
03045673

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Austria Creditanstalt

*CURRENT ADDRESS A-1010 Vienna Am Hof 2
A-1030 Vienna Vordere Zollamtsstrasse 3
Vienna, Austria

**FORMER NAME

**NEW ADDRESS


PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

FILE NO. 82- 34765 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DAT : 1/23/04

The information contained in this Offering Circular is not complete and may be changed. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

SUBJECT TO COMPLETION, DATED JUNE 18, 2003

CONFIDENTIAL

BankAustria Creditanstalt

Bank Austria Creditanstalt AG

(Incorporated as a joint stock company in the Republic of Austria)

Global Offering of up to 33,031,740 Ordinary Bearer Shares
(with no par value)

This is an offering of ordinary no-par value voting bearer shares of Bank Austria Creditanstalt AG ("Shares"). The offering consists of:

- a public offering to retail and institutional investors in the Republic of Austria (the "Austrian Offering"),
- an offering in the United States of America (the "U.S. Placement") to qualified institutional buyers ("QIBs") in reliance on Rule 144A ("Rule 144A") under the U.S. Securities Act of 1933, as amended (the "Securities Act"); and
- an offering to institutional investors outside the Republic of Austria and outside of the United States in reliance on Regulation S under the Securities Act ("Regulation S") (together with the U.S. Placement, the "International Placement").

The offered Shares will be newly issued and will represent a notional portion of our share capital of EUR 7.27 each (the "New Shares" and, together with the Additional Shares as defined below, the "Offer Shares"). The Offer Shares will be entitled to all dividends declared or paid by us with respect to fiscal year 2003 and subsequent fiscal years. We expect the offering price to be between EUR 27 and EUR 31 per Share. On or about July 8, 2003, we will determine the offering price in consultation with the joint global bookrunners. The underwriters for the offering expect to deliver the New Shares on or about July 11, 2003. Prior to this offering, there has been no active public market for the Shares.

For a discussion of certain risks that you should take into account in deciding whether to purchase the Offer Shares, please refer to "Risk Factors."

Offering Price: EUR per Share

We have granted the underwriters an option, exercisable by on behalf of the underwriters until 30 days following the closing date, to subscribe for and purchase up to 4,954,760 additional newly issued Shares (the "Additional Shares") at the offering price to cover over-allotments and other short positions.

The Offer Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, or outside of the United States in compliance with Regulation S. For a description of certain restrictions on transfer, see "Transfer Restrictions."

The Offer Shares are offered severally by the underwriters specified in this Offering Circular, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The Offer Shares will be represented by one or more global certificates, which will be deposited with Oesterreichische Kontrollbank AG ("OeKB"). Interests in the Shares will be credited on or around July 11, 2003, against payment for them, to the accounts of purchasers through the book-entry facilities of OeKB.

On June 18, 2003, the Shares were admitted for listing on the Official Market and assigned to the Prime Market segment of the Vienna Stock Exchange (*Wiener Börse*). We expect trading in the Shares on the Vienna Stock Exchange to commence on or about July 9, 2003.

Global Coordinator

HVB Corporates & Markets / CA IB

Joint Global Bookrunners and Joint Lead Managers

HVB Corporates & Markets / CA IB **Goldman Sachs International** **JPMorgan**

Joint Lead Managers

Credit Suisse First Boston **Merrill Lynch International**

Co-Lead Managers

Raiffeisen CENTROBANK **UniCredit Banca Mobiliare**

Offering Circular dated July , 2003

In this Offering Circular, references to "our company" are to Bank Austria Creditanstalt AG, unless the context otherwise requires. Bank Austria Creditanstalt AG prepares separate unconsolidated financial statements in accordance with Austrian generally accepted accounting principles ("Austrian GAAP").

References to "we," "us," "our group" or the "Bank Austria Creditanstalt Group" are to Bank Austria Creditanstalt AG together with its consolidated subsidiaries and associated companies (which are stated at equity and where Bank Austria Creditanstalt AG has a significant influence), unless the context otherwise requires.

References to "BPH PBK" are to Bank Przemyslowo-Handlowy PBK S.A., our company's banking subsidiary in Poland.

As used in this Offering Circular, "HypoVereinsbank" refers to Bayerische Hypo- und Vereinsbank AG, the parent company of Bank Austria Creditanstalt AG, and "HVB Group" refers to HypoVereinsbank and its consolidated subsidiaries and associated companies.

As used in this Offering Circular, references to "Central and Eastern Europe" are to Central and Eastern Europe, excluding Austria and Germany, and references to "CEE" or the "CEE region" are to the parts of Central and Eastern Europe in which we currently conduct operations (Poland, the Czech Republic, Hungary, Croatia, Slovakia, Slovenia, Romania, Bulgaria, Serbia and Montenegro and Bosnia and Herzegovina) or have a representative office (Macedonia).

Bank Austria Creditanstalt AG, with its corporate seat in Vienna, Austria, assumes responsibility for the information contained in this Offering Circular and confirms the information is true and accurate in all material respects and there are no facts the omission of which would, in the context of this offering, make the information contained in this Offering Circular misleading in any material respect.

The audited consolidated financial statements of Bank Austria Creditanstalt Group as of and for the years ended December 31, 2001 and 2002, and the notes thereto, included elsewhere in this Offering Circular have been audited by Sparkassen-Prüfungsverband, Prüfungsstelle (the Auditing Board of the Savings Bank Auditing Association), Grimmelshausengasse 1, A-1030 Vienna, under the supervision of Klaus Goschler and Wolfgang Riedl, KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, under the supervision of Gottwald Kranebitter and Walter Reiffenstuhl, and Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, under the supervision of Philip Göth and Harald Breit, as indicated in their audit opinions with respect thereto, and are included herein in reliance upon such reports given upon their authority as independent auditors.

We have prepared this Offering Circular in connection with this offering to be used solely for the purpose of enabling prospective investors to consider the purchase of the Offer Shares. We and the other sources identified in this Offering Circular have provided the information contained in this document. Reproduction and distribution of this Offering Circular or revelation or use of the information contained herein for any purpose other than considering an investment in the Offer Shares is prohibited.

Effective from the date of commencement of discussions concerning this offering, you and each of your employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the U.S. Federal tax treatment and tax structure of this offering and all materials of any kind, including opinions or other tax analyses, that we have provided to you relating to such tax treatment and tax structure. However, the foregoing does not constitute an authorization to disclose the identity of our company or its affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information.

No person is authorized to give any information or make any representation not contained in this Offering Circular in connection with this offering. If given or made, such information or representation may not be relied upon as having been authorized by any of the underwriters or us. This Offering Circular is not an offer to sell or a solicitation of an offer to buy any security other than the Offer Shares. It is not an offer to sell to, or a solicitation of an offer to buy any Offer Shares from, any person in any jurisdiction in which it is unlawful to make such offer or solicitation. The delivery of this Offering Circular does not at any time imply that the information contained herein is correct at any time subsequent to the date of this Offering Circular. In particular, neither the delivery of this Offering Circular nor the offering, sale and delivery of any Offer Shares create under any circumstances any implication that there has been no adverse change, or any event reasonably likely to involve any adverse change, in our condition (financial or otherwise) since the date of this Offering Circular.

Applicable laws may restrict the distribution of this Offering Circular and the offer and sale of the Offer Shares in certain circumstances. You are required to comply with any such restrictions. For a further description of certain restrictions on the offer and sale of the Offer Share, please see the "Selling Restrictions" and "Transfer Restrictions" discussions in this Offering Circular.

This Offering Circular is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The Offer Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The German version of this Offering Circular has been prepared and drawn up in accordance with the provisions of the Austrian Stock Exchange Act (*Börsegesetz*) and filed with the Vienna Stock Exchange in accordance with the Stock Exchange Act and with the Filing Office (*Meldestelle*) at Oesterreichische Kontrollbank AG in accordance with the Austrian Capital Market Act (*Kapitalmarktgesetz*).

In connection with this offering, Goldman Sachs International may over-allot or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation on the part of Goldman Sachs International to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stablization period will end no later than 30 days following the commencement of trading in the Shares.

Information on our web site, any web site mentioned in the Offering Circular, or any web site directly or indirectly linked to our or any other web site mentioned in this Offering Circular is not incorporated by reference into this Offering Circular and you should not rely on it in making your decision to invest in the Shares.

FOR AUSTRIAN INVESTORS ONLY

A German language offering circular *(Börseprospekt)* prepared in accordance with the Austrian Capital Market Act has been duly published and is available at the head office of Bank Austria Creditanstalt AG, Vordere Zollamtsstraße 13, A-1030 Vienna, Austria, as well as at the Raiffeisen Centrobank AG, Tegetthofstraße 1, A-1015 Vienna, Austria. Publication in the Official Gazette of the Wiener Zeitung *(Amtsblatt zur Wiener Zeitung)* in accordance with Section 10, Paragraph 2 of the Austrian Capital Market Act occurred on June 20, 2003. For Austrian investors in the Offer Shares, only the information contained in the German language offering circular is legally controlling.

U.S.-RELATED MATTERS

The Offer Shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to QIBs in reliance on Rule 144A. Prospective purchasers in this offering are hereby notified that the seller of the Offer Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The Shares are not transferable except in accordance with the restrictions described under "Selling Restrictions" and "Transfer Restrictions."

The Offer Shares have not been recommended by any U.S. federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary may be a criminal offence.

Financial statements included in this Offering Circular have been prepared in accordance with accounting standards that may not be comparable to the financial statements of similar U.S. companies.

Enforcement of Civil Liabilities

Bank Austria Creditanstalt AG is a joint stock company (*Aktiengesellschaft*) organized under the laws of the Republic of Austria. The supervisory board members, management board members and certain executive officers of our company and certain experts named in this Offering Circular are residents of the Republic of Austria or other European Union member states and all or a substantial portion of the assets of such persons and of our company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Bank Austria Creditanstalt AG or such other persons or to enforce against them in U.S. courts judgments obtained in such courts based on the civil liability provisions of the U.S. securities laws. In general, the enforceability in Austrian courts of a final judgment of a U.S. court would require retrial of the case in the Republic of Austria.

Notice to New Hampshire Residents Only

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire revised statutes with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or has recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any

prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

Available Information

If, at any time, our company is neither subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, and if at such time the Offer Shares are "restricted securities" within the meaning of Rule 144 under the Securities Act, we will furnish, upon request, to any owner of the Offer Shares, or any prospective purchaser designated by any such owner, the information required to be delivered pursuant to Rule 144(d)(4) under the Securities Act. We will also furnish to each such owner all notices of shareholders' meetings and other reports and communications that we make generally available to our shareholders.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements relating to our business, our financial performance and results, and the industry in which we operate. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words "believes," "expects," "predicts," "intends," "projects," "plans," "estimates," "aims," "foresees," "anticipates," "targets," and similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. In this Offering Circular, forward-looking statements include, among others, statements relating to:

- our implementation of our strategic initiatives;
- the development of aspects of our results of operations;
- certain financial targets we have set for ourselves;
- our expectations of the impact of risks that affect our business, including the risks of loss on our credit exposures and the risks relating to changes in interest and currency exchange rates and in asset prices; and
- other statements relating to our future business development and economic performance and general economic trends and developments.

We base these forward-looking statements on our current plans, estimates, projections and expectations. These statements are based on certain assumptions that, although reasonable at this time, may prove to be erroneous. You should not place undue reliance on these forward-looking statements. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include:

- changes in general economic and business conditions;
- changes and volatility in currency exchange rates, interest rates and asset prices;
- changes in governmental policy and regulation and political and social conditions;
- changes in our competitive environment;
- changes in our credit ratings;
- the success of our acquisitions, divestitures, mergers and strategic alliances;
- the risk that we may not fully realize the benefits we anticipate from any cost control, risk management or other business plans or strategies that we have initiated;
- other factors that are discussed in more detail under "Risk Factors" below; and
- factors that are not known to us at this time.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, events described in this Offering Circular might not occur or actual results may vary materially from those described in this Offering Circular as anticipated, believed, estimated or expected, and we may not be able to achieve our financial targets and strategic objectives. We do not intend, and do not assume any obligation, to update industry information or forward-looking statements set forth in this Offering Circular.

PRESENTATION OF FINANCIAL INFORMATION

This Offering Circular contains (i) audited consolidated financial statements for Bank Austria Creditanstalt AG at and for the years ended December 31, 2002 and 2001 (as well as comparative figures for the year ended December 31, 2000) (including the notes thereto, the "Consolidated Annual Financial Statements") and (ii) unaudited consolidated financial statements at and for the three months ended March 31, 2003 (including the notes thereto, the "Consolidated Interim Financial Statements" and, together with the Consolidated Annual Financial Statements, the "Consolidated Financial Statements"). We prepare our Consolidated Financial Statements on the basis of International Accounting Standards ("IAS"). IAS differs in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). Certain significant differences between our accounting policies under IAS and U.S. GAAP are described under "Summary of Certain Significant Differences Between IAS and U.S. GAAP."

As required by Austrian law, we also prepare unconsolidated financial statements under Austrian GAAP, which are not included in the Offering Circular. This Offering Circular, however, includes certain unconsolidated financial information of Bank Austria Creditanstalt AG that has been derived from the unconsolidated financial statements of Bank Austria Creditanstalt AG prepared under Austrian GAAP. See "Dividend Policy" and "Selected Statistical Information of Bank Austria Creditanstalt AG."

In addition, this Offering Circular contains certain selected statistical information of our Polish subsidiary BPH PBK that has been derived from unconsolidated financial information of BPH PBK prepared according to IAS. See "Selected Statistical Information of BPH PBK."

We have a number of *pro forma* financial presentations in this Offering Circular. The basis upon which we have prepared them is described where these presentations appear.

For ease of presentation, we rounded the financial information in a number of tables in this Offering Circular. Accordingly, in certain cases, the sum of the numbers in a column may not be the same as the total figure given for that column. Some of the percentage figures included in this Offering Circular have been calculated on the basis of exact figures, rather than rounded figures.

Our Consolidated Financial Statements are presented in Euro. References in this Offering Circular to "Euro" or "EUR" are references to the single currency of the EU member states participating in the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community ("EC Treaty"). References to "U.S. dollars" or "USD" are to the lawful currency of the United States of America, references to "PLN" or "Polish zloty" are to the lawful currency of the Republic of Poland and references to "CZK" or "Czech crowns" are to the lawful currency of the Czech Republic.

Except as otherwise stated, amounts appearing in this Offering Circular that were converted into Euro from other currencies were converted in accordance with the principles described in the Audited Consolidated Financial Statements.

To help you see how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below sets forth, for the periods indicated, the average, high, low and period-end Euro reference exchange rates of the European Central Bank ("ECB") for U.S. dollars (expressed in USD per EUR 1.00). No representation is made that U.S. dollars could have been, or could be, converted into Euro at these rates.

	USD per EUR			
Year or month	**Average**	**High**	**Low**	**Period-End**
2000	0.9244	1.0368	0.8307	0.9305
2001	0.8959	0.9545	0.8384	0.8813
2002	0.9448	1.0487	0.8578	1.0487
2003				
January	1.0618	1.0870	1.0377	1.0816
February	1.0773	1.0910	1.0706	1.0782
March	1.0807	1.1080	1.0570	1.0895
April	1.0851	1.1131	1.0582	1.1131
May	1.1592	1.1901	1.1218	1.1822
June (through June 13, 2003)	1.1734	1.1813	1.1672	1.1751

We have significant operations in Poland. To help you see how the value of the Polish zloty has developed vis-à-vis the Euro, the table below sets forth, for the periods indicated, the average, high, low period-end Euro reference exchange rates of the ECB for Polish zloty (expressed in PLN per EUR 1.00). The rates stated below are provided solely for your convenience and are not necessarily the exchange rates we used in the preparation of our Consolidated Financial Statements included elsewhere in this Offering Circular. No representation is made that Polish zloty could have been, or could be, converted into Euro at these rates.

	PLN per EUR			
Year or month	**Average**	**High**	**Low**	**Period-End**
2000	4.0095	4.2627	3.8097	3.8498
2001	3.6735	3.9383	3.3433	3.4953
2002	3.8556	4.2250	3.4872	4.0210
2003				
January	4.0696	4.2222	3.9865	4.1345
February	4.1656	4.2148	4.1153	4.2148
March	4.3363	4.4200	4.2423	4.4200
April	4.2939	4.4298	4.2395	4.2680
May	4.3357	4.4072	4.2388	4.4072
June (through June 13, 2003)	4.4275	4.3860	4.4630	4.4309

PRESENTATION OF CUSTOMER RELATIONSHIP DATA

Many of our customers maintain customer relationships with multiple banking institutions. For this reason, customers that we count as ours may be counted by other financial institutions as their customers as well. As a result, calculations of customer share percentages based on the number of customers may involve the counting of a single customer multiple times, each time by a different institution. In addition, if a customer deals with us in more than one of our banks (for example, the customer is a client of both Bank Austria Creditanstalt AG and Schoellerbank AG), that customer normally would be counted more than once in our aggregate totals. For corporate groups, we count each separate legal entity that has a banking relationship with us as a separate customer.

TABLE OF CONTENTS

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and the Consolidated Financial Statements including the respective notes thereto contained in this Offering Circular.

Bank Austria Creditanstalt Group

We are one of the premier banking groups in Austria and Central and Eastern Europe. We are the largest banking group in Austria, based on total assets of EUR 145 billion as of March 31, 2003. In Central and Eastern Europe, we have a presence in eleven countries and are focused on further growth. Our activities cover a full range of corporate and retail banking, asset management and corporate finance products and services.

As of March 31, 2003, we had a client base of more than 5.3 million customers, of which approximately 1.8 million were located in Austria and 2.8 million in Poland. We had a total of 31,489 employees (full-time employee equivalents) as of March 31, 2003, of which 18,129 were located in Central and Eastern Europe, including 11,939 in Poland.

We are part of the HVB Group, which ranks among the five largest European banking groups based on total assets of EUR 680 billion as of March 31, 2003. Central to our strategy is our clearly defined focus on Austria and the CEE region within the HVB Group.

Strategy

Our strategy is to build on our position as one of the premier financial institutions in both Austria and Central and Eastern Europe. In recent years, Austria and the neighboring CEE region have been establishing numerous commercial and financial ties that more closely bind them together. With the scheduled enlargement of the European Union as several CEE countries join in 2004, we expect economic development in the CEE region to accelerate. We have positioned ourselves to benefit from this trend by combining the strengths and know-how that come from our position as a market leader in the more mature Austrian market with the opportunities that come from having a broad network of banks in the new market economies of the CEE region.

When we became part of the HVB Group in 2000, we agreed to transfer essentially all our operations outside of Austria and the CEE region to HypoVereinsbank. In turn, HypoVereinsbank agreed to transfer essentially all its operations in Austria and the CEE region to us. Today, we have the most geographically extensive network of banking operations in the CEE region, with a particularly sizable presence in Poland. Our strategy is to use our presence in Austria and the CEE region as the foundation for profit and growth, employing our resources and experience to achieve efficiencies and competitive advantage in existing and new operations.

In keeping with our geographic focus, our strategy is two-fold:

- strengthening profitability and selective growth in Austria; and
- focusing on profitable growth in the CEE region.

Our objective is to continue to reap benefits from our market-leading positions in the Austrian market while at the same time capturing growth associated with the convergence of the economies of the CEE countries and the European Union member states.

Summary Financial and Operating Data

The summary balance sheet data and summary income statement data set forth below have been derived from, and should be read in conjunction with, our Consolidated Financial Statements included elsewhere in this Offering Circular. Pro forma amounts as of and for the year ended December 31, 2000, as set forth in the notes to our consolidated financial statements as of and for the year ended December 31, 2001, give effect to our acquisition of HypoVereinsbank's subsidiaries, branches and operations in Austria and the CEE region and our sale of our subsidiaries, branches and operations outside Austria and the CEE region to HypoVereinsbank that occurred in the course of 2001, as if such acquisitions and sales had occurred as of January 1, 2000. In addition to our Consolidated Financial Statements, we also present elsewhere in this Offering Circular additional historical and unaudited supplemental financial information for our group, for our company and for our subsidiaries. You should therefore read the summary financial data and summary operating data below together with our Consolidated Financial Statements and additional historical and unaudited supplemental financial information, as well as "Operating and Financial Review and Prospects," each of which appears elsewhere in this Offering Circular.

Bank Austria Creditanstalt Group—Summary Financial Data

	As of and for the years ended December 31,				As of and for the three months ended March 31,	
	2002	2001	2000	2000	2003	2002
			pro forma		unaudited	unaudited
	in EUR million, except % and per share amounts					
Balance sheet data						
Total assets	147,968	159,597	155,010	165,019	145,077	155,120
Trading assets	18,954	13,735	9,350	14,256	19,259	13,380
Loans and advances to, and placements with, banks	29,558	42,596	41,906	39,417	28,048	38,113
Loans and advances to customers	76,354	78,583	79,886	82,320	74,565	78,350
Loan loss provisions	(3,622)	(3,425)	(2,830)	(2,856)	(3,616)	(3,540)
Investments	17,976	17,819	20,004	26,182	18,500	19,117
Property and equipment	1,177	1,308	1,746	1,248	1,139	1,268
Amounts owed to banks	41,033	48,352	50,453	59,105	41,229	47,313
Amounts owed to customers	56,562	59,962	55,657	53,047	54,126	57,341
Liabilities evidenced by certificates	19,992	23,186	28,139	31,283	19,187	22,181
Trading liabilities	10,504	7,122	n/a(1)	5,294	10,842	7,089
Other liabilities	4,673	4,420	7,012	3,005	4,743	4,431
Shareholders' equity	4,610	4,875	4,494	4,615	4,544	4,825
Supplemental balance sheet data						
Risk-weighted assets (banking book)(2)	67,160	72,003	n/a	79,783	66,053	70,326
Core capital (Tier 1)(2)	4,574	5,603	n/a	4,880	4,453	5,183
Net capital resources(2)	7,509	9,325	n/a	8,220	7,385	8,558
Tier 1 capital ratio(2) (in %)	6.8	7.8	n/a	6.1	6.7	7.4
Total capital ratio (solvency ratio)(2) (in %)	11.2	13.0	n/a	10.3	11.2	12.2
Income statement data						
Net interest income after losses on loans and advances	1,770	1,969	1,804	1,575	392	431
Net fee and commission income	1,076	1,061	1,093	862	270	285
Net trading result	231	261	236	137	109	61
General administrative expenses	2,503	2,773	2,596	2,159	619	673
Operating profit	572	552	492	357	149	113
Net income before taxes	504	655	800	662	153	118
Consolidated net income	309	483	n/a	592	101	81
Supplemental income statement data						
Earnings per share (in EUR)	2.71	4.24	n/a	5.17	0.89	0.71
Return on equity after taxes (in %)	6.5	10.2	n/a	13.1	8.9	6.6
Return on assets (in %)	0.20	0.30	n/a	0.39	0.28	0.21
Cost/income ratio (in %)	69.3	68.8	69.6	67.9	69.0	70.4
Losses on loans and advances/risk-weighted assets (banking book) (in %)	0.77(3)	0.98	n/a	0.85(3)	0.77(3)	0.97(3)
Losses on loans and advances/net interest income(4) (in %)	23.3	26.3	26.2	29.7	24.6	28.4

(1) Included in Other liabilities.

(2) Prepared in accordance with the Austrian Banking Act.

(3) Based on average risk-weighted assets.

(4) We sometimes refer to this ratio in other contexts as our risk/earnings ratio.

Bank Austria Creditanstalt Group—Summary Operating Data

	As of December 31,			As of March 31,	
	2002	2001	2000	2003	2002
Number of employees (full-time employee equivalents)					
Bank Austria Creditanstalt Group	29,767	32,164	26,596	31,489	31,437
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business (*Funktionstochtergesellschaften*)(1)	11,916	12,636	13,322	11,820	12,443
CEE and Bank Austria Creditanstalt AG's other subsidiaries(2)	17,851	19,528	13,274(3)	19,669	18,994
of which: Poland	12,089	14,387	8,829(3)	11,939	13,891
Offices					
Bank Austria Creditanstalt Group	1,345	1,284	1,022	1,316	1,236
Austria	449	527	518	446	525
CEE and rest of the world	896	757	504(3)	870	711
of which: Poland	561	649	391(3)	538	606

(1) Including six unconsolidated subsidiaries.

(2) Including the non-consolidated HVB Bank Yugoslavia a.d. and the consolidated Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE *Kreditkarten* AG, CAPITAL INVEST *die Kapitalanlagegesellschaft der* Bank Austria Creditanstalt Gruppe GmbH, Asset Management GmbH, Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG, BA/CA Asset Finance Limited, Bank Austria Cayman Islands Ltd.

(3) Without subsidiaries then held by HypoVereinsbank.

Summary of the Offering

Offering	Bank Austria Creditanstalt AG is offering up to 33,031,740 of its new ordinary no-par value voting bearer shares. In addition, the underwriters have been granted an over-allotment option with regard to up to 4,954,760 shares. The offering consists of a public offering to retail and institutional investors in Austria, a private placement in the United States to qualified institutional buyers in reliance on Rule 144A and private placements to institutional investors outside of Austria and the United States in reliance on Regulation S. The offering period is expected to run from June 23, 2003 through July 8, 2003. The offering period may be shortened and investors placing orders may be allotted less than the number of shares requested or no shares at all.
Offer Shares	New ordinary no-par value voting bearer shares of Bank Austria Creditanstalt AG.
Price Range and Offering Price	The price range is EUR 27 to EUR 31 per Share. On or about July 8, 2003, we will determine the offering price per Share in consultation with the joint global bookrunners on the basis of the order book established through the bookbuilding process. The offering price will be published via electronic information services such as Reuters or Bloomberg on or about July 8, 2003, and in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*) on or about July 9, 2003.
Over-Allotment Option	In the underwriting agreement, the underwriters have been granted the option, exercisable until 30 days after the closing date, to subscribe for and purchase up to 4,954,760 Additional Shares from us to cover over-allotments and other short positions. In addition, the underwriters have been granted by HypoVereinsbank the option to borrow such amount of Shares by way of a securities lending agreement.
Payment and Settlement for Offer Shares	The number of Offer Shares allotted to any investor who has placed an order with one of the underwriters will be available from that underwriter on or about July 9, 2003. We expect that delivery of the New Shares against payment will take place on or about July 11, 2003. The Offer Shares purchased in this offering will be represented by one or more temporary global share certificates that will be deposited with OeKB. We expect that the New Shares will be ready for delivery in book-entry form through the facilities of OeKB on or about July 11, 2003. Investors purchasing Shares will not be entitled to receive individual share certificates.
Lock-up Agreements	We have agreed with the underwriters in the underwriting agreement that neither we nor any of our subsidiaries will within a period of 180 days after the closing date, without the prior consent of certain underwriters, directly or indirectly, (i) issue, offer, lend, pledge, sell or conclude any option or contract to sell or post as collateral, any Shares, including securities that represent rights to subscribe for Shares, or (ii) enter into any swap or similar agreement that transfers, in whole or in part, any elements of ownership of

	the Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or similar securities or in cash, or announce an intention to engage in any such transaction described in clause (i) or (ii).
	There are certain exceptions to the lock-up, such as for the delivery of the Offer Shares and routine market-making.
	HypoVereinsbank has agreed to substantially the same lock-up provisions in the underwriting agreement.
Use of Proceeds	We expect that the net proceeds to our Company from the sale of the New Shares in this offering will be approximately EUR million, after deducting estimated discounts and commissions to the underwriters and other expenses (including Austrian corporate tax of 1% of the gross proceeds of this offering) of approximately EUR million that reduce the net proceeds to us. If the over-allotment option granted to the underwriters is fully exercised, the net proceeds would increase to approximately EUR million, and the expected aggregate commission (already deducted in the aforementioned figure) would increase by approximately EUR million.
	We intend to use the net proceeds from this offering to support our expansion in Central and Eastern Europe and for general corporate purposes. In this regard, we intend to use a part of the net proceeds from the completion of this offering to acquire from HypoVereinsbank its remaining 18.95% shareholding in BPH PBK at a purchase price of EUR 439 million.
Dividends	The Shares being offered in this offering entitle their holder to full dividend rights for the full fiscal year 2003.
Voting Rights	Each of the Offer Shares entitles its holder to one vote at our shareholders' meeting. Because HypoVereinsbank will continue to own more than 77.5% of our share capital after completion of the offering (more than 75.0% if the over-allotment option is fully exercised), it will control the outcome of votes on nearly all shareholders' resolutions.
Listing and Quotation	On June 18, 2003, the Shares were admitted for listing on the Official Market and assigned to trading on the Prime Market segment of the Vienna Stock Exchange. We expect trading in the Shares on the Vienna Stock Exchange to commence on or about July 9, 2003. For information on the Vienna Stock Exchange, see "The Vienna Stock Exchange."
Closing Date	The closing of this offering is expected to occur on or about July 11, 2003.
Securities Identification Numbers	ISIN: AT 0000995006
Trading Symbol	BACA
Risk Factors	For a discussion of certain risk factors that you should take into account in deciding whether to purchase the Offer Shares, see "Risk Factors."

RISK FACTORS

Before purchasing the Offer Shares, you should consider carefully the specific risk factors set out below, as well as the other information contained in this Offering Circular. Any of the risks described below could have a material adverse impact on our business, prospects, results of operations or financial condition and could therefore have a negative effect on the market price of the Offer Shares. They could also, alone or together with other factors, prevent us from reaching the financial targets we have set for ourselves.

Risks Relating to Our Business

Our Operating Environment is Challenging

Recently, the Austrian economy has fared better than some of the other mature Western European economies, as a number of the country's largest companies have taken restructuring measures to improve their performance. The performance of the economy depends heavily upon export sales, particularly in component and sub-assembly manufacturing. The Austrian economy is strongly influenced by international economic trends affecting the European Union, and particularly by trends in neighboring Germany, where the economy has been performing weakly for some time. A lasting decline in growth in Central and Eastern Europe would affect Austria more than other Western European countries because of the comparatively high proportion of Austrian exports connected with that region. The economy in Poland, where we have our largest presence outside Austria, has been struggling with low growth and high unemployment. Declining interest rates in Austria, Poland and other regions in which we operate put pressure on our margins.

Competition in the Austrian banking sector remains intense and is largely a result of excess capacity, most notably in the retail sector. As a result of fierce competition, interest margins are under constant pressure and credit pricing in the industry has at times not adequately reflected credit default risk associated with individual loans. In applying our credit policy, we are pursuing a strategy of improving the correlation between credit risks and our credit pricing and of considering our relationship with the customer as a whole, including the extent to which the relationship generates fee income. We cannot guarantee, however, that we will be successful with this strategy in the current competitive environment and, as a consequence, may miss our target of reducing our ratio of losses on loans and advances to net interest income to 20% by 2006.

A particular challenge for us in Austria is that our market penetration in some sectors is already so substantial that we encounter counterparty and other risk management limits, which may restrict our ability to increase our business. As we are such a significant participant in the Austrian banking market, it is difficult for us to insulate ourselves from trends that adversely affect the Austrian economy as a whole. In the short- to medium-term, labor unrest associated with the Austrian government's plans for state pension reforms may adversely affect the Austrian economy's growth.

Central and Eastern European Expansion Poses Special Challenges

A cornerstone of our strategy is to expand and develop our business in Central and Eastern Europe. The countries of Central and Eastern Europe have undergone rapid political, economic and social change in recent years. Accession to the European Union for many of the countries in which we operate will lead to further changes. Economic growth in Central and Eastern Europe may be restrained in coming years by European Union fiscal and monetary disciplines, which may limit a country's ability to respond to local economic needs. However, some CEE countries still have to raise tax rates and levies to European Union standards to put public sector finance on a sustainable basis. The first group of accession candidates (Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia) is currently scheduled to join the European Union in May 2004. A delay in or disruption of accession may have material adverse consequences for the economies of the CEE region countries and, by extension, for us. We expect that, with accession, new entrants will move into the CEE banking markets and existing entrants will seek to expand their presence, increasing competitive pressures.

Presently, declining interest rates are depressing our interest margins, which we might not be able to offset fully by increases in fee income and lower loan loss provisions. Developments in the CEE economies beyond our control, such as rapid inflation or deflation, exchange rate or interest rate fluctuations, the failure of personal income levels to grow at expected rates, recession, labor unrest and

higher unemployment, rapid changes in capital flows, declines in credit quality, political shifts and other developments, could affect us adversely. (Developments of these kinds in Austria could also, of course, affect us adversely.) A failure by our CEE operations to meet our performance expectations may result in downward adjustments of the book values (particularly goodwill) of those operations, with corresponding negative effects on our earnings, as well as in a failure to reach our target of increasing the contribution of our CEE segment to our net income before taxes to 38% by 2006.

Our CEE Operations Expose Us to Foreign Currency Risks

Our heavy involvement in the CEE countries causes our results to be exposed to the effects of fluctuations in the value of the Euro vis-à-vis the local currencies of CEE countries. For a discussion of the limited way in which we attempt to hedge some of the foreign exchange risk relating to our net income, see "Operating and Financial Review and Prospects—Effects of Currency Fluctuations."

Regulatory Constraints Affect the Conduct of Our Business in the CEE Region

At present, tax and regulatory constraints affecting the repatriation to Austria of profits from our CEE subsidiaries can be considerable, making such repatriation economically unattractive. These constraints make it difficult for us to optimize the capitalization levels of our CEE subsidiaries. We anticipate that these taxes and other restrictions will be reduced or eliminated in many of these countries as they move toward accession to the European Union, but we cannot guarantee that this will be the case. In Poland, we plan to utilize the capital of our subsidiary BPH PBK with increased efficiency through continued growth in risk-weighted assets.

Bankruptcy law systems in the CEE region have at times made it comparatively difficult for us to receive payouts on claims related to, or to foreclose on collateral that secures, extensions of credit that we have made to entities that have subsequently filed for bankruptcy protection.

The Successful Integration of Our Operations is Essential

Over the past several years, we have made a number of important acquisitions, including acquisitions of operations and interests in Central and Eastern Europe that formerly belonged to our parent company, HypoVereinsbank. As part of our growth strategy, we may make further acquisitions over the next several years, including through the investment of a substantial portion of the proceeds from this offering. See "Use of Proceeds." Acquisitions and combinations raise significant management and financial challenges, including:

- the need to integrate the infrastructure of acquired businesses, including management information systems and risk and asset-liability management systems;
- the resolution of outstanding legal, regulatory, contractual or labor issues arising from the acquisition;
- the integration of marketing, customer service and product offerings; and
- the integration of different company and management cultures.

These challenges can strain our management and financial resources. Cross-border acquisitions, such as in the CEE region, can be even more challenging because of differences in language, national cultures, business practices and political and legal systems. We aim to bring our substantial experience with complex combinations of banking organizations to bear in integrating our CEE operations.

We are in the process of streamlining our Polish operations by introducing new systems and reducing staff following the merger of the two Polish banks that make up our Polish operations. In addition, we are upgrading credit policies and procedures and risk management systems in our operations in Poland and other CEE countries. Local policies, systems, processes and procedures have not yet, however, reached the standards achieved in the more mature Austrian market. Banking activities in Central and Eastern Europe, in particular in Poland, therefore may present greater credit and operational risks than those in Austria.

Although we believe that the integration of our operations has progressed satisfactorily, there can be no assurance that significant difficulties will not arise or that material additional expenditures will not be necessary in connection with past and future acquisitions. If we cannot successfully integrate acquired companies on a timely and efficient basis or are unable to avoid incurring higher than expected

costs in the integration process, or cannot sufficiently expand the business or otherwise improve the profitability of the banks we acquire, we may be unable to achieve all the anticipated synergies or other expected benefits. Failure to integrate our operations successfully could have a material adverse impact on our financial condition and results of operations and could prevent us from reducing our cost/income ratio to 63% by 2006.

Our Trading Income is Volatile

Our trading income is dependent on numerous factors beyond our control, such as the general market environment, overall trading activity, interest rate levels, fluctuations in exchange rates and general market volatility. A substantial amount of our trading income has been derived from alternative investment strategies. See "Operating and Financial Review and Prospects—Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001—Net Trading Result." A significant decline in our trading income, or running a trading loss, could adversely affect our ability to operate profitably.

Our Non-Traditional Banking Businesses Add to Our Credit Risks

Like other banks, we are exposed to the risk that third parties who owe us money, securities and other assets will not perform their obligations. Many of the businesses we engage in beyond the traditional banking businesses of lending and deposit-taking also expose us to credit risk. Non-traditional sources of credit risk can, for example, arise from:

- holding securities of third parties;
- entering into derivative contracts under which counterparties have obligations to make payments to us;
- executing securities, futures, currency or commodity trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and
- extending credit through other arrangements.

Our Risk Management Strategies and Techniques May Leave Us Exposed to Unidentified or Unanticipated Risks

Although we invest substantial time and effort in our risk management strategies and techniques, they may nonetheless fail under some circumstances, particularly when confronted with risks that we do not identify or anticipate. Some of our methods for managing risk are based upon observations of historical market behavior. We apply statistical techniques to these observations to arrive at quantifications of our risk exposures. For more information on our risk management strategies and techniques, please refer to "Bank Austria Creditanstalt Group—Risk Management." If circumstances arise that we did not identify or anticipate in developing our statistical models, our losses could be greater than we expect. Furthermore, our quantifications do not take all risks into account. If our measures to assess and mitigate risk prove insufficient, we may experience material unexpected losses. Many of our more sophisticated trading and investment transactions are designed to profit from price movements and differences between prices. If prices move in a way that our risk modeling has not anticipated, we may experience significant losses. Assets that are not traded on public trading markets, such as derivative contracts between banks, may be assigned values that we calculate using mathematical models. Monitoring the deterioration of assets like these can be difficult and may lead to losses we have not anticipated.

Our Credit Risk is Concentrated in Austria and Poland

As a leading provider of credit to retail and business customers in Austria and Poland, our level of loan loss provisions and loan losses may increase if economic conditions in these countries deteriorate or if large borrowers in those countries become unable to pay. This could have a significant negative impact on our results of operations and financial condition.

A large portion of our credit exposure is with corporate customers (including from the public sector), which accounted for approximately 47% of our total group-wide credit exposure as of December 31, 2002. Austrian corporate customers (determined by location of registered office) accounted for approximately 66% of total corporate customer credit exposure and Polish corporate customers

represented approximately 7% of total corporate customer credit exposure. Although this credit risk is not concentrated in any particular industry or any particular borrower or group of related borrowers, a significant deterioration in the credit conditions in the corporate sector in Austria or Poland would have a material adverse impact on our results of operations and financial condition.

There Are Risks Associated with Our Complex Information Technology Systems

Large-scale institutional banking activities, such as those conducted by our group, are increasingly dependent on highly sophisticated information technology ("IT") systems. IT systems are vulnerable to a number of problems, such as computer virus infection, malicious hacking, physical damage to vital IT centers and software or hardware malfunctions. Harmonizing the IT systems of our group's financial subsidiaries to create a consistent IT architecture poses special challenges. These problems pose significant risks to us, even though we take measures to protect ourselves against them. For a discussion of an IT failure that we faced earlier this year, see "Bank Austria Creditanstalt Group—Risk Management—Operational Risk."

Unforeseeable Events Can Interrupt Our Operations and Cause Substantial Losses

Unforeseeable events, such as terrorist attacks, natural disasters and epidemics, could interrupt our operations and result in substantial losses. Such losses can relate to property, financial assets, trading positions and key employees. If our business continuity plans do not address such events or cannot be implemented under the circumstances, our losses may increase. Unforeseeable events can also lead to additional operating costs, such as higher insurance premiums and the need for redundant systems. They may also make insurance coverage for certain risks unavailable, and so increase our risk.

We Face Litigation Risks

You will find under "Bank Austria Creditanstalt Group—Legal Proceedings" a description of some litigation and investigations that you should carefully consider before making a decision to invest in the Offer Shares.

We Hold Certain Profit- and Liquidation-Sharing Rights with an Aggregate Book Value of EUR 1.3 Billion that Give Us No Control Over the Underlying Asset Portfolios and for Which There is at Present No Public Market.

In 1999, we transferred the ownership of a substantial portion of our real estate used by third parties to a holding company wholly owned by the Immobilien Privatstiftung, a private foundation we had established. Similarly, in 2000 and 2001, we transferred most of our non-banking equity shareholdings to a holding company subsidiary of the B & C Privatstiftung, another private foundation we had established.

In exchange for these transfers, we received profit- and liquidation- sharing rights that entitle us to a share of the profits generated by (or liquidation proceeds of) the two holding companies, as determined in accordance with formulae set out in the terms of the rights.

These transfers were part of an overall effort to focus our group on its core financial services activities.

The constitutive documents of the foundations and their holding company subsidiaries, as well as the terms of the profit-and liquidation-sharing rights, contain a number of provisions intended to safeguard our interests as holders of the profit- and liquidation-sharing rights. For a description of these provisions and other information concerning the rights, see "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded." The rights do not, however, confer on us the ability to control the management of the holding companies or their asset portfolios. We do not have the right to appoint or remove the directors of the foundations that control the holding companies or the managers of the holding companies themselves. We have no right to direct the timing or manner of any dispositions by the holding companies or by companies in their portfolios, or the reinvestment of disposition proceeds. In pursuing their business strategies, the holding companies may leverage their portfolio assets or use them as collateral. We have no right to revoke the foundations, alter their constitutive documents or redeem the profit- and liquidation-sharing rights. We are, however, entitled to terminate the profit- and liquidation-sharing rights in the event of a continuing material breach of their terms. Such a termination would entitle us to receive an amount determined to be equivalent to our

liquidation share, either as cash or as a non-cash distribution of the relevant holding company's subsidiary's assets. We are entitled to sell the rights or have them listed on a stock exchange, even though there is at present no public market for the rights.

Risks Resulting from Our Shareholder Structure

Your Votes at Our Shareholders' Meetings Will Be Ineffective to Oppose HypoVereinsbank

Following the conclusion of this offering, HypoVereinsbank will hold more than 77.5% of our share capital, or more than 75.0% if the underwriters exercise their over-allotment option in full. HypoVereinsbank has announced that it intends to maintain its ownership stake in us at or above 75%. As a result, HypoVereinsbank will have the voting majority necessary to adopt nearly all resolutions of our general shareholders' meetings, such as those concerning the distribution of dividends and the election of the Supervisory Board members representing the shareholders (who, together with the employee representatives delegated to the Supervisory Board, appoint the Management Board members), as well as resolutions covering corporate restructurings (including certain demergers and mergers), measures to alter our capital structure, amendments to our Articles of Association, the exculpation from liability of Supervisory Board members and other important matters. HypoVereinsbank's majority ownership of our Shares will also generally give it the ability to block the passage of shareholder resolutions it does not favor, including resolutions that may have a dilutive effect on its ownership stake. In purchasing our Shares, you should assume that you will have no influence over shareholders resolutions. Notwithstanding the foregoing, we cannot assure you that HypoVereinsbank will maintain any particular level of ownership of our Shares. You should expect that, following the offering, HypoVereinsbank will continue as a practical matter to have considerable influence over our business strategies.

In considering an investment in our Shares, you should not assume that HypoVereinsbank or its affiliates will act in any particular case in the interests of the shareholders of Bank Austria Creditanstalt AG as a whole.

The Holders of Our Registered Shares May Block Certain Important Shareholder Resolutions by Refusing to Attend Our Shareholders' Meetings

The holders of our registered shares must be present in order for resolutions concerning the approval of demergers, certain mergers or certain amendments to our Articles of Association to be effectively adopted. See "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG—Voting Rights and Shareholders' Meetings."

This means that, for these kinds of shareholder resolutions, the holders of our registered shares would be able to block action by absenting themselves from a shareholders' meeting. Under Austrian law, the holders of the registered shares may have an obligation not to abuse this attendance requirement, but you should not assume that this principle will apply in any particular circumstance. At present, our registered shares are held by the AVZ-Stiftung and a fund managed by one of our Austrian works' councils (*Betriebsrat*) for the benefit of our Vienna-area employees. The interests of these shareholders may not always coincide with those of our other shareholders. The attendance requirement for the holders of our registered shares were intended, in substance, to preserve a degree of legal autonomy for our group within the HVB Group. For further information concerning the attendance requirement for our registered shares, please refer to "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG." For further information concerning the holders of our registered shares, please see "Relationships and Transactions with Existing Shareholders and Certain Other Parties."

HypoVereinsbank Provides Us with Guidelines Concerning our Income, Investment and Risk Policies

It is important for HypoVereinsbank to maintain a high degree of uniformity of approach on basic issues among the banks that are members of its group. Since HypoVereinsbank acquired control of our company in 2000, we have been working to bring many of our systems and policies into accord with those of HypoVereinsbank. In keeping with our agreements with HypoVereinsbank, including in particular the Bank of the Regions Agreement described elsewhere in this Offering Circular, our Management Board exercises its management discretion within the framework of the strategies, goals and basic guidelines set by HypoVereinsbank for our income, investment and risk policies. In this

regard, HypoVereinsbank issues guidelines for our risk management, accounting, operational controlling and financial reporting. You should not assume that this offering will alter our Management Board's approach or our obligations in this regard.

We May Have Conflicts of Interest with Other HVB Group Companies

As our controlling shareholder, HypoVereinsbank may exercise considerable influence over our business strategies, even though we expect that, in accordance with Austrian law, our Supervisory Board and Management Board will act in the interests of our company, considering the interests of all our shareholders, our employees and the public. We have an agreement with HypoVereinsbank (referred to as the Bank of the Regions Agreement) that essentially puts us in charge of activities in Austria and Central and Eastern Europe and HypoVereinsbank in charge of activities in the rest of the world. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Framework Agreement—Bank of the Regions Agreement." We may nonetheless have a conflict of interest with one or more of our affiliates in some circumstances, such as when a particular transaction transcends regional demarcations. We may also have conflicts of interest when we engage with them in commercial transactions. Several of our board members and officers are also board members or officers of HypoVereinsbank. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Management and Staffing Interlocks with the HVB Group." We believe these management interlocks are to our general advantage, but they can give rise to conflicts of interest in some situations. Our policies do not allow an officer in a dual role to transact on both sides of a transaction between the HVB Group and us, and we have adopted other policies to prevent conflicts, but we cannot guarantee that conflicts will not in some instances arise. If they do, we may be adversely affected.

Counterparty limits or other risk management restrictions at the HVB Group level may from time to time limit our ability to pursue certain business, even though our own limits or restrictions would allow us to pursue such business if our group were considered in isolation.

We may in the future decide to acquire one or more companies, businesses or assets from HypoVereinsbank or one of our sister companies. Although we intend that any such transactions will be on an arm's length basis, we cannot ensure that the transfer consideration received in such transactions will be considered fair by all minority shareholders. For information concerning the currently planned purchase of certain assets from HypoVereinsbank using proceeds from this offering, please refer to "Use of Proceeds."

Financial Challenges Experienced by Other Members of the HVB Group Could Adversely Affect Us

In 2002, the HVB Group operated at a loss, reporting a consolidated operating loss of EUR 638 million, a consolidated net loss before taxes of EUR 821 million and a consolidated net loss of EUR 858 million. The HVB Group has announced a restructuring plan designed to increase the group's profitability, strengthen its capital base and significantly improve its core capital ratios. A failure of, or delay in, the implementation of HypoVereinsbank's restructuring plans, which include a number of complex transactions, may adversely affect HypoVereinsbank's market position, credit ratings, results of operations and financial condition. A downgrade in HypoVereinsbank's credit ratings or other adverse developments affecting HypoVereinsbank may adversely affect us. This could in turn have negative effects upon market perceptions of us—particularly in jurisdictions where we operate under the HVB brand name—or upon the Shares for a variety of reasons, including concerns based simply upon our membership in the HVB Group and concerns that HypoVereinsbank may decide to raise funds or more capital by further reducing its stake in our company. In this regard, HypoVereinsbank and we have agreed to certain lock-up provisions with the underwriters. See "Plan of Distribution." The underwriters may in their discretion waive the lock-up in whole or in part, and HypoVereinsbank will be free to sell Shares after the expiration of the lock-up. Negative influences on market or rating agency perceptions of us may in some circumstances result in increases in the cost of our funding, which could put pressure on our profitability. You should note that we have a variety of important business relationships (including large credit exposures) with other members of the HVB Group, as described in "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions."

Our Relationship with HypoVereinsbank May Limit Our Ability to Work with HypoVereinsbank's Competitors

For strategic reasons, we may be prevented from having close commercial relationships with HypoVereinsbank's competitors. It is also possible that such competitors may choose not to enter into certain commercial relationships with us because of our affiliation with the HVB Group. These factors could reduce our opportunities to enter into strategic alliances and other cooperative arrangements.

Risks Relating to the Shares

Absence of an Active Public Market for the Offer Shares; Volatility of Market Price

There is no active market for our equity securities. The Offer Shares will not be listed or registered in the United States. Although the Shares are admitted for listing on the Official Market and assigned to the Prime Market segment of the Vienna Stock Exchange, there is no guarantee that active trading in the Shares will develop and continue after the offering. If no active trading in the Offer Shares develops or continues after the offering, this could have a material adverse effect on the liquidity and market price of the Offer Shares. In the past, the prices of shares offered publicly for the first time have been subject to considerable price fluctuations for periods of time, which may not have corresponded to the business or financial success of the particular company. The market price for the Offer Shares could also be negatively influenced by adverse developments affecting other banks in Europe, particularly our parent company, HypoVereinsbank.

Subscription Rights Unavailable to U.S. Holders of Shares in Certain Circumstances

Except in certain limited circumstances, Austrian law would confer on all of the holders of our capital shares (including holders of Shares in the United States ("U.S. Holders")) the right to purchase a sufficient number of shares to maintain their existing ownership ratios whenever our company were to issue new capital shares for cash. We would not be able to offer capital shares to U.S. Holders pursuant to these subscription rights unless a registration statement under the Securities Act is effective with respect to such shares, or an exemption from the registration requirements of the Securities Act is available. We intend to evaluate at the time of any future rights offering the costs and liabilities associated with any such registration statement, if required, as well as the benefits to us of enabling U.S. Holders to exercise subscription rights, and any other factors that we consider appropriate at that time. Based on these considerations, we would make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed or, if filed, would be declared effective. As a result, it is possible that subscription rights accorded to U.S. Holders would expire unexercised, and affected U.S. Holders would not realize any value from such rights. In any such case, such U.S. Holders' equity interest in our company would be diluted proportionately. See "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG—Subscription Rights."

THE OFFERING

We are offering a total of up to 33,031,740 Shares in Bank Austria Creditanstalt AG. In addition, the underwriters have been granted an over-allotment option with regard to up to 4,954,760 Shares. All of the Shares will be new ordinary no-par value voting bearer shares issued by our company.

The offering consists of a public offering to retail and institutional investors in Austria, a private placement in the United States to qualified institutional buyers in reliance on Rule 144A and a private placement to institutional investors outside of Austria and the United States in reliance on Regulation S.

The offering period is expected to begin on June 23, 2003 and to end on July 8, 2003. The offering period may be shortened and investors placing orders may be allotted less than the number of Shares requested or no Shares at all.

The price range for the offering is EUR 27 to EUR 31 per Share. On or about July 8, 2003, we will determine the offering price per Share in consultation with the joint global bookrunners on the basis of the order book established in the course of the bookbuilding process. The offering price will be published via electronic information services such as Reuters or Bloomberg on or about July 8, 2003 and in the form of a prospectus supplement in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*) on or about July 9, 2003.

The number of Offer Shares allotted to any investor who has placed an order with one of the managers will be available from that manager on or about July 9, 2003. We expect that delivery of the New Shares against payment will take place on or about July 11, 2003. The Offer Shares purchased in this offering will be represented by one or more global share certificates that will be deposited with OeKB. We expect that the New Shares will be ready for delivery in book-entry form through the facilities of OeKB on or about July 11, 2003. Investors purchasing Shares will not be entitled to receive individual share certificates.

Subject to the terms and conditions set forth in the underwriting agreement among our company, HypoVereinsbank and the underwriters, the underwriters have agreed to subscribe for, or procure subscribers for, up to 33,031,740 New Shares being offered to investors. See "Plan of Distribution."

The up to 33,031,740 New Shares being sold in this offering will be issued in a capital increase against cash contributions. In the event the underwriters exercise their option to acquire additional Shares, we will issue up to 4,954,760 Additional Shares in a capital increase out of authorized capital. See "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG—Authorized Capital with respect to the Offering."

Our company has granted the underwriters in the underwriting agreement an option, exercisable until 30 days after the closing date, to subscribe for and purchase up to 4,954,760 Additional Shares to cover over-allotments and other short positions. HypoVereinsbank has granted the underwriters an option to borrow up to 4,954,760 Shares.

We have agreed with the underwriters in the underwriting agreement that neither we nor any of our subsidiaries will within a period of 180 days after the closing date, without the prior consent of certain underwriters, directly or indirectly (i) issue, offer, lend, pledge, sell or conclude any option or contract to sell, any Shares, or (ii) enter into any swap or similar agreement that transfers, in whole or in part, any elements of ownership of the Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by the delivery of Shares or similar securities or in cash, or announce an intention to engage in any such transaction described in clause (i) or (ii). There are certain exceptions to the lock-up, such as for the delivery of the Offer Shares and routine market-making. HypoVereinsbank has agreed to substantially the same lock-up provisions in the underwriting agreement.

On June 18, 2003, the Shares were admitted for listing on the Official Market and assigned to the Prime Market segment of the Vienna Stock Exchange and we expect trading in the Shares to commence on or about July 9, 2003. The trading symbol for the Shares on the Vienna Stock Exchange will be BACA.

DIVIDEND POLICY

The Offer Shares have the same dividend rights as all other outstanding shares of our company, including full dividend rights for the entire 2003 fiscal year.

Our company's shareholders decide, by resolution, whether dividends will be paid for any fiscal year and on the amount and timing of any such dividend payments. Such resolutions are voted on at the general shareholders' meeting that follows the fiscal year in respect of which dividends are proposed to be paid. For each year, the Management Board makes a dividend proposal to the shareholders that is accompanied by a report of the Supervisory Board. We intend to hold a general shareholders' meeting within the first eight months of each calendar year. Dividends approved at a shareholders' meeting are due and payable within ten days of such meeting. As long as HypoVereinsbank holds a majority of our company's voting shares, it will have the ability to decide the outcome of most shareholder resolutions, including any resolution to pay dividends.

Payment of future dividends depends on the earnings of our company, its financial condition and other factors, including liquidity requirements, its future outlook, as well as tax, regulatory and other legal considerations. Our company's ability to pay dividends is determined based on its unconsolidated financial statements prepared in accordance with Austrian GAAP. Dividends may only be declared and paid from the annual net profits recorded in our company's unconsolidated annual financial statements as approved by the Management Board and the Supervisory Board. In determining the amount available for distribution, the annual net income (*Jahresüberschuss*) must be adjusted to account for any accumulated undistributed net profits or loss from previous years as well as for withdrawals from or allocations to reserves. Certain reserves must be established by law, and such reserves must therefore be deducted in calculating distributable profits (*ausschüttungsfähiger Bilanzgewinn)*.

Based on current conditions, our management intends to recommend to our shareholders that our company continue to pay dividends at the annual rate of at least EUR 1.02 per share. You should recognize, however, that there can be no assurance that our company will have distributable profits or reserves from which it may pay dividends in any given year.

As at December 31, 2002, our company had distributable profits available for the payment of dividends in the amount of EUR 122.3 million. With respect to 2002, we have paid total dividends of EUR 116.3 million from distributable profits to our shareholders. As a result, our company currently has profits carried forward from prior years of EUR 6.0 million. As at March 31, 2003, our company had approximately EUR 400 million in unappropriated retained earnings (*Gewinnrücklagen*) and unappropriated capital reserves (*Kapitalrücklagen)* amounting to approximately EUR 1,420 million that could, in principle, be released to support dividend payments, subject to our dividend policy and the continued availability of the retained earnings and capital reserves. Our statutory reserves are fully paid in.

The following table shows the annual dividends paid by our company for the fiscal years indicated. You should not assume that past dividends are a reliable indication of future dividend levels.

	Dividends paid in EUR per Share
2000	1.02
2001	1.02
2002	1.02

CAPITALIZATION

The following table sets forth, as of March 31, 2003, the unaudited consolidated capitalization of Bank Austria Creditanstalt group on an actual basis and as adjusted to reflect the estimated net proceeds of EUR 1,042 million (after deducting estimated underwriting commissions and offering expenses to be borne by us) from the sale of 37,986,500 Shares in this offering (assuming the exercise in full of the over-allotment option), based on an estimated offering price at the mid-point of the price range of EUR 29 per Share. The actual net proceeds and offering price may differ from this estimate. This table should be read in conjunction with the unaudited Consolidated Interim Financial Statements and the "Operating and Financial Review and Prospects" section appearing elsewhere in this Offering Circular.

	As of March 31, 2003	
	Prior to this offering	As adjusted after this offering
	in EUR million, except % amounts	
Capitalization(1)		
Subscribed capital	829	1,105
Capital reserves	2,016	2,782
Retained earnings	1,699	1,699
Total equity	4,544	5,586
Minority interests	615	615
Total shareholders' equity (including minority interests)	5,159	6,201
Total supplementary capital	1,254	1,254
Total subordinated debt	5,054	5,054
Total secured debt	2,595	2,595
Total long-term unsecured debt	16,592	16,592
Total capitalization	**30,655**	**31,696**
Capital Resources and Capital Requirements(2)		
Paid-in capital	829	1,105
Capital reserve	1,489	2,255
Revenue reserve	439	439
Reserve pursuant to Section 23(6) of the Austrian Banking Act	2,070	2,070
Untaxed reserves	161	161
Differences on consolidation pursuant to Section 24(2) of the Austrian Banking Act	70	70
Less intangible assets	(606)	(606)
Core capital (Tier 1)	**4,453**	**5,495**
Supplementary capital	1,202	1,202
Revaluation reserve	82	82
Subordinated capital	2,227	2,747
Supplementary elements (Tier 2)	**3,510**	**4,031**
Deductions	(578)	(422)
Net capital resources	**7,385**	**9,104**
Risk-weighted assets (banking book)	66,053	66,209
Tier 1 capital ratio (in %)	6.7	8.3
Total capital ratio (solvency ratio) (in %)	11.2	13.8
Available Tier 3	**1,399**	**878**
Requirement for the trading book and for open foreign exchange positions	366	366

(1) Figures are based on the unaudited Consolidated Interim Financial Statements prepared in accordance with IAS.

(2) Figures are prepared in accordance with the Austrian Banking Act.

USE OF PROCEEDS

We expect that the net proceeds to our company from the sale of the New Shares in this offering will be approximately EUR million, after deducting estimated underwriting commissions and other net proceeds-reducing offering expenses (including Austrian company tax in the amount of 1% of the gross offering proceeds) totalling approximately EUR million. If the over-allotment option granted to the underwriters is fully exercised, the net proceeds would increase to approximately EUR million, and the expected aggregate underwriting commission reducing the proceeds would increase by approximately EUR million.

We intend to use the net proceeds from this offering to support our further growth in Central and Eastern Europe and for general corporate purposes. Our expansion in Central and Eastern Europe may be effected through acquisitions, the expansion of existing operations or the establishment of new operations. Our general aim would be to expand our operations in Central and Eastern Europe in a way that would allow us to maintain a Tier 1 capital ratio of at least 7%, but we may make exceptions in this regard to take advantage of what we consider to be attractive growth opportunities. You should not assume that we will always maintain a Tier 1 capital ratio of at least 7%.

In this regard, we intend to use parts of the net proceeds, following the successful completion of this offering, to acquire from HypoVereinsbank its remaining 18.95% interest in BPH PBK for the aggregate purchase price of approximately EUR 439 million. This purchase price, which is above the currently prevailing market price, was settled upon in 2001 in the context of planning for the implementation of the realignment of operations called for under the Bank of the Regions Agreement. Based on the closing price for the BPH PBK shares on the Warsaw Stock Exchange on June 17, 2003, the shares to be acquired from HypoVereinsbank had a market value of around EUR 330 million. The acquisition is to be accomplished in stages. We expect to purchase a 9.5% interest shortly following this offering and, subject to the receipt of Polish regulatory approval, to purchase the balance of HypoVereinsbank's holding later this year.

We also intend to acquire an interest of up to 81% in Central Profit banka d.d. Sarajevo, the fourth largest bank in Bosnia as determined by reference to total year-end 2002 assets, which amounted to approximately EUR 186 million according to information provided by that bank. We expect that in connection with this acquisition, we will need to make a tender offer to minority shareholders holding a total interest of almost 5% in that bank in order to acquire the desired 81% interest. In addition, we plan to acquire full ownership of CAC Leasing a.s. in the Czech Republic and CAC Leasing Slovakia a.s. We do not expect to pay more than a total of approximately EUR 60 million for these three acquisitions.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information for Bank Austria Creditanstalt Group set forth below at and for the years ended December 31, 2002, 2001 and 2000 has been derived from, and should be read in conjunction with, the audited Consolidated Annual Financial Statements included elsewhere in this Offering Circular. *Pro forma* amounts as of and for the year ended December 31, 2000, as set forth in the notes to our consolidated financial statements as of and for the year ended December 31, 2001, give effect to our acquisition of HypoVereinsbank's subsidiaries, branches and operations in Austria and the CEE region and our sale of our subsidiaries, branches and operations outside Austria and the CEE region to HypoVereinsbank that occurred during 2001 as if such acquisitions and sales had occurred on January 1, 2000.

Balance Sheet

	As of December 31,			
	2002	2001	2000 pro forma	2000
	in EUR million, except % amounts			
Assets				
Cash and balances with central banks	1,824	3,428	2,170	1,623
Trading assets	18,954	13,735	9,350	14,256
Loans and advances to, and placements with, banks	29,558	42,596	41,906	39,417
Loans and advances to customers	76,354	78,583	79,886	82,320
Loan loss provisions	(3,622)	(3,425)	(2,830)	(2,856)
Investments	17,976	17,819	20,004	26,182
Property and equipment	1,177	1,308	1,746	1,248
Intangible assets	1,162	1,045	1,108	642
Other assets	4,586	4,508	1,669	2,188
Total assets	**147,968**	**159,597**	**155,010**	**165,019**
Liabilities and shareholders' equity				
Amounts owed to banks	41,033	48,352	50,453	59,105
Amounts owed to customers	56,562	59,962	55,657	53,047
Liabilities evidenced by certificates	19,992	23,186	28,139	31,283
Trading liabilities	10,504	7,122	n/a(1)	5,294
Provisions	3,490	3,251	2,943	2,972
Other liabilities	4,673	4,420	7,012	3,005
Subordinated capital	6,455	7,232	5,190	5,030
Minority interests	650	1,196	1,123	669
Shareholders' equity	4,610	4,875	4,494	4,615
Total liabilities and shareholders' equity	**147,968**	**159,597**	**155,010**	**165,019**
Tier 1 capital ratio(2) (in %)	6.8	7.8	n/a	6.1
Total capital ratio(2) (in %)	11.2	13.0	n/a	10.3

(1) Included in Other liabilities.

(2) Prepared in accordance with the Austrian Banking Act.

Income Statement

	Year ended December 31,			
	2002	2001	2000 pro forma	2000
	in EUR million, except % and per share amounts			
Net interest income	2,307	2,672	2,445	2,240
Losses on loans and advances	(537)	(703)	(641)	(666)
Net interest income after losses on loans and advances	**1,770**	**1,969**	**1,804**	**1,575**
Net fee and commission income	1,076	1,061	1,093	862
Net trading result	231	261	236	137
General administrative expenses	2,503	2,773	2,596	2,159
Balance of other operating income and expenses	(1)	34	(43)	(57)
Operating profit	**572**	**552**	**492**	**357**
Net income from investments	28	187	376	334
Amortization of goodwill	88	73	60	30
Balance of other income and expenses	(8)	(10)	(10)	1
Profit from ordinary activities/net income before taxes	**504**	**655**	**800**	**662**
Taxes on income	(111)	(98)	n/a	(47)
Net income	**393**	**557**	**n/a**	**615**
Minority interests	84	74	n/a	23
Consolidated net income	**309**	**483**	**n/a**	**592**
Earnings per share (in EUR)	2.71	4.24	n/a	5.17
Return on equity after taxes (in %)	6.5	10.2	n/a	13.1
Return on assets (in %)	0.20	0.30	n/a	0.39
Cost/income ratio (in %)	69.3	68.8	69.6	67.9
Losses on loans and advances/risk-weighted assets (banking book) (in %)	0.77(1)	0.98	n/a	0.85(1)
Losses on loans and advances/net interest income(2) (in %)	23.3	26.3	26.2	29.7

(1) Based on average risk-weighted assets.

(2) We sometimes refer to this ratio in other contexts as our risk/earnings ratio.

Our selected consolidated financial data set forth below at and for the three months ended March 31, 2003 and 2002 are derived from, and should be read in conjunction with, the unaudited Consolidated Interim Financial Statements included elsewhere in this Offering Circular.

Balance Sheet

	As of March 31, 2003 unaudited	As of December 31, 2002
	in EUR million, except % amounts	
Assets		
Cash and balances with central banks	1,559	1,824
Trading assets	19,259	18,954
Loans and advances to, and placements with, banks	28,048	29,558
Loans and advances to customers	74,565	76,354
Loan loss provisions	(3,616)	(3,622)
Investments	18,500	17,976
Property and equipment	1,139	1,177
Intangible assets	1,176	1,162
Other assets	4,448	4,586
Total assets	**145,077**	**147,968**
Liabilities and shareholders' equity		
Amounts owed to banks	41,229	41,033
Amounts owed to customers	54,126	56,562
Liabilities evidenced by certificates	19,187	19,992
Trading liabilities	10,842	10,504
Provisions	3,482	3,490
Other liabilities	4,743	4,673
Subordinated capital	6,309	6,455
Minority interests	615	650
Shareholders' equity	4,544	4,610
Total liabilities and shareholders' equity	**145,077**	**147,968**
Tier 1 capital ratio(1) (in %)	6.7	6.8
Total capital ratio(1) (in %)	11.2	11.2

(1) Prepared in accordance with the Austrian Banking Act.

Income Statement

	Three months ended March 31,	
	2003 unaudited	2002 unaudited
	in EUR million, except % and per share amounts	
Net interest income	520	602
Losses on loans and advances	(128)	(171)
Net interest income after losses on loans and advances	**392**	**431**
Net fee and commission income	270	285
Net trading result	109	61
General administrative expenses	619	673
Balance of other operating income and expenses	(3)	9
Operating profit	**149**	**113**
Net income from investments	20	22
Amortization of goodwill	15	16
Balance of other income and expenses	(1)	(1)
Profit from ordinary activities/net income before taxes	**153**	**118**
Taxes on income	(33)	(22)
Net income	**120**	**96**
Minority interests	19	16
Consolidated net income	**101**	**81**
Earnings per share (in EUR)	0.89	0.71
Return on equity after taxes (in %)	8.9	6.6
Return on assets (in %)	0.28	0.21
Cost/income ratio (in %)	69.0	70.4
Losses on loans and advances/risk-weighted assets (banking book)(1) (in %)	0.77	0.97
Losses on loans and advances/net interest income (in%)	24.6	28.4

(1) Based on average risk-weighted assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on our Consolidated Annual Financial Statements and Consolidated Interim Financial Statements. We have included these Consolidated Annual Financial Statements and Consolidated Interim Financial Statements elsewhere in this Offering Circular and you should read them in connection with this section. You should also review the data set forth in "Selected Statistical Information of Bank Austria Creditanstalt AG" and "Selected Statistical Information of BPH PBK" in reading this section. We derived the selected statistical information on Bank Austria Creditanstalt AG from unconsolidated financial information for Bank Austria Creditanstalt AG, which we prepared pursuant to Austrian GAAP. In certain cases, the statistical data are derived from statutory reports and from statistical data reported to the Austrian National Bank (Oesterreichische Nationalbank) for regulatory purposes. We derived the selected statistical information for BPH PBK from unaudited unconsolidated financial information of BPH PBK prepared pursuant to IAS. The following operating and financial review and prospects contain forward-looking statements. Our actual results could differ materially from those that we discuss in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Offering Circular, particularly under "Risk Factors."

Introduction

Overview

We are the largest Austrian banking group, based on total assets as at December 31, 2002. Our current structure is primarily the result of two business combinations and the subsequent reorganization and integration of the combined businesses:

- the merger of Bank Austria AG and Creditanstalt AG that started with the acquisition of a 48.6% stake in Creditanstalt AG (then called Creditanstalt-Bankverein) by Bank Austria AG in 1997 and was completed in the course of 2002; and
- the integration of our business with that of HypoVereinsbank and its subsidiaries that started in December 2000 when our group became part of the HVB Group.

We operate as a universal bank throughout our core markets of Austria and the CEE region. We offer a comprehensive range of banking products and services, from traditional banking products to sophisticated corporate finance solutions, derivatives and capital markets-related products. Among other things, we offer checking and savings accounts, credit and debit cards, corporate and consumer loans, real estate finance, asset management, investment products, export finance, project finance, documentary credits, leasing products, investment banking products and structured products.

In Austria, we face the challenge of a mature and over-banked market and its adverse effects on profitability. In addition, due to our large market share in a small market, we face challenges in the management of customer exposure limits and concentration risks. See "Risk Factors—Risks Relating to Our Business—Our Operating Environment is Challenging." To meet these challenges, our strategy for Austria is to become more profitable through risk-adjusted pricing, selective growth with an emphasis on higher margin products and services, and rigorous cost management. We have taken significant steps in this direction, particularly through our "Banking for success" program completed in August 2002. Under this program, we fully integrated and legally merged Bank Austria AG and Creditanstalt AG and began operating in Austria under a single "Bank Austria Creditanstalt" brand name. As a result of this program, we operate within Austria as a fully integrated bank in the areas of human resources, information technology, brand and branches, products, as well as organization and internal processes. The program enabled us to realize synergies and thus become more productive and efficient. In Austria, we intend to pursue growth selectively in the Austrian provinces (*Bundesländer*) outside Vienna, where we believe there is greater scope to increase our market share. In terms of customer groups, we intend to give increased emphasis to business with small- and medium-sized enterprises.

In the CEE region, we are one of the leading banking groups based on the total assets of our subsidiaries and the number of their branches. We believe that the CEE region offers us greater growth potential than Austria, in part because we expect the economies in the CEE region to grow faster than the economies in Western Europe. We expect European Union enlargement to catalyze the economies in the CEE region. We believe that the continued implementation of the EU legal framework and the adoption of EU macro-economic targets will improve legal certainty and economic stability and predictability in the EU accession states. We also see growth potential in the relatively small size of the

banking sector in the CEE region compared to the sizes of the economies there, *i.e.*, the volumes of loans and deposits are low compared to nominal gross domestic product. The overall use of banking products and services in the CEE region is low compared to Austria and the rest of Western Europe.

The challenges we expect to face in the CEE region in the coming years include a potential slow-down of economic growth due to necessary budget consolidations in the countries that become members of the EU. With EU enlargement, competition among banks in the CEE region probably will increase, as will pressure on pricing. In addition, the adjustment of tax rates to EU standards may increase inflation rates temporarily. See "Risk Factors—Risk Relating To Our Business—Central and Eastern European Expansion Poses Special Challenges."

We believe that we have an early mover advantage in the CEE region because we first entered the region 13 years ago. Since then, we have expanded our operations through acquisitions and the establishment of new subsidiaries. A major step forward was the consolidation of our operations in the CEE region with those of the HVB Group, which we largely completed in 2001. The proceeds from this offering will provide us with increased capital strength to further pursue our expansion in the CEE region, beginning with the planned acquisition of HypoVereinsbank's remaining 18.95% interest in the equity capital of BPH PBK. Our further expansion in the CEE region may be pursued through the establishment of new operations, the expansion of existing operations or acquisitions. For further discussion of our planned acquisitions, you should read the section titled "—Key Drivers" below. For more information concerning our strategies, please refer to "Bank Austria Creditanstalt Group—Our Strategy" and the discussion of our operations in that chapter.

We are part of the HVB Group. Prior to this offering, HypoVereinsbank holds more than 99.99% of our stated share capital. Upon completion of this offering, HypoVereinsbank will hold more than 77.5% of our stated share capital, or more than 75.0% if the underwriters exercise their over-allotment option in full, and will thus continue to be our single largest shareholder. For a discussion of the implications that HypoVereinsbank's ownership of 75% or more of our stated share capital may have for the way we conduct our business, you should review the information under "Risk Factors—Risks Resulting from Our Shareholder Structure" and "Relationships and Transactions with Existing Shareholders and Certain Other Parties." Within the HVB Group, we are the center of competence for Austria and the CEE region. Among other things, on a regional level, we are responsible for Austria and the CEE countries. For further details on the current allocation of responsibilities within the HVB Group, you should review the section "Relationships and Transactions with Existing Shareholders and Certain Other Parties."

The following table sets forth certain key financial data for our group for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000 (pro forma)(1)	2000
	in EUR million, except % and per share amounts			
Earnings per share (in EUR)	2.71	4.24	n/a	5.17
Operating profit	572	552	492	357
Ratio of net fee and commission income to aggregate net interest income, net fee and commission income and net trading result (in %)	29.8	26.6	29.0	26.6
Return on equity before taxes (in %)	10.6	13.8	17.7	14.6
Return on equity after taxes (in %)	6.5	10.2	n/a	13.1
Cost/income ratio (in %)	69.3	68.8	69.6(2)	67.9
Losses on loans and advances/net interest income (in %)	23.3(2)	26.3(2)	26.2(2)	29.7(2)
Tier 1 capital ratio(3) (in %)	6.8	7.8	n/a	6.1

(1) To facilitate comparability, the *pro forma* income statement amounts, as set forth in or based on the notes to our consolidated financial statements as of and for the year ended December 31, 2001, give effect to our acquisition of HypoVereinsbank's subsidiaries, branches and operations in Austria and the CEE region and our sale of subsidiaries, branches and operations outside Austria and the CEE region to HypoVereinsbank that occurred in the course of 2001 as if such acquisitions and sales had occurred already as of January 1, 2000.

(2) Unaudited.

(3) Prepared in accordance with the Austrian Banking Act.

Outlook for the Current Year

We expect that for the rest of 2003 conditions will continue to be challenging for banks in Europe.

The continued weakness of the economy and low inflationary expectations may lead to further interest rate reductions, which under current market conditions would put further pressure on interest margins in the banking sector.

We expect that the effects of imminent European Union expansion will spur economic growth in the CEE region, leading to an improved business environment for our operations there. We plan to continue expanding our activities in that region.

Key Drivers

We believe that the following factors were (and continue to be) the principal drivers for the development of our business, our results of operations and our financial condition over the past three years.

Economic and Business Environment

Our operations and earnings are affected by social, political and economic developments and conditions in Austria and the CEE region. In addition, our business is subject to general international economic conditions, the development of the international financial markets, international political events, interest rate levels and volatility, currency exchange rates and general competitive factors in the banking industry.

The Austrian economy relies heavily on exports in general and trading with Germany in particular. Therefore, the generally weak economic climate and the continued deterioration of the German economy have adversely affected the Austrian economy. The following macro-economic data illustrates the state of the Austrian economy in the past three years:

- Gross domestic product growth in Austria remained well below historical trends in 2002, totaling 1.0% in 2002 after 0.7% in 2001 and 3.5% in 2000. The expansion of the Austrian economy still compares favorably to the German 0.2% expansion in 2002, 0.6% in 2001 and 2.9% in 2000.
- Austria's inflation rate declined to 1.8% in 2002 from 2.7% in 2001; in 2000, Austria's inflation rate was 2.3%.
- Austria's unemployment rate increased to 4.1% in 2002 from 3.6% in 2001 and 3.7% in 2000. It nonetheless was well below the average unemployment rate in the EU member states of 7.6% in 2002, 7.3% in 2001 and 7.8% in 2000.
- The current account surplus in Austria in 2002 was 0.7% of gross domestic product after a deficit of 2.2% of gross domestic product in 2001 and a deficit of 2.6% of gross domestic product in 2000.

For 2003, we do not foresee a significant upswing in the Austrian economy, but we do expect Austrian gross domestic product to grow modestly by 0.8%. We expect the unemployment rate to remain unchanged at 4.1%. In sum, we do not expect significant positive trends for the Austrian financial sector in 2003.

Overall, the economies of Central and Eastern Europe proved robust in 2001 and 2002, driven primarily by strong domestic demand. Significant rises in average salaries, consumer loans and a high level of mostly government-sponsored investment activity spurred domestic demand. Structural reforms and investments made over the past few years have also made exports from countries in Central and Eastern Europe more competitive. The following macro-economic data illustrates the state of the economy in Central and Eastern Europe over the past three years:

- Weighted average gross domestic product growth in the eight Central and Eastern European countries that are EU membership candidates, *i.e.*, Poland, the Czech Republic, Slovakia, Hungary, Slovenia, Estonia, Latvia and Lithuania (the "CEE-8 countries"), was 2.4% in 2002 and 2001 after 4.1% in 2000.
- In Poland, gross domestic product growth was 1.3% in 2002, up from 1.0% in 2001, but down compared to the 4.0% expansion in 2000 and below the average for the CEE region. The low growth is primarily caused by the weak demand for investments.

- The weighted average inflation rate in the CEE-8 countries in 2002 was down to 2.8% from 6.0% in 2001 and 8.6% in 2000. In Poland, the inflation rate was 1.9% in 2002, down from 5.5% in 2001 and 10.1% in 2000.
- In 2001, imports from CEE-8 countries accounted for approximately 12% of total EU manufacturing imports.
- The monetization ratio, *i.e.*, the ratio of total financial assets to gross domestic product, increased continuously in the CEE countries in 2001 and 2002. Increasing demand for loans from corporate and retail customers, as well as for bank deposits, accounted for the growth. Poland, due to its generally weak economy, and the Czech Republic and Slovakia, due to restructuring activities, did not participate in the increase of the monetization ratio.

For 2003, under current market conditions, we expect average gross domestic product growth in the CEE-8 countries of 3.0%. In particular, despite continued structural weaknesses, including the high unemployment rate of 18.1% at year-end 2002, we expect a recovery of the Polish economy with a growth rate of 2.5%. Our expectation is based on modest increases in investment demand, consumption and export activity in Poland.

The development of national and regional economies is affected by many factors beyond our control. We cannot guarantee that our expectations concerning this development will be fulfilled. It is worth noting that our operations are not evenly dispersed over the CEE-8 countries and do not extend to the Baltic states, so that developments on the CEE-8 macro-economic level may not directly correlate to developments in areas in which we have the highest exposure.

Changes in the Banking Industry and Competitive Environment

The commercial banking industry in Austria is intensely competitive, particularly in the retail sector. Our main competitors are other commercial banks, savings banks, co-operative banks, investment banking firms, investment advisors and mutual funds. Pressure on pricing in combination with high numbers of corporate insolvencies, requiring high levels of risk provisions on loans and advances, have made it increasingly difficult for banks to be sufficiently profitable. To deal with these issues, we have been at the forefront of consolidation in the commercial banking industry in Austria. As a result, we are the largest Austrian banking group based on total assets as at December 31, 2002. Beginning in 2007, the existing governmental deficiency guarantees for *Landeshypothekenbanken*, which had a market share in the Austrian banking market of approximately 7.1% based on total assets as at December 31, 2002, and for 32 *Gemeindesparkassen* will be eliminated, thus creating a more level playing field for all Austrian banks in terms of refinancing conditions and pricing in the lending business.

The Polish banking sector is subject to significant structural changes that relate to the final stages of the transition from a government-controlled economy to a market economy. The largest Polish bank is still government owned and is scheduled to be privatized in the future. Although the overall number of bank branches is still low compared to Austria, competition for deposits and customers is intense. On account of decreasing inflation, interest margins are decreasing, and fee-based banking services are becoming increasingly important. Although we expect the enlargement of the EU scheduled for May 2004 to have many positive effects, we also expect it will cause competition among banks in the CEE region to increase.

Restructurings and Acquisitions

Our consolidated results of operations have been strongly affected by restructurings and acquisitions over the last three years. We expect these restructurings and acquisitions to continue to have an impact on our results of operations and financial condition. The most significant of these restructurings and acquisitions are described below.

Integration with HypoVereinsbank and Other Restructurings. In 2000, we became part of the HVB Group. The acquisition was legally completed in 2001, when the shareholders of our company exchanged their shares in our company for shares of HypoVereinsbank at a ratio of 1:1. Under our Bank of the Regions Agreement with HypoVereinsbank, we have agreed that responsibilities in the expanded HVB Group should be allocated as follows:

- Our company: operations in Austria and the CEE region.

- HypoVereinsbank: operations in Germany and other Western European countries (excluding Austria), Russia, the Baltic States, the Ukraine, the United States, Asia, South America and elsewhere in the world outside of the CEE region.

To implement the agreed allocation of responsibilities, in the course of 2001, we acquired from HypoVereinsbank various subsidiaries, branches and operations in Austria and several CEE countries. We merged these subsidiaries, branches and operations with, or transferred them to, our existing or newly established subsidiaries in those countries. In return for these transfers, we transferred or are transferring to HypoVereinsbank substantially all our subsidiaries, branches and operations in Western Europe, Russia, South America, the United States and Asia. In certain instances, for tax and local bank regulatory reasons, we did not transfer legal ownership of our subsidiaries or branches to HypoVereinsbank, but instead transferred only operational control and the risks of loss and benefits of gain. For further details, you should read "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions." Our integration with HypoVereinsbank and the subsequent restructurings have laid the foundation for the clear focus of our group on Austria and the CEE region.

We also in 2001 completed the transfer of a number of non-core industrial shareholdings to the subsidiary of a private foundation and the sale of minority participations in banks to the subsidiary of a further private foundation. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded."

Merger of Bank Austria AG with Creditanstalt AG. In the course of 2002, we merged our subsidiary Creditanstalt AG into our company. The legal merger as such did not have any effect on our consolidated financial statements. The merger marked the completion of the integration of the two banks that we gradually advanced over the past few years. Since August 2002, we have operated as a single, fully integrated bank. Integration has covered all aspects, including personnel matters, brands, branches, products, organization and internal processes and procedures. Major integration projects prior to 2002 were the merger of our CEE operations and the integration of our treasury and group finance functions in 1998, the integration of our IT systems in 2000 and the transfer of the investment banking activities of CA IB to our company in 2001 and the subsequent deconsolidation of former CA IB subsidiaries in 2002. The 2002 legal merger with Creditanstalt AG was crucial to the consolidation of our business in Austria, which will help us strengthen our competitiveness in the Austrian market.

Other Acquisitions. As of April 24, 2002, we acquired from UniCredito Italiano S.p.A. and the Croatian State Agency for Deposit Insurance and Bank Rehabilitation a total of 87.6% of the shares of Splitska Banka d.d., the fourth largest bank in Croatia, measured in terms of total assets as of December 31, 2002. We have consolidated Splitska Banka d.d. since May 1, 2002. In October 2002, we completed the acquisition of close to 100% of the shares of CB Biochim AD, the fourth-largest bank in Bulgaria, measured in terms of total assets. Following the acquisition, we merged CB Biochim AD with our existing subsidiary HVB Bank Bulgaria EAD. We have included CB Biochim AD in our consolidated financial statements as from January 1, 2003. These acquisitions marked further steps on our course of expansion in the CEE region.

Planned Acquisitions. We agreed with HypoVereinsbank in 2001 that we would purchase HypoVereinsbank's holdings in the equity capital of BPH PBK. We have partially completed that acquisition, and now plan to proceed with acquiring HypoVereinsbank's remaining 18.95% interest in the equity capital of BPH PBK for approximately EUR 439 million in cash following the successful completion of this offering. The acquisition is to be effected in stages. Initially, we will acquire an approximately 9.5% interest. Subject to Polish regulatory approval, we will acquire the balance of HypoVereinsbank's stake later in this year. BPH PBK is already fully consolidated within our group.

We also intend to acquire an interest of up to 81% in Central Profit banka d.d. Sarajevo, Bosnia's fourth largest bank measured in terms of total year-end 2002 assets, which amounted to approximately EUR 186 million according to information provided by that bank. We expect that in connection with this acquisition we will need to make a tender offer to minority shareholders holding a total interest of almost 5% in that bank in order to acquire the desired 81% interest. Furthermore, we plan to acquire full ownership of CAC Leasing a.s. in the Czech Republic and CAC Leasing Slovakia a.s. following the successful completion of this offering. We do not expect to pay more than a total of approximately EUR 60 million for these three acquisitions.

In analyzing possible acquisitions, we may take into consideration the fact that the payment of cash to third parties for goodwill (*i.e.*, the excess of purchase price over the fair value of an acquired business's net tangible and identifiable intangible assets) generally would have the effect of reducing Tier 1 capital at the level of our group and at the level of HypoVereinsbank.

Key Targets

We have set four key financial targets that we aspire to achieve on a consolidated basis by the end of 2006. They are:

- A ratio of losses on loans and advances to net interest income (risk/earnings ratio) of 20%.
- A cost/income ratio of 63%.
- A Tier 1 capital ratio of 7%.
- An increase in the contribution of our CEE segment to our net income before taxes from 29% (based on our new cost allocation method) in 2002 to 38%.

These are targets, not predictions, forecasts or guarantees. Although we believe, based on current market and regulatory conditions, that these targets are reasonable objectives, there can be no assurance that we will attain them. Many factors, a substantial number of which are not under our control, may detrimentally affect our ability to achieve them. There may be circumstances that we presently do not perceive or that we misperceive which may impede our progress toward reaching these targets. Accordingly, you should view these targets with caution. For a discussion of certain factors that may affect our ability to meet these targets, please refer to "Forward-Looking Statements."

Significant Accounting Policies

We prepare our consolidated financial statements in accordance with IAS. Our management selects and applies certain accounting policies that management believes are important to the portrayal of our group's financial condition and results of operations. As a result of the uncertainties inherent in our business activities, we need to make estimates and assumptions that require management to make difficult, subjective and complex judgments.

The following paragraphs describe those accounting policies that we believe are important to the portrayal of our group's financial condition and results of operations, including policies requiring subjective or complex judgments. For a detailed discussion of these and other accounting policies, see the notes to our Consolidated Annual Financial Statements.

IAS 39

The application of IAS 39 became mandatory for us as of January 1, 2001. IAS 39 sets standards for the recognition and measurement of financial instruments. It distinguishes between instruments held for trading, held to maturity, available for sale and loans and advances originated by an enterprise of our group.

Under IAS 39, we are required to account for financial instruments that we hold for trading, as well as for derivatives at their fair values.

We are required to include in net profit or loss any change in the fair value of a financial asset or liability held for trading. We have opted to recognize directly in equity gains or losses arising from a change in the fair value of available-for-sale financial assets, until the financial asset is sold, collected or otherwise disposed of or until the financial asset is determined to be permanently impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

Loans and advances originated by us are stated at cost. In the case of an objective substantive indication of an impairment of a loan or advance, we record a risk provision that is shown as a deduction from the assets in the balance sheet with a corresponding expense in the income statement for the relevant period.

Investments with fixed or determinable payments and a fixed maturity that we intend to hold to maturity are stated at amortised cost. These "Held-to-maturity investments" are subject to review for

impairment. Any impairment directly reduces the carrying value with a corresponding expense in the income statement.

In part to adjust to the requirements of IAS 39, we have realigned our treasury activities to make more extensive use of interest rate-related derivative instruments, as opposed to interest-bearing on-balance sheet financial instruments. Unless there is a hedging relationship between the derivative instrument and a related item being hedged, derivative instruments are deemed held for trading. If deemed held for trading, they must be measured at their fair values, with any gain or loss arising from a change in their fair values included in net profit or loss for the period in which it arises. The repositioning of our treasury activities has resulted in a shift of income from interest income to trading income.

IAS 39 also contains regulations for fair value and cash flow hedge accounting. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability. Fair value hedge accounting recognizes symmetrically the offsetting effects on net profit or loss of changes in fair value of the hedging instrument and the related item.

Derivatives designated as hedges of interest rate risk within our asset-liability management activities are accounted for as cash flow hedges. Changes in the fair value of derivatives designated as cash flow hedges are recognized directly in equity, *i.e.*, without any effect on net income, provided that they are determined to be an effective hedge, such determination to be reviewed regularly. Amounts recognized in shareholders' equity relating to cash flow hedges will be released through the income statement in those periods in which the hedged cash flows are recognized in net income.

Provisions for Losses on Loans and Advances

Our provisions for losses on loans and advances represent our estimates of probable losses in our loan portfolio. We take into account anticipated future losses, the structure and quality of our loan portfolio, and general economic factors when calculating provisions for losses on loans and advances. We record a loan loss provision if, in his or her reasonable discretion, the person authorized to make such determination expects a partial or full loss on the loan. Determining the amount of these provisions requires our management to make significant judgments and estimates including, among others, to assess the fair value of underlying collateral and/or to make ongoing risk assessments of the ability of customers to pay. If actual events prove the estimates and assumptions we used in determining the amount of provisions for losses on loans and advances were incorrect, such amount may be insufficient or excessive. In such case, we may need to make additional provisions for loan losses or release part of them. For further details, you should also review the discussion of loan loss provisions under "Bank Austria Creditanstalt Group—Risk Management—Credit Risk—Loan Loss Provisions."

Impairment of Assets

In accordance with IAS, the value of certain assets, such as goodwill and some other types of investments, are subject to scheduled amortization over the assumed useful lives of the assets (15 to 20 years in the case of goodwill). In addition, we regularly check the useful lives of these investments. We record write-downs, or unscheduled amortization, when our management determines that one of these assets has experienced a permanent decline in value or that the cost of the asset may not be recoverable. We may have to make further write-downs in the future if triggering events occur, such as adverse market conditions, that suggest deterioration of the fair value or recoverability of an asset. The book values of our investments in the CEE region in particular, where we have recorded substantial amounts of goodwill, may be subject to adjustment for impairment if the financial performance of our investments does not meet our financial targets. Our management must exercise significant judgment in assessing the timing of when such declines become an impairment loss and/or the amount of such write-downs or amortizations.

We hold minority interests and profit- and liquidation-sharing rights in a large number of companies. A change in the fair value of a financial asset will be recognized in the income statement if, in our view, such financial asset is subject to an impairment loss. The decision of whether an impairment loss has to be recognized is subject to the judgment of our management and depends to a large extent on our management's evaluation of the future development of the companies concerned. We measure impairment losses on the basis of market prices, if available, or other valuation methods, taking into account information available to us from the companies concerned and from other sources.

The carrying amounts of the profit- and liquidation-sharing rights we acquired from the holding company subsidiaries of two private foundations (Immobilien Privatstiftung and B & C Privatstiftung) are based on the fair values of the underlying investments at the time of their sale to the holding company subsidiaries of the private foundations. The fair values of the profit- and liquidation-sharing rights are reviewed on a regular basis. We determine the development of the value of the profit- and liquidation sharing rights as a whole, taking into consideration information on the underlying investments held by the holding company subsidiaries. We use the information rights we have under the profit- and liquidation-sharing rights to obtain information that can be used for the valuation of the profit- and liquidation-sharing rights. To date, we have not recognized any impairments of the profit- and liquidation-sharing rights in the holding company subsidiaries. For further information on the private foundations and their holding company subsidiaries, please read "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded."

Deferred Tax Asset and Liabilities; Recognition of Deferred Tax

Deferred tax assets and liabilities reflect the differences between the values of assets and liabilities we show in our consolidated financial statements and the corresponding values we show under tax regulations as of a certain balance sheet date. Future tax effects are likely to arise from such differences (so-called temporary differences). We recognize deferred tax assets subject to our management's judgment that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. If management determines that we will not be able to utilize all or part of our net deferred tax assets in the future, an adjustment to deferred tax assets would be charged to income tax expense in the period in which our management makes such determination.

Most deferred tax liabilities and deferred tax assets arise where income or expense is included in accounting profit in one period, but is included in taxable profit (tax loss) in a different period. Therefore, we are obligated to recognize the resulting deferred tax (like current tax) as income or an expense and include it in the net profit or loss for the period. We charge or credit deferred tax (like current tax) directly to equity if the tax relates to items that we credit or charge directly to equity. Deferred tax assets and liabilities that we recognize with respect to temporary differences arising in a business combination that is an acquisition directly affect goodwill or negative goodwill.

In addition to deferred taxes on the carrying amounts of assets and liabilities, we recognise deferred tax assets on unused tax losses when we believe that future taxable profits will be available. We can only utilize such unused tax losses to the extent we generate sufficient taxable profits in Austria.

Fair Value Estimates

Quoted market prices in active markets are the most reliable measure of fair value. However, quoted market prices for certain instruments, investments and activities, such as non-exchange traded derivatives contracts and venture capital companies, are not available. In these cases, the determination of fair value requires us to make estimates and certain assumptions.

Consolidation

All companies that are material and are directly or indirectly controlled by us are consolidated in our consolidated financial statements. Material investments in associated financial companies, *i.e.*, companies that are neither directly nor indirectly controlled by us but over which we can exercise a significant influence, are accounted for by using the equity method. Holdings in all other companies are classified as investments held for sale and recognized at their fair values, to the extent that fair value is readily measurable. Changes in the fair value of investments that are not consolidated and not accounted for at equity are recognized directly in equity, unless an impairment loss requires recognition in the income statement.

Under IAS 27, our management makes judgments about the degree of control or influence that we have over an enterprise in applying consolidation principles. For this purpose, control is the power to govern the financial and operating principles of an enterprise so as to obtain benefits from its activities. The question of whether or not a special purpose entity must be consolidated is determined based on an evaluation taking into account all factors relevant for the degree of influence or control. SIC 12.10 provides examples of indications of when control over a special purpose entity may exist, such as when a reporting entity has rights to obtain the majority of the benefits of a special purpose entity and therefore

may be exposed to risks relating to the activities of the special purpose entity. Some commentators have argued that the risk/reward indication of control can be sufficient to require consolidation. Other commentators and we take the view that this indication is only a rebuttable presumption, and as such not sufficient. We neither govern the financial and operating principles of the holding company subsidiaries, nor do we have the power to appoint a majority of their board members, nor are virtually all their activities predetermined ("autopilot"). It is on this basis that we conclude that we do not control, and therefore do not consolidate, the holding company subsidiaries of the private foundations that have issued certain profit- and liquidation-sharing rights to us. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded."

For further information concerning our consolidation methods and procedures, please refer to note 2 in the notes to each of our Consolidated Annual Financial Statements included elsewhere in this Offering Circular.

Accounting for Post-Employment Benefits

Our company-maintained defined benefit plans for retirees are not funded by plan assets transferred to a separate legal entity. We use actuarial techniques (the projected unit credit method in accordance with IAS 19) when determining provisions for our defined benefit plan obligations. As a result, the costs and credits for these obligations are strongly affected by changes in the assumptions we use concerning the size of our ultimate liabilities, including in particular the discount rate used to calculate the present value of our liabilities and assumptions about how long our retired employees will live. The application of a lower discount rate or an increase in expected life spans in a particular year tend to increase our recorded pension benefit costs. Changes in prevalent market interest rates from year to year affect our valuation calculation. If the changes are above certain thresholds, an adjustment to our pension provisions would be required. The effect of the adjustment on our net income may be positive or negative.

Our obligations in respect of Austrian employees participating in our defined contribution plan are set at approximately 2.6% of gross salary per annum. For further information relating to our retirement benefit plans, see notes 7, 23 and 49(6) to our consolidated annual financial statements for 2002, and the sections "Management and Employees—Employees" and "Bank Austria Creditanstalt Group—Legal Proceedings" in this Offering Circular.

Effects of Currency Fluctuations

We generate a significant amount of our income and incur a significant amount of our expenses outside the Euro zone, primarily in the CEE countries in which we operate, and in U.S. dollars. As a result, our business is affected by fluctuations in exchange rates of the local currencies of these CEE countries and the U.S. dollar vis-à-vis the Euro. In 2002, our CEE segment contributed in Euro terms 28% to our net interest income, 19% to our losses on loans and advances, 31% to our net commission income, 13% to our net trading result, 29% to our general administrative expenses and 82% to our net income from investments. We generate part of our Asset Management result in U.S. dollars, particularly through our Cayman Islands subsidiary. In 2001 and 2002, the trends in currency fluctuations vis-à-vis the Euro, the U.S. dollar and the local currencies of the CEE countries we consider our core markets (Poland, the Czech Republic and Hungary) were as follows:

- The U.S. dollar gained 5.6% vis-à-vis the Euro from December 31, 2000 to December 31, 2001 and lost 16.0% vis-à-vis the Euro from December 31, 2001 to December 31, 2002.
- The Polish zloty gained 10.1% vis-à-vis the Euro from December 31, 2000 to December 31, 2001 and lost 13.1% from December 31, 2001 to December 31, 2002.
- The Czech crown gained 9.7% vis-à-vis the Euro from December 31, 2000 to December 31, 2001 and gained 1.2% from December 31, 2001 to December 31, 2002.
- The Hungarian forint gained 8.1% vis-à-vis the Euro from December 31, 2000 to December 31, 2001 and gained 3.8% from December 31, 2001 to December 31, 2002.

An appreciation or a decline in the value of the local currencies in our core CEE markets or of the U.S. dollar relative to the Euro affects our results of operations and financial condition. Appreciation of these currencies increases the impact of the business segment concerned on our results of operations

and financial condition, while a decline in value decreases the impact of the business segment concerned. To minimize the effects of exchange rate fluctuations in the local currencies of certain CEE countries or the U.S. dollar, we enter into currency hedging arrangements with respect to the Polish zloty, Czech crown, Hungarian forint and U.S. dollar relative to the Euro. Our hedges are entered into with a view to reducing the effect of currency swings on our anticipated net income from these operations. Consequently, such swings may still have an appreciable impact on individual income and expense items, but a lesser impact on our net income. The exposures we hedge are not the operating results, but the net results after taxes and minority interests of our Polish, Czech, Hungarian and Cayman Island subsidiaries. Initially we base the amount we hedge on an estimate of the net income after taxes and minority interests of the subsidiaries concerned. We adjust the estimate in the course of the year, as new information about the performance of the units involved becomes known. We recognize the effects of our currency hedges as net trading results in the business divisions concerned, particularly in the CEE division. We cannot guarantee that our hedging activities will be successful, and we may partially or entirely discontinue them at any time.

In the past, we translated balance sheet and income statement items of our subsidiaries that prepare their financial statements in currencies other than Euro into Euro at the currency exchange rates prevailing in the market as of the end of the relevant period. We may change this approach in the future and use average rates for the relevant periods.

Segment Reporting

In 2000, we reported the following five business segments: Domestic Corporate Customers, Domestic Private Customers, International Business, Financial Markets and Participations. In addition, we reported an Other Items/Reclassifications segment. In 2001, we discontinued the Participations segment because we no longer pursued a strategy of active participation management in the non-bank sector. In addition, to align our managerial responsibilities and reporting lines with those of the HVB Group, we established an Asset Management segment. We also reorganized and renamed the International Business segments into the CEE segment and the Financial Markets segment into the International Markets segment.

At the beginning of 2002, we added the Real Estate Finance and Real Estate Customers segment, resulting in a total of six business segments. In addition, we continue to report amounts that cannot be allocated to one of these business segments under Other Items/Reclassifications. With effect from April 1, 2003, we changed the segmentation of our business further to re-align it with our new internal management and reporting structure. Going forward, we will operate and report segment results based on four business segments: Domestic Private Customers and Professionals, Domestic Corporate Customers, CEE and International Markets. We will continue to report amounts that cannot be allocated to one of these business segments under Other Items/Reclassifications. For a further discussion of our new segment structure, see "Bank Austria Creditanstalt Group—Organization."

In this Offering Circular, we present segment information for purposes of comparing the years 2002/2001 based on the six business segments in use in 2002. We are presenting segment information for purposes of comparing the years 2001/2000 based on five business segments, not reporting a separate Real Estate Finance and Real Estate Customers segment. For purposes of the comparison of the years 2001/2000, our real estate finance operations are included partly in the Domestic Private Customers and Professionals segment and partly in the Domestic Corporate Customers segment. To facilitate a comparison for the years 2001 and 2000, we have prepared our segment reporting for the year ended December 31, 2000 on a *pro forma* basis, as if the 2001 business segments had already existed in 2000. In addition, we have adjusted the segment information and certain other key financial data for the year 2000 to reflect the effect on our group of our acquisition of HypoVereinsbank's subsidiaries, branches and operations in Austria and the CEE region and our sale and transfer of subsidiaries, branches and operations outside Austria and the CEE region to HypoVereinsbank that occurred in the course of 2001 (see "—Overview"), as if this realignment had already existed during the full year ended December 31, 2000.

We have reconciled the information for each of our business segments provided under "—Year ended December 31, 2002 compared with the year ended December 31, 2001" and "—Year ended December 31, 2001, compared with the year ended December 31, 2000" with our consolidated income statement and balance sheet. For a discussion of our cost allocation method and the changes in our approach from the beginning of 2003, see "—Three months ended March 31, 2003 compared with the

three months ended March 31, 2002—Segment Information—Improvements to Our Cost Allocation Method and Segment Reporting." We have allocated goodwill to the segments. Where the commercial activities of an acquired company span more than one segment, we have distributed the goodwill in line with the contribution to the results we expected at the time of the acquisition. In 2002, we allocated equity to each business segment totalling 6.2% of such segment's risk-weighted assets (5.4% in 2001).

Each business segment was and still is then allocated interest income on the allocated equity based on an assumed interest rate of 6.5% (7.1% in 2001). This allocated interest income is included in each business segment's net interest income. The difference between the aggregate assumed interest income on allocated equity and the interest income actually earned by us on allocated equity is included in net interest income in the Other Items/Reclassifications Segment.

Business Segments

Domestic Private Customers and Professionals. This segment covers the Austrian retail and private banking business of our company, Schoellerbank AG and BANK*PRIVAT*, as well as our Austrian credit card business. The Domestic Private Customers and Professionals segment offers its customers (*i.e.*, private customers, professional firms and other self-employed individuals, as well as companies with less than EUR 1.5 million in annual revenues) a wide range of products and services, including checking and savings accounts, payment transfers, overdraft facilities and consumer loans, debit and credit cards, securities brokerage, and home loan and savings products. This segment also includes our real estate financing business for private customers. Prior to 2001 and in the segment information presented under "—Year ended December 31, 2001 compared with the year ended December 31, 2000," the Domestic Private Customers and Professionals segment also included our real estate financing business with professional firms and other self-employed individuals.

Domestic Corporate Customers. This segment primarily covers our company's corporate banking business, as well as our group's leasing operations. The Domestic Corporate Customers segment offers the whole range of banking products demanded by medium-size and large corporations with average annual sales above EUR 1.5 million, including syndicated lending, project finance, trade finance and private equity. Prior to 2001 and in the segmental information presented under "—Year ended December 31, 2001 compared with the year ended December 31, 2000," the Domestic Corporate Customers segment also included our real estate financing business with customers covered by this segment.

Real Estate Finance and Real Estate Customers. This segment covers the commercial real estate financing activities of our company and those of Bank Austria Creditanstalt Wohnbaubank AG. The Real Estate Finance and Real Estate Customers segment offers real estate finance and related services to building companies and real estate developers.

International Markets. This segment covers our capital markets-oriented business activities, as well as the treasury activities of our group originating in Austria. The International Markets segment offers corporate customers a full range of capital markets services and products, including underwriting, syndication and structured products, and coordinates the capital markets funding activities for our group. Our Austrian-based proprietary trading activities in a variety of instruments, including equity, debt and money market instruments and derivatives, are also covered by this segment.

CEE. This segment covers our commercial banking activities in the CEE region. We have a physical presence in eleven CEE countries, *i.e.*, Poland, Czech Republic, Hungary, Slovakia, Slovenia, Croatia, Bulgaria, Romania, Serbia and Montenegro, Bosnia and Herzegovina, and Macedonia. The CEE segment pursues a multi-level approach in terms of market penetration and services offered in the different countries. In most countries targeted through our CEE segment, we offer banking services through our local subsidiaries, which are either banks established by us or banks that we acquired. We do not allocate to our CEE segment the activities of all subsidiaries that perform business activities in the CEE region. For example, leasing products offered through CEE subsidiaries of Bank Austria Creditanstalt Leasing GmbH are not part of the CEE segment, but are instead included within the Domestic Corporate Customers segment, and activities of Capital Invest in the CEE region are allocated to our Asset Management segment.

Asset Management. This segment comprises our asset management activities. This segment offers a wide range of investment products, including investment funds, special funds, structured

investment products and discretionary asset management. In Austria, we sell our retail asset management products primarily through our retail branch network, although sales are also made through third party distribution channels and increasingly the Internet. For this reason, the major part of the commission income from our Austrian asset management activities is generated through our sales units and is reported as part of the results of our Domestic Private Customers and Professionals division. The asset management segment also reflects the results of our Cayman Islands alternative investment strategy investments.

Other Items/Reclassifications. Amounts we report in the Other Items/Reclassifications segment include, among other things:

- The result of our participation division that holds and manages equity interests not allocated to the business segments. This result includes the dividends received minus funding costs as well as the management costs.
- The costs that are not allocated to the business segments (*e.g.*, central project costs).
- The interest income on the equity allocated to the Other Items/Reclassifications segment based on an interest rate of 6.5% (2001: 7.1%), which is the assumed long-term risk free interest rate.
- The difference between the actual interest income and the assumed interest income (at an assumed interest rate of 6.5% in 2002 and 7.1% in 2001) on the aggregate equity allocated to the business segments, which was negative in 2001 and even more negative in 2002 because of the lower yield curve.

Geographical Markets

In addition to information based on our operational segments, we provide information according to the following geographical markets: Austria, Central and Eastern Europe, Other. Attribution to the different geographical markets is determined by the location of our Group company or branch involved that enters the relevant information into its accounting system.

Three months ended March 31, 2003 compared with the three months ended March 31, 2002

The first quarter 2003 and 2002 information presented below is unaudited. For information concerning the effects on our first quarter 2003 data of the inclusion of Commercial Bank Biochim AD and Splitska Banka d.d. within our consolidated group, please refer to the unaudited consolidated interim financial statements for the three-month period ended March 31, 2003, included in this Offering Circular.

Income Statement

	Three months ended March 31,	
	2003	2002
	unaudited	unaudited
	in EUR million, except % and per share amounts	
Net interest income	520	602
Losses on loans and advances	(128)	(171)
Net interest income after losses on loans and advances	**392**	**431**
Net fee and commission income	270	285
Net trading result	109	61
General administrative expenses	619	673
Balance of other operating income and expenses	(3)	9
Operating profit	**149**	**113**
Net income from investments	20	22
Amortization of goodwill	15	16
Balance of other income and expenses	(1)	(1)
Profit from ordinary activities/net income before taxes	**153**	**118**
Taxes on income	(33)	(22)
Net income	**120**	**96**
Minority interests	19	16
Consolidated net income	**101**	**81**
Earnings per share (in EUR)	0.89	0.71
Return on equity after taxes (in %)	8.9	6.6
Return on assets (in %)	0.28	0.21
Cost/income ratio (in %)	69.0	70.4
Losses on loans and advances/net interest income (in %)	24.6	28.4
Tier 1 capital ratio (in %)(1)	6.7	6.8

(1) Prepared in accordance with the Austrian Banking Act.

Net Interest Income

Our net interest income decreased by 14% to EUR 520 million in the first quarter 2003 from EUR 602 million in the first quarter 2002. This decrease was strongly affected by the decline in value of the Polish zloty (approximately EUR 20 million) and a decline of general interest levels in Poland (approximately EUR 30 million). In addition, interest levels in Austria continued to be low and contributed to an erosion of interest margins. The pressure on margins was particularly high in the case of certain products, such as short-term customer deposits. The decrease in our net interest income is also linked to our decision to reposition our treasury activities from on-balance sheet inter-bank business towards an approach based on interest-related derivatives instruments which is also reflected in the increase in our net trading result discussed below.

Losses on Loans and Advances

Our losses on loans and advances decreased by 25% to EUR 128 million in the first quarter 2003 from EUR 171 million in the first quarter 2002. This further decrease of the losses on loans and advances continues the declining trend shown in 2002, after the relatively high losses on loans and advances in 2001 due to our exposure to some major corporate insolvencies.

The following table shows our loan loss ratios for the periods indicated:

In %	Q1 2003	Q1 2002
Ratio of losses on loans and advances to net interest income	24.6	28.4
Ratio of losses on loans and advances to average risk-weighted assets (banking book)	0.77	0.97

Net Fee and Commission Income

Our net fee and commission income decreased by 5% from EUR 285 million in the first quarter 2002 to EUR 270 million in the first quarter 2003. This decrease reflects a decrease in fees and commissions from securities and custodian business activities attributable to the low level of activity in the securities business conducted for customers, including the sale of investment funds. The weak equity markets and the absence of any offsetting increase in fees and commissions from foreign trade and payment transactions had pronounced effects on the decrease. We managed to keep our fees and commissions from foreign trade and payment transactions stable compared to the first quarter 2002. However, anticipatory reductions of fees in view of the upcoming EU regulation on the harmonization of fees for payment transactions within the EU, which comes into effect in July 2003 and which prohibits financial institutions in EU member states from charging higher fees for cross-border wire transfers to another EU member state than within a member state, caused net fees and commissions relating to foreign trade and payment transactions to stagnate in the first quarter 2003. We expect the stagnation to continue after the EU regulation has come into effect.

Net Trading Result

Our net trading result increased by EUR 48 million, or 78%, from EUR 61 million in the first quarter 2002 to EUR 109 million in the first quarter 2003. The increase resulted in part from interest rate-related and in part from currency-related derivative transactions. The increased use of interest rate-related derivative instruments reflects the re-positioning of our treasury activities from on-balance sheet interbank business towards a more comprehensive use of interest-related derivative instruments. This repositioning results in a shift from net interest income to net trading result pursuant to IAS 39.

General Administrative Expenses

Our general administrative expenses decreased by EUR 54 million, or 8%, to EUR 619 million in the first quarter 2003 from EUR 673 million in the first quarter 2002. The decrease reflects the realization of synergies in our Austrian operations and the reduction of staff costs in one of our IT subsidiaries due to the completion of large IT projects related to our merger with Creditanstalt AG. The decrease also reflects the decline in value of the Polish zloty relative to the Euro as compared to the first quarter 2002.

Balance of Other Operating Income and Expenses

Our balance of other operating income and expenses comprises income and expenses related to the sale of fully consolidated subsidiaries as well as all income and expenses generated or incurred in the ordinary course of business that cannot be allocated to any other line item of our income statement, such as provisioning for litigation expenses, certain inter-company charges and the proceeds from the disposal of lease assets. Our balance of other operating income and expenses decreased from net income of EUR 9 million in the first quarter 2002 to a net expense of EUR 3 million in the first quarter 2003. In the first quarter 2002, our balance of other income and expenses was strongly influenced by a positive non-recurring item at one of our subsidiaries, which was, however, offset by a corresponding item in general administrative expenses.

Net Income from Investments

Our net income from investments decreased from EUR 22 million in the first quarter 2002 to EUR 20 million in the first quarter 2003. In the first quarter 2002, net income from investments included a net gain from the sale to a subsidiary of the AVZ-Stiftung of a portion of our stake in Oesterreichische Kontrollbank AG amounting to EUR 14 million. In the first quarter 2003, net income from investments included a net gain of EUR 19 million from the reversal of an impairment of convertible bonds.

Amortization of Goodwill

At EUR 15 million, our amortization of goodwill remained almost unchanged in the first quarter 2003 compared to the first quarter 2002.

Balance of Other Income and Expenses

Our balance of other income and expenses remained stable in the first quarter 2003 as compared to the first quarter 2002 at a net expense of EUR 1 million.

Net Income Before Taxes

Our net income before taxes increased by EUR 35 million, or 29%, to EUR 153 million in the first quarter 2003 as compared to the first quarter 2002. Our net income before taxes for the first quarter 2003 consisted largely of operating income, except for a net gain of EUR 20 million from the items described above under "—Net Income from Investments."

Income Taxes

Our taxes on income increased from EUR 22 million in the first quarter 2002 to EUR 33 million in the first quarter 2003. The increase of EUR 11 million, or 50%, is due to the increase in operating income.

Minority Interests

Minority interests increased to EUR 19 million in the first quarter 2003 from EUR 16 million in the first quarter 2002, resulting from the reduction of our stake in VISA-SERVICE Kreditkarten AG by 24.9% and the increase of our net income in Poland.

Consolidated Net Income

Our consolidated net income increased to EUR 101 million in the first quarter of 2003 from EUR 81 million in the first quarter of 2002, resulting from the increase in net income that more than offset the increase in minority interests.

Segment Information

Improvements to Our Cost Allocation Method and Segment Reporting

Our segment reporting in 2003 has been affected by three significant changes:

- *Changes in the cost allocation method.* As of the beginning of 2003, we changed our cost allocation method at the level of Bank Austria Creditanstalt AG. First, we improved our cost management system. The improved system enables us to allocate among the relevant business segments most of the central costs that we formerly showed under "Other Items/ Reclassifications." Second, we began reallocating our interest income from pension provisions originally deducted from personnel expenses on a segmental basis to net interest income, which has the effect of increasing both interest income and administrative expenses in equal amounts. Third, we changed our method of allocating residual costs to profit centers. This change altered the last step of our four-step cost allocation system. As a first step, we allocate direct costs to the profit center that is responsible for the costs. As a second step, we allocate the unit costs of each product sold to or transaction executed with a customer to the profit center that realizes the income for such sale or transaction and reduce the cost incurred by each cost center by a corresponding amount. As a third step, we allocate the indirect costs incurred by our cost centers *pro rata* in accordance with the degree to which each profit center employs the resources of the cost center. As a fourth step, we allocate residual costs. Until the end of 2002, we allocated residual costs to each profit center *pro rata* in accordance with the percentage of costs that we had allocated to such profit center in the first three steps. Since January 1, 2003, we allocate residual costs to each profit center according to the operating profit before residual costs.
- *Initial segmental allocation of certain items.* In our financial statements and other financial reporting through the end of 2002, all income components not directly attributable to a specific business segment were reported under "Other Items/Reclassifications." These items include, among other things, the cost of supplementary capital elements (Tier 2), refinancing costs and investment income not allocated to a business segment. In 2002, we refined our database and set

up new processes allowing us in 2003 to allocate almost all such costs and income to the relevant business segment. Under the new approach, Tier 2 costs are allocated to the business segments on the basis of risk-weighted assets and interest income and interest expense relating to other assets/liabilities (to the extent not already allocated to the business segments) are allocated according to operating income.

- *Changes in the allocation of equity participations.* Effective January 1, 2003, we reallocated certain equity participations from the "Other Items/Reclassifications" segment to the specific business segments with which they have the strongest financial links.

Due to the changes in our cost and segment allocation described above, our segment data for the three months ended March 31, 2003 is not fully comparable to our historical data for the three months ended March 31, 2002. To facilitate your comparison of our segment results of these two periods, we have adjusted the segment data for the year 2002 to present information as if we had already applied the changes in our segment reporting in 2002. The effects of these changes are shown in the table below headed "Segment Information 2002 Based on Old and New Cost and Segment Allocation Method." For reasons relating to how information is organized and stored in our database, the new cost allocation method can only be applied retroactively to full year 2002 figures, but not for any 2002 interim period figures. To enable you to make a meaningful quarter to quarter comparison, we present our segment information for the first quarter 2002 on a *pro forma* basis (*i.e.*, for each figure, 25% of the adjusted full year 2002 figure). We refer to this *pro forma* information as "one quarter 2002" financial information. All comparisons other than segment information are based on the actual historical financial data for the first quarter 2002.

You should recognize that the data that result from dividing the full year 2002 data into quarters do not produce the same results we would obtain if we were actually able to produce the first quarter 2002 data on the same basis as the first quarter 2003 data. The adjusted 2002 quarterly data reflect effects recorded in the second through fourth quarters of the year that would not have been recorded in the actual first quarter data. Examples of such effects are the deconsolidation of CA IB entities (following a restructuring) on the basis of immateriality and, from May 1, 2002, the first time consolidation of Splitska Banka d.d. The adjusted 2002 quarterly data also reflect the effects of year-end accounting adjustments and do not take into account seasonal fluctuations. Historically, the nature of our business has been such that there has not been a pattern of meaningful seasonal fluctuations.

Segment Information 2002 Based on Old and New Cost and Segment Allocation Method

		Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
		in EUR million, except %							
Net interest income	2002	775.0	628.9	96.7	639.2	127.9	(4.9)	43.7	2,306.7
	2002 (adjusted)	802.3	622.3	86.7	640.4	126.9	(4.9)	33.0	2,306.7
Losses on loans and advances . .	2002	(97.4)	(292.3)	(25.7)	(100.5)	(6.9)	0.0	(13.8)	(536.5)
	2002 (adjusted)	(97.4)	(292.3)	(26.0)	(100.5)	(6.9)	0.0	(13.5)	(536.5)
Net fee and commission income	2002	435.2	264.6	9.8	327.7	8.3	25.5	4.8	1,075.9
	2002 (adjusted)	435.2	264.6	13.5	327.7	8.3	25.5	1.1	1,075.9
Net trading result . .	2002	0.2	2.9	0.0	29.2	131.7	61.2	5.5	230.7
	2002 (adjusted)	0.2	2.9	0.0	27.2	131.7	61.2	7.5	230.7
General administrative expenses	2002	(998.6)	(434.7)	(32.2)	(725.2)	(104.3)	(38.7)	(169.7)	(2,503.3)
	2002 (adjusted)	(1,020.0)	(474.0)	(53.4)	(718.4)	(165.0)	(38.3)	(33.9)	(2,503.3)
Balance of other operating income and expenses . .	2002	17.4	8.4	0.5	(5.8)	(3.0)	1.5	(20.4)	(1.4)
	2002 (adjusted)	17.4	8.4	0.7	(5.8)	(3.0)	1.5	(20.6)	(1.4)
Operating profit . . .	2002	132.1	177.8	49.1	164.6	153.7	44.5	(149.9)	572.0
	2002 (adjusted)	137.8	131.9	21.5	170.6	92.0	44.9	(26.6)	572.0
Net income from investments	2002	5.0	33.4	(3.7)	23.0	(1.6)	(6.7)	(21.1)	28.4
	2002 (adjusted)	5.0	33.2	(4.6)	23.0	(1.6)	(6.7)	(19.9)	28.4
Amortization of goodwill	2002	(5.7)	(4.2)	(0.3)	(44.1)	(26.7)	(2.7)	(4.2)	(87.9)
	2002 (adjusted)	(5.7)	(4.2)	(0.2)	(44.1)	(26.7)	(2.7)	(4.1)	(87.9)
Balance of other income and expenses	2002	(0.3)	(0.5)	0.0	(1.2)	0.0	0.0	(6.3)	(8.3)
	2002 (adjusted)	(0.3)	(0.5)	(0.3)	(1.2)	0.0	0.0	(6.0)	(8.3)
Net income before taxes	2002	131.1	206.5	45.1	142.3	125.4	35.2	(181.4)	504.2
	2002 (adjusted)	136.7	160.3	16.3	148.4	63.7	35.6	(56.8)	504.2
Return on equity before taxes (in %)	2002	18.5	12.1	13.6	17.1	48.2	33.6	n/a	10.6
	2002 (adjusted)	18.5	8.9	4.2	18.3	23.8	34.0	n/a	10.6
Cost/income ratio in %	2002	81.3	48.0	30.1	73.2	39.4	46.5	n/a	69.3
	2002 (adjusted)	81.3	52.8	52.9	72.6	62.5	46.0	n/a	69.3
Average risk-weighted assets .	2002	11,402	27,546	5,334	13,397	4,200	1,686	8,138	71,702
	2002 (adjusted)	11,925	28,993	6,323	13,100	4,309	1,686	5,094(1)	71,429(2)
Average allocated equity	2002	707	1,708	331	831	260	105	800	4,742
	2002 (adjusted)	739	1,798	392	812	267	105	629	4,742

(1) This number has previously been reported in the Annual Report 2002 as EUR 8,138 million (see page F-32) and adjusted during the course of improvements in our segment reporting to EUR 5,094 million.

(2) This number has previously been reported in the Annual Report 2002 as EUR 71,702 million (see page F-32) and adjusted during the course of improvements in our segment reporting to EUR 71,429 million.

Certain changes in the segment information set forth in the table above can be explained as follows:

Net interest income. The changes in net interest income are derived from three different sources:

(a) Interest income from pension provisions is allocated to our business segments in proportion to other employee expenses in each segment. Since the Domestic Private Customers and Professionals segment employs a relatively high proportion of our staff, that segment benefits most from this allocation method.

(b) Refinancing costs relating to the balance of other assets and other liabilities are allocated to our business segments in proportion to the operating income in each segment. Since other assets are greater than other liabilities, the overall net effect on the business segments is negative.

(c) Because certain unconsolidated equity interests have been transferred from one business segment to another, refinancing costs relating to such unconsolidated equity interests have also been moved to the corresponding segment.

Certain consolidated subsidiaries were allocated to new business segments, resulting in changes in all line items of these segments.

The total of the effects described under (b) and (c) above more than offset the positive impact of the changes in the interest income on pension provisions in all of our business segments except in the Domestic Private Customers and Professionals and CEE segments.

Net fee and commission income. Net fee and commission income in the Domestic Real Estate Finance and Customers segment changed due to the new allocation of certain subsidiaries to the segment.

Net trading result. The change in net trading result in the CEE business segment relates to the net effect of transactions relating to the hedging of foreign exchange exposures associated with the anticipated net income from our most important CEE subsidiaries (previously allocated to the Other Items/Reclassifications segment).

General administrative expenses. Due to the changes in our cost allocation method described above, unallocated costs in the Other Items/Reclassifications segment declined from EUR 169.7 million to EUR 33.9 million. The newly allocated costs of EUR 135.8 million increased general administrative expenses in all segments except for CEE and Asset Management. Since the newly allocated costs are all related to our Austrian operations, no such costs were allocated to the CEE segment. Furthermore, the change in the residual cost allocation method resulted in a reduction in the residual costs allocated to CEE. Hence, the general administrative expenses relating to CEE decreased.

Segment Information for the Quarter Ended March 31, 2003 and One Quarter 2002 Based on the New Cost and Segment Allocation Method

		Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Customers	CEE	International Markets	Asset Management	Other Items/ Reclassi-fications	Total
		in EUR million, except %							
Net interest income	Q1 2003	189.2	143.9	24.8	139.0	14.7	(1.1)	9.3	519.9
	¼ 2002 (adjusted)	200.6	155.6	21.7	160.1	31.7	(1.2)	8.0	576.4
Losses on loans and advances	Q1 2003	(24.1)	(66.0)	(8.0)	(29.4)	0.0	0.0	(0.6)	(128.1)
	¼ 2002 (adjusted)	(24.3)	(73.1)	(6.5)	(25.1)	(1.7)	0.0	(3.4)	(134.2)
Net fee and commission income	Q1 2003	110.5	66.5	3.1	81.8	2.9	5.5	(0.2)	270.1
	¼ 2002 (adjusted)	108.8	66.1	3.4	81.9	2.1	6.4	0.3	269.0
Net trading result	Q1 2003	0.3	0.3	0.0	27.3	56.8	23.8	0.5	109.1
	¼ 2002 (adjusted)	0.0	0.7	0.0	6.8	32.9	15.3	1.9	57.7
General administrative expenses	Q1 2003	(251.1)	(124.4)	(15.1)	(159.9)	(48.1)	(9.2)	(10.8)	(618.5)
	¼ 2002 (adjusted)	(255.0)	(118.5)	(13.3)	(179.6)	(41.3)	(9.6)	(8.5)	(625.8)
Balance of other operating income and expenses	Q1 2003	(2.2)	1.9	0.0	(2.2)	(4.6)	0.4	3.5	(3.3)
	¼ 2002 (adjusted)	4.4	2.1	0.2	(1.4)	(0.7)	0.4	(5.2)	(0.4)
Operating profit	Q1 2003	22.7	22.2	4.9	56.8	21.6	19.4	1.7	149.2
	¼ 2002 (adjusted)	34.4	33.0	5.4	42.7	23.0	11.2	(6.9)	142.7
Net income from investments	Q1 2003	0.5	7.0	0.0	6.6	4.7	0.0	0.9	19.7
	¼ 2002 (adjusted)	1.2	8.3	(1.2)	5.8	(0.4)	(1.7)	(5.0)	7.1
Amortization of goodwill	Q1 2003	(1.5)	(1.1)	(0.1)	(9.1)	(1.9)	(0.3)	(1.2)	(15.2)
	¼ 2002 (adjusted)	(1.4)	(1.1)	(0.1)	(11.0)	(6.7)	(0.7)	(1.1)	(22.0)
Balance of other income and expenses	Q1 2003	0.0	(0.3)	0.0	(0.3)	0.0	0.0	(0.1)	(0.5)
	¼ 2002 (adjusted)	(0.1)	(0.1)	(0.1)	(0.3)	0.0	0.0	(1.5)	(2.1)
Net income before taxes	Q1 2003	21.7	27.9	4.8	54.0	24.4	19.1	1.4	153.2
	¼ 2002 (adjusted)	34.2	40.1	4.1	37.1	15.9	8.9	(14.5)	125.8
Return on equity (before taxes) in %	Q1 2003	12.2	6.8	5.4	25.9	41.5	85.5	n/a	13.4
	2002 (adjusted)	18.5	8.9	4.2	18.3	23.8	34.0	n/a	10.6
Cost/income ratio in %	Q1 2003	84.3	58.5	54.0	65.0	69.0	32.2	n/a	69.0
	2002 (adjusted)	81.3	52.8	52.9	72.6	62.5	46.0	n/a	69.3
Average risk-weighted assets	Q1 2003	11,468	26,606	5,748	13,440	3,793	1,438	4,800	67,293
	2002 (adjusted)	11,925	28,993	6,323	13,100	4,309	1,686	5,094(1)	71,429(2)
Average allocated equity	Q1 2003	711	1,650	356	833	235	89	699	4,573
	2002 (adjusted)	739	1,798	392	812	267	105	629	4,742

(1) This number has previously been reported in the Annual Report 2002 as EUR 8,138 million (see page F-32) and adjusted during the course of improvements in our segment reporting to EUR 5,094 million.

(2) This number has previously been reported in the Annual Report 2002 as EUR 71,702 million (see page F-32) and adjusted during the course of improvements in our segment reporting to EUR 71,429 million.

Domestic Private Customers and Professionals

Our net income before taxes in the Domestic Private Customers and Professionals segment decreased in the first quarter 2003 by EUR 12.5 million, or 37%, as compared to one quarter 2002 (25% of adjusted full year). The decrease was due to the fact that interest rates and margins on deposits declined, as did deposit volumes. The increase in new loans in the first quarter 2003 compared to one quarter 2002 (25% of adjusted full year) and the improvement in the average lending margin in the first quarter 2003 compared to one quarter 2002 could not reverse the trend. Our balance of other operating income and expense in one quarter 2002 reflected a gain from the sale of an interest in one of our subsidiaries.

Domestic Corporate Customers

Our net income before taxes in the Domestic Corporate Customers segment decreased by EUR 12.2 million or 30% from EUR 40.1 million in one quarter 2002 (25% of adjusted full year) to EUR 27.9 million in the first quarter 2003. This decrease reflects low interest rates and low margins on deposits, as well as declining deposit and lending volumes. The decline in lending volume was partly due to an increased emphasis on risk-adjusted pricing and portfolio selection. In addition, the generally weak economy lowered the demand for investment credits in Austria. The decrease in demand for new loans in Austria was not fully offset by the increase in demand for special financing solutions in the CEE countries that were booked in the Domestic Corporate Customers segment. In the first quarter 2003, losses on loans and advances in this segment improved due to improved asset quality.

Real Estate Finance and Real Estate Customers

Our net income before taxes in the Real Estate Finance and Real Estate Customers segment increased by EUR 0.7 million or 17% from EUR 4.1 million in one quarter 2002 (25% of adjusted full year) to EUR 4.8 million in the first quarter 2003. Net interest income in the Real Estate Finance and Real Estate Customers segment increased by EUR 3.1 million or 14%, in the first quarter 2003, reflecting a risk-adjusted repricing of loans of selected customers implemented in 2002.

CEE

Our net income before taxes in the CEE segment increased by EUR 16.9 million or 46% from EUR 37.1 million in one quarter 2002 (25% of the adjusted full year) to EUR 54 million in the first quarter 2003. This increase was principally due to a EUR 20.5 million improvement in the CEE segment's net trading result. This improvement was mainly attributable to activities in Poland, Bulgaria (the results of which were not consolidated in the first quarter of 2002) and Vienna (from hedging the expected 2003 net profit of the CEE subsidiaries against the Euro). General administrative expenses decreased by EUR 19.7 million, mainly in Poland due both to further cost savings and to the decline of the value of the Polish zloty against the Euro by 9% since the beginning of the year. This exchange rate decline also contributed to a reduction in net interest income of EUR 21.1 million, of which close to 50% was currency-related. The decline of general interest rate levels in the CEE countries continued in the first quarter of 2003 and put downward pressure on interest margins. This pressure resulted in a stronger emphasis on trading income.

International Markets

Our net income before taxes in the International Markets segment increased by EUR 8.5 million, or 53%, from EUR 15.9 million in one quarter 2002 (25% of adjusted full year) to 24.4 million in the first quarter 2003. This increase was primarily the result of a near doubling of our net trading result. Almost all our sales and trading operations contributed to the sharp rise in trading profits due to a favorable interest rate environment. In addition, one-off effects led to an increase in investment income and a reduction in goodwill amortization. (One quarter 2002 was affected by the deconsolidation of a CA IB subsidiary in a later quarter.)

Asset Management

Our net income before taxes in the Asset Management segment more than doubled from EUR 8.9 million in one quarter 2002 (25% of adjusted full year) to EUR 19.1 million in the first quarter 2003. This increase was due to the improvement of our net trading result from EUR 15.3 million in one quarter 2002 (25% of adjusted full year) to EUR 23.8 million in the first quarter 2003 as a result of the improvement of the trading result at our Cayman Islands subsidiary.

Other Items/Reclassifications

Net interest income includes effects from capital allocation as well as effects from newly allocated subsidiaries. Balance of operating income and expenses includes an offset for the income from our New York branch under our management agreement with HypoVereinsbank, as well as foreign exchange costs and consolidation effects. Our negative result in Other Items/Reclassifications in the first quarter 2002 related primarily to the revaluation of securities and consolidation effects.

Year ended December 31, 2002 compared with the year ended December 31, 2001

Income Statement Information

	Year ended December 31,	
	2002	2001
	in EUR million, except % and per share amounts	
Net interest income	2,307	2,672
Losses on loans and advances	(537)	(703)
Net interest income after losses on loans and advances	**1,770**	**1,969**
Net fee and commission income	1,076	1,061
Net trading result	231	261
General administrative expenses	2,503	2,773
Balance of other operating income and expenses	(1)	34
Operating profit	**572**	**552**
Net income from investments	28	187
Amortization of goodwill	88	73
Balance of other income and expenses	(8)	(10)
Profit from ordinary activities/ net income before taxes	**504**	**655**
Taxes on income	(111)	(98)
Net income	**393**	**557**
Minority interests	84	74
Consolidated net income	**309**	**483**
Earnings per share (in EUR)	2.71	4.24
Return on equity after taxes (in %)	6.5	10.2
Return on assets (in %)	0.20	0.30
Cost/income ratio (in %)	69.3	68.8
Losses on loans and advances/net interest income	23.3	26.3
Tier 1 capital ratio(1)	6.8	7.8

(1) Prepared in accordance with the Austrian Banking Act.

Net Interest Income

The following table shows a breakdown of our net interest income by business segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	775	629	97	639	128	(5)	44	**2,307**
2001	825	698	94	758	174	7	116	**2,672**

On a segmental basis, net interest income declined in all our business segments, except for the Real Estate Finance and Real Estate Customers segment. The decline was most pronounced in the CEE segment with a decline of EUR 119 million or 16%, primarily due to the decline in value of the Polish zloty in relation to the Euro which accounted for EUR 67 million of the decline. In addition, the decline in the average interest margin for this segment contributed EUR 42 million to the decline in net interest income. The decrease in net interest income in the Domestic Corporate Customers segment of EUR 69 million, or 10%, and in the Domestic Private Customers and Professionals segment of EUR 50 million, or 6%, primarily reflects the generally low interest rates and the weak Austrian economy. In the Domestic Private Customers and Professionals segment, the average interest margin for deposits realized by our company decreased by 0.15% from 1.81% in 2001 to 1.66% in 2002. This decrease was due to generally declining interest rates. In addition, deposit volumes decreased in 2002 as compared to 2001. In the Domestic Corporate Customers segment, the average interest margin for deposits decreased by 0.16% from 0.95% in 2001 to 0.79% in 2002, the effects of which were partially offset by an increase in deposit volumes. Due to the weak Austrian economy and active portfolio management, the volume of new loans in the Domestic Corporate Customers segment decreased by 2%, whereas the average interest margin

increased by 0.05% to 0.88%. In the International Markets segment, net interest income declined by EUR 46 million or 26%, in part due to the declining interest rates. In addition, the decline in net interest income reflects the shift in strategy in treasury activities from a focus on on-balance sheet inter-bank transactions to a more extensive use of derivatives instruments, that resulted in a move from net interest income to net trading result. The negative net interest income in our Asset Management segment in 2002 resulted from the allocation to net interest income of higher financing costs of affiliated companies, the income of which is shown as net trading income. Net interest income in our Real Estate Finance and Real Estate Customers segment increased by EUR 3 million, or 3%. This slight increase reflects a slight volume increase and a risk-adjusted repricing for selected contracts. The change in the Other Items/ Reclassifications amount from 2001 to 2002 was due to two factors. One factor was a higher capital allocation to the business segments in 2002 that resulted in lower residual capital and a corresponding lower interest income allocation to Other Items/Reclassifications in 2002. The second factor was that the business segments were charged with lower market-based refinancing costs for their participations in 2002 as opposed to the higher assumed refinancing costs used in 2001. The excess of the assumed refinancing costs over the actual refinancing costs was included in net interest income in the Other Items/Reclassifications segment in 2001.

The following table shows a breakdown of our net interest income into its income and expense components:

	2002	2001
	in EUR million, except % and per share amounts	
Interest income from:		
Loans and advances and money market transactions	4,673	6,548
Bonds and other fixed income securities	793	1,129
Shares and other variable yield securities	62	64
Subsidiaries	47	77
Companies accounted for under the equity method	16	56
Other companies in which an equity interest is held	21	21
Investment Property	31	32
Total interest income	**5,643**	**7,927**
Interest expenses for:		
Deposits	2,444	4,049
Liabilities evidenced by certificates	708	1,024
Subordinated capital	338	327
Total interest expenses	**3,490**	**5,400**
Net income from leasing transactions	154	143
Net interest income	**2,307**	**2,672**

On a group level, net interest income decreased by 14% to EUR 2,307 million in 2002 from EUR 2,672 million in 2001.

Losses on Loans and Advances

The following table shows a breakdown of our losses on loans and advances by business segments:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	97	292	26	101	7	—	14	**537**
2001	89	444	50	119	—	—	1	**703**

On a segmental basis, losses on loans and advances declined most significantly in our Domestic Corporate Customers segment. The decline of EUR 152 million or 34% from 2001 to 2002 was primarily the result of the exposure to fewer insolvencies of large borrowers in 2002 as compared to 2001. In the Real Estate Finance and Real Estate Customers segments losses on loans and advances decreased by EUR 24 million or 48%, primarily reflecting a non-recurring effect in 2001. In the CEE segment, a decline of EUR 18 million or 15% in losses on loans and advances reflected improved risk management. Losses on loans and advances in the CEE segment were also affected by our use of the purchase accounting method with regard to the acquisition of Bank Przemyslowo-Handlowy in 2001. Under the purchase accounting method as applied in connection with the BPH PBK acquisition in 2001, we were permitted to increase risk provisions with a corresponding increase in goodwill. The higher risk provisions resulted in a reduction in losses on loans and advances in the income statement in 2002. Absent the effects of the purchase accounting method our losses on loans and advances would have been higher by EUR 78 million in 2001 and EUR 50 million in 2002. Losses on loans and advances in the International Markets segments increased to EUR 7 million in 2002 due to a loss on a securitized loan. Losses on loans and advances in the Other Items/Reclassifications segment increased to EUR 14 million in 2002 because of a loss reserve established with regard to credit extended to an Argentine borrower. Overall, the level of losses on loans and advances is still high, not the least due to the unfavorable economic environment in Austria which is accompanied by a relatively high number of insolvencies.

The following table shows a breakdown of our loan loss ratios by business segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
					in %			
Ratio of losses on loans and advances to net interest income								
2002	12.5	46.4	26.8	15.8	5.5	0.0	31.8	**23.3**
2001	10.8	63.6	53.2	15.7	0.0	0.0	0.9	**26.3**
Ratio of losses on loans and advances to average risk-weighted assets								
2002	0.85	1.06	0.49	0.75	0.17	0.00	0.17	**0.75**
2001	0.80	1.55	0.93	0.96	0.00	0.00	0.01	**0.95**

The following table shows a break-down of our additions to provisions, releases of provisions and payments received for written-off loans and advances:

	2002	2001
	in EUR million	
Additions to:		
Provisions for loans and advances	1,013	1,223
Provisions for contingent liabilities	45	48
Total additions	1,058	1,270
Releases of:		
Provisions for loans and advances	(391)	(467)
Provisions for contingent liabilities	(88)	(62)
Total releases	(479)	(530)
Payments received for written-off loans and advances	(42)	(38)
Net charge for losses on loans and advances	**537**	**703**

On a group level, our losses on loans and advances decreased by EUR 166 million or 24% from EUR 703 million in 2001 to EUR 537 million in 2002. This decrease primarily reflects a decline in additions to provisions by EUR 212 million or 17% in 2002 compared to 2001. This effect was partially offset by a slight decline in the release of provisions by EUR 51 million or 10% from 2002 to 2001. The decrease in losses for loans and advances was the result of our exposure to fewer insolvencies of large borrowers. In addition, a more stringent risk management also contributed to the decrease.

Net Fee and Commission Income

The following table shows a breakdown of our net fee and commission income by business segment.

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	435	265	10	328	8	26	5	**1,076**
2001	446	279	9	269	29	27	1	**1,061**

On a segmental basis, the only business segment that showed a significant increase in net fee and commission income in 2002 was the CEE segment with net fee and commission income up by EUR 59 million, or 22%, from EUR 269 million in 2001 to EUR 328 million in 2002. This increase was affected primarily by a negative effect of EUR 30 million resulting from the decline in value of the Polish zloty and a positive effect of EUR 40 million resulting from the first-time application of HVB Group accounting guidelines. The application of these guidelines required the allocation of certain fee income related to trading activities for customers to net commission income rather than to net trading result as in previous years. Net of the currency fluctuation and accounting effects, the increase in net fee and commission income in the CEE segment was primarily due to growth in Poland, which accounted for approximately EUR 30 million, and the first time consolidation of Splitska Banka d.d., which contributed EUR 12 million in net fee and commission income. Despite the sharp decline in the number and volumes of securities transactions for retail customers, the increasing pressure on pricing and the discontinuation of foreign currency exchange and similar transactions related to the former local currencies of the countries that adopted the Euro, our net fee and commission income in the Domestic Private Customers and Professionals segment decreased only slightly by EUR 11 million, or 3%, from EUR 446 million in 2001 to EUR 435 million in 2002. We were able to compensate for the decline in fees and commissions related to securities transactions and foreign currency dealings, *e.g.*, with commission income from the sale of capital guaranteed products to our private customers and professionals. Net fee and commission income in the Domestic Corporate Customers segment was down by EUR 14 million, or 5%, from EUR 279 million in 2001 to EUR 265 million in 2002. This decrease primarily reflects a decline in the number and volume of foreign trade and payment transactions resulting from the consolidation of customer accounts in the course of the full integration of former Bank Austria AG and former Creditanstalt AG in 2002. It also reflects a decline in securities transactions due to the generally weak markets. Net fee and commission income in the International Markets segment was down by EUR 21 million, or 72%, from EUR 29 million in 2001 to EUR 8 million in 2002. This decrease resulted largely from a change in our accounting for premiums related to credit derivatives, *i.e.*, moving them from fee and commission income to net trading result and, again, the discontinuation of foreign currency exchange and similar transactions related to the former local currencies of those countries that adopted the Euro.

The following table illustrates the sources of our net fee and commission income:

	2002	2001
	in EUR million	
Securities and custodian business	227	243
Foreign trade/payment transactions	665	608
Lending business	146	132
Other services and advisory business(1)	38	77
Net fee and commission income	**1,076**	**1,061**

(1) Primarily Includes insurance product sales, home loan product sales and other financial advisory services.

Broken down by source, our net fee and commission income from foreign trade and payment transactions increased by 9% and, our net fee and commission income from our lending business increased by 11%. The increase in net fee and commission income from foreign trade and payment transactions was principally due to the first time consolidation of Splitska Banka d.d. The increase in net commission income from lending business resulted from an increase in our lending commission rates in

Austria. Net commission income from our securities and custodian business as well as from our other services and advisory business decreased by 7% and 51%, respectively, primarily due to the sharp decline in the number and volumes of securities transactions and increasing competitive pressure on pricing.

Net Trading Result

The following table shows a breakdown of our net trading result by business segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	—	3	—	29	132	61	6	**231**
2001	2	1	—	101	74	66	16	**261**

On a segmental level, the decrease in our net trading result was primarily caused by a sharp decline of EUR 72 million or 71% in the net trading result attributable to our CEE segment. This decline was caused in part by unfavorable market conditions, primarily in the Polish market, and in part by the first-time allocation in Poland of fee income related to trading activities for customers to net commission income rather than to net trading result as in previous years. The decline could not be fully offset by the EUR 58 million or 78% increase in the net trading result attributable to the International Markets segment. This increase reflects the favorable market conditions for interest rate-related instruments resulting from the further decline in interest rates in 2002, as well as the re-positioning of our treasury activities from on-balance sheet inter-bank transactions towards a more extensive use of interest rate-related derivatives instruments, resulting in a shift from net interest income to net trading income. The net trading results shown for the Asset Management segment relate to our Cayman Islands alternative investments. The decline in Other Items/Reclassifications amount was due to the reallocation of the net result of hedging transactions relating to the net income of non-Austrian entities from Other Items/Reclassifications to the respective business units.

The following table illustrates the sources of our net trading result:

	2002	2001
	in EUR million	
Equity-related transactions	41	(27)
Interest rate and currency-related transactions	190	288
Net trading result	**231**	**261**

Our net trading result is comprised principally of realized gains and losses from trading in securities, derivative and foreign exchange instruments as well as any gains and losses from marking to market the securities, derivatives and foreign exchange instruments allocated to, and held in, our trading portfolio. Our net trading result also includes interest and dividend income on securities held for trading and the interest expense associated with funding these positions. Our net trading result decreased moderately by 11% to EUR 231 million in 2002 from EUR 261 million in 2001. In 2003, we were not able to match the excellent 2001 trading result.

General Administrative Expenses

The following table shows a breakdown of our general administrative expenses by business segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	999	435	32	725	104	39	170	**2,503**
2001	1,101	490	27	779	146	53	177	**2,773**

On a segmental level, general administrative expenses decreased throughout all segments, except for the Real Estate Finance and Real Estate Customers segment, where general administrative expenses were up EUR 5 million or 19% from EUR 27 million in 2001 to EUR 32 million in 2002. This increase resulted from our planned expansion of our real estate finance business. The decrease in our general administrative expenses in the Domestic Private Customers and Professionals and the Domestic Corporate Customers segments by 9% and 11%, respectively, reflects synergies of the full integration in Austria of Bank Austria with Creditanstalt. The cost savings were possible despite the significant IT system integration costs because we capitalized the expenditures of large IT projects which are, therefore, not reflected in our general administrative expenses, with the exception of amortization of the capitalized amounts. Other costs related to the integration were offset by the release of a restructuring reserve. The increase in the current IT costs related to the integration project was more than offset by the reduction in staff costs, as discussed below. In the CEE segment, general administrative expenses were down EUR 54 million or 7% from EUR 779 million in 2001 to EUR 725 million in 2002. The decline in value of the Polish zloty against the Euro in the course of 2002 accounted for a significant part of this reduction (EUR 66 million). We achieved additional cost savings in the CEE segment despite the first time consolidation of Splitska Banka d.d., which accounted for EUR 21 million in administrative expenses. The cost savings were primarily due to synergies from integration and restructuring projects, the reduction of the number of branches and the reduction of staff costs, primarily in Poland (in all, EUR 25 million, after adjustment for foreign exchange movements). In the International Markets segment, general administrative expenses were down EUR 42 million or 29% from EUR 146 million in 2001 to EUR 104 million in 2002. This reduction was due to a decline in headcount, as well as the deconsolidation of the former CA IB subsidiaries. In the Asset Management segment, general administrative expenses declined by 26% due to expense reductions at Capital Invest KAG, our Austrian asset management company, the deconsolidation of the asset management subsidiaries of CA IB and the sale of Ringturm KAG.

The following table shows a breakdown of our general administrative expenses:

	2002	2001
	in EUR million	
Staff costs	1,406	1,487
Other administrative expenses	870	1,049
Depreciation and amortization	227	237
General administrative expenses	**2,503**	**2,773**

Our general administrative expenses decreased from 2001 to 2002 by EUR 270 million or 10%. This decrease primarily reflects a decrease of EUR 81 million or 5% in staff costs and a decrease of EUR 179 million or 17% in other administrative expenses which include current IT and other operating expenses, as well as acquisition- and expansion-related expenses. Depreciation and amortization also decreased by EUR 10 million or 4%. The decrease of our general administrative expenses is a result of our rigorous cost management and cost control program and of the other effects described in more detail in the segment discussion above, including the decline in value of the Polish zloty against the Euro in 2002. Staff costs accounted for 56% and 54% of general administrative expenses in 2002 and 2001, respectively, and we expect them to continue to be the single most important factor for the further management and control of our costs. However, the savings potential with respect to reductions in headcount is limited, and we expect that further reductions in headcount outside the CEE region will be at a lower rate than in the past two years.

Staff Costs

We reduced our staff costs from EUR 1,487 million in 2001 by EUR 81 million or 5% to EUR 1,406 million in 2002.

The following table shows a breakdown of our staff costs:

	2002	2001
	in EUR million	
Wages and salaries	950	1,011
Social security contributions	210	206
Expenses for retirement benefits and other benefits	246	270
Staff costs	**1,406**	**1,487**

The following table shows the number of our employees (full-time equivalents) on payroll as of December 31 of the years 2002 and 2001:

	As of December 31,	
	2002	2001
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business (*Funktionstochtergesellschaften*)(1)	11,916	12,636
CEE and other subsidiaries(2)	17,851	19,528
of which: Poland	12,089	14,387
Total	**29,767**	**32,164**

(1) Including six unconsolidated subsidiaries.

(2) Including Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria Creditanstalt Gruppe GmbH, Asset Management GmbH, Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG, BA/CA Asset Finance Limited and Bank Austria Cayman Islands Ltd and, although not a consolidated subsidiary, HVB Bank Yugoslavia.

Wages and salaries are by far the largest component of our staff costs and accounted for 68% of our staff costs in each of 2002 and 2001. We reduced our cost of wages and salaries by EUR 61 million from 2001 to 2002. This reduction primarily reflects a net reduction in headcount. In addition, the decline in value of the Polish zloty against the Euro by 13% in 2002 resulted in a corresponding reduction in our cost of wages and salaries in Poland on a EUR basis. Our full-time equivalent employees were down 2,397 or 8% from 2001 to 2002. The reduction in full-time equivalent employees in our Austrian operations by 720 or 6% and in our Polish operations by 2,298 or 16% was partly offset by an increase in headcount of 621, or 12%, in our operations in other CEE countries. In Austria, the personnel reduction was primarily the result of the continued implementation of our long-term integration strategy. In particular, the synergies stemming from our integration program "Banking for success," which we completed in the course of 2002, facilitated a reduction in headcount through natural attrition. At our Polish operations, the reduction in headcount primarily reflects the implementation of state-of-the-art automated operational banking processes. Other synergies resulting from the merger of BPH and PBK also contributed to the reduction in personnel expenses. The increase in the number of employees in other CEE countries reflects the expansion of our operations in this region. Going forward, we expect that with the implementation of modern banking operations and the exploitation of further synergies we will be able to further reduce our headcount in some parts of the CEE region.

Depreciation and Amortization

The following table shows a breakdown of the depreciation and amortization components of our general administrative expenses:

	2002	2001
	in EUR million	
Property and equipment	143	183
Intangible assets excluding goodwill	84	54
Total	**227**	**237**

Our depreciation and amortization decreased by EUR 10 million, or 4%, from 2001 to 2002. The decrease was due to a decrease in depreciation and amortization of property and equipment of EUR 40 million which was partly offset by an increase in the depreciation and amortization of intangible assets (excluding goodwill) of EUR 30 million. The lower depreciation of property and equipment resulted from lower expenditures on these kinds of assets due to the cost control measures that we have in place. The higher amortization of intangibles was due to the large-scale installation of banking software at our subsidiaries in Poland and other countries in the CEE region as part of the implementation of state-of-the-art automated banking processes, as well as to the amortization of IT system integration costs in Austria resulting from the capitalization of large IT project expenditures (see "—General Administrative Expenses").

Balance of Other Operating Income and Expenses

The following table shows a breakdown of our balance of other operating income and expenses:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	17	8	—	(6)	(3)	1	(20)	**(1)**
2001	29	14	—	(15)	5	—	2	**34**

In addition to income and expenses relating to the sale of fully consolidated subsidiaries, our other operating income and expenses reflect all income and expenses generated or incurred in the ordinary course of business that cannot be allocated to any other line item of our income statement, such as provisioning for litigation expenses, certain inter-company charges and the proceeds from the disposal of lease assets.

In general, our balance of other operating income and expenses is strongly affected by non-recurring events. It decreased by EUR 35 million from net income of EUR 34 million in 2001 to net expenses of EUR 1 million in 2002. In 2001, our balance of other operating income and expenses was strongly influenced by a net gain of EUR 29 million from the sale of fully consolidated subsidiaries and branches to HypoVereinsbank in 2001 in accordance with the Bank of the Regions Agreement. For a further discussion of these sales, see "—Introduction—Overview." In 2002, our balance of other operating income and expenses reflects a gain of EUR 47 million from the sale of a 24.9% stake in VISA-SERVICE Kreditkarten AG and the sale of Ringturm KAG that was offset by contributions to provisions other than credit risks and by expenses relating to our New York branch, which is under the management of HypoVereinsbank. The results of our New York branch are reflected in our profit and loss line items. The net amount recorded in these line items is offset by a corresponding expense in Other Operating Income and Expense resulting from a management agreement with HypoVereinsbank concerning our New York branch, which is scheduled to be closed down in the near future.

Net Income from Investments

The following table shows a breakdown of our net income from investments by segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002.	5	33	(4)	23	(2)	(7)	(21)	**28**
2001.	6	4	—	(17)	36	(13)	171	**187**

Net income from investments primarily includes income and expenses related to the sale of participations, as well as financial instruments that are held to maturity or available for sale. At the group level, our net income from investments decreased by EUR 159 million from EUR 187 million in 2001 to EUR 28 million in 2002. The decrease from 2001 to 2002 primarily reflects the absence of non-recurring effects related to the sale of participations to HypoVereinsbank and other third parties that had boosted our net income from investments in 2001.

On a segmental basis, our net income from investments in the Domestic Corporate Customer segment increased in 2002 due to gains from the sale of part of our holdings in Oesterreichische Kontrollbank AG and Wiener Städtische Versicherung AG. The increase in net income from investments in the CEE segment by EUR 40 million in 2002 primarily reflects gains realized in 2002 from the sale of debt securities held in the available-for-sale portfolio in Poland and an impairment of investments in leasing subsidiaries in 2001, also in Poland. Net income from investments in the International Markets segment decreased from net income of EUR 36 million in 2001 to a net expense of EUR 2 million in 2002 on account of the deconsolidation of CA IB subsidiaries. Net income from investments in the Other Items/Reclassifications segment decreased by EUR 192 million from 2001 to 2002. In 2001, net income from investments was strongly affected by gains in the amount of EUR 187 million from the sale to a subsidiary of the AVZ-Stiftung of our participations in Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG and Oberbank AG and the transfer of other equity participations to a subsidiary of

B & C Privatstiftung. For details on these transactions, see "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with the AVZ-Stiftung" and "Relationship and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded." In 2002, net income from investments in the Other Items/Reclassifications segment reflects the sale of our participation in Österreichisches Verkehrsbüro AG. This gain was more than offset by expenses relating to the transfer of beneficial ownership of our Argentinian operations to HypoVereinsbank.

Balance of Other Income and Expenses

Our balance of other income and expenses improved from a net expense of EUR 10 million in 2001 to a net expense of EUR 8 million in 2002. The balance of other income and expenses comprises taxes and other charges other than income taxes.

Amortization of Goodwill

The following table shows a breakdown of our amortization of goodwill by segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	6	4	—	44	27	3	4	**88**
2001	2	1	—	35	8	—	28	**74**

Our goodwill amortization increased by EUR 14 million, or 19%, from EUR 74 million in 2001 to EUR 88 million in 2002. This increase primarily results from our acquisition of an additional 18.5% stake in BPH PBK from HypoVereinsbank in 2002 that affected the CEE segment and extraordinary amortization of goodwill of EUR 19 million relating to the de-consolidation of CA IB subsidiaries that affected the International Markets segment. Amortization of goodwill in the Other Items/Reclassifications segment decreased by EUR 24 million from 2001 to 2002. In 2001, the amortization of goodwill within Other Items/Reclassifications primarily reflects a EUR 20 million non-recurring amortization charge relating to the sale of our participations in Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG und Oberbank AG.

Net Income Before Taxes

The following table shows a breakdown of our net income before taxes by segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	131	207	45	142	125	35	(181)	**504**
2001	116	59	26	162	165	34	94	**655**

Our net income before taxes decreased by EUR 151 million, or 23%, from EUR 655 million in 2001 to EUR 504 million in 2002. This decrease was largely due to the lower net income from investments as described above.

Income Taxes

	2002	2001
	in EUR million	
Current taxes	103	120
Deferred taxes	8	(22)
Total	**111**	**98**

Our income taxes are made up of the current income taxes calculated for our company and each of our subsidiaries based on results as reported for tax purposes, adjustments to income taxes for previous years and the change in deferred taxes. Our income taxes rose by 13% to EUR 111 million in 2002 from EUR 98 million in 2001 despite the overall decline in our result of operations/net income before taxes by 23% to EUR 504 million in 2002 from EUR 655 million in 2001. The increase was primarily due to the inclusion in 2001 of significant tax-free capital gains and additional tax-exempt income from participations in 2001.

Minority Interests

Minority interests increased to EUR 84 million in 2002 from EUR 74 million in 2001, despite the increase in our stake in BPH PBK by an additional 18.5% to 52% in 2002. The reduction in minority interests in BPH PBK was more than off-set by the increase in BPH PBK's net result in 2002. In addition, the sale of a 24.9% stake in VISA-SERVICE Kreditkarten AG also contributed to the increase in minority interests.

Consolidated Net Income

Our consolidated net income decreased to EUR 309 million in 2002 from EUR 483 million in 2001, resulting from the decrease in net income before taxes, the increase in minority interests and the increase in the effective tax rate.

Year Ended December 31, 2001 Compared with the Year Ended December 31, 2000

Changes in the Composition of our Group

The composition of our group changed significantly in the course of 2001. To implement the agreed allocation of responsibilities among HypoVereinsbank and us under the Bank of the Regions Agreement underlying our integration with HypoVereinsbank, in the course of 2001, we acquired from HypoVereinsbank various subsidiaries, branches and operations in Austria and various CEE countries. We merged these subsidiaries, branches and operations with, or transferred them to, our existing or newly established subsidiaries in these countries. In return for these transfers, we transferred to HypoVereinsbank the various subsidiaries, branches and operations we had in Western Europe, Russia, Brazil, the United States and Asia.

In certain instances, for tax and local bank regulatory reasons, we did not transfer legal ownership of our subsidiaries or participations to HypoVereinsbank, but rather operational control only. Overall, the acquisitions, sales and transfers resulted in a net reduction in our total assets as of December 31, 2001 by approximately EUR 11,300 million as compared to December 31, 2000. As a general matter, we settled these sales and transfers on a net basis. As a result of the sales and transfers, we received a net cash payment of EUR 378 million from HypoVereinsbank in 2001 and paid a net amount of EUR 487 million in 2002. We recorded in 2001 a net pre-tax loss on these transfers of EUR 15 million, and a pre-tax loss in 2002 of EUR 49 million. The changes in the composition of our group that we effected in the course of 2001 also had a significant impact on our consolidated results of operations for the year 2001. We recorded an aggregate amount of goodwill in respect of the acquired operations of EUR 443 million in 2001 and EUR 81 million in 2002. For further details you should also read "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions." The banking subsidiaries we acquired were predominantly universal banks, whereas certain foreign branches we sold were specialized institutions that engaged in large-scale inter-bank and financial markets transactions. For these reasons, our consolidated income statement data for the year 2000 is not fully comparable to the data for the year 2001. To facilitate an understanding of the development of our business in light of these changes, we have provided supplemental information for the year 2000 comparable to that for the year 2001. We have prepared such data for the year ended December 31, 2000 on a *pro forma* basis, as if the changes that occurred in the course of 2001 (see "—Introduction—Overview") had taken place, for income statement purposes, on January 1, 2000 and, for balance sheet purposes, on December 31, 2000. To facilitate a comparison for the years 2001 and 2000, we have prepared our segment reporting for the year ended December 31, 2000 on a *pro forma* basis, as if the business segments on which we report for 2001 had already existed in 2000. See also "—Introduction—Segment Reporting."

Income Statement

	Year ended December 31,		
	2001	2000 pro forma(1)	2000
	in EUR million, except % and per share amounts		
Net interest income	2,672	2,445	2,240
Losses on loans and advances	(703)	(641)	(666)
Net interest income after losses on loans and advances	**1,969**	**1,804**	**1,575**
Net fee and commission income	1,061	1,093	862
Net trading result	261	236	137
General administrative expenses	2,773	2,596	2,159
Balance of other operating income and expenses	34	(43)	(57)
Operating profit	**552**	**492**	**357**
Net income from investments	187	376	334
Amortization of goodwill	73	60	30
Balance of other income and expenses	(10)	(10)	1
Profit from ordinary activities/ net income before taxes	**655**	**800**	**662**
Taxes on income	(98)	n/a	(47)
Net income	**557**	n/a	**615**
Minority interests	74	n/a	23
Consolidated net income	**483**	n/a	**592**
Earnings per share (in EUR)	4.24	n/a	5.17
Return on equity after taxes (in %)	10.2	n/a	13.1
Return on assets (in %)	0.30	n/a	0.39
Cost/income ratio (in %)	68.8	69.6	67.9
Losses on loans and advances/net interest income	26.3	26.2	29.7
Tier 1 capital ratio(2)	7.8	n/a	6.1

(1) To facilitate comparability, the *pro forma* income statement amounts, as set forth in or based on the notes to our consolidated financial statements as of and for the year ended December 31, 2001, give effect to our acquisition of HypoVereinsbank's subsidiaries, branches and operations in Austria and the CEE region and our sale of subsidiaries, branches and operations outside Austria and the CEE region to HypoVereinsbank that occurred in the course of 2001 as if such acquisitions and sales had occurred as of January 1, 2000.

(2) Prepared in accordance with the Austrian Banking Act.

Net Interest Income

Our net interest income increased by 19% to EUR 2,672 million in 2001 from EUR 2,240 million in 2000. Almost half of the increase was attributable to acquisitions from HypoVereinsbank under the Bank of the Regions Agreement. Exclusive of the restructuring effects, the increase in net interest income in 2001 was approximately 9%. This increase was primarily due to the contributions from the International Markets and the CEE segments. Our International Markets segment exploited opportunities arising from the development of general interest levels in the money market and fixed income business. In our CEE segment, the increase was largely due to business expansion and an appreciation of the local currencies in our core CEE markets against the Euro.

The following table shows a breakdown of our net interest income into its income and expense components:

	2001	2000
	in EUR million	
Interest income from:		
Loans and advances to banks and customers	6,548	6,091
Bonds and other fixed income securities	1,129	1,930
Leasing transactions	203	193
Companies accounted for under the equity method	56	177
Other income similar to interest	254	279
Total interest and similar income	**8,190**	**8,670**
Interest expenses for:		
Amounts owed to banks and customers	4,161	4,601
Liabilities evidenced by certificates	1,351	1,809
Other expenses similar to interest	5	20
Total interest and similar expenses	**5,518**	**6,430**
Net interest income	**2,672**	**2,240**

Losses on Loans and Advances

Our losses on loans and advances increased by 6% to EUR 703 million in 2001 from EUR 668 million in 2000. The increase resulted from an increase in write-offs of, and additions to provisions for, loans and advances totaling EUR 231 million that became necessary due to a number of large insolvencies among our Austrian corporate customers. These write-offs and additions to provisions were partly offset by releases of provisions of EUR 218 million. As a response to the increase in our losses on loans and advances we took various steps to tighten our risk management system.

The following table shows a break-down of our additions to provisions (including direct write-offs), releases of provisions and payments received for written-off loans and advances:

	2001	2000
	in EUR million	
Direct write-offs of, and additions to provisions for, loans and advances	1,222	991
Additions to provisions for contingent liabilities	48	46
Release of provisions for loans and advances	(467)	(249)
Release of provisions for contingent liabilities	(62)	(44)
Payments received for written-off loans and advances	(38)	(76)
Net charge for losses on loans and advances	**703**	**668**

The following table shows the loan loss ratios for our group:

	2001	2000
	in %	
Ratio of losses on loans and advances to net interest income	26.3	29.7
Ratio of losses on loans and advances to risk-weighted assets (banking book)	0.98	0.85(1)

(1) Based on average risk-weighted assets.

Net Fee and Commission Income

Our net fee and commission income increased by 23% to EUR 1,061 million in 2001 from EUR 862 million in 2000. This increase was almost exclusively due to our acquisitions from HypoVereinsbank under the Bank of the Regions Agreement. Among other things, we acquired Schoellerbank AG whose significant franchise in fee-based business accounted for a large part of the increase in our net fee and commissions income. Thus, we expanded the scale of our fee-based services which was an important step towards our goal of improving our ratio of net fee and commission income to aggregate net interest income, net fee and commission income and net trading result.

The following table illustrates the sources of our net fee and commission income:

	2001	2000
	in EUR million	
Payment transactions	366	272
Securities business	243	273
Foreign exchange, foreign notes and coin and precious metals transactions	242	134
Lending business	132	126
Other services and advisory business(1)	77	56
Total	**1,061**	**862**

(1) Primarily includes insurance product sales, home loan product sales and financial advisory services.

Through our acquisitions of operations from HypoVereinsbank, we were able to broaden our fee- and commission-based business in the areas of payment transactions and foreign exchange, foreign notes and coins and precious metals transactions. This is reflected in an increase in net fee and commission income from payment transactions by EUR 94 million, or 35%, from 2000 to 2001 and an increase in net fee and commission income from foreign exchange, foreign notes and coins and from precious metals transactions by EUR 108 million, or 81%, from 2000 to 2001.

Net Trading Result

The following table illustrates the sources of our net trading result:

	2001	2000
	in EUR million	
Equity-related transactions	(27)	4
Currency-related transactions	164	95
Interest rate-related transactions	125	38
Total	**261**	**137**

Our net trading result almost doubled to EUR 261 million in 2001 from EUR 137 million in 2000 despite the generally weak equity markets. To a large part, our acquisitions of operations from HypoVereinsbank accounted for the increase in our net trading result. In addition, the appreciation in the value of the U.S. dollar against the Euro boosted the results of our U.S. dollar-denominated trading activities (translated into Euro) which we conduct primarily through our Cayman Islands subsidiary. The main sources of the increase in our net trading result were interest rate-related transactions, which accounted for EUR 87 million of the increase, and currency-related transactions, which accounted for EUR 69 million of the increase.

General Administrative Expenses

Our general administrative expenses increased by EUR 614 million, or 28%, to EUR 2,773 million in 2001. Approximately 70% of this increase was due to our acquisitions from HypoVereinsbank under the Bank of the Regions Agreement. In particular, these acquisitions resulted in an increase in staff costs which accounted for the largest portion of general administrative expenses in 2000 (58%) and 2001 (54%). Also, other administrative expenses increased significantly. This increase was primarily the result of increased current IT expenses. Since we capitalize expenditures for large IT projects, our other administrative expenses do not reflect such projects, except for amortization of the capitalized amounts. In addition, the appreciation of the Polish zloty vis-à-vis the Euro by more than 10% in 2001 also contributed to the increase in general administrative expenses.

The following table shows a breakdown of our general administrative expenses:

	2001	2000
	in EUR million	
Staff costs	1,487	1,242
Other administrative expenses	1,049	782
Depreciation and amortization	237	135
Total	**2,773**	**2,159**

Staff Costs

The following table shows a breakdown of the components of our staff costs:

	2001	2000
	in EUR million	
Wages and salaries	1,011	842
Statutory social security contributions	180	167
Other employee benefits	26	25
Expenses for severance payments and retirement benefits	270	207
Total	**1,487**	**1,242**

The following table shows the number of employees (full-time equivalents) on our payroll as of December 31, 2001 and 2000:

	As of December 31,	
	2001	2000
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business (*Funktionstochtergesellschaften*)(1)	12,636	13,322
CEE and other subsidiaries(2)	19,528	13,274(3)
of which: Poland	14,387	8,829(3)
Total	**32,164**	**26,596**

(1) Including six unconsolidated subsidiaries.

(2) Including Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria Creditanstalt Gruppe GmbH, Asset Management GmbH, Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG, BA/CA Asset Finance Limited and Bank Austria Cayman Islands Ltd. and, although not a consolidated subsidiary, HVB Bank Yugoslavia.

(3) Without subsidiaries then held by HypoVereinsbank.

Depreciation and Amortization

The following table shows a breakdown of the depreciation and amortization components of our general administrative expenses:

	2001	2000
	in EUR million	
Property and equipment	183	110
Intangible assets excluding goodwill	54	25
Total	**237**	**135**

The increase in depreciation of property and equipment by EUR 73 million and amortization of intangible assets by EUR 29 million from 2000 to 2001 was largely due to the acquisition of operations from HypoVereinsbank and the first-time consolidation of BPH PBK.

Balance of Other Operating Income and Expenses

Our balance of other operating income and expenses improved from net expense of EUR 57 million in 2000 to net income of EUR 34 million in 2001. This improvement reflects a net gain of EUR 29 million from the sale of consolidated subsidiaries to HypoVereinsbank as part of the restructuring of our group. In addition, proceeds from the sale of our Swiss subsidiary to a party outside the HVB Group also contributed to the improvement.

Net Income from Investments

Our net income from investments decreased by EUR 147 million, or 44%, from EUR 334 million in 2000 to EUR 187 million in 2001. The decrease in net income from investments between 2000 and 2001 is largely due to the non-recurring effects related to the transfer of our equity participations in non-banking affiliates to the B & C Privatstiftung and to the sale of other participations in 2000. Our net income from investments in 2001 reflects a EUR 187 million gain from the sale of equity participations in Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG and Oberbank AG to a subsidiary of the AVZ-Stiftung, as well as a EUR 71 million gain from the disposal of equity participations in industrial companies to subsidiaries of the B & C Privatstiftung that were partly offset by a EUR 44 million loss from the transfer of equity participations to HypoVereinsbank. For further detail on our relationships with the AVZ-Stiftung and the B & C Privatstiftung, you should also read the section "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions."

Amortization of Goodwill

Our amortization of goodwill more than doubled from EUR 30 million in 2000 to EUR 73 million in 2001. Of the EUR 73 million of goodwill amortization in 2001, EUR 22 million was attributable to an increase in the amortization of goodwill resulting from our acquisitions from HypoVereinsbank under the Bank of the Regions Agreement. A further EUR 20 million was attributable to non-recurring effects resulting from the sale of our equity participations in Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG und Oberbank AG.

Balance of Other Income and Expenses

Our balance of other income and expenses decreased from net income of EUR 1 million in 2000 to net expenses of EUR 10 million in 2001. The pronounced decrease reflects the first-time application of an HVB Group reporting guideline under which taxes other than income taxes, such as value added taxes and stamp duties, had to be shown under "other income and expenses" in 2001, whereas in 2000, we included other taxes in "other operating income and expenses." In 2001, our other taxes amounted to a net expense of EUR 9 million.

Net Income Before Taxes

Our net income before taxes slightly decreased by EUR 7 million, or 1%, from EUR 662 million in 2000 to EUR 655 million in 2001.

Taxes on Income

	2001	2000
	in EUR million	
Current taxes	120	41
Deferred taxes	(22)	6
Total	**98**	**47**

Our taxes on income more than doubled from EUR 47 million in 2000 to EUR 98 million in 2001. This increase was primarily due to the acquisition of operations from HypoVereinsbank and their first-time consolidation, as well as the increase in non-tax deductible expenses due to additions to losses on loans and advances in Poland.

Minority Interests

Minority interests increased to EUR 74 million in 2001 from EUR 23 million in 2000, resulting primarily from the first-time consolidation of BPH PBK.

Net Income

Our net income decreased to EUR 483 million in 2001 from EUR 592 million in 2000, resulting from the decrease in net income and the increase in minority interests.

Segment Information

We changed our business segmentation from 2000 to 2001. Among other things, we eliminated our "Participations" segment, we re-organized our former "International Business" segment to focus solely on CEE countries and we established a new "Asset Management" segment. Therefore, our segment reporting for the year 2000 is not fully comparable to that for the year 2001. To eliminate these effects for purposes of our segment reporting and to make certain key data relating to our consolidated results of operations for the year 2000 comparable to that for the year 2001, we have prepared such data for the year ended December 31, 2000 on a *pro forma* basis, as if our business segmentation for the year 2001 had already existed in 2000.

		Domestic Private Customers and Professionals	Domestic Corporate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassi-fications	Total
		In EUR million, except %						
Net interest income	2001	830	787	758	174	7	116	2,672
	2000 (*pro forma*)(1)	881	728	580	7	25	224	2,445
Losses on loans and advances	2001	(91)	(491)	(119)	—	—	(1)	(703)
	2000 (*pro forma*)(1)	(97)	(295)	(110)	5	—	(144)	(641)
Net fee and commission income	2001	446	288	269	29	27	1	1,061
	2000 (*pro forma*)(1)	478	313	231	44	22	5	1,093
Net trading result	2001	2	1	101	74	66	16	261
	2000 (*pro forma*)(1)	7	0	168	77	17	(32)	236
General administrative expenses	2001	(1,102)	(516)	(779)	(146)	(53)	(177)	(2,773)
	2000 (*pro forma*)(1)	(1,053)	(605)	(655)	(184)	(35)	(63)	(2,596)
Balance of other operating income and expenses	2001	29	14	(15)	5	—	2	34
	2000 (*pro forma*)(1)	(7)	26	(31)	11	—	(41)	(43)
Operating profit	2001	114	83	215	137	47	(43)	552
	2000 (*pro forma*)(1)	207	166	182	(40)	28	(51)	492
Net income from investments	2001	6	4	(17)	36	(13)	171	187
	2000 (*pro forma*)(1)	(1)	37	33	84	(16)	238	376
Amortization of goodwill	2001	(2)	(1)	(35)	(8)	—	(28)	(73)
	2000 (*pro forma*)(1)	(5)	(1)	(30)	(6)	—	(17)	(60)
Balance of other income and expenses	2001	—	(2)	(2)	(1)	—	(5)	(10)
	2000 (*pro forma*)(1)	(2)	1	(3)	(1)	—	(5)	(10)
Net income before taxes	2001	118	83	162	165	34	94	655
	2000 (*pro forma*)(1)	199	205	182	37	12	164	800
Return on equity (before taxes) in %	2001	19.1	4.6	24.1	71.8	32.6	—	13.8
	2000 (*pro forma*)(1)	32.2	11.8	29.5	11.5	19.4	—	17.7
Cost/income ratio in %	2001	84.3	47.3	70.0	51.6	53.3	—	68.8
	2000 (*pro forma*)(1)	77.6	56.7	69.1	131.9	55.9	—	69.6
Average risk-weighted assets	2001	11,390	33,675	12,430	4,241	1,936	10,570	74,241
	2000 (*pro forma*)(1)	11,459	35,094	11,417	5,997	1,161	6,650	71,778
Average allocated equity	2001	615	1,818	671	229	105	571	4,745
	2000 (*pro forma*)(1)	619	1,895	617	324	63	539	4,533

(1) To facilitate comparability, the *pro forma* income statement amounts, as set forth in or based on the notes to our consolidated financial statements as of and for the year ended December 31, 2001, give effect to our acquisition of HypoVereinsbank's subsidiaries, branches and operations in Austria and the CEE region and our sale of subsidiaries, branches and operations outside Austria and the CEE region to HypoVereinsbank that occurred in the course of 2001 as if such acquisitions and sales had occurred as of January 1, 2000.

Domestic Private Customers and Professionals

Our net income before taxes in the Domestic Private Customers and Professionals segment decreased by EUR 81 million or 41% from EUR 199 million in 2000 to EUR 118 million in 2001. This decline was in line with the generally weak economy in Austria. Low interest rates and narrowing spreads led to a decrease in the volumes and margins of deposits and, as a result, a decrease in net interest income. Due to the low volumes of securities transactions, net fee and commission income declined as well. General administrative expenses increased by EUR 49 million from 2000 to 2001, primarily due to a change in our internal cost rate for the allocation of overhead costs to the Domestic Private Customers and Professionals segment. The increase in our balance of other operating income and expenses by EUR 36 million from 2000 to 2001 primarily reflects the sale of our fully consolidated Swiss subsidiary Bank Austria (Schweiz) AG to an unaffiliated third party.

Domestic Corporate Customers

Our net income before taxes in the Domestic Corporate Customers segment decreased by EUR 122 million, or 60%, from EUR 205 million in 2000 to EUR 83 million in 2001. The main reason for this decrease was the sharp increase in losses on loans and advances by EUR 196 million, or 66%, which was caused by several large insolvencies among our Austrian customers in 2001. This increase was partially offset by a decline in general administrative expenses by EUR 89 million from 2000 to 2001 and an increase in net interest income. This decline was due to generally strict cost management and the exploitation of synergies from the integration of the former Bank Austria AG and Creditanstalt AG in the areas of management, settlement and administration as well as in customer services. A decrease in net fee and commission income, mainly due to low volumes of securities transactions, also contributed to the lower results for this segment in 2001.

CEE

Our net income before taxes in the CEE segment decreased by EUR 20 million, or 11%, from EUR 182 million in 2000 to EUR 162 million in 2001. This decrease occurred despite an increase in our operating profit by EUR 33 million, or 18%, mainly due to a decrease in our net income from investments in the CEE segment from net income of EUR 33 million in 2000 to net expense of EUR 17 million in 2001 mainly due to the impairment in the value of investments in subsidiaries held by BPH PBK in 2001. The increase in operating profit reflects an increase in net interest income by EUR 178 million, or 31%, from 2000 to 2001 and in net fee and commission income by EUR 38 million, or 17%. The operating income of the CEE segment was favorably influenced during 2001 by the appreciation in the value of the Polish zloty (10.1%), Hungarian forint (8.1%) and Czech crown (9.7%) against the Euro. The increases in net interest income and net fee and commission income were only partially offset by a decrease in our net trading result by EUR 67 million, or 40%, from 2000 to 2001. Our net trading result in Poland decreased by EUR 45 million, or 38%, from EUR 120 million in 2000 to EUR 75 million in 2001. Our general administrative expenses in the CEE segment increased by EUR 124 million, or 19%, from 2000 to 2001, which increase, again, was to a large part due to the currency movements mentioned above.

International Markets

Our net income before taxes in the International Markets segment more than quadrupled in 2001 to EUR 165 million. This increase was primarily due to a sharp increase in net interest income by EUR 167 million in 2001, resulting, among other things, from the advantageous effects of USD interest rate cuts on the money markets. Our net fee and commission income and net trading result in the International Markets segment decreased by EUR 15 million and EUR 3 million, respectively. The decrease in net fee and commission income was largely due to a significant decline in fees and commissions related to foreign currency dealings. Our general administrative expenses in the International Markets segment also decreased by EUR 38 million. This decrease reflects synergies from the integration of the CA IB sales and trading organization into our existing operations. These effects were partly offset by a decrease of EUR 48 million in net income from investments. In 2000, net income from investments included relatively high income from the close-out of interest rate swaps.

Asset Management

Our net income before taxes in the Asset Management segment almost tripled from EUR 12 million in 2000 to EUR 34 million in 2001. This increase was primarily due to an increase in net fee and

commission income of EUR 5 million and an increase in our net trading result of EUR 49 million. Our Cayman Islands asset management investment activities accounted for a large part of the net trading result. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Arrangements with an Affiliated Hedge Fund Management Company."

Other Items/Reclassifications

To facilitate comparison of the years 2001 and 2000, we made *pro forma* adjustments to the consolidated income statement data for the year 2000 with respect to the changes in our group structure and business segmentation implemented as of January 1, 2001, and in addition showed all other items that were related to our integration with HypoVereinsbank in the Other Items/Reclassifications segment. For a discussion of the *pro forma* adjustments to the year 2000 consolidated financial data, please read "—Introduction—Segment Reporting." In addition to the integration-related items, our "Other Items/Reclassifications" segment included provisioning for early retirement and the release of a restructuring reserve. In 2000, the Other Items/Reclassifications segment included additions to losses on loans and advances amounting to EUR 144 million relating to the first time application of HVB Group accounting standards. Our net income from investments in the Other Items/Reclassifications segment decreased from EUR 238 million in 2000 to EUR 171 million in 2001. In 2001, our net income from investments in the Other Items/Reclassifications segment reflects an amount of EUR 187 million attributable to the sale of our equity participations in Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG and Oberbank AG to a subsidiary of the AVZ-Stiftung. In 2000, our net income from investments in the Other Items/Reclassifications segment reflected a gain of EUR 194 million from the sale of non-banking equity participations to a subsidiary of the B & C Privatstiftung. For details as to our relationship with the AVZ-Stiftung and the B & C Privatstiftung, please see "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions."

Liquidity and Capital Resources

For a detailed discussion of our funding and associated risk management policies, including our market risk exposures, see "Bank Austria Creditanstalt Group—Risk Management" and "Bank Austria Creditanstalt Group—Risk Management—Market Risk—Asset/Liability Management." These sections should also be read in conjunction with information set forth under "Selected Statistical Information of Bank Austria Creditanstalt AG."

Capital Adequacy

The following table sets forth the components of our consolidated regulatory capital and the calculation of consolidated regulatory capital ratios under the Austrian Banking Act.

	As of March 31, 2003	As of December 31, 2002	As of December 31, 2001	As of December 31, 2000
	in EUR million, except %			
Core capital (Tier 1)	4,453	4,574	5,603	4,880
Supplementary elements (Tier 2)	3,510	3,549	4,076	3,821
Net capital resources (after deductions)	7,385	7,509	9,325	8,220
Risk-weighted assets (banking book)	66,053	67,160	72,003	79,783
Tier 1 capital ratio (in %)(1)	6.7	6.8	7.8	6.1
Total capital ratio (solvency ratio) (in %)	11.2	11.2	13.0	10.3

(1) Prepared in accordance with the Austrian Banking Act.

Please see "The Austrian Banking System—Regulation and Supervision—Capital Adequacy Requirements" for a detailed description of the Austrian banking law applicable to our company and its regulatory banking group. For the expected increase of our Tier 1 capital ratio as a result of this Offering please see the table set forth under "Capitalization" above.

In December 2002, we effectuated the first securitization of domestic loans of an Austrian bank. This transaction, referred to as "PROMISE Austria—2002 Plc," transferred the credit risk associated with 2,334 of our individual loans totaling EUR 1,007 million to the capital market via a collateralized loan obligation, which is a synthetic asset-backed structure. The reference pool includes loans to Austrian small and medium-sized companies and is widely diversified in terms of industries, individual borrowers and rating classes. This transaction reduced our risk-weighted assets by approximately EUR 800 million. As is common with securitizations, there are different tranches of securities for this transaction with different levels of credit exposure. In respect of this transaction, we hold a first loss tranche of EUR 39.3 million and a second loss tranche of EUR 3.55 million.

Basel II is expected to come into force in 2007. In 2006, regulatory reporting will be required to be made on the basis of both the "old" Basel I rules and the "new" Basel II rules.

We expect to implement an IRB Advanced Approach (IRB = Internal Ratings Based) in our credit risk area at Bank Austria Creditanstalt AG. We expect our risk-weighted assets to be reduced through the implementation of an IRB Advanced Approach. The point in time at which we commence implementing respectively using the IRB Advanced Approach is dependent, however, on transition periods for the collection of data on loss experience which are set by the Supervisory Authorities. In our Austrian and CEE subsidiaries, with the exception of Poland, we will begin to implement the Standardized Approach in the credit risk area. In Poland, it is our intention to implement the Standardized Approach and then, on a step-by-step basis, to implement an IRB Advanced Approach. In the operational risk area, we intend to start with the Standardized Approach on a group-wide basis, and then proceed through a step-by-step transition to the application in full of an Advanced Measurement approach. In the market risk area, an Internal Model is already in use on a group-wide basis.

We are proceeding with these plans in the context of a group-wide Basel II implementation project.

SELECTED STATISTICAL INFORMATION OF BANK AUSTRIA CREDITANSTALT AG

The statistical data presented below differ from data included in the Consolidated Financial Statements included elsewhere in this Offering Circular as the information set forth below is derived from unconsolidated financial information of Bank Austria Creditanstalt AG. In certain cases, the statistical data are derived from statutory reports and from statistical data reported to the Austrian National Bank (*Oesterreichische Nationalbank*) for regulatory purposes. These data are regularly collected in connection with the financial reporting and management information systems of Bank Austria Creditanstalt AG. Prior to their merger on August 12, 2002, the former Bank Austria AG and the former Creditanstalt AG reported statistical data to the Austrian National Bank separately. Accordingly, the statistical data set forth below, insofar as they relate to periods prior to August 12, 2002, reflect a *pro forma* representation of the statistical data as reported separately by the former Bank Austria AG and the former Creditanstalt AG, as adjusted to account for the consolidation of statistical data from each entity. The unconsolidated IAS balance sheet of Bank Austria Creditanstalt AG accounts for approximately 80% of the total consolidated IAS balance sheet of Bank Austria Creditanstalt Group as of December 31, 2002.

In addition, this information is unaudited and has been stated in accordance with Austrian GAAP and bank regulatory requirements rather than in accordance with IAS. You should recognize that this information would differ if prepared for our consolidated group as a whole or in accordance with IAS.

Average Balances and Interest Rates

The following tables set forth the average balances of assets and liabilities of Bank Austria Creditanstalt AG for the three months ended March 31, 2003 and 2002, and for the years ended December 31, 2002 and 2001. For purposes of the following tables, the average is calculated on the basis of daily closing balances throughout the relevant period.

	Three months ended March 31, 2003			Three months ended March 31, 2002		
	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.
	in EUR million		in %	in EUR million		in %
Assets						
Loans and advances to credit institutions	28,031	207	2.95	36,043	314	3.48
Loans and advances to customers	58,022	591	4.07	61,029	682	4.47
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	13,550	135	3.99	14,607	160	4.38
Subtotal: interest-earning assets (A)	99,603	933	3.75	111,679	1,156	4.14
Shares and other variable-yield securities, participating interests, Shares in affiliated undertakings	7,961	58	2.91	7,581	67	3.54
Subtotal: income-earning assets (B)	107,564	991	3.69	119,260	1,223	4.10
Non-interest-income-earning assets (including cash in hand, balance with central banks and tangible and intangible fixed assets)	3,067	0		5,851	0	
Total Assets	110,631	991	3.58	125,111	1,223	3.91
Liabilities						
Amounts owed to credit institutions	39,130	271	2.77	46,926	356	3.03
Amounts owed to customers	35,079	179	2.04	36,482	215	2.36
Debts evidenced by certificates	21,088	192	3.64	26,375	249	3.78
Total interest-bearing liabilities (C)	95,297	642	2.69	109,783	820	2.99
Total non-interest-bearing liabilities(1)	15,334	0		15,328	0	
Total liabilities and equity	110,631	642	2.32	125,111	820	2.62
Net interest earned (A minus C)		291			336	
Net interest income (B minus C)		349			403	
Net interest earned as a percentage of: average interest-earning assets (A) on an annualized basis		1.18			1.22	
Net interest income as a percentage of: average income-earning assets (B) on an annualized basis		1.32			1.37	

(1) Includes equity, which includes subscribed capital, reserves and accumulated profits.

	Year ended December 31, 2002			Year ended December 31, 2001		
	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.
	in EUR million		in %	in EUR million		in %
Assets						
Loans and advances to credit institutions	33,509	1,123	3.35	33,279	1,578	4.74
Loans and advances to customers	59,739	2,675	4.48	61,012	3,196	5.24
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	14,389	610	4.24	15,080	839	5.56
Subtotal: interest-earning assets (A)	107,637	4,408	4.10	109,371	5,613	5.13
Shares and other variable-yield securities, participating interests, Shares in affiliated undertakings	8,116	326	4.02	6,592	312	4.73
Subtotal: income-earning assets (B)	115,753	4,734	4.09	115,963	5,925	5.11
Non-interest-income-earning assets (including cash in hand, balance with central banks and tangible and intangible fixed assets)	4,069	0		4,846	0	
Total Assets	119,822	4,734	3.95	120,809	5,925	4.90
Liabilities						
Amounts owed to credit institutions	44,398	1,361	3.07	44,807	1,887	4.21
Amounts owed to customers	35,510	830	2.34	35,541	1,051	2.96
Debts evidenced by certificates	24,687	946	3.83	25,744	1,262	4.90
Total interest-bearing liabilities (C)	104,595	3,137	3.00	106,092	4,200	3.96
Total non-interest-bearing liabilities(1)	15,227	0		14,717	0	
Total liabilities and equity	119,822	3,137	2.62	120,809	4,200	3.48
Net interest earned (A minus C)		1,271			1,413	
Net interest income (B minus C)		1,597			1,725	
Net interest earned as a percentage of: average interest-earning assets (A)		1.18			1.29	
Net interest income as a percentage of: average income-earning assets (B)		1.38			1.49	

(1) Includes equity, which includes subscribed capital, reserves and accumulated profits.

Average Interest Rates, Yields and Margins

The following table shows prevailing average interest rates and average yields, spreads and margins for Bank Austria Creditanstalt AG for the three months ended March 31, 2003 and 2002, and the years ended December 31, 2002 and 2001.

	Three months ended March 31,		Year ended December 31,	
	2003	2002	2002	2001
		in % p.a.		
Historical rates				
EUR				
3 month EURIBOR	2.522	3.448	3.261	3.984
10 year Swap	4.223	5.478	4.898	5.287
UK				
3 month GBP LIBOR	3.804	4.076	4.060	5.042
3 month USD LIBOR	1.333	1.903	1.796	3.779
U.S.				
Federal Funds Target Rate	1.250	1.750	1.674	3.900
Prime Rate	4.250	4.750	4.676	6.921
Bank Austria Creditanstalt AG				
Yields, spreads and margins(1)				
Gross yield(2)	3.75	4.14	4.10	5.13
Interest spread(3)	1.05	1.15	1.10	1.17
Net interest margin(4)	1.18	1.22	1.18	1.29

(1) The yields, spreads and margins represented in this table are calculated from the "Average Balances and Interest Rates" set forth above on the basis of earning assets, including debt securities.

(2) Gross yield represents the average interest rate earned on average interest earning assets.

(3) Interest spreads represent the difference between the average interest rate earned on average interest earning assets, and the average interest rate paid on average interest bearing liabilities.

(4) Net interest margin represents net interest earned as a percentage of average interest earning assets.

Changes in Interest Income/Expenses—Volume and Rate Analysis

The following table indicates changes in net interest income between volume and rate of Bank Austria Creditanstalt AG for the three months ended March 31, 2003 and 2002, and the years ended December 31, 2002 and 2001. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities.

	Three months ended March 31, 2003 over 2002		Year ended December 31, 2002 over 2001	
	Increase/(decrease) due to changes in			
	Average Volume	Average Rate p.a.	Average Volume	Average Rate p.a.
	in EUR million	in %	in EUR million	in %
Interest Earning Assets				
Interest income and income from securities and participating interests:				
Loans and advances to credit institutions	(8,012)	(0.53)	230	(1.39)
Loans and advances to customers	(3,007)	(0.40)	(1,273)	(0.76)
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	(1,057)	(0.40)	(691)	(1.32)
Shares and other variable-yield securities	380	(0.62)	1,524	(0.72)
Total interest income	(11,696)	(0.42)	(210)	(1.02)
Interest Bearing Liabilities				
Interest expenses:				
Amounts owed to credit institutions	(7,796)	(0.26)	(409)	(1.15)
Amounts owed to customers	(1,403)	(0.32)	(31)	(0.62)
Debts evidenced by certificates	(5,287)	(0.13)	(1,057)	(1.07)
Total interest expense	(14,486)	(0.29)	(1,497)	(0.96)

Securities

In accordance with the requirements of Austrian law, Bank Austria Creditanstalt AG segregates its securities portfolio into two categories: current assets and investments. Current assets are primarily comprised of the trading and liquidity portfolio of Bank Austria Creditanstalt AG and are mainly fixed-rate securities. In general, the liquidity portfolio is carried at the lower of cost and market value. Investments

in the investment portfolio are carried at cost and are securities which Bank Austria Creditanstalt AG intends to hold to maturity.

	As of February 28,(1)		As of December 31,	
	2003	2002	2002	2001
	in EUR million			
Trading portfolio:				
Interest-bearing securities	4,571	3,968	4,779	3,779
Equity securities	68	132	81	149
Other non interest-bearing securities	15	9	14	17
Investment certificates	767	699	761	699
Total trading portfolio	5,421	4,808	5,635	4,644
Liquidity portfolio (available for sale):				
Interest-bearing securities	2,159	2,487	1,625	2,092
Equity securities	93	161	99	177
Other non-interest-bearing securities	176	423	168	430
Investment certificates	1,078	1,126	1,093	1,117
Total liquidity portfolio	3,506	4,197	2,985	3,816
Investments:				
Interest-bearing securities	7,266	8,385	7,336	8,211
Equity securities	355	345	355	345
Other non-interest-bearing securities	1,288	1,063	1,285	1,063
Investment certificates	—	—	—	—
Total investment portfolio	8,909	9,793	8,976	9,619
Total securities	17,836	18,798	17,596	18,079

(1) Our company produces the breakdown at this level of detail for the first quarter only as of the end of February.

Funding

Breakdown of funding sources

The following table presents the sources of deposits and borrowed funds of Bank Austria Creditanstalt AG as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001, broken down by certain major categories and the percentage of those categories of total funding.

	As of March 31,				As of December 31,			
	2003		2002		2002		2001	
	in EUR million	in %	in EUR million	in %	in EUR million	in %	in EUR million	in %
Deposits:								
Savings deposits	14,081	14.1	14,801	13.4	14,320	14.3	15,040	13.1
Other amounts owed to customers	22,952	23.0	25,948	23.5	23,654	23.6	26,949	23.4
Amounts owed to credit institutions	41,187	41.3	43,858	39.8	39,872	39.7	46,143	40.1
Total deposits	78,220	78.5	84,607	76.8	77,846	77.5	88,132	76.6
Debts evidenced by certificates:								
Bonds issued	8,836	8.9	10,714	9.7	9,090	9.1	10,912	9.5
Other	6,964	7.0	8,161	7.4	7,578	7.5	9,412	8.2
Total debts evidenced by certificates	15,800	15.8	18,875	17.1	16,668	16.6	20,324	17.7
Subordinated liabilities	4,478	4.5	5,366	4.9	4,704	4.7	5,380	4.7
Supplementary capital	1,204	1.2	1,346	1.2	1,204	1.2	1,272	1.1
Total funding	99,702	100.0	110,195	100.0	100,422	100.0	115,108	100.0

Breakdown of Deposits by Original Maturity

The following tables set forth, as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001, the maturities and categories of deposits of Bank Austria Creditanstalt AG.

	As of March 31, 2003				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Savings deposits	1,756	8,036	3,798	491	14,081
Other amounts owed to customers	11,678	9,149	734	1,391	22,952
Amounts owed to credit institutions	6,223	22,222	512	12,230	41,187
Total deposits	19,657	39,407	5,044	14,112	78,220

	As of March 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Savings deposits	1,439	8,669	4,099	592	14,799
Other amounts owed to customers	12,222	11,436	707	1,585	25,950
Amounts owed to credit institutions	2,388	29,137	298	12,035	43,858
Total deposits	16,049	49,242	5,104	14,212	84,607

	As of December 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Savings deposits	1,661	8,516	3,614	529	14,320
Other amounts owed to customers	11,777	9,753	739	1,385	23,654
Amounts owed to credit institutions	1,535	25,725	545	12,067	39,872
Total deposits	14,973	43,994	4,898	13,981	77,846

	As of December 31, 2001				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Savings deposits	1,539	8,575	4,328	598	15,040
Other amounts owed to customers	12,252	12,440	718	1,538	26,948
Amounts owed to credit institutions	2,527	31,053	253	12,310	46,143
Total deposits	16,318	52,068	5,299	14,446	88,132

Analysis of Loans and Advances

Loan Portfolio by Borrower

The following table sets forth the breakdown of the loan portfolio of Bank Austria Creditanstalt AG among various types of borrowers as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001. The loan balances are shown net of any accumulated specific provisions for potential loan losses but not any general or country-risk provisions. For purposes of this table, loans are classified as

domestic or foreign based upon the location of the particular entity or office to which a loan has been made. Furthermore, this table includes bills of exchange.

	As of March 31,		As of December 31,	
	2003	2002	2002	2001
	in EUR million			
Domestic loans:(1)(2)				
Loans to non-credit institutions:				
Loans to individuals	10,706	10,186	10,534	10,113
Loans to commercial enterprises	30,515	33,043	30,971	33,531
Public sector(3)	4,740	5,138	4,575	5,066
Total loans to non-credit institutions	45,961	48,366	46,080	48,711
Loans to credit institutions	687	1,210	648	1,455
Total domestic loans	46,648	49,577	46,727	50,165
Foreign loans:(1)(2)				
Loans to non-credit institutions	10,762	12,075	10,900	13,211
Loans to credit institutions	6,339	7,081	6,695	7,326
Total foreign loans	17,102	19,155	17,595	20,538
Total domestic and foreign loans	63,749	68,732	64,323	70,703

(1) Includes bills of exchange.

(2) Excludes money market transactions.

(3) Includes loans to the Republic of Austria and provincial and local governments.

Loan Portfolio by Maturity

The following table sets forth the loan portfolio of Bank Austria Creditanstalt AG as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001, broken down by original term to maturity.

	As of March 31,(1)		As of December 31,(1)	
	2003	2002	2002	2001
	in EUR million			
Loans and advances to credit institutions:				
Less than five years	3,219	4,659	3,574	5,169
More than five years	3,807	3,632	3,769	3,612
Total loans and advances to credit institutions	7,026	8,291	7,343	8,781
Loans and advances to customers:				
Less than five years	16,778	19,832	17,338	20,832
More than five years	39,945	40,609	39,642	41,090
Total loans and advances to customers	56,723	60,441	56,980	61,922
Total loans and advances	63,749	68,732	64,323	70,703

(1) All figures in this table exclude money market loans and include bills of exchange.

Maturity Structure of Assets and Liabilities

The following tables set forth a more detailed presentation of the remaining maturity of certain assets and liabilities of Bank Austria Creditanstalt AG as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001.

	As of March 31, 2003				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions(1)	4,235	17,793	1,813	4,073	27,914
Loans and advances to customers(2)	4,648	10,897	9,597	33,215	58,357
Total	8,883	28,690	11,410	37,288	86,271
Liabilities					
Amounts owed to credit institutions	6,589	22,137	2,701	9,760	41,187
Amounts owed to customers					
(a) Savings deposits	33	3,519	4,254	6,275	14,081
(b) Other liabilities	12,161	8,964	703	1,123	22,951
Debts evidenced by certificates	144	3,546	8,309	3,801	15,800
Total	18,927	38,166	15,967	20,959	94,019

(1) Includes non-listed securities and money market transactions.

(2) Includes non-listed securities.

	As of March 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions(1)	825	23,380	5,063	4,108	33,376
Loans and advances to customers(2)	5,494	11,145	8,968	36,274	61,881
Total	6,319	34,525	14,031	40,382	95,257
Liabilities					
Amounts owed to credit institutions	2,310	29,275	623	11,650	43,858
Amounts owed to customers					
(a) Savings deposits	29	3,639	4,425	6,706	14,799
(b) Other liabilities	12,262	11,458	825	1,406	25,951
Debts evidenced by certificates	2	5,583	7,636	5,654	18,875
Total	14,603	49,955	13,509	25,416	103,483

(1) Includes non-listed securities and money market transactions.

(2) Includes non-listed securities.

	As of December 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions(1)	532	21,335	1,816	3,931	27,614
Loans and advances to customers(2)	6,342	10,738	9,214	33,085	59,379
Total	6,874	32,073	11,030	37,016	86,993
Liabilities					
Amounts owed to credit institutions	1,540	26,075	2,519	9,738	39,872
Amounts owed to customers					
(a) Savings deposits	29	3,755	4,169	6,367	14,320
(b) Other liabilities	11,813	9,907	789	1,145	23,654
Debts evidenced by certificates	0	4,213	8,243	4,212	16,668
Total	13,382	43,950	15,720	21,462	94,514

(1) Includes non-listed securities and money market transactions.

(2) Includes non-listed securities.

	As of December 31, 2001				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions(1)	3,437	24,925	4,960	4,166	37,488
Loans and advances to customers(2)	6,088	11,491	9,304	35,970	62,853
Total	9,525	36,416	14,264	40,136	100,341
Liabilities					
Amounts owed to credit institutions	5,147	28,451	649	11,896	46,143
Amounts owed to customers					
(a) Savings deposits	155	3,790	5,119	5,976	15,040
(b) Other liabilities	13,168	11,585	727	1,470	26,950
Debts evidenced by certificates	33	6,074	8,273	5,944	20,324
Total	18,503	49,900	14,768	25,286	108,457

(1) Includes non-listed securities and money market transactions.

(2) Includes non-listed securities.

Fixed and Variable Rate Loans by Original Term Maturity

The following tables set forth information on the fixed and variable rate loans of Bank Austria Creditanstalt AG to customers and credit institutions by original term maturity as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001.

	As of March 31, 2003(1)(2)			
	Up to one year	Between one year and five years	More than five years	Total
	in EUR million			
Loans and advances to credit institutions:				
Loans and advances with fixed interest rates(2)	—	1,851	2,546	4,397
Loans and advances with variable interest rates	17,650	3,638	2,230	23,517
Total	17,650	5,489	4,776	27,914
Loans and advances to customers:				
Loans and advances with fixed interest rates(2)	—	1,133	13,083	14,215
Loans and advances with variable interest rates	13,464	3,479	27,199	44,142
Total	13,464	4,612	40,281	58,357
Loans and advances with fixed interest rates(2)	—	2,983	15,628	18,612
Loans and advances with variable interest rates	31,114	7,117	29,428	67,659
Total loans and advances outstanding	31,114	10,100	45,057	86,271

(1) Loans and advances include money market transactions and bills of exchange, not eligible for refinancing at central banks, due from credit institutions, loans and bonds and other fixed interest securities, not listed on exchanges.

(2) According to the official definition of the Austrian National Bank, only assets with a remaining term of more than one year are loans and advances with fixed interest rates. As a result, under "Up to one year," no loans and advances with fixed interest rates are included.

	As of March 31, 2002(1)(2)			
	Up to one year	Between one year and five years	More than five years	Total
	in EUR million			
Loans and advances to credit institutions:				
Loans and advances with fixed interest rates(2)	—	2,890	3,371	6,261
Loans and advances with variable interest rates	20,560	3,980	2,576	27,115
Total	20,560	6,870	5,947	33,376
Loans and advances to customers:				
Loans and advances with fixed interest rates(2)	—	1,671	15,164	16,835
Loans and advances with variable interest rates	14,400	4,835	25,812	45,047
Total	14,400	6,505	40,976	61,881
Loans and advances with fixed interest rates(2)	—	4,560	18,536	23,096
Loans and advances with variable interest rates	34,960	8,814	28,388	72,162
Total loans and advances outstanding	34,960	13,375	46,923	95,258

(1) Loans and advances include money market transactions and bills of exchange, not eligible for refinancing at central banks, due from credit institutions, loans and bonds and other fixed interest securities, not listed on exchanges.

(2) According to the official definition of the Austrian National Bank, only assets with a remaining term of more than one year are loans and advances with fixed interest rates. As a result, under "Up to one year," no loans and advances with fixed interest rates are included.

	As of December 31, 2002(1)(2)			
	Up to one year	Between one year and five years	More than five years	Total
		in EUR million		
Loans and advances to credit institutions:				
Loans and advances with fixed interest rates(2)	—	2,028	2,535	4,563
Loans and advances with variable interest rates	17,136	3,742	2,173	23,052
Total	17,136	5,771	4,708	27,614
Loans and advances to customers:				
Loans and advances with fixed interest rates(2)	—	1,119	13,256	14,375
Loans and advances with variable interest rates	14,951	3,326	26,727	45,004
Total	14,951	4,445	39,983	59,379
Loans and advances with fixed interest rates(2)	—	3,148	15,790	18,938
Loans and advances with variable interest rates	32,088	7,068	28,901	68,056
Total loans and advances outstanding	32,088	10,216	44,691	86,994

(1) Loans and advances include money market transactions and bills of exchange, not eligible for refinancing at central banks, due from credit institutions, loans and bonds and other fixed interest securities, not listed on exchanges.

(2) According to the official definition of the Austrian National Bank, only assets with a remaining term of more than one year are loans and advances with fixed interest rates. As a result, under "Up to one year," no loans and advances with fixed interest rates are included.

	As of December 31, 2001(1)(2)			
	Up to one year	Between one year and five years	More than five years	Total
		in EUR million		
Loans and advances to credit institutions:				
Loans and advances with fixed interest rates(2)	—	3,230	3,425	6,655
Loans and advances with variable interest rates	24,022	3,972	2,839	30,832
Total	24,022	7,202	6,264	37,488
Loans and advances to customers:				
Loans and advances with fixed interest rates(2)	—	1,735	15,282	17,017
Loans and advances with variable interest rates	15,241	4,786	25,807	45,835
Total	15,241	6,521	41,090	62,852
Loans and advances with fixed interest rates(2)	—	4,965	18,707	23,673
Loans and advances with variable interest rates	39,264	8,757	28,646	76,668
Total loans and advances outstanding	39,264	13,723	47,354	100,340

(1) Loans and advances include money market transactions and bills of exchange, not eligible for refinancing at central banks, due from credit institutions, loans and bonds and other fixed interest securities, not listed on exchanges.

(2) According to the official definition of the Austrian National Bank, only assets with a remaining term of more than one year are loans and advances with fixed interest rates. As a result, under "Up to one year," no loans and advances with fixed interest rates are included.

Cross-Border Claims

The following tables include all claims and contingent claims of Bank Austria Creditanstalt AG against non-residents, including trading, claims against credit institutions, claims against customers, both corporate and private, and investments and trading in securities. These cross-border outstandings are controlled through a developed system of country limits, which are reviewed daily to avoid over-exposure to any particular economic or political risks.

Cross-border claims are based on the country or domicile of the borrower.

	Total	Banks	Customers (other than banks)
		in EUR million	
As of March 31, 2003			
Germany	17,384	14,267	3,117
United Kingdom	13,018	10,469	2,549
United States	6,964	3,918	3,046
France	3,962	3,505	457
CEE countries (excluding Poland)	3,638	1,586	2,052
Switzerland	3,130	748	2,382
Italy	3,105	1,626	1,479
The Netherlands	1,602	1,060	541
Cayman Islands	1,482	1,277	205
Luxembourg	1,446	1,379	67
Poland	1,054	477	577
Spain	898	600	298
Canada	820	481	339
Belgium	762	478	284
Ireland	742	634	108
Denmark	689	498	191
Australia	294	274	20
Japan	151	123	28
Other Western European countries	2,679	1,456	1,223
Other countries	1,720	935	784
Total	65,539	45,792	19,747

	Total	Banks	Customers (other than banks)
		in EUR million	
As of March 31, 2002			
Germany	15,068	12,402	2,666
United Kingdom	7,270	3,536	3,734
United States	6,875	3,653	3,222
Italy	6,103	4,828	1,275
France	4,042	3,526	516
Switzerland	3,706	1,690	2,016
CEE countries (excluding Poland)	2,732	1,127	1,605
The Netherlands	2,004	1,432	572
Luxembourg	1,867	1,806	61
Spain	1,354	1,040	313
Cayman Islands	1,330	805	525
Canada	1,199	841	358
Denmark	929	531	398
Belgium	897	382	515
Poland	753	330	423
Ireland	745	677	68
Japan	641	622	19
Australia	268	253	15
Other Western European countries	4,728	3,395	1,333
Other countries	1,819	811	1,008
Total	64,329	43,687	20,642

	Total	Banks	Customers (other than banks)
		in EUR million	
As of December 31, 2002			
Germany	13,637	10,957	2,680
United Kingdom	11,797	9,075	2,722
United States	7,475	4,085	3,390
CEE countries (excluding Poland)	3,354	1,253	2,101
France	3,213	2,717	497
Switzerland	3,034	629	2,405
Italy	2,979	1,506	1,473
The Netherlands	1,541	985	556
Luxembourg	1,429	1,346	83
Cayman Islands	1,409	1,144	265
Poland	893	349	544
Spain	893	559	334
Canada	677	330	347
Belgium	614	330	284
Denmark	478	279	199
Ireland	436	326	110
Australia	248	238	10
Japan	170	165	5
Other Western European countries	2,027	1,123	904
Other countries	1,830	1,009	822
Total	58,134	38,404	19,730
As of December 31, 2001			
Germany	14,802	12,600	2,203
Italy	6,999	5,676	1,323
United Kingdom	6,994	3,755	3,240
United States	6,923	3,900	3,023
France	4,036	3,538	498
Switzerland	3,598	1,742	1,856
CEE countries (excluding Poland)	2,633	1,096	1,537
Luxembourg	2,037	1,523	514
The Netherlands	1,979	1,369	610
Cayman Islands	1,343	1,101	242
Canada	1,206	851	355
Spain	1,140	559	581
Denmark	948	471	477
Belgium	788	354	434
Ireland	765	645	120
Poland	748	308	440
Japan	985	918	67
Australia	284	270	14
Other Western European countries	3,389	1,831	1,558
Other countries	1,784	773	1,010
Total	63,382	43,280	20,101

Country Risk Exposure by Non-Euro Region

The following table sets forth the foreign country risk by geographical region of Bank Austria Creditanstalt AG as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001. The risk figures include all claims and contingent claims of Bank Austria Creditanstalt AG against residents of non-Euro countries, including trading, claims against credit institutions, claims against customers, both corporate and private, and investments and trading in securities. These cross-border outstandings are controlled through a developed system of country limits, which are monitored daily to avoid over-exposure to any

particular economic or political risks. The risk figures in the following table are broken down according to the location of the respective borrowers or claims.

	As of March 31,		As of December 31,	
	2003	2002	2002	2001
	in EUR million		in EUR million	
Western Europe(1)	17,518	13,406	16,091	12,828
North America(2)	9,266	9,404	9,591	9,480
CEE	4,692	3,485	4,247	3,381
Asia/Pacific(3)	840	1,253	887	1,588
Near-Middle East/North Africa	639	727	690	674
Commonwealth of Independent States, Turkey	404	337	376	324
South and Central America	165	312	180	323
South Africa	103	83	109	126
Baltic States	14	16	6	18
Total country risk	33,641	29,023	32,176	28,743
Euro currency countries	31,898	35,306	25,958	34,639
Total cross border claims	65,539	64,329	58,134	63,382

(1) Non-Euro countries.

(2) United States, Canada and Cayman Islands.

(3) Including Japan, Australia and New Zealand.

SELECTED STATISTICAL INFORMATION OF BPH PBK

The statistical data presented below differ from data included in the Consolidated Financial Statements included elsewhere in this Offering Circular as the information set forth below is derived from the unconsolidated financial information of Bank Przemyslowo-Handlowy PBK S.A., our largest operation outside of Austria. The statistical data are prepared for the purpose of financial reporting and for consolidation in the financial reports of Bank Austria Creditanstalt group and HVB Group, and are compiled as a normal part of BPH PBK's financial reporting and management information systems. The unconsolidated IAS balance sheet of BPH PBK accounts for approximately 6% of the total consolidated IAS balance sheet of our group as of December 31, 2002.

In addition, this information is unaudited and has been stated in accordance with IAS.

Average Balances and Interest Rates

The following tables set forth the average balances of assets and liabilities of BPH PBK for the three months ended March 31, 2003 and 2002, and for the years ended December 31, 2002 and 2001. For purposes of the following tables, the average is calculated on the basis of daily opening and closing balances throughout the relevant period.

	Three months ended March 31, 2003			Three months ended March 31, 2002		
	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.
	in EUR million		in %	in EUR million		in %
Assets						
Loans and advances to credit institutions	1,424	22	6.27	2,475	64	10.49
Loans and advances to customers	5,170	87	6.82	5,603	138	9.99
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	2,477	42	6.88	2,076	64	12.50
Subtotal: interest-earning assets (A)	9,072	151	6.75	10,154	266	10.62
Shares and other variable-yield securities, participating interests, shares in affiliated undertakings	98	0		147	0	
Subtotal: income-earning assets (B)	9,169	151	6.68	10,302	266	10.47
Non-income-earning assets (including cash in hand, balance with central banks and tangible and intangible fixed assets)	868	0		1,281	0	
Total Assets	10,038	151	6.10	11,583	266	9.31
Liabilities						
Amounts owed to credit institutions	1,728	20	4.69	1,537	26	6.86
Amounts owed to customers	6,514	53	3.30	7,730	121	6.35
Debts evidenced by certificates	18	0		20	0	
Total interest-bearing liabilities (C)	8,260	73	3.58	9,286	147	6.42
Total non-interest-bearing liabilities	601	0		955	0	
Equity(1)	1,177	0		1,342	0	
Total liabilities and equity	10,038	73	2.95	11,583	147	5.15
Net interest earned (A minus C)		78			119	
Net interest income (B minus C)		78			119	
Net interest earned as a percentage of: average interest-earning assets (A) on an annualized basis		3.49%			4.75%	
Net interest income as a percentage of: average income-earning assets (B) on an annualized basis		3.45%			4.68%	

(1) Equity includes subscribed capital, reserves and accumulated profits.

	Year ended December 31, 2002			Year ended December 31, 2001		
	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.
	in EUR million		in %	in EUR million		in %
Assets						
Loans and advances to credit institutions	2,015	197	9.78	3,304	357	10.81
Loans and advances to customers	5,192	450	8.67	5,953	823	13.82
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	2,227	197	8.85	1,952	293	15.01
Subtotal: interest-earning assets (A)	9,433	845	8.96	11,210	1,473	13.14
Shares and other variable-yield securities, participating interests, shares in affiliated undertakings	131	3	2.29	210	5	2.38
Subtotal: income-earning assets (B)	9,564	848	8.87	11,419	1,478	12.94
Non-income-earning assets (including cash in hand, balance with central banks and tangible and intangible fixed assets)	704	0		379	0	
Total Assets	10,268	848	8.26	11,798	1,478	12.53
Liabilities						
Amounts owed to credit institutions	1,314	93	7.08	1,756	130	7.40
Amounts owed to customers	7,019	350	4.99	7,930	780	9.84
Debts evidenced by certificates	19	0		20	0	
Total interest-bearing liabilities (C)	8,352	443	5.30	9,705	910	9.38
Total non-interest-bearing liabilities	702	0		723	0	
Equity(1)	1,214	0		1,370	0	
Total liabilities and equity	10,268	443	4.31	11,798	910	7.71
Net interest earned (A minus C)		402			563	
Net interest income (B minus C)		405			568	
Net interest earned as a percentage of: average interest-earning assets (A)		4.26%			5.02%	
Net interest income as a percentage of: average income-earning assets (B)		4.23%			4.97%	

(1) Equity includes subscribed capital, reserves and accumulated profits.

Average Interest Rates, Yields and Margins

The following table shows prevailing average interest rates and average yields, spreads and margins for BPH PBK for the three months ended March 31, 2003 and 2002, and the years ended December 31, 2002 and 2001.

	Three months ended March 31,		Year ended December 31,	
	2003	2002	2002	2001
	in % p.a.			
Historical rates				
PL				
1 month WIBOR	6.52	11.13	9.24	16.51
3 month WIBOR	6.37	10.66	9.00	16.09
6 month WIBOR	6.17	10.37	8.78	15.54
1 month WIBID	6.35	10.67	8.93	16.16
3 month WIBID	6.21	10.18	8.66	15.69
6 month WIBID	6.00	9.85	8.43	15.12
UK				
1 month EUR LIBOR	2.75	3.34	3.30	4.33
3 month EUR LIBOR	2.72	3.36	3.34	4.26
6 month EUR LIBOR	2.69	3.41	3.37	4.15
1 month USD LIBOR	1.34	1.85	1.77	3.88
3 month USD LIBOR	1.33	1.90	1.80	3.78
6 month USD LIBOR	1.33	2.07	1.88	3.73
BPH PBK				
Yields, spreads and margins(1)				
Gross yield(2)	6.75	10.62	8.96	13.14
Interest spread(3)	3.17	4.20	3.65	3.76
Net interest margin(4)	3.49	4.75	4.26	5.02

(1) The yields, spreads and margins represented in this table are calculated from the "Average Balances and Interest Rates" set forth above on the basis of earning assets, including shares and other variable-yield securities, equity interests and shares in affiliated undertakings.

(2) Gross yield represents the average interest rate earned on average interest earning assets.

(3) Interest spreads represent the difference between the gross yield and the average interest rate paid on average interest bearing liabilities.

(4) Net interest margin represents net interest earned as a percentage of average interest earning assets.

Changes in Interest Income/Expenses—Volume and Rate Analysis

The following table indicates changes in net interest income between volume and rate of BPH PBK for the three months ended March 31, 2003 and 2002, and the years ended December 31, 2002 and 2001. Volume and rate variances have been calculated based on movements in average balances over

the period and changes in interest rates on average interest earning assets and average interest bearing liabilities.

	Three months ended March 31, 2003 over 2002		Year ended December 31, 2002 over 2001	
	Increase/(decrease) due to changes in			
	Average Volume	Average Rate p.a.	Average Volume	Average Rate p.a.
	in EUR million	in %	in EUR million	in %
Interest Earning Assets				
Interest income and income from securities and participating interests:				
Loans and advances to credit institutions	(1,051)	(4.22)	(1,289)	(1.03)
Loans and advances to customers	(433)	(3.16)	(761)	(5.16)
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	401	(5.63)	275	(6.16)
Shares and other variable-yield securities	(49)	0	(79)	(0.09)
Total interest income	(1,133)	(3.79)	(1,855)	(4.08)
Interest Bearing Liabilities				
Interest expenses:				
Amounts owed to credit institutions	191	(2.17)	(442)	(0.33)
Amounts owed to customers	(1,216)	(3.05)	(911)	(4.85)
Debts evidenced by certificates	(2)	0	(1)	0
Total interest expense	(1,026)	(2.84)	(1,353)	(4.07)

Trading Assets and Financial Investments

	As of March 31,		As of December 31,	
	2003	2002	2002	2001
	in EUR million			
Trading assets:				
Bonds and other debt securities issued by public borrowers	1,686	32	1,518	6
Bonds and other debt securities issued by other borrowers	89	1	121	421
Investment funds	2	35	3	36
Positive market values on derivative financial instruments	248	104	355	113
Total trading assets	2,025	172	1,997	576
Available-for-sale investments:				
Bonds and other debt securities issued by public borrowers	247	636	276	834
Bonds and other debt securities issued by other borrowers	308	948	340	149
Investment funds	3	—	3	—
Shares	5	9	5	11
Equity interests	1	4	2	4
Investment in subsidiaries	89	98	93	101
Total available-for-sale investments	654	1,695	719	1,099
Held-to-maturity investments:				
Bonds and other debt securities	148	172	155	436
Total held-to-maturity investments	148	172	155	436
Total trading assets and investments	2,827	2,039	2,871	2,111

Funding

Breakdown of Funding Sources

The following table presents the sources of deposits and borrowed funds of BPH PBK as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001, broken down by certain major categories and the percentage of those categories of total funding.

	As of March 31,				As of December 31,			
	2003		2002		2002		2001	
	in EUR million	in %	in EUR million	in %	in EUR million	in %	in EUR million	in %
Deposits:								
Amounts owed to customers	6,657	77.8	8,013	84.6	7,047	83.7	8,703	84.2
Amounts owed to credit institutions	1,888	22.0	1,426	15.0	1,358	16.1	1,585	15.4
Total deposits	8,545	99.8	9,439	99.6	8,405	99.8	10,288	99.6
Debts evidenced by certificates	14	0.2	37	0.4	15	0.2	37	0.4
Total funding	8,559	100.0	9,476	100.0	8,420	100.0	10,325	100.0

Breakdown of Deposits by Original Maturity

The following tables set forth, as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001, the maturities and categories of deposits of BPH PBK.

	As of March 31, 2003				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Other debts owed to customers	1,808	4,572	190	87	6,657
Amounts owed to credit institutions	379	959	419	131	1,888
Total deposits	2,187	5,531	609	218	8,545

	As of March 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Other debts owed to customers	1,664	5,751	325	273	8,013
Amounts owed to credit institutions	212	410	583	221	1,426
Total deposits	1,876	6,161	908	494	9,439

	As of December 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Other debts owed to customers	2,229	4,497	213	108	7,047
Amounts owed to credit institutions	236	578	315	229	1,358
Total deposits	2,465	5,075	528	337	8,405

	As of December 31, 2001				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Other debts owed to customers	2,257	6,121	156	169	8,703
Amounts owed to credit institutions	328	422	578	257	1,585
Total deposits	2,585	6,543	734	426	10,288

Analysis of Loans and Advances

Loan Portfolio by Borrower

The following table sets forth the breakdown of the loan portfolio of BPH PBK among various types of borrowers as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001. For purposes of this table, loans are classified as domestic or foreign based upon the location of the particular entity or office to which a loan has been made.

	As of March 31,		As of December 31,	
	2003	2002	2002	2001
	in EUR million			
Domestic loans:				
Loans to non-credit institutions:				
Loans to individuals	1,282	1,204	1,299	1,253
Loans to commercial enterprises	3,579	4,393	3,741	4,512
Public sector	501	216	390	163
Total loans to non-credit institutions	5,362	5,813	5,430	5,928
Loans to credit institutions	330	429	393	477
Total domestic loans	5,692	6,242	5,823	6,405
Foreign loans:				
Loans to non-credit institutions	19	22	21	22
Loans to credit institutions	1,485	1,958	1,003	2,546
Total foreign loans	1,504	1,980	1,024	2,568
Total domestic and foreign loans	7,196	8,222	6,847	8,973

Loan Portfolio by Maturity

The following table sets forth the loan portfolio as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001, broken down by original term to maturity.

	As of March 31,		As of December 31,	
	2003	2002	2002	2001
	in EUR million			
Claims against credit institutions:				
Less than five years	1,809	2,386	731	2,363
More than five years	6	1	665	660
Total claims against credit institutions	1,815	2,387	1,396	3,023
Claims against customers:				
Less than five years	3,523	3,889	3,552	3,967
More than five years	1,858	1,946	1,899	1,983
Total claims against customers	5,381	5,835	5,451	5,950
Total claims	7,196	8,222	6,847	8,973

Maturity Structure of Assets and Liabilities

The following tables set forth a more detailed presentation of the remaining maturity of certain assets and liabilities of BPH PBK as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001.

	As of March 31, 2003				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions	792	1,009	13	1	1,815
Loans and advances to customers	1,768	1,744	985	884	5,381
Total	2,560	2,753	998	885	7,196
Liabilities					
Amounts owed to credit institutions	379	1,166	329	14	1,888
Amounts owed to customers	1,819	4,628	145	65	6,657
Other debts evidenced by certificates	—	14	—	—	14
Total	2,198	5,808	474	79	8,559

	As of March 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions	9	2,323	54	1	2,387
Loans and advances to customers	788	2,158	1,431	1,458	5,835
Total	797	4,481	1,485	1,459	8,222
Liabilities					
Amounts owed to credit institutions	8	921	428	69	1,426
Amounts owed to customers	1,665	6,022	241	85	8,013
Other debts evidenced by certificates	—	35	2	—	37
Total	1,673	6,978	671	154	9,476

	As of December 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions	60	1,321	14	1	1,396
Loans and advances to customers	1,814	1,814	942	881	5,451
Total	1,874	3,135	956	882	6,847
Liabilities					
Amounts owed to credit institutions	236	816	286	20	1,358
Amounts owed to customers	2,229	4,594	160	64	7,047
Other debts evidenced by certificates	—	14	1	—	15
Total	2,465	5,424	447	84	8,420

	As of December 31, 2001				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions	43	2,925	54	1	3,023
Loans and advances to customers	743	1,929	1,676	1,602	5,950
Total	786	4,854	1,730	1,603	8,973
Liabilities					
Amounts owed to credit institutions	10	1,037	483	55	1,585
Amounts owed to customers	1,912	6,257	377	157	8,703
Other debts evidenced by certificates	—	35	2	—	37
Total	1,922	7,329	862	212	10,325

Fixed and Variable Rate Loans by Original Term Maturity

The following tables set forth information on the fixed and variable rate for loans of BPH PBK to customers and credit institutions by original term maturity as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001.

	As of March 31, 2003			
	Up to one year	Between one year and five years	More than five years	Total
		in EUR million		
Securities and money market loans	1,668	1,008	568	3,244
thereof fixed interest rate	1,639	929	106	2,674
thereof floating interest rate	29	78	462	570
Loans and advances to customers (without debit balances of current accounts)	2,050	1,049	898	3,998
thereof fixed interest rate	219	105	43	368
thereof floating interest rate	1,831	944	855	3,630

	As of March 31, 2002			
	Up to one year	Between one year and five years	More than five years	Total
		in EUR million		
Securities and money market loans	2,332	273	577	3,182
thereof fixed interest rate	2,324	158	40	2,521
thereof floating interest rate	8	116	538	661
Loans and advances to customers (without debit balances of current accounts)	3,583	833	1,309	5,726
thereof fixed interest rate	920	194	368	1,483
thereof floating interest rate	2,663	639	941	4,243

	As of December 31, 2002			
	Up to one year	Between one year and five years	More than five years	Total
		in EUR million		
Securities and money market loans	2,311	707	549	3,567
thereof fixed interest rate	2,277	626	63	2,966
thereof floating interest rate	34	81	486	601
Loans and advances to customers (without debit balances of current accounts)	2,002	1,012	904	3,918
thereof fixed interest rate	197	66	70	333
thereof floating interest rate	1,805	946	834	3,585

	As of December 31, 2001			
	Up to one year	Between one year and five years	More than five years	Total
	in EUR million			
Securities and money market loans	4,798	435	590	5,823
thereof fixed interest rate	4,787	147	147	5,081
thereof floating interest rate	11	288	443	742
Loans and advances to customers (without debit balances of current accounts)	2,458	1,291	831	4,580
thereof fixed interest rate	455	244	185	884
thereof floating interest rate	2,003	1,047	646	3,696

Cross-Border Assets

The risk figures include all claims and contingent claims of BPH PBK against non-residents, including claims against credit institutions, claims against customers, both corporate and private, and investments in securities and in affiliated companies. These cross-border outstandings are controlled through a developed system of country limits, which are reviewed frequently to avoid over-exposure to any particular economic or political risks.

Cross-border assets are based on the country or domicile of the borrower.

	% of assets	Total	Banks	Customers (other than banks)
	in EUR million, except % amounts			
As of March 31, 2003				
Austria	61.69	1,057	1,056	1
Germany	13.20	226	224	2
United Kingdom	2.59	44	43	1
Spain	2.48	43	43	0
United States	2.35	40	39	1
Belgium	1.36	23	23	0
Other	16.34	280	12	268
Total	100	1,713	1,440	273
As of March 31, 2002				
Austria	40.37	846	846	0
Germany	35.26	739	738	1
United Kingdom	7.76	162	161	1
The Netherlands	3.31	69	69	0
Spain	1.54	32	32	0
Denmark	1.46	31	31	0
Turkey	1.38	29	29	0
France	1.11	23	23	0
Other	7.83	165	41	124
Total	100	2,096	1,970	126
As of December 31, 2002				
Austria	45.83	609	608	1
Germany	15.15	201	200	2
United States	3.44	46	44	1
Spain	3.27	43	43	0
Belgium	1.82	24	24	0
Portugal	1.80	24	24	0
United Kingdom	0.94	13	12	1
Luxembourg	0.17	2	2	0
Russia	0.13	2	0	2
Other	27.45	365	2	363
Total	100	1,329	959	370

	% of assets	Total	Banks	Customers (other than banks)
	in EUR million, except % amounts			
As of December 31, 2001				
United Kingdom	22.70	613	612	1
Austria	19.03	514	514	0
Germany	17.88	483	482	1
Spain	12.14	328	328	0
Italy	7.40	200	200	0
Belgium	5.03	136	136	0
Denmark	2.78	75	75	0
United States	2.64	71	70	1
Sweden	1.74	47	46	1
Portugal	1.47	40	40	0
Turkey	1.05	28	28	0
Luxembourg	0.96	26	26	0
France	0.84	23	23	0
Ireland	0.84	23	23	0
South Africa	0.84	23	23	0
Russia	0.07	2	0	2
Other	2.60	70	1	69
Total	100	2,702	2,627	75

BANK AUSTRIA CREDITANSTALT GROUP

Introduction

We are one of the leading banking groups in Austria and Central and Eastern Europe. We are the largest banking group in Austria, based on total assets of EUR 145 billion as of March 31, 2003. In Central and Eastern Europe, we have a presence in eleven countries and are focused on further growth. Our activities cover a full range of corporate and retail banking, asset management and corporate finance products and services.

The following map provides a geographical overview of our banking network in Austria and Central and Eastern Europe.



CEE
Austria
Austria
Bank Austria Creditanstalt AG
BANKPRIVAT AG
Schoellerbank AG
Poland
Bank Przemyslowo-Handlowy PBK S.A.
Czech Republic
HVB Bank Czech Republic a.s.
Slovakia
HVB Bank Slovakia a.s.
Hungary
HVB Bank Hungary Rt.
Romania
HVB Bank Romania S.A.
Bulgaria
Commercial Bank Biochim AD
Macedonia
Representative Office
Slovenia
Bank Austria Creditanstalt d.d. Ljubljana
Croatia
Splitska Banka d.d.
HVB Bank Croatia d.d.
Bosnia and Herzegovina
HVB-Banka Bosna i Hercegovina d.d.
Serbia and Montenegro
HVB Bank Yugoslavia a.d.

As of March 31, 2003, we had a client base of more than 5.3 million customers, of which approximately 1.8 million were located in Austria and 2.8 million in Poland. We had a total of 31,489 employees (full-time employee equivalents) as of March 31, 2003, of which 18,129 were located in the CEE region, with 11,939 in Poland.

The following charts show the contribution of our CEE segment to our total consolidated net income before taxes for the periods indicated.[1]



Three month-period ended March 31, 2003
(Total: EUR 153 million):
CEE 35% (2)
Other segments
65%
Year ended December 31, 2002
(Total: EUR 504 million):
CEE 29% (2)
Other segments
71%

(1) Based on our new cost allocation method. See "Operating and Financial Review and Prospects—Three months ended March 31, 2003 compared with the three months ended March 31, 2002—Segment Information—Improvements to Our Cost Allocation Method and Segment Reporting."

(2) Including amortization of goodwill, funding costs and central costs of the CEE segment.

We are part of the HVB Group, which ranks among the five largest European banking groups based on total assets of EUR 680 billion as of March 31, 2003.

Our Strategy

Our strategy is to build on our position as one of the leading financial institutions in both Austria and Central and Eastern Europe. In recent years, Austria and the neighboring CEE region have been establishing numerous commercial and financial ties that more closely bind the areas together. With the scheduled enlargement of the European Union as several CEE countries join in 2004, we expect economic development in the CEE region to accelerate. We have positioned ourselves to benefit from this trend by combining the strengths and know-how that come from our position as market leader in the more mature Austrian market with the opportunities that come from having a broad network of banks in the new market economies of the CEE region.

In Austria, we are the largest banking group, measured in terms of total consolidated assets as at March 31, 2003. The historic strengths of Bank Austria AG as a consumer and business banking force in the greater Viennese metropolitan area combined with the historic strengths of Creditanstalt AG as a premier provider of banking services to Austria's blue chip corporations give us a formidable position in the Austrian banking market. Over a decade ago, however, we recognized that Austria's geographic position, export-led economic links and historic affinities gave Austrian banks a unique opportunity to establish a strong position in the emerging market economies of the CEE region, and that these economies offered opportunities for growth not available in the more mature Western European markets. Both Bank Austria AG and Creditanstalt AG separately moved to capitalize on these opportunities and established branch networks or banking subsidiaries in the CEE region. With the consolidation of Creditanstalt AG into the Bank Austria group in 1998, we were able to pool resources in the CEE region and, with greater resources and scale, expand on our early mover advantage.

When we became part of the HVB Group in 2000, we agreed to transfer substantially all our operations outside of Austria and the CEE region to HypoVereinsbank. In turn, HypoVereinsbank agreed to transfer substantially all its operations in Austria and the CEE region to us. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—The Bank of the Regions Reorganization." Today, as a result, we can focus our resources and attention fully on building our core market, while at the same time drawing on the network and resources of HypoVereinsbank in major financial centers across Europe and around the world. For the HVB Group, we are the center of competence for Austria and the CEE region.

Today, we have the most geographically extensive network of banking operations in the CEE region, with a particularly sizable presence in Poland. Our strategy is to use our presence in Austria and the CEE region as the foundation for profit and growth, employing our resources and experience to achieve efficiencies and competitive advantage in existing and new operations.

In keeping with our geographic focus, our strategy is two-fold:

- strengthening profitability and selective growth in Austria; and
- focusing on profitable growth in the CEE region.

Our objective is to continue to reap benefits from our considerable strengths and market-leading positions in the Austrian market while also capturing growth associated with the convergence of the CEE countries and the current European Union states.

Austria: Strengthening Profitability and Selective Growth

We aim to maintain our position as pacemaker with respect to cost reduction and profitability in the Austrian banking market. We have been at the forefront of consolidation in the Austrian market, first through the 1991 merger of Zentralsparkasse und Kommerzialbank AG and Österreichische Länderbank AG that formed Bank Austria AG, and then through the combination of Creditanstalt AG with Bank Austria AG that culminated in the full merger of the two banks to form Bank Austria Creditanstalt AG in 2002. Although the synergies achievable through the simple combination of overlapping operations have now largely been attained, we intend to further decrease headcount through natural attrition (without compulsory redundancies) and further rationalize operations, particularly for back office functions. We also intend to improve profitability through cross-selling and by increasing the number of products and services our customers on average obtain from us.

In the domestic private customers and professionals/asset management area, we aim to increase our revenues by enhanced cross-selling and strengthening our distribution network, particularly through better integration in marketing with our corporate/real estate area and a customer-oriented sales approach in our branches. We plan to further popularize online banking and, particularly outside the Vienna region, to put more emphasis on developing our business through our affiliated agents and independent distribution partners, supported by opening more finance centers. We expect to continue to cultivate our large community of retail deposit holders, who provide us with a substantial source of funding. At the same time, particularly with high net worth customers, we will seek to capture commission income and investment flows related to what we anticipate will be a continuing shift from traditional deposit accounts to a more sophisticated and diversified investment profile, involving higher margin insurance, funds, shares, bonds and other non-deposit alternatives. Risk management will remain a key element of our efforts.

In the domestic corporate/real estate area, we have the largest book of corporate loans in Austria, with particular strength among large and medium-sized companies. We wish to expand our presence in the market, but with a focus on profitability rather than mere volume growth. Our emphasis will be on risk-adjusted pricing and credit policies with the intention to reduce our level of losses on loans and advances relative to net interest income and increasing the proportion of our commission income. In this regard, we aim to stand out as the best source for Austrian mid-market companies of integrated corporate finance advice and services, providing clients with capital markets-oriented alternatives to traditional loans at the European level, assisting them to improve their capital structures and manage their financial risks. Our multi-channel approach to distribution, combining our large branch network, our 48 dedicated corporate service centers, and the use of new technologies will remain central to our efforts. For example, we employ our new BusinessNet service, the first Internet banking business portal for corporate customers in Austria, to deliver web-based solutions for core banking services, standardized transaction processes and information. We aim to maintain our leading position in the international trade and export finance area in Austria and in the CEE region and continue leveraging our CEE network to expand opportunities to do business with Austrian and multinational customers. For real estate transactions and investment, we aim to be the Austrian financial institution of choice, offering all financing and real estate consulting services, such as property value appraisal. Expense containment will play an important role in our drive to improve returns on equity.

In the international markets area, where we focus on providing our customers with access to international financial markets, we wish to use our lending relationships as an avenue to expanding our business involving higher margin capital markets products. We aim to extend to the CEE markets our holistic approach to assisting customers with their balance sheet, funding structure and risk management issues, providing debt and equity funding services, interest rate and foreign exchange rate management tools and treasury services. In this area, our leadership position in primary placements of debt and equity securities in the Austrian market and the international placement capabilities of the HVB Group stand us in good stead. We will continue taking advantage of market and trading opportunities.

Further detail on how we plan to implement these strategies in Austria is provided in the discussion of our business that follows.

CEE: Focus on Profitable Growth

Our strategy in Central and Eastern Europe is a continuation of the strategy we have been successfully pursuing since first expanding into that region more than ten years ago. We believe that the CEE region continues to be relatively underbanked, compared to the more mature markets of Western Europe. The volume of both loans and deposits, as a percentage of gross domestic product, is well below the levels prevalent in Western European markets. Financial products and services that have become commoditized in Western European markets can still be relatively new in the CEE region and so command better pricing or be more useful in attracting and retaining customers. Although we expect banking sector competition from new entrants to increase when European Union membership is extended to CEE countries, we also see considerable potential for economic expansion and greater affluence. As a result, we see the CEE region as an area with particular growth potential, especially for well-managed banks that have established their presence early. To tap and promote that potential, we expect to:

- pursue organic growth with multinational corporations and local corporate counterparties across the CEE region;

- engage in selective retail expansion in key markets, focusing in particular on key products, such as retail lending and deposits;
- capitalize on the benefits we can derive from our significant Polish operations, particularly through the completion of post-merger integration and a continued focus on asset quality; and
- take a selective approach to acquisitions going forward.

At the core of our plans to expand in the CEE region is our position as leading network bank in the area, with a presence in 11 countries and a top five position in several key markets. A region-wide integrated network of banking operations is, in our view, key to attracting multinational customers and prized sales cooperation partners. Our integrated network approach focuses on leveraging our competence in corporate customer relations gained in Austria, our specific product know-how and our expertise in multi-sourcing, gradually further expanding in the CEE region through a multi-step strategy, and implementing an integrated IT and processing infrastructure. Through our integrated network, we seek to capitalize on marketing and product manufacturing benefits. For example, we may roll out a credit card platform established in one CEE country to other CEE markets. See "—CEE—Strategic Focus." Our broad experience with the integration of banking operations is an important asset. In Poland, for example, the rapid integration of two formerly separate banking groups has given us a Polish bank with the number three position in the market based on year-end 2002 total assets, 2.8 million customers, more than 500 branches, a single IT platform and a growing retail presence. See "—CEE—Poland."

We aim to broaden and deepen our CEE network. We recognize that the competition in auctions for the remaining attractive and potentially available CEE banking operations of substantial size may be intense, with the result that prices may reach comparatively high levels. However, we are not prepared to purchase growth at any price and we are not wedded to a single formula for expansion in the CEE region, as our three-step business expansion model—organic growth, selective retail expansion, and universal banking—suggests. See "—CEE—Strategic Focus."

Additional information concerning how we plan to pursue our strategies in the CEE region is provided in the discussion of our business that follows.

Our Strategy and the Offering

The offering is intended to strengthen our capital base and give us more flexibility to respond to opportunities as they arise, particularly in the CEE region.

We plan to follow through on our agreement to acquire the remaining 18.95% HypoVereinsbank stake in BPH PBK. See "Use of Proceeds." This acquisition will allow us to complete the realignment of operations called for under our Bank of the Regions Agreement with HypoVereinsbank and will intensify our exposure to the largest market in the CEE region. We also expect to use net proceeds from this offering to purchase an interest of up to 81% in Bosnia's Central Profit banka d.d. Sarajevo and to purchase full ownership of the Czech CAC Leasing a.s. and CAC Leasing Slovakia a.s. See "Use of Proceeds."

In considering an investment in our Shares, you should recognize that we continuously evaluate business opportunities, including potential acquisitions that may have material effects on our national operations or our group as a whole. Discussions concerning such opportunities may be commenced, ongoing or discontinued at any time.

Competition

We face significant competition in all areas of our banking and financial service businesses. Our competitors in Austria and the countries of Central and Eastern Europe include commercial banks, savings banks, credit cooperative banks, mortgage banks, finance companies, investment banks, securities brokers and other companies providing financial services. We compete with some of our competitors in numerous segments and across many regions and with others on a regional, product or niche basis. We compete on the basis of a number of factors, including innovation, reputation, price and speed of delivery of our products and services.

Austria

Competitive pressures may increase in Austria with the general trend toward increased internationalization of banking and securities trading markets, although current overcapacity in the Austrian banking sector has acted as a partial deterrent to competition in the retail sector. The banking sector in Austria is highly concentrated, with the top ten banks by total assets accounting for almost 60% of the Austrian banking industry. As of March 31, 2003, we had a market share of around 20% in the Austrian banking system based on total assets, which is the largest market share of any bank in that country. The next largest bank in Austria had a market share of approximately 10% of total banking assets in Austria as of March 31, 2003.

Central and Eastern Europe

We also expect competition to increase in Central and Eastern Europe. International banks currently account for approximately 70% of the banking industry in the countries of Central and Eastern Europe, and foreign shareholders hold a majority interest in 21 of the 25 largest banks in the region. This high concentration of foreign-owned banks will intensify competition among banks seeking to capitalize on the economic opportunities presented in the Central and Eastern European banking market. In addition, competition will increase as countries from the region join the European Union and banks from the European Union's current member states compete for business within the single European market. As the accession process continues, we anticipate that the convergence of banking and regulatory systems will increase stability in the region, making it more attractive to foreign banks. Accordingly, we anticipate that pressure on prices will increase and margins will continue to narrow as interest rates and monetary conditions in Central and Eastern Europe converge with those in Western Europe.

Consolidation

This competitive environment and the current overcapacity in the Austrian banking sector, as well as the increased competition in the Central and Eastern European banking sector, may lead to additional consolidation and changes among financial institutions in the markets that we serve. Such consolidation, if it occurs, could give some of our competitors an increased capital base and broader geographic reach and allow them to offer a wide range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services. This may enhance their competitive position and result in additional pricing pressure in our businesses.

We believe that the range of financial services that we provide and our internal cost adjustment programs will be significant assets in this environment. We are intensifying our efforts to develop innovative products designed to enhance our business with our existing customer base in all of the markets that we serve. In addition, we have a strategy of expanding our interest margin and improving the ratio of net fee and commission income relative to net interest income. In Central and Eastern Europe, we plan to develop our strong base of operations, expand our operations as a universal bank in Poland and engage in focused market development to expand our multi-channel distribution networks in countries such as the Czech Republic, Slovakia and Hungary. We also plan to continue our program of selective expansion through acquisitions resulting from the privatization and consolidation process throughout the region. Furthermore, we intend to continue to leverage our relationship with HypoVereinsbank for additional impact.

Further detail on our main competitors is provided in the discussion of our business that follows.

Ratings

As of the date of this Offering Circular, Bank Austria Creditanstalt AG's credit ratings from the rating agencies Moody's and Standard & Poor's are as follows:

	Senior unsecured debt long-term(1)	Senior unsecured debt short-term	Subordinated liabilities(2)	Financial strength
Moody's	A2*	P-1	A3*	B-
Standard & Poor's	A-**	A-2	BBB+	—

* stable outlook

** negative outlook

(1) Long-term senior unsecured debt issued before January 1, 2002 that benefits from a guarantee provided by the City of Vienna is rated Aa2 by Moody's and AA+/negative by Standard & Poor's.

(2) Subordinated debt issued before January 1, 2002 that benefits from a guarantee provided by the City of Vienna is rated Aa3 by Moody's and AA+/negative by Standard & Poor's.

Moody's defines its A2 rating as denoting obligations that are judged to be in the mid-range of the group of obligations that possess many favorable investment attributes and are considered to be upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future. Standard & Poor's defines its A- rating as denoting obligations of an issuer that are judged to be in the lower end of the group of issuers that have a strong capacity to meet their financial commitments but which are somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than issuers in higher-rated categories.

Moody's defines its P-1 rating as denoting obligations of issuers that are judged to have a superior ability for repayment of senior short-term debt obligations. Standard & Poor's defines its A-2 rating as denoting obligations of an issuer that is judged to have a satisfactory capacity to meet its financial commitments, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than issuers in the highest rating category.

Moody's defines its A3 rating as denoting obligations that are judged to be in the lower end of the group of obligations that possess many favorable investment attributes and are considered to be upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future. Standard & Poor's defines its BBB+ rating as denoting obligations of issuers that are in the upper end of the group of issuers with adequate capacity to meet their financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuers in this category to meet their financial commitments.

The B- financial strength rating assigned to us is defined by Moody's to denote banks in the lower end of the group of institutions that possess strong intrinsic financial strength.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. You should not view any of these ratings as recommendations to buy, hold or sell our Shares.

Organization

In this Offering Circular, we report our segment results on the basis of the following six business divisions:

- Domestic Private Customers and Professionals;
- Asset Management;
- Domestic Corporate Customers;
- Real Estate Finance and Real Estate Customers;
- International Markets; and
- CEE.

In addition, our Other Items/Reclassifications segment includes equity interests and other items that are not attributed to any single business division. To facilitate comparability, all segment information throughout this Offering Circular has been presented on the basis of our segment organization as of March 31, 2003.

With effect from April 1, 2003, we are realigning our internal management and reporting structure. In summary, our new management and reporting structure is as follows:

- We will henceforth report segment results on the basis of four business segments: Domestic Private Customers and Professionals, Domestic Corporate Customers, CEE, and International Markets.
- The Other Items/Reclassification segment will continue to be presented as a separate segment.
- We ceased to report our asset management activities as a separate business segment. From April 1, 2003 onward, their results are included in the Domestic Private Customers and Professionals segment, except for the results of our Cayman Islands operations, which will be accounted for separately within our Other Items/Reclassifications segment.
- We integrated our real estate financing activities into our newly formed International Corporates and Real Estate division, which acts as a competence and support center for our group with respect to structured and trade finance transactions and is responsible for the relationship management of multinational companies, financial institutions, public sector customers and corporate real estate customers. Under the new structure, revenues (and costs) from the International Corporates and Real Estate division will predominantly be reported in the Domestic Corporate Customers segment or the CEE segment, depending on the location of the relevant account officer.
- At the Management Board level, we have assigned the management responsibility for both the Domestic Private Customers and Professionals and the Domestic Corporate Customers segments as well as for our asset management activities to a single member of our Management Board.

Domestic Private Customers and Professionals

Overview

This business segment is responsible for our Austrian retail business, in which we serve private customers (consumers), professionals and other self-employed individuals, as well as small business customers (*i.e.,* companies with average annual sales below EUR 1.5 million) in Austria. As of March 31, 2003, our Domestic Private Customers and Professionals segment had approximately 1.8 million customers and approximately 5,900 employees (full-time equivalent). Aggregate lending volume to customers of this business segment amounted to around EUR 13,060 million as of March 31, 2003.

Strategic Focus

The strategy of our Austrian retail banking business is closely tailored to the challenges posed by the highly competitive Austrian banking sector. We seek to secure and expand our market-leading

position through selective exploitation of growth potential and continued focus on optimizing costs and efficiencies. Against this background, we plan in particular to:

- *Facilitate cross-selling and strengthen our distribution network:* One of our key strategic initiatives in achieving an increase in cross-selling levels has been the expansion of our mobile sales force, in particular through our network of affiliated agents and independent distribution partners, as well as the establishment of special finance centers that offer our customers a full range of sophisticated advisory services in connection with financing, investments and supplementary planning.

- *Develop high-margin products and value-added services:* We are increasingly focusing on the sale of more sophisticated and high-margin mutual funds, capital guarantee products, shares, bonds, insurance and other products. At the same time, we will seek to further standardize our product and services portfolio, for example, by expanding our online banking services.

- *Increase our market share among high net worth individuals:* We intend to increasingly target high net worth customers through enhanced cross-selling, in particular through our private banking subsidiary BANK*PRIVAT* AG and our network of finance centers, affiliated agents and independent distribution partners.

- *Optimize our internal processes:* We aim to optimize our internal organization and processes to improve efficiency and reduce costs. We plan to focus on improving the integrated marketing of our corporate and real estate products and services to eliminate the duplication of central costs. To this end, we have also allocated the management responsibilities for our Austrian retail and corporate banking activities and our asset management business to a single member of our Management Board. In order to reduce the cost, and to improve the quality and speed, of our back-office activities, we are establishing a central back-office processing center, which we are currently in the process of rolling out in Vienna.

- *Maintain our focus on the continuous improvement of our risk management.*

Competition

The retail banking sector in Austria is intensely competitive due to excess banking capacity, putting constant pressure on interest margins and pricing. Our main competitors in the retail market are savings banks, credit cooperatives and joint stock banks. With a customer share of approximately 18% among Austrian retail customers, Bank Austria Creditanstalt AG is the leading financial institution in the Austrian retail banking market, with a particularly strong position in the Vienna region, where we have a customer share of more than 50% among retail customers (Financial Market Data Census (FMDS-Census) 2002).

Products and Services

We offer our Austrian retail customers a full range of banking products and services, including lending and deposit products and securities brokerage services. Among the many products being cross-sold to our customers are credit cards, mutual fund products, portfolio management and consulting services, and standardized insurance products of our two insurance joint ventures.

Lending and Deposit Products. Our lending and deposit products include consumer and commercial loans, automobile leasing, checking and savings accounts, mortgage loans and time deposits. As of March 31, 2003, loans and advances outstanding to customers of the Domestic Private Customers and Professionals division amounted to approximately EUR 13.0 billion. As of the same date, the savings deposits held by our company amounted to EUR 14.1 billion. Based upon information published by the Austrian National Bank, we believe that savings deposits held by our company represented approximately 11% of all savings deposits in Austria (not including savings held through home savings banks (*Bausparkassen*)) as of February 28, 2003. Also based on information published by the Austrian National Bank, we believe that, as of February 28, 2003, our outstanding loans to private customers represented approximately 16% of all such loans to private customers made by credit institutions in Austria (not including loans extended by home savings banks). We also provide real estate financing for private purposes, such as mortgage loans. In cooperation with two Austrian home savings banks, sBausparkasse AG and Bausparkasse Wüstenrot AG, we offer home loan and savings contracts, which combine an initial period of saving by the customer with a subsequent loan for the purchase, construction or improvement of residential housing. Our company concluded approximately 76,000 new

home loan and savings contracts in the year 2002 and approximately 20,900 new contracts in the first three months of 2003.

ATM and Credit Cards. We provide ATM card services to our retail customers under the "Maestro" brand. As of March 31, 2003, our company had issued more than 970,000 MaestroCards called "BankCard." These cards can be used at all Austrian and international ATMs that are part of the Maestro/ Cirrus network. In addition, our company also issues customer cards, called "Servicekarte" or "MegaCard" (for younger people), which provide holders with access to our company's ATMs. As of March 31, 2003, our company had provided over 402,000 VISA credit cards to customers, accounting for approximately 43% of all VISA credit cards issued in Austria. Currently, all VISA credit cards sold in Austria, including those sold by other banks, are issued by our 50.1% owned subsidiary VISA-SERVICE Kreditkarten AG. In addition, our company has issued over 70,000 Diners Club credit cards (primarily through our Club Suxess program) and more than 125,000 MasterCard credit cards.

Portfolio/Fund Management and Investment Advisory Services. Our Domestic Private Customers and Professionals business segment also distributes mutual fund products, financial and investment advisory and portfolio management services to retail customers. Mutual fund products include standard mutual funds as well as innovative products, such as the guarantee funds "Capital Invest Garantie Basket" and "Global Garant." We also offer our customers mutual funds managed by third parties.

Insurance Products. Through our extensive branch network, we distribute a wide range of insurance products (mainly life insurance, supplementary pension products and credit protection insurance) on behalf of our two insurance joint ventures, Union Versicherungs-AG and CA Versicherung AG. We hold a 33.3% stake in Union Versicherungs-AG and a directly and indirectly held stake of 50.0% in CA Versicherung AG. See "—Participations." With pension products such as "Vorsorge Plus-Pension" and "Active Capital Plus," we were among the first banks in Austria to offer more tailored pension planning solutions to our retail customers.

Private Banking. The demand for professional wealth management among high net worth individuals is met by our private banking business. Through our 100% owned subsidiaries BANK*PRIVAT* AG and Schoellerbank AG, we offer tailored investment advice and financial services, as we seek to enhance the wealth of our private banking customers and optimize the deployment of their assets. We also offer discretionary portfolio management within the customer's general guidelines and provide long-term financial planning for families. In addition, our private banking customers have access to our retail branch network and the standard banking products that we offer to our retail customers. As of March 31, 2003, BANK*PRIVAT* AG had 71 employees and EUR 3.7 billion of total assets under management for private banking customers. Our subsidiary, Schoellerbank AG, has a special focus on marketing standardized asset management products such as mutual fund products, targeting private investors with a minimum investment potential of EUR 70,000 and corporate customers with a minimum investment potential of EUR 1 million. As of March 31, 2003, Schoellerbank AG had total assets of approximately EUR 4.9 billion under management, around 30,500 customers and branches in 10 Austrian cities.

Distribution Channels and Marketing

In Austria, we provide our retail banking services predominantly through Bank Austria Creditanstalt AG under the "Bank Austria Creditanstalt" brand. Additionally, we market our private banking services for high net worth customers through BANK*PRIVAT* AG and Schoellerbank AG.

To improve the availability of our retail banking products and services, we provide "multi-channel" access, giving our customers several ways to access our products and services. The basic idea behind this approach is that every customer should be able to choose the sales channel that best meets his or her particular needs:

- *Branch Network.* Our branches, providing in-person service to our customers, continue to play a key role in customer relationships. As of March 31, 2003, our company had a total of 416 branches in Austria, of which 205 were located in the Vienna area. In addition, we maintain 65 professional customer service centers, which provide specialist advice to our professional and small business customers. More than three quarters of our branches offer 24 hours-a-day access to indoor automated teller machines (ATMs) and account statement printers. Throughout Austria, approximately 2,800 ATMs (which are owned by the Austrian Payment System Services GmbH) support our branch network by allowing customers to withdraw funds 24 hours a day at no

additional cost. In order to enable our company's branches to devote more time to servicing their customers and to improve the efficiency of our back-office operations, we have established four special sales service centers, which provide back-office support for the settlement of non-standardized loans in the cities of Vienna, Linz, Villach and Innsbruck.

Branch network of Bank Austria Creditanstalt AG in Austria (excluding branches of domestic subsidiaries) as of March 31, 2003:

Region	Number of branches
Vienna	205
Lower Austria	65
Burgenland	15
Upper Austria	20
Salzburg	15
Styria	38
Carinthia	29
Tyrol	16
Vorarlberg	13
Total	416


Lower Austria
Upper Austria
Vienna
Salzburg
Vorarlberg
Tyrol
Carinthia
Styria
Burgenland

- *Mobile Sales Force/Finance Centers.* In addition to the branch network, customers are serviced through a mobile sales force, combining mobile advisers employed by our company, around 500 affiliated agents and approximately 1,500 independent distribution partners. Approximately 120 of our affiliated agents exclusively sell financial products and services offered by our group. Our 12 special finance centers staffed by an average of three to five of our affiliated agents offer customers a full range of sophisticated advisory services in connection with financings, investments and supplementary pension planning under the "Bank Austria Creditanstalt" brand. They do not, however, settle any financial transactions themselves. Instead, they cooperate closely with our nearest branch. In order to develop our business in Austrian regions outside Vienna (where we already enjoy a strong market position), we are focusing on establishing additional finance centers in areas where we are not yet represented through a branch. We plan to increase the number of finance centers to between 40 and 50 throughout Austria by the end of 2005.

- *Telephone Banking.* Our company's call centers (with a total staff of around 160) provide customers with remote services such as access to account information, transfer of funds and other standard retail banking services. At the end of 2002, around 200,000 of our company's customers had access to telephone banking services, which was an increase of more than 10% from the previous year.

- *Online Banking.* Customers with Internet access holding accounts linked to our company's "OnlineB@nking" services can handle most of their routine banking needs. In particular young people and students belong to the main target group for our online retail banking services. Customers have access to online securities brokerage services through our "DiscountBroker" and "Online Tr@der" portals. By the end of 2002, the number of online banking customers of our company reached about 363,000, which was an increase of approximately 30% from the previous year. In 2002, approximately 6% of all payment transactions of our company and more than 9% of all paperless payment transactions of our company were made through the Internet.

As part of our efforts to strengthen customer loyalty, we have implemented various customer loyalty programs, such as Club Suxess, which offers a wide range of benefits for shopping, travel, sport, leisure activities and finance. As of December 31, 2002, more than 80,000 customers were members of Club Suxess.

Asset Management

Overview

Our asset management activities are largely conducted by our subsidiaries Asset Management GmbH ("AMG") and CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria Creditanstalt Gruppe GmbH ("Capital Invest KAG"). As of March 31, 2003, our Asset Management business segment had approximately 250 employees (full-time equivalent) and total assets under management of approximately EUR 16.6 billion in Austria and almost EUR 1 billion in Central and Eastern Europe. In Central and Eastern Europe, we are developing our asset management business through Capital Invest KAG with local entities and in cooperation with our local banking subsidiaries.

Our specialized banking and asset management subsidiary Bank Austria Cayman Islands Ltd. contributes to our asset management business with trading activities. Through this 100% subsidiary, we hold a 24.9% equity interest in the U.S.-based asset management company Ramius Capital Group LLC ("RCG"). RCG's founding partners were Peter Cohen, Morgan Stark and Thomas Strauss. As of March 31, 2003, our Cayman Island subsidiary had around USD 600 million of our assets in accounts and hedge funds managed on a discretionary basis by RCG. The majority of assets we have under management by RCG are at present invested using convertible bond arbitrage strategies, although the strategies employed may be changed from time to time. As of March 31, 2003, Bank Austria Cayman Islands Ltd. also had a bond portfolio totaling around USD 600 million, of which around USD 130 million were invested in high-yield securities. In 2002 and 2001, our Cayman Islands operations (including the investments managed by RCG) contributed a substantial part of the profits of the Asset Management segment. See "Operating and Financial Review and Prospects—Year Ended December 31, 2002 Compared With the Year Ended December 31, 2001—Net Trading Result."

As of April 1, 2003, we ceased to report our asset management activities as a separate business segment. From that date onward, their results are included in the Domestic Private Customers and Professionals segment, except for the results of our Cayman Islands operations, which will be accounted for separately within our Other Items/Reclassifications segment.

Strategic Focus

We expect our asset management business to continue to grow as a result of a number of factors, including the growth of market economies in Central and Eastern Europe. To take advantage of these developments and to consolidate our leading position in asset management, we plan to:

- *Further develop our customer-oriented and high-margin product portfolio:* We plan to continuously improve the quality of our services and products and focus on high-margin products, which we expect to benefit from anticipated demographic developments.
- *Grow significantly in Central and Eastern Europe:* We intend to generate growth in the CEE region primarily by selling mutual funds, utilizing our extensive banking network. For example, we are in the process of establishing asset management operations in Romania.
- *Continue to leverage our leading retail market position:* We intend to continue to focus on enlarging our customer base through increased cross-selling and strengthening our distribution channels by improving third-party distribution and enhancing support for our own distribution network. By bringing the activities of two previously separate business divisions more closely together (the Domestic Private Customers and Professionals segment and the Asset Management segment), we expect to increase opportunities to leverage our asset management activities across our retail banking business. We plan to continue to offer our customers our own funds as well as third-party funds.
- *Increase cost efficiencies:* We will continue to focus on reducing costs.

Competition

In Austria, we are one of the market leaders among mutual fund managers, with Capital Invest KAG holding a market share of around 16% in terms of aggregate assets under management according to information published by the Austrian Association of Investment Companies (*Vereinigung Österreichischer Investmentgesellschaften*) in March 2003. Our main competitors are mutual fund management companies (*Fondsgesellschaften*) of other leading Austrian or foreign banks.

Products and Services

The products offered through our asset management subsidiaries encompass a broad variety of mutual funds, including fixed income funds (funds that invest in debt securities), equity funds (funds that invest in equity securities), money market funds (funds that invest in short-term securities), passive funds (funds which track a specified financial index), sector funds (funds in which the assets are limited by industry segment) and funds of funds (funds that invest in other funds). Among our most popular retail products are sector funds. Capital Invest KAG has a special focus on the management of tailor-made funds for institutional investors, while AMG focuses on discretionary portfolio management, brokerage services and more sophisticated or structured asset management products, including, for example, capital-guaranteed products. Furthermore, AMG represents our competence center for fund-of-funds business, products of which are marketed under the "Capital Invest" brand. AMG also provides sales and advisory support to our branches with respect to asset management products.

Distribution Channels and Marketing

In Austria, we sell our retail asset management products through our established distribution channels, primarily through our retail branch network, our private banking subsidiary BANK*PRIVAT* AG, Schoellerbank AG as well as through third-party distribution channels and increasingly the Internet. To a lesser extent, we also distribute our retail asset management products through other banks, insurance companies and investment advisers. In the CEE region, our retail asset management products are marketed through local asset management entities and in cooperation with our local banking subsidiaries. We distribute our products for institutional and corporate customers predominantly through our branch network, third-party distribution channels and through other business divisions.

Domestic Corporate Customers

Overview

The focus of our corporate customer business is two-fold:

- It targets mid-sized and larger Austrian companies (with average annual sales above EUR 1.5 million), public sector entities and financial institutions as well as multinational and large foreign companies doing business in Austria or the CEE region or managing their business activities in Austria or the CEE region through subsidiaries or branch offices located in Austria.
- In addition, it acts as a competence center for the following activities of our group in the Austrian and CEE core markets:
  - international trade finance and other cross-border banking services (including international cash-management);
  - capital markets related advisory services including corporate finance, mergers and acquisitions, structured finance and syndications; and
  - leasing (including cross-border and structured leasing).

As of March 31, 2003, the Domestic Corporate Customers segment had approximately 34,000 customers and approximately 2,300 employees (full-time equivalent). With effect from April 1, 2003, our international corporate business expertise has been integrated into our new International Corporates and Real Estate division. See "—Organization."

Strategic Focus

Our Domestic Corporate Customers segment intends to further expand its leading market position, with an emphasis on profitability rather than on volume growth. To this end, we plan to:

- *Improve margins through the use of risk-adjusted pricing in conjunction with active loan portfolio management:* We will continue to focus on risk-adjusted pricing. Between March 2001, when we implemented risk-adjusted pricing in our corporate lending business, and March 2003, gross margins for revolving operating facilities increased from 1.07% to 1.22%. We believe that this increase was mainly due to the consistent application of our risk-adjusted pricing methods.
- *To continue to reduce our level of losses on loans and advances relative to net interest income and focus on containing risk-weighted asset growth:* While we plan to grow our risk-weighted assets,

we intend to further reduce our exposures to corporate borrowers with lower ratings through active management of the existing loan portfolio.

- *Increasingly focus on generating commission income:* We intend to further exploit the sale of integrated corporate finance solutions to small and mid-sized companies. This is based on our expectation that capital markets products will increasingly supplement traditional loan financing due to the implementation of the proposed Basel II capital accord, which we anticipate will take effect by the end of 2006. We believe that this development will make our "integrated corporate finance" concept particularly attractive for Austrian mid-sized companies.

- *Optimize our internal processes in order to improve efficiency and reduce costs:* We will focus on further expanding our alternative distribution channels, in particular our corporate E-business solutions, such as BusinessNet, the first Internet banking business portal for corporate customers in Austria, which we launched in December 2002. We also expect the closer coordination of marketing activities with our retail distribution network to improve the efficiency of our relationship management services, in particular with respect to smaller companies.

- *Leverage our corporate product expertise to drive growth in cross-border transactions and network banking in the CEE region:* We also plan to leverage our CEE network to exploit opportunities with Austrian and multinational customers. The combination of our banking competence in the Austrian and CEE markets with our international focus enables us to act as an intermediary between multinational companies and companies in Austria or Central and Eastern Europe.

Competition

Based on independent market research, we believe that approximately 70% of all Austrian companies with average annual sales of between EUR 7 and 40 million (Schwabe, Ley & Greiner 2001), as well as over 80% of all Austrian companies with annual sales of more than EUR 40 million (Schwabe, Ley & Greiner 2002), maintain a customer relationship with us. Our main competitors in the Austrian banking business include other Austrian commercial banks, savings banks and joint stock banks. We believe that we are the leading provider of banking services to Austrian companies engaging in international business.

Products and Services

We offer our corporate customers a full range of banking products and services as well as corporate finance products, leasing, consulting services and cross-border services through our branches or through specialized subsidiaries.

Banking Services. The banking services that we offer to our corporate and public sector customers include loan and deposit products (including short-, medium- and long-term financing and bills of exchange), electronic banking, cash management, pension planning and transaction services (including trade and payment services). As of March 31, 2003, the Domestic Corporate Customers segment had corporate loans outstanding of around EUR 44 billion, including loans to the Republic of Austria and other public sector entities totaling approximately EUR 7 billion and loans to non-Austrian corporate customers of around EUR 7 billion. Our trade and payment services include primarily cross-border payments, letters of credit, guarantees and short-term trade finance. In the electronic banking area, we intend to further expand our market position with three complementary software solutions available within the framework of BusinessNet, our online banking platform for corporate customers: BusinessLine, a product for efficient payment settlement for domestic and international customers, BusinessCash, a liquidity management tool, and BusinessPlanner, a financial planning and controlling software tool.

Integrated Corporate Finance Services. Our "integrated corporate finance" services, which combine personal customer service and transaction-driven customer support, are targeted at large companies and, increasingly, growth-oriented mid-sized companies. Our corporate finance products and services include project and acquisition finance, structured finance, leasing, factoring, rating advisory services, advice on mergers and acquisitions, syndicated lending, private equity, mezzanine finance, asset backed securities, and interest and exchange rate risk management.

Although we expect the economic climate to remain difficult in 2003, we believe that the changing financial needs of Austrian mid-sized companies provide opportunities for us and our corporate finance-driven product range. Specifically, as a result of the proposed capital accord of the Basel Committee on Banking Supervision ("Basel II"), which we anticipate to become effective by the end of 2006, at the latest, we expect capital markets products to increasingly supplement traditional loan financing. We believe that this development will make our "integrated corporate finance" concept particularly attractive for domestic mid-sized companies. A core part of our "integrated corporate finance" concept is our advisory service with respect to our company's internal rating system. These services focus on mid-sized corporate customers as well as selected larger companies and smaller growth-oriented companies with average annual sales of more than EUR 1.5 million. We also offer advisory services in cooperation with HVB Rating Advisory GmbH with respect to rating procedures of independent rating agencies. We believe that such rating advisory services will assume significantly heightened importance following the implementation of the Basel II recommendations.

Through our subsidiaries BA-CA Private Equity GmbH and Mezzanin Finanzierungs AG, we establish and market venture capital and private equity funds and provide mezzanine finance in the form of subordinated loans to domestic growth-oriented mid-sized companies.

Strategic Business Consulting. Our subsidiary CA IB Corporate Finance Beratungs Gesellschaft m.b.H, together with its subsidiaries and branches in the CEE region ("CA IB Corporate Finance"), is responsible within the HVB Group for strategic business consulting in Austria and Central and Eastern Europe. CA IB Corporate Finance focuses on public offering and merger and acquisition advisory services. In these areas CA IB Corporate Finance has a market leading position in the CEE region. CA IB Corporate Finance also advised our company on the acquisition of our banking subsidiaries CB Biochim AD in Bulgaria and Splitska Banka d.d. in Croatia. We believe that the forthcoming enlargement of the European Union will give a significant boost to strategic business consulting in the CEE region.

Leasing. We offer cross-border and domestic leasing products to corporate customers through our leasing subsidiary Bank Austria Creditanstalt Leasing GmbH and its eight Austrian branches and ten non-Austrian subsidiaries (seven of which are located in the CEE region). Our corporate leasing products encompass equipment leasing, commercial real estate leasing, automobile leasing and structured leasing. In 2002, total new leasing business with corporate customers amounted to approximately EUR 1.2 billion, with two thirds of that business generated in the CEE region. In Croatia, the Czech Republic, Hungary, Romania and Slovakia, our corporate leasing business operates under the HVB Leasing brand.

International Trade Finance, Project Finance, Syndications. In the areas of international trade finance, project finance and syndications, our Vienna-based special product teams work closely together with local relationship managers at our branches or subsidiaries in Austria and the CEE region.

Our international trade finance business focuses on the needs of corporate customers in Austria and the CEE countries for their cross-border, trade-related business. Our products include export finance, commodity finance, letters of credit and guarantees. We believe that for Austrian exporters we have market shares of 50% in letters of credit and 60% in ECA (Export Credit Agencies) covered export finance facilities. With outstanding buyers' credits of in excess of EUR 5 billion as of March 31, 2003, we also believe our company to be a leading export finance institution.

Our project finance and syndicated loan business has a special focus on Central and Eastern Europe. Our company's syndication specialists cooperate closely with our local banking subsidiaries in the CEE region. In 2002, we concluded as lead arranger a total of 15 syndicated transactions with a total volume of EUR 1,245 million in Central and Eastern Europe, of which 10 transactions were loans to corporate customers and five were loans extended to banks and sovereign borrowers.

The extent to which large-volume transactions in the CEE region that involve one or more of our local banking subsidiaries are booked either under our company's corporate business (Domestic Corporate Customers segment) or under our foreign banking subsidiary's business (CEE segment), depends on the customer and/or the structure of the relevant transaction.

Distribution Channels and Marketing

We distribute our corporate banking products and services through our multi-channel distribution network. A key element in our strategy in the domestic corporate banking market is to facilitate access to the capital markets, in particular for large and mid-sized corporate customers. In Austria, we distribute our products and services primarily through our extensive branch network, including our 48 specialized corporate customer service centers, where our relationship managers and regional product specialists jointly create customized solutions for the needs of our corporate customers. To provide our international corporate customers with support for their activities in Austria and the Central and Eastern European region, we maintain special Austrian/CEE desks in Vienna and at the local branches of the HVB Group in certain key financial centers in Western Europe and overseas. Our Austrian/CEE desks outside Austria are staffed by employees of our company. At the same time, the Austrian/CEE desks serve as customer service centers for Austrian and Central and Eastern European companies in such countries.

In December 2002, we stepped up our online marketing efforts by launching BusinessNet, the first Internet banking business portal for corporate customers in Austria. BusinessNet enables our corporate customers to set up a "virtual office" together with their account managers and product specialists, bundling services that were previously PC-based and thus eliminating the need for customers to obtain and install software updates. BusinessNet provides our corporate customers with core banking products and transaction services as well as advisory services and business and market information online.

Real Estate Finance and Real Estate Customers

Overview

Our large-volume real estate-related financial services, including real estate financing and investment products and advisory services were concentrated in a separate Real Estate Finance and Real Estate Customers business segment until March 31, 2003. With effect from April 1, 2003, we integrated these real estate financing activities into our newly formed International Corporates and Real Estate division. See "—Organization." Our principal customers in the area of real estate financing are corporations and institutions, real estate developers, foreign real estate funds and professional real estate investors. Our residential real estate financing services for private customers are reported under the Domestic Private Customers and Professionals segment. As of March 31, 2003, the Real Estate Finance and Real Estate Customers segment had approximately 2,600 customers and approximately 140 employees (full-time equivalent).

The spin-off of commercial real estate-related activities announced by our parent company HypoVereinsbank does not involve our real estate-related activities.

Our real estate financing activities encompass three business areas: commercial real estate business, subsidized real estate finance and real estate consulting and investments.

Strategic Focus

Our strategy for our real estate finance activities centers on four main topics. We plan in particular to:

- *Offer a comprehensive product portfolio for real estate finance and further develop value-added services:* We aim to be the Austrian financial service institution of choice for real estate financing. We also intend to expand value-added services such as real estate appraisal services.
- *Leverage our international network for customers in Austria and in the CEE region:* We seek to gain market share in our core markets by leveraging our CEE Real Estate Desk which serves as a point of contact for, and as an interface with, the CEE region and by gaining anti-cyclical access to real estate sub-markets in Austria and the CEE region.
- *Diversify our funding:* Through the increasing use of *Pfandbriefe*, asset-backed securities, mortgage-backed securities, and residential real estate bonds, we plan to diversify the funding for our real estate finance products.
- *Realize further cost reductions:* The integration of our real estate finance activities into our International Corporates and Real Estate division will also help us to eliminate customer overlaps

that previously existed between the two businesses. We believe that this gives us the potential to reduce costs, in part by eliminating duplicative infrastructure expenses.

Competition

In the real estate financing area, our main competitors are other Austrian banks and, in particular for large volume financings, international banks with a focus on commercial real estate finance.

Products and Services

Commercial Real Estate Finance. Our commercial real estate finance unit targets investors in the commercial real estate market and provides assistance with the development, investment and sale of commercial real estate. Our core competence is professional advice and support with respect to the financing of commercial real estate projects. Through our subsidiary Immobilien Rating GmbH, we also provide market research and expert opinions with respect to real estate properties and portfolios. We intend to focus our commercial real estate activities on the financing of existing buildings and intend to direct less than a third of those activities to the development of new properties.

Subsidized Real Estate Finance. This business unit mainly targets non-profit housing associations and commercial developers that are active in the market for subsidized real estate. To a lesser extent, we also provide our services to residential co-ownership associations that intend to renovate their residential housing properties. In the subsidized real estate finance area, we mainly provide mortgage loans that are refinanced through our subsidiary Bank Austria Creditanstalt Wohnbaubank AG ("Wohnbaubank"). Pursuant to Austrian law, Wohnbaubank may issue tax-privileged bonds for the refinancing of residential housing. Other types of refinancing include the issuance of mortgage bonds and asset-backed securities.

Real Estate Consulting and Investments. In this business unit, we advise domestic real estate investors on real estate related matters as well as foreign real estate funds interested in investing in the Austrian real estate market. In this context, we also develop innovative financing structures and prepare project and portfolio research reports. Our transaction-driven real estate investment banking services include structuring and arranging complex forms of real estate finance, including capital market solutions for our real estate costumers. We also develop products in connection with the assessment of real estate, including special funds. In addition, we manage our company's real estate-related equity portfolio.

Distribution Channels and Marketing

We distribute our real estate finance products primarily to commercial real estate customers such as real estate investors, residential and commercial real estate developers and real estate funds. We service our customers through regional sales teams, composed of specialized relationship managers, in close cooperation with our branch network. Cross-border real estate transactions in the CEE region are supported by the real estate unit of our company's CEE desk, which is responsible for coordinating cross-border transactions in the CEE region, with assistance from our local banking subsidiaries. Complex real estate projects in Austria or the CEE region are managed by mobile ad-hoc teams of product and transaction specialists.

International Markets

Overview

Through our International Markets business segment, we provide our customers access to the international financial markets. Our activities in this division cover a broad range of treasury and capital markets transactions, ranging from money market, foreign exchange and fixed income to equities, on the primary and secondary markets, and derivative products. The strategic focus of our business in this area is on sales and trading for customers, but we also engage in trading for our own account. The International Markets division is also responsible for our asset/liability management and generally supports our other business divisions with respect to capital markets products. For example, it supports our corporate customer services with special trading desks for customers as well as research products. Our International Markets segment cooperates with the corresponding Corporates & Markets division of HVB Group on the basis of an agreed set of rules. As of March 31, 2003, the International Markets division had approximately 320 employees (full-time equivalent). The Vienna-based experts of our

International Markets division also support our CEE banking subsidiaries in developing their treasury and capital markets business. We coordinate with our CEE subsidiaries in an effort to see that customers benefit from our broad experience as a financial services provider as well as from our close proximity to the relevant CEE market.

Strategic Focus

In the International Markets segment, our strategic focus is to:

- *Expand our services to assist customers in optimizing their financial risk management:* We aim to expand our balance sheet and risk management solutions, providing debt and equity funding services, interest rate and foreign exchange rate management tools and treasury services. We anticipate that the demand for risk management products will increase due to the implementation of the proposed Basel II accord and changes in IAS accounting rules.
- *Leverage our company's lending business with high-margin treasury and capital markets products:* We intend to continue leveraging our corporate lending business in the CEE region to extend our higher margin treasury and capital markets products to the CEE markets.
- *Continue taking advantage of market and trading opportunities:* We aim to continue generating trading income through proprietary trading, in particular through trading in fixed income and other treasury and capital markets products.

Competition

Our special client focus is on Austrian and CEE financial institutions, large- and medium-sized Austrian and CEE corporate customers as well as on investors in "Emerging Europe" globally. Accordingly, our main competitors in the international markets area are Austrian commercial banks and, in particular in respect of larger transactions involving Eastern European currencies, globally active commercial banks. Based on, among other things, our 41% share in SWIFT-reported treasury transactions (foreign exchange, including options and interbank-money market) of Austrian banks in 2002, we believe that our International Markets segment is the overall market leader in the Austrian treasury and capital markets business.

Products and Services

Foreign Exchange. In Austria we have a traditionally strong position in foreign exchange trading. Our activities include market making and trading transactions in the spot, forward and options markets. We execute these transactions in currencies of the world's major industrialized countries, as well as in many other currencies, in particular in several national currencies of the CEE region. We aim to maintain a leading position for trading in CEE currencies. Our foreign exchange business attracts a broad client base consisting of small- and medium-sized banks as well as global institutions that use our 24 hour order management service.

Fixed Income & Derivatives. We are active in trading bonds, derivatives and structured products, thereby serving the needs of our institutional customers (*e.g.*, insurance companies, credit institutions, investment and pension funds as well as corporate customers). Customers are offered tailored solutions to meet their individual investment needs, including a range of hedging tools. Our Fixed Income & Derivatives unit targets institutional customers with a clear focus on Austria and the CEE region. This unit works closely with our Origination unit, which is responsible for new issues and underwriting. Our target customers in this area include governments, municipalities, central banks, commercial banks and financial institutions, as well as companies. We provide rating advisory services to them through our subsidiary Triple A Rating Advisers Beratung GmbH with respect to domestic and international issues. In 2002, our company held a leading syndicate position in five public corporate bond offerings by Austrian issuers with a total volume of around EUR 440 million, including the EUR 50 million bond offering of Bauholding Strabag AG, and also led nine private placement transactions. From January until May 2003, our company held a leading syndicate position in two public corporate bond issues by Austrian issuers with a total volume of EUR 270 million, including the EUR 200 million bond offering of Austrian Railways, and led four private placement transactions.

Equities. Under the CA IB Securities brand name, we have developed a specialist brokerage service for equity products from the CEE region. For example, our Polish subsidiary CA IB Securities S.A.

provides special brokerage, trading and research services with respect to Polish equity securities. Shares, equity derivatives and other equity products from the CEE region are sold to emerging markets investors worldwide through our trading and distribution centers in Vienna, London and New York. We also underwrite and manage issues of shares (including initial public offerings) in cooperation with CA IB Corporate Finance Beratungs GmbH in the Austrian and CEE capital markets.

Custodial Services. We have a leading market position in Austrian institutional custody services. We provide custodial services for third-party portfolios, such as mutual funds and pension funds.

In addition, our International Markets division coordinates all our capital markets funding. We also provide balance sheet structuring and risk management services.

Distribution Channels and Marketing

Our International Markets customers are mainly serviced on a product-driven, transaction-based approach. Our product teams in Vienna provide specialized, individualized services to the division's customers. Additionally, this business division develops investment and corporate finance products for distribution to other groups of customers through our other business divisions.

CEE

Overview

The combination of the CEE operations of HVB Group and Bank Austria Creditanstalt Group has made us one of the leading banking groups in the CEE region, with an extensive regional branch network.

Currently, we have banking subsidiaries in the following 10 Central and Eastern European countries: Poland, the Czech Republic, Slovakia, Hungary, Slovenia, Croatia, Bulgaria, Romania, Serbia and Montenegro and Bosnia and Herzegovina. In addition, we maintain a representative office in Macedonia. Our banking activities in the CEE region are conducted under the "Bank Austria Creditanstalt" brand, well-established local brands and the "HVB Bank" brand. In countries where we have acquired or have the opportunity to acquire strong local brands, we generally intend to keep the brand name to benefit from its local strength. As of December 31, 2002, we had a market share of between approximately 4% and 10% of the total banking assets in the countries we serve in Central and Eastern Europe.

We allocate the results of our commercial banking subsidiaries in the CEE region to our CEE segment. Certain services and products offered in the CEE region, including in particular leasing products offered through CEE subsidiaries of Bank Austria Creditanstalt Leasing GmbH, are not part of the CEE segment, but rather fall within the Domestic Corporate Customers segment or the International Markets segment, as the case may be.

The following table summarizes certain key data on our principal operating subsidiaries in Central and Eastern Europe as of March 31, 2003 (except market share and national rank).

	Ownership Interest(6)	Branches	Employees	Assets(7) in EUR million	Market Share (rounded)(8)	National Rank(8)
Bank Przemyslowo-Handlowy PBK group						
Krakow, Poland	52.08%	537	11,939	10,417	10%	#3
HVB Bank Czech Republic a.s.						
Prague, Czech Republic	100%	23	1,165	3,861	5%	#4
HVB Bank Hungary Rt.						
Budapest, Hungary	100%	33	1,027	2,334	5%	#5
HVB Bank Slovakia a.s.						
Bratislava, Slovakia	100%	17	366	955	4%	#7
Bank Austria Creditanstalt d.d. Ljubljana						
Ljubljana, Slovenia	99.98%	5	252	838	4%	#8
Splitska Banka d.d.(1)(2)						
Split, Croatia	90.08%	73	1,024	1,486	6%	#4
HVB Bank Croatia d.d.(1)						
Zagreb, Croatia	80.02%(3)	5	157	575	2%	#10
Commercial Bank Biochim AD(4)						
Sofia, Bulgaria	99.68%	159	1,965	521	7%	#4
HVB Bank Romania S.A.						
Bucharest, Romania	100%	5	171	347	4%	n/a
HVB Bank Yugoslavia a.d.(5)						
Belgrade, Serbia and Montenegro	99.0%	1	63	97	n/a	n/a
HVB-Banka Bosna i Hercegovina d.d.(5)						
Sarajevo, Bosnia and Herzegovina	100%	2	47	13	n/a	n/a

(1) Splitska Banka d.d. and HVB Bank Croatia d.d. are expected to merge by the end of June 2003 and will operate under the "Splitska Banka" brand. We expect to hold approximately 99.7% in the merged entity.

(2) Consolidated in Bank Austria Creditanstalt Group since May 1, 2002.

(3) In April 2003, Bank Austria Creditanstalt AG acquired the remaining 19.98%, bringing its ownership interest to 100%.

(4) Consolidated in Bank Austria Creditanstalt Group since January 1, 2003.

(5) Not consolidated in Bank Austria Creditanstalt Group.

(6) Held directly and indirectly.

(7) According to IAS.

(8) By total assets as of December 31, 2002, based on statistical data published by the relevant National Banks.

The following charts break down the total net income before taxes(1) derived by our CEE segment from our consolidated CEE banking subsidiaries(2) by countries for the periods indicated.

Three months ended March 31, 2003
(Total: EUR 82.4 million):



Romania 2.7%
Bulgaria 2.8%
Slovenia 3.2%
Slovakia 6.1%
Poland 46.7%
Croatia 9.8%
Hungary 14.4%
Czech R. 14.3%

Year ended December 31, 2002
(Total: EUR 280.3 million):



Slovenia 4.5%
Romania 3.7%
Slovakia 7.1%
Poland 38.5%
Croatia 9.3%
Hungary 15.1%
Czech R. 21.9%

(1) Net income before taxes prior to reconciliation to net income before taxes of the CEE segment (taking into account costs associated with equity interest management, including funding costs and goodwill amortization and administrative expenses accounted for by the Vienna cost center).

(2) Subsidiaries that contribute to the CEE segments results, excluding, *e.g.*, leasing subsidiaries located in Central and Eastern Europe, which contribute to the results of our Domestic Corporate Customers segment.

The following charts show a breakdown of the total assets of our consolidated CEE subsidiaries(1) by countries for the point in time indicated.



As of March 31, 2003
(Total: EUR 21.3 million):
Slovenia 3.9%
Romania 1.6%
Bulgaria 2.4%
Slovakia 4.5%
Croatia 9.7%
Poland 48.8%
Hungary 10.9%
Czech R. 18.1%
As of December 31, 2002
(Total: EUR 21.6 million):
Slovenia 3.5%
Romania 2.5%
Slovakia 4.6%
Croatia 9.5%
Poland 50.4%
Hungary 11.3%
Czech R. 18.2%

(1) Subsidiaries that contribute to the CEE segment's results, excluding, *e.g.*, leasing subsidiaries located in Central and Eastern Europe, which contribute to the results of our Domestic Corporate Customers segment.

Strategic Focus

We believe that Central and Eastern Europe provides significant growth opportunities for our group, as throughout the CEE region the volume of both loans and deposits—as a percentage of GDP—is well below the levels in more mature European markets. As we believe that a region-wide integrated network of banking operations is key to attracting top customers, our strategy for the development of our business in the CEE region centers on our integrated network banking approach, according to which we focus on:

- *Leveraging our corporate and specific product expertise gained in Austria.* We will focus on leveraging those products and services in which we believe we have a competitive advantage, such as mortgage lending and other real estate financing, asset management, leasing and credit cards.
- *Gaining benefits from our common IT and processing platform.* We believe that a key aspect for implementing our network approach is to have an integrated infrastructure. In all CEE countries, except Poland and Bulgaria, we use the same IT and processing platform. This results in cost efficiencies, facilitates a fast roll-out of products across markets and allows us to optimize marketing and product development.
- *Further expanding and developing our business activities throughout the CEE region.* Our approach to business development in the CEE region differs from country to country. We adjust our market approach to each individual country, taking account of differences in the sizes of the CEE countries, in the maturity level of their economies and in business practices and consumer habits. In general, we employ a multi-step strategy for expansion in the CEE region, characterized by the following three stages:
    - During the first stage, we focus on exploring business opportunities through representative offices, which grow organically into local subsidiaries focusing on selected corporate banking services for corporate customers from Austria, multinational companies and larger local companies. Currently, we are in the initial phase of this first stage in Macedonia. In Bosnia and Herzegovina and Serbia and Montenegro, we are in the process of entering the second stage.
    - In the second stage, we seek to broaden our corporate customer base and selectively expand into the local retail market by enlarging our customer base with a focus on the top segment of private customers (top 10% – 30%) as well as small and mid-sized companies. Although we seek to widen the product range, we aim to focus on products where we have a competitive advantage. Currently, we are at this second stage in the Czech Republic, Hungary, Slovakia, Slovenia and Romania.

- In the final stage, we seek to develop our banking operations into a focused universal bank through country-wide expansion of our retail banking business. We have reached this final stage in Poland, Croatia and Bulgaria.

We are at each of the above stages open to acquiring banks in the CEE region when we perceive attractive opportunities, as we did in Poland, Croatia and Bulgaria. Our acquisitions in those countries have successfully complemented our operations and we now have extensive retail distribution networks there.

Poland



Location of branches in Poland as of March 31, 2003

Bank Przemyslowo-Handlowy PBK group(1)	
Total assets (in EUR million)	10,417
Return on Equity before taxes (in %)	13.6
Branches	537
Employees (full-time equivalent)	11,939

Republic of Poland(2)	
Area (km²)	312,680
Population (millions)	38.3
GDP (2002 in EUR billion)	199.6
Per capita GDP (2002 in EUR)	5,210

(1) Data based on unaudited consolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

Overview

In Poland, which is one of the EU accession candidates for 2004 and has the largest economy in the CEE region, we operate through our universal banking subsidiary Bank Przemyslowo-Handlowy PBK S.A. ("BPH PBK"). BPH PBK was formed in 2001 through the merger of Bank Przemyslowo Handlowy S.A. ("BPH") and Powszechny Bank Kredytowy S.A. ("PBK"). Both banks were formed through a spin-off from the National Bank of Poland in 1989. Prior to the 2001 merger, BPH, which was headquartered in Krakow and controlled by HypoVereinsbank, had 247 branches and was predominantly operating in southern and western Poland, while PBK was controlled by Bank Austria AG, had 342 branches and was headquartered in Warsaw. BPH had a special focus on small and mid-sized corporate customers, while PBK focused on mid-sized and large companies and was predominantly active in central and northeastern Poland. The merger of BPH and PBK created the third-largest Polish bank in terms of total assets, with a nationwide distribution network.

Following the legal implementation of the merger at the end of 2001, staffing levels and the number of branches of the newly formed entity were significantly reduced to improve profitability. By March 31, 2003, BPH PBK reduced staffing levels by almost 2,200 employees (full-time equivalents) and closed around 100 branches and smaller offices. A major milestone in the merger process was the full integration of the IT systems of BPH and PBK into a unified IT platform. This integration, which we believe to have been the most complex IT merger in the CEE region to date, was completed in October 2002. From the legal implementation of the merger until the end of 2002, the BPH PBK group reduced general administrative expenses by almost 5% (or PLN 89 million) despite the costs incurred in connection with the IT integration and its other internal reorganization measures.

BPH PBK is a joint stock company under the laws of Poland. Its shares are listed on the Warsaw Stock Exchange and, through Global Depositary Receipts ("GDRs"), on the London Stock Exchange. Our company currently holds 52.08%, and our parent company HypoVereinsbank holds 18.95% of BPH PBK's voting stock. We intend to use the net proceeds from the offering pursuant to this Offering Circular to acquire from HypoVereinsbank its remaining interest in BPH PBK. See "Use of Proceeds." As of March 31, 2003, BPH PBK's minority shareholders held a total stake of around 29% (with The Bank of New York (acting as depositary for holders of GDRs) and the Polish State Treasury holding stakes of around 4% and 3.7%, respectively). As of March 31, 2003, BPH PBK was the second largest bank listed on the Warsaw Stock Exchange in terms of market capitalization. BPH PBK's management board currently consists of seven members. Since the merger in 2001, Józef Wancer, who had previously been

President of the management boards of BPH and Raiffeisen Bank Polska S.A., has been President of the management board of BPH PBK. Currently, the supervisory board of BPH PBK has twelve members, including the Chairman of our Supervisory Board, Gerhard Randa, three members of our Management Board, Friedrich Kadrnoska (Deputy Chairman of the Management Board), Wolfgang Haller and Erich Hampel, and Martin Grüll, divisional board member for CEE.

As of March 31, 2003, BPH PBK together with its consolidated subsidiaries had 11,939 employees and 537 branches, including 27 specialized corporate centers focusing on corporate customers.

BPH PBK's largest banking subsidiary is Górnośląski Bank Gospodarczy S.A. ("GBG"), which operates mainly in the Upper Silesian region, with 47 branches, 967 employees (full-time equivalent) and total assets of EUR 729 million as of March 31, 2003. At the date of this Offering Circular, BPH PBK is considering the sale of its 71% stake in GBG with a view toward further reducing product and regional overlaps.

Strategy

Following the integration of BPH and PBK, the internal focus of BPH PBK is now on streamlining organizational structures, eliminating overlaps and redundancies, expanding alternative distribution channels such as online and telephone banking and generally improving processes and procedures. High priority is attributed to the development of an up-to-date management information system, aimed at the optimization of business management processes. Additionally, BPH PBK is placing special emphasis on improving loan approval and risk management procedures and strengthening internal processes with a view to reducing credit and operational risks.

BPH PBK's strategic mission is to promote growth in shareholder value by improving real return on equity and becoming a leading Polish universal bank focusing on selected customer segments. Its longer term principal strategic objectives are to:

- be a "bank of choice" for middle class and upper-middle class private customers and small companies;
- be a "preferred partner" for both medium and large national and international corporate customers;
- be a leading bank providing real estate financing in both the residential and commercial markets in Poland;
- be a leader in securities brokerage and asset management; and
- be an active and innovative participant in international markets and treasury operations.

Competition

As of December 31, 2002, BPH PBK was the third largest Polish bank based on consolidated total assets, representing a market share of approximately 9.7% in terms of total assets. The two largest banks in Poland had an estimated market share of approximately 17% and 14% in terms of total assets, respectively. The largest Polish bank in terms of total assets is the state-owned PKO Bank Polski, the privatization of which is currently under consideration. However, the Polish banking sector is still fragmented, with around 60 commercial banks, most of which are banks with majority foreign-held equity. We believe that the competitive environment in the Polish banking sector may lead to additional consolidation and changes of ownership among smaller banks. After years of economic boom, Poland suffered from sharp economic slowdowns in 2001 and 2002. Moreover, decreasing inflation rates resulted in significantly declining interest rates. The retail banking sector has been particularly competitive, putting constant pressure on interest margins and pricing, especially for customer deposits following the introduction of the taxation of interest on deposits in Poland in 2002. Due to declining deposits and interest rates, commission income has become increasingly important and banks in Poland have begun to focus, *inter alia*, on cross-selling mutual fund products as well as credit cards or insurance products. In addition, retail lending, in particular mortgage lending, is developing rapidly. As of March 31, 2003, loans and advances outstanding to customers amounted to approximately EUR 5,527 million and customer deposits totaled EUR 6,899 million. Based on information published by the Polish National Bank, we believe that as of February 28, 2003, BPH PBK held a market share of approximately 10% of deposits and 9% of outstanding loans in the financial sector in Poland. We believe that BPH PBK is in an advantageous position to compete with other banks due to several factors,

including its nationwide branch network, its fully integrated IT platform, its focus on cost savings to improve profitability, and its large and diversified retail and corporate client base.

Products and Services

BPH PBK offers a wide range of banking services and products, including standard lending and deposit products. Customers are offered innovative account product packages, electronic banking, credit cards, mutual funds and insurance products.

Despite increasing competition, BPH PBK's retail banking division has achieved steady growth in the Polish retail lending market since mid-year 2002. The focus of our retail business is on middle class and upper-middle class customers and small enterprises. BPH PBK offers a variety of consumer lending and deposit products to its retail customers and is active in cross-selling credit cards, mutual funds and insurance products. A special focus lies on mortgage lending, which has been rapidly developing in Poland. We believe that in retail mortgage lending, BPH PBK maintains the number two position based on volume of loans granted to customers in the Polish market, with a volume growth of more than 60% in 2002.

The corporate banking division of BPH PBK targets mid-sized and larger Polish companies, large international companies and public-sector customers. It offers a full range of short- and medium-term financing as well as project finance, syndicated loans and trade finance. In addition, domestic and foreign cash and non-cash settlement services, deposit accounts in Polish zloty and foreign currencies, debt origination services, specialized treasury products and custody services supplement the product range of BPH PBK. The services offered to BPH PBK's large corporate customers have a special focus on cash management, structured finance and treasury products. BPH PBK's treasury department engages in transactions on the foreign currency market, including spot and forward transactions, and increasingly derivative transactions. During 2002, BPH PBK's turnover on the currency exchange market approached PLN 23 billion. In 2002, BPH PBK executed in excess of 44,500 transactions in fixed income securities and foreign exchange, with an aggregate turnover in excess of PLN 37.8 billion. In 2002, BPH PBK's trading volume in securities exceeded PLN 14.8 billion, with a daily average of PLN 60 million. Based on statistics provided by the National Bank of Poland and the Polish Ministry of Finance, we believe that BPH PBK currently has the second-largest treasury operation in Poland.

Distribution Channels and Marketing

As of March 31, 2003, BPH PBK had a customer base of approximately 2.8 million customers, of which more than 9,000 were corporate customers. In line with our multi-channel approach, customers have access to BPH PBK's banking services through a nationwide branch network, which is particularly dense in the southern region and in the Warsaw area, special corporate customer centers, as well as through electronic and online banking systems and a state-of-the-art call center. As of March 31, 2003, BPH PBK's distribution channels included a network of 757 ATMs owned and operated by the bank and its subsidiaries. In addition, BPH PBK is a member of a nationwide consortium that consists of approximately 430 ATMs across Poland, providing automated customer services at no additional cost to BPH PBK's customers. To better meet the needs of its retail and corporate customers, BPH PBK separates its customer base into groups with similar banking needs, servicing them with customized product offerings.

Czech Republic



Location of branches in the Czech Republic as of March 31, 2003

HVB Bank Czech Republic a.s.(1)	
Total assets (in EUR million)	3,861
Return on Equity before taxes (in %)	13.7
Branches	23
Employees (full-time equivalent)	1,165

Czech Republic(2)	
Area (km²)	78,866
Population (millions)	10.3
GDP (2002 in EUR billion)	73.8
Per capita GDP (2002 in EUR)	7,200

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

Overview

In the Czech Republic, our banking activities are conducted by HVB Bank Czech Republic a.s. ("HVB Bank Czech Republic"). As of March 31, 2003, HVB Bank Czech Republic had total assets of EUR 3,861 million, 1,165 employees and 23 branches. The bank was formed through the merger of Bank Austria Creditanstalt Czech Republic a.s. (which combined the operations of the former Czech subsidiaries of Bank Austria AG and Creditanstalt AG, both of which had been established in 1991) with HypoVereinsbank Czech Republic a.s. in 2001. As of March 31, 2003, HVB Bank Czech Republic had a customer base of approximately 82,000 retail customers and around 4,400 corporate customers.

Strategy

HVB Bank Czech Republic is currently following a strategy of selective retail expansion rather than full-scale universal banking. It intends to:

- leverage its strong corporate banking position, especially in the areas of structured finance, foreign exchange and commercial real estate finance, in order to add to its customer base in the mid-sized corporate segment;
- expand into the retail market, with a focus on selected retail products, such as credit cards and mortgage loans, by capitalizing on cross-selling and the distribution partnership with its 60%-owned subsidiary Hypo stavebni sporitelna a.s., a home savings bank with approximately 400,000 customers; and
- *continue to realize cost synergies from its merger in 2001.*

Competition

The Czech banking sector is highly concentrated with the top three banks in terms of total assets as of December 31, 2002 accounting for almost 60% of the banking market in the Czech Republic. HVB Bank Czech Republic is the fourth-largest Czech bank, with an estimated market share of 5% measured by total assets as of December 31, 2002. Banks controlled by non-Czech shareholders accounted for the vast majority of total banking assets as of the same date. The bank is facing sharply increased competition in the Czech market.

Products and Services

Financial services and products offered by HVB Bank Czech Republic to its retail and corporate customers include standard lending and deposit products and real estate finance. In cooperation with CA IB Securities a.s. and CA IB Corporate Finance a.s., HVB Bank Czech Republic has also assumed a leading role in the Czech asset management and corporate finance business. The bank offers its larger corporate customers a variety of sophisticated services and products, with an emphasis on trade finance, foreign exchange transactions and commercial real estate financing. As of March 31, 2003, HVB Bank Czech Republic's loans and advances outstanding to customers amounted to approximately EUR 2,195 million (estimated market share of 11%) and customer deposits totaled EUR 2,445 million. Based upon information published by the Czech National Bank, we believe that this represented approximately 5% of all customer deposits in the Czech Republic. HVB Bank Czech Republic also has a strong focus on mortgage lending, where we estimate the bank's market share in new business in 2002 to be around 7% based on loan volume. The bank is the market leader in the Czech Republic for credit cards with a market share of around 36% at the end of 2002.

Distribution Channels and Marketing

HVB Bank Czech Republic's customers are serviced through its branch network, a mobile sales force and by online and telephone banking facilities. At present, about 6,100 customers use online banking services, while around 5,900 customers use telephone banking services.

Hungary



Location of branches in Hungary as of March 31, 2003

HVB Bank Hungary Rt.(1)	
Total assets (in EUR million)	2,334
Return on Equity before taxes (in %)	17.2
Branches	33
Employees (full-time equivalent)	1,027

Republic of Hungary(2)	
Area (km²)	93,030
Population (millions)	10.1
GDP (2002 in EUR billion)	69.9
Per capita GDP (2002 in EUR)	6,990

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

Overview

Our Hungarian banking subsidiary HVB Bank Hungary Rt. ("HVB Bank Hungary") was formed in 2001 through the merger of Bank Austria Creditanstalt Hungary Rt. and HypoVereinsbank Hungária Rt. Prior to the merger, both HypoVereinsbank and Bank Austria Creditanstalt AG had been active in the Hungarian banking market since 1990 and 1992, respectively. As of March 31, 2003, HVB Bank Hungary had total assets of EUR 2,334 million, 33 branches and approximately 80,000 retail customers and 3,800 corporate customers.

Strategy

The principal current focus of HVB Bank Hungary is:

- to further develop its corporate banking business by expanding into mid-sized corporate customers, focusing on corporate finance and cash management solutions, and expanding its customer base for treasury services;
- to further expand into rapidly growing retail segments such as mortgage and consumer credit lending, and to develop its branch network and alternative distribution channels; and
- to continue focusing on efficient cost management.

Competition

The Hungarian banking sector is dominated by the OTP Bank Rt., which in terms of total assets as of December 31, 2002 accounted for more than 20% of the banking market in Hungary, the rest of which is highly fragmented. The ten largest banks (including OTP Bank Rt.) account for approximately 68% of the total banking market in terms of total assets. HVB Bank Hungary is the fifth-largest Hungarian bank based on total assets as of December 31, 2002. Competition is intense, particularly for deposits and in the corporate banking sector. As of March 31, 2003, HVB Bank Hungary had around 3,800 corporate and real estate customers. We believe that the bank has a strong market position with international and large corporate customers, with a leading position in treasury products and trade and structured finance. HVB Bank Hungary increasingly focuses on domestic mid-sized companies in order to broaden its customer base.

Products and Services

HVB Bank Hungary's corporate banking services include standard commercial loan and deposit services, which are supplemented by more specialized services such as trade finance, factoring, subsidized investment loans, project finance and syndicated loans. The bank also offers treasury products, tailor-made financial and cash management solutions, and custodial services. HVB Bank Hungary's real estate finance products include customized financing services to Hungarian and international real estate developers and investors. The real estate finance department of the bank works in close cooperation with HVB Jelzálogbank Rt., our Hungarian mortgage bank subsidiary, in particular with respect to the distribution of state-subsidized mortgage lending. Through its retail customer division, HVB Bank Hungary offers a wide range of banking products, including current accounts, sight and term deposits, personal loans, housing and life-insurance related loans and credit and ATM cards. In addition, it offers asset management services, including mutual funds, as well as securities brokerage in Hungarian government securities and other domestic and foreign securities and pension fund and home savings products.

Distribution Channels and Marketing

HVB Bank Hungary distributes its products and services through its branches, which it intends to increase in number selectively. In addition to the branch network, the customers of the bank are serviced through telephone and online banking.

Slovakia



Location of branches in Slovakia as of March 31, 2003

HVB Bank Slovakia a.s.(1)	
Total assets (in EUR million)	955
Return on Equity before taxes (in %)	14.3
Branches	17
Employees (full-time equivalent)	366

Slovak Republic(2)	
Area (km^2)	49,034
Population (millions)	5.4
GDP (2002 in EUR billion)	25.1
Per capita GDP (2002 in EUR)	4,650

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

Our Slovakian banking subsidiary HVB Bank Slovakia a.s. ("HVB Bank Slovakia") had total assets of EUR 955 million, 17 branches and around 19,000 retail customers and 1,800 corporate customers as of March 31, 2003, of which approximately 19,000 were private customers and professionals. The bank is planning to increase the number of its branches to 25 by the end of 2003. It was formed through the 2001 merger of HypoVereinsbank Slovakia a.s. and Bank Austria Creditanstalt Slovakia a.s.

In keeping with our multi-step approach to expansion in the CEE region, our Slovakian banking subsidiary currently focuses on maintaining its strong position in corporate banking with large and international companies, expanding into the segment of mid-sized corporate customers, and fostering the organic growth of its retail market position by focusing on the top retail customer segment and selected products, such as consumer loans, credit cards and mortgage loans.

The Slovakian banking sector is highly concentrated with the top four banks in terms of total assets as of December 31, 2002 accounting for around 60% of the banking market in the Slovak Republic. International banks account for the vast majority of total assets of the Slovakian banking market. HVB Bank Slovakia is the seventh-largest bank in Slovakia based on total assets as of December 31, 2002. Competition in the Slovakian banking market is intense, especially in the corporate banking segment.

HVB Bank Slovakia's corporate banking department provides financing products, including trade and project finance, as well as treasury services, an area in which the bank enjoys a strong market position. The bank is also active in asset management and, for example, offers mutual funds managed by our subsidiary Capital Invest KAG.

HVB Bank Slovakia's retail products consist of standard loan and deposit products, including current accounts, savings and term deposits, VISA credit cards, mortgage and consumer loans. In addition, in cooperation with insurance companies, the bank distributes insurance products.

The bank services its customers mainly through its branch network, but is also in the process of establishing a mobile sales force. The bank also offers online and telephone banking and intends to expand cross-selling through cooperation with insurance companies.

Slovenia



Location of branches in Slovenia as of March 31, 2003

Bank Austria Creditanstalt d.d. Ljubljana(1)	
Total assets (in EUR million)	838
Return on Equity before taxes (in %)	15.7
Branches	5
Employees (full-time equivalent)	252

Republic of Slovenia(2)	
Area (km^2)	20,253
Population (millions)	2.0
GDP (2002 in EUR billion)	23.4
Per capita GDP (2002 in EUR)	11,710

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

In Slovenia, we operate through our subsidiary Bank Austria Creditanstalt d.d. Ljubljana ("Bank Austria Creditanstalt Slovenia"). This bank had total assets of EUR 838 million and around 42,000 customers as of March 31, 2003. The bank had 5 branches as of March 31, 2003, and it plans to open up to nine further branches by the end of 2003. The bank was formed through the merger of the Slovenian subsidiaries of Bank Austria AG and Creditanstalt AG, which were established in 1991 and 1992, respectively.

The bank currently focuses on expanding its customer base into the mid-sized corporate customer segment and broadening its distribution network by increasing the number of its branches and expanding alternative distribution channels.

The Slovenian banking sector is highly concentrated with the top three banks in terms of total assets as of December 31, 2002 accounting for around 55% of the banking market in Slovenia. The two largest banks are only partly privatized. As of December 31, 2002, Bank Austria Creditanstalt Slovenia ranked eighth among Slovenian banks in terms of total assets.

Through its corporate banking department, Bank Austria Creditanstalt Slovenia offers trade finance services, guarantees and letters of credit, as well as loan products, including short-term lending and overdraft facilities. The bank is also active in securities trading and provides advisory services in connection with new issues or takeovers. In 2002, the bank acted as brokerage firm for Servipharm AG, a subsidiary of the Swiss Novartis group, in its public takeover of the Slovenian pharmaceuticals company Lek Pharmaceuticals d.d. Bank Austria Creditanstalt Slovenia's retail product range encompasses standard retail products, including deposit accounts and VISA credit cards, residential real estate finance as well as car financing loans and international payment transactions. In November 2002, the bank obtained a license to sell insurance products. In the corporate customer segment, the bank focuses on multinational and leading Slovenian companies as target groups.

Croatia


Location of branches in Croatia as of March 31, 2003

Splitska Banka d.d.(1)	
Total assets (in EUR million)	1,486
Return on Equity before taxes (in %)	20.1
Branches	73
Employees (full-time equivalent)	1,024

HVB Bank Croatia d.d.(1)	
Total assets (in EUR million)	575
Return on Equity before taxes (in %)	14.1
Branches	5
Employees (full-time equivalent)	157

Republic of Croatia(2)	
Area (km^2)	56,542
Population (millions)	4.5
GDP (2002 in EUR billion)	23.8
Per capita GDP (2002 in EUR)	5,300

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

In Croatia, we currently conduct our banking operations through our two banking subsidiaries Splitska Banka d.d., Split ("Splitska Banka") and HVB Bank Croatia d.d., Zagreb ("HVB Bank Croatia"). Our company acquired a majority stake in Splitska Banka from UniCredito Italiano S.p.A. and the Croatian State Agency for Deposit Insurance and Bank Rehabilitation in 2002. Splitska Banka, which was founded in 1965, had total assets of approximately EUR 1,486 million and around 250,000 customers as of March 31, 2003. HVB Bank Croatia, which has branches in the major Croatian cities Zagreb, Zadar, Rijeka, Split and Dubrovnik, was formed in 2001 through the merger of Bank Austria Creditanstalt d.d. (established in 1997) and HypoVereinsbank's Croatian branch. It had total assets of approximately EUR 575 million as of March 31, 2003. HVB Bank Croatia has a clear focus on larger and international corporate customers, while Splitska Banka has a strong retail distribution network, in particular in the Dalmatian region. We intend to merge Splitska Banka and HVB Bank Croatia by the end of June 2003. Upon completion of the merger, we expect to hold approximately 99.7% of the shares in the merged entity, which with around EUR 2 billion of total assets will then become one of the four largest Croatian banks and operate under the "Splitska Banka" brand.

The focus of our Croatian banking operation is now on expanding its retail branch network from Dalmatia into the North of the country, exploring cross-selling opportunities resulting from the merger and further developing its corporate banking business by expanding into mid-sized corporate customers.

The Croatian banking sector is highly concentrated with the top two banks in terms of total assets accounting for around 44% of the Croatian banking market as of December 31, 2002. Banks controlled by non-Croatian shareholders accounted for the significant majority of total banking assets at the same date.

HVB Bank Croatia's retail products comprise loan products, including residential real estate loans, student loans and car financing loans, as well as savings deposits, VISA credit cards and asset management products managed by the bank's subsidiary CA IB Croatia d.d. Its corporate banking department provides financing products, including trade and project finance. In addition, the bank provides treasury and custodial services. Splitska Banka's retail banking products include standard deposit and loan products, VISA credit cards and payment transfers. Its corporate services also include international payment transfers, foreign exchange transactions, commercial lending and trade finance, including guarantees and letters of credit.

The customers of our Croatian banking operations are mainly serviced through the extensive branch network. Retail customers are also serviced through a mobile sales force.

Bulgaria



Location of branches in Bulgaria as of March 31, 2003

Commercial Bank Biochim AD(1)	
Total assets (in EUR million)	521
Return on Equity before taxes (in %)	14.8
Branches	159
Employees (full-time equivalent)	1,965

Republic of Bulgaria(2)	
Area (km²)	110,912
Population (millions)	8.0
GDP (2002 in EUR billion)	16.6
Per capita GDP (2002 in EUR)	2,050

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

In October 2002, our company acquired 99.6% of the shares in Commercial Bank Biochim AD ("CB Biochim"), Sofia. Following this acquisition, CB Biochim was merged with our existing subsidiary HVB Bank Bulgaria EAD ("HVB Bank Bulgaria").

The merger combined HVB Bank Bulgaria's strength in the international corporate customer business with CB Biochim's established leading position in the Bulgarian corporate and retail banking market. Following the merger, CB Biochim had around 250,000 customers as of March 31, 2003 and 159 branches (40 full branches and 119 smaller branch offices). CB Biochim is the fourth-largest bank in Bulgaria in terms of total assets. As of March 31, 2003, CB Biochim's total assets amounted to EUR 521 million.

CB Biochim's strategic focus is on further strengthening its retail market position, leveraging its combined corporate customer base and further developing its corporate banking business by expanding into mid-sized corporate customers.

The top two Bulgarian banks in terms of total assets account for around 31% of the banking market in Bulgaria as of December 31, 2002. Banks controlled by non-Bulgarian shareholders accounted for the majority of total banking assets at the same date.

As of March 31, 2003, CB Biochim's customer loans amounted to EUR 269 million and its customer deposits totaled EUR 362 million. In 2002, HVB Bank Bulgaria acted as lead manager for the EUR 5.5 million mortgage bond issue by the Bulgarian-American Bank, the second mortgage bond issue ever brought to market in Bulgaria.

Romania



Location of branches in Romania as of March 31, 2003

HVB Bank Romania S.A.(1)	
Total assets (in EUR million)	347
Return on Equity before taxes (in %)	34.4
Branches	5
Employees (full-time equivalent)	171

Romania(2)	
Area (km²)	238,391
Population (millions)	22.4
GDP (2002 in EUR billion)	48.4
Per capita GDP (2002 in EUR)	2,160

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

Our Romanian banking operations are conducted through our subsidiary HVB Bank Romania S.A. ("HVB Bank Romania"), Bucharest, which was established in September 1998. As of March 31, 2003, the bank had more than 10,000 customers and total assets of approximately EUR 347 million. HVB Bank Romania had five branches as of March 31, 2003. It opened a sixth branch in May 2003 and plans to increase the number of branches to nine by the end of 2003. The bank also provides online access to its standard banking services.

HVB Bank Romania's current strategic focus is on further strengthening its retail market position and further expanding its corporate banking business into mid-sized corporate customers.

The top three Romanian banks in terms of total assets accounted for around 50% of the total banking assets in Romania as of December 31, 2002. However, some of the larger banks have not been privatized yet. Banks controlled by non-Romanian shareholders accounted for less than half of total banking assets at the same date.

HVB Bank Romania has a special focus on corporate customers, which include multinational and larger Romanian companies. Its corporate customer services include current accounts and term deposits, domestic and international payments, trade finance and documentary business as well as cash management. Its treasury activities comprise foreign exchange and money market transactions. In 2002, HVB Bank Romania also acted as joint arranger for the EUR 320 million bond issue of Termoelectrica, the Romanian energy company. HVB Bank Romania's retail banking services offered to private customers include standard deposit and payment services and VISA and MasterCard credit cards. In 2002, the bank introduced mortgage loans for retail customers. Furthermore, we have decided to introduce asset management products to the Romanian market.

Serbia and Montenegro



Location of branch in Serbia and Montenegro as of March 31, 2003

HVB Bank Yugoslavia a.d.(1)	
Total assets (in EUR million)	97
Return on Equity before taxes (in %)	0.6
Branches	1
Employees (full-time equivalent)	63

Serbia and Montenegro(2)	
Area (km²)	102,173
Population (millions)	10.4
GDP (2002 in EUR billion)	14.2
Per capita GDP (2002 in EUR)	1,340

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

Our banking operations in Serbia and Montenegro are conducted through our subsidiary HVB Bank Yugoslavia a.d. ("HVB Bank Yugoslavia"), which we established in October 2001. The bank commenced business in December 2001. As of March 31, 2003, the bank had total assets of EUR 97 million and a customer base of more than 3,500 retail customers and about 540 corporate customers, including international companies. The banking sector in Serbia and Montenegro is still underdeveloped, but the government is expected to start a program for the privatization of the remaining state banks.

Its retail product range includes standard banking products such as deposit accounts and VISA credit cards, as well as mortgage and consumer loans and international payment transactions. In the corporate banking area, it offers trade finance services, including guarantees and letters of credit, as well as loan products, including short-term lending and overdraft facilities. Its treasury activities are mainly comprised of trading in securities (in particular government bonds) and foreign exchange transactions. The bank's activities also include custodial services provided to domestic pension and mutual funds as well as to foreign brokers and dealers. In 2003, the bank plans to add three branches to its main office in Belgrade.

Bosnia and Herzegovina



Location of branches in Bosnia and Herzegovina as of March 31, 2003

HVB-Banka Bosna i Hercegovina d.d.(1)	
Total assets (in EUR million)	13
Return on Equity before taxes	NM(2)
Branches	2
Employees (full-time equivalent)	47

Bosnia and Herzegovina(3)	
Area (km²)	51,129
Population (millions)	3.7
GDP (2002 in EUR billion)	5.3
Per capita GDP (2002 in EUR)	1,390

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Not meaningful as operations were established in September 2002.

(3) Data as of December 31, 2002 (BA-CA Economics Department).

Our banking subsidiary in Bosnia and Herzegovina, HVB-Banka Bosna i Hercegovina d.d., commenced business operations in September 2002. The bank is located in Sarajevo and has a branch in Mostar. The banking sector in Bosnia and Herzegovina is dominated by three banks, in each of which foreign banking groups hold an equity interest. Privatization of banks has begun in the Federation of Bosnia and Herzegovina, but not yet in the Serbian part of the country. As a universal bank, our subsidiary in Bosnia and Herzegovina serves retail banking customers as well as corporate customers. Its corporate banking department has a special focus on export and investment finance, payment transactions and the documentary business, including guarantees and letters of credit. In the retail banking area, the bank's focus is on serving customers at the higher end of the market. The bank plans to open further branches.

In June 2003, we announced an agreement to acquire up to 81% of Central Profit banka d.d. Sarajevo, Bosnia's fourth-largest bank measured in terms of total assets. See "Operating and Financial Review and Prospects—Key Drivers—Restructurings and Acquisitions—Planned Acquisitions" and "Use of Proceeds."

Macedonia


Skopje

Location of representative office in Macedonia as of March 31, 2003

Representative Office

Former Yugoslav Republic of Macedonia(1)	
Area (km²)	25,430
Population (millions)	2.0
GDP (2002 in EUR billion)	3.9
Per capita GDP (2002 in EUR)	1,960

(2) Data as of December 31, 2002 (BA-CA Economics Department).

In March 2003 we opened a representative office in the capital of Macedonia, Skopje. We intend to explore local business opportunities and examine the possibilities of establishing or acquiring a banking subsidiary. We also plan to serve international investors who are planning to expand into the Macedonian market.

Summary Financial Information for CEE Operations

The summary income statement data set forth below has been prepared by our CEE operations in each country according to IAS. This information is unaudited. It represents information that underlies our CEE segment information, and is before the allocation of costs that are incurred outside the respective national operations with respect to the CEE operations as a whole. The information is also before intra-segment and group consolidation eliminations and adjustments. Amounts appearing in the tables below have been converted into EUR from other currencies in accordance with the principles described in the Consolidated Financial Statements.

	Year ended December 31, 2002			
	Poland	Czech Republic	Hungary	Croatia(1)
	in EUR million, except % amounts			
Net interest income	448	90	74	46
Losses on loans and advances	(125)	(9)	(6)	(4)
Net fee and commission income	201	54	37	17
Net trading result	8	2	7	4
General administrative expenses	(443)	(72)	(69)	(33)
Other operating income and expenses	0	(3)	0	(3)
Operating profit	**89**	**62**	**43**	**27**
Net income from investments	18	(1)	0	(1)
Net income before taxes	**108**	**61**	**42**	**26**
Average risk-weighted assets	5,382	2,270	1,495	1,015
Average shareholders' equity	1,250	381	253	130
Cost/income ratio (in %)	**67.5**	**50.2**	**58.5**	**52.4**
Return on equity (pre-tax) (in %)	**8.6**	**16.1**	**16.8**	**20.2**

	Year ended December 31, 2002			
	Slovakia	Slovenia	Romania	Bulgaria(2)
	In EUR million, except % amounts			
Net interest income	32	21	14	22
Losses on loans and advances	(4)	(2)	(1)	4
Net fee and commission income	9	8	5	8
Net trading result	2	3	2	4
General administrative expenses	(20)	(17)	(9)	(24)
Other operating income and expenses	0	0	(1)	1
Operating profit	**20**	**13**	**10**	**15**
Net income from investments	0	0	0	0
Net income before taxes	**20**	**13**	**10**	**15**
Average risk-weighted assets	558	620	169	337(3)
Average shareholders' equity	131	62	20	48
Cost/income ratio (in %)	**45.7**	**53.7**	**45.3**	**68.6**
Return on equity (pre-tax) (in %)	**15.1**	**20.3**	**51.6**	**31.0**

(1) Including Splitska Banka with effect from May 1, 2002.

(2) Includes operations of CB Biochim, which we acquired in October 2002 and merged with HVB Bulgaria in December 2002 and which was not consolidated in our group until January 1, 2003.

(3) Year-end risk-weighted assets as of December 31, 2002.

	Year ended December 31, 2001			
	Poland	Czech Republic	Hungary	Croatia(1)
	in EUR million (except percentages)			
Net interest income	579	97	76	13
Losses on loans and advances	(190)	(3)	(4)	3
Net fee and commission income	169	47	33	4
Net trading result	75	12	5	4
General administrative expenses	(536)	(87)	(67)	(13)
Other operating income and expenses	(6)	(8)	(1)	0
Operating profit	**91**	**58**	**43**	**11**
Net income from investments	(25)	0	0	0
Net income before taxes	**67**	**58**	**43**	**11**
Average risk-weighted assets	7,166	2,168	1,713	240
Average shareholders' equity	1,440	350	211	45
Cost/income ratio (in %)	**65.6**	**59.0**	**58.9**	**59.4**
Return on equity (pre-tax) (in %)	**4.6**	**16.5**	**20.2**	**24.8**

	Year ended December 31, 2001		
	Slovakia	Slovenia	Romania
	in EUR million (except percentages)		
Net interest income	29	19	11
Losses on loans and advances	(2)	1	(3)
Net fee and commission income	6	6	4
Net trading result	3	2	1
General administrative expenses	(20)	(18)	(8)
Other operating income and expenses	0	0	0
Operating profit	**17**	**10**	**5**
Net income from investments	0	0	0
Net income before taxes	**17**	**10**	**5**
Average risk-weighted assets	342	508	94
Average shareholders' equity	111	57	13
Cost/income ratio (in %)	**52.0**	**68.2**	**51.7**
Return on equity (pre-tax) (in %)	**14.9**	**16.8**	**34.4**

(1) HVB Bank Croatia only, as Splitska Banka was not included in the consolidated figures for 2001.

Participations

We hold minority shareholdings in a number of companies. For a list of our selected minority shareholdings, please refer to note 37 of our 2002 consolidated financial statements. Among our minority shareholdings are a 31.9% equity interest (29.9% voting interest) in Wienerberger AG (an Austrian brickmaker), a 33.3% interest in Union Versicherungs-AG (an insurance company), and a 50.0% shareholding in CA Versicherungs AG (another insurance company). We do not view our minority shareholdings that are unrelated to our provision of banking services as long-term core shareholdings. With respect to our shareholdings in the two insurance companies, we intend to reduce our equity interests to 10%. In 2000 and 2001, we transferred most of our non-financial sector equity holdings to the wholly owned subsidiary of B&C Privatstiftung. For further information concerning this transfer and resultant arrangements, please see "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Divestitures to Subsidiaries of Private Foundations We Founded."

Material Shareholdings

Except for the shareholdings set forth in the table below, none of our shareholdings had a book value that exceeded 10% of our consolidated equity or accounted for at least 10% of our consolidated net income as of and for the year ended December 31, 2002. The financial information in the following table was prepared in accordance with IAS and does not reflect consolidation eliminations or adjustments above the level of the relevant company.

	Bank Austria Cayman Islands Ltd.	Bank Przemyslowo-Handlowy PBK S.A.	HVB Bank Czech Republic a.s.
Registered office	George Town, Grand Cayman	Krakow, Poland	Prague, Czech Republic
Field of activity	specialist bank	universal bank	universal bank
Net income/loss in fiscal year 2002	USD 42.4 million	PLN 239.4 million	CZK 1,123.1 million
Issued share capital as of December 31, 2002	USD 1,100	PLN 143.6 million	CZK 5,047.0 million
Shares held by our company as of December 31, 2002	100.00%	52.08%	100.00%
of which fully paid up	100.00%	100.00%	100.00%
Reserves as of December 31, 2002	USD 302.8 million	PLN 4,765.0 million	CZK 5,928.5 million
Income from holding in fiscal year 2002	EUR 38.3 million	EUR 11.3 million	EUR 55.8 million

Risk Management

We believe that the assessment and control of risk represent a key element for our success. We identify, measure, monitor and manage the risks arising from our business operations on a Bank Austria Creditanstalt Group-wide basis. Our system of risk control and risk management has been in place for several years, and it is fully integrated into our internal processes for planning, management and control. It is also coordinated with the risk management and control systems maintained at HypoVereinsbank for the HVB Group as a whole.

Risk Management Principles

We manage the risks that we face in our business through a framework of risk principles, organizational structures and risk measurement and monitoring processes that are closely aligned with the activities of our business divisions.

The following key principles guide our approach to risk management:

- our Management Board provides overall risk management oversight for the Bank Austria Creditanstalt Group as a whole;
- the risk policies determined by the Management Board are implemented through risk management departments that are charged with oversight over specific risks that we face;
- we enforce a clear division between our business origination and risk management activities;
- we manage credit, market, liquidity and operational risk in a coordinated manner at all levels of our group;
- our Management Board interfaces with the strategic credit risk management team at HVB Group to coordinate our approach to credit risk and report results of our risk management systems; and
- in our CEE and other subsidiaries and regional operations, we delegate local risk decision-making authority to local/decentralized risk management units at a level deemed appropriate by our Management Board.

Risk Management Organization

In accordance with the Austrian Banking Act, our Management Board determines our risk policy. In this capacity, our Management Board approves our general principles of risk control and risk management, our limits for all relevant risks and the procedures that we apply in controlling and managing our risks. It also initiates measures to optimize our loan portfolio and ease pressure on capital

utilization, and defines standards for credit policies, credit portfolio management and pricing, as well as methods for measuring credit risk. On an annual basis, our Management Board reports on the status of our risk policies and systems to our Supervisory Board.

Coordination with Risk Management at the HVB Group Level

An important factor in the formulation and implementation of our risk policy is our interaction with HypoVereinsbank and coordination with respect to risk policies across the HVB Group as a whole. At the HVB Group level, the Strategic Group Credit Committee, which was established by HypoVereinsbank in 2002, is responsible for credit risk policy decisions. The Strategic Group Credit Committee conducts ongoing, detailed analyses of HVB Group's loan portfolio in order to evaluate the strategic orientation of lending and business activities across the HVB Group. In addition, it discusses and determines the methods, processes and procedures applied to credit risk management HVB Group-wide. We are represented on the Strategic Group Credit Committee by the member of our Management Board responsible for risk management. The decisions of the Strategic Group Credit Committee are implemented within the Bank Austria Creditanstalt Group to the extent they are approved by our Management Board. To date, all decisions of the Strategic Group Credit Committee applicable to us have been approved by our Management Board for implementation in our group. We have also extended to our group the requirements for credit risk applicable to the HVB Group under German banking regulations.

Transfers of credit risk within the HVB Group, including any transfer of credit risk from HypoVereinsbank to our company and vice versa, are subject to a detailed set of group-wide guidelines on risk assumption (*Arbeitsanweisung Risikoübernahmen*), describing the internal distribution of interest income relating to the transferred loan or other credit among the group companies concerned.

HypoVereinsbank also participates in our credit risk management process through the Credit Committee of our Supervisory Board, which includes members of the HypoVereinsbank management board. The Credit Committee of the Supervisory Board is responsible for decisions relating to risk exposures in excess of 10% of our total net capital resources (*anrechenbare Eigenmittel*). For an explanation of Tier 1 and Tier 2 capital, see "The Austrian Banking System—Regulation and Supervision—Capital Adequacy Requirements."

In keeping with the standards of HypoVereinsbank and the HVB Group, our market risk management organization and systems are based on the German banking regulations regarding minimum requirements for trading activities. In accordance with these standards, our market risk management organization and systems are separated from all trading activities throughout our organization, up to the Management Board level. We have implemented requirements relating to market risk that cover risk management strategy, limit monitoring and the independent calculation of the daily profit-and-loss-account for all trading activities. As with other areas of risk management, market risk policies and limits are approved by our Management Board. For consolidation purposes at the HVB Group level, risk and profit-and-loss figures are sent to HypoVereinsbank on a regular basis. HypoVereinsbank has no direct influence on the market risk positions taken within the Bank Austria Creditanstalt Group. However, our liquidity risk management organization and systems are managed on a basis consistent with liquidity risk policies applied across the HVB Group, and we work closely with the HVB Group in the area of operational risk.

Risk Management Organization at Bank Austria Creditanstalt Group

In determining the risk policy for the Bank Austria Creditanstalt Group, our Management Board is supported by a number of risk control and risk management committees and departments. The committees are comprised of our Group Credit Committee and our Market Risk and Asset/Liability Management Committee. These risk committees report regularly to the Management Board on the risks for which they are responsible. Our three risk management departments, which are organized into our central Risk Management division, oversee the implementation of Management Board decisions regarding risk management. To the extent possible, responsibility for the credit decision process is delegated in part to our regional and CEE operations, where decisions are made based on our group risk management policies.

Risk Management Committees. Our Group Credit Committee is chaired by the Chairman of our Management Board and also includes the Deputy Chairman responsible for CEE and those members of the Management Board who are responsible for the Domestic Corporate Customers and Domestic

Private Customers and Professionals segments and the Risk Management and International Corporates and Real Estate divisions, as well as the heads of the three departments of the Risk Management division. Our Group Credit Committee has the authority to approve loans of up to EUR 100 million or, in the case of credit institutions and sovereign borrowers, EUR 200 million. In the case of individual transactions that, when aggregated with existing exposures, exceed EUR 100 million (EUR 200 million in the case of credit institutions and sovereign borrowers), the Group Credit Committee prepares a recommendation for our Management Board, which is charged with making a final decision. Individual transactions that exceed 10% of our total net capital resources (*anrechenbare Eigenmittel*) require approval of the Credit Committee of our Supervisory Board.

Our Market Risk and Asset/Liability Management Committee ("MARALCO") is responsible for coordinating our market risk management and reporting to our Management Board. MARALCO, which meets at least monthly, includes the members of our Management Board who are responsible for International Markets, Risk Management, Group Finance and CEE. MARALCO has overall responsibility for the control of the market risk arising from our trading books and for the management of our balance sheet structure. Our value-at-risk limits are set by MARALCO and approved by our Management Board on an annual basis, though these limits may be adjusted during the course of the year. A sub-committee of MARALCO meets on a weekly basis to monitor our market risk profile and to make discretionary decisions upon positions in our banking (non-trading) book.

Risk Management Departments. Our central Risk Management division is headed by a member of our Management Board and includes three departments, Strategic Risk Management, Group Credit Management and Credit Restructuring.

Our Strategic Risk Management department is responsible for our group-wide risk control. Its primary tasks include ongoing, independent risk measurement and monitoring, including the development and continuing improvement of our risk measurement and control instruments; developing and maintaining manuals related to our risk management systems; supervising compliance with regulatory capital requirements applicable to trading activities; and reporting on our risk profile to our Management Board. In addition, the Strategic Risk Management department ensures a uniform assessment and quantitative evaluation of the risks we face, and is responsible for the implementation of uniform, consistent risk control standards and ensuring compliance with applicable statutory and regulatory requirements. The head and one of the deputy heads of Strategic Risk Management for our group are currently also risk managers at HypoVereinsbank.

Our Group Credit Management department is responsible for the management and monitoring of credit risks in both Austria and in the CEE region. On an operating level, the responsibility for credit risk management lies with senior risk managers. Exposures in Austria and other non-CEE countries are covered by our senior risk managers, who are primarily assigned to specific industries based on their specialized knowledge of industry sectors and credit products.

Our CEE operations analyze risk through a group-wide International Credit Management ("ICM") unit that is staffed by risk officers that specialize in the risks related to the regions in which we operate. In general, our foreign branches and subsidiaries have their own risk management units with limited approval authority, and credit risk decisions in each of our foreign branches and subsidiaries are made within the context of relevant local regulation. Our ICM unit is responsible for those credit risks that exceed local approval authority. To support our Polish subsidiary BPH PBK in its credit risk management, certain members of our Group Credit Management department act as advisers to BPH PBK pursuant to a consultancy agreement.

Credit risk management at BPH PBK is coordinated through the Credit Committee of BPH PBK's Supervisory Board, which includes *inter alia* our Management Board members responsible for risk management and the CEE network. In this manner, the credit risk portfolio of BPH PBK is analyzed and brought in line with our group standards. Prior to this year, BPH PBK used a different internal rating system that was based on the classification system of the National Bank of Poland. Accordingly, historical information regarding rating classifications at BPH BPK is presented on the basis of the National Bank of Poland rating system rather than our internal rating system. BPH PBK is in the process of rating its loan portfolio in accordance with our internal rating classifications. This process is substantially complete and will permit BPH PBK to report to us based on our internal rating classifications by the end of this year. As a publicly traded company, BPH PBK's management board takes into account the interests of all its shareholders when approving and implementing risk management policies.

Our Credit Restructuring department is responsible for the credit risk management of problem loans. Generally, problem loans are identified through the application of our internal rating system for individual credit exposures. See "—Credit Risk—Internal Rating System." If, through our internal rating system, a particular loan or other exposure is deemed to require remedial action or is otherwise characterized by a high default risk, we will assign that loan to our Credit Restructuring department. See "Credit Risk—Problem Loan Procedures." This department is a specialized unit that focuses on workouts of these problem loans and, ultimately, on evaluating our collateral position and maximizing recovery. Our procedures for problem loans in our CEE operations proceed in the same fashion, though problem loan recovery is handled as part of our normal ICM procedures.

Our risk management and control system addresses four distinct types of banking risk:

- credit risk;
- market risk;
- liquidity risk; and
- operational risk.

Credit Risk

Credit risk relates to the probability of our incurring a financial loss resulting from a borrower or counterparty's inability to meet obligations. It is the largest single risk we face. Credit risk is managed for our group as a whole.

We face two main types of credit risk:

- *Counterparty risk* is the risk that our counterparties fail to meet their obligations due to default.
- *Country risk* is the transfer and conversion risk that we face in connection with cross-border transactions in non-Euro countries. This includes all positions from credit and treasury transactions, as well as the risk associated with tradable fixed-income securities. It also takes into account sovereign risk, or the default risk of sovereigns or state entities acting as borrowers, guarantors or issuers.

We manage our domestic credit portfolio on the basis of risk-adjusted return on capital. In implementing this approach, we analyze credit transactions by calculating the expected loss resulting from an event of default and determine unexpected loss on an individual loan basis. "Expected loss" describes the loss that we expect over a one-year period on our credit risk exposure, based on our historical loss experience. In calculating expected loss, we take into account a number of factors, including expected default probability (which is based on internal rating models) and measures estimating loss incurred in case of default (that is, the portion of our exposure which we do not expect to recover in a default scenario, based on the value of collateral supporting a particular loan). In addition, we consider various client and product specific factors for modeling exposure at default, which reflect the risk characteristics of our different types of credit exposures and facilities. "Unexpected loss" provides information on the maximum negative deviation of the possible loss from the expected loss within a one-year period. In our risk management system, the expected loss in our lending business is factored into the pricing of our products in the form of standard risk costs. Unexpected loss is taken into account through the allocation of economic capital. Beginning in January 2002, we began allocating expected loss and unexpected loss in our domestic business with corporate customers at the individual customer level. Expected loss provides us with a useful measure for planning purposes and supplements decision-making on provisioning.

We analyze credit risk associated with traditional banking products—such as loans—as well as derivative financial instruments. We give special attention to risks relating to over-the-counter ("OTC") derivative transactions with a view to limiting our future potential default risk on such contracts. Our credit exposure under OTC derivative transactions is measured by the cost of replacing the contract if the counterparty defaults on its obligations.

The control and management of our credit risk is based on a number of principles and policies, including our credit policies, as well as a range of procedures, systems and processes, including our credit approval procedures.

Credit Policies

Our general credit guidelines provide the basic rules for our lending business with, and other extensions of credit to, corporate and real estate customers, private customers and professionals, banks and public sector entities. These guidelines are based on the general credit guidelines of HVB Group.

The decision whether to extend a loan to a corporate customer depends primarily on the customer's credit quality, which is reflected in the rating assigned under our internal rating system. See "—Internal Rating System." In assigning a rating under our internal rating system, we consider factors such as the customer's financial situation, analysis of the market in which the customer operates, the marketability of the customer's products and the customer's management. With respect to private customers, the level of income, amount of assets and liabilities and other personal financial information of the customer are important factors in the decision whether to extend a loan.

Our general credit guidelines are applicable to both our Austrian and CEE operations, though BPH PBK reports credit data to us only on an aggregated basis due to Polish legal considerations.

You should note that we may modify our credit policies at any time.

Loan Approval

Loan approvals are subject to a precise system of approval authority. The assignment of responsibility for approving credit decisions depends on the gross amount of the loan, irrespective of the type of borrower and the value of any collateral securing the loan. Loan approval authority is assigned to individual employees or committees, depending on the assignee's professional experience, performance and qualifications, and on the size and credit quality of the loan in question.

A basic feature of the approval process is a clear division of our business origination and risk management activities. Loan approvals proceed through a system of dual assessment, where one assessment must be performed by our business origination units and the other by our risk management units. An exception to the dual assessment principle exists for standardized lending to private and small corporate customers, where the simplified procedures described below under "Private Customers and Professionals" apply.

Corporate Customers. In the case of corporate customers (which include companies with average aggregate annual sales of over EUR 1.5 million), we have assigned most loan approval and administration tasks to our branches and decentralized credit units in Austria, and to our banking subsidiaries and local credit units in the CEE countries. Among other things, branches advise new and existing customers, approve credit applications within their authority and monitor existing loans on a regular basis in an effort to recognize potential risks at an early stage. Multinational corporations are handled by our International Corporates and Real Estate unit. Our relationship managers in our lending business obtain expert support from analysts, industry specialists and other support units within our group.

In making credit decisions on new corporate customer credits, we adhere to the following basic rules:

- in principle, no simultaneous extension of credit and contribution of equity to the same customer;
- no financing of any amount that would unreasonably limit our ability to conduct our lending business in a particular sector or region;
- in principle, no business with corporate customers outside the regional area of the unit extending the credit; and
- a restrictive approach to refinancing loans previously extended by other financial institutions.

When one of these basic rules is stated in terms of it being a principle, exceptions to the rule must be approved by the next highest level of loan approval authority described below, based on the amount of the loan in question.

Our loan approval structure applies to our CEE operations (including Poland) as well as to our operations in Austria. Our decentralized credit units have authority to approve loans of up to EUR 4 million in Austria or—depending on the size of the operation—between EUR 5 million and EUR 10 million in the CEE region. If our aggregate exposure to a customer or group of associated customers exceeds these amounts, approval is required from a senior officer vested with approval authority. Such

officers may include senior risk managers (*i.e.*, industry or product experts) and the central credit risk managers responsible for the CEE region, who have authority to approve loans of up to EUR 15 million, or the head of our Group Credit Management department, who has authority to approve loans of up to EUR 25 million.

Exposures exceeding EUR 25 million are approved by our Group Credit Committee (with approval authority of up to EUR 100 million), by our Management Board (with approval authority of up to 10% of our net capital resources (*anrechenbare Eigenmittel*)) or our Supervisory Board's Credit Committee (with approval authority for exposures exceeding the 10% threshold). For a description of our net capital resources, see "The Austrian Banking System—Regulation and Supervision—Capital Adequacy Requirements."

We also work to standardize our approach to loan exposures across the HVB Group. If we have an exposure of over EUR 5 million to a corporate customer and we believe that additional exposure may be booked elsewhere in the HVB Group, we coordinate with HypoVereinsbank to determine whether such exposure is booked elsewhere. If more than EUR 5 million is booked elsewhere in the HVB Group, our relevant risk manager communicates with the relevant risk manager at HypoVereinsbank to define a common risk strategy for such exposure. Coordination also occurs in the event that another entity within the HVB Group is evaluating an exposure of over EUR 5 million and it believes that additional exposure may be booked in our group.

Private Customers and Professionals. Our lending business with private customers, professionals and other self-employed individuals, as well as with small corporate customers with average annual sales of up to EUR 1.5 million, is divided into two areas based on the nature of the business: standardized lending and individualized lending. Standardized lending includes financing extended to private customers and professionals of up to EUR 125,000 based on a scoring system or subject to lending guidelines, or both. It also includes the financing of up to EUR 500,000 for real estate used by customers themselves, subject to lending guidelines. Individualized lending includes all financing of this type exceeding the limits set for standardized lending.

We implement the same standardized lending policies throughout Austria and the CEE region. In standardized lending, a customer relationship manager can make credit decisions independently, subject to compliance with strict lending guidelines. For the extension of individualized loans, approval by a credit unit independent of the relevant sales unit is required. We use various standardized scoring systems for credit decisions regarding all retail credit products (*e.g.*, small consumer loans, mortgage loans and credit cards). Our retail scoring systems are based on the loan product in question rather than the individual customer, though we are implementing customer-based scoring systems in accordance with Basel II.

Real Estate Customers. Our risk and credit guidelines for real estate customers comply with applicable laws (including the Austrian Mortgage Bank Act (*Hypothekenbankgesetz*) and the Austrian Banking Act (*Bankwesengesetz*)). The compliance of our credit process with these requirements and with our risk and credit guidelines is subject to regular internal review.

The two key elements of our real estate finance principles are the financial analysis of the borrower and the risk assessment of the real estate to be mortgaged, particularly with respect to sustainable cash flows in the case of commercial real estate. In assessing the risk related to the real estate, we use an analysis of the debt service coverage ratio and applicable market value, applying various internal threshold criteria.

Our security for real estate financing predominantly consists of a first ranking mortgage on the subject property. At present, approximately 60% of our real estate loan portfolio is secured. The majority of the remaining portfolio is supported by instruments such as *Pfandbestellungsurkunden*, effectively an option granted to the bank to register a mortgage. In evaluating loan applications for commercial mortgage loans, we take into account the location of the property, the rental situation and other factors. In the case of developers, we review preliminary sales and will not approve financing if profits are to be distributed before completion of the real estate project.

For risk and return-related management, we issue certain risk principles that are intended to focus our real estate loan origination activity on certain sectors. These principles may, for example, recommend an increase in residential real estate finance at the expense of certain types of commercial

real estate financing, or point out certain industries that present special risks. Parameters for these principles may include customer groups, products, markets and other internal credit regulations.

Under the Mortgage Bank Act, only mortgage loans with a loan-to-value percentage of no more than 60% qualify for inclusion in the asset pool covering mortgage *Pfandbriefe*. Our valuation policies with respect to mortgage loans incorporate the principles of the Mortgage Bank Act. Our own specialists supervise appraisals for mortgage loans.

The Mortgage Bank Act requires that the value of real estate be determined on a long-term basis, which helps to ensure that potential cyclical changes in market values are reflected in the assessed value.

Public Sector Loans. We evaluate each public sector loan application individually, taking into account a variety of factors, such as the level of debt and the tax revenues of the borrower. In addition, we review the legal aspects of the loan application to ensure that the borrower has obtained all necessary approvals and authorizations for the loan.

Financial Institution Counterparties. The process for approving credit for financial institutions is similar to that used for corporate customers, except that the head of the relevant credit risk management unit has approval authority for loans of up to EUR 30 million and the head of the Risk Management division has approval authority for loans of up to EUR 50 million. The Group Credit Committee has approval authority for loans of up to EUR 200 million to financial institutions. Exposures exceeding that amount are subject to approval by our company's Management Board and, when the amount exceeds 10% of our net capital resources, the Credit Committee of the Supervisory Board.

Internal Rating System

Our internal rating system serves several purposes:

- to assess a customer's creditworthiness;
- to identify risks at an early stage and implement suitable counter-measures;
- to depict the risk profile of our loan portfolio; and
- to calculate standard risk costs.

Our internal rating system categorizes borrowers and transactions (such as project finance) into ten categories. It is applicable to all of our group's corporate customers, professionals and real estate customers, though, prior to this year, BPH PBK used a different internal rating system that was based on the classification system of the National Bank of Poland. See "—Risk Classification at BPH PBK." In addition, certain historical credit exposures in Croatia and Bulgaria are presented according to the risk classification systems of the National Bank of Croatia and the National Bank of Bulgaria, respectively. See "—Risk Classification at Splitska Banka" and "—Risk Classification at CB Biochim."

The rating process assesses the borrower's repayment ability and is translated into an expected default probability. The value of collateral does not affect the rating assessment. Upon completion of the assessment process, a rating ranging from "1" to "10" is assigned to the customer. The ten rating categories are set forth in the following table:

Rating Classification	Definition
1	Excellent
2	Very good
3	Good
4	Above average
5	Satisfactory
6	Below average
7	Weak
8	Endangered/warning signs for impaired loan
9	Acute danger/loan loss provision
10	Subject to write-off, non-recoverable

Rating category 8 consists of loans to customers for which no provision has been made, but for which we have adopted restructuring measures through the relevant restructuring unit with a view to

obtaining repayment of the loan. Our objective regarding customers in this category is the continuation of the business.

Rating category 9 consists of loans to customers for which an individual or standardized loan loss provision (*pauschalierte Einzelwertberichtigung*) has been recorded, or loans that we have written off in part or in full. We do not make a distinction as to whether or not a standardized or individual provision has been recorded.

Rating category 10 consists of loans or claims that have been called in due to the deterioration of the customers' economic situation, such as customers in collection, liquidation or bankruptcy. We do not make a distinction as to whether or not a standardized or individual provision has been recorded.

Our rating categories translate into internal risk classifications on the following basis:

Rating Classification	Internal Risk Classification
1-5	Low Risk
6-7	Management attention
8	Substandard
9-10	Doubtful/Loss

We define non-performing loans as those loans that are rated 9 and 10 in this rating system. Risks that are classified as substandard or doubtful/loss are generally assigned to our Credit Restructuring department. Risks that are classified as requiring management attention trigger a heightened internal reporting requirement and increased frequency of customer contact.

Risk Classification at BPH PBK. Prior to this year, BPH PBK used a different internal rating system that was based on the classification system of the National Bank of Poland. Accordingly, historical information regarding rating classifications at BPH BPK is presented on the basis of the National Bank of Poland rating system rather than our internal rating system.

Under the National Bank of Poland system, the classification of credit exposures is based on an assessment of the financial and economic standing of the debtor (based on quantitative and qualitative factors) and timely loan servicing. The system employs five risk categories: standard exposures, watch exposures, substandard exposures, doubtful exposures and loss exposures. Doubtful exposures are defined as those where principal or interest repayments have been delayed three to six months, and the debtor's financial standing is considerably deteriorating. Loss exposures are characterized by delays in loan servicing for over six months, or where the debtor is unable to repay the loan. Loan loss provisions are determined by the classification of an exposure and take into account the value of collateral securing the exposure. We have implemented rating tools in 2002 that will enable us to present a consolidated group rating structure by the end of 2003.

Risk Classification at Splitska Banka. Our internal rating system has been implemented at HVB Bank Croatia and Splitska Banka, but not all client segments at Splitska Banka have yet been rated on the basis of this system. Exposures at Splitska Banka to sovereigns and credit institutions, and large exposures (according to the Austrian Banking Act guidelines), have been rated in accordance with our internal rating system, but other segments are rated according to the rating system of the National Bank of Croatia. Therefore, historical information regarding rating classifications for the corporate, private client and professional segments at Splitska Banka is presented on the basis of the National Bank of Croatia rating system rather than our internal rating system.

Under the National Bank of Croatia system, the classification of credit exposure is based on timely loan servicing, the value of collateral and an assessment of the financial and economic standing of the debtor. The system employs five risk categories (A through E) that we have reclassified for rating purposes at our Croatian operations into four risk categories: categories A and B are standard exposures, category C is substandard exposures, category D is doubtful exposures and category E is loss exposures. Doubtful exposures are defined as those where principle or interest repayments have been delayed 180 days or more, and the debtor's financial standing is deteriorating considerably. Loss exposures are characterized by delays in loan servicing for over 270 days, or where the debtor is unable to repay the loan. Loan loss provisions are determined by the classification of an exposure and take into account the value of collateral securing the exposure.

Risk Classification at CB Biochim. Our internal rating system applies to CB Biochim, our Bulgarian subsidiary that we acquired in October 2002, but not all borrowers have yet been rated according to this system. Therefore, historical information regarding rating classifications for CB Biochim is presented on the basis of the National Bank of Bulgaria rating system rather than our internal rating system.

Under the National Bank of Bulgaria system, the classification of credit exposures is based on the financial position of the debtor and debt servicing. The debtor's financial position is evaluated using various indicators, including reports and other information prepared by the borrower, CB Biochim and independent parties, and is expressed by placing the debtor in one of five categories. Category I borrowers attain good profits and sales, along with stable property and financial status, according to their balance sheet. Category II borrowers have an acceptable financial position, but with certain financial shortfalls. Category III borrowers have an unstable financial situation, for example high leverage, with a doubtful ability to generate positive cash flows to meet debt repayments. Category IV borrowers are generating negative cash flows and results. Category V borrowers are in or facing liquidation or bankruptcy. Borrowers are assigned a rating of standard, management attention, substandard, doubtful or loss based on these categories and the number of days where principal or interest repayments have been delayed according to the following matrix.

	Up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	Over 180 days
Category I	Standard	Management attention	Substandard	Doubtful	Loss
Category II	Management attention	Substandard	Doubtful	Loss	Loss
Category III	Substandard	Doubtful	Loss	Loss	Loss
Category IV	Doubtful	Loss	Loss	Loss	Loss
Category V	Loss	Loss	Loss	Loss	Loss

Corporate Customers and Professionals. In the case of corporate customers, the rating process is a two-pronged analysis based on forward-looking factors and financial data. Information on a borrower's financial situation, such as balance sheet data and financial ratios ("hard facts") that are assessed on the basis of a statistical model, accounts for approximately 55% to 75% of the assessment of the rating, depending on the size of the borrower. The remainder is determined by information on the general state of the borrower's business. This includes qualitative factors ("soft facts") such as management quality, accounting and reporting systems, technical equipment, market position and market development, the borrower's order situation, utilization of capacity and overdraft record. If the borrower belongs to a corporate group, a review of the group is also included.

For small and medium-size Austrian companies and professionals, we use a statistical model that is substantially similar to our corporate rating model, but tailored to the specific characteristics of this customer group.

Special rating procedures that take into account external benchmarks (*e.g.*, external ratings) apply to international corporate groups.

We are constantly evaluating and improving our internal rating system, in particular with a view to anticipating the regulatory changes that will result from the new requirements of Basel II. See "The Austrian Banking System—Regulation and Supervision—Capital Adequacy Requirements."

Real Estate Customers. Until we develop a rating system tailored to the real estate industry, we will essentially employ the general rating procedure used for our corporate customers, taking into account the relevant qualitative risks with respect to real estate customers. We are developing a real estate industry rating system as part of our efforts to implement Basel II procedures.

Private Customers. Our internal rating system currently does not apply to our private customers with exposures of less than EUR 40,000. Such private customers account for 51%, or EUR 5.6 billion, of our total exposure. Credit requests by private customers to whom our rating system does not apply are determined based on product-specific credit scores. Information on the creditworthiness of a private customer, such as the customer's household budget, maximum permissible new debt and amount of potentially unsecured debt, is also taken into account. If certain limits on debt are exceeded, a detailed rating is issued on the basis of the customer's income and earnings situation. We use various

standardized scoring systems for credit decisions involving retail credit products (*e.g.*, small consumer loans, mortgage loans and credit cards).

Because of the low nominal rate of interest, loans denominated in Japanese yen and Swiss francs have been popular with private customers and professionals in Austria of late. In writing such loans, we confirm with the borrowers that they are aware of the risks associated with borrowing in a non-local currency. Further, we only extend non-Euro denominated loans to borrowers if they meet higher income, rating and collateral standards. Such borrowers' repayment capacity has to be sufficient to cover the equivalent of the foreign currency loan in Euro plus an add-on to cover volatility in exchange rates. When we determine with a non-local currency-denominated loan that the borrower's cash flow coverage ratio on a loan has significantly deteriorated because of adverse currency movements or for other reasons, we require that the borrower repay the loan, redenominate the loan in the borrower's local currency or post adequate security.

Review of Ratings. The continuous monitoring of customers' creditworthiness employs various systems that are commonly used in the banking business, such as computerized account monitoring and the early warning system used for private customers. Ratings are reviewed annually or more frequently, if required. In the case of long-term financing, a review of the creditworthiness of private customers is only conducted if warranted pursuant to defined internal and external indications that the borrower may default, which may include payment delays or breaches of agreed overdraft limits.

Credit Monitoring

Our total credit exposures to individual customers and groups of associated customers are monitored electronically on a daily basis to determine the applicable threshold for credit approval and ensure compliance with credit limits and regulatory restrictions on credit exposures. In addition, information provided by the Austrian National Bank is used to help identify potential credit risks. Under the Banking Act, each Austrian bank (including our company) must report to the Austrian National Bank on a monthly basis the current amount of aggregate loans per client that have a volume of over EUR 350,000 (based on the higher of the credit line and the outstanding amount of a given loan). Large exposures exceeding 10% of the net capital resources *(anrechenbare Eigenmittel)* of the credit institution group must also be reported to the Austrian National Bank on a monthly basis. As part of the HVB Group, our company reports under the German Banking Act (*Kreditwesengesetz*) to the German National Bank on a quarterly basis the current amount of aggregate loans of over EUR 1.5 million to individual borrowers or groups of borrowers and issues reports on such large exposures to HypoVereinsbank. These reports are submitted for each individual borrower or group of borrowers. We monitor the thresholds that trigger reporting obligations on a daily basis.

We continuously update and refine the quality of our credit monitoring with the aid of technological systems in an effort to improve the speed of decision-making and the quality of information available for identifying and assessing potential risks. The internal and external auditors of our company regularly review our credit business. In addition, our company's internal quality management unit also regularly monitors compliance with credit procedures in regard to Austrian corporate customers and suggests measures for further improving the quality of credit analysis and monitoring.

Credit exposures that fall into the standardized lending category are subject to standardized review. Local branch officers monitor unusual account activity and other factors indicating potential changes in creditworthiness. As part of our regular updating of the rating analysis, our credit exposures to corporate customers, real estate customers, larger private customers and professionals are reviewed at least once a year, or at the time of a new credit application if filed before such a review.

Loans included in the collateral pools for our public sector and mortgage *Pfandbriefe* are audited by the Trustee of Bondholders (*Treuhänder der Pfandbriefbesitzer*) appointed by the Austrian Federal Ministry of Finance or by the Financial Market Authority from time to time, as part of the supervision of our mortgage banking activities. Such audits include examination of the current status of loans added to the collateral pool, valuation methods used and compliance of the asset pool with applicable legal requirements.

Problem Loan Procedures

If, as a result of the reviews described above, a customer's rating falls to "7," or if our early warning system raises the alarm, that customer is placed on our internal credit watch list. In addition, customers

may also be placed on the watch list for other reasons, such as when a problem affects an entire industry.

A customer or loan exposure placed on the watch list becomes subject to detailed review and intense monitoring to enable us to develop a strategy for dealing with the exposure. Initially, the credit officer continues to administer the loan. If there is no improvement, or if additional warning signs occur, the unit of our Credit Restructuring department (*Sanierungseinheit*) that has provided support since the appearance of the credit exposure on the watch list takes over full responsibility for managing the exposure. Such warning signs can include the extensive use of overdraft facilities, late payments on a loan or, in the case of commercial customers, the fact that the borrower covers operating losses with extraordinary income. If there are signs that the credit exposure may result in a partial or total loss, the borrower's rating is reduced to level "8" and responsibility for the credit exposure is transferred to the relevant restructuring unit. Restructuring units also have the authority to take charge of any watch list case. Such a transfer to a restructuring unit generally takes place before a loan loss provision is made.

If the exposure has entered into the stage of being recovered, for example, in an insolvency or settlement proceeding, attempts will be made to recover the amounts outstanding on the loan by liquidating any collateral or pursuing other forms of legal recourse.

Loan Loss Provisions

A loan loss provision will be made if, in the reasonable discretion of the person authorized to make such determination, a partial or full loss on the loan is expected. Provisions are made, for instance, when the financial situation of the customer deteriorates substantially, when the customer continuously defaults on payments that are due, particularly under an agreed upon restructuring plan, or when insolvency proceedings have been initiated with respect to the customer. The amounts of our loan loss provisions for problem loans are determined on a case-by-case basis based on an analysis of the overall risk of loss, taking into account all circumstances, particularly the value of any collateral, the financial condition of the borrower and the nature of the loan. For problem loans with a total exposure not exceeding EUR 50,000, standardized loan loss provisions are made.

Provisioning decisions are made in accordance with an internal approval system.

Risks in the loan portfolio are continuously under review. Provisions are generally reversed when the economic conditions leading to the making of the provisions no longer exist.

Interest Accrual and Write-Offs

We categorize loans as doubtful if we determine that there is a danger of loss, and a loan loss provision has been established or write off has been recorded. We place doubtful loans on a non-accrual basis when the assumption can be made that the customer will no longer service its scheduled payment obligations. In the case of all problem loans, the relevant officers decide at what point interest should no longer be accrued as income. We cease to accrue interest if there is a high probability that such interest will not be paid, and record such interest as income only as it is actually paid. In the event that it is determined that previously accrued interest will not be paid, a provision is taken, and the accrual is eventually written off when it becomes due and is not paid.

After completion of any recovery proceedings, any uncovered amount of the exposure will be written off. In rare cases (*e.g.*, the death of the borrower), a loan can be written off without prior loan loss provisions. A transfer to doubtful accounts will be made only if restructuring measures have partly or completely failed, but it nonetheless appears possible that recoveries might be able to be obtained from the borrower within the next few years.

Credit Risk Exposure

The following tables separately set forth the credit exposures faced by our group, our company, our CEE banking subsidiaries (excluding Poland), and BPH PBK. The tables describing the credit exposures of our group are based on consolidated data, while the other tables (relating to our company, our CEE banking subsidiaries (excluding Poland) and BPH PBK) are based on non-consolidated data. Exposures that are not included in these tabes are described under "Other Assets and Contingent Liabilities." The level of detail contained in the analysis differs for each level of our group. The level of detail is highest in our core Austrian operations, followed by our CEE operations, where we are focusing on raising the level of detail regarding credit exposures to the level employed in Austria. BPH PBK cannot as a practical

matter report risk exposure to us at the same level of detail as employed in our Austrian operations or in other CEE countries. See "—Credit Risk—Internal Rating System—Risk Classification at BPH PBK." However, based on their own information technology systems, the data structure at BPH PBK is set up in accordance with our group standards. The Credit Committee of BPH PBK's Supervisory Board, the head of our Group Credit Management department and our company's Polish desk regularly review data reported through this structure.

For purposes of the following tables, we define our credit exposures as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations.

Bank Austria Creditanstalt Group

The credit exposure information set forth below for Bank Austria Creditanstalt Group is based on consolidated data prepared in accordance with IAS.

The following table breaks down our total credit exposure, including undrawn commitments, by category of credit exposure for the years 2002 and 2001.

	As of December 31,	
	2002	2001
	in EUR million	
Loans and advances to credit institutions	29,558	42,596
Loans and advances to customers	76,354	78,583
Trading assets	18,954	13,735
Investments	14,039	15,098
Contingent liabilities	20,574	18,865
Total	**159,479**	**168,876**

The above credit exposure categories are described as follows:

- Loans and advances to credit institutions include money market placements.
- Loans to customers (private individuals, corporates and public entities) include money market placements, loans (revolving loans, term loans and overdraft facilities), mortgage loans, loans to local authorities, leasing receivables and export loans.
- Trading assets include bonds and other fixed income securities, shares and investment certificates and positive market values of derivative financial instruments.
- Investments include bonds and other fixed income securities and shares and investment certificates.
- Contingent liabilities include acceptances and endorsements, letters of credit and other trade related guarantees, undrawn portions of committed credit lines and other contingent liabilities.

The significant decline of the loans to credit institutions is due mainly to our decision to reduce exposure to banks and interbank loans in favor of off-balance sheet derivative transactions.

The following table breaks down our total credit exposure by region and customer group. The customer groups listed in this table do not correspond exactly to our business segments, which have been adjusted recently in a manner that is not reflected in our credit exposure categories.

	As of December 31,	
	2002	2001
	in EUR million	
Corporate customers (including financial institutions)	108,708	117,352
of which: credit institutions, including trading assets and derivative products	59,717	67,136
of which: corporate customers, including public sector	48,991	50,216
Domestic real estate finance and real estate customers	7,900	6,908
Domestic private customers, professionals and small- and medium-sized enterprises	15,559	13,403
Other	2,503	7,661
CEE	24,809	23,552
of which: Poland	11,964	13,848
of which: Other CEE	12,845	9,704
Total	**159,479**	**168,876**

The decline in volume in the corporate customers group resulted from the underlying declines in respect of credit institutions based on our decision to focus on off balance sheet derivative transactions rather than interbank lending. The decline in the area of Other is due mainly to a 2002 change in classification whereby certain of our leasing and finance subsidiaries were transferred to the corporate customers group.

The following chart breaks down our total credit exposure as of December 31, 2002 by geographic region (based on the location of the counterparty):


Other
5.3%
U.S., Canada, Cayman Islands
3.5%
CEE
20.1%
Austria
45.3%
Western Europe
25.8%

Our exposure in Western Europe is concentrated in financial institutions and multinational customers. The exposure to multinational customers classified as Western European generally is limited to their businesses in Austria and the CEE region.

Bank Austria Creditanstalt AG

The information below describes the credit risk position of Bank Austria Creditanstalt AG on an unconsolidated basis.

The following table breaks down our company's total credit exposure, excluding undrawn commitments, by category of credit exposure for the years 2002 and 2001.

	As of December 31,	
	2002	2001
	in EUR million	
Loans and advances to credit institutions	27,926	38,244
Loans and advances to customers (including bonds issued by public entities)	66,806	69,878
Fixed interest rate securities	8,525	7,736
Contingent liabilities	10,702	9,956
Total	**113,959**	**125,814**

The decline in loans to credit institutions was due to a decision to lessen our exposure to interbank lending.

The following table breaks down our company's total credit exposure as of December 31, 2002 by internal risk classification.

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
		in EUR million, except % amounts			
Total	**100,464**	**8,011**	**1,227**	**4,256**	**113,959**
in % of total	88.2	7.0	1.1	3.7	100.0
of which: unsecured	88,383	5,372	785	3,601	98,141
in % of unsecured	90.1	5.5	0.8	3.7	100.0

We define non-performing loans as loans that are rated doubtful/loss (categories 9 and 10 in our internal rating system). See "—Credit Risk—Internal Rating System." At our company, 78% of non-performing loans are covered by provisions or by collateral or other forms of credit support. The

balance of provisions at our company as of December 31, 2002 was EUR 2,661 million, of which EUR 2,588 million was for on-balance sheet risks and EUR 73 million was for off-balance sheet risks. Based on our company's recovery history, we are comfortable that this level of provisions appropriately covers our loan portfolio. In addition, average recoveries/releases of provisions in excess of 40% of direct write-offs and provisions over the last five years demonstrate our company's conservative provisioning policies.

The following table shows our company's total credit exposure as of December 31, 2002, broken down by geographic region (based on location of counterparty) and internal risk classification.

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
			in EUR million		
Austria	58,416	5,665	1,169	3,606	**68,857**
Foreign	42,048	2,346	58	650	**45,102**
Western Europe	32,224	642	33	311	**33,209**
North America	4,620	171	6	22	**4,819**
CEE	3,391	273	14	138	**3,816**
Far East	725	22	2	41	**790**
Turkey, Middle East and Africa	699	191	1	6	**897**
Russia	88	952	1	29	**1,070**
Latin America and Caribbean	89	95	2	103	**289**
International Organizations	211	0	0	0	**211**
Total	**100,464**	**8,011**	**1,227**	**4,256**	**113,959**

The comparatively better credit quality of our company's international portfolio outside CEE and Russia reflects the predominance of our company's exposure to international banks and multinational corporations. The loans characterized as requiring management attention in Russia consist almost exclusively (94%) of an exposure to one counterparty, of which, however, 98% is covered by the Austrian Export Credit Agency.

The following table breaks down our company's total credit exposure as of December 31, 2002 by industry sector.

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
			in EUR million		
Banking and insurance	51,888	1,440	16	89	**53,433**
Public administration	12,647	365	51	110	**13,172**
Production of goods	7,150	616	183	1,106	**9,055**
Real estate	7,099	1,051	219	480	**8,849**
Corporate services	5,108	581	84	415	**6,188**
Trade	3,800	656	159	719	**5,335**
Construction	1,581	238	85	371	**2,275**
Transport and communication	1,342	197	55	134	**1,729**
Energy and water supply	1,398	84	0	13	**1,495**
Tourism	361	286	48	186	**881**
Agriculture and forestry	85	59	9	36	**188**
Other	240	4	0	31	**275**
Consumers	7,766	2,435	320	565	**11,085**
Total	**100,464**	**8,011**	**1,227**	**4,256**	**113,959**

Our portfolio is well diversified, and the largest industry sectors (*i.e.*, consumers, production of goods) include a broad variety of subsegments. Banking and insurance includes, for example, banks, central banks, insurance providers and stock exchanges. Production of goods includes, for example, makers of simple consumer goods such as food and paper as well as producers of sophisticated products such as television screens and computers. The category "Consumers" in this table represents loans to private individuals. Loans to private individuals that are rated are categorized according to the rating such loans have received, while loans to private individuals that are not rated according to our 10-point internal rating system (representing about 55% of our total exposure to private individuals) are allocated *pro rata* to our risk classifications in the same proportion as the total of rated consumer loans.

CEE (excluding Poland)

The following table shows the total credit exposure of our CEE banking operations as of December 31, 2002, broken down by our internal risk classification, and excluding information from Poland, Bulgaria and the corporate, private customer and professionals segments of Splitska Banka, each of which are addressed separately below.

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
	in EUR million, except % amounts				
Total	**11,129**	**942**	**117**	**81**	**12,269**
in % of total	90.7	7.7	1.0	0.7	100.0
of which: unsecured	10,134	631	65	55	10,885
in % of unsecured	93.1	5.8	0.6	0.5	100.0

The balance of provisions as of December 31, 2002 was EUR 114 million.

The following table shows the credit exposure of our CEE banking operations (excluding Poland, Bulgaria and parts of Croatia) as of December 31, 2002, broken down by country.

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
	in EUR million				
Czech Republic	4,354	284	28	47	**4,713**
Hungary	3,072	332	65	17	**3,485**
Slovakia	1,282	51	2	13	**1,348**
Croatia (including part of Splitska Banka)	1,458	111	11	1	**1,581**
Slovenia	695	48	10	3	**756**
Romania	268	116	1	0	**385**
Total	**11,129**	**942**	**117**	**81**	**12,269**

The high level of "management attention" loans in Romania is mainly due to exposure to Romanian public entities, which is capped at the ceiling of Romania's international sovereign rating.

Our operations in Poland are not included in this chart due to the different risk classification system that was applicable to BPH PBK until the end of 2002, which does not permit comparison with other CEE countries. See "—Credit Risk—Internal Rating System—Risk Classification at BPH PBK."

The following table shows the total credit exposure of our CEE banking operations (excluding Poland, Bulgaria and parts of Croatia) as of December 31, 2002, broken down by industry sector.

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
	in EUR million				
Banking and insurance	5,189	58	2	1	**5,249**
Public administration	1,355	23	0	0	**1,379**
Production of goods	1,352	248	26	46	**1,671**
Trade	670	135	19	14	**838**
Real estate	625	188	31	9	**853**
Transport and communication	401	71	6	0	**478**
Energy and water supply	387	27	19	0	**433**
Corporate services	396	22	7	0	**424**
Construction	180	97	2	3	**281**
Agriculture and forestry	25	16	1	4	**45**
Tourism	31	8	0	2	**42**
Other	74	16	0	0	**90**
Consumers	445	34	5	2	**486**
Total	**11,129**	**942**	**117**	**81**	**12,269**

The category "Consumers" in this table represents loans to private individuals. Since our CEE banking operations do not apply our 10-point internal rating system and the resulting risk classifications

to loans to private individuals, these loans have been allocated *pro rata* to our risk classifications in the same proportion as the total of other loans.

For Croatia, the table above includes only HVB Bank Croatia as well as exposures to sovereigns and credit institutions and large exposures (according to the Austrian Banking Act guidelines) at Splitska Banka, and does not include the corporate, private client or professionals segments of Splitska Banka. The corporate, private client and professionals segments of Splitska Banka are broken down in accordance with National Bank of Croatia standards, see "—Credit Risk—Internal Rating System—Risk Classification at Splitska Banka," as set forth in the following table. Our internal rating system has now been implemented at Splitska Banka, and we expect to be in a position to classify this exposure according to our group-wide rating standards by the end of 2003. There may be an insignificant overlap between the total amount of exposure set forth for Croatia above, and the total amount set forth in the following table.

	Standard	Substandard	Doubtful	Loss	Total
		in EUR million			
Total	**835**	**20**	**25**	**31**	**911**
in % of total	92	2	3	3	100.0
of which: unsecured	333	2	6	29	369
in % of unsecured	40	9	23	93	41

The balance of provisions as of December 31, 2002 was EUR 58 million.

Our operations in Bulgaria are not included in the table showing credit exposure of our principal CEE banking operations because CB Biochim was not reported on a consolidated basis as at the end of 2002. Classification of credit exposure according to the National Bank of Bulgaria rating system, see "—Credit Risk—Internal Rating System—Risk Classification at CB Biochim," is set forth in the following table.

	Standard	Watch	Substandard	Doubtful	Loss	Total
			in EUR million			
Total	**390**	**11**	**2**	**3**	**19**	**425**
in % of total	91.5	2.6	0.5	0.7	4.5	100
of which: unsecured	311.8	10.8	1.6	3.0	14.5	341.9
in % of unsecured	91.2	3.2	0.5	0.9	4.2	100

The balance of provisions as of December 31, 2002 was EUR 21 million.

Poland

The overall credit portfolio of BPH PBK on an unconsolidated basis as of December 31, 2002 amounted to EUR 5,635 million before general credit risk provisions (based on an exchange rate of EUR 1.0/PLN 4.021). The total credit exposure set forth in the following table is different than the total credit exposure for Poland set forth in the Bank Austria Creditanstalt Group table broken down by region and customer group because certain exposures in Poland are not included in the credit portfolio of BPH PBK as reported in accordance with National Bank of Poland requirements. See "—Credit Risk—Internal Rating System—Risk Classification at BPH PBK."

The following table shows the credit portfolio of BPH PBK (based on utilized and drawn commitments) pursuant to the classification system of the National Bank of Poland as of December 31, 2002.

	Normal	Watch	Substandard	Doubtful	Loss	Total
		in EUR million, except % amounts				
Total	**3,968**	**458**	**191**	**312**	**706**	**5,635**
in % of total	70.4	8.1	3.3	5.5	12.5	100.0
of which: unsecured in %	69.4	34.5	35.1	34.2	66.1	63.5
of which: provisioned in %	0	0	7.0	19.8	65.3	9.5

We define non-performing loans as those loans that are rated 9 and 10 in our internal rating system. See "—Credit Risk—Internal Rating System." At BPH PBK, 96% of non-performing loans are covered by provisions (50%) or collateral (46%). The balance of provisions as of December 31, 2002 was EUR

536 million. Based on BPH PBK's recovery history, we are comfortable that this level of provisions appropriately covers that subsidiary's loan portfolio.

The following table shows the total credit exposure of BPH PBK as of December 31, 2002, broken down by industry sector. The data in this chart is based on total commitments (including undrawn commitments).

Industry sector	in EUR million	in % of total
Trade and commerce	1,129	22
Banking and insurance	703	14
Real estate	701	14
Light industry	397	9
Heavy industry	367	7
Public administration	303	6
Chemical industry	258	5
Production of goods	239	5
Metallurgy	200	4
Communications	196	4
Oil Industry	133	3
Transport	126	2
Mining	108	2
Agriculture and forestry	70	1
Energy and water supply	55	1
Construction	50	1
Other sectors	113	2
Total corporate, small and medium sized business and real estate	**5,149**	**77**
Private customers	1,530	23
Total	**6,679**	**100**

The total amount of credit exposure reflected in this table is different than the total amount reflected in the previous table showing the total credit portfolio of BPH PBK pursuant to the classification system of the National Bank of Poland due to the level of utilization of commitments at BPH PBK. Commitments were utilized at approximately 84.4% as of December 31, 2002.

The following table shows the other credit exposure as of December 31, 2002 of BPH PBK that is not included in BPH PBK's credit portfolio as reported in accordance with National Bank of Poland requirements and is therefore not included in the foregoing tables.

Low risk	Management attention	Substandard	Doubtful/ Loss	Total
		in EUR million		
6,625	111	27	282	**7,044**

The balance of provisions as of December 31, 2002 was EUR 242 million (including provisions at BPH PBK's two consolidated subsidiaries GBG and HypoVereinsbank Bank Hipoteczny S.A.). The other credit exposure of BPH PBK set forth above is largely composed of trading assets and fixed investments.

Other Assets and Contingent Liabilities

The following table breaks down our total credit exposure as of December 31, 2002 in respect of other assets that are not included in the foregoing tables in the sections titled "Bank Austria Creditanstalt AG" and "CEE (excluding Poland)," based on our internal risk classification system.

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
			in EUR million		
Positive market values of derivatives	10,740	8	1	1	**10,750**
Undrawn committed credit lines	7,752	331	55	67	**8,206**
Bank Austria Creditanstalt Leasing GmbH	4,820	861	137	272	**6,091**
Schoellerbank AG	1,414	69	15	22	**1,520**
Bank Austria Cayman Islands Ltd.	1,207	49	0	0	**1,256**
Other subsidiaries	1,138	262	160	14	**1,574**
Total	**27,071**	**1,581**	**368**	**377**	**29,397**

The balance of provisions as of December 31, 2002 was EUR 114 million.

This table, along with the tables that break down credit exposure by our internal risk classification set forth under "Bank Austria Creditanstalt AG," "CEE (excluding Poland)" and "Poland," is based on unconsolidated data derived from our internal credit risk systems. The sum of the total credit exposures set forth in each of these tables exceeds the total credit exposure set forth for Bank Austria Creditanstalt Group because our group credit exposure is based on consolidated data prepared in accordance with IAS.

Country Risk

Country risk is defined as the transfer and conversion risk relating to cross-border transactions in non-Euro countries. It includes all positions from credit and treasury transactions as well as the risk associated with tradable fixed-income securities. Country risk also takes into account sovereign risk, or the default risk of sovereigns or state entities acting as borrowers, guarantors or issuers.

With respect to calculating and managing country risk, our group (including BPH PBK) uses the same methodology, definitions and procedures as are applied across the HVB Group. According to these methods, we measure country risk mainly through the use of short-term and medium-term country ratings. Our country ratings are made up of two components. First, we employ empirically calculated statistical models that permit us to determine default probabilities and loss quotas for a given country on the basis of macroeconomic factors. Second, we integrate into our analysis political considerations and socioeconomic trends to better assess country risk. Such considerations are crucial factors for the final rating of countries that is assigned by the independent economic research groups within the HVB Group. Our economic research group is responsible for all CEE countries, while HypoVereinsbank's economic research group is responsible for all other countries. In addition to the default probability and the loss quota, the measurement of country risk takes into account the structure of the particular transaction. Based on these methods, each rating class is assigned an empirical default probability.

Using the empirical default probability data and other information derived through our country rating analysis, a portfolio model used across the HVB Group is employed to arrive at a monthly calculation of the value-at-risk stemming from country risks. HypoVereinsbank's economic research group pays particular attention to the inclusion of portfolio effects. Consequently, HypoVereinsbank's economic research group can arrive at an accurate reflection of the diversification effects among countries, regions and loan default risks at the HVB Group level, which is an integral part of its portfolio model.

Management of country risk within the HVB Group is based on a centralized process in which Bank Austria Creditanstalt Group is responsible for the CEE countries. All country limits are coordinated at the HVB Group level and approved by HVB Group's Strategic Group Credit Committee. At the Bank Austria Creditanstalt Group level, a unit in the Group Credit Management department is responsible for country risk and limit management. Together with the financial institutions unit, this unit is also responsible for limit allocations for our company and our subsidiaries.

Limit Systems

As a key element of country risk control, we employ a limit system in which all relevant subsidiaries are integrated. Units responsible for country risk management work with volume limits per country (which are broken down by product risk group). This enables the relevant unit in our Group Credit Management department and each limit taker to confirm current limit utilization. Furthermore, country limits and exposures are monitored on a daily basis by this unit.

Regional Risk Analysis

The country risk profile of our overall portfolio remained stable in 2002 compared with 2001. Country exposures in rating classes one through five in our internal rating system (on a master scale of one through ten) still account for 99% of our total exposures. The majority of these exposures pertain to highly developed countries or products with reduced transfer risk (for example, short-term trade finance).

The following table breaks down our country risk exposure and value-at-risk exposure as of December 31, 2002 by region, based on a holding period of one year. Value-at-risk exposure is determined on the basis of statistically expected changes in market parameters for a given holding period. In the context of regional risk exposure, we use value-at-risk to measure unexpected loss, calculated on the basis of our internal risk rating for a given country. This method yields the economic capital that we allocate to different countries and regions.

Region	Exposure in EUR million	Exposure in %	Value-at-risk in EUR million	Value-at-risk in %
Western Europe	16,091	50.0	0	0.4
North America	9,591	29.8	3	10.0
CEE	4,247	13.2	13	43.5
Asia/Pacific	887	2.8	3	8.3
Near-Middle East/North Africa	690	2.1	2	6.9
CIS & Turkey	376	1.2	6	18.1
South and Central America	180	0.6	3	9.4
South Africa	109	0.3	1	3.4
Baltic States	6	0.0	0	0.0
Total	**32,176**	**100.0**	**31**	**100.0**

The following table breaks down our country risk exposure and value-at-risk exposure as of December 31, 2002 by internal rating class. Our internal rating classes, which we rank on a ten-category scale, are based on ranges of expected default frequencies, with one representing the lowest and ten the highest expected default probability. See "—Credit Risk—Internal Rating System."

Rating class	Exposure in EUR million	Exposure in %	Value-at-risk in EUR million	Value-at-risk in %
Rating 1 – 5	31,753	98.7	19	63.2
Rating 6 – 7	394	1.2	9	30.5
Rating 8	16	0.1	1	3.5
Rating 9 – 10	13	0.0	1	2.9
Total	**32,176**	**100.0**	**31**	**100.0**

The following table breaks down our country risk exposure as of December 31, 2002 and December 31, 2001, by region and product category.

Region	Lending		Treasury transactions		Issuer risk		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
				in EUR million				
Western Europe	4,831	4,050	9,616	7,739	1,644	1,038	16,091	12,828
North America	3,705	2,051	3,796	4,111	2,090	3,317	9,591	9,480
CEE	2,973	2,557	671	443	603	381	4,247	3,381
Asia/Pacific	281	438	409	920	197	230	887	1,588
Near-Middle East/North Africa	215	226	392	369	84	79	690	674
CIS & Turkey	233	248	22	18	121	58	376	324
South and Central America	79	240	0	0	101	83	180	323
South Africa	93	103	16	9	0	14	109	126
Baltic States	5	2	0	3	1	13	6	18
Total	**12,414**	**9,915**	**14,923**	**13,613**	**4,840**	**5,214**	**32,176**	**28,743**

Trends regarding country risk varied significantly by region between 2001 and 2002. In some regions, our exposure was significantly reduced. For example, our exposure in Asia/Pacific decreased mainly due to treasury transactions in Japan and Hong Kong, while in South and Central America we reduced our exposure mainly due to deteriorated country risk. In other regions, our exposure increased. For example, our exposure in Western Europe increased mainly due to treasury transactions. In the CEE countries, the increased integration of CEE countries into EU economic structures led to an improvement in our overall risk position in CEE through increases in lending volumes and better ratings.

Market Risk

Market risk refers to fluctuations in interest rates, exchange rates, share prices and commodity prices. Market risk derives from trading in treasury and capital market products for which the prices are fixed daily, as well as from our more traditional banking business in connection with loans we extend and other regular banking activities.

Our market risk management encompasses the recognition, measurement, monitoring and management of market risk resulting from our banking business on a group-wide basis. We assume market risk in both our trading and our non-trading activities (which include interest rate positions, balance sheet structures and hedging positions). We distinguish three types of market risk:

- interest rate risk;
- foreign exchange risk; and
- equity risk.

Austrian banking regulations allow banks to calculate capital requirements in respect of market risk using their own internal models. Such internal models are required to fulfill certain qualitative and quantitative criteria in line with the Basel Accord and the EU Capital Adequacy Directive. These criteria include independent risk management, on-site examinations by regulatory officials, regular stress tests and the application of standardized risk parameters (using, for example, ten day holding periods and a 99% confidence level).

Though we coordinate with HVB Group in respect of our market risk strategy, there is no model for market risk at the HVB Group level that is applicable to our group. Accordingly, our group does not use an HVB model for market risk management, but rather relies on the policies approved by our Management Board and set forth in our global market risk management manual. This manual relies on the value-at-risk approach to measure and manage market risk. It defines the lines of reporting for market risk, the limit setting process, reporting requirements and the responsibilities of relevant risk management units. Currently, there is no plan whereby we would switch our market risk management policies to an HVB Group-wide model.

Value-at-Risk Analysis

Our group-wide method of measuring market risk is based on a value-at-risk approach. Value-at-risk is determined on the basis of statistically expected changes in market parameters for a given holding period at a specified level of probability. Our self-developed internal model, which has been implemented on a group-wide basis, takes into account all relevant market risk takers and units. Minor positions not included in our internal model are calculated according to the standard approach of the EU Capital Adequacy Directive. Such positions arise in some smaller domestic subsidiaries which have no active trading or in newly acquired units for a limited period of time.

Our internal model meets the requirements set forth by the Austrian National Bank as a model for determining our capital funding requirements. It is based on a variance-covariance approach and uses a 99% confidence level. The model utilizes two different holding periods, one day and ten days, for purposes of calculating our capital funding requirements. We adjust our value-at-risk model in response to developments in the financial markets and our risk management needs on an on-going basis.

Our Market Risk and Asset/Liability Management Committee (MARALCO), which has overall responsibility for the control of the market risk arising from our trading books and for the management of our balance-sheet structure, sets our value-at-risk limits on an annual basis. These value-at-risk limits are subject to approval by our Management Board, and may be changed during the course of a year in response to various factors, including stress test results or market fluctuations, to adjust our limits for new trading activities. A sub-committee of MARALCO meets on a weekly basis and is responsible for monitoring our market risk profile and making individual decisions regarding positions in our banking book based on interest forecasts and assessments of our overall risk position. Market risk within our trading book is managed through individual trading desks and is monitored by MARALCO via limit reports and an assessment of the risk/return ratio of individual trading strategies. At each level of our market risk management organization, we attempt to satisfy the need for higher limits for certain trading units through limit shifts from one unit to another, rather than a limit increase. Before a new product (for example, a new type of option or security) is approved, a detailed procedure must be followed during the course of which, among other things, market risk management is consulted concerning valuation and risk assessment.

Daily risk parameters (based on our value-at-risk methodology) and the daily profit-and-loss of our market risk activities are calculated and reported to management by the independent market risk management unit that is part of the Strategic Risk Management department. These daily reports give a clear picture of the relationship between risk calculated on the value-at-risk basis and return (profit/loss). This information is used as part of the yearly budgeting process and gives our management an overview about the risk/return profile of the individual trading desks.

Market risk management in our CEE operations follows the same approach as in our Austrian operations. Our CEE units are treated as part of our group's overall risk exposure. Market risk in our CEE units is calculated on a daily basis, and each subsidiary is benchmarked against its own individual value-at-risk limit as well as certain additional limits (which include, for example, stop-loss limits and volume limits), as applicable. In addition, our market risk management system is locally implemented in our most important foreign operations (Warsaw, Prague, Budapest and Bratislava). All of our foreign subsidiaries have established an independent market risk management unit that reports regularly to MARALCO.

Limits for our CEE units are approved by MARALCO and our Management Board. Actual trading and market positioning takes place locally, and the CEE units have local Asset/Liability Committees, or ALCOs, in place which facilitate communication between the local Treasury department and local market risk management. Our CEE units work under the policies and limits granted by MARALCO, and minutes of ALCO meetings and decisions are reported to the relevant market risk management department. Our Treasury and Market Risk departments have the right to intervene in local market risk management activities and practices, if necessary.

For purposes of our internal market risk management and limit system, we assume a holding period of one day, as is the general industry standard. To calculate the capital tied up by our trading activities under the Capital Adequacy Directive we use a holding period of ten days in accordance with the relevant standards.

The reliability and accuracy of our group's internal value-at-risk model is monitored by daily back-testing that compares the value-at-risk amounts calculated for the previous period with the profits

and losses actually generated during that period. Since 1998, the year in which we introduced our internal market risk management model, we have only observed four back-testing excesses. A back-testing excess, or outlier, occurs during a period for which we incur a loss which exceeds the value-at-risk for that period. This number of outliers is within the so called "green zone" of the Basel Accord and the Capital Adequacy Directive and accordingly indicates the reliability and accuracy of our internal model.

We complement our value-at-risk calculations by various stress tests to identify the potential impact of extreme market scenarios on the value of our trading portfolios. These stress scenarios simulate both exceptional movements in prices or rates and dramatic deteriorations in market liquidity.

The following table sets forth the value-at-risk for our trading books as of December 31, 2001 and 2002, broken down by types of market risk.

	Interest rate risk		Foreign exchange risk		Equity risk	
	2002	2001	2002	2001	2002	2001
			In EUR million			
Bank Austria Creditanstalt Group	5.2	6.3	2.0	8.0	0.9	1.3
Bank Austria Creditanstalt AG	4.8	7.1	1.9	8.2	0.9	1.3

Trading positions in our group are limited compared with overall market risk, and the largest exposures are taken at Bank Austria Creditanstalt AG. Equity risk does not play an important role in our trading books.

The following table shows the value-at-risk calculation for the banking and trading books of our group in 2001 and 2002, broken down by risk categories and important risk takers. The ALCO category describes all our activities related to our Asset/Liability management in Vienna. This includes our customer business, hedging for balance sheet items and additional position-taking with long- or medium-term approaches. The CEE category includes all of our CEE subsidiaries, where risk exposure is managed largely at the local level. The minimum and maximum value-at-risk figures show the bands within which the values fluctuated during the periods specified.

	Interest rate risk						Foreign exchange risk		Equity risk		Total	
	Overall		ALCO		CEE							
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
						In EUR million						
Average	17.5	14.0	9.2	8.4	1.5	1.6	2.8	2.8	2.3	2.0	**22.6**	**18.9**
Maximum	35.7	29.4	21.2	15.8	5.2	7.9	10.3	12.3	5.5	6.5	**44.9**	**34.9**
Minimum	7.4	4.4	2.8	2.2	0.7	0.2	0.8	0.6	0.9	0.9	**11.8**	**8.3**
As of Dec. 31	12.3	23.2	6.5	9.7	3.3	7.5	2.0	8.0	0.9	1.3	**15.2**	**32.6**

Our overall value-at-risk fluctuated between EUR 8 million and EUR 45 million in 2001 and 2002. Changing positions, market volatilities and correlations are reasons for the permanently changing risk profile within the prescribed highs and lows. The limit utilization was within the approved limits over the entire period. Higher value-at-risk in the second half of 2002 was caused by larger interest rate positions, especially within our Asset/Liability Management activities. This positioning allowed us to take advantage of the mid-term interest rate trend in major currencies.

Asset/Liability Management

The Asset/Liability Management department within our International Markets/Treasury department focuses mainly on the management of interest risk arising from our customer business in relation to loans and deposits from customers. In addition, the Asset/Liability Management department takes its own strategic interest rate positions within group-wide limit parameters. A sub-committee of MARALCO is informed weekly about the positioning and the strategies of the Asset/Liability Management department.

Our profit centers are protected from market risk through a matched funds transfer pricing system applied throughout our group. The matched funds transfer pricing system distinguishes between the margins earned through our customer business and the profitability of taking certain interest rate

positions. This system is based on current market rates and is the basis for measuring the profitability of our profit centers and products, as well as our overall interest rate risk position.

Historically, our deposit base has been a relatively stable and reliable source of funding for us. Within our funds transfer pricing system, we forecast the on-average expected maturities for our deposits as well as for our variable interest rate loans to customers. Structural mismatches are reflected in the interest rate position of the bank and the result of the maturity transformation is shown in the net interest income of the bank.

We use the value-at-risk method to measure market risk in our banking book in the same manner that we use it to calculate value-at-risk in our trading book. Given the special significance and complexity of our domestic customer business, the value-at-risk calculation is complemented by a regular analysis of net interest income. The analysis is based on simulations that provide indications of net interest income volatility. The simulation takes various factors into account, including the business volume as of the reporting date, assumptions regarding new business, demand behavior (interest rate elasticity) and general developments affecting margins in major market segments. The simulation enables us to identify risks in our domestic customer business at an early stage.

A comprehensive analysis of our group's interest rate risk for 2002 showed the following interest rate sensitivities for our trading and non-trading activities, which estimate the effects of an increase of one basis point on the market values of our interest-bearing assets and liabilities as well as off-balance sheet derivatives:

	As of March 31, 2002					
	-1Y	1Y-2Y	2Y-4Y	4Y-7Y	7Y-	Total
			in EUR			
EUR	-513,557	-53,257	292,745	-716,536	-495,074	**-1,485,679**
USD	-356,547	-147,937	1,748	189,056	-86,103	**-399,783**
CHF	-98,524	-97,944	15,929	-12,670	-5,956	**-199,165**
PLN	3,200	13,233	15,128	3,424	20,424	**55,409**
Other	-236,446	-64,273	45,149	-1,174	-39,143	**-295,887**
Total	**-1,201,874**	**-350,178**	**370,699**	**-537,900**	**-605,852**	**-2,325,105**

	As of June 28, 2002					
	-1Y	1Y-2Y	2Y-4Y	4Y-7Y	7Y-	Total
			in EUR			
EUR	-14,980	847,971	120,258	-1,098,280	-305,450	**-450,481**
USD	151,681	-96,613	37,448	-120,143	93,791	**66,164**
CHF	-138,488	-22,998	8,189	-7,223	-35,421	**-195,941**
PLN	26,754	-24,386	20,790	-29,495	4,448	**-1,889**
Other	-219,302	-17,223	13,641	62,166	-28,423	**-189,141**
Total	**-194,335**	**686,751**	**200,326**	**-1,192,975**	**-271,055**	**-771,288**

	As of September 30, 2002					
	-1Y	1Y-2Y	2Y-4Y	4Y-7Y	7Y-	Total
			in EUR			
EUR	34,739	-401,277	82,320	-851,336	-930,348	**-2,065,902**
USD	125,457	-209,847	91,233	-86,605	-40,754	**-120,516**
CHF	-147,924	-2,595	2,730	625	-31,892	**-179,056**
PLN	21,211	-24,498	-1,256	-47,630	17,790	**-34,383**
Other	-216,478	-16,216	-109,411	109,955	9,550	**-222,600**
Total	**-182,995**	**-654,433**	**65,616**	**-874,991**	**-975,654**	**-2,622,457**

	As of December 31, 2002					
	-1Y	1Y-2Y	2Y-4Y	4Y-7Y	7Y-	Total
			in EUR			
EUR	-569,158	137,328	422,124	-594,862	-915,961	**-1,520,529**
USD	122,441	-35,931	-93,876	121,459	36,547	**150,640**
CHF	-169,948	6,890	3,478	6,114	-54,128	**-207,594**
PLN	-68,449	-34,588	-44,770	-94,511	33,924	**-208,394**
Other	-153,786	56,606	-21,984	53,196	56,903	**-9,065**
Total	**-838,900**	**130,305**	**264,972**	**-508,604**	**-842,715**	**-1,794,942**

For purposes of these tables, "-1Y" means less than one year, "7Y-" means over seven years, and the other column headings indicate the ranges of years between one and seven for which we have prepared interest rate sensitivities for our trading and non-trading activities. In addition, CHF means Swiss Franc.

Liquidity Risk

We manage our liquidity situation to ensure that sufficient liquidity is available to meet our commitments to our customers, both in respect of demand for loans and repayments of deposits, and to satisfy our own cash flow needs.

Issues regarding our liquidity situation are covered by MARALCO and closely monitored by the Asset/Liability Management and the Risk Management departments. In our approach to liquidity risk

management, we attempt to avoid concentrations of our funding facilities, observe the current liquidity situation and decide upon new issues and the pricing for our assets and credit business. We also have a liquidity policy in place that describes our liquidity limits and includes a liquidity contingency plan. The contingency plan defines the responsibilities and procedures to be taken in case of a liquidity crisis. These measures include obtaining additional funding and using committed credit lines, as well as communicating with central bank authorities and the general public.

Our Market Risk Control departments report to the Management Board regarding our liquidity situation via MARALCO. Minimum liquidity ratios, which have to be maintained in accordance with our internal liquidity policy, are defined as the cumulative inflows for a certain period of time divided by the cumulative outflows for the same period of time. In addition to medium and long-term limits based on minimum liquidity ratios, overnight liquidity limits need to be observed as well as regulatory requirements in Austria and in the different CEE countries in which we operate.

A funding plan that includes all funding requirements and sources for the current year is regularly presented by the Asset/Liability Management department to MARALCO. We have a stable and diversified funding base of customer deposits, our own issues of medium- and long-term debt securities and broadly diversified short term borrowing in the international markets.

Operational Risk

In line with the proposed Basel II banking regulatory reforms, we define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk. Examples of events that are included under this definition of operational risk are losses from fraud, computer system failures, settlement errors, model errors or natural disasters. To classify this broad risk type, we use various categories which track those of Basel II and provide a basis for loss data collection and risk calculation.

Framework and Monitoring Systems

An effective monitoring process is essential for adequately managing operational risk. Regular monitoring activities can offer the advantage of quickly detecting and correcting deficiencies in the policies, processes and procedures for managing operational risk. Promptly detecting and addressing these deficiencies can substantially reduce the potential frequency and/or severity of a loss event.

We currently monitor our operational risk on a group-wide basis. To this end, we have implemented in Austria and Poland an Intranet framework for operational risk management, called "inFORM." We expect to roll out this system to other banking subsidiaries in the CEE region in 2003. Apart from our roll out plans for the current version of inFORM, which is mainly focused on loss data collection, we are developing two future releases of inFORM that will implement a group-wide operational risk reporting system and define key risk indicators. Generally, our goal is to develop this Intranet solution into a central communication platform used for obtaining sector-specific loss data and quality scores as well as providing consistent information to our various divisions and the Management Board. We expect that this will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

We are focused on the implementation of a process to regularly monitor our operational risk profiles and material exposures to operational losses. Our systems calling for the regular reporting of information to senior management and the Supervisory Board will also support the proactive management of operational risk, which the Basel II Committee has required in its "sound practices" paper.

Apart from a regular exchange of ideas and concepts among our risk controlling departments and those of HVB Group, we are working closely with the HVB Group to model operational risk. We are planning to establish a joint working group to develop, evaluate and introduce several different risk calculation methods. In addition, the loss data collected in our group will be regularly transferred to the central loss database at HypoVereinsbank to allow for HVB Group-wide risk analysis.

Operational Risk Management Strategies

In analyzing and managing our operational risk for our Austrian operation as well as all our domestic and CEE subsidiaries (especially BPH PBK), we focus on the development of the following tools which can be used to identify and assess operational risks:

- Collection of loss data.
- Assessment of the risks in our operations and activities against a menu of potential operational vulnerabilities. We are doing this on the basis of checklists and interviews as we attempt to identify strengths and weaknesses in our operational risk environment.
- Increasing the use of risk indicators, statistics and/or metrics, primarily financial, in order to provide insight into our risk position. We intend to review such information on a periodic basis to assemble information concerning changes that may raise risk concerns, such as the number of failed trades, staff turnover rates and the frequency and/or severity of errors and omissions.
- Enhanced risk calculation.

Central to the successful implementation of methods and tools for the management of operational risks is the establishment of an adequate organizational structure. To this end, we have appointed OpRisk Managers in all of our business units and subsidiaries. The main duties of the OpRisk Managers are to support loss data collection efforts, provide user training for our Intranet application inFORM, maintain quality control and deliver feedback for improvements of risk controls and key risk indicators. Local risk managers are also responsible for taking measures to reduce, prevent or take out insurance against, operational risks. The quality of the operational risk management in the bank relies very much on the knowledge and motivation of the OpRisk Managers. In addition, the central risk control department defines operational risk management methods, measures and analyzes operational risks, develops and updates a rule book governing operational risk management and monitors developments in the Basel II process. It works in close coordination and cooperation with other central units including our internal audit, compliance and legal departments as well as our payment processing and settlement units.

We seek to minimize the operational risk associated with our communication, information and settlement processes through a number of measures concerning data security, confidentiality and integrity of stored data and access authorization systems, as well as through staff training programs. In addition, we engage in the development of back-up systems and emergency plans. Despite these measures, our computer systems, like any such systems, may be subject to malfunction. For example, in February 2003 we experienced a software malfunction that made electronic account information and payment processing unavailable for one day. We were able to manually process enquiries and payment instructions from customers who came to our branch offices. However, retail customers were prevented from accessing our Internet site and certain automated teller machines for a period of time.

Settlement Risk

Settlement risk arises whenever the exchange of cash, securities or other assets is not simultaneous. It occurs when delivery of such assets has occurred, but payment has not yet been made. Our trading activities may give rise to such risk at the time of settlement of those trades. We establish settlement limits for all individual transactions in order to mitigate settlement risk and avoid concentrations on a certain payment date. We monitor these settlements limits, as well as the cash payments that we receive, and compare them to the expected payments from trading activities on a timely basis.

For securities transactions, we mitigate settlement risk by closing transactions through a clearing agent that effectively acts as a stakeholder for both parties, only settling the trade once each party has fulfilled its side of the transaction. Such settlement is commonly termed "delivery versus payment" settlement.

Real Estate

As of December 31, 2002, we owned land and buildings with a total book value of EUR 760 million, with land and buildings used for banking operations accounting for EUR 742 million. Among the buildings owned by our company or its subsidiaries are the five buildings in Vienna at Am Hof 2,

Schottengasse 6, Vordere Zollamtsstrasse 13, Lassallestrasse 5 and Julius-Tandler-Platz 3, which constitute our administrative headquarters.

In 1999, we transferred ownership of a substantial portion of our real estate used by third parties to a holding company wholly owned by a private foundation, the Immobilien Privatstiftung. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded."

In accepting properties in the CEE region as security for loans, we seek to bear in mind that lax or non-existent environmental standards in Central and Eastern Europe during the past century resulted in significant contamination issues in many areas. There can be no assurance that properties against which we lend, or borrowers to whom we lend, will not be adversely affected by such contamination and related environmental issues. Foreclosure on such properties may bring with it environmental liability risks.

Investment Policy

As a financial services provider, our company focuses its investment activity predominantly on financial assets. The following table sets forth our group's payments for purchases of investments, property and equipment and intangible assets for the three years ended 2000, 2001 and 2002, as well as for the three-month period ended March 31, 2003:(1)

	Three-month period ended March 31, 2003	Year ended December 31,		
		2002	2001	2000
	in EUR million			
Payments for purchases of:				
Investments	352	7,540	4,155	7,670
Property and equipment, intangible assets	66	449	865	320
Total	**418**	**7,989**	**5,020**	**7,990**

(1) Amounts based on our cash flow statements for the periods indicated.

Payments for purchases of investments were exceptionally low in 2001 due to our transfer to HypoVereinsbank of substantially all our operations outside Austria and the CEE region in accordance with our Bank of the Regions Agreement with HypoVereinsbank. The increase in additions to property and equipment and intangible assets from 2000 to 2001 relates to goodwill resulting from the acquisition of PBK, BPH, Schoellerbank and the HVB Group entities in Hungary, the Czech Republic and Slovakia.

Most of our purchases of investments have been of held-to-maturity debt securities and available-for-sale securities such as shares in other companies, fixed-income securities, stock and other non-fixed-income securities. In recent years, only a small amount of our payments for purchases of investments has been for shares in affiliated/unconsolidated subsidiaries and interests in companies accounted for under the equity method.

Our investments in property, equipment and intangible assets consist mainly of investments in land and buildings used for our banking operations, as well as purchases of investment properties not relating to our banking business, which we hold to earn rental income and/or for capital appreciation. Intangible assets include goodwill as well as other intangible assets, especially investments in new software in connection with our major "Heureka" and "Banking for success "projects. This also includes costs for the development of consistent group software that we capitalized in accordance with IAS 38.

Legal Proceedings

Our company and its subsidiaries are involved in a number of legal proceedings that have arisen in the ordinary course of our business. We discuss below a number of pending and threatened lawsuits and investigations in which our subsidiaries or we are involved. Other than as discussed below, we do not expect the legal proceedings in which we are involved or with which we have been threatened to have a material adverse effect on our business or consolidated financial position. We note, however, that the outcome of legal proceedings can be extremely difficult to predict with certainty, and we offer no assurances in this regard.

- We are engaged in litigation with former and current employees relating to a 1999 restructuring of our pension plans.

  In 1999, the former Bank Austria AG, the former Creditanstalt AG and other Austrian savings institutions converted their pension plans for employees retiring in 2000 and later years from direct defined benefit arrangements into defined contribution arrangements using pension funds as benefit providers. The great majority of the then active employees of Bank Austria AG and Creditanstalt AG were affected by the conversion, either as a result of savings bank sector and company-specific collective bargaining arrangements or as a result of individual election. For employees, participation in the conversion meant that their right to receive a defined company pension directly from us following retirement was converted into a right to a share of the assets (and hence the investment performance) of the pension funds.

  Bank Austria AG and Creditanstalt AG contributed approximately EUR 690 million to two external pension funds in consideration for their assumption of the pension liabilities for the service periods of the affected employees before January 1, 2000. For service periods after that date, Bank Austria AG and Creditanstalt AG agreed to make periodic defined contributions to the pension funds. Approximately 60 of our company's employees elected not to participate in the conversion and so continue to be covered by our defined benefit plan arrangements.

  The pension plan arrangements of employees who retired before January 1, 2000 were unaffected by the conversion.

  The worldwide decline in equity markets since 1999 has caused the performance of the pension funds to fall significantly below the funds' forecasts. Employees who have retired or who plan to retire over the next few years claim that we should compensate them for the loss they have suffered as a result of the underperformance of the pension funds. Some former and current employees have initiated litigation seeking to recover from us any present or future shortfalls in their pension payments from the pension funds determined by reference to what their defined benefit claims would have been had the conversion not occurred. Furthermore, in relation to the same matter, the Austrian Union Association (*Österreichischer Gewerkschaftsbund*) has initiated litigation against the Austrian Savings Bank Association (*Sparkassenverband*), seeking to obtain declaratory judgment on the illegality of the conversion and transfer of the pension obligations.

  We are convinced that the transfer of the pension obligations was carried out in full compliance with applicable legal requirements. The business model of the public pension funds was approved by the Austrian Financial Market Authority.

  At present, we consider the risk that a court will order us to guarantee a certain pension level for all employees affected by the conversion to be remote. If, however, we were ordered to guarantee pension levels for all employees who worked with us before the conversion at pre-conversion levels, the costs to us could be material, depending on the investment performance of the pension funds, mortality rates and other factors. We cannot rule out the possibility that employment courts will grant some compensation awards, particularly to employees who were close to retirement when the conversion occurred.

  In 2002, in accordance with savings bank sector collective bargaining agreements, we made a one-time EUR 7.3 million payment to the two external pension funds to partially offset pension reductions for employees who retired between 2000 and 2002. As a result of this payment, as well as the release of certain funding reserves that had been established within the pension funds, the excess of the amount that would have been paid under the pre-2000 program over the amount available under the new arrangements was significantly reduced for most of the affected employees. These adjustments do not insulate plan participants against future investment losses.

- In 1993, Bank Austria (Schweiz) Aktiengesellschaft ("BACH"), then a subsidiary of the former Bank Austria AG, was named as a defendant in an action brought by Treuhandanstalt Berlin, the predecessor of the German Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS"). One of the claims in the action is that BACH participated in the embezzlement of funds. BvS seeks damages in the amount of approximately EUR 128 million plus interest at the rate of 5 per cent per annum. We believe the claim is without merit. We have agreed to indemnify BACH for any losses or expenses that it may suffer as a result of this action, the resolution of which is anticipated to take several years. This indemnification remains in effect following our divestiture of our interest in

BACH in early 2001. We have established a provision to cover the out-of-pocket costs of contesting the litigation.

- According to press reports, the governor (*Landeshauptmann*) of the Austrian province of Burgenland has announced that the province is preparing to commence a lawsuit against us claiming damages of up to EUR 150 million in the wake of a financial crisis affecting Bank Burgenland, a regional bank for which the province provides a deficiency guarantee. The reports indicate that the suit might also include the Republic of Austria and Austrian bank supervisory authorities as co-defendants for alleged lapses in regulatory supervision.

  We formerly held a 34% equity interest (43% voting) in Bank Burgenland and provided financing to Bank Burgenland including in the form of the repurchase transaction described below. In 2000, a fraud involving the former chief executive officer of Bank Burgenland and the owner of a group of companies that in aggregate constituted Bank Burgenland's largest borrower threatened to cause Bank Burgenland's collapse. We supported Bank Burgenland's rescue by converting approximately EUR 200 million of our outstanding credits into contingent payment claims (*Besserungskapital*) and extending revolving credit lines for the ongoing refinancing of Bank Burgenland. The province of Burgenland agreed to guarantee unconditionally the contingent payment claims, which are scheduled to be repaid in seven annual tranches beginning in 2004. As part of the rescue package, we transferred our entire ownership interest in Bank Burgenland to the province of Burgenland for less than one Euro. A Bank Austria employee who sat on the 15-member Bank Burgenland supervisory board consequently withdrew from that position.

  The losses of Bank Burgenland for which the province bears financial responsibility are substantial relative to the size of the province's annual budget. According to press reports, the province's governor alleges that because of the size of our former shareholding in Bank Burgenland, we should bear a portion of the losses. Moreover, the province of Burgenland reportedly alleges that if a repurchase transaction that our subsidiary, Bank Austria Handelsbank AG, entered into with Bank Burgenland in May 1996, but before Bank Burgenland closed its books for 1995 and which allegedly enabled Bank Burgenland to finalize its 1995 financial statements, had not been entered into, the fraud would have been detected earlier and the losses that the province must bear as guarantor would be smaller.

  We believe there is no legal foundation for a claim by the province or Bank Burgenland against us, and plan to contest vigorously any action that might be brought against us in this regard.

- For several years, seven other large Austrian banks and we have been the subject of antitrust proceedings before the European Commission. The European Commission alleges that the other banks and we violated European Union law by colluding as part of the so-called "Lombard Club" to fix interest rates, prices for various retail banking products and other business terms.

  On June 11, 2002, the European Commission imposed fines on us and the other banks for alleged participation in what the Commission found to have been a cartel in violation of Article 81 of the EC Treaty. The fine imposed on Bank Austria Creditanstalt AG was EUR 30.4 million. We filed an appeal with the European Court of First Instance against the Commission's decision seeking to have the decision reversed or to have the fine reduced. We have established provisions to cover the costs of the litigation and the amount of the fine.

  Although the amount of the penalty is not material to our financial position or results of operations, the confirmation of the decision of the Commission by the European Court of First Instance could have a negative impact on our reputation among customers in Austria and elsewhere, which could in turn adversely affect us.

  Following the Commission's decision, criminal investigations (*Vorerhebungen*) were opened in Austria against several board members of the affected Austrian banks, including our former Chief Executive Officer who is now Chairman of our Supervisory Board. We believe that these criminal investigations are unfounded.

  Certain consumer protection associations and politicians within Austria have announced that claims for damages against the banks involved in the "Lombard Club" decision, including us, are under consideration. We understand that, as a legal matter, it is uncertain whether a violation of Article 81 of the EC Treaty or of the Austrian laws that provide the basis for the criminal investigations may give rise to private claims for damages by individual customers. Through the

date of this Offering Circular, no actions have been filed against us on this basis. We would consider such actions to be without merit for a variety of reasons. Adverse publicity relating to the Commission's findings, the criminal investigation or related litigation, however, may lend impetus to the presentation of claims based on the consumer protection law theories discussed below.

- Austrian consumer protection associations have alleged that banks in Austria have been charging their customers excessive interest and fees in contravention of Austrian consumer protection laws. Whether and to what extent such claims are justified depends on the individual circumstances and various legal issues which to date have not been finally resolved by the courts. As a result, it is not possible to give a reliable estimate of the extent to which such claims may lead to repayments to customers by Austrian banks. Like most other Austrian banks, we have been over the past few years repeatedly confronted with such claims from individual customers. We have adopted a policy of discussing and reviewing individual claims and seeking a mutually acceptable solution for each relevant consumer. Through the date of this Offering Circular, we were not a defendant in any litigation regarding such claims. Neither the number of claims made by our customers nor the amounts involved has increased significantly lately. Another Austrian bank is currently involved in litigation relating to the over-charging allegations. If that bank loses that litigation, attendant controversy and publicity may lead to an increase in the number of claims made by customers against us and may provoke some form of regulatory or legislative reaction that could adversely affect us. Depending on the circumstances, the adverse effects associated with these claims and associated reactions could be material to us on a cumulative basis.

- A number of other Austrian and European banks and we are defendants in a U.S. class action lawsuit alleging anti-competitive behavior. The U.S. District Court for the Southern District of New York dismissed this lawsuit on the basis of lack of subject matter jurisdiction in November 2001. The District Court's decision has been appealed by the plaintiffs.

- In December 2002, we were named (among others) as defendant in an action brought by Constellation 3D, Inc. (a debtor in Chapter 11 proceedings) in the U.S. Bankruptcy Court for the Southern District of New York. The plaintiff is claiming from us an amount of up to USD 45 million as compensation for offences allegedly committed in connection with a loan contract between the pre-petition principal shareholder of the Plaintiff and a prospective investor. The charges include, among others, negligent misrepresentation and fraud. We believe that the claims are without merit. A provision to cover the out-of-pocket costs of the litigation has been established.

- Two criminal investigations are underway in Russia concerning alleged tax evasion and illegal entrepreneurial activity purportedly engaged in by a former indirect subsidiary of our company during the period of our ownership (mid-1996 to 2000). The investigations also concern a company in which our subsidiary had an approximately 25% shareholding. We understand that the relevant investigators believe they have a basis for referring their findings to a court for prosecution and a basis for claiming overdue tax and penalties. We cannot exclude the possibility that an attempt would be made by the relevant tax authorities or the buyer of the subsidiary to claim that our intermediate subsidiary or we should bear all or part of the alleged overdue taxes, interest and penalties, although we do not believe that we should have any liability in this regard.

- In April 2002, B.I.I. Creditanstalt International Bank Ltd. (Cayman Islands) initiated provisional liquidation proceedings in the Cayman Islands due to losses incurred in the financial crisis in Argentina. We owned a 50% interest in the company at the time. In December 2002, a scheme of arrangement for the Cayman Islands company was accepted by its creditors. Some purported creditors of the company, and some attorneys who did not identify their purported clients, have informed us or HypoVereinsbank, or both, that they are of the opinion that we and certain other parties can be held liable under Argentine law for the Cayman Islands company's unpaid liabilities. Through the date of this Offering Circular, none of the creditors of the company had raised a specific claim or initiated litigation against us.

  To reduce uncertainties and avoid potential litigation cost and distraction, HypoVereinsbank has offered to the creditors of the Cayman Islands company as part of the scheme of arrangement to enter into an assignment and release agreement, whereby the participating creditors would waive all claims against us and certain other parties. At this time, the estimated maximum amount of creditor claims that are not covered by the assignment and release is USD 85 million. This amount will be reduced by any proceeds of the liquidation procedure of the Cayman Islands company distributed to the relevant creditors.

OUR HISTORY IN BRIEF

Our company combines the operations of the former Bank Austria AG and its subsidiaries and the operations of the former Creditanstalt AG and its subsidiaries. It also includes operations formerly conducted by HypoVereinsbank in Austria and Central and Eastern Europe.

Former Bank Austria AG

Bank Austria AG was formed in 1991 through the merger of Zentralsparkasse und Kommerzialbank AG ("Z-Bank AG") and Österreichische Länderbank AG. The City Council of Vienna had founded the predecessor of Z-Bank AG, Zentralsparkasse und Kommerzialbank ("Z-Bank"), in 1905 as a savings bank. Under law, the City of Vienna provided a deficiency guarantee for all the obligations of Z-Bank. In 1990, Z-Bank contributed its operations to Z-Bank AG and changed its name to Anteilsverwaltung-Zentralsparkasse ("AVZ"). As a result of the 1991 merger, AVZ became the controlling owner of the merged bank. AVZ continued to have a significant shareholding in Bank Austria AG up to the time of the acquisition of our shares by HypoVereinsbank. On April 18, 2001, AVZ was transformed into a private foundation, the Privatstiftung zur Verwaltung von Anteilsrechten ("AVZ-Stiftung") (see "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with the AVZ-Stiftung—The Statutory Guarantees"). Because of this historical relationship between us and AVZ, the continuing responsibility of AVZ-Stiftung for all of our obligations, and the continuing responsibility of the City of Vienna through AVZ-Stiftung for certain indebtedness of our company, AVZ-Stiftung holds 10,000 registered shares of our equity capital. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with the AVZ-Stiftung."

Integration of Our Company into the HVB Group

In 2000, we became part of the HVB Group. The acquisition of our company's shares by HypoVereinsbank was effected in several steps involving the former Bank Austria AG ("BA-Old") and three of its wholly owned subsidiaries: Creditanstalt AG, Sparkasse Stockerau AG ("Sparkasse Stockerau") (registered on October 12, 1996) and Bank Austria Creditanstalt International AG ("BACAI").

Initially, BA-Old contributed its 100% stake in Creditanstalt AG to Sparkasse Stockerau in exchange for newly issued shares of Sparkasse Stockerau. Thereafter, BACAI was merged into Sparkasse Stockerau in exchange for the issuance to BA-Old of new shares of Sparkasse Stockerau. Next, by way of a demerger, BA-Old transferred all of its business operations and most of its participations into Sparkasse Stockerau and Sparkasse Stockerau assumed substantially all assets and liabilities of BA-Old. As a result, BA-Old was transformed into a holding company with the stake in Sparkasse Stockerau constituting its main asset.

Subsequently, BA-Old changed its name to "BA Holding AG" and Sparkasse Stockerau changed its name to "Bank Austria AG".

In December 2000, BA-Old transferred its stake in Bank Austria AG as a contribution in kind to HypoVereinsbank in exchange for newly issued shares of HypoVereinsbank. As a result, Bank Austria AG became a subsidiary of HypoVereinsbank, and BA-Old became a shareholder of HypoVereinsbank holding approximately 22% of HypoVereinsbank's issued share capital.

In February 2001, BA-Old was merged into Bank Austria AG (the former Sparkasse Stockerau, which was the surviving entity). Following the merger, the shareholders of BA-Old received one HypoVereinsbank share in exchange for each BA-Old share. Upon completion of the transaction, the former BA-Old shareholders held approximately 22% in HypoVereinsbank, and HypoVereinsbank held more than 99% in Bank Austria AG.

In connection with this business combination, we agreed to acquire substantially all the operations of HypoVereinsbank in Austria and the CEE region, and to transfer to HypoVereinsbank substantially all our operations outside those areas.

Merger of Our Company With Creditanstalt AG

BA-Old had acquired full ownership of Creditanstalt AG in 1998, following the acquisition of a 48.6% interest from the Republic of Austria in March 1997. Creditanstalt AG was incorporated as an Austrian

joint stock company, Österreichische Credit-Anstalt für Handel und Gewerbe, in 1855. In 1939, after a series of takeovers, it assumed the name "Creditanstalt-Bankverein". In 1946, in the course of an extensive post World War II reorganization of the industry and banking sector, Creditanstalt AG was nationalized. Starting in 1957, shares in Creditanstalt AG were offered to the public.

We formally merged Bank Austria AG (the former Sparkasse Stockerau) and Creditanstalt AG in August 2002.

On August 13, 2002, our company changed its name to "Bank Austria Creditanstalt AG."

MANAGEMENT AND EMPLOYEES

Management

Like all Austrian stock corporations, our company has a two-tier board system. The Management Board (*Vorstand*) is responsible for our day-to-day management and the representation of our company with respect to third parties. The Supervisory Board (*Aufsichtsrat*) appoints and removes the members of the Management Board and supervises the Management Board's activities. The Supervisory Board may not make management decisions itself. However, pursuant to the Austrian Stock Corporation Act (*Aktiengesetz*) and the Articles of Association (*Satzung*) of our company, the consent of the Supervisory Board must be obtained for certain actions. See "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG—Management Board and Supervisory Board."

The Management Board must submit regular reports on our business operations and our financial condition to the Supervisory Board. The Supervisory Board is also entitled to request special reports on any of our activities. The members of the Management Board effectively act as our executive officers. The Stock Corporation Act prohibits simultaneous membership on both the Management Board and the Supervisory Board.

The members of our Management Board and our Supervisory Board may be reached at our company's business address (Bank Austria Creditanstalt AG, Vordere Zollamtsstrasse 13, A-1030 Vienna).

Management Board

The following information lists the current members of our Management Board and indicates the area in which each member focuses and the positions they hold in companies that are not part of the consolidated Bank Austria Creditanstalt Group. Certain members of the Management Board have positions in various companies that are part of our group.

Name	Title/Area of Focus
Karl Samstag	Chairman and Chief Executive Officer
Friedrich Kadrnoska	Deputy Chairman, Equity Holdings Management, CEE, Human Resources
Willibald Cernko	Retail & Corporate Banking Austria, Asset Management
Helmut Gropper	Chief Financial Officer, Group Finance
Wolfgang Haller	Chief Operating Officer, Organization & IT
Dr. Erich Hampel	Risk Management
Wilhelm Hemetsberger	International Markets
DDr. Regina Prehofer	International Corporates and Real Estate

Karl Samstag, born in 1944, was appointed Chairman of the Management Board and Chief Executive Officer of our company as of April 1, 2003. Since 1991, he was a member of the management board of Bank Austria AG, and from 1995 served as Deputy Chairman and Deputy Chief Executive Officer with responsibility for domestic and multinational corporate customers. With the merger of Creditanstalt AG into Bank Austria AG in August 2002, he became a member of the Management Board of Bank Austria Creditanstalt AG. Following his graduation from Junior Commercial College and subsequent studies at the University of Economics and Business Administration in Vienna, Mr. Samstag began his professional career at Zentralsparkasse and Kommerzialbank ("Z-Bank"), Vienna, in 1965. At Z-Bank, he was appointed Head of the Special Financing department and assumed responsibility for the banking operations in the province of Upper Austria in 1987. From 1989 to 1991, he was a member of the management board of Z-Bank, responsible for its entire commercial lending business. Mr. Samstag's current term on the Management Board expires on April 3, 2005.

Mr. Samstag holds the following positions outside our consolidated group: He is a supervisory board member at Kommunalkredit Austria AG, Investkredit Bank AG, Oesterreichische Kontrollbank AG, Allgemeine Baugesellschaft-A.Porr AG, Oberbank AG, VAMED AG, WIENER STÄDTISCHE Allgemeine Versicherung AG. He also holds non-executive directorships at AVZ Kapitalgesellschaft GmbH (advisory board) and B&C Holding GmbH (advisory board), and is a board member of the Bank Austria Kunstforum as well as the Privatstiftung zur Verwaltung von Anteilsrechten ("AVZ-Stiftung").

Friedrich Kadrnoska, born in 1951, was appointed Deputy Chairman and Deputy Chief Executive Officer of our company as of April 1, 2003, responsible in particular for the CEE business division. Since 1995, he was a member of the management board of Bank Austria AG, and following the merger of Creditanstalt AG into Bank Austria AG in August 2002, he became a member of the Management Board of Bank Austria Creditanstalt AG. Mr. Kadrnoska graduated from the University of Economics and Business Administration in Vienna in 1974 and joined Z-Bank in 1976, starting in the planning and marketing coordination department. In 1980, Mr. Kadrnoska joined the Equity Interests department, working as assistant to the Chairman of the management board of Z-Bank. He was appointed Head of the Equity Interests and Special Financing department in 1984. In 1990, he was appointed Head of the Strategic Equity Interests management division of Z-Bank, and following the merger with Österreichische Länderbank Aktiengesellschaft in 1991, he held the same position with Bank Austria AG. Mr. Kadrnoska's current term on the Management Board expires on April 3, 2005.

Mr. Kadrnoska holds the following positions outside our consolidated group: He is a supervisory board member at Investkredit Bank AG, Oesterreichische Kontrollbank AG, Wiener Börse AG, Wienerberger AG and Österreichisches Verkehrsbüro AG. He also holds a non-executive directorship at AV-Z Kapitalgesellschaft GmbH (advisory board) and is a board member of the AVZ-Stiftung.

Willibald Cernko, born in 1956, was appointed a member of our Management Board as of April 1, 2003. He is responsible for the Domestic Private Customers and Professionals, Domestic Corporate Customers and Asset Management business divisions. Following his graduation from the Export Academy of the University of Economics and Business Administration in Vienna, he began his professional career at the Raiffeisenkasse Obdach-Weißenkirchen in 1983. He joined Creditanstalt AG in 1985 where he worked in corporate banking. In 1996, he became Deputy Head, and in 1998 Head of the Corporate Banking management division of Creditanstalt AG. In October 2000, he became Head of the Corporate Customers management division and in April 2002 head of the CEE management division of Bank Austria AG. Mr. Cernko's current term on the Management Board expires on March 31, 2008.

Mr. Cernko holds the following positions outside our consolidated group: He is a supervisory board member at Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG and Stahl Judenburg GmbH.

Helmut Gropper, born in 1955, was appointed a member of our Management Board as of April 1, 2003, and is responsible for Group Finance. From 1999 until January 2003, he was a member of the Supervisory Board of HypoVereinsbank. Mr. Gropper studied law at the University of Augsburg, Germany, and in 1982 joined the legal service of the budget department of the Bavarian State Ministry of Finance. In 1986 he joined LFA Förderbank of Bavaria, and in 1988 he joined the Christian Social Union party parliamentary group of the Bavarian State Parliament, working as an expert for budget and economic policy. In 1990, he joined the Bavarian State Ministry of Finance, heading the Office of the Minister, and from 1993 to 1996 lead the Policy Department. Mr. Gropper was appointed Head of the Real Estate and Organization Department in 1996 and in 1998 became Head of the Budget Department, also acting as Deputy Chief Officer of the Bavarian State Ministry of Finance. Mr. Gropper's current term on the Management Board expires on March 31, 2008.

Mr. Gropper does not hold positions outside our consolidated group.

Wolfgang Haller, born in 1951, was appointed Chief Operating Officer, responsible for Organization and IT, as of April 1, 2003. Since 1997 he was a member of the management board of Bank Austria AG, until March 2001 responsible for organization and information technology, and from April 2001, responsible for private customers and professionals. Following the merger of Creditanstalt AG into Bank Austria AG in August 2002, he became a member of the Management Board of Bank Austria Creditanstalt AG. He finished his studies of business administration at the University of Linz in 1975 and began his professional career at Allgemeine Sparkasse Linz. In 1983 he was appointed to the management board of Sparkasse Niederösterreich West. From 1991 to 1997 he was a member of the management board of Allgemeine Sparkasse Oberösterreich. Mr. Haller's current term on the Management Board expires on April 3, 2005.

Mr. Haller holds the following positions outside our consolidated group: He is a supervisory board member at HVB Systems GmbH and HVB Informations-Verarbeitungs-GmbH and a member of the divisional board (Operations) of HypoVereinsbank.

Dr. Erich Hampel, born in 1951, is responsible for Group Risk Management. Since 2000, he was a member of the management board of Bank Austria AG, responsible for risk management, and he

became a member of the Management Board of Bank Austria Creditanstalt AG in August 2002 through the merger of Creditanstalt AG into Bank Austria AG. From 1997 to 2002, he also was Chairman of the management board of Creditanstalt AG. After graduating from the University of Economics and Business Administration in Vienna with a doctorate in 1975, he joined Citibank (Austria) AG. In 1977, he joined Österreichische Postsparkasse and in 1986 he was appointed Governor of Österreichische Postsparkasse and Chairman of the Board of P.S.K. Beteiligungsverwaltungs AG. Dr. Hampel's current term on the Management Board expires on April 3, 2005.

Dr. Hampel holds the following positions outside our consolidated group: He is a supervisory board member at Bausparkasse Wüstenrot AG, Oesterreichische Kontrollbank AG, Donau Chemie AG, Österreichische Lotterien GmbH AG, Semperit AG Holding, Österreichisches Verkehrsbüro AG and Oberbank AG.

Wilhelm Hemetsberger, born in 1958, is responsible for the International Markets business segment and has been a member of our Management Board since August 2002, and before that a member of the Management Board of Bank Austria AG since February 2001. From January 2002 to May 2003, he was also a member of the Divisional Board of HypoVereinsbank, responsible for the fixed income and foreign exchange business. Following his graduation in economics from the University of Vienna and post-graduate studies at the Paul Nitze School of Advanced International Studies, Bologna, and at Johns Hopkins University, Baltimore, he began his professional career in 1988 as fund manager at Sparinvest KAG, Vienna. In 1990 he was appointed Head of Equity Trading and Sales of Girocredit and Bank der Sparkassen, Vienna. From 1994 to 1996 he worked as Head of the European Structured Derivatives department at Citibank International plc, London. Between 1996 and 1998 he was Head of Emerging Markets Equity Derivatives at the same bank. In 1998, he was appointed Chief Executive Officer of CA IB Investmentbank AG, Vienna. Mr. Hemetsberger's current term on the Management Board expires on April 3, 2005.

Mr. Hemetsberger holds the following position outside our consolidated group: He is a supervisory board member at Fördergesellschaft für Börsen und Finanzmärkte in Mittel- und Osteuropa mbH.

DDr. Regina Prehofer, born in 1956, was appointed a member of the Management Board of our company as of April 1, 2003. She is responsible for our International Corporates and Real Estate business division. She studied economics and law at the University of Economics and Business Administration in Vienna and the University of Vienna. In 1980 she graduated with doctorates from both universities. After completion of her legal training at court, she began her professional career in 1981 at Oesterreichische Kontrollbank AG. From 1985 to 1987 she was Deputy Head of the Legal/Export Guarantees department. In 1987 she joined Creditanstalt AG and was appointed Senior Manager and Deputy Head of Export and Foreign Investment Finance in 1990. In November 2000 she became Head of the Multinational Corporates, Corporate and Trade Finance division of Bank Austria AG. Between April 2002 and March 2003 she was Head of the Corporate Customers division. DDr. Prehofer's current term on the Management Board expires on March 31, 2008.

DDr. Prehofer holds the following positions outside our consolidated group: She is a supervisory board member at Investkredit Bank AG, Oesterreichische Kontrollbank AG, Bank für Tirol und Vorarlberg AG and Bank für Kärnten und Steiermark AG. She is also a member of the shareholder committees at Verbundplan GmbH and DCM DECOmetal International Trading GmbH.

Supervisory Board

Pursuant to Austrian law, our Supervisory Board must consist of members elected by our shareholders' meeting and employee representatives delegated by our works' council (*Betriebsrat*). The number of employee representatives shall be at least half of the number of members elected by the shareholders' meeting (rounded up to the next even figure). According to the Articles of Association of our company, the Supervisory Board consists of 11 members elected by the shareholders' meeting and six employee representatives delegated by the works' council of our company. The employee representatives on the Supervisory Board are full-time employees of our company, unlike the members elected by the shareholders' meeting.

The following table provides information concerning the current members of, and delegates to our Supervisory Board, including their year of birth, the year in which they were appointed and their current principal occupation outside our company.

Name	Member since	Principal Occupation
Gerhard Randa(1), born 1944, Chairman . . .	April 2003	Member of the Board, Bayerische Hypo- und Vereinsbank AG
Rudolf Humer, born 1944, Deputy Chairman .	November 2000	Chairman of the Board, P Beteiligungs AG
Dr. Erich Becker, born 1941	November 2000	Chairman of the Board, VA Technologie AG
Dr. Alberto Crippa, born 1942	March 2002	Representative of IntesaBci SpA
Prof. Armin Gebhard Fehle, born 1932	March 2003	Communications consultant
Dr. Stefan Jentzsch(1), born 1960	March 2002	Member of the Board, Bayerische Hypo- und Vereinsbank AG
Gerhard Mayr, M.B.A., born 1946	November 2000	Executive Vice-President, Eli Lilly & Company
Michael Mendel(1), born 1957	March 2003	Member of the Board, Bayerische Hypo- und Vereinsbank AG
Franz Rauch, born 1940	March 2003	Managing Director and Shareholder, Rauch Fruchtsäfte GmbH
Dr. Veit Sorger, born 1942	March 2002	Chairman of the Board, Frantschach AG
Dr. Wolfgang Sprißler(1), born 1945	March 2002	Member of the Board, Bayerische Hypo- und Vereinsbank AG
Hedwig Fuhrmann(2), born 1953	November 2000	Chairman of the Central Works' Council
Wolfgang Heinzl(2), born 1953	November 2000	First Deputy Chairman of the Central Works' Council
Adolf Lehner(2), born 1961	December 2000	Second Deputy Chairman of the Central Works' Council
Thomas Schlager(2), born 1948	November 2000	Third Deputy Chairman of the Central Works' Council
Heribert Kruschik(2), born 1945	March 2002	Member of the Central Works' Council
Wolfgang Lang(2), born 1948	November 2000	Member of the Central Works' Council

(1) Nominated by HypoVereinsbank.
(2) Employee representative.

The Supervisory Board members elected by the shareholders have been appointed until the end of the shareholders' meeting that resolves to formally discharge them for the 2007 financial year. The employee representatives delegated to the Supervisory Board by the works' council hold their position for an indefinite period.

The Supervisory Board maintains the following committees:

- The *Audit Committee (Ausschuss zur Prüfung und Vorbereitung der Feststellung des Jahresabschlusses)* is responsible for reviewing our annual financial statements during a meeting with our auditors in preparation for the Supervisory Board's annual meeting on the approval of our financial statements. The current members of the Audit Committee are Gerhard Randa (Chairman), Rudolf Humer (Deputy Chairman), Dr. Wolfgang Sprißler, Hedwig Fuhrmann (delegate of the works' council) and Wolfgang Heinzl (delegate of the works' council). The Stock Corporation Act requires the formation of an audit committee if the number of supervisory board members exceeds five.
- The *Committee on Management Board Matters (Ausschuss für Vorstandsangelegenheiten)* is responsible for reviewing and deciding administrative issues relating to the Management Board, such as the terms of the service contracts and other contractual arrangements between our company and members of the Management Board. The current members of the Committee on Management Board Matters are Gerhard Randa and Rudolf Humer.
- The *Credit Committee* is responsible for reviewing and deciding upon our credit exposures including our large exposures and related matters which are of special importance due to the risks attached to them or for any other reason. The current members of the Credit Committee are Michael Mendel (Chairman), Rudolf Humer (Deputy Chairman), Dr. Stefan Jentzsch, Gerhard Randa, Hedwig Fuhrmann (delegate of the works' council), and Wolfgang Heinzl (delegate of the works' council).

The members of the works' council delegated to the Supervisory Board are entitled to nominate voting members for each committee on a basis proportionate to the size of their representation on the Supervisory Board. A committee can pass resolutions if at least three of its members are present; if a committee has less than three members, all members must be present. The Credit Committee can pass resolutions, if at least half of the members, including its chairman or the deputy chairman are present. The chairman of the Supervisory Board also serves as chairman of the Audit Committee. The chairman

of the Credit Committee is a representative of the shareholders. Under a shareholders agreement between HypoVereinsbank and AVZ-Stiftung, HypoVereinsbank has the right to nominate four of the eleven shareholder-elected members of our Supervisory Board. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Framework Agreement—Shareholders Agreement."

Representatives of the Supervisory Authority

The state commissioner (*Staatskommissär*), acting on behalf of the Austrian Financial Market Authority, ensures that decisions made at our company's shareholders' meetings, Supervisory Board meetings and meetings of the Supervisory Board's committees do not violate applicable Austrian laws or regulations. See "The Austrian Banking System—Regulation and Supervision—State Commissioners."

The current state commissioner and her deputy are listed below:

Name	Position
Doris Radl	State Commissioner
Dr. Josef Kramhöller	Deputy State Commissioner

Remuneration of the Management Board

The total remuneration paid to members of our Management Board amounted to EUR 7.7 million for the year ended December 31, 2002. In addition, members of our Management Board received total remuneration of EUR 0.03 million in their capacities as members of the management of our subsidiaries for the year ended December 31, 2002.

An aggregate amount of EUR 9.5 million was paid to former members of the Management Board or their surviving dependents in respect of their services as members of the Management Board for the year ended December 31, 2002. In addition, a total amount of EUR 0.5 million was paid to former members of the Management Board or their surviving dependents in respect of management services rendered to affiliated companies.

The total amount set aside or paid out by our company in 2002 in respect of severance payments and pensions for members of the Management Board, and their respective surviving dependants was EUR 9.9 million. In 2002, pension fund contributions for present members of the Management Board totaled EUR 0.4 million, while pension fund contributions for former members of the Management Board totaled EUR 4.5 million.

None of the service contracts that the members of our Management Board have with our company or any of our subsidiaries provides for benefits upon termination of employment, except for seniority-based severance bonuses *(Abfertigungen)* that amount to a maximum of 14 month's final salary. The duration of the service contracts with Management Board members generally corresponds to the duration of their appointment to office. If a Management Board member leaves his or her post before the end of term, we will perform or otherwise discharge our remaining contractual obligations, unless the Management Board member has terminated the contract without material cause or we terminate the contract for material cause. Four of our Management Board members (Karl Samstag, Friedrich Kadrnoska, Wolfgang Haller and Dr. Erich Hampel) have service contracts that contain provisions allowing them to resign without losing their contractual entitlements in the event of a material change of control of our company or a material change in our Articles of Association. This right must be exercised within twelve months of the event permitting the relevant Management Board members to invoke it. These provisions are holdovers from when Bank Austria AG was formerly a publicly traded company. Two of our recently appointed Management Board members (DDr. Regina Prehofer and Willibald Cernko) are in the process of concluding their service contracts as Management Board members with the company.

Remuneration of the Supervisory Board

Pursuant to a shareholders' resolution of our company dated March 19, 2002, the members of our Supervisory Board elected by our shareholders receive annual compensation up to a total amount of EUR 350,000. The Chairman of the Supervisory Board is entitled to EUR 43,604, the Deputy Chairman of the Supervisory Board receives EUR 32,703, and each ordinary member of the Supervisory Board elected by the shareholders is entitled to EUR 21,802. The Chairman of the Credit Committee is entitled

to EUR 17,441, the Deputy Chairman of the Credit Committee receives EUR 13,081, and each ordinary member of the Credit Committee is entitled to EUR 8,721. In addition, each member of the Supervisory Board and of the Credit Committee receives an amount of EUR 145 for each meeting attended. Furthermore, pursuant to our Articles of Association, the members of the Supervisory Board are entitled to reimbursement of their meeting-related expenses. In 2002, total payments to members of the Supervisory Board amounted to approximately EUR 300,000.

Holdings of Shares of Our Company by Our Board Members

Prior to this offering, the members of the Management Board and the Supervisory Board did not hold any shares in our company. Our company does not have stock option plans or similar equity-based compensation programs.

Transactions with Members of the Management Board and the Supervisory Board

In 2002, we granted loans and advance payments to members of the Management Board in an aggregate amount of EUR 0.1 million and loans to members of the Supervisory Board in an aggregate amount of EUR 0.7 million. The maturities of the loans to members of the Management Board and Supervisory Board range from 5 to 15 years. The interest rate payable on the loans to members of the Management Board and to employee representatives of the Supervisory Board is based on the interest rate charged for loans made to our employees. As compared to other loans, these loans do not involve a higher risk of collectability.

Employees

As of March 31, 2003, our consolidated group had a total of 31,489 employees (full-time equivalent), of whom 11,820 were employed by Bank Austria Creditanstalt AG and its subsidiaries that support its core banking business (*Funktionstochtergesellschaften*), 11,939 by BPH PBK and its consolidated subsidiaries, and 7,730 by our other subsidiaries in the CEE region, in Austria or elsewhere in the world. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees. The following table shows our full-time equivalent employees as of December 31, 2002, 2001 and 2000.

	As of December 31,		
	2002	2001	2000
Bank Austria Creditanstalt AG and its subsidiaries that support its core banking business (*Funktionstochtergesellschaften*)(1)	11,916	12,636	13,322
CEE and Bank Austria Creditanstalt AG's other subsidiaries(2)	17,851	19,528	13,274(3)
of which: Poland	12,089	14,387	8,829(3)
Total	**29,767**	**32,164**	**26,596**

(1) Including six non-consolidated subsidiaries.

(2) Including the non-consolidated HVB Bank Yugoslavia a.d. and the consolidated Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, BANK *PRIVAT* AG, Capital Invest KAG, Asset Management GmbH, Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG, BA/CA Asset Finance Limited and Bank Austria Cayman Islands Ltd.

(3) Without subsidiaries then held by HypoVereinsbank.

Our company and HypoVereinsbank have developed guidelines for exchanges of employees. These guidelines provide for various rules depending on the length and type of the deployment (*e.g.*, concerning deployment and waiting period). An agreement has also been concluded with respect to the full refunding of personnel costs.

For savings banks in Austria, employment conditions as well as compensation and benefits for workers and employees below the management level are generally negotiated collectively each year between the Austrian Savings Bank Association (Österreichischer Sparkassenverband) and the relevant union. The union for Bank Austria Creditanstalt AG in Austria is the Austrian Union Association, Union of Private Employees, Industry Sector Finance (Österreichischer Gewerkschaftsbund, Gewerkschaft der

Privatangestellten, Wirtschaftsgemeinschaft Finance). The collective bargaining agreement is supplemented by other agreements between us and our works' council (*Betriebsrat*) dealing with various matters, including, among others, social and workplace-related allowances. The most recent collective bargaining agreement provided for, among other things, an average wage increase of 2.23%. Other collective bargaining agreements apply at the level of our subsidiaries in Austria.

Our workforce in the CEE region is partially unionized, depending on national union structures and the legal framework of each country.

We place a high value on maintaining fair and trustful relations with employee representatives. We believe that relations with our works' council and employees are professional and geared towards balancing business interests of our company with the legitimate needs of our employees.

In Austria, a works' council, whose members are elected by the employees, represent the interests of the employees vis-à-vis the employer in accordance with the Austrian Works' Council Act (*Arbeitsverfassungsgesetz*). Works' councils are established plant levels. Works' councils must be notified in advance of, and have the right to comment on, proposed employee terminations, relocations and other matters, and have co-determination rights in respect of certain social matters, including working-time models and rules of conduct, which have to be agreed by entering into a works agreement (*Betriebsvereinbarung*) with the works' council.

Based on the requirements and conditions set forth in the savings banks' collective bargaining agreement and our supplemental works agreements, our employees in Austria have the possibility of becoming classified as "definitive" (*definitiv*). A definitive employee may be dismissed only for cause. In instances of employee misconduct, a definitive employee cannot be dismissed until certain rules of internal disciplinary proceedings have been followed. As of December 31, 2002, 4,241 of our employees were classified as "definitive."

For this group of employees who are for historical reasons exempt from the state pension scheme, our company acts as the social insurance agency. Thus, our company continues to carry the liability to pay pensions directly to these employees up to an amount equaling the amount that would be payable under the state social security pension scheme. As for any pension benefits our company has promised to pay in excess of the basic social security equivalents, such liabilities have been transferred to a pension fund.

In 1999, the former Bank Austria AG, the former Creditanstalt AG and other Austrian savings institutions converted their pension plans for employees retiring in 2000 and later years from a fixed distribution benefit system into a defined contribution system by transferring their direct pension liabilities to external pension funds.

Approximately 60 of our company's employees elected not to participate in the conversion and so continue to be covered by our defined contribution plan arrangements.

For a discussion of the accounting methods applied to our company's defined benefit plans for retirees, see "Operating and Financial Review and Prospects—Significant Accounting Policies—Accounting for Post-Employment Benefits." For certain pending litigation in connection with the restructuring of our pension liabilities, see "Bank Austria Creditanstalt Group—Legal Proceedings."

We place great emphasis on the training and education of our employees. In 2002, our employees participated in approximately 3,400 internal and external training programs. In all, approximately 62,000 training days were logged in 2002.

Since 1997, we have steadily reduced the staffing levels of our employees, principally through natural attrition and early retirements. As a result of these efforts, the total number of employees was reduced by 23% between 1997 and 2002.

RELATIONSHIPS AND TRANSACTIONS WITH EXISTING SHAREHOLDERS AND CERTAIN OTHER PARTIES

Existing Shareholders

Since December 2000, HypoVereinsbank has owned bearer shares representing almost the entire equity capitalization of our company. Two other shareholders, however, own small amounts of our ordinary voting shares in the form of registered shares with restricted transferability (*vinkulierte Namensaktien*).

Our current shareholder structure is as follows:

		Shares	Percentage
HypoVereinsbank	(bearer)	113,989,900	99.99%
Privatstiftung zur Verwaltung von Anteilsrechten	(registered)	10,000	0.01%
Betriebsratsfonds der Angestellten der Bank Austria Creditanstalt AG Grossraum Wien	(registered)	100	—
Total		**114,000,000**	**100.00%**

Following this offering, our shareholder structure will be as follows, assuming all the Offer Shares are issued and sold:

		Shares	Percentage
HypoVereinsbank	(bearer)	113,989,900	75.00%
Public investors	(bearer)	37,986,500	24.99%
Privatstiftung zur Verwaltung von Anteilsrechten	(registered)	10,000	0.01%
Betriebsratsfonds der Angestellten der Bank Austria Creditanstalt AG Grossraum Wien	(registered)	100	0.00%
Total		**151,986,500**	**100.00%**

The Privatstiftung zur Verwaltung von Anteilsrechten (the "AVZ-Stiftung") is an Austrian private law foundation that does not have any shareholders. Its beneficiary is the Wiener Wissenschafts-, Forschungs- und Technologiefonds. The AVZ-Stiftung was founded through the transformation in April 2001 of the Anteilsverwaltung-Zentralsparkasse (the "AVZ"), an Austrian savings institution holding company, into a private law foundation in accordance with the Austrian Savings Bank Act (*Sparkassengesetz*).

The Betriebsratsfonds der Angestellten der Bank Austria Creditanstalt AG Grossraum Wien (the "Betriebsratsfonds") is a fund established for the benefit of our company's employees in the Vienna region. It is managed by the works' council (*Betriebsrat*) for those employees. For a description of our company's Austrian works' council, please see "Management and Employees—Employees."

The holding of registered shares in our company by the AVZ-Stiftung and the Betriebsratsfonds has been a long-standing tradition. The AVZ and the Betriebsratsfonds had been holders of registered shares in Bank Austria AG prior to the acquisition of our shares by HypoVereinsbank in 2000. In connection with that acquisition, the number of registered shares and the attendance requirements associated with them held by the AVZ and the Betriebsratsfonds were reduced to the present level. For information on the history of our company and our relationship with the AVZ and the AVZ-Stiftung, please see "Our History in Brief." Ownership by the AVZ-Stiftung of such shares is a result of AVZ-Stiftung's unrestricted liability under the Savings Bank Act for the obligations of our company, and the City of Vienna's responsibility through the AVZ-Stiftung for our obligations incurred before December 31, 2001. For further information concerning these responsibilities, see "—Certain Relationships and Transactions—Relationship with the AVZ-Stiftung—The Statutory Guarantees."

For certain significant resolutions to be adopted at our shareholders' meetings, the holders of our registered shares must be present in order for those resolutions to be adopted. Hence, a holder of registered shares effectively can block the adoption of these resolutions by not attending a

shareholders' meeting at which they are presented for approval. The resolutions subject to this requirement are resolutions approving:

- an up-stream merger of our company into a 90% or greater shareholder (and subsequent squeeze-out of any minority shareholders) under the Austrian Transformation Act (*Umwandlungsgesetz*);
- demergers (*Spaltungen*);
- a merger resulting in the dissolution of our company;
- mergers with companies that were not part of Bank Austria AG's banking group on July 22, 2000; and
- amendments to the provisions of our Articles of Association concerning
  - the requirement that the holders of registered shares be present in order for certain shareholder resolutions to be adopted;
  - the uneven number of shareholder-elected members of the Supervisory Board;
  - the requirement that, in order to be effective, at least two thirds of the Supervisory Board members be present and at least two thirds of the votes cast be in favor of a resolution on the sale of a bank subsidiary that was wholly owned by Bank Austria AG on July 22, 2000, if the consideration received exceeds certain thresholds; and
  - the requirement that, through December 8, 2006, at least two thirds of the Supervisory Board members be present and at least two thirds of the votes cast be in favor of a resolution authorizing the departure of our company from the savings bank sector in order for the resolution to be effective. (See also "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG").

The attendance requirements for the holders of registered shares described above will be unaffected by this offering. Transfers of the registered shares require the approval of our Management Board and our Supervisory Board. However, any holder of registered shares has the right to have its registered shares exchanged for freely transferable bearer shares upon request. Under the Framework Agreement, HypoVereinsbank has a contractual right of first refusal with respect to any proposed transfer of the registered shares held by the AVZ-Stiftung and the Betriebsratsfonds.

Subject to the right of the holders of our registered shares to be present at shareholders' meetings where certain resolutions are adopted, as long as HypoVereinsbank holds at least 75% of our voting shares represented at the shareholders' meeting, HypoVereinsbank can unilaterally adopt all shareholder resolutions for our company, except for resolutions to approve:

- a merger of our company in accordance with the Austrian Transformation Act (*Umwandlungsgesetz*); or
- a demerger disproportionate to shareholdings in accordance with the Austrian Demerger Act (*Spaltungsgesetz*).

For these resolutions, a 90% majority vote of the outstanding shares is required. For further information on the rights of minority shareholders, see "Description of Share Capital and Summary of the Articles of Association of Bank Austria Creditanstalt AG—Voting Rights and Shareholders' Meetings."

Certain Relationships and Transactions

We have business relationships with a number of companies in which we own significant equity interests or with whom we are in some way affiliated. We also have business relationships with a number of companies where members of our Supervisory Board, members of our Management Board or other officers of ours also hold positions on supervisory boards or management boards, or other positions of responsibility. These individuals generally receive customary remuneration for these services. We believe that relationships of this kind are generally useful in supporting business relationships of value to our company, although there may be circumstances in which conflicts of interest can arise. Our business relationships with these companies cover many of the financial services we provide to our clients generally.

We believe that we conduct our business with these companies on terms that are, on balance, equivalent to those that would exist if we did not have equity holdings in them, were not affiliated with them, or did not have board members in common, and that we have conducted business on that basis in 2002 and prior years. Except for some of transactions and arrangements described below, none of these transactions is or was material to us.

Among our business transactions with related party companies (including other members of the HVB Group), there have been and currently are loans (including guarantees and credit commitments). All of these transactions (including guarantees and credit commitments):

- were made in the ordinary course of business;
- were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and
- did not involve more than the normal risk of collectability or present other unfavorable features.

For further information concerning our loans to affiliated parties (*verbundene Unternehmen*) that are not fully consolidated within our group, please refer to note 28(b) in our 2002 Audited Financial Statements. As of December 31, 2002, we had EUR 5,285.3 million in aggregate amount of extensions of credit to HVB Group members outside of our consolidated group, including EUR 4,390.1 million to HypoVereinsbank. Of these loans to HypoVereinsbank and HypoVereinsFinance N.V., EUR 1,054.9 million in principal amount were in the form of subordinated obligations. As of March 31, 2003, we had EUR 334.8 million in warranties, indemnifications and guarantees outstanding in favor of HVB Group members outside of our consolidated group, almost all of which run in favor of HypoVereinsbank.

Our subsidiary in the Cayman Islands holds alternative investments that had a fair value of approximately USD 700 million as of May 31, 2003. The value of the investments is guaranteed by a company that belongs to the HVB Group, but is not a member of our consolidated group. In the event of an adverse development of these investments, our subsidiary may have claims against the HVB Group company arising under the guarantee. Approximately half of the alternative investments are re-financed through a non-European branch of HypoVereinsbank.

Members of the HVB Group who are not members of our consolidated group had EUR 3,579.7 million in aggregate amount of extensions of credit to members of our consolidated group at December 31, 2002.

We engage on ordinary commercial terms in a broad variety of other transactions with HVB Group members outside of our group, including underwriting syndications, loan participations and derivative transactions. From time to time we act as underwriter or placement agent for securities issued by HVB Group companies outside of our group and HVB Group companies outside of our group from time to time act as underwriters or placement agents for securities issued by companies in our group.

Framework Agreement

On July 22, 2000, HypoVereinsbank, the former Bank Austria AG (later merged into us) and the AVZ (since April 18, 2001: the AVZ-Stiftung), as a major shareholder of Bank Austria AG and guarantor of our company's liabilities pursuant to the Austrian Banking Act, entered into a Framework Agreement (*Grundsatzvereinbarung*) concerning HypoVereinsbank's acquisition of us and the integration of our group into the HVB Group. The Betriebsratsfonds joined as a party to certain provisions of the agreement. Subsequently, our company acceded to the Framework Agreement.

The Framework Agreement deals both with legal steps taken to effect the acquisition of our shares by HypoVereinsbank and with the strategic allocation of activities between the other members of the HVB Group and our group along regional and functional lines. Furthermore, it contains two sub-agreements: the "Bank of the Regions Agreement" among all the parties and the "Shareholders Agreement" between HypoVereinsbank and the AVZ (since April 18, 2001: the AVZ-Stiftung). It is supplemented by a Memorandum of Understanding entered into in the second quarter of 2002 among HypoVereinsbank, the AVZ-Stiftung and us, and a side letter agreement between HypoVereinsbank and us entered into during the second quarter of 2002.

In the Framework Agreement, the parties agreed that certain provisions intended to confer a degree of legal autonomy on our group would be included in our Articles of Association. Important decisions

subject to the approval of the Supervisory Board pursuant to our Articles of Association require, by the terms of the Articles, the presence of two thirds of the members of the Supervisory Board and a majority of two thirds of the votes cast. This provision in the Articles may only be amended with the holders of registered shares present at the relevant shareholders' meeting. The requirements concerning the presence of board members and voting majorities at Supervisory Board meetings, in connection with the number of Supervisory Board members appointed by our works' council and the requirement that the holders of registered shares be present at our shareholders' meetings in order to take certain actions, effectively grant a form of co-determination right to the works' council of our company with respect to certain issues affecting the autonomy of our group. For further information concerning the nature and rights of the works' council, please refer to "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG".

Bank of the Regions Agreement

The Bank of the Regions Agreement established that we would function within the HVB Group as an autonomous universal bank. It further confirmed that we would act within the HVB Group as the leading company of the Bank Austria Creditanstalt Group in Austria and in Central and Eastern Europe (specifically, at present, Poland, the Czech Republic, Hungary, Slovenia, Slovakia, Croatia, Bulgaria, Romania, Bosnia and Herzegovina, Serbia and Montenegro, and Macedonia). The parties agreed that essentially all activities of the HVB Group in Austria and the CEE countries would be placed under Bank Austria Creditanstalt AG. In keeping with our focus on this region, we agreed that essentially all our activities outside this region would be placed under HypoVereinsbank. It was agreed that the transfers of companies and units needed to effect this refocusing would be carried out, on an aggregate basis, for consideration on arm's length terms.

Our Management Board is responsible for the direction and decision-making of the Austria/CEE business segment within the HVB Group. In accordance with this agreement, our Management Board exercises this responsibility within the overall framework of the strategies, goals and basic guidelines set by HypoVereinsbank concerning earnings, investment and risk policies, risk management (including market and credit risks), accounting, operational controlling and financial reporting for the HVB Group. Our Management Board is charged with the application of these strategies, goals and basic guidelines, in each case in keeping with its powers and responsibilities under Austrian corporate law and our Articles of Association.

The Bank of the Regions Agreement specifies that, in agreement with HypoVereinsbank, we are to have our own treasury operations and our own facilities for trading in currencies, bonds and equities within our region.

Shareholders Agreement

Under the Shareholders Agreement, HypoVereinsbank and the AVZ-Stiftung are obligated to exercise their rights as shareholders to accomplish the objectives of the Bank of the Regions Agreement. The Shareholders Agreement addresses the number of members of our Supervisory Board to be elected at our shareholders' meetings and the right of HypoVereinsbank to designate several of the elected Supervisory Board members. Under the Shareholders Agreement, the number of Supervisory Board members to be designated by HypoVereinsbank depends on the number of Supervisory Board members elected by the shareholders' meeting. At present, the agreement with the AVZ-Stiftung is that HypoVereinsbank has the right to nominate four of our eleven shareholder-elected Supervisory Board members. This agreement will not be affected by this offering.

The Shareholders Agreement provides that it may be terminated by either party upon one year's prior written notice, but no earlier than with effect from December 8, 2006. This does not apply to the Framework Agreement as a whole or to the Bank of the Regions Agreement, neither of which is made subject to a termination provision.

The Bank of the Regions Reorganization

In the Framework Agreement, HypoVereinsbank agreed to transfer its businesses in Austria and Central and Eastern Europe to us, and we agreed to transfer our businesses outside of Austria and Central and Eastern Europe to HypoVereinsbank. Except as stated below, these transfers have been effected. For a variety of reasons, however, we retained ownership of a small number of operations outside of Austria and Central and Eastern Europe. Similarly, HypoVereinsbank retained a small number

of operations in our sphere of operations. These retained operations often serve to support activities closely related to our respective geographic areas of focus. We also retained ownership of a leasing business in the United Kingdom that did not fit in the HypoVereinsbank business profile, a Cayman Islands subsidiary and a 50% interest in an Argentinian operation that we are in the process of selling to the other shareholders, subject to regulatory approvals.

The following tables set out information concerning the principal operations transferred:

Transfers From Us to HypoVereinsbank

Company or Operation	Jurisdiction	Date of Transfer of Operational Control	Date of Legal Transfer
CB BA/CA Russia ZAO	Russia	June 18, 2001	June 18, 2001
JSCB HVB Ukraine	Ukraine	July 2001	—(1)
BA-CA Deutschland AG	Germany	June 25, 2001	June 25, 2001
BA-CA Munich branch office	Germany	June 30, 2001	June 30, 2001
BA-CA London branch office	UK	June 3, 2001	June 3, 2001
BA-CA Hong Kong branch office	Hong Kong	March 31, 2001	March 31, 2001
BA-CA Singapore branch office	Singapore	March 31, 2001	March 31, 2001
BA-CA Milan branch office	Italy	April 1, 2001	April 1, 2001
BA-CA LLC, Delaware	United States	June 1, 2001	June 1, 2001
BA-CA New York branch office	United States	June 1, 2001	—(2)
BA-CA Greenwich/Connecticut branch office	United States	June 1, 2001	—(3)
BA-CA Asia Ltd.	Hong Kong	March 31, 2001	June 15, 2001
BA-CA Capital Management Ltd.	Hong Kong	March 31, 2001	February 14, 2001
Banco BBA Creditanstalt S.A.	Brazil	April 27, 2001	December 15, 2001
Banco Interfinanzas S.A.	Argentina	April 27, 2001	—(1)
B.I.I. Creditanstalt International Ltd. Cayman Islands	Cayman Islands	April 27, 2001	—(4)

(1) Regulatory approval of legal transfer pending.

(2) To be closed down.

(3) Closed down.

(4) Under liquidation.

Transfers From HypoVereinsbank to Us

Company or Operation	Jurisdiction	Date of Transfer of Operational Control	Date of Legal Transfer
Schoellerbank AG	Austria	June 29, 2001	June 29, 2001
HypoVereinsbank Hungaria Rt., Budapest	Hungary	September 30, 2001	November 2001
HypoVereinsbank Slovakia a.s., Bratislava	Slovakia	September 30, 2001	December 2001
HVB Bank Czech Republic a.s., Prague	Czech Republic	September 30, 2001	December 2001
Bank Przemyslowo-Handlowy PBK S.A., Krakow	Poland	December 2001	Acquisition in stages
HVB Zagreb branch office	Croatia	July 1, 2001	July 2001(1)
HVB Sofia branch office	Bulgaria	March, 2001	2002(1)

(1) Wound up.

Some of the transfers were accomplished by means of asset and liability assignments.

For purposes of our financial reporting, all the above-mentioned transfers were given effect as of January 1, 2001.

In the period between June 2001 and July 2002, we acquired from HypoVereinsbank shares in BPH PBK that brought our holdings in that bank to approximately 52% and reduced HypoVereinsbank's holdings to 18.95%.

In 2002, HypoVereinsbank and we finalized the terms of the transfer of our affiliates in Latin America to HypoVereinsbank with effect from December 31, 2002. In terms of the realignment of operations pursuant to the Bank of the Regions Agreement, the only transfer between HypoVereinsbank and us remaining to be completed is the acquisition by us of HypoVereinsbank's residual 18.95% holding in BPH BPK, which we intend to effect using a part of the proceeds from this offering.

In the Bank of the Regions Agreement, it was agreed that, on an overall basis, the transfers would be made at the then current market value and, to the extent possible, on a tax-neutral basis, but that individual transactions would not have to be made on a current market value basis so long as any overall shortfall was made up to the other party. As a general matter, we settled these transfers of operations on a net basis annually. As a result of the transfers, we received a net amount of EUR 378 million from HypoVereinsbank in 2001 and paid a net amount of EUR 487 million to HypoVereinsbank in 2002. We recorded a net pre-tax loss on these transfers in 2001 in the amount of EUR 15 million, and a net pre-tax loss in 2002 of EUR 49 million. We recorded an aggregate amount of goodwill in respect of the acquired operations of EUR 443 million in 2001, and EUR 81 million in 2002.

We have an arrangement with HypoVereinsbank that expires on December 31, 2003 whereby HypoVereinsbank exercises day-to-day managerial control over our two U.S. branches, subject to our routine oversight and control procedures. Under this arrangement, HypoVereinsbank effectively absorbs all the economic gains and losses associated with those branches. No new business is being or will be conducted in those branches, which we plan to close later this year. We had a similar arrangement with HypoVereinsbank regarding B.I.I. Creditanstalt International Ltd., a Cayman Islands company which is currently being wound up by its liquidator.

HypoVereinsbank acts as guarantor of approximately EUR 275 million in credits extended by us in Latin America.

We have arrangements with HypoVereinsbank that allow a small number of our employees to use space in HypoVereinsbank offices in various jurisdictions where we do not have offices.

In May 2003, we agreed with HypoVereinsbank on the timing of our acquisition of HypoVereinsbank's remaining 18.95% holding in BPH PBK after the successful completion of this offering for an aggregate purchase price of approximately EUR 439 million (as agreed in 2001). The acquisition of these shares is to be effected in stages. The initial stage will be the acquisition of a 9.5% holding that we expect to complete shortly after this offering. Subject to the receipt of requisite regulatory approvals, we expect to complete the acquisition of the balance of the shares by the end of this year. We expect to fund this acquisition from the proceeds of this offering. We expect to record approximately EUR 56 million in additional goodwill as a result of this acquisition, based on current market conditions. This acquisition will complete the reorganization of operations called for under the Bank of the Regions Agreement. For further information concerning this acquisition, see "Use of Proceeds."

Management and Staffing Interlocks with the HVB Group

Some of our Supervisory Board members, Management Board members, officers and employees also have positions within other members of the HVB Group. We believe these interlocks foster good

communication between the groups and are generally beneficial to us. The principal interlocks are as follows:

Name	Position with Us	Position with HVB Group	Area of Responsibility at HVB Group
Gerhard Randa	Supervisory Board, Chairman	Management Board	Chief Operating Officer Austria/CEE business segment
Dr. Stefan Jentzsch . . .	Supervisory Board	Management Board	Corporates & Markets business segment
Michael Mendel	Supervisory Board	Management Board	Germany business segment
Dr. Wolfgang Sprißler .	Supervisory Board	Management Board	Chief Financial Officer
Wolfgang Haller	Management Board, Chief Operating Officer	Divisional Board	Operations (HVB Group-wide optimization of systems and shared services)
Dr. Johann Strobl	Divisional Board (Risk Control)	Divisional Board	Risk Control
Dr. Jürgen Kullnigg . . .	Head of Strategic Credit Risk Management Division	Managing Director of Quality Standards Credit Business	
Dr. Thomas Bretzger . .	Deputy Head of Strategic Credit Risk Management Division	Managing Director of Group Credit Portfolio Management	

Four of our eleven Supervisory Board members (Gerhard Randa, Dr. Stefan Jentzsch, Michael Mendel and Dr. Wolfgang Sprißler) are designated by HypoVereinsbank pursuant to the rights granted to it under the Shareholders Agreement.

We have instituted a set of policies intended to prevent officers in dual roles from using their dual authorities to shift risks, gains or losses between our group and the rest of the HVB Group, or to sidestep risk limits. Among the policies are a prohibition on a dual role officer managing a proprietary trading book for both HypoVereinsbank and us and a prohibition on a dual role officer providing instructions in respect of individual transactions between HypoVereinsbank and us within that officer's area of authority. Dual role officers are also required to perform their functions within the parameters of our risk controls system. We may change these policies from time-to-time.

Keepwell Declaration

Our parent company, HypoVereinsbank, has issued a keepwell declaration (*Patronatserklärung*) in respect of our company and in respect of our Polish subsidiary, BPH PBK. With this declaration, our parent company undertakes, in proportion to its shareholding in us and BPH PBK, to ensure that we and BPH PBK are in a position to meet our contractual obligations. The undertaking contains an exclusion for political risk (*e.g.*, currency inconvertibility). We do not believe that this declaration is presently material to our credit standing.

Relationship with the AVZ-Stiftung

The former Bank Austria AG had a long relationship with the AVZ that is carried on today in the relationship between the AVZ-Stiftung and our company. See "Our History in Brief."

As explained below, the AVZ-Stiftung is liable under Austrian law for all of our obligations, and it is through the AVZ-Stiftung that our obligations incurred prior to December 31, 2001, benefit from a statutory deficiency guarantee in respect of the AVZ-Stiftung by the City of Vienna.

The Statutory Guarantees

In Austria, a municipality which founds a savings bank guarantees by law the obligations of each savings bank it founded. Accordingly, the City of Vienna, as founder of Zentralsparkasse und Kommerzialbank Wien ("Z-Bank"), guaranteed the obligations of Z-Bank which was subsequently renamed Anteilsverwaltung-Zentralsparkasse (*i.e.*, the AVZ). The AVZ was the contributing savings bank and transferor of Z-Bank's business into Zentralsparkasse und Kommerzialbank AG ("Z-Bank AG"), a subsidiary of Z-Bank and our legal predecessor, and so by law became the guarantor of all our company's obligations. The AVZ-Stiftung is now the guarantor of our company's obligations. This guarantee does not, however, extend to the obligations of any of our subsidiaries.

Under the Austrian Banking Act (*Bankwesengesetz*), the AVZ-Stiftung is liable, in the event of our company's inability to pay its debts, for the fulfilment of all of our company's present and future obligations. Furthermore, under the Austrian Savings Bank Act (*Sparkassengesetz*), in the event of our company's inability to pay its debts, the City of Vienna is liable as deficiency guarantor in accordance with the Austrian Civil Code (*Allgemeines Bürgerliches Gesetzbuch*) with respect to the obligations of the AVZ-Stiftung, including AVZ-Stiftung's guarantee obligations under the Banking Act, and the obligations of our company subject to the limitation described in the following paragraph.

The Savings Bank Act provides contributing savings banks, such as the AVZ, with the opportunity to transform themselves into private foundations. If a contributing savings bank opts for such a transformation, the guarantee of the municipality under the Savings Bank Act is limited to obligations that were incurred as of the year-end balance sheet date following the registration of the transformation into the companies' register. In 2001, the AVZ was transformed into the AVZ-Stiftung, a private law foundation. The transformation was entered into the companies' register on April 18, 2001. Accordingly, the deficiency guarantee of the City of Vienna only covers obligations of our company that were incurred before January 1, 2002. The AVZ-Stiftung, however, continues to be the deficiency guarantor of all obligations of our company. We do not believe that the AVZ-Stiftung guarantee has a meaningful influence on the credit ratings for our new indebtedness.

Under Austrian law, claims under a deficiency guarantee under the Civil Code will be honored only for amounts that a creditor has not been able to recover after having exhausted all reasonable legal remedies against the debtor and any property pledged to secure the debtor's obligations to such creditor. Any legal defences available to the debtor would be available to the deficiency guarantors.

Other AVZ-Stiftung Relationships

Today, the AVZ-Stiftung has a fourteen-member board that is composed of four members of our Management or Supervisory Boards, four of the works' council delegates to our Supervisory Board and an additional six members with long-time experience in business and finance who are unaffiliated with us. In the event of a vacancy on the board, the remaining board members elect a replacement. Currently, the Chairman of our Supervisory Board, Gerhard Randa, our Supervisory Board member, Gerhard Mayr, the Chairman of our Management Board, Karl Samstag, and the Deputy Chairman of our Management Board, Friedrich Kadrnoska, are members of the board of the AVZ-Stiftung. The four members of our works' council on the AVZ-Stiftung's board are Hedwig Fuhrmann, Wolfgang Heinzl, Adolf Lehner and Wolfgang Lang. One of our group's key employees, Dr. Herbert Pichler, serves as one of the general managers of multiple AVZ-Stiftung subsidiaries.

We own a 49% equity interest in a subsidiary of the AVZ-Stiftung that acts as a holding company for a number of minority equity investments, including shares in three Austrian regional banks (a 37.5% equity stake in Bank für Tirol und Vorarlberg, a 28% equity stake in Bank für Kärnten und Steiermark, and a 29.4% equity stake in Oberbank). This 49% interest was acquired in May 2003 through the conversion of a certificated profit-sharing right (*Genussrecht*) that we had held with respect to that subsidiary. Under the Articles of Association of that subsidiary, we are entitled to all the dividends received by the subsidiary from its equity holdings in the three regional banks. Our right to income from releases of capital reserves and the net liquidation proceeds of that subsidiary, in contrast, is in proportion to our percentage ownership interest. We expect to receive from the subsidiary in 2003 approximately EUR 13.0 million in dividends relating to 2001 and 2002. Our book value for the shares of the AVZ-Stiftung subsidiary is EUR 476 million. The assets of the subsidiary include an equity interest of 25% in our Bank Austria Creditanstalt Treuhand GmbH subsidiary. The subsidiary also holds an equity interest of 8.25% in Oesterreichische Kontrollbank AG, in which we directly hold a 49% stake.

In 2002, we recorded at the group level a gain of EUR 85 million from our sales to companies belonging to the AVZ-Stiftung group of a 24.9% stake in VISA-SERVICE Kreditkarten AG, a 63.8% stake in Österreichisches Verkehrsbüro AG, and a 8.25% stake in Oesterreichische Kontrollbank AG. In 2001, we recorded a gain of EUR 187 million, which was partly offset by a related write-off of goodwill of EUR 20 million, from our original sale of the shares in the three above-mentioned Austrian regional banks to a subsidiary of the AVZ-Stiftung group.

We have engaged and intend to continue to engage in a variety of other commercial banking and financial relationships on an arm's length basis with the AVZ-Stiftung and its subsidiaries. As at March 31, 2003, we had an aggregate amount of EUR 949 million in extensions of credit to the AVZ-Stiftung and its subsidiaries. As at that same date, the AVZ-Stiftung group had investments with us (deposits and supplementary capital) of approximately EUR 800 million. The AVZ-Stiftung group's most significant asset is its holding of approximately 5% of the equity capital of HypoVereinsbank.

Transactions with Management and Supervisory Board Members

Please refer to "Management and Employees—Remuneration of the Management Board," "—Remuneration of the Supervisory Board," and "—Transactions with Members of the Management Board and Supervisory Board" for certain information concerning transactions between the members of our Management and Supervisory Boards and us.

Divestitures to Subsidiaries of Private Foundations We Founded

More than five years ago, we decided to reduce substantially the holdings that we had held in companies and assets that were not part of our core business as a financial services provider.

The Immobilien Privatstiftung

In keeping with this decision, in 1999, we transferred the ownership of a substantial portion of our real estate used by third parties to a holding company wholly owned by a private foundation, the Immobilien Privatstiftung, which we had founded.

The Immobilien Privatstiftung is self-owned and is administered by a three-member board of directors. The three current directors are Dr. Wolfgang Houska, Gerhard Randa and Werner Floquet. Dr. Houska and Mr. Floquet are Austrian accountants and tax advisers. Dr. Houska is a former partner of one of our three outside auditing firms. Mr. Randa is the Chairman of our Supervisory Board. In the event of a vacancy on the board, the remaining two board members elect his replacement. If there are fewer than two members, a court appoints replacements. The foundation's board effectively has the power to make all final decisions of significance with regard to the management of the holding company subsidiary's assets. Decisions of the foundation's board are taken by majority vote at a meeting with a quorum of at least two directors. The holding company subsidiary is a limited liability company (*Gesellschaft mit beschränkter Haftung*) that has Mr. Maximilian Weikhart and Dr. Thomas Jakoubek as its managing directors. Mr. Weikhart is a former employee of our company.

In exchange for the real estate portfolio we sold to the foundation's subsidiary, we received from that subsidiary certificated profit- and liquidation-sharing rights (*Substanzgenussrechte*). These rights essentially entitle us to receive 95% of the annual consolidated adjusted cash flow (and liquidation distributions upon wind-up) calculated with respect to properties we originally transferred in 1999 ("old properties") and 80% of the annual consolidated net income of the subsidiary (and liquidation distributions upon wind-up) calculated with respect to properties acquired by the subsidiary since then ("new properties"). The adjusted cash flow calculation relating to the old properties starts with the consolidated net income of the subsidiary from the old properties and adjusts for minority interests, amortization and depreciation/appreciation and positive and negative changes in hidden reserves/ impairments relating to the underlying assets.

Under the terms of the profit- and liquidation sharing rights, the subsidiary is required to prepare its accounts in a way that produces the largest distributable profit permitted by law. If the subsidiary has insufficient distributable profits (*Bilanzgewinn)* to pay a required distribution legally, the payment entitlement under the profit- and liquidation-sharing rights is carried over into later periods.

We are not obligated to make any additional contributions to the foundation or its wholly owned subsidiary. The profit- and liquidation-sharing rights are in the form of certificates and have the character of an investment in a real estate fund. This structure would allow these certificates to be placed, subject

to market conditions, with purchasers at such times as we deem appropriate. For accounting purposes, we treat the certificates as held on an "available for sale" basis, although there is at present no public market for them. The book value of the rights is reviewed regularly on a portfolio basis that takes the underlying investments into consideration. As of December 31, 2002, we carried these profit- and liquidation-sharing rights at a book value of EUR 440 million. EUR 421 million thereof were attributable to Bank Austria Creditanstalt AG and EUR 19 million to Lasallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H. In 1999, we realized a gain of EUR 165 million on our transfer of our real property portfolio to the foundation's subsidiary. In 2002, we received a cash distribution of EUR 23 million in respect of profit- and liquidation-sharing rights, as compared to EUR 23 million in 2001. Of the EUR 23 million, EUR 22 million were attributable to Bank Austria Creditanstalt AG and EUR 1 million to Lasallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H. in both 2002 and 2001.

At year-end 2002, approximately 35% of the properties in the real estate portfolio were residential properties and 65% were business properties.

The B & C Privatstiftung

Similarly, in 2000 and 2001, we sold most of our non-banking equity shareholdings to the wholly owned subsidiary of another private foundation, the B & C Privatstiftung, which we had founded, in exchange for certificated profit- and liquidation-sharing rights that essentially entitle us to 95% of the annual net income (*Jahresüberschuss*) and of any liquidation distributions made at the level of the holding company subsidiary (*i.e.*, not on a consolidated basis). On account of the difference in the underlying assets, our profit- and liquidation-sharing rights relating to the B & C Privatstiftung's holding company subsidiary differ somewhat from those associated with the Immobilien Privatstiftung's subsidiary.

Like the Immobilien Privatstiftung, the B & C Privatstiftung is self-owned and is administered by a three-member board of directors, one of who is Gerhard Randa, the current Chairman of our Supervisory Board. The other two directors are Dr. Wolfgang Houska and Dr. Wolfgang Hofer. Mr. Houska's background is described above. Dr. Hofer is an Austrian attorney-at-law whose firm, among others, provides legal services to our company. In the event of a vacancy on the board, the remaining two board members elect his replacement. If there are fewer than two members, a court appoints replacements. The foundation's board effectively has the power to make all final decisions of any significance with regard to the management of the holding company subsidiary's assets and distribution of its cash. Decisions of the foundation's board are taken by majority vote at a meeting with a quorum of at least two members. The holding company subsidiary is a limited liability company (*Gesellschaft mit beschränkter Haftung*) that has Karl Schmutzer and Dr. Walter Lederer as its managers. Mr. Schmutzer and Dr. Lederer are both former employees of our company who were responsible for the management of our non-banking participations.

The foundation aims, among other things, to promote Austrian business through long-term share ownership in large Austrian companies. As of the date of this Offering Circular, the significant holdings in the portfolio of the B & C Privatstiftung's holding company subsidiary were as follows:

Name of Company	Percentage of Equity
Allgemeine Bauges.—A. Porr AG(1)	32.6%
"ALWA" Güter-u. Vermögensverwaltungs-GmbH	50.1%
Austrian Airlines Luftfahrts AG(1)	7.6%
Austrowaren HandelsgmbH	100%
CENTER Nachrichten-technische Anlagen Ges.m.b.H	100%
CLS Beteiligungs-Gesellschaft mbH	66.7%
JCDecaux CEE GmbH	41.5%
Hans Lurf GmbH	100%
Heilbad Sauerbrunn GmbH & Co KG	45.7%
Imperial Hotels Austria AG	52.1%
Industrie- und Forstverwaltung AG	26.2%
Lenzing AG(1)	87.9%
LTB Beteiligungs-GmbH	24.9%
Oesterreichische Nationalbank AG	4.3%
Palais am Stadtpark GmbH & Co KG	100%
Pragoholding a.s.	30%
Ruster Hotel GmbH & Co KG	47.9%
Semperit AG Holding(1)	42.8%
VAMED AG	10.0%
VOEST Alpine Intertrading AG	5.5%
Wiener Betriebs- und Bauges.m.b.H.	100%
Wiener Porzellanmanufaktur Augarten Ges.m.b.H.	81.5%
Wiener Kühlhaus Frigoscandia Ges.m.b.H.	50%

(1) Listed on the Vienna Stock Exchange.

The holding company subsidiary recently increased its interest in Semperit AG Holding, a publicly traded Austrian rubber and plastics products manufacturer from 25.3% to 42.8%. The holding company subsidiary has announced that, in accordance with the requirements of Austrian takeover law, it will make an offer to the other shareholders of Semperit AG Holding to acquire their shares.

We are not obligated to make any further contributions to this foundation or its holding company subsidiary. As of December 31, 2002, we carried the profit- and liquidation-sharing rights at a book value of EUR 863 million. We review the book value of the rights at least once annually on a portfolio basis that takes the underlying investments into consideration. We recorded gains of EUR 194 million in 2000 and of EUR 71 million in 2001 in connection with dispositions of equity holdings to the foundation's subsidiary. At the time of the initial disposition of the equity holdings to the foundation's subsidiary, it was agreed that the dividends distributed by portfolio companies in respect of the year 2000 would still belong to us. All dividends in respect of the year 2000 distributed by the portfolio companies during the course of 2001 have been paid to us. As a result, we did not receive profit-sharing rights payments in respect of these year 2000 dividends during 2001. Dividends distributed to the holding company subsidiary by the portfolio companies during 2002 in relation to the year 2001 are to be paid over to us during 2003 to the extent of our entitlement under our profit- and liquidation-sharing rights, subject to the availability of an annual surplus (*Jahresüberschuss*) at the holding company subsidiary for the year 2002.

For accounting purposes, we treat the profit- and liquidation-sharing rights issued by the holding company subsidiary as "available for sale," although there is no public market for them at present.

Governance and General Information Relating to the Foundations and Their Subsidiaries

The revocation of the Immobilien and B & C foundations by their founders is prohibited by law. As a practical matter, the directors of the foundations have the power to make all significant decisions with respect to the assets and liabilities of the foundations and their holding company subsidiaries. Subject to the terms of the relevant profit- and liquidation-sharing rights, the directors may, at their discretion, choose whether to authorize the purchase or sale of the investment holdings of their respective

foundations and their holding company subsidiaries and make other decisions with respect to the subsidiaries, including the incurrence of debt and the pledging of their assets. There is no limit to the lives of the foundations or their holding company subsidiaries. Our company has no right to wind-up the holding company subsidiaries. Our rights with regard to the holding company subsidiaries are essentially limited to our distribution entitlements, our right to certain information, our right to have a single representative on the advisory boards (*Beiräte*) and supervisory boards, as the case may be, of the holding company subsidiaries as long as we hold more than half of the profit- and liquidation-sharing rights issued, and qualified anti-dilution rights. We also have the right to require the holding company subsidiaries to list our profit- and liquidation-sharing rights on a stock exchange.

The managers of the holding company subsidiaries are obligated to protect the interests of the holders of the profit- and liquidation-sharing rights. Under the instruments creating the foundations, the directors of the foundations are required to protect the interests of the holders of these rights in shareholder decisions concerning the holding company subsidiary groups and in the supervision of these groups. The advisory boards of the holding company subsidiaries are obligated to comply with the constitutive documents of these subsidiaries, which call on them to protect the rights of the holders of the profit- and liquidation-sharing rights.

Both holding company subsidiaries are obligated under their constitutive documents and the terms of the profit- and liquidation-sharing rights to make annual distributions. The terms of the profit- and liquidation sharing rights impose on the holding company subsidiaries the obligation to ensure that their lower-tier subsidiaries and minority shareholdings pay dividends at appropriate levels in this regard.

The terms of the profit- and liquidation sharing rights contain certain anti-dilution provisions, including subscription rights in the case of a capital increase.

We can terminate our profit- and liquidation-sharing rights only for important good cause (*aus wichtigem Grund*), such as material breach without cure after demand. We have no right to remove the directors of the foundations or the advisory board members or managers of the holding company subsidiaries (other than our appointees to the advisory boards). We have no control over the foundations or their subsidiaries, which is also crucial for accounting purposes, and as a result do not include them within our consolidated group.

Each of the two holding company subsidiaries has an advisory board with up to five members, to which we are entitled to appoint one member. The advisory boards have a supervisory function and do not have the authority to manage the holding company subsidiaries. Each foundation's management board can at any time replace any member of its holding company's subsidiary's advisory board, other than our designated representative. Certain important decisions at the level of the holding company subsidiaries and their respective lower-tier subsidiaries, however (such as the sale or purchase of shares or real estate, borrowings or extensions of credit), require the approval of the relevant advisory board. Mr. Bruno Ettenauer, one of our officers, is our designated representative on the advisory board of the Immobilien holding company subsidiary. Mr. Karl Samstag, the Chairman of our Management Board, is our designated representative on the advisory board of the B & C holding company subsidiary.

As at December 31, 2002, we had no loans outstanding to either the Immobilien Privatstiftung or the B & C Privatstiftung. We engage in lending and other commercial banking transactions on an arm's length basis with the holding company subsidiaries of the two foundations and with companies that are among the investments of the holding company subsidiaries. At December 31, 2002, the aggregate amount of loans from us to companies directly or indirectly majority-owned by the two foundations was EUR 351 million, as compared to EUR 258 million at year-end 2001.

The beneficiaries of the foundations and therefore, indirectly, of the cash flows and liquidation distributions to which we are not entitled under our profit- and liquidation-sharing rights are, in the case of the Immobilien Privatstiftung, the shareholders of our company and, in the case of the B & C Privatstiftung, the shareholders of HypoVereinsbank. You should note, however, that these beneficiaries have no control over the timing of distributions, if any, from the holding company subsidiaries to the foundations or from the foundations to the beneficiaries, and the foundation directors may choose to deploy any cash the foundations may receive at such time and in such manner as the directors deem appropriate. No distributions from the foundations to their beneficiaries have been made and there is no current expectation that any will be made.

Arrangements with an Affiliated Hedge Fund Management Company

We have approximately USD 600 million (based on values reported to us as at March 31, 2003) invested in accounts and hedge funds managed on a discretionary basis by an investment manager (Ramius Capital Group LLC) in which we hold a 24.9% equity interest and to which we extend debt financing on arm's length commercial terms. The investment manager's strategies generally focus on generating returns that are non-market-directional in nature by exploiting perceived inefficiencies in various financial market sectors. Although we have been very satisfied with the performance of the accounts and hedge funds, there can be no assurance that the investment manager's strategies will continue to be successful.

Other Commitments

We own interests in a large number of companies in which there are third-party investors. In this regard, it is not uncommon for us to be party to shareholder agreements with those other investors. Such shareholder agreements generally address corporate governance issues for these companies, pre-emptive rights among the shareholders, funding commitments, rights of first refusal and various other matters. In some cases, the investee companies may also be party to the agreements. We do not believe that any of these agreements is material to our consolidated group.

We have issued keepwell declarations (*Patronatserklärungen*) for our subsidiaries as described in note 43 to our 2002 audited consolidated financial statements.

DESCRIPTION OF SHARE CAPITAL AND SUMMARY OF ARTICLES OF ASSOCIATION OF BANK AUSTRIA CREDITANSTALT AG

The following is a summary of the material terms of our shares, as set out in our Articles of Association (Satzung), and certain relevant provisions of the Austrian Stock Corporation Act (Aktiengesetz). This description is only a summary and does not contain everything that our Articles of Association contain. A copy of our Articles of Association is available for inspection at our offices at Am Hof 2 and Vordere Zollamtsstrasse 13 in Vienna.

Our current Articles of Association were last modified at our shareholders' meeting on June 13, 2003, and apply in view of the Stock Corporation Act.

Our Share Capital Prior to the Offering

Our share capital consists of ordinary no-par value voting shares, issued either in registered or in bearer form. Prior to the offering pursuant to this Offering Circular, our issued and fully paid-in share capital amounts to EUR 828,780,000, which is divided into:

- 10,100 ordinary no-par value voting registered shares with restricted transferability; and
- 113,989,900 ordinary no-par value voting bearer shares.

Under Austrian law, no-par value shares (*Stückaktien*) have a nominal portion of the share capital which equals the total amount of the issued share capital divided by the number of shares. The nominal portion of the share capital of our ordinary no-par value shares amounts to EUR 7.27.

General Information on Capital Measures

Austrian law permits us to increase our share capital in any of three ways:

- A shareholder resolution authorizing the issuance of new shares (*ordentliche Kapitalerhöhung*).
- A shareholder resolution authorizing the Management Board under the Articles of Association and subject to approval of the Supervisory Board to issue new shares up to a specified amount (not exceeding 50% of the issued share capital) within a specified period, which may not exceed five years (authorized capital/*genehmigtes Kapital*).
- A shareholder resolution authorizing the issuance of new shares up to a specified amount for specific purposes, such as for employee stock options (not exceeding 10% of the issued share capital), converting rights granted to holders of convertible bonds or use as consideration in a merger (not exceeding 50% of the issued share capital) (conditional capital/*bedingtes Kapital*).

Shareholder resolutions that increase our share capital require a simple majority of the share capital present at the shareholders' meeting, unless the subscription rights of existing shareholders are to be excluded, in which case a 75% majority is required. Shareholder resolutions approving conditional or authorized capital each require a 75% majority of the share capital present at the shareholders' meeting of the share capital present at the relevant shareholders' meeting.

In general, except for certain reductions of share capital through the redemption of own shares, a resolution relating to the reduction of our share capital requires a majority of at least 75% of the share capital present at our shareholders' meeting.

Changes in Our Share Capital Since 2000

During the last three years, our share capital has changed as follows:

In connection with the combination of our company with the HVB Group, our shareholders' meeting on September 26, 2000 resolved to increase our share capital of EUR 72,700:

- by EUR 683,361,098, through the issuance of 93,997,400 ordinary no-par value voting bearer shares to the former Bank Austria AG against the contribution in kind of ordinary shares in Creditanstalt AG, and
- by EUR 145,346,202, through the issuance of 19,992,500 ordinary no-par value voting bearer shares and 100 ordinary no-par value voting registered shares in connection with our company's merger with Bank Austria Creditanstalt International AG. See "Our History in Brief—Integration of Our Company into the HVB Group."

In 2001 and 2002, we did not change our share capital.

Capital Increase with Respect to the Offering

The New Shares being offered pursuant to this Offering Circular will be issued on the basis of a capital increase excluding the right of subscription of our existing shareholders. In a shareholders' meeting expected to be held on June 20, 2003, our shareholders shall resolve to increase our company's share capital against cash contributions by up to EUR 240,140,749.80 to up to EUR 1,068,920,749.80 through the issuance of up to 33,031,740 ordinary no-par value voting bearer shares. This capital increase is expected to be registered with the companies' register on July 9, 2003. Following a capital increase in the full amount authorized by the resolution, our share capital would amount to EUR 1,068,920,749.80 divided into 147,021,640 ordinary voting bearer shares and 10,100 ordinary voting registered shares, each with no par value, and with a calculatory portion of the share capital of EUR 7.27.

Authorized Capital with Respect to the Offering

In the shareholders' meeting expected to be held on June 20, 2003, it shall also be resolved to authorize our Management Board, subject to the consent of our Supervisory Board, to increase our share capital, up to an aggregate amount not exceeding EUR 36,021,105.20 through the issuance of up to 4,954,760 new ordinary no-par value voting bearer shares against cash contributions. The resolution of our Management Board on the issuance of the shares must be passed by August 31, 2003. The capital increase must be registered with the companies' register by October 31, 2003. The authorized capital shall be established in respect of the over-allotment option which we will grant to the underwriters. The subscription rights of our shareholders shall be excluded. See "The Offering."

Share Certificates/Transferability

The Management Board determines the form and content of all share certificates, dividend coupons, renewal coupons, interim certificates or other securities that are issued by our company. The right to receive individual share certificates is excluded by our Articles of Association.

Holders of our registered shares are required to inform our company of their name, profession/ business and place of residence as well as the number of registered shares held by them for registration in the share register (*Aktienbuch*). Our registered shares may only be transferred with the consent of the Management Board and the Supervisory Board. A holder of registered shares may exchange such shares at any time for an equal number of ordinary bearer shares, which are freely transferable without the prior approval of the Management Board and the Supervisory Board, but which are not relevant for purposes of the attendance requirement relating to registered shares. See "—Voting Rights and Shareholders' Meetings."

Participation Certificates, Supplementary Capital and Subordinated Capital

Banks in Austria are authorized by law to raise profit participation capital (*Partizipationskapital*) in the form of participation certificates (*Partizipationsscheine*) pursuant to Section 23(4) of the Austrian Banking Act (*Bankwesengesetz*) and to raise supplementary capital (*Ergänzungskapital*) pursuant to Section 23(7) of the Banking Act. Banks may also raise subordinated capital (*nachrangiges Kapital*) pursuant to Section 23(8) of the Banking Act. As of March 31, 2003, our company had EUR 1,204 million of supplementary capital and EUR 4,323 million of subordinated capital. Currently, our company has no outstanding participation certificates.

Repurchase of Own Shares

Pursuant to the Stock Corporation Act, Austrian stock corporations like us may not purchase their own shares, subject to certain limited exceptions. Therefore, we may purchase our own shares only in limited circumstances:

- upon approval of the shareholders' meeting, for a period not exceeding 18 months and limited to a total of 10% of the share capital, if the shares are listed on a regulated market (such as the Official Market of the Vienna Stock Exchange), or if the shares are intended to be offered to our employees or employees of certain affiliated companies, or for the purpose of trading in our own

shares (the trading portfolio must not exceed 5% of our share capital on any close of day; the resolution must determine minimum and maximum consideration);

- in case the shares are acquired gratuitously or when acting as agent on a commission basis;
- to prevent substantial, immediately impending damage to our company (subject to the limitation of a total of 10% of the share capital);
- by way of universal succession (*i.e.* succession by merger);
- for the purpose of indemnifying minority shareholders; and
- as part of a redemption of shares in accordance with the rules for capital decreases approved by our shareholders' meeting.

We expect that on June 20, 2003, our shareholders' meeting shall approve the repurchase of our own shares for the purpose of trading in these securities for a period of 18 months.

Our Business Objectives

Pursuant to § 3 of our Articles of Association, the objectives of our business encompass all banking activities permitted by Section 1(1) of the Austrian Banking Act (*Bankwesengesetz*) except for activities associated with the home savings and loan business (*Bauspargeschäft*), investment funds (*Investmentgeschäft*) and equity participation funds (*Beteiligungsfondsgeschäft*). In addition, our company may engage in all of the activities associated with financial institutions, including trading in coins, medals and bars of precious metal, safe deposit boxes rental, holding interests in of all types of enterprises, acquiring and establishing business enterprises, managing and administering activities of entities in which the bank holds shares, engaging in all activities directly connected with banking activities and all activities ancillary thereto, including the brokerage of home savings and loan contracts, of insurance contracts, of companies and businesses, of shares held in investment funds and of equity shares, the performance of services in the area of automated data processing and the sale of credit cards and, taking into consideration the applicable legal provisions, engaging in all other activities directly or indirectly supporting our business objectives.

Our Articles of Association permit us to pursue these directly as well as through branches and subsidiaries. We perform our business activities in Austria and abroad.

Voting Rights and Shareholders' Meetings

Each of our ordinary shares entitles its holder to one vote at our shareholders' meeting. Shareholders may pass resolutions at a shareholders' meeting by a simple majority of the votes cast or, in the event that the majority of the share capital present is required to approve a measure, by simple majority of the share capital present, unless Austrian law requires a qualified majority vote.

The following measures require by law, which may not be reduced by our Articles of Association, a majority of at least 75% of the share capital present at a shareholders' meeting:

- changing the business objectives;
- increasing the share capital with a simultaneous exclusion of subscription rights;
- approving authorized or conditional capital;
- decreasing the share capital;
- excluding subscription rights for convertible bonds, bonds, and participation rights;
- dissolving the company or continuing a company already dissolved;
- transforming the company into a limited liability company (*Gesellschaft mit beschränkter Haftung*);
- approving a merger or a demerger;
- transferring all assets of the company; and
- approving profit pools or agreements on the operation of the business.

A majority of 90% of the entire share capital is required for an upstream merger pursuant to the Austrian Transformation Act (*Umwandlungsgesetz*) or for a demerger disproportionate to shareholdings pursuant to the Austrian Demerger Act (*Spaltungsgesetz*).

A shareholder or a group of shareholders holding at least 20% of the share capital is entitled to object to settlements or waivers of liability claims of the company against members of the Management Board, the Supervisory Board or third parties.

A shareholder or a group of shareholders holding at least 10% of the share capital is entitled to:

- require special audits of the activities with respect to the establishment of the company and its management, if these activities took place within the last two years, and request the appointment of a special auditor by a court, if such request has been rejected by a shareholder resolution;
- veto the appointment of a special auditor and request a court to appoint another special auditor;
- require the adjournment of the shareholders' meeting if certain positions of the annual financial statements are found to be incorrect by the minority shareholders;
- request the appointment of another auditor of our financial statements by the court for cause; and
- request the assertion of damage claims of the company against members of the Management Board, the Supervisory Board or third parties, if the claim is not obviously unfounded.

A shareholder or a group of shareholders holding at least 5% of the share capital is entitled to:

- require the calling of a shareholders' meeting or call a shareholders' meeting upon judicial authorization, if the Management Board or the Supervisory Board does not accede to a request for a shareholders' meeting;
- require the inclusion of items on the agenda of the shareholders' meeting;
- request the assertion of damage claims of the company against members of the Management Board, the Supervisory Board or third parties, if a special audit report reveals facts which may lead to damage claims against the aforementioned persons;
- apply for the appointment or removal of liquidators for cause;
- apply for an audit of the annual financial statements during liquidation; and
- appeal against a shareholder resolution, if such resolution provides for amortization, accumulated depreciation, reserves and accruals exceeding the limit set by law or the Articles of Association.

Neither the Stock Corporation Act nor our Articles of Association provide for minimum presence quorum requirements for shareholders' meetings in general. However, for certain significant resolutions to be adopted at our shareholders' meetings, all of the holders of our registered shares must be represented in order for those resolutions to be adopted.

The resolutions subject to this requirement are:

- an up-stream merger of our company into a 90% or greater shareholder (and subsequent squeeze-out of any minority shareholders) under the Austrian Transformation Act (*Umwandlungsgesetz*);
- demergers (*Spaltungen*);
- a merger resulting in the dissolution of our company;
- mergers with companies that were not part of the former Bank Austria AG's group on July 22, 2000; and
- amendments to the provisions of our Articles of Association concerning
    - the requirement that the holders of registered shares be present in order for certain shareholder resolutions to be adopted;
    - the requirement that there be an uneven number of shareholder-elected members of the Supervisory Board;
    - the requirement that at least two-thirds of the Supervisory Board members be present and at least two-thirds of the votes cast be in favor of a resolution of the Supervisory Board on the sale of a bank subsidiary that was wholly owned by the former Bank Austria AG on July 22, 2000, if the consideration received exceeds certain thresholds, but in any case, if the transaction volume exceeds 0.3% of our company's net capital resources (*anrechenbare Eigenmittel*) (Section 23 of the Banking Act), in order for the resolution to be effective; and

- the requirement that, through December 8, 2006, at least two-thirds of the Supervisory Board members be present and at least two-thirds of the votes cast be in favor of a resolution of the Supervisory Board authorizing the departure of our company from the savings bank sector in order for the resolution to be effective.

Our shareholders' meetings take place in Vienna. We must give at least 25 days' prior public notice of a shareholders' meeting, such notice also announcing the agenda of the meeting, and a period of at least 21 days (excluding the day on which the notice is published) for depositing the shares. At least three working days prior to the date of the shareholders' meeting, the holders of bearer shares are required to deposit their shares with a custodian, which may be our company, an Austrian notary public, the head office of an Austrian credit institution or any other credit institution listed in the notice announcing the shareholders' meeting. The custodian must then inform our company of any shares deposited with it no later than one day after the close of the depositing period and issue to the depositing shareholder a certificate entitling the shareholder to participate in the shareholders' meeting. Our shareholders may appoint proxies to represent them at shareholders' meetings.

Our annual shareholders' meeting, which must take place within the first eight months of our fiscal year and is called by the Management Board upon the receipt of the Supervisory Board's report on the annual financial statements, normally adopts resolutions on the following matters:

- distribution of our profits from the preceding fiscal year;
- discharging the members of the Management Board and the Supervisory Board for their activities in the preceding fiscal year; and
- appointment of auditors.

The Management Board, the Supervisory Board or shareholders holding in the aggregate at least 5% of our issued share capital may also call special shareholders' meetings.

The chairman of the Supervisory Board presides at our shareholders' meetings. If the chairman is not present, then the deputy chairman presides. If the deputy chairman is not present or prepared to preside, then the Austrian notary public certifying the meeting presides for electing a chairman.

Under certain circumstances, such as when a resolution violates our Articles of Association or the Stock Corporation Act, shareholders may file an action with the Commercial Court (*Handelsgericht*) in Vienna to challenge or petition for a decree of nullity of resolutions adopted at the shareholders' meeting, thereby having the resolution declared void.

Neither Austrian law nor the Articles of Association restrict the right of non-resident or foreign holders of our shares to hold or vote our shares.

Management Board and Supervisory Board

The Management Board is responsible for managing our business and represents our company in dealings with third parties. It is bound by applicable Austrian law, the Articles of Association and its internal rules of procedure (*Geschäftsordnung*), which have been adopted by the Supervisory Board. The Supervisory Board generally monitors the management of our company but is not permitted to make management decisions. It is also responsible for appointing and removing the members of the Management Board, representing our company in connection with transactions between a member of the Management Board and our company, and approving matters in areas where such approval is required by Austrian law or by our Articles of Association.

Both the members of the Management Board and the members of the Supervisory Board owe a duty of loyalty and care to us. In carrying out their duties, members of both the Management Board and the Supervisory Board must exercise the standard of care of a prudent and diligent entrepreneur. Both boards are required to take into account a broad range of considerations in their decisions, including our interests and those of our shareholders, employees, creditors, and the public. The Management Board is required to respect our shareholders' rights to equal treatment and equal information.

Under Austrian law, shareholders, like other persons, are prohibited from giving instructions to the Management Board or the Supervisory Board and from using their influence on us to cause a member of the Management Board or the Supervisory Board to act in a way that is harmful to us or to our shareholders. A controlling enterprise may not cause our company to take measures disadvantageous to us or to our shareholders. An individual shareholder or any other person exerting influence on us to

cause a member of the Management Board or the Supervisory Board to act in a way that is unfavorable to our company or its shareholders is liable for damages to us. Members of our Management or Supervisory Board who have neglected their duties in taking such actions are likewise jointly and severally liable for damages.

As a general rule, under Austrian law a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty to our company. Apart from insolvency or tort claims, only we have the right to claim damages from members of either board. We may waive this right or settle these claims only if five or more years have passed since the alleged breach and the shareholders approve the waiver or settlement at a shareholders' meeting by a simple majority of the votes cast, and provided that opposing shareholders do not hold, in the aggregate, 5% or more of our share capital and do not have their opposition formally noted in the minutes maintained by an Austrian notary public.

Pursuant to our Articles of Association, the Management Board must have between six to twelve members. Currently, it consists of eight members. The initial term of the members of the Management Board is generally limited to five years, but the Supervisory Board may reappoint any member. The Supervisory Board may remove a member of the Management Board prior to the expiration of its term for cause, for example in the case of a serious breach of duty.

Under our Articles of Association, any two members of our Management Board or any one member of the Management Board and one holder of a joint general power of attorney (*Gesamtprokura*) are entitled to act on behalf and in the name of our company. Subject to statutory limitations, we may also be represented by two holders of a *Gesamtprokura* or by two holders of a general commercial power of attorney (*Handlungsvollmacht*). Pursuant to the rules of procedure of the Supervisory Board, the consent of the Supervisory Board is required for certain measures taken by the Management Board, including:

- determination of the principles of our business policies;
- transfer of our registered shares;
- acquisitions or dispositions of equity investments, if the consideration for the equity investment exceeds 0.2% of our company's net capital resources (*anrechenbare Eigenmittel*) (Section 23 of the Austrian Banking Act (*Bankwesengesetz*));
- mergers;
- raising supplementary capital;
- leaving of the savings bank sector; and
- granting of loans exceeding 10% of our company's net capital resources (*anrechenbare Eigenmittel*).

Pursuant to our Articles of Association, the Supervisory Board consists of 17 persons, eleven of whom are elected by our shareholders and six of whom are delegated by our works' council. In addition, two state commissioners appointed by the Austrian Federal Minister of Finance are authorized to attend meetings of the Supervisory Board and its committees, and to block any decisions that do not comply with applicable law. See "The Austrian Banking System—Regulation and Supervision—State Commissioners". Our shareholders' meeting may remove any Supervisory Board member it has elected by a simple majority of the votes cast. The works' council may replace any employee representative at any time. In addition, any member of the Supervisory Board may resign by written notice to the chairman of the Supervisory Board.

The Supervisory Board meets at least quarterly. At least half of the members of the Supervisory Board, including the chairman or the deputy chairman, must be present at a meeting to constitute a quorum, except for certain resolutions which require a quorum of two thirds of the members of the Supervisory Board, such as for certain mergers. See "—Voting Rights and Shareholders' Meetings." Except where a different majority is required by law or our Articles of Association, the Supervisory Board acts by simple majority of the votes cast. In the case of any deadlock, the chairman casts the deciding vote.

We do not require the members of the Management Board or the Supervisory Board to own any of our shares to be qualified to serve as a board member. For more information on our Management Board and Supervisory Board, including their current members, see "Management and Employees."

Dividend Rights

The Offer Shares carry full dividend rights as from January 1, 2003. As a result, holders of the Offer Shares will be entitled to any dividends declared in respect of 2003 or later years, but not in respect of prior years.

Dividends are distributed to our shareholders proportionately, based on each shareholder's total share in our issued share capital.

At the annual general shareholders' meeting, our company's shareholders decide, by resolution, based on the recommendation of the Management Board and the Supervisory Board, whether dividends will be paid for any fiscal year and on the amount and timing of any such dividend payments. Dividends which are approved by the shareholders' meeting are due and payable within ten days of such meeting. Dividends which have not been collected by shareholders within three years are forfeited to our company. For information on our dividend policy, see "Dividend Policy."

Our company's ability to pay dividends is derived from its unconsolidated financial statements prepared in accordance with Austrian GAAP. Dividends may only be declared and paid from the annual net profits recorded in our company's unconsolidated annual financial statements as approved by the Management Board and the Supervisory Board. In determining the amount available for distribution, annual net earnings must be adjusted to account for any accumulated undistributed net profits or loss from previous years as well as for withdrawals from or allocations to reserves. Certain reserves must be established by law, and such reserves must therefore be deducted in calculating annual net earnings.

Liquidation Rights

If our company is liquidated, any assets remaining after repayment of our outstanding debts and supplementary capital will be distributed *pro rata* to the shareholders.

A resolution to dissolve our company must be adopted by shareholders representing three quarters of the share capital present at the shareholders' meeting at which the resolution is proposed.

Subscription Rights

In principle, holders of our shares have subscription rights (*Bezugsrechte*) allowing them to subscribe to any new shares (including securities convertible into shares, securities with warrants to purchase shares, securities with profit participation or participation certificates) to maintain their existing share in our share capital. Shareholders may waive their subscription rights as part of a shareholders' resolution on capital increases.

In addition, the shareholders' subscription rights in connection with a capital increase may be excluded by a three-quarters majority of the votes cast at the shareholders' meeting resolving upon the capital increase. Furthermore, in the case of a shareholders' resolution resolving upon authorized capital, the shareholders may, by a three-quarters majority of the votes cast, authorize the Management Board to exclude the shareholders' subscription rights upon the issuance of authorized capital. In such cases, the decision of the Management Board to issue the shares out of authorized capital and to exclude the shareholders' subscription rights requires the consent of the Supervisory Board.

The subscription rights may also be excluded, if the new shares are acquired by a credit institution ("underwriter") who undertakes to offer the new shares to those shareholders who would otherwise have subscription rights. The rights of the shareholders against such a credit institution are fully substituted for and are treated as being the subscription rights.

According to the Stock Corporation Act, the period for the exercise of subscription rights may not last less than two weeks. The Management Board must publish a notice of the issue price and the commencement and duration of the exercise period in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*). Shareholders are generally permitted to transfer their subscription rights. Following the listing of the shares on the Vienna Stock Exchange, any future subscription rights with respect to our ordinary no-par value voting bearer shares can be expected to be traded on the Vienna Stock Exchange for a limited number of days before the final day of the exercise period.

U.S. Holders of our ordinary no-par value voting bearer shares may not be able to exercise subscription rights. See "Risk Factors—Risks Relating to the Shares—Subscription Rights Unavailable to U.S. Holders of Shares in Certain Circumstances."

Austrian Code of Corporate Governance

In September 2002, an Austrian expert group introduced the Austrian Code of Corporate Governance (the "Code"). Represented in the expert group were financial analysts and asset managers, listed companies, investors, the Vienna Stock Exchange, accountants and legal scholars.

The Code primarily applies to listed Austrian stock companies. Companies voluntarily undertake to adhere to the principles set out in the Code. Thus, all listed companies are called upon to make a public declaration of their commitment to the Code and to have their adherence to the rules stipulated therein monitored by an external institution on a regular and voluntary basis, and to report the findings to the public. Our company has undertaken to adhere to the Code upon listing of the Shares.

The Code provides a framework for the accountable management and control of Austrian corporations. It is geared to creating sustainable, long-term value and increasing the degree of transparency for all the shareholders. The Code is based on statutory requirements under the most important provisions of Austrian corporation law, securities law and capital markets law as well as on the principles set out in the OECD Principles of Corporate Governance. For companies that adhere to the Code, non-compliance with the rules that are considered common international practice must be explained and the reasons stated.

The Code provides that the Supervisory Board should have no more than 10 members elected by our shareholders. Based on an agreement with our existing shareholders, the Supervisory Board will continue to consist of 11 members elected by our shareholders.

Special Rights in Case of a Mandatory Public Offer

Our Articles of Association provide for a special pricing requirement in case of a mandatory public takeover offer. The price of a mandatory bid must be at least equal the highest consideration in cash for our Shares paid or promised by the offeror within 12 months preceding the public offer. The general rule of the Austrian Takeover Act (*Übernahmegesetz*) which allows the offer price to be up to 15% below the highest price paid for our Shares by the offeror during the last 12 months before the offer (see "The Vienna Stock Exchange—Notification Requirements and Takeover Rules") does not apply to our Shares.

Notification Requirements

The notification provisions of the Austrian Stock Exchange Act (*Börsegesetz*) govern shares of companies listed on the official or the semi-official market of an Austrian exchange. Currently, a holder of such shares, whether domestic or foreign, must notify (i) the Vienna Stock Exchange, (ii) the company the securities of which have been acquired or disposed of, and (iii) the Financial Market Authority ("FMA") (*Finanzmarktaufsicht*) within seven days of any acquisition or disposal that results in such shareholder's voting rights equaling, exceeding or falling below thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 75% and 90% of the voting securities of the company. The company is required to publish any such event in the Official Gazette of the Wiener Zeitung within nine days of being notified thereof. These notification requirements also apply, among others, to shares that are subject to option and trust arrangements for shares. Furthermore, the members of the management and supervisory boards and the executives of a company listed on the official or semi-official market must notify the company and the FMA about any transactions that they enter into with respect to the shares of the company if the value of such transactions exceeds EUR 10,000 per calendar year. For purposes of calculating whether the Euro 10,000 threshold has been reached, these individuals must aggregate the value of all of the transactions that they entered into with respect to the shares of the company during the same calendar year.

Under the Austrian Banking Act, certain transactions are subject to the prior notification or approval of the FMA. Any person who intends to directly or indirectly hold or dispose of a qualified participation (a participation granting 10% of the voting rights or of the capital) in a credit institution is required to notify in writing the FMA of the extent of this participation prior thereto. Any person who intends to increase or decrease its participation in a credit institution granting voting rights or a share in the capital exceeding or falling below thresholds of 20%, 33% or 50% or providing for the credit institution to become its subsidiary is required to notify in writing the FMA prior thereto. The FMA is entitled to prohibit the intended transaction under certain limited circumstances. Our company is required to notify the FMA (i) of any of the above-mentioned transactions upon notice thereof, and (ii) annually of the name and

address of the holders of a qualified participation and its size. The following transactions, among others, require the prior approval of the FMA:

- any merger or concentration of credit institutions;
- the direct or indirect acquisition, increase or decrease by a credit institution of a participation in another credit institution that results in control over voting rights or ownership of a share in the capital equalling, exceeding or falling below thresholds of 10%, 20%, 33% or 50%;
- any spin-offs of credit institutions;
- any merger or concentration of a credit institution with non-banks, except for certain subsidiaries of the credit institution.

Notices

We publish notices pertaining to our shares in the Official Gazette of the Wiener Zeitung.

THE AUSTRIAN BANKING SYSTEM

Overview

Like most other countries in continental Europe, Austria has a banking system that is divided into different "sectors." These separate sectors primarily exist for historical reasons, and today the distinctions have diminished to the point that almost all banks are able to offer the services and hold the assets associated with universal banks.

The largest banking sector in Austria is the savings bank sector (*Sparkassen*), which includes the country's two largest institutions, our company (Bank Austria Creditanstalt AG) and Erste Bank AG. As of December 31, 2002, the savings bank sector had an estimated share of 37% of the total banking assets in Austria (source: Austrian National Bank). As of December 31, 2002, the second largest banking sector in Austria was the rural credit cooperative sector (*Raiffeisenbanken*), with an estimated share of 23% of total banking assets; followed by joint stock banks (*Aktienbanken*), with an estimated share of 16%; mortgage banks (*Landeshypothekenbanken*), with an estimated share of 7%; industrial cooperative banks (*Volksbanken*), with an estimated share of 5%; and home savings banks (*Bausparkassen)*, with an estimated share of 3%. An estimated 8% of the total banking assets in Austria are held by special purpose banks (*Sonderbanken*). For the employees of the various sectors, different collective bargaining agreements with differing compensation schemes are applicable (see "Management and Employees—Employees").

The Austrian banking market is relatively concentrated. Based on unconsolidated balance sheet totals as of December 31, 2002, the three largest banks in Austria, our company, Erste Bank AG and BAWAG/PSK, together had a combined estimated share of 39% of total banking assets in Austria (source: Austrian National Bank). The top ten banks in Austria had an estimated share of almost 60% of total banking assets in Austria. The remaining 887 banks in Austria had an estimated share of 40% of total banking assets. Approximately 600 of these 887 remaining banks were small rural credit cooperatives. As of December 31, 2002, the 897 banks in Austria operated a total of 4,471 branch offices.

Integration with the European Union (the "EU")

Austria joined the European Economic Area ("EEA") on January 1, 1994, and became a member of the European Union ("EU") on January 1, 1995. Upon joining the EEA, banks in Austria gained access to the European Common Market. Membership in the EEA and, later, in the EU required Austria to adopt several new laws, including the Austrian Financial Markets Harmonization Act (*Finanzmarktanpassungsgesetz*), which brought Austria into compliance with the requirements of the EEA treaty and EU banking directives. The regulatory framework has since been amended several times, primarily to implement subsequent EU banking directives. These reforms have resulted in significant changes to Austrian banking law and accounting rules.

Regulation and Supervision

The regulatory framework for the Austrian banking system is set forth in several statutes including the Austrian Banking Act (*Bankwesengesetz*), the Austrian National Bank Act (*Nationalbankgesetz*), the Austrian Financial Market Authority Act (*Finanzmarktaufsichtsbehördengesetz*), the Austrian Savings Bank Act (*Sparkassengesetz*), the Austrian Mortgage Bond Act (*Pfandbriefgesetz*), the Austrian Mortgage Bank Act (*Hypothekenbankgesetz*) and the Austrian Securities Supervision Act (*Wertpapieraufsichtsgesetz*), each as amended.

The National Bank Act governs the Austrian National Bank (Oesterreichische Nationalbank or OeNB) and its position in the European System of Central Banks. The Mortgage Bank Act regulates bonds backed by mortgages and municipal loans.

The Banking Act contains most of the essential regulations for banks, which are designated "credit institutions" under the statute. When adopted, the Banking Act reformed the regulation of the Austrian banking system. In addition to setting out capital adequacy rules, the Banking Act imposes various other requirements, restrictions and regulations on Austrian banks, including reporting and liquidity requirements, restrictions on non-financial participations and large exposures and regulations regarding internal controls and internal audits, deposit guarantees, money laundering, customer protection and banking secrecy. See "—The Banking Act."

Financial Market Authority

In 2001, the Financial Market Authority Act created a new Financial Market Authority ("FMA") (*Finanzmarktaufsicht*). As of April 1, 2002, direct supervision of banks, insurance companies, pension funds, investment services providers and securities exchanges was transferred from the Federal Minister of Finance and the former Austrian Securities Authority to the FMA. The FMA is an independent institution supervised by the Federal Minister of Finance. The FMA's two board members are nominated by the Federal Minister of Finance, the Austrian National Bank and the Federal Government appointed by the Federal President. A supervisory board consisting of eight members, two of whom are non-voting, approves the FMA's budget, financial statements, senior management and other important matters. The expenses of the FMA are borne primarily by the supervised banks, insurance companies, investment service providers and pension funds with a minor portion borne by the Federal Government.

Under the Banking Act and the Financial Market Authority Act, the FMA, assisted by the Austrian National Bank, regulates and supervises the domestic and foreign activities of Austrian banks and the branches of foreign banks operating in Austria. The FMA may take a variety of actions under the Banking Act to supervise banks on a comprehensive basis.

The FMA monitors compliance with the Banking Act and other relevant legislation and regulations by (i) Austrian banks and financial institutions, both in Austria and abroad, and (ii) foreign banks operating in Austria. In accordance with the Banking Act, credit and financial institutions organized in and regulated by other EEA member states generally are subject to regulation and supervision by their home state and not by Austrian authorities. These entities, however, must still comply with certain provisions of the Banking Act in connection with their activities in Austria.

With respect to supervised banks, the FMA can:

- request interim reports, audit reports and other information on any business matter related to the bank;
- inspect the bank's books, documents and data carriers; and
- require special audits by bank auditors or other experts.

The FMA may also appoint special auditors for a bank or order the Austrian National Bank to conduct its own audit of the bank. These audits can include branches and representative offices of a bank that are located outside of Austria. In addition, banks must submit regular reports to the FMA. See "—The Banking Act—Regular Reports."

The FMA may take enforcement action against a bank operating in Austria if there is reason to doubt the bank's ability to fulfill its obligations to its customers. Pursuant to its enforcement authority, the FMA can issue orders that are effective for up to 18 months. These orders can:

- prohibit withdrawals of capital or profits from the bank;
- appoint a government commissioner who is authorized to prohibit the bank from engaging in any business which could be prejudicial to the interests of the bank's customers;
- prohibit further management of the bank by its existing managing board; or
- prohibit, in whole or in part, the bank from engaging in any further business.

State Commissioners

The Federal Minister of Finance appoints a state commissioner and a deputy state commissioner for each Austrian bank that has total assets of more than EUR 375 million (which includes us). The state commissioners act on behalf of the FMA and must be invited to each of the bank's shareholders' and supervisory board meetings (including meetings of the supervisory board's executive committees) to ensure that actions taken at these meetings do not violate applicable law. If a state commissioner objects to any resolution proposed at a shareholders' or supervisory board meeting, he or she must notify the FMA immediately. A resolution challenged by a state commissioner cannot become effective until the FMA rules on its validity.

Trustees

Austrian banks, including us, are also subject to inspection by trustees and deputy trustees who are appointed by the Federal Minister of Finance pursuant to the Mortgage Bond Act and the Mortgage Bank Act. The trustees and the deputy trustees determine whether certain mortgage assets, including mortgage and municipal bonds and the underlying mortgages and municipal loans securing the bonds, comply with legal requirements.

State cover fund controllers who are also appointed by the Federal Minister of Finance pursuant to the Austrian Covered Bank Bond Act (*Gesetz betreffend fundierte Bankschuldverschreibungen*) monitor compliance by us and other regulated Austrian banks with the legal requirements for covered bonds and the cover fund as well as for approving the disposal of any part of the cover fund. Cover funds consist of claims against the Republic of Austria or against enterprises with the guarantee of the Republic of Austria, gilt-edged securities and cash.

Federal Minister of Finance

The Federal Minister of Finance monitors compliance of the FMA with the Banking Act and other relevant legislation

The European Central Bank and the Austrian National Bank

On January 1, 1999, upon the start of the third stage of the European Economic and Monetary Union, the European Community became competent for currency and monetary policy matters. On the same day, the Austrian National Bank transferred control over its monetary policy to the European Central Bank ("ECB") and joined the European System of Central Banks (the "ECSB") in which the ECB and the national central banks of the EU member states are represented.

Under the primary objective to maintain price stability, the basic tasks performed by the ESCB and the ECB include:

- determining and implementing the monetary policy of the euro-zone;
- conducting foreign exchange transactions;
- holding and managing the official foreign reserves of the member states; and
- promoting the smooth operation of payment systems.

Both the ECB and the Austrian National Bank are independent institutions that must not seek or accept instructions, in particular, from governmental bodies or institutions of any EU member state or the EU or from any other body.

The Austrian National Bank assists the ECB in formulating and implementing its monetary policy and, subject to the approval of the ECB, is authorized to issue euro coins and bank notes. In fulfilling its duties, the Austrian National Bank must comply with the directives of the ECB.

In addition to its functions within the ECSB, the Austrian National Bank reviews reports filed by banks and makes recommendations to the FMA and the Federal Ministry of Finance. Detailed foreign currency statistics concerning the foreign currency position of all Austrian banks are provided by the Austrian National Bank, giving an indication of the business volume of all large Austrian banks. Austria's detailed information reporting requirements act as a form of regulatory control since the figures in these reports and the information provided by the banks must be consistent, comply with the rules and regulations of the Austrian National Bank and must be transmitted to the ECB.

Capital Adequacy Requirements

Under Austrian risk-based capital adequacy rules, which are based on EU law and the 1988 Basel Capital Accord, each bank must maintain a solvency ratio of at least 8%. The solvency ratio is the ratio of a bank's net capital resources to its risk-weighted assets and certain off-balance sheet items (as explained below). These rules must be met by Bank Austria Creditanstalt AG on its own and by Bank Austria Creditanstalt AG together with all of its consolidated financial subsidiaries. For these purposes, Bank Austria Creditanstalt AG is consolidated with all other banks, factoring and leasing companies, investment firms and ancillary banking service undertakings of which Bank Austria Creditanstalt owns 50% or more or which it controls or has the right to control.

For purposes of calculating the solvency ratio, the Banking Act defines net capital resources as consisting principally of the sum of a bank's Tier 1 Capital, Tier 2 Capital and Tier 3 Capital (as explained below). Certain losses, certain intangible assets and certain investments in banks or financial institutions are required to be deducted from the capital resources in calculating net capital resources. Tier 1 Capital consists of (i) paid-in capital, (ii) disclosed reserves, and (iii) funds for general bank risks, and (iv) only for the purpose of calculating the solvency ratio on a consolidated basis, hybrid capital. Tier 2 Capital consists of (i) supplementary capital, (ii) certain hidden reserves, (iii) participation capital, (iv) subordinated capital, (v) revaluation reserves and (vi) commitments of members of co-operative banks to make additional contributions based on their shareholdings. Tier 3 Capital consists of short-term subordinated capital. The Banking Act requires that the aggregate amount of Tier 2 Capital must not exceed Tier 1 Capital. In addition, subordinated capital may not exceed 50% of Tier 1 Capital. In addition, further restrictions apply to the eligibility of revaluation reserves of cooperative banks' members commitments and of short-term subordinated capital.

The risk-weighted basis of balance sheet assets and certain off-balance sheet items are computed by assigning a bank's assets to one of four broad categories of credit risk based on the type of counterparty or debtor associated with each asset: 0%, 20%, 50% or 100%. For assets included on the balance sheet, the value of each asset as recorded on the balance sheet is multiplied by the percentage applicable to its risk category to arrive at the risk-weighted value. The value of each off-balance sheet item is first weighted according to specific risk categories and then also multiplied by the percentage applicable to the risk category of the counterparty. To special off-balance sheet items such as swaps and other financial derivatives, either the mark-to-market approach or the original exposure approach applies. For their trading books, banks are required to meet the capital requirements regarding position risk as well as settlement and counterparty risk according to a "trading book approach." For these risks, Tier 3 Capital can be used.

In June 1999, the Basel Committee began to consider reforms to the capital adequacy rules. The Basel Committee is composed of the governors of the G-10 central banks and had been responsible for the 1988 Basel Capital Accord, which had laid the foundation for the capital adequacy rules that currently apply to EU banks. The Basel Committee intends to create a new framework that will better align capital adequacy assessment with the key elements of banking risks and provide incentives for banks to enhance their risk measurement and management capabilities ("New Basel Capital Accord"). The proposal is based on three mutually reinforcing concepts:

- minimum capital requirements which offer a range of more risk-sensitive options to address credit risk and the new concept of operational risk;
- supervisory review of a bank's capital adequacy and internal assessment process; and
- market discipline through effective disclosure to encourage safe and sound banking practices.

Although the new framework's focus is primarily on banks that operate on an international scale, its underlying principles are intended to be suitable for application to banks of varying levels of complexity and sophistication. The European Commission has begun to review the Basel Committee's proposals.

Based on the Basel Committee and the European Commission proposals to date, we expect that the new Basel and EU capital adequacy framework will not have a negative impact on the business of our group.

Minimum Reserves

Each bank, including us, that is licensed in a country participating in the third stage of the European Economic and Monetary Union must maintain minimum reserves with its national central bank. The minimum reserve system applies to credit institutions in the Euro area and primarily pursues the aims of stabilizing money market interest rates and creating (or enlarging) a structural liquidity shortage. The reserve requirement of each institution is determined in relation to elements of its balance sheet. In order to pursue the aim of stabilizing interest rates, the minimum reserve system enables institutions to make use of averaging provisions. Compliance with the reserve requirement is determined on the basis of the institutions' average daily reserve holdings over a one-month maintenance period. Institutions' holdings of required reserves are remunerated at the rate of the main refinancing operations.

Failure by a bank to meet the minimum reserve requirements exposes the bank to possible interest penalties.

Accounting and Auditing

Generally, Austrian regulations governing the conduct of audits and related reporting obligations have been harmonized with EU standards. Pursuant to these rules, all banks operating in Austria are required to submit audited financial statements, including the related audit report, to the FMA and the Austrian National Bank no later than within six months of the end of the banks' fiscal year. These financial statements must also be published in the Official Gazette of the Wiener Zeitung, the official publication of the Republic of Austria.

All banks must have their financial statements audited by an independent bank auditor, who is either a certified public accountant or, if applicable, the auditing institution serving the relevant banking sector. As a savings bank stock corporation, our consolidated and unconsolidated financial statements for the years ended December 31, 2000, 2001 and 2002 have been audited by the statutory bank auditor, the Auditing Board of the Savings Bank Auditing Association (Sparkassen-Prüfungsverband, Prüfungsstelle). This audit was performed jointly with KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, which have been appointed by our shareholders to act as additional auditors.

The contents of a bank's audited financial statements are prescribed by law. Banks are allowed to use international accounting standards, such as IAS or U.S. GAAP, to consolidate financial statements as long as the financial statements comply with EU guidelines, contain all required information and are audited. Our Consolidated Financial Statements are prepared in accordance with IAS.

A bank's auditors are required to examine the accuracy of the bank's valuation of its assets and certify that the bank has complied with all regulations that apply to credit institutions in Austria, including all applicable EU directives. The bank's auditors also must include in their long-form reports which are delivered to the FMA, the Austrian National Bank, and the bank's supervisory and management boards an overall opinion on the risk, profitability and financial position of the bank.

The Banking Act

The Banking Act imposes, among other things, the following requirements:

Regular Reports. Each bank in Austria must file regular reports with the FMA immediately following the end of each calendar month that disclose certain single large exposures as well as the adequacy of its capital resources, liquidity, open positions, large exposures and non-financial participations. Each bank must also disclose to the FMA its quarterly profit and loss statements and annual reports. In addition, annual reports on hidden reserves are required. All reports are also delivered to the Austrian National Bank, which must provide an opinion to the FMA as to whether the bank has complied with all applicable regulations on capital adequacy, liquidity, open positions, large exposures and non-financial participations.

Liquidity. Banks must meet their payment obligations. Every bank must establish a financial and liquidity plan that enables it to react to possible disparities between incoming and outgoing payments and to changes in market conditions. Banks must structure the terms of their claims and obligations to provide for changing interest rates and maturity trends. In addition to these general regulations, banks must retain minimum liquid resources of both first degree and of second degree. The Banking Act sets forth a detailed calculation plan to address these factors. Liquid resources of the first degree consist primarily of deposits with the Austrian National Bank, and liquid resources of the second degree consist primarily of listed bonds and net deposits with banks.

Open Positions. A bank's "open position" is defined as the difference between its assets and liabilities that are denominated in a currency other than the Euro. At the end of any business day, no single open position may exceed 30% of the bank's net capital resources. The total of all open positions may not exceed 50% of the bank's net capital resources at the close of business of any day. Similar restrictions apply to open positions on items that become due within a specific calendar quarter and any six-month period.

Large Exposures. Under the Banking Act, a "large exposure" exists if the assets and off-balance sheet items attributable to a single client or group of affiliated clients exceed 10% of the net capital resources of a bank or a group of banks. Large exposures can only be maintained with the prior consent of the bank's supervisory board and, in any event, may not exceed 25% of the bank's and the group's net

capital resources on a risk-weighted basis. Moreover, no large exposure may exceed 20% of the bank's and the group's net capital resources on a risk-weighted basis if it is made by the bank to its parent company or a subsidiary of the parent company or a subsidiary of the bank. The aggregate of a bank or a group's large exposures may not exceed 800% of its net capital resources on a risk-weighted basis. Exceptions apply for, among other things, large exposures to the Republic of Austria and its provinces.

Participations. The Banking Act also governs the holding of qualified participations by banks. A "qualified participation" is a direct or indirect holding of at least 10% of the capital or voting rights of a company. A qualified participation may also exist if a bank is able to exercise significant influence over the management of a company. Generally, no qualified participation in a non-financial institution may be held by a bank or a group of banks if the book value of the participation exceeds 15% of the net capital resources of the bank or banking group. In addition, the entire book value of qualified participations may not exceed 60% of the bank's or banking group's net capital resources. These limitations may be exceeded if participations are held (i) temporarily in connection with a company's financial restructuring, (ii) to fulfill a placement obligation for newly issued securities, (iii) in the name of the bank but for the account of a third person or (iv) as a non-permanent investment.

Deposit Guarantee and Investor Compensation Programs

The Banking Act requires every bank that holds customer deposits or provides services with respect to certain securities to join the deposit guarantee program in case of customer deposits or the investor compensation program in case of investment services applicable to its banking sector. If a bank is not a member of a program required by law, its license to conduct a deposit-taking or investment service business in Austria lapses. Pursuant to these requirements, we are a member of the deposit guarantee and investor compensation programs for savings banks.

Consistent with EU law, participation in a deposit guarantee program ensures that, in the event sufficient funds are not available to pay deposits, deposits will be repaid up to a maximum amount of EUR 20,000 per depositor or the equivalent amount in a currency of the EEA. Cases of hardship and small accounts are paid first, up to an amount of EUR 2,000. Deposits of creditors not qualifying as natural persons are guaranteed up to 90% of the maximum. Funds must be paid within a period of three months following a request for payment and verification of the claim.

If the guarantee program for a particular banking sector is required to make a payment to restore guaranteed deposits, each bank that is a member of that sector will be required to contribute funds to the program. Each bank's contribution is determined according to a formula and is in proportion to the aggregate amount of the bank's guaranteed deposits, subject to a maximum contribution equal to 0.83% of the risk-weighted basis used to calculate the bank's net capital resources requirement for the relevant fiscal year. In the event one sector cannot meet its obligations, the guarantee programs of the other banking sectors must contribute a proportionate share of the amount remaining to be paid. Payments that exceed the resources of the guarantee programs of all of the banking sectors are financed by debentures that may be guaranteed by the Federal Ministry of Finance.

The principles of the investor compensation program are comparable to the principles of the deposit guarantee program.

The Shares do not constitute deposits and, as a result, do not benefit from any deposit guarantee program.

SELECTED INFORMATION ON THE POLISH BANKING SYSTEM

In view of the size and scope of our Polish banking operations relative to our company's size and the size of our other CEE operations, we provide here some selected background information on the Polish banking system.

Structure and Development of the Polish Banking System

Until 1989, the Polish banking system was controlled by the government and business decisions were subordinated to the political priorities of the state. The banking sector was composed of the National Bank of Poland (*Narodowy Bank Polski*) (the "NBP"), three state-owned specialist banks, co-operative banks and two state-controlled banks.

The reform of the Polish banking system began in 1989, when about 400 branches of the NBP were transformed into nine regional commercial banks. In that same year, the Polish Parliament adopted new legislation to govern the NBP and regulate the banking sector as a whole. As a result of these reforms, a relatively large number of new private banks were opened.

Generally, Polish banks have been relatively small in terms of equity and have had limited branch coverage. This has led many banks to consolidate as a means of further development. As of April 18, 2003, there were 59 commercial banks in Poland, of which 15 were wholly owned by Polish investors and 44 were partially owned by non-Polish investors (source: Polish Department of Banking Licensees of the General Inspectorate of Banking Supervision). As of that same date, there were 603 co-operative banks operating in Poland. As of April 14, 2003, there were 14 representative offices of international banks in the country (source: Polish Department of Banking Licensees of the General Inspectorate of Banking Supervision).

A recent European Commission report, the *2002 Regular Report of Poland's Progress Towards Accession* (October 9, 2002), provided a generally positive evaluation of the Polish banking system:

> [T]he sector seems stable and well capitalised. Efficiency of banking intermediation, measured in terms of interest rate spreads remains low and is improving only slowly. At 7.7%, the spread between average lending and deposit rates in 2001 was at a similar level to the one that prevailed in 1997(1). The high degree of foreign ownership in the financial sector is an important factor underpinning soundness and stability. Systemic threats are also limited in view of the fact that the financial sector is still small. Nevertheless, in the banking sector, there has been a rapid and sharp deterioration in asset quality over the last two years. The share of non-performing loans as a percentage of total portfolio has increased to 18.3% in 2001 from 10.5% in 1997. On the other hand, the regulatory and supervisory framework for the financial sector as a whole has been continuously upgraded over the period to keep pace with developments, and is now close to international standards and best practice—and compliance with the *acquis*. The legal framework and the supervisory process had already been significantly improved on the occasion of the previous change to the Banking Law in 1997. A new amendment to the Banking Law entered into force at the beginning of 2001 and has addressed several major shortcomings, including the supervisors' authority to conduct consolidated supervision, capital requirements to apply on a consolidated basis to banks and market risk, improved anti-money laundering legislation and clear rules for bank ownership transfer, as well as large credit exposure and provisioning.

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(1) This may also reflect prudent pricing policies in the context of the slowdown and the rise in non-performing loans.

The National Bank of Poland

The NBP is the central bank of Poland. Currently, it is governed by the Act on the National Bank of Poland of August 29, 1997 (*Ustawa z dnia 29 sierpnia 1997 r. o Narodowym Banku Polskim*), as amended (the "NBP Act"), and the Polish Banking Law of August 29, 1997 (*Ustawa z dnia 29 sierpnia 1997 r. Prawo bankowe*), as amended, which have harmonized Poland's banking regulations with applicable EU standards. The Constitution of the Republic of Poland and the NBP Act both provide that the NBP is an independent authority, which was necessary in order for Poland to apply to participate in the European Economic and Monetary Union.

The principal responsibilities of the NBP concern management of the monetary supply, credit and exchange rate policies and bank regulation and supervision. The NBP is also required to support the

economic policy of the Polish government if that policy does not conflict with the NBP's basic policies. The NBP is headed by three governing bodies: the President, the Management Board and the Monetary Policy Council.

The President of the NBP is nominated by the President of the Republic of Poland and appointed to serve a six-year term by the Lower House of the Polish Parliament (the Sejm). The President of the NBP serves as the Chairman of the NBP's Management Board, the Monetary Policy Council and the Banking Supervisory Commission, and can only be removed from office in very limited circumstances.

The ten independent members of the Monetary Policy Council are responsible for determining Poland's annual monetary policy and, in particular, set NBP base interest rates, establish the procedures that govern bank reserve requirements and set the reserve ratio. The President of the NBP is a member of the Monetary Policy Council and serves as its Chairman. The President of the Republic of Poland, the Lower House of the Polish Parliament, and the Upper House of the Polish Parliament (the *Senate*) each appoint three of the remaining members of the Monetary Policy Council to serve six-year terms.

The Management Board of the NBP is composed of the President of the NBP and between six and eight additional members who are nominated by the President of the NBP and appointed by the President of the Republic of Poland. In general, the Management Board of the NBP is responsible for the day-to-day operations of the NBP.

Regulation and Supervision

The NBP Act established the Banking Supervisory Commission, which supervises the activities of banks operating in Poland. The President of the NBP, the Director of the General Inspectorate of Banking Supervision and representatives of the President of the Republic of Poland, the Minister of Finance, the Chairperson of the Polish Securities Commission and the President of the Bank Guarantee Fund serve on the commission. The General Inspectorate of Banking Supervision carries out and coordinates the responsibilities of the Banking Supervisory Commission. It enforces banking regulations, ensures that banks comply with their constituent documents (including their statutes and articles of association) and establishes rules to ensure that banks operate in a manner that ensures the safety of funds held by customers with the banks.

The Banking Law requires banks to maintain a risk-weighted capital ratio (accounting for credit and market risk) of at least 8%. This ratio is calculated substantially in accordance with international standards and is consistent with EU directives. The Banking Law also classifies the quality of bank assets, and applies specific provisions with respect to problem loans, requiring banks to hold reserves of 100% for non-performing or "loss" loans, 50% for doubtful loans, 20% for substandard loans and 1.5% for loans in a "special watch" category. In addition, banks must keep a portion of their zloty and foreign currency reserve funds in an interest-bearing account at the NBP.

In addition, the Banking Law sets out detailed rules applicable to the concentration of a bank's debts. Generally, the Polish banking regulations permit up to 25% of the bank's equity to be invested in a loan to a single entity, provided that no equity or other relationship exists between the bank and the borrower. Where the amount of any single receivable owed to the bank exceeds 10% of the bank's equity, the total amount of the bank's receivables must not be higher than 800% of the bank's equity. A bank must notify the Banking Supervisory Commission if the debt that any single entity owes to the bank exceeds 10% of the bank's equity.

Each bank operating in Poland is also required to provide a monthly balance sheet and quarterly profit and loss statement to the NBP, which uses this information to publish a quarterly report that analyzes the general performance of banks operating in Poland. In addition, every ten days banks are required to report their foreign exchange positions to the NBP as of the close of business on each of the previous ten days.

The formation of new banks is supervised by the Banking Supervisory Commission pursuant to the Banking Law, which governs the establishment and organization of state banks, co-operative banks and joint-stock banks. The initial share capital of a newly formed bank must at least equal the Polish zloty equivalent of EUR 5,000,000. In addition, a new bank cannot be formed until it has received a permit from the Banking Supervisory Commission. The articles of association of each new bank must comply with the requirements specified in the Banking Supervisory Commission's permit. The bank may not amend its articles of association unless it obtains permission from the Banking Supervisory Commission.

Pursuant to the Banking Law, the Banking Supervisory Commission must approve any purchase exceeding a threshold of 10%, 20%, 25%, 33%, 50%, 66%, or 75% of the voting power of a bank's shares. A person or entity acquiring a block of a bank's shares that represents at least 5% of the votes eligible to be cast at the bank's shareholders' meeting is required to notify the bank of its acquisition, and the bank must then inform the Banking Supervisory Commission. Any person or entity intending to sell a block of shares in a bank is required to notify the Banking Supervisory Commission of such intention, if: the shareholding to be sold entitles the holder to over 10% of the voting rights exercisable at the bank's shareholders' meeting, or the disposal of the shares will result in a decrease of the voting rights held at the bank's shareholders' meeting below 10%, 20%, 25%, 33%, 50%, 66%, or 75%. Generally, a person or entity that has acquired a block of shares without the permission of the Banking Supervisory Commission is entitled to exercise voting rights at the bank's shareholders' meeting only in respect of shares corresponding to 5% of the total number of votes eligible to be cast at the bank's shareholders' meeting.

If a bank is organized as a joint-stock company, the Banking Law also sets forth certain requirements regarding the composition of the bank's supervisory and management boards. Among other requirements, the Banking Supervisory Commission must approve the appointment of the president and at least one other member of the bank's management board.

The Polish Act on the Bank Guarantee Fund (*Ustawa z dnia 14 grudnia 1994 r. o Bankowym Funduszu Gwarancyjnym*) established the Bank Guarantee Fund (*Bankowy Fundusz Gwarancyjny*), which provides bank-funded deposit insurance to all banks operating in Poland. The Bank Guarantee Fund is supported by mandatory bank contributions. The level of a bank's contribution depends on the amount of the bank's assets. The funds collected by the Bank Guarantee Fund are used to finance its operations. In certain circumstances a bank can apply for a loan or guarantee from the Bank Guarantee Fund on terms that are more favorable than those generally available in the market.

In the event a bank does not have sufficient funds available to pay deposits, the Bank Guarantee Fund will pay the bank's customers the value of their deposits up to the amount required by law. The Bank Guarantee Fund will pay customers who have deposited funds denominated in either zloty or foreign currency:

- 100% of deposits up to the equivalent of EUR 1,000; and
- 90% of deposits between EUR 1,000 and EUR 22,500.

A depositor may not obtain amounts above these levels from the Bank Guarantee Fund, irrespective of the amount deposited in any account. For purposes of calculating these insurance caps, all of the accounts held by a depositor at a single bank generally are aggregated and treated as a single account. A depositor may bring suit against the bank to recover lost amounts that are not covered by the Bank Guarantee Fund.

CERTAIN AUSTRIAN AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary, under current law, of the principal Austrian and U.S. federal income tax considerations relevant to an investment by a U.S. taxpayer in our Shares. This summary applies to you only if you (i) own less than 10% of our voting stock, and (ii) are eligible for benefits as a U.S. resident under the current income tax convention between the United States and Austria (the "Treaty") in respect of your investment in the Shares. In general, you will be eligible for such benefits if:

- you are:
  - an individual U.S. citizen or resident;
  - a U.S. corporation; or
  - a partnership, estate, or trust to the extent your income is subject to taxation in the United States as the income of a resident, either in your hands or in the hands of your partners or beneficiaries;
- you are not also a resident of the Republic of Austria for Austrian tax purposes;
- you are the beneficial owner of the Shares (and the dividends paid with respect thereto);
- you hold the Shares as a capital asset for tax purposes;
- you do not hold the Shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Austria; and
- you are not subject to an anti-treaty shopping provision in the Treaty that applies in limited circumstances.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors who are subject to special rules. We have assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. You should consult your own tax advisers regarding the tax consequences of the ownership of our Shares in the light of your own particular circumstances.

In general, the Austrian and U.S. federal income tax considerations relevant to an investment in the Shares will be similar to the considerations relevant to investments in equity securities issued by other Austrian corporations.

With regard to Austrian taxation:

- dividends that you receive on the Shares will generally be subject to Austrian withholding tax at a rate of 25%, but you will be entitled to claim a refund from the Austrian tax authorities to the extent the amount withheld exceeds the 15% rate provided under the Treaty;
- capital gains that you realize on a sale or other disposition of the Shares will not be subject to any Austrian tax; and
- no Austrian transfer, stamp, net worth, or other similar taxes will apply to a purchase, sale, or other disposition of the Shares that you make.

In order to obtain the refund of Austrian withholding tax described above, you must file a claim with the Austrian tax authorities. A claim form and instructions may be obtained from the homepage of the Austrian Ministry of Finance (www.bmf.gv.at/service/formulare).

With regard to U.S. federal income taxation:

- you must include the gross amount of cash dividends paid on the Shares, without reduction for Austrian withholding tax, in ordinary income on the date that you receive them, translating dividends paid in Euro into U.S. dollars using the exchange rate in effect on the date of receipt;
- subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009;
- dispositions of Shares that you make will generally give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at a maximum rate of 15% for gain recognized

after May 5, 2003 and before 2009, and otherwise at a maximum rate of 20%, if the Shares were held for more than one year;

- Austrian tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against your U.S. federal income tax liability or, if you have elected to deduct such taxes, may be deducted in computing taxable income; and
- fluctuations in the U.S. dollar-Euro exchange rate between the date that you receive a dividend and the date that you receive a related refund of Austrian withholding tax may give rise to foreign currency gain or loss, which is generally treated as ordinary income or loss for U.S. tax purposes.

EXCHANGE CONTROL REGULATION

The Austrian National Bank's current exchange control regulations relating to securities generally permit banks, financial institutions and non-banks to engage in all foreign exchange transactions covered by the regulations of the Austrian Foreign Exchange Act (*Devisengesetz*) as long as they observe certain reporting requirements (which are primarily used for statistical purposes). Banks, financial institutions and non-banks must comply with these reporting requirements when, among other things, banking connections (including credit and debit accounts) exist with non-residents and when transaction volumes exceed certain thresholds. Upon establishing a business relationship, Austrian banks and financial institutions must determine the residential status of their customer. Austria has implemented relevant United Nations and EU embargoes.

THE VIENNA STOCK EXCHANGE

The Vienna Stock Exchange (*Wiener Börse*) is operated by an independent stock company, the Wiener Börse AG, pursuant to a special license under the Austrian Stock Exchange Act (*Börsegesetz*). In addition to operating the Vienna Stock Exchange, the Wiener Börse AG also operates a commodity exchange. Members of the Vienna Stock Exchange include banks, foreign investment firms and foreign local firms. The Vienna Stock Exchange is supervised by the FMA, which supervises trading on the stock exchange with a particular focus on the rules governing insider trading, fairness and other market related aspects of securities trading. A Stock Exchange Commissioner, appointed by the Federal Minister of Finance, reviews the corporate resolutions of the Wiener Börse AG and monitors the compliance of the Vienna Stock Exchange with applicable laws and regulations.

Besides other Austrian banks as well as other companies listed on the Vienna Stock Exchange, we hold a 11.7% stake in Wiener Börse AG. Mr. Friedrich Kadrnoska being the deputy chairman of our Management Board is the chairman of the Supervisory board of Wiener Börse AG.

The Markets of the Vienna Stock Exchange

The Stock Exchange Act provides for three statutory markets: the Official Market (*Amtlicher Handel*), the Semi-Official Market (*Geregelter Freiverkehr*) and the Third Market (*Dritter Markt*). The Vienna Stock Exchange has divided the Official and the Semi-Official markets into three trading segments for equity securities: the Prime Market, the Standard Market Continuous and the Standard Market Auction.

To be traded on the exchange, shares of a company must meet certain statutory listing criteria required by the Stock Exchange Act and certain non-statutory additional listing criteria required by the Vienna Stock Exchange. Securities that meet the requisite criteria are listed on the relevant statutory market and assigned to a specific trading segment of the Vienna Stock Exchange.

The Prime Market, where our Shares are expected to be traded, represents the highest-ranking trading segment of the Vienna Stock Exchange. To have its shares included in the Prime Market, a company must satisfy the legal criteria set out in the Stock Exchange Act and agree to fulfill more stringent reporting, quality and disclosure requirements. Shares in the Prime Market must also be serviced by a specialist trader. The Standard Market Continuous and Standard Market Auction segments contain all stocks admitted to listing on the Official Market or Semi-Official Market that fail to meet the high criteria for the Prime Market. Shares in the Standard Market Continuous segment are traded continuously, whereas shares in the Standard Market Auction segment are traded once a day.

The web site of the Vienna Stock Exchange (*www.wienerborse.at*) provides general information about the exchange as well as a range of services such as quotations and ad hoc information about listed companies. The information presented on the Vienna Stock Exchange's web site is not part of this Offering Circular.

On June 18, 2003, the admission of the Shares for listing on the Official Market and assigned to the Prime Market segment of the Vienna Stock Exchange was agreed upon.

Trading and Settlement

Shares and other equity securities listed on the Vienna Stock Exchange are quoted in Euro on a per share basis. Listed shares are traded on and off the exchange, with off-exchange trades accounting for nearly half of the volume of share trades. The Vienna Stock Exchange may suspend trading in a stock if orderly trading on the stock exchange is temporarily endangered or if necessary to protect the public interest.

All trades in securities admitted to the Official Market or to the Semi-Official Market are settled through Oesterreichische Kontrollbank AG, the clearing agency used and supervised by the Vienna Stock Exchange in accordance with the "Rules for the Clearing and Settlement of Securities Transactions on Wiener Börse" ("*Arrangement*"). There are, however, exceptions to these procedures—for example, in securities drawn by lot before the date of drawing. The settlement procedures are designed to ensure that money and securities movements are kept to a minimum.

In 1999, the Vienna Stock Exchange implemented a Vienna-based interface for the XETRA (Exchange Electronic Trading) trading system. XETRA is the electronic trading system of Deutsche Börse AG (the stock company that operates the Frankfurt Stock Exchange). Through XETRA, all participants have equal access to the trading facilities of the Vienna Stock Exchange, regardless of their location. Transactions executed through XETRA are automatically forwarded to a system operated by the Oesterreichische Kontrollbank AG, which uses automated netting procedures and daily mark-to-market evaluation of collateral requirements to reduce transaction costs.

The Austrian Traded Index

The Austrian Traded Index ("ATX") is an index that is weighted according to the free float adjusted market capitalization of the companies that it tracks. It has been designed as a close-to-market, transparent benchmark for the Austrian stock market and serves as a reference index for futures and options. The ATX includes those stocks of the Prime Market with the highest liquidity and free float adjusted capitalization. We expect that our Shares will be included in the ATX in due course following their first day of trading.

Trading Volume

The aggregate volume of domestic shares traded on the Vienna Stock Exchange during 2002 was approximately EUR 12.3 billion. As of December 31, 2002, a total of 103 companies were listed on the Official and Semi-Official Markets, the two most important statutory markets of the Vienna Stock Exchange. Of these companies, the vast majority were Austrian. On December 31, 2002, the market capitalization of the Austrian companies listed on the exchange was approximately EUR 30.4 billion. (Source: Vienna Stock Exchange).

You should recognize that the Vienna Stock Exchange, where the Shares have been accepted for listing, has substantially less trading volume than stock exchanges of certain other Western European countries. Securities traded on the Vienna Stock Exchange may be less liquid and more volatile than securities traded in certain other securities markets.

Notification Requirements and Takeover Rules

The Austrian Takeover Act (*Übernahmegesetz*) regulates public offers for the acquisition of shares of an Austrian stock company with shares traded in an official or semi-official market in Austria. The purpose of the Takeover Act is to ensure that a public offer for the shares of such a company is carried out in a fair way and that the shareholders of the company are treated equally. If a controlling interest in the company is established, the Takeover Act also seeks to ensure that shareholders have an opportunity to sell their shares at a fair price. The Takeover Commission supervises compliance with the Takeover Act and has the power to fine violators of the Takeover Act.

Any public offer for the shares of a target company must be prepared in accordance with the formal requirements of the Takeover Act and be submitted to the Takeover Commission prior to its publication. Generally, an offeror must not disclose its intention to launch a public offer until it has notified the Takeover Commission. If, however, rumors of the offeror's intention lead to significant changes in the price of the target company's shares prior to notification of the Takeover Commission, an offeror is required to publish its intention to bid for the shares of the target company immediately and must submit the offering documents to the Takeover Commission within ten trading days following publication.

Any person who acquires a controlling interest in a target company has to prepare an offer (a "mandatory offer") to purchase the remaining outstanding shares in the target and must notify the Takeover Commission of the offer within 20 trading days of acquiring the interest. There is a rebuttable presumption that a person has acquired a controlling interest in a company if the person obtains (i) 30% of the voting stock of the company, or (ii) between 20% and 30% of the voting stock of the company, if this amount would have constituted a majority of the votes present at the company's last three consecutive ordinary shareholders' meetings.

The Takeover Commission has issued an ordinance that requires an offeror with a controlling interest in a target company but without a majority of the votes of the target company to make a mandatory offer if it acquires at least an additional 2% of the target's voting stock within a period of 12 months.

A mandatory offer pursuant to the Takeover Act must offer to pay shareholders a price for their shares that is at least equal to the higher of (i) the average stock price during the last six months and (ii) the highest consideration per share paid or agreed to be paid by the offeror during the last 12 months less a discount of 15% (to account for any control premium paid by the offeror). Pursuant to our Articles of Association, the 15% discount rule does not apply to our Shares (see "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG—Special Rights in Case of a Mandatory Public Offer"). A mandatory offer must offer to pay cash for the shares, although stock may also be offered to the shareholders as optional consideration.

For information on stock exchange notification requirements see "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG—Notification Requirements."

PLAN OF DISTRIBUTION

Under the terms of an underwriting agreement (the "Underwriting Agreement") dated , 2003, each of the underwriters has severally agreed to purchase, and we have agreed to sell to them, New Shares up to the number set forth opposite their names in the table below.

Name	Number of Shares
J.P. Morgan Securities Ltd.	
Goldman Sachs International	
HypoVereinsbank	0
Merrill Lynch International	
Credit Suisse First Boston (Europe) Limited	
Total	

Pursuant to the Underwriting Agreement, the underwriters have been granted the option, exercisable until 30 days following the Closing Date (as defined below) to purchase up to 4,954,760 Additional Shares to cover over-allotments and other short positions. The underwriters have severally agreed that, if this option is exercised, subject to certain conditions, they will purchase approximately the same percentage thereof that the number of New Shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of New Shares offered in the offering.

The underwriters propose to resell the Offer Shares initially at the offering price (i) in Austria by way of a public offering, (ii) in the United States to qualified institutional buyers in reliance on Rule 144A, and (iii) outside Austria and the United States to selected institutional investors in reliance on Regulation S under the Securities Act. See "Transfer Restrictions." The offering of Shares in the United States will be made by HVB Americas, Goldman, Sachs & Co., J.P. Morgan Securities Inc., Credit Suisse First Boston LLC and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith, affiliates of the underwriters who are broker-dealers registered under the Securities Exchange Act of 1934.

The Underwriting Agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business.

We have agreed that the underwriters will receive aggregate underwriting discounts and commissions of % of the aggregate offering price. In addition, other costs and expenses (including a 1% Austrian corporate tax) will reduce the proceeds of the offering. We have agreed to indemnify the underwriters against certain liabilities in connection with the offering, including certain liabilities under applicable securities laws, and to bear certain net proceeds-reducing costs incurred in connection with the offer and sale of the Offer Shares. The underwriters are entitled to terminate the Underwriting Agreement in certain circumstances on or prior to the Closing Date.

The closing of this offering is expected to occur on or about July 11, 2003 (the "Closing Date").

For further information on the lock-up agreements of HypoVereinsbank and our company, see "The Offering."

In connection with this offering, Goldman Sachs International may over-allot or effect transactions on behalf of the underwriters which stabilize or maintain the market price of the Shares at levels which might not otherwise prevail. Such transactions may be effected on the Vienna Stock Exchange, in the over-the-counter market or otherwise. The underwriters are not obligated to engage in any such stabilization activities, and such stabilization, if commenced, may be discontinued at any time without prior notice.

In addition to the offering price, purchasers of the Offer Shares may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase.

Until 40 days after the commencement of the offering, an offer or sale of Shares within the United States by a dealer, whether or not participating in the offering, may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Certain of the members of the syndicate for the offering have provided and may continue to provide investment banking and other services to Bank Austria Creditanstalt AG, HypoVereinsbank and their affiliates in the ordinary course of their respective businesses.

SELLING RESTRICTIONS

General

No action has been or will be taken in any jurisdiction other than Austria that would permit a public offering of the Offer Shares or the possession, circulation or distribution of the Offering Circular or any other material relating to us or the Offer Shares in any jurisdiction where action for that purpose is required. Accordingly, the Offer Shares may not be sold, directly or indirectly, and neither this Offering Circular nor any other offering material or advertisement in connection with the Offer Shares may be distributed or published in any form or in any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

United States

The Offer Shares have not been and will not be registered under the Securities Act. Accordingly, each underwriter has acknowledged and agreed that it will not offer or sell the Offer Shares in this offering within the United States, except to persons it reasonably believes to be qualified institutional buyers as defined in Rule 144A under the Securities Act.

United Kingdom

Each underwriter has represented, warranted and agreed that:

(i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any Offer Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the offering of the Shares in circumstances in which section 21(1) of the FSMA does not apply to Bank Austria Creditanstalt AG; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offer Shares in, from or otherwise involving the United Kingdom.

Austria

Each underwriter has also represented and agreed that any offering of the Offer Shares in Austria will be made in compliance with the provisions of the Austrian Capital Markets Act (*Kapitalmarktgesetz*) and other applicable laws or regulations of Austria.

TRANSFER RESTRICTIONS

Because of the following restrictions, purchasers of the Offer Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of, the Offer Shares.

The Offer Shares have not and will not be registered under the Securities Act or any state securities law. The Offer Shares in this offering may not be offered, sold or delivered within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. Accordingly, the Offer Shares in this offering are being offered and sold:

(i) in the United States only to QIBs; and

(ii) outside the United States pursuant to Regulation S under the Securities Act.

Investors' Representations and Restrictions on Resale

Each purchaser of Offer Shares in this offering within the United States pursuant to Rule 144A, by accepting delivery of this document, will be deemed to have represented, agreed and acknowledged that:

(i) it is (a) a QIB, (b) acquiring Offer Shares for its own account or for the account of a QIB and (c) aware, and each beneficial owner of such Offer Shares has been advised, that the sale of such Offer Shares to it is being made in reliance on Rule 144A;

(ii) it understands that such Offer Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities laws of any state of the United States;

(iii) it acknowledged that the Offer Shares in this offering are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and that no representation is made as to the availability of the exemption provided by Rule 144 for re-sales of Offer Shares; and

(iv) notwithstanding anything to the contrary in the foregoing, for so long as they are "restricted securities," the Offer Shares in this offering may not be deposited into any unrestricted depository receipt facility in respect of Offer Shares that may be established or maintained by a depository bank.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IAS AND U.S. GAAP

The Austrian Banking Act (*Bankwesengesetz*) adopted the EU banking directives and related recommendations in Austria, including the first and second banking directive, the directive relating to own funds (qualified capital), solvency ratios and bank financial statements, and the 1992 directive on consolidated supervision. The Banking Act also brought the presentation of financial statements in line with European standards allowing comparisons between Austrian credit institutions and credit institutions in other European countries to be made more easily.

In 1999, an amendment to the Banking Act allowed Austrian banks to use internationally accepted accounting principles such as IAS and U.S. GAAP to prepare their consolidated financial statements if:

- the financial statements and the management report are in line with EU bank accounting and consolidation accounting directives;
- the accounting principles and the differences between Austrian and internationally accepted accounting principles are described in the notes; and
- the auditor confirms that the above conditions are met.

IAS standards are issued by the International Accounting Standards Board ("IASB") after going through a formalized consultation process involving users and preparers of financial statements. The IASB as successor of the IASC has adopted IAS. No general rules for enforcement have been adopted as this is left to the supervisory authorities, auditors and stock exchanges in the relevant jurisdiction. The EU has decided to require the use of IAS by listed companies beginning in 2005.

Our Consolidated Financial Statements included in this Offering Circular have been prepared in accordance with IAS which differs in significant respects from U.S. GAAP. A brief description of significant differences between IAS and U.S. GAAP is set out below. The organizations that promulgate IAS and U.S. GAAP have ongoing projects that could have a significant impact on these differences. This summary is not intended to provide a comprehensive listing of all existing and future differences between IAS and U.S. GAAP, nor of all those specifically related to our company or to the industry in which we operate. U.S. GAAP is generally more restrictive and comprehensive than IAS regarding the recognition and measurement of transactions, account classifications and disclosure requirements. Except where specifically noted, no attempt has been made in this summary to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are reflected in the financial statements of our company or the notes thereto.

In general, the content, format and components of financial statements prepared according to IAS and U.S. GAAP are similar. Under IAS, however, a true and fair view override applies in the extremely rare circumstances when the application of IAS would be misleading. Such a concept does not exist under U.S. GAAP.

Earnings per Share

IAS currently does not require the disclosure of separate earnings per share data for continuing operations, discontinuing operations, extraordinary items and the cumulative effect of accounting changes, though such data are required to be disclosed under U.S. GAAP. Under IAS, there is no guidance on the year-to-date computation of diluted earnings per share.

Employee Share Purchase and Option Plans

IAS currently does not address the treatment of employee stock options. IAS gives no guidance on issues such as the reverse treasury stock method, contingent share issue agreements, settlements in shares or cash and similar instruments. U.S. GAAP addresses these issues in detail and offers a choice of two methods to account for these options.

Equity Statement

U.S. GAAP requires all "comprehensive income" items to be reported in the statement of changes in equity. IAS requires most "comprehensive income" items (as they are commonly referred to in U.S. GAAP) to be reported in the statement of changes in equity. Certain other items may be reported in the statement of changes in equity under U.S. GAAP but not under IAS.

Loan Loss Provisions

U.S. GAAP requires loan loss provisions to be determined in accordance with SFAS No. 5 "Accounting for Contingencies" and SFAS 114, as amended, "Accounting by Creditors for Impairment of a Loan." A loan is considered impaired when it is probable that the creditor will be unable to collect all amounts in accordance with the contractual terms of the loan agreement. Impairment is measured based upon the present value of expected future cash flows discounted at the loan's effective rate, or the fair value of the loan collateral or market value of the loan. IAS is less explicit. With the introduction of IAS 39 in 2001, however, impairment testing is required for loan receivables.

Contingencies/Provisions

Under U.S. GAAP, when it is probable or likely that an asset has been impaired or a liability incurred and the amount of loss can be reasonably estimated, a contingency loss should be recognized. If recognized, the provision for loss should be the amount within the range that appears to be the best estimate of loss. If no amount is a better estimate than any other, the minimum amount in the range should be accrued. Disclosure should be made if no accrual is made for a loss contingency because one or both of the conditions for accrual are not met. Accrual for loss or damage of property, loss from injury to others and business interruption (sometimes called self insured risks) should not be made until the loss has taken place.

While many of the definitions and concepts in IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) are similar to those found in U.S. GAAP, some are not directly comparable. One large area of difference is that the recognition criteria for provisions under IAS 37 rely on an event being "more likely than not" to occur, but under U.S. GAAP, liabilities are generally recognized when it is "probable" that they will occur. This could lead to provisions being recognized under IAS 37 when they might not be under U.S. GAAP.

Investment Property

Under IAS, investment property may be stated at fair value whereas under U.S. GAAP, investment property must be stated at depreciated historical cost.

Goodwill

Under U.S. GAAP, according to SFAS 142—Goodwill and Other Intangible Assets, the goodwill that an entity recognizes in accordance with SFAS 141—Business Combinations and assigns to a reporting unit should be tested for impairment (and not amortized) on an annual basis. Impairment tests must also be conducted between annual tests in certain circumstances. According to IAS 22, goodwill should be amortized over its useful life. There is a rebuttable assumption that the useful life of goodwill does not exceed 20 years.

Goodwill arising on the acquisition of associated enterprises is amortized under IAS, but is not amortized under U.S. GAAP.

Consolidation

Consolidation is based on the ability to control under IAS and is largely based on ownership of a majority voting interest under U.S. GAAP. Special rules apply to the consolidation of "Variable Interest Entities"—see below. A subsidiary is not consolidated if it is acquired and held exclusively for disposal in the near future under IAS, whereas subsidiaries are consolidated under U.S. GAAP, even if control is intended to be temporary.

Consolidation of Special Purpose Entities (SPEs)

Under IAS, pursuant to SIC 12, a Special Purpose Entity ("SPE") is consolidated when the substance of the relationship between an enterprise and the SPE indicates that the SPE is controlled by that enterprise. SIC 12.10 contains a list of specific circumstances that, in addition to the general circumstances described in IAS 27.12 may indicate control, such as that (a) the activities of the SPE are being conducted on behalf of the enterprise according to its specific business needs, (b) the enterprise has the decision-making powers to obtain the majority of the benefits of the activities of the SPE, (c) the SPE functions as a so-called "autopilot" (its activities have been predetermined by the enterprise) or (d) the enterprise in substance has rights to obtain the majority of the benefits or carries the majority of the

ownership risks of the SPE. However, these elements are just indications of control, and if a control relationship can be shown not to exist due to other circumstances, the SPE is not consolidated even if one or more of these elements are present.

Under U.S. GAAP, the recently introduced FIN 46 provides guidance for identifying a variable interest entity ("VIE") in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or in which the equity investors lack one or more of the characteristics of a controlling financial interest. FIN 46 requires each enterprise involved with such a VIE to determine whether it provides financial support to the VIE through a variable interest. Variable interests may arise from financial instruments, service contracts, non-voting ownership interests or other arrangements. A variable interest is a financial interest in an entity that changes with movements in the value of the entity's net assets. If an enterprise holds a majority of the variable interests in the VIE, the enterprise is identified as the primary beneficiary and is required to consolidate the VIE unless specific exceptions are met. Unlike under IAS, where the elements of SIC 12 only create a rebuttable presumption of control over the SPE, an enterprise must consolidate a VIE under U.S. GAAP pursuant to FIN 46 once it has been identified as its primary beneficiary.

Financial Instruments

IAS 39 classifies financial assets as held for trading, available-for-sale financial assets, held-to-maturity investments or loans and receivables originated by the enterprise. IAS 39 requires that all financial assets should be measured at their fair value except for loans and receivables originated by the enterprise and held-to-maturity investments. Changes of fair values should be included in net profit, except for those of available-for-sale financial assets which may be recognized directly in equity. Hedge accounting is permitted under IAS 39 in certain circumstances, provided that the hedging relationship is clearly defined, measurable, and actually effective.

IAS 39 and U.S. GAAP are similar with respect to their accounting for financial instruments. U.S. GAAP requires changes of fair value of available-for-sale financial assets to be recognized in equity. Under IAS, derecognition of transferred assets uses a financial components approach combined with a risk and rewards approach, whereas under U.S. GAAP, it is dealt with on a financial components basis.

Impairment

Under IAS, an impairment exists if an asset's (cash generating unit's) carrying amount exceeds the greater of its net selling price and value in use (net present value of future cash flows); this excess is the amount of the impairment loss. Under U.S. GAAP, an asset to be held and used is impaired if its carrying amount exceeds its fair value; however, any impairment is recorded only if the carrying amount is not recoverable on an undiscounted basis. Given certain circumstances, IAS requires a reversal of impairment losses, whereas U.S. GAAP does not allow reversals.

Treasury Stock

Like IAS, U.S. GAAP accounts for treasury stock directly in equity, with treasury stock held for reissue presented as a deduction from equity; any difference between the purchase price and reissue proceeds does not affect the IAS treatment. Unlike IAS, under U.S. GAAP treasury stock accounting also applies to shares that are purchased to satisfy obligations under employee benefit plans.

Income Taxes

IAS and U.S. GAAP both require companies to recognize an asset or liability for all deferred tax items based on a "temporary differences" concept. The tax rate under U.S. GAAP has to equal the one enacted on the balance sheet date while under IAS the tax rate enacted or substantively enacted on the balance sheet date should be used.

A tax asset is recognized under U.S. GAAP if it is "more likely than not" that it will be realized and is recognized under IAS if its "probable" that it will be realized. "More likely than not" is clearly defined under U.S. GAAP but the corresponding "probable" used in IAS is not defined. According to U.S. GAAP, deferred tax assets and liabilities need to be classified as current or non-current based on the underlying temporary difference. IAS requires companies to classify all deferred tax items as non-current.

Accounting for Leases

Differences in accounting for leases between U.S. GAAP and IAS mainly relate to terminology and definitions. U.S. GAAP rules are much more specific in certain special circumstances and differences in application exist, such as for specific sale-and lease-back transactions. However, such differences may lead to a different classification as finance lease or operating lease.

Retirement Benefit Costs

The differences in the treatment of retirement benefit costs under U.S. GAAP and IAS mainly relate to the ability to anticipate changes in future benefits due to expectations about changes in applicable law and the absence of recognition and measurement guidance for equity compensation benefits under IAS.

Interim Financial Reporting

The applicable standards for interim financial reporting are IAS 34 under IAS and APB 28 under U.S. GAAP.

Like IAS 34, APB 28 provides guidance for the application of accounting policies to financial information reported for a period shorter than a fiscal year, whether the information presented is condensed or a complete set of financial statements. Like IAS 34, APB 28 requires the use of accounting policies that are adopted in the annual financial statements in the interim financials with certain noted exceptions. Both standards include guidance on accounting for income taxes and LIFO liquidations. However, APB 28 also requires modifications that (1) defer purchase price variances and volume or corporate cost variances that are expected to be absorbed by year-end; (2) accrue or defer costs that clearly benefit two or more periods; and (3) do not require recognition of inventory losses from market declines that reasonably can be expected to be restored within the fiscal year. IAS 34 does not permit these same modifications.

APB 28 requires disclosure of income statement data and encourages publication of a balance sheet and cash flow data, while IAS 34 requires publication of all the primary financial statements. However, companies with publicly traded debt or equity in the United States fall under the regulations of the U.S. Securities and Exchange Commission. The SEC rules detail presentation requirements for a public enterprise that issues condensed interim financial statements on Form 10-Q (a U.S. quarterly filing). In general, the presentation and disclosure requirements of the SEC are similar to those of IAS 34.

Basis of Accounting

Under IAS, many items in the financial statements are revalued, on either an optional or compulsory basis. U.S. GAAP adopts the cost basis for most items.

GENERAL INFORMATION

Principal Offices, Company Name, Registration and Incorporation

Bank Austria Creditanstalt AG has its corporate office in Vienna, with its principal offices at Vordere Zollamtsstrasse 13, A-1030 Vienna, and Am Hof 2, A-1010 Vienna, and is registered with the companies' register kept at the Commercial Court, Vienna under the registration number FN 150714p.

Bank Austria Creditanstalt AG is a joint stock company (*Aktiengesellschaft*) organized under the laws of the Republic of Austria, and was incorporated in its current legal form on October 12, 1996 for an indefinite period of time. See "Our History in Brief" for the history of our company.

Fiscal Year

The fiscal year of Bank Austria Creditanstalt AG is the calendar year.

Validity of the Shares

The validity of the Shares will be passed upon for us by Saxinger Chalupsky Weber & Partner Rechtsanwälte, Attorneys-at-law, Vienna, who serve as legal advisers to Bank Austria Creditanstalt AG, and Dr. Herbert Pichler, general counsel to Bank Austria Creditanstalt AG. Certain legal matters in connection with the U.S. aspects of this offering will be passed upon by Cleary, Gottlieb, Steen & Hamilton, who serve as legal advisers to Bank Austria Creditanstalt AG, and by Davis Polk & Wardwell, who serve as legal advisers to the underwriters. Cleary, Gottlieb, Steen & Hamilton and Davis Polk & Wardwell may rely, as to matters of Austrian law, on opinions to be provided by Saxinger Chalupsky Weber & Partner Rechtsanwälte GmbH and Cerha Hempel Spiegelfeld, respectively.

Listing

The Shares have been admitted for listing on the Official Market (*Amtlicher Handel*) and the Prime Market segment of the Vienna Stock Exchange.

Trading of the Shares in the Official Market on the Vienna Stock Exchange is expected to commence on or about July 9, 2003.

The Shares are expected to be included in the calculation of the ATX (the Austrian Traded Index). See "The Vienna Stock Exchange—The Austrian Traded Index."

Securities Identification Number

The International Securities Code (ISIN) for the Shares is AT0000995006.

Documents Available for Inspection

This Offering Circular and the Articles of Association of Bank Austria Creditanstalt AG are available for inspection during regular business hours at the principal offices of Bank Austria Creditanstalt AG.

Paying Agents and Custodians

The paying agent in Austria is Bank Austria Creditanstalt AG. The custodians are Bank Austria Creditanstalt AG, any Austrian notary public, any Austrian bank, as well as any other agent designated in the invitation to the shareholders' meeting.

Corporate Authorizations

On June 16, 2003, our Management Board resolved to offer the New Shares as described in this Offering Circular and to apply for listing of the Shares on the Official Market (*Amtlicher Handel*) and the Prime Market segment of the Vienna Stock Exchange. Our shareholders' meeting is expected to pass a resolution on the share capital increase against contributions in cash for the issuance of New Shares and the authorized capital for the issuance of Over-allotment Shares on June 20, 2003.

Independent Auditors

The independent auditors of Bank Austria Creditanstalt Group and of Bank Austria Creditanstalt AG are Sparkassen-Prüfungsverband, Prüfungsstelle (the Auditing Board of the Savings Bank Auditing

Association), Grimmelshausengasse 1, A-1030 Vienna, KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Kolingasse 19, A-1090 Vienna, and Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Friedrichstrasse 10, A-1010 Vienna. The auditors have audited the consolidated financial statements of our group which have been prepared according to IAS for the years ended December 31, 2000, 2001 and 2002, the unconsolidated financial statements of Bank Austria AG which have been prepared according to Austrian GAAP for the years ended December 31, 2000 and 2001 and the unconsolidated financial statements of Bank Austria Creditanstalt AG which have been prepared according to Austrian GAAP for the year ended December 31, 2002. The auditors have issued an unqualified audit certificate on each of these financial statements.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial

Statements for the Year

Ended 31 December 2002

Note

In these financial statements, "Bank Austria Creditanstalt", "the Bank Austria Creditanstalt Group" and "the BA-CA Group" refer to the Group. To the extent that information relates to the parent company or its separate financial statements, "Bank Austria Creditanstalt AG" or "BA-CA AG" is used.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Report of the Auditors

Auditors' report

We have audited the consolidated financial statements as at 31 December 2002, which were prepared by Bank Austria Creditanstalt AG in accordance with International Accounting Standards published by the IASB. These consolidated financial statements comprise the balance sheet at 31 December 2002, the income statement, the statement of changes in shareholders' equity, the cash flow statement, and the notes for the financial year beginning on 1 January 2002 and ending on 31 December 2002 and for the financial year beginning on 1 January 2001 and ending on 31 December 2001. The preparation and content of the consolidated financial statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with Austrian generally accepted auditing principles and in accordance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting policies applied and significant estimates made by the Managing Board, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view, in all material respects, of the financial position of the Group as at 31 December 2002 and as at 31 December 2001 and of the results of its operations and its cash flows for the financial year beginning on 1 January 2002 and ending on 31 December 2002, and for the financial year beginning on 1 January 2001 and ending on 31 December 2001, in accordance with International Accounting Standards (IAS).

Pursuant to Austrian commercial law, the responsibility of the auditors is to examine if the management report of the Group is consistent with the consolidated financial statements, and if the legal requirements for the preparation of consolidated financial statements in accordance with internationally accepted accounting principles have been met, exempting a company from the obligation to prepare consolidated financial statements pursuant to Austrian law. We certify that the management report of the Group is consistent with the consolidated financial statements and that the legal requirements for exemption from the obligation to prepare consolidated financial statements pursuant to Austrian law have been met.

Vienna, 3 March 2003

Savings Bank Auditing Association
Auditing Board

Klaus Goschler **Wolfgang Riedl**

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Gottwald Kranebitter **Walter Reiffenstuhl**

Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Philip Göth **Harald Breit**

Consolidated Financial Statements of Bank Austria Creditanstalt for 2002

Income statement of the Bank Austria Creditanstalt Group for the year ended 31 December 2002

	Notes	2002	2001	Change	
		€ m	€ m	€ m	in %
Interest income		5,825	8,190	(2,365)	(28.9)
Interest expenses		3,519	5,518	(1,999)	(36.2)
Net interest income	(3)	2,307	2,672	(366)	(13.7)
Losses on loans and advances	(4)	(537)	(703)	166	(23.7)
Net interest income after losses on loans and advances		**1,770**	**1,969**	**(199)**	**(10.1)**
Fee and commission income		1,358	1,376	(19)	(1.4)
Fee and commission expenses		282	316	(34)	(10.8)
Net fee and commission income	(5)	1,076	1,061	15	1.4
Net trading result	(6)	231	261	(30)	(11.4)
General administrative expenses	(7)	2,503	2,773	(270)	(9.7)
Balance of other operating income and expenses	(8)	(1)	34	(36)	(104.2)
Operating profit		**572**	**552**	**20**	**3.7**
Net income from investments	(9)	28	187	(158)	(84.8)
Amortisation of goodwill	(10)	88	73	14	19.7
Balance of other income and expenses		(8)	(10)	2	(18.4)
Profit from ordinary activities/ Net income before taxes		**504**	**655**	**(151)**	**(23.0)**
Taxes on income	(11)	(111)	(98)	(13)	13.4
Net income		**393**	**557**	**(164)**	**(29.4)**
Minority interests		84	74	10	14.2
Consolidated net income		**309**	**483**	**(174)**	**(36.0)**

Key figures

	Notes	2002	2001
Cost/income ratio		69.3%	68.8%
Return on equity after taxes		6.5%	10.2%
Earnings per share (in €)	(12)	2.71	4.24

The accompanying notes form an integral part of the financial statements.

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2002

	Notes	31 Dec. 2002	31 Dec. 2001	Change	
		€ m	€ m	€ m	in %
Assets					
Cash and balances with central banks	(13)	1,824	3,428	(1,604)	(46.8)
Trading assets	(14)	18,954	13,735	5,219	38.0
Loans and advances to, and placements with, banks	(15)	29,558	42,596	(13,038)	(30.6)
Loans and advances to customers	(15)	76,354	78,583	(2,229)	(2.8)
—Loan loss provisions	(16)	(3,622)	(3,425)	(197)	5.8
Investments	(17)	17,976	17,819	157	0.9
Property and equipment	(18)	1,177	1,308	(131)	(10.0)
Intangible assets	(18)	1,162	1,045	117	11.2
Other assets	(19)	4,586	4,508	77	1.7
TOTAL ASSETS		**147,968**	**159,597**	**(11,629)**	**(7.3)**
Liabilities and shareholders' equity					
Amounts owed to banks	(20)	41,033	48,352	(7,320)	(15.1)
Amounts owed to customers	(20)	56,562	59,962	(3,401)	(5.7)
Liabilities evidenced by certificates	(21)	19,992	23,186	(3,194)	(13.8)
Trading liabilities	(22)	10,504	7,122	3,382	47.5
Provisions	(23)	3,490	3,251	239	7.3
Other liabilities	(24)	4,673	4,420	253	5.7
Subordinated capital	(25)	6,455	7,232	(777)	(10.7)
Minority interests		650	1,196	(545)	(45.6)
Shareholders' equity	(26)	4,610	4,875	(265)	(5.4)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**147,968**	**159,597**	**(11,629)**	**(7.3)**

The accompanying notes form an integral part of the financial statements.

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

	Subscribed capital(1)	Capital reserves(1)	Retained earnings	Reserves in accordance with IAS 39	Share-holders' equity
			€ m		
As at 1 January 2001 (before application of IAS 39)	**829**	**2,172**	**1,614**		**4,615**
Adjustment for application of IAS 39				(121)	(121)
As at 1 January 2001 (after application of IAS 39)	**829**	**2,172**	**1,614**	**(121)**	**4,494**
Consolidated net income			483		483
Dividend paid			(116)		(116)
Foreign currency translation reserve and other changes		5	167		172
Gains and losses recognised directly in equity in accordance with IAS 39				(158)	(158)
As at 31 December 2001	**829**	**2,177**	**2,148**	**(279)**	**4,875**

(1) Subscribed capital and capital reserves as shown in the separate financial statements of Bank Austria Creditanstalt AG

	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39(2)	Share-holders' equity
			€ m		
As at 1 January 2002	**829**	**2,177**	**2,148**	**(279)**	**4,875**
Shares in the controlling company		(161)			(161)
Reversal of previous year's deferred tax in respect of shares in the controlling company			(23)		(23)
Consolidated net income			309		309
Dividend paid			(116)		(116)
Foreign currency translation reserve and other changes			(287)		(287)
Gains and losses recognised directly in equity in accordance with IAS 39				13	13
As at 31 December 2002	**829**	**2,016(1)**	**2,031**	**(266)(2)**	**4,610**

(1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: €1,489 m

(2) Reserves in accordance with IAS 39

	31 Dec. 2002	31 Dec. 2001
Cash flow hedge reserve	(263)	(159)
Available-for-sale reserve	(3)	(120)
Total	(266)	(279)

The accompanying notes form an integral part of the financial statements.

Cash flow statement of the Bank Austria Creditanstalt Group

	2002	2001
	€ m	
NET INCOME	**393**	**557**
Non-cash items included in net income, and adjustments to reconcile net income to cash flows from operating activities		
Depreciation, amortisation,losses on loans and advances, and changes in fair values	1,064	1,162
Increase in staff-related provisions and other provisions	239	255
Increase in other non-cash items	1,025	218
Gains/losses on disposals of intangible assets, property and equipment, and investments	(129)	(231)
SUB-TOTAL	**2,592**	**1,961**
Increase/decrease in operating assets and liabilities after adjustment for non-cash components		
Trading assets	574	(5,155)
Loans and advances	14,861	(11,654)
Other assets	(152)	(5,017)
Trading liabilities	(2,915)	0
Amounts owed to banks and customers	(11,540)	8,252
Liabilities evidenced by certificates	(2,856)	3,413
Other liabilities	365	5,409
CASH FLOWS FROM OPERATING ACTIVITIES	**929**	**(2,791)**
Proceeds from disposal of		
investments	6,094	6,910
property and equipment	102	177
Payments for purchases of		
investments	(7,540)	(4,155)
property and equipment	(449)	(865)
Proceeds from sales of subsidiaries	104	594
Payments for acquisition (less cash acquired) of subsidiaries	(92)	
Other changes	(45)	(112)
CASH FLOWS FROM INVESTING ACTIVITIES	**(1,826)**	**2,549**
Dividends paid	(116)	(116)
Subordinated liabilities and other financing activities	(602)	2,133
CASH FLOWS FROM FINANCING ACTIVITIES	**(718)**	**2,017**
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**3,428**	**1,623**
Cash flows from operating activities	929	(2,791)
Cash flows from investing activities	(1,826)	2,550
Cash flows from financing activities	(718)	2,017
Effects of exchange rate changes	11	29
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**1,824**	**3,428**
PAYMENTS FOR TAXES, INTEREST AND DIVIDENDS		
Income taxes paid	1	120
Interest received	6,442	8,136
Interest paid	(3,564)	(5,588)
Dividends received	41	143

The accompanying notes form an integral part of the financial statements.

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Changes in the Group/group of consolidated companies

Bank Austria AG, Vienna, and its wholly-owned subsidiary Creditanstalt AG, Vienna, merged to form Bank Austria Creditanstalt AG, Vienna, with retroactive legal effect as at 1 January 2002. This merger had no effect on the consolidated financial statements. Therefore the 2001 consolidated financial statements of Bank Austria are comparable with the 2002 consolidated financial statements of Bank Austria Creditanstalt.

The Bank Austria Creditanstalt Group holds a majority interest in Informations-Technologie Austria Ges.m.b.H., Vienna. As a result of agreements with shareholders outside the Group, the company is not controlled by Bank Austria Creditanstalt and has therefore not been consolidated.

Compared with the previous year, there have been the following changes in the group of companies consolidated or accounted for under the equity method in the consolidated financial statements of Bank Austria Creditanstalt:

As a result of the merger of Creditanstalt AG, Vienna, and Bank Austria AG, Vienna, to form Bank Austria Creditanstalt AG, Vienna, as at 1 January 2002, Creditanstalt AG is included in the consolidated financial statements as part of Bank Austria Creditanstalt AG, Vienna.

Following the transfer of a large part of the assets of Bank Austria Handelsbank Aktien-gesellschaft, Vienna, to Bank Austria Creditanstalt AG, the remaining company is not material to the presentation of the Group and has therefore been excluded from consolidation. The former CA IB Investmentbank Aktiengesellschaft, Vienna, and its successor companies

- CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna (with its subsidiaries in the CEE region),
- CA IB Securities a.s., Prague,
- CA IB Securities Rt., Budapest,
- CA IB Securities S.A., Warsaw,
- CA IB International Markets Ltd., London,

are not material to the presentation of the Group, either, and have thus been excluded from consolidation.

In the reporting period, Bank Austria Creditanstalt acquired Splitska Banka d.d., Split, which was consolidated as from 1 May 2002, the date of acquisition. Moreover, Bank Austria Creditanstalt acquired an additional 18.5% interest in BPH PBK from HVB.

A minority interest in VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna, was sold during the reporting period to a subsidiary of a private foundation independent of the bank.

The minority interest in RINGTURM Kapitalanlagegesellschaft m.b.H., Vienna, a company which was controlled on the basis of agreements and was therefore consolidated in previous consolidated financial statements, was sold in the reporting period.

Management control of the 50% interests in B.I.I. Creditanstalt International Bank Ltd., George Town, Grand Cayman, and in Banco B.I. Creditanstalt S.A., Buenos Aires, which were previously accounted for under the equity method, was transferred to HypoVereinsbank, Munich, pursuant to the Bank of the Regions agreement. These interests have been recognised at zero value.

(1) Changes in the Group/group of consolidated companies (Continued)

Effect of changes in the group of consolidated companies

	Consolidated balance sheet at 31 Dec. 2001	Disposals of consolidated subsidiaries as at 1 Jan. 2002	Acquisition of consolidated subsidiaries as at 1 May 2002
		€ m	
Assets			
Cash and balances with central banks	3,428	(86)	163
Trading assets	13,735	(4)	2
Loans and advances to, and placements with, banks	42,596	(135)	148
Loans and advances to customers	78,583	(115)	715
—Loan loss provisions	(3,425)	4	(50)
Investments	17,819	64	251
Property and equipment	1,308	(9)	20
Intangible assets	1,045	(2)	1
Other assets	4,508	(84)	22
TOTAL ASSETS	**159,597**	**(368)**	**1,271**
Liabilities and shareholders' equity			
Amounts owed to banks	48,352	(108)	134
Amounts owed to customers	59,962	(165)	994
Liabilities evidenced by certificates	23,186	(22)	—
Trading liabilities	7,122	—	—
Provisions	3,251	(48)	19
Other liabilities	4,420	(21)	13
Subordinated capital	7,232	(2)	—
Minority interests	1,196	(1)	—
Shareholders' equity	4,875	—	112
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**159,597**	**(368)**	**1,271**

The addition relates to the acquisition of a 90.08% interest in Splitska Banka.

(2) Summary of significant accounting principles

Unless indicated otherwise, all figures are in millions of euros (€).

The 2002 consolidated financial statements of Bank Austria Creditanstalt have been prepared in accordance with International Accounting Standards (IAS).

IASs applied

All IASs published by the IASC (now: IASB) as International Accounting Standards applicable to financial statements for 2002 have been applied in preparing these consolidated financial statements. The comparative figures for the previous year are also based on these standards.

Interpretations SIC 1 to SIC 33 issued by the Standing Interpretations Committee (SIC) have also been taken into account.

Material differences between IAS rules and Austrian generally accepted accounting principles in reporting specific items of the balance sheet and the income statement are explained in the description of the principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles in note 49.

Spot purchases and sales of financial assets are recognised on the trade date.

(2) Summary of significant accounting principles (Continued)

Consolidation methods

All companies that are material and are directly or indirectly controlled by Bank Austria Creditanstalt have been consolidated in the consolidated financial statements. In this context, uniform Group-wide criteria are applied to determine materiality; these criteria relate to the effect of inclusion or non-inclusion of a subsidiary in the presentation of the Group's financial position and the results of its operations. The consolidated financial statements of Bank Austria Creditanstalt presented in accordance with IAS are based on the separate financial statements of all consolidated companies, which have been prepared in accordance with IAS on a uniform Group-wide basis.

Material investments in associated financial companies, i.e. companies which are neither indirectly nor directly controlled by Bank Austria Creditanstalt AG but in which it can exercise a significant influence, are accounted for using the equity method.

Shares in all other companies are classified as investments available for sale and recognised at their fair values, to the extent that fair value is reliably measurable. Changes in value are thus directly recognised in equity. To the extent that fair value cannot be reliably determined, shares are carried at cost. In the case of an impairment within the meaning of IAS 39.109, a loss is recorded which is reversed when the circumstances that led to such impairment cease to exist.

The method of inclusion in the consolidated financial statements can be derived from the list of selected subsidiaries and equity interests given in note 37.

Business combinations

When a subsidiary is acquired, its assets and liabilities measured at their fair values are offset against the cost of acquisition. The difference is recognised in the balance sheet as goodwill and amortised over its estimated useful life on a straight-line basis over a period of 20 (in some cases, 15) years. As at the date of acquisition, shareholders' equity of foreign subsidiaries is translated into euros. Gains and losses arising on the foreign currency translation of shareholders' equity of foreign subsidiaries as at the balance sheet date are recorded directly in retained earnings. The effect is shown in the statement of changes in shareholders' equity of the Group.

For all subsidiaries and other equity interests acquired after 1 January 1995, goodwill has been calculated using the method described above, recognised as an asset and amortised. Goodwill arising on acquisitions before that date has been offset against retained earnings.

When a subsidiary is acquired, minority interests are recognised at their proportionate fair values.

Consolidation procedures

Intragroup receivables, liabilities, expenses and income are eliminated unless they are of minor significance. Intragroup profits are also eliminated.

Foreign currency translation

Foreign currency translation is performed in accordance with IAS 21. Monetary assets and liabilities denominated in currencies other than the euro are translated into euros at market exchange rates prevailing at the balance sheet date. Forward foreign exchange transactions not yet settled are translated at the forward rate prevailing at the balance sheet date.

Expenses and income resulting from foreign currency translation are reflected in the corresponding items of the income statement.

Balance sheet items and expenses and income of those subsidiaries whose financial statements are prepared in a currency other than the euro have been translated at market exchange rates prevailing at the balance sheet date. Gains and losses arising on the foreign currency translation of shareholders' equity are included in retained earnings. In the past, shareholders' equity of consolidated foreign subsidiaries was hedged against changes in value arising from exchange rate movements of the

(2) Summary of significant accounting principles (Continued)

respective local currency against the euro. Following a change in business policy in 2002, such exchange rate hedges were terminated. Effects arising from closing the relevant transactions in the financial year totalled € 34 million and were recognised in equity.

Cash and cash equivalents

The amount of cash and cash equivalents stated in the cash flow statement is equal to the balance sheet item Cash and balances with central banks.

Trading assets

Trading assets, i.e. securities held for trading and positive market values on derivative financial instruments which are part of the trading book, are recognised at their fair values. To determine fair values, market prices and market-related quotes (Bloomberg, Reuters, Telerate,...) are used. Where such prices or quotes are not available, values based on present value calculations or option pricing models are applied.

Offsetting is performed only to the extent that there is an enforceable right to set-off and this reflects the actually expected future cash flows under the transaction.

Changes in the fair values of trading assets (including trading derivatives) are recognised in net income.

Loans and advances

Loans and advances originated by Bank Austria Creditanstalt are carried in the balance sheet at their gross amounts, i.e. before deduction of provisions, including accrued interest. Interest is accrued only to the extent that interest is expected to be received. If such loans and advances are the hedged items of a fair value hedge, the carrying amount of the hedged item is adjusted for the gain or loss attributable to the hedged risk, to the extent that the hedge is effective. Amounts of premiums or discounts are accounted for at amortised cost.

Derivatives

Financial derivatives are recognised in the balance sheet at their fair values. Changes in fair value in the financial year are included in net income. Exceptions are those derivatives which are designated as hedging instruments. These derivatives are described in more detail below. Bank Austria Creditanstalt accounts for hedging relationships between financial instruments in the ways set out in IAS 39: as cash flow hedges, as fair value hedges, and hedges of a net investment in a foreign entity. At Bank Austria Creditanstalt, financial derivatives embedded in other financial instruments need not be separated from the host contracts because they occur only in instruments that are either recognised at their fair values in their entirety or form part of a hedging relationship.

A fair value hedge—a hedge of the exposure to changes in fair value of a recognised asset or liability—is used by Bank Austria Creditanstalt especially for its own issues. Changes in the fair values of derivatives designated as hedging instruments are included in net income. The carrying amounts of hedged items are adjusted for gains or losses, and these adjustments are also recognised in net income, to the extent that the gains or losses are attributable to the hedged risk.

Derivatives designated as hedges of interest rate risk within the framework of Bank Austria Creditanstalt's asset-liability management activities are accounted for as cash flow hedges. For the purpose of cash flow hedge accounting, variable-rate interest payments on variable-rate assets and liabilities are swapped for fixed-rate interest payments primarily by means of interest rate swaps. To document hedging relationships, Bank Austria Creditanstalt has prepared a detailed schedule which shows the balance sheet items with future cash flows in the form of variable-rate interest payments, and the relevant interest rate derivatives with variable-rate interest payments. Changes in the fair values of derivatives designated as hedging instruments, to the extent that hedging effectiveness is within the

(2) Summary of significant accounting principles (Continued)

range defined in IAS 39, are recognised in a separate component of shareholders' equity (cash flow hedge reserve) with no effect on net income. The cash flow hedge reserve will be released through the income statement in those periods in which the cash flows from the hedged items are recognised in net income for the period.

Leasing

The classification of leases is based on the extent to which risks and rewards incident to ownership of a leased asset lie with the lessor or the lessee.

Accounting for leases as lessor: assets held under a finance lease (which transfers to the lessee substantially all the risks and rewards incident to ownership) are accounted for as receivables, stated as loans and advances at amounts equal to the net investment. The recognition of interest income reflects a constant periodic rate of return on the net investment outstanding.

In the case of operating leases, the risks and rewards incident to ownership are not transferred. The relevant assets are included in property and equipment and measured according to the principles applied to such items. Lease income is recognised on a straight-line basis over the term of the agreement.

Accounting for leases as lessee: in the case of a finance lease, the leased asset is recognised in property and equipment, and the obligation as a liability. The leased asset and the obligation are stated at amounts equal at the inception of the lease to the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The interest rate implicit in the lease is used for calculating the present value of the minimum lease payments.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is accounted for as interest expense. Lease payments under operating leases are recognised as rent expenses. Contracts under which Bank Austria Creditanstalt is the lessee are of relatively small significance.

Loan loss provisions

Loan loss provisions show the total amount of provisions made for losses on loans and advances in the form of specific provisions (including flat-rate specific provisions, i.e. provisions for small loans evaluated according to customer-specific criteria). Loan loss provisions are made on the basis of estimates of future loan losses and interest rebates. Provisions for contingent liabilities, which were recognised on the assets side in the previous year, are now recognised in provisions on the liabilities side. The data for the previous year have been adjusted accordingly, to the extent this is meaningful (see notes 16 and 23).

Investments

Held-to-maturity investments are carried at amortised cost. Cost is amortised to the repayable amount until maturity. A held-to-maturity investment is impaired within the meaning of IAS 39.109 if its carrying amount is greater than its recoverable amount. Such an impairment is recognised in net income.

Available-for-sale financial assets not held for trading are a separate category of financial instruments. In determining fair values in customer business, the present value is calculated by discounting future cash flows from contracts with customers, using the current swap interest rate curve for the respective currency. Changes in fair values resulting from remeasurement are recognised in a component of equity (available-for-sale reserve) with no effect on net income until such asset is disposed of. Shares in companies which are neither consolidated nor accounted for under the equity method are classified as available for sale. As there is no reliable measurement model for determining fair values of specific shares and participation rights in unlisted companies, such assets continue to be stated at cost.

(2) Summary of significant accounting principles (Continued)

Land and buildings held as investment property to earn rental income and/or for capital appreciation are classified as investments and recognised at amortised cost. Rental income from investments is included in net interest income, as is interest paid on related funding. Buildings are depreciated over a period of 50 years.

Property and equipment, intangible assets

Property and equipment as well as intangible assets are carried at cost less depreciation and/or amortisation. Any impairments are recognised in income. When the circumstances that led to such an impairment cease to exist, a reversal of the impairment loss is made.

Assets are depreciated on a straight-line basis over their estimated useful lives. At Bank Austria Creditanstalt, depreciation and amortisation is calculated on the basis of the following average useful lives of property and equipment and intangible assets:

- buildings used for banking operations: 25-50 years
- office furniture and equipment: 4-15 years
- software: 4-6 years
- goodwill: 15-20 years

Other assets

The principal components of this item are receivables not relating to the banking business (mainly accounts receivable from deliveries of goods and the performance of services), tax claims, positive market values on derivative financial instruments not included in the trading book (exclusively held for hedging purposes), and deferred tax assets.

Deferred taxes

Taxes on income are recognised and calculated in accordance with IAS 12 under the balance sheet liability method. At any taxable entity, the calculation is based on the tax rates that are expected to apply to the period in which the deferred tax asset or liability will reverse.

Deferred tax assets and liabilities are calculated on the basis of the difference between the carrying amount of an asset or a liability recognised in the balance sheet and its respective tax base. This is expected to increase or decrease the income tax charge in the future (temporary differences). Deferred tax assets are recognised for tax losses carried forward if it is probable that future taxable profits will be available at the same taxable entity. Deferred tax assets and liabilities are not discounted.

The tax expense included in the determination of net income is recognised in the item Taxes on income in the consolidated income statement. Taxes other than those on income are included in the item Balance of other operating income and expenses.

Trading liabilities

This item includes negative market values on derivative financial instruments held in the trading portfolio.

Liabilities

All liabilities are as a rule stated at their nominal amounts.

In the case of liabilities evidenced by certificates, any difference between the issue price and the amount repayable is amortised over the period to maturity.

The dividend proposed at the Annual General Meeting is not included in the liabilities.

(2) Summary of significant accounting principles (Continued)

Provisions

A provision is recognised only if there is a legal or constructive obligation towards third parties outside the Group and a reliable estimate can be made of the amount of the obligation.

Provisions for post-employment benefits (severance payments and retirement benefits).

Provisions for post-employment benefits are recognised using the projected unit credit method in accordance with IAS 19.

No provisions are made for defined-contribution plans. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense in the current period. There are no further obligations.

Under a commitment to provide defined benefits, Bank Austria Creditanstalt continues to recognise a pension provision for the entitlements of employees who retired before the pension reform as at 31 December 1999 became effective, and—as a special feature of Bank Austria Creditanstalt AG's staff regulations—for the future benefits, equivalent to those under mandatory insurance, earned by active employees for whom Bank Austria Creditanstalt AG has assumed the obligations of the mandatory pension insurance scheme pursuant to Section 5 of the Austrian General Social Insurance Act (ASVG). Disability risk, less reimbursement from the pension funds, is covered by the provision.

The pension obligations arising from commitments made by Group companies and existing at the balance sheet date were determined—with due regard to existing internal service regulations within the companies—on the basis of the following actuarial assumptions:

- discount rate: 6%
- salary increases under collective bargaining agreements: 2% p.a.
- career trends: 0.25%-0.5% p.a.
- regular salary increases under Bank Austria Creditanstalt's remuneration system
- AVÖ 1999-P statistical tables (most recent life-expectancy tables for salaried staff)

There were no changes compared with the previous year.

Minority interests

The amount of minority interests is calculated in proportion to the interests of minority shareholders in the net assets of subsidiaries.

Shareholders' equity

Shareholders' equity is composed of paid-in capital, i.e. capital made available to the company by shareholders (subscribed capital plus capital reserves), and earned capital (revenue reserves, reserves pursuant to Section 23 (6) of the Austrian Banking Act, IAS 39 reserves, profit carried forward from the previous year, and net income). The IAS 39 reserves include gains and losses on available-for-sale financial assets (available-for-sale reserve), which are recognised in equity, and those components of hedge accounting in accordance with IAS 39 which are not included in net income (cash flow hedge reserve), after adjustment for deferred taxes.

Other liabilities

This item includes in particular negative market values on derivative financial instruments which are not part of the trading portfolio and are exclusively used for hedging purposes. The item also includes other accruals.

(2) Summary of significant accounting principles (Continued)

Net interest income

Interest income is accrued and recognised as long as such income is expected to be recoverable. Income mainly received as payment for the use of capital (usually calculated, like interest, on the basis of a specific term or on the amount receivable) is included in income similar to interest. Income from equity interests and from property rented to third parties is also included in this item.

The same principles apply to the recognition of interest expenses.

Losses on loans and advances

This item includes additions to provisions for losses on loans and advances, and income from the release of loan loss provisions as well as recoveries of loans and advances previously written off.

Net fee and commission income

Net fee and commission income comprises income from services provided on a fee and commission basis as well as expenses incurred for services provided by third parties and related to the Group's fee-earning business.

Net trading result

In addition to the realised and unrealised results from measuring the trading positions using the mark-to-market method, the net trading result includes accrued interest and funding costs relating to trading assets other than shares, as well as dividend income and funding costs relating to shares held for trading.

Notes to the income statement

(3) Net interest income

	2002	2001
	€ m	
Interest income from		
loans and advances and money market transactions	4,673	6,548
bonds and other fixed-income securities	793	1,129
shares and other variable-yield securities	62	64
subsidiaries	47	77
companies accounted for under the equity method	16	56
other companies in which an equity interest is held	21	21
investment property	31	32
Interest expenses for		
deposits	2,444	4,049
liabilities evidenced by certificates	708	1,024
subordinated capital	338	327
Results from leasing transactions	154	143
NET INTEREST INCOME	**2,307**	**2,672**

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt (Continued)

(4) Losses on loans and advances

	2002	2001
	€ m	
Allocations to	1,058	1,270
provisions for loans and advances	*1,013*	*1,223*
provisions for contingent liabilities	*45*	*48*
Releases from	(479)	(530)
provisions for loans and advances	*(391)*	*(467)*
provisions for contingent liabilities	*(88)*	*(62)*
Recoveries of loans and advances previously written off	(42)	(38)
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**537**	**703**

Details are given in the Risk Report in note 38 and subsequent notes.

(5) Net fee and commission income

	2002	2001
	€ m	
Securities and custodian business	227	243
Foreign trade/payment transactions	665	608
Lending business	146	132
Other services and advisory business	38	77
NET FEE AND COMMISSION INCOME	**1,076**	**1,061**

(6) Net trading result

	2002	2001
	€ m	
Equity-related transactions	41	(27)
Interest-rate and currency-related transactions	190	288
NET TRADING RESULT	**231**	**261**

(7) General administrative expenses

	2002	2001
	€ m	
Staff costs	1,406	1,487
Wages and salaries	*950*	*1,011*
Social-security contributions	*210*	*206*
Expenses for retirement benefits and other benefits	*246*	*270*
Other administrative expenses	870	1,049
Depreciation and amortisation	227	237
on property and equipment	*143*	*183*
on intangible assets excluding goodwill	*84*	*54*
GENERAL ADMINISTRATIVE EXPENSES	**2,503**	**2,773**

Amortisation of goodwill stated as intangible assets is reflected in the item Amortisation of goodwill (see note 10).

(8) Balance of other operating income and expenses

	2002	2001
	€ m	
Other operating income	168	487
Other operating expenses	169	453
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**(1)**	**34**

The balance of other operating income and expenses includes gains of € 47 m on sales of consolidated subsidiaries.

(9) Net income from investments

Included in net income from investments is the amount of € 83 m resulting from sales of equity interests (including those in Verkehrsbüro and Wr. Städtische Versicherung). Expenses of € 49 m related to the transfer of management control over the equity interest in an Argentinian company.

(10) Amortisation of goodwill

Amortisation of goodwill includes amortisation in the amount of € 69 m. Deconsolidation of the CA IB sub-group led to a special amortisation charge of € 19 m.

(11) Taxes on income

	2002	2001
	€ m	
Current taxes	103	120
Deferred taxes	8	(22)
TAXES ON INCOME	**111**	**98**

	2002	2001
	€ m	
Net income before taxes	504	655
Applicable tax rate	34%	34%
Computed income tax expense	171	223
Tax effects		
from previous years and changes in tax rates	(18)	(2)
from foreign income	(10)	(36)
from tax-exempt income	(107)	(239)
from differences in tax regulations	—	—
from non-deductible expenses	36	68
from value adjustments and non-recognition of deferred taxes	26	55
from amortisation of goodwill	30	23
other	(17)	6
REPORTED TAXES ON INCOME	**111**	**98**

As a result of the acquisition of Splitska Banka, changes in exchange rates used for currency translation, and changes in the available-for-sale reserve and the cash flow hedge reserve, the change in deferred taxes does not correspond to the expense.

The assets include deferred tax assets arising from the carryforward of unused tax losses in the amount of € 346 m (2001: € 319 m). Most of the tax losses carried forward can be carried forward without time restriction.

In respect of tax losses carried forward in the amount of € 841 m (2001: € 615 m), no deferred tax asset was recognised in accordance with IAS 12 because, from a current perspective, a tax benefit will probably not be realisable within a reasonable period. The same applies to temporary differences of € 77 m at subsidiaries.

Information in future business years may require an adjustment to deferred tax assets.

(12) Earnings per share

	2002	2001
Number of shares as at 31 December	114,000,000	114,000,000
Average number of shares outstanding	114,000,000	114,000,000
Net income adjusted for minority interests in € m	309	483
Earnings per share in €	2.71	4.24

(12) Earnings per share (Continued)

During the reporting period, no financial instruments were outstanding which could have had a dilutive effect on the ordinary shares. Therefore basic earnings per share equal diluted earnings per share.

Notes to the balance sheet

(13) Cash and balances with central banks

	2002	2001
	€ m	
Cash and balances with central banks	1,630	2,851
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	194	577
Treasury bills and non-interest-bearing Treasury notes as well as similar debt instruments issued by public issuers	*179*	*521*
Bills of exchange	*15*	*56*
CASH AND BALANCES WITH CENTRAL BANKS	**1,824**	**3,428**

(14) Trading assets

	2002	2001
	€ m	
Bonds and other fixed-income securities	**6,894**	**4,509**
Money market paper	*850*	*421*
Debt securities	*5,579*	*4,088*
issued by public borrowers	*1,505*	*327*
issued by other borrowers	*4,074*	*3,761*
Group's own debt securities	*465*	—
Shares and other variable-yield securities	**1,293**	**1,816**
Shares	*81*	*150*
Investment certificates	*763*	*735*
Other	*449*	*930*
Positive market values on derivative financial instruments	**10,750**	**7,307**
Equity derivatives	*41*	*23*
Interest-rate and currency derivatives	*10,709*	*7,285*
Other trading assets	**17**	**103**
TRADING ASSETS	**18,954**	**13,735**

(15) Loans and advances to banks and customers

Loans and advances to, and placements with, banks—breakdown by product

	2002	2001
	€ m	
Loans and advances	9,615	9,249
Money market placements	19,943	33,347
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**29,558**	**42,596**

Loans and advances to, and placements with, banks—breakdown by region

	2002	2001
	€ m	
Austria	4,841	8,029
Abroad	24,717	34,567
Central and Eastern Europe	*7,043*	*6,893*
Other foreign countries	*17,674*	*27,674*
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**29,558**	**42,596**

Loans and advances to, and placements with, banks—breakdown by maturity

	2002	2001
	€ m	
Repayable on demand	3,689	1,336
With a remaining maturity of		
up to 3 months	11,746	20,910
over 3 months up to 1 year	4,017	9,041
over 1 year up to 5 years	7,014	7,954
over 5 years	3,092	3,354
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**29,558**	**42,596**

Loans and advances to customers—breakdown by product

	2002	2001
	€ m	
Loans and advances	73,694	77,014
Other receivables	2,660	1,568
LOANS AND ADVANCES TO CUSTOMERS	**76,354**	**78,583**

Loans and advances to customers—breakdown by region

	2002	2001
	€ m	
Austria	49,836	49,753
Abroad	26,518	28,830
Central and Eastern Europe	*14,746*	*14,720*
Other foreign countries	*11,772*	*14,110*
LOANS AND ADVANCES TO CUSTOMERS	**76,354**	**78,583**

(15) Loans and advances to banks and customers (Continued)

Loans and advances to customers—breakdown by maturity

	2002	2001
	€ m	
Repayable on demand	11,525	9,922
With a remaining maturity of		
up to 3 months	8,941	8,977
over 3 months up to 1 year	5,110	6,684
over 1 year up to 5 years	12,847	13,809
over 5 years	37,932	39,190
LOANS AND ADVANCES TO CUSTOMERS	**76,354**	**78,583**

Leasing business
Total gross and net investment 2002

	2002	2001
	€ thsd	
Total net investment		
Up to 3 months	156,816	171,685
Up to 1 year	325,014	388,068
Up to 5 years	1,111,425	1,169,517
Over 5 years	1,587,087	1,381,150
	3,180,342	**3,110,420**
Total gross investment		
Up to 3 months	158,155	182,222
Up to 1 year	338,456	408,428
Up to 5 years	1,272,860	1,495,212
Over 5 years	2,124,311	1,602,066
	3,893,782	**3,687,928**
Unearned finance income		
Up to 3 months	1,339	10,537
Up to 1 year	13,442	20,360
Up to 5 years	161,435	325,695
Over 5 years	537,224	220,916
	713,440	**577,508**
Unguaranteed residual values	**992,652**	**975,153**

New investments in leasing business developed as follows:

	2002	2001
	€ m	
Austrian leasing business	521	533
Real estate	*268*	*256*
Equipment	*253*	*277*
International leasing business	28	97

(16) Loan loss provisions

	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	2002	2001	2002	2001	2002	2001
	€ m					
At beginning of reporting year	**71**	**48**	**3,258**	**2,808**	**3,329**	**2,856**
Adjustment not reflected in the income statement under IAS 22.19 for acquisition of BPH	—	—	50	—	—	—
Allocation	39	24	974	1,198	1,013	1,222
Release	(1)	(6)	(390)	(461)	(391)	(467)
Use	(1)	(7)	(304)	(437)	(305)	(444)
Exchange differences and other adjustments not reflected in the income statement	(14)	12	(59)	149	(74)	161
AT END OF REPORTING YEAR	**94**	**71**	**3,528**	**3,258**	**3,622**	**3,329**

For the "adjustment not reflected in the income statement under IAS 22.19", see also note 18.

In the previous year, € 96 m in provisions for contingent liabilities were reported under loan loss provisions (see also note 23).

Loan loss provisions—breakdown by region

	2002	2001
	€ m	
Austria	2,686	2,510
Abroad	936	819
Central and Eastern Europe	*931*	*809*
Other foreign countries	*5*	*10*
LOAN LOSS PROVISIONS	**3,622**	**3,329**

(17) Investments

	2002	2001
	€ m	
Held-to-maturity investments—debt securities	**7,341**	**9,217**
Available-for-sale investments	**9,880**	**7,765**
Shares in unconsolidated subsidiaries	1,234	1,040
Shares in other companies	2,378	844
Other fixed-income securities	3,132	2,431
Shares and other variable-yield securities	3,136	3,450
Securities held as short-term investments	*1,445*	*3,431*
Securities held as long-term investments	*1,691*	*19*
Investments in companies accounted for under the equity method	**325**	**400**
Investment property	**431**	**437**
INVESTMENTS	**17,976**	**17,819**

(17) Investments (Continued)

Movements in investments

	Changes resulting from foreign currency translation	Changes in group of consolidated companies	Additions	Disposals	Changes in measurement reflected in net income	Changes in measurement under IAS 39 recognised directly in equity	Total changes
				€ m			
Held-to-maturity investments—debt securities	**(268)**	**(11)**	**2,824**	**(4,410)**	**(11)**	**—**	**(1,876)**
Available-for-sale investments	**(33)**	**245**	**5,716**	**(3,569)**	**(206)**	**(37)**	**2,115**
Shares in unconsolidated subsidiaries	(34)	241	998	(933)	(78)	—	194
Shares in other companies	1	2	2,339	(647)	(124)	(37)	1,533
Other fixed-income securities	—	—	701	—	—	—	701
Shares and other variable-yield securities	—	2	1,677	(1,989)	(4)	—	(314)
Securities held as short-term investments	—	—	—	*(1,986)*	—	—	*(1,986)*
Securities held as long-term investments	—	*2*	*1,677*	*(3)*	*(4)*	—	*1,672*
Interests in companies accounted for under the equity method	**—**	**—**	**27**	**(94)**	**(8)**	**—**	**(75)**
Investment property	**4**	**—**	**53**	**(48)**	**(15)**	**—**	**(6)**
TOTAL CHANGES							**158**

Almost all of the disposals of held-to-maturity investments totalling € 4,410 m relate to redemption upon expiry.

As a result of structural changes in the equity investment portfolio, € 680 m was disposed of in conformity with IAS 39.83.

(18) Property and equipment, intangible assets

Property and equipment

	2002	2001
	€ m	
Land and buildings used for banking operations	742	555
Other land and buildings	18	240
Other property and equipment	418	512
PROPERTY AND EQUIPMENT	**1,177**	**1,308**

Intangible assets

	2002	2001
	€ m	
Goodwill	872	844
Other intangible assets	290	201
INTANGIBLE ASSETS	**1,162**	**1,045**

(18) Property and equipment, intangible assets (Continued)

Movements in property and equipment and in intangible assets

	Carrying amount 31 Dec. 2001	Adjustment under IAS 22.19	Acquisition cost 1 Jan. 2002	Accumulated depreciation and amortisation 1 Jan. 2002	Changes in group of consolidated companies	Foreign currency translation	Additions	Disposals	Depreciation and amortisation	Carrying amount 31 Dec. 2002
					€ m					
Property and equipment(1)	1,275		2,384	(1,109)	13	(49)	190	(109)	(143)	1,177
Intangible assets(1)	234		429	(195)	5	(5)	150	(10)	(84)	290
Goodwill(2)	844	17	1,037	(176)	—	(10)	115	(6)	(88)	872

(1) Reclassification of € 33 m because of change in recognition of software carried as assets

(2) A 34% interest in BPH was acquired in 2001. The fair values of acquired loans and advances were subsequently adjusted by € 50 m. As a result, in accordance with IAS 22.71, goodwill was adjusted on pro-rata basis by € 17 m, the remainder was offset against minority interests.

(19) Other assets

	2002	2001
	€ m	
Tax claims	1,168	1,113
Current taxes	*143*	*130*
Deferred taxes	*1,025*	*983*
Positive market values on derivative hedging instruments	2,470	2,184
Other assets	885	1,002
Prepaid expenses	63	209
OTHER ASSETS	**4,586**	**4,508**

Deferred taxes

	2002	2001
	€ m	
Deferred tax assets	**678**	**664**
relating to		
trading assets	88	1
loans and advances to customers incl. loan loss provisions	85	105
investments	48	110
property and equipment	6	6
other assets	161	117
amounts owed to banks and customers	13	32
provisions for pensions and severance payments and other provisions	252	287
other balance sheet items	25	6
Deferred tax assets relating to unused tax losses carried forward	**346**	**319**
DEFERRED TAXES	**1,025**	**982**

(19) Other assets (Continued)

In 2002, deferred taxes amounting to € 138 m (2001: € 144 m) were recognised directly in equity. Of the total amount, € 2 m (2001: € 62 m) was credited to the available-for-sale reserve and € 136 m (2001: € 82 m) to the cash flow hedge reserve.

(20) Amounts owed to banks and customers

Amounts owed to banks—breakdown by product

	2002	2001
	€ m	
Repayable on demand	3,883	2,319
With agreed maturity dates or periods of notice		
Loans raised	10,603	9,874
Money market deposits by banks	21,028	32,495
Other amounts owed to banks	5,519	3,664
AMOUNTS OWED TO BANKS	**41,033**	**48,352**

Amounts owed to banks—breakdown by region

	2002	2001
	€ m	
Austria	13,964	12,081
Abroad	27,069	36,271
Central and Eastern Europe	*4,313*	*4,179*
Other foreign countries	*22,756*	*32,092*
AMOUNTS OWED TO BANKS	**41,033**	**48,352**

Amounts owed to banks—breakdown by maturity

	2002	2001
	€ m	
Repayable on demand	3,883	2,319
With a remaining maturity of		
up to 3 months	22,021	31,898
over 3 months up to 1 year	3,682	1,677
over 1 year up to 5 years	2,925	1,590
over 5 years	8,519	10,869
AMOUNTS OWED TO BANKS	**41,033**	**48,352**

Amounts owed to customers—breakdown by product

	2002	2001
	€ m	
Savings deposits	17,578	16,495
Other amounts owed to customers	38,983	43,467
AMOUNTS OWED TO CUSTOMERS	**56,562**	**59,962**

(20) Amounts owed to banks and customers (Continued)

Amounts owed to customers—breakdown by region

	2002	2001
	€ m	
Austria	33,829	35,307
Abroad	22,733	24,655
Central and Eastern Europe	*15,013*	*15,618*
Other foreign countries	*7,720*	*9,037*
AMOUNTS OWED TO CUSTOMERS	**56,562**	**59,962**

Amounts owed to customers—breakdown by maturity

	2002	2001
	€ m	
Repayable on demand	16,808	16,664
With a remaining maturity of		
up to 3 months	19,508	24,301
over 3 months up to 1 year	6,499	5,921
over 1 year up to 5 years	5,681	6,087
over 5 years	8,066	6,989
AMOUNTS OWED TO CUSTOMERS	**56,562**	**59,962**

(21) Liabilities evidenced by certificates

Liabilities evidenced by certificates—breakdown by product

	2002	2001
	€ m	
Debt securities issued	14,926	15,645
Mortgage bonds and local-authority bonds	*2,559*	*2,435*
Other debt securities issued	*12,367*	*13,210*
Other liabilities evidenced by certificates	5,066	7,541
LIABILITIES EVIDENCED BY CERTIFICATES	**19,992**	**23,186**

Debt securities issued are liabilities evidenced by listed securities. Other liabilities evidenced by certificates are unlisted securities issues of the Bank Austria Creditanstalt Group.

Liabilities evidenced by certificates—breakdown by maturity

	2002	2001
	€ m	
With a remaining maturity of		
up to 3 months	2,810	4,018
over 3 months up to 1 year	1,645	2,314
over 1 year up to 5 years	9,306	9,075
over 5 years	6,231	7,778
LIABILITIES EVIDENCED BY CERTIFICATES	**19,992**	**23,186**

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt (Continued)

(22) Trading liabilities

	2002	2001
	€ m	
Negative market values on derivative financial instruments		
Equity derivatives	34	94
Interest-rate and currency derivatives	10,301	7,028
Other trading liabilities	169	—
TRADING LIABILITIES	**10,504**	**7,122**

(23) Provisions

	2002	2001
	€ m	
Provisions for retirement benefits and similar obligations	2,609	2,564
Provisions for taxes	588	485
Current taxes	*78*	*61*
Deferred taxes	*510*	*424*
Provisions for restructuring costs	2	10
Provisions for contingent liabilities	100	(1)
Other provisions for impending losses	191	193
PROVISIONS	**3,490**	**3,251**

(1) In the previous year, € 96 m in provisions for contingent liabilities was reported under loan loss provisions on the assets side.

Movements in provisions for pensions and similar obligations

	2002	2001
	€ m	
Provision as at 1 January	2,564	2,423
+/− change in group of consolidated companies	(3)	24
+ transfers from other provisions	16	—
+ interest cost	154	145
+ current service cost	28	45
+ past service cost/early retirement	42	89
− pension payments in the reporting year	(190)	(162)
PROVISION AS AT 31 DECEMBER	**2,609**	**2,564**

Deferred tax liabilities

	2002	2001
	€ m	
Relating to:		
loan loss provisions for loans and advances to banks and customers	22	19
trading assets	125	39
property and equipment	38	43
investments	296	294
other assets	18	9
amounts owed to banks and customers	7	9
liabilities evidenced by certificates	3	4
other balance sheet items	1	7
DEFERRED TAX LIABILITIES	**510**	**424**

(24) Other liabilities

	2002	2001
	€ m	
Negative market values on derivative hedging instruments	3,082	1,871
Other amounts payable	1,478	2,382
Deferred income	112	167
OTHER LIABILITIES	**4,673**	**4,420**

(25) Subordinated capital

	2002	2001
	€ m	
Subordinated liabilities	5,207	5,794
Supplementary capital	1,247	1,438
SUBORDINATED CAPITAL	**6,455**	**7,232**

Subordinated capital—breakdown by maturity

	2002	2001
	€ m	
With a remaining maturity of		
up to 3 months	—	85
over 3 months up to 1 year	635	355
over 1 year up to 5 years	554	1,287
over 5 years	5,266	5,506
SUBORDINATED CAPITAL	**6,455**	**7,232**

(26) Shareholders' equity

The Bank Austria shares acquired to service a convertible bond issued by Bank Austria were converted into HVB shares when Bank Austria was acquired by HVB. In 2002, these HVB shares were for the first time deducted from shareholders' equity as shares in a controlling company.

Additional IAS disclosures

(27) Fair values

The following table shows the fair values of balance sheet items and related off-balance sheet transactions. Loans and advances to, and placements with, banks as well as loans and advances to customers are stated after deduction of loan loss provisions. The fair values indicated in the table are the amounts for which the financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. To the extent that market prices were available from exchanges or other efficient markets, these were stated as fair values. For the other financial instruments, internal valuation models were used, in particular the present value method. For fixed-rate loans and advances to, and amounts owed to, banks and customers with a remaining maturity of, or regular interest rate adjustment within, less than one year, amortised cost was stated as fair value. Investments in listed companies are included in the fair value of investments at their market values as at the balance sheet date. For investments in unlisted companies, amortised cost was stated as fair value.

(27) Fair values (Continued)

Fair values

	2002		2001		Difference between fair value and carrying amount in 2002	Difference between fair value and carrying amount in 2001
	Fair value	Carrying amount	Fair value	Carrying amount		
				€ m		
Loans and advances to, and placements with, banks	29,626	29,464	42,706	42,554	+162	+152
Loans and advances to customers	73,776	72,825	75,694	75,327	+951	+367
Investments	18,249	17,976	17,940	17,832	+273	+108
					+1,386	**+627**
Amounts owed to banks	41,196	41,033	47,611	47,677	+163	−66
Amounts owed to customers	56,761	56,562	59,992	59,962	+199	+30
Liabilities evidenced by certificates	20,085	19,992	23,850	23,902	+93	−52
Subordinated capital	6,564	6,455	7,332	7,232	+109	+99
					+564	**+12**
BALANCE					**+822**	**+ 615**

fair value higher than carrying amount (+)

fair value lower than carrying amount (−)

(28) Related party disclosures

a) Information on members of the Managing Board, the Supervisory Board and the Employees' Council of Bank Austria Creditanstalt AG

Expenses for severance payments and pensions

Expenses for severance payments and pensions are included in the items "Wages and salaries", "Expenses for retirement benefits and other benefits", "Allocation to the pension provision" and "Release of the provision for severance payments". In the reporting year, allocations and payments for members of the Managing Board, senior executives and their surviving dependants totalled € 11.6 m; allocations and payments for other employees and their surviving dependants amounted to € 347.4 m.

In addition, contributions to pension funds for active Managing Board members amounted to € 0.4 m and for former Managing Board members € 4.5 m.

Emoluments of members of Bank Austria Creditanstalt AG's Managing Board and Supervisory Board

The emoluments of the Managing Board members active in the 2002 business year—excluding payments into pension funds—totalled € 7.7 m (2001: € 6.8 m). Emoluments for activities on behalf of subsidiaries amounted to € 0.03 m (2001: € 0.1 m).

Payments to former members of the Managing Board and their surviving dependants—excluding payments into pension funds—totalled € 9.5 m (2001: € 9.2m). Emoluments for activities on behalf of subsidiaries amounted to € 0.5 m (2001: € 0.06 m).

The emoluments of members of the Supervisory Board active in the 2002 business year totalled € 0.3 m (2001: € 0.6 m) for Bank Austria AG and € 0.01 m (2001: € 0.01 m) for the two credit associations. In 2001 and 2002, no emoluments were paid for activities on behalf of subsidiaries.

Loans and advances to members of the Managing Board and of the Supervisory Board of Bank Austria Creditanstalt AG

Advances granted to members of the Managing Board amounted to € 0.1 m (2001: € 0.03 m). Loans to members of the Supervisory Board amounted to € 0.7 m (2001: € 1.2 m). Repayments during the business year totalled € 0.1 m (2001: € 0.03 m).

(28) Related party disclosures (Continued)

Loans to the Supervisory Board include those made to members of the Employee's Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans is the rate charged to employees of Bank Austria Creditanstalt.

b) Relationships with the parent company, unconsolidated subsidiaries and other companies in which an equity interest is held

Bayerische Hypo- und Vereinsbank AG, Munich (HVB)

HVB holds 99.99% of the shares in Bank Austria Creditanstalt AG. Pursuant to the "Bank of the Regions" agreement, Bank Austria Creditanstalt has been entrusted with managing the business operations of the HVB Group in Austria and the countries of Central and Eastern Europe (excluding the Baltic states, Ukraine and Russia). HVB is responsible for business units in the rest of the world. Gerhard Randa, Chairman of the Managing Board of Bank Austria Creditanstalt, is also a member of the Board of Managing Directors of HVB.

The following table shows the amounts of Bank Austria Creditanstalt's loans and advances to, and amounts owed to, the parent company, unconsolidated subsidiaries and other companies in which Bank Austria Creditanstalt holds an equity interest. Business relations with these companies are maintained on terms and conditions in line with banking practice.

Loans and advances to subsidiaries and other companies in which an equity interest is held

	Subsidiaries		Other equity interests	
	31 Dec. 2002	31 Dec. 2001	31 Dec. 2002	31 Dec. 2001
	€ m			
Loans and advances to, and placements with, banks	344	331	2,410	2,973
Loans and advances to customers	1,067	1,452	1,673	1,622
Loan loss provisions	—	—	—	—
Trading assets	21	486	371	42
Investments	107	498	245	148
LOANS AND ADVANCES	**1,539**	**2,767**	**4,699**	**4,785**

Amounts owed to subsidiaries and other companies in which an equity interest is held

	Subsidiaries		Other equity interests	
	31 Dec. 2002	31 Dec. 2001	31 Dec. 2002	31 Dec. 2001
	€ m			
Amounts owed to banks	256	18	10,645	11,162
Amounts owed to customers	158	204	444	410
Liabilities evidenced by certificates	—	—	—	80
Subordinated capital	—	—	—	7
AMOUNTS OWED	**414**	**222**	**11,089**	**11,659**

c) Other information on related party relationships

Privatstiftung zur Verwaltung von Anteilsrechten (the "Private Foundation"; until 18 April 2001, "Anteilsverwaltung-Zentralsparkasse")

The Private Foundation is a contracting party to the Bank of the Regions agreement and holds (via a German company controlled through a subsidiary) 5.13% of the shares in HVB.

In 2002, an (indirect) minority interest in a subsidiary of the Private Foundation was exchanged for profit-sharing rights in another subsidiary of the Private Foundation (with no effect on income). The carrying amount of these profit-sharing rights totals € 476 m.

(28) Related party disclosures (Continued)

In the reporting year, a minority interest in VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna, with a proportionate book value of € 2.1 m, and the equity interest in Osterreichische Verkehrsbüro Aktiengesellschaft, Vienna, with a book value of € 94.3 m, were sold to another company controlled by this Private Foundation. These two transactions resulted in a profit of € 75.9 m.

The board of trustees of the Private Foundation has 14 members, three of whom are members of the Managing Board of Bank Austria Creditanstalt AG.

B & C Privatstiftung

The board of trustees of this foundation has three members, one of whom is a member of the Managing Board of Bank Austria Creditanstalt AG.

The carrying amount of a profit-sharing right in a subsidiary of this foundation is € 863.4 m.

Immobilien Privatstiftung

The board of trustees of this foundation has three members, one of whom is a member of the Managing Board of Bank Austria Creditanstalt AG.

The carrying amount of a profit-sharing right in a subsidiary of this foundation is € 420.6 m. In the reporting year, income from this profit-sharing right was € 21.9 m.

Municipality of Vienna

The Municipality of Vienna has provided a deficiency guarantee for all outstanding liabilities of Bank Austria AG which were entered into by 31 December 2001.

(29) Segment reporting

The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2002. The corporate divisions are presented like independent units with their own capital resources and are responsible for their own results.

The definition of business segments is primarily based on service responsibility for customers.

The internal reporting structure in the Bank Austria Creditanstalt Group comprises the following business segments:

Domestic Private Customers and Professionals

Responsibility for Domestic Private Customers and Professionals covers the retail banking activities of Bank Austria Creditanstalt AG, Schoellerbank AG, BANK*PRIVAT* and the credit card business.

Domestic Corporate Customers

Domestic Corporate Customers essentially includes the corporate banking activities of Bank Austria Creditanstalt AG as well as the leasing business of the Bank Austria Creditanstalt Group.

Domestic Real Estate Finance and Real Estate Customers

Domestic Real Estate Finance and Real Estate Customers comprises the activities of Bank Austria Creditanstalt and of Bank Austria Creditanstalt Wohnbaubank AG in the area of large-volume real estate financing in Austria (business with non-profit and commercial housing construction companies, real estate developers).

(29) Segment reporting (Continued)

International Markets—Domestic Operations

International Markets—Domestic Operations essentially comprises the treasury activities of the Bank Austria Creditanstalt Group's domestic operations.

CEE

CEE includes the commercial banking units of the Bank Austria Creditanstalt Group in Central and Eastern Europe.

Asset Management

Asset Management comprises the Bank Austria Creditanstalt Group's asset management activities.

Other items/reclassifications

Other items/reclassifications cover equity interests that are not attributed to a business segment. Also included are inter-segment eliminations and other items which cannot be attributed to the individual business segments.

Methods

Net interest income is split up according to the market interest rate method. Costs are allocated to the individual business segments from which they arise.

Amortisation on goodwill arising on acquisitions is also attributed to the individual business segments.

Capital allocation is based on Austrian supervisory guidelines. Capital allocated to the business segments amounts to 6.2% (2001: 5.4%) of the risk positions (credit and market risk equivalent).

An interest rate which represents the long-term average return on risk-free investments in the capital market, as determined by empirical surveys, is applied to allocated capital on a uniform Group-wide basis, and the notional income from investment of capital is included in net interest income.

(29) Segment reporting (Continued)

The result of each segment is measured by the net income before taxes earned by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments.

		Domestic Private Customers and Professionals	Domestic Corporate Customers	Domestic Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other items/ reclassifications	BA-CA Group
					€ m				
Net interest income	2002	775	629	97	639	128	(5)	44	2,307
	2001	825	698	94	758	174	7	116	2,673
Losses on loans and advances	2002	(97)	(292)	(26)	(101)	(7)	—	(14)	(537)
	2001	(89)	(444)	(50)	(119)	—	—	(1)	(703)
Net fee and commission income	2002	435	265	10	328	8	26	5	1,076
	2001	446	279	9	269	29	27	1	1,061
Net trading result	2002	—	3	—	29	132	61	6	231
	2001	2	1	—	101	74	66	16	261
General administrative expenses	2002	999	435	32	725	104	39	170	2,503
	2001	1,101	490	27	779	146	53	177	2,773
Balance of other operating income and expenses	2002	17	8	—	(6)	(3)	1	(20)	(1)
	2001	29	14	—	(15)	5	—	2	34
Operating profit	**2002**	**132**	**178**	**49**	**165**	**154**	**45**	**(150)**	**572**
	2001	**113**	**58**	**26**	**215**	**137**	**47**	**(43)**	**552**
Net income from investments	2002	5	33	(4)	23	(2)	(7)	(21)	28
	2001	6	4	—	(17)	36	(13)	171	187
Balance of other income and expenses	2002	—	—	—	(1)	—	—	(6)	(8)
	2001	—	(2)	—	(2)	(1)	—	(5)	(10)
Amortisation of goodwill	2002	6	4	—	44	27	3	4	88
	2001	2	1	—	35	8	—	28	74
Profit from ordinary activities/Net income before taxes	**2002**	**131**	**207**	**45**	**142**	**125**	**35**	**(181)**	**504**
	2001	**116**	**59**	**26**	**162**	**165**	**34**	**94**	**655**
Credit and market risk equivalent (average)	2002	11,401	27,546	5,334	13,397	4,200	1,686	8,138	71,702
	2001	11,122	28,581	5,362	12,430	4,241	1,936	10,570	74,241
Equity allocated (average)	2002	707	1,708	331	831	260	105	800	4,742
	2001	598	1,503	333	671	229	105	1,307	4,745
Return on equity before taxes in %	*2002*	*18.5%*	*12.1%*	*13.6%*	*17.1%*	*48.2%*	*33.6%*		*10.6%*
	2001	*19.4%*	*3.9%*	*7.8%*	*24.1%*	*71.8%*	*32.6%*		*13.8%*
Cost/income ratio in %	*2002*	*81.3%*	*48.0%*	*30.1%*	*73.2%*	*39.4%*	*46.5%*		*69.3%*
	2001	*84.5%*	*49.4%*	*26.4%*	*70.0%*	*51.6%*	*53.3%*		*68.8%*

(29) Segment reporting (Continued)

Breakdown of income by region

	Austria		Central and Eastern Europe		Other regions		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
	€ m							
Net interest income	1,553	1,774	725	839	28	60	2,307	2,672
Losses on loans and advances	(430)	(577)	(101)	(122)	(6)	(4)	(537)	(703)
Net interest income after losses on loans and advances	1,122	1,196	625	717	23	56	1,770	1,969
Net fee and commission income	767	780	328	302	(19)	(22)	1,076	1,061
Net trading result	140	82	29	108	61	70	231	261

(30) Assets on which interest is not being accrued

	2002	2001
	€ m	
Non-accrual assets within loans and advances to, and placements with, banks	172	96
Non-accrual assets within loans and advances to customers	2,488	2,980
ASSETS PUT ON A NON-ACCRUAL STATUS	**2,659**	**3,076**

Within Bank Austria Creditanstalt, assets are put on a non-accrual status if interest-earning assets are not expected to produce interest income inflows in the subsequent period. A loan loss provision is made for such assets on a percentage basis.

(31) Assets pledged as security

As at 31 December 2002, assets pledged by Bank Austria Creditanstalt totalled € 12,965.1 m (as at 1 January 2002: € 17,940.7 m).

(32) Subordinated assets

	2002	2001
	€ m	
Loans and advances to, and placements with, banks	1,100	1,533
Loans and advances to customers	711	421
Trading assets	126	34
Bonds and other fixed-income securities	182	327

(33) Assets and liabilities in foreign currency

	2002 Assets	2002 Liabilities	2001 Assets	2001 Liabilities
	€ m			
US dollar	14,616	21,522	23,480	28,300
Yen	5,138	4,886	6,030	4,797
Swiss franc	11,261	2,771	12,461	3,665
Other	20,162	20,555	21,497	21,414
TOTAL—FOREIGN CURRENCIES	**51,177**	**49,735**	**63,468**	**58,176**

(34) Trust assets and trust liabilities

As part of its business activities, Bank Austria Creditanstalt also manages trust assets and trust liabilities (as at the balance sheet date: € 1,392 m; 2001: € 2,066 m) which are not recognised as assets and liabilities.

	2002	2001
	€ m	
Loans and advances to, and placements with, banks	33	46
Loans and advances to customers	1,117	1,831
Debt securities	14	5
Shares	51	5
Equity interests	33	31
Property and equipment	141	144
Other assets	4	4
TRUST ASSETS	**1,392**	**2,066**
Amounts owed to banks	270	369
Amounts owed to customers	654	1,232
Liabilities evidenced by certificates	326	329
Other liabilities	143	136
TRUST LIABILITIES	**1,392**	**2,066**

(35) Repurchase agreements

Under repurchase agreements, assets were sold to third parties with a commitment to repurchase the financial instruments at a price specified when the assets were sold. At the balance sheet date, the total amount of repurchase agreements was € 1,584 m (2001: € 1,652 m). In those cases where Bank Austria Creditanstalt is the transferor, the relevent assets continue to be recognised in its balance sheet. In those cases where Bank Austria Creditanstalt is the transferee, the bank does not recognise the assets in its balance sheet, but only cash transactions.

(36) Contingent liabilities and commitments

	2002	2001
	€ m	
Guarantees	12,341	11,753
Acceptances and endorsements	27	26
CONTINGENT LIABILITIES	**12,368**	**11,779**
Liabilities arising from sales with an option to repurchase	503	1,383
Other commitments	8,206	7,086
COMMITMENTS	**8,710**	**8,469**

(37) List of selected subsidiaries and other equity interests/group of consolidated companies

Companies controlled by Bank Austria Creditanstalt

Name and domicile of company	Ownership interest in %	Method of accounting for the interest
Asset Management GmbH, Vienna	100.00	c
BA/CA Asset Finance Limited, Glasgow	96.29	c
BA-CA Private Equity GmbH, Vienna	100.00	
Bank Austria Creditanstalt Finanzservice GmbH, Vienna	100.00	
BACA Export Finance Limited, London	100.00	c
Bank Austria Cayman Islands Ltd., Georgetown, Cayman Islands	100.00	c
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	99.98	c
Bank Austria Creditanstalt Leasing GmbH, Vienna	99.98	c
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.00	c
Bank Austria Creditanstalt Treuhand GmbH, Vienna	75.00	c
Bank Przemyslowo-Handlowy PBK S.A., Kraków	52.08	c
BANKPRIVAT AG, Vienna	100.00	c
CA Betriebsobjekte AG, Vienna	100.00	c
CABET-Holding-Aktiengesellschaft, Vienna	100.00	c
CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna	100.00	c
Commercial Bank Biochim AD, Sofia	99.68	(c from 1 Jan. 2003)
DOMUS FACILITY MANAGEMENT GmbH, Vienna	100.00	c
Gornoslaski Bank Gospodarczy—Spólka Akcyjna, Katowice	69.02	c
Hypo Vereinsbank Bank Hipoteczny S.A., Warsaw	100.00	c
HVB Bank Croatia d.d., Zagreb	80.02	c
HVB Bank Czech Republic a.s., Prague	100.00	c
HVB Bank Hungary Rt., Budapest	100.00	c
HVB Bank Romania S.A., Bucharest	100.00	c
HVB Bank Slovakia a.s., Bratislava	100.00	c
HVB Bank Yugoslavia A.D., Belgrade	99.00	
"HVB-Banka Bosna i Hercegovina" d.d., Sarajevo	100.00	
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	99.00	c
Mezzanin Finanzierungs AG, Vienna	80.00	
Schoellerbank Aktiengesellschaft, Vienna	100.00	c
Splitska Banka d.d., Split	90.08	c
VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna	50.10	c
WAVE Solutions Information Technology GmbH, Vienna	100.00	c

(37) List of selected subsidiaries and other equity interests/group of consolidated companies (Continued)

Companies in which Bank Austria Creditanstalt can exercise significant influence

Name and domicile of company	Ownership interest in %	Method of accounting for the interest
Adria Bank Aktiengesellschaft, Vienna	25.50	e
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	27.08	e
CA Versicherung AG, Vienna	30.10	e
EK Mittelstandsfinanzierungs AG, Vienna	24.02	
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	23.95	
Investkredit Bank AG, Vienna	26.74	e
M.A.I.L. Finanzberatung GmbH, Vienna	49.00	
NOTARTREUHANDBANK AG, Vienna	25.00	
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	49.15	e
UBF Mittelstandsfinanzierungs AG, Vienna	24.10	
Union Versicherungs-Aktiengesellschaft, Vienna	33.33	e
Wienerberger AG, Vienna	31.88	
WED Holding Gesellschaft m.b.H., Vienna	48.06	

Note:

The ownership interest is the Bank Austria Creditanstalt Group's ownership interest in the equity of the company.

For the purpose of calculating the ownership interest in a target company, shares held by consolidated companies and by other subsidiaries are added up. In this connection, the ownership interest in subsidiaries holding shares in the target company is not taken into account.

Method of accounting for the interest:

c = consolidated,

e = accounted for using the equity method

Risk Report

(38) Global risk management

Bank Austria Creditanstalt identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group and works closely with the risk control and risk management units of HypoVereinsbank.

Bank Austria Creditanstalt divides the monitoring and controlling processes associated with risk controlling and risk management into the following categories:

- market risk
- credit risk
- liquidity risk
- operational risk
- business risk
- risks arising from the bank's own real estate portfolio
- risks arising from the bank's equity interests

The Managing Board determines the risk policy and approves the principles of risk controlling and risk management, the establishment of limits for all relevant risks, and the risk control procedures.

(38) Global risk management (Continued)

In performing these tasks, the Managing Board is supported by specific committees and independent risk controlling and risk management units.

MARALCO is responsible for the management of balance-sheet structure positions and controls market risk arising from the trading books. This committee also establishes the framework and limits for banking subsidiaries. Credit risk is assessed by the credit committee and by the country risk committee. The task of the Sales ALM unit, which is responsible for asset/liability management, is to coordinate risk control between sales units and overall bank management.

The "Market Risk Management and ALCO Support", "Profit Measurement—Trading", "Credit Risk Methods and Instruments" and "Operational and Group Risk" departments are in charge of developing and implementing the methods of risk measurement; further improving and refining the measurement and control instruments; complying with the relevant minimum requirements applicable to trading activities; developing and maintaining manuals; as well as reporting on the Bank Austria Creditanstalt Group's risk profile in an independent and neutral manner.

Credit risk is managed for the Bank Austria Creditanstalt Group as a whole, and across all types of products and customer groups, by the Managing Board member responsible for risk management.

The Bank Austria Creditanstalt Group applies the principle of dual management and control. Under this principle, for pricing purposes in customer business (micro control), both the minimum Tier 1 capital required pursuant to the Austrian Banking Act and economic capital are expected to yield a specific return (to cover unexpected loss). Beyond compliance with the regulatory capital rules pursuant to the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way. With the exception of liquidity risk, economic capital is calculated using uniform value-at-risk methods across all types of risk. For this purpose, unexpected losses over a period of one year are calculated with a confidence level of 99%.

The Bank Austria Creditanstalt Group is included in the risk monitoring and risk management system of the entire HVB Group, and comprehensive and consolidated HVB risk figures are calculated, periodically. This ensures uniform risk management across the entire HVB Group.

Market risks on trading activities

At Bank Austria, market risk management encompasses the recognition, measurement, monitoring and management of all market risks resulting from the banking business. The processes and methods used for measuring risk, defining and reviewing limits as well as trading activities have been summarised in a market risk management manual.

The method of measuring market risk is based on the value-at-risk (VaR) method and was introduced throughout Bank Austria Creditanstalt on a Group-wide basis. Value at risk represents the maximum loss which might arise from a trading book and is determined by statistically expected changes in market parameters for a specific holding period at a specified level of probability.

Bank Austria Creditanstalt uses a self-developed internal model and takes a variance-covariance approach. The NORISK model has been used for risk management and supervisory purposes within Bank Austria Creditanstalt since the beginning of 1998. The model is further refined and regularly adjusted to developments in financial markets and to risk management needs. It is a comprehensive analysis tool providing risk management and trading units with information on positioning, risk structure and the results of scenario calculations on a timely and Group-wide basis. The model is operated and further developed in Vienna on a Group-wide basis and is also applied locally at the sub-group's major foreign units. Daily risk measurement is based on 2.33 standard deviations and a one-day holding period. Using this method, possible losses arising from the trading books are no larger, with a probability of 99%, than the amount of value at risk.

(38) Global risk management (Continued)

As at 31 December 2002, value at risk for the trading books was as follows:

	Bank Austria Creditanstalt AG	Bank Austria Creditanstalt Group
	€ m	
Exchange rate risk	1.9	2.0
Equity position risk	0.9	0.9
Interest rate position risk	4.8	5.2

The model of risk measurement has additionally been used for the purpose of determining the capital resources required to be held pursuant to the Austrian Banking Act (implementation of the Capital Adequacy Directive). Under this model, value at risk has also been calculated for a two-week holding period. This calculation takes into account the quantitative standards required by law and by the Austrian Federal Ministry of Finance (one-sided confidence level of 99%, multiplier 3, average for the past 60 business days, add-on in the amount of the specific position risk). The multiplier of 3 was confirmed by the Austrian National Bank in an expert opinion issued pursuant to Section 26b of the Austrian Banking Act.

Within Bank Austria Creditanstalt, the reliability and accuracy of the internal model is monitored by daily back-testing comparing the value-at-risk amounts with the actually observed fluctuations in market parameters and in the total value of the trading books. The results of back-testing have so far continued to confirm the accuracy and reliability of the model.

During the 2002 financial year, back-testing revealed no excess, which means that the model continues to be within the green zone under the Austrian Banking Act and the Basel regulatory guidelines.

Value at risk (1 day) and back-testing results


25
20
15
10
5
0
-5
-10
-15
-20
-25
02.01
15.01
28.01
08.02
21.02
06.03
19.03
02.04
15.04
26.04
13.05
27.05
10.06
21.06
04.07
17.07
30.07
12.08
26.08
06.09
19.09
02.10
15.10
28.10
11.11
22.11
05.12
18.12
Result
1-day VAR

Value-at-risk calculations in the trading sector are complemented by various stress scenarios to identify the potential effects on the Group's earnings of stressful market conditions. The assumptions made under such stress scenarios include extreme movements in prices or rates and a dramatic deterioration in market liquidity. In the interest rate sector, tests are carried out to simulate a straightforward parallel shift, a turnaround in the yield curve, and a strong long-term increase in money market rates.

The results of the current stress tests are an essential factor taken into account in determining market risk limits within Bank Austria Creditanstalt.

(38) Global risk management (Continued)

Market risks and asset/liability management (banking book)

Bank Austria Creditanstalt uses a separate procedure to evaluate market risks resulting from the general structure of the balance sheet, from the decisions of the market risk and asset/liability management committee (MARALCO) and from the positions of the "Asset/Liability Management" department. MARALCO ensures the management of balance-sheet structure positions through money market and capital market transactions. Splitting net interest income into a terms-related contribution allocated to the business divisions and a contribution from maturity transformation reflecting the results of interest rate risk creates the basic conditions for uniform centralised management of all market risks by MARALCO. Bank Austria Creditanstalt's profit centres are released from any market risk through a matched funds transfer pricing system applied throughout the Group.

In the same way as for the calculation of VaR in the trading book, the value-at-risk method is also used for measuring market risk in the banking book.

Given the special significance and complexity of domestic customer business, the VaR calculation is complemented by a regular analysis of net interest income. The analysis is based on simulations providing indications of net interest income volatility. In addition to the business volume as at the reporting date, the factors taken into account for simulation purposes include assumptions regarding new business, demand behaviour (interest rate elasticity) and general developments affecting margins in major market segments. The simulation is based on a stochastic model of the yield curve and enables the bank to identify risks at an early stage and take appropriate measures. Thus Bank Austria Creditanstalt is very well prepared to meet the requirements arising from the proposed new capital adequacy framework with regard to interest rate risk in the banking book.

A comprehensive analysis of the Group's interest rate risk as at 31 December 2002 showed the following interest rate sensitivities (effects of an interest rate increase of one basis point (0.01%) on the market values of interest-bearing assets and liabilities).

		Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	5 years to 30 years	Total
				€			
Euro	Trading portfolio	(33,337)	(4,392)	(369,310)	(41,882)	(39,882)	(488,803)
Euro	Other positions	32,037	(211,620)	1,220	701,384	(1,439,287)	(916,260)
US dollar	Trading portfolio	(1,619)	18,418	47,383	(56,127)	(12,978)	(4,923)
US dollar	Other positions	(8,969)	(68,379)	267,486	57,954	62,474	310,566
Swiss franc	Trading portfolio	3,547	(2,859)	15,296	4,585	(20,520)	49
Swiss franc	Other positions	35,878	(38,083)	(190,276)	(1,074)	(20,320)	(213,875)
Pound sterling	Trading portfolio	(1,589)	(539)	(27,096)	(4,574)	(94)	(33,892)
Pound sterling	Other positions	6,058	(11,700)	(7,474)	77,679	(339)	64,224
Yen	Trading portfolio	(364)	3,256	(41,048)	89,692	(76,587)	(25,051)
Yen	Other positions	5,319	(1,632)	(37,602)	13,129	75,122	54,336
Polish zloty	Trading portfolio	(1,277)	(11,199)	37,383	(108,095)	14,961	(68,227)
Polish zloty	Other positions	110	336	(87,809)	(61,035)	(1,049)	(149,447)
Czech crown	Trading portfolio	186	(4,852)	14,003	13,746	13,141	36,224
Czech crown	Other positions	1,570	(2,571)	(14,759)	(75,023)	159,662	68,879
Hungarian forint	Trading portfolio	(1,930)	4,825	(20,538)	(24,445)	(24,204)	(66,292)
Hungarian forint	Other positions	(704)	(4,892)	(2,110)	(9,053)	(12)	(16,771)
Slovak crown	Trading portfolio	(453)	206	(3,836)	12,051	21,764	29,732
Slovak crown	Other positions	114	(822)	(3,456)	(20,554)	(15,373)	(40,091)
Other	Trading portfolio	(129)	(1,258)	12,420	4,033	(2,577)	12,489
Other	Other positions	(1,652)	(1,457)	(15,827)	1,231	347	(17,358)

"Other positions" involve interest rate risk arising from customer business (lending and deposits) and from the banking and investment books.

(38) Global risk management (Continued)

Credit/counterparty risk

In 2002, the operating environment for lending business was marked by three main topics:

- intensive preparations for the new capital adequacy framework (New Basel Capital Accord)
- cooperation of Bank Austria Creditanstalt with the HVB Group
- merger of Bank Austria and Creditanstalt

These topics were also reflected in organisational arrangements and basic rules for the lending business.

The units serving customers regularly review loan exposures for their risk content and submit them to the credit risk management unit for approval.

In each case, new transactions are approved, and existing exposures involving credit risk are reviewed, in line with the two-signatures principle; as a rule, the second person involved is a credit risk management officer. Primary responsibility for risk, i.e. the primary assessment of credit risk, rests with the unit serving customers. Secondary responsibility for risk rests with a risk management unit which is separate from the units serving customers; secondary responsibility for risk comprises mainly the secondary assessment of credit risk and approval of credit applications.

As the rules were regularly reviewed in the light of the banks internal "risk assessment" experience, credit approval authority rules were redefined. Credit approval authority is exclusively granted to experienced credit risk managers.

To pay more attention to the industry aspect of lending decisions, central credit departments were replaced by Senior Risk Manager teams who are responsible for specific sectors.

The Credit Committee is an efficient group enabling quick individual lending decisions. At the same time, at Supervisory Board level, individual lending decisions have been transferred to the Supervisory Board's credit committee and loan portfolio reports have been expanded in order to enable the Supervisory Board to concentrate on strategic considerations.

Special attention is also given to reviewing and managing bad and doubtful debt. As soon as early warning signals appear, bad and doubtful debt is dealt with by specially trained staff. In this context, special accounts managers have specific authority to deal with problem cases. An exposure is classified as bad or doubtful if, in view of the borrower's financial position and of the security provided, a loss of principal and/or interest may be expected.

The integration project of HVB and Bank Austria Creditanstalt is also reflected in the basic rules for lending business. In line with HVB standards, general lending principles are now based on the organisational structure of the corporate divisions (Corporate Customers, Multinational Corporates and Real Estate Finance, Private Customers and Professionals, Real Estate Customers, etc.).

Process changes prepared as part of the merger project of Bank Austria and Creditanstalt have also been incorporated in the general rules.

In the area of credit/counterparty risk, Bank Austria Creditanstalt has made an essential step towards meeting its objective of managing the Group's credit portfolio on the basis of risk-adjusted return. The approach to credit risk control has been further developed and considerably refined at the individual-loan and portfolio levels. In particular, this includes the implementation of the management parameters ("expected loss" and "unexpected loss") in the new contribution margin calculation system for individual customers and individual transactions in the lending business. This management instrument has been adjusted to the HVB Group standards.

In December 2002, the first securitisation of domestic loans of an Austrian bank was successfully completed. This transaction, referred to as "PROMISE Austria-2002 Plc", transferred the credit risk associated with 2,334 individual loans totalling € 1,007.45 m to the capital market via a synthetic asset-backed structure (CLO—collateralised loan obligation). The reference pool comprises loans to Austrian

(38) Global risk management (Continued)

small and medium-sized companies and is widely diversified in terms of industries, individual borrowers and rating classes.

This provided institutional investors with the opportunity for the first time to invest in corporate risk of Austrian medium-sized businesses, a sector that looks more robust compared with its European competitors, despite the currently sluggish overall economic trends.

Within the framework of the Group-wide portfolio and balance sheet management of the HVB Group, this transaction reduced risk-weighted assets by some € 800 million, with a corresponding reduction of the regulatory capital requirement. Further securitisation transactions are planned for 2003.

Credit/counterparty risk is defined as the probability of incurring a financial loss resulting from a borrower's/counterparty's inability to meet its obligations. This comprises counterparty risk, international transfer risk and settlement risk.

Credit/counterparty risk is analysed for the classic banking products—such as loans and commitments to lend—and for products in the trading book as well as derivative financial instruments. Bank Austria Creditanstalt gives special attention to risks on (OTC) derivatives contracts with a view to limiting the future potential default risk on such contracts.

In line with the risk-oriented management system of Bank Austria Creditanstalt, credit transactions are analysed with a two-dimensional risk approach: on the one hand, the expected loss resulting from an event of default is calculated; on the other hand, unexpected loss is determined by means of economic capital on an individual-loan basis, taking account of portfolio effects. Expected loss is the average annual loss rate, based on historical empirical data, resulting from events of default. It is calculated by multiplying the loss probability by the credit equivalent and the loss rate. Unexpected loss is a measure of the annual fluctuations of actual loan losses around expected loss. In the management system, the loss expected in the lending business is reflected in standard risk costs, while unexpected loss is taken account of through the allocation of economic capital. Starting from the first quarter of 2002, expected loss and unexpected loss (economic capital for credit/counterparty risk) in domestic business with corporate and retail customers are allocated at individual customer level. In this way, lending business is increasingly managed on the basis of risk/return considerations.

Refined rating instruments calibrated by default probability have been designed and implemented to support this control system and to optimise risk assessment.

Activities in this area focused on monitoring the rating system for corporate customers in Austria, implementing a model for small and medium-sized businesses and independent professionals, developing an instrument for financial institutions, and validating the models. These rating models provide a basis for quantifying loan default risk in the form of loss probabilities.

In line with these rating models, credit analysis is based on both quantitative criteria, such as financial statements, and qualitative factors taking into account the possible future development of a company. If the borrower is a member of a group, the group will also be analysed.

The rating scales applied by HVB and the Bank Austria Creditanstalt Group have been standardised. This common master scale, which is being introduced throughout the entire Group, covers both "living" customers and customers in default.

The scale can be translated into external rating scales. An empirical loss probability has been determined for each rating category of this scale, exclusively based on the customers creditworthiness. Security is only taken into account in determining the expected loss. This means that there is a strict separation between the evaluation of creditworthiness and security.

A quantitative model to determine credit risk for the Group's entire portfolio has been implemented in Bank Austria Creditanstalt. This credit portfolio model is used to identify and, if necessary, reduce risk concentrations as well as measuring correlations within the portfolio with a view to diversifying risk. In addition, economic capital can also be calculated by using this model. This will supplement the allocation of regulatory capital with a capital allocation method based on risk-adjusted return. The results

(38) Global risk management (Continued)

of this calculation are now also used for contribution margin calculations and for a newly developed risk-adjusted pricing system.

At the same time, through this work on refining and further developing the methods of credit risk management, Bank Austria Creditanstalt is preparing for possible changes in banking supervision guidelines, which are currently under consideration with a view to more precisely differentiating between capital requirements for different credit risks and recognising internal rating systems for supervisory purposes (New Basel Capital Accord).

Bank Austria Creditanstalt has made a detailed analysis of the proposed new capital adequacy framework and identified the most important points on which action is required. A separate project ("Basel 2") focusing on the New Basel Capital Accord has been started to implement these measures.

(39) Operational risk

In 2002, activities in the area of operational risk controlling concentrated on preparations and analyses for a "Basel 2" project across the Bank Austria Creditanstalt Group. Bank Austria Creditanstalt will implement the requirements resulting from the New Basel Capital Accord in the area of operational risk through four projects: collection of loss data, risk/control self-assessments, early warning indicators, and quantification/value-at-risk. It is planned to use a standardised approach with a step-by-step transition to an advanced measurement approach (AMA). This multi-stage plan is advisable as there are still uncertainties regarding the exact measurement calibration and the final implementation requirements in quantitative and qualitative respects.

Another focus was the participation in the Quantitative Impact Study—QIS 3 (collection of loss data for 2001, comparisons of basic indicator, standardised and AMA approaches as well as an analysis of insurance solutions).

In line with the planned rules of the New Basel Capital Accord, operational risk is defined as the risk of unexpected losses due to human error, flawed management processes, natural and other disasters, technological failures, and changes in the external environment (event risk). For example, in the future, IT system failures, damage to property, processing errors or fraud should be subject to accurate and consolidated risk measurement and management, on which the calculation of risk capital will be based.

Efforts focused on further expanding the Intranet application developed internally and used within Bank Austria Creditanstalt AG for loss data collection (inFORM system—Intranet framework for operational risk management) into a central risk controlling solution for operational risk in Austria and CEE. Plans for a company-wide reporting system and the definition of key risk indicators are to be seen in this connection. The basic idea is to develop the Intranet solution into a central communication platform used for obtaining sector-specific loss data and quality scores as well as providing consistent information to the various divisions and the Managing Board. This will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

With the introduction of the inFORM system at Bank Austria Creditanstalt's Polish subsidiary BPH PBK, the loss data collection process was extended to include a large unit in the CEE region. In the course of 2003 the system will also be introduced step by step at the other CEE units via the Intranet. This will provide the quantitative basis—in terms of availability and length of data history—for the application of advanced measurement methods meeting the requirements of the new capital adequacy framework in major parts of the Bank Austria Creditanstalt Group.

Loss data are collected, and flawed processes are addressed, in close coordination and cooperation with other units including internal audit, compliance, the legal department, the insurance sector as well as payments processing and settlement units. Also to be considered is the fact that Bank Austria Creditanstalt has always taken numerous measures in the various divisions to manage and reduce operational risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

(39) Operational risk (Continued)

It is necessary to use external loss data to complement internal data. Therefore Bank Austria Creditanstalt intends to actively participate in loss data consortia which are in the process of being formed.

In addition to quantitative approaches, qualitative instruments are of major importance in operational risk control. This fact will be taken into account through the introduction of regular risk assessments. Under a pilot project carried out for this purpose, risk assessments were performed at Bank Austria Creditanstalt's major subsidiaries in Austria. Bank Austria Creditanstalt will use experience gained in this connection to introduce this instrument throughout the Group in 2003.

In the same way as for other types of risk, in addition to the central risk control unit, Bank Austria Creditanstalt—like HypoVereinsbank—is building up a decentralised risk management network in the form of contacts for risk management issues within divisions and at subsidiaries. While the main task of the central risk control unit is to define the methods used and to perform risk measurement and analysis, risk managers are responsible for taking measures to reduce, prevent, or take out insurance against, risks.

In 2003, activities in the area of operational risk will focus on

- further sensitising all units of the Bank Austria Creditanstalt Group to issues concerning operational risk,
- involving Bank Austria Creditanstalt's principal subsidiaries in the Intranet-based reporting system,
- further extending use of the inFORM system,
- continuing work on a risk management model based on the New Basel Capital Accord and capable of meeting the required standards,
- developing scenario analyses for corporate divisions and subsidiaries,
- analysing insurance solutions regarding operational risk.

(40) Legal risks

At the balance sheet date it was not yet possible for Bank Austria Creditanstalt to determine whether an outflow of funds would occur, and if so, whether such outflow would exceed the provisions already made, in connection with the following pending proceedings in Austria:

- interest rate adjustment clauses
- consumer protection under General Business Conditions

(41) Credit risk

The net charge for losses on loans and advances was substantially reduced in 2002, despite the negative economic environment.

(41) Credit risk (Continued)

Business segment

	2002	2001
	€ m	
Domestic Private Customers	(97)	(89)
Domestic Corporate Customers	(292)	(444)
Domestic Real Estate Customers	(26)	(50)
CEE	(101)	(119)
International Markets	(7)	—
Asset Management	—	—
Other	(14)	(1)
BANK AUSTRIA CREDITANSTALT GROUP	**(537)**	**(703)**

The improvement in the net charge for losses on loans and advances is due to strict risk management and to the fact that insolvency trends in Austria were considerably less dramatic than, for example, in Germany. Moreover, compared with the situation in the previous year, there were no further major insolvencies in Austria. This resulted in a significant decline in the net charge for losses on loans and advances in business with domestic corporate customers.

(42) Financial derivatives

According to the underlying financial instrument, derivatives are classified as interest rate contracts, foreign exchange contracts and securities-related contracts. Credit derivatives are classified as "Other interest rate contracts" or "Other securities-related contracts", depending on the related underlying.

Bank Austria Creditanstalt uses financial derivatives to hedge its own positions against market risk by taking strategic positions in the banking book or to realise gains on short-term market-price fluctuations in active trading. In business with customers, derivatives are used for the purposes of interest rate and exchange rate management.

In all categories of transactions, a distinction is made between over-the-counter (OTC) and exchange-traded contracts. The counterparties for OTC contracts are banks and customers, while exchange-traded contracts are bought and sold via recognised exchanges.

Over-the-counter transactions are individual agreements concerning volume and maturities. In large-volume interbank trading, these agreements reflect standard international practice, while in customer business they are adjusted to specific needs. Exchange-traded contracts are always standardised in respect of volume and maturity date.

OTC contracts include forward transactions, swaps and options. Exchange-traded contracts are futures and options on futures. OTC forward transactions fix an interest rate, an exchange rate, a share price or an index at a future date. At the beginning of the contract, the parties agree that the contract will be exercised. Swaps include the exchange of interest payments (fixed-rate against variable-rate payments or variable-rate against variable-rate payments) or of currency amounts. Like forward transactions, options fix the price of the underlying instrument upon conclusion of the agreement against payment of a premium, but the buyer of an option has the right, and not the obligation, to exercise the option; for the seller of an option, making or taking delivery of the underlying instrument is mandatory.

Futures are forward transactions on standardised terms. Bond and share prices/index levels are specified at the beginning of the contract, the contract size and maturity date are fixed. Daily margin payments are required to cover price fluctuations. Options on futures give the buyer the right, but not the obligation, to exercise the option.

Derivative financial instruments held for trading are recognised in the balance sheet at their fair values, which is the market value of the transactions at the end of the year. The market value is determined by using available market prices or recognised, audited valuation models.

Derivatives in the banking book are recognised on the accrual basis of accounting.

(42) Financial derivatives (Continued)

The table shows the notional amounts by product type and the positive market values. It provides an overview of activity levels in all derivative instruments. Notional amounts are the reference basis on which payments are made. They do not provide a direct indication of the default risk arising from these transactions.

The credit risk is equal to the replacement cost, i.e. the positive market values at the balance sheet date. This amount would have to be paid for the conclusion of a new transaction in the event of a counterparty's default.

As at 31 December 2002, the total volume of derivative transactions with external counterparties in Bank Austria Creditanstalt's banking book and trading book was € 922 bn. Positive market values at the end of the year totalled € 10.4 bn, negative market values also totalled € 10.4 bn.

The required regulatory capital is held against market risk (trading book) and against credit/counterparty risk (trading book and banking book). The latter is reflected by credit equivalents based on the replacement values and product and maturity-weighted notionals. The different risk levels associated with the various instruments (the lowest level arises from interest rate contracts, for exchange rate contracts risk is slightly higher, and the highest risk is connected with securities-related transactions) and specific maturity bands are taken into account in calculating credit equivalents.

Under contractual netting agreements, claims can be offset against liabilities arising from derivative transactions. This reduces the default risk and thus the capital requirement for such transactions.

The expansion of business volume in interest rate contracts is primarily due to increased use of EONIA (Euro Overnight Index Average) swaps, and in the foreign exchange sector to the positioning of trading operations with regard to exchange rate movements, especially in the US dollar. The increase in swap positions in the banking book is to be seen in the context of hedges for variable-rate instruments in the balance sheet and bond issue portfolios.

Credit derivatives are included in "Other interest rate contracts" (credit default swaps) and in "Other securities-related contracts" (total return swaps).

Bank Austria Creditanstalt Group

Risk equivalents arising from financial derivative transactions as at 31 December 2002

	Notional amounts				Positive market value	Risk equivalent before counterparty weighting
	< 1 year	1-5 years	> 5 years	Total		
				€ m		
OTC CONTRACTS—TOTAL(*)	**587,653**	**149,045**	**70,078**	**806,776**	**10,364**	**14,020**
A. Interest rate contracts	**498,619**	**133,610**	**66,652**	**698,881**	**7,874**	**9,542**
Maturity weighting in %	**0.0**	**0.5**	**1.5**			
Forward rate agreements	49,749	7,307	—	57,056	57	94
Single-currency swaps	442,191	111,758	65,154	619,154	7,365	8,901
Interest rate options bought	5,632	12,622	1,175	19,429	357	438
Other interest rate contracts	1,047	1,923	323	3,293	95	109
B. Foreign exchange contracts	**88,771**	**14,018**	**2,883**	**105,672**	**2,394**	**4,199**
Maturity weighting in %	**1.0**	**5.0**	**7.5**			
Forward foreign exchange transactions	48,543	372	—	48,915	1,579	2,083
Cross-currency swaps	8,993	13,195	2,883	25,071	267	1,233
Currency options bought	31,233	451	—	31,684	548	883
Other foreign exchange contracts	2	—	—	2	—	—
C. Securities-related transactions	**263**	**1,417**	**543**	**2,223**	**96**	**279**
Maturity weighting in %	**6.0**	**8.0**	**10.0**			
Equity options bought	93	137	10	240	96	114
Other securities-related contracts	170	1,280	533	1,983	—	166

(*) excluding options sold

(42) Financial derivatives (Continued)

Transactions with external counterparties as at 31 December 2002

	Notional amounts		Positive market value		Negative market value	
	Banking book	Trading book	Banking book	Trading book	Banking book	Trading book
	€ m					
TOTAL	**123,094**	**798,880**	**1,078**	**9,286**	**1,273**	**9,105**
of which: OTC products	*122,558*	*740,994*	*1,078*	*9,286*	*1,273*	*9,105*
of which: exchange-traded products	*536*	*57,886*	—	—	—	—
A. Interest rate contracts	**110,155**	**664,585**	**962**	**6,912**	**701**	**6,869**
OTC products:	**109,619**	**606,760**	**962**	**6,912**	**701**	**6,869**
Forward rate agreements	5,027	52,029	1	56	10	59
Single-currency swaps	101,611	517,492	956	6,409	664	6,353
Interest rate options bought	2,763	16,666	5	352	—	—
Interest rate options sold	218	17,280	—	—	27	352
Other interest rate contracts	—	3,293	—	95	—	105
Exchange-traded products:	**536**	**57,825**	**—**	**—**	**—**	**—**
Interest rate futures	536	5,104	—	—	—	—
Options on interest rate futures	—	52,721	—	—	—	—
B. Foreign exchange contracts	**11,693**	**132,254**	**116**	**2,278**	**572**	**2,227**
OTC products:	**11,693**	**132,254**	**116**	**2,278**	**572**	**2,227**
Forward foreign exchange transactions	131	48,784	5	1,574	5	1,328
Cross-currency swaps	11,560	13,511	111	156	567	464
Currency options bought	—	31,684	—	548	—	—
Currency options sold	—	38,275	—	—	—	435
Other foreign exchange contracts	2	—	—	—	—	—
Exchange-traded products:	**—**	**—**	**—**	**—**	**—**	**—**
Currency futures	—	—	—	—	—	—
Options on currency futures	—	—	—	—	—	—
C. Securities-related transactions	**1,246**	**2,041**	**—**	**96**	**—**	**9**
OTC products:	**1,246**	**1,980**	**—**	**96**	**—**	**9**
Securities swaps	—	—	—	—	—	—
Equity options bought	—	240	—	96	—	—
Equity options sold	—	1,003	—	—	—	5
Other securities-related contracts	1,246	737	—	—	—	4
Exchange-traded products:	**—**	**61**	**—**	**—**	**—**	**—**
Equity and equity index futures	—	9	—	—	—	—
Equity and equity index options	—	52	—	—	—	—

(43) Comfort letters for banks and other financial institutions

Bank Austria Creditanstalt AG ensures, within the scope of its ownership interest and except for the event of political risk, that the following companies can meet their contractual obligations:

1) Banks in Austria

- BANK*PRIVAT* AG, Vienna
- Bank Austria Creditanstalt Handelsbank AG, Vienna
- Bank Austria Creditanstalt Treuhand GmbH, Vienna
- Bank Austria Creditanstalt Wohnbaubank AG, Vienna
- Schoellerbank Aktiengesellschaft, Vienna

(43) Comfort letters for banks and other financial institutions (Continued)

2) Banks abroad

- Bank Przemyslowo-Handlowy PBK S.A., Kraków(*)
- HVB Bank Czech Republic a.s., Prague
- HVB Bank Slovakia a.s., Bratislava
- HVB Bank Hungary Rt., Budapest
- HVB Bank Romania S.A., Bucharest
- Commercial Bank Biochim AD, Sofia (from 27 December 2002, including the merged HVB Bank Bulgaria EAD, Sofia)
- HVB Bank Yugoslavia A.D., Belgrade
- HVB Bank Croatia d.d., Zagreb
- Splitska Banka d.d., Split
- Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana
- HVB Jelzalogbank Rt., Budapest
- HVB Bank Hipotecny S.A., Warsaw

3) Financial services companies in Austria

- Bank Austria Creditanstalt Leasing GmbH, Vienna

Information required under Austrian law

(44) Legal basis under Austrian law

Legal basis of consolidated financial statements prepared in accordance with International Accounting Standards (IAS) in Austria: pursuant to the Austrian Consolidated Financial Statements Act as published in the Federal Law Gazette BGBl No. 49/1999 of 26 March 1999, a new Section 59a was introduced to the Austrian Banking Act. Under Section 59a, a bank preparing consolidated financial statements in accordance with internationally accepted accounting principles is exempted from the obligation to prepare consolidated financial statements pursuant to Section 59 of the Austrian Banking Act. To qualify for such exemption, consolidated financial statements must be consistent with the rules contained in Council Directive 86/635/EEC on the annual accounts and consolidated accounts of banks and other financial institutions. The requirements of Section 245a (1) items 2 to 5 and (2) of the Austrian Commercial Code must also be met.

The auditors must certify that these requirements are met, and "the auditors' report shall report on the findings of the audit of the consolidated financial statements, and of the management report of the Group, in a manner which is at least equivalent to that required by Section 274 (1) to (4) of the Austrian Commercial Code".

IASs are internationally accepted accounting principles and the auditors have certified that the requirements of Section 59a of the Austrian Banking Act have been met. Thus these consolidated financial statements prepared in accordance with IAS meet the legal requirements applicable in Austria.

Pursuant to Section 59a of the Austrian Banking Act in conjunction with Section 30 of the Austrian Banking Act, the superordinate credit institution having its registered office in Austria must prepare consolidated financial statements. Therefore these consolidated financial statements have been prepared from the perspective of Bank Austria Creditanstalt AG as superordinate domestic credit institution.

(*) In addition, a complementary letter of comfort is available from HVB up to the HVB Group's equity interest.

(44) Legal basis under Austrian law (Continued)

A complete list of equity interests of Bank Austria Creditanstalt AG is given in the notes to the company's separate financial statements.

(45) Shareholders' equity of Bank Austria Creditanstalt AG

Shareholders' equity is composed of paid-in capital (nominal capital plus capital reserves) of Bank Austria Creditanstalt AG, the Group's parent company, and earned capital (retained earnings of the Group plus consolidated net income).

As Bank Austria Creditanstalt AG pays dividends on the basis of Austrian law, the maximum amount available for distribution is the net profit shown in the company's separate financial statements pursuant to the Austrian Commercial Code and the Austrian Banking Act. For 2002, a maximum amount of € 122.3 m (2001: € 173 m) was available for distribution.

(46) Employees

In 2002 and 2001, the Bank Austria Creditanstalt Group employed the following average numbers of staff (full-time equivalents):

Employees(*)

	2002	2001
Salaried staff	29,437	31,727
Other employees	264	291
TOTAL	**29,701**	**32,018**
of which: in Austria	*12,940*	*13,562*
of which: abroad	*16,761*	*18,456*

(47) Mortgage bank business of Bank Austria Creditanstalt AG

Details of the mortgage bank business of Bank Austria Creditanstalt AG as at 31 December 2002 are available from the Group Public Relations Department by calling +43 (0)50505 56141 or by sending an e-mail to *pub@ba-ca.com*.

(48) Breakdown of securities pursuant to the Austrian Banking Act

The following table gives a breakdown of securities pursuant to Section 64 of the Austrian Banking Act:

	Unlisted	Listed	Of which: valued as fixed assets	Of which: other valuation	Total 2002	Total 2001
	€ m					
Bonds and other fixed-income securities	2,191	13,444	7,945	5,499	15,635	14,140
Shares and other variable-yield securities	3,585	347	252	95	3,933	4,323
Equity interests	2,245	458	458	—	2,703	1,244
Shares in subsidiaries	1,219	16	16	—	1,234	1,040
SECURITIES	**9,241**	**14,264**	**8,669**	**5,594**	**23,505**	**20,747**

(*) average numbers (full-time equivalent) of staff employed in Bank Austria Creditanstalt, excluding apprentices and employees on unpaid maternity or paternity leave

Notes to the Consolidated Financial Statements
of Bank Austria Creditanstalt (Continued)

(49) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles

The main differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Austrian Commercial Code/Austrian Banking Act) are as follows:

1) objective and content of financial statements in accordance with IAS,
2) formats for the balance sheet and the income statement,
3) recognition and valuation principles,
4) group of companies to be consolidated,
5) accounting for deferred taxes,
6) different assumptions used in calculating staff costs arising from pensions and similar obligations,
7) separation of minority interests held outside the Group from shareholders equity,
8) more extensive disclosure requirements in the notes.

1) Objective and content of financial statements in accordance with IAS

The objective of financial statements in accordance with IAS is to provide structured information about the financial position, performance and changes in financial position of an enterprise that is useful to a wide range of users in making economic decisions.

Under International Accounting Standards, this objective is met through timely, complete, transparent and fair value-based reporting (see also the information on significant accounting principles in note 2); determination of net income for the period on the accrual basis of accounting; and a form of presentation that is in line with proper business management principles. This enhances the international comparability of financial statements in accordance with IAS, as against financial statements prepared in conformity with local accounting standards.

A cash flow statement and a statement of changes in shareholders' equity are an integral part of financial statements prepared in accordance with IAS.

Dividend payments are not determined or restricted by consolidated financial statements in accordance with IAS. Profit distributions are always made on the basis of the separate financial statements, prepared in accordance with local rules, of the company paying the dividend.

Purely tax-induced values are not allowed in financial statements prepared in accordance with IAS. Tax effects are reflected in the tax expense for the period, including deferred taxes (see 5 below), of the enterprise.

The notes to the financial statements contain disclosures and explanations providing users with relevant information and enabling them to properly assess the development of the enterprise during the reporting period (see 8 below).

2) Formats for the balance sheet and the income statement

International Accounting Standards do not set out compulsory formats for the balance sheet and the income statement. The IAS rules usually contain minimum requirements and leave it to the reporting enterprises to find the formats best suited to the objectives and purposes of presenting information.

An obvious difference between financial statements in accordance with IAS and those pursuant to the Austrian Banking Act is the compact presentation of the balance sheet and the income statement, making them easier to read. This does not result in any loss of information because the disclosure of numerous details, as well as additional breakdowns and explanatory notes which are not given in

(49) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Continued)

respect of financial statements prepared pursuant to the Austrian Commercial Code/Austrian Banking Act, significantly increases the content of information provided to users. Loan loss provisions are presented on the face of the balance sheet, and the net charge for losses on loans and advances is disclosed in the income statement, in addition to further details on credit risk given in the notes. All this provides a considerably improved insight into the bank's credit risk policy.

3) Recognition and valuation principles

Financial reporting under Austrian law is guided by the principles of prudence, especially the principle of recognising possible losses but not anticipating possible gains. This principle is not applicable under the IAS rules.

Specific differences in individual items of the balance sheet and the income statement—in particular, the valuation of financial instruments in accordance with IAS 39, which differs from the method pursuant to Austrian generally accepted accounting principles—are explained in note 2.

4) Consolidated companies

All significant controlled companies must be consolidated in accordance with IAS. In contrast to this, pursuant to Section 30 of the Austrian Banking Act, a controlled credit institution which is not material to the consolidated financial statements must also be consolidated. The provision of Section 30 of the Austrian Banking Act which restricts the group of consolidated companies to near-financial companies is not applied for the purposes of IAS-based consolidated financial statements. Financial companies which are not controlled and in which the ultimate holding company of the Group holds only an indirect majority interest, are not consolidated in accordance with IAS.

Compared with the group of companies to be consolidated under the Austrian Banking Act rules, this leads to numerous differences, resulting from the non-inclusion of several banks and financial institutions because these are not material to the consolidated financial statements, and from the inclusion of controlled real-estate subsidiaries and data-processing subsidiaries of Bank Austria Creditanstalt which meet the materiality criterion. The method used to account for investments in companies in the consolidated financial statements is described in the section dealing with equity interests.

5) Accounting for deferred taxes

Under the IAS rules, differences between tax bases and amounts recognised in the balance sheet in accordance with IAS, if these differences reverse in the future, require the recognition of deferred tax assets or deferred tax liabilities, in the same way as the recognition of current tax losses and tax losses carried forward from previous periods if such tax losses may be expected to be offset in future periods. In contrast to this, under the rules of the Austrian Commercial Code, deferred taxes can arise only from timing differences between accounting profit and taxable profit; only the net amount of deferred tax liabilities, if any, must be recognised in the balance sheet.

The tax expense for the period thus comprises current tax payments made in the period and changes in deferred tax assets and liabilities during the period.

6) Different assumptions used in calculating staff costs arising from pensions and similar obligations

The calculation of pension provisions pursuant to the Austrian Commercial Code is often based on projected benefit valuation methods. IAS 19 requires the application of the projected unit credit method.

(49) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Continued)

The discount rate chosen for discounting the projected benefit obligation under commercial law is often the same as that permitted for tax purposes. In accordance with IAS, the discount rate is determined by reference to long-term market yields on corporate bonds or government bonds.

Moreover, future salary increases resulting from career trends must be taken into account. As the underlying assumptions used for calculation purposes differ, pension provisions set up in accordance with IAS 19 are as a rule significantly higher than those pursuant to the Austrian Commercial Code. Post-employment benefits also include the provision for severance payments.

7) Minority interests held outside the Group are not part of shareholders' equity

In compliance with the IAS rules, interests in the equity of consolidated companies which are not owned, directly or indirectly through subsidiaries, by the parent company are not shown as component of consolidated shareholders' equity but as a separate balance sheet item.

8) More extensive disclosures required in the notes

For the purposes of improving comparability and achieving a fair presentation of the financial position and performance, the IAS rules require detailed information and disclosures to be given in the notes to the financial statements. Information to be presented as part of financial statements in accordance with IAS includes, for example, a statement of changes in shareholders' equity, segment reporting, disclosures of the fair values of assets.

(50) Consolidated capital resources and regulatory capital requirements

The following tables show the capital requirements for the Bank Austria Creditanstalt group of credit institutions pursuant to Section 30 of the Austrian Banking Act as at the balance sheet date of 2002 and

(50) Consolidated capital resources and regulatory capital requirements (Continued)

2001, as well as the various components of Bank Austria Creditanstalt's capital resources as at the end of 2002 and 2001.

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

	2002	2001
	€ m	
Core capital (Tier 1)	**4,574**	**5,603**
Paid-in capital	*829*	*829*
Capital reserve	*1,489*	*2,153*
Revenue reserve	*416*	*314*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,070*	*1,453*
Untaxed reserves	*163*	*123*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*246*	*1,125*
Fund for general banking risks	—	—
Less intangible assets	*(639)*	*(394)*
Supplementary elements (Tier 2)	**3,549**	**4,076**
Undisclosed reserves	—	—
Supplementary capital	*1,206*	*1,250*
Participation capital	—	—
Revaluation reserve	*56*	*25*
Subordinated capital	*2,287*	*2,801*
Deductions	**(614)**	**(354)**
Net capital resources	**7,509**	**9,325**
Assessment basis (banking book)	**67,160**	**72,003**
Tier 1 capital ratio	6.8%	7.8%
Total capital ratio	11.2%	13.0%
Available Tier 3	**1,548**	**1,784**
Requirement for the trading book and for open foreign exchange positions	434	399
Requirement covered by Tier 3	**434**	**399**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 31 December 2002

Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
		€ m	
0%	36,030	—	—
10%	1,345	135	11
20%	9,914	1,983	158
50%	10,520	5,260	421
100%	52,110	52,110	4,169
Investment certificates	1,193	323	26
ASSETS	**111,112**	**59,811**	**4,785**
Off-balance sheet positions	36,404	7,223	578
Special off-balance sheet positions	64,530	126	10
BANKING BOOK	**212,046**	**67,160**	**5,373**

Concluding Remarks of the Managing Board of Bank Austria Creditanstalt

The Managing Board of Bank Austria Creditanstalt AG has prepared the consolidated financial statements as at 31 December 2002 in accordance with International Accounting Standards (IAS). These consolidated financial statements meet the legal requirements for exemption from the obligation to prepare consolidated financial statements under Austrian law and are consistent with applicable EU rules.

The consolidated financial statements and the management report of the Group contain all required disclosures; in particular, events of special significance which occurred after the end of the financial year and other major circumstances that are significant for the future development of the Group have been appropriately explained.

Vienna, 3 March 2003

The Managing Board

Gerhard Randa
(Chairman)

Karl Samstag
(Deputy Chairman)

Wolfgang Haller

Erich Hampel

Wilhelm Hemetsberger

Friedrich Kadrnoska

Jochen-Michael Speek

Audited Consolidated Financial Statements for the Year Ended 31 December 2001

Note

In these financial statements, "Bank Austria" and "the Bank Austria Creditanstalt Group" refer to the Group. To the extent that information relates to the parent company or its separate financial statements, "Bank Austria AG" is used.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Report of the Auditors

Auditors' report

We have audited the consolidated financial statements prepared by Bank Austria AG as at 31 December 2001, which comprise the balance sheet at 31 December 2001, the income statement, the cash flow statement, the statement of changes in shareholders' equity, and the notes for the financial year beginning on 1 January 2001 and ending on 31 December 2001, as well as the comparative figures for the previous year. The preparation and content of the consolidated financial statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) issued by the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting policies applied and significant estimates made by the Managing Board, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2001 and of the results of its operations and its cash flows for the financial year beginning on 1 January 2001 and ending on 31 December 2001 in accordance with International Accounting Standards (IAS).

Pursuant to Austrian law (Section 59a of the Austrian Banking Act) it is our responsibility to certify that the legal requirements for the preparation of consolidated financial statements and a group management report in accordance with internationally accepted accounting principles have been met, exempting a company from the obligation to prepare consolidated financial statements pursuant to Austrian law. In this respect, we report as follows:

We certify that the consolidated financial statements and the management report of the Group are consistent with Council Directives 83/349/EEC and 86/635/EEC on consolidated accounts (of banks). The required explanatory notes on accounting policies and consolidation methods which differ from Austrian law are contained, and the overall presentation of the consolidated financial statements and of the management report of the Group is equivalent to the presentation pursuant to the Austrian Commercial Code and the Austrian Banking Act. Thus the legal requirements for the preparation of consolidated financial statements and a group management report in accordance with internationally accepted accounting principles have been met, exempting Bank Austria from the obligation to prepare consolidated financial statements pursuant to Austrian law. The management report of the Group for 2001 is consistent with the consolidated financial statements.

Vienna, 11 March 2002

Savings Bank Auditing Association
Auditing Board

Klaus Goschler **Wolfgang Riedl**

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Gottwald Kranebitter **Martin Wagner**

Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Philip Göth **Harald Breit**

Consolidated Financial Statements of Bank Austria for 2001

Income statement of the Bank Austria Creditanstalt Group for the year ended 31 December 2001

	Notes	2001	2000	Change	
		€ m	€ m	€ m	in %
Interest income		8,190	8,670	(480)	(5.5)
Interest expenses		5,518	6,430	(912)	(14.2)
Net interest income	(2)	2,672	2,240	432	19.3
Losses on loans and advances	(3)	703	666	38	5.6
Net interest income after losses on loans and advances		**1,969**	**1,575**	**395**	**25.1**
Fee and commission income		1,376	1,118	258	23.1
Fee and commission expenses		316	257	59	23.1
Net fee and commission income	(4)	1,061	862	199	23.1
Net trading result	(5)	261	137	124	90.8
General administrative expenses	(6)	2,773	2,159	614	28.4
Balance of other operating income and expenses	(7)	34	(57)	91	>(100)
OPERATING PROFIT		**552**	**357**	**195**	**54.7**
Net income from investments	(8)	187	334	(147)	(44.1)
Amortisation of goodwill	(9)	73	30	43	>100
Balance of other income and expenses		(10)	1	(11)	>(100)
Profit from ordinary activities		**655**	**662**	**(7)**	**(1.0)**
Balance of extraordinary income and expenses		—	—	—	—
NET INCOME BEFORE TAXES		**655**	**662**	**(7)**	**(1.0)**
Taxes on income	(10)	(98)	(47)	(51)	>100
Net income		**557**	**615**	**(58)**	**(9.4)**
Minority interests		74	23	51	>100
CONSOLIDATED NET INCOME		**483**	**592**	**(109)**	**(18.4)**

Key figures

		2001	2000
Cost/income ratio		68.8%	66.7%(*)
Return on equity after taxes		10.2%	13.1%
Earnings per share (in €)	(11)	4.24	5.17

(*) 67.9% pursuant to the definition for 2001.

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2001

	Notes	31 Dec. 2001	31 Dec. 2000	Change	
		€ m	€ m	€ m	in %
Assets					
Cash and balances with central banks		3,428	1,623	1,804	>100
Loans and advances to, and placements with, banks	(12)	42,596	39,417	3,179	8.1
Loans and advances to customers	(12)	78,583	82,320	(3,737)	(4.5)
—Loan loss provisions	(13)	(3,425)	(2,856)	(569)	19.9
Trading assets	(14)	13,735	14,256	(520)	(3.7)
Investments	(15)	17,819	26,182	(8,363)	(31.9)
Intangible assets	(16)	1,045	642	403	62.7
Property and equipment	(16)	1,308	1,248	60	4.8
Other assets	(17)	4,508	2,188	2,321	>100
TOTAL ASSETS		**159,597**	**165,019**	**(5,422)**	**(3.3)**
Liabilities and shareholders' equity					
Amounts owed to banks	(18)	48,352	59,105	(10,753)	(18.2)
Amounts owed to customers	(18)	59,962	53,047	6,915	13.0
Liabilities evidenced by certificates	(19)	23,186	31,283	(8,097)	(25.9)
Trading liabilities	(20)	7,122	5,294	1,828	34.5
Provisions	(21)	3,251	2,972	279	9.4
Other liabilities	(22)	4,420	3,005	1,415	47.1
Subordinated capital	(23)	7,232	5,030	2,202	43.8
Minority interests		1,196	669	527	78.7
Shareholders' equity		4,875	4,615	260	5.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**159,597**	**165,019**	**(5,422)**	**(3.3)**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

		Subscribed capital(*)	Capital reserves(*)	Retained earnings	Share-holders' equity
			€ m		
As at 31 December 1999		**847**	**1,989**	**1,605**	**4,441**
Consolidated net income				592	592
Dividend payment				(114)	(114)
Foreign currency translation reserve	(1)			(101)	(101)
Conversion and redemption of participation certificates		(8)	(9)	(23)	(40)
Share buyback		(10)	10	(74)	(74)
Spin-off into Bank Austria Holding			182	(199)	(17)
Other changes				(72)	(72)
As at 31 December 2000		**829**	**2,172**	**1,614**	**4,615**

		Subscribed capital(*)	Capital reserves(*)	Retained earnings	Revaluation reserves in accordance with IAS 39	Share-holders' equity
			€ m			
As at 31 December 2000 (before application of IAS 39)		**829**	**2,172**	**1,614**		**4,615**
Adjustment for application of IAS 39	(2)				(121)	(121)
As at 1 January 2001 (after application of IAS 39)		**829**	**2,172**	**1,614**	**(121)**	**4,494**
Consolidated net income				483		483
Dividend payment				(116)		(116)
Foreign currency translation reserve	(1)			180		180
Gains and losses recognised directly in equity in accordance with IAS 39					(158)	(158)
Other changes			5	(13)		(8)
As at 31 December 2001	(3)	**829**	**2,177**	**2,148**	**(279)**	**4,875**

(*) Subscribed capital and capital reserves as shown in the separate financial statements of Bank Austria AG.

(1) Including hedges of net investment in foreign entities.

(2) Remeasurement of available-for-sale assets resulted in a gain of € 23 m, remeasurement of cash flow hedges resulted in a loss of € 144 m, both recognised directly in equity.

(3) On the balance sheet date, the available-for-sale reserve amounted to € (120) m (after adjustment for deferred taxes of € 62 m) and the cash flow hedge reserve was € (159) m (after adjustment for deferred taxes of € 82 m).

Cash flow statement

	2001	2000
	€ m	
NET INCOME	**557**	**615**
Non-cash items included in net income, and adjustments to reconcile net income to cash flows from operating activities		
Depreciation, amortisation, losses on loans and advances, and changes in fair values	1,162	1,072
Increase in provisions	255	185
Increase/decrease in other non-cash items	218	(114)
Gains/losses on disposals of intangible assets, property and equipment, and investments	(231)	(387)
SUB-TOTAL	**1,961**	**1,371**
Increase/decrease in operating assets and liabilities after adjustment for non-cash components		
Trading assets	(5,155)	(4,162)
Loans and advances	(11,655)	(13,543)
Other assets	(5,017)	82
Amounts owed to banks and customers	8,252	10,629
Liabilities evidenced by certificates	3,413	6,111
Other liabilities	5,409	370
CASH FLOWS FROM OPERATING ACTIVITIES	**(2,791)**	**858**
Proceeds from disposal of		
investments	6,910	6,328
property and equipment	177	195
Payments for purchases of		
investments	(4,155)	(7,670)
property and equipment	(865)	(320)
Net inflow from transfers of regional operations (€ 117 m from sales, € 477 m from purchases)	594	274
Other changes	(112)	(124)
CASH FLOWS FROM INVESTING ACTIVITIES	**2,550**	**(1,317)**
Proceeds from conversion of participation certificates	—	4
Share buyback, redemption of participation certificates, dividends paid	(116)	(232)
Subordinated liabilities and other financing activities	2,133	1,464
CASH FLOWS FROM FINANCING ACTIVITIES	**2,017**	**1,236**
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**1,623**	**848**
Cash flows from operating activities	(2,791)	858
Cash flows from investing activities	2,550	(1,317)
Cash flows from financing activities	2,017	1,236
Effects of exchange rate changes	29	(2)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**3,428**	**1,623**
PAYMENTS FOR TAXES, INTEREST AND DIVIDENDS		
Income taxes paid	120	41
Interest received	8,136	7,591
Interest paid	(5,588)	(5,829)
Dividends received	143	240

Notes to the Consolidated Financial Statements of Bank Austria

(1) Summary of significant accounting principles

The 2001 consolidated financial statements of Bank Austria have been prepared in accordance with International Accounting Standards (IAS). Under the division of responsibilities pursuant to the Bank of the Regions Agreement with Bayerische Hypo- und Vereinsbank AG, Munich, (hereinafter referred to as HypoVereinsbank or HVB), Bank Austria has taken over HVB's activities in Central and Eastern Europe and, in turn, transferred to HVB the major part of its own activities outside CEE. To make data comparable to some extent with the previous year's figures, and to enable users to properly assess the development of the Bank Austria Creditanstalt Group in 2001, a pro-forma presentation as at year-end 2000 of the Bank Austria Creditanstalt Group in the new Group structure is presented on page F-63.

Unless indicated otherwise, all figures are in millions of euros (€).

IASs applied

All IASs published by the IASC (now: IASB) as International Accounting Standards until the end of 2001 have been applied in preparing these consolidated financial statements. The comparative figures for the previous year are also based on these standards, with the exception of IAS 39 and IAS 40, both of which became operative for financial statements covering financial years beginning on or after 1 January 2001.

Interpretations SIC 1 to SIC 31 issued by the Standing Interpretations Committee (SIC) have also been taken into account.

The consolidated financial statements of Bank Austria presented in accordance with IAS are based on the separate financial statements of all consolidated companies, which have been prepared in accordance with IAS on a uniform Group-wide basis.

Material differences between IAS rules and Austrian generally accepted accounting principles in reporting specific items of the balance sheet and the income statement are explained in the notes to the relevant items or in the description of the principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles in note 46.

Changes in accounting principles

Changes resulting from IAS 39

International Accounting Standard (IAS) 39 contains rules for recognising and measuring financial instruments. IAS 39 requires all financial assets and liabilities, including derivatives, to be recognised in the balance sheet. They must be classified into defined categories and measured according to the rules applicable to each category. When IAS 39 was initially applied at the beginning of the financial year, adjustments to carrying amounts in the balance sheet were recognised directly in equity with no effect on net income.

As before, all items held for trading (including derivatives and trading liabilities) are carried at their fair values, with gains or losses on such items being included in net income.

Loans and receivables originated by Bank Austria and liabilities continue to be carried at amortised cost. Spot purchases of financial assets are recognised on the trade date.

Held-to-maturity investments are carried at amortised cost and adjusted to the repayable amounts until final maturity. On the balance sheet, this part of Bank Austria's fixed-income securities portfolio is included in the item Investments.

Securities and receivables which are not held for trading and are available for sale form a separate category of financial instruments. For the purpose of determining fair values in customer business, the present value is calculated by discounting future cash flows from the asset, using the current swap interest rate curve in the respective currency. Changes in fair value resulting from remeasurement are recognised in a separate sub-item of shareholders' equity (available-for-sale reserve), with no effect on

(1) Summary of significant accounting principles (Continued)

net income, until the asset is sold. As there is no reliable valuation model for determining the fair values of shares and profit-sharing rights in unlisted companies, such assets continue to be carried at cost.

Derivatives

Financial derivatives not held for trading are recognised in the balance sheet at their fair values for the first time. Changes in fair value in the financial year are included in net income. Exceptions are those derivatives, described in more detail below, which are designated as hedging instruments in cash flow hedges.

Bank Austria accounts for hedging relationships between financial instruments in the two ways set out in IAS 39: as cash flow hedges or as fair value hedges.

Hedge accounting in accordance with IAS 39 requires an interpretation of the Standard which takes account of the economic substance of transactions in order to avoid inappropriate recognition in the balance sheet and in the income statement, and to avoid abandoning essential elements of Bank Austria's modern risk management system.

A fair value hedge—defined in IAS 39 as a hedge of the exposure to changes in fair value of a recognised asset or liability—is used by Bank Austria especially for its own issues. Changes in the fair values of derivatives designated as hedging instruments are included in net income. The carrying amounts of hedged items are adjusted for gains or losses, and these adjustments are also recognised in net income, to the extent that the gains or losses are attributable to the hedged risk.

Derivatives designated as hedges of interest rate risk within the framework of Bank Austria's asset-liability management activities are accounted for as cash flow hedges in accordance with IAS 39. For the purpose of cash flow hedge accounting in accordance with IAS 39, variable-rate interest payments on variable-rate assets or liabilities are swapped for fixed-rate interest payments primarily by means of interest rate swaps. To document hedging relationships, Bank Austria has prepared a detailed schedule which, as at the end of each quarter and as at the balance sheet date, shows the balance sheet items with future cash flows in the form of variable-rate interest payments on variable-rate assets and liabilities to be hedged, and the relevant interest rate derivatives with variable-rate interest payments.

Changes in the fair values of derivatives designated as hedging instruments, to the extent that hedging effectiveness is within the range defined in IAS 39, are recognised in a separate sub-item of shareholders' equity (cash flow hedge reserve) with no effect of net income. The cash flow hedge reserve will be released through the income statement in those periods in which the cash flows from the hedged items are recognised in net income for the period.

Changes resulting from IAS 40

In accordance with IAS 40, Bank Austria has reclassified land and buildings held as investment property to earn rental income and/or for capital appreciation from the item Property and equipment to the item Investments. Rental income from investments is included in net interest income, as is interest paid on related funding. All other expenses and income arising from land and buildings not used for Bank Austria's own purposes are now recognised in net income from investments; such expenses and income were previously accounted for as other operating expenses and income or as general administrative expenses. The figures for the previous year were not adjusted because of insignificance of the amounts.

Foreign currency translation

Balance sheet values denominated in foreign currencies are translated at the mean spot exchange rate, and forward foreign exchange transactions at the mean forward rate prevailing at the balance sheet date.

(1) Summary of significant accounting principles (Continued)

Financial statements of foreign operations in foreign currency are translated into euro at the spot exchange rate at the balance sheet date (closing rate method). Exchange differences and the effective portions of exchange rate hedges are recognised in equity with no effect on net income.

Consolidated companies and consolidation methods

All companies that are material and are directly or indirectly controlled by Bank Austria AG have been consolidated in the consolidated financial statements.

Interests in associated financial companies which are material, i.e. companies which are not indirectly or directly controlled by Bank Austria AG but in which it can exercise a significant influence, are accounted for under the equity method.

Shares in all other companies are classified as available for sale and recognised at their fair values, to the extent that fair value is reliably measurable. Changes in value are thus directly recognised in equity. To the extent that fair value cannot be reliably determined, shares are carried at amortised cost. In the case of a permanent impairment, a write-down is made which is reversed when the circumstances that led to such write-down cease to exist.

The method of inclusion in the consolidated financial statements can be ascertained on the basis of the list of significant equity interests given in note 34.

The sale of Lenzing AG, which had been contractually agreed in February 2001, could not be effected as planned because it was not approved by the European cartel authorities. As a result of this decision, and in conformity with Bank Austria's strategy of focusing on its core competencies, Lenzing AG was transferred to a subsidiary of a foundation which is independent of Bank Austria, in exchange for profit-sharing rights.

The Group holds a majority interest in Informations-Technologie Austria Ges.m.b.H., Vienna. As a result of agreements with shareholders outside the Group, the company is not controlled by Bank Austria AG and has therefore not been consolidated.

RINGTURM Kapitalanlagegesellschaft m.b.H., Vienna, in which a minority interest is held, is a controlled company on the basis of agreements and has thus been consolidated.

Compared with the group of companies consolidated in the 2000 consolidated financial statements of Bank Austria, there have been the following changes:

a) Consolidated companies

Under the Bank of the Regions Agreement, the following subsidiaries were transferred to HVB and have thus been excluded from consolidation in the consolidated financial statements of Bank Austria:

- CB Bank Austria Creditanstalt (Russia) ZAO, Moscow
- BA/CA Asia Ltd., Central Hong Kong
- Bank Austria Creditanstalt American LLC, New York
- Bank Austria Creditanstalt Deutschland AG, Munich
- BA/CA Capital Management Ltd., Central Hong Kong

The following subsidiaries of HVB were transferred to Bank Austria and have thus been consolidated for the first time in the 2001 consolidated financial statements of Bank Austria with effect from 1 January 2001:

- SKWB Schoellerbank Aktiengesellschaft, Vienna
- HypoVereinsbank (CZ) a.s., Prague
- HypoVereinsbank Hungaria Rt., Budapest

(1) Summary of significant accounting principles (Continued)

- HypoVereinsbank Slovakia a.s., Bratislava
- Bank Przemyslowo-Handlowy PBK S.A., Kraków
- HypoVereinsbank Bank Hipoteczny S.A., Warsaw

JSCB HVB Bank Ukraine, Kiev, has been excluded from consolidation because it is not material to the consolidated financial statements.

Bank Austria's subsidiaries in Poland, the Czech Republic and Hungary, which were consolidated in the 2000 consolidated financial statements, were merged with the local subsidiaries of HVB and are now operating under new names.

MEH Vermögensverwaltung GmbH, Vienna, and Z.E.H. Vermögensverwaltung GmbH, Vienna, are no longer consolidated companies because they have merged with Bank Austria. CA Wohnbank AG, Vienna, is no longer a consolidated company because it has merged with Bank Austria Wohnbaubank AG, Vienna, to form Bank Austria Creditanstalt Wohnbaubank AG, Vienna.

BA/CA Export Finance Ltd., London, was included in the consolidated financial statements as at 1 January 2001. Bank Austria Creditanstalt Switzerland was sold in the first quarter of 2001. As the Internet activities of the Bank Austria Creditanstalt Group were restructured, the business operated by CAIBON was discontinued and the company has thus been excluded from consolidation.

Reconciliation of the Bank Austria Creditanstalt Group's 2000 balance sheet to a pro-forma balance sheet as at 1 January 2001

	Bank Austria Group 31 Dec. 2000	Adjustment to HVB	Transfers of regional operations		IAS 39 Revaluation Reclassification	Pro-forma balance sheet at 1 Jan. 2001
			Additions	Disposals		
			€ m			
Assets						
Cash and balances with central banks	1,623	—	707	45	(115)	2,170
Loans and advances to, and placements with, banks	39,417	—	2,517	(103)	(130)	41,906
Loans and advances to customers	82,320	—	5,183	7,623	6	79,886
—Loan loss provisions	(2,856)	(97)	(301)	(424)	—	(2,830)
Trading assets	14,256	—	658	8,144	2,581	9,350
Other current financial assets	3,751	(3,751)	—	—	—	—
Investments	22,431	3,358	1,277	4,822	(2,240)	20,004
Intangible assets	642	—	486	20	—	1,108
Property and equipment	1,248	393	214	108	—	1,746
Other assets	2,188	—	192	2,044	1,333	1,669
TOTAL ASSETS	**165,019**	**(97)**	**10,933**	**22,279**	**1,434**	**155,010**
Liabilities and shareholders' equity						
Amounts owed to banks	59,105	—	2,365	11,018	—	50,453
Amounts owed to customers	53,047	—	5,897	3,328	41	55,657
Liabilities evidenced by certificates	31,283	—	682	3,821	(4)	28,139
Provisions	2,972	(97)	86	18	—	2,943
Other liabilities	8,299	—	1,389	4,045	1,369	7,012
Subordinated capital	5,030	—	60	50	149	5,190
Minority interests	669	—	454	—	—	1,123
Shareholders' equity	4,615	—	—	—	(121)	4,494
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**165,019**	**(97)**	**10,933**	**22,279**	**1,434**	**155,010**

(1) Summary of significant accounting principles (Continued)

The item Other liabilities includes the balance of the net purchase price of additions and the net sales proceeds from disposals.

b) Companies valued at equity

Bank für Kärnten und Steiermark AG, Klagenfurt, Bank für Tirol und Vorarlberg AG, Innsbruck, and Oberbank AG, Linz, were excluded from the group of companies accounted for under the equity method as at 31 December 2001 because, with effect from 31 December 2001, the interests in these three companies were transferred to a subsidiary of a foundation which is independent of Bank Austria, in exchange for equity shares. Banco BBA-Creditanstalt S.A., São Paulo, was also excluded because the interest in the company was transferred to HVB.

Business combinations

When a subsidiary is acquired, its assets and liabilities measured at their fair values are offset against the cost of acquisition. The difference is recognised in the balance sheet as goodwill and amortised over its estimated useful life on a straight-line basis over a period of 15 to 20 years.

For all equity interests acquired after 1 January 1995, goodwill has been calculated using the method described above, recognised as an asset and amortised. Goodwill arising on acquisitions before that date has been offset against retained earnings in accordance with IAS 22.

The capital of foreign subsidiaries has been translated using the exchange rate prevailing at the date of acquisition. Gains and losses arising on the foreign currency translation of shareholders' equity are offset against retained earnings. The effect is shown in the statement of changes in consolidated shareholders' equity.

Consolidation procedures

Intragroup receivables, liabilities, expenses and income are eliminated unless they are of minor significance. Intragroup profits are also eliminated.

Leasing

As a lessor, Bank Austria recognises the present value of future payments under a finance lease as a receivable stated as loans and advances. In the case of operating leases, the relevant assets are included in property and equipment.

Loans and advances

Loans and advances originated by Bank Austria are carried in the balance sheet at their gross amounts, i.e. before deduction of provisions, including accrued interest. Interest is accrued only to the extent that interest is expected to be received. If such loans and advances are the hedged items of a fair value hedge, the carrying amount of the hedged item is adjusted for the gain or loss attributable to the hedged risk. Amounts of premiums or discounts are accounted for on the accrual basis.

Loans and advances classified as available for sale are carried at their fair values.

Loan loss provisions

The item Loan loss provisions shows the total amount of provisions made for losses on loans and advances in the form of specific provisions (including flat-rate specific provisions) and other provisions. Loan loss provisions are made on the basis of estimates of future loan losses and interest rebates.

Trading assets

Trading assets, i.e. securities held for trading and positive market values on derivative financial instruments which are part of the trading book, are recognised at their fair values. To determine fair value,

(1) Summary of significant accounting principles (Continued)

market prices and market-related valuations (Bloomberg, Reuters, Telerate,...) are used. Where such prices or valuations are not available, internal prices based on present value calculations or option pricing models are applied.

Netting is performed only to the extent that there is an enforceable netting right and this reflects the actually expected future cash flows under the transaction.

Investments

Assets carried as investments are classified as held to maturity or available for sale. Held-to-maturity investments are carried at amortised cost. A held-to-maturity investment is impaired if its carrying amount is greater than its recoverable amount. Such an impairment is recognised in net income. Shares in companies which are neither consolidated nor accounted for under the equity method, are classified as available for sale.

Available-for-sale financial assets are carried at their fair values, to the extent that fair value can be determined. Changes in value other than those resulting from an impairment are recognised directly in the available-for-sale reserve in equity with no effect on net income until such asset is sold.

Intangible assets, property and equipment

Property and equipment as well as intangible assets are carried at cost less depreciation and/or amortisation. Any impairments are recognised in income. When the circumstances that led to such an impairment cease to exist, a reversal of the impairment loss is made.

Assets are depreciated on a straight-line basis over their estimated useful lives. At Bank Austria, depreciation and amortisation is calculated on the basis of the following average useful lives of property and equipment and intangible assets:

- buildings used for banking operations: 25-50 years
- office furniture and equipment: 4-15 years
- software: 4-6 years
- goodwill: 15-20 years

Other assets

The principal components of this item are receivables not relating to the banking business (mainly accounts receivable from deliveries of goods and the performance of services), tax claims, positive market values on derivative financial instruments not included in the trading book (exclusively held for hedging purposes), and deferred taxes.

Deferred taxes

Taxes on income are recognised and calculated in accordance with IAS 12 under the balance sheet liability method. At any taxable entity, the calculation is based on the tax rates that are expected to apply to the period in which the deferred tax asset or liability will reverse.

Deferred tax assets and liabilities are calculated on the basis of the difference between the carrying amount of an asset or a liability recognised in the balance sheet and its respective tax base. This will probably increase or decrease the income tax charge in the future (temporary differences). Deferred tax assets are recognised for tax losses carried forward if it is probable that future taxable profits will be available at the same taxable entity. Deferred tax assets and liabilities are not discounted.

The tax expense included in the determination of net income is recognised in the item Taxes on income in the consolidated income statement. In the notes, tax expense is broken down into current and deferred income tax expense. Taxes other than those on income are included in the item Balance of other operating income and expenses.

(1) Summary of significant accounting principles (Continued)

Trading liabilities

This item includes in particular negative market values on derivative financial instruments held in the trading portfolio.

Liabilities

All liabilities are stated at their nominal amounts.

In the case of liabilities evidenced by certificates, any difference between the issue price and the amount repayable is amortised over the period to maturity.

The dividend proposed at the Annual General Meeting is not included in the liabilities.

Provisions

A provision is recognised only if there is a legal or constructive obligation towards a third party outside the Group and a reliable estimate can be made of the amount of the obligation.

Provisions for post-employment benefits (severance payments and retirement benefits)

Provisions for post-employment benefits are recognised using the projected unit credit method in accordance with IAS 19.

If rights to benefits are secured by defined-contribution plans, no provisions are made. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense in the current period. There are no obligations going beyond that.

Under a commitment to provide defined benefits, Bank Austria continues to recognise a pension provision for the rights of retired employees and—as a special feature of Bank Austria AG's staff regulations—for the future benefits, equivalent to those under mandatory insurance, earned by active employees for whom Bank Austria AG has assumed the obligations of the mandatory pension insurance scheme pursuant to Section 5 of the Austrian General Social Insurance Act (ASVG). Disability risk as determined remains covered by the provision, allowance being made for benefits from the pension funds.

The pension obligations arising from commitments made by Group companies and existing at the balance sheet date were determined—with due regard to existing internal service regulations within the companies—on the basis of the following actuarial assumptions:

- discount rate: 6%
- salary increases under collective bargaining agreements: 2% p.a.
- career trends: 0.25%-0.5% p.a.
- regular salary increases under Bank Austria's remuneration system
- AVÖ 1999-P statistical tables (for salaried staff)

There were no changes compared with the previous year.

Minority interests

The amount of minority interests is calculated in proportion to the interests of minority shareholders in the net assets.

Shareholders' equity

Shareholders' equity is composed of paid-in capital, i.e. capital made available to the company by shareholders (subscribed capital plus capital reserves), and earned capital (revenue reserves, reserves pursuant to Section 23 (6) of the Austrian Banking Act, reserves for own shares, revaluation reserve, net

(1) Summary of significant accounting principles (Continued)

income; excluding distributions in previous periods). This item also includes gains and losses on available-for-sale financial assets (available-for-sale reserve), which are recognised in equity for the first time this year, and those components of hedge accounting in accordance with IAS 39 which are not included in net income (cash flow hedge reserve), after adjustment for deferred taxes.

Other liabilities

This item includes in particular negative market values on derivative instruments which are not part of the trading portfolio and are exclusively used for hedging purposes. The item includes those accrued liabilities for which the amount and the timing is uncertain, but the probability of occurrence is higher than for provisions.

Net interest income

Interest income is accrued as long as such income is expected to be recoverable. Income mainly received as payment for the use of capital (usually calculated, like interest, on the basis of a specific term or on the amount receivable) is included in income similar to interest. Income from equity interests and from property rented to third parties is also included in this item.

The same principles apply to the recognition of interest expenses.

Losses on loans and advances

This item includes additions to provisions for losses on loans and advances, and income from the release of loan loss provisions as well as recoveries of loans and advances previously written off.

Net fee and commission income

Net fee and commission income comprises income from services provided against fees and commissions as well as expenses incurred for services provided by third parties and related to the Group's fee-earning business.

Net trading result

In addition to the realised and unrealised results from the valuation of trading positions using the mark-to-market method, the net trading result from equity-related business also includes dividend income and funding costs relating to shares held for trading, as well as accrued interest and funding costs relating to other trading assets.

Notes to the income statement

Under the Bank of the Regions Agreement, the Bank Austria Creditanstalt Group focuses on Austria and the CEE countries. On the basis of the agreement, the Bank Austria Creditanstalt Group took over HVB's subsidiaries in the CEE countries and transferred to HVB its own foreign branches and foreign subsidiaries outside the CEE region. This material structural change is reflected in the balance sheet and in the income statement of the Bank Austria Creditanstalt Group.

Notes to the income statement

(2) Net interest income

	2001	2000
	€ m	
Interest income from loans and advances to banks and customers	6,548	6,091
Interest income from bonds and other fixed-income securities	1,129	1,930
Interest income from leasing transactions	203	193
Share of net income of companies accounted for under the equity method	56	177
Other income similar to interest	254	279
INTEREST AND SIMILAR INCOME	**8,190**	**8,670**
Interest expenses for amounts owed to banks and customers	4,161	4,601
Interest expenses for liabilities evidenced by certificates	1,351	1,809
Other expenses similar to interest	5	20
INTEREST AND SIMILAR EXPENSES	**5,518**	**6,430**
NET INTEREST INCOME	**2,672**	**2,240**

(3) Losses on loans and advances

	2001	2000
	€ m	
Direct write-offs of, and provisions for, loans and advances to banks and customers	1,222	991
Release of provisions for loans and advances to banks and customers	(467)	(249)
Recoveries of loans and advances previously written off	(38)	(76)
Allocation to provisions for contingent liabilities and commitments	48	46
Release of provisions for contingent liabilities and commitments	(62)	(44)
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES*	**703**	**668**

* Details are given in the Risk Report in note 38.

(4) Net fee and commission income

	2001	2000
	€ m	
Payment transactions	366	272
Securities business	243	273
Foreign exchange, foreign notes and coin, and precious metals transactions	242	134
Lending business	132	126
Other services and advisory business	77	56
NET FEE AND COMMISSION INCOME	**1,061**	**862**

(5) Net trading result

	2001	2000
	€ m	
Equity-related transactions	(27)	4
Currency-related transactions	164	95
Interest rate-related transactions	125	38
NET TRADING RESULT	**261**	**137**

(6) General administrative expenses

	2001	2000
	€ m	
Wages and salaries	1,011	842
Statutory social-security contributions	180	167
Other employee benefits	26	25
Expenses for severance payments and retirement benefits	270	207
Staff costs	**1,487**	**1,242**
Other administrative expenses	**1,049**	**782**
Depreciation and amortisation	**237**	**135**
on property and equipment	*183*	*110*
on intangible assets excluding goodwill	*54*	*25*
GENERAL ADMINISTRATIVE EXPENSES	**2,773**	**2,159**

Amortisation of goodwill which is included in the balance sheet item Intangible assets is reflected in the item Amortisation of goodwill (see note 9).

(7) Balance of other operating income and expenses

	2001	2000
	€ m	
Other operating income	487	103
Other operating expenses	453	160
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**34**	**(57)**

The balance of other operating income and expenses includes gains of € 204 m, and losses of € 175 m, on sales of consolidated subsidiaries which were effected as part of the transfers of regional operations.

(8) Net income from investments

Included in the net figure is an amount of € 187 m resulting from the transfer of ordinary shares previously held by the Bank Austria Creditanstalt Group in Bank für Kärnten und Steiermark AG, Klagenfurt, in Bank für Tirol und Vorarlberg AG, Innsbruck, and in Oberbank AG, Linz, to a subsidiary of a foundation independent of the bank in return for equity shares.

About € 71 m was realised from sales of other equity interests (to subsidiaries of the foundation). Also included in net income from investments is an amount of € 44 m representing losses on sales resulting from the transfers of regional operations.

(9) Amortisation of goodwill

Amortisation of goodwill includes regular amortisation in the amount of € 53 m—an increase over the previous year due to additions resulting from the transfer of HVB units in Central and Eastern Europe—and special amortisation in the amount of € 20 m; the latter reduced the net income from the transfer of the three Austrian regional banks to the subsidiary of the independent foundation referred to above.

(10) Taxes on income

	2001	2000
	€ m	
Current income tax expense	120	41
of which: abroad	*108*	*17*
of which: Austria	*12*	*24*
Deferred income tax expense (+) / income (-)	(22)	6
Taxes on income	**98**	**47**

	2001	2000
	€ m	
Net income before taxes	655	662
Computed income tax expense (34%)	**223**	**225**
Tax arising from non-deductible expenses	68	7
Tax saving from use of foreign tax rates	(36)	(28)
Tax saving on tax-exempt income from equity interests	(51)	(81)
Tax saving on other tax-exempt income	(178)	(58)
Tax saving on net income from companies accounted for under the equity method	(11)	(43)
Tax arising from non-deductible amortisation of goodwill	23	16
Tax saving on investment incentives	(10)	(11)
Tax credits from previous years	(2)	(8)
Changes in the extent to which tax losses carried forward can be utilised	66	30
Other tax effects	6	(2)
Reported tax expense (+) / income (-)	**98**	**47**

In the financial year, no income taxes arose in connection with extraordinary transactions. As a result of the acquisition of companies, the exclusion of companies from consolidation, changes in exchange rates used for currency translation, and changes in the available-for-sale reserve and the cash flow hedge reserve, the change in deferred taxes does not correspond to the expense.

The assets include deferred tax assets arising from the carryforward of unused tax losses in the amount of € 319 m (2000: € 212 m). Most of the tax losses carried forward can be carried forward without time restriction.

In respect of tax losses carried forward in the amount of € 615 m (2000: € 663 m), no deferred tax asset was recognised because, from a current perspective, a tax benefit will probably not be realisable within a reasonable period. Information in future business years may require an adjustment to deferred tax assets.

(11) Earnings per share

	2001	2000
Number of shares as at 31 December	114,000,000	114,000,000
Average number of shares outstanding	114,000,000	114,443,296
Net income adjusted for minority interests in €	483,388,000	591,809,000
Earnings per share in €	4.24	5.17

During the reporting period, no financial instruments were outstanding which could have a dilutive effect on the ordinary shares. Therefore basic earnings per share equal diluted earnings per share.

Notes to the balance sheet

The changes in balance sheet figures compared with the previous year are partly due to structural changes resulting from the implementation of the Bank of the Regions Agreement.

(12) Loans and advances to banks and customers

Breakdown by product

	2001	2000
	€ m	
Money market placements with banks	28,318	30,275
Loans to banks	8,364	3,636
Mortgage loans	4,650	4,356
Loans to local authorities	5,423	5,366
Leasing receivables	3,298	2,844
Export loans	7,581	8,300
Other loans and advances to customers	63,545	66,960
of which: acquired loans and advances (held to maturity)	*1,795*	—
LOANS AND ADVANCES TO BANKS AND CUSTOMERS	**121,178**	**121,737**

Breakdown by region

	2001	2000
	€ m	
Austria	**57,791**	**56,811**
Abroad	**63,387**	**64,926**
of which: Central and Eastern Europe	*20,839*	*13,134*
of which: North America	*5,409*	*14,135*
TOTAL	**121,178**	**121,737**

Breakdown by remaining maturity

	Repayable on demand	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
			€ m			
Loans and advances to, and placements with, banks	1,336	20,910	9,041	7,953	3,354	42,596
Loans and advances to customers	9,922	8,977	6,684	13,809	39,190	78,583
LOANS AND ADVANCES TO BANKS AND CUSTOMERS—2001	**11,258**	**29,888**	**15,726**	**21,763**	**42,544**	**121,178**
Loans and advances to, and placements with, banks	1,009	18,246	14,410	2,913	2,839	39,417
Loans and advances to customers	10,694	8,789	8,178	18,373	36,286	82,320
LOANS AND ADVANCES TO BANKS AND CUSTOMERS—2000	**11,704**	**27,035**	**22,588**	**21,286**	**39,124**	**121,737**

Leasing business

	2001	2000
	€ m	
Total gross investment	3,875	3,803
Unearned finance income	(578)	(959)
Total net investment	3,298	2,844
Unguaranteed residual values	1,163	989

Notes to the Consolidated Financial Statements of Bank Austria (Continued)

(12) Loans and advances to banks and customers (Continued)

New leasing business stated at cost developed as follows:

	2001	2000
	€ m	
Austrian leasing business	**450**	**695**
of which: real estate	*256*	*396*
of which: equipment	*194*	*299*
International leasing business	**448**	**179**

(13) Loan loss provisions

	for loans and advances to, and placements with, banks		for loans and advances to customers		for other lending business		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
	€ m							
At beginning of reporting year	48	74	2,808	2,274	97	88	2,953	2,436
Allocation	24	13	1,198	977	48	46	1,270	1,036
Release	(6)	(8)	(461)	(241)	(62)	(44)	(529)	(293)
Use	(7)	(8)	(437)	(497)	(3)	(4)	(447)	(509)
Exchange differences and other adjustments not reflected in the income statement	12	(24)	149	295	16	12	177	283
At end of reporting year	71	48	3,258	2,808	96	97	3,425	2,953

Provisions of € 97 m were reclassified from the previous year's Other provisions to the item Loan loss provisions.

Breakdown of loan loss provisions by region

	2001	2000
	€ m	
Loan loss provisions as at 31 December	**3,425**	**2,953**
of which: Austria	2,579	2,255
of which: abroad	842	698
of which: Central and Eastern Europe	*836*	*393*
of which: North America	*4*	*96*

(14) Trading assets

	2001	2000
	€ m	
Bonds and other fixed-income securities	4,509	7,217
of which: bonds and other debt securities issued by public borrowers	*330*	*1,987*
of which: bonds and other debt securities issued by other borrowers	*3,694*	*5,118*
of which: own debt securities	*486*	*112*
Shares and other variable-yield securities	1,816	1,209
of which: shares	*150*	*897*
of which: investment certificates	*735*	*293*
of which: other variable-yield securities	*930*	*19*
Positive market values on derivative financial instruments	7,307	5,496
of which: equity derivatives	*23*	*53*
of which: currency derivatives	*1,088*	*1,424*
of which: interest rate derivatives	*6,197*	*4,019*
Other trading assets	103	334
TRADING ASSETS	**13,735**	**14,256**

(15) Investments

	2001	2000
	€ m	
Bonds and other fixed-income securities	11,648	20,085
of which: bonds and other debt securities issued by public borrowers	*6,584*	*9,302*
of which: bonds and other debt securities issued by other borrowers	*4,464*	*10,627*
of which: own debt securities	*599*	*155*
Shares and other variable-yield securities	3,450	3,097
of which: shares	*526*	*494*
of which: investment certificates	*1,423*	*1,142*
of which: other variable-yield securities	*1,501*	*1,461*
Equity interests	1,244	1,447
of which: accounted for under the equity method	*400*	*957*
Shares in unconsolidated subsidiaries	1,040	1,161
Investment property	437	393
INVESTMENTS	**17,819**	**26,182**

	2001
	€ m
Held-to-maturity investments	9,236
of which: bonds and other fixed-income securities	*9,217*
Available-for-sale investments(1)	8,146
of which: shares in unconsolidated subsidiaries	*1,040*
of which: equity interests	*1,244*
of which: bonds and other fixed-income securities(2)	*2,431*
of which: shares and other variable-yield securities(2)	*3,431*
Investment property	437
TOTAL	**17,819**

(1) € 1,810 m of which carried at cost.

(2) These investments are not deemed to be investments as defined in the Austrian Commercial Code/ Austrian Banking Act. This means that only the other items totalling € 11,957 m are included in the following table showing movements in investments as defined in the Austrian Commercial Code/ Austrian Banking Act.

Movements in investments as defined in the Austrian Commercial Code/Austrian Banking Act

	Carrying value 31 Dec. 2000	Acquisition cost 1 Jan. 2001	Changes in group of consolidated companies	Additions	Disposals	Reclassifications	Accumulated depreciation	Changes under IAS 39 without effect on net income	Carrying value 31 Dec. 2001	Write ups(+)/ write downs and depreciation(-) in the financial year
	€ m									
Investments	**22,431**	**23,248**	**(1,295)**	**4,280**	**(5,854)**	**(7,376)**	**(673)**	**(374)**	**11,957**	**(32)**
Bonds and other fixed-income securities	18,038	18,569	(927)	3,019	(5,317)	(5,876)	(232)	(21)	9,217	—
Shares	1,393	1,395	—	11	(29)	(1,167)	(4)	(188)	19	(4)
Equity interests(*)	1,447	1,445	(398)	553	10	(111)	(163)	(92)	1,244	17
Shares in subsidiaries	1,161	1,245	30	696	(518)	(222)	(118)	(74)	1,040	(23)
Properties rented to third parties	393	593	—	—	—	—	(157)	—	437	(23)

(*) Including effect of valuation at equity.

(16) Intangible assets, property and equipment

	2001	2000
	€ m	
Goodwill	844	455
Other intangible assets	201	187
INTANGIBLE ASSETS	**1,045**	**642**

	2001	2000
	€ m	
Land and buildings used for banking operations	555	577
Other land and buildings	240	133
Other property and equipment	512	538
PROPERTY AND EQUIPMENT	**1,308**	**1,248**

Movements in intangible assets and in property and equipment

	Carrying value 31 Dec. 2000	Acquisition cost 1 Jan. 2001	Changes in group of consolidated companies	Additions	Disposals	Reclassifications	Accumulated depreciation	Carrying value 31 Dec. 2001	Write ups(1)/ write downs and depreciation(-) in the financial year
					€ m				
Intangible assets	642	934	8	535	(8)	(2)	(421)	1,045	(128)
Property and equipment	1,248	2,793	144	330	(187)	(443)	(1,331)	1,308	(183)

(17) Other assets

	2001	2000
	€ m	
Other assets	3,267	748
Deferred tax assets	983	502
Prepaid expenses	209	243
Other receivables	48	695
OTHER ASSETS	**4,508**	**2,188**

The increase in the sub-item Other assets is mainly due to positive market values on banking book derivatives designated as hedging instruments.

	2001	2000
	€ m	
Deferred tax assets	664	290
Recognised benefits from unused tax losses carried forward	319	212
DEFERRED TAX ASSETS	**983**	**502**

The net deferred tax asset of € 502 m recognised in the previous year represented the balance of total deferred tax assets of € 669 m and total deferred tax liabilities of € 167 m.

(17) Other assets (Continued)

Deferred tax assets refer to temporary differences in:

	2001	2000
	€ m	
Loans and advances to customers incl. loan loss provisions	105	100
Other assets	117	23
Amounts owed to banks and customers	32	24
Provisions for pensions and severance payments and other provisions	287	345
Other balance sheet items	6	1
Property and equipment	6	4
Investments	110	(38)
Trading assets	1	—
Liabilities evidenced by certificates	—	(2)
DEFERRED TAX ASSETS	**664**	**457**

(18) Amounts owed to banks and customers

Breakdown by product

	2001	2000
	€ m	
Money market deposits by banks	34,814	45,019
Refinanced export loans	9,874	10,245
Savings deposits	16,495	16,174
Sight deposits	16,664	13,663
Time deposits	26,803	23,210
Other amounts owed to banks and customers	3,664	3,841
AMOUNTS OWED TO BANKS AND CUSTOMERS	**108,314**	**112,152**

Breakdown by region

	2001	2000
	€ m	
Austria	**47,403**	**49,510**
Abroad	**60,911**	**62,642**
of which: Central and Eastern Europe	*18,851*	*10,958*
of which: North America	*11,255*	*12,717*
AMOUNTS OWED TO BANKS AND CUSTOMERS	**108,314**	**112,152**

Breakdown by remaining maturity

	Repayable on demand	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
			€ m			
Amounts owed to banks	2,319	31,898	1,677	1,590	10,869	48,352
Amounts owed to customers	16,664	24,301	5,921	6,087	6,989	59,962
Amounts owed to banks and customers—2001	**18,983**	**56,199**	**7,598**	**7,677**	**17,857**	**108,314**
Amounts owed to banks	5,196	40,495	2,888	1,418	9,109	59,105
Amounts owed to customers	15,878	20,750	7,726	4,750	3,942	53,047
Amounts owed to banks and customers—2000	**21,074**	**61,245**	**10,614**	**6,168**	**13,051**	**112,152**

(19) Liabilities evidenced by certificates

Breakdown by product

	2001	2000
	€ m	
Mortgage bonds	998	1,147
Local-authority bonds	1,437	1,592
Other debt securities	13,210	10,132
DEBT SECURITIES ISSUED	**15,645**	**12,871**
Bonds	2,604	2,046
Medium-term notes	701	901
Certificates of deposit	3,916	13,738
Other money market paper	320	130
OTHER LIABILITIES EVIDENCED BY CERTIFICATES	**7,541**	**18,412**
LIABILITIES EVIDENCED BY CERTIFICATES	**23,186**	**31,283**

Debt securities issued are liabilities evidenced by listed securities. Other liabilities evidenced by certificates are unlisted securities issues of the Bank Austria Creditanstalt Group. The decline in the sub-item Certificates of deposit is mainly due to the transfer of foreign branches.

Breakdown by remaining maturity

	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
			€ m		
Debt securities issued	371	1,543	7,455	6,275	15,644
Other liabilities evidenced by certificates	3,648	771	1,620	1,503	7,541
LIABILITIES EVIDENCED BY CERTIFICATES—2001	**4,018**	**2,314**	**9,075**	**7,778**	**23,186**
Debt securities issued	503	880	6,740	4,747	12,871
Other liabilities evidenced by certificates	14,648	1,007	1,412	1,345	18,412
LIABILITIES EVIDENCED BY CERTIFICATES—2000	**15,151**	**1,887**	**8,152**	**6,092**	**31,283**

(20) Trading liabilities

	2001	2000
	€ m	
Negative market values on derivative financial instruments	7,122	5,294
of which: equity derivatives	*94*	*46*
of which: currency derivatives	*1,011*	*1,438*
of which: interest rate derivatives	*6,017*	*3,810*
TRADING LIABILITIES	**7,122**	**5,294**

The above table shows only derivatives held for trading.

(21) Provisions

	2001	2000
	€ m	
Severance payments and retirement benefits	2,564	2,423
Provisions for taxes	485	143
of which: for current taxes	*61*	*63*
of which: for deferred taxes	*424*	*80*
Other provisions	203	407
of which: for impending losses	*193*	*327*
of which: for restructuring costs	*10*	*80*
PROVISIONS	**3,251**	**2,972**

Deferred tax liabilities

	2001	2000
	€ m	
Loan loss provisions for loans and advances to banks and customers	19	11
Investments	294	185
Other assets	9	—
Property and equipment	43	41
Amounts owed to banks and customers	9	—
Trading assets	39	6
Liabilities evidenced by certificates	4	—
Other balance sheet items	7	4
DEFERRED TAX LIABILITIES	**424**	**247**

Of the deferred tax liabilities of € 247 m in 2000, only € 80 m was included in the previous year's provisions for deferred taxes.

(21) Provisions (Continued)

Movements in provisions for severance payments, pensions and similar obligations

	2001	2000
	€ m	
Provision as at 1 January	**2,423**	**2,243**
+/− change in group of consolidated companies	24	8
+ interest cost	145	98
+ current service cost	45	41
+ past service cost (including additional amount from provision for restructuring costs)	89	137
+/− balance of transfers from/payments to *Austrian mandatory pension insurance scheme (ASVG)*	2	—
− pension payments in the reporting year	(164)	(104)
− settlement	—	—
Provision as at 31 December	**2,564**	**2,423**

Unamortised actuarial losses amounted to € 54 m; the corridor of 10% was not exceeded.

Movements in other provisions

	As at 1 Jan. 2001	Changes in group of consolidated companies	Addition	Release	Transfer	Use	As at 31 December 2001
			€ m				
Provisions for impending losses	*229*	*37*	*53*	*6*	*(62)*	*57*	*193*
Provisions for restructuring costs	*80*	*—*	*10*	*31*	*—*	*49*	*10*
OTHER PROVISIONS	**309**	**37**	**63**	**37**	**(62)**	**106**	**203**

Of the total amount of other provisions recognised in the previous year, € 97 m reclassified as loan loss provisions.

(22) Other liabilities

	2001	2000
	€ m	
Other amounts payable	2,382	2,752
Deferred income	167	253
Negative market values on banking-book derivatives	1,871	—
OTHER LIABILITIES	**4,420**	**3,005**

All of the derivatives included in the sub-item Negative market values on banking-book derivatives are part of hedging relationships.

(23) Subordinated capital

	2001	2000
	€ m	
Subordinated liabilities	5,794	3,805
Supplementary capital	1,438	1,225
SUBORDINATED CAPITAL	**7,232**	**5,030**

(23) Subordinated capital (Continued)

Breakdown by remaining maturity

	Repayable on demand	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
			€ m			
Subordinated liabilities	—	85	355	1,236	4,119	5,794
Supplementary capital	—	—	—	51	1,387	1,438
SUBORDINATED CAPITAL—2001	**—**	**85**	**355**	**1,287**	**5,506**	**7,232**
Subordinated liabilities	—	10	62	1,527	2,206	3,805
Supplementary capital	—	—	—	69	1,156	1,225
SUBORDINATED CAPITAL—2000	**—**	**10**	**62**	**1,596**	**3,362**	**5,030**

Additional IAS disclosures

(24) Fair values

The following table shows the fair values of balance sheet items and related off-balance sheet transactions. Loans and advances to, and placements with, banks as well as loans and advances to customers are stated after deduction of loan loss provisions. The fair values indicated in the table are the amounts for which the financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. To the extent that market prices were available from exchanges or other efficient markets, these were stated as fair values. For the other financial instruments, internal valuation models were used, in particular the present value method. For fixed-rate loans and advances to, and amounts owed to, banks and customers with a remaining maturity of, or regular interest rate adjustment within, less than one year, amortised cost was stated as fair value. Investments in listed companies are included in the fair value of investments at their market values as at the balance sheet date.

	2001		2000		Difference between carrying value and fair value in 2001	Difference between carrying value and fair value in 2000
	Carrying value	Fair value	Carrying value	Fair value		
			€ m			
Loans and advances to, and placements with, banks	42,554	42,706	39,371	39,520	+152	+149
Loans and advances to customers	75,327	75,694	79,517	79,876	+367	+359
Investments	17,832	17,940	26,182	26,479	+108	+297
Amounts owed to banks	47,677	47,611	59,105	59,107	−66	+3
Amounts owed to customers	59,962	59,992	53,047	53,015	+30	−32
Liabilities evidenced by certificates	23,902	23,850	31,283	31,375	−52	+92
Subordinated capital	7,232	7,332	5,030	5,272	+99	+242

fair value higher than carrying value (+)

fair value lower than carrying value (−)

(25) Loans and advances to, and amounts owed to, unconsolidated subsidiaries and companies in which an equity interest is held

The following table shows the amounts of Bank Austria's loans and advances to, and amounts owed to, unconsolidated subsidiaries and other companies in which Bank Austria holds an equity

(25) Loans and advances to, and amounts owed to, unconsolidated subsidiaries and companies in which an equity interest is held (Continued)

interest. Business relations with these companies are maintained on terms and conditions in line with banking practice.

	Subsidiaries		Other equity interests	
	31 Dec. 2001	31 Dec. 2000	31 Dec. 2001	31 Dec. 2000
	€ m			
Loans and advances				
Loans and advances to, and placements with, banks	331	457	2,973	1,961
Loans and advances to customers	1,452	1,829	1,622	1,159
Loan loss provisions	—	—	—	—
Trading assets	486	—	42	—
Investments	498	11	148	191
TOTAL	**2,767**	**2,297**	**4,785**	**3,310**
Liabilities				
Amounts owed to banks	18	328	11,162	10,644
Amounts owed to customers	204	126	410	336
Liabilities evidenced by certificates	—	—	80	43
Subordinated capital	—	—	7	7
TOTAL	**222**	**454**	**11,659**	**11,029**

(26) Segment reporting

The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2001. The corporate divisions operate like independent units, they have their own capital resources and are responsible for their own results. The definition of business segments is primarily based on service responsibility for customers.

The internal reporting structure in the Bank Austria Creditanstalt Group comprises the following business segments:

Domestic Private Customers and Professionals

Responsibility for **Domestic Private Customers and Professionals** covers the retail banking activities of Bank Austria AG, Creditanstalt AG, SKWB Schoellerbank AG and the credit card business.

Domestic Corporate Customers

Domestic Corporate Customers essentially includes the corporate banking activities of Bank Austria AG and Creditanstalt AG as well as the leasing business of the Bank Austria Creditanstalt Group.

International Markets—Domestic Operations

International Markets—Domestic Operations essentially comprises the treasury activities of the Bank Austria Creditanstalt Group's domestic operations.

CEE

CEE includes the commercial banking units of the Bank Austria Creditanstalt Group in Central and Eastern Europe, whose activities are based on the implementation of the Bank of the Regions Agreement.

(26) Segment reporting (Continued)

Asset Management

Asset Management comprises the Bank Austria Creditanstalt Group's asset management activities.

Other items/reclassifications

Other items/reclassifications cover equity interests that are not attributed to a business segment and all those units that have not yet been transferred to HVB. Also included are inter-segment eliminations and other items which cannot be attributed to the individual business segments.

Net interest income is split up according to the "market interest rate method". Costs are allocated to the individual business segments from which they arise.

Goodwill arising on acquisitions is also attributed to the individual business segments.

Capital allocation is based on supervisory guidelines. Capital allocated to the business segments is 5.4% of the risk positions (credit and market risk equivalent).

An interest rate which represents the long-term average return on risk-free investments in the capital market, as determined by empirical surveys, is applied to allocated capital, and the notional income from investment of capital is included in net interest income.

The result of each segment is measured by the net income before taxes generated by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments.

The management structure in the Bank Austria Creditanstalt Group in 2001 reflects the new focus of the Bank Austria Creditanstalt Group's activities as agreed in the Bank of the Regions Agreement. The comparative figures used in presenting the development of the individual corporate divisions are those of the pro-forma presentation. This form of presentation is based on the assumption that the Group

(26) Segment reporting (Continued)

structure of the Bank Austria Creditanstalt Group applicable as at the end of 2001 existed already in 2000.

		Domestic Private Customers and Professionals	Domestic Corporate Customers	International Markets-Domestic Operations	CEE	Asset Management	Other items/ reclassifications	Bank Austria Creditanstalt Group
					€ m			
Net interest income	2001	830	787	174	758	7	116	2,672
	Pro forma 2000	881	728	7	580	25	224	2,445
Losses on loans and advances	2001	(91)	(491)	—	(119)	—	(1)	(703)
	Pro forma 2000	(97)	(295)	5	(110)	—	(144)	(641)
Net fee and commission income	2001	446	288	29	269	27	1	1,061
	Pro forma 2000	478	313	44	231	22	5	1,093
Net trading result	2001	2	1	74	101	66	16	261
	Pro forma 2000	7	0	77	168	17	(32)	236
General administrative expenses . . .	2001	(1,102)	(516)	(146)	(779)	(53)	(177)	(2,773)
	Pro forma 2000	(1,053)	(605)	(184)	(655)	(35)	(63)	(2,596)
Balance of other operating income and expenses . . .	2001	29	14	5	(15)	—	2	34
	Pro forma 2000	(7)	26	11	(31)	—	(41)	(43)
Operating profit	2001	114	83	137	215	47	(43)	552
	Pro forma 2000	207	166	(40)	182	28	(51)	492
Net income from investments .	2001	6	4	36	(17)	(13)	171	187
	Pro forma 2000	(1)	37	84	33	(16)	238	376
Balance of other income and expenses . . .	2001	—	(2)	(1)	(2)	—	(5)	(10)
	Pro forma 2000	(2)	1	(1)	(3)	—	(5)	(10)
Amortisation of goodwill . . .	2001	(2)	(1)	(8)	(35)	—	(28)	(73)
	Pro forma 2000	(5)	(1)	(6)	(30)	—	(17)	(60)
Net income before taxes .	2001	118	83	165	162	34	94	655
	Pro forma 2000	199	205	37	182	12	164	800
Credit and market risk equivalent (average) . . .	2001	11,390	33,675	4,241	12,430	1,936	10,570	74,241
	Pro forma 2000	11,459	35,094	5,997	11,417	1,161	6,650	71,778
Equity allocated (average) . . .	2001	615	1,818	229	671	105	571	4,745
	Pro forma 2000	619	1,895	324	617	63	359	4,533
Return on equity before taxes in %	2001	19.1	4.6	71.8	24.1	32.6	—	13.8
	Pro forma 2000	32.2	11.8	11.5	29.5	19.4	—	17.7
Cost/income ratio in % . . .	2001	84.3	47.3	51.6	70.0	53.3	—	68.8
	Pro forma 2000	77.6	56.7	131.9	69.1	55.9	—	69.6

Breakdown of income by region (figures published for 2000)

	Austria		Central and Eastern Europe		Other regions		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
				€ m				
Net interest income	1,774	1,556	839	205	60	479	2,672	2,240
Losses on loans and advances	577	519	122	8	4	138	703	666
Net interest income after losses on loans and advances	1,196	1,037	717	197	56	341	1,969	1,574
Net fee and commission income	780	709	302	104	(22)	49	1,061	862
Net trading result	82	96	108	21	70	20	261	137

(27) Assets on which interest is not being accrued

Within Bank Austria, assets are put on a non-accrual status if interest-earning assets are not expected to produce interest income inflows in the subsequent period.

	2001	2000
	€ m	
Non-accrual assets within loans and advances to, and placements with, banks	96	518
Non-accrual assets within loans and advances to customers	2,980	2,269
ASSETS PUT ON A NON-ACCRUAL STATUS	**3,076**	**2,787**

(28) Assets pledged as security

Bank Austria has pledged cash and cash equivalents as security for liabilities in connection with the clearing of securities and foreign exchange transactions.

	2001	2000
	€ m	
Margin requirement at futures and options exchanges and with various brokers	315	140
Security provided in favour of Oesterreichische Kontrollbank AG for the settlement of securities transactions	28	28
Security provided in favour of foreign banks for securities lending transactions	69	44
Assets pledged in favour of foreign banks and other foreign financial institutions	757	533
Security provided in favour of Euro-Clear for securities transactions	837	785
Claims assigned in favour of Oesterreichische Kontrollbank AG	6,622	6,623
Securities deposited for euro banknotes and coins distributed in advance (only 31 December 2001)	**1,648**	—
SUB-TOTAL	**10,276**	**8,152**
Cover fund for savings deposits held in trust for guardianships	85	87
Cover fund for funded bonds	608	747
Cover fund for mortgage bonds and municipal bonds	4,607	2,128
TOTAL	**15,576**	**11,113**

(29) Subordinated assets

	2001	2000
	€ m	
Loans and advances to, and placements with, banks	1,533	199
of which: subsidiaries	*1,427*	*197*
of which: equity interests	*1*	*1*
Loans and advances to customers	421	113
of which: subsidiaries	—	—
of which: equity interests	*17*	*4*
Trading assets	34	—
Bonds and other fixed-income securities	327	533
Shares and other variable-yield securities	720	52
of which: subsidiaries	*7*	*6*
of which: equity interests	*6*	*6*

The increase in loans and avances to, and placements with, banks relates mainly to HVB Group companies.

(30) Contingent liabilities and commitments

	2001	2000
	€ m	
Acceptances and endorsements	26	103
Other contingent liabilities	11,753	10,976
TOTAL CONTINGENT LIABILITIES	**11,779**	**11,079**
Liabilities arising from sales with an option to repurchase	1,383	2,368
Other commitments	7,086	16,824
TOTAL COMMITMENTS	**8,469**	**19,192**

(31) Assets and liabilities in foreign currency

	2001		2000	
	Assets	Liabilities	Assets	Liabilities
	€ m			
Euro	**96,129**	**101,421**	**93,037**	**97,606**
US dollar	23,480	28,300	36,949	35,876
Swiss franc	12,461	3,665	11,625	10,781
Yen	6,030	4,797	5,805	4,664
Other	21,497	21,414	17,604	16,092
SUB-TOTAL—FOREIGN CURRENCIES	**63,468**	**58,176**	**71,983**	**67,413**
TOTAL	**159,597**	**159,597**	**165,019**	**165,019**

(32) Trust assets

As part of its business activities, Bank Austria also manages trust assets (as at balance sheet date: € 2,066 m; 2000: € 1,943 m) which are not permitted to be recognised in the balance sheet.

(33) Repurchase agreements

Under repurchase agreements, assets were sold to third parties with a commitment to repurchase the financial instruments at a price specified when the assets were sold. At the balance sheet date, the total amount of repurchase agreements was € 1,652 m (2000: € 5,522 m).

Notes to the Consolidated Financial Statements of Bank Austria (Continued)

(34) List of selected subsidiaries and other equity interests

Name and domicile of company	Ownership interest in %	
CONSOLIDATED COMPANIES		
Asset Management GmbH, Vienna	100.00	
BA/CA Asset Finance Limited, Glasgow	96.04	
BA/CA Export Finance Limited, London	100.00	
Bank Austria Cayman Islands Ltd., Georgetown, Cayman Islands	100.00	
Bank Austria Creditanstalt d.d., Ljubljana	99.54	
Bank Austria Creditanstalt Leasing GmbH, Vienna	99.98	
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.00	
Bank Austria Handelsbank Aktiengesellschaft, Vienna	100.00	
Bank Austria Treuhand GmbH, Vienna	75.00	
Bank Przemyslowo-Handlowy PBK S.A., Kraków	33.58	controlled
BANKPRIVAT AG, Vienna	100.00	
CA Betriebsobjekte AG, Vienna	100.00	
CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna	100.00	
CA IB Investmentbank Aktiengesellschaft, Vienna	100.00	
CA IB International Markets Ltd., London	100.00	
CA IB Securities a.s., Prague	100.00	
CA IB Securities Rt., Budapest	99.09	
CA IB Securities S.A., Warsaw	100.00	
CABET-Holding-Aktiengesellschaft, Vienna	100.00	
CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna	100.00	
Creditanstalt AG, Vienna	100.00	
DOMUS FACILITY MANAGEMENT GmbH, Vienna	100.00	
Gornoslaski Bank Gospodarczy—Spólka Akcyjna, Katowice	23.11	controlled
Hypo Vereinsbank Bank Hipoteczny S.A., Warsaw	33.58	controlled
HVB Bank Croatia. d.d., Zagreb	80.02	
HVB Bank Czech Republic a.s., Prague	99.50	
HVB Bank Hungary Rt., Budapest	100.00	
HVB Bank Romania S.A., Bucharest	100.00	
HVB Bank Slovakia a.s., Bratislava	100.00	
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	100.00	
RINGTURM Kapitalanlagegesellschaft m.b.H., Vienna	40.00	controlled
SKWB Schoellerbank Aktiengesellschaft, Vienna	100.00	
VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna	75.00	
WAVE Solutions Information Technology GmbH, Vienna	100.00	
ASSOCIATED COMPANIES VALUED AT EQUITY		
Adria Bank Aktiengesellschaft, Vienna	25.50	
B.I.I. Creditanstalt International Bank Ltd., George Town, Grand Cayman	50.00	
Banco B.I. Creditanstalt S.A., Buenos Aires	50.00	
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	27.08	
CA Versicherung AG, Vienna	50.00	
Investkredit Bank AG, Vienna	26.74	
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	49.15	
Union Versicherungs-Aktiengesellschaft, Vienna	33.33	

(34) List of selected subsidiaries and other equity interests (Continued)

Name and domicile of company	Ownership interest in %	
UNCONSOLIDATED		
A. SUBSIDIARIES		
AWT International Trade and Finance AWT Internationale Handels und Finanzierungs Aktiengesellschaft, Vienna	100.00	
Bank Austria Creditanstalt Immobilienagentur GmbH, Vienna	100.00	
BA Private Equity GmbH, Vienna	100.00	
BA/CA Capital Management Ltd., Central Hong Kong	66.67	
DATA AUSTRIA Datenverarbeitungs GmbH, Vienna	100.00	
FactorBank Aktiengesellschaft, Vienna	52.00	
GANYMED Immobilienvermietungsgesellschaft m.b.H., Vienna	100.00	
HVB Bank Bulgaria EAD, Sofia	100.00	
HVB Bank Yugoslavia A.D., Belgrade	99.00	
HYPERION Immobilienverwaltungsgesellschaft m.b.H., Vienna	100.00	
Immobilien Rating GmbH, Vienna	99.00	
Informations-Technologie Austria GmbH, Vienna	61.37	not controlled
JSCB HVB Bank Ukraine, Kiev	89.07	
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	50.00	
Österreichisches Verkehrsbüro Aktiengesellschaft, Vienna	63.83	
PlanetHome GmbH, Vienna	50.00	
UNIVERSALE International Realitäten GmbH, Vienna	100.00	
B. ASSOCIATED COMPANIES		
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura	45.57	
M.A.I.L. Finanzberatung GmbH, Vienna	49.00	
Vereinigte Pensionskasse Aktiengesellschaft, Vienna	30.11	
C. OTHER COMPANIES		
Einlagensicherung der Banken und Bankiers Gesellschaft m.b.H., Vienna	18.64	
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	21.92	
NOTARTREUHANDBANK AG, Vienna	25.00	
WED Wiener Entwicklungsgesellschaft für den Donauraum Aktiengesellschaft, Vienna	18.00	
WIENER STÄDTISCHE Allgemeine Versicherung Aktiengesellschaft, Vienna	8.00	

Note:

The **ownership interest** is the Bank Austria Group's ownership interest in the equity of the company. For the purpose of calculating the ownership interest in a target company, shares held by consolidated companies and by other subsidiaries are added up.

controlled = controlled on the basis of syndicate or other agreements

not controlled = not controlled on the basis of syndicate or other agreements

Risk Report

(35) Global risk management

Bank Austria identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group and works closely with the risk control and risk management units of HypoVereinsbank.

Bank Austria divides the monitoring and controlling processes associated with risk controlling and risk management into the following categories:

- market risk
- credit risk
- liquidity risk
- operational risk
- business risk
- risks arising from the bank's own real estate portfolio and
- risks arising from the bank's equity interests

The Managing Board determines the risk policy and approves the principles of risk controlling and risk management, the establishment of limits for all relevant risks, and the risk control procedures.

In performing these tasks, the Managing Board is supported by specific committees and independent risk controlling and risk management units.

MARALCO is responsible for the management of balance-sheet structure positions and controls market risk arising from the trading books. This committee also establishes the framework and limits for banking subsidiaries. Credit risk is assessed by the credit committee and by the country risk committee. The task of the newly established Sales ALM unit is to coordinate risk control between sales units and overall bank management.

The "Market Risk Management and ALCO Support", "Profit Measurement—Trading", "Credit Risk Methods and Instruments" and "Operational and Group Risk" departments are in charge of developing and implementing the methods of risk measurement; further improving and refining the measurement and control instruments; complying with the relevant minimum requirements applicable to trading activities; developing and maintaining manuals; as well as reporting on the Bank Austria Creditanstalt Group's risk profile in an independent and neutral manner.

Credit risk is managed for the Bank Austria Creditanstalt Group as a whole, and across all types of products and customer groups, by the Managing Board member responsible for risk management.

Since the beginning of 2001, the Bank Austria Creditanstalt Group has applied the principle of dual management and control. Under this principle, both regulatory capital and economic capital are expected to yield a specific return. The target returns for both measures of capital have been defined with a view to achieving a return on equity after taxes of 15% in the long term. While the amount of regulatory capital is derived from the relevant rules of the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way. With the exception of liquidity risk, economic capital is calculated using uniform value-at-risk methods across all types of risk. For this purpose, unexpected losses over a period of one year are calculated with a confidence level of 99%. Risk capital is part of the annual budgeting process and complements the earnings and cost budgets.

The Bank Austria Creditanstalt Group is included in the risk monitoring and risk management system of the entire HVB Group, and comprehensive and consolidated HVB risk figures are calculated, periodically. This ensures uniform risk management across the entire HVB Group.

(35) Global risk management (Continued)

Market risks on trading activities

At Bank Austria, market risk management encompasses the recognition, measurement, monitoring and management of all market risks resulting from the banking business. The processes and methods used for defining and reviewing limits as well as measuring risks associated with trading activities have been summarised in a market risk management manual.

Over the past few years, the value-at-risk (VAR) method has generally become the accepted method of measuring market risk. This method was introduced throughout Bank Austria on a Group-wide basis and has replaced or supplemented the former limit systems. Value at risk represents the potential loss which might arise from a trading book and is determined by the statistically expected changes in market parameters.

Bank Austria uses a self-developed model and takes a variance-covariance approach. Daily risk measurement is based on two standard deviations and a one-day holding period. Using this method, possible losses arising from the trading books are no larger, with a probability of 97.5%, than the amount of value at risk.

As at 31 December 2001, value at risk for our trading books was as follows:

	Bank Austria AG	Bank Austria Group
Exchange rate risk	€ 7.0 m	€ 6.9 m
Equity position risk	€ 1.1 m	€ 1.2 m
Interest rate position risk	€ 6.1 m	€ 5.4 m

From 1 January 1998 onwards, the internal model of risk measurement has additionally been used for the purpose of determining the capital resources required to be held pursuant to the Second Amendment to the Austrian Banking Act (implementation of the Capital Adequacy Directive). Under this model, value at risk has also been calculated for a two-week holding period. This calculation takes into account the quantitative standards required by law and by the Austrian Federal Ministry of Finance (one-sided confidence level of 99%, multiplier 3, average for the past 60 business days, add-on in the amount of the specific position risk); the multiplier of 3 was confirmed by the Austrian National Bank in an expert opinion issued pursuant to Section 26b of the Austrian Banking Act.

Based on the application of the internal model and other capital requirements for the trading book and for the open foreign exchange position, the overall requirement as at year-end for the Bank Austria group of credit institutions pursuant to the Austrian Banking Act is € 399 m (2000: € 365 m). Available Tier 3 capital is thus used to the extent of only about 22%.

In addition to the VAR limits—and depending on the type of business—gamma, vega, volume, position and basis-point-value limits as well as stop-loss limits are set. The limits are set according to the level of risk tolerance defined in respect of the budgeted profit components.

Within Bank Austria, the reliability and accuracy of the internal model is monitored by daily back-testing comparing the value-at-risk amounts with the actually observed fluctuations in market parameters and in the total value of the trading books. The results of back-testing have so far continued to confirm the accuracy and reliability of the model.

During the 2001 financial year, back-testing revealed only one excess, which means that the model continues to be well within the green zone under the Austrian Banking Act and the Basel regulatory guidelines.

Value-at-risk calculations in the trading sector are complemented by various stress scenarios to identify the potential effects on the Group's earnings of stressful market conditions for which there is only a low probability. The assumptions made under such stress scenarios include extreme movements in prices or rates and a dramatic deterioration in market liquidity.

(35) Global risk management (Continued)

The current stress scenarios of Bank Austria—broken down into the three major risk categories—show the following levels:

	Interest rates	Exchange rates	Equities
Developed countries	+/−60 bp	+/−15%	+/−20-30 %
Emerging countries	+/−500 bp	+/−30%	+/−40-50 %
New Economy equities	n.a.	n.a.	+/−30-40 %

In the interest rate sector, tests are carried out to simulate a straightforward parallel shift, a turnaround in the yield curve, and a strong long-term increase in money market rates.

Market risks and asset/liability management

Bank Austria uses a separate procedure to evaluate market risks resulting from the general structure of the balance sheet and from the decisions of the asset/liability management committee (MARALCO). MARALCO ensures the management of balance-sheet structure positions through money market and capital market transactions. Bank Austria's profit centres are released from any market risk through a matched funds transfer pricing system applied throughout the Group. Splitting net interest income into a terms-related contribution allocated to the business divisions and a contribution from maturity transformation creates the basic conditions for uniform centralised management of all market risks by MARALCO.

Given the special significance and complexity of domestic customer business, market risks resulting from the banking book positions are also regularly analysed by means of simulations of net interest income volatility. In addition to various interest rate scenarios and the business volume as at the reporting date, these simulations are also based on assumptions regarding new business, demand behaviour and general developments affecting margins in those market segments which are of greatest importance to Bank Austria. By modelling trends in net interest income over the projection period, the bank can thus make calculations of the maximum risk potential and forecast developments. In this way, the bank can identify risks in this area at an early stage and take appropriate measures. Additionally, the value-at-risk method is used to analyse the banking book.

A comprehensive analysis of the Group's interest rate risk as at 31 December 2001 showed the following interest rate sensitivities, defined as the effects of an interest rate increase of one basis point (0.01%) on interest-bearing assets and liabilities.

(35) Global risk management (Continued)

"Other positions" involve interest rate risk arising from lending and deposits business and from MARALCO activities.

		Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	5 years to 30 years	Total
					in €		
Euro	Other positions	(11,987)	76,630	(519,577)	33,216	(980,941)	(1,402,659)
Euro	Trading portfolio	(22,053)	(39,078)	(128,186)	322,316	(129,075)	3,924
US dollar	Other positions	686	(39,832)	(138,604)	(378,615)	71,899	(484,466)
US dollar	Trading portfolio	(11,812)	4,361	(466,191)	547,874	(129,171)	(54,939)
Swiss franc	Other positions	10,664	24,270	(114,002)	(88,451)	(22,399)	(189,918)
Swiss franc	Trading portfolio	(167)	6,003	6,633	17,760	(17,551)	12,678
Pound sterling	Other positions	4,854	10,094	(159,263)	219	(475)	(144,571)
Pound sterling	Trading portfolio	197	5,171	(557)	(18,335)	(25,144)	(38,668)
Polish zloty	Other positions	(70)	(2,728)	(23,100)	(31,824)	(2,435)	(60,157)
Polish zloty	Trading portfolio	(2,777)	1,848	16,289	(72,107)	8,241	(48,506)
Czech crown	Other positions	5,783	(2,894)	(13,172)	5,460	(46,527)	(51,350)
Czech crown	Trading portfolio	(657)	1,062	10,905	(24,634)	12,840	(484)
Yen	Other positions	12,240	910	(48,222)	131	914	(34,027)
Yen	Trading portfolio	(3,187)	2,932	(5,406)	69,994	(73,975)	(9,642)
Slovak crown	Other positions	559	(413)	(1,367)	(5,997)	(3,026)	(10,244)
Slovak crown	Trading portfolio	251	103	2,428	(743)	42	2,081
Hungarian forint	Other positions	1,849	(2,153)	(69)	9,795	—	9,422
Hungarian forint	Trading portfolio	(291)	(1,093)	(178)	(10,413)	(215)	(12,190)
Other	Other positions	1,432	(3,125)	(31,415)	1,630	721	(30,757)
Other	Trading portfolio	91	(493)	(6,220)	17,533	(11,532)	(621)

Credit/counterparty risk

In 2001, the operating environment for lending business was marked by three main topics:

- preparations for the new capital adequacy framework under the New Basel Capital Accord
- integration of the Bank Austria Creditanstalt Group into the HVB Group
- preparations for the merger of Bank Austria AG and Creditanstalt AG

These topics were also reflected in organisational arrangements and basic rules for the lending business.

As the rules were regularly reviewed in the light of recent developments in the area of "risk assessment" (New Basel Capital Accord), credit approval authority rules were redefined. Credit approval authority is exclusively granted to experienced credit risk managers.

The units serving customers regularly review loan exposures for their risk content and submit them to the credit risk management unit for approval.

In each case, new transactions are approved, and existing exposures involving credit risk are reviewed, in line with the two-signatures principle; as a rule, the second person involved is a credit risk management officer. Primary responsibility for risk, i.e. the primary assessment of credit risk, rests with the unit serving customers. Secondary responsibility for risk rests with a risk management unit which is separate from the units serving customers; secondary responsibility for risk comprises mainly the secondary assessment of credit risk and approval of credit applications.

To pay more attention to the industry aspect of lending decisions, central credit departments are replaced by Senior Risk Manager teams who are responsible for specific sectors.

The Credit Committee is an efficient group enabling quick individual lending decisions. At the same time, at Supervisory Board level, individual lending decisions have been transferred to the Supervisory

(35) Global risk management (Continued)

Board's credit committee and loan portfolio reports have been expanded in order to enable the Supervisory Board to concentrate on strategic considerations.

Special attention is also given to reviewing and managing bad and doubtful debt. As soon as early warning signals appear, bad and doubtful debt is dealt with by specially trained staff. In this context, special accounts managers have specific authority to deal with problem cases. An exposure is classified as bad or doubtful if, in view of the of the borrower's financial position and of the security provided, a loss of principal and/or interest may be expected.

The integration project of HVB and Bank Austria Creditanstalt is also reflected in the basic rules for lending business. In line with HVB Group standards, general lending principles are now based on the organisational structure of the corporate divisions (Corporate Customers, Private Customers and Professionals, Real Estate Customers, etc.). Process changes prepared as part of the merger project of Bank Austria and Creditanstalt have also been incorporated in the general rules.

In the area of credit/counterparty risk, Bank Austria has made an essential step towards meeting its objective of managing the Group's credit portfolio on the basis of risk-adjusted return. The approach to credit risk control has been further developed and considerably refined at the individual-loan and portfolio levels. In particular, this includes the implementation of the management parameters ("expected loss" and "unexpected loss") in the new contribution margin calculation system for individual customers and individual transactions in the lending business. This management instrument has been adjusted to the HVB Group standards.

Credit/counterparty risk is defined as the probability of incurring a financial loss resulting from a borrower's/counterparty's inability to meet its obligations. This comprises counterparty risk, international transfer risk and settlement risk.

Credit/counterparty risk is analysed for the classic banking products—such as loans and commitments to lend—and for products in the trading book as well as derivative financial instruments. Bank Austria gives special attention to risks on (OTC) derivatives contracts with a view to limiting the future potential default risk on such contracts.

In line with the risk-oriented management system of the Bank Austria Creditanstalt Group, credit transactions are analysed with a two-dimensional risk approach: on the one hand, the expected loss resulting from an event of default is calculated; on the other hand, unexpected loss and economic capital are determined on an individual loan basis, taking account of portfolio effects. Expected loss is the average annual loss rate, based on historical empirical data, resulting from events of default. It is calculated by multiplying the loss probability by the credit equivalent and the loss rate. Unexpected loss is a measure of the annual fluctuations of actual loan losses around expected loss. In the management system, the loss expected in the lending business is reflected in standard risk costs, while unexpected loss is taken account of through the allocation of economic capital. As mentioned above, measures were taken to create the methodological and technical framework required to implement this approach throughout the Bank Austria Creditanstalt Group. Starting from 2002, expected loss and unexpected loss (economic capital for credit/counterparty risk) in domestic business with corporate and retail customers are allocated at individual customer level. In this way, lending business will increasingly be managed on the basis of risk/return considerations.

Refined rating instruments calibrated by default probability have been designed and implemented to support this control system and to optimise risk assessment. Activities in this area focused on refining the application of the new rating system for corporate customers in Austria (development of a monitoring tool), implementing a credit rating system for Central and East European companies, and completing a model for small and medium-sized businesses and independent professionals. These rating models provide a basis for quantifying loan default risk in the form of loss probabilities.

In line with these new rating systems, credit analysis is based on both quantitative criteria, such as financial statements, and qualitative factors taking into account the possible future development of a company. If the borrower is a member of a group, the group will also be analysed.

(35) Global risk management (Continued)

The rating scale applied by HVB and the Bank Austria Creditanstalt Group has been standardised. This common master scale is being introduced throughout the entire Group. It can be translated into the previously used rating categories and into external rating scales. An empirical loss probability has been determined for each rating category of this scale, exclusively based on the customer's creditworthiness. Security is additionally taken into account in determining the expected loss. This means that there is a strict separation between the evaluation of creditworthiness and security.

A quantitative model to determine credit risk for the Group's entire portfolio has been implemented in Bank Austria. This credit portfolio model is used to identify and, if necessary, reduce risk concentrations as well as measuring correlations within the portfolio with a view to diversifying risk. In addition, economic capital can also be calculated by using this model. This will supplement the allocation of regulatory capital with a capital allocation method based on risk-adjusted return. The results of this calculation are now also used for contribution margin calculations and for a newly developed risk-adjusted pricing system.

At the same time, through this work on refining and further developing the methods of credit risk management, Bank Austria is preparing for possible changes in banking supervision guidelines, which are currently under consideration with a view to more precisely differentiating between capital requirements for different credit risks and recognising internal rating systems for supervisory purposes (New Basel Capital Accord).

In 2001, Bank Austria made a detailed analysis of the proposed new capital adequacy framework and identified the most important points on which action is required. A separate project focusing on the New Basel Capital Accord will be started to initiate and implement these measures.

(36) Operational risk

In 2001, the Operational and Group Risk department concentrated on creating the qualitative and quantitative framework for risk measurement and risk management. In this context, attention focused on early identification and implementation of trends resulting from the Basel consultation process for operational risk.

As in HypoVereinsbank, operational risk is defined as the risk of unexpected losses due to human error, flawed management processes, natural and other disasters, technological failures, and changes in the external environment (event risk). For example, in the future, IT system failures, damage to property, processing errors or fraud should be subject to accurate and consolidated risk measurement and management, on which the calculation of risk capital and process improvements will be based.

Efforts focused on building up and further developing an Intranet application for operational risk. The basic idea is to develop the Intranet solution into a central communication platform used for obtaining sector-specific loss data and quality scores as well as providing consistent information to the various divisions and the Managing Board. Modules for decentralised data collection and the questionnaires for regular control self-assessment in Bank Austria have already been completed. The prototype of the reporting module will include the report on information supplied and relevant early indicators. This will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

Independently of the selected risk measurement approach, the build-up of a data base using internal information on historical loss experience will provide an important tool to quantify operational risk. In this connection, comprehensive data have been available since 1 January 2002, providing the quantitative basis—in terms of length of data history—for the application of advanced measurement methods to determine capital requirements.

Loss data are collected, and flawed processes are addressed, in close coordination and cooperation with other units including internal audit, compliance, the legal department, the insurance sector as well as payments processing and settlement units. Also to be considered is the fact that Bank Austria has always taken numerous measures in the various divisions to manage and reduce operational

(36) Operational risk (Continued)

risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

It is necessary to use external loss data to complement internal data. Therefore Bank Austria, together with HypoVereinsbank, intends to actively participate in loss data consortia which are in the process of being formed.

The use of questionnaire-based control self-assessment (CSA) to ascertain control and process quality will be extended to the Bank Austria Creditanstalt Group. Work on widening the scope of CSA to include a larger number of sector-specific questions will be completed together with HVB and will thus form the basis of regular self-assessment in the future.

In 2002, activities in the area of operational risk will focus on

- further sensitising all units of the Bank Austria Creditanstalt Group to issues concerning operational risk,
- involving Bank Austria's principal subsidiaries in the Intranet-based reporting system,
- continuing work on a risk management model based on the New Basel Capital Accord and capable of meeting the required standards,
- developing scenario analyses for corporate divisions and subsidiaries,
- analysing insurance solutions regarding operational risk.

(37) Pending legal risks

At the balance sheet date it was not yet possible for Bank Austria to determine whether an outflow of funds would occur, and if so, whether such outflow would exceed the provisions already made, in connection with the following pending proceedings:

EU competition proceedings

Interest rate adjustment clauses and rounding rules

Consumer protection under General Business Conditions

(38) Credit risk

The net charge for losses on loans and advances was € 703 m. As a result of structural changes in the Group, this figure is not directly comparable with the figure published in the previous year. For the purposes of comparison in the table below, the figures for 2000 have been restated on a pro-forma basis to reflect the Group's target structure.

	2001	2000
	€ m	
Business segment		
Domestic Private Customers and Professionals	(91)	(97)
Domestic Corporate Customers	(492)	(295)
International Markets—Domestic Operations	—	5
CEE	(119)	(110)
Asset Management	—	—
Other	(1)	(144)
BANK AUSTRIA CREDITANSTALT GROUP	(703)	(641)

(38) Credit Risk (Continued)

The unexpected deterioration in the global economic environment affected major business segments. Bank Austria, as market leader in Austria, felt the impact of the economic slowdown experienced by all EU countries. The increase in the provisioning charge in Austria reflects not only the increase in insolvencies, but also the special effects of large insolvencies. Country-specific developments in CEE—in particular, changes in economic conditions in Poland—also had an impact on the net charge for losses on loans and advances.

(39) Financial derivatives

The activity levels of the Bank Austria Creditanstalt Group in derivative instruments are shown in the table "Total volume of outstanding financial derivative transactions". As at 31 December 2001, the notional amounts of financial derivative transactions, broken down by product category, totalled € 634,902 m. Postive market values reached a total of € 6,554 m.

Total volume of outstanding financial derivative transactions of the Bank Austria Creditanstalt Group

	Banking and trading book							
	Notional amounts by remaining maturity							
	< 1 year	1-5 years	> 5 years	Total	Positive market value	31 Dec. 2000 Positive market value	of which: banking book	of which: trading book
					€ m			
as at 31 December 2001								
TOTAL	**415,953**	**159,103**	**59,846**	**634,902**	**6,554**	**6,391**	**106,297**	**528,605**
of which: OTC products	*251,951*	*159,103*	*59,846*	*470,900*	*6,554*	*6,391*	*106,297*	*364,603*
of which: exchange-traded products	*164,002*	—	—	*164,002*	—	—	—	*164,002*
A. Interest rate contracts	**347,238**	**143,036**	**55,519**	**545,793**	**4,754**	**4,315**	**93,580**	**452,214**
OTC products:	**183,306**	**143,036**	**55,519**	**381,861**	**4,754**	**4,315**	**93,580**	**288,282**
Forward rate agreements	40,568	4,628	—	45,196	40	15	9,747	35,449
Single-currency swaps	132,635	105,853	51,322	289,810	4,440	3,903	76,366	213,445
Interest rate options bought	3,536	17,237	2,058	22,831	270	363	3,570	19,261
Interest rate options sold	6,409	14,410	2,062	22,881	—	—	3,897	18,984
Other interest rate contracts	158	908	77	1,143	4	34	—	1,143
Exchange-traded products:	**163,932**	**—**	**—**	**163,932**	**—**	**—**	**—**	**163,932**
Interest rate futures	1,351	—	—	1,351	—	—	—	1,351
Options on interest rate futures	162,581	—	—	162,581	—	—	—	162,581
B. Foreign exchange contracts	**68,274**	**14,675**	**3,909**	**86,858**	**1,754**	**2,060**	**12,624**	**74,234**
OTC products:	**68,274**	**14,675**	**3,909**	**86,858**	**1,754**	**2,060**	**12,624**	**74,234**
Forward foreign exchange transactions	38,735	551	—	39,286	859	1,481	1,078	38,208
Cross-currency swaps	2,083	13,626	3,909	19,618	634	383	11,546	8,072
Currency options bought	11,588	263	—	11,851	261	196	—	11,851
Currency options sold	15,868	235	—	16,103	—	—	—	16,103
Other foreign exchange contracts	—	—	—	—	—	—	—	—
Exchange-traded products:	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Currency futures	—	—	—	—	—	—	—	—
Options on currency futures	—	—	—	—	—	—	—	—
C. Securities-related transactions	**441**	**1,392**	**418**	**2,251**	**46**	**16**	**94**	**2,158**
OTC products:	**371**	**1,392**	**418**	**2,181**	**46**	**16**	**94**	**2,088**
Securities swaps	—	82	—	82	—	—	—	82
Equity options bought	34	156	10	200	—	12	—	200
Equity options sold	29	146	408	583	—	—	—	583
Other securities-related contracts	308	1,008	—	1,316	46	4	94	1,223
Exchange-traded products:	**70**	**—**	**—**	**70**	**—**	**—**	**—**	**70**
Equity and equity index futures	9	—	—	9	—	—	—	9
Equity and equity index options	61	—	—	61	—	—	—	61

(39) Financial derivatives (Continued)

The breakdown of transactions by remaining period to maturity and the classification of instruments as interest rate, foreign exchange and securities-related contracts follow international recommendations.

Derivatives are over-the-counter (OTC) contracts, concluded directly with the counterparties, or exchange-traded contracts. Most of the OTC business volume relates to interbank trading; customer-induced trading activities are also increasing. Bank Austria is a business partner in derivatives and structured transactions for international and local banks as well as institutional and corporate customers.

OTC trading accounted for the major part of business volume, with a focus on interest rate contracts. Activity in exchange-traded contracts concentrates on interest rate and securities-related contracts, comprising futures, forwards and options.

For portfolio management and risk management purposes, contracts are valued at current prices using recognised and tested models. Market values show the contract values as at the balance sheet date; positive market values indicate the potential default risk arising from the relevant activity. Market values expressed as a proportion of activity levels move within the the international standard range.

Overall activity in derivatives increased by 40%. As business relations were intensified, the number of interbank customers rose to 170, resulting in an order volume of about 1,000 transactions per day. CEE risks (spot, forward, swap) were combined, making a substantial contribution to further expanding the Emerging Markets sector. Bank Austria is now among the top three business partners in this sector.

In the Money Market sector, the number of transactions in overnight index swaps (EONIA, TOIS, OIS) rose in the second half of the year. The reason for this is increased use of these products in proprietary trading. Futures and options on futures were increasingly used to hedge on-balance sheet deposits business.

Volumes and activities in interest rate derivatives were significantly expanded. Market activities in PLN, CZK, SKK and HUF were significantly increased and business volume in the area of cross-currency swaps in these currencies rose.

Efforts to intensify business in structured products continued to be very successful. Business volume was further expanded in close cooperation with HVB from the middle of the reporting year.

(40) Comfort letters for subsidiaries

Bank Austria AG ensures, within the scope of its ownership interest and except for the event of political risk, that the following companies can meet their contractual obligations:

1) Banks in Austria

- BANK*PRIVAT* AG, Vienna
- Bank Austria Handelsbank Aktiengesellschaft, Vienna
- Bank Austria Treuhand GmbH, Vienna
- Bank Austria Creditanstalt Wohnbaubank AG, Vienna
- Creditanstalt AG, Vienna
- SKWB Schoellerbank Aktiengesellschaft, Vienna

2) Banks abroad

- JSCB HVB Bank Ukraine, Kiev

(40) Comfort letters for subsidiaries (Continued)

- Bank Przemyslowo-Handlowy PBK S.A., Kraków (*)
- HVB Bank Czech Republic a.s., Prague
- HVB Bank Slovakia a.s., Bratislava
- HVB Bank Hungaria Rt., Budapest
- HVB Bank Romania S.A., Bucharest
- HVB Bank Bulgaria EDA, Sofia
- HVB Bank Yugoslavia A.D., Belgrade
- HVB Bank Croatia d.d., Zagreb
- BA CA d.d., Ljubljana
- HVB Jelzalogbank Rt., Budapest
- HVB Bank Hipoteczny S.A., Warsaw

3) Financial services companies in Austria

- Bank Austria Creditanstalt Leasing GmbH, Vienna

Information required under Austrian law

(41) Legal basis under Austrian law

Legal basis of consolidated financial statements prepared in accordance with International Accounting Standards (IAS) in Austria: pursuant to the Austrian Consolidated Financial Statements Act as published in the Federal Law Gazette BGBl No. 49/1999 of 26 March 1999, a new Section 59a was introduced to the Austrian Banking Act. Under Section 59a, a bank preparing consolidated financial statements in accordance with internationally accepted accounting principles is exempted from the obligation to prepare consolidated financial statements pursuant to the Austrian Banking Act. To qualify for such exemption, consolidated financial statements must be consistent with the rules contained in Council Directive 86/635/EEC on the annual accounts and consolidated accounts of banks and other financial institutions, and meet the requirements of Section 245a (1) items 2 to 5 and (2) of the Austrian Commercial Code.

The auditors must certify that these requirements are met, and "the auditors' report shall report on the findings of the audit of the consolidated financial statements, and of the management report of the Group, in a manner which is at least equivalent to that required by Section 274 (1) to (4) of the Austrian Commercial Code".

IASs are internationally accepted accounting principles and the auditors have certified that the requirements of Section 59a of the Austrian Banking Act have been met. Thus the 2001 consolidated financial statements of Bank Austria AG in accordance with IAS meet the legal requirements applicable in Austria.

Pursuant to Section 59a of the Austrian Banking Act in conjunction with Section 30 of the Austrian Banking Act, the superordinate credit institution having its registered office in Austria must prepare consolidated financial statements. Therefore these consolidated financial statements have been prepared from the perspective of Bank Austria AG, Vienna, as superordinate domestic credit institution.

A complete list of equity interests of Bank Austria AG is given in the notes to the company's separate financial statements.

(*) In addition, a complementary letter of comfort is available from HVB up to the HVB Group's equity interest.

(42) Shareholders' equity of Bank Austria

Shareholders' equity is composed of paid-in capital (nominal capital plus capital reserves) of Bank Austria AG, the Group's parent company, and earned capital (retained earnings of the Group plus consolidated net income).

As Bank Austria AG pays dividends on the basis of Austrian law, only part of the shareholders' equity calculated pursuant to the Austrian Commercial Code and the Austrian Banking Act is available for distribution: accumulated profit, free revenue reserve, and capital reserve not subject to legal restrictions. For 2001, a maximum amount of € 173.1 m (2000: € 288 m) was available for distribution.

(43) Employees

In 2001 and 2000, the Bank Austria Group employed the following average numbers of staff (the employees of the Bank Przemyslowo-Handlowy PBK Group, Poland, are not included in the average number for 2000 because the Group was only consolidated at the end of 2000; in the reporting year, the average full-time equivalent of staff in Poland was over 14,500. Other additions to staff numbers, primarily in the CEE area, resulted from the merger of units of HVB and Bank Austria which previously operated separately):

Employees(*)

	2001	2000
Salaried staff	31,727	16,866
Other employees	291	305
TOTAL	**32,018**	**17,171**
of which: in Austria	*13,562*	*13,290*
of which: abroad	*18,456*	*3,881*

(*) Average man-years of staff employed in Bank Austria, excluding apprentices and employees on unpaid maternity or paternity leave.

(44) Information on members of the Managing Board, the Supervisory Board and the Employees' Council of Bank Austria AG

Expenses for severance payments and pensions

Severance payments and pensions include allocations to and reversals of the provision for pensions and severance payments. In the reporting year, allocations and payments into a pension fund for members of the Managing Board, senior executives and their surviving dependants totalled € 5.9 m (2000: € 4.9 m); allocations and payments into a pension fund for other employees and their surviving dependants amounted to € 111.3 m (2000: € 82.6 m).

Emoluments of members of Bank Austria AG's Managing Board and Supervisory Board

The emoluments of 11 members of the Managing Board in the 2001 business year totalled € 6.8 m (2000: € 7.5 m). Emoluments for activities on behalf of subsidiaries amounted to € 0.1 m as in the previous year.

Payments to former members of the Managing Board and their surviving dependants totalled € 3.5 m (2000: € 3.6 m). Emoluments for activities on behalf of subsidiaries amounted to € 0.01 m (2000: € 0.04 m).

The emoluments of members of the Supervisory Board active in the 2001 business year totalled € 0.3 m (2000: € 0.5 m) for Bank Austria AG. In the reporting year, no emoluments were paid for activities on behalf of subsidiaries (2000: € 0.02 m). Emoluments include directors' fees, annual bonuses, expense allowances and commissions.

(44) Information on members of the Managing Board, the Supervisory Board and the Employees' Council of Bank Austria AG (Continued)

Loans and advances to members of the Managing Board and the Supervisory Board of Bank Austria AG

As at the balance sheet date, no loans and advances were outstanding to members of the Managing Board (2000: € 0.1 m).

Loans to members of the Supervisory Board amounted to loans amounted to € 0.53 m (2000: € 0.54). New loans amounted to € 0.06 m, while repayments totalled € 0.04 m. Other changes resulted from the new composition of the Supervisory Board. Loans to the Supervisory Board include those made to members of the Employees' Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans is the rate charged to employees of Bank Austria AG.

(45) Breakdown of securities pursuant to the Austrian Banking Act

The following table gives a breakdown of securities pursuant to Section 64 of the Austrian Banking Act:

	Unlisted	Listed	of which valued at fixed assets	of which other valuation	Total 2001	Total 2000
	€ m					
Bonds and other fixed-income securities	1,490	12,650	8,428	4,222	14,140	23,405
Shares and other variable-yield securities	3,819	503	304	200	4,323	3,649
Equity interests	997	247	247	—	1,244	1,363
Shares in subsidiaries	1,024	16	16	—	1,040	1,245
TOTAL SECURITIES	**7,330**	**13,417**	**8,995**	**4,422**	**20,747**	**29,662**

(46) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles

The main differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Austrian Commercial Code/Austrian Banking Act) are as follows:

1) objective and content of financial statements in accordance with IAS,
2) formats for the balance sheet and the income statement,
3) recognition and valuation principles,
4) group of companies to be consolidated,
5) accounting for deferred taxes,
6) different assumptions used in calculating staff costs arising from pensions and similar obligations,
7) separation of minority interests held outside the Group from shareholders' equity,
8) more extensive disclosure requirements in the notes.

1) Objective and content of financial statements in accordance with IAS

The objective of financial statements in accordance with IAS is to provide structured information about the financial position, performance and changes in financial position of an enterprise that is useful to a wide range of users in making economic decisions.

(46) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Continued)

Under International Accounting Standards, this objective is met through timely, complete, transparent and fair value-based reporting (see also the information in note 1 on the valuation of financial instruments); determination of net income for the period on the accrual basis of accounting; and a form of presentation that is in line with proper business management principles. This enhances the international comparability of financial statements in accordance with IAS, as against financial statements prepared in conformity with local accounting standards.

A cash flow statement is an integral part of financial statements prepared in accordance with IAS.

Dividend payments are not determined or restricted by consolidated financial statements in accordance with IAS. Profit distributions are always made on the basis of the separate financial statements, prepared in accordance with local rules, of the company paying the dividend.

Purely tax-induced values are not allowed in financial statements prepared in accordance with IAS. Tax effects are reflected in the tax expense for the period, including deferred taxes (see 5 below), of the enterprise.

The notes to the financial statements contain disclosures and explanations providing users with relevant information and enabling them to properly assess the development of the enterprise during the reporting period (see 8 below).

2) Formats for the balance sheet and the income statement

International Accounting Standards do not set out compulsory formats for the balance sheet and the income statement. The IAS rules usually contain minimum requirements and leave it to the reporting enterprises to find the formats best suited to the objectives and purposes of presenting information.

An obvious difference between financial statements in accordance with IAS and those pursuant to the Austrian Banking Act is the compact presentation of the balance sheet and the income statement, making them easier to read. This does not result in any loss of information because the disclosure of numerous details, as well as additional breakdowns and explanatory notes which are not given in respect of financial statements prepared pursuant to the Austrian Commercial Code/Austrian Banking Act, significantly increases the content of information provided to users. Loan loss provisions are presented on the face of the balance sheet, and the net charge for losses on loans and advances is disclosed in the income statement, in addition to further details on credit risk given in the notes. All this provides a considerably improved insight into the bank's credit risk policy.

3) Recognition and valuation principles

Financial reporting under Austrian law is guided by the principles of prudence, especially the principle of recognising possible losses but not anticipating possible gains. This principle is not applicable under the IAS rules.

Specific differences in individual items of the balance sheet and the income statement are explained in the notes to these items. The valuation of financial instruments in accordance with IAS 39, explained in note 1 differs from Austrian generally accepted accounting principles.

4) Consolidated companies

All significant controlled companies must be consolidated in accordance with IAS. In contrast to this, pursuant to Section 30 of the Austrian Banking Act, a controlled credit institution which is not material to the consolidated financial statements must also be consolidated. The provision of Section 30 of the Austrian Banking Act which restricts the group of consolidated companies to near-financial companies is not applied for the purposes of IAS-based consolidated financial statements. Financial companies which are not controlled and in which the ultimate holding company of the Group holds only an indirect majority interest, are not consolidated in accordance with IAS.

(46) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Continued)

Compared with the group of companies to be consolidated under the Austrian Banking Act rules, this leads to numerous differences, resulting from the non-inclusion of several banks and financial institutions because these are not material to the consolidated financial statements, and from the inclusion of controlled real-estate subsidiaries and data-processing subsidiaries of Bank Austria which meet the materiality criterion. The method used to account for investments in companies in the consolidated financial statements is described in the section dealing with equity interests.

5) Accounting for deferred taxes

Under the IAS rules, differences between tax bases and amounts recognised in the balance sheet in accordance with IAS, if these differences reverse in the future, require the recognition of deferred tax assets or deferred tax liabilities, in the same way as the recognition of current tax losses and tax losses carried forward from previous periods if such tax losses may be expected to be offset in future periods. In contrast to this, under the rules of the Austrian Commercial Code, deferred taxes can arise only from timing differences between accounting profit and taxable profit; only the net amount of deferred tax liabilities, if any, must be recognised in the balance sheet.

The tax expense for the period thus comprises current tax payments made in the period and changes in deferred tax assets and liabilities during the period.

6) Different assumptions used in calculating staff costs arising from pensions and similar obligations

Pension provision

The calculation of pension provisions pursuant to the Austrian Commercial Code is often based on projected benefit valuation methods. IAS 19 requires the application of the projected unit credit method.

The discount rate chosen for discounting the projected benefit obligation under commercial law is often the same as that permitted for tax purposes. In accordance with IAS, the discount rate is determined by reference to long-term market yields on corporate bonds or government bonds.

Moreover, future salary increases resulting from career trends must be taken into account. As the underlying assumptions used for calculation purposes differ, pension provisions set up in accordance with IAS 19 are as a rule significantly higher than those pursuant to the Austrian Commercial Code. Post-employment benefits also include the provision for severance payments.

7) Minority interests held outside the Group are not part of shareholders' equity

In compliance with the IAS rules, interests in the capital of consolidated companies which are not owned, directly or indirectly through subsidiaries, by the parent company are not shown as a sub-item within consolidated shareholders' equity but as a separate balance sheet item.

8) More extensive disclosures required in the notes

For the purposes of improving comparability and achieving a fair presentation of the financial position and performance, the IAS rules require detailed information and disclosures to be given in the notes to the financial statements. Information to be presented as part of financial statements in accordance with IAS includes, for example, a statement of changes in shareholders' equity, segment reporting, and the disclosures of the fair value of assets.

(47) Consolidated capital resources and regulatory capital requirements

The following tables show the capital requirements for the Bank Austria group of credit institutions pursuant to Section 30 of the Austrian Banking Act as at the balance sheet date of 2001 and 2000, as well as the various components of Bank Austria's capital resources as at the end of 2001 and 2000.

(47) Consolidated capital resources and regulatory capital requirements (Continued)

Capital resources and capital requirements

	2001	2000
	€ m	
Core capital (Tier 1)	**5,603**	**4,880**
Paid-in capital	829	829
Capital reserve	2,153	2,172
Revenue reserve	314	191*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	1,453	1,441
Untaxed reserves	123	127
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	1,125(**)	572
Fund for general banking risks	—	—
—Intangible assets	(394)	(452)
Supplementary elements (Tier 2)	**4,076**	**3,821**
Undisclosed reserves	—	—
Supplementary capital	1,250	1,310
Participation capital	—	—
Revaluation reserve	25	209
Subordinated capital	2,801	2,302
Deductions	**(354)**	**(481)**
Net capital resources (Tier 1 and Tier 2)	**9,325**	**8,220**
Assessment basis (banking book)	**72,003**	**79,783**
Tier 1 capital ratio	*7.8%*	*6.1%*
Total capital ratio	*13.0%*	*10.3%*
Tier 3	**1,784**	**873**
Requirement for the trading book and for open foreign exchange positions	399	365
Requirement to be covered by Tier 3	**399**	**365**

(*) including that part of the accumulated profit which is not intended for distribution

(**) including an untypically large amount of minority interests as at the balance sheet date, resulting from the pending final technical transfers from HVB

Capital requirements of the Bank Austria group of credit institutions pursuant to the Austrian Banking Act

Risk weightings	Assets and off-balance sheet positions	31 Dec. 2001 Weighted amounts	Capital requirements
		€ m	
0%	37,008	—	—
10%	129	13	1
20%	11,477	2,295	184
50%	10,241	5,121	410
100%	57,183	57,183	4,575
Investment certificates	1,177	341	27
ASSETS—TOTAL	**117,215**	**64,953**	**5,197**
Off-balance sheet positions	18,734	6,920	554
Special off-balance sheet positions	66,425	130	10
BANKING BOOK—TOTAL	**202,374**	**72,003**	**5,761**

Concluding Remarks of the Managing Board of Bank Austria

The Managing Board of Bank Austria has prepared the consolidated financial statements as at 31 December 2001 in accordance with international Accounting Standards (IAS). These consolidated financial statements meet the legal requirements for exemption from the obligation to prepare consolidated financial statements under Austrian law and are consistent with applicable EU rules.

The consolidated financial statements and the management report of the Group contain all required disclosures; in particular, events of special significance which occurred after the end of the financial year and other major circumstances that are significant for the future development of the Group have been appropriately explained.

Vienna, 11 March 2002

The Managing Board

Gerhard Randa
(Chairman)

Karl Samstag
(Deputy Chairman)

Wolfgang Haller

Erich Hampel

Wilhelm Hemetsberger

Friedrich Kadrnoska

Jochen-Michael Speek

Franz Zwickl

Unaudited Consolidated Interim Financial Statements for the Three-Month Period Ended 31 March 2003

Vienna, 27 May 2003

Note

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the 1st quarter of 2003

	Notes	1 Jan - 31 March 2003	1 Jan - 31 March 2002	Change	
		€ m	€ m	€ m	in %
Interest income		1,269	1,572	(303)	(19.3)%
Interest expenses		749	970	(222)	(22.9)%
Net interest income	(5)	520	602	(82)	(13.6)%
Losses on loans and advances	(6)	128	171	(43)	(25.0)%
Net interest income after losses on loans and advances		392	431	(39)	(9.0)%
Fee and commission income		339	349	(10)	(3.0)%
Fee and commission expenses		69	64	5	7.5%
Net fee and commission income	(7)	270	285	(15)	(5.3)%
Net trading result	(8)	109	61	48	78.3%
General administrative expenses	(9)	619	673	(54)	(8.0)%
Balance of other operating income and expenses	(10)	(3)	9	(12)	(135.7)%
Operating profit		**149**	**113**	**36**	**32.2%**
Net income from investments		20	22	(2)	(9.5)%
Amortisation of goodwill		15	16	(1)	(3.3)%
Balance of other income and expenses		(1)	(1)	0	(1.9)%
Profit from ordinary activities/Net income before taxes		**153**	**118**	**35**	**29.4%**
Taxes on income		(33)	(22)	(11)	50.3%
Net income		**120**	**96**	**24**	**24.6%**
Minority interests		19	16	3	18.0%
Consolidated net income		**101**	**81**	**21**	**25.9%**

Key figures

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
Earnings per share (in €)	**0.89**	**0.71**
Cost/income ratio	**69.0%**	**70.4%**

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2003 compared with the balance sheet at 31 December 2002

	Notes	31 March 2003	31 Dec. 2002	Change	
		€ m	€ m	€ m	in %
ASSETS					
Cash and balances with central banks	(11)	1,559	1,824	(264)	(14.5)%
Trading assets	(12)	19,259	18,954	305	1.6%
Loans and advances to, and placements with, banks	(13)	28,048	29,558	(1,510)	(5.1)%
Loans and advances to customers	(14)	74,565	76,354	(1,789)	(2.3)%
—Loan loss provisions		(3,616)	(3,622)	6	(0.2)%
Investments	(15)	18,500	17,976	524	2.9%
Property and equipment	(16)	1,139	1,177	(38)	(3.2)%
Intangible assets	(17)	1,176	1,162	13	1.1%
Other assets		4,448	4,586	(138)	(3.0)%
TOTAL ASSETS		**145,077**	**147,968**	**(2,891)**	**(2.0)%**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Amounts owed to banks	(18)	41,229	41,033	196	0.5%
Amounts owed to customers	(19)	54,126	56,562	(2,435)	(4.3)%
Liabilities evidenced by certificates	(20)	19,187	19,992	(805)	(4.0)%
Trading liabilities	(21)	10,842	10,504	338	3.2%
Provisions	(22)	3,482	3,490	(8)	(0.2)%
Other liabilities	(23)	4,743	4,673	71	1.5%
Subordinated capital	(24)	6,309	6,455	(146)	(2.3)%
Minority interests		615	650	(35)	(5.4)%
Shareholders' equity		4,544	4,610	(66)	(1.4)%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**145,077**	**147,968**	**(2,891)**	**(2.0)%**

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2003 compared with the balance sheet at 31 March 2002

	31 March 2003	31 March 2002	Change	
	€ m	€ m	€ m	in %
ASSETS				
Cash and balances with central banks	1,559	2,676	(1,116)	(41.7)%
Trading assets	19,259	13,380	5,879	43.9%
Loans and advances to, and placements with, banks	28,048	38,113	(10,065)	(26.4)%
Loans and advances to customers	74,565	78,350	(3,786)	(4.8)%
—Loan loss provisions	(3,616)	(3,540)	(76)	2.1%
Investments	18,500	19,117	(617)	(3.2)%
Property and equipment	1,139	1,268	(129)	(10.2)%
Intangible assets	1,176	1,167	9	0.7%
Other assets	4,448	4,590	(142)	(3.1)%
TOTAL ASSETS	**145,077**	**155,120**	**(10,043)**	**(6.5)%**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Amounts owed to banks	41,229	47,313	(6,084)	(12.9)%
Amounts owed to customers	54,126	57,341	(3,215)	(5.6)%
Liabilities evidenced by certificates	19,187	22,181	(2,994)	(13.5)%
Trading liabilities	10,842	7,089	3,753	52.9%
Provisions	3,482	3,251	230	7.1%
Other liabilities	4,743	4,431	313	7.1%
Subordinated capital	6,309	7,611	(1,302)	(17.1)%
Minority interests	615	1,078	(463)	(42.9)%
Shareholders' equity	4,544	4,825	(281)	(5.8)%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**145,077**	**155,120**	**(10,043)**	**(6.5)%**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS39(*)	Shareholders' equity
			€ m		
As at 1 January 2002	**829**	**2,177**	**2,148**	**(279)**	**4,875**
Consolidated net income			81		81
Dividend paid			(116)		(116)
Foreign currency translation and other changes			(55)		(55)
Gains and losses recognised directly in equity in accordance with IAS 39				40	40
As at 31 March 2002	**829**	**2,177**	**2,058**	**(239)**	**4,825**

(*) Reserves in accordance with IAS 39

	31 Dec 2001	31 March 2002
Cash flow hedge reserve	(159)	(165)
Available-for-sale reserve	(120)	(74)
Total	(279)	(239)

	Subscribed capital	Capital reserves(*)	Retained earnings	Reserves in accordance with IAS39(**)	Shareholders' equity
			€ m		
As at 1 January 2003	**829**	**2,016**	**2,031**	**(266)**	**4,610**
Consolidated net income			101		101
Dividend paid			(116)		(116)
Foreign currency translation and other changes			(92)		(92)
Gains and losses recognised directly in equity in accordance with IAS 39				41	41
As at 31 March 2003	**829**	**2,016**	**1,924**	**(225)**	**4,544**

(*) Shares in controlling company (€ 161 m) deducted.

(**) Reserves in accordance with IAS 39

	31 Dec 2002	31 March 2003
Cash flow hedge reserve	(263)	(249)
Available-for-sale reserve	(3)	24
Total	(266)	(225)

Cash flow statement

	31 March 2003	31 March 2002
	€ m	
Cash and cash equivalents at end of previous period	**1,824**	**3,428**
Cash flows from operating activities	(10)	236
Cash flows from investing activities	90	(1,251)
Cash flows from financing activities	(340)	263
Effects of exchange rate changes	(5)	0
Cash and cash equivalents at end of period	**1,559**	**2,676**

Notes to the Consolidated Financial Statements

(1) Significant accounting principles

The consolidated interim report of the Bank Austria Creditanstalt Group was prepared in accordance with International Accounting Standards (IAS), as interpreted by the Standard Interpretations Committee (SIC). This interim report covering the first quarter of 2003 (1 January to 31 March 2003) is in accordance with IAS 34 (Interim Financial Reporting).

All figures are stated in Euro (EUR) million, unless otherwise stated.

(2) Changes in accounting principles in 2003

Referring to segment reporting changes (see note 27) in the allocation of costs as at 1 January 2003, which will be disclosed in the segment report, we have applied the same accounting principles and methods as in the financial statements for the year ended 2002 with the following exceptions:

- *Starting 2003 we have allocated a loan loss provision attributable to debt securities to the balance* sheet item 'Investments' (€ 19 m).
- Part of a purchase price (€ 8 m) of a non-consolidated subsidiary was reclassified to goodwill due to the allocation to a consolidated subsidiary.
- An investment in the amount of € 6 m originally shown in the item 'Loans and advances to customers' was reclassified to investments.

(3) Earnings per share

As there are no financial instruments outstanding which could have a dilutive effect on the bank's shares, basic earnings per share equal diluted earnings per share. For the first quarter of 2003, earnings per share were € 0.89 compared with € 0.71 for the previous year's first quarter.

(4) Changes within the Group in 2003

The Bulgarian Bank CB Biochim AD (including HVB Bulgaria), which was acquired during 2002, is included in the consolidated financial statements as from 1 January 2003.

The effects on the income statement of the first quarter 2003 of the two banks which were not part of the Group in the previous year but were acquired in 2002—that is, as stated above, Bank CB Biochim AD and Splitska banka, Croatia—are shown in the following table:

Income statement of Bank Austria Creditanstalt Group for the 1st quarter of 2003 (including the contribution of Biochim and Splitska)

	1 Jan - 31 March 2003	thereof Biochim and Splitska
	€ m	€ m
Interest income	1,269	28
Interest expenses	749	9
Net interest income	520	19
Losses on loans and advances	128	3
Net interest income after losses on loans and advances	392	16
Fee and commission income	339	7
Fee and commission expenses	69	1
Net fee and commission income	270	6
Net trading result	109	6
General administrative expenses	619	17
Balance of other operating income and expenses	(3)	(2)
Operating profit	**149**	**10**
Net income from investments	20	0
Amortisation of goodwill	15	0
Balance of other income and expenses	(1)	0
Profit from ordinary activities/ Net income before taxes	**153**	**10**
Taxes on income	(33)	(2)
Net income	**120**	**7**
Minority interests	19	0
Consolidated net income	**101**	**7**

Notes to the Income Statement

(5) Net interest income

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
	€ m	
Interest income from		
loans and advances and money market transactions	1,017	1,259
bonds and other fixed-income securities	157	227
shares and other variable-yield securities	33	16
companies accounted for under the equity method	8	8
investment property	6	8
Interest expenses for		
deposits	498	662
liabilities evidenced by certificates	147	202
subordinated capital	75	77
Results from leasing transactions	**19**	**25**
NET INTEREST INCOME	**520**	**602**

(6) Losses on loans and advances

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
	€ m	
Allocations to	214	256
provisions for loans and advances	204	251
provisions for contingent liabilities	10	4
Releases from	(76)	(75)
provisions for loans and advances	(72)	(70)
provisions for contingent liabilities	(4)	(5)
Recoveries of loans and advances previously written off	(10)	(10)
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**128**	**171**

(7) Net fee and commission income

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
	€ m	
Securities and custodian business	56	67
Foreign trade/payment transactions	166	168
Lending business	35	35
Other services and advisory business	12	15
NET FEE AND COMMISSION INCOME	**270**	**285**

(8) Net trading result

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
	€ m	
Equity-related transactions	26	3
Interest-rate and currency-related transactions	83	58
NET TRADING RESULT	**109**	**61**

(9) General administrative expenses

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
	€ m	
Staff costs	**349**	**376**
Wages and salaries	240	270
Social-security contributions	54	50
Expenses for retirement benefits and other benefits	55	56
Other administrative expenses	**208**	**236**
Depreciation and amortisation	**62**	**61**
on property and equipment	37	40
on intangible assets excluding goodwill	25	21
GENERAL ADMINISTRATIVE EXPENSES	**619**	**673**

(10) Balance of other operating income and expenses

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
	€ m	
Other operating income	17	28
Other operating expenses	20	19
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	(3)	9

Notes to the Balance Sheet

(11) Cash and balances with central banks

	31 March 2003	31 Dec. 2002
	€ m	
Cash and balances with central banks	1,359	1,630
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	200	194
Treasury bills and non-interest-bearing Treasury notes as well as similar debt instruments issued by public issuers	187	179
Bills of exchange	14	15
CASH AND BALANCES WITH CENTRAL BANKS	**1,559**	**1,824**

(12) Trading assets

	31 March 2003	31 Dec. 2002
	€ m	
Bonds and other fixed-income securities	**6,708**	**6,894**
Money market paper	627	850
Debt securities	5,618	5,579
issued by public borrowers	1,922	1,505
issued by other borrowers	3,696	4,074
Group's own debt securities	463	465
Shares and other variable-yield securities	**1,272**	**1,293**
Shares	68	81
Investment certificates	768	763
Other	436	449
Positive market values on derivative financial instruments	11,261	10,750
Equity derivatives	49	41
Interest-rate and currency derivatives	11,212	10,709
Other trading assets	**18**	17
TRADING ASSETS	**19,259**	**18,954**

(13) Loans and advances to, and placements with, banks—breakdown by product

	31 March 2003	31 Dec. 2002
	€ m	
Loans and advances	8,716	9,615
Money market placements	19,332	19,943
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**28,048**	**29,558**

(14) Loans and advances to customers—breakdown by product

	31 March 2003	31 Dec. 2002
	€ m	
Loans and advances	72,986	73,694
Other receivables	1,578	2,660
LOANS AND ADVANCES TO CUSTOMERS	**74,565**	**76,354**

(15) Investments

	31 March 2003	31 Dec. 2002
	€ m	
Held-to-maturity investments—debt securities	**7,362**	**7,341**
Available-for-sale investments	**10,380**	**9,880**
Shares in unconsolidated subsidiaries	1,105	1,234
Shares in other companies	2,212	2,378
Other fixed-income securities	3,921	3,132
Shares and other variable-yield securities	3,141	3,136
Securities held as short-term investments	*1,452*	*1,445*
Securities held as long-term investments	*1,690*	*1,691*
Investments in companies accounted for under the equity method	**330**	**325**
Investment property	**428**	**431**
INVESTMENTS	**18,500**	**17,976**

(16) Property and equipment

	31 March 2003	31 Dec. 2002
	€ m	
Land and buildings used for banking operations	734	742
Other land and buildings	20	18
Other property and equipment	386	418
PROPERTY AND EQUIPMENT	**1,139**	**1,177**

(17) Intangible assets

	31 March 2003	31 Dec. 2002
	€ m	
Goodwill	900	872
Other intangible assets	276	290
INTANGIBLE ASSETS	**1,176**	**1,162**

(18) Amounts owed to banks—breakdown by product

	31 March 2003	31 Dec. 2002
	€ m	
Repayable on demand	7,527	3,883
With agreed maturity dates or periods of notice		
Loans raised	10,640	10,603
Money market deposits by banks	21,892	21,028
Other amounts owed to banks	1,169	5,519
AMOUNTS OWED TO BANKS	**41,229**	**41,033**

(19) Amounts owed to customers—breakdown by product

	31 March 2003	31 Dec. 2002
	€ m	
Savings deposits	**17,541**	**17,578**
Other amounts owed to customers	**36,586**	**38,983**
Repayable on demand	15,567	16,808
With agreed maturity	21,019	22,176
AMOUNTS OWED TO CUSTOMERS	**54,126**	**56,562**

(20) Liabilities evidenced by certificates—breakdown by product

	31 March 2003	31 Dec. 2002
	€ m	
Debt securities issued	14,462	14,926
Mortgage bonds and local-authority bonds	2,438	2,559
Other debt securities issued	12,023	12,367
Other liabilities evidenced by certificates	4,725	5,066
LIABILITIES EVIDENCED BY CERTIFICATES	**19,187**	**19,992**

(21) Trading liabilities

	31 March 2003	31 Dec. 2002
	€ m	
Negative market values on derivative financial instruments	**10,842**	**10,504**
Equity derivatives	39	34
Interest-rate and currency derivatives	10,659	10,301
Other trading liabilities	144	169
TRADING LIABILITIES	**10,842**	**10,504**

(22) Provisions

	31 March 2003	31 Dec. 2002
	€ m	
Provisions for retirement benefits and similar obligations	2,616	2,609
Provisions for taxes	553	588
Current taxes	78	78
Deferred taxes	474	510
Provisions for restructuring costs	1	2
Provisions for contingent liabilities	128	100
Other provisions for impending losses	184	191
PROVISIONS	**3,482**	**3,490**

(23) Other liabilities

	31 March 2003	31 Dec. 2002
	€ m	
Negative market values on derivative hedging instruments	3,069	3,082
Other amounts payable	1,466	1,478
Deferred income	208	112
OTHER LIABILITIES	**4,743**	**4,673**

(24) Subordinated capital

	31 March 2003	31 Dec. 2002
	€ m	
Subordinated liabilities	5,054	5,207
Supplementary capital	1,254	1,247
SUBORDINATED CAPITAL	**6,309**	**6,455**

Additional IAS Disclosures

(25) Employees

(full time equivalent)	31 March 2003	31 March 2002
Bank Austria Creditanstalt Group	31,489	31,437
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business *(Funktionstochtergesellschaften)*(*)	11,820	12,443
CEE and other subsidiaries(**)	19,669	18,994
...of which: Poland	11,939	13,891

(*) Including Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, Capital Invest KAG, Asset Management GmbH, BA/CA Asset Finance Ltd., BA Cayman Islands Ltd., Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG.

(**) Including the non-consolidated HVB Bank Yugoslavia a.d. and the consolidated Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, Capital Invest KAG, Asset Management GmbH, BA/CA Asset Finance Ltd., BA Cayman Islands Ltd., Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG.

(26) Events after the balance sheet date

Legal Proceedings

- We are engaged in litigation with former and current employees relating to a 1999 restructuring of our pension plans.

In 1999, the former Bank Austria AG, the former Creditanstalt AG and other Austrian savings institutions converted their pension plans for employees retiring in 2000 and later years from direct defined benefit arrangements into defined contribution arrangements using two outside public pension funds as benefit providers. The great majority of the then active employees of Bank Austria Aktiengesellschaft and Creditanstalt AG were affected by the conversion, either as a result of savings bank sector or company-specific collective bargaining arrangements or as a result of individual election. For employees, participation in the conversion meant that their right to receive a defined company pension directly from us following retirement was converted into a right to a share of the assets (and hence the investment performance) of the pension funds. Approximately 60 of our company's employees elected not to participate in the conversion and so continued to be covered by our defined benefit plan. Bank Austria Aktiengesellschaft and Creditanstalt AG contributed an aggregate of approximately € 690 million to the pension funds in consideration for their assumption of the liabilities for the service periods of the affected employees before January 1, 2000. For service periods after that date, Bank Austria Aktiengesellschaft and Creditanstalt AG agreed to make periodic defined contributions to the pension funds.

The pension plan arrangements of employees who retired before January 1, 2000 were unaffected by the conversion.

The worldwide decline in equity markets since 1999 has caused the performance of the pension funds to fall significantly below the funds' forecasts. Certain groups of employees who have retired or who plan to retire over the next few years claim that we should compensate them for the loss they have suffered as a result of the underperformance of the pension funds. Some former and current employees have initiated litigation seeking to recover from us any present or future shortfalls in their pension payments from the pension funds determined by reference to what their defined benefit claims would have been had the conversion not occurred. Furthermore, in relation to the same matter, the Austrian Union Association (*Österreichischer Gewerkschaftsbund*) has initiated litigation against the Austrian Savings Bank Association (*Sparkassenverband*), seeking to obtain a declaratory judgment on the illegality of the conversion and transfer of the pension obligations.

(26) Events after the balance sheet date (Continued)

We are convinced that the transfer of the pension obligations was carried out in full compliance with applicable legal requirements. The business model of the public pension funds was approved by the Austrian Financial Market Authority.

At present, we consider the risk that a court will order us to guarantee a certain pension level for all employees affected by the conversion to be remote. If, however, we were ordered to guarantee pension levels for all employees who worked with us before the conversion at pre-conversion levels, the costs to us could be material, depending on the investment performance of the pension funds, mortality rates and other factors. You should not assume that this could not occur. We cannot rule out the possibility that employment courts will grant some compensation awards, particularly to employees who were close to retirement when the conversion occurred.

In 2002, in accordance with savings bank sector collective bargaining agreements, we made a single € 7.3 million payment to the two pension funds to offset partially pension reductions for employees who retired between 2000 an 2002. As a result of this payment, as well as the release of certain funding reserves that had been established within the pension funds, the excess of the amount that would have been paid under the pre-2000 program over the amount available under the new arrangements was reduced to approximately 3 per cent as at the end of 2002. These adjustments do not insulate plan participants against future investment losses.

- Bank Burgenland Litigation: According to press reports, the governor (Landeshauptmann) of the Austrian province of Burgenland has announced that the province is preparing to commence a lawsuit against us claiming damages of up to € 150 million in the wake of a financial crisis affecting Bank Burgenland, a regional bank for which the province provides a deficiency guarantee. The reports indicate that the suit might also include the Republic of Austria and Austrian bank supervisory authorities as codefendants for alleged lapses in regulatory supervision.

We formerly held a 34% equity interest (43% voting) in Bank Burgenland. In 2000, a fraud involving the former chief executive officer of Bank Burgenland and the owner of a group of companies that in the aggregate constituted Bank Burgenland's largest borrower threatened to cause Bank Burgenland's collapse. We supported Bank Burgenland's rescue by converting approximately EUR 200 million of our outstanding credits into contingent payment claims (Besserungskapital) and extending revolving credit lines for the ongoing refinancing of Bank Burgenland. The province of Burgenland agreed to guarantee unconditionally the contingent payment claims, which are scheduled to be repaid in seven annual tranches beginning in 2004. As part of the rescue package, we transferred our entire ownership interest in Bank Burgenland to the province of Burgenland for less than one Euro. A Bank Austria employee who sat on the 15-member Bank Burgenland supervisory board consequently withdrew from that position.

The losses of Bank Burgenland for which the province bears financial responsibility are substantial relative to the size of the province's annual budget. According to press reports, the province's governor alleges that because of the size of our former shareholding in Bank Burgenland, we should bear a portion of the losses. Moreover, the province of Burgenland reportedly alleges that if a repurchase transaction that our subsidiary, Bank Austria Handelsbank AG, entered into with Bank Burgenland in May 1996 had not been entered into, the fraud would have been detected earlier and the losses that the province must bear as guarantor would be smaller.

We believe there is no legal foundation for a claim by the province or Bank Burgenland against us, and plan to contest vigorously any action that might be brought against us in this regard.

Public Offering of Ordinary Bearer Shares of Bank Austria Creditanstalt AG

At its ordinary general meeting on May 14th 2003 HypoVereinsbank AG, Munich, Bank Austria Creditanstalt's dominant shareholder, stated again that for the purpose of strengthening the HVB group's core capital ratio, it would float up to almost 25% of Bank Austria Creditanstalt's share capital via an Initial Public Offering, an intention it announced for the first time on March 28th.

(27) Changes in segment reporting with effect from 2003

1. Allocation of "Other Items":

In the past the "Other Items/Reclassifications" segment showed significant amounts which were not allocated. In 2002 Bank Austria Creditanstalt has further developed its database and set up new processes allowing the bank to allocate almost all costs (e.g. costs of major IT projects; showing all interest effects resulting from employee benefit plans in net interest income rather than in general administrative expenses) to the responsible business segment. For database reasons these changes can only be recalculated for 2002 year-end figures and not for the previous year's interim reporting periods. Bank Austria Creditanstalt discloses quarterly figures for 2002 only on a pro rata basis (e.g. first quarter 25% of 2002).

2. Change in allocation of investments:

Some investments were newly allocated to the business segment according to the management responsibilty. This change relates to interests as follows:

	2003	2002
CABET—Holding	Corporate Customers	Other Items/Reclassifications
Investkredit Bank AG	Corporate Customers	Other Items/Reclassifications
Oesterreichische Kontrollbank AG	Corporate Customers	Other Items/Reclassifications
BA-Treuhand GmbH	Real Estate Finance	Other Items/Reclassifications
Immobilienholding GmbH (profit- and substance sharing rights)	Other Items/Reclassifications	Real Estate Finance

3. Change in the principle of allocating residual costs:

The method of allocating residual costs to the income-generating units was changed with effect from 2003 as against 2002; This allocation is a kind of a "flat charge" the basis of which is the operating income. It fluctuates during a financial year in absolute and relative terms. In former years the allocation key was the sum total of allocated direct and indirect costs.

(27) Changes in segment reporting with effect from 2003 (Continued)

Segment reporting

		Domestic Private Customers and Professionals	Domestic Corporate Customers	Domestic Real Estate Finance and Customers	CEE (Central and Eastern Europe)	International Markets Domestic Operations	Asset Management	Other Items/ Reclassi- fication	BA-CA Group
		€ m							
Net interest income	Q1/2003	189	144	25	139	15	(1)	9	520
	¼ 2002(*)	200	156	22	160	32	(1)	8	576
Losses on loans and advances	Q1/2003	(24)	(66)	(8)	(29)	0	0	(1)	(128)
	¼ 2002(*)	(24)	(73)	(7)	(25)	(2)	0	(3)	(134)
Net fee and commission income	Q1/2003	111	67	3	82	3	6	0	270
	¼ 2002(*)	109	66	3	82	2	6	0	269
Net trading result	Q1/2003	0	0	0	27	57	24	1	109
	¼ 2002(*)	0	1	0	7	33	15	2	58
General administrative expenses	Q1/2003	(251)	(124)	(15)	(160)	(48)	(9)	(11)	(619)
	¼ 2002(*)	(255)	(119)	(13)	(180)	(41)	(10)	(9)	(626)
Balance of other operating income and expenses	Q1/2003	(2)	2	0	(2)	(5)	0	4	(3)
	¼ 2002(*)	4	2	0	(1)	(1)	0	(5)	(1)
Operating profit	**Q1/2003**	**23**	**22**	**5**	**57**	**22**	**19**	**2**	**149**
	¼ 2002(*)	**34**	**33**	**5**	**43**	**23**	**11**	**(7)**	**142**
Net income from investments	Q1/2003	1	7	0	7	5	0	1	20
	¼ 2002(*)	1	8	0	6	0	(2)	(5)	8
Balance of other income and expenses	Q1/2003	0	0	0	0	0	0	0	(1)
	¼ 2002(*)	0	0	0	0	0	0	(2)	(2)
Amortisation of goodwill	Q1/2003	(2)	(1)	0	(9)	(2)	0	(1)	(15)
	¼ 2002(*)	(1)	(1)	0	(11)	(7)	(1)	(1)	(22)
Net income before taxes	**Q1/2003**	**21**	**28**	**5**	**54**	**24**	**19**	**1**	**153**
	¼ 2002(*)	**34**	**40**	**5**	**37**	**16**	**9**	**(15)**	**126**
Average risk-weighted assets	Q1/2003	11,468	26,606	5,748	13,440	3,793	1,438	4,800	67,293
	2002	11,925	28,993	6,323	13,100	4,309	1,686	5,094	71,429
Equity allocated (average)	Q1/2003	711	1,650	356	833	235	89	699	4,573
	2002	739	1,798	392	812	267	105	629	4,742
Return on equity before taxes	Q1/2003	12.2%	6.8%	5.4%	25.9%	41.5%	85.5%		13.4%
	2002	18.5%	8.9%	4.2%	18.3%	23.8%	34.0%		10.6%
Cost/income ratio in %	Q1/2003	84.3%	58.5%	54.0%	65.0%	69.0%	32.2%		69.0%
	2002	81.3%	52.8%	52.9%	72.6%	62.5%	46.0%		69.3%

(*) Previous year's figures are shown on a pro rata basis (¼ of 2002 adjusted figures, as explained above).

Information according to the Austrian Banking Act

(28) Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

	31 March 2003	31 Dec. 2002
	€ m	
Paid-in capital	829	829
Capital reserve	1,489	1,489
Revenue reserve	439	416
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	2,070	2,070
Untaxed reserves	161	163
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	70	246
Less intangible assets	(606)	(639)
Core capital (Tier 1)	**4,453**	**4,574**
Supplementary capital	1,202	1,206
Revaluation reserve	82	56
Subordinated capital	2,227	2,287
Supplementary elements (Tier 2)	**3,510**	**3,549**
Deductions	(578)	(614)
Net capital resources	**7,385**	**7,509**
Assessment basis (banking book)	66,053	67,160
Tier 1 capital ratio	6.74%	6.81%
Total capital ratio	11.18%	11.18%
Available Tier 3	**1,399**	**1,548**
Requirement for the trading book and for open foreign exchange positions	366	434

CONFIDENTIAL

Bank Austria Creditanstalt

03 DEC 30 AM 7:21

Bank Austria Creditanstalt AG

(Incorporated as a joint stock company in the Republic of Austria)

Global Offering of 33,031,740 Ordinary Bearer Shares
(with no par value)

This is an offering of ordinary no-par value voting bearer shares of Bank Austria Creditanstalt AG ("Shares"). The offering consists of:

- a public offering to retail and institutional investors in the Republic of Austria (the "Austrian Offering"),
- an offering in the United States of America (the "U.S. Placement") to qualified institutional buyers ("QIBs") in reliance on Rule 144A ("Rule 144A") under the U.S. Securities Act of 1933, as amended (the "Securities Act"); and
- an offering to institutional investors outside the Republic of Austria and outside of the United States in reliance on Regulation S under the Securities Act ("Regulation S") (together with the U.S. Placement, the "International Placement").

The offered Shares are newly issued and represent a notional portion of our share capital of EUR 7.27 each (the "New Shares" and, together with the Additional Shares as defined below, the "Offer Shares"). The Offer Shares are entitled to all dividends declared or paid by us with respect to fiscal year 2003 and subsequent fiscal years. The underwriters for the offering expect to deliver the New Shares on July 11, 2003. Prior to this offering, there has been no active public market for the Shares.

For a discussion of certain risks that you should take into account in deciding whether to purchase the Offer Shares, please refer to "Risk Factors."

Offering Price: EUR 29 per Share

We have granted the underwriters an option, exercisable until 30 days following the closing date, to subscribe for and purchase up to 4,954,760 additional newly issued Shares (the "Additional Shares") at the offering price to cover over-allotments and other short positions.

The Offer Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, or outside of the United States in compliance with Regulation S. For a description of certain restrictions on transfer, see "Transfer Restrictions."

The Offer Shares are offered severally by the underwriters specified in this Offering Circular, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The Offer Shares will be represented by one or more global certificates, which will be deposited with Oesterreichische Kontrollbank AG ("OeKB"). Interests in the Shares will be credited on July 11, 2003, against payment for them, to the accounts of purchasers through the book-entry facilities of OeKB.

On June 18, 2003, the Shares were admitted for listing on the Official Market and assigned to the Prime Market segment of the Vienna Stock Exchange (*Wiener Börse*). Trading in the Shares on the Vienna Stock Exchange will commence on July 9, 2003.

Global Coordinator

HVB Corporates & Markets / CA IB

Joint Global Bookrunners and Joint Lead Managers

HVB Corporates & Markets / CA IB **Goldman Sachs International** **JPMorgan**

Joint Lead Managers

Credit Suisse First Boston **Merrill Lynch International**

Co-Lead Managers

Raiffeisen CENTROBANK **UniCredit Banca Mobiliare**

Offering Circular dated July 8, 2003

In this Offering Circular, references to "our company" are to Bank Austria Creditanstalt AG, unless the context otherwise requires. Bank Austria Creditanstalt AG prepares separate unconsolidated financial statements in accordance with Austrian generally accepted accounting principles ("Austrian GAAP").

References to "we," "us," "our group" or the "Bank Austria Creditanstalt Group" are to Bank Austria Creditanstalt AG together with its consolidated subsidiaries and associated companies (which are stated at equity and where Bank Austria Creditanstalt AG has a significant influence), unless the context otherwise requires.

References to "BPH PBK" are to Bank Przemyslowo-Handlowy PBK S.A., our company's banking subsidiary in Poland.

As used in this Offering Circular, "HypoVereinsbank" refers to Bayerische Hypo- und Vereinsbank AG, the parent company of Bank Austria Creditanstalt AG, and "HVB Group" refers to HypoVereinsbank and its consolidated subsidiaries and associated companies.

As used in this Offering Circular, references to "Central and Eastern Europe" are to Central and Eastern Europe, excluding Austria and Germany, and references to "CEE" or the "CEE region" are to the parts of Central and Eastern Europe in which we currently conduct operations (Poland, the Czech Republic, Hungary, Croatia, Slovakia, Slovenia, Romania, Bulgaria, Serbia and Montenegro and Bosnia and Herzegovina) or have a representative office (Macedonia).

Bank Austria Creditanstalt AG, with its corporate seat in Vienna, Austria, assumes responsibility for the information contained in this Offering Circular and confirms the information is true and accurate in all material respects and there are no facts the omission of which would, in the context of this offering, make the information contained in this Offering Circular misleading in any material respect.

The audited consolidated financial statements of the Bank Austria Creditanstalt Group as of and for the years ended December 31, 2001 and 2002, and the notes thereto, included elsewhere in this Offering Circular have been audited by Sparkassen-Prüfungsverband, Prüfungsstelle (the Auditing Board of the Savings Bank Auditing Association), Grimmelshausengasse 1, A-1030 Vienna, under the supervision of Klaus Goschler and Wolfgang Riedl, KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, under the supervision of Gottwald Kranebitter and Walter Reiffenstuhl, and Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, under the supervision of Philip Göth and Harald Breit, as indicated in their audit opinions with respect thereto, and are included herein in reliance upon such reports given upon their authority as independent auditors.

We have prepared this Offering Circular in connection with this offering to be used solely for the purpose of enabling prospective investors to consider the purchase of the Offer Shares. We and the other sources identified in this Offering Circular have provided the information contained in this document. Reproduction and distribution of this Offering Circular or revelation or use of the information contained herein for any purpose other than considering an investment in the Offer Shares is prohibited.

Effective from the date of commencement of discussions concerning this offering, you and each of your employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the U.S. Federal tax treatment and tax structure of this offering and all materials of any kind, including opinions or other tax analyses, that we have provided to you relating to such tax treatment and tax structure. However, the foregoing does not constitute an authorization to disclose the identity of our company or its affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information.

No person is authorized to give any information or make any representation not contained in this Offering Circular in connection with this offering. If given or made, such information or representation may not be relied upon as having been authorized by any of the underwriters or us. This Offering Circular is not an offer to sell or a solicitation of an offer to buy any security other than the Offer Shares. It is not an offer to sell to, or a solicitation of an offer to buy any Offer Shares from, any person in any jurisdiction in which it is unlawful to make such offer or solicitation. The delivery of this Offering Circular does not at any time imply that the information contained herein is correct at any time subsequent to the date of this Offering Circular. In particular, neither the delivery of this Offering Circular nor the offering, sale and delivery of any Offer Shares create under any circumstances any implication that there has been no adverse change, or any event reasonably likely to involve any adverse change, in our condition (financial or otherwise) since the date of this Offering Circular.

Applicable laws may restrict the distribution of this Offering Circular and the offer and sale of the Offer Shares in certain circumstances. You are required to comply with any such restrictions. For a further description of certain restrictions on the offer and sale of the Offer Share, please see the "Selling Restrictions" and "Transfer Restrictions" discussions in this Offering Circular.

This Offering Circular is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The Offer Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The German version of this Offering Circular has been prepared and drawn up in accordance with the provisions of the Austrian Stock Exchange Act (*Börsegesetz*) and filed with the Vienna Stock Exchange in accordance with the Stock Exchange Act and with the Filing Office (*Meldestelle*) at Oesterreichische Kontrollbank AG in accordance with the Austrian Capital Market Act (*Kapitalmarktgesetz*).

In connection with this offering, Goldman Sachs International may over-allot or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation on the part of Goldman Sachs International to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stabilization period will end no later than 30 days following the commencement of trading in the Shares.

Information on our web site, any web site mentioned in the Offering Circular, or any web site directly or indirectly linked to our or any other web site mentioned in this Offering Circular is not incorporated by reference into this Offering Circular and you should not rely on it in making your decision to invest in the Shares.

FOR AUSTRIAN INVESTORS ONLY

A German language offering circular (*Börseprospekt*) dated June 18 and June 20, 2003 and the supplement dated July 8, 2003 prepared in accordance with the Austrian Capital Market Act have been duly published and are available at the head office of Bank Austria Creditanstalt AG, Vordere Zollamtsstraße 13, A-1030 Vienna, Austria, as well as at the Raiffeisen Centrobank AG, Tegetthofstraße 1, A-1015 Vienna, Austria. Publication in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*) in accordance with Section 10, Paragraph 2 of the Austrian Capital Market Act occurred on June 20, 2003. For Austrian investors in the Offer Shares, only the information contained in the German language offering circular is legally controlling.

U.S.-RELATED MATTERS

The Offer Shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to QIBs in reliance on Rule 144A. Prospective purchasers in this offering are hereby notified that the seller of the Offer Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The Shares are not transferable except in accordance with the restrictions described under "Selling Restrictions" and "Transfer Restrictions."

The Offer Shares have not been recommended by any U.S. federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary may be a criminal offence.

Financial statements included in this Offering Circular have been prepared in accordance with accounting standards that may not be comparable to the financial statements of similar U.S. companies.

Enforcement of Civil Liabilities

Bank Austria Creditanstalt AG is a joint stock company (*Aktiengesellschaft*) organized under the laws of the Republic of Austria. The supervisory board members, management board members and certain executive officers of our company and certain experts named in this Offering Circular are residents of the Republic of Austria or other European Union member states and all or a substantial portion of the assets of such persons and of our company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Bank Austria Creditanstalt AG or such other persons or to enforce against them in U.S. courts judgments obtained in such courts based on the civil liability provisions of the U.S. securities laws. In general, the enforceability in Austrian courts of a final judgment of a U.S. court would require retrial of the case in the Republic of Austria.

Notice to New Hampshire Residents Only

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire revised statutes with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or has recommended or given

approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

Available Information

If, at any time, our company is neither subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, and if at such time the Offer Shares are "restricted securities" within the meaning of Rule 144 under the Securities Act, we will furnish, upon request, to any owner of the Offer Shares, or any prospective purchaser designated by any such owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. We will also furnish to each such owner all notices of shareholders' meetings and other reports and communications that we make generally available to our shareholders.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements relating to our business, our financial performance and results, and the industry in which we operate. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words "believes," "expects," "predicts," "intends," "projects," "plans," "estimates," "aims," "foresees," "anticipates," "targets," and similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. In this Offering Circular, forward-looking statements include, among others, statements relating to:

- our implementation of our strategic initiatives;
- the development of aspects of our results of operations;
- certain financial targets we have set for ourselves;
- our expectations of the impact of risks that affect our business, including the risks of loss on our credit exposures and the risks relating to changes in interest and currency exchange rates and in asset prices; and
- other statements relating to our future business development and economic performance and general economic trends and developments.

We base these forward-looking statements on our current plans, estimates, projections and expectations. These statements are based on certain assumptions that, although reasonable at this time, may prove to be erroneous. You should not place undue reliance on these forward-looking statements. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include:

- changes in general economic and business conditions;
- changes and volatility in currency exchange rates, interest rates and asset prices;
- changes in governmental policy and regulation and political and social conditions;
- changes in our competitive environment;
- changes in our credit ratings;
- the success of our acquisitions, divestitures, mergers and strategic alliances;
- the risk that we may not fully realize the benefits we anticipate from any cost control, risk management or other business plans or strategies that we have initiated;
- other factors that are discussed in more detail under "Risk Factors" below; and
- factors that are not known to us at this time.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, events described in this Offering Circular might not occur or actual results may vary materially from those described in this Offering Circular as anticipated, believed, estimated or expected, and we may not be able to achieve our financial targets and strategic objectives. We do not intend, and do not assume any obligation, to update industry information or forward-looking statements set forth in this Offering Circular.

PRESENTATION OF FINANCIAL INFORMATION

This Offering Circular contains (i) audited consolidated financial statements for Bank Austria Creditanstalt AG at and for the years ended December 31, 2002 and 2001 (as well as comparative figures for the year ended December 31, 2000) (including the notes thereto, the "Consolidated Annual Financial Statements") and (ii) unaudited consolidated financial statements at and for the three months ended March 31, 2003 (including the notes thereto, the "Consolidated Interim Financial Statements" and, together with the Consolidated Annual Financial Statements, the "Consolidated Financial Statements"). We prepare our Consolidated Financial Statements on the basis of International Accounting Standards ("IAS"). IAS differs in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). Certain significant differences between our accounting policies under IAS and U.S. GAAP are described under "Summary of Significant Differences Between IAS and U.S. GAAP."

As required by Austrian law, we also prepare unconsolidated financial statements under Austrian GAAP, which are not included in the Offering Circular. This Offering Circular, however, includes certain unconsolidated financial information of Bank Austria Creditanstalt AG that has been derived from the unconsolidated financial statements of Bank Austria Creditanstalt AG prepared under Austrian GAAP. See "Dividend Policy" and "Selected Statistical Information of Bank Austria Creditanstalt AG."

In addition, this Offering Circular contains certain selected statistical information of our Polish subsidiary BPH PBK that has been derived from unconsolidated financial information of BPH PBK prepared according to IAS. See "Selected Statistical Information of BPH PBK."

We have a number of *pro forma* financial presentations in this Offering Circular. The basis upon which we have prepared them is described where these presentations appear.

For ease of presentation, we rounded the financial information in a number of tables in this Offering Circular. Accordingly, in certain cases, the sum of the numbers in a column may not be the same as the total figure given for that column. Some of the percentage figures included in this Offering Circular have been calculated on the basis of exact figures, rather than rounded figures.

Our Consolidated Financial Statements are presented in Euro. References in this Offering Circular to "Euro" or "EUR" are references to the single currency of the EU member states participating in the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community ("EC Treaty"). References to "U.S. dollars" or "USD" are to the lawful currency of the United States of America, references to "PLN" or "Polish zloty" are to the lawful currency of the Republic of Poland and references to "CZK" or "Czech crowns" are to the lawful currency of the Czech Republic.

Except as otherwise stated, amounts appearing in this Offering Circular that were converted into Euro from other currencies were converted in accordance with the principles described in the Consolidated Annual Financial Statements.

To help you see how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below sets forth, for the periods indicated, the average, high, low and period-end Euro reference exchange rates of the European Central Bank ("ECB") for U.S. dollars (expressed in USD per EUR 1.00). No representation is made that U.S. dollars could have been, or could be, converted into Euro at these rates.

	USD per EUR			
Year or month	**Average**	**High**	**Low**	**Period-End**
2000	0.9244	1.0368	0.8307	0.9305
2001	0.8959	0.9545	0.8384	0.8813
2002	0.9448	1.0487	0.8578	1.0487
2003				
January	1.0618	1.0870	1.0377	1.0816
February	1.0773	1.0910	1.0706	1.0782
March	1.0807	1.1080	1.0570	1.0895
April	1.0851	1.1131	1.0582	1.1131
May	1.1592	1.1901	1.1218	1.1822
June	1.1660	1.1854	1.1413	1.1427

We have significant operations in Poland. To help you see how the value of the Polish zloty has developed vis-à-vis the Euro, the table below sets forth, for the periods indicated, the average, high, low and period-end Euro reference exchange rates of the ECB for Polish zloty (expressed in PLN per EUR 1.00). The rates stated below are provided solely for your convenience and are not necessarily the exchange rates we used in the preparation of our Consolidated Financial Statements included elsewhere in this Offering Circular. No representation is made that Polish zloty could have been, or could be, converted into Euro at these rates.

	PLN per EUR			
Year or month	**Average**	**High**	**Low**	**Period-End**
2000	4.0095	4.2627	3.8097	3.8498
2001	3.6735	3.9383	3.3433	3.4953
2002	3.8556	4.2250	3.4872	4.0210
2003				
January	4.0696	4.2222	3.9865	4.1345
February	4.1656	4.2148	4.1153	4.2148
March	4.3363	4.4200	4.2423	4.4200
April	4.2939	4.4298	4.2395	4.2680
May	4.3357	4.4072	4.2388	4.4072
June	4.4333	4.4775	4.3860	4.4775

PRESENTATION OF CUSTOMER RELATIONSHIP DATA

Many of our customers maintain customer relationships with multiple banking institutions. For this reason, customers that we count as ours may be counted by other financial institutions as their customers as well. As a result, calculations of customer share percentages based on the number of customers may involve the counting of a single customer multiple times, each time by a different institution. In addition, if a customer deals with us in more than one of our banks (for example, the customer is a client of both Bank Austria Creditanstalt AG and Schoellerbank AG), that customer normally would be counted more than once in our aggregate totals. For corporate groups, we count each separate legal entity that has a banking relationship with us as a separate customer.

TABLE OF CONTENTS

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and the Consolidated Financial Statements, including the respective notes thereto, contained in this Offering Circular.

Bank Austria Creditanstalt Group

We are one of the premier banking groups in Austria and Central and Eastern Europe. We are the largest banking group in Austria, based on total assets of EUR 145 billion as of March 31, 2003. In Central and Eastern Europe, we have a presence in eleven countries and are focused on further growth. Our activities cover a full range of corporate and retail banking, asset management and corporate finance products and services.

As of March 31, 2003, we had a client base of more than 5.3 million customers, of which approximately 1.8 million were located in Austria and 2.8 million in Poland. We had a total of 31,489 employees (full-time employee equivalents) as of March 31, 2003, of which 18,129 were located in Central and Eastern Europe, including 11,939 in Poland.

We are part of the HVB Group, which ranks among the five largest European banking groups based on total assets of EUR 680 billion as of March 31, 2003. Central to our strategy is our clearly defined focus on Austria and the CEE region within the HVB Group.

Strategy

Our strategy is to build on our position as one of the premier financial institutions in both Austria and Central and Eastern Europe. In recent years, Austria and the neighboring CEE region have been establishing numerous commercial and financial ties that more closely bind them together. With the scheduled enlargement of the European Union as several CEE countries join in 2004, we expect economic development in the CEE region to accelerate. We have positioned ourselves to benefit from this trend by combining the strengths and know-how that come from our position as a market leader in the more mature Austrian market with the opportunities that come from having a broad network of banks in the new market economies of the CEE region.

When we became part of the HVB Group in 2000, we agreed to transfer essentially all our operations outside of Austria and the CEE region to HypoVereinsbank. In turn, HypoVereinsbank agreed to transfer essentially all its operations in Austria and the CEE region to us. Today, we have the most geographically extensive network of banking operations in the CEE region, with a particularly sizable presence in Poland. Our strategy is to use our presence in Austria and the CEE region as the foundation for profit and growth, employing our resources and experience to achieve efficiencies and competitive advantage in existing and new operations.

In keeping with our geographic focus, our strategy is two-fold:

- strengthening profitability and selective growth in Austria; and
- focusing on profitable growth in the CEE region.

Our objective is to continue to reap benefits from our market-leading positions in the Austrian market while at the same time capturing growth associated with the convergence of the economies of the CEE countries and the European Union member states.

Summary Financial and Operating Data

The summary balance sheet data and summary income statement data set forth below have been derived from, and should be read in conjunction with, our Consolidated Financial Statements included elsewhere in this Offering Circular. Pro forma amounts as of and for the year ended December 31, 2000, as set forth in the notes to our consolidated financial statements as of and for the year ended December 31, 2001, give effect to our acquisition of HypoVereinsbank's subsidiaries, branches and operations in Austria and the CEE region and our sale of our subsidiaries, branches and operations outside Austria and the CEE region to HypoVereinsbank that occurred in the course of 2001, as if such acquisitions and sales had occurred as of January 1, 2000. In addition to our Consolidated Financial Statements, we also present elsewhere in this Offering Circular additional historical and unaudited supplemental financial information for our group, for our company and for our subsidiaries. You should therefore read the summary financial data and summary operating data below together with our Consolidated Financial Statements and additional historical and unaudited supplemental financial information, as well as "Operating and Financial Review and Prospects," each of which appears elsewhere in this Offering Circular.

Bank Austria Creditanstalt Group—Summary Financial Data

	As of and for the years ended December 31,				As of and for the three months ended March 31,	
	2002	2001	2000	2000	2003	2002
			pro forma		unaudited	unaudited
	in EUR million, except % and per share amounts					
Balance sheet data						
Total assets	147,968	159,597	155,010	165,019	145,077	155,120
Trading assets	18,954	13,735	9,350	14,256	19,259	13,380
Loans and advances to, and placements with, banks	29,558	42,596	41,906	39,417	28,048	38,113
Loans and advances to customers	76,354	78,583	79,886	82,320	74,565	78,350
Loan loss provisions	(3,622)	(3,425)	(2,830)	(2,856)	(3,616)	(3,540)
Investments	17,976	17,819	20,004	26,182	18,500	19,117
Property and equipment	1,177	1,308	1,746	1,248	1,139	1,268
Amounts owed to banks	41,033	48,352	50,453	59,105	41,229	47,313
Amounts owed to customers	56,562	59,962	55,657	53,047	54,126	57,341
Liabilities evidenced by certificates	19,992	23,186	28,139	31,283	19,187	22,181
Trading liabilities	10,504	7,122	n/a(1)	5,294	10,842	7,089
Other liabilities	4,673	4,420	7,012	3,005	4,743	4,431
Shareholders' equity	4,610	4,875	4,494	4,615	4,544	4,825
Supplemental balance sheet data						
Risk-weighted assets (banking book)(2)	67,160	72,003	n/a	79,783	66,053	70,326
Core capital (Tier 1)(2)	4,574	5,603	n/a	4,880	4,453	5,183
Net capital resources(2)	7,509	9,325	n/a	8,220	7,385	8,558
Tier 1 capital ratio(2) (in %)	6.8	7.8	n/a	6.1	6.7	7.4
Total capital ratio (solvency ratio)(2) (in %)	11.2	13.0	n/a	10.3	11.2	12.2
Income statement data						
Net interest income after losses on loans and advances	1,770	1,969	1,804	1,575	392	431
Net fee and commission income	1,076	1,061	1,093	862	270	285
Net trading result	231	261	236	137	109	61
General administrative expenses	2,503	2,773	2,596	2,159	619	673
Operating profit	572	552	492	357	149	113
Net income before taxes	504	655	800	662	153	118
Consolidated net income	309	483	n/a	592	101	81
Supplemental income statement data						
Earnings per share (in EUR)	2.71	4.24	n/a	5.17	0.89	0.71
Return on equity after taxes (in %)	6.5	10.2	n/a	13.1	8.9	6.6
Return on assets (in %)	0.20	0.30	n/a	0.39	0.28	0.21
Cost/income ratio (in %)	69.3	68.8	69.6	67.9	69.0	70.4
Losses on loans and advances/risk-weighted assets (banking book) (in %)	0.77(3)	0.98	n/a	0.85(3)	0.77(3)	0.97(3)
Losses on loans and advances/net interest income(4) (in %)	23.3	26.3	26.2	29.7	24.6	28.4

(1) Included in Other liabilities.

(2) Prepared in accordance with the Austrian Banking Act.

(3) Based on average risk-weighted assets.

(4) We sometimes refer to this ratio in other contexts as our risk/earnings ratio.

Bank Austria Creditanstalt Group—Summary Operating Data

	As of December 31,			As of March 31,	
	2002	2001	2000	2003	2002
Number of employees (full-time employee equivalents)					
Bank Austria Creditanstalt Group	29,767	32,164	26,596	31,489	31,437
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business (*Funktionstochtergesellschaften*)(1)	11,916	12,636	13,322	11,820	12,443
CEE and Bank Austria Creditanstalt AG's other subsidiaries(2)	17,851	19,528	13,274(3)	19,669	18,994
of which: Poland	12,089	14,387	8,829(3)	11,939	13,891
Offices					
Bank Austria Creditanstalt Group	1,345	1,284	1,022	1,316	1,236
Austria	449	527	518	446	525
CEE and rest of the world	896	757	504(3)	870	711
of which: Poland	561	649	391(3)	538	606

(1) Including six unconsolidated subsidiaries.

(2) Including the unconsolidated HVB Bank Yugoslavia a.d. and the consolidated Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria Creditanstalt Gruppe GmbH, Asset Management GmbH, Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG, BA/CA Asset Finance Limited and Bank Austria Cayman Islands Ltd.

(3) Without subsidiaries then held by HypoVereinsbank.

Summary of the Offering

Offering	Bank Austria Creditanstalt AG is offering 33,031,740 of its new ordinary no-par value voting bearer shares. In addition, the underwriters have been granted an over-allotment option with respect to up to 4,954,760 shares. The offering consists of a public offering to retail and institutional investors in Austria, a private placement in the United States to qualified institutional buyers in reliance on Rule 144A and private placements to institutional investors outside of Austria and the United States in reliance on Regulation S.
Offer Shares	New ordinary no-par value voting bearer shares of Bank Austria Creditanstalt AG.
Offering Price	The offering price for the Offer Shares is EUR 29 per Share.
Over-Allotment Option	In the underwriting agreement, the underwriters have been granted the option, exercisable until 30 days after the closing date, to subscribe for and purchase up to 4,954,760 Additional Shares from us to cover over-allotments and other short positions. In addition, the underwriters have been granted by HypoVereinsbank the option to borrow such amount of Shares by way of a securities lending agreement.
Payment and Settlement for Offer Shares	The number of Offer Shares allotted to any investor who has placed an order with one of the underwriters will be available from that underwriter on July 9, 2003. We expect that the New Shares will be ready for delivery in book-entry form through the facilities of OeKB on July 11, 2003. The Offer Shares purchased in this offering will be represented by one or more global share certificates deposited with OeKB. Investors purchasing Shares will not be entitled to receive individual share certificates.
Lock-up Agreements	We have agreed with the underwriters in the underwriting agreement that neither we nor any of our subsidiaries will, within a period of 180 days after the closing date, without the prior consent of certain underwriters, directly or indirectly, (i) issue, offer, lend, pledge, sell or conclude any option or contract to sell or post as collateral, any Shares, including securities that represent rights to subscribe for Shares, or (ii) enter into any swap or similar agreement that transfers, in whole or in part, any elements of ownership of the Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or similar securities or in cash, or announce an intention to engage in any such transaction described in clause (i) or (ii). There are certain exceptions to the lock-up, such as for the delivery of the Offer Shares and routine market-making. HypoVereinsbank has agreed to substantially the same lock-up provisions in the underwriting agreement.
Use of Proceeds	We expect that the net proceeds to our Company from the sale of the 33,031,740 New Shares in this offering will be approximately EUR 898 million, after deducting estimated discounts and commissions to the underwriters and other expenses (including Austrian capital contribution tax of 1% of the gross proceeds of this offering) of approximately EUR 60 million that reduce the net proceeds to us. If the over-allotment option granted to the underwriters is fully exercised, the net

	proceeds would increase to approximately EUR 1,037 million, and the expected aggregate commission (already deducted in the aforementioned figure) would increase by approximately EUR 5 million to EUR 65 million. We intend to use the net proceeds from this offering to support our expansion in Central and Eastern Europe and for general corporate purposes. In this regard, we intend to use a part of the net proceeds from the completion of this offering to acquire from HypoVereinsbank its remaining 18.95% shareholding in BPH PBK at a purchase price of EUR 439 million.
Dividends	The Shares being offered in this offering entitle the holders thereof to full dividend rights for the full fiscal year 2003.
Voting Rights	Each of the Offer Shares entitles its holder to one vote at our shareholders' meeting. Because HypoVereinsbank will continue to own more than 77.5% of our share capital after completion of the offering (more than 75.0% if the over-allotment option is fully exercised), it will control the outcome of votes on nearly all shareholders' resolutions.
Listing and Quotation	On June 18, 2003, the Shares were admitted for listing on the Official Market and assigned to trading on the Prime Market segment of the Vienna Stock Exchange. We expect trading in the Shares on the Vienna Stock Exchange to commence on July 9, 2003. For information on the Vienna Stock Exchange, see "The Vienna Stock Exchange."
Closing Date	The closing of this offering is expected to occur on July 11, 2003.
Securities Identification Numbers . . .	ISIN: AT 0000995006
Trading Symbol	BACA
Risk Factors	For a discussion of certain risk factors that you should take into account in deciding whether to purchase the Offer Shares, see "Risk Factors."

RISK FACTORS

Before purchasing the Offer Shares, you should consider carefully the specific risk factors set out below, as well as the other information contained in this Offering Circular. Any of the risks described below could have a material adverse impact on our business, prospects, results of operations or financial condition and could therefore have a negative effect on the market price of the Offer Shares. They could also, alone or together with other factors, prevent us from reaching the financial targets we have set for ourselves.

Risks Relating to Our Business

Our Operating Environment is Challenging

Recently, the Austrian economy has fared better than some of the other mature Western European economies, as a number of the country's largest companies have taken restructuring measures to improve their performance. The performance of the economy depends heavily upon export sales, particularly in component and sub-assembly manufacturing. The Austrian economy is strongly influenced by international economic trends affecting the European Union, and particularly by trends in neighboring Germany, where the economy has been performing weakly for some time. A lasting decline in growth in Central and Eastern Europe would affect Austria more than other Western European countries because of the comparatively high proportion of Austrian exports connected with that region. The economy in Poland, where we have our largest presence outside Austria, has been struggling with low growth and high unemployment. Declining interest rates in Austria, Poland and other regions in which we operate put pressure on our margins.

Competition in the Austrian banking sector remains intense and is largely a result of excess capacity, most notably in the retail sector. As a result of fierce competition, interest margins are under constant pressure and credit pricing in the industry has at times not adequately reflected credit default risk associated with individual loans. In applying our credit policy, we are pursuing a strategy of improving the correlation between credit risks and our credit pricing and of considering our relationship with the customer as a whole, including the extent to which the relationship generates fee income. We cannot guarantee, however, that we will be successful with this strategy in the current competitive environment and, as a consequence, may miss our target of reducing our ratio of losses on loans and advances to net interest income to 20% by 2006.

A particular challenge for us in Austria is that our market penetration in some sectors is already so substantial that we encounter counterparty and other risk management limits, which may restrict our ability to increase our business. As we are such a significant participant in the Austrian banking market, it is difficult for us to insulate ourselves from trends that adversely affect the Austrian economy as a whole. In the short- to medium-term, labor unrest associated with the Austrian government's plans for state pension reforms may adversely affect the Austrian economy's growth.

Central and Eastern European Expansion Poses Special Challenges

A cornerstone of our strategy is to expand and develop our business in Central and Eastern Europe. The countries of Central and Eastern Europe have undergone rapid political, economic and social change in recent years. Accession to the European Union for many of the countries in which we operate will lead to further changes. Economic growth in Central and Eastern Europe may be restrained in coming years by European Union fiscal and monetary disciplines, which may limit a country's ability to respond to local economic needs. However, some CEE countries still have to raise tax rates and levies to European Union standards to put public sector finance on a sustainable basis. The first group of accession candidates (Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia) is currently scheduled to join the European Union in May 2004. A delay in or disruption of accession may have material adverse consequences for the economies of the CEE region countries and, by extension, for us. We expect that, with accession, new entrants will move into the CEE banking markets and existing entrants will seek to expand their presence, increasing competitive pressures.

Presently, declining interest rates are depressing our interest margins, which we might not be able to offset fully by increases in fee income and lower loan loss provisions. Developments in the CEE economies beyond our control, such as rapid inflation or deflation, exchange rate or interest rate fluctuations, the failure of personal income levels to grow at expected rates, recession, labor unrest and

higher unemployment, rapid changes in capital flows, declines in credit quality, political shifts and other developments, could affect us adversely. (Developments of these kinds in Austria could also, of course, affect us adversely.) A failure by our CEE operations to meet our performance expectations may result in downward adjustments of the book values (particularly goodwill) of those operations, with corresponding negative effects on our earnings, as well as in a failure to reach our target of increasing the contribution of our CEE segment to our net income before taxes to 38% by 2006.

Our CEE Operations Expose Us to Foreign Currency Risks

Our heavy involvement in the CEE countries causes our results to be exposed to the effects of fluctuations in the value of the Euro vis-à-vis the local currencies of CEE countries. For a discussion of the limited way in which we attempt to hedge some of the foreign exchange risk relating to our net income, see "Operating and Financial Review and Prospects—Effects of Currency Fluctuations."

Regulatory Constraints Affect the Conduct of Our Business in the CEE Region

At present, tax and regulatory constraints affecting the repatriation to Austria of profits from our CEE subsidiaries can be considerable, making such repatriation economically unattractive. These constraints make it difficult for us to optimize the capitalization levels of our CEE subsidiaries. We anticipate that these taxes and other restrictions will be reduced or eliminated in many of these countries as they move toward accession to the European Union, but we cannot guarantee that this will be the case. In Poland, we plan to utilize the capital of our subsidiary BPH PBK with increased efficiency through continued growth in risk-weighted assets.

Bankruptcy law systems in the CEE region have at times made it comparatively difficult for us to receive payouts on claims related to, or to foreclose on collateral that secures, extensions of credit that we have made to entities that have subsequently filed for bankruptcy protection.

The Successful Integration of Our Operations is Essential

Over the past several years, we have made a number of important acquisitions, including acquisitions of operations and interests in Central and Eastern Europe that formerly belonged to our parent company, HypoVereinsbank. As part of our growth strategy, we may make further acquisitions over the next several years, including through the investment of a substantial portion of the proceeds from this offering. See "Use of Proceeds." Acquisitions and combinations raise significant management and financial challenges, including:

- the need to integrate the infrastructure of acquired businesses, including management information systems and risk and asset-liability management systems;
- the resolution of outstanding legal, regulatory, contractual or labor issues arising from the acquisition;
- the integration of marketing, customer service and product offerings; and
- the integration of different company and management cultures.

These challenges can strain our management and financial resources. Cross-border acquisitions, such as in the CEE region, can be even more challenging because of differences in language, national cultures, business practices and political and legal systems. We aim to bring our substantial experience with complex combinations of banking organizations to bear in integrating our CEE operations.

We are in the process of streamlining our Polish operations by introducing new systems and reducing staff following the merger of the two Polish banks that make up our Polish operations. In addition, we are upgrading credit policies and procedures and risk management systems in our operations in Poland and other CEE countries. Local policies, systems, processes and procedures have not yet, however, reached the standards achieved in the more mature Austrian market. Banking activities in Central and Eastern Europe, in particular in Poland, therefore may present greater credit and operational risks than those in Austria.

Although we believe that the integration of our operations has progressed satisfactorily, there can be no assurance that significant difficulties will not arise or that material additional expenditures will not be necessary in connection with past and future acquisitions. If we cannot successfully integrate acquired companies on a timely and efficient basis or are unable to avoid incurring higher than expected

costs in the integration process, or cannot sufficiently expand the business or otherwise improve the profitability of the banks we acquire, we may be unable to achieve all the anticipated synergies or other expected benefits. Failure to integrate our operations successfully could have a material adverse impact on our financial condition and results of operations and could prevent us from reducing our cost/income ratio to 63% by 2006.

Our Trading Income is Volatile

Our trading income is dependent on numerous factors beyond our control, such as the general market environment, overall trading activity, interest rate levels, fluctuations in exchange rates and general market volatility. A substantial amount of our trading income has been derived from alternative investment strategies. See "Operating and Financial Review and Prospects—Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001—Net Trading Result." A significant decline in our trading income, or running a trading loss, could adversely affect our ability to operate profitably.

Our Non-Traditional Banking Businesses Add to Our Credit Risks

Like other banks, we are exposed to the risk that third parties who owe us money, securities and other assets will not perform their obligations. Many of the businesses we engage in beyond the traditional banking businesses of lending and deposit-taking also expose us to credit risk. Non-traditional sources of credit risk can, for example, arise from:

- holding securities of third parties;
- entering into derivative contracts under which counterparties have obligations to make payments to us;
- executing securities, futures, currency or commodity trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and
- extending credit through other arrangements.

Our Risk Management Strategies and Techniques May Leave Us Exposed to Unidentified or Unanticipated Risks

Although we invest substantial time and effort in our risk management strategies and techniques, they may nonetheless fail under some circumstances, particularly when confronted with risks that we do not identify or anticipate. Some of our methods for managing risk are based upon observations of historical market behavior. We apply statistical techniques to these observations to arrive at quantifications of our risk exposures. For more information on our risk management strategies and techniques, please refer to "Bank Austria Creditanstalt Group—Risk Management." If circumstances arise that we did not identify or anticipate in developing our statistical models, our losses could be greater than we expect. Furthermore, our quantifications do not take all risks into account. If our measures to assess and mitigate risk prove insufficient, we may experience material unexpected losses. Many of our more sophisticated trading and investment transactions are designed to profit from price movements and differences between prices. If prices move in a way that our risk modeling has not anticipated, we may experience significant losses. Assets that are not traded on public trading markets, such as derivative contracts between banks, may be assigned values that we calculate using mathematical models. Monitoring the deterioration of assets like these can be difficult and may lead to losses we have not anticipated.

Our Credit Risk is Concentrated in Austria and Poland

As a leading provider of credit to retail and business customers in Austria and Poland, our level of loan loss provisions and loan losses may increase if economic conditions in these countries deteriorate or if large borrowers in those countries become unable to pay. This could have a significant negative impact on our results of operations and financial condition.

A large portion of our credit exposure is with corporate customers (including from the public sector), which accounted for approximately 47% of our total group-wide credit exposure as of December 31, 2002. Austrian corporate customers (determined by location of registered office) accounted for approximately 66% of total corporate customer credit exposure and Polish corporate customers

represented approximately 7% of total corporate customer credit exposure. Although this credit risk is not concentrated in any particular industry or any particular borrower or group of related borrowers, a significant deterioration in the credit conditions in the corporate sector in Austria or Poland would have a material adverse impact on our results of operations and financial condition.

There Are Risks Associated with Our Complex Information Technology Systems

Large-scale institutional banking activities, such as those conducted by our group, are increasingly dependent on highly sophisticated information technology ("IT") systems. IT systems are vulnerable to a number of problems, such as computer virus infection, malicious hacking, physical damage to vital IT centers and software or hardware malfunctions. Harmonizing the IT systems of our group's financial subsidiaries to create a consistent IT architecture poses special challenges. These problems pose significant risks to us, even though we take measures to protect ourselves against them. For a discussion of an IT failure that we faced earlier this year, see "Bank Austria Creditanstalt Group—Risk Management—Operational Risk."

Unforeseeable Events Can Interrupt Our Operations and Cause Substantial Losses

Unforeseeable events, such as terrorist attacks, natural disasters and epidemics, could interrupt our operations and result in substantial losses. Such losses can relate to property, financial assets, trading positions and key employees. If our business continuity plans do not address such events or cannot be implemented under the circumstances, our losses may increase. Unforeseeable events can also lead to additional operating costs, such as higher insurance premiums and the need for redundant systems. They may also make insurance coverage for certain risks unavailable, and so increase our risk.

We Face Litigation Risks

You will find under "Bank Austria Creditanstalt Group—Legal Proceedings" a description of some litigation and investigations that you should carefully consider before making a decision to invest in the Offer Shares.

We Hold Certain Profit- and Liquidation-Sharing Rights with an Aggregate Book Value of EUR 1.3 Billion that Give Us No Control Over the Underlying Asset Portfolios and for Which There is at Present No Public Market.

In 1999, we transferred the ownership of a substantial portion of our real estate used by third parties to a holding company wholly owned by the Immobilien Privatstiftung, a private foundation we had established. Similarly, in 2000 and 2001, we transferred most of our non-banking equity shareholdings to a holding company subsidiary of the B & C Privatstiftung, another private foundation we had established.

In exchange for these transfers, we received profit- and liquidation- sharing rights that entitle us to a share of the profits generated by (or liquidation proceeds of) the two holding companies, as determined in accordance with formulae set out in the terms of the rights.

These transfers were part of an overall effort to focus our group on its core financial services activities.

The constitutive documents of the foundations and their holding company subsidiaries, as well as the terms of the profit-and liquidation-sharing rights, contain a number of provisions intended to safeguard our interests as holders of the profit- and liquidation-sharing rights. For a description of these provisions and other information concerning the rights, see "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded." The rights do not, however, confer on us the ability to control the management of the holding companies or their asset portfolios. We do not have the right to appoint or remove the directors of the foundations that control the holding companies or the managers of the holding companies themselves. We have no right to direct the timing or manner of any dispositions by the holding companies or by companies in their portfolios, or the reinvestment of disposition proceeds. In pursuing their business strategies, the holding companies may leverage their portfolio assets or use them as collateral. We have no right to revoke the foundations, alter their constitutive documents or redeem the profit- and liquidation-sharing rights. We are, however, entitled to terminate the profit- and liquidation-sharing rights in the event of a continuing material breach of their terms. Such a termination would entitle us to receive an amount determined to be equivalent to our

liquidation share, either as cash or as a non-cash distribution of the relevant holding company's assets. We are entitled to sell the rights or have them listed on a stock exchange, even though there is at present no public market for the rights.

Risks Resulting from Our Shareholder Structure

Your Votes at Our Shareholders' Meetings Will Be Ineffective to Oppose HypoVereinsbank

Following the conclusion of this offering, HypoVereinsbank will hold more than 77.5% of our share capital, or more than 75.0% if the underwriters exercise their over-allotment option in full. HypoVereinsbank has announced that it intends to maintain its ownership stake in us at or above 75%. As a result, HypoVereinsbank will have the voting majority necessary to adopt nearly all resolutions of our general shareholders' meetings, such as those concerning the distribution of dividends and the election of the Supervisory Board members representing the shareholders (who, together with the employee representatives delegated to the Supervisory Board, appoint the Management Board members), as well as resolutions covering corporate restructurings (including certain demergers and mergers), measures to alter our capital structure, amendments to our Articles of Association, the exculpation from liability of Supervisory Board members and other important matters. HypoVereinsbank's majority ownership of our Shares will also generally give it the ability to block the passage of shareholder resolutions it does not favor, including resolutions that may have a dilutive effect on its ownership stake. In purchasing our Shares, you should assume that you will have no influence over shareholder resolutions. Notwithstanding the foregoing, we cannot assure you that HypoVereinsbank will maintain any particular level of ownership of our Shares. You should expect that, following the offering, HypoVereinsbank will continue as a practical matter to have considerable influence over our business strategies.

In considering an investment in our Shares, you should not assume that HypoVereinsbank or its affiliates will act in any particular case in the interests of the shareholders of Bank Austria Creditanstalt AG as a whole.

The Holders of Our Registered Shares May Block Certain Important Shareholder Resolutions by Refusing to Attend Our Shareholders' Meetings

The holders of our registered shares must be present in order for resolutions concerning the approval of demergers, certain mergers or certain amendments to our Articles of Association to be effectively adopted. See "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG—Voting Rights and Shareholders' Meetings."

This means that, for these kinds of shareholder resolutions, the holders of our registered shares would be able to block action by absenting themselves from a shareholders' meeting. Under Austrian law, the holders of the registered shares may have an obligation not to abuse this attendance requirement, but you should not assume that this principle will apply in any particular circumstance. At present, our registered shares are held by the AVZ-Stiftung and a fund managed by one of our Austrian works' councils (*Betriebsrat*) for the benefit of our Vienna-area employees. The interests of these shareholders may not always coincide with those of our other shareholders. The attendance requirement for the holders of our registered shares was intended, in substance, to preserve a degree of legal autonomy for our group within the HVB Group. For further information concerning the attendance requirement for our registered shares, please refer to "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG." For further information concerning the holders of our registered shares, please see "Relationships and Transactions with Existing Shareholders and Certain Other Parties."

HypoVereinsbank Provides Us with Guidelines Concerning our Income, Investment and Risk Policies

It is important for HypoVereinsbank to maintain a high degree of uniformity of approach on basic issues among the banks that are members of its group. Since HypoVereinsbank acquired control of our company in 2000, we have been working to bring many of our systems and policies into accord with those of HypoVereinsbank. In keeping with our agreements with HypoVereinsbank, including in particular the Bank of the Regions Agreement described elsewhere in this Offering Circular, our Management Board exercises its management discretion within the framework of the strategies, goals and basic guidelines set by HypoVereinsbank for our income, investment and risk policies. In this

regard, HypoVereinsbank issues guidelines for our risk management, accounting, operational controlling and financial reporting. You should not assume that this offering will alter our Management Board's approach or our obligations in this regard.

We May Have Conflicts of Interest with Other HVB Group Companies

As our controlling shareholder, HypoVereinsbank may exercise considerable influence over our business strategies, even though we expect that, in accordance with Austrian law, our Supervisory Board and Management Board will act in the interests of our company, considering the interests of all our shareholders, our employees and the public. We have an agreement with HypoVereinsbank (referred to as the Bank of the Regions Agreement) that essentially puts us in charge of activities in Austria and Central and Eastern Europe and HypoVereinsbank in charge of activities in the rest of the world. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Framework Agreement—Bank of the Regions Agreement." We may nonetheless have a conflict of interest with one or more of our affiliates in some circumstances, such as when a particular transaction transcends regional demarcations. We may also have conflicts of interest when we engage with them in commercial transactions. Several of our board members and officers are also board members or officers of HypoVereinsbank. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Management and Staffing Interlocks with the HVB Group." We believe these management interlocks are to our general advantage, but they can give rise to conflicts of interest in some situations. Our policies do not allow an officer in a dual role to transact on both sides of a transaction between the HVB Group and us, and we have adopted other policies to prevent conflicts, but we cannot guarantee that conflicts will not in some instances arise. If they do, we may be adversely affected.

Counterparty limits or other risk management restrictions at the HVB Group level may from time to time limit our ability to pursue certain business, even though our own limits or restrictions would allow us to pursue such business if our group were considered in isolation.

We may in the future decide to acquire one or more companies, businesses or assets from HypoVereinsbank or one of our sister companies. Although we intend that any such transactions will be on an arm's length basis, we cannot ensure that the transfer consideration received in such transactions will be considered fair by all minority shareholders. For information concerning the currently planned purchase of certain assets from HypoVereinsbank using proceeds from this offering, please refer to "Use of Proceeds."

Financial Challenges Experienced by Other Members of the HVB Group Could Adversely Affect Us

In 2002, the HVB Group operated at a loss, reporting a consolidated operating loss of EUR 638 million, a consolidated net loss before taxes of EUR 821 million and a consolidated net loss of EUR 858 million. The HVB Group has announced a restructuring plan designed to increase the group's profitability, strengthen its capital base and significantly improve its core capital ratios. A failure of, or delay in, the implementation of HypoVereinsbank's restructuring plans, which include a number of complex transactions, may adversely affect HypoVereinsbank's market position, credit ratings, results of operations and financial condition. A downgrade in HypoVereinsbank's credit ratings or other adverse developments affecting HypoVereinsbank may adversely affect us. This could in turn have negative effects upon market perceptions of us—particularly in jurisdictions where we operate under the HVB brand name—or upon the Shares for a variety of reasons, including concerns based simply upon our membership in the HVB Group and concerns that HypoVereinsbank may decide to raise funds or more capital by further reducing its stake in our company. In this regard, HypoVereinsbank and we have agreed to certain lock-up provisions with the underwriters. See "Plan of Distribution." The underwriters may in their discretion waive the lock-up in whole or in part, and HypoVereinsbank will be free to sell Shares after the expiration of the lock-up. Negative influences on market or rating agency perceptions of us may in some circumstances result in increases in the cost of our funding, which could put pressure on our profitability. You should note that we have a variety of important business relationships (including large credit exposures) with other members of the HVB Group, as described in "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions."

Our Relationship with HypoVereinsbank May Limit Our Ability to Work with HypoVereinsbank's Competitors

For strategic reasons, we may be prevented from having close commercial relationships with HypoVereinsbank's competitors. It is also possible that such competitors may choose not to enter into certain commercial relationships with us because of our affiliation with the HVB Group. These factors could reduce our opportunities to enter into strategic alliances and other cooperative arrangements.

Risks Relating to the Shares

Absence of an Active Public Market for the Offer Shares; Volatility of Market Price

There is no active market for our equity securities. The Offer Shares will not be listed or registered in the United States. Although the Shares are admitted for listing on the Official Market and assigned to the Prime Market segment of the Vienna Stock Exchange, there is no guarantee that active trading in the Shares will develop and continue after the offering. If no active trading in the Offer Shares develops or continues after the offering, this could have a material adverse effect on the liquidity and market price of the Offer Shares. In the past, the prices of shares offered publicly for the first time have been subject to considerable price fluctuations for periods of time, which may not have corresponded to the business or financial success of the particular company. The market price for the Offer Shares could also be negatively influenced by adverse developments affecting other banks in Europe, particularly our parent company, HypoVereinsbank.

Subscription Rights Unavailable to U.S. Holders of Shares in Certain Circumstances

Except in certain limited circumstances, Austrian law confers on all of the holders of our capital shares (including holders of Shares in the United States ("U.S. Holders")) the right to purchase a sufficient number of shares to maintain their existing ownership ratios whenever our company issues new capital shares for cash. We would not be able to offer capital shares to U.S. Holders pursuant to these subscription rights unless a registration statement under the Securities Act is effective with respect to such shares, or an exemption from the registration requirements of the Securities Act is available. We intend to evaluate at the time of any future rights offering the costs and liabilities associated with any such registration statement, if required, as well as the benefits to us of enabling U.S. Holders to exercise subscription rights, and any other factors that we consider appropriate at that time. Based on these considerations, we would make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed or, if filed, would be declared effective. As a result, it is possible that subscription rights accorded to U.S. Holders would expire unexercised, and affected U.S. Holders would not realize any value from such rights. In any such case, such U.S. Holders' equity interest in our company would be diluted proportionately. See "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG—Subscription Rights."

THE OFFERING

We are offering a total of 33,031,740 Shares in Bank Austria Creditanstalt AG. In addition, the underwriters have been granted an over-allotment option with regard to up to 4,954,760 Shares. All of the Shares will be new ordinary no-par value voting bearer shares issued by our company.

The offering consists of a public offering to retail and institutional investors in Austria, a private placement in the United States to qualified institutional buyers in reliance on Rule 144A and a private placement to institutional investors outside of Austria and the United States in reliance on Regulation S.

The offering price for the Offer Shares is EUR 29 per Share. The number of Offer Shares allotted to any investor who has placed an order with one of the managers will be available from that manager on July 9, 2003. We expect that the New Shares will be ready for delivery in book-entry form through the facilities of OeKB on July 11, 2003. The Offer Shares purchased in this offering will be represented by one or more global share certificates that will be deposited with OeKB. Investors purchasing Shares will not be entitled to receive individual share certificates.

Subject to the terms and conditions set forth in the underwriting agreement among our company, HypoVereinsbank and the underwriters, the underwriters have agreed to subscribe for, or procure subscribers for 33,031,740 New Shares being offered to investors. See "Plan of Distribution."

The 33,031,740 New Shares being sold in this offering will be issued in a capital increase against cash contributions. In the event the underwriters exercise their option to acquire additional Shares, we will issue up to 4,954,760 Additional Shares in a capital increase out of authorized capital. See "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG—Authorized Capital with respect to the Offering."

Our company has granted the underwriters in the underwriting agreement an option, exercisable until 30 days after the closing date, to subscribe for and purchase up to 4,954,760 Additional Shares to cover over-allotments and other short positions. HypoVereinsbank has granted the underwriters an option to borrow up to 4,954,760 Shares.

We have agreed with the underwriters in the underwriting agreement that neither we nor any of our subsidiaries will within a period of 180 days after the closing date, without the prior consent of certain underwriters, directly or indirectly (i) issue, offer, lend, pledge, sell or conclude any option or contract to sell, any Shares, or (ii) enter into any swap or similar agreement that transfers, in whole or in part, any elements of ownership of the Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by the delivery of Shares or similar securities or in cash, or announce an intention to engage in any such transaction described in clause (i) or (ii). There are certain exceptions to the lock-up, such as for the delivery of the Offer Shares and routine market-making. HypoVereinsbank has agreed to substantially the same lock-up provisions in the underwriting agreement.

On June 18, 2003, the Shares were admitted for listing on the Official Market and assigned to the Prime Market segment of the Vienna Stock Exchange and we expect trading in the Shares to commence on July 9, 2003. The trading symbol for the Shares on the Vienna Stock Exchange will be BACA.

DIVIDEND POLICY

The Offer Shares have the same dividend rights as all other outstanding shares of our company, including full dividend rights for the entire 2003 fiscal year.

Our company's shareholders decide, by resolution, whether dividends will be paid for any fiscal year and on the amount and timing of any such dividend payments. Such resolutions are voted on at the general shareholders' meeting that follows the fiscal year in respect of which dividends are proposed to be paid. For each year, the Management Board makes a dividend proposal to the shareholders that is accompanied by a report of the Supervisory Board. We intend to hold a general shareholders' meeting within the first eight months of each calendar year. Dividends approved at a shareholders' meeting are due and payable within ten days of such meeting. As long as HypoVereinsbank holds a majority of our company's voting shares, it will have the ability to decide the outcome of most shareholder resolutions, including any resolution to pay dividends.

Payment of future dividends depends on the earnings of our company, its financial condition and other factors, including liquidity requirements, its future outlook, as well as tax, regulatory and other legal considerations. Our company's ability to pay dividends is determined based on its unconsolidated financial statements prepared in accordance with Austrian GAAP. Dividends may only be declared and paid from the annual net profits recorded in our company's unconsolidated annual financial statements as approved by the Management Board and the Supervisory Board. In determining the amount available for distribution, the annual net income (*Jahresüberschuss*) must be adjusted to account for any accumulated undistributed net profits or losses from previous years as well as for withdrawals from or allocations to reserves. Certain reserves must be established by law, and such reserves must therefore be deducted in calculating distributable profits (*ausschüttungsfähiger Bilanzgewinn*).

Based on current conditions, our management intends to recommend to our shareholders that our company continue to pay dividends at the annual rate of at least EUR 1.02 per share. You should recognize, however, that there can be no assurance that our company will have distributable profits or reserves from which it may pay dividends in any given year.

As at December 31, 2002, our company had distributable profits available for the payment of dividends in the amount of EUR 122.3 million. With respect to 2002, we have paid total dividends of EUR 116.3 million from distributable profits to our shareholders. As a result, our company currently has profits carried forward from prior years of EUR 6.0 million. As at March 31, 2003, our company had approximately EUR 400 million in unappropriated retained earnings (*Gewinnrücklagen*) and unappropriated capital reserves (*Kapitalrücklagen*) amounting to approximately EUR 1,420 million that could, in principle, be released to support dividend payments, subject to our dividend policy and the continued availability of the retained earnings and capital reserves. Our statutory reserves are fully paid in.

The following table shows the annual dividends paid by our company for the fiscal years indicated. You should not assume that past dividends are a reliable indication of future dividend levels.

	Dividends paid in EUR per Share
2000	1.02
2001	1.02
2002	1.02

CAPITALIZATION

The following table sets forth, as of March 31, 2003, the unaudited consolidated capitalization of Bank Austria Creditanstalt group on an actual basis and as adjusted to reflect the estimated net proceeds of EUR 1,037 million (after deducting estimated underwriting commissions and offering expenses to be borne by us) from the sale of 37,986,500 Shares in this offering (assuming the exercise in full of the over-allotment option), based on the offering price of EUR 29 per Share. The actual net proceeds may differ from this estimate. This table should be read in conjunction with the unaudited Consolidated Interim Financial Statements and the "Operating and Financial Review and Prospects" section appearing elsewhere in this Offering Circular.

	As of March 31, 2003	
	Prior to this offering	As adjusted after this offering
	in EUR million, except % amounts	
Capitalization(1)		
Subscribed capital	829	1,105
Capital reserves	2,016	2,777
Retained earnings	1,699	1,699
Total equity	4,544	5,581
Minority interests	615	615
Total shareholders' equity (including minority interests)	5,159	6,196
Total supplementary capital	1,254	1,254
Total subordinated debt	5,054	5,054
Total secured debt	2,595	2,595
Total long-term unsecured debt	16,592	16,592
Total capitalization	**30,655**	**31,691**
Capital Resources and Capital Requirements(2)		
Paid-in capital	829	1,105
Capital reserve	1,489	2,250
Revenue reserve	439	439
Reserve pursuant to Section 23(6) of the Austrian Banking Act	2,070	2,070
Untaxed reserves	161	161
Differences on consolidation pursuant to Section 24(2) of the Austrian Banking Act	70	70
Less intangible assets	(606)	(606)
Core capital (Tier 1)	**4,453**	**5,489**
Supplementary capital	1,202	1,202
Revaluation reserve	82	82
Subordinated capital	2,227	2,745
Supplementary elements (Tier 2)	**3,510**	**4,029**
Deductions	(578)	(423)
Net capital resources	**7,385**	**9,095**
Risk-weighted assets (banking book)	66,053	66,209
Tier 1 capital ratio (in %)	6.7	8.3
Total capital ratio (solvency ratio) (in %)	11.2	13.7
Available Tier 3	**1,399**	**881**
Requirement for the trading book and for open foreign exchange positions	366	366

(1) Figures are based on the unaudited Consolidated Interim Financial Statements prepared in accordance with IAS.

(2) Figures are prepared in accordance with the Austrian Banking Act.

USE OF PROCEEDS

We expect that the net proceeds to our company from the sale of the 33,031,740 New Shares in this offering will be approximately EUR 898 million, after deducting estimated underwriting commissions and other net proceeds-reducing offering expenses (including Austrian capital contribution tax in the amount of 1% of the gross offering proceeds) totaling approximately EUR 60 million. If the over-allotment option granted to the underwriters is fully exercised, the net proceeds would increase to approximately EUR 1,037 million, and the expected aggregate underwriting commission (already deducted in the aforementioned figure) would increase by approximately EUR 5 million to EUR 65 million.

We intend to use the net proceeds from this offering to support our further growth in Central and Eastern Europe and for general corporate purposes. Our expansion in Central and Eastern Europe may be effected through acquisitions, the expansion of existing operations or the establishment of new operations. Our general aim would be to expand our operations in Central and Eastern Europe in a way that would allow us to maintain a Tier 1 capital ratio of at least 7%, but we may make exceptions in this regard to take advantage of what we consider to be attractive growth opportunities. You should not assume that we will always maintain a Tier 1 capital ratio of at least 7%.

In this regard, we intend to use parts of the net proceeds, following the successful completion of this offering, to acquire from HypoVereinsbank its remaining 18.95% interest in BPH PBK for the aggregate purchase price of approximately EUR 439 million. This purchase price, which is above the currently prevailing market price, was settled upon in 2001 in the context of planning for the implementation of the realignment of operations called for under the Bank of the Regions Agreement. Based on the closing price for the BPH PBK shares on the Warsaw Stock Exchange on June 17, 2003, the shares to be acquired from HypoVereinsbank had a market value of around EUR 330 million. The acquisition is to be accomplished in stages. We expect to purchase a 9.5% interest shortly following this offering and, subject to the receipt of Polish regulatory approval, to purchase the balance of HypoVereinsbank's holding later this year.

We also intend to acquire an interest of up to 81% in Central Profit banka d.d. Sarajevo, the fourth largest bank in Bosnia as determined by reference to total year-end 2002 assets, which amounted to approximately EUR 186 million according to information provided by that bank. We expect that in connection with this acquisition, we will need to make a tender offer to minority shareholders holding a total interest of almost 5% in that bank in order to acquire the desired 81% interest. In addition, we plan to apply a portion of the proceeds from this offering toward the cost of our acquisition of full ownership of CAC Leasing a.s. in the Czech Republic and CAC Leasing Slovakia a.s., which we completed at the end of June 2003. We do not expect to pay more than a total of approximately EUR 60 million for these three acquisitions.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information for Bank Austria Creditanstalt Group set forth below at and for the years ended December 31, 2002, 2001 and 2000 has been derived from, and should be read in conjunction with, the audited Consolidated Annual Financial Statements included elsewhere in this Offering Circular. *Pro forma* amounts as of and for the year ended December 31, 2000, as set forth in the notes to our consolidated financial statements as of and for the year ended December 31, 2001, give effect to our acquisition of HypoVereinsbank's subsidiaries, branches and operations in Austria and the CEE region and our sale of our subsidiaries, branches and operations outside Austria and the CEE region to HypoVereinsbank that occurred during 2001 as if such acquisitions and sales had occurred on January 1, 2000.

Balance Sheet

	As of December 31,			
	2002	2001	2000 pro forma	2000
	In EUR million, except % amounts			
Assets				
Cash and balances with central banks	1,824	3,428	2,170	1,623
Trading assets	18,954	13,735	9,350	14,256
Loans and advances to, and placements with, banks	29,558	42,596	41,906	39,417
Loans and advances to customers	76,354	78,583	79,886	82,320
Loan loss provisions	(3,622)	(3,425)	(2,830)	(2,856)
Investments	17,976	17,819	20,004	26,182
Property and equipment	1,177	1,308	1,746	1,248
Intangible assets	1,162	1,045	1,108	642
Other assets	4,586	4,508	1,669	2,188
Total assets	**147,968**	**159,597**	**155,010**	**165,019**
Liabilities and shareholders' equity				
Amounts owed to banks	41,033	48,352	50,453	59,105
Amounts owed to customers	56,562	59,962	55,657	53,047
Liabilities evidenced by certificates	19,992	23,186	28,139	31,283
Trading liabilities	10,504	7,122	n/a(1)	5,294
Provisions	3,490	3,251	2,943	2,972
Other liabilities	4,673	4,420	7,012	3,005
Subordinated capital	6,455	7,232	5,190	5,030
Minority interests	650	1,196	1,123	669
Shareholders' equity	4,610	4,875	4,494	4,615
Total liabilities and shareholders' equity	**147,968**	**159,597**	**155,010**	**165,019**
Tier 1 capital ratio(2) (in %)	6.8	7.8	n/a	6.1
Total capital ratio(2) (in %)	11.2	13.0	n/a	10.3

(1) Included in Other liabilities.

(2) Prepared in accordance with the Austrian Banking Act.

Income Statement

	Year ended December 31,			
	2002	2001	2000 pro forma	2000
	In EUR million, except % and per share amounts			
Net interest income	2,307	2,672	2,445	2,240
Losses on loans and advances	(537)	(703)	(641)	(666)
Net interest income after losses on loans and advances	**1,770**	**1,969**	**1,804**	**1,575**
Net fee and commission income	1,076	1,061	1,093	862
Net trading result	231	261	236	137
General administrative expenses	2,503	2,773	2,596	2,159
Balance of other operating income and expenses	(1)	34	(43)	(57)
Operating profit	**572**	**552**	**492**	**357**
Net income from investments	28	187	376	334
Amortization of goodwill	88	73	60	30
Balance of other income and expenses	(8)	(10)	(10)	1
Profit from ordinary activities/net income before taxes	**504**	**655**	**800**	**662**
Taxes on income	(111)	(98)	n/a	(47)
Net income	**393**	**557**	**n/a**	**615**
Minority interests	84	74	n/a	23
Consolidated net income	**309**	**483**	**n/a**	**592**
Earnings per share (in EUR)	2.71	4.24	n/a	5.17
Return on equity after taxes (in %)	6.5	10.2	n/a	13.1
Return on assets (in %)	0.20	0.30	n/a	0.39
Cost/income ratio (in %)	69.3	68.8	69.6	67.9
Losses on loans and advances/risk-weighted assets (banking book) (in %)	0.77(1)	0.98	n/a	0.85(1)
Losses on loans and advances/net interest income(2) (in %)	23.3	26.3	26.2	29.7

(1) Based on average risk-weighted assets.

(2) We sometimes refer to this ratio in other contexts as our risk/earnings ratio.

Our selected consolidated financial data set forth below at and for the three months ended March 31, 2003 and 2002 are derived from, and should be read in conjunction with, the unaudited Consolidated Interim Financial Statements included elsewhere in this Offering Circular.

Balance Sheet

	As of March 31, 2003 unaudited	As of December 31, 2002
	in EUR million, except % amounts	
Assets		
Cash and balances with central banks	1,559	1,824
Trading assets	19,259	18,954
Loans and advances to, and placements with, banks	28,048	29,558
Loans and advances to customers	74,565	76,354
Loan loss provisions	(3,616)	(3,622)
Investments	18,500	17,976
Property and equipment	1,139	1,177
Intangible assets	1,176	1,162
Other assets	4,448	4,586
Total assets	**145,077**	**147,968**
Liabilities and shareholders' equity		
Amounts owed to banks	41,229	41,033
Amounts owed to customers	54,126	56,562
Liabilities evidenced by certificates	19,187	19,992
Trading liabilities	10,842	10,504
Provisions	3,482	3,490
Other liabilities	4,743	4,673
Subordinated capital	6,309	6,455
Minority interests	615	650
Shareholders' equity	4,544	4,610
Total liabilities and shareholders' equity	**145,077**	**147,968**
Tier 1 capital ratio(1) (in %)	6.7	6.8
Total capital ratio(1) (in %)	11.2	11.2

(1) Prepared in accordance with the Austrian Banking Act.

Income Statement

	Three months ended March 31,	
	2003 unaudited	2002 unaudited
	in EUR million, except % and per share amounts	
Net interest income	520	602
Losses on loans and advances	(128)	(171)
Net interest income after losses on loans and advances	**392**	**431**
Net fee and commission income	270	285
Net trading result	109	61
General administrative expenses	619	673
Balance of other operating income and expenses	(3)	9
Operating profit	**149**	**113**
Net income from investments	20	22
Amortization of goodwill	15	16
Balance of other income and expenses	(1)	(1)
Profit from ordinary activities/net income before taxes	**153**	**118**
Taxes on income	(33)	(22)
Net income	**120**	**96**
Minority interests	19	16
Consolidated net income	**101**	**81**
Earnings per share (in EUR)	0.89	0.71
Return on equity after taxes (in %)	8.9	6.6
Return on assets (in %)	0.28	0.21
Cost/income ratio (in %)	69.0	70.4
Losses on loans and advances/risk-weighted assets (banking book)(1) (in %)	0.77	0.97
Losses on loans and advances/net interest income (in %)	24.6	28.4

(1) Based on average risk-weighted assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on our Consolidated Annual Financial Statements and Consolidated Interim Financial Statements. We have included these Consolidated Annual Financial Statements and Consolidated Interim Financial Statements elsewhere in this Offering Circular and you should read them in connection with this section. You should also review the data set forth in "Selected Statistical Information of Bank Austria Creditanstalt AG" and "Selected Statistical Information of BPH PBK" in reading this section. We derived the selected statistical information on Bank Austria Creditanstalt AG from unconsolidated financial information for Bank Austria Creditanstalt AG, which we prepared pursuant to Austrian GAAP. In certain cases, the statistical data are derived from statutory reports and from statistical data reported to the Austrian National Bank (Oesterreichische Nationalbank) for regulatory purposes. We derived the selected statistical information for BPH PBK from unaudited unconsolidated financial information of BPH PBK prepared pursuant to IAS. The following operating and financial review and prospects contain forward-looking statements. Our actual results could differ materially from those that we discuss in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Offering Circular, particularly under "Risk Factors."

Introduction

Overview

We are the largest Austrian banking group, based on total assets as at December 31, 2002. Our current structure is primarily the result of two business combinations and the subsequent reorganization and integration of the combined businesses:

- the merger of Bank Austria AG and Creditanstalt AG that started with the acquisition of a 48.6% stake in Creditanstalt AG (then called Creditanstalt-Bankverein) by Bank Austria AG in 1997 and was completed in the course of 2002; and
- the integration of our business with that of HypoVereinsbank and its subsidiaries that started in December 2000 when our group became part of the HVB Group.

We operate as a universal bank throughout our core markets of Austria and the CEE region. We offer a comprehensive range of banking products and services, from traditional banking products to sophisticated corporate finance solutions, derivatives and capital markets-related products. Among other things, we offer checking and savings accounts, credit and debit cards, corporate and consumer loans, real estate finance, asset management, investment products, export finance, project finance, documentary credits, leasing products, investment banking products and structured products.

In Austria, we face the challenge of a mature and over-banked market and its adverse effects on profitability. In addition, due to our large market share in a small market, we face challenges in the management of customer exposure limits and concentration risks. See "Risk Factors—Risks Relating to Our Business—Our Operating Environment is Challenging." To meet these challenges, our strategy for Austria is to become more profitable through risk-adjusted pricing, selective growth with an emphasis on higher margin products and services, and rigorous cost management. We have taken significant steps in this direction, particularly through our "Banking for success" program completed in August 2002. Under this program, we fully integrated and legally merged Bank Austria AG and Creditanstalt AG and began operating in Austria under a single "Bank Austria Creditanstalt" brand name. As a result of this program, we operate within Austria as a fully integrated bank in the areas of human resources, information technology, brand and branches, products, as well as organization and internal processes. The program enabled us to realize synergies and thus become more productive and efficient. In Austria, we intend to pursue growth selectively in the Austrian provinces (*Bundesländer*) outside Vienna, where we believe there is greater scope to increase our market share. In terms of customer groups, we intend to give increased emphasis to business with small- and medium-sized enterprises.

In the CEE region, we are one of the leading banking groups based on the total assets of our subsidiaries and the number of their branches. We believe that the CEE region offers us greater growth potential than Austria, in part because we expect the economies in the CEE region to grow faster than the economies in Western Europe. We expect European Union enlargement to catalyze the economies in the CEE region. We believe that the continued implementation of the EU legal framework and the adoption of EU macro-economic targets will improve legal certainty and economic stability and predictability in the EU accession states. We also see growth potential in the relatively small size of the

banking sector in the CEE region compared to the sizes of the economies there, *i.e.*, the volumes of loans and deposits are low compared to nominal gross domestic product. The overall use of banking products and services in the CEE region is low compared to Austria and the rest of Western Europe.

The challenges we expect to face in the CEE region in the coming years include a potential slow-down of economic growth due to necessary budget consolidations in the countries that become members of the EU. With EU enlargement, competition among banks in the CEE region probably will increase, as will pressure on pricing. In addition, the adjustment of tax rates to EU standards may increase inflation rates temporarily. See "Risk Factors—Risk Relating To Our Business—Central and Eastern European Expansion Poses Special Challenges."

We believe that we have an early mover advantage in the CEE region because we first entered the region 13 years ago. Since then, we have expanded our operations through acquisitions and the establishment of new subsidiaries. A major step forward was the consolidation of our operations in the CEE region with those of the HVB Group, which we largely completed in 2001. The proceeds from this offering will provide us with increased capital strength to further pursue our expansion in the CEE region, beginning with the planned acquisition of HypoVereinsbank's remaining 18.95% interest in the equity capital of BPH PBK. Our further expansion in the CEE region may be pursued through the establishment of new operations, the expansion of existing operations or acquisitions. For further discussion of our planned acquisitions, you should read the section titled "—Key Drivers" below. For more information concerning our strategies, please refer to "Bank Austria Creditanstalt Group—Our Strategy" and the discussion of our operations in that section.

We are part of the HVB Group. Prior to this offering, HypoVereinsbank holds more than 99.99% of our stated share capital. Upon completion of this offering, HypoVereinsbank will hold more than 77.5% of our stated share capital, or more than 75.0% if the underwriters exercise their over-allotment option in full, and will thus continue to be our single largest shareholder. For a discussion of the implications that HypoVereinsbank's ownership of 75% or more of our stated share capital may have for the way we conduct our business, you should review the information under "Risk Factors—Risks Resulting from Our Shareholder Structure" and "Relationships and Transactions with Existing Shareholders and Certain Other Parties." Within the HVB Group, we are the center of competence for Austria and the CEE region. Among other things, on a regional level, we are responsible for Austria and the CEE countries. For further details on the current allocation of responsibilities within the HVB Group, you should review the section "Relationships and Transactions with Existing Shareholders and Certain Other Parties."

The following table sets forth certain key financial data for our group for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000 (pro forma)(1)	2000
	In EUR million, except % and per share amounts			
Earnings per share (in EUR)	2.71	4.24	n/a	5.17
Operating profit	572	552	492	357
Ratio of net fee and commission income to aggregate net interest income, net fee and commission income and net trading result (in %)	29.8	26.6	29.0	26.6
Return on equity before taxes (in %)	10.6	13.8	17.7	14.6
Return on equity after taxes (in %)	6.5	10.2	n/a	13.1
Cost/income ratio (in %)	69.3	68.8	69.6(2)	67.9
Losses on loans and advances/net interest income (in %)	23.3(2)	26.3(2)	26.2(2)	29.7(2)
Tier 1 capital ratio(3) (in %)	6.8	7.8	n/a	6.1

(1) To facilitate comparability, the *pro forma* income statement amounts, as set forth in or based on the notes to our consolidated financial statements as of and for the year ended December 31, 2001, give effect to our acquisition of HypoVereinsbank's subsidiaries, branches and operations in Austria and the CEE region and our sale of subsidiaries, branches and operations outside Austria and the CEE region to HypoVereinsbank that occurred in the course of 2001 as if such acquisitions and sales had occurred already as of January 1, 2000.

(2) Unaudited.

(3) Prepared in accordance with the Austrian Banking Act.

Outlook for the Current Year

We expect that for the rest of 2003 conditions will continue to be challenging for banks in Europe.

The continued weakness of the economy and low inflationary expectations may lead to further interest rate reductions, which under current market conditions would put further pressure on interest margins in the banking sector.

We expect that the effects of imminent European Union expansion will spur economic growth in the CEE region, leading to an improved business environment for our operations there. We plan to continue expanding our activities in that region.

Key Drivers

We believe that the following factors were (and continue to be) the principal drivers for the development of our business, our results of operations and our financial condition over the past three years.

Economic and Business Environment

Our operations and earnings are affected by social, political and economic developments and conditions in Austria and the CEE region. In addition, our business is subject to general international economic conditions, the development of the international financial markets, international political events, interest rate levels and volatility, currency exchange rates and general competitive factors in the banking industry.

The Austrian economy relies heavily on exports in general and trading with Germany in particular. Therefore, the generally weak economic climate and the continued deterioration of the German economy have adversely affected the Austrian economy. The following macro-economic data illustrates the state of the Austrian economy in the past three years:

- Gross domestic product growth in Austria remained well below historical trends in 2002, totaling 1.0% in 2002 after 0.7% in 2001 and 3.5% in 2000. The expansion of the Austrian economy still compares favorably to the German 0.2% expansion in 2002, 0.6% in 2001 and 2.9% in 2000.
- Austria's inflation rate declined to 1.8% in 2002 from 2.7% in 2001; in 2000, Austria's inflation rate was 2.3%.
- Austria's unemployment rate increased to 4.1% in 2002 from 3.6% in 2001 and 3.7% in 2000. It nonetheless was well below the average unemployment rate in the EU member states of 7.6% in 2002, 7.3% in 2001 and 7.8% in 2000.
- The current account surplus in Austria in 2002 was 0.7% of gross domestic product after a deficit of 2.2% of gross domestic product in 2001 and a deficit of 2.6% of gross domestic product in 2000.

For 2003, we do not foresee a significant upswing in the Austrian economy, but we do expect Austrian gross domestic product to grow modestly by 0.8%. We expect the unemployment rate to remain unchanged at 4.1%. In sum, we do not expect significant positive trends for the Austrian financial sector in 2003.

Overall, the economies of Central and Eastern Europe proved robust in 2001 and 2002, driven primarily by strong domestic demand. Significant rises in average salaries, consumer loans and a high level of mostly government-sponsored investment activity spurred domestic demand. Structural reforms and investments made over the past few years have also made exports from countries in Central and Eastern Europe more competitive. The following macro-economic data illustrates the state of the economy in Central and Eastern Europe over the past three years:

- Weighted average gross domestic product growth in the eight Central and Eastern European countries that are EU membership candidates, *i.e.*, Poland, the Czech Republic, Slovakia, Hungary, Slovenia, Estonia, Latvia and Lithuania (the "CEE-8 countries"), was 2.4% in 2002 and 2001 after 4.1% in 2000.
- In Poland, gross domestic product growth was 1.3% in 2002, up from 1.0% in 2001, but down compared to the 4.0% expansion in 2000 and below the average for the CEE region. The low growth is primarily caused by the weak demand for investments.

- The weighted average inflation rate in the CEE-8 countries in 2002 was down to 2.8% from 6.0% in 2001 and 8.6% in 2000. In Poland, the inflation rate was 1.9% in 2002, down from 5.5% in 2001 and 10.1% in 2000.
- In 2001, imports from CEE-8 countries accounted for approximately 12% of total EU manufacturing imports.
- The monetization ratio, *i.e.*, the ratio of total financial assets to gross domestic product, increased continuously in the CEE countries in 2001 and 2002. Increasing demand for loans from corporate and retail customers, as well as for bank deposits, accounted for the growth. Poland, due to its generally weak economy, and the Czech Republic and Slovakia, due to restructuring activities, did not participate in the increase of the monetization ratio.

For 2003, under current market conditions, we expect average gross domestic product growth in the CEE-8 countries of 3.0%. In particular, despite continued structural weaknesses, including the high unemployment rate of 18.1% at year-end 2002, we expect a recovery of the Polish economy with a growth rate of 2.5%. Our expectation is based on modest increases in investment demand, consumption and export activity in Poland.

The development of national and regional economies is affected by many factors beyond our control. We cannot guarantee that our expectations concerning this development will be fulfilled. It is worth noting that our operations are not evenly dispersed over the CEE-8 countries and do not extend to the Baltic states, so that developments on the CEE-8 macro-economic level may not directly correlate to developments in areas in which we have the highest exposure.

Changes in the Banking Industry and Competitive Environment

The commercial banking industry in Austria is intensely competitive, particularly in the retail sector. Our main competitors are other commercial banks, savings banks, co-operative banks, investment banking firms, investment advisors and mutual funds. Pressure on pricing in combination with high numbers of corporate insolvencies, requiring high levels of risk provisions on loans and advances, have made it increasingly difficult for banks to be sufficiently profitable. To deal with these issues, we have been at the forefront of consolidation in the commercial banking industry in Austria. As a result, we are the largest Austrian banking group based on total assets as at December 31, 2002. Beginning in 2007, the existing governmental deficiency guarantees for *Landeshypothekenbanken*, which had a market share in the Austrian banking market of approximately 7.1% based on total assets as at December 31, 2002, and for 32 *Gemeindesparkassen* will be eliminated, thus creating a more level playing field for all Austrian banks in terms of refinancing conditions and pricing in the lending business.

The Polish banking sector is subject to significant structural changes that relate to the final stages of the transition from a government-controlled economy to a market economy. The largest Polish bank is still government owned and is scheduled to be privatized in the future. Although the overall number of bank branches is still low compared to Austria, competition for deposits and customers is intense. On account of decreasing inflation, interest margins are decreasing, and fee-based banking services are becoming increasingly important. Although we expect the enlargement of the EU scheduled for May 2004 to have many positive effects, we also expect it will cause competition among banks in the CEE region to increase.

Restructurings and Acquisitions

Our consolidated results of operations have been strongly affected by restructurings and acquisitions over the last three years. We expect these restructurings and acquisitions to continue to have an impact on our results of operations and financial condition. The most significant of these restructurings and acquisitions are described below.

Integration with HypoVereinsbank and Other Restructurings. In 2000, we became part of the HVB Group. The acquisition was legally completed in 2001, when the shareholders of our company exchanged their shares in our company for shares of HypoVereinsbank at a ratio of 1:1. Under our Bank of the Regions Agreement with HypoVereinsbank, we have agreed that responsibilities in the expanded HVB Group should be allocated as follows:

- Our company: operations in Austria and the CEE region.

- HypoVereinsbank: operations in Germany and other Western European countries (excluding Austria), Russia, the Baltic States, the Ukraine, the United States, Asia, South America and elsewhere in the world outside of the CEE region.

To implement the agreed allocation of responsibilities, in the course of 2001, we acquired from HypoVereinsbank various subsidiaries, branches and operations in Austria and several CEE countries. We merged these subsidiaries, branches and operations with, or transferred them to, our existing or newly established subsidiaries in those countries. In return for these transfers, we transferred or are transferring to HypoVereinsbank substantially all our subsidiaries, branches and operations in Western Europe, Russia, South America, the United States and Asia. In certain instances, for tax and local bank regulatory reasons, we did not transfer legal ownership of our subsidiaries or branches to HypoVereinsbank, but instead transferred only operational control and the risks of loss and benefits of gain. For further details, you should read "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions." Our integration with HypoVereinsbank and the subsequent restructurings have laid the foundation for the clear focus of our group on Austria and the CEE region.

We also in 2001 completed the transfer of a number of non-core industrial shareholdings to the subsidiary of a private foundation and the sale of minority participations in banks to the subsidiary of a further private foundation. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded."

Merger of Bank Austria AG with Creditanstalt AG. In the course of 2002, we merged our subsidiary Creditanstalt AG into our company. The legal merger as such did not have any effect on our consolidated financial statements. The merger marked the completion of the integration of the two banks that we gradually advanced over the past few years. Since August 2002, we have operated as a single, fully integrated bank. Integration has covered all aspects, including personnel matters, brands, branches, products, organization and internal processes and procedures. Major integration projects prior to 2002 were the merger of our CEE operations and the integration of our treasury and group finance functions in 1998, the integration of our IT systems in 2000 and the transfer of the investment banking activities of CA IB to our company in 2001 and the subsequent deconsolidation of former CA IB subsidiaries in 2002. The 2002 legal merger with Creditanstalt AG was crucial to the consolidation of our business in Austria, which will help us strengthen our competitiveness in the Austrian market.

Other Acquisitions. As of April 24, 2002, we acquired from UniCredito Italiano S.p.A. and the Croatian State Agency for Deposit Insurance and Bank Rehabilitation a total of 87.6% of the shares of Splitska Banka d.d., the fourth largest bank in Croatia, measured in terms of total assets as of December 31, 2002. We have consolidated Splitska Banka d.d. since May 1, 2002. In October 2002, we completed the acquisition of close to 100% of the shares of Commercial Bank Biochim AD, the fourth-largest bank in Bulgaria, measured in terms of total assets. Following the acquisition, we merged Commercial Bank Biochim AD with our existing subsidiary HVB Bank Bulgaria EAD. We have included Commercial Bank Biochim AD in our consolidated financial statements as from January 1, 2003. At the end of June 2003 we acquired full ownership of CAC Leasing a.s. in the Czech Republic and CAC Leasing Slovakia a.s. These acquisitions marked further steps on our course of expansion in the CEE region.

Planned Acquisitions. We agreed with HypoVereinsbank in 2001 that we would purchase HypoVereinsbank's holdings in the equity capital of BPH PBK. We have partially completed that acquisition, and now plan to proceed with acquiring HypoVereinsbank's remaining 18.95% interest in the equity capital of BPH PBK for approximately EUR 439 million in cash following the successful completion of this offering. The acquisition is to be effected in stages. Initially, we will acquire an approximately 9.5% interest. Subject to Polish regulatory approval, we will acquire the balance of HypoVereinsbank's stake later in this year. BPH PBK is already fully consolidated within our group.

We also intend to acquire an interest of up to 81% in Central Profit banka d.d. Sarajevo, Bosnia's fourth largest bank measured in terms of total year-end 2002 assets, which amounted to approximately EUR 186 million according to information provided by that bank. We expect that in connection with this acquisition we will need to make a tender offer to minority shareholders holding a total interest of almost 5% in that bank in order to acquire the desired 81% interest.

We are considering submitting a binding offer for Postabank és Takarékpénztár Rt. in Hungary. A final decision in this regard, however, has not been reached.

In analyzing possible acquisitions, we may take into consideration the fact that the payment of cash to third parties for goodwill (*i.e.*, the excess of purchase price over the fair value of an acquired business's net tangible and identifiable intangible assets) generally would have the effect of reducing Tier 1 capital at the level of our group and at the level of HypoVereinsbank.

Key Targets

We have set four key financial targets that we aspire to achieve on a consolidated basis by the end of 2006. They are:

- A ratio of losses on loans and advances to net interest income (risk/earnings ratio) of 20%.
- A cost/income ratio of 63%.
- A Tier 1 capital ratio of 7%.
- An increase in the contribution of our CEE segment to our net income before taxes from 29% (based on our new cost allocation method) in 2002 to 38%.

These are targets, not predictions, forecasts or guarantees. Although we believe, based on current market and regulatory conditions, that these targets are reasonable objectives, there can be no assurance that we will attain them. Many factors, a substantial number of which are not under our control, may detrimentally affect our ability to achieve them. There may be circumstances that we presently do not perceive or that we misperceive which may impede our progress toward reaching these targets. Accordingly, you should view these targets with caution. For a discussion of certain factors that may affect our ability to meet these targets, please refer to "Forward-Looking Statements."

Significant Accounting Policies

We prepare our consolidated financial statements in accordance with IAS. Our management selects and applies certain accounting policies that management believes are important to the portrayal of our group's financial condition and results of operations. As a result of the uncertainties inherent in our business activities, we need to make estimates and assumptions that require management to make difficult, subjective and complex judgments.

The following paragraphs describe those accounting policies that we believe are important to the portrayal of our group's financial condition and results of operations, including policies requiring subjective or complex judgments. For a detailed discussion of these and other accounting policies, see the notes to our Consolidated Annual Financial Statements.

IAS 39

The application of IAS 39 became mandatory for us as of January 1, 2001. IAS 39 sets standards for the recognition and measurement of financial instruments. It distinguishes between instruments held for trading, held to maturity, available for sale and loans and advances originated by an enterprise of our group.

Under IAS 39, we are required to account for financial instruments that we hold for trading, as well as for derivatives at their fair values.

We are required to include in net profit or loss any change in the fair value of a financial asset or liability held for trading. We have opted to recognize directly in equity gains or losses arising from a change in the fair value of available-for-sale financial assets, until the financial asset is sold, collected or otherwise disposed of or until the financial asset is determined to be permanently impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

Loans and advances originated by us are stated at cost. In the case of an objective substantive indication of an impairment of a loan or advance, we record a risk provision that is shown as a deduction from the assets in the balance sheet with a corresponding expense in the income statement for the relevant period.

Investments with fixed or determinable payments and a fixed maturity that we intend to hold to maturity are stated at amortized cost. These "Held-to-maturity investments" are subject to review for

impairment. Any impairment directly reduces the carrying value with a corresponding expense in the income statement.

In part to adjust to the requirements of IAS 39, we have realigned our treasury activities to make more extensive use of interest rate-related derivative instruments, as opposed to interest-bearing on-balance sheet financial instruments. Unless there is a hedging relationship between the derivative instrument and a related item being hedged, derivative instruments are deemed held for trading. If deemed held for trading, they must be measured at their fair values, with any gain or loss arising from a change in their fair values included in net profit or loss for the period in which it arises. The repositioning of our treasury activities has resulted in a shift of income from interest income to trading income.

IAS 39 also contains regulations for fair value and cash flow hedge accounting. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability. Fair value hedge accounting recognizes symmetrically the offsetting effects on net profit or loss of changes in fair value of the hedging instrument and the related item.

Derivatives designated as hedges of interest rate risk within our asset-liability management activities are accounted for as cash flow hedges. Changes in the fair value of derivatives designated as cash flow hedges are recognized directly in equity, *i.e.*, without any effect on net income, provided that they are determined to be an effective hedge, with such determination to be reviewed regularly. Amounts recognized in shareholders' equity relating to cash flow hedges will be released through the income statement in those periods in which the hedged cash flows are recognized in net income.

Provisions for Losses on Loans and Advances

Our provisions for losses on loans and advances represent our estimates of probable losses in our loan portfolio. We take into account anticipated future losses, the structure and quality of our loan portfolio, and general economic factors when calculating provisions for losses on loans and advances. We record a loan loss provision if, in his or her reasonable discretion, the person authorized to make such determination expects a partial or full loss on the loan. Determining the amount of these provisions requires our management to make significant judgments and estimates including, among others, to assess the fair value of underlying collateral and/or to make ongoing risk assessments of the ability of customers to pay. If actual events prove the estimates and assumptions we used in determining the amount of provisions for losses on loans and advances were incorrect, such amount may be insufficient or excessive. In such case, we may need to make additional provisions for loan losses or release part of them. For further details, you should also review the discussion of loan loss provisions under "Bank Austria Creditanstalt Group—Risk Management—Credit Risk—Loan Loss Provisions."

Impairment of Assets

In accordance with IAS, the value of certain assets, such as goodwill and some other types of investments, are subject to scheduled amortization over the assumed useful lives of the assets (15 to 20 years in the case of goodwill). In addition, we regularly check the useful lives of these investments. We record write-downs, or unscheduled amortization, when our management determines that one of these assets has experienced a permanent decline in value or that the cost of the asset may not be recoverable. We may have to make further write-downs in the future if triggering events occur, such as adverse market conditions, that suggest deterioration of the fair value or recoverability of an asset. The book values of our investments in the CEE region in particular, where we have recorded substantial amounts of goodwill, may be subject to adjustment for impairment if the financial performance of our investments does not meet our financial targets. Our management must exercise significant judgment in assessing the timing of when such declines become an impairment loss and/or the amount of such write-downs or amortizations.

We hold minority interests and profit- and liquidation-sharing rights in a large number of companies. A change in the fair value of a financial asset will be recognized in our income statement if, in our view, such financial asset is subject to an impairment loss. The decision of whether an impairment loss has to be recognized is subject to the judgment of our management and depends to a large extent on our management's evaluation of the future development of the companies concerned. We measure impairment losses on the basis of market prices, if available, or other valuation methods, taking into account information available to us from the companies concerned and from other sources.

The carrying amounts of the profit- and liquidation-sharing rights we acquired from the holding company subsidiaries of two private foundations (Immobilien Privatstiftung and B & C Privatstiftung) are based on the fair values of the underlying investments at the time of their sale to the holding company subsidiaries of the private foundations. The fair values of the profit- and liquidation-sharing rights are reviewed on a regular basis. We determine the development of the value of the profit- and liquidation sharing rights as a whole, taking into consideration information on the underlying investments held by the holding company subsidiaries. We use the information rights we have under the profit- and liquidation-sharing rights to obtain information that can be used for the valuation of the profit- and liquidation-sharing rights. To date, we have not recognized any impairments of the profit- and liquidation-sharing rights in the holding company subsidiaries. For further information on the private foundations and their holding company subsidiaries, please read "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded."

Deferred Tax Asset and Liabilities; Recognition of Deferred Tax

Deferred tax assets and liabilities reflect the differences between the values of assets and liabilities we show in our consolidated financial statements and the corresponding values we show under tax regulations as of a certain balance sheet date. Future tax effects are likely to arise from such differences (so-called temporary differences). We recognize deferred tax assets subject to our management's judgment that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. If management determines that we will not be able to utilize all or part of our net deferred tax assets in the future, an adjustment to deferred tax assets would be charged to income tax expense in the period in which our management makes such determination.

Most deferred tax liabilities and deferred tax assets arise where income or expense is included in accounting profit in one period, but is included in taxable profit (tax loss) in a different period. Therefore, we are obligated to recognize the resulting deferred tax (like current tax) as income or an expense and include it in the net profit or loss for the period. We charge or credit deferred tax (like current tax) directly to equity if the tax relates to items that we credit or charge directly to equity. Deferred tax assets and liabilities that we recognize with respect to temporary differences arising in a business combination that is an acquisition directly affect goodwill or negative goodwill.

In addition to deferred taxes on the carrying amounts of assets and liabilities, we recognize deferred tax assets on unused tax losses when we believe that future taxable profits will be available. We can only utilize such unused tax losses to the extent we generate sufficient taxable profits in Austria.

Fair Value Estimates

Quoted market prices in active markets are the most reliable measure of fair value. However, quoted market prices for certain instruments, investments and activities, such as non-exchange traded derivatives contracts and venture capital companies, are not available. In these cases, the determination of fair value requires us to make estimates and certain assumptions.

Consolidation

All companies that are material and are directly or indirectly controlled by us are consolidated in our consolidated financial statements. Material investments in associated financial companies, *i.e.*, companies that are neither directly nor indirectly controlled by us but over which we can exercise a significant influence, are accounted for by using the equity method. Holdings in all other companies are classified as investments held for sale and recognized at their fair values, to the extent that fair value is readily measurable. Changes in the fair value of investments that are not consolidated and not accounted for at equity are recognized directly in equity, unless an impairment loss requires recognition in the income statement.

Under IAS 27, our management makes judgments about the degree of control or influence that we have over an enterprise in applying consolidation principles. For this purpose, control is the power to govern the financial and operating principles of an enterprise so as to obtain benefits from its activities. The question of whether or not a special purpose entity must be consolidated is determined based on an evaluation taking into account all factors relevant for the degree of influence or control. SIC 12.10 provides examples of indications of when control over a special purpose entity may exist, such as when a reporting entity has rights to obtain the majority of the benefits of a special purpose entity and therefore

may be exposed to risks relating to the activities of the special purpose entity. Some commentators have argued that the risk/reward indication of control can be sufficient to require consolidation. Other commentators and we take the view that this indication is only a rebuttable presumption, and as such not sufficient. We do not govern the financial and operating principles of the holding company subsidiaries of certain private foundations that have issued profit- and liquidation-sharing rights to us, nor do we have the power to appoint a majority of their board members, nor are virtually all their activities predetermined ("autopilot"). It is on this basis that we conclude that we do not control, and therefore do not consolidate, these holding company subsidiaries. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded."

For further information concerning our consolidation methods and procedures, please refer to note 2 in the notes to our 2002 consolidated annual financial statements and note 1 in the notes to our 2001 consolidated annual financial statements, which are included elsewhere in this Offering Circular.

Accounting for Post-Employment Benefits

Our company-maintained defined benefit plans for retirees are not funded by plan assets transferred to a separate legal entity. We use actuarial techniques (the projected unit credit method in accordance with IAS 19) when determining provisions for our defined benefit plan obligations. As a result, the costs and credits for these obligations are strongly affected by changes in the assumptions we use concerning the size of our ultimate liabilities, including in particular the discount rate used to calculate the present value of our liabilities and assumptions about how long our retired employees will live. The application of a lower discount rate or an increase in expected life spans in a particular year tend to increase our recorded pension benefit costs. Changes in prevalent market interest rates from year to year affect our valuation calculation. If the changes are above certain thresholds, an adjustment to our pension provisions would be required. The effect of the adjustment on our net income may be positive or negative.

Our obligations in respect of Austrian employees participating in our defined contribution plan are set at approximately 2.6% of gross salary per annum. For further information relating to our retirement benefit plans, see notes 7, 23 and 49(6) to our consolidated annual financial statements for 2002, and the sections "Management and Employees—Employees" and "Bank Austria Creditanstalt Group—Legal Proceedings" in this Offering Circular.

Effects of Currency Fluctuations

We generate a significant amount of our income and incur a significant amount of our expenses outside the Euro zone, primarily in the CEE countries in which we operate, and in U.S. dollars. As a result, our business is affected by fluctuations in exchange rates of the local currencies of these CEE countries and the U.S. dollar vis-à-vis the Euro. In 2002, our CEE segment contributed in Euro terms 28% to our net interest income, 19% to our losses on loans and advances, 31% to our net commission income, 13% to our net trading result, 29% to our general administrative expenses and 82% to our net income from investments. We generate part of our Asset Management result in U.S. dollars, particularly through our Cayman Islands subsidiary. In 2001 and 2002, the trends in currency fluctuations vis-à-vis the Euro, the U.S. dollar and the local currencies of the CEE countries we consider our core markets (Poland, the Czech Republic and Hungary) were as follows:

- The U.S. dollar gained 5.6% vis-à-vis the Euro from December 31, 2000 to December 31, 2001 and lost 16.0% vis-à-vis the Euro from December 31, 2001 to December 31, 2002.
- The Polish zloty gained 10.1% vis-à-vis the Euro from December 31, 2000 to December 31, 2001 and lost 13.1% from December 31, 2001 to December 31, 2002.
- The Czech crown gained 9.7% vis-à-vis the Euro from December 31, 2000 to December 31, 2001 and gained 1.2% from December 31, 2001 to December 31, 2002.
- The Hungarian forint gained 8.1% vis-à-vis the Euro from December 31, 2000 to December 31, 2001 and gained 3.8% from December 31, 2001 to December 31, 2002.

An appreciation or a decline in the value of the local currencies in our core CEE markets or of the U.S. dollar relative to the Euro affects our results of operations and financial condition. Appreciation of these currencies increases the impact of the business segment concerned on our results of operations

and financial condition, while a decline in value decreases the impact of the business segment concerned. To minimize the effects of exchange rate fluctuations in the local currencies of certain CEE countries or the U.S. dollar, we enter into currency hedging arrangements with respect to the Polish zloty, Czech crown, Hungarian forint and U.S. dollar relative to the Euro. Our hedges are entered into with a view to reducing the effect of currency swings on our anticipated net income from these operations. Consequently, such swings may still have an appreciable impact on individual income and expense items, but a lesser impact on our net income. The exposures we hedge are not the operating results, but the net results after taxes and minority interests of our Polish, Czech, Hungarian and Cayman Island subsidiaries. Initially we base the amount we hedge on an estimate of the net income after taxes and minority interests of the subsidiaries concerned. We adjust the estimate in the course of the year, as new information about the performance of the units involved becomes known. We recognize the effects of our currency hedges as net trading results in the business divisions concerned, particularly in the CEE division. We cannot guarantee that our hedging activities will be successful, and we may partially or entirely discontinue them at any time.

In the past, we translated balance sheet and income statement items of our subsidiaries that prepare their financial statements in currencies other than Euro into Euro at the currency exchange rates prevailing in the market as of the end of the relevant period. We may change this approach in the future and use average rates for the relevant periods.

Segment Reporting

In 2000, we reported the following five business segments: Domestic Corporate Customers, Domestic Private Customers, International Business, Financial Markets and Participations. In addition, we reported an Other Items/Reclassifications segment. In 2001, we discontinued the Participations segment because we no longer pursued a strategy of active participation management in the non-bank sector. In addition, to align our managerial responsibilities and reporting lines with those of the HVB Group, we established an Asset Management segment. We also reorganized and renamed the International Business segment into the CEE segment and the Financial Markets segment into the International Markets segment.

At the beginning of 2002, we added the Real Estate Finance and Real Estate Customers segment, resulting in a total of six business segments. In addition, we continue to report amounts that cannot be allocated to one of these business segments under Other Items/Reclassifications. With effect from April 1, 2003, we changed the segmentation of our business further to re-align it with our new internal management and reporting structure. Going forward, we will operate and report segment results based on four business segments: Domestic Private Customers and Professionals, Domestic Corporate Customers, CEE and International Markets. We will continue to report amounts that cannot be allocated to one of these business segments under Other Items/Reclassifications. For a further discussion of our new segment structure, see "Bank Austria Creditanstalt Group—Organization."

In this Offering Circular, we present segment information for purposes of comparing the years 2002/2001 based on the six business segments in use in 2002. We are presenting segment information for purposes of comparing the years 2001/2000 based on five business segments, not reporting a separate Real Estate Finance and Real Estate Customers segment. For purposes of the comparison of the years 2001/2000, our real estate finance operations are included partly in the Domestic Private Customers and Professionals segment and partly in the Domestic Corporate Customers segment. To facilitate a comparison for the years 2001 and 2000, we have prepared our segment reporting for the year ended December 31, 2000 on a *pro forma* basis, as if the 2001 business segments had already existed in 2000. In addition, we have adjusted the segment information and certain other key financial data for the year 2000 to reflect the effect on our group of our acquisition of HypoVereinsbank's subsidiaries, branches and operations in Austria and the CEE region and our sale and transfer of subsidiaries, branches and operations outside Austria and the CEE region to HypoVereinsbank that occurred in the course of 2001 (see "—Overview"), as if this realignment had already existed during the full year ended December 31, 2000.

We have reconciled the information for each of our business segments provided under "—Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001" and "—Year Ended December 31, 2001 Compared with the Year Ended December 31, 2000" with our consolidated income statement and balance sheet. For a discussion of our cost allocation method and the changes in our approach from the beginning of 2003, see "—Three Months Ended March 31, 2003 Compared with the

Three Months Ended March 31, 2002—Segment Information—Improvements to Our Cost Allocation Method and Segment Reporting." We have allocated goodwill to the segments. Where the commercial activities of an acquired company span more than one segment, we have distributed the goodwill in line with the contribution to the results we expected at the time of the acquisition. In 2002, we allocated equity to each business segment totaling 6.2% of such segment's risk-weighted assets (5.4% in 2001).

Each business segment was and still is then allocated interest income on the allocated equity based on an assumed interest rate of 6.5% (7.1% in 2001). This allocated interest income is included in each business segment's net interest income. The difference between the aggregate assumed interest income on allocated equity and the interest income actually earned by us on allocated equity is included in net interest income in the Other Items/Reclassifications segment.

Business Segments

Domestic Private Customers and Professionals. This segment covers the Austrian retail and private banking business of our company, Schoellerbank AG and BANK*PRIVAT*, as well as our Austrian credit card business. The Domestic Private Customers and Professionals segment offers its customers (*i.e.*, private customers, professional firms and other self-employed individuals, as well as companies with less than EUR 1.5 million in annual revenues) a wide range of products and services, including checking and savings accounts, payment transfers, overdraft facilities and consumer loans, debit and credit cards, securities brokerage, and home loan and savings products. This segment also includes our real estate financing business for private customers. Prior to 2001 and in the segment information presented under "—Year Ended December 31, 2001 Compared with the Year Ended December 31, 2000," the Domestic Private Customers and Professionals segment also included our real estate financing business with professional firms and other self-employed individuals.

Domestic Corporate Customers. This segment primarily covers our company's corporate banking business, as well as our group's leasing operations. The Domestic Corporate Customers segment offers the whole range of banking products demanded by medium-sized and large corporations with average annual sales above EUR 1.5 million, including syndicated lending, project finance, trade finance and private equity. Prior to 2001 and in the segmental information presented under "—Year Ended December 31, 2001 Compared with the Year Ended December 31, 2000," the Domestic Corporate Customers segment also included our real estate financing business with customers covered by this segment.

Real Estate Finance and Real Estate Customers. This segment covers the commercial real estate financing activities of our company and those of Bank Austria Creditanstalt Wohnbaubank AG. The Real Estate Finance and Real Estate Customers segment offers real estate finance and related services to building companies and real estate developers.

International Markets. This segment covers our capital markets-oriented business activities, as well as the treasury activities of our group originating in Austria. The International Markets segment offers corporate customers a full range of capital markets services and products, including underwriting, syndication and structured products, and coordinates the capital markets funding activities for our group. Our Austrian-based proprietary trading activities in a variety of instruments, including equity, debt and money market instruments and derivatives, are also covered by this segment.

CEE. This segment covers our commercial banking activities in the CEE region. We have a physical presence in eleven CEE countries, *i.e.*, Poland, Czech Republic, Hungary, Slovakia, Slovenia, Croatia, Bulgaria, Romania, Serbia and Montenegro, Bosnia and Herzegovina, and Macedonia. The CEE segment pursues a multi-level approach in terms of market penetration and services offered in the different countries. In most countries targeted through our CEE segment, we offer banking services through our local subsidiaries, which are either banks established by us or banks that we acquired. We do not allocate to our CEE segment the activities of all subsidiaries that perform business activities in the CEE region. For example, leasing products offered through CEE subsidiaries of Bank Austria Creditanstalt Leasing GmbH are not part of the CEE segment, but are instead included within the Domestic Corporate Customers segment, and activities of Capital Invest KAG in the CEE region are allocated to our Asset Management segment.

Asset Management. This segment comprises our asset management activities. This segment offers a wide range of investment products, including investment funds, special funds, structured

investment products and discretionary asset management. In Austria, we sell our retail asset management products primarily through our retail branch network, although sales are also made through third party distribution channels and increasingly the Internet. For this reason, the major part of the commission income from our Austrian asset management activities is generated through our sales units and is reported as part of the results of our Domestic Private Customers and Professionals division. The asset management segment also reflects the results of our Cayman Islands alternative investment strategy investments.

Other Items/Reclassifications. Amounts we report in the Other Items/Reclassifications segment include, among other things:

- The result of our participation division that holds and manages equity interests not allocated to the business segments. This result includes the dividends received minus funding costs as well as the management costs.
- The costs that are not allocated to the business segments (*e.g.*, central project costs).
- The interest income on the equity allocated to the Other Items/Reclassifications segment based on an interest rate of 6.5% (2001: 7.1%), which is the assumed long-term risk free interest rate.
- The difference between the actual interest income and the assumed interest income (at an assumed interest rate of 6.5% in 2002 and 7.1% in 2001) on the aggregate equity allocated to the business segments, which was negative in 2001 and even more negative in 2002 because of the lower yield curve.

Geographical Markets

In addition to information based on our operational segments, we provide information according to the following geographical markets: Austria, Central and Eastern Europe, Other. Attribution to the different geographical markets is determined by the location of our group company or branch involved that enters the relevant information into its accounting system.

Three Months Ended March 31, 2003 Compared with the Three Months Ended March 31, 2002

The first quarter 2003 and 2002 information presented below is unaudited. For information concerning the effects on our first quarter 2003 data of the inclusion of Commercial Bank Biochim AD and Splitska Banka d.d. within our consolidated group, please refer to the unaudited consolidated interim financial statements for the three-month period ended March 31, 2003, included in this Offering Circular.

Income Statement

	Three months ended March 31,	
	2003	2002
	unaudited	unaudited
	in EUR million, except % and per share amounts	
Net interest income	520	602
Losses on loans and advances	(128)	(171)
Net interest income after losses on loans and advances	**392**	**431**
Net fee and commission income	270	285
Net trading result	109	61
General administrative expenses	619	673
Balance of other operating income and expenses	(3)	9
Operating profit	**149**	**113**
Net income from investments	20	22
Amortization of goodwill	15	16
Balance of other income and expenses	(1)	(1)
Profit from ordinary activities/net income before taxes	**153**	**118**
Taxes on income	(33)	(22)
Net income	**120**	**96**
Minority interests	19	16
Consolidated net income	**101**	**81**
Earnings per share (in EUR)	0.89	0.71
Return on equity after taxes (in %)	8.9	6.6
Return on assets (in %)	0.28	0.21
Cost/income ratio (in %)	69.0	70.4
Losses on loans and advances/net interest income (in %)	24.6	28.4
Tier 1 capital ratio (in %)(1)	6.7	6.8

(1) Prepared in accordance with the Austrian Banking Act.

Net Interest Income

Our net interest income decreased by 14% to EUR 520 million in the first quarter 2003 from EUR 602 million in the first quarter 2002. This decrease was strongly affected by the decline in value of the Polish zloty (approximately EUR 20 million) and a decline of general interest levels in Poland (approximately EUR 30 million). In addition, interest levels in Austria continued to be low and contributed to an erosion of interest margins. The pressure on margins was particularly high in the case of certain products, such as short-term customer deposits. The decrease in our net interest income is also linked to our decision to reposition our treasury activities from on-balance sheet inter-bank business towards an approach based on interest-related derivatives instruments, which is also reflected in the increase in our net trading result discussed below.

Losses on Loans and Advances

Our losses on loans and advances decreased by 25% to EUR 128 million in the first quarter 2003 from EUR 171 million in the first quarter 2002. This further decrease of the losses on loans and advances continues the declining trend shown in 2002, after the relatively high losses on loans and advances in 2001 due to our exposure to some major corporate insolvencies.

The following table shows our loan loss ratios for the periods indicated:

in %	Q1 2003	Q1 2002
Ratio of losses on loans and advances to net interest income	24.6	28.4
Ratio of losses on loans and advances to average risk-weighted assets (banking book)	0.77	0.97

Net Fee and Commission Income

Our net fee and commission income decreased by 5% from EUR 285 million in the first quarter 2002 to EUR 270 million in the first quarter 2003. This decrease reflects a decrease in fees and commissions from securities and custodian business activities attributable to the low level of activity in the securities business conducted for customers, including the sale of investment funds. The weak equity markets and the absence of any offsetting increase in fees and commissions from foreign trade and payment transactions had pronounced effects on the decrease. We managed to keep our fees and commissions from foreign trade and payment transactions stable compared to the first quarter 2002. However, anticipatory reductions of fees in view of the upcoming EU regulation on the harmonization of fees for payment transactions within the EU, which comes into effect in July 2003 and which prohibits financial institutions in EU member states from charging higher fees for cross-border wire transfers to another EU member state than within a member state, caused net fees and commissions relating to foreign trade and payment transactions to stagnate in the first quarter 2003. We expect the stagnation to continue after the EU regulation has come into effect.

Net Trading Result

Our net trading result increased by EUR 48 million, or 78%, from EUR 61 million in the first quarter 2002 to EUR 109 million in the first quarter 2003. The increase resulted in part from interest rate-related and in part from currency-related derivative transactions. The increased use of interest rate-related derivative instruments reflects the re-positioning of our treasury activities from on-balance sheet interbank business towards a more comprehensive use of interest-related derivative instruments. This repositioning results in a shift from net interest income to net trading result pursuant to IAS 39.

General Administrative Expenses

Our general administrative expenses decreased by EUR 54 million, or 8%, to EUR 619 million in the first quarter 2003 from EUR 673 million in the first quarter 2002. The decrease reflects the realization of synergies in our Austrian operations and the reduction of staff costs in one of our IT subsidiaries due to the completion of large IT projects related to our merger with Creditanstalt AG. The decrease also reflects the decline in value of the Polish zloty relative to the Euro as compared to the first quarter 2002.

Balance of Other Operating Income and Expenses

Our balance of other operating income and expenses comprises income and expenses related to the sale of fully consolidated subsidiaries as well as all income and expenses generated or incurred in the ordinary course of business that cannot be allocated to any other line item of our income statement, such as provisioning for litigation expenses, certain inter-company charges and the proceeds from the disposal of lease assets. Our balance of other operating income and expenses decreased from net income of EUR 9 million in the first quarter 2002 to a net expense of EUR 3 million in the first quarter 2003. In the first quarter 2002, our balance of other income and expenses was strongly influenced by a positive non-recurring item at one of our subsidiaries, which was, however, offset by a corresponding item in general administrative expenses.

Net Income from Investments

Our net income from investments decreased from EUR 22 million in the first quarter 2002 to EUR 20 million in the first quarter 2003. In the first quarter 2002, net income from investments included a net gain from the sale to a subsidiary of the AVZ-Stiftung of a portion of our stake in Oesterreichische Kontrollbank AG amounting to EUR 14 million. In the first quarter 2003, net income from investments included a net gain of EUR 19 million from the reversal of an impairment of convertible bonds.

Amortization of Goodwill

At EUR 15 million, our amortization of goodwill remained almost unchanged in the first quarter 2003 compared to the first quarter 2002.

Balance of Other Income and Expenses

Our balance of other income and expenses remained stable in the first quarter 2003 as compared to the first quarter 2002 at a net expense of EUR 1 million.

Net Income Before Taxes

Our net income before taxes increased by EUR 35 million, or 29%, to EUR 153 million in the first quarter 2003 as compared to the first quarter 2002. Our net income before taxes for the first quarter 2003 consisted largely of operating income, except for a net gain of EUR 20 million from the items described above under "—Net Income from Investments."

Income Taxes

Our taxes on income increased from EUR 22 million in the first quarter 2002 to EUR 33 million in the first quarter 2003. The increase of EUR 11 million, or 50%, is due to the increase in operating income.

Minority Interests

Minority interests increased to EUR 19 million in the first quarter 2003 from EUR 16 million in the first quarter 2002, resulting from the reduction of our stake in VISA-SERVICE Kreditkarten AG by 24.9% and the increase of our net income in Poland.

Consolidated Net Income

Our consolidated net income increased to EUR 101 million in the first quarter of 2003 from EUR 81 million in the first quarter of 2002, resulting from the increase in net income that more than offset the increase in minority interests.

Segment Information

Improvements to Our Cost Allocation Method and Segment Reporting

Our segment reporting in 2003 has been affected by three significant changes:

- *Changes in the cost allocation method.* As of the beginning of 2003, we changed our cost allocation method at the level of Bank Austria Creditanstalt AG. First, we improved our cost management system. The improved system enables us to allocate among the relevant business segments most of the central costs that we formerly showed under "Other Items/ Reclassifications." Second, we began reallocating our interest income from pension provisions originally deducted from personnel expenses on a segmental basis to net interest income, which has the effect of increasing both interest income and administrative expenses in equal amounts. Third, we changed our method of allocating residual costs to profit centers. This change altered the last step of our four-step cost allocation system. As a first step, we allocate direct costs to the profit center that is responsible for the costs. As a second step, we allocate the unit costs of each product sold to or transaction executed with a customer to the profit center that realizes the income for such sale or transaction and reduce the cost incurred by each cost center by a corresponding amount. As a third step, we allocate the indirect costs incurred by our cost centers *pro rata* in accordance with the degree to which each profit center employs the resources of the cost center. As a fourth step, we allocate residual costs. Until the end of 2002, we allocated residual costs to each profit center *pro rata* in accordance with the percentage of costs that we had allocated to such profit center in the first three steps. Since January 1, 2003, we allocate residual costs to each profit center according to the operating profit before residual costs.
- *Initial segmental allocation of certain items.* In our financial statements and other financial reporting through the end of 2002, all income components not directly attributable to a specific business segment were reported under "Other Items/Reclassifications." These items include, among other things, the cost of supplementary capital elements (Tier 2), refinancing costs and investment income not allocated to a business segment. In 2002, we refined our database and set

up new processes allowing us in 2003 to allocate almost all such costs and income to the relevant business segment. Under the new approach, Tier 2 costs are allocated to the business segments on the basis of risk-weighted assets and interest income and interest expense relating to other assets/liabilities (to the extent not already allocated to the business segments) are allocated according to operating income.

- *Changes in the allocation of equity participations.* Effective January 1, 2003, we reallocated certain equity participations from the "Other Items/Reclassifications" segment to the specific business segments with which they have the strongest financial links.

Due to the changes in our cost and segment allocation described above, our segment data for the three months ended March 31, 2003 is not fully comparable to our historical data for the three months ended March 31, 2002. To facilitate your comparison of our segment results of these two periods, we have adjusted the segment data for the year 2002 to present information as if we had already applied the changes in our segment reporting in 2002. The effects of these changes are shown in the table below headed "Segment Information 2002 Based on Old and New Cost and Segment Allocation Method." For reasons relating to how information is organized and stored in our database, the new cost allocation method can only be applied retroactively to full year 2002 figures, but not for any 2002 interim period figures. To enable you to make a meaningful quarter to quarter comparison, we present our segment information for the first quarter 2002 on a *pro forma* basis (*i.e.*, for each figure, 25% of the adjusted full year 2002 figure). We refer to this *pro forma* information as "one quarter 2002" financial information. All comparisons other than segment information are based on the actual historical financial data for the first quarter 2002.

You should recognize that the data that result from dividing the full year 2002 data into quarters do not produce the same results we would obtain if we were actually able to produce the first quarter 2002 data on the same basis as the first quarter 2003 data. The adjusted 2002 quarterly data reflect effects recorded in the second through fourth quarters of the year that would not have been recorded in the actual first quarter data. Examples of such effects are the deconsolidation of CA IB entities (following a restructuring) on the basis of immateriality and, from May 1, 2002, the first time consolidation of Splitska Banka d.d. The adjusted 2002 quarterly data also reflect the effects of year-end accounting adjustments and do not take into account seasonal fluctuations. Historically, the nature of our business has been such that there has not been a pattern of meaningful seasonal fluctuations.

Segment Information 2002 Based on Old and New Cost and Segment Allocation Method

		Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassi- fications	Total
				in EUR million, except %					
Net interest income	2002	775.0	628.9	96.7	639.2	127.9	(4.9)	43.7	2,306.7
	2002 (adjusted)	802.3	622.3	86.7	640.4	126.9	(4.9)	33.0	2,306.7
Losses on loans and advances . .	2002	(97.4)	(292.3)	(25.7)	(100.5)	(6.9)	0.0	(13.8)	(536.5)
	2002 (adjusted)	(97.4)	(292.3)	(26.0)	(100.5)	(6.9)	0.0	(13.5)	(536.5)
Net fee and commission income	2002	435.2	264.6	9.8	327.7	8.3	25.5	4.8	1,075.9
	2002 (adjusted)	435.2	264.6	13.5	327.7	8.3	25.5	1.1	1,075.9
Net trading result . .	2002	0.2	2.9	0.0	29.2	131.7	61.2	5.5	230.7
	2002 (adjusted)	0.2	2.9	0.0	27.2	131.7	61.2	7.5	230.7
General administrative expenses	2002	(998.6)	(434.7)	(32.2)	(725.2)	(104.3)	(38.7)	(169.7)	(2,503.3)
	2002 (adjusted)	(1,020.0)	(474.0)	(53.4)	(718.4)	(165.0)	(38.3)	(33.9)	(2,503.3)
Balance of other operating income and expenses . .	2002	17.4	8.4	0.5	(5.8)	(3.0)	1.5	(20.4)	(1.4)
	2002 (adjusted)	17.4	8.4	0.7	(5.8)	(3.0)	1.5	(20.6)	(1.4)
Operating profit . . .	2002	132.1	177.8	49.1	164.6	153.7	44.5	(149.9)	572.0
	2002 (adjusted)	137.8	131.9	21.5	170.6	92.0	44.9	(26.6)	572.0
Net income from investments	2002	5.0	33.4	(3.7)	23.0	(1.6)	(6.7)	(21.1)	28.4
	2002 (adjusted)	5.0	33.2	(4.6)	23.0	(1.6)	(6.7)	(19.9)	28.4
Amortization of goodwill	2002	(5.7)	(4.2)	(0.3)	(44.1)	(26.7)	(2.7)	(4.2)	(87.9)
	2002 (adjusted)	(5.7)	(4.2)	(0.2)	(44.1)	(26.7)	(2.7)	(4.1)	(87.9)
Balance of other income and expenses	2002	(0.3)	(0.5)	0.0	(1.2)	0.0	0.0	(6.3)	(8.3)
	2002 (adjusted)	(0.3)	(0.5)	(0.3)	(1.2)	0.0	0.0	(6.0)	(8.3)
Net income before taxes	2002	131.1	206.5	45.1	142.3	125.4	35.2	(181.4)	504.2
	2002 (adjusted)	136.7	160.3	16.3	148.4	63.7	35.6	(56.8)	504.2
Return on equity before taxes (in %)	2002	18.5	12.1	13.6	17.1	48.2	33.6	n/a	10.6
	2002 (adjusted)	18.5	8.9	4.2	18.3	23.8	34.0	n/a	10.6
Cost/income ratio in %	2002	81.3	48.0	30.1	73.2	39.4	46.5	n/a	69.3
	2002 (adjusted)	81.3	52.8	52.9	72.6	62.5	46.0	n/a	69.3
Average risk-weighted assets .	2002	11,402	27,546	5,334	13,397	4,200	1,686	8,138	71,702
	2002 (adjusted)	11,925	28,993	6,323	13,100	4,309	1,686	5,094(1)	71,429(2)
Average allocated equity	2002	707	1,708	331	831	260	105	800	4,742
	2002 (adjusted)	739	1,798	392	812	267	105	629	4,742

(1) This number has previously been reported in the Annual Report 2002 as EUR 8,138 million (see page F-32) and adjusted during the course of improvements in our segment reporting to EUR 5,094 million.

(2) This number has previously been reported in the Annual Report 2002 as EUR 71,702 million (see page F-32) and adjusted during the course of improvements in our segment reporting to EUR 71,429 million.

Certain changes in the segment information set forth in the table above can be explained as follows:

Net interest income. The changes in net interest income are derived from three different sources:

(a) Interest income from pension provisions is allocated to our business segments in proportion to other employee expenses in each segment. Since the Domestic Private Customers and Professionals segment employs a relatively high proportion of our staff, that segment benefits most from this allocation method.

(b) Refinancing costs relating to the balance of other assets and other liabilities are allocated to our business segments in proportion to the operating income in each segment. Since other assets are greater than other liabilities, the overall net effect on the business segments is negative.

(c) Because certain unconsolidated equity interests have been transferred from one business segment to another, refinancing costs relating to such unconsolidated equity interests have also been moved to the corresponding segment.

Certain consolidated subsidiaries were allocated to new business segments, resulting in changes in all line items of these segments.

The total of the effects described under (b) and (c) above more than offset the positive impact of the changes in the interest income on pension provisions in all of our business segments except in the Domestic Private Customers and Professionals and CEE segments.

Net fee and commission income. Net fee and commission income in the Real Estate Finance and Real Estate Customers segment changed due to the new allocation of certain subsidiaries to the segment.

Net trading result. The change in net trading result in the CEE business segment relates to the net effect of transactions relating to the hedging of foreign exchange exposures associated with the anticipated net income from our most important CEE subsidiaries (previously allocated to the Other Items/Reclassifications segment).

General administrative expenses. Due to the changes in our cost allocation method described above, unallocated costs in the Other Items/Reclassifications segment declined from EUR 169.7 million to EUR 33.9 million. The newly allocated costs of EUR 135.8 million increased general administrative expenses in all segments except for CEE and Asset Management. Since the newly allocated costs are all related to our Austrian operations, no such costs were allocated to the CEE segment. Furthermore, the change in the residual cost allocation method resulted in a reduction in the residual costs allocated to CEE. Hence, the general administrative expenses relating to CEE decreased.

Segment Information for the Quarter Ended March 31, 2003 and One Quarter 2002 Based on the New Cost and Segment Allocation Method

		Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassi-fications	Total
		in EUR million, except %							
Net interest income	Q1 2003	189.2	143.9	24.8	139.0	14.7	(1.1)	9.3	519.9
	¼ 2002 (adjusted)	200.6	155.6	21.7	160.1	31.7	(1.2)	8.0	576.4
Losses on loans and advances	Q1 2003	(24.1)	(66.0)	(8.0)	(29.4)	0.0	0.0	(0.6)	(128.1)
	¼ 2002 (adjusted)	(24.3)	(73.1)	(6.5)	(25.1)	(1.7)	0.0	(3.4)	(134.2)
Net fee and commission income	Q1 2003	110.5	66.5	3.1	81.8	2.9	5.5	(0.2)	270.1
	¼ 2002 (adjusted)	108.8	66.1	3.4	81.9	2.1	6.4	0.3	269.0
Net trading result	Q1 2003	0.3	0.3	0.0	27.3	56.8	23.8	0.5	109.1
	¼ 2002 (adjusted)	0.0	0.7	0.0	6.8	32.9	15.3	1.9	57.7
General administrative expenses	Q1 2003	(251.1)	(124.4)	(15.1)	(159.9)	(48.1)	(9.2)	(10.8)	(618.5)
	¼ 2002 (adjusted)	(255.0)	(118.5)	(13.3)	(179.6)	(41.3)	(9.6)	(8.5)	(625.8)
Balance of other operating income and expenses	Q1 2003	(2.2)	1.9	0.0	(2.2)	(4.6)	0.4	3.5	(3.3)
	¼ 2002 (adjusted)	4.4	2.1	0.2	(1.4)	(0.7)	0.4	(5.2)	(0.4)
Operating profit	Q1 2003	22.7	22.2	4.9	56.8	21.6	19.4	1.7	149.2
	¼ 2002 (adjusted)	34.4	33.0	5.4	42.7	23.0	11.2	(6.9)	142.7
Net income from investments	Q1 2003	0.5	7.0	0.0	6.6	4.7	0.0	0.9	19.7
	¼ 2002 (adjusted)	1.2	8.3	(1.2)	5.8	(0.4)	(1.7)	(5.0)	7.1
Amortization of goodwill	Q1 2003	(1.5)	(1.1)	(0.1)	(9.1)	(1.9)	(0.3)	(1.2)	(15.2)
	¼ 2002 (adjusted)	(1.4)	(1.1)	(0.1)	(11.0)	(6.7)	(0.7)	(1.1)	(22.0)
Balance of other income and expenses	Q1 2003	0.0	(0.3)	0.0	(0.3)	0.0	0.0	(0.1)	(0.5)
	¼ 2002 (adjusted)	(0.1)	(0.1)	(0.1)	(0.3)	0.0	0.0	(1.5)	(2.1)
Net income before taxes	Q1 2003	21.7	27.9	4.8	54.0	24.4	19.1	1.4	153.2
	¼ 2002 (adjusted)	34.2	40.1	4.1	37.1	15.9	8.9	(14.5)	125.8
Return on equity before taxes in %	Q1 2003	12.2	6.8	5.4	25.9	41.5	85.5	n/a	13.4
	2002 (adjusted)	18.5	8.9	4.2	18.3	23.8	34.0	n/a	10.6
Cost/income ratio in %	Q1 2003	84.3	58.5	54.0	65.0	69.0	32.2	n/a	69.0
	2002 (adjusted)	81.3	52.8	52.9	72.6	62.5	46.0	n/a	69.3
Average risk-weighted assets	Q1 2003	11,468	26,606	5,748	13,440	3,793	1,438	4,800	67,293
	2002 (adjusted)	11,925	28,993	6,323	13,100	4,309	1,686	5,094(1)	71,429(2)
Average allocated equity	Q1 2003	711	1,650	356	833	235	89	699	4,573
	2002 (adjusted)	739	1,798	392	812	267	105	629	4,742

(1) This number has previously been reported in the Annual Report 2002 as EUR 8,138 million (see page F-32) and adjusted during the course of improvements in our segment reporting to EUR 5,094 million.

(2) This number has previously been reported in the Annual Report 2002 as EUR 71,702 million (see page F-32) and adjusted during the course of improvements in our segment reporting to EUR 71,429 million.

Domestic Private Customers and Professionals

Our net income before taxes in the Domestic Private Customers and Professionals segment decreased in the first quarter 2003 by EUR 12.5 million, or 37%, as compared to one quarter 2002 (25% of adjusted full year). The decrease was due to the fact that interest rates and margins on deposits declined, as did deposit volumes. The increase in new loans in the first quarter 2003 compared to one quarter 2002 (25% of adjusted full year) and the improvement in the average lending margin in the first quarter 2003 compared to one quarter 2002 could not reverse the trend. Our balance of other operating income and expense in one quarter 2002 reflected a gain from the sale of an interest in one of our subsidiaries.

Domestic Corporate Customers

Our net income before taxes in the Domestic Corporate Customers segment decreased by EUR 12.2 million or 30% from EUR 40.1 million in one quarter 2002 (25% of adjusted full year) to EUR 27.9 million in the first quarter 2003. This decrease reflects low interest rates and low margins on deposits, as well as declining deposit and lending volumes. The decline in lending volume was partly due to an increased emphasis on risk-adjusted pricing and portfolio selection. In addition, the generally weak economy lowered the demand for investment credits in Austria. The decrease in demand for new loans in Austria was not fully offset by the increase in demand for special financing solutions in the CEE countries that were booked in the Domestic Corporate Customers segment. In the first quarter 2003, losses on loans and advances in this segment improved due to improved asset quality.

Real Estate Finance and Real Estate Customers

Our net income before taxes in the Real Estate Finance and Real Estate Customers segment increased by EUR 0.7 million or 17% from EUR 4.1 million in one quarter 2002 (25% of adjusted full year) to EUR 4.8 million in the first quarter 2003. Net interest income in the Real Estate Finance and Real Estate Customers segment increased by EUR 3.1 million or 14%, in the first quarter 2003, reflecting a risk-adjusted repricing of loans of selected customers implemented in 2002.

CEE

Our net income before taxes in the CEE segment increased by EUR 16.9 million or 46% from EUR 37.1 million in one quarter 2002 (25% of adjusted full year) to EUR 54 million in the first quarter 2003. This increase was principally due to a EUR 20.5 million improvement in the CEE segment's net trading result. This improvement was mainly attributable to activities in Poland, Bulgaria (the results of which were not consolidated in the first quarter of 2002) and Vienna (from hedging the expected 2003 net profit of the CEE subsidiaries against the Euro). General administrative expenses decreased by EUR 19.7 million, mainly in Poland due both to further cost savings and to the decline of the value of the Polish zloty against the Euro by 9% since the beginning of the year. This exchange rate decline also contributed to a reduction in net interest income of EUR 21.1 million, of which close to 50% was currency-related. The decline of general interest rate levels in the CEE countries continued in the first quarter of 2003 and put downward pressure on interest margins. This pressure resulted in a stronger emphasis on trading income.

International Markets

Our net income before taxes in the International Markets segment increased by EUR 8.5 million, or 53%, from EUR 15.9 million in one quarter 2002 (25% of adjusted full year) to 24.4 million in the first quarter 2003. This increase was primarily the result of a near doubling of our net trading result. Almost all our sales and trading operations contributed to the sharp rise in trading profits due to a favorable interest rate environment. In addition, one-off effects led to an increase in investment income and a reduction in goodwill amortization. (One quarter 2002 was affected by the deconsolidation of a CA IB subsidiary in a later quarter.)

Asset Management

Our net income before taxes in the Asset Management segment more than doubled from EUR 8.9 million in one quarter 2002 (25% of adjusted full year) to EUR 19.1 million in the first quarter 2003. This increase was due to the improvement of our net trading result from EUR 15.3 million in one quarter 2002 (25% of adjusted full year) to EUR 23.8 million in the first quarter 2003 as a result of the improvement of the trading result at our Cayman Islands subsidiary.

Other Items/Reclassifications

Net interest income includes effects from capital allocation as well as effects from newly allocated subsidiaries. Balance of operating income and expenses includes an offset for the income from our New York branch under our management agreement with HypoVereinsbank, as well as foreign exchange costs and consolidation effects. Our negative result in Other Items/Reclassifications in the first quarter 2002 related primarily to the revaluation of securities and consolidation effects.

Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001

Income Statement Information

	Year ended December 31, 2002	2001
	in EUR million, except % and per share amounts	
Net interest income	2,307	2,672
Losses on loans and advances	(537)	(703)
Net interest income after losses on loans and advances	**1,770**	**1,969**
Net fee and commission income	1,076	1,061
Net trading result	231	261
General administrative expenses	2,503	2,773
Balance of other operating income and expenses	(1)	34
Operating profit	**572**	**552**
Net income from investments	28	187
Amortization of goodwill	88	73
Balance of other income and expenses	(8)	(10)
Profit from ordinary activities/ net income before taxes	**504**	**655**
Taxes on income	(111)	(98)
Net income	**393**	**557**
Minority interests	84	74
Consolidated net income	**309**	**483**
Earnings per share (in EUR)	2.71	4.24
Return on equity after taxes (in %)	6.5	10.2
Return on assets (in %)	0.20	0.30
Cost/income ratio (in %)	69.3	68.8
Losses on loans and advances/net interest income	23.3	26.3
Tier 1 capital ratio(1)	6.8	7.8

(1) Prepared in accordance with the Austrian Banking Act.

Net Interest Income

The following table shows a breakdown of our net interest income by business segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	775	629	97	639	128	(5)	44	**2,307**
2001	825	698	94	758	174	7	116	**2,672**

On a segmental basis, net interest income declined in all our business segments, except for the Real Estate Finance and Real Estate Customers segment. The decline was most pronounced in the CEE segment with a decline of EUR 119 million or 16%, primarily due to the decline in value of the Polish zloty in relation to the Euro which accounted for EUR 67 million of the decline. In addition, the decline in the average interest margin for this segment contributed EUR 42 million to the decline in net interest income. The decrease in net interest income in the Domestic Corporate Customers segment of EUR 69 million, or 10%, and in the Domestic Private Customers and Professionals segment of EUR 50 million, or 6%, primarily reflects the generally low interest rates and the weak Austrian economy. In the Domestic Private Customers and Professionals segment, the average interest margin for deposits realized by our company decreased by 0.15% from 1.81% in 2001 to 1.66% in 2002. This decrease was due to generally declining interest rates. In addition, deposit volumes decreased in 2002 as compared to 2001. In the Domestic Corporate Customers segment, the average interest margin for deposits decreased by 0.16% from 0.95% in 2001 to 0.79% in 2002, the effects of which were partially offset by an increase in deposit volumes. Due to the weak Austrian economy and active portfolio management, the volume of new loans in the Domestic Corporate Customers segment decreased by 2%, whereas the average interest margin

increased by 0.05% to 0.88%. In the International Markets segment, net interest income declined by EUR 46 million or 26%, in part due to the declining interest rates. In addition, the decline in net interest income reflects the shift in strategy in treasury activities from a focus on on-balance sheet inter-bank transactions to a more extensive use of derivatives instruments, which resulted in a move from net interest income to net trading result. The negative net interest income in our Asset Management segment in 2002 resulted from the allocation to net interest income of higher financing costs of affiliated companies, the income of which is shown as net trading income. Net interest income in our Real Estate Finance and Real Estate Customers segment increased by EUR 3 million, or 3%. This slight increase reflects a slight volume increase and a risk-adjusted repricing for selected contracts. The change in the Other Items/Reclassifications amount from 2001 to 2002 was due to two factors. One factor was a higher capital allocation to the business segments in 2002 that resulted in lower residual capital and a corresponding lower interest income allocation to Other Items/Reclassifications in 2002. The second factor was that the business segments were charged with lower market-based refinancing costs for their participations in 2002 as opposed to the higher assumed refinancing costs used in 2001. The excess of the assumed refinancing costs over the actual refinancing costs was included in net interest income in the Other Items/Reclassifications segment in 2001.

The following table shows a breakdown of our net interest income into its income and expense components:

	2002	2001
	in EUR million	
Interest income from:		
Loans and advances and money market transactions	4,673	6,548
Bonds and other fixed income securities	793	1,129
Shares and other variable yield securities	62	64
Subsidiaries	47	77
Companies accounted for under the equity method	16	56
Other companies in which an equity interest is held	21	21
Investment Property	31	32
Total interest income	**5,643**	**7,927**
Interest expenses for:		
Deposits	2,444	4,049
Liabilities evidenced by certificates	708	1,024
Subordinated capital	338	327
Total interest expenses	**3,490**	**5,400**
Net income from leasing transactions	154	143
Net interest income	**2,307**	**2,672**

On a group level, net interest income decreased by 14% to EUR 2,307 million in 2002 from EUR 2,672 million in 2001.

Losses on Loans and Advances

The following table shows a breakdown of our losses on loans and advances by business segments:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	97	292	26	101	7	—	14	**537**
2001	89	444	50	119	—	—	1	**703**

On a segmental basis, losses on loans and advances declined most significantly in our Domestic Corporate Customers segment. The decline of EUR 152 million or 34% from 2001 to 2002 was primarily the result of the exposure to fewer insolvencies of large borrowers in 2002 as compared to 2001. In the

Real Estate Finance and Real Estate Customers segments losses on loans and advances decreased by EUR 24 million or 48%, primarily reflecting a non-recurring effect in 2001. In the CEE segment, a decline of EUR 18 million or 15% in losses on loans and advances reflected improved risk management. Losses on loans and advances in the CEE segment were also affected by our use of the purchase accounting method with regard to the acquisition of Bank Przemyslowo-Handlowy in 2001. Under the purchase accounting method as applied in connection with the BPH PBK acquisition in 2001, we were permitted to increase risk provisions with a corresponding increase in goodwill. The higher risk provisions resulted in a reduction in losses on loans and advances in the income statement in 2002. Absent the effects of the purchase accounting method our losses on loans and advances would have been higher by EUR 78 million in 2001 and EUR 50 million in 2002. Losses on loans and advances in the International Markets segment increased to EUR 7 million in 2002 due to a loss on a securitized loan. Losses on loans and advances in the Other Items/Reclassifications segment increased to EUR 14 million in 2002 because of a loss reserve established with regard to credit extended to an Argentine borrower. Overall, the level of losses on loans and advances is still high, not the least due to the unfavorable economic environment in Austria which is accompanied by a relatively high number of insolvencies.

The following table shows a breakdown of our loan loss ratios by business segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
					in %			
Ratio of losses on loans and advances to net interest income								
2002	12.5	46.4	26.8	15.8	5.5	0.0	31.8	**23.3**
2001	10.8	63.6	53.2	15.7	0.0	0.0	0.9	**26.3**
Ratio of losses on loans and advances to average risk-weighted assets								
2002	0.85	1.06	0.49	0.75	0.17	0.00	0.17	**0.75**
2001	0.80	1.55	0.93	0.96	0.00	0.00	0.01	**0.95**

The following table shows a break-down of our additions to provisions, releases of provisions and payments received for written-off loans and advances:

	2002	2001
	in EUR million	
Additions to:		
Provisions for loans and advances	1,013	1,223
Provisions for contingent liabilities	45	48
Total additions	1,058	1,270
Releases of:		
Provisions for loans and advances	(391)	(467)
Provisions for contingent liabilities	(88)	(62)
Total releases	(479)	(530)
Payments received for written-off loans and advances	(42)	(38)
Net charge for losses on loans and advances	**537**	**703**

On a group level, our losses on loans and advances decreased by EUR 166 million or 24% from EUR 703 million in 2001 to EUR 537 million in 2002. This decrease primarily reflects a decline in additions to provisions by EUR 212 million or 17% in 2002 compared to 2001. This effect was partially offset by a slight decline in the release of provisions by EUR 51 million or 10% from 2002 to 2001. The decrease in losses for loans and advances was the result of our exposure to fewer insolvencies of large borrowers. In addition, a more stringent risk management also contributed to the decrease.

Net Fee and Commission Income

The following table shows a breakdown of our net fee and commission income by business segment.

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	435	265	10	328	8	26	5	**1,076**
2001	446	279	9	269	29	27	1	**1,061**

On a segmental basis, the only business segment that showed a significant increase in net fee and commission income in 2002 was the CEE segment with net fee and commission income up by EUR 59 million, or 22%, from EUR 269 million in 2001 to EUR 328 million in 2002. This increase was affected primarily by a negative effect of EUR 30 million resulting from the decline in value of the Polish zloty and a positive effect of EUR 40 million resulting from the first-time application of HVB Group accounting guidelines. The application of these guidelines required the allocation of certain fee income related to trading activities for customers to net commission income rather than to net trading result as in previous years. Net of the currency fluctuation and accounting effects, the increase in net fee and commission income in the CEE segment was primarily due to growth in Poland, which accounted for approximately EUR 30 million, and the first time consolidation of Splitska Banka d.d., which contributed EUR 12 million in net fee and commission income. Despite the sharp decline in the number and volumes of securities transactions for retail customers, the increasing pressure on pricing and the discontinuation of foreign currency exchange and similar transactions related to the former local currencies of the countries that adopted the Euro, our net fee and commission income in the Domestic Private Customers and Professionals segment decreased only slightly by EUR 11 million, or 3%, from EUR 446 million in 2001 to EUR 435 million in 2002. We were able to compensate for the decline in fees and commissions related to securities transactions and foreign currency dealings, *e.g.*, with commission income from the sale of capital guaranteed products to our private customers and professionals. Net fee and commission income in the Domestic Corporate Customers segment was down by EUR 14 million, or 5%, from EUR 279 million in 2001 to EUR 265 million in 2002. This decrease primarily reflects a decline in the number and volume of foreign trade and payment transactions resulting from the consolidation of customer accounts in the course of the full integration of the former Bank Austria AG and the former Creditanstalt AG in 2002. It also reflects a decline in securities transactions due to the generally weak markets. Net fee and commission income in the International Markets segment was down by EUR 21 million, or 72%, from EUR 29 million in 2001 to EUR 8 million in 2002. This decrease resulted largely from a change in our accounting for premiums related to credit derivatives, *i.e.*, moving them from fee and commission income to net trading result and, again, the discontinuation of foreign currency exchange and similar transactions related to the former local currencies of those countries that adopted the Euro.

The following table illustrates the sources of our net fee and commission income:

	2002	2001
	in EUR million	
Securities and custodian business	227	243
Foreign trade/payment transactions	665	608
Lending business	146	132
Other services and advisory business(1)	38	77
Net fee and commission income	**1,076**	**1,061**

(1) Primarily Includes insurance product sales, home loan product sales and other financial advisory services.

Broken down by source, our net fee and commission income from foreign trade and payment transactions increased by 9% and our net fee and commission income from our lending business increased by 11%. The increase in net fee and commission income from foreign trade and payment transactions was principally due to the first time consolidation of Splitska Banka d.d. The increase in net commission income from our lending business resulted from an increase in our lending commission rates in Austria. Net commission income from our securities and custodian business as well as from our

other services and advisory business decreased by 7% and 51%, respectively, primarily due to the sharp decline in the number and volumes of securities transactions and increasing competitive pressure on pricing.

Net Trading Result

The following table shows a breakdown of our net trading result by business segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	—	3	—	29	132	61	6	**231**
2001	2	1	—	101	74	66	16	**261**

On a segmental level, the decrease in our net trading result was primarily caused by a sharp decline of EUR 72 million or 71% in the net trading result attributable to our CEE segment. This decline was caused in part by unfavorable market conditions, primarily in the Polish market, and in part by the first-time allocation in Poland of fee income related to trading activities for customers to net commission income rather than to net trading result as in previous years. The decline could not be fully offset by the EUR 58 million or 78% increase in the net trading result attributable to the International Markets segment. This increase reflects the favorable market conditions for interest rate-related instruments resulting from the further decline in interest rates in 2002, as well as the re-positioning of our treasury activities from on-balance sheet inter-bank transactions towards a more extensive use of interest rate-related derivatives instruments, resulting in a shift from net interest income to net trading income. The net trading results shown for the Asset Management segment relate to our Cayman Islands alternative investments. The decline in the Other Items/Reclassifications amount was due to the reallocation of the net result of hedging transactions relating to the net income of non-Austrian entities from Other Items/ Reclassifications to the respective business units.

The following table illustrates the sources of our net trading result:

	2002	2001
	in EUR million	
Equity-related transactions	41	(27)
Interest rate and currency-related transactions	190	288
Net trading result	**231**	**261**

Our net trading result is comprised principally of realized gains and losses from trading in securities, derivative and foreign exchange instruments as well as any gains and losses from marking to market the securities, derivatives and foreign exchange instruments allocated to, and held in, our trading portfolio. Our net trading result also includes interest and dividend income on securities held for trading and the interest expense associated with funding these positions. Our net trading result decreased moderately by 11% to EUR 231 million in 2002 from EUR 261 million in 2001. In 2002, we were not able to match the excellent 2001 trading result.

General Administrative Expenses

The following table shows a breakdown of our general administrative expenses by business segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	999	435	32	725	104	39	170	**2,503**
2001	1,101	490	27	779	146	53	177	**2,773**

On a segmental level, general administrative expenses decreased throughout all segments, except for the Real Estate Finance and Real Estate Customers segment, where general administrative expenses were up EUR 5 million or 19% from EUR 27 million in 2001 to EUR 32 million in 2002. This increase resulted from our planned expansion of our real estate finance business. The decrease in our general administrative expenses in the Domestic Private Customers and Professionals and the Domestic Corporate Customers segments by 9% and 11%, respectively, reflects synergies of the full integration in Austria of Bank Austria with Creditanstalt. The cost savings were possible despite the significant IT system integration costs because we capitalized the expenditures of large IT projects which are, therefore, not reflected in our general administrative expenses, with the exception of amortization of the capitalized amounts. Other costs related to the integration were offset by the release of a restructuring reserve. The increase in the current IT costs related to the integration project was more than offset by the reduction in staff costs, as discussed below. In the CEE segment, general administrative expenses were down EUR 54 million or 7% from EUR 779 million in 2001 to EUR 725 million in 2002. The decline in value of the Polish zloty against the Euro in the course of 2002 accounted for a significant part of this reduction (EUR 66 million). We achieved additional cost savings in the CEE segment despite the first time consolidation of Splitska Banka d.d., which accounted for EUR 21 million in administrative expenses. The cost savings were primarily due to synergies from integration and restructuring projects, the reduction of the number of branches and the reduction of staff costs, primarily in Poland (in all, EUR 25 million, after adjustment for foreign exchange movements). In the International Markets segment, general administrative expenses were down EUR 42 million or 29% from EUR 146 million in 2001 to EUR 104 million in 2002. This reduction was due to a decline in headcount, as well as the deconsolidation of the former CA IB subsidiaries. In the Asset Management segment, general administrative expenses declined by 26% due to expense reductions at Capital Invest KAG, our Austrian asset management company, the deconsolidation of the asset management subsidiaries of CA IB and the sale of Ringturm KAG.

The following table shows a breakdown of our general administrative expenses:

	2002	2001
	in EUR million	
Staff costs	1,406	1,487
Other administrative expenses	870	1,049
Depreciation and amortization	227	237
General administrative expenses	**2,503**	**2,773**

Our general administrative expenses decreased from 2001 to 2002 by EUR 270 million or 10%. This decrease primarily reflects a decrease of EUR 81 million or 5% in staff costs and a decrease of EUR 179 million or 17% in other administrative expenses which include current IT and other operating expenses, as well as acquisition- and expansion-related expenses. Depreciation and amortization also decreased by EUR 10 million or 4%. The decrease of our general administrative expenses is a result of our rigorous cost management and cost control program and of the other effects described in more detail in the segment discussion above, including the decline in value of the Polish zloty against the Euro in 2002. Staff costs accounted for 56% and 54% of general administrative expenses in 2002 and 2001, respectively, and we expect them to continue to be the single most important factor for the further management and control of our costs. However, the savings potential with respect to reductions in headcount is limited, and we expect that further reductions in headcount outside the CEE region will be at a lower rate than in the past two years.

Staff Costs

We reduced our staff costs from EUR 1,487 million in 2001 by EUR 81 million or 5% to EUR 1,406 million in 2002.

The following table shows a breakdown of our staff costs:

	2002	2001
	in EUR million	
Wages and salaries	950	1,011
Social security contributions	210	206
Expenses for retirement benefits and other benefits	246	270
Staff costs	**1,406**	**1,487**

The following table shows the number of our employees (full-time equivalents) on payroll as of December 31 of the years 2002 and 2001:

	As of December 31,	
	2002	2001
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business (*Funktionstochtergesellschaften*)(1)	11,916	12,636
CEE and other subsidiaries(2)	17,851	19,528
of which: Poland	12,089	14,387
Total	**29,767**	**32,164**

(1) Including six unconsolidated subsidiaries.

(2) Including Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria Creditanstalt Gruppe GmbH, Asset Management GmbH, Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG, BA/CA Asset Finance Limited and Bank Austria Cayman Islands Ltd. and, although not a consolidated subsidiary, HVB Bank Yugoslavia a.d.

Wages and salaries are by far the largest component of our staff costs and accounted for 68% of our staff costs in each of 2002 and 2001. We reduced our cost of wages and salaries by EUR 61 million from 2001 to 2002. This reduction primarily reflects a net reduction in headcount. In addition, the decline in value of the Polish zloty against the Euro by 13% in 2002 resulted in a corresponding reduction in our cost of wages and salaries in Poland on a Euro basis. Our full-time equivalent employees were down 2,397 or 8% from 2001 to 2002. The reduction in full-time equivalent employees in our Austrian operations by 720 or 6% and in our Polish operations by 2,298 or 16% was partly offset by an increase in headcount of 621, or 12%, in our operations in other CEE countries. In Austria, the personnel reduction was primarily the result of the continued implementation of our long-term integration strategy. In particular, the synergies stemming from our integration program "Banking for success," which we completed in the course of 2002, facilitated a reduction in headcount through natural attrition. At our Polish operations, the reduction in headcount primarily reflects the implementation of state-of-the-art automated operational banking processes. Other synergies resulting from the merger of BPH and PBK also contributed to the reduction in personnel expenses. The increase in the number of employees in other CEE countries reflects the expansion of our operations in this region. Going forward, we expect that with the implementation of modern banking operations and the exploitation of further synergies we will be able to further reduce our headcount in some parts of the CEE region.

Depreciation and Amortization

The following table shows a breakdown of the depreciation and amortization components of our general administrative expenses:

	2002	2001
	in EUR million	
Property and equipment	143	183
Intangible assets excluding goodwill	84	54
Total	**227**	**237**

Our depreciation and amortization decreased by EUR 10 million, or 4%, from 2001 to 2002. The decrease was due to a decrease in depreciation and amortization of property and equipment of EUR 40 million which was partly offset by an increase in the depreciation and amortization of intangible assets (excluding goodwill) of EUR 30 million. The lower depreciation of property and equipment resulted from lower expenditures on these kinds of assets due to the cost control measures that we have in place. The higher amortization of intangibles was due to the large-scale installation of banking software at our subsidiaries in Poland and other countries in the CEE region as part of the implementation of state-of-the-art automated banking processes, as well as to the amortization of IT system integration costs in Austria resulting from the capitalization of large IT project expenditures (see "—General Administrative Expenses").

Balance of Other Operating Income and Expenses

The following table shows a breakdown of our balance of other operating income and expenses:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	17	8	—	(6)	(3)	1	(20)	**(1)**
2001	29	14	—	(15)	5	—	2	**34**

In addition to income and expenses relating to the sale of fully consolidated subsidiaries, our other operating income and expenses reflect all income and expenses generated or incurred in the ordinary course of business that cannot be allocated to any other line item of our income statement, such as provisioning for litigation expenses, certain inter-company charges and the proceeds from the disposal of lease assets.

In general, our balance of other operating income and expenses is strongly affected by non-recurring events. It decreased by EUR 35 million from net income of EUR 34 million in 2001 to net expenses of EUR 1 million in 2002. In 2001, our balance of other operating income and expenses was strongly influenced by a net gain of EUR 29 million from the sale of fully consolidated subsidiaries and branches to HypoVereinsbank in 2001 in accordance with the Bank of the Regions Agreement. For a further discussion of these sales, see "—Introduction—Overview." In 2002, our balance of other operating income and expenses reflects a gain of EUR 47 million from the sale of a 24.9% stake in VISA-SERVICE Kreditkarten AG and the sale of Ringturm KAG that was offset by contributions to provisions other than credit risks and by expenses relating to our New York branch, which is under the management of HypoVereinsbank. The results of our New York branch are reflected in our profit and loss line items. The net amount recorded in these line items is offset by a corresponding expense in Other Operating Income and Expense resulting from a management agreement with HypoVereinsbank concerning our New York branch, which is scheduled to be closed down in the near future.

Net Income from Investments

The following table shows a breakdown of our net income from investments by segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	5	33	(4)	23	(2)	(7)	(21)	**28**
2001	6	4	—	(17)	36	(13)	171	**187**

Net income from investments primarily includes income and expenses related to the sale of participations, as well as financial instruments that are held to maturity or available for sale. At the group level, our net income from investments decreased by EUR 159 million from EUR 187 million in 2001 to EUR 28 million in 2002. The decrease from 2001 to 2002 primarily reflects the absence of non-recurring effects related to the sale of participations to HypoVereinsbank and other third parties that had boosted our net income from investments in 2001.

On a segmental basis, our net income from investments in the Domestic Corporate Customer segment increased in 2002 due to gains from the sale of part of our holdings in Oesterreichische Kontrollbank AG and Wiener Städtische Versicherung AG. The increase in net income from investments in the CEE segment by EUR 40 million in 2002 primarily reflects gains realized in 2002 from the sale of debt securities held in the available-for-sale portfolio in Poland and an impairment of investments in leasing subsidiaries in 2001, also in Poland. Net income from investments in the International Markets segment decreased from net income of EUR 36 million in 2001 to a net expense of EUR 2 million in 2002 on account of the deconsolidation of CA IB subsidiaries. Net income from investments in the Other Items/Reclassifications segment decreased by EUR 192 million from 2001 to 2002. In 2001, net income from investments was strongly affected by gains in the amount of EUR 187 million from the sale to a subsidiary of the AVZ-Stiftung of our participations in Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG and Oberbank AG and the transfer of other equity participations to a subsidiary of

B & C Privatstiftung. For details on these transactions, see "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with the AVZ-Stiftung" and "Relationship and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded." In 2002, net income from investments in the Other Items/Reclassifications segment reflects the sale of our participation in Österreichisches Verkehrsbüro AG. This gain was more than offset by expenses relating to the transfer of beneficial ownership of our Argentinian operations to HypoVereinsbank.

Balance of Other Income and Expenses

Our balance of other income and expenses improved from a net expense of EUR 10 million in 2001 to a net expense of EUR 8 million in 2002. The balance of other income and expenses comprises taxes and other charges other than income taxes.

Amortization of Goodwill

The following table shows a breakdown of our amortization of goodwill by segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	6	4	—	44	27	3	4	**88**
2001	2	1	—	35	8	—	28	**74**

Our goodwill amortization increased by EUR 14 million, or 19%, from EUR 74 million in 2001 to EUR 88 million in 2002. This increase primarily results from our acquisition of an additional 18.5% stake in BPH PBK from HypoVereinsbank in 2002 that affected the CEE segment and extraordinary amortization of goodwill of EUR 19 million relating to the de-consolidation of CA IB subsidiaries that affected the International Markets segment. Amortization of goodwill in the Other Items/Reclassifications segment decreased by EUR 24 million from 2001 to 2002. In 2001, the amortization of goodwill within Other Items/Reclassifications primarily reflects a EUR 20 million non-recurring amortization charge relating to the sale of our participations in Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG and Oberbank AG.

Net Income Before Taxes

The following table shows a breakdown of our net income before taxes by segment:

	Domestic Private Customers and Professionals	Domestic Corporate Customers	Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
				in EUR million				
2002	131	207	45	142	125	35	(181)	**504**
2001	116	59	26	162	165	34	94	**655**

Our net income before taxes decreased by EUR 151 million, or 23%, from EUR 655 million in 2001 to EUR 504 million in 2002. This decrease was largely due to the lower net income from investments as described above.

Income Taxes

	2002	2001
	in EUR million	
Current taxes	103	120
Deferred taxes	8	(22)
Total	**111**	**98**

Our income taxes are made up of the current income taxes calculated for our company and each of our subsidiaries based on results as reported for tax purposes, adjustments to income taxes for previous years and the change in deferred taxes. Our income taxes rose by 13% to EUR 111 million in 2002 from EUR 98 million in 2001 despite the overall decline in our result of operations/net income before taxes by 23% to EUR 504 million in 2002 from EUR 655 million in 2001. The increase was primarily due to the inclusion in 2001 of significant tax-free capital gains and additional tax-exempt income from participations in 2001.

Minority Interests

Minority interests increased to EUR 84 million in 2002 from EUR 74 million in 2001, despite the increase in our stake in BPH PBK by an additional 18.5% to 52% in 2002. The reduction in minority interests in BPH PBK was more than off-set by the increase in BPH PBK's net result in 2002. In addition, the sale of a 24.9% stake in VISA-SERVICE Kreditkarten AG also contributed to the increase in minority interests.

Consolidated Net Income

Our consolidated net income decreased to EUR 309 million in 2002 from EUR 483 million in 2001, resulting from the decrease in net income before taxes, the increase in minority interests and the increase in the effective tax rate.

Year Ended December 31, 2001 Compared with the Year Ended December 31, 2000

Changes in the Composition of our Group

The composition of our group changed significantly in the course of 2001. To implement the agreed allocation of responsibilities among HypoVereinsbank and us under the Bank of the Regions Agreement underlying our integration with HypoVereinsbank, in the course of 2001 we acquired from HypoVereinsbank various subsidiaries, branches and operations in Austria and various CEE countries. We merged these subsidiaries, branches and operations with, or transferred them to, our existing or newly established subsidiaries in these countries. In return for these transfers, we transferred to HypoVereinsbank the various subsidiaries, branches and operations we had in Western Europe, Russia, Brazil, the United States and Asia.

In certain instances, for tax and local bank regulatory reasons, we did not transfer legal ownership of our subsidiaries or participations to HypoVereinsbank, but rather operational control only. Overall, the acquisitions, sales and transfers resulted in a net reduction in our total assets as of December 31, 2001 by approximately EUR 11,300 million as compared to December 31, 2000. As a general matter, we settled these sales and transfers on a net basis. As a result of the sales and transfers, we received a net cash payment of EUR 378 million from HypoVereinsbank in 2001 and paid a net amount of EUR 487 million in 2002. We recorded in 2001 a net pre-tax loss on these transfers of EUR 15 million, and a pre-tax loss in 2002 of EUR 49 million. The changes in the composition of our group that we effected in the course of 2001 also had a significant impact on our consolidated results of operations for the year 2001. We recorded an aggregate amount of goodwill in respect of the acquired operations of EUR 443 million in 2001 and EUR 81 million in 2002. For further details you should also read "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions." The banking subsidiaries we acquired were predominantly universal banks, whereas certain foreign branches we sold were specialized institutions that engaged in large-scale inter-bank and financial markets transactions. For these reasons, our consolidated income statement data for the year 2000 is not fully comparable to the data for the year 2001. To facilitate an understanding of the development of our business in light of these changes, we have provided supplemental information for the year 2000 comparable to that for the year 2001. We have prepared such data for the year ended December 31, 2000 on a *pro forma* basis, as if the changes that occurred in the course of 2001 (see "—Introduction—Overview") had taken place, for income statement purposes, on January 1, 2000 and, for balance sheet purposes, on December 31, 2000. To facilitate a comparison for the years 2001 and 2000, we have prepared our segment reporting for the year ended December 31, 2000 on a *pro forma* basis, as if the business segments on which we report for 2001 had already existed in 2000. See also "—Introduction—Segment Reporting."

Income Statement

	Year ended December 31,		
	2001	2000 pro forma(1)	2000
	in EUR million, except % and per share amounts		
Net interest income	2,672	2,445	2,240
Losses on loans and advances	(703)	(641)	(666)
Net interest income after losses on loans and advances	**1,969**	**1,804**	**1,575**
Net fee and commission income	1,061	1,093	862
Net trading result	261	236	137
General administrative expenses	2,773	2,596	2,159
Balance of other operating income and expenses	34	(43)	(57)
Operating profit	**552**	**492**	**357**
Net income from investments	187	376	334
Amortization of goodwill	73	60	30
Balance of other income and expenses	(10)	(10)	1
Profit from ordinary activities/ net income before taxes	**655**	**800**	**662**
Taxes on income	(98)	n/a	(47)
Net income	**557**	n/a	**615**
Minority interests	74	n/a	23
Consolidated net income	**483**	n/a	**592**
Earnings per share (in EUR)	4.24	n/a	5.17
Return on equity after taxes (in %)	10.2	n/a	13.1
Return on assets (in %)	0.30	n/a	0.39
Cost/income ratio (in %)	68.8	69.6	67.9
Losses on loans and advances/net interest income	26.3	26.2	29.7
Tier 1 capital ratio(2)	7.8	n/a	6.1

(1) To facilitate comparability, the *pro forma* income statement amounts, as set forth in or based on the notes to our consolidated financial statements as of and for the year ended December 31, 2001, give effect to our acquisition of HypoVereinsbank's subsidiaries, branches and operations in Austria and the CEE region and our sale of subsidiaries, branches and operations outside Austria and the CEE region to HypoVereinsbank that occurred in the course of 2001 as if such acquisitions and sales had occurred as of January 1, 2000.

(2) Prepared in accordance with the Austrian Banking Act.

Net Interest Income

Our net interest income increased by 19% to EUR 2,672 million in 2001 from EUR 2,240 million in 2000. Almost half of the increase was attributable to acquisitions from HypoVereinsbank under the Bank of the Regions Agreement. Exclusive of the restructuring effects, the increase in net interest income in 2001 was approximately 9%. This increase was primarily due to the contributions from the International Markets and the CEE segments. Our International Markets segment exploited opportunities arising from the development of general interest levels in the money market and fixed income business. In our CEE segment, the increase was largely due to business expansion and an appreciation of the local currencies in our core CEE markets against the Euro.

The following table shows a breakdown of our net interest income into its income and expense components:

	2001	2000
	in EUR million	
Interest income from:		
Loans and advances to banks and customers	6,548	6,091
Bonds and other fixed income securities	1,129	1,930
Leasing transactions	203	193
Companies accounted for under the equity method	56	177
Other income similar to interest	254	279
Total interest and similar income	**8,190**	**8,670**
Interest expenses for:		
Amounts owed to banks and customers	4,161	4,601
Liabilities evidenced by certificates	1,351	1,809
Other expenses similar to interest	5	20
Total interest and similar expenses	**5,518**	**6,430**
Net interest income	**2,672**	**2,240**

Losses on Loans and Advances

Our losses on loans and advances increased by 6% to EUR 703 million in 2001 from EUR 668 million in 2000. The increase resulted from an increase in write-offs of, and additions to provisions for, loans and advances totaling EUR 231 million that became necessary due to a number of large insolvencies among our Austrian corporate customers. These write-offs and additions to provisions were partly offset by releases of provisions of EUR 218 million. As a response to the increase in our losses on loans and advances we took various steps to tighten our risk management system.

The following table shows a break-down of our additions to provisions (including direct write-offs), releases of provisions and payments received for written-off loans and advances:

	2001	2000
	in EUR million	
Direct write-offs of, and additions to provisions for, loans and advances	1,222	991
Additions to provisions for contingent liabilities	48	46
Release of provisions for loans and advances	(467)	(249)
Release of provisions for contingent liabilities	(62)	(44)
Payments received for written-off loans and advances	(38)	(76)
Net charge for losses on loans and advances	**703**	**668**

The following table shows the loan loss ratios for our group:

	2001	2000
	in %	
Ratio of losses on loans and advances to net interest income	26.3	29.7
Ratio of losses on loans and advances to risk-weighted assets (banking book)	0.98	0.85(1)

(1) Based on average risk-weighted assets.

Net Fee and Commission Income

Our net fee and commission income increased by 23% to EUR 1,061 million in 2001 from EUR 862 million in 2000. This increase was almost exclusively due to our acquisitions from HypoVereinsbank under the Bank of the Regions Agreement. Among other things, we acquired Schoellerbank AG, whose significant franchise in fee-based business accounted for a large part of the increase in our net fee and commission income. Thus, we expanded the scale of our fee-based services which was an important step towards our goal of improving our ratio of net fee and commission income to aggregate net interest income, net fee and commission income and net trading result.

The following table illustrates the sources of our net fee and commission income:

	2001	2000
	in EUR million	
Payment transactions	366	272
Securities business	243	273
Foreign exchange, foreign notes and coin and precious metals transactions	242	134
Lending business	132	126
Other services and advisory business(1)	77	56
Total	**1,061**	**862**

(1) Primarily includes insurance product sales, home loan product sales and financial advisory services.

Through our acquisitions of operations from HypoVereinsbank, we were able to broaden our fee- and commission-based business in the areas of payment transactions and foreign exchange, foreign notes and coins and precious metals transactions. This is reflected in an increase in net fee and commission income from payment transactions by EUR 94 million, or 35%, from 2000 to 2001 and an increase in net fee and commission income from foreign exchange, foreign notes and coins and from precious metals transactions by EUR 108 million, or 81%, from 2000 to 2001.

Net Trading Result

The following table illustrates the sources of our net trading result:

	2001	2000
	in EUR million	
Equity-related transactions	(27)	4
Currency-related transactions	164	95
Interest rate-related transactions	125	38
Total	**261**	**137**

Our net trading result almost doubled to EUR 261 million in 2001 from EUR 137 million in 2000 despite the generally weak equity markets. To a large part, our acquisitions of operations from HypoVereinsbank accounted for the increase in our net trading result. In addition, the appreciation in the value of the U.S. dollar against the Euro boosted the results of our U.S. dollar-denominated trading activities (translated into Euro) which we conduct primarily through our Cayman Islands subsidiary. The main sources of the increase in our net trading result were interest rate-related transactions, which accounted for EUR 87 million of the increase, and currency-related transactions, which accounted for EUR 69 million of the increase.

General Administrative Expenses

Our general administrative expenses increased by EUR 614 million, or 28%, to EUR 2,773 million in 2001. Approximately 70% of this increase was due to our acquisitions from HypoVereinsbank under the Bank of the Regions Agreement. In particular, these acquisitions resulted in an increase in staff costs which accounted for the largest portion of general administrative expenses in 2000 (58%) and 2001 (54%). Also, other administrative expenses increased significantly. This increase was primarily the result of increased current IT expenses. Since we capitalize expenditures for large IT projects, our other administrative expenses do not reflect such projects, except for amortization of the capitalized amounts. In addition, the appreciation of the Polish zloty vis-à-vis the Euro by more than 10% in 2001 also contributed to the increase in general administrative expenses.

The following table shows a breakdown of our general administrative expenses:

	2001	2000
	in EUR million	
Staff costs	1,487	1,242
Other administrative expenses	1,049	782
Depreciation and amortization	237	135
Total	**2,773**	**2,159**

Staff Costs

The following table shows a breakdown of the components of our staff costs:

	2001	2000
	in EUR million	
Wages and salaries	1,011	842
Statutory social security contributions	180	167
Other employee benefits	26	25
Expenses for severance payments and retirement benefits	270	207
Total	**1,487**	**1,242**

The following table shows the number of employees (full-time equivalents) on our payroll as of December 31, 2001 and 2000:

	As of December 31,	
	2001	2000
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business (*Funktionstochtergesellschaften*)(1)	12,636	13,322
CEE and other subsidiaries(2)	19,528	13,274(3)
of which: Poland	14,387	8,829(3)
Total	**32,164**	**26,596**

(1) Including six unconsolidated subsidiaries.

(2) Including Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria Creditanstalt Gruppe GmbH, Asset Management GmbH, Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG, BA/CA Asset Finance Limited and Bank Austria Cayman Islands Ltd. and, although not a consolidated subsidiary, HVB Bank Yugoslavia a.d.

(3) Without subsidiaries then held by HypoVereinsbank.

Depreciation and Amortization

The following table shows a breakdown of the depreciation and amortization components of our general administrative expenses:

	2001	2000
	in EUR million	
Property and equipment	183	110
Intangible assets excluding goodwill	54	25
Total	**237**	**135**

The increase in depreciation of property and equipment by EUR 73 million and amortization of intangible assets by EUR 29 million from 2000 to 2001 was largely due to the acquisition of operations from HypoVereinsbank and the first-time consolidation of BPH PBK.

Balance of Other Operating Income and Expenses

Our balance of other operating income and expenses improved from net expense of EUR 57 million in 2000 to net income of EUR 34 million in 2001. This improvement reflects a net gain of EUR 29 million from the sale of consolidated subsidiaries to HypoVereinsbank as part of the restructuring of our group. In addition, proceeds from the sale of our Swiss subsidiary to a party outside the HVB Group also contributed to the improvement.

Net Income from Investments

Our net income from investments decreased by EUR 147 million, or 44%, from EUR 334 million in 2000 to EUR 187 million in 2001. The decrease in net income from investments between 2000 and 2001 is largely due to the non-recurring effects related to the transfer of our equity participations in non-banking affiliates to the B & C Privatstiftung and to the sale of other participations in 2000. Our net income from investments in 2001 reflects a EUR 187 million gain from the sale of equity participations in Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG and Oberbank AG to a subsidiary of the AVZ-Stiftung, as well as a EUR 71 million gain from the disposal of equity participations in industrial companies to subsidiaries of the B & C Privatstiftung that were partly offset by a EUR 44 million loss from the transfer of equity participations to HypoVereinsbank. For further detail on our relationships with the AVZ-Stiftung and the B & C Privatstiftung, you should also read the section "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions."

Amortization of Goodwill

Our amortization of goodwill more than doubled from EUR 30 million in 2000 to EUR 73 million in 2001. Of the EUR 73 million of goodwill amortization in 2001, EUR 22 million was attributable to an increase in the amortization of goodwill resulting from our acquisitions from HypoVereinsbank under the Bank of the Regions Agreement. A further EUR 20 million was attributable to non-recurring effects resulting from the sale of our equity participations in Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG and Oberbank AG.

Balance of Other Income and Expenses

Our balance of other income and expenses decreased from net income of EUR 1 million in 2000 to net expenses of EUR 10 million in 2001. The pronounced decrease reflects the first-time application of an HVB Group reporting guideline under which taxes other than income taxes, such as value added taxes and stamp duties, had to be shown under "other income and expenses" in 2001, whereas in 2000 we included other taxes in "other operating income and expenses." In 2001, our other taxes amounted to a net expense of EUR 9 million.

Net Income Before Taxes

Our net income before taxes slightly decreased by EUR 7 million, or 1%, from EUR 662 million in 2000 to EUR 655 million in 2001.

Taxes on Income

	2001	2000
	in EUR million	
Current taxes	120	41
Deferred taxes	(22)	6
Total	**98**	**47**

Our taxes on income more than doubled from EUR 47 million in 2000 to EUR 98 million in 2001. This increase was primarily due to the acquisition of operations from HypoVereinsbank and their first-time consolidation, as well as the increase in non-tax deductible expenses due to additions to losses on loans and advances in Poland.

Minority Interests

Minority interests increased to EUR 74 million in 2001 from EUR 23 million in 2000, resulting primarily from the first-time consolidation of BPH PBK.

Net Income

Our net income decreased to EUR 483 million in 2001 from EUR 592 million in 2000, resulting from the decrease in net income and the increase in minority interests.

Segment Information

We changed our business segmentation from 2000 to 2001. Among other things, we eliminated our "Participations" segment, we reorganized our former "International Business" segment to focus solely on CEE countries and we established a new "Asset Management" segment. Therefore, our segment reporting for the year 2000 is not fully comparable to that for the year 2001. To eliminate these effects for purposes of our segment reporting and to make certain key data relating to our consolidated results of operations for the year 2000 comparable to that for the year 2001, we have prepared such data for the year ended December 31, 2000 on a *pro forma* basis, as if our business segmentation for the year 2001 had already existed in 2000.

		Domestic Private Customers and Professionals	Domestic Corporate Customers	CEE	International Markets	Asset Management	Other Items/ Reclassifications	Total
		in EUR million, except %						
Net interest income	2001	830	787	758	174	7	116	2,672
	2000 (*pro forma*)(1)	881	728	580	7	25	224	2,445
Losses on loans and advances	2001	(91)	(491)	(119)	—	—	(1)	(703)
	2000 (*pro forma*)(1)	(97)	(295)	(110)	5	—	(144)	(641)
Net fee and commission income	2001	446	288	269	29	27	1	1,061
	2000 (*pro forma*)(1)	478	313	231	44	22	5	1,093
Net trading result	2001	2	1	101	74	66	16	261
	2000 (*pro forma*)(1)	7	0	168	77	17	(32)	236
General administrative expenses	2001	(1,102)	(516)	(779)	(146)	(53)	(177)	(2,773)
	2000 (*pro forma*)(1)	(1,053)	(605)	(655)	(184)	(35)	(63)	(2,596)
Balance of other operating income and expenses	2001	29	14	(15)	5	—	2	34
	2000 (*pro forma*)(1)	(7)	26	(31)	11	—	(41)	(43)
Operating profit	2001	114	83	215	137	47	(43)	552
	2000 (*pro forma*)(1)	207	166	182	(40)	28	(51)	492
Net income from investments	2001	6	4	(17)	36	(13)	171	187
	2000 (*pro forma*)(1)	(1)	37	33	84	(16)	238	376
Amortization of goodwill	2001	(2)	(1)	(35)	(8)	—	(28)	(73)
	2000 (*pro forma*)(1)	(5)	(1)	(30)	(6)	—	(17)	(60)
Balance of other income and expenses	2001	—	(2)	(2)	(1)	—	(5)	(10)
	2000 (*pro forma*)(1)	(2)	1	(3)	(1)	—	(5)	(10)
Net income before taxes	2001	118	83	162	165	34	94	655
	2000 (*pro forma*)(1)	199	205	182	37	12	164	800
Return on equity before taxes in %	2001	19.1	4.6	24.1	71.8	32.6	—	13.8
	2000 (*pro forma*)(1)	32.2	11.8	29.5	11.5	19.4	—	17.7
Cost/income ratio in %	2001	84.3	47.3	70.0	51.6	53.3	—	68.8
	2000 (*pro forma*)(1)	77.6	56.7	69.1	131.9	55.9	—	69.6
Average risk-weighted assets	2001	11,390	33,675	12,430	4,241	1,936	10,570	74,241
	2000 (*pro forma*)(1)	11,459	35,094	11,417	5,997	1,161	6,650	71,778
Average allocated equity	2001	615	1,818	671	229	105	571	4,745
	2000 (*pro forma*)(1)	619	1,895	617	324	63	539	4,533

(1) To facilitate comparability, the *pro forma* income statement amounts, as set forth in or based on the notes to our consolidated financial statements as of and for the year ended December 31, 2001, give effect to our acquisition of HypoVereinsbank's subsidiaries, branches and operations in Austria and the CEE region and our sale of subsidiaries, branches and operations outside Austria and the CEE region to HypoVereinsbank that occurred in the course of 2001 as if such acquisitions and sales had occurred as of January 1, 2000.

Domestic Private Customers and Professionals

Our net income before taxes in the Domestic Private Customers and Professionals segment decreased by EUR 81 million or 41% from EUR 199 million in 2000 to EUR 118 million in 2001. This decline was in line with the generally weak economy in Austria. Low interest rates and narrowing spreads led to a decrease in the volumes and margins of deposits and, as a result, a decrease in net interest income. Due to the low volumes of securities transactions, net fee and commission income declined as well. General administrative expenses increased by EUR 49 million from 2000 to 2001, primarily due to a change in our internal cost rate for the allocation of overhead costs to the Domestic Private Customers and Professionals segment. The increase in our balance of other operating income and expenses by EUR 36 million from 2000 to 2001 primarily reflects the sale of our fully consolidated Swiss subsidiary Bank Austria (Schweiz) AG to an unaffiliated third party.

Domestic Corporate Customers

Our net income before taxes in the Domestic Corporate Customers segment decreased by EUR 122 million, or 60%, from EUR 205 million in 2000 to EUR 83 million in 2001. The main reason for this decrease was the sharp increase in losses on loans and advances by EUR 196 million, or 66%, which was caused by several large insolvencies among our Austrian customers in 2001. This increase was partially offset by a decline in general administrative expenses by EUR 89 million from 2000 to 2001 and an increase in net interest income. This decline was due to generally strict cost management and the exploitation of synergies from the integration of the former Bank Austria AG and Creditanstalt AG in the areas of management, settlement and administration as well as in customer services. A decrease in net fee and commission income, mainly due to low volumes of securities transactions, also contributed to the lower results for this segment in 2001.

CEE

Our net income before taxes in the CEE segment decreased by EUR 20 million, or 11%, from EUR 182 million in 2000 to EUR 162 million in 2001. This decrease occurred despite an increase in our operating profit by EUR 33 million, or 18%, mainly due to a decrease in our net income from investments in the CEE segment from net income of EUR 33 million in 2000 to net expense of EUR 17 million in 2001 mainly due to the impairment in the value of investments in subsidiaries held by BPH PBK in 2001. The increase in operating profit reflects an increase in net interest income by EUR 178 million, or 31%, from 2000 to 2001 and in net fee and commission income by EUR 38 million, or 17%. The operating income of the CEE segment was favorably influenced during 2001 by the appreciation in the value of the Polish zloty (10.1%), Hungarian forint (8.1%) and Czech crown (9.7%) against the Euro. The increases in net interest income and net fee and commission income were only partially offset by a decrease in our net trading result by EUR 67 million, or 40%, from 2000 to 2001. Our net trading result in Poland decreased by EUR 45 million, or 38%, from EUR 120 million in 2000 to EUR 75 million in 2001. Our general administrative expenses in the CEE segment increased by EUR 124 million, or 19%, from 2000 to 2001, which increase, again, was to a large part due to the currency movements mentioned above.

International Markets

Our net income before taxes in the International Markets segment more than quadrupled in 2001 to EUR 165 million. This increase was primarily due to a sharp increase in net interest income by EUR 167 million in 2001, resulting, among other things, from the advantageous effects of U.S. dollar interest rate cuts on the money markets. Our net fee and commission income and net trading result in the International Markets segment decreased by EUR 15 million and EUR 3 million, respectively. The decrease in net fee and commission income was largely due to a significant decline in fees and commissions related to foreign currency dealings. Our general administrative expenses in the International Markets segment also decreased by EUR 38 million. This decrease reflects synergies from the integration of the CA IB sales and trading organization into our existing operations. These effects were partly offset by a decrease of EUR 48 million in net income from investments. In 2000, net income from investments included relatively high income from the close-out of interest rate swaps.

Asset Management

Our net income before taxes in the Asset Management segment almost tripled from EUR 12 million in 2000 to EUR 34 million in 2001. This increase was primarily due to an increase in net fee and

commission income of EUR 5 million and an increase in our net trading result of EUR 49 million. Our Cayman Islands asset management investment activities accounted for a large part of the net trading result. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Arrangements with an Affiliated Hedge Fund Management Company."

Other Items/Reclassifications

To facilitate comparison of the years 2001 and 2000, we made *pro forma* adjustments to the consolidated income statement data for the year 2000 with respect to the changes in our group structure and business segmentation implemented as of January 1, 2001, and in addition showed all other items that were related to our integration with HypoVereinsbank in the Other Items/Reclassifications segment. For a discussion of the *pro forma* adjustments to the year 2000 consolidated financial data, please read "—Introduction—Segment Reporting." In addition to the integration-related items, our Other Items/Reclassifications segment included provisioning for early retirement and the release of a restructuring reserve. In 2000, the Other Items/Reclassifications segment included additions to losses on loans and advances amounting to EUR 144 million relating to the first time application of HVB Group accounting standards. Our net income from investments in the Other Items/Reclassifications segment decreased from EUR 238 million in 2000 to EUR 171 million in 2001. In 2001, our net income from investments in the Other Items/Reclassifications segment reflects an amount of EUR 187 million attributable to the sale of our equity participations in Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG and Oberbank AG to a subsidiary of the AVZ-Stiftung. In 2000, our net income from investments in the Other Items/Reclassifications segment reflected a gain of EUR 194 million from the sale of non-banking equity participations to a subsidiary of the B & C Privatstiftung. For details as to our relationship with the AVZ-Stiftung and the B & C Privatstiftung, please see "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions."

Liquidity and Capital Resources

For a detailed discussion of our funding and associated risk management policies, including our market risk exposures, see "Bank Austria Creditanstalt Group—Risk Management" and "Bank Austria Creditanstalt Group—Risk Management—Market Risk—Asset/Liability Management." These sections should also be read in conjunction with information set forth under "Selected Statistical Information of Bank Austria Creditanstalt AG."

Capital Adequacy

The following table sets forth the components of our consolidated regulatory capital and the calculation of consolidated regulatory capital ratios under the Austrian Banking Act.

	As of March 31, 2003	As of December 31, 2002	As of December 31, 2001	As of December 31, 2000
	in EUR million, except %			
Core capital (Tier 1)	4,453	4,574	5,603	4,880
Supplementary elements (Tier 2)	3,510	3,549	4,076	3,821
Net capital resources (after deductions)	7,385	7,509	9,325	8,220
Risk-weighted assets (banking book)	66,053	67,160	72,003	79,783
Tier 1 capital ratio (in %)(1)	6.7	6.8	7.8	6.1
Total capital ratio (solvency ratio) (in %)	11.2	11.2	13.0	10.3

(1) Prepared in accordance with the Austrian Banking Act.

Please see "The Austrian Banking System—Regulation and Supervision—Capital Adequacy Requirements" for a detailed description of the Austrian banking law applicable to our company and its regulatory banking group. For the expected increase of our Tier 1 capital ratio as a result of this Offering please see the table set forth under "Capitalization" above.

In December 2002, we effectuated the first securitization of domestic loans of an Austrian bank. This transaction, referred to as "PROMISE Austria—2002 Plc," transferred the credit risk associated with 2,334 of our individual loans totaling EUR 1,007 million to the capital market via a collateralized loan obligation, which is a synthetic asset-backed structure. The reference pool includes loans to Austrian small and medium-sized companies and is widely diversified in terms of industries, individual borrowers and rating classes. This transaction reduced our risk-weighted assets by approximately EUR 800 million. As is common with securitizations, there are different tranches of securities for this transaction with different levels of credit exposure. In respect of this transaction, we hold a first loss tranche of EUR 39.3 million and a second loss tranche of EUR 3.55 million.

Basel II is expected to come into force in 2007. In 2006, regulatory reporting will be required to be made on the basis of both the "old" Basel I rules and the "new" Basel II rules.

We expect to implement an IRB Advanced Approach (IRB = Internal Ratings Based) in our credit risk area at Bank Austria Creditanstalt AG. We expect our risk-weighted assets to be reduced through the implementation of an IRB Advanced Approach. The point in time at which we commence implementing the IRB Advanced Approach is dependent, however, on transition periods for the collection of data on loss experience which are set by the Supervisory Authorities. In our Austrian and CEE subsidiaries, with the exception of Poland, we will begin to implement the Standardized Approach in the credit risk area. In Poland, it is our intention to implement the Standardized Approach and then, on a step-by-step basis, to implement an IRB Advanced Approach. In the operational risk area, we intend to start with the Standardized Approach on a group-wide basis, and then proceed through a step-by-step transition to the application in full of an Advanced Measurement approach. In the market risk area, an Internal Model is already in use on a group-wide basis.

We are proceeding with these plans in the context of a group-wide Basel II implementation project.

SELECTED STATISTICAL INFORMATION OF BANK AUSTRIA CREDITANSTALT AG

The statistical data presented below differ from data included in the Consolidated Financial Statements included elsewhere in this Offering Circular as the information set forth below is derived from unconsolidated financial information of Bank Austria Creditanstalt AG. In certain cases, the statistical data are derived from statutory reports and from statistical data reported to the Austrian National Bank (*Oesterreichische Nationalbank*) for regulatory purposes. These data are regularly collected in connection with the financial reporting and management information systems of Bank Austria Creditanstalt AG. Prior to their merger on August 12, 2002, the former Bank Austria AG and the former Creditanstalt AG reported statistical data to the Austrian National Bank separately. Accordingly, the statistical data set forth below, insofar as they relate to periods prior to August 12, 2002, reflect a *pro forma* representation of the statistical data as reported separately by the former Bank Austria AG and the former Creditanstalt AG, as adjusted to account for the consolidation of statistical data from each entity. The unconsolidated IAS balance sheet of Bank Austria Creditanstalt AG accounts for approximately 80% of the total consolidated IAS balance sheet of Bank Austria Creditanstalt Group as of December 31, 2002.

In addition, this information is unaudited and has been stated in accordance with Austrian GAAP and bank regulatory requirements rather than in accordance with IAS. You should recognize that this information would differ if prepared for our consolidated group as a whole or in accordance with IAS.

Average Balances and Interest Rates

The following tables set forth the average balances of assets and liabilities of Bank Austria Creditanstalt AG for the three months ended March 31, 2003 and 2002, and for the years ended December 31, 2002 and 2001. For purposes of the following tables, the average is calculated on the basis of daily closing balances throughout the relevant period.

	Three months ended March 31, 2003			Three months ended March 31, 2002		
	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.
	in EUR million		in %	in EUR million		in %
Assets						
Loans and advances to credit institutions . . .	28,031	207	2.95	36,043	314	3.48
Loans and advances to customers	58,022	591	4.07	61,029	682	4.47
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	13,550	135	3.99	14,607	160	4.38
Subtotal: interest-earning assets (A)	99,603	933	3.75	111,679	1,156	4.14
Shares and other variable-yield securities, participating interests, Shares in affiliated undertakings	7,961	58	2.91	7,581	67	3.54
Subtotal: income-earning assets (B)	107,564	991	3.69	119,260	1,223	4.10
Non-interest-income-earning assets (including cash in hand, balance with central banks and tangible and intangible fixed assets)	3,067	0		5,851	0	
Total Assets	110,631	991	3.58	125,111	1,223	3.91
Liabilities						
Amounts owed to credit institutions	39,130	271	2.77	46,926	356	3.03
Amounts owed to customers	35,079	179	2.04	36,482	215	2.36
Debts evidenced by certificates	21,088	192	3.64	26,375	249	3.78
Total interest-bearing liabilities (C)	95,297	642	2.69	109,783	820	2.99
Total non-interest-bearing liabilities(1)	15,334	0		15,328	0	
Total liabilities and equity	110,631	642	2.32	125,111	820	2.62
Net interest earned (A minus C)		291			336	
Net interest income (B minus C)		349			403	
Net interest earned as a percentage of: average interest-earning assets (A) on an annualized basis		1.18			1.22	
Net interest income as a percentage of: average income-earning assets (B) on an annualized basis		1.32			1.37	

(1) Includes equity, which includes subscribed capital, reserves and accumulated profits.

	Year ended December 31, 2002			Year ended December 31, 2001		
	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.
	in EUR million		in %	in EUR million		in %
Assets						
Loans and advances to credit institutions	33,509	1,123	3.35	33,279	1,578	4.74
Loans and advances to customers	59,739	2,675	4.48	61,012	3,196	5.24
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	14,389	610	4.24	15,080	839	5.56
Subtotal: interest-earning assets (A)	107,637	4,408	4.10	109,371	5,613	5.13
Shares and other variable-yield securities, participating interests, Shares in affiliated undertakings	8,116	326	4.02	6,592	312	4.73
Subtotal: income-earning assets (B)	115,753	4,734	4.09	115,963	5,925	5.11
Non-interest-income-earning assets (including cash in hand, balance with central banks and tangible and intangible fixed assets)	4,069	0		4,846	0	
Total Assets	119,822	4,734	3.95	120,809	5,925	4.90
Liabilities						
Amounts owed to credit institutions	44,398	1,361	3.07	44,807	1,887	4.21
Amounts owed to customers	35,510	830	2.34	35,541	1,051	2.96
Debts evidenced by certificates	24,687	946	3.83	25,744	1,262	4.90
Total interest-bearing liabilities (C)	104,595	3,137	3.00	106,092	4,200	3.96
Total non-interest-bearing liabilities(1)	15,227	0		14,717	0	
Total liabilities and equity	119,822	3,137	2.62	120,809	4,200	3.48
Net interest earned (A minus C)		1,271			1,413	
Net interest income (B minus C)		1,597			1,725	
Net interest earned as a percentage of: average interest-earning assets (A)		1.18			1.29	
Net interest income as a percentage of: average income-earning assets (B)		1.38			1.49	

(1) Includes equity, which includes subscribed capital, reserves and accumulated profits.

Average Interest Rates, Yields and Margins

The following table shows prevailing average interest rates and average yields, spreads and margins for Bank Austria Creditanstalt AG for the three months ended March 31, 2003 and 2002, and the years ended December 31, 2002 and 2001.

	Three months ended March 31,		Year ended December 31,	
	2003	2002	2002	2001
		in % p.a.		
Historical rates				
EUR				
3 month EURIBOR	2.522	3.448	3.261	3.984
10 year Swap	4.223	5.478	4.898	5.287
UK				
3 month GBP LIBOR	3.804	4.076	4.060	5.042
3 month USD LIBOR	1.333	1.903	1.796	3.779
U.S.				
Federal Funds Target Rate	1.250	1.750	1.674	3.900
Prime Rate	4.250	4.750	4.676	6.921
Bank Austria Creditanstalt AG				
Yields, spreads and margins(1)				
Gross yield(2)	3.75	4.14	4.10	5.13
Interest spread(3)	1.05	1.15	1.10	1.17
Net interest margin(4)	1.18	1.22	1.18	1.29

(1) The yields, spreads and margins represented in this table are calculated from the "Average Balances and Interest Rates" set forth above on the basis of earning assets, including debt securities.

(2) Gross yield represents the average interest rate earned on average interest earning assets.

(3) Interest spreads represent the difference between the average interest rate earned on average interest earning assets, and the average interest rate paid on average interest bearing liabilities.

(4) Net interest margin represents net interest earned as a percentage of average interest earning assets.

Changes in Interest Income/Expenses—Volume and Rate Analysis

The following table indicates changes in net interest income between volume and rate of Bank Austria Creditanstalt AG for the three months ended March 31, 2003 and 2002, and the years ended December 31, 2002 and 2001. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities.

	Three months ended March 31, 2003 over 2002		Year ended December 31, 2002 over 2001	
	Increase/(decrease) due to changes in			
	Average Volume	Average Rate p.a.	Average Volume	Average Rate p.a.
	in EUR million	in %	in EUR million	in %
Interest Earning Assets				
Interest income and income from securities and participating interests:				
Loans and advances to credit institutions	(8,012)	(0.53)	230	(1.39)
Loans and advances to customers	(3,007)	(0.40)	(1,273)	(0.76)
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	(1,057)	(0.40)	(691)	(1.32)
Shares and other variable-yield securities	380	(0.62)	1,524	(0.72)
Total interest income	(11,696)	(0.42)	(210)	(1.02)
Interest Bearing Liabilities				
Interest expenses:				
Amounts owed to credit institutions	(7,796)	(0.26)	(409)	(1.15)
Amounts owed to customers	(1,403)	(0.32)	(31)	(0.62)
Debts evidenced by certificates	(5,287)	(0.13)	(1,057)	(1.07)
Total interest expense	(14,486)	(0.29)	(1,497)	(0.96)

Securities

In accordance with the requirements of Austrian law, Bank Austria Creditanstalt AG segregates its securities portfolio into two categories: current assets and investments. Current assets are primarily comprised of the trading and liquidity portfolio of Bank Austria Creditanstalt AG and are mainly fixed-rate securities. In general, the liquidity portfolio is carried at the lower of cost and market value. Investments

in the investment portfolio are carried at cost and are securities which Bank Austria Creditanstalt AG intends to hold to maturity.

	As of February 28,(1)		As of December 31,	
	2003	2002	2002	2001
	in EUR million			
Trading portfolio:				
Interest-bearing securities	4,571	3,968	4,779	3,779
Equity securities	68	132	81	149
Other non interest-bearing securities	15	9	14	17
Investment certificates	767	699	761	699
Total trading portfolio	5,421	4,808	5,635	4,644
Liquidity portfolio (available for sale):				
Interest-bearing securities	2,159	2,487	1,625	2,092
Equity securities	93	161	99	177
Other non-interest-bearing securities	176	423	168	430
Investment certificates	1,078	1,126	1,093	1,117
Total liquidity portfolio	3,506	4,197	2,985	3,816
Investments:				
Interest-bearing securities	7,266	8,385	7,336	8,211
Equity securities	355	345	355	345
Other non-interest-bearing securities	1,288	1,063	1,285	1,063
Investment certificates	—	—	—	—
Total investment portfolio	8,909	9,793	8,976	9,619
Total securities	17,836	18,798	17,596	18,079

(1) Our company produces the breakdown at this level of detail for the first quarter only as of the end of February.

Funding

Breakdown of funding sources

The following table presents the sources of deposits and borrowed funds of Bank Austria Creditanstalt AG as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001, broken down by certain major categories and the percentage of those categories of total funding.

	As of March 31,				As of December 31,			
	2003		2002		2002		2001	
	in EUR million	in %	in EUR million	in %	in EUR million	in %	in EUR million	in %
Deposits:								
Savings deposits	14,081	14.1	14,801	13.4	14,320	14.3	15,040	13.1
Other amounts owed to customers	22,952	23.0	25,948	23.5	23,654	23.6	26,949	23.4
Amounts owed to credit institutions	41,187	41.3	43,858	39.8	39,872	39.7	46,143	40.1
Total deposits	78,220	78.5	84,607	76.8	77,846	77.5	88,132	76.6
Debts evidenced by certificates:								
Bonds issued	8,836	8.9	10,714	9.7	9,090	9.1	10,912	9.5
Other	6,964	7.0	8,161	7.4	7,578	7.5	9,412	8.2
Total debts evidenced by certificates	15,800	15.8	18,875	17.1	16,668	16.6	20,324	17.7
Subordinated liabilities	4,478	4.5	5,366	4.9	4,704	4.7	5,380	4.7
Supplementary capital	1,204	1.2	1,346	1.2	1,204	1.2	1,272	1.1
Total funding	99,702	100.0	110,195	100.0	100,422	100.0	115,108	100.0

Breakdown of Deposits by Original Maturity

The following tables set forth, as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001, the maturities and categories of deposits of Bank Austria Creditanstalt AG.

	As of March 31, 2003				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Savings deposits	1,756	8,036	3,798	491	14,081
Other amounts owed to customers	11,678	9,149	734	1,391	22,952
Amounts owed to credit institutions	6,223	22,222	512	12,230	41,187
Total deposits	19,657	39,407	5,044	14,112	78,220

	As of March 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Savings deposits	1,439	8,669	4,099	592	14,799
Other amounts owed to customers	12,222	11,436	707	1,585	25,950
Amounts owed to credit institutions	2,388	29,137	298	12,035	43,858
Total deposits	16,049	49,242	5,104	14,212	84,607

	As of December 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Savings deposits	1,661	8,516	3,614	529	14,320
Other amounts owed to customers	11,777	9,753	739	1,385	23,654
Amounts owed to credit institutions	1,535	25,725	545	12,067	39,872
Total deposits	14,973	43,994	4,898	13,981	77,846

	As of December 31, 2001				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Savings deposits	1,539	8,575	4,328	598	15,040
Other amounts owed to customers	12,252	12,440	718	1,538	26,948
Amounts owed to credit institutions	2,527	31,053	253	12,310	46,143
Total deposits	16,318	52,068	5,299	14,446	88,132

Analysis of Loans and Advances

Loan Portfolio by Borrower

The following table sets forth the breakdown of the loan portfolio of Bank Austria Creditanstalt AG among various types of borrowers as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001. The loan balances are shown net of any accumulated specific provisions for potential loan losses but not any general or country-risk provisions. For purposes of this table, loans are classified as

domestic or foreign based upon the location of the particular entity or office to which a loan has been made. Furthermore, this table includes bills of exchange.

	As of March 31,		As of December 31,	
	2003	2002	2002	2001
	in EUR million			
Domestic loans:(1)(2)				
Loans to non-credit institutions:				
Loans to individuals	10,706	10,186	10,534	10,113
Loans to commercial enterprises	30,515	33,043	30,971	33,531
Public sector(3)	4,740	5,138	4,575	5,066
Total loans to non-credit institutions	45,961	48,366	46,080	48,711
Loans to credit institutions	687	1,210	648	1,455
Total domestic loans	46,648	49,577	46,727	50,165
Foreign loans:(1)(2)				
Loans to non-credit institutions	10,762	12,075	10,900	13,211
Loans to credit institutions	6,339	7,081	6,695	7,326
Total foreign loans	17,102	19,155	17,595	20,538
Total domestic and foreign loans	63,749	68,732	64,323	70,703

(1) Includes bills of exchange.

(2) Excludes money market transactions.

(3) Includes loans to the Republic of Austria and provincial and local governments.

Loan Portfolio by Maturity

The following table sets forth the loan portfolio of Bank Austria Creditanstalt AG as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001, broken down by original term to maturity.

	As of March 31,(1)		As of December 31,(1)	
	2003	2002	2002	2001
	in EUR million			
Loans and advances to credit institutions:				
Less than five years	3,219	4,659	3,574	5,169
More than five years	3,807	3,632	3,769	3,612
Total loans and advances to credit institutions	7,026	8,291	7,343	8,781
Loans and advances to customers:				
Less than five years	16,778	19,832	17,338	20,832
More than five years	39,945	40,609	39,642	41,090
Total loans and advances to customers	56,723	60,441	56,980	61,922
Total loans and advances	63,749	68,732	64,323	70,703

(1) All figures in this table exclude money market loans and include bills of exchange.

Maturity Structure of Assets and Liabilities

The following tables set forth a more detailed presentation of the remaining maturity of certain assets and liabilities of Bank Austria Creditanstalt AG as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001.

	As of March 31, 2003				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			In EUR million		
Assets					
Loans and advances to credit institutions(1)	4,235	17,793	1,813	4,073	27,914
Loans and advances to customers(2)	4,648	10,897	9,597	33,215	58,357
Total	8,883	28,690	11,410	37,288	86,271
Liabilities					
Amounts owed to credit institutions	6,589	22,137	2,701	9,760	41,187
Amounts owed to customers					
(a) Savings deposits	33	3,519	4,254	6,275	14,081
(b) Other liabilities	12,161	8,964	703	1,123	22,951
Debts evidenced by certificates	144	3,546	8,309	3,801	15,800
Total	18,927	38,166	15,967	20,959	94,019

(1) Includes non-listed securities and money market transactions.

(2) Includes non-listed securities.

	As of March 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			In EUR million		
Assets					
Loans and advances to credit institutions(1)	825	23,380	5,063	4,108	33,376
Loans and advances to customers(2)	5,494	11,145	8,968	36,274	61,881
Total	6,319	34,525	14,031	40,382	95,257
Liabilities					
Amounts owed to credit institutions	2,310	29,275	623	11,650	43,858
Amounts owed to customers					
(a) Savings deposits	29	3,639	4,425	6,706	14,799
(b) Other liabilities	12,262	11,458	825	1,406	25,951
Debts evidenced by certificates	2	5,583	7,636	5,654	18,875
Total	14,603	49,955	13,509	25,416	103,483

(1) Includes non-listed securities and money market transactions.

(2) Includes non-listed securities.

	As of December 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions(1)	532	21,335	1,816	3,931	27,614
Loans and advances to customers(2)	6,342	10,738	9,214	33,085	59,379
Total	6,874	32,073	11,030	37,016	86,993
Liabilities					
Amounts owed to credit institutions	1,540	26,075	2,519	9,738	39,872
Amounts owed to customers					
(a) Savings deposits	29	3,755	4,169	6,367	14,320
(b) Other liabilities	11,813	9,907	789	1,145	23,654
Debts evidenced by certificates	0	4,213	8,243	4,212	16,668
Total	13,382	43,950	15,720	21,462	94,514

(1) Includes non-listed securities and money market transactions.

(2) Includes non-listed securities.

	As of December 31, 2001				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions(1)	3,437	24,925	4,960	4,166	37,488
Loans and advances to customers(2)	6,088	11,491	9,304	35,970	62,853
Total	9,525	36,416	14,264	40,136	100,341
Liabilities					
Amounts owed to credit institutions	5,147	28,451	649	11,896	46,143
Amounts owed to customers					
(a) Savings deposits	155	3,790	5,119	5,976	15,040
(b) Other liabilities	13,168	11,585	727	1,470	26,950
Debts evidenced by certificates	33	6,074	8,273	5,944	20,324
Total	18,503	49,900	14,768	25,286	108,457

(1) Includes non-listed securities and money market transactions.

(2) Includes non-listed securities.

Fixed and Variable Rate Loans by Original Term Maturity

The following tables set forth information on the fixed and variable rate loans of Bank Austria Creditanstalt AG to customers and credit institutions by original term maturity as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001.

	As of March 31, 2003(1)(2)			
	Up to one year	Between one year and five years	More than five years	Total
		in EUR million		
Loans and advances to credit institutions:				
Loans and advances with fixed interest rates(2)	—	1,851	2,546	4,397
Loans and advances with variable interest rates	17,650	3,638	2,230	23,517
Total	17,650	5,489	4,776	27,914
Loans and advances to customers:				
Loans and advances with fixed interest rates(2)	—	1,133	13,083	14,215
Loans and advances with variable interest rates	13,464	3,479	27,199	44,142
Total	13,464	4,612	40,281	58,357
Loans and advances with fixed interest rates(2)	—	2,983	15,628	18,612
Loans and advances with variable interest rates	31,114	7,117	29,428	67,659
Total loans and advances outstanding	31,114	10,100	45,057	86,271

(1) Loans and advances include money market transactions and bills of exchange, not eligible for refinancing at central banks, due from credit institutions, loans and bonds and other fixed interest securities, not listed on exchanges.

(2) According to the official definition of the Austrian National Bank, only assets with a remaining term of more than one year are loans and advances with fixed interest rates. As a result, under "Up to one year," no loans and advances with fixed interest rates are included.

	As of March 31, 2002(1)(2)			
	Up to one year	Between one year and five years	More than five years	Total
		in EUR million		
Loans and advances to credit institutions:				
Loans and advances with fixed interest rates(2)	—	2,890	3,371	6,261
Loans and advances with variable interest rates	20,560	3,980	2,576	27,115
Total	20,560	6,870	5,947	33,376
Loans and advances to customers:				
Loans and advances with fixed interest rates(2)	—	1,671	15,164	16,835
Loans and advances with variable interest rates	14,400	4,835	25,812	45,047
Total	14,400	6,505	40,976	61,881
Loans and advances with fixed interest rates(2)	—	4,560	18,536	23,096
Loans and advances with variable interest rates	34,960	8,814	28,388	72,162
Total loans and advances outstanding	34,960	13,375	46,923	95,258

(1) Loans and advances include money market transactions and bills of exchange, not eligible for refinancing at central banks, due from credit institutions, loans and bonds and other fixed interest securities, not listed on exchanges.

(2) According to the official definition of the Austrian National Bank, only assets with a remaining term of more than one year are loans and advances with fixed interest rates. As a result, under "Up to one year," no loans and advances with fixed interest rates are included.

	As of December 31, 2002(1)(2)			
	Up to one year	Between one year and five years	More than five years	Total
		in EUR million		
Loans and advances to credit institutions:				
Loans and advances with fixed interest rates(2)	—	2,028	2,535	4,563
Loans and advances with variable interest rates	17,136	3,742	2,173	23,052
Total	17,136	5,771	4,708	27,614
Loans and advances to customers:				
Loans and advances with fixed interest rates(2)	—	1,119	13,256	14,375
Loans and advances with variable interest rates	14,951	3,326	26,727	45,004
Total	14,951	4,445	39,983	59,379
Loans and advances with fixed interest rates(2)	—	3,148	15,790	18,938
Loans and advances with variable interest rates	32,088	7,068	28,901	68,056
Total loans and advances outstanding	32,088	10,216	44,691	86,994

(1) Loans and advances include money market transactions and bills of exchange, not eligible for refinancing at central banks, due from credit institutions, loans and bonds and other fixed interest securities, not listed on exchanges.

(2) According to the official definition of the Austrian National Bank, only assets with a remaining term of more than one year are loans and advances with fixed interest rates. As a result, under "Up to one year," no loans and advances with fixed interest rates are included.

	As of December 31, 2001(1)(2)			
	Up to one year	Between one year and five years	More than five years	Total
		in EUR million		
Loans and advances to credit institutions:				
Loans and advances with fixed interest rates(2)	—	3,230	3,425	6,655
Loans and advances with variable interest rates	24,022	3,972	2,839	30,832
Total	24,022	7,202	6,264	37,488
Loans and advances to customers:				
Loans and advances with fixed interest rates(2)	—	1,735	15,282	17,017
Loans and advances with variable interest rates	15,241	4,786	25,807	45,835
Total	15,241	6,521	41,090	62,852
Loans and advances with fixed interest rates(2)	—	4,965	18,707	23,673
Loans and advances with variable interest rates	39,264	8,757	28,646	76,668
Total loans and advances outstanding	39,264	13,723	47,354	100,340

(1) Loans and advances include money market transactions and bills of exchange, not eligible for refinancing at central banks, due from credit institutions, loans and bonds and other fixed interest securities, not listed on exchanges.

(2) According to the official definition of the Austrian National Bank, only assets with a remaining term of more than one year are loans and advances with fixed interest rates. As a result, under "Up to one year," no loans and advances with fixed interest rates are included.

Cross-Border Claims

The following tables include all claims and contingent claims of Bank Austria Creditanstalt AG against non-residents, including trading, claims against credit institutions, claims against customers, both corporate and private, and investments and trading in securities. These cross-border outstandings are controlled through a developed system of country limits, which are reviewed daily to avoid over-exposure to any particular economic or political risks.

Cross-border claims are based on the country or domicile of the borrower.

	Total	Banks	Customers (other than banks)
		in EUR million	
As of March 31, 2003			
Germany	17,384	14,267	3,117
United Kingdom	13,018	10,469	2,549
United States	6,964	3,918	3,046
France	3,962	3,505	457
CEE countries (excluding Poland)	3,638	1,586	2,052
Switzerland	3,130	748	2,382
Italy	3,105	1,626	1,479
The Netherlands	1,602	1,060	541
Cayman Islands	1,482	1,277	205
Luxembourg	1,446	1,379	67
Poland	1,054	477	577
Spain	898	600	298
Canada	820	481	339
Belgium	762	478	284
Ireland	742	634	108
Denmark	689	498	191
Australia	294	274	20
Japan	151	123	28
Other Western European countries	2,679	1,456	1,223
Other countries	1,720	935	784
Total	65,539	45,792	19,747

	Total	Banks	Customers (other than banks)
		in EUR million	
As of March 31, 2002			
Germany	15,068	12,402	2,666
United Kingdom	7,270	3,536	3,734
United States	6,875	3,653	3,222
Italy	6,103	4,828	1,275
France	4,042	3,526	516
Switzerland	3,706	1,690	2,016
CEE countries (excluding Poland)	2,732	1,127	1,605
The Netherlands	2,004	1,432	572
Luxembourg	1,867	1,806	61
Spain	1,354	1,040	313
Cayman Islands	1,330	805	525
Canada	1,199	841	358
Denmark	929	531	398
Belgium	897	382	515
Poland	753	330	423
Ireland	745	677	68
Japan	641	622	19
Australia	268	253	15
Other Western European countries	4,728	3,395	1,333
Other countries	1,819	811	1,008
Total	64,329	43,687	20,642

	Total	Banks	Customers (other than banks)
		in EUR million	
As of December 31, 2002			
Germany	13,637	10,957	2,680
United Kingdom	11,797	9,075	2,722
United States	7,475	4,085	3,390
CEE countries (excluding Poland)	3,354	1,253	2,101
France	3,213	2,717	497
Switzerland	3,034	629	2,405
Italy	2,979	1,506	1,473
The Netherlands	1,541	985	556
Luxembourg	1,429	1,346	83
Cayman Islands	1,409	1,144	265
Poland	893	349	544
Spain	893	559	334
Canada	677	330	347
Belgium	614	330	284
Denmark	478	279	199
Ireland	436	326	110
Australia	248	238	10
Japan	170	165	5
Other Western European countries	2,027	1,123	904
Other countries	1,830	1,009	822
Total	58,134	38,404	19,730
As of December 31, 2001			
Germany	14,802	12,600	2,203
Italy	6,999	5,676	1,323
United Kingdom	6,994	3,755	3,240
United States	6,923	3,900	3,023
France	4,036	3,538	498
Switzerland	3,598	1,742	1,856
CEE countries (excluding Poland)	2,633	1,096	1,537
Luxembourg	2,037	1,523	514
The Netherlands	1,979	1,369	610
Cayman Islands	1,343	1,101	242
Canada	1,206	851	355
Spain	1,140	559	581
Denmark	948	471	477
Belgium	788	354	434
Ireland	765	645	120
Poland	748	308	440
Japan	985	918	67
Australia	284	270	14
Other Western European countries	3,389	1,831	1,558
Other countries	1,784	773	1,010
Total	63,382	43,280	20,101

Country Risk Exposure by Non-Euro Region

The following table sets forth the foreign country risk by geographical region of Bank Austria Creditanstalt AG as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001. The risk figures include all claims and contingent claims of Bank Austria Creditanstalt AG against residents of non-Euro countries, including trading, claims against credit institutions, claims against customers, both corporate and private, and investments and trading in securities. These cross-border outstandings are controlled through a developed system of country limits, which are monitored daily to avoid over-exposure to any

particular economic or political risks. The risk figures in the following table are broken down according to the location of the respective borrowers or claims.

	As of March 31,		As of December 31,	
	2003	2002	2002	2001
	in EUR million		in EUR million	
Western Europe(1)	17,518	13,406	16,091	12,828
North America(2)	9,266	9,404	9,591	9,480
CEE	4,692	3,485	4,247	3,381
Asia/Pacific(3)	840	1,253	887	1,588
Near-Middle East/North Africa	639	727	690	674
Commonwealth of Independent States, Turkey	404	337	376	324
South and Central America	165	312	180	323
South Africa	103	83	109	126
Baltic States	14	16	6	18
Total country risk	33,641	29,023	32,176	28,743
Euro currency countries	31,898	35,306	25,958	34,639
Total cross border claims	65,539	64,329	58,134	63,382

(1) Non-Euro countries.

(2) United States, Canada and Cayman Islands.

(3) Including Japan, Australia and New Zealand.

SELECTED STATISTICAL INFORMATION OF BPH PBK

The statistical data presented below differ from data included in the Consolidated Financial Statements included elsewhere in this Offering Circular as the information set forth below is derived from the unconsolidated financial information of Bank Przemyslowo-Handlowy PBK S.A. ("BPH PBK"), our largest operation outside of Austria. The statistical data are prepared for the purpose of financial reporting and for consolidation in the financial reports of Bank Austria Creditanstalt group and HVB Group, and are compiled as a normal part of BPH PBK's financial reporting and management information systems. The unconsolidated IAS balance sheet of BPH PBK accounts for approximately 6% of the total consolidated IAS balance sheet of our group as of December 31, 2002.

In addition, this information is unaudited and has been stated in accordance with IAS.

Average Balances and Interest Rates

The following tables set forth the average balances of assets and liabilities of BPH PBK for the three months ended March 31, 2003 and 2002, and for the years ended December 31, 2002 and 2001. For purposes of the following tables, the average is calculated on the basis of daily opening and closing balances throughout the relevant period.

	Three months ended March 31, 2003			Three months ended March 31, 2002		
	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.
	in EUR million		in %	in EUR million		in %
Assets						
Loans and advances to credit institutions	1,424	22	6.27	2,475	64	10.49
Loans and advances to customers	5,170	87	6.82	5,603	138	9.99
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	2,477	42	6.88	2,076	64	12.50
Subtotal: interest-earning assets (A)	9,072	151	6.75	10,154	266	10.62
Shares and other variable-yield securities, participating interests, shares in affiliated undertakings	98	0		147	0	
Subtotal: income-earning assets (B)	9,169	151	6.68	10,302	266	10.47
Non-income-earning assets (including cash in hand, balance with central banks and tangible and intangible fixed assets)	868	0		1,281	0	
Total Assets	10,038	151	6.10	11,583	266	9.31
Liabilities						
Amounts owed to credit institutions	1,728	20	4.69	1,537	26	6.86
Amounts owed to customers	6,514	53	3.30	7,730	121	6.35
Debts evidenced by certificates	18	0		20	0	
Total interest-bearing liabilities (C)	8,260	73	3.58	9,286	147	6.42
Total non-interest-bearing liabilities	601	0		955	0	
Equity(1)	1,177	0		1,342	0	
Total liabilities and equity	10,038	73	2.95	11,583	147	5.15
Net interest earned (A minus C)		78			119	
Net interest income (B minus C)		78			119	
Net interest earned as a percentage of: average interest-earning assets (A) on an annualized basis		3.49%			4.75%	
Net interest income as a percentage of: average income-earning assets (B) on an annualized basis		3.45%			4.68%	

(1) Equity includes subscribed capital, reserves and accumulated profits.

	Year ended December 31, 2002			Year ended December 31, 2001		
	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.
	in EUR million		in %	in EUR million		in %
Assets						
Loans and advances to credit institutions	2,015	197	9.78	3,304	357	10.81
Loans and advances to customers	5,192	450	8.67	5,953	823	13.82
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	2,227	197	8.85	1,952	293	15.01
Subtotal: interest-earning assets (A)	9,433	845	8.96	11,210	1,473	13.14
Shares and other variable-yield securities, participating interests, shares in affiliated undertakings	131	3	2.29	210	5	2.38
Subtotal: income-earning assets (B)	9,564	848	8.87	11,419	1,478	12.94
Non-income-earning assets (including cash in hand, balance with central banks and tangible and intangible fixed assets)	704	0		379	0	
Total Assets	10,268	848	8.26	11,798	1,478	12.53
Liabilities						
Amounts owed to credit institutions	1,314	93	7.08	1,756	130	7.40
Amounts owed to customers	7,019	350	4.99	7,930	780	9.84
Debts evidenced by certificates	19	0		20	0	
Total interest-bearing liabilities (C)	8,352	443	5.30	9,705	910	9.38
Total non-interest-bearing liabilities	702	0		723	0	
Equity(1)	1,214	0		1,370	0	
Total liabilities and equity	10,268	443	4.31	11,798	910	7.71
Net interest earned (A minus C)		402			563	
Net interest income (B minus C)		405			568	
Net interest earned as a percentage of: average interest-earning assets (A)		4.26%			5.02%	
Net interest income as a percentage of: average income-earning assets (B)		4.23%			4.97%	

(1) Equity includes subscribed capital, reserves and accumulated profits.

Average Interest Rates, Yields and Margins

The following table shows prevailing average interest rates and average yields, spreads and margins for BPH PBK for the three months ended March 31, 2003 and 2002, and the years ended December 31, 2002 and 2001.

	Three months ended March 31,		Year ended December 31,	
	2003	2002	2002	2001
	in % p.a.			
Historical rates				
PL				
1 month WIBOR	6.52	11.13	9.24	16.51
3 month WIBOR	6.37	10.66	9.00	16.09
6 month WIBOR	6.17	10.37	8.78	15.54
1 month WIBID	6.35	10.67	8.93	16.16
3 month WIBID	6.21	10.18	8.66	15.69
6 month WIBID	6.00	9.85	8.43	15.12
UK				
1 month EUR LIBOR	2.75	3.34	3.30	4.33
3 month EUR LIBOR	2.72	3.36	3.34	4.26
6 month EUR LIBOR	2.69	3.41	3.37	4.15
1 month USD LIBOR	1.34	1.85	1.77	3.88
3 month USD LIBOR	1.33	1.90	1.80	3.78
6 month USD LIBOR	1.33	2.07	1.88	3.73
BPH PBK				
Yields, spreads and margins(1)				
Gross yield(2)	6.75	10.62	8.96	13.14
Interest spread(3)	3.17	4.20	3.65	3.76
Net interest margin(4)	3.49	4.75	4.26	5.02

(1) The yields, spreads and margins represented in this table are calculated from the "Average Balances and Interest Rates" set forth above on the basis of earning assets, including shares and other variable-yield securities, equity interests and shares in affiliated undertakings.

(2) Gross yield represents the average interest rate earned on average interest earning assets.

(3) Interest spreads represent the difference between the gross yield and the average interest rate paid on average interest bearing liabilities.

(4) Net interest margin represents net interest earned as a percentage of average interest earning assets.

Changes in Interest Income/Expenses—Volume and Rate Analysis

The following table indicates changes in net interest income between volume and rate of BPH PBK for the three months ended March 31, 2003 and 2002, and the years ended December 31, 2002 and 2001. Volume and rate variances have been calculated based on movements in average balances over

the period and changes in interest rates on average interest earning assets and average interest bearing liabilities.

	Three months ended March 31, 2003 over 2002		Year ended December 31, 2002 over 2001	
	Increase/(decrease) due to changes in			
	Average Volume	Average Rate p.a.	Average Volume	Average Rate p.a.
	in EUR million	in %	in EUR million	in %
Interest Earning Assets				
Interest income and income from securities and participating interests:				
Loans and advances to credit institutions	(1,051)	(4.22)	(1,289)	(1.03)
Loans and advances to customers	(433)	(3.16)	(761)	(5.16)
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	401	(5.63)	275	(6.16)
Shares and other variable-yield securities	(49)	0	(79)	(0.09)
Total interest income	(1,133)	(3.79)	(1,855)	(4.08)
Interest Bearing Liabilities				
Interest expenses:				
Amounts owed to credit institutions	191	(2.17)	(442)	(0.33)
Amounts owed to customers	(1,216)	(3.05)	(911)	(4.85)
Debts evidenced by certificates	(2)	0	(1)	0
Total interest expense	(1,026)	(2.84)	(1,353)	(4.07)

Trading Assets and Financial Investments

	As of March 31,		As of December 31,	
	2003	2002	2002	2001
	in EUR million			
Trading assets:				
Bonds and other debt securities issued by public borrowers	1,686	32	1,518	6
Bonds and other debt securities issued by other borrowers	89	1	121	421
Investment funds	2	35	3	36
Positive market values on derivative financial instruments	248	104	355	113
Total trading assets	2,025	172	1,997	576
Available-for-sale investments:				
Bonds and other debt securities issued by public borrowers	247	636	276	834
Bonds and other debt securities issued by other borrowers	308	948	340	149
Investment funds	3	—	3	—
Shares	5	9	5	11
Equity interests	1	4	2	4
Investment in subsidiaries	89	98	93	101
Total available-for-sale investments	654	1,695	719	1,099
Held-to-maturity investments:				
Bonds and other debt securities	148	172	155	436
Total held-to-maturity investments	148	172	155	436
Total trading assets and investments	2,827	2,039	2,871	2,111

Funding

Breakdown of Funding Sources

The following table presents the sources of deposits and borrowed funds of BPH PBK as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001, broken down by certain major categories and the percentage of those categories of total funding.

	As of March 31,				As of December 31,			
	2003		2002		2002		2001	
	in EUR million	in %	in EUR million	in %	in EUR million	in %	in EUR million	in %
Deposits:								
Amounts owed to customers	6,657	77.8	8,013	84.6	7,047	83.7	8,703	84.2
Amounts owed to credit institutions	1,888	22.0	1,426	15.0	1,358	16.1	1,585	15.4
Total deposits	8,545	99.8	9,439	99.6	8,405	99.8	10,288	99.6
Debts evidenced by certificates	14	0.2	37	0.4	15	0.2	37	0.4
Total funding	8,559	100.0	9,476	100.0	8,420	100.0	10,325	100.0

Breakdown of Deposits by Original Maturity

The following tables set forth, as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001, the maturities and categories of deposits of BPH PBK.

	As of March 31, 2003				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Other debts owed to customers	1,808	4,572	190	87	6,657
Amounts owed to credit institutions	379	959	419	131	1,888
Total deposits	2,187	5,531	609	218	8,545

	As of March 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Other debts owed to customers	1,664	5,751	325	273	8,013
Amounts owed to credit institutions	212	410	583	221	1,426
Total deposits	1,876	6,161	908	494	9,439

	As of December 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Other debts owed to customers	2,229	4,497	213	108	7,047
Amounts owed to credit institutions	236	578	315	229	1,358
Total deposits	2,465	5,075	528	337	8,405

	As of December 31, 2001				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Other debts owed to customers	2,257	6,121	156	169	8,703
Amounts owed to credit institutions	328	422	578	257	1,585
Total deposits	2,585	6,543	734	426	10,288

Analysis of Loans and Advances

Loan Portfolio by Borrower

The following table sets forth the breakdown of the loan portfolio of BPH PBK among various types of borrowers as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001. For purposes of this table, loans are classified as domestic or foreign based upon the location of the particular entity or office to which a loan has been made.

	As of March 31,		As of December 31,	
	2003	2002	2002	2001
	in EUR million			
Domestic loans:				
Loans to non-credit institutions:				
Loans to individuals	1,282	1,204	1,299	1,253
Loans to commercial enterprises	3,579	4,393	3,741	4,512
Public sector	501	216	390	163
Total loans to non-credit institutions	5,362	5,813	5,430	5,928
Loans to credit institutions	330	429	393	477
Total domestic loans	5,692	6,242	5,823	6,405
Foreign loans:				
Loans to non-credit institutions	19	22	21	22
Loans to credit institutions	1,485	1,958	1,003	2,546
Total foreign loans	1,504	1,980	1,024	2,568
Total domestic and foreign loans	7,196	8,222	6,847	8,973

Loan Portfolio by Maturity

The following table sets forth the loan portfolio as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001, broken down by original term to maturity.

	As of March 31,		As of December 31,	
	2003	2002	2002	2001
	in EUR million			
Claims against credit institutions:				
Less than five years	1,809	2,386	731	2,363
More than five years	6	1	665	660
Total claims against credit institutions	1,815	2,387	1,396	3,023
Claims against customers:				
Less than five years	3,523	3,889	3,552	3,967
More than five years	1,858	1,946	1,899	1,983
Total claims against customers	5,381	5,835	5,451	5,950
Total claims	7,196	8,222	6,847	8,973

Maturity Structure of Assets and Liabilities

The following tables set forth a more detailed presentation of the remaining maturity of certain assets and liabilities of BPH PBK as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001.

	As of March 31, 2003				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions	792	1,009	13	1	1,815
Loans and advances to customers	1,768	1,744	985	884	5,381
Total	2,560	2,753	998	885	7,196
Liabilities					
Amounts owed to credit institutions	379	1,166	329	14	1,888
Amounts owed to customers	1,819	4,628	145	65	6,657
Other debts evidenced by certificates	—	14	—	—	14
Total	2,198	5,808	474	79	8,559

	As of March 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions	9	2,323	54	1	2,387
Loans and advances to customers	788	2,158	1,431	1,458	5,835
Total	797	4,481	1,485	1,459	8,222
Liabilities					
Amounts owed to credit institutions	8	921	428	69	1,426
Amounts owed to customers	1,665	6,022	241	85	8,013
Other debts evidenced by certificates	—	35	2	—	37
Total	1,673	6,978	671	154	9,476

	As of December 31, 2002				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions	60	1,321	14	1	1,396
Loans and advances to customers	1,814	1,814	942	881	5,451
Total	1,874	3,135	956	882	6,847
Liabilities					
Amounts owed to credit institutions	236	816	286	20	1,358
Amounts owed to customers	2,229	4,594	160	64	7,047
Other debts evidenced by certificates	—	14	1	—	15
Total	2,465	5,424	447	84	8,420

	As of December 31, 2001				
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			in EUR million		
Assets					
Loans and advances to credit institutions	43	2,925	54	1	3,023
Loans and advances to customers	743	1,929	1,676	1,602	5,950
Total	786	4,854	1,730	1,603	8,973
Liabilities					
Amounts owed to credit institutions	10	1,037	483	55	1,585
Amounts owed to customers	1,912	6,257	377	157	8,703
Other debts evidenced by certificates	—	35	2	—	37
Total	1,922	7,329	862	212	10,325

Fixed and Variable Rate Loans by Original Term Maturity

The following tables set forth information on the fixed and variable rate for loans of BPH PBK to customers and credit institutions by original term maturity as of March 31, 2003 and 2002, and as of December 31, 2002 and 2001.

	As of March 31, 2003			
	Up to one year	Between one year and five years	More than five years	Total
		in EUR million		
Securities and money market loans	1,668	1,008	568	3,244
thereof fixed interest rate	1,639	929	106	2,674
thereof floating interest rate	29	78	462	570
Loans and advances to customers (without debit balances of current accounts)	2,050	1,049	898	3,998
thereof fixed interest rate	219	105	43	368
thereof floating interest rate	1,831	944	855	3,630

	As of March 31, 2002			
	Up to one year	Between one year and five years	More than five years	Total
		in EUR million		
Securities and money market loans	2,332	273	577	3,182
thereof fixed interest rate	2,324	158	40	2,521
thereof floating interest rate	8	116	538	661
Loans and advances to customers (without debit balances of current accounts)	3,583	833	1,309	5,726
thereof fixed interest rate	920	194	368	1,483
thereof floating interest rate	2,663	639	941	4,243

	As of December 31, 2002			
	Up to one year	Between one year and five years	More than five years	Total
		in EUR million		
Securities and money market loans	2,311	707	549	3,567
thereof fixed interest rate	2,277	626	63	2,966
thereof floating interest rate	34	81	486	601
Loans and advances to customers (without debit balances of current accounts)	2,002	1,012	904	3,918
thereof fixed interest rate	197	66	70	333
thereof floating interest rate	1,805	946	834	3,585

	As of December 31, 2001			
	Up to one year	Between one year and five years	More than five years	Total
	in EUR million			
Securities and money market loans	4,798	435	590	5,823
thereof fixed interest rate	4,787	147	147	5,081
thereof floating interest rate	11	288	443	742
Loans and advances to customers (without debit balances of current accounts)	2,458	1,291	831	4,580
thereof fixed interest rate	455	244	185	884
thereof floating interest rate	2,003	1,047	646	3,696

Cross-Border Assets

The risk figures include all claims and contingent claims of BPH PBK against non-residents, including claims against credit institutions, claims against customers, both corporate and private, and investments in securities and in affiliated companies. These cross-border outstandings are controlled through a developed system of country limits, which are reviewed frequently to avoid over-exposure to any particular economic or political risks.

Cross-border assets are based on the country or domicile of the borrower.

	% of assets	Total	Banks	Customers (other than banks)
	in EUR million, except % amounts			
As of March 31, 2003				
Austria	61.69	1,057	1,056	1
Germany	13.20	226	224	2
United Kingdom	2.59	44	43	1
Spain	2.48	43	43	0
United States	2.35	40	39	1
Belgium	1.36	23	23	0
Other	16.34	280	12	268
Total	100	1,713	1,440	273
As of March 31, 2002				
Austria	40.37	846	846	0
Germany	35.26	739	738	1
United Kingdom	7.76	162	161	1
The Netherlands	3.31	69	69	0
Spain	1.54	32	32	0
Denmark	1.46	31	31	0
Turkey	1.38	29	29	0
France	1.11	23	23	0
Other	7.83	165	41	124
Total	100	2,096	1,970	126
As of December 31, 2002				
Austria	45.83	609	608	1
Germany	15.15	201	200	2
United States	3.44	46	44	1
Spain	3.27	43	43	0
Belgium	1.82	24	24	0
Portugal	1.80	24	24	0
United Kingdom	0.94	13	12	1
Luxembourg	0.17	2	2	0
Russia	0.13	2	0	2
Other	27.45	365	2	363
Total	100	1,329	959	370

As of December 31, 2001	% of assets	Total	Banks	Customers (other than banks)
	in EUR million, except % amounts			
United Kingdom	22.70	613	612	1
Austria	19.03	514	514	0
Germany	17.88	483	482	1
Spain	12.14	328	328	0
Italy	7.40	200	200	0
Belgium	5.03	136	136	0
Denmark	2.78	75	75	0
United States	2.64	71	70	1
Sweden	1.74	47	46	1
Portugal	1.47	40	40	0
Turkey	1.05	28	28	0
Luxembourg	0.96	26	26	0
France	0.84	23	23	0
Ireland	0.84	23	23	0
South Africa	0.84	23	23	0
Russia	0.07	2	0	2
Other	2.60	70	1	69
Total	100	2,702	2,627	75

BANK AUSTRIA CREDITANSTALT GROUP

Introduction

We are one of the leading banking groups in Austria and Central and Eastern Europe. We are the largest banking group in Austria, based on total assets of EUR 145 billion as of March 31, 2003. In Central and Eastern Europe, we have a presence in eleven countries and are focused on further growth. Our activities cover a full range of corporate and retail banking, asset management and corporate finance products and services.

The following map provides a geographical overview of our banking network in Austria and Central and Eastern Europe.


CEE
Austria
Austria
Bank Austria Creditanstalt AG
BANKPRIVAT AG
Schoellerbank AG
Poland
Bank Przemyslowo-Handlowy PBK S.A.
Czech Republic
HVB Bank Czech Republic a.s.
Slovakia
HVB Bank Slovakia a.s.
Hungary
HVB Bank Hungary Rt.
Romania
HVB Bank Romania S.A.
Bulgaria
Commercial Bank Biochim AD
Macedonia
Representative Office
Slovenia
Bank Austria Creditanstalt d.d. Ljubljana
Croatia
Splitska Banka d.d.
HVB Bank Croatia d.d.
Bosnia and Herzegovina
HVB-Banka Bosna i Hercegovina d.d.
Serbia and Montenegro
HVB Bank Yugoslavia a.d.

As of March 31, 2003, we had a client base of more than 5.3 million customers, of which approximately 1.8 million were located in Austria and 2.8 million in Poland. We had a total of 31,489 employees (full-time employee equivalents) as of March 31, 2003, of which 18,129 were located in the CEE region, with 11,939 in Poland.

The following charts show the contribution of our CEE segment to our total consolidated net income before taxes for the periods indicated.[(1)]


Three month-period ended March 31, 2003
(Total: EUR 153 million):
CEE 35% (2)
Other segments
65%
Year ended December 31, 2002
(Total: EUR 504 million):
CEE 29% (2)
Other segments
71%

(1) Based on our new cost allocation method. See "Operating and Financial Review and Prospects—Three Months Ended March 31, 2003 Compared with the Three Months Ended March 31, 2002—Segment Information—Improvements to Our Cost Allocation Method and Segment Reporting."

(2) Including amortization of goodwill, funding costs and central costs of the CEE segment.

We are part of the HVB Group, which ranks among the five largest European banking groups based on total assets of EUR 680 billion as of March 31, 2003.

Our Strategy

Our strategy is to build on our position as one of the leading financial institutions in both Austria and Central and Eastern Europe. In recent years, Austria and the neighboring CEE region have been establishing numerous commercial and financial ties that more closely bind the areas together. With the scheduled enlargement of the European Union as several CEE countries join in 2004, we expect economic development in the CEE region to accelerate. We have positioned ourselves to benefit from this trend by combining the strengths and know-how that come from our position as market leader in the more mature Austrian market with the opportunities that come from having a broad network of banks in the new market economies of the CEE region.

In Austria, we are the largest banking group, measured in terms of total consolidated assets as at March 31, 2003. The historic strengths of Bank Austria AG as a consumer and business banking force in the greater Viennese metropolitan area combined with the historic strengths of Creditanstalt AG as a premier provider of banking services to Austria's blue chip corporations give us a formidable position in the Austrian banking market. Over a decade ago, however, we recognized that Austria's geographic position, export-led economic links and historic affinities gave Austrian banks a unique opportunity to establish a strong position in the emerging market economies of the CEE region, and that these economies offered opportunities for growth not available in the more mature Western European markets. Both Bank Austria AG and Creditanstalt AG separately moved to capitalize on these opportunities and established branch networks or banking subsidiaries in the CEE region. With the consolidation of Creditanstalt AG into the Bank Austria group in 1998, we were able to pool resources in the CEE region and, with greater resources and scale, expand on our early mover advantage.

When we became part of the HVB Group in 2000, we agreed to transfer substantially all our operations outside of Austria and the CEE region to HypoVereinsbank. In turn, HypoVereinsbank agreed to transfer substantially all its operations in Austria and the CEE region to us. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—The Bank of the Regions Reorganization." Today, as a result, we can focus our resources and attention fully on building our core market, while at the same time drawing on the network and resources of HypoVereinsbank in major financial centers across Europe and around the world. For the HVB Group, we are the center of competence for Austria and the CEE region.

Today, we have the most geographically extensive network of banking operations in the CEE region, with a particularly sizable presence in Poland. Our strategy is to use our presence in Austria and the CEE region as the foundation for profit and growth, employing our resources and experience to achieve efficiencies and competitive advantage in existing and new operations.

In keeping with our geographic focus, our strategy is two-fold:

- strengthening profitability and selective growth in Austria; and
- focusing on profitable growth in the CEE region.

Our objective is to continue to reap benefits from our considerable strengths and market-leading positions in the Austrian market while also capturing growth associated with the convergence of the CEE countries and the current European Union states.

Austria: Strengthening Profitability and Selective Growth

We aim to maintain our position as pacemaker with respect to cost reduction and profitability in the Austrian banking market. We have been at the forefront of consolidation in the Austrian market, first through the 1991 merger of Zentralsparkasse und Kommerzialbank AG and Österreichische Länderbank AG that formed Bank Austria AG, and then through the combination of Creditanstalt AG with Bank Austria AG that culminated in the full merger of the two banks to form Bank Austria Creditanstalt AG in 2002. Although the synergies achievable through the simple combination of overlapping operations have now largely been attained, we intend to further decrease headcount through natural attrition (without compulsory redundancies) and further rationalize operations, particularly for back office functions. We also intend to improve profitability through cross-selling and by increasing the number of products and services our customers on average obtain from us.

In the domestic private customers and professionals/asset management area, we aim to increase our revenues by enhanced cross-selling and strengthening our distribution network, particularly through better integration in marketing with our corporate/real estate area and a customer-oriented sales approach in our branches. We plan to further popularize online banking and, particularly outside the Vienna region, to put more emphasis on developing our business through our affiliated agents and independent distribution partners, supported by opening more finance centers. We expect to continue to cultivate our large community of retail deposit holders, who provide us with a substantial source of funding. At the same time, particularly with high net worth customers, we will seek to capture commission income and investment flows related to what we anticipate will be a continuing shift from traditional deposit accounts to a more sophisticated and diversified investment profile, involving higher margin insurance, funds, shares, bonds and other non-deposit alternatives. Risk management will remain a key element of our efforts.

In the domestic corporate/real estate area, we have the largest book of corporate loans in Austria, with particular strength among large and medium-sized companies. We wish to expand our presence in the market, but with a focus on profitability rather than mere volume growth. Our emphasis will be on risk-adjusted pricing and credit policies with the intention to reduce our level of losses on loans and advances relative to net interest income and increasing the proportion of our commission income. In this regard, we aim to stand out as the best source for Austrian mid-market companies of integrated corporate finance advice and services, providing clients with capital markets-oriented alternatives to traditional loans at the European level, assisting them to improve their capital structures and manage their financial risks. Our multi-channel approach to distribution, combining our large branch network, our 48 dedicated corporate service centers, and the use of new technologies will remain central to our efforts. For example, we employ our new BusinessNet service, the first Internet banking business portal for corporate customers in Austria, to deliver web-based solutions for core banking services, standardized transaction processes and information. We aim to maintain our leading position in the international trade and export finance area in Austria and in the CEE region and continue leveraging our CEE network to expand opportunities to do business with Austrian and multinational customers. For real estate transactions and investment, we aim to be the Austrian financial institution of choice, offering all financing and real estate consulting services, such as property value appraisal. Expense containment will play an important role in our drive to improve returns on equity.

In the international markets area, where we focus on providing our customers with access to international financial markets, we wish to use our lending relationships as an avenue to expanding our business involving higher margin capital markets products. We aim to extend to the CEE markets our holistic approach to assisting customers with their balance sheet, funding structure and risk management issues, providing debt and equity funding services, interest rate and foreign exchange rate management tools and treasury services. In this area, our leadership position in primary placements of debt and equity securities in the Austrian market and the international placement capabilities of the HVB Group stand us in good stead. We will continue taking advantage of market and trading opportunities.

Further detail on how we plan to implement these strategies in Austria is provided in the discussion of our business that follows.

CEE: Focus on Profitable Growth

Our strategy in Central and Eastern Europe is a continuation of the strategy we have been successfully pursuing since first expanding into that region more than ten years ago. We believe that the CEE region continues to be relatively underbanked, compared to the more mature markets of Western Europe. The volume of both loans and deposits, as a percentage of gross domestic product, is well below the levels prevalent in Western European markets. Financial products and services that have become commoditized in Western European markets can still be relatively new in the CEE region and so can command better pricing or be more useful in attracting and retaining customers. Although we expect banking sector competition from new entrants to increase when European Union membership is extended to CEE countries, we also see considerable potential for economic expansion and greater affluence. As a result, we see the CEE region as an area with particular growth potential, especially for well-managed banks that have established their presence early. To tap and promote that potential, we expect to:

- pursue organic growth with multinational corporations and local corporate counterparties across the CEE region;

- engage in selective retail expansion in key markets, focusing in particular on key products, such as retail lending and deposits;
- capitalize on the benefits we can derive from our significant Polish operations, particularly through the completion of post-merger integration and a continued focus on asset quality; and
- take a selective approach to acquisitions going forward.

At the core of our plans to expand in the CEE region is our position as leading network bank in the area, with a presence in 11 countries and a top five position in several key markets. A region-wide integrated network of banking operations is, in our view, key to attracting multinational customers and prized sales cooperation partners. Our integrated network approach focuses on leveraging our competence in corporate customer relations gained in Austria, our specific product know-how and our expertise in multi-sourcing, gradually further expanding in the CEE region through a multi-step strategy, and implementing an integrated IT and processing infrastructure. Through our integrated network, we seek to capitalize on marketing and product manufacturing benefits. For example, we may roll out a credit card platform established in one CEE country to other CEE markets. See "—CEE—Strategic Focus." Our broad experience with the integration of banking operations is an important asset. In Poland, for example, the rapid integration of two formerly separate banking groups has given us a Polish bank with the number three position in the market based on year-end 2002 total assets, 2.8 million customers, more than 500 branches, a single IT platform and a growing retail presence. See "—CEE—Poland."

We aim to broaden and deepen our CEE network. We recognize that the competition in auctions for the remaining attractive and potentially available CEE banking operations of substantial size may be intense, with the result that prices may reach comparatively high levels. However, we are not prepared to purchase growth at any price and we are not wedded to a single formula for expansion in the CEE region, as our three-step business expansion model—organic growth, selective retail expansion, and universal banking—suggests. See "—CEE—Strategic Focus."

Additional information concerning how we plan to pursue our strategies in the CEE region is provided in the discussion of our business that follows.

Our Strategy and the Offering

The offering is intended to strengthen our capital base and give us more flexibility to respond to opportunities as they arise, particularly in the CEE region.

We plan to follow through on our agreement to acquire the remaining 18.95% HypoVereinsbank stake in BPH PBK. See "Use of Proceeds." This acquisition will allow us to complete the realignment of operations called for under our Bank of the Regions Agreement with HypoVereinsbank and will intensify our exposure to the largest market in the CEE region. We also expect to use net proceeds from this offering to purchase an interest of up to 81% in Bosnia's Central Profit banka d.d. Sarajevo and to defray the cost of our purchase of full ownership of Czech CAC Leasing a.s. and CAC Leasing Slovakia a.s. See "Use of Proceeds."

In considering an investment in our Shares, you should recognize that we continuously evaluate business opportunities, including potential acquisitions that may have material effects on our national operations or our group as a whole. Discussions concerning such opportunities may be commenced, ongoing or discontinued at any time.

Competition

We face significant competition in all areas of our banking and financial service businesses. Our competitors in Austria and the countries of Central and Eastern Europe include commercial banks, savings banks, credit cooperative banks, mortgage banks, finance companies, investment banks, securities brokers and other companies providing financial services. We compete with some of our competitors in numerous segments and across many regions and with others on a regional, product or niche basis. We compete on the basis of a number of factors, including innovation, reputation, price and speed of delivery of our products and services.

Austria

Competitive pressures may increase in Austria with the general trend toward increased internationalization of banking and securities trading markets, although current overcapacity in the Austrian banking sector has acted as a partial deterrent to competition in the retail sector. The banking sector in Austria is highly concentrated, with the top ten banks by total assets accounting for almost 60% of the Austrian banking industry. As of March 31, 2003, we had a market share of around 20% in the Austrian banking system based on total assets, which is the largest market share of any bank in that country. The next largest bank in Austria had a market share of approximately 10% of total banking assets in Austria as of March 31, 2003.

Central and Eastern Europe

We also expect competition to increase in Central and Eastern Europe. International banks currently account for approximately 70% of the banking industry in the countries of Central and Eastern Europe, and foreign shareholders hold a majority interest in 21 of the 25 largest banks in the region. This high concentration of foreign-owned banks will intensify competition among banks seeking to capitalize on the economic opportunities presented in the Central and Eastern European banking market. In addition, competition will increase as countries from the region join the European Union and banks from the European Union's current member states compete for business within the single European market. As the accession process continues, we anticipate that the convergence of banking and regulatory systems will increase stability in the region, making it more attractive to foreign banks. Accordingly, we anticipate that pressure on prices will increase and margins will continue to narrow as interest rates and monetary conditions in Central and Eastern Europe converge with those in Western Europe.

Consolidation

This competitive environment and the current overcapacity in the Austrian banking sector, as well as the increased competition in the Central and Eastern European banking sector, may lead to additional consolidation and changes among financial institutions in the markets that we serve. Such consolidation, if it occurs, could give some of our competitors an increased capital base and broader geographic reach and allow them to offer a wide range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services. This may enhance their competitive position and result in additional pricing pressure in our businesses.

We believe that the range of financial services that we provide and our internal cost adjustment programs will be significant assets in this environment. We are intensifying our efforts to develop innovative products designed to enhance our business with our existing customer base in all of the markets that we serve. In addition, we have a strategy of expanding our interest margin and improving the ratio of net fee and commission income relative to net interest income. In Central and Eastern Europe, we plan to develop our strong base of operations, expand our operations as a universal bank in Poland and engage in focused market development to expand our multi-channel distribution networks in countries such as the Czech Republic, Slovakia and Hungary. We also plan to continue our program of selective expansion through acquisitions resulting from the privatization and consolidation process throughout the region. Furthermore, we intend to continue to leverage our relationship with HypoVereinsbank for additional impact.

Further detail on our main competitors is provided in the discussion of our business that follows.

Ratings

As of the date of this Offering Circular, Bank Austria Creditanstalt AG's credit ratings from the rating agencies Moody's and Standard & Poor's are as follows:

	Senior unsecured debt long-term(1)	Senior unsecured debt short-term	Subordinated liabilities(2)	Financial strength
Moody's	A2*	P-1	A3*	B-
Standard & Poor's	A-**	A-2	BBB+	—

* stable outlook

** negative outlook

(1) Long-term senior unsecured debt issued before January 1, 2002 that benefits from a guarantee provided by the City of Vienna is rated Aa2 by Moody's and AA+/negative by Standard & Poor's.

(2) Subordinated debt issued before January 1, 2002 that benefits from a guarantee provided by the City of Vienna is rated Aa3 by Moody's and AA+/negative by Standard & Poor's.

Moody's defines its A2 rating as denoting obligations that are judged to be in the mid-range of the group of obligations that possess many favorable investment attributes and are considered to be upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future. Standard & Poor's defines its A- rating as denoting obligations of an issuer that are judged to be in the lower end of the group of issuers that have a strong capacity to meet their financial commitments but which are somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than issuers in higher-rated categories.

Moody's defines its P-1 rating as denoting obligations of issuers that are judged to have a superior ability for repayment of senior short-term debt obligations. Standard & Poor's defines its A-2 rating as denoting obligations of an issuer that is judged to have a satisfactory capacity to meet its financial commitments, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than issuers in the highest rating category.

Moody's defines its A3 rating as denoting obligations that are judged to be in the lower end of the group of obligations that possess many favorable investment attributes and are considered to be upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future. Standard & Poor's defines its BBB+ rating as denoting obligations of issuers that are in the upper end of the group of issuers with adequate capacity to meet their financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuers in this category to meet their financial commitments.

The B- financial strength rating assigned to us is defined by Moody's to denote banks in the lower end of the group of institutions that possess strong intrinsic financial strength.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. You should not view any of these ratings as recommendations to buy, hold or sell our Shares.

Organization

In this Offering Circular, we report our segment results on the basis of the following six business divisions:

- Domestic Private Customers and Professionals;
- Asset Management;
- Domestic Corporate Customers;
- Real Estate Finance and Real Estate Customers;
- International Markets; and
- CEE.

In addition, our Other Items/Reclassifications segment includes equity interests and other items that are not attributed to any single business division. To facilitate comparability, all segment information throughout this Offering Circular has been presented on the basis of our segment organization as of March 31, 2003.

With effect from April 1, 2003, we are realigning our internal management and reporting structure. In summary, our new management and reporting structure is as follows:

- We will henceforth report segment results on the basis of four business segments: Domestic Private Customers and Professionals, Domestic Corporate Customers, CEE, and International Markets.
- The Other Items/Reclassification segment will continue to be presented as a separate segment.
- We ceased to report our asset management activities as a separate business segment. From April 1, 2003 onward, their results are included in the Domestic Private Customers and Professionals segment, except for the results of our Cayman Islands operations, which will be accounted for separately within our Other Items/Reclassifications segment.
- We integrated our real estate financing activities into our newly formed International Corporates and Real Estate division, which acts as a competence and support center for our group with respect to structured and trade finance transactions and is responsible for the relationship management of multinational companies, financial institutions, public sector customers and corporate real estate customers. Under the new structure, revenues (and costs) from the International Corporates and Real Estate division will predominantly be reported in the Domestic Corporate Customers segment or the CEE segment, depending on the location of the relevant account officer.
- At the Management Board level, we have assigned the management responsibility for both the Domestic Private Customers and Professionals and the Domestic Corporate Customers segments as well as for our asset management activities to a single member of our Management Board.

Domestic Private Customers and Professionals

Overview

This business segment is responsible for our Austrian retail business, in which we serve private customers (consumers), professionals and other self-employed individuals, as well as small business customers (*i.e.*, companies with average annual sales below EUR 1.5 million) in Austria. As of March 31, 2003, our Domestic Private Customers and Professionals segment had approximately 1.8 million customers and approximately 5,900 employees (full-time equivalent). Aggregate lending volume to customers of this business segment amounted to around EUR 13,060 million as of March 31, 2003.

Strategic Focus

The strategy of our Austrian retail banking business is closely tailored to the challenges posed by the highly competitive Austrian banking sector. We seek to secure and expand our market-leading

position through selective exploitation of growth potential and continued focus on optimizing costs and efficiencies. Against this background, we plan in particular to:

- *Facilitate cross-selling and strengthen our distribution network:* One of our key strategic initiatives in achieving an increase in cross-selling levels has been the expansion of our mobile sales force, in particular through our network of affiliated agents and independent distribution partners, as well as the establishment of special finance centers that offer our customers a full range of sophisticated advisory services in connection with financing, investments and supplementary planning.
- *Develop high-margin products and value-added services:* We are increasingly focusing on the sale of more sophisticated and high-margin mutual funds, capital guarantee products, shares, bonds, insurance and other products. At the same time, we will seek to further standardize our product and services portfolio, for example, by expanding our online banking services.
- *Increase our market share among high net worth individuals:* We intend to increasingly target high net worth customers through enhanced cross-selling, in particular through our private banking subsidiary BANK*PRIVAT* AG and our network of finance centers, affiliated agents and independent distribution partners.
- *Optimize our internal processes:* We aim to optimize our internal organization and processes to improve efficiency and reduce costs. We plan to focus on improving the integrated marketing of our corporate and real estate products and services to eliminate the duplication of central costs. To this end, we have also allocated the management responsibilities for our Austrian retail and corporate banking activities and our asset management business to a single member of our Management Board. In order to reduce the cost, and to improve the quality and speed, of our back-office activities, we are establishing a central back-office processing center, which we are currently in the process of rolling out in Vienna.
- *Maintain our focus on the continuous improvement of our risk management.*

Competition

The retail banking sector in Austria is intensely competitive due to excess banking capacity, putting constant pressure on interest margins and pricing. Our main competitors in the retail market are savings banks, credit cooperatives and joint stock banks. With a customer share of approximately 18% among Austrian retail customers, Bank Austria Creditanstalt AG is the leading financial institution in the Austrian retail banking market, with a particularly strong position in the Vienna region, where we have a customer share of more than 50% among retail customers (Financial Market Data Census (FMDS-Census) 2002).

Products and Services

We offer our Austrian retail customers a full range of banking products and services, including lending and deposit products and securities brokerage services. Among the many products being cross-sold to our customers are credit cards, mutual fund products, portfolio management and consulting services, and standardized insurance products of our two insurance joint ventures.

Lending and Deposit Products. Our lending and deposit products include consumer and commercial loans, automobile leasing, checking and savings accounts, mortgage loans and time deposits. As of March 31, 2003, loans and advances outstanding to customers of the Domestic Private Customers and Professionals division amounted to approximately EUR 13.0 billion. As of the same date, the savings deposits held by our company amounted to EUR 14.1 billion. Based upon information published by the Austrian National Bank, we believe that savings deposits held by our company represented approximately 11% of all savings deposits in Austria (not including savings held through home savings banks (*Bausparkassen*)) as of February 28, 2003. Also based on information published by the Austrian National Bank, we believe that, as of February 28, 2003, our outstanding loans to private customers represented approximately 16% of all such loans to private customers made by credit institutions in Austria (not including loans extended by home savings banks). We also provide real estate financing for private purposes, such as mortgage loans. In cooperation with two Austrian home savings banks, sBausparkasse AG and Bausparkasse Wüstenrot AG, we offer home loan and savings contracts, which combine an initial period of saving by the customer with a subsequent loan for the purchase, construction or improvement of residential housing. Our company concluded approximately 76,000 new

home loan and savings contracts in the year 2002 and approximately 20,900 new contracts in the first three months of 2003.

ATM and Credit Cards. We provide ATM card services to our retail customers under the "Maestro" brand. As of March 31, 2003, our company had issued more than 970,000 MaestroCards called "BankCard." These cards can be used at all Austrian and international ATMs that are part of the Maestro/Cirrus network. In addition, our company also issues customer cards, called "Servicekarte" or "MegaCard" (for younger people), which provide holders with access to our company's ATMs. As of March 31, 2003, our company had provided over 402,000 VISA credit cards to customers, accounting for approximately 43% of all VISA credit cards issued in Austria. Currently, all VISA credit cards sold in Austria, including those sold by other banks, are issued by our 50.1% owned subsidiary VISA-SERVICE Kreditkarten AG. In addition, our company has issued over 70,000 Diners Club credit cards (primarily through our Club Suxess program) and more than 125,000 MasterCard credit cards.

Portfolio/Fund Management and Investment Advisory Services. Our Domestic Private Customers and Professionals business segment also distributes mutual fund products, financial and investment advisory and portfolio management services to retail customers. Mutual fund products include standard mutual funds as well as innovative products, such as the guarantee funds "Capital Invest Garantie Basket" and "Global Garant." We also offer our customers mutual funds managed by third parties.

Insurance Products. Through our extensive branch network, we distribute a wide range of insurance products (mainly life insurance, supplementary pension products and credit protection insurance) on behalf of our two insurance joint ventures, Union Versicherungs-AG and CA Versicherung AG. We hold a 33.3% stake in Union Versicherungs-AG and a directly and indirectly held stake of 50.0% in CA Versicherung AG. See "—Participations." With pension products such as "Vorsorge Plus-Pension" and "Active Capital Plus," we were among the first banks in Austria to offer more tailored pension planning solutions to our retail customers.

Private Banking. The demand for professional wealth management among high net worth individuals is met by our private banking business. Through our 100% owned subsidiaries BANK*PRIVAT* AG and Schoellerbank AG, we offer tailored investment advice and financial services, as we seek to enhance the wealth of our private banking customers and optimize the deployment of their assets. We also offer discretionary portfolio management within the customer's general guidelines and provide long-term financial planning for families. In addition, our private banking customers have access to our retail branch network and the standard banking products that we offer to our retail customers. As of March 31, 2003, BANK*PRIVAT* AG had 71 employees and EUR 3.7 billion of total assets under management for private banking customers. Our subsidiary, Schoellerbank AG, has a special focus on marketing standardized asset management products such as mutual fund products, targeting private investors with a minimum investment potential of EUR 70,000 and corporate customers with a minimum investment potential of EUR 1 million. As of March 31, 2003, Schoellerbank AG had total assets of approximately EUR 4.9 billion under management, around 30,500 customers and branches in 10 Austrian cities.

Distribution Channels and Marketing

In Austria, we provide our retail banking services predominantly through Bank Austria Creditanstalt AG under the "Bank Austria Creditanstalt" brand. Additionally, we market our private banking services for high net worth customers through BANK*PRIVAT* AG and Schoellerbank AG.

To improve the availability of our retail banking products and services, we provide "multi-channel" access, giving our customers several ways to access our products and services. The basic idea behind this approach is that every customer should be able to choose the sales channel that best meets his or her particular needs:

- *Branch Network.* Our branches, providing in-person service to our customers, continue to play a key role in customer relationships. As of March 31, 2003, our company had a total of 416 branches in Austria, of which 205 were located in the Vienna area. In addition, we maintain 65 professional customer service centers, which provide specialist advice to our professional and small business customers. More than three quarters of our branches offer 24 hours-a-day access to indoor automated teller machines (ATMs) and account statement printers. Throughout Austria, approximately 2,800 ATMs (which are owned by the Austrian Payment System Services GmbH) support our branch network by allowing customers to withdraw funds 24 hours a day at no

additional cost. In order to enable our company's branches to devote more time to servicing their customers and to improve the efficiency of our back-office operations, we have established four special sales service centers, which provide back-office support for the settlement of non-standardized loans in the cities of Vienna, Linz, Villach and Innsbruck.

Branch network of Bank Austria Creditanstalt AG in Austria (excluding branches of domestic subsidiaries) as of March 31, 2003:

Region	Number of branches
Vienna	205
Lower Austria	65
Burgenland	15
Upper Austria	20
Salzburg	15
Styria	38
Carinthia	29
Tyrol	16
Vorarlberg	13
Total	416


Lower Austria
Upper Austria
Vienna
Salzburg
Vorarlberg
Tyrol
Carinthia
Styria
Burgenland

- *Mobile Sales Force/Finance Centers.* In addition to the branch network, customers are serviced through a mobile sales force, combining mobile advisers employed by our company, around 500 affiliated agents and approximately 1,500 independent distribution partners. Approximately 120 of our affiliated agents exclusively sell financial products and services offered by our group. Our 12 special finance centers staffed by an average of three to five of our affiliated agents offer customers a full range of sophisticated advisory services in connection with financings, investments and supplementary pension planning under the "Bank Austria Creditanstalt" brand. They do not, however, settle any financial transactions themselves. Instead, they cooperate closely with our nearest branch. In order to develop our business in Austrian regions outside Vienna (where we already enjoy a strong market position), we are focusing on establishing additional finance centers in areas where we are not yet represented through a branch. We plan to increase the number of finance centers to between 40 and 50 throughout Austria by the end of 2005.

- *Telephone Banking.* Our company's call centers (with a total staff of around 160) provide customers with remote services such as access to account information, transfer of funds and other standard retail banking services. At the end of 2002, around 200,000 of our company's customers had access to telephone banking services, which was an increase of more than 10% from the previous year.

- *Online Banking.* Customers with Internet access holding accounts linked to our company's "OnlineB@nking" services can handle most of their routine banking needs. In particular young people and students belong to the main target group for our online retail banking services. Customers have access to online securities brokerage services through our "DiscountBroker" and "Online Tr@der" portals. By the end of 2002, the number of online banking customers of our company reached about 363,000, which was an increase of approximately 30% from the previous year. In 2002, approximately 6% of all payment transactions of our company and more than 9% of all paperless payment transactions of our company were made through the Internet.

As part of our efforts to strengthen customer loyalty, we have implemented various customer loyalty programs, such as Club Suxess, which offers a wide range of benefits for shopping, travel, sport, leisure activities and finance. As of December 31, 2002, more than 80,000 customers were members of Club Suxess.

Asset Management

Overview

Our asset management activities are largely conducted by our subsidiaries Asset Management GmbH ("AMG") and CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria Creditanstalt Gruppe GmbH ("Capital Invest KAG"). As of March 31, 2003, our Asset Management business segment had approximately 250 employees (full-time equivalent) and total assets under management of approximately EUR 16.6 billion in Austria and almost EUR 1 billion in Central and Eastern Europe. In Central and Eastern Europe, we are developing our asset management business through Capital Invest KAG with local entities and in cooperation with our local banking subsidiaries.

Our specialized banking and asset management subsidiary Bank Austria Cayman Islands Ltd. contributes to our asset management business with trading activities. Through this 100% subsidiary, we hold a 24.9% equity interest in the U.S.-based asset management company Ramius Capital Group LLC ("RCG"). RCG's founding partners were Peter Cohen, Morgan Stark and Thomas Strauss. As of March 31, 2003, our Cayman Island subsidiary had around USD 600 million of our assets in accounts and hedge funds managed on a discretionary basis by RCG. The majority of assets we have under management by RCG are at present invested using convertible bond arbitrage strategies, although the strategies employed may be changed from time to time. As of March 31, 2003, Bank Austria Cayman Islands Ltd. also had a bond portfolio totaling around USD 600 million, of which around USD 130 million were invested in high-yield securities. In 2002 and 2001, our Cayman Islands operations (including the investments managed by RCG) contributed a substantial part of the profits of the Asset Management segment. See "Operating and Financial Review and Prospects—Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001—Net Trading Result."

As of April 1, 2003, we ceased to report our asset management activities as a separate business segment. From that date onward, their results are included in the Domestic Private Customers and Professionals segment, except for the results of our Cayman Islands operations, which are accounted for separately within our Other Items/Reclassifications segment.

Strategic Focus

We expect our asset management business to continue to grow as a result of a number of factors, including the growth of market economies in Central and Eastern Europe. To take advantage of these developments and to consolidate our leading position in asset management, we plan to:

- *Further develop our customer-oriented and high-margin product portfolio:* We plan to continuously improve the quality of our services and products and focus on high-margin products, which we expect to benefit from anticipated demographic developments.
- *Grow significantly in Central and Eastern Europe:* We intend to generate growth in the CEE region primarily by selling mutual funds, utilizing our extensive banking network. For example, we are in the process of establishing asset management operations in Romania.
- *Continue to leverage our leading retail market position:* We intend to continue to focus on enlarging our customer base through increased cross-selling and strengthening our distribution channels by improving third-party distribution and enhancing support for our own distribution network. By bringing the activities of two previously separate business divisions more closely together (the Domestic Private Customers and Professionals segment and the Asset Management segment), we expect to increase opportunities to leverage our asset management activities across our retail banking business. We plan to continue to offer our customers our own funds as well as third-party funds.
- *Increase cost efficiencies:* We will continue to focus on reducing costs.

Competition

In Austria, we are one of the market leaders among mutual fund managers, with Capital Invest KAG holding a market share of around 16% in terms of aggregate assets under management according to information published by the Austrian Association of Investment Companies (*Vereinigung Österreichischer Investmentgesellschaften*) in March 2003. Our main competitors are mutual fund management companies (*Fondsgesellschaften*) of other leading Austrian and foreign banks.

Products and Services

The products offered through our asset management subsidiaries encompass a broad variety of mutual funds, including fixed income funds (funds that invest in debt securities), equity funds (funds that invest in equity securities), money market funds (funds that invest in short-term securities), passive funds (funds which track a specified financial index), sector funds (funds in which the assets are limited by industry segment) and funds of funds (funds that invest in other funds). Among our most popular retail products are sector funds. Capital Invest KAG has a special focus on the management of tailor-made funds for institutional investors, while AMG focuses on discretionary portfolio management, brokerage services and more sophisticated or structured asset management products, including, for example, capital-guaranteed products. Furthermore, AMG represents our competence center for fund-of-funds business, products of which are marketed under the "Capital Invest" brand. AMG also provides sales and advisory support to our branches with respect to asset management products.

Distribution Channels and Marketing

In Austria, we sell our retail asset management products through our established distribution channels, primarily through our retail branch network, our private banking subsidiary BANK*PRIVAT* AG, Schoellerbank AG as well as through third-party distribution channels and increasingly the Internet. To a lesser extent, we also distribute our retail asset management products through other banks, insurance companies and investment advisers. In the CEE region, our retail asset management products are marketed through local asset management entities and in cooperation with our local banking subsidiaries. We distribute our products for institutional and corporate customers predominantly through our branch network, third-party distribution channels and through other business divisions.

Domestic Corporate Customers

Overview

The focus of our corporate customer business is two-fold:

- It targets mid-sized and larger Austrian companies (with average annual sales above EUR 1.5 million), public sector entities and financial institutions as well as multinational and large foreign companies doing business in Austria or the CEE region or managing their business activities in Austria or the CEE region through subsidiaries or branch offices located in Austria.
- In addition, it acts as a competence center for the following activities of our group in the Austrian and CEE core markets:
    - international trade finance and other cross-border banking services (including international cash-management);
    - capital markets related advisory services including corporate finance, mergers and acquisitions, structured finance and syndications; and
    - leasing (including cross-border and structured leasing).

As of March 31, 2003, the Domestic Corporate Customers segment had approximately 34,000 customers and approximately 2,300 employees (full-time equivalent). With effect from April 1, 2003, our international corporate business expertise has been integrated into our new International Corporates and Real Estate division. See "—Organization."

Strategic Focus

Our Domestic Corporate Customers segment intends to further expand its leading market position, with an emphasis on profitability rather than on volume growth. To this end, we plan to:

- *Improve margins through the use of risk-adjusted pricing in conjunction with active loan portfolio management:* We will continue to focus on risk-adjusted pricing. Between March 2001, when we implemented risk-adjusted pricing in our corporate lending business, and March 2003, gross margins for revolving operating facilities increased from 1.07% to 1.22%. We believe that this increase was mainly due to the consistent application of our risk-adjusted pricing methods.
- *To continue to reduce our level of losses on loans and advances relative to net interest income and focus on containing risk-weighted asset growth:* While we plan to grow our risk-weighted assets,

we intend to further reduce our exposures to corporate borrowers with lower ratings through active management of the existing loan portfolio.

- *Increasingly focus on generating commission income:* We intend to further exploit the sale of integrated corporate finance solutions to small and mid-sized companies. This is based on our expectation that capital markets products will increasingly supplement traditional loan financing due to the implementation of the proposed Basel II capital accord, which we anticipate will take effect by the end of 2006. We believe that this development will make our "integrated corporate finance" concept particularly attractive for Austrian mid-sized companies.
- *Optimize our internal processes in order to improve efficiency and reduce costs:* We will focus on further expanding our alternative distribution channels, in particular our corporate E-business solutions, such as BusinessNet, the first Internet banking business portal for corporate customers in Austria, which we launched in December 2002. We also expect the closer coordination of marketing activities with our retail distribution network to improve the efficiency of our relationship management services, in particular with respect to smaller companies.
- *Leverage our corporate product expertise to drive growth in cross-border transactions and network banking in the CEE region:* We also plan to leverage our CEE network to exploit opportunities with Austrian and multinational customers. The combination of our banking competence in the Austrian and CEE markets with our international focus enables us to act as an intermediary between multinational companies and companies in Austria or Central and Eastern Europe.

Competition

Based on independent market research, we believe that approximately 70% of all Austrian companies with average annual sales of between EUR 7 and 40 million (Schwabe, Ley & Greiner 2001), as well as over 80% of all Austrian companies with annual sales of more than EUR 40 million (Schwabe, Ley & Greiner 2002), maintain a customer relationship with us. Our main competitors in the Austrian banking business include other Austrian commercial banks, savings banks and joint stock banks. We believe that we are the leading provider of banking services to Austrian companies engaging in international business.

Products and Services

We offer our corporate customers a full range of banking products and services as well as corporate finance products, leasing, consulting services and cross-border services through our branches or through specialized subsidiaries.

Banking Services. The banking services that we offer to our corporate and public sector customers include loan and deposit products (including short-, medium- and long-term financing and bills of exchange), electronic banking, cash management, pension planning and transaction services (including trade and payment services). As of March 31, 2003, the Domestic Corporate Customers segment had corporate loans outstanding of around EUR 44 billion, including loans to the Republic of Austria and other public sector entities totaling approximately EUR 7 billion and loans to non-Austrian corporate customers of around EUR 7 billion. Our trade and payment services include primarily cross-border payments, letters of credit, guarantees and short-term trade finance. In the electronic banking area, we intend to further expand our market position with three complementary software solutions available within the framework of BusinessNet, our online banking platform for corporate customers: BusinessLine, a product for efficient payment settlement for domestic and international customers, BusinessCash, a liquidity management tool, and BusinessPlanner, a financial planning and controlling software tool.

Integrated Corporate Finance Services. Our "integrated corporate finance" services, which combine personal customer service and transaction-driven customer support, are targeted at large companies and, increasingly, growth-oriented mid-sized companies. Our corporate finance products and services include project and acquisition finance, structured finance, leasing, factoring, rating advisory services, advice on mergers and acquisitions, syndicated lending, private equity, mezzanine finance, asset backed securities, and interest and exchange rate risk management.

Although we expect the economic climate to remain difficult in 2003, we believe that the changing financial needs of Austrian mid-sized companies provide opportunities for us and our corporate finance-driven product range. Specifically, as a result of the proposed capital accord of the Basel Committee on Banking Supervision ("Basel II"), which we anticipate to become effective by the end of 2006, at the latest, we expect capital markets products to increasingly supplement traditional loan financing. We believe that this development will make our "integrated corporate finance" concept particularly attractive for domestic mid-sized companies. A core part of our "integrated corporate finance" concept is our advisory service with respect to our company's internal rating system. These services focus on mid-sized corporate customers as well as selected larger companies and smaller growth-oriented companies with average annual sales of more than EUR 1.5 million. We also offer advisory services in cooperation with HVB Rating Advisory GmbH with respect to rating procedures of independent rating agencies. We believe that such rating advisory services will assume significantly heightened importance following the implementation of the Basel II recommendations.

Through our subsidiaries BA-CA Private Equity GmbH and Mezzanin Finanzierungs AG, we establish and market venture capital and private equity funds and provide mezzanine finance in the form of subordinated loans to domestic growth-oriented mid-sized companies.

Strategic Business Consulting. Our subsidiary CA IB Corporate Finance Beratungs Gesellschaft m.b.H, together with its subsidiaries and branches in the CEE region ("CA IB Corporate Finance"), is responsible within the HVB Group for strategic business consulting in Austria and Central and Eastern Europe. CA IB Corporate Finance focuses on public offering and merger and acquisition advisory services. In these areas CA IB Corporate Finance has a market leading position in the CEE region. CA IB Corporate Finance also advised our company on the acquisition of our banking subsidiaries Commercial Bank Biochim AD in Bulgaria and Splitska Banka d.d. in Croatia. We believe that the forthcoming enlargement of the European Union will give a significant boost to strategic business consulting in the CEE region.

Leasing. We offer cross-border and domestic leasing products to corporate customers through our leasing subsidiary Bank Austria Creditanstalt Leasing GmbH and its eight Austrian branches and ten non-Austrian subsidiaries (seven of which are located in the CEE region). Our corporate leasing products encompass equipment leasing, commercial real estate leasing, automobile leasing and structured leasing. In 2002, total new leasing business with corporate customers amounted to approximately EUR 1.2 billion, with two thirds of that business generated in the CEE region. In Croatia, the Czech Republic, Hungary, Romania and Slovakia, our corporate leasing business operates under the "HVB Leasing" brand.

International Trade Finance, Project Finance, Syndications. In the areas of international trade finance, project finance and syndications, our Vienna-based special product teams work closely together with local relationship managers at our branches and subsidiaries in Austria and the CEE region.

Our international trade finance business focuses on the needs of corporate customers in Austria and the CEE countries for their cross-border, trade-related business. Our products include export finance, commodity finance, letters of credit and guarantees. We believe that for Austrian exporters we have market shares of 50% in letters of credit and 60% in ECA (Export Credit Agencies) covered export finance facilities. With outstanding buyers' credits in excess of EUR 5 billion as of March 31, 2003, we also believe our company to be a leading export finance institution.

Our project finance and syndicated loan business has a special focus on Central and Eastern Europe. Our company's syndication specialists cooperate closely with our local banking subsidiaries in the CEE region. In 2002, we concluded as lead arranger a total of 15 syndicated transactions with a total volume of EUR 1,245 million in Central and Eastern Europe, of which 10 transactions were loans to corporate customers and five were loans extended to banks and sovereign borrowers.

The extent to which large-volume transactions in the CEE region that involve one or more of our local banking subsidiaries are booked either under our company's corporate business (Domestic Corporate Customers segment) or under our foreign banking subsidiary's business (CEE segment), depends on the customer and/or the structure of the relevant transaction.

Distribution Channels and Marketing

We distribute our corporate banking products and services through our multi-channel distribution network. A key element in our strategy in the domestic corporate banking market is to facilitate access to the capital markets, in particular for large and mid-sized corporate customers. In Austria, we distribute our products and services primarily through our extensive branch network, including our 48 specialized corporate customer service centers, where our relationship managers and regional product specialists jointly create customized solutions for the needs of our corporate customers. To provide our international corporate customers with support for their activities in Austria and the Central and Eastern European region, we maintain special Austrian/CEE desks in Vienna and at the local branches of the HVB Group in certain key financial centers in Western Europe and overseas. Our Austrian/CEE desks outside Austria are staffed by employees of our company. At the same time, the Austrian/CEE desks serve as customer service centers for Austrian and Central and Eastern European companies in such countries.

In December 2002, we stepped up our online marketing efforts by launching BusinessNet, the first Internet banking business portal for corporate customers in Austria. BusinessNet enables our corporate customers to set up a "virtual office" together with their account managers and product specialists, bundling services that were previously PC-based and thus eliminating the need for customers to obtain and install software updates. BusinessNet provides our corporate customers with core banking products and transaction services as well as advisory services and business and market information online.

Real Estate Finance and Real Estate Customers

Overview

Our large-volume real estate-related financial services, including real estate financing and investment products and advisory services were concentrated in a separate Real Estate Finance and Real Estate Customers business segment until March 31, 2003. With effect from April 1, 2003, we integrated these real estate financing activities into our newly formed International Corporates and Real Estate division. See "—Organization." Our principal customers in the area of real estate financing are corporations and institutions, real estate developers, foreign real estate funds and professional real estate investors. Our residential real estate financing services for private customers are reported under the Domestic Private Customers and Professionals segment. As of March 31, 2003, the Real Estate Finance and Real Estate Customers segment had approximately 2,600 customers and approximately 140 employees (full-time equivalent).

The spin-off of commercial real estate-related activities announced by our parent company HypoVereinsbank does not involve our real estate-related activities.

Our real estate financing activities encompass three business areas: commercial real estate business, subsidized real estate finance and real estate consulting and investments.

Strategic Focus

Our strategy for our real estate finance activities centers on four main topics. We plan in particular to:

- *Offer a comprehensive product portfolio for real estate finance and further develop value-added services:* We aim to be the Austrian financial service institution of choice for real estate financing. We also intend to expand value-added services such as real estate appraisal services.
- *Leverage our international network for customers in Austria and in the CEE region:* We seek to gain market share in our core markets by leveraging our CEE Real Estate Desk which serves as a point of contact for, and as an interface with, the CEE region and by gaining anti-cyclical access to real estate sub-markets in Austria and the CEE region.
- *Diversify our funding:* Through the increasing use of *Pfandbriefe*, asset-backed securities, mortgage-backed securities, and residential real estate bonds, we plan to diversify the funding for our real estate finance products.
- *Realize further cost reductions:* The integration of our real estate finance activities into our International Corporates and Real Estate division will also help us to eliminate customer overlaps

that previously existed between the two businesses. We believe that this gives us the potential to reduce costs, in part by eliminating duplicative infrastructure expenses.

Competition

In the real estate financing area, our main competitors are other Austrian banks and, in particular for large volume financings, international banks with a focus on commercial real estate finance.

Products and Services

Commercial Real Estate Finance. Our commercial real estate finance unit targets investors in the commercial real estate market and provides assistance with the development, investment and sale of commercial real estate. Our core competence is professional advice and support with respect to the financing of commercial real estate projects. Through our subsidiary Immobilien Rating GmbH, we also provide market research and expert opinions with respect to real estate properties and portfolios. We intend to focus our commercial real estate activities on the financing of existing buildings and intend to direct less than a third of those activities to the development of new properties.

Subsidized Real Estate Finance. This business unit mainly targets non-profit housing associations and commercial developers that are active in the market for subsidized real estate. To a lesser extent, we also provide our services to residential co-ownership associations that intend to renovate their residential housing properties. In the subsidized real estate finance area, we mainly provide mortgage loans that are refinanced through our subsidiary Bank Austria Creditanstalt Wohnbaubank AG ("Wohnbaubank"). Pursuant to Austrian law, Wohnbaubank may issue tax-privileged bonds for the refinancing of residential housing. Other types of refinancing include the issuance of mortgage bonds and asset-backed securities.

Real Estate Consulting and Investments. In this business unit, we advise domestic real estate investors on real estate related matters as well as foreign real estate funds interested in investing in the Austrian real estate market. In this context, we also develop innovative financing structures and prepare project and portfolio research reports. Our transaction-driven real estate investment banking services include structuring and arranging complex forms of real estate finance, including capital market solutions for our real estate customers. We also develop products in connection with the assessment of real estate, including special funds. In addition, we manage our company's real estate-related equity portfolio.

Distribution Channels and Marketing

We distribute our real estate finance products primarily to commercial real estate customers such as real estate investors, residential and commercial real estate developers and real estate funds. We service our customers through regional sales teams composed of specialized relationship managers, in close cooperation with our branch network. Cross-border real estate transactions in the CEE region are supported by the real estate unit of our company's CEE desk, which is responsible for coordinating cross-border transactions in the CEE region, with assistance from our local banking subsidiaries. Complex real estate projects in Austria or the CEE region are managed by mobile ad hoc teams of product and transaction specialists.

International Markets

Overview

Through our International Markets business segment, we provide our customers access to the international financial markets. Our activities in this division cover a broad range of treasury and capital markets transactions, ranging from money market, foreign exchange and fixed income to equities, on the primary and secondary markets, and derivative products. The strategic focus of our business in this area is on sales and trading for customers, but we also engage in trading for our own account. The International Markets division is also responsible for our asset/liability management and generally supports our other business divisions with respect to capital markets products. For example, it supports our corporate customer services with special trading desks for customers as well as research products. Our International Markets segment cooperates with the corresponding Corporates & Markets division of HVB Group on the basis of an agreed set of rules. As of March 31, 2003, the International Markets division had approximately 320 employees (full-time equivalent). The Vienna-based experts of our

International Markets division also support our CEE banking subsidiaries in developing their treasury and capital markets business. We coordinate with our CEE subsidiaries in an effort to see that customers benefit from our broad experience as a financial services provider as well as from our close proximity to the relevant CEE market.

Strategic Focus

In the International Markets segment, our strategic focus is to:

- *Expand our services to assist customers in optimizing their financial risk management:* We aim to expand our balance sheet and risk management solutions, providing debt and equity funding services, interest rate and foreign exchange rate management tools and treasury services. We anticipate that the demand for risk management products will increase due to the implementation of the proposed Basel II accord and changes in IAS accounting rules.
- *Leverage our company's lending business with high-margin treasury and capital markets products:* We intend to continue leveraging our corporate lending business in the CEE region to extend our higher margin treasury and capital markets products to the CEE markets.
- *Continue taking advantage of market and trading opportunities:* We aim to continue generating trading income through proprietary trading, in particular through trading in fixed income and other treasury and capital markets products.

Competition

Our special client focus is on Austrian and CEE financial institutions, large- and medium-sized Austrian and CEE corporate customers as well as on investors in "Emerging Europe" globally. Accordingly, our main competitors in the international markets area are Austrian commercial banks and, in particular in respect of larger transactions involving Eastern European currencies, globally active commercial banks. Based on, among other things, our 41% share in SWIFT-reported treasury transactions (foreign exchange, including options and interbank-money market) of Austrian banks in 2002, we believe that our International Markets segment is the overall market leader in the Austrian treasury and capital markets business.

Products and Services

Foreign Exchange. In Austria we have a traditionally strong position in foreign exchange trading. Our activities include market making and trading transactions in the spot, forward and options markets. We execute these transactions in currencies of the world's major industrialized countries, as well as in many other currencies, in particular in several national currencies of the CEE region. We aim to maintain a leading position for trading in CEE currencies. Our foreign exchange business attracts a broad client base consisting of small- and medium-sized banks as well as global institutions that use our 24 hour order management service.

Fixed Income & Derivatives. We are active in trading bonds, derivatives and structured products, thereby serving the needs of our institutional customers (*e.g.*, insurance companies, credit institutions, investment and pension funds as well as corporate customers). Customers are offered tailored solutions to meet their individual investment needs, including a range of hedging tools. Our Fixed Income & Derivatives unit targets institutional customers with a clear focus on Austria and the CEE region. This unit works closely with our Origination unit, which is responsible for new issues and underwriting. Our target customers in this area include governments, municipalities, central banks, commercial banks and financial institutions, as well as companies. We provide rating advisory services to them through our subsidiary Triple A Rating Advisers Beratung GmbH with respect to domestic and international issues. In 2002, our company held a leading syndicate position in five public corporate bond offerings by Austrian issuers with a total volume of around EUR 440 million, including the EUR 50 million bond offering of Bauholding Strabag AG, and also led nine private placement transactions. From January until May 2003, our company held a leading syndicate position in two public corporate bond issues by Austrian issuers with a total volume of EUR 270 million, including the EUR 200 million bond offering of Austrian Railways, and led four private placement transactions.

Equities. Under the CA IB Securities brand name, we have developed a specialist brokerage service for equity products from the CEE region. For example, our Polish subsidiary CA IB Securities S.A.

provides special brokerage, trading and research services with respect to Polish equity securities. Shares, equity derivatives and other equity products from the CEE region are sold to emerging markets investors worldwide through our trading and distribution centers in Vienna, London and New York. We also underwrite and manage issues of shares (including initial public offerings) in cooperation with CA IB Corporate Finance Beratungs GmbH in the Austrian and CEE capital markets.

Custodial Services. We have a leading market position in Austrian institutional custody services. We provide custodial services for third-party portfolios, such as mutual funds and pension funds.

In addition, our International Markets division coordinates all our capital markets funding. We also provide balance sheet structuring and risk management services.

Distribution Channels and Marketing

Our International Markets customers are mainly serviced on a product-driven, transaction-based approach. Our product teams in Vienna provide specialized, individualized services to the division's customers. Additionally, this business division develops investment and corporate finance products for distribution to other groups of customers through our other business divisions.

CEE

Overview

The combination of the CEE operations of HVB Group and Bank Austria Creditanstalt Group has made us one of the leading banking groups in the CEE region, with an extensive regional branch network.

Currently, we have banking subsidiaries in the following 10 Central and Eastern European countries: Poland, the Czech Republic, Slovakia, Hungary, Slovenia, Croatia, Bulgaria, Romania, Serbia and Montenegro and Bosnia and Herzegovina. In addition, we maintain a representative office in Macedonia. Our banking activities in the CEE region are conducted under the "Bank Austria Creditanstalt" brand, well-established local brands and the "HVB Bank" brand. In countries where we have acquired or have the opportunity to acquire strong local brands, we generally intend to keep the brand name to benefit from its local strength. As of December 31, 2002, we had a market share of between approximately 4% and 10% of the total banking assets in the countries we serve in Central and Eastern Europe.

We allocate the results of our commercial banking subsidiaries in the CEE region to our CEE segment. Certain services and products offered in the CEE region, including in particular leasing products offered through CEE subsidiaries of Bank Austria Creditanstalt Leasing GmbH, are not part of the CEE segment, but rather fall within the Domestic Corporate Customers segment or the International Markets segment, as the case may be.

The following table summarizes certain key data on our principal operating subsidiaries in Central and Eastern Europe as of March 31, 2003 (except market share and national rank).

	Ownership interest(6)	Branches	Employees	Assets(7) in EUR million	Market Share (rounded)(8)	National Rank(8)
Bank Przemyslowo-Handlowy PBK group Krakow, Poland	52.08%	537	11,939	10,417	10%	#3
HVB Bank Czech Republic a.s. Prague, Czech Republic	100%	23	1,165	3,861	5%	#4
HVB Bank Hungary Rt. Budapest, Hungary	100%	33	1,027	2,334	5%	#5
HVB Bank Slovakia a.s. Bratislava, Slovakia	100%	17	366	955	4%	#7
Bank Austria Creditanstalt d.d. Ljubljana Ljubljana, Slovenia	99.98%	5	252	838	4%	#8
Splitska Banka d.d.(1)(2) Split, Croatia	90.08%	73	1,024	1,486	6%	#4
HVB Bank Croatia d.d.(1) Zagreb, Croatia	80.02%(3)	5	157	575	2%	#10
Commercial Bank Biochim AD(4) Sofia, Bulgaria	99.68%	159	1,965	521	7%	#4
HVB Bank Romania S.A. Bucharest, Romania	100%	5	171	347	4%	n/a
HVB Bank Yugoslavia a.d.(5) Belgrade, Serbia and Montenegro	99.0%	1	63	97	n/a	n/a
HVB-Banka Bosna i Hercegovina d.d.(5) Sarajevo, Bosnia and Herzegovina	100%	2	47	13	n/a	n/a

(1) Splitska Banka d.d. and HVB Bank Croatia d.d. merged on July 1, 2003. We hold approximately 99.7% in the merged entity, which operates under the "Splitska Banka" brand.

(2) Consolidated in Bank Austria Creditanstalt Group since May 1, 2002.

(3) In April 2003, Bank Austria Creditanstalt AG acquired the remaining 19.98%, bringing its ownership interest to 100%.

(4) Consolidated in Bank Austria Creditanstalt Group since January 1, 2003.

(5) Not consolidated in Bank Austria Creditanstalt Group.

(6) Held directly and indirectly.

(7) According to IAS.

(8) By total assets as of December 31, 2002, based on statistical data published by the relevant National Banks.

The following charts break down the total net income before taxes(1) derived by our CEE segment from our consolidated CEE banking subsidiaries(2) by country for the periods indicated.

Three months ended March 31, 2003
(Total: EUR 82.4 million):



Romania 2.7%
Bulgaria 2.8%
Slovenia 3.2%
Slovakia 6.1%
Poland 46.7%
Croatia 9.8%
Hungary 14.4%
Czech R. 14.3%

Year ended December 31, 2002
(Total: EUR 280.3 million):



Slovenia 4.5%
Romania 3.7%
Slovakia 7.1%
Poland 38.5%
Croatia 9.3%
Hungary 15.1%
Czech R. 21.9%

(1) Net income before taxes prior to reconciliation to net income before taxes of the CEE segment (taking into account costs associated with equity interest management, including funding costs and goodwill amortization and administrative expenses accounted for by the Vienna cost center).

(2) Subsidiaries that contribute to the CEE segments results, excluding, *e.g.*, leasing subsidiaries located in Central and Eastern Europe, which contribute to the results of our Domestic Corporate Customers segment.

The following charts show a breakdown of the total assets of our consolidated CEE subsidiaries(1) by country for the point in time indicated.


As of March 31, 2003
(Total: EUR 21.3 million):
Slovenia 3.9%
Romania 1.6%
Bulgaria 2.4%
Slovakia 4.5%
Croatia 9.7%
Hungary 10.9%
Poland 48.8%
Czech R. 18.1%
As of December 31, 2002
(Total: EUR 21.6 million):
Slovenia 3.5%
Romania 2.5%
Slovakia 4.6%
Croatia 9.5%
Hungary 11.3%
Poland 50.4%
Czech R. 18.2%

(1) Subsidiaries that contribute to the CEE segment's results, excluding, *e.g.*, leasing subsidiaries located in Central and Eastern Europe, which contribute to the results of our Domestic Corporate Customers segment.

Strategic Focus

We believe that Central and Eastern Europe provides significant growth opportunities for our group, as throughout the CEE region the volume of both loans and deposits—as a percentage of GDP—is well below the levels in more mature European markets. As we believe that a region-wide integrated network of banking operations is key to attracting top customers, our strategy for the development of our business in the CEE region centers on our integrated network banking approach, according to which we focus on:

- *Leveraging our corporate and specific product expertise gained in Austria.* We will focus on leveraging those products and services in which we believe we have a competitive advantage, such as mortgage lending and other real estate financing, asset management, leasing and credit cards.
- *Gaining benefits from our common IT and processing platform.* We believe that a key aspect for implementing our network approach is to have an integrated infrastructure. In all CEE countries, except Poland and Bulgaria, we use the same IT and processing platform. This results in cost efficiencies, facilitates a fast roll-out of products across markets and allows us to optimize marketing and product development.
- *Further expanding and developing our business activities throughout the CEE region.* Our approach to business development in the CEE region differs from country to country. We adjust our market approach to each individual country, taking account of differences in the sizes of the CEE countries, the maturity level of their economies and business practices and consumer habits. In general, we employ a multi-step strategy for expansion in the CEE region, characterized by the following three stages:
    - During the first stage, we focus on exploring business opportunities through representative offices, which grow organically into local subsidiaries focusing on selected corporate banking services for corporate customers from Austria, multinational companies and larger local companies. Currently, we are in the initial phase of this first stage in Macedonia. In Bosnia and Herzegovina and Serbia and Montenegro, we are in the process of entering the second stage.
    - In the second stage, we seek to broaden our corporate customer base and selectively expand into the local retail market by enlarging our customer base with a focus on the top segment of private customers (top 10% – 30%) as well as small and mid-sized companies. Although we seek to widen the product range, we aim to focus on products where we have a competitive advantage. Currently, we are at this second stage in the Czech Republic, Hungary, Slovakia, Slovenia and Romania.

- In the final stage, we seek to develop our banking operations into a focused universal bank through country-wide expansion of our retail banking business. We have reached this final stage in Poland, Croatia and Bulgaria.

We are at each of the above stages open to acquiring banks in the CEE region when we perceive attractive opportunities, as we did in Poland, Croatia and Bulgaria. Our acquisitions in those countries have successfully complemented our operations and we now have extensive retail distribution networks there.

Poland



Location of branches in Poland as of March 31, 2003

Bank Przemyslowo-Handlowy PBK group(1)	
Total assets (in EUR million)	10,417
Return on Equity before taxes (in %)	13.6
Branches	537
Employees (full-time equivalent)	11,939

Republic of Poland(2)	
Area (km²)	312,680
Population (millions)	38.3
GDP (2002 in EUR billion)	199.6
Per capita GDP (2002 in EUR)	5,210

(1) Data based on unaudited consolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

Overview

In Poland, which is one of the EU accession candidates for 2004 and has the largest economy in the CEE region, we operate through our universal banking subsidiary Bank Przemyslowo-Handlowy PBK S.A. ("BPH PBK"). BPH PBK was formed in 2001 through the merger of Bank Przemyslowo Handlowy S.A. ("BPH") and Powszechny Bank Kredytowy S.A. ("PBK"). Both banks were formed through a spin-off from the National Bank of Poland in 1989. Prior to the 2001 merger, BPH, which was headquartered in Krakow and controlled by HypoVereinsbank, had 247 branches and was predominantly operating in southern and western Poland, while PBK was controlled by Bank Austria AG, had 342 branches and was headquartered in Warsaw. BPH had a special focus on small and mid-sized corporate customers, while PBK focused on mid-sized and large companies and was predominantly active in central and northeastern Poland. The merger of BPH and PBK created the third-largest Polish bank in terms of total assets, with a nationwide distribution network.

Following the legal implementation of the merger at the end of 2001, staffing levels and the number of branches of the newly formed entity were significantly reduced to improve profitability. By March 31, 2003, BPH PBK reduced staffing levels by almost 2,200 employees (full-time equivalents) and closed around 100 branches and smaller offices. A major milestone in the merger process was the full integration of the IT systems of BPH and PBK into a unified IT platform. This integration, which we believe to have been the most complex IT merger in the CEE region to date, was completed in October 2002. From the legal implementation of the merger until the end of 2002, the BPH PBK group reduced general administrative expenses by almost 5% (or PLN 89 million) despite the costs incurred in connection with the IT integration and its other internal reorganization measures.

BPH PBK is a joint stock company under the laws of Poland. Its shares are listed on the Warsaw Stock Exchange and, through Global Depositary Receipts ("GDRs"), on the London Stock Exchange. Our company currently holds 52.08%, and our parent company HypoVereinsbank holds 18.95%, of BPH PBK's voting stock. We intend to use the net proceeds from the offering pursuant to this Offering Circular to acquire from HypoVereinsbank its remaining interest in BPH PBK. See "Use of Proceeds." As of March 31, 2003, BPH PBK's minority shareholders held a total stake of around 29% (with The Bank of New York (acting as depositary for holders of GDRs) and the Polish State Treasury holding stakes of around 4% and 3.7%, respectively). As of March 31, 2003, BPH PBK was the second largest bank listed on the Warsaw Stock Exchange in terms of market capitalization. BPH PBK's management board currently consists of seven members. Since the merger in 2001, Józef Wancer, who had previously been

President of the management boards of BPH and Raiffeisen Bank Polska S.A., has been President of the management board of BPH PBK. Currently, the supervisory board of BPH PBK has twelve members, including the Chairman of our Supervisory Board, Gerhard Randa, three members of our Management Board, Friedrich Kadrnoska (Deputy Chairman of the Management Board), Wolfgang Haller and Erich Hampel, and Martin Grüll, divisional board member for CEE.

As of March 31, 2003, BPH PBK together with its consolidated subsidiaries had 11,939 employees and 537 branches, including 27 specialized corporate centers focusing on corporate customers.

BPH PBK's largest banking subsidiary is Górnośląski Bank Gospodarczy S.A. ("GBG"), which operates mainly in the Upper Silesian region, with 47 branches, 967 employees (full-time equivalent) and total assets of EUR 729 million as of March 31, 2003. At the date of this Offering Circular, BPH PBK is considering the sale of its 71% stake in GBG with a view toward further reducing product and regional overlaps.

Strategy

Following the integration of BPH and PBK, the internal focus of BPH PBK is now on streamlining organizational structures, eliminating overlaps and redundancies, expanding alternative distribution channels such as online and telephone banking and generally improving processes and procedures. High priority is attributed to the development of an up-to-date management information system aimed at the optimization of business management processes. Additionally, BPH PBK is placing special emphasis on improving loan approval and risk management procedures and strengthening internal processes with a view to reducing credit and operational risks.

BPH PBK's strategic mission is to promote growth in shareholder value by improving real return on equity and becoming a leading Polish universal bank focusing on selected customer segments. Its longer term principal strategic objectives are to:

- be a "bank of choice" for middle class and upper-middle class private customers and small companies;
- be a "preferred partner" for both medium and large national and international corporate customers;
- be a leading bank providing real estate financing in both the residential and commercial markets in Poland;
- be a leader in securities brokerage and asset management; and
- be an active and innovative participant in international markets and treasury operations.

Competition

As of December 31, 2002, BPH PBK was the third largest Polish bank based on consolidated total assets, representing a market share of approximately 9.7% in terms of total assets. The two largest banks in Poland had an estimated market share of approximately 17% and 14% in terms of total assets, respectively. The largest Polish bank in terms of total assets is the state-owned PKO Bank Polski, the privatization of which is currently under consideration. However, the Polish banking sector is still fragmented, with around 60 commercial banks, most of which are banks with majority foreign-held equity. We believe that the competitive environment in the Polish banking sector may lead to additional consolidation and changes of ownership among smaller banks. After years of economic boom, Poland suffered from sharp economic slowdowns in 2001 and 2002. Moreover, decreasing inflation rates resulted in significantly declining interest rates. The retail banking sector has been particularly competitive, putting constant pressure on interest margins and pricing, especially for customer deposits following the introduction of the taxation of interest on deposits in Poland in 2002. Due to declining deposits and interest rates, commission income has become increasingly important and banks in Poland have begun to focus, *inter alia*, on cross-selling mutual fund products as well as credit cards and insurance products. In addition, retail lending, in particular mortgage lending, is developing rapidly. As of March 31, 2003, loans and advances outstanding to customers amounted to approximately EUR 5,527 million and customer deposits totaled EUR 6,899 million. Based on information published by the Polish National Bank, we believe that as of February 28, 2003, BPH PBK held a market share of approximately 10% of deposits and 9% of outstanding loans in the financial sector in Poland. We believe that BPH PBK is in an advantageous position to compete with other banks due to several factors,

including its nationwide branch network, its fully integrated IT platform, its focus on cost savings to improve profitability, and its large and diversified retail and corporate client base.

Products and Services

BPH PBK offers a wide range of banking services and products, including standard lending and deposit products. Customers are offered innovative account product packages, electronic banking, credit cards, mutual funds and insurance products.

Despite increasing competition, BPH PBK's retail banking division has achieved steady growth in the Polish retail lending market since mid-year 2002. The focus of our retail business is on middle class and upper-middle class customers and small enterprises. BPH PBK offers a variety of consumer lending and deposit products to its retail customers and is active in cross-selling credit cards, mutual funds and insurance products. A special focus lies on mortgage lending, which has been rapidly developing in Poland. We believe that in retail mortgage lending, BPH PBK maintains the number two position based on volume of loans granted to customers in the Polish market, with a volume growth of more than 60% in 2002.

The corporate banking division of BPH PBK targets mid-sized and larger Polish companies, large international companies and public-sector customers. It offers a full range of short- and medium-term financing as well as project finance, syndicated loans and trade finance. In addition, domestic and foreign cash and non-cash settlement services, deposit accounts in Polish zloty and foreign currencies, debt origination services, specialized treasury products and custody services supplement the product range of BPH PBK. The services offered to BPH PBK's large corporate customers have a special focus on cash management, structured finance and treasury products. BPH PBK's treasury department engages in transactions on the foreign currency market, including spot and forward transactions, and increasingly derivative transactions. During 2002, BPH PBK's turnover on the currency exchange market approached PLN 23 billion. In 2002, BPH PBK executed in excess of 44,500 transactions in fixed income securities and foreign exchange, with an aggregate turnover in excess of PLN 37.8 billion. In 2002, BPH PBK's trading volume in securities exceeded PLN 14.8 billion, with a daily average of PLN 60 million. Based on statistics provided by the National Bank of Poland and the Polish Ministry of Finance, we believe that BPH PBK currently has the second-largest treasury operation in Poland.

Distribution Channels and Marketing

As of March 31, 2003, BPH PBK had a customer base of approximately 2.8 million customers, of which more than 9,000 were corporate customers. In line with our multi-channel approach, customers have access to BPH PBK's banking services through a nationwide branch network, which is particularly dense in the southern region and in the Warsaw area, special corporate customer centers, as well as through electronic and online banking systems and a state-of-the-art call center. As of March 31, 2003, BPH PBK's distribution channels included a network of 757 ATMs owned and operated by the bank and its subsidiaries. In addition, BPH PBK is a member of a nationwide consortium that consists of approximately 430 ATMs across Poland, providing automated customer services at no additional cost to BPH PBK's customers. To better meet the needs of its retail and corporate customers, BPH PBK separates its customer base into groups with similar banking needs, servicing them with customized product offerings.

Czech Republic



Location of branches in the Czech Republic as of March 31, 2003

HVB Bank Czech Republic a.s.(1)	
Total assets (in EUR million)	3,861
Return on Equity before taxes (in %)	13.7
Branches	23
Employees (full-time equivalent)	1,165

Czech Republic(2)	
Area (km²)	78,866
Population (millions)	10.3
GDP (2002 in EUR billion)	73.8
Per capita GDP (2002 in EUR)	7,200

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

Overview

In the Czech Republic, our banking activities are conducted by HVB Bank Czech Republic a.s. ("HVB Bank Czech Republic"). As of March 31, 2003, HVB Bank Czech Republic had total assets of EUR 3,861 million, 1,165 employees and 23 branches. The bank was formed through the merger of Bank Austria Creditanstalt Czech Republic a.s. (which combined the operations of the former Czech subsidiaries of Bank Austria AG and Creditanstalt AG, both of which had been established in 1991) with HypoVereinsbank Czech Republic a.s. in 2001. As of March 31, 2003, HVB Bank Czech Republic had a customer base of approximately 82,000 retail customers and around 4,400 corporate customers.

Strategy

HVB Bank Czech Republic is currently following a strategy of selective retail expansion rather than full-scale universal banking. It intends to:

- leverage its strong corporate banking position, especially in the areas of structured finance, foreign exchange and commercial real estate finance, in order to add to its customer base in the mid-sized corporate segment;
- expand into the retail market, with a focus on selected retail products, such as credit cards and mortgage loans, by capitalizing on cross-selling and the distribution partnership with its 60%-owned subsidiary Hypo stavebni sporitelna a.s., a home savings bank with approximately 400,000 customers; and
- continue to realize cost synergies from its merger in 2001.

Competition

The Czech banking sector is highly concentrated with the top three banks in terms of total assets as of December 31, 2002 accounting for almost 60% of the banking market in the Czech Republic. HVB Bank Czech Republic is the fourth-largest Czech bank, with an estimated market share of 5% measured by total assets as of December 31, 2002. Banks controlled by non-Czech shareholders accounted for the vast majority of total banking assets as of the same date. The bank is facing sharply increased competition in the Czech market.

Products and Services

Financial services and products offered by HVB Bank Czech Republic to its retail and corporate customers include standard lending and deposit products and real estate finance. In cooperation with CA IB Securities a.s. and CA IB Corporate Finance a.s., HVB Bank Czech Republic has also assumed a leading role in the Czech asset management and corporate finance business. The bank offers its larger corporate customers a variety of sophisticated services and products, with an emphasis on trade finance, foreign exchange transactions and commercial real estate financing. As of March 31, 2003, HVB Bank Czech Republic's loans and advances outstanding to customers amounted to approximately EUR 2,195 million (estimated market share of 11%) and customer deposits totaled EUR 2,445 million. Based upon information published by the Czech National Bank, we believe that this represented approximately 5% of all customer deposits in the Czech Republic. HVB Bank Czech Republic also has a strong focus on mortgage lending, where we estimate the bank's market share in new business in 2002 to be around 7% based on loan volume. The bank is the market leader in the Czech Republic for credit cards with a market share of around 36% at the end of 2002.

Distribution Channels and Marketing

HVB Bank Czech Republic's customers are serviced through its branch network, a mobile sales force and by online and telephone banking facilities. At present, about 6,100 customers use online banking services, while around 5,900 customers use telephone banking services.

Hungary



Location of branches in Hungary as of March 31, 2003

HVB Bank Hungary Rt.(1)	
Total assets (in EUR million)	2,334
Return on Equity before taxes (in %)	17.2
Branches	33
Employees (full-time equivalent)	1,027

Republic of Hungary(2)	
Area (km²)	93,030
Population (millions)	10.1
GDP (2002 in EUR billion)	69.9
Per capita GDP (2002 in EUR)	6,990

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

Overview

Our Hungarian banking subsidiary HVB Bank Hungary Rt. ("HVB Bank Hungary") was formed in 2001 through the merger of Bank Austria Creditanstalt Hungary Rt. and HypoVereinsbank Hungária Rt. Prior to the merger, both HypoVereinsbank and Bank Austria Creditanstalt AG had been active in the Hungarian banking market since 1990 and 1992, respectively. As of March 31, 2003, HVB Bank Hungary had total assets of EUR 2,334 million, 33 branches and approximately 80,000 retail customers and 3,800 corporate customers.

Strategy

The principal current focus of HVB Bank Hungary is:

- to further develop its corporate banking business by expanding into mid-sized corporate customers, focusing on corporate finance and cash management solutions, and expanding its customer base for treasury services;
- to further expand into rapidly growing retail segments such as mortgage and consumer credit lending, and to develop its branch network and alternative distribution channels; and
- to continue focusing on efficient cost management.

Competition

The Hungarian banking sector is dominated by the OTP Bank Rt., which in terms of total assets as of December 31, 2002 accounted for more than 20% of the banking market in Hungary, the rest of which is highly fragmented. The ten largest banks (including OTP Bank Rt.) account for approximately 68% of the total banking market in terms of total assets. HVB Bank Hungary is the fifth-largest Hungarian bank based on total assets as of December 31, 2002. Competition is intense, particularly for deposits and in the corporate banking sector. As of March 31, 2003, HVB Bank Hungary had around 3,800 corporate and real estate customers. We believe that the bank has a strong market position with international and large corporate customers, with a leading position in treasury products and trade and structured finance. HVB Bank Hungary increasingly focuses on domestic mid-sized companies in order to broaden its customer base.

Products and Services

HVB Bank Hungary's corporate banking services include standard commercial loan and deposit services, which are supplemented by more specialized services such as trade finance, factoring, subsidized investment loans, project finance and syndicated loans. The bank also offers treasury products, tailor-made financial and cash management solutions, and custodial services. HVB Bank Hungary's real estate finance products include customized financing services to Hungarian and international real estate developers and investors. The real estate finance department of the bank works in close cooperation with HVB Jelzálogbank Rt., our Hungarian mortgage bank subsidiary, in particular with respect to the distribution of state-subsidized mortgage lending. Through its retail customer division, HVB Bank Hungary offers a wide range of banking products, including current accounts, sight and term deposits, personal loans, housing and life-insurance related loans and credit and ATM cards. In addition, it offers asset management services, including mutual funds, as well as securities brokerage in Hungarian government securities and other domestic and foreign securities and pension fund and home savings products.

Distribution Channels and Marketing

HVB Bank Hungary distributes its products and services through its branches, which it intends to increase in number selectively. In addition to the branch network, the customers of the bank are serviced through telephone and online banking.

Slovakia



Location of branches in Slovakia as of March 31, 2003

HVB Bank Slovakia a.s.(1)	
Total assets (in EUR million)	955
Return on Equity before taxes (in %)	14.3
Branches	17
Employees (full-time equivalent)	366

Slovak Republic(2)	
Area (km²)	49,034
Population (millions)	5.4
GDP (2002 in EUR billion)	25.1
Per capita GDP (2002 in EUR)	4,650

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

Our Slovakian banking subsidiary HVB Bank Slovakia a.s. ("HVB Bank Slovakia") had total assets of EUR 955 million, 17 branches and around 19,000 retail customers and 1,800 corporate customers as of March 31, 2003. The bank is planning to increase the number of its branches to 25 by the end of 2003. It was formed through the 2001 merger of HypoVereinsbank Slovakia a.s. and Bank Austria Creditanstalt Slovakia a.s.

In keeping with our multi-step approach to expansion in the CEE region, our Slovakian banking subsidiary currently focuses on maintaining its strong position in corporate banking with large and international companies, expanding into the segment of mid-sized corporate customers, and fostering the organic growth of its retail market position by focusing on the top retail customer segment and selected products, such as consumer loans, credit cards and mortgage loans.

The Slovakian banking sector is highly concentrated with the top four banks in terms of total assets as of December 31, 2002 accounting for around 60% of the banking market in the Slovak Republic. International banks account for the vast majority of total assets of the Slovakian banking market. HVB Bank Slovakia is the seventh-largest bank in Slovakia based on total assets as of December 31, 2002. Competition in the Slovakian banking market is intense, especially in the corporate banking segment.

HVB Bank Slovakia's corporate banking department provides financing products, including trade and project finance, as well as treasury services, an area in which the bank enjoys a strong market position. The bank is also active in asset management and, for example, offers mutual funds managed by our subsidiary Capital Invest KAG.

HVB Bank Slovakia's retail products consist of standard loan and deposit products, including current accounts, savings and term deposits, VISA credit cards, mortgage and consumer loans. In addition, in cooperation with insurance companies, the bank distributes insurance products.

The bank services its customers mainly through its branch network, but is also in the process of establishing a mobile sales force. The bank also offers online and telephone banking and intends to expand cross-selling through cooperation with insurance companies.

Slovenia



Location of branches in Slovenia as of March 31, 2003

Bank Austria Creditanstalt d.d. Ljubljana(1)	
Total assets (in EUR million)	838
Return on Equity before taxes (in %)	15.7
Branches	5
Employees (full-time equivalent)	252

Republic of Slovenia(2)	
Area (km²)	20,253
Population (millions)	2.0
GDP (2002 in EUR billion)	23.4
Per capita GDP (2002 in EUR)	11,710

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

In Slovenia, we operate through our subsidiary Bank Austria Creditanstalt d.d. Ljubljana ("Bank Austria Creditanstalt Slovenia"). This bank had total assets of EUR 838 million and around 42,000 customers as of March 31, 2003. The bank had 5 branches as of March 31, 2003, and it plans to open up to nine further branches by the end of 2003. The bank was formed through the merger of the Slovenian subsidiaries of Bank Austria AG and Creditanstalt AG, which were established in 1991 and 1992, respectively.

The bank currently focuses on expanding its customer base into the mid-sized corporate customer segment and broadening its distribution network by increasing the number of its branches and expanding alternative distribution channels.

The Slovenian banking sector is highly concentrated with the top three banks in terms of total assets as of December 31, 2002 accounting for around 55% of the banking market in Slovenia. The two largest banks are only partly privatized. As of December 31, 2002, Bank Austria Creditanstalt Slovenia ranked eighth among Slovenian banks in terms of total assets.

Through its corporate banking department, Bank Austria Creditanstalt Slovenia offers trade finance services, guarantees and letters of credit, as well as loan products, including short-term lending and overdraft facilities. The bank is also active in securities trading and provides advisory services in connection with new issues or takeovers. In 2002, the bank acted as brokerage firm for Servipharm AG, a subsidiary of the Swiss Novartis group, in its public takeover of the Slovenian pharmaceuticals company Lek Pharmaceuticals d.d. Bank Austria Creditanstalt Slovenia's retail product range encompasses standard retail products, including deposit accounts and VISA credit cards, residential real estate finance as well as car financing loans and international payment transactions. In November 2002, the bank obtained a license to sell insurance products. In the corporate customer segment, the bank focuses on multinational and leading Slovenian companies as target groups.

Croatia



Location of branches in Croatia as of March 31, 2003

Splitska Banka d.d.(1)	
Total assets (in EUR million)	1,486
Return on Equity before taxes (in %)	20.1
Branches	73
Employees (full-time equivalent)	1,024

HVB Bank Croatia d.d.(1)	
Total assets (in EUR million)	575
Return on Equity before taxes (in %)	14.1
Branches	5
Employees (full-time equivalent)	157

Republic of Croatia(2)	
Area (km^2)	56,542
Population (millions)	4.5
GDP (2002 in EUR billion)	23.8
Per capita GDP (2002 in EUR)	5,300

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

In Croatia, until the end of June 2003 we conducted our banking operations through the two banking subsidiaries Splitska Banka d.d., Split ("Splitska Banka") and HVB Bank Croatia d.d., Zagreb ("HVB Bank Croatia"). On July 1, 2003, the legal merger of Splitska Banka and HVB Bank Croatia was completed. We now hold approximately 99.7% of the shares in the merged entity, which, with around EUR 2 billion of total assets, is one of the four largest Croatian banks and operates under the "Splitska Banka" brand. Our company acquired a majority stake in Splitska Banka from UniCredito Italiano S.p.A. and the Croatian State Agency for Deposit Insurance and Bank Rehabilitation in 2002. Splitska Banka, which was founded in 1965, had total assets of approximately EUR 1,486 million and around 250,000 customers as of March 31, 2003. HVB Bank Croatia, which had branches in the major Croatian cities Zagreb, Zadar, Rijeka, Split and Dubrovnik, was formed in 2001 through the merger of Bank Austria Creditanstalt d.d. (established in 1997) and HypoVereinsbank's Croatian branch. It had total assets of approximately EUR 575 million as of March 31, 2003. HVB Bank Croatia had a clear focus on larger and international corporate customers, while Splitska Banka had a strong retail distribution network, in particular in the Dalmatian region.

The focus of our Croatian banking operation is now on expanding its retail branch network from Dalmatia into the North of the country, exploring cross-selling opportunities resulting from the merger and further developing its corporate banking business by expanding into mid-sized corporate customers.

The Croatian banking sector is highly concentrated with the top two banks in terms of total assets accounting for around 44% of the Croatian banking market as of December 31, 2002. Banks controlled by non-Croatian shareholders accounted for the significant majority of total banking assets at the same date.

HVB Bank Croatia's retail products comprise loan products, including residential real estate loans, student loans and car financing loans, as well as savings deposits, VISA credit cards and asset management products managed by the bank's subsidiary CA IB Croatia d.d. Its corporate banking department provides financing products, including trade and project finance. In addition, the bank provides treasury and custodial services. Splitska Banka's retail banking products include standard deposit and loan products, VISA credit cards and payment transfers. Its corporate services also include international payment transfers, foreign exchange transactions, commercial lending and trade finance, including guarantees and letters of credit.

The customers of our Croatian banking operations are mainly serviced through the extensive branch network. Retail customers are also serviced through a mobile sales force.

Bulgaria



Location of branches in Bulgaria as of March 31, 2003

Commercial Bank Biochim AD(1)	
Total assets (in EUR million)	521
Return on Equity before taxes (in %)	14.8
Branches	159
Employees (full-time equivalent)	1,965

Republic of Bulgaria(2)	
Area (km²)	110,912
Population (millions)	8.0
GDP (2002 in EUR billion)	16.6
Per capita GDP (2002 in EUR)	2,050

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

In October 2002, our company acquired 99.6% of the shares in Commercial Bank Biochim AD ("CB Biochim"), Sofia. Following this acquisition, CB Biochim was merged with our existing subsidiary HVB Bank Bulgaria EAD ("HVB Bank Bulgaria").

The merger combined HVB Bank Bulgaria's strength in the international corporate customer business with CB Biochim's established leading position in the Bulgarian corporate and retail banking market. Following the merger, CB Biochim had around 250,000 customers as of March 31, 2003 and 159 branches (40 full branches and 119 smaller branch offices). CB Biochim is the fourth-largest bank in Bulgaria in terms of total assets. As of March 31, 2003, CB Biochim's total assets amounted to EUR 521 million.

CB Biochim's strategic focus is on further strengthening its retail market position, leveraging its combined corporate customer base and further developing its corporate banking business by expanding into mid-sized corporate customers.

The top two Bulgarian banks in terms of total assets account for around 31% of the banking market in Bulgaria as of December 31, 2002. Banks controlled by non-Bulgarian shareholders accounted for the majority of total banking assets at the same date.

As of March 31, 2003, CB Biochim's customer loans amounted to EUR 269 million and its customer deposits totaled EUR 362 million. In 2002, HVB Bank Bulgaria acted as lead manager for the EUR 5.5 million mortgage bond issue by the Bulgarian-American Bank, the second mortgage bond issue ever brought to market in Bulgaria.

Romania



Location of branches in Romania as of March 31, 2003

HVB Bank Romania S.A.(1)	
Total assets (in EUR million)	347
Return on Equity before taxes (in %)	34.4
Branches	5
Employees (full-time equivalent)	171

Romania(2)	
Area (km²)	238,391
Population (millions)	22.4
GDP (2002 in EUR billion)	48.4
Per capita GDP (2002 in EUR)	2,160

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

Our Romanian banking operations are conducted through our subsidiary HVB Bank Romania S.A. ("HVB Bank Romania"), Bucharest, which was established in September 1998. As of March 31, 2003, the bank had more than 10,000 customers and total assets of approximately EUR 347 million. HVB Bank Romania had five branches as of March 31, 2003. It opened a sixth branch in May 2003 and plans to increase the number of branches to nine by the end of 2003. The bank also provides online access to its standard banking services.

HVB Bank Romania's current strategic focus is on further strengthening its retail market position and further expanding its corporate banking business into mid-sized corporate customers.

The top three Romanian banks in terms of total assets accounted for around 50% of the total banking assets in Romania as of December 31, 2002. However, some of the larger banks have not been privatized yet. Banks controlled by non-Romanian shareholders accounted for less than half of total banking assets at the same date.

HVB Bank Romania has a special focus on corporate customers, which include multinational and larger Romanian companies. Its corporate customer services include current accounts and term deposits, domestic and international payments, trade finance and documentary business as well as cash management. Its treasury activities comprise foreign exchange and money market transactions. In 2002, HVB Bank Romania also acted as joint arranger for the EUR 320 million bond issue of Termoelectrica, the Romanian energy company. HVB Bank Romania's retail banking services offered to private customers include standard deposit and payment services and VISA and MasterCard credit cards. In 2002, the bank introduced mortgage loans for retail customers. Furthermore, we have decided to introduce asset management products to the Romanian market.

Serbia and Montenegro



Location of branch in Serbia and Montenegro as of March 31, 2003

HVB Bank Yugoslavia a.d.(1)	
Total assets (in EUR million)	97
Return on Equity before taxes (in %)	0.6
Branches	1
Employees (full-time equivalent)	63

Serbia and Montenegro(2)	
Area (km²)	102,173
Population (millions)	10.4
GDP (2002 in EUR billion)	14.2
Per capita GDP (2002 in EUR)	1,340

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Data as of December 31, 2002 (BA-CA Economics Department).

Our banking operations in Serbia and Montenegro are conducted through our subsidiary HVB Bank Yugoslavia a.d. ("HVB Bank Yugoslavia"), which we established in October 2001. The bank commenced business in December 2001. As of March 31, 2003, the bank had total assets of EUR 97 million and a customer base of more than 3,500 retail customers and about 540 corporate customers, including international companies. The banking sector in Serbia and Montenegro is still underdeveloped, but the government is expected to start a program for the privatization of the remaining state banks.

HVB Bank Yugoslavia's retail product range includes standard banking products such as deposit accounts and VISA credit cards, as well as mortgage and consumer loans and international payment transactions. In the corporate banking area, it offers trade finance services, including guarantees and letters of credit, as well as loan products, including short-term lending and overdraft facilities. Its treasury activities are mainly comprised of trading in securities (in particular government bonds) and foreign exchange transactions. The bank's activities also include custodial services provided to domestic pension and mutual funds as well as to foreign brokers and dealers. In 2003, the bank plans to add three branches to its main office in Belgrade.

Bosnia and Herzegovina



Location of branches in Bosnia and Herzegovina as of March 31, 2003

HVB-Banka Bosna i Hercegovina d.d.(1)	
Total assets (in EUR million)	13
Return on Equity before taxes	NM(2)
Branches	2
Employees (full-time equivalent)	47

Bosnia and Herzegovina(3)	
Area (km²)	51,129
Population (millions)	3.7
GDP (2002 in EUR billion)	5.3
Per capita GDP (2002 in EUR)	1,390

(1) Unaudited unconsolidated financial statements of the bank for the three-month period ended March 31, 2003.

(2) Not meaningful as operations were established in September 2002.

(3) Data as of December 31, 2002 (BA-CA Economics Department).

Our banking subsidiary in Bosnia and Herzegovina, HVB-Banka Bosna i Hercegovina d.d., commenced business operations in September 2002. The bank is located in Sarajevo and has a branch in Mostar. The banking sector in Bosnia and Herzegovina is dominated by three banks, in each of which foreign banking groups hold an equity interest. Privatization of banks has begun in the Federation of Bosnia and Herzegovina, but not yet in the Serbian part of the country. As a universal bank, our subsidiary in Bosnia and Herzegovina serves retail banking customers as well as corporate customers. Its corporate banking department has a special focus on export and investment finance, payment transactions and the documentary business, including guarantees and letters of credit. In the retail banking area, the bank's focus is on serving customers at the higher end of the market. The bank plans to open further branches.

In June 2003, we announced an agreement to acquire up to 81% of Central Profit banka d.d. Sarajevo, Bosnia's fourth-largest bank measured in terms of total assets. See "Operating and Financial Review and Prospects—Key Drivers—Restructurings and Acquisitions—Planned Acquisitions" and "Use of Proceeds."

Macedonia



Location of representative office in Macedonia as of March 31, 2003

Representative Office

Former Yugoslav Republic of Macedonia(1)	
Area (km²)	25,430
Population (millions)	2.0
GDP (2002 in EUR billion)	3.9
Per capita GDP (2002 in EUR)	1,960

(1) Data as of December 31, 2002 (BA-CA Economics Department).

In March 2003 we opened a representative office in the capital of Macedonia, Skopje. We intend to explore local business opportunities and examine the possibilities of establishing or acquiring a banking subsidiary. We also plan to serve international investors who are planning to expand into the Macedonian market.

Summary Financial Information for CEE Operations

The summary income statement data set forth below has been prepared by our CEE operations in each country according to IAS. This information is unaudited. It represents information that underlies our CEE segment information, and is before the allocation of costs that are incurred outside the respective national operations with respect to the CEE operations as a whole. The information is also before intra-segment and group consolidation eliminations and adjustments. Amounts appearing in the tables below have been converted into EUR from other currencies in accordance with the principles described in the Consolidated Financial Statements.

	Year ended December 31, 2002			
	Poland	Czech Republic	Hungary	Croatia(1)
	in EUR million, except % amounts			
Net interest income	448	90	74	46
Losses on loans and advances	(125)	(9)	(6)	(4)
Net fee and commission income	201	54	37	17
Net trading result	8	2	7	4
General administrative expenses	(443)	(72)	(69)	(33)
Other operating income and expenses	0	(3)	0	(3)
Operating profit	**89**	**62**	**43**	**27**
Net income from investments	18	(1)	0	(1)
Net income before taxes	**108**	**61**	**42**	**26**
Average risk-weighted assets	5,382	2,270	1,495	1,015
Average shareholders' equity	1,250	381	253	130
Cost/income ratio (in %)	**67.5**	**50.2**	**58.5**	**52.4**
Return on equity (pre-tax) (in %)	**8.6**	**16.1**	**16.8**	**20.2**

	Year ended December 31, 2002			
	Slovakia	Slovenia	Romania	Bulgaria(2)
	in EUR million, except % amounts			
Net interest income	32	21	14	22
Losses on loans and advances	(4)	(2)	(1)	4
Net fee and commission income	9	8	5	8
Net trading result	2	3	2	4
General administrative expenses	(20)	(17)	(9)	(24)
Other operating income and expenses	0	0	(1)	1
Operating profit	**20**	**13**	**10**	**15**
Net income from investments	0	0	0	0
Net income before taxes	**20**	**13**	**10**	**15**
Average risk-weighted assets	558	620	169	337(3)
Average shareholders' equity	131	62	20	48
Cost/income ratio (in %)	**45.7**	**53.7**	**45.3**	**68.6**
Return on equity (pre-tax) (in %)	**15.1**	**20.3**	**51.6**	**31.0**

(1) Including Splitska Banka with effect from May 1, 2002.

(2) Includes operations of CB Biochim, which we acquired in October 2002 and merged with HVB Bank Bulgaria in December 2002 and which was not consolidated in our group until January 1, 2003.

(3) Year-end risk-weighted assets as of December 31, 2002.

	Year ended December 31, 2001			
	Poland	Czech Republic	Hungary	Croatia(1)
	in EUR million (except percentages)			
Net interest income	579	97	76	13
Losses on loans and advances	(190)	(3)	(4)	3
Net fee and commission income	169	47	33	4
Net trading result	75	12	5	4
General administrative expenses	(536)	(87)	(67)	(13)
Other operating income and expenses	(6)	(8)	(1)	0
Operating profit	**91**	**58**	**43**	**11**
Net income from investments	(25)	0	0	0
Net income before taxes	**67**	**58**	**43**	**11**
Average risk-weighted assets	7,166	2,168	1,713	240
Average shareholders' equity	1,440	350	211	45
Cost/income ratio (in %)	**65.6**	**59.0**	**58.9**	**59.4**
Return on equity (pre-tax) (in %)	**4.6**	**16.5**	**20.2**	**24.8**

	Year ended December 31, 2001		
	Slovakia	Slovenia	Romania
	in EUR million (except percentages)		
Net interest income	29	19	11
Losses on loans and advances	(2)	1	(3)
Net fee and commission income	6	6	4
Net trading result	3	2	1
General administrative expenses	(20)	(18)	(8)
Other operating income and expenses	0	0	0
Operating profit	**17**	**10**	**5**
Net income from investments	0	0	0
Net income before taxes	**17**	**10**	**5**
Average risk-weighted assets	342	508	94
Average shareholders' equity	111	57	13
Cost/income ratio (in %)	**52.0**	**68.2**	**51.7**
Return on equity (pre-tax) (in %)	**14.9**	**16.8**	**34.4**

(1) HVB Bank Croatia only, as Splitska Banka was not included in the consolidated figures for 2001.

Participations

We hold minority shareholdings in a number of companies. For a list of our selected minority shareholdings, please refer to note 37 of our 2002 consolidated financial statements. Among our minority shareholdings are a 31.9% equity interest (29.9% voting interest) in Wienerberger AG (an Austrian brickmaker), a 33.3% interest in Union Versicherungs-AG (an insurance company), and a 50.0% shareholding in CA Versicherungs AG (another insurance company). We do not view our minority shareholdings that are unrelated to our provision of banking services as long-term core shareholdings. With respect to our shareholdings in the two insurance companies, we intend to reduce our equity interests to 10%. In 2000 and 2001, we transferred most of our non-financial sector equity holdings to the wholly owned subsidiary of B & C Privatstiftung. For further information concerning this transfer and resultant arrangements, please see "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded."

Material Shareholdings

Except for the shareholdings set forth in the table below, none of our shareholdings had a book value that exceeded 10% of our consolidated equity or accounted for at least 10% of our consolidated net income as of and for the year ended December 31, 2002. The financial information in the following table was prepared in accordance with IAS and does not reflect consolidation eliminations or adjustments above the level of the relevant company.

	Bank Austria Cayman Islands Ltd.	Bank Przemyslowo-Handlowy PBK S.A.	HVB Bank Czech Republic a.s.
Registered office	George Town, Grand Cayman	Krakow, Poland	Prague, Czech Republic
Field of activity	specialist bank	universal bank	universal bank
Net income/loss in fiscal year 2002	USD 42.4 million	PLN 239.4 million	CZK 1,123.1 million
Issued share capital as of December 31, 2002	USD 1,100	PLN 143.6 million	CZK 5,047.0 million
Shares held by our company as of December 31, 2002	100.00%	52.08%	100.00%
of which fully paid up	100.00%	100.00%	100.00%
Reserves as of December 31, 2002	USD 302.8 million	PLN 4,765.0 million	CZK 5,928.5 million
Income from holding in fiscal year 2002	EUR 38.3 million	EUR 11.3 million	EUR 55.8 million

Risk Management

We believe that the assessment and control of risk represent a key element for our success. We identify, measure, monitor and manage the risks arising from our business operations on a Bank Austria Creditanstalt Group-wide basis. Our system of risk control and risk management has been in place for several years, and it is fully integrated into our internal processes for planning, management and control. It is also coordinated with the risk management and control systems maintained at HypoVereinsbank for the HVB Group as a whole.

Risk Management Principles

We manage the risks that we face in our business through a framework of risk principles, organizational structures and risk measurement and monitoring processes that are closely aligned with the activities of our business divisions.

The following key principles guide our approach to risk management:

- our Management Board provides overall risk management oversight for the Bank Austria Creditanstalt Group as a whole;
- the risk policies determined by the Management Board are implemented through risk management departments that are charged with oversight over specific risks that we face;
- we enforce a clear division between our business origination and risk management activities;
- we manage credit, market, liquidity and operational risk in a coordinated manner at all levels of our group;
- our Management Board interfaces with the strategic credit risk management team at HVB Group to coordinate our approach to credit risk and report results of our risk management systems; and
- in our CEE and other subsidiaries and regional operations, we delegate local risk decision-making authority to local/decentralized risk management units at a level deemed appropriate by our Management Board.

Risk Management Organization

In accordance with the Austrian Banking Act, our Management Board determines our risk policy. In this capacity, our Management Board approves our general principles of risk control and risk management, our limits for all relevant risks and the procedures that we apply in controlling and managing our risks. It also initiates measures to optimize our loan portfolio and ease pressure on capital

utilization, and defines standards for credit policies, credit portfolio management and pricing, as well as methods for measuring credit risk. On an annual basis, our Management Board reports on the status of our risk policies and systems to our Supervisory Board.

Coordination with Risk Management at the HVB Group Level

An important factor in the formulation and implementation of our risk policy is our interaction with HypoVereinsbank and coordination with respect to risk policies across the HVB Group as a whole. At the HVB Group level, the Strategic Group Credit Committee, which was established by HypoVereinsbank in 2002, is responsible for credit risk policy decisions. The Strategic Group Credit Committee conducts ongoing, detailed analyses of HVB Group's loan portfolio in order to evaluate the strategic orientation of lending and business activities across the HVB Group. In addition, it discusses and determines the methods, processes and procedures applied to credit risk management HVB Group-wide. We are represented on the Strategic Group Credit Committee by the member of our Management Board responsible for risk management. The decisions of the Strategic Group Credit Committee are implemented within the Bank Austria Creditanstalt Group to the extent they are approved by our Management Board. To date, all decisions of the Strategic Group Credit Committee applicable to us have been approved by our Management Board for implementation in our group. We have also extended to our group the requirements for credit risk applicable to the HVB Group under German banking regulations.

Transfers of credit risk within the HVB Group, including any transfer of credit risk from HypoVereinsbank to our company and vice versa, are subject to a detailed set of group-wide guidelines on risk assumption (*Arbeitsanweisung Risikoübernahmen*), describing the internal distribution of interest income relating to the transferred loan or other credit among the group companies concerned.

HypoVereinsbank also participates in our credit risk management process through the Credit Committee of our Supervisory Board, which includes members of the HypoVereinsbank management board. The Credit Committee of the Supervisory Board is responsible for decisions relating to risk exposures in excess of 10% of our total net capital resources (*anrechenbare Eigenmittel*). For an explanation of Tier 1 and Tier 2 capital, see "The Austrian Banking System—Regulation and Supervision—Capital Adequacy Requirements."

In keeping with the standards of HypoVereinsbank and the HVB Group, our market risk management organization and systems are based on the German banking regulations regarding minimum requirements for trading activities. In accordance with these standards, our market risk management organization and systems are separated from all trading activities throughout our organization, up to the Management Board level. We have implemented requirements relating to market risk that cover risk management strategy, limit monitoring and the independent calculation of the daily profit-and-loss-account for all trading activities. As with other areas of risk management, market risk policies and limits are approved by our Management Board. For consolidation purposes at the HVB Group level, risk and profit-and-loss figures are sent to HypoVereinsbank on a regular basis. HypoVereinsbank has no direct influence on the market risk positions taken within the Bank Austria Creditanstalt Group. However, our liquidity risk management organization and systems are managed on a basis consistent with liquidity risk policies applied across the HVB Group, and we work closely with the HVB Group in the area of operational risk.

Risk Management Organization at Bank Austria Creditanstalt Group

In determining the risk policy for the Bank Austria Creditanstalt Group, our Management Board is supported by a number of risk control and risk management committees and departments. The committees are comprised of our Group Credit Committee and our Market Risk and Asset/Liability Management Committee. These risk committees report regularly to the Management Board on the risks for which they are responsible. Our three risk management departments, which are organized into our central Risk Management division, oversee the implementation of Management Board decisions regarding risk management. To the extent possible, responsibility for the credit decision process is delegated in part to our regional and CEE operations, where decisions are made based on our group risk management policies.

Risk Management Committees. Our Group Credit Committee is chaired by the Chairman of our Management Board and also includes the Deputy Chairman responsible for CEE and those members of the Management Board who are responsible for the Domestic Corporate Customers and Domestic

Private Customers and Professionals segments and the Risk Management and International Corporates and Real Estate divisions, as well as the heads of the three departments of the Risk Management division. Our Group Credit Committee has the authority to approve loans of up to EUR 100 million or, in the case of credit institutions and sovereign borrowers, EUR 200 million. In the case of individual transactions that, when aggregated with existing exposures, exceed EUR 100 million (EUR 200 million in the case of credit institutions and sovereign borrowers), the Group Credit Committee prepares a recommendation for our Management Board, which is charged with making a final decision. Individual transactions that exceed 10% of our total net capital resources (*anrechenbare Eigenmittel*) require approval of the Credit Committee of our Supervisory Board.

Our Market Risk and Asset/Liability Management Committee ("MARALCO") is responsible for coordinating our market risk management and reporting to our Management Board. MARALCO, which meets at least monthly, includes the members of our Management Board who are responsible for International Markets, Risk Management, Group Finance and CEE. MARALCO has overall responsibility for the control of the market risk arising from our trading books and for the management of our balance sheet structure. Our value-at-risk limits are set by MARALCO and approved by our Management Board on an annual basis, though these limits may be adjusted during the course of the year. A sub-committee of MARALCO meets on a weekly basis to monitor our market risk profile and to make discretionary decisions upon positions in our banking (non-trading) book.

Risk Management Departments. Our central Risk Management division is headed by a member of our Management Board and includes three departments, Strategic Risk Management, Group Credit Management and Credit Restructuring.

Our Strategic Risk Management department is responsible for our group-wide risk control. Its primary tasks include ongoing, independent risk measurement and monitoring, including the development and continuing improvement of our risk measurement and control instruments; developing and maintaining manuals related to our risk management systems; supervising compliance with regulatory capital requirements applicable to trading activities; and reporting on our risk profile to our Management Board. In addition, the Strategic Risk Management department ensures a uniform assessment and quantitative evaluation of the risks we face, and is responsible for the implementation of uniform, consistent risk control standards and ensuring compliance with applicable statutory and regulatory requirements. The head and one of the deputy heads of Strategic Risk Management for our group are currently also risk managers at HypoVereinsbank.

Our Group Credit Management department is responsible for the management and monitoring of credit risks in both Austria and in the CEE region. On an operating level, the responsibility for credit risk management lies with senior risk managers. Exposures in Austria and other non-CEE countries are covered by our senior risk managers, who are primarily assigned to specific industries based on their specialized knowledge of industry sectors and credit products.

Our CEE operations analyze risk through a group-wide International Credit Management ("ICM") unit that is staffed by risk officers that specialize in the risks related to the regions in which we operate. In general, our foreign branches and subsidiaries have their own risk management units with limited approval authority, and credit risk decisions in each of our foreign branches and subsidiaries are made within the context of relevant local regulation. Our ICM unit is responsible for those credit risks that exceed local approval authority. To support our Polish subsidiary BPH PBK in its credit risk management, certain members of our Group Credit Management department act as advisers to BPH PBK pursuant to a consultancy agreement.

Credit risk management at BPH PBK is coordinated through the Credit Committee of BPH PBK's Supervisory Board, which includes *inter alia* our Management Board members responsible for risk management and the CEE network. In this manner, the credit risk portfolio of BPH PBK is analyzed and brought in line with our group standards. Prior to this year, BPH PBK used a different internal rating system that was based on the classification system of the National Bank of Poland. Accordingly, historical information regarding rating classifications at BPH PBK is presented on the basis of the National Bank of Poland rating system rather than our internal rating system. BPH PBK is in the process of rating its loan portfolio in accordance with our internal rating classifications. This process is substantially complete and will permit BPH PBK to report to us based on our internal rating classifications by the end of this year. As a publicly traded company, BPH PBK's management board takes into account the interests of all its shareholders when approving and implementing risk management policies.

Our Credit Restructuring department is responsible for the credit risk management of problem loans. Generally, problem loans are identified through the application of our internal rating system for individual credit exposures. See "—Credit Risk—Internal Rating System." If, through our internal rating system, a particular loan or other exposure is deemed to require remedial action or is otherwise characterized by a high default risk, we will assign that loan to our Credit Restructuring department. See "Credit Risk—Problem Loan Procedures." This department is a specialized unit that focuses on workouts of these problem loans and, ultimately, on evaluating our collateral position and maximizing recovery. Our procedures for problem loans in our CEE operations proceed in the same fashion, though problem loan recovery is handled as part of our normal ICM procedures.

Our risk management and control system addresses four distinct types of banking risk:

- credit risk;
- market risk;
- liquidity risk; and
- operational risk.

Credit Risk

Credit risk relates to the probability of our incurring a financial loss resulting from a borrower or counterparty's inability to meet obligations. It is the largest single risk we face. Credit risk is managed for our group as a whole.

We face two main types of credit risk:

- *Counterparty risk* is the risk that our counterparties fail to meet their obligations due to default.
- *Country risk* is the transfer and conversion risk that we face in connection with cross-border transactions in non-Euro countries. This includes all positions from credit and treasury transactions, as well as the risk associated with tradable fixed-income securities. It also takes into account sovereign risk, or the default risk of sovereigns or state entities acting as borrowers, guarantors or issuers.

We manage our domestic credit portfolio on the basis of risk-adjusted return on capital. In implementing this approach, we analyze credit transactions by calculating the expected loss resulting from an event of default and determine unexpected loss on an individual loan basis. "Expected loss" describes the loss that we expect over a one-year period on our credit risk exposure, based on our historical loss experience. In calculating expected loss, we take into account a number of factors, including expected default probability (which is based on internal rating models) and measures estimating loss incurred in case of default (that is, the portion of our exposure which we do not expect to recover in a default scenario, based on the value of collateral supporting a particular loan). In addition, we consider various client and product specific factors for modeling exposure at default, which reflect the risk characteristics of our different types of credit exposures and facilities. "Unexpected loss" provides information on the maximum negative deviation of the possible loss from the expected loss within a one-year period. In our risk management system, the expected loss in our lending business is factored into the pricing of our products in the form of standard risk costs. Unexpected loss is taken into account through the allocation of economic capital. Beginning in January 2002, we began allocating expected loss and unexpected loss in our domestic business with corporate customers at the individual customer level. Expected loss provides us with a useful measure for planning purposes and supplements decision-making on provisioning.

We analyze credit risk associated with traditional banking products—such as loans—as well as derivative financial instruments. We give special attention to risks relating to over-the-counter ("OTC") derivative transactions with a view to limiting our future potential default risk on such contracts. Our credit exposure under OTC derivative transactions is measured by the cost of replacing the contract if the counterparty defaults on its obligations.

The control and management of our credit risk is based on a number of principles and policies, including our credit policies, as well as a range of procedures, systems and processes, including our credit approval procedures.

Credit Policies

Our general credit guidelines provide the basic rules for our lending business with, and other extensions of credit to, corporate and real estate customers, private customers and professionals, banks and public sector entities. These guidelines are based on the general credit guidelines of HVB Group.

The decision whether to extend a loan to a corporate customer depends primarily on the customer's credit quality, which is reflected in the rating assigned under our internal rating system. See "—Internal Rating System." In assigning a rating under our internal rating system, we consider factors such as the customer's financial situation, analysis of the market in which the customer operates, the marketability of the customer's products and the customer's management. With respect to private customers, the level of income, amount of assets and liabilities and other personal financial information of the customer are important factors in the decision whether to extend a loan.

Our general credit guidelines are applicable to both our Austrian and CEE operations, though BPH PBK reports credit data to us only on an aggregated basis due to Polish legal considerations.

You should note that we may modify our credit policies at any time.

Loan Approval

Loan approvals are subject to a precise system of approval authority. The assignment of responsibility for approving credit decisions depends on the gross amount of the loan, irrespective of the type of borrower and the value of any collateral securing the loan. Loan approval authority is assigned to individual employees or committees, depending on the assignee's professional experience, performance and qualifications, and on the size and credit quality of the loan in question.

A basic feature of the approval process is a clear division of our business origination and risk management activities. Loan approvals proceed through a system of dual assessment, where one assessment must be performed by our business origination units and the other by our risk management units. An exception to the dual assessment principle exists for standardized lending to private and small corporate customers, where the simplified procedures described below under "—Private Customers and Professionals" apply.

Corporate Customers. In the case of corporate customers (which include companies with average aggregate annual sales of over EUR 1.5 million), we have assigned most loan approval and administration tasks to our branches and decentralized credit units in Austria, and to our banking subsidiaries and local credit units in the CEE countries. Among other things, branches advise new and existing customers, approve credit applications within their authority and monitor existing loans on a regular basis in an effort to recognize potential risks at an early stage. Multinational corporations are handled by our International Corporates and Real Estate unit. Our relationship managers in our lending business obtain expert support from analysts, industry specialists and other support units within our group.

In making credit decisions on new corporate customer credits, we adhere to the following basic rules:

- in principle, no simultaneous extension of credit and contribution of equity to the same customer;
- no financing of any amount that would unreasonably limit our ability to conduct our lending business in a particular sector or region;
- in principle, no business with corporate customers outside the regional area of the unit extending the credit; and
- a restrictive approach to refinancing loans previously extended by other financial institutions.

When one of these basic rules is stated in terms of it being a principle, exceptions to the rule must be approved by the next highest level of loan approval authority described below, based on the amount of the loan in question.

Our loan approval structure applies to our CEE operations (including Poland) as well as to our operations in Austria. Our decentralized credit units have authority to approve loans of up to EUR 4 million in Austria or—depending on the size of the operation—between EUR 5 million and EUR 10 million in the CEE region. If our aggregate exposure to a customer or group of associated customers exceeds these amounts, approval is required from a senior officer vested with approval authority. Such

officers may include senior risk managers (*i.e.*, industry or product experts) and the central credit risk managers responsible for the CEE region, who have authority to approve loans of up to EUR 15 million, or the head of our Group Credit Management department, who has authority to approve loans of up to EUR 25 million.

Exposures exceeding EUR 25 million are approved by our Group Credit Committee (with approval authority of up to EUR 100 million), by our Management Board (with approval authority of up to 10% of our net capital resources (*anrechenbare Eigenmittel*)) or our Supervisory Board's Credit Committee (with approval authority for exposures exceeding the 10% threshold). For a description of our net capital resources, see "The Austrian Banking System—Regulation and Supervision—Capital Adequacy Requirements."

We also work to standardize our approach to loan exposures across the HVB Group. If we have an exposure of over EUR 5 million to a corporate customer and we believe that additional exposure may be booked elsewhere in the HVB Group, we coordinate with HypoVereinsbank to determine whether such exposure is booked elsewhere. If more than EUR 5 million is booked elsewhere in the HVB Group, our relevant risk manager communicates with the relevant risk manager at HypoVereinsbank to define a common risk strategy for such exposure. Coordination also occurs in the event that another entity within the HVB Group is evaluating an exposure of over EUR 5 million and it believes that additional exposure may be booked in our group.

Private Customers and Professionals. Our lending business with private customers, professionals and other self-employed individuals, as well as with small corporate customers with average annual sales of up to EUR 1.5 million, is divided into two areas based on the nature of the business: standardized lending and individualized lending. Standardized lending includes financing extended to private customers and professionals of up to EUR 125,000 based on a scoring system or subject to lending guidelines, or both. It also includes the financing of up to EUR 500,000 for real estate used by customers themselves, subject to lending guidelines. Individualized lending includes all financing of this type exceeding the limits set for standardized lending.

We implement the same standardized lending policies throughout Austria and the CEE region. In standardized lending, a customer relationship manager can make credit decisions independently, subject to compliance with strict lending guidelines. For the extension of individualized loans, approval by a credit unit independent of the relevant sales unit is required. We use various standardized scoring systems for credit decisions regarding all retail credit products (*e.g.*, small consumer loans, mortgage loans and credit cards). Our retail scoring systems are based on the loan product in question rather than the individual customer, though we are implementing customer-based scoring systems in accordance with Basel II.

Real Estate Customers. Our risk and credit guidelines for real estate customers comply with applicable laws (including the Austrian Mortgage Bank Act (*Hypothekenbankgesetz*) and the Austrian Banking Act (*Bankwesengesetz*)). The compliance of our credit process with these requirements and with our risk and credit guidelines is subject to regular internal review.

The two key elements of our real estate finance principles are the financial analysis of the borrower and the risk assessment of the real estate to be mortgaged, particularly with respect to sustainable cash flows in the case of commercial real estate. In assessing the risk related to the real estate, we use an analysis of the debt service coverage ratio and applicable market value, applying various internal threshold criteria.

Our security for real estate financing predominantly consists of a first ranking mortgage on the subject property. At present, approximately 60% of our real estate loan portfolio is secured. The majority of the remaining portfolio is supported by instruments such as *Pfandbestellungsurkunden,* which effectively is an option granted to the bank to register a mortgage. In evaluating loan applications for commercial mortgage loans, we take into account the location of the property, the rental situation and other factors. In the case of developers, we review preliminary sales and will not approve financing if profits are to be distributed before completion of the real estate project.

For risk and return-related management, we issue certain risk principles that are intended to focus our real estate loan origination activity on certain sectors. These principles may, for example, recommend an increase in residential real estate finance at the expense of certain types of commercial

real estate financing, or point out certain industries that present special risks. Parameters for these principles may include customer groups, products, markets and other internal credit regulations.

Under the Mortgage Bank Act, only mortgage loans with a loan-to-value percentage of no more than 60% qualify for inclusion in the asset pool covering mortgage *Pfandbriefe*. Our valuation policies with respect to mortgage loans incorporate the principles of the Mortgage Bank Act. Our own specialists supervise appraisals for mortgage loans.

The Mortgage Bank Act requires that the value of real estate be determined on a long-term basis, which helps to ensure that potential cyclical changes in market values are reflected in the assessed value.

Public Sector Loans. We evaluate each public sector loan application individually, taking into account a variety of factors, such as the level of debt and the tax revenues of the borrower. In addition, we review the legal aspects of the loan application to ensure that the borrower has obtained all necessary approvals and authorizations for the loan.

Financial Institution Counterparties. The process for approving credit for financial institutions is similar to that used for corporate customers, except that the head of the relevant credit risk management unit has approval authority for loans of up to EUR 30 million and the head of the Risk Management division has approval authority for loans of up to EUR 50 million. The Group Credit Committee has approval authority for loans of up to EUR 200 million to financial institutions. Exposures exceeding that amount are subject to approval by our company's Management Board and, when the amount exceeds 10% of our net capital resources, the Credit Committee of the Supervisory Board.

Internal Rating System

Our internal rating system serves several purposes:

- to assess a customer's creditworthiness;
- to identify risks at an early stage and implement suitable counter-measures;
- to depict the risk profile of our loan portfolio; and
- to calculate standard risk costs.

Our internal rating system categorizes borrowers and transactions (such as project finance) into ten categories. It is applicable to all of our group's corporate customers, professionals and real estate customers, though, prior to this year, BPH PBK used a different internal rating system that was based on the classification system of the National Bank of Poland. See "—Risk Classification at BPH PBK." In addition, certain historical credit exposures in Croatia and Bulgaria are presented according to the risk classification systems of the National Bank of Croatia and the National Bank of Bulgaria, respectively. See "—Risk Classification at Splitska Banka" and "—Risk Classification at CB Biochim."

The rating process assesses the borrower's repayment ability and is translated into an expected default probability. The value of collateral does not affect the rating assessment. Upon completion of the assessment process, a rating ranging from "1" to "10" is assigned to the customer. The ten rating categories are set forth in the following table:

Rating Classification	Definition
1	Excellent
2	Very good
3	Good
4	Above average
5	Satisfactory
6	Below average
7	Weak
8	Endangered/warning signs for impaired loan
9	Acute danger/loan loss provision
10	Subject to write-off, non-recoverable

Rating category 8 consists of loans to customers for which no provision has been made, but for which we have adopted restructuring measures through the relevant restructuring unit with a view to

obtaining repayment of the loan. Our objective regarding customers in this category is the continuation of the business.

Rating category 9 consists of loans to customers for which an individual or standardized loan loss provision (*pauschalierte Einzelwertberichtigung*) has been recorded, or loans that we have written off in part or in full. We do not make a distinction as to whether or not a standardized or individual provision has been recorded.

Rating category 10 consists of loans or claims that have been called in due to the deterioration of the customers' economic situation, such as customers in collection, liquidation or bankruptcy. We do not make a distinction as to whether or not a standardized or individual provision has been recorded.

Our rating categories translate into internal risk classifications on the following basis:

Rating Classification	Internal Risk Classification
1-5	Low Risk
6-7	Management attention
8	Substandard
9-10	Doubtful/Loss

We define non-performing loans as those loans that are rated 9 and 10 in this rating system. Risks that are classified as substandard or doubtful/loss are generally assigned to our Credit Restructuring department. Risks that are classified as requiring management attention trigger a heightened internal reporting requirement and increased frequency of customer contact.

Risk Classification at BPH PBK. Prior to this year, BPH PBK used a different internal rating system that was based on the classification system of the National Bank of Poland. Accordingly, historical information regarding rating classifications at BPH PBK is presented on the basis of the National Bank of Poland rating system rather than our internal rating system.

Under the National Bank of Poland system, the classification of credit exposures is based on an assessment of the financial and economic standing of the debtor (based on quantitative and qualitative factors) and timely loan servicing. The system employs five risk categories: standard exposures, watch exposures, substandard exposures, doubtful exposures and loss exposures. Doubtful exposures are defined as those where principal or interest repayments have been delayed three to six months, and the debtor's financial standing is considerably deteriorating. Loss exposures are characterized by delays in loan servicing for over six months, or where the debtor is unable to repay the loan. Loan loss provisions are determined by the classification of an exposure and take into account the value of collateral securing the exposure. We have implemented rating tools in 2002 that will enable us to present a consolidated group rating structure by the end of 2003.

Risk Classification at Splitska Banka. Our internal rating system has been implemented at HVB Bank Croatia and Splitska Banka, but not all client segments at Splitska Banka have yet been rated on the basis of this system. Exposures at Splitska Banka to sovereigns and credit institutions, and large exposures (according to the Austrian Banking Act guidelines), have been rated in accordance with our internal rating system, but other segments are rated according to the rating system of the National Bank of Croatia. Therefore, historical information regarding rating classifications for the corporate, private client and professional segments at Splitska Banka is presented on the basis of the National Bank of Croatia rating system rather than our internal rating system.

Under the National Bank of Croatia system, the classification of credit exposure is based on timely loan servicing, the value of collateral and an assessment of the financial and economic standing of the debtor. The system employs five risk categories (A through E) that we have reclassified for rating purposes at our Croatian operations into four risk categories: categories A and B are standard exposures, category C is substandard exposures, category D is doubtful exposures and category E is loss exposures. Doubtful exposures are defined as those where principle or interest repayments have been delayed 180 days or more, and the debtor's financial standing is deteriorating considerably. Loss exposures are characterized by delays in loan servicing for over 270 days, or where the debtor is unable to repay the loan. Loan loss provisions are determined by the classification of an exposure and take into account the value of collateral securing the exposure.

Risk Classification at CB Biochim. Our internal rating system applies to CB Biochim, our Bulgarian subsidiary that we acquired in October 2002, but not all borrowers have yet been rated according to this system. Therefore, historical information regarding rating classifications for CB Biochim is presented on the basis of the National Bank of Bulgaria rating system rather than our internal rating system.

Under the National Bank of Bulgaria system, the classification of credit exposures is based on the financial position of the debtor and debt servicing. The debtor's financial position is evaluated using various indicators, including reports and other information prepared by the borrower, CB Biochim and independent parties, and is expressed by placing the debtor in one of five categories. Category I borrowers attain good profits and sales, along with stable property and financial status, according to their balance sheet. Category II borrowers have an acceptable financial position, but with certain financial shortfalls. Category III borrowers have an unstable financial situation, for example high leverage, with a doubtful ability to generate positive cash flows to meet debt repayments. Category IV borrowers are generating negative cash flows and results. Category V borrowers are in or facing liquidation or bankruptcy. Borrowers are assigned a rating of standard, management attention, substandard, doubtful or loss based on these categories and the number of days where principal or interest repayments have been delayed according to the following matrix:

	Up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	Over 180 days
Category I	Standard	Management attention	Substandard	Doubtful	Loss
Category II	Management attention	Substandard	Doubtful	Loss	Loss
Category III	Substandard	Doubtful	Loss	Loss	Loss
Category IV	Doubtful	Loss	Loss	Loss	Loss
Category V	Loss	Loss	Loss	Loss	Loss

Corporate Customers and Professionals. In the case of corporate customers, the rating process is a two-pronged analysis based on forward-looking factors and financial data. Information on a borrower's financial situation, such as balance sheet data and financial ratios ("hard facts") that are assessed on the basis of a statistical model, accounts for approximately 55% to 75% of the assessment of the rating, depending on the size of the borrower. The remainder is determined by information on the general state of the borrower's business. This includes qualitative factors ("soft facts") such as management quality, accounting and reporting systems, technical equipment, market position and market development, the borrower's order situation, utilization of capacity and overdraft record. If the borrower belongs to a corporate group, a review of the group is also included.

For small and medium-sized Austrian companies and professionals, we use a statistical model that is substantially similar to our corporate rating model, but tailored to the specific characteristics of this customer group.

Special rating procedures that take into account external benchmarks (*e.g.*, external ratings) apply to international corporate groups.

We are constantly evaluating and improving our internal rating system, in particular with a view to anticipating the regulatory changes that will result from the new requirements of Basel II. See "The Austrian Banking System—Regulation and Supervision—Capital Adequacy Requirements."

Real Estate Customers. Until we develop a rating system tailored to the real estate industry, we will essentially employ the general rating procedure used for our corporate customers, taking into account the relevant qualitative risks with respect to real estate customers. We are developing a real estate industry rating system as part of our efforts to implement Basel II procedures.

Private Customers. Our internal rating system currently does not apply to our private customers with exposures of less than EUR 40,000. Such private customers account for 51%, or EUR 5.6 billion, of our total exposure. Credit requests by private customers to whom our rating system does not apply are determined based on product-specific credit scores. Information on the creditworthiness of a private customer, such as the customer's household budget, maximum permissible new debt and amount of potentially unsecured debt, is also taken into account. If certain limits on debt are exceeded, a detailed rating is issued on the basis of the customer's income and earnings situation. We use various

standardized scoring systems for credit decisions involving retail credit products (*e.g.*, small consumer loans, mortgage loans and credit cards).

Because of the low nominal rate of interest, loans denominated in Japanese yen and Swiss francs have been popular with private customers and professionals in Austria of late. In writing such loans, we confirm with the borrowers that they are aware of the risks associated with borrowing in a non-local currency. Further, we only extend non-Euro denominated loans to borrowers if they meet higher income, rating and collateral standards. Such borrowers' repayment capacity has to be sufficient to cover the equivalent of the foreign currency loan in Euro plus an add-on to cover volatility in exchange rates. When we determine with a non-local currency-denominated loan that the borrower's cash flow coverage ratio on a loan has significantly deteriorated because of adverse currency movements or for other reasons, we require that the borrower repay the loan, redenominate the loan in the borrower's local currency or post adequate security.

Review of Ratings. The continuous monitoring of customers' creditworthiness employs various systems that are commonly used in the banking business, such as computerized account monitoring and the early warning system used for private customers. Ratings are reviewed annually or more frequently, if required. In the case of long-term financing, a review of the creditworthiness of private customers is only conducted if warranted pursuant to defined internal and external indications that the borrower may default, which may include payment delays or breaches of agreed overdraft limits.

Credit Monitoring

Our total credit exposures to individual customers and groups of associated customers are monitored electronically on a daily basis to determine the applicable threshold for credit approval and ensure compliance with credit limits and regulatory restrictions on credit exposures. In addition, information provided by the Austrian National Bank is used to help identify potential credit risks. Under the Banking Act, each Austrian bank (including our company) must report to the Austrian National Bank on a monthly basis the current amount of aggregate loans per client that have a volume of over EUR 350,000 (based on the higher of the credit line and the outstanding amount of a given loan). Large exposures exceeding 10% of the net capital resources *(anrechenbare Eigenmittel)* of the credit institution group must also be reported to the Austrian National Bank on a monthly basis. As part of the HVB Group, our company reports under the German Banking Act (*Kreditwesengesetz*) to the German National Bank on a quarterly basis the current amount of aggregate loans of over EUR 1.5 million to individual borrowers or groups of borrowers and issues reports on such large exposures to HypoVereinsbank. These reports are submitted for each individual borrower or group of borrowers. We monitor the thresholds that trigger reporting obligations on a daily basis.

We continuously update and refine the quality of our credit monitoring with the aid of technological systems in an effort to improve the speed of decision-making and the quality of information available for identifying and assessing potential risks. The internal and external auditors of our company regularly review our credit business. In addition, our company's internal quality management unit also regularly monitors compliance with credit procedures in regard to Austrian corporate customers and suggests measures for further improving the quality of credit analysis and monitoring.

Credit exposures that fall into the standardized lending category are subject to standardized review. Local branch officers monitor unusual account activity and other factors indicating potential changes in creditworthiness. As part of our regular updating of the rating analysis, our credit exposures to corporate customers, real estate customers, larger private customers and professionals are reviewed at least once a year, or at the time of a new credit application if filed before such a review.

Loans included in the collateral pools for our public sector and mortgage *Pfandbriefe* are audited by the Trustee of Bondholders (*Treuhänder der Pfandbriefbesitzer*) appointed by the Austrian Federal Ministry of Finance or by the Financial Market Authority from time to time, as part of the supervision of our mortgage banking activities. Such audits include examination of the current status of loans added to the collateral pool, valuation methods used and compliance of the asset pool with applicable legal requirements.

Problem Loan Procedures

If, as a result of the reviews described above, a customer's rating falls to "7," or if our early warning system raises the alarm, that customer is placed on our internal credit watch list. In addition, customers

may also be placed on the watch list for other reasons, such as when a problem affects an entire industry.

A customer or loan exposure placed on the watch list becomes subject to detailed review and intense monitoring to enable us to develop a strategy for dealing with the exposure. Initially, the credit officer continues to administer the loan. If there is no improvement, or if additional warning signs occur, the unit of our Credit Restructuring department (*Sanierungseinheit*) that has provided support since the appearance of the credit exposure on the watch list takes over full responsibility for managing the exposure. Such warning signs can include the extensive use of overdraft facilities, late payments on a loan or, in the case of commercial customers, the fact that the borrower covers operating losses with extraordinary income. If there are signs that the credit exposure may result in a partial or total loss, the borrower's rating is reduced to level "8" and responsibility for the credit exposure is transferred to the relevant restructuring unit. Restructuring units also have the authority to take charge of any watch list case. Such a transfer to a restructuring unit generally takes place before a loan loss provision is made.

If the exposure has entered into the stage of being recovered, for example, in an insolvency or settlement proceeding, attempts will be made to recover the amounts outstanding on the loan by liquidating any collateral or pursuing other forms of legal recourse.

Loan Loss Provisions

A loan loss provision will be made if, in the reasonable discretion of the person authorized to make such determination, a partial or full loss on the loan is expected. Provisions are made, for instance, when the financial situation of the customer deteriorates substantially, when the customer continuously defaults on payments that are due, particularly under an agreed upon restructuring plan, or when insolvency proceedings have been initiated with respect to the customer. The amounts of our loan loss provisions for problem loans are determined on a case-by-case basis based on an analysis of the overall risk of loss, taking into account all circumstances, particularly the value of any collateral, the financial condition of the borrower and the nature of the loan. For problem loans with a total exposure not exceeding EUR 50,000, standardized loan loss provisions are made.

Provisioning decisions are made in accordance with an internal approval system.

Risks in the loan portfolio are continuously under review. Provisions are generally reversed when the economic conditions leading to the making of the provisions no longer exist.

Interest Accrual and Write-Offs

We categorize loans as doubtful if we determine that there is a danger of loss, and a loan loss provision has been established or write off has been recorded. We place doubtful loans on a non-accrual basis when the assumption can be made that the customer will no longer service its scheduled payment obligations. In the case of all problem loans, the relevant officers decide at what point interest should no longer be accrued as income. We cease to accrue interest if there is a high probability that such interest will not be paid, and record such interest as income only as it is actually paid. In the event that it is determined that previously accrued interest will not be paid, a provision is taken, and the accrual is eventually written off when it becomes due and is not paid.

After completion of any recovery proceedings, any uncovered amount of the exposure will be written off. In rare cases (*e.g.*, the death of the borrower), a loan can be written off without prior loan loss provisions. A transfer to doubtful accounts will be made only if restructuring measures have partly or completely failed, but it nonetheless appears possible that recoveries might be able to be obtained from the borrower within the next few years.

Credit Risk Exposure

The following tables separately set forth the credit exposures faced by our group, our company, our CEE banking subsidiaries (excluding Poland), and BPH PBK. The tables describing the credit exposures of our group are based on consolidated data, while the other tables (relating to our company, our CEE banking subsidiaries (excluding Poland) and BPH PBK) are based on non-consolidated data. Exposures that are not included in these tabes are described under "—Other Assets and Contingent Liabilities." The level of detail contained in the analysis differs for each level of our group. The level of detail is highest in our core Austrian operations, followed by our CEE operations, where we are focusing on raising the level of detail regarding credit exposures to the level employed in Austria. BPH PBK cannot as a practical

matter report risk exposure to us at the same level of detail as employed in our Austrian operations or in other CEE countries. See "—Credit Risk—Internal Rating System—Risk Classification at BPH PBK." However, based on their own information technology systems, the data structure at BPH PBK is set up in accordance with our group standards. The Credit Committee of BPH PBK's Supervisory Board, the head of our Group Credit Management department and our company's Polish desk regularly review data reported through this structure.

For purposes of the following tables, we define our credit exposures as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations.

Bank Austria Creditanstalt Group

The credit exposure information set forth below for Bank Austria Creditanstalt Group is based on consolidated data prepared in accordance with IAS.

The following table breaks down our total credit exposure, including undrawn commitments, by category of credit exposure for the years 2002 and 2001:

	As of December 31,	
	2002	2001
	in EUR million	
Loans and advances to credit institutions	29,558	42,596
Loans and advances to customers	76,354	78,583
Trading assets	18,954	13,735
Investments	14,039	15,098
Contingent liabilities	20,574	18,865
Total	**159,479**	**168,876**

The above credit exposure categories are described as follows:

- Loans and advances to credit institutions include money market placements.
- Loans to customers (private individuals, corporates and public entities) include money market placements, loans (revolving loans, term loans and overdraft facilities), mortgage loans, loans to local authorities, leasing receivables and export loans.
- Trading assets include bonds and other fixed income securities, shares and investment certificates and positive market values of derivative financial instruments.
- Investments include bonds and other fixed income securities and shares and investment certificates.
- Contingent liabilities include acceptances and endorsements, letters of credit and other trade related guarantees, undrawn portions of committed credit lines and other contingent liabilities.

The significant decline of the loans to credit institutions is due mainly to our decision to reduce exposure to banks and interbank loans in favor of off-balance sheet derivative transactions.

The following table breaks down our total credit exposure by region and customer group. The customer groups listed in this table do not correspond exactly to our business segments, which have been adjusted recently in a manner that is not reflected in our credit exposure categories.

	As of December 31,	
	2002	2001
	in EUR million	
Corporate customers (including financial institutions)	108,708	117,352
of which: credit institutions, including trading assets and derivative products	59,717	67,136
of which: corporate customers, including public sector	48,991	50,216
Domestic real estate finance and real estate customers	7,900	6,908
Domestic private customers, professionals and small- and medium-sized enterprises	15,559	13,403
Other	2,503	7,661
CEE	24,809	23,552
of which: Poland	11,964	13,848
of which: Other CEE	12,845	9,704
Total	**159,479**	**168,876**

The decline in volume in the corporate customers group resulted from the underlying declines in respect of credit institutions based on our decision to focus on off balance sheet derivative transactions rather than interbank lending. The decline in the area of Other is due mainly to a 2002 change in classification whereby certain of our leasing and finance subsidiaries were transferred to the corporate customers group.

The following chart breaks down our total credit exposure as of December 31, 2002 by geographic region (based on the location of the counterparty):


Other
5.3%
U.S., Canada, Cayman Islands
3.5%
CEE
20.1%
Austria
45.3%
Western Europe
25.8%

Our exposure in Western Europe is concentrated in financial institutions and multinational customers. The exposure to multinational customers classified as Western European generally is limited to their businesses in Austria and the CEE region.

Bank Austria Creditanstalt AG

The information below describes the credit risk position of Bank Austria Creditanstalt AG on an unconsolidated basis.

The following table breaks down our company's total credit exposure, excluding undrawn commitments, by category of credit exposure for the years 2002 and 2001:

	As of December 31,	
	2002	2001
	in EUR million	
Loans and advances to credit institutions	27,926	38,244
Loans and advances to customers (including bonds issued by public entities)	66,806	69,878
Fixed interest rate securities	8,525	7,736
Contingent liabilities	10,702	9,956
Total	**113,959**	**125,814**

The decline in loans to credit institutions was due to a decision to lessen our exposure to interbank lending.

The following table breaks down our company's total credit exposure as of December 31, 2002 by internal risk classification:

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
		in EUR million, except % amounts			
Total	**100,464**	**8,011**	**1,227**	**4,256**	**113,959**
in % of total	88.2	7.0	1.1	3.7	100.0
of which: unsecured	88,383	5,372	785	3,601	98,141
in % of unsecured	90.1	5.5	0.8	3.7	100.0

We define non-performing loans as loans that are rated doubtful/loss (categories 9 and 10 in our internal rating system). See "—Credit Risk—Internal Rating System." At our company, 78% of non-performing loans are covered by provisions or by collateral or other forms of credit support. The

balance of provisions at our company as of December 31, 2002 was EUR 2,661 million, of which EUR 2,588 million was for on-balance sheet risks and EUR 73 million was for off-balance sheet risks. Based on our company's recovery history, we are comfortable that this level of provisions appropriately covers our loan portfolio. In addition, average recoveries/releases of provisions in excess of 40% of direct write-offs and provisions over the last five years demonstrate our company's conservative provisioning policies.

The following table shows our company's total credit exposure as of December 31, 2002, broken down by geographic region (based on location of counterparty) and internal risk classification:

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
			in EUR million		
Austria	58,416	5,665	1,169	3,606	**68,857**
Foreign	42,048	2,346	58	650	**45,102**
Western Europe	32,224	642	33	311	**33,209**
North America	4,620	171	6	22	**4,819**
CEE	3,391	273	14	138	**3,816**
Far East	725	22	2	41	**790**
Turkey, Middle East and Africa	699	191	1	6	**897**
Russia	88	952	1	29	**1,070**
Latin America and Caribbean	89	95	2	103	**289**
International Organizations	211	0	0	0	**211**
Total	**100,464**	**8,011**	**1,227**	**4,256**	**113,959**

The comparatively better credit quality of our company's international portfolio outside CEE and Russia reflects the predominance of our company's exposure to international banks and multinational corporations. The loans characterized as requiring management attention in Russia consist almost exclusively (94%) of an exposure to one counterparty, of which, however, 98% is covered by the Austrian Export Credit Agency.

The following table breaks down our company's total credit exposure as of December 31, 2002 by industry sector:

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
			in EUR million		
Banking and insurance	51,888	1,440	16	89	**53,433**
Public administration	12,647	365	51	110	**13,172**
Production of goods	7,150	616	183	1,106	**9,055**
Real estate	7,099	1,051	219	480	**8,849**
Corporate services	5,108	581	84	415	**6,188**
Trade	3,800	656	159	719	**5,335**
Construction	1,581	238	85	371	**2,275**
Transport and communication	1,342	197	55	134	**1,729**
Energy and water supply	1,398	84	0	13	**1,495**
Tourism	361	286	48	186	**881**
Agriculture and forestry	85	59	9	36	**188**
Other	240	4	0	31	**275**
Consumers	7,766	2,435	320	565	**11,085**
Total	**100,464**	**8,011**	**1,227**	**4,256**	**113,959**

Our portfolio is well diversified, and the largest industry sectors (*e.g.*, consumers and production of goods) include a broad variety of subsegments. Banking and insurance includes, for example, banks, central banks, insurance providers and stock exchanges. Production of goods includes, for example, makers of simple consumer goods such as food and paper as well as producers of sophisticated products such as television screens and computers. The category "Consumers" in this table represents loans to private individuals. Loans to private individuals that are rated are categorized according to the rating such loans have received, while loans to private individuals that are not rated according to our 10-point internal rating system (representing about 55% of our total exposure to private individuals) are allocated *pro rata* to our risk classifications in the same proportion as the total of rated consumer loans.

CEE (excluding Poland)

The following table shows the total credit exposure of our CEE banking operations as of December 31, 2002, broken down by our internal risk classification, and excluding information from Poland, Bulgaria and the corporate and private customer and professionals segments of Splitska Banka, each of which are addressed separately below:

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
		In EUR million, except % amounts			
Total	**11,129**	**942**	**117**	**81**	**12,269**
in % of total	90.7	7.7	1.0	0.7	100.0
of which: unsecured	10,134	631	65	55	10,885
in % of unsecured	93.1	5.8	0.6	0.5	100.0

The balance of provisions as of December 31, 2002 was EUR 114 million.

The following table shows the credit exposure of our CEE banking operations (excluding Poland, Bulgaria and parts of Croatia) as of December 31, 2002, broken down by country:

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
			In EUR million		
Czech Republic	4,354	284	28	47	**4,713**
Hungary	3,072	332	65	17	**3,485**
Slovakia	1,282	51	2	13	**1,348**
Croatia (including part of Splitska Banka)	1,458	111	11	1	**1,581**
Slovenia	695	48	10	3	**756**
Romania	268	116	1	0	**385**
Total	**11,129**	**942**	**117**	**81**	**12,269**

The high level of "management attention" loans in Romania is mainly due to exposure to Romanian public entities, which is capped at the ceiling of Romania's international sovereign rating.

Our operations in Poland are not included in this chart due to the different risk classification system that was applicable to BPH PBK until the end of 2002, which does not permit comparison with other CEE countries. See "—Credit Risk—Internal Rating System—Risk Classification at BPH PBK."

The following table shows the total credit exposure of our CEE banking operations (excluding Poland, Bulgaria and parts of Croatia) as of December 31, 2002, broken down by industry sector:

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
			In EUR million		
Banking and insurance	5,189	58	2	1	**5,249**
Public administration	1,355	23	0	0	**1,379**
Production of goods	1,352	248	26	46	**1,671**
Trade	670	135	19	14	**838**
Real estate	625	188	31	9	**853**
Transport and communication	401	71	6	0	**478**
Energy and water supply	387	27	19	0	**433**
Corporate services	396	22	7	0	**424**
Construction	180	97	2	3	**281**
Agriculture and forestry	25	16	1	4	**45**
Tourism	31	8	0	2	**42**
Other	74	16	0	0	**90**
Consumers	445	34	5	2	**486**
Total	**11,129**	**942**	**117**	**81**	**12,269**

The category "Consumers" in this table represents loans to private individuals. Since our CEE banking operations do not apply our 10-point internal rating system and the resulting risk classifications

to loans to private individuals, these loans have been allocated *pro rata* to our risk classifications in the same proportion as the total of other loans.

For Croatia, the table above includes only HVB Bank Croatia as well as exposures to sovereigns and credit institutions and large exposures (according to the Austrian Banking Act guidelines) at Splitska Banka, and does not include the corporate, private client or professionals segments of Splitska Banka. The corporate, private client and professionals segments of Splitska Banka are broken down in accordance with National Bank of Croatia standards, see "—Credit Risk—Internal Rating System—Risk Classification at Splitska Banka," as set forth in the following table. Our internal rating system has now been implemented at Splitska Banka, and we expect to be in a position to classify this exposure according to our group-wide rating standards by the end of 2003. There may be an insignificant overlap between the total amount of exposure set forth for Croatia above, and the total amount set forth in the following table:

	Standard	Substandard	Doubtful	Loss	Total
		in EUR million			
Total	**835**	**20**	**25**	**31**	**911**
in % of total	92	2	3	3	100.0
of which: unsecured	333	2	6	29	369
in % of unsecured	40	9	23	93	41

The balance of provisions as of December 31, 2002 was EUR 58 million.

Our operations in Bulgaria are not included in the table showing credit exposure of our principal CEE banking operations because CB Biochim was not reported on a consolidated basis as at the end of 2002. Classification of credit exposure according to the National Bank of Bulgaria rating system, see "—Credit Risk—Internal Rating System—Risk Classification at CB Biochim," is set forth in the following table:

	Standard	Watch	Substandard	Doubtful	Loss	Total
			in EUR million			
Total	**390**	**11**	**2**	**3**	**19**	**425**
in % of total	91.5	2.6	0.5	0.7	4.5	100
of which: unsecured	311.8	10.8	1.6	3.0	14.5	341.9
in % of unsecured	91.2	3.2	0.5	0.9	4.2	100

The balance of provisions as of December 31, 2002 was EUR 21 million.

Poland

The overall credit portfolio of BPH PBK on an unconsolidated basis as of December 31, 2002 amounted to EUR 5,635 million before general credit risk provisions (based on an exchange rate of EUR 1.0/PLN 4.021). The total credit exposure set forth in the following table is different than the total credit exposure for Poland set forth in the Bank Austria Creditanstalt Group table broken down by region and customer group because certain exposures in Poland are not included in the credit portfolio of BPH PBK as reported in accordance with National Bank of Poland requirements. See "—Credit Risk—Internal Rating System—Risk Classification at BPH PBK."

The following table shows the credit portfolio of BPH PBK (based on utilized and drawn commitments) pursuant to the classification system of the National Bank of Poland as of December 31, 2002:

	Normal	Watch	Substandard	Doubtful	Loss	Total
		in EUR million, except % amounts				
Total	**3,968**	**458**	**191**	**312**	**706**	**5,635**
in % of total	70.4	8.1	3.3	5.5	12.5	100.0
of which: unsecured in %	69.4	34.5	35.1	34.2	66.1	63.5
of which: provisioned in %	0	0	7.0	19.8	65.3	9.5

We define non-performing loans as those loans that are rated 9 and 10 in our internal rating system. See "—Credit Risk—Internal Rating System." At BPH PBK, 96% of non-performing loans are covered by provisions (50%) or collateral (46%). The balance of provisions as of December 31, 2002 was

EUR 536 million. Based on BPH PBK's recovery history, we are comfortable that this level of provisions appropriately covers that subsidiary's loan portfolio.

The following table shows the total credit exposure of BPH PBK as of December 31, 2002, broken down by industry sector. The data in this chart is based on total commitments (including undrawn commitments).

Industry sector	in EUR million	in % of total
Trade and commerce	1,129	22
Banking and insurance	703	14
Real estate	701	14
Light industry	397	9
Heavy industry	367	7
Public administration	303	6
Chemical industry	258	5
Production of goods	239	5
Metallurgy	200	4
Communications	196	4
Oil Industry	133	3
Transport	126	2
Mining	108	2
Agriculture and forestry	70	1
Energy and water supply	55	1
Construction	50	1
Other sectors	113	2
Total corporate, small and medium sized business and real estate	**5,149**	**77**
Private customers	1,530	23
Total	**6,679**	**100**

The total amount of credit exposure reflected in this table is different than the total amount reflected in the previous table showing the total credit portfolio of BPH PBK pursuant to the classification system of the National Bank of Poland due to the level of utilization of commitments at BPH PBK. Commitments were utilized at approximately 84.4% as of December 31, 2002.

The following table shows the other credit exposure as of December 31, 2002 of BPH PBK that is not included in BPH PBK's credit portfolio as reported in accordance with National Bank of Poland requirements and is therefore not included in the foregoing tables:

Low risk	Management attention	Substandard	Doubtful/ Loss	Total
		in EUR million		
6,625	111	27	282	**7,044**

The balance of provisions as of December 31, 2002 was EUR 242 million (including provisions at BPH PBK's two consolidated subsidiaries, GBG and HypoVereinsbank Bank Hipoteczny S.A.). The other credit exposure of BPH PBK set forth above is largely composed of trading assets and fixed investments.

Other Assets and Contingent Liabilities

The following table breaks down our total credit exposure as of December 31, 2002 in respect of other assets that are not included in the foregoing tables in the sections titled "—Bank Austria Creditanstalt AG" and "—CEE (excluding Poland)," based on our internal risk classification system:

	Low risk	Management attention	Substandard	Doubtful/ Loss	Total
			in EUR million		
Positive market values of derivatives	10,740	8	1	1	**10,750**
Undrawn committed credit lines	7,752	331	55	67	**8,206**
Bank Austria Creditanstalt Leasing GmbH	4,820	861	137	272	**6,091**
Schoellerbank AG	1,414	69	15	22	**1,520**
Bank Austria Cayman Islands Ltd.	1,207	49	0	0	**1,256**
Other subsidiaries	1,138	262	160	14	**1,574**
Total	**27,071**	**1,581**	**368**	**377**	**29,397**

The balance of provisions as of December 31, 2002 was EUR 114 million.

This table, along with the tables that break down credit exposure by our internal risk classification set forth under "—Bank Austria Creditanstalt AG," "—CEE (excluding Poland)" and "—Poland," is based on unconsolidated data derived from our internal credit risk systems. The sum of the total credit exposures set forth in each of these tables exceeds the total credit exposure set forth for Bank Austria Creditanstalt Group because our group credit exposure is based on consolidated data prepared in accordance with IAS.

Country Risk

Country risk is defined as the transfer and conversion risk relating to cross-border transactions in non-Euro countries. It includes all positions from credit and treasury transactions as well as the risk associated with tradable fixed-income securities. Country risk also takes into account sovereign risk, which is the default risk of sovereigns or state entities acting as borrowers, guarantors or issuers.

With respect to calculating and managing country risk, our group (including BPH PBK) uses the same methodology, definitions and procedures as are applied across the HVB Group. According to these methods, we measure country risk mainly through the use of short-term and medium-term country ratings. Our country ratings are made up of two components. First, we employ empirically calculated statistical models that permit us to determine default probabilities and loss quotas for a given country on the basis of macroeconomic factors. Second, we integrate into our analysis political considerations and socioeconomic trends to better assess country risk. Such considerations are crucial factors for the final rating of countries that is assigned by the independent economic research groups within the HVB Group. Our economic research group is responsible for all CEE countries, while HypoVereinsbank's economic research group is responsible for all other countries. In addition to the default probability and the loss quota, the measurement of country risk takes into account the structure of the particular transaction. Based on these methods, each rating class is assigned an empirical default probability.

Using the empirical default probability data and other information derived through our country rating analysis, a portfolio model used across the HVB Group is employed to arrive at a monthly calculation of the value-at-risk stemming from country risks. HypoVereinsbank's economic research group pays particular attention to the inclusion of portfolio effects. Consequently, HypoVereinsbank's economic research group can arrive at an accurate reflection of the diversification effects among countries, regions and loan default risks at the HVB Group level, which is an integral part of its portfolio model.

Management of country risk within the HVB Group is based on a centralized process in which Bank Austria Creditanstalt Group is responsible for the CEE countries. All country limits are coordinated at the HVB Group level and approved by HVB Group's Strategic Group Credit Committee. At the Bank Austria Creditanstalt Group level, a unit in the Group Credit Management department is responsible for country risk and limit management. Together with the financial institutions unit, this unit is also responsible for limit allocations for our company and our subsidiaries.

Limit Systems

As a key element of country risk control, we employ a limit system in which all relevant subsidiaries are integrated. Units responsible for country risk management work with volume limits per country (which are broken down by product risk group). This enables the relevant unit in our Group Credit Management department and each limit taker to confirm current limit utilization. Furthermore, country limits and exposures are monitored on a daily basis by this unit.

Regional Risk Analysis

The country risk profile of our overall portfolio remained stable in 2002 compared with 2001. Country exposures in rating classes one through five in our internal rating system (on a master scale of one through ten) still account for 99% of our total exposures. The majority of these exposures pertain to highly developed countries or products with reduced transfer risk (for example, short-term trade finance).

The following table breaks down our country risk exposure and value-at-risk exposure as of December 31, 2002 by region, based on a holding period of one year. Value-at-risk exposure is determined on the basis of statistically expected changes in market parameters for a given holding period. In the context of regional risk exposure, we use value-at-risk to measure unexpected loss, calculated on the basis of our internal risk rating for a given country. This method yields the economic capital that we allocate to different countries and regions.

Region	Exposure in EUR million	Exposure in %	Value-at-risk in EUR million	Value-at-risk in %
Western Europe	16,091	50.0	0	0.4
North America	9,591	29.8	3	10.0
CEE	4,247	13.2	13	43.5
Asia/Pacific	887	2.8	3	8.3
Near-Middle East/North Africa	690	2.1	2	6.9
CIS & Turkey	376	1.2	6	18.1
South and Central America	180	0.6	3	9.4
South Africa	109	0.3	1	3.4
Baltic States	6	0.0	0	0.0
Total	**32,176**	**100.0**	**31**	**100.0**

The following table breaks down our country risk exposure and value-at-risk exposure as of December 31, 2002 by internal rating class. Our internal rating classes, which we rank on a ten-category scale, are based on ranges of expected default frequencies, with one representing the lowest and ten the highest expected default probability. See "—Credit Risk—Internal Rating System."

Rating class	Exposure in EUR million	Exposure in %	Value-at-risk in EUR million	Value-at-risk in %
Rating 1 – 5	31,753	98.7	19	63.2
Rating 6 – 7	394	1.2	9	30.5
Rating 8	16	0.1	1	3.5
Rating 9 – 10	13	0.0	1	2.9
Total	**32,176**	**100.0**	**31**	**100.0**

The following table breaks down our country risk exposure as of December 31, 2002 and December 31, 2001, by region and product category:

Region	Lending		Treasury transactions		Issuer risk		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
				in EUR million				
Western Europe	4,831	4,050	9,616	7,739	1,644	1,038	16,091	12,828
North America	3,705	2,051	3,796	4,111	2,090	3,317	9,591	9,480
CEE	2,973	2,557	671	443	603	381	4,247	3,381
Asia/Pacific	281	438	409	920	197	230	887	1,588
Near-Middle East/North Africa	215	226	392	369	84	79	690	674
CIS & Turkey	233	248	22	18	121	58	376	324
South and Central America	79	240	0	0	101	83	180	323
South Africa	93	103	16	9	0	14	109	126
Baltic States	5	2	0	3	1	13	6	18
Total	**12,414**	**9,915**	**14,923**	**13,613**	**4,840**	**5,214**	**32,176**	**28,743**

Trends regarding country risk varied significantly by region between 2001 and 2002. In some regions, our exposure was significantly reduced. For example, our exposure in Asia/Pacific decreased mainly due to treasury transactions in Japan and Hong Kong, while in South and Central America we reduced our exposure mainly due to deteriorated country risk. In other regions, our exposure increased. For example, our exposure in Western Europe increased mainly due to treasury transactions. In the CEE countries, the increased integration of CEE countries into EU economic structures led to an improvement in our overall risk position in CEE through increases in lending volumes and better ratings.

Market Risk

Market risk refers to fluctuations in interest rates, exchange rates, share prices and commodity prices. Market risk derives from trading in treasury and capital market products for which the prices are fixed daily, as well as from our more traditional banking business in connection with loans we extend and other regular banking activities.

Our market risk management encompasses the recognition, measurement, monitoring and management of market risk resulting from our banking business on a group-wide basis. We assume market risk in both our trading and our non-trading activities (which include interest rate positions, balance sheet structures and hedging positions). We distinguish three types of market risk:

- interest rate risk;
- foreign exchange risk; and
- equity risk.

Austrian banking regulations allow banks to calculate capital requirements in respect of market risk using their own internal models. Such internal models are required to fulfill certain qualitative and quantitative criteria in line with the Basel Accord and the EU Capital Adequacy Directive. These criteria include independent risk management, on-site examinations by regulatory officials, regular stress tests and the application of standardized risk parameters (using, for example, ten day holding periods and a 99% confidence level).

Though we coordinate with HVB Group in respect of our market risk strategy, there is no model for market risk at the HVB Group level that is applicable to our group. Accordingly, our group does not use an HVB model for market risk management, but rather relies on the policies approved by our Management Board and set forth in our global market risk management manual. This manual relies on the value-at-risk approach to measure and manage market risk. It defines the lines of reporting for market risk, the limit setting process, reporting requirements and the responsibilities of relevant risk management units. Currently, there is no plan whereby we would switch our market risk management policies to an HVB Group-wide model.

Value-at-Risk Analysis

Our group-wide method of measuring market risk is based on a value-at-risk approach. Value-at-risk is determined on the basis of statistically expected changes in market parameters for a given holding period at a specified level of probability. Our self-developed internal model, which has been implemented on a group-wide basis, takes into account all relevant market risk takers and units. Minor positions not included in our internal model are calculated according to the standard approach of the EU Capital Adequacy Directive. Such positions arise in some smaller domestic subsidiaries which have no active trading or in newly acquired units for a limited period of time.

Our internal model meets the requirements set forth by the Austrian National Bank as a model for determining our capital funding requirements. It is based on a variance-covariance approach and uses a 99% confidence level. The model utilizes two different holding periods, one day and ten days, for purposes of calculating our capital funding requirements. We adjust our value-at-risk model in response to developments in the financial markets and our risk management needs on an on-going basis.

Our Market Risk and Asset/Liability Management Committee (MARALCO), which has overall responsibility for the control of the market risk arising from our trading books and for the management of our balance-sheet structure, sets our value-at-risk limits on an annual basis. These value-at-risk limits are subject to approval by our Management Board, and may be changed during the course of a year in response to various factors, including stress test results or market fluctuations, to adjust our limits for new trading activities. A sub-committee of MARALCO meets on a weekly basis and is responsible for monitoring our market risk profile and making individual decisions regarding positions in our banking book based on interest forecasts and assessments of our overall risk position. Market risk within our trading book is managed through individual trading desks and is monitored by MARALCO via limit reports and an assessment of the risk/return ratio of individual trading strategies. At each level of our market risk management organization, we attempt to satisfy the need for higher limits for certain trading units through limit shifts from one unit to another, rather than a limit increase. Before a new product (for example, a new type of option or security) is approved, a detailed procedure must be followed during the course of which, among other things, market risk management is consulted concerning valuation and risk assessment.

Daily risk parameters (based on our value-at-risk methodology) and the daily profit-and-loss of our market risk activities are calculated and reported to management by the independent market risk management unit that is part of the Strategic Risk Management department. These daily reports give a clear picture of the relationship between risk calculated on the value-at-risk basis and return (profit/loss). This information is used as part of the yearly budgeting process and gives our management an overview about the risk/return profile of the individual trading desks.

Market risk management in our CEE operations follows the same approach as in our Austrian operations. Our CEE units are treated as part of our group's overall risk exposure. Market risk in our CEE units is calculated on a daily basis, and each subsidiary is benchmarked against its own individual value-at-risk limit as well as certain additional limits (which include, for example, stop-loss limits and volume limits), as applicable. In addition, our market risk management system is locally implemented in our most important foreign operations (Warsaw, Prague, Budapest and Bratislava). All of our foreign subsidiaries have established an independent market risk management unit that reports regularly to MARALCO.

Limits for our CEE units are approved by MARALCO and our Management Board. Actual trading and market positioning takes place locally, and the CEE units have local Asset/Liability Committees, or ALCOs, in place which facilitate communication between the local Treasury department and local market risk management. Our CEE units work under the policies and limits granted by MARALCO, and minutes of ALCO meetings and decisions are reported to the relevant market risk management department. Our Treasury and Market Risk departments have the right to intervene in local market risk management activities and practices, if necessary.

For purposes of our internal market risk management and limit system, we assume a holding period of one day, as is the general industry standard. To calculate the capital tied up by our trading activities under the Capital Adequacy Directive we use a holding period of ten days in accordance with the relevant standards.

The reliability and accuracy of our group's internal value-at-risk model is monitored by daily back-testing that compares the value-at-risk amounts calculated for the previous period with the profits

and losses actually generated during that period. Since 1998, the year in which we introduced our internal market risk management model, we have only observed four back-testing excesses. A back-testing excess, or outlier, occurs during a period for which we incur a loss which exceeds the value-at-risk for that period. This number of outliers is within the so called "green zone" of the Basel Accord and the Capital Adequacy Directive and accordingly indicates the reliability and accuracy of our internal model.

We complement our value-at-risk calculations by various stress tests to identify the potential impact of extreme market scenarios on the value of our trading portfolios. These stress scenarios simulate both exceptional movements in prices or rates and dramatic deteriorations in market liquidity.

The following table sets forth the value-at-risk for our trading books as of December 31, 2001 and 2002, broken down by types of market risk:

	Interest rate risk		Foreign exchange risk		Equity risk	
	2002	2001	2002	2001	2002	2001
			in EUR million			
Bank Austria Creditanstalt Group	5.2	6.3	2.0	8.0	0.9	1.3
Bank Austria Creditanstalt AG	4.8	7.1	1.9	8.2	0.9	1.3

Trading positions in our group are limited compared with overall market risk, and the largest exposures are taken at Bank Austria Creditanstalt AG. Equity risk does not play an important role in our trading books.

The following table shows the value-at-risk calculation for the banking and trading books of our group in 2001 and 2002, broken down by risk categories and important risk takers. The ALCO category describes all our activities related to our Asset/Liability management in Vienna. This includes our customer business, hedging for balance sheet items and additional position-taking with long- or medium-term approaches. The CEE category includes all of our CEE subsidiaries, where risk exposure is managed largely at the local level. The minimum and maximum value-at-risk figures show the bands within which the values fluctuated during the periods specified.

	Interest rate risk						Foreign exchange risk		Equity risk		Total	
	Overall		ALCO		CEE							
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
						in EUR million						
Average	17.5	14.0	9.2	8.4	1.5	1.6	2.8	2.8	2.3	2.0	**22.6**	**18.9**
Maximum	35.7	29.4	21.2	15.8	5.2	7.9	10.3	12.3	5.5	6.5	**44.9**	**34.9**
Minimum	7.4	4.4	2.8	2.2	0.7	0.2	0.8	0.6	0.9	0.9	**11.8**	**8.3**
As of Dec. 31	12.3	23.2	6.5	9.7	3.3	7.5	2.0	8.0	0.9	1.3	**15.2**	**32.6**

Our overall value-at-risk fluctuated between EUR 8 million and EUR 45 million in 2001 and 2002. Changing positions, market volatilities and correlations are reasons for the permanently changing risk profile within the prescribed highs and lows. The limit utilization was within the approved limits over the entire period. Higher value-at-risk in the second half of 2002 was caused by larger interest rate positions, especially within our Asset/Liability Management activities. This positioning allowed us to take advantage of the mid-term interest rate trend in major currencies.

Asset/Liability Management

The Asset/Liability Management department within our International Markets/Treasury department focuses mainly on the management of interest risk arising from our customer business in relation to loans and deposits from customers. In addition, the Asset/Liability Management department takes its own strategic interest rate positions within group-wide limit parameters. A sub-committee of MARALCO is informed weekly about the positioning and the strategies of the Asset/Liability Management department.

Our profit centers are protected from market risk through a matched funds transfer pricing system applied throughout our group. The matched funds transfer pricing system distinguishes between the margins earned through our customer business and the profitability of taking certain interest rate

positions. This system is based on current market rates and is the basis for measuring the profitability of our profit centers and products, as well as our overall interest rate risk position.

Historically, our deposit base has been a relatively stable and reliable source of funding for us. Within our funds transfer pricing system, we forecast the on-average expected maturities for our deposits as well as for our variable interest rate loans to customers. Structural mismatches are reflected in the interest rate position of the bank and the result of the maturity transformation is shown in the net interest income of the bank.

We use the value-at-risk method to measure market risk in our banking book in the same manner that we use it to calculate value-at-risk in our trading book. Given the special significance and complexity of our domestic customer business, the value-at-risk calculation is complemented by a regular analysis of net interest income. The analysis is based on simulations that provide indications of net interest income volatility. The simulation takes various factors into account, including the business volume as of the reporting date, assumptions regarding new business, demand behavior (interest rate elasticity) and general developments affecting margins in major market segments. The simulation enables us to identify risks in our domestic customer business at an early stage.

A comprehensive analysis of our group's interest rate risk for 2002 showed the following interest rate sensitivities for our trading and non-trading activities, which estimate the effects of an increase of one basis point on the market values of our interest-bearing assets and liabilities as well as off-balance sheet derivatives:

	As of March 31, 2002					
	-1Y	1Y-2Y	2Y-4Y	4Y-7Y	7Y-	Total
			in EUR			
EUR	-513,557	-53,257	292,745	-716,536	-495,074	**-1,485,679**
USD	-356,547	-147,937	1,748	189,056	-86,103	**-399,783**
CHF	-98,524	-97,944	15,929	-12,670	-5,956	**-199,165**
PLN	3,200	13,233	15,128	3,424	20,424	**55,409**
Other	-236,446	-64,273	45,149	-1,174	-39,143	**-295,887**
Total	**-1,201,874**	**-350,178**	**370,699**	**-537,900**	**-605,852**	**-2,325,105**

	As of June 28, 2002					
	-1Y	1Y-2Y	2Y-4Y	4Y-7Y	7Y-	Total
			in EUR			
EUR	-14,980	847,971	120,258	-1,098,280	-305,450	**-450,481**
USD	151,681	-96,613	37,448	-120,143	93,791	**66,164**
CHF	-138,488	-22,998	8,189	-7,223	-35,421	**-195,941**
PLN	26,754	-24,386	20,790	-29,495	4,448	**-1,889**
Other	-219,302	-17,223	13,641	62,166	-28,423	**-189,141**
Total	**-194,335**	**686,751**	**200,326**	**-1,192,975**	**-271,055**	**-771,288**

	As of September 30, 2002					
	-1Y	1Y-2Y	2Y-4Y	4Y-7Y	7Y-	Total
			in EUR			
EUR	34,739	-401,277	82,320	-851,336	-930,348	**-2,065,902**
USD	125,457	-209,847	91,233	-86,605	-40,754	**-120,516**
CHF	-147,924	-2,595	2,730	625	-31,892	**-179,056**
PLN	21,211	-24,498	-1,256	-47,630	17,790	**-34,383**
Other	-216,478	-16,216	-109,411	109,955	9,550	**-222,600**
Total	**-182,995**	**-654,433**	**65,616**	**-874,991**	**-975,654**	**-2,622,457**

	As of December 31, 2002					
	-1Y	1Y-2Y	2Y-4Y	4Y-7Y	7Y-	Total
			in EUR			
EUR	-569,158	137,328	422,124	-594,862	-915,961	**-1,520,529**
USD	122,441	-35,931	-93,876	121,459	36,547	**150,640**
CHF	-169,948	6,890	3,478	6,114	-54,128	**-207,594**
PLN	-68,449	-34,588	-44,770	-94,511	33,924	**-208,394**
Other	-153,786	56,606	-21,984	53,196	56,903	**-9,065**
Total	**-838,900**	**130,305**	**264,972**	**-508,604**	**-842,715**	**-1,794,942**

For purposes of these tables, "-1Y" means less than one year, "7Y-" means over seven years, and the other column headings indicate the ranges of years between one and seven for which we have prepared interest rate sensitivities for our trading and non-trading activities. In addition, "CHF" means Swiss Franc.

Liquidity Risk

We manage our liquidity situation to ensure that sufficient liquidity is available to meet our commitments to our customers, both in respect of demand for loans and repayments of deposits, and to satisfy our own cash flow needs.

Issues regarding our liquidity situation are covered by MARALCO and closely monitored by the Asset/Liability Management and the Risk Management departments. In our approach to liquidity risk

management, we attempt to avoid concentrations of our funding facilities, observe the current liquidity situation and decide upon new issues and the pricing for our assets and credit business. We also have a liquidity policy in place that describes our liquidity limits and includes a liquidity contingency plan. The contingency plan defines the responsibilities and procedures to be taken in case of a liquidity crisis. These measures include obtaining additional funding and using committed credit lines, as well as communicating with central bank authorities and the general public.

Our Market Risk Control departments report to the Management Board regarding our liquidity situation via MARALCO. Minimum liquidity ratios, which have to be maintained in accordance with our internal liquidity policy, are defined as the cumulative inflows for a certain period of time divided by the cumulative outflows for the same period of time. In addition to medium- and long-term limits based on minimum liquidity ratios, overnight liquidity limits need to be observed as well as regulatory requirements in Austria and in the different CEE countries in which we operate.

A funding plan that includes all funding requirements and sources for the current year is regularly presented by the Asset/Liability Management department to MARALCO. We have a stable and diversified funding base of customer deposits, our own issues of medium- and long-term debt securities and broadly diversified short term borrowing in the international markets.

Operational Risk

In line with the proposed Basel II banking regulatory reforms, we define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk. Examples of events that are included under this definition of operational risk are losses from fraud, computer system failures, settlement errors, model errors or natural disasters. To classify this broad risk type, we use various categories which track those of Basel II and provide a basis for loss data collection and risk calculation.

Framework and Monitoring Systems

An effective monitoring process is essential for adequately managing operational risk. Regular monitoring activities can offer the advantage of quickly detecting and correcting deficiencies in the policies, processes and procedures for managing operational risk. Promptly detecting and addressing these deficiencies can substantially reduce the potential frequency and/or severity of a loss event.

We currently monitor our operational risk on a group-wide basis. To this end, we have implemented in Austria and Poland an Intranet framework for operational risk management, called "inFORM." We expect to roll out this system to other banking subsidiaries in the CEE region in 2003. Apart from our roll out plans for the current version of inFORM, which is mainly focused on loss data collection, we are developing two future releases of inFORM that will implement a group-wide operational risk reporting system and define key risk indicators. Generally, our goal is to develop this Intranet solution into a central communication platform used for obtaining sector-specific loss data and quality scores as well as providing consistent information to our various divisions and the Management Board. We expect that this will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

We are focused on the implementation of a process to regularly monitor our operational risk profiles and material exposures to operational losses. Our systems calling for the regular reporting of information to senior management and the Supervisory Board will also support the proactive management of operational risk, which the Basel II Committee has required in its "sound practices" paper.

Apart from a regular exchange of ideas and concepts among our risk controlling departments and those of HVB Group, we are working closely with the HVB Group to model operational risk. We are planning to establish a joint working group to develop, evaluate and introduce several different risk calculation methods. In addition, the loss data collected in our group will be regularly transferred to the central loss database at HypoVereinsbank to allow for HVB Group-wide risk analysis.

Operational Risk Management Strategies

In analyzing and managing our operational risk for our Austrian operation as well as all our domestic and CEE subsidiaries (especially BPH PBK), we focus on the development of the following tools which can be used to identify and assess operational risks:

- Collection of loss data.
- Assessment of the risks in our operations and activities against a menu of potential operational vulnerabilities. We are doing this on the basis of checklists and interviews as we attempt to identify strengths and weaknesses in our operational risk environment.
- Increasing the use of risk indicators, statistics and/or metrics, primarily financial, in order to provide insight into our risk position. We intend to review such information on a periodic basis to assemble information concerning changes that may raise risk concerns, such as the number of failed trades, staff turnover rates and the frequency and/or severity of errors and omissions.
- Enhanced risk calculation.

Central to the successful implementation of methods and tools for the management of operational risks is the establishment of an adequate organizational structure. To this end, we have appointed OpRisk Managers in all of our business units and subsidiaries. The main duties of the OpRisk Managers are to support loss data collection efforts, provide user training for our Intranet application inFORM, maintain quality control and deliver feedback for improvements of risk controls and key risk indicators. Local risk managers are also responsible for taking measures to reduce, prevent or take out insurance against, operational risks. The quality of the operational risk management in the bank relies very much on the knowledge and motivation of the OpRisk Managers. In addition, the central risk control department defines operational risk management methods, measures and analyzes operational risks, develops and updates a rule book governing operational risk management and monitors developments in the Basel II process. It works in close coordination and cooperation with other central units including our internal audit, compliance and legal departments as well as our payment processing and settlement units.

We seek to minimize the operational risk associated with our communication, information and settlement processes through a number of measures concerning data security, confidentiality and integrity of stored data and access authorization systems, as well as through staff training programs. In addition, we engage in the development of back-up systems and emergency plans. Despite these measures, our computer systems, like any such systems, may be subject to malfunction. For example, in February 2003 we experienced a software malfunction that made electronic account information and payment processing unavailable for one day. We were able to manually process enquiries and payment instructions from customers who came to our branch offices. However, retail customers were prevented from accessing our Internet site and certain automated teller machines for a period of time.

Settlement Risk

Settlement risk arises whenever the exchange of cash, securities or other assets is not simultaneous. It occurs when delivery of such assets has occurred, but payment has not yet been made. Our trading activities may give rise to such risk at the time of settlement of those trades. We establish settlement limits for all individual transactions in order to mitigate settlement risk and avoid concentrations on a certain payment date. We monitor these settlements limits, as well as the cash payments that we receive, and compare them to the expected payments from trading activities on a timely basis.

For securities transactions, we mitigate settlement risk by closing transactions through a clearing agent that effectively acts as a stakeholder for both parties, only settling the trade once each party has fulfilled its side of the transaction. Such settlement is commonly termed "delivery versus payment" settlement.

Real Estate

As of December 31, 2002, we owned land and buildings with a total book value of EUR 760 million, with land and buildings used for banking operations accounting for EUR 742 million. Among the buildings owned by our company or its subsidiaries are the five buildings in Vienna at Am Hof 2, Schottengasse 6, Vordere Zollamtsstrasse 13, Lassallestrasse 5 and Julius-Tandler-Platz 3, which constitute our administrative headquarters.

In 1999, we transferred ownership of a substantial portion of our real estate used by third parties to a holding company wholly owned by a private foundation, the Immobilien Privatstiftung. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Divestitures to Subsidiaries of Private Foundations We Founded."

In accepting properties in the CEE region as security for loans, we seek to bear in mind that lax or non-existent environmental standards in Central and Eastern Europe during the past century resulted in significant contamination issues in many areas. There can be no assurance that properties against which we lend, or borrowers to whom we lend, will not be adversely affected by such contamination and related environmental issues. Foreclosure on such properties may bring with it environmental liability risks.

Investment Policy

As a financial services provider, our company focuses its investment activity predominantly on financial assets. The following table sets forth our group's payments for purchases of investments, property and equipment and intangible assets for the three years ended 2000, 2001 and 2002, as well as for the three-month period ended March 31, 2003:(1)

	Three-month period ended March 31, 2003	Year ended December 31, 2002	2001	2000
	in EUR million			
Payments for purchases of:				
Investments	352	7,540	4,155	7,670
Property and equipment, intangible assets	66	449	865	320
Total	**418**	**7,989**	**5,020**	**7,990**

(1) Amounts based on our cash flow statements for the periods indicated.

Payments for purchases of investments were exceptionally low in 2001 due to our transfer to HypoVereinsbank of substantially all our operations outside Austria and the CEE region in accordance with our Bank of the Regions Agreement with HypoVereinsbank. The increase in additions to property and equipment and intangible assets from 2000 to 2001 relates to goodwill resulting from the acquisition of PBK, BPH, Schoellerbank AG and the HVB Group entities in Hungary, the Czech Republic and Slovakia.

Most of our purchases of investments have been of held-to-maturity debt securities and available-for-sale securities such as shares in other companies, fixed-income securities, stock and other non-fixed-income securities. In recent years, only a small amount of our payments for purchases of investments has been for shares in affiliated/unconsolidated subsidiaries and interests in companies accounted for under the equity method.

Our investments in property, equipment and intangible assets consist mainly of investments in land and buildings used for our banking operations, as well as purchases of investment properties not relating to our banking business, which we hold to earn rental income and/or for capital appreciation. Intangible assets include goodwill as well as other intangible assets, especially investments in new software in connection with our major "Heureka" and "Banking for success" projects. This also includes costs for the development of consistent group software that we capitalized in accordance with IAS 38.

Legal Proceedings

Our company and its subsidiaries are involved in a number of legal proceedings that have arisen in the ordinary course of our business. We discuss below a number of pending and threatened lawsuits and investigations in which our subsidiaries or we are involved. Other than as discussed below, we do not expect the legal proceedings in which we are involved or with which we have been threatened to have a material adverse effect on our business or consolidated financial position. We note, however, that the outcome of legal proceedings can be extremely difficult to predict with certainty, and we offer no assurances in this regard.

- We are engaged in litigation with former and current employees relating to a 1999 restructuring of our pension plans.

In 1999, the former Bank Austria AG, the former Creditanstalt AG and other Austrian savings institutions converted their pension plans for employees retiring in 2000 and later years from direct defined benefit arrangements into defined contribution arrangements using pension funds as benefit providers. The great majority of the then active employees of Bank Austria AG and Creditanstalt AG were affected by the conversion, either as a result of savings bank sector and company-specific collective bargaining arrangements or as a result of individual election. For employees, participation in the conversion meant that their right to receive a defined company pension directly from us following retirement was converted into a right to a share of the assets (and hence the investment performance) of the pension funds.

Bank Austria AG and Creditanstalt AG contributed approximately EUR 690 million to two external pension funds in consideration for their assumption of the pension liabilities for the service periods of the affected employees before January 1, 2000. For service periods after that date, Bank Austria AG and Creditanstalt AG agreed to make periodic defined contributions to the pension funds. Approximately 60 of our company's employees elected not to participate in the conversion and so continue to be covered by our defined benefit plan arrangements.

The pension plan arrangements of employees who retired before January 1, 2000 were unaffected by the conversion.

The worldwide decline in equity markets since 1999 has caused the performance of the pension funds to fall significantly below the funds' forecasts. Employees who have retired or who plan to retire over the next few years claim that we should compensate them for the loss they have suffered as a result of the underperformance of the pension funds. Some former and current employees have initiated litigation seeking to recover from us any present or future shortfalls in their pension payments from the pension funds determined by reference to what their defined benefit claims would have been had the conversion not occurred. Furthermore, in relation to the same matter, the Austrian Union Association (*Österreichischer Gewerkschaftsbund*) has initiated litigation against the Austrian Savings Bank Association (*Sparkassenverband*), seeking to obtain a declaratory judgment on the illegality of the conversion and transfer of the pension obligations.

We are convinced that the transfer of the pension obligations was carried out in full compliance with applicable legal requirements. The business model of the public pension funds was approved by the Austrian Financial Market Authority.

At present, we consider the risk that a court will order us to guarantee a certain pension level for all employees affected by the conversion to be remote. If, however, we were ordered to guarantee pension levels for all employees who worked with us before the conversion at pre-conversion levels, the costs to us could be material, depending on the investment performance of the pension funds, mortality rates and other factors. We cannot rule out the possibility that employment courts will grant some compensation awards, particularly to employees who were close to retirement when the conversion occurred.

In 2002, in accordance with savings bank sector collective bargaining agreements, we made a one-time EUR 7.3 million payment to the two external pension funds to partially offset pension reductions for employees who retired between 2000 and 2002. As a result of this payment, as well as the release of certain funding reserves that had been established within the pension funds, the excess of the amount that would have been paid under the pre-2000 program over the amount available under the new arrangements was significantly reduced for most of the affected employees. These adjustments do not insulate plan participants against future investment losses.

- In 1993, Bank Austria (Schweiz) Aktiengesellschaft ("BACH"), then a subsidiary of the former Bank Austria AG, was named as a defendant in an action brought by Treuhandanstalt Berlin, the predecessor of the German Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS"). One of the claims in the action is that BACH participated in the embezzlement of funds. BvS seeks damages in the amount of approximately EUR 128 million plus interest at the rate of 5% per annum. We believe the claim is without merit. We have agreed to indemnify BACH for any losses or expenses that it may suffer as a result of this action, the resolution of which is anticipated to take several years. This indemnification remains in effect following our divestiture of our interest in BACH in early 2001. We have established a provision to cover the out-of-pocket costs of contesting the litigation.
- According to press reports, the governor (*Landeshauptmann*) of the Austrian province of Burgenland has announced that the province is preparing to commence a lawsuit against us

claiming damages of up to EUR 150 million in the wake of a financial crisis affecting Bank Burgenland, a regional bank for which the province provides a deficiency guarantee. The reports indicate that the suit might also include the Republic of Austria and Austrian bank supervisory authorities as co-defendants for alleged lapses in regulatory supervision.

We formerly held a 34% equity interest (43% voting) in Bank Burgenland and provided financing to Bank Burgenland including in the form of the repurchase transaction described below. In 2000, a fraud involving the former chief executive officer of Bank Burgenland and the owner of a group of companies that in aggregate constituted Bank Burgenland's largest borrower threatened to cause Bank Burgenland's collapse. We supported Bank Burgenland's rescue by converting approximately EUR 200 million of our outstanding credits into contingent payment claims (*Besserungskapital*) and extending revolving credit lines for the ongoing refinancing of Bank Burgenland. The province of Burgenland agreed to guarantee unconditionally the contingent payment claims, which are scheduled to be repaid in seven annual tranches beginning in 2004. As part of the rescue package, we transferred our entire ownership interest in Bank Burgenland to the province of Burgenland for less than one Euro. A Bank Austria employee who sat on the 15-member Bank Burgenland supervisory board consequently withdrew from that position.

The losses of Bank Burgenland for which the province bears financial responsibility are substantial relative to the size of the province's annual budget. According to press reports, the province's governor alleges that because of the size of our former shareholding in Bank Burgenland, we should bear a portion of the losses. Moreover, the province of Burgenland reportedly alleges that if a repurchase transaction that our subsidiary, Bank Austria Handelsbank AG, entered into with Bank Burgenland in May 1996, but before Bank Burgenland closed its books for 1995, and which allegedly enabled Bank Burgenland to finalize its 1995 financial statements, had not been entered into, the fraud would have been detected earlier and the losses that the province must bear as guarantor would be smaller.

We believe there is no legal foundation for a claim by the province or Bank Burgenland against us, and plan to contest vigorously any action that might be brought against us in this regard.

- For several years, seven other large Austrian banks and we have been the subject of antitrust proceedings before the European Commission. The European Commission alleges that the other banks and we violated European Union law by colluding as part of the so-called "Lombard Club" to fix interest rates, prices for various retail banking products and other business terms.

On June 11, 2002, the European Commission imposed fines on us and the other banks for alleged participation in what the Commission found to have been a cartel in violation of Article 81 of the EC Treaty. The fine imposed on Bank Austria Creditanstalt AG was EUR 30.4 million. We filed an appeal with the European Court of First Instance against the Commission's decision seeking to have the decision reversed or to have the fine reduced. We have established provisions to cover the costs of the litigation and the amount of the fine.

Although the amount of the penalty is not material to our financial position or results of operations, the confirmation of the decision of the Commission by the European Court of First Instance could have a negative impact on our reputation among customers in Austria and elsewhere, which could in turn adversely affect us.

Following the Commission's decision, criminal investigations (*Vorerhebungen*) were opened in Austria against several board members of the affected Austrian banks, including our former Chief Executive Officer who is now Chairman of our Supervisory Board. We believe that these criminal investigations are unfounded.

Certain consumer protection associations and politicians within Austria have announced that claims for damages against the banks involved in the "Lombard Club" decision, including us, are under consideration. We understand that, as a legal matter, it is uncertain whether a violation of Article 81 of the EC Treaty or of the Austrian laws that provide the basis for the criminal investigations may give rise to private claims for damages by individual customers. Through the date of this Offering Circular, no actions have been filed against us on this basis. We would consider such actions to be without merit for a variety of reasons. Adverse publicity relating to the Commission's findings, the criminal investigation or related litigation, however, may lend impetus to the presentation of claims based on the consumer protection law theories discussed below.

- Austrian consumer protection associations have alleged that banks in Austria have been charging their customers excessive interest and fees in contravention of Austrian consumer protection laws. Whether and to what extent such claims are justified depends on the individual circumstances and various legal issues which to date have not been finally resolved by the courts. As a result, it is not possible to give a reliable estimate of the extent to which such claims may lead to repayments to customers by Austrian banks. Like most other Austrian banks, we have been over the past few years repeatedly confronted with such claims from individual customers. We have adopted a policy of discussing and reviewing individual claims and seeking a mutually acceptable solution for each relevant consumer. Through the date of this Offering Circular, we were not a defendant in any litigation regarding such claims. Neither the number of claims made by our customers nor the amounts involved has increased significantly lately. Another Austrian bank is currently involved in litigation relating to the over-charging allegations. If that bank loses that litigation, attendant controversy and publicity may lead to an increase in the number of claims made by customers against us and may provoke some form of regulatory or legislative reaction that could adversely affect us. Depending on the circumstances, the adverse effects associated with these claims and associated reactions could be material to us on a cumulative basis.
- A number of other Austrian and European banks and we are defendants in a U.S. class action lawsuit alleging anti-competitive behavior. The U.S. District Court for the Southern District of New York dismissed this lawsuit on the basis of lack of subject matter jurisdiction in November 2001. The District Court's decision has been appealed by the plaintiffs.
- In December 2002, we were named (among others) as defendant in an action brought by Constellation 3D, Inc. (a debtor in Chapter 11 proceedings) in the U.S. Bankruptcy Court for the Southern District of New York. The plaintiff is claiming from us an amount of up to USD 45 million as compensation for offences allegedly committed in connection with a loan contract between the pre-petition principal shareholder of the Plaintiff and a prospective investor. The charges include, among others, negligent misrepresentation and fraud. We believe that the claims are without merit. A provision to cover the out-of-pocket costs of the litigation has been established.
- Two criminal investigations are underway in Russia concerning alleged tax evasion and illegal entrepreneurial activity purportedly engaged in by a former indirect subsidiary of our company during the period of our ownership (mid-1996 to 2000). The investigations also concern a company in which our subsidiary had an approximately 25% shareholding. We understand that the relevant investigators believe they have a basis for referring their findings to a court for prosecution and a basis for claiming overdue tax and penalties. We cannot exclude the possibility that an attempt would be made by the relevant tax authorities or the buyer of the subsidiary to claim that our intermediate subsidiary or we should bear all or part of the alleged overdue taxes, interest and penalties, although we do not believe that we should have any liability in this regard.
- In April 2002, B.I.I. Creditanstalt International Bank Ltd. (Cayman Islands) initiated provisional liquidation proceedings in the Cayman Islands due to losses incurred in the financial crisis in Argentina. We owned a 50% interest in the company at the time. In December 2002, a scheme of arrangement for the Cayman Islands company was accepted by its creditors. Some purported creditors of the company, and some attorneys who did not identify their purported clients, have informed us or HypoVereinsbank, or both, that they are of the opinion that we and certain other parties can be held liable under Argentine law for the Cayman Islands company's unpaid liabilities. Through the date of this Offering Circular, none of the creditors of the company had raised a specific claim or initiated litigation against us.

  To reduce uncertainties and avoid potential litigation cost and distraction, HypoVereinsbank has offered to the creditors of the Cayman Islands company as part of the scheme of arrangement to enter into an assignment and release agreement, whereby the participating creditors would waive all claims against us and certain other parties. At this time, the estimated maximum amount of creditor claims that are not covered by the assignment and release is USD 85 million. This amount will be reduced by any proceeds of the liquidation procedure of the Cayman Islands company distributed to the relevant creditors.

Tax Audit

We have been subject to an ongoing tax audit in Austria for the past several years. Based on the most recent communications with the tax authorities, there are indications that this tax audit may result in tax liabilities in excess of our current provisions. We believe on the basis of current information that our provisions are adequate. However, we are not at present able to predict when and on what terms this tax audit will be resolved.

OUR HISTORY IN BRIEF

Our company combines the operations of the former Bank Austria AG and its subsidiaries and the operations of the former Creditanstalt AG and its subsidiaries. It also includes operations formerly conducted by HypoVereinsbank in Austria and Central and Eastern Europe.

Former Bank Austria AG

Bank Austria AG was formed in 1991 through the merger of Zentralsparkasse und Kommerzialbank AG ("Z-Bank AG") and Österreichische Länderbank AG. The City Council of Vienna had founded the predecessor of Z-Bank AG, Zentralsparkasse und Kommerzialbank Wien ("Z-Bank"), in 1905 as a savings bank. Under law, the City of Vienna provided a deficiency guarantee for all the obligations of Z-Bank. In 1990, Z-Bank contributed its operations to Z-Bank AG and changed its name to Anteilsverwaltung-Zentralsparkasse ("AVZ"). As a result of the 1991 merger, the AVZ became the controlling owner of the merged bank. The AVZ continued to have a significant shareholding in Bank Austria AG up to the time of the acquisition of our shares by HypoVereinsbank. On April 18, 2001, the AVZ was transformed into a private foundation, the Privatstiftung zur Verwaltung von Anteilsrechten (the "AVZ-Stiftung") (see "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with the AVZ-Stiftung—The Statutory Guarantees"). Because of this historical relationship between us and the AVZ, the continuing responsibility of the AVZ-Stiftung for all of our obligations, and the continuing responsibility of the City of Vienna through the AVZ-Stiftung for certain indebtedness of our company, the AVZ-Stiftung holds 10,000 registered shares of our equity capital. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with the AVZ-Stiftung."

Integration of Our Company into the HVB Group

In 2000, we became part of the HVB Group. The acquisition of our company's shares by HypoVereinsbank was effected in several steps involving the former Bank Austria AG ("BA-Old") and three of its wholly owned subsidiaries: Creditanstalt AG, Sparkasse Stockerau AG ("Sparkasse Stockerau") (registered on October 12, 1996) and Bank Austria Creditanstalt International AG ("BACAI").

Initially, BA-Old contributed its 100% stake in Creditanstalt AG to Sparkasse Stockerau in exchange for newly issued shares of Sparkasse Stockerau. Thereafter, BACAI was merged into Sparkasse Stockerau in exchange for the issuance to BA-Old of new shares of Sparkasse Stockerau. Next, by way of a demerger, BA-Old transferred all of its business operations and most of its participations into Sparkasse Stockerau and Sparkasse Stockerau assumed substantially all assets and liabilities of BA-Old. As a result, BA-Old was transformed into a holding company with the stake in Sparkasse Stockerau constituting its main asset.

Subsequently, BA-Old changed its name to "BA Holding AG" and Sparkasse Stockerau changed its name to "Bank Austria AG."

In December 2000, BA-Old transferred its stake in Bank Austria AG as a contribution in kind to HypoVereinsbank in exchange for newly issued shares of HypoVereinsbank. As a result, Bank Austria AG became a subsidiary of HypoVereinsbank, and BA-Old became a shareholder of HypoVereinsbank holding approximately 22% of HypoVereinsbank's issued share capital.

In February 2001, BA-Old was merged into Bank Austria AG (the former Sparkasse Stockerau, which was the surviving entity). Following the merger, the shareholders of BA-Old received one HypoVereinsbank share in exchange for each BA-Old share. Upon completion of the transaction, the former BA-Old shareholders held approximately 22% in HypoVereinsbank, and HypoVereinsbank held more than 99% in Bank Austria AG.

In connection with this business combination, we agreed to acquire substantially all the operations of HypoVereinsbank in Austria and the CEE region, and to transfer to HypoVereinsbank substantially all our operations outside those areas.

Merger of Our Company With Creditanstalt AG

BA-Old had acquired full ownership of Creditanstalt AG in 1998, following the acquisition of a 48.6% interest from the Republic of Austria in March 1997. Creditanstalt AG was incorporated as an Austrian joint stock company, Österreichische Credit-Anstalt für Handel und Gewerbe, in 1855. In 1939, after a series of takeovers, it assumed the name "Creditanstalt-Bankverein." In 1946, in the course of an extensive post World War II reorganization of the industry and banking sector, Creditanstalt AG was nationalized. Starting in 1957, shares in Creditanstalt AG were offered to the public.

We formally merged Bank Austria AG (the former Sparkasse Stockerau) and Creditanstalt AG in August 2002.

On August 13, 2002, our company changed its name to "Bank Austria Creditanstalt AG."

MANAGEMENT AND EMPLOYEES

Management

Like all Austrian stock corporations, our company has a two-tier board system. The Management Board (*Vorstand*) is responsible for our day-to-day management and the representation of our company with respect to third parties. The Supervisory Board (*Aufsichtsrat*) appoints and removes the members of the Management Board and supervises the Management Board's activities. The Supervisory Board may not make management decisions itself. However, pursuant to the Austrian Stock Corporation Act (*Aktiengesetz*) and the Articles of Association (*Satzung*) of our company, the consent of the Supervisory Board must be obtained for certain actions. See "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG—Management Board and Supervisory Board."

The Management Board must submit regular reports on our business operations and our financial condition to the Supervisory Board. The Supervisory Board is also entitled to request special reports on any of our activities. The members of the Management Board effectively act as our executive officers. The Stock Corporation Act prohibits simultaneous membership on both the Management Board and the Supervisory Board.

The members of our Management Board and our Supervisory Board may be reached at our company's business address (Bank Austria Creditanstalt AG, Vordere Zollamtsstrasse 13, A-1030 Vienna).

Management Board

The following information lists the current members of our Management Board and indicates the area in which each member focuses and the positions they hold in companies that are not part of the consolidated Bank Austria Creditanstalt Group. Certain members of the Management Board have positions in various companies that are part of our group.

Name	Title/Area of Focus
Karl Samstag	Chairman and Chief Executive Officer
Friedrich Kadrnoska	Deputy Chairman, Equity Holdings Management, CEE, Human Resources
Willibald Cernko	Retail & Corporate Banking Austria, Asset Management
Helmut Gropper	Chief Financial Officer, Group Finance
Wolfgang Haller	Chief Operating Officer, Organization & IT
Dr. Erich Hampel	Risk Management
Wilhelm Hemetsberger	International Markets
DDr. Regina Prehofer	International Corporates and Real Estate

Karl Samstag, born in 1944, was appointed Chairman of the Management Board and Chief Executive Officer of our company as of April 1, 2003. Since 1991, he was a member of the management board of Bank Austria AG, and from 1995 served as Deputy Chairman and Deputy Chief Executive Officer with responsibility for domestic and multinational corporate customers. With the merger of Creditanstalt AG into Bank Austria AG in August 2002, he became a member of the Management Board of Bank Austria Creditanstalt AG. Following his graduation from Junior Commercial College and subsequent studies at the University of Economics and Business Administration in Vienna, Mr. Samstag began his professional career at Zentralsparkasse and Kommerzialbank ("Z-Bank"), Vienna, in 1965. At Z-Bank, he was appointed Head of the Special Financing department and assumed responsibility for the banking operations in the province of Upper Austria in 1987. From 1989 to 1991, he was a member of the management board of Z-Bank, responsible for its entire commercial lending business. Mr. Samstag's current term on the Management Board expires on April 3, 2005.

Mr. Samstag holds the following positions outside our consolidated group: He is a supervisory board member at Kommunalkredit Austria AG, Investkredit Bank AG, Oesterreichische Kontrollbank AG, Allgemeine Baugesellschaft-A.Porr AG, Oberbank AG, VAMED AG and WIENER STÄDTISCHE Allgemeine Versicherung AG. He also holds non-executive directorships at AVZ Kapitalgesellschaft GmbH (advisory board) and B & C Holding GmbH (advisory board), and is a board member of the Bank Austria Kunstforum as well as the Privatstiftung zur Verwaltung von Anteilsrechten ("AVZ-Stiftung").

Friedrich Kadrnoska, born in 1951, was appointed Deputy Chairman and Deputy Chief Executive Officer of our company as of April 1, 2003, responsible in particular for the CEE business division. Since 1995, he was a member of the management board of Bank Austria AG, and following the merger of Creditanstalt AG into Bank Austria AG in August 2002, he became a member of the Management Board of Bank Austria Creditanstalt AG. Mr. Kadrnoska graduated from the University of Economics and Business Administration in Vienna in 1974 and joined Z-Bank in 1976, starting in the planning and marketing coordination department. In 1980, Mr. Kadrnoska joined the Equity Interests department, working as assistant to the Chairman of the management board of Z-Bank. He was appointed Head of the Equity Interests and Special Financing department in 1984. In 1990, he was appointed Head of the Strategic Equity Interests management division of Z-Bank, and following the merger with Österreichische Länderbank Aktiengesellschaft in 1991, he held the same position with Bank Austria AG. Mr. Kadrnoska's current term on the Management Board expires on April 3, 2005.

Mr. Kadrnoska holds the following positions outside our consolidated group: He is a supervisory board member at Investkredit Bank AG, Oesterreichische Kontrollbank AG, Wiener Börse AG, Wienerberger AG and Österreichisches Verkehrsbüro AG. He also holds a non-executive directorship at AV-Z Kapitalgesellschaft GmbH (advisory board) and is a board member of the AVZ-Stiftung.

Willibald Cernko, born in 1956, was appointed a member of our Management Board as of April 1, 2003. He is responsible for the Domestic Private Customers and Professionals, Domestic Corporate Customers and Asset Management business divisions. Following his graduation from the Export Academy of the University of Economics and Business Administration in Vienna, he began his professional career at the Raiffeisenkasse Obdach-Weißenkirchen in 1983. He joined Creditanstalt AG in 1985, where he worked in corporate banking. In 1996, he became Deputy Head, and in 1998 Head of the Corporate Banking management division of Creditanstalt AG. In October 2000, he became Head of the Corporate Customers management division and in April 2002 head of the CEE management division of Bank Austria AG. Mr. Cernko's current term on the Management Board expires on March 31, 2008.

Mr. Cernko holds the following positions outside our consolidated group: He is a supervisory board member at Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG and Stahl Judenburg GmbH.

Helmut Gropper, born in 1955, was appointed a member of our Management Board as of April 1, 2003, and is responsible for Group Finance. From 1999 until January 2003, he was a member of the Supervisory Board of HypoVereinsbank. Mr. Gropper studied law at the University of Augsburg, Germany, and in 1982 joined the legal service of the budget department of the Bavarian State Ministry of Finance. In 1986 he joined LFA Förderbank of Bavaria, and in 1988 he joined the Christian Social Union party parliamentary group of the Bavarian State Parliament, working as an expert for budget and economic policy. In 1990, he joined the Bavarian State Ministry of Finance, heading the Office of the Minister, and from 1993 to 1996 lead the Policy Department. Mr. Gropper was appointed Head of the Real Estate and Organization Department in 1996 and in 1998 became Head of the Budget Department, also acting as Deputy Chief Officer of the Bavarian State Ministry of Finance. Mr. Gropper's current term on the Management Board expires on March 31, 2008.

Mr. Gropper does not hold positions outside our consolidated group.

Wolfgang Haller, born in 1951, was appointed Chief Operating Officer, responsible for Organization and IT, as of April 1, 2003. Since 1997 he was a member of the management board of Bank Austria AG, until March 2001 responsible for organization and information technology, and from April 2001, responsible for private customers and professionals. Following the merger of Creditanstalt AG into Bank Austria AG in August 2002, he became a member of the Management Board of Bank Austria Creditanstalt AG. He finished his studies of business administration at the University of Linz in 1975 and began his professional career at Allgemeine Sparkasse Linz. In 1983 he was appointed to the management board of Sparkasse Niederösterreich West. From 1991 to 1997 he was a member of the management board of Allgemeine Sparkasse Oberösterreich. Mr. Haller's current term on the Management Board expires on April 3, 2005.

Mr. Haller holds the following positions outside our consolidated group: He is a supervisory board member at HVB Systems GmbH and HVB Informations-Verarbeitungs-GmbH and a member of the divisional board (Operations) of HypoVereinsbank.

Dr. Erich Hampel, born in 1951, is responsible for Group Risk Management. Since 2000, he was a member of the management board of Bank Austria AG, responsible for risk management, and he

became a member of the Management Board of Bank Austria Creditanstalt AG in August 2002 through the merger of Creditanstalt AG into Bank Austria AG. From 1997 to 2002, he also was Chairman of the management board of Creditanstalt AG. After graduating from the University of Economics and Business Administration in Vienna with a doctorate in 1975, he joined Citibank (Austria) AG. In 1977, he joined Österreichische Postsparkasse and in 1986 he was appointed Governor of Österreichische Postsparkasse and Chairman of the Board of P.S.K. Beteiligungsverwaltungs AG. Dr. Hampel's current term on the Management Board expires on April 3, 2005.

Dr. Hampel holds the following positions outside our consolidated group: He is a supervisory board member at Bausparkasse Wüstenrot AG, Oesterreichische Kontrollbank AG, Donau Chemie AG, Österreichische Lotterien GmbH AG, Semperit AG Holding, Österreichisches Verkehrsbüro AG and Oberbank AG.

Wilhelm Hemetsberger, born in 1958, is responsible for the International Markets business segment and has been a member of our Management Board since August 2002, and before that a member of the Management Board of Bank Austria AG since February 2001. From January 2002 to May 2003, he was also a member of the Divisional Board of HypoVereinsbank, responsible for the fixed income and foreign exchange business. Following his graduation in economics from the University of Vienna and post-graduate studies at the Paul Nitze School of Advanced International Studies, Bologna, and at Johns Hopkins University, Baltimore, he began his professional career in 1988 as fund manager at Sparinvest KAG, Vienna. In 1990 he was appointed Head of Equity Trading and Sales of Girocredit and Bank der Sparkassen, Vienna. From 1994 to 1996 he worked as Head of the European Structured Derivatives department at Citibank International plc, London. Between 1996 and 1998 he was Head of Emerging Markets Equity Derivatives at the same bank. In 1998, he was appointed Chief Executive Officer of CA IB Investmentbank AG, Vienna. Mr. Hemetsberger's current term on the Management Board expires on April 3, 2005.

Mr. Hemetsberger holds the following position outside our consolidated group: He is a supervisory board member at Fördergesellschaft für Börsen und Finanzmärkte in Mittel- und Osteuropa mbH.

DDr. Regina Prehofer, born in 1956, was appointed a member of the Management Board of our company as of April 1, 2003. She is responsible for our International Corporates and Real Estate business division. She studied economics and law at the University of Economics and Business Administration in Vienna and the University of Vienna. In 1980 she graduated with doctorates from both universities. After completion of her legal training at court, she began her professional career in 1981 at Oesterreichische Kontrollbank AG. From 1985 to 1987 she was Deputy Head of the Legal/Export Guarantees department. In 1987 she joined Creditanstalt AG and was appointed Senior Manager and Deputy Head of Export and Foreign Investment Finance in 1990. In November 2000 she became Head of the Multinational Corporates, Corporate and Trade Finance division of Bank Austria AG. Between April 2002 and March 2003 she was Head of the Corporate Customers division. DDr. Prehofer's current term on the Management Board expires on March 31, 2008.

DDr. Prehofer holds the following positions outside our consolidated group: She is a supervisory board member at Investkredit Bank AG, Oesterreichische Kontrollbank AG, Bank für Tirol und Vorarlberg AG and Bank für Kärnten und Steiermark AG. She is also a member of the shareholder committees at Verbundplan GmbH and DCM DECOmetal International Trading GmbH.

Supervisory Board

Pursuant to Austrian law, our Supervisory Board must consist of members elected by our shareholders' meeting and employee representatives delegated by our works' council (*Betriebsrat*). The number of employee representatives shall be at least half of the number of members elected by the shareholders' meeting (rounded up to the next even figure). According to the Articles of Association of our company, the Supervisory Board consists of 11 members elected by the shareholders' meeting and six employee representatives delegated by the works' council of our company. The employee representatives on the Supervisory Board are full-time employees of our company, unlike the members elected by the shareholders' meeting.

The following table provides information concerning the current members of, and delegates to, our Supervisory Board, including their year of birth, the year in which they were appointed and their current principal occupation outside our company.

Name	Member since	Principal Occupation
Gerhard Randa(1), born 1944, Chairman	April 2003	Member of the Board, Bayerische Hypo- und Vereinsbank AG
Rudolf Humer, born 1944, Deputy Chairman	November 2000	Chairman of the Board, P Beteiligungs AG
Dr. Erich Becker, born 1941	November 2000	Chairman of the Board, VA Technologie AG
Dr. Alberto Crippa, born 1942	March 2002	Representative of IntesaBci SpA
Prof. Armin Gebhard Fehle, born 1932	March 2003	Communications consultant
Dr. Stefan Jentzsch(1), born 1960	March 2002	Member of the Board, Bayerische Hypo- und Vereinsbank AG
Gerhard Mayr, M.B.A., born 1946	November 2000	Executive Vice-President, Eli Lilly & Company
Michael Mendel(1), born 1957	March 2003	Member of the Board, Bayerische Hypo- und Vereinsbank AG
Franz Rauch, born 1940	March 2003	Managing Director and Shareholder, Rauch Fruchtsäfte GmbH
Dr. Veit Sorger, born 1942	March 2002	Chairman of the Board, Frantschach AG
Dr. Wolfgang Sprißler(1), born 1945	March 2002	Member of the Board, Bayerische Hypo- und Vereinsbank AG
Hedwig Fuhrmann(2), born 1953	November 2000	Chairman of the Central Works' Council
Wolfgang Heinzl(2), born 1953	November 2000	First Deputy Chairman of the Central Works' Council
Adolf Lehner(2), born 1961	December 2000	Second Deputy Chairman of the Central Works' Council
Thomas Schlager(2), born 1948	November 2000	Third Deputy Chairman of the Central Works' Council
Heribert Kruschik(2), born 1945	March 2002	Member of the Central Works' Council
Wolfgang Lang(2), born 1948	November 2000	Member of the Central Works' Council

(1) Nominated by HypoVereinsbank.
(2) Employee representative.

The Supervisory Board members elected by the shareholders have been appointed until the end of the shareholders' meeting that resolves to formally discharge them for the 2007 financial year. The employee representatives delegated to the Supervisory Board by the works' council hold their position for an indefinite period.

The Supervisory Board maintains the following committees:

- The *Audit Committee* (*Ausschuss zur Prüfung und Vorbereitung der Feststellung des Jahresabschlusses*) is responsible for reviewing our annual financial statements during a meeting with our auditors in preparation for the Supervisory Board's annual meeting on the approval of our financial statements. The current members of the Audit Committee are Gerhard Randa (Chairman), Rudolf Humer (Deputy Chairman), Dr. Wolfgang Sprißler, Hedwig Fuhrmann (delegate of the works' council) and Wolfgang Heinzl (delegate of the works' council). The Stock Corporation Act requires the formation of an audit committee if the number of supervisory board members exceeds five.
- The *Committee on Management Board Matters* (*Ausschuss für Vorstandsangelegenheiten*) is responsible for reviewing and deciding administrative issues relating to the Management Board, such as the terms of the service contracts and other contractual arrangements between our company and members of the Management Board. The current members of the Committee on Management Board Matters are Gerhard Randa and Rudolf Humer.
- The *Credit Committee* is responsible for reviewing and deciding upon our credit exposures including our large exposures and related matters which are of special importance due to the risks attached to them or for any other reason. The current members of the Credit Committee are Michael Mendel (Chairman), Rudolf Humer (Deputy Chairman), Dr. Stefan Jentzsch, Gerhard Randa, Hedwig Fuhrmann (delegate of the works' council), and Wolfgang Heinzl (delegate of the works' council).

The members of the works' council delegated to the Supervisory Board are entitled to nominate voting members for each committee on a basis proportionate to the size of their representation on the Supervisory Board. A committee can pass resolutions if at least three of its members are present; if a committee has less than three members, all members must be present. The Credit Committee can pass resolutions, if at least half of the members, including its chairman or the deputy chairman are present. The chairman of the Supervisory Board also serves as chairman of the Audit Committee. The chairman

of the Credit Committee is a representative of the shareholders. Under a shareholders agreement between HypoVereinsbank and the AVZ-Stiftung, HypoVereinsbank has the right to nominate four of the eleven shareholder-elected members of our Supervisory Board. See "Relationships and Transactions with Existing Shareholders and Certain Other Parties—Certain Relationships and Transactions—Framework Agreement—Shareholders Agreement."

Representatives of the Supervisory Authority

The state commissioner (*Staatskommissär*), acting on behalf of the Austrian Financial Market Authority, ensures that decisions made at our company's shareholders' meetings, Supervisory Board meetings and meetings of the Supervisory Board's committees do not violate applicable Austrian laws or regulations. See "The Austrian Banking System—Regulation and Supervision—State Commissioners."

The current state commissioner and her deputy are listed below:

Name	Position
Doris Radl	State Commissioner
Dr. Josef Kramhöller	Deputy State Commissioner

Remuneration of the Management Board

The total remuneration paid to members of our Management Board amounted to EUR 7.7 million for the year ended December 31, 2002. In addition, members of our Management Board received total remuneration of EUR 0.03 million in their capacities as members of the management of our subsidiaries for the year ended December 31, 2002.

An aggregate amount of EUR 9.5 million was paid to former members of the Management Board or their surviving dependents in respect of their services as members of the Management Board for the year ended December 31, 2002. In addition, a total amount of EUR 0.5 million was paid to former members of the Management Board or their surviving dependents in respect of management services rendered to affiliated companies.

The total amount set aside or paid out by our company in 2002 in respect of severance payments and pensions for members of the Management Board and their respective surviving dependants was EUR 9.9 million. In 2002, pension fund contributions for present members of the Management Board totaled EUR 0.4 million, while pension fund contributions for former members of the Management Board totaled EUR 4.5 million.

None of the service contracts that the members of our Management Board have with our company or any of our subsidiaries provides for benefits upon termination of employment, except for seniority-based severance bonuses *(Abfertigungen)* that amount to a maximum of 14 months' final salary. The duration of the service contracts with Management Board members generally corresponds to the duration of their appointment to office. If a Management Board member leaves his or her post before the end of term, we will perform or otherwise discharge our remaining contractual obligations, unless the Management Board member has terminated the contract without material cause or we terminate the contract for material cause. Four of our Management Board members (Karl Samstag, Friedrich Kadrnoska, Wolfgang Haller and Dr. Erich Hampel) have service contracts that contain provisions allowing them to resign without losing their contractual entitlements in the event of a material change of control of our company or a material change in our Articles of Association. This right must be exercised within twelve months of the event permitting the relevant Management Board members to invoke it. These provisions are holdovers from when Bank Austria AG was formerly a publicly traded company. Two of our recently appointed Management Board members (DDr. Regina Prehofer and Willibald Cernko) are in the process of concluding their service contracts as Management Board members with the company.

Remuneration of the Supervisory Board

Pursuant to a shareholder resolution of our company dated March 19, 2002, the members of our Supervisory Board elected by our shareholders receive annual compensation up to a total amount of EUR 350,000. The Chairman of the Supervisory Board is entitled to EUR 43,604, the Deputy Chairman of the Supervisory Board receives EUR 32,703, and each ordinary member of the Supervisory Board elected by the shareholders is entitled to EUR 21,802. The Chairman of the Credit Committee is entitled

to EUR 17,441, the Deputy Chairman of the Credit Committee receives EUR 13,081, and each ordinary member of the Credit Committee elected by the shareholders is entitled to EUR 8,721. In addition, each member of the Supervisory Board and of the Credit Committee receives an amount of EUR 145 for each meeting attended. Furthermore, pursuant to our Articles of Association, the members of the Supervisory Board are entitled to reimbursement of their meeting-related expenses. In 2002, total payments to members of the Supervisory Board amounted to approximately EUR 300,000.

Holdings of Shares of Our Company by Our Board Members

Prior to this offering, the members of the Management Board and the Supervisory Board did not hold any shares in our company. Our company does not have stock option plans or similar equity-based compensation programs.

Transactions with Members of the Management Board and the Supervisory Board

In 2002, we granted loans and advance payments to members of the Management Board in an aggregate amount of EUR 0.1 million and loans to members of the Supervisory Board in an aggregate amount of EUR 0.7 million. The maturities of the loans to members of the Management Board and Supervisory Board range from 5 to 15 years. The interest rate payable on the loans to members of the Management Board and to employee representatives of the Supervisory Board is based on the interest rate charged for loans made to our employees. As compared to other loans, these loans do not involve a higher risk of collectability.

Employees

As of March 31, 2003, our consolidated group had a total of 31,489 employees (full-time equivalent), of whom 11,820 were employed by Bank Austria Creditanstalt AG and its subsidiaries that support its core banking business (*Funktionstochtergesellschaften*), 11,939 by BPH PBK and its consolidated subsidiaries, and 7,730 by our other subsidiaries in the CEE region, in Austria or elsewhere in the world. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees. The following table shows our full-time equivalent employees as of December 31, 2002, 2001 and 2000.

	As of December 31,		
	2002	2001	2000
Bank Austria Creditanstalt AG and its subsidiaries that support its core banking business (*Funktionstochtergesellschaften*)(1)	11,916	12,636	13,322
CEE and Bank Austria Creditanstalt AG's other subsidiaries(2)	17,851	19,528	13,274(3)
of which: Poland	12,089	14,387	8,829(3)
Total	**29,767**	**32,164**	**26,596**

(1) Including six unconsolidated subsidiaries.

(2) Including the unconsolidated HVB Bank Yugoslavia a.d. and the consolidated Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, Capital Invest KAG, Asset Management GmbH, Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG, BA/CA Asset Finance Limited and Bank Austria Cayman Islands Ltd.

(3) Without subsidiaries then held by HypoVereinsbank.

Our company and HypoVereinsbank have developed guidelines for exchanges of employees. These guidelines provide for various rules depending on the length and type of the deployment (*e.g.*, concerning deployment and waiting period). An agreement has also been concluded with respect to the full refunding of personnel costs.

For savings banks in Austria, employment conditions as well as compensation and benefits for workers and employees below the management level are generally negotiated collectively each year between the Austrian Savings Bank Association (Österreichischer Sparkassenverband) and the relevant union. The union for Bank Austria Creditanstalt AG in Austria is the Austrian Union Association, Union of Private Employees, Industry Sector Finance (Österreichischer Gewerkschaftsbund, Gewerkschaft der Privatangestellten, Wirtschaftsgemeinschaft Finance). The collective bargaining agreement is

supplemented by other agreements between us and our works' council (*Betriebsrat*) dealing with various matters, including, among others, social and workplace-related allowances. The most recent collective bargaining agreement provided for, among other things, an average wage increase of 2.23%. Other collective bargaining agreements apply at the level of our subsidiaries in Austria.

Our workforce in the CEE region is partially unionized, depending on national union structures and the legal framework of each country.

We place a high value on maintaining fair and trustful relations with employee representatives. We believe that relations with our works' council and employees are professional and geared towards balancing business interests of our company with the legitimate needs of our employees.

In Austria, a works' council, whose members are elected by the employees, represent the interests of the employees vis-à-vis the employer in accordance with the Austrian Works' Council Act (*Arbeitsverfassungsgesetz*). Works' councils are established at the plant level. Works' councils must be notified in advance of, and have the right to comment on, proposed employee terminations, relocations and other matters, and have co-determination rights in respect of certain social matters, including working-time models and rules of conduct, which have to be agreed by entering into a works agreement (*Betriebsvereinbarung*) with the works' council.

Based on the requirements and conditions set forth in the savings banks' collective bargaining agreement and our supplemental works agreements, our employees in Austria have the possibility of becoming classified as "definitive" (*definitiv*). A definitive employee may be dismissed only for cause. In instances of employee misconduct, a definitive employee cannot be dismissed until certain rules of internal disciplinary proceedings have been followed. As of December 31, 2002, 4,241 of our employees were classified as "definitive."

For this group of employees who are for historical reasons exempt from the state pension scheme, our company acts as the social insurance agency. Thus, our company continues to carry the liability to pay pensions directly to these employees up to an amount equaling the amount that would be payable under the state social security pension scheme. As for any pension benefits our company has promised to pay in excess of the basic social security equivalents, such liabilities have been transferred to a pension fund.

In 1999, the former Bank Austria AG, the former Creditanstalt AG and other Austrian savings institutions converted their pension plans for employees retiring in 2000 and later years from a fixed distribution benefit system into a defined contribution system by transferring their direct pension liabilities to external pension funds.

Approximately 60 of our company's employees elected not to participate in the conversion and so continue to be covered by our defined contribution plan arrangements.

For a discussion of the accounting methods applied to our company's defined benefit plans for retirees, see "Operating and Financial Review and Prospects—Significant Accounting Policies—Accounting for Post-Employment Benefits." For certain pending litigation in connection with the restructuring of our pension liabilities, see "Bank Austria Creditanstalt Group—Legal Proceedings."

We place great emphasis on the training and education of our employees. In 2002, our employees participated in approximately 3,400 internal and external training programs. In all, approximately 62,000 training days were logged in 2002.

Since 1997, we have steadily reduced the staffing levels of our employees, principally through natural attrition and early retirements. As a result of these efforts, the total number of employees was reduced by 23% between 1997 and 2002.

RELATIONSHIPS AND TRANSACTIONS WITH EXISTING SHAREHOLDERS AND CERTAIN OTHER PARTIES

Existing Shareholders

Since December 2000, HypoVereinsbank has owned bearer shares representing almost the entire equity capitalization of our company. Two other shareholders, however, own small amounts of our ordinary voting shares in the form of registered shares with restricted transferability (*vinkulierte Namensaktien*).

Our current shareholder structure is as follows:

		Shares	Percentage
HypoVereinsbank	(bearer)	113,989,900	99.99%
Privatstiftung zur Verwaltung von Anteilsrechten	(registered)	10,000	0.01%
Betriebsratsfonds der Angestellten der Bank Austria Creditanstalt AG Grossraum Wien	(registered)	100	—
Total		**114,000,000**	**100.00%**

Following this offering, our shareholder structure will be as follows, assuming all the Offer Shares are issued and sold:

		Shares	Percentage
HypoVereinsbank	(bearer)	113,989,900	75.00%
Public investors	(bearer)	37,986,500	24.99%
Privatstiftung zur Verwaltung von Anteilsrechten	(registered)	10,000	0.01%
Betriebsratsfonds der Angestellten der Bank Austria Creditanstalt AG Grossraum Wien	(registered)	100	0.00%
Total		**151,986,500**	**100.00%**

The Privatstiftung zur Verwaltung von Anteilsrechten (the "AVZ-Stiftung") is an Austrian private law foundation that does not have any shareholders. Its beneficiary is the Wiener Wissenschafts-, Forschungs- und Technologiefonds. The AVZ-Stiftung was founded through the transformation in April 2001 of the Anteilsverwaltung-Zentralsparkasse (the "AVZ"), an Austrian savings institution holding company, into a private law foundation in accordance with the Austrian Savings Bank Act (*Sparkassengesetz*).

The Betriebsratsfonds der Angestellten der Bank Austria Creditanstalt AG Grossraum Wien (the "Betriebsratsfonds") is a fund established for the benefit of our company's employees in the Vienna region. It is managed by the works' council (*Betriebsrat*) for those employees. For a description of our company's Austrian works' council, please see "Management and Employees—Employees."

The holding of registered shares in our company by the AVZ-Stiftung and the Betriebsratsfonds has been a long-standing tradition. The AVZ and the Betriebsratsfonds had been holders of registered shares in Bank Austria AG prior to the acquisition of our shares by HypoVereinsbank in 2000. In connection with that acquisition, the number of registered shares and the attendance requirements associated with them held by the AVZ and the Betriebsratsfonds were reduced to the present level. For information on the history of our company and our relationship with the AVZ and the AVZ-Stiftung, please see "Our History in Brief." Ownership by the AVZ-Stiftung of such shares is a result of the AVZ-Stiftung's unrestricted liability under the Savings Bank Act for the obligations of our company, and the City of Vienna's responsibility through the AVZ-Stiftung for our obligations incurred before December 31, 2001. For further information concerning these responsibilities, see "—Certain Relationships and Transactions—Relationship with the AVZ-Stiftung—The Statutory Guarantees."

For certain significant resolutions to be adopted at our shareholders' meetings, the holders of our registered shares must be present in order for those resolutions to be adopted. Hence, a holder of registered shares effectively can block the adoption of these resolutions by not attending a

shareholders' meeting at which they are presented for approval. The resolutions subject to this requirement are resolutions approving:

- an up-stream merger of our company into a 90% or greater shareholder (and subsequent squeeze-out of any minority shareholders) under the Austrian Transformation Act (*Umwandlungsgesetz*);
- demergers (*Spaltungen*);
- a merger resulting in the dissolution of our company;
- mergers with companies that were not part of Bank Austria AG's banking group on July 22, 2000; and
- amendments to the provisions of our Articles of Association concerning
  - the requirement that the holders of registered shares be present in order for certain shareholder resolutions to be adopted;
  - the uneven number of shareholder-elected members of the Supervisory Board;
  - the requirement that, in order to be effective, at least two-thirds of the Supervisory Board members be present and at least two-thirds of the votes cast be in favor of a resolution on the sale of a bank subsidiary that was wholly owned by Bank Austria AG on July 22, 2000, if the consideration received exceeds certain thresholds; and
  - the requirement that, through December 8, 2006, at least two-thirds of the Supervisory Board members be present and at least two-thirds of the votes cast be in favor of a resolution authorizing the departure of our company from the savings bank sector in order for the resolution to be effective. (See also "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG").

The attendance requirements for the holders of registered shares described above will be unaffected by this offering. Transfers of the registered shares require the approval of our Management Board and our Supervisory Board. However, any holder of registered shares has the right to have its registered shares exchanged for freely transferable bearer shares upon request. Under the Framework Agreement, HypoVereinsbank has a contractual right of first refusal with respect to any proposed transfer of the registered shares held by the AVZ-Stiftung and the Betriebsratsfonds.

Subject to the right of the holders of our registered shares to be present at shareholders' meetings where certain resolutions are adopted, as long as HypoVereinsbank holds at least 75% of our voting shares represented at the shareholders' meeting, HypoVereinsbank can unilaterally adopt all shareholder resolutions for our company, except for resolutions to approve:

- a merger of our company in accordance with the Austrian Transformation Act (*Umwandlungsgesetz*); or
- a demerger disproportionate to shareholdings in accordance with the Austrian Demerger Act (*Spaltungsgesetz*).

For these resolutions, a 90% majority vote of the outstanding shares is required. For further information on the rights of minority shareholders, see "Description of Share Capital and Summary of the Articles of Association of Bank Austria Creditanstalt AG—Voting Rights and Shareholders' Meetings."

Certain Relationships and Transactions

We have business relationships with a number of companies in which we own significant equity interests or with whom we are in some way affiliated. We also have business relationships with a number of companies at which members of our Supervisory Board, members of our Management Board or other officers also hold positions on supervisory boards or management boards of, or other positions of responsibility with, those companies. These individuals generally receive customary remuneration for these services. We believe that relationships of this kind are generally useful in supporting business relationships of value to our company, although there may be circumstances in which conflicts of interest can arise. Our business relationships with these companies cover many of the financial services we provide to our clients generally.

We believe that we conduct our business with these companies on terms that are, on balance, equivalent to those that would exist if we did not have equity holdings in them, were not affiliated with them, or did not have board members in common, and that we have conducted business on that basis in 2002 and prior years. Except for some of the transactions and arrangements described below, none of these transactions is or was material to us.

Among our business transactions with related party companies (including other members of the HVB Group), there have been and currently are loans (including guarantees and credit commitments). All of these transactions (including guarantees and credit commitments):

- were made in the ordinary course of business;
- were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and
- did not involve more than the normal risk of collectability or present other unfavorable features.

For further information concerning our loans to affiliated parties (*verbundene Unternehmen*) that are not fully consolidated within our group, please refer to note 28(b) in our 2002 consolidated annual financial statements. As of December 31, 2002, we had EUR 5,285.3 million in aggregate amount of extensions of credit to HVB Group members outside of our consolidated group, including EUR 4,390.1 million to HypoVereinsbank. Of these loans to HypoVereinsbank and HypoVereinsFinance N.V., EUR 1,054.9 million in principal amount were in the form of subordinated obligations. As of March 31, 2003, we had EUR 334.8 million in warranties, indemnifications and guarantees outstanding in favor of HVB Group members outside of our consolidated group, almost all of which run in favor of HypoVereinsbank.

Our subsidiary in the Cayman Islands holds alternative investments that had a fair value of approximately USD 700 million as of May 31, 2003. The value of the investments is guaranteed by a company that belongs to the HVB Group, but is not a member of our consolidated group. In the event of an adverse development of these investments, our subsidiary may have claims against the HVB Group company arising under the guarantee. Approximately half of the alternative investments are re-financed through a non-European branch of HypoVereinsbank.

Members of the HVB Group who are not members of our consolidated group had EUR 3,579.7 million in aggregate amount of extensions of credit to members of our consolidated group at December 31, 2002.

We engage on ordinary commercial terms in a broad variety of other transactions with HVB Group members outside of our group, including underwriting syndications, loan participations and derivative transactions. From time to time we act as underwriter or placement agent for securities issued by HVB Group companies outside of our group and HVB Group companies outside of our group from time to time act as underwriters or placement agents for securities issued by companies in our group.

Framework Agreement

On July 22, 2000, HypoVereinsbank, the former Bank Austria AG (later merged into us) and the AVZ (since April 18, 2001: the AVZ-Stiftung), as a major shareholder of Bank Austria AG and guarantor of our company's liabilities pursuant to the Austrian Banking Act, entered into a Framework Agreement (*Grundsatzvereinbarung*) concerning HypoVereinsbank's acquisition of us and the integration of our group into the HVB Group. The Betriebsratsfonds joined as a party to certain provisions of the agreement. Subsequently, our company acceded to the Framework Agreement.

The Framework Agreement deals both with legal steps taken to effect the acquisition of our shares by HypoVereinsbank and with the strategic allocation of activities between the other members of the HVB Group and our group along regional and functional lines. Furthermore, it contains two sub-agreements: the "Bank of the Regions Agreement" among all the parties and the "Shareholders Agreement" between HypoVereinsbank and the AVZ (since April 18, 2001: the AVZ-Stiftung). It is supplemented by a Memorandum of Understanding entered into in the second quarter of 2002 among HypoVereinsbank, the AVZ-Stiftung and us, and a side letter agreement between HypoVereinsbank and us entered into during the second quarter of 2002.

In the Framework Agreement, the parties agreed that certain provisions intended to confer a degree of legal autonomy on our group would be included in our Articles of Association. Important decisions

subject to the approval of the Supervisory Board pursuant to our Articles of Association require, by the terms of the Articles, the presence of two-thirds of the members of the Supervisory Board and a majority of two-thirds of the votes cast. This provision in the Articles may only be amended with the holders of registered shares present at the relevant shareholders' meeting. The requirements concerning the presence of board members and voting majorities at Supervisory Board meetings, in connection with the number of Supervisory Board members appointed by our works' council and the requirement that the holders of registered shares be present at our shareholders' meetings in order to take certain actions, effectively grant a form of co-determination right to the works' council of our company with respect to certain issues affecting the autonomy of our group. For further information concerning the nature and rights of the works' council, please refer to "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG."

Bank of the Regions Agreement

The Bank of the Regions Agreement established that we would function within the HVB Group as an autonomous universal bank. It further confirmed that we would act within the HVB Group as the leading company of the Bank Austria Creditanstalt Group in Austria and in Central and Eastern Europe (specifically, at present, Poland, the Czech Republic, Hungary, Slovenia, Slovakia, Croatia, Bulgaria, Romania, Bosnia and Herzegovina, Serbia and Montenegro and Macedonia). The parties agreed that essentially all activities of the HVB Group in Austria and the CEE countries would be placed under Bank Austria Creditanstalt AG. In keeping with our focus on this region, we agreed that essentially all our activities outside this region would be placed under HypoVereinsbank. It was agreed that the transfers of companies and units needed to effect this refocusing would be carried out, on an aggregate basis, for consideration on arm's length terms.

Our Management Board is responsible for the direction and decision-making of the Austria/CEE business segment within the HVB Group. In accordance with this agreement, our Management Board exercises this responsibility within the overall framework of the strategies, goals and basic guidelines set by HypoVereinsbank concerning earnings, investment and risk policies, risk management (including market and credit risks), accounting, operational controlling and financial reporting for the HVB Group. Our Management Board is charged with the application of these strategies, goals and basic guidelines, in each case in keeping with its powers and responsibilities under Austrian corporate law and our Articles of Association.

The Bank of the Regions Agreement specifies that, in agreement with HypoVereinsbank, we are to have our own treasury operations and our own facilities for trading in currencies, bonds and equities within our region.

Shareholders Agreement

Under the Shareholders Agreement, HypoVereinsbank and the AVZ-Stiftung are obligated to exercise their rights as shareholders to accomplish the objectives of the Bank of the Regions Agreement. The Shareholders Agreement addresses the number of members of our Supervisory Board to be elected at our shareholders' meetings and the right of HypoVereinsbank to designate several of the elected Supervisory Board members. Under the Shareholders Agreement, the number of Supervisory Board members to be designated by HypoVereinsbank depends on the number of Supervisory Board members elected by the shareholders' meeting. At present, the agreement with the AVZ-Stiftung is that HypoVereinsbank has the right to nominate four of our eleven shareholder-elected Supervisory Board members. This agreement will not be affected by this offering.

The Shareholders Agreement provides that it may be terminated by either party upon one year's prior written notice, but no earlier than with effect from December 8, 2006. This does not apply to the Framework Agreement as a whole or to the Bank of the Regions Agreement, neither of which is made subject to a termination provision.

The Bank of the Regions Reorganization

In the Framework Agreement, HypoVereinsbank agreed to transfer its businesses in Austria and Central and Eastern Europe to us, and we agreed to transfer our businesses outside of Austria and Central and Eastern Europe to HypoVereinsbank. Except as stated below, these transfers have been effected. For a variety of reasons, however, we retained ownership of a small number of operations outside of Austria and Central and Eastern Europe. Similarly, HypoVereinsbank retained a small number

of operations in our sphere of operations. These retained operations often serve to support activities closely related to our respective geographic areas of focus. We also retained ownership of a leasing business in the United Kingdom that did not fit in the HypoVereinsbank business profile, a Cayman Islands subsidiary and a 50% interest in an Argentinian operation that we are in the process of selling to the other shareholders, subject to regulatory approvals.

The following tables set out information concerning the principal operations transferred:

Transfers From Us to HypoVereinsbank

Company or Operation	Jurisdiction	Date of Transfer of Operational Control	Date of Legal Transfer
CB BA/CA Russia ZAO	Russia	June 18, 2001	June 18, 2001
JSCB HVB Ukraine	Ukraine	July 2001	—(1)
BA-CA Deutschland AG	Germany	June 25, 2001	June 25, 2001
BA-CA Munich branch office	Germany	June 30, 2001	June 30, 2001
BA-CA London branch office	UK	June 3, 2001	June 3, 2001
BA-CA Hong Kong branch office	Hong Kong	March 31, 2001	March 31, 2001
BA-CA Singapore branch office	Singapore	March 31, 2001	March 31, 2001
BA-CA Milan branch office	Italy	April 1, 2001	April 1, 2001
BA-CA LLC, Delaware	United States	June 1, 2001	June 1, 2001
BA-CA New York branch office	United States	June 1, 2001	—(2)
BA-CA Greenwich/Connecticut branch office	United States	June 1, 2001	—(3)
BA-CA Asia Ltd.	Hong Kong	March 31, 2001	June 15, 2001
BA-CA Capital Management Ltd.	Hong Kong	March 31, 2001	February 14, 2001
Banco BBA Creditanstalt S.A.	Brazil	April 27, 2001	December 15, 2001
Banco Interfinanzas S.A.	Argentina	April 27, 2001	—(1)
B.I.I. Creditanstalt International Ltd. Cayman Islands	Cayman Islands	April 27, 2001	—(4)

(1) Regulatory approval of legal transfer pending.

(2) To be closed down.

(3) Closed down.

(4) Under liquidation.

Transfers From HypoVereinsbank to Us

Company or Operation	Jurisdiction	Date of Transfer of Operational Control	Date of Legal Transfer
Schoellerbank AG	Austria	June 29, 2001	June 29, 2001
HypoVereinsbank Hungaria Rt., Budapest	Hungary	September 30, 2001	November 2001
HypoVereinsbank Slovakia a.s., Bratislava	Slovakia	September 30, 2001	December 2001
HVB Bank Czech Republic a.s., Prague	Czech Republic	September 30, 2001	December 2001
Bank Przemyslowo-Handlowy PBK S.A., Krakow	Poland	December 2001	Acquisition in stages
HVB Zagreb branch office	Croatia	July 1, 2001	July 2001(1)
HVB Sofia branch office	Bulgaria	March, 2001	2002(1)

(1) Wound up.

Some of the transfers were accomplished by means of asset and liability assignments.

For purposes of our financial reporting, all the above-mentioned transfers were given effect as of January 1, 2001.

In the period between June 2001 and July 2002, we acquired from HypoVereinsbank shares in BPH PBK that brought our holdings in that bank to approximately 52% and reduced HypoVereinsbank's holdings to 18.95%.

In 2002, HypoVereinsbank and we finalized the terms of the transfer of our affiliates in Latin America to HypoVereinsbank with effect from December 31, 2002. In terms of the realignment of operations pursuant to the Bank of the Regions Agreement, the only transfer between HypoVereinsbank and us remaining to be completed is the acquisition by us of HypoVereinsbank's residual 18.95% holding in BPH PBK, which we intend to effect using a part of the proceeds from this offering.

In the Bank of the Regions Agreement, it was agreed that, on an overall basis, the transfers would be made at the then current market value and, to the extent possible, on a tax-neutral basis, but that individual transactions would not have to be made on a current market value basis so long as any overall shortfall was made up to the other party. As a general matter, we settled these transfers of operations on a net basis annually. As a result of the transfers, we received a net amount of EUR 378 million from HypoVereinsbank in 2001 and paid a net amount of EUR 487 million to HypoVereinsbank in 2002. We recorded a net pre-tax loss on these transfers in 2001 in the amount of EUR 15 million, and a net pre-tax loss in 2002 of EUR 49 million. We recorded an aggregate amount of goodwill in respect of the acquired operations of EUR 443 million in 2001, and EUR 81 million in 2002.

We have an arrangement with HypoVereinsbank that expires on December 31, 2003 whereby HypoVereinsbank exercises day-to-day managerial control over our two U.S. branches, subject to our routine oversight and control procedures. Under this arrangement, HypoVereinsbank effectively absorbs all the economic gains and losses associated with those branches. No new business is being or will be conducted in those branches, which we plan to close later this year. We had a similar arrangement with HypoVereinsbank regarding B.I.I. Creditanstalt International Ltd., a Cayman Islands company which is currently being wound up by its liquidator.

HypoVereinsbank acts as guarantor of approximately EUR 275 million in credits extended by us in Latin America.

We have arrangements with HypoVereinsbank that allow a small number of our employees to use space in HypoVereinsbank offices in various jurisdictions where we do not have offices.

In May 2003, we agreed with HypoVereinsbank on the timing of our acquisition of HypoVereinsbank's remaining 18.95% holding in BPH PBK after the successful completion of this offering for an aggregate purchase price of approximately EUR 439 million (as agreed in 2001). The acquisition of these shares is to be effected in stages. The initial stage will be the acquisition of a 9.5% holding that we expect to complete shortly after this offering. Subject to the receipt of requisite regulatory approvals, we expect to complete the acquisition of the balance of the shares by the end of this year. We expect to fund this acquisition from the proceeds of this offering. We expect to record approximately EUR 56 million in additional goodwill as a result of this acquisition, based on current market conditions. This acquisition will complete the reorganization of operations called for under the Bank of the Regions Agreement. For further information concerning this acquisition, see "Use of Proceeds."

Management and Staffing Interlocks with the HVB Group

Some of our Supervisory Board members, Management Board members, officers and employees also have positions within other members of the HVB Group. We believe these interlocks foster good

communication between the groups and are generally beneficial to us. The principal interlocks are as follows:

Name	Position with Us	Position with HVB Group	Area of Responsibility at HVB Group
Gerhard Randa	Supervisory Board, Chairman	Management Board	Chief Operating Officer Austria/CEE business segment
Dr. Stefan Jentzsch . . .	Supervisory Board	Management Board	Corporates & Markets business segment
Michael Mendel	Supervisory Board	Management Board	Germany business segment
Dr. Wolfgang Sprißler .	Supervisory Board	Management Board	Chief Financial Officer
Wolfgang Haller	Management Board, Chief Operating Officer	Divisional Board	Operations (HVB Group-wide optimization of systems and shared services)
Dr. Johann Strobl	Divisional Board (Risk Control)	Divisional Board	Risk Control
Dr. Jürgen Kullnigg . . .	Head of Strategic Credit Risk Management Division	Managing Director of Quality Standards Credit Business	
Dr. Thomas Bretzger . .	Deputy Head of Strategic Credit Risk Management Division	Managing Director of Group Credit Portfolio Management	

Four of our eleven Supervisory Board members (Gerhard Randa, Dr. Stefan Jentzsch, Michael Mendel and Dr. Wolfgang Sprißler) are designated by HypoVereinsbank pursuant to the rights granted to it under the Shareholders Agreement.

We have instituted a set of policies intended to prevent officers in dual roles from using their dual authorities to shift risks, gains or losses between our group and the rest of the HVB Group, or to sidestep risk limits. Among the policies are a prohibition on a dual role officer managing a proprietary trading book for both HypoVereinsbank and us and a prohibition on a dual role officer providing instructions in respect of individual transactions between HypoVereinsbank and us within that officer's area of authority. Dual role officers are also required to perform their functions within the parameters of our risk controls system. We may change these policies from time-to-time.

Keepwell Declaration

Our parent company, HypoVereinsbank, has issued a keepwell declaration (*Patronatserklärung*) in respect of our company and in respect of our Polish subsidiary, BPH PBK. With this declaration, our parent company undertakes, in proportion to its shareholding in us and BPH PBK, to ensure that we and BPH PBK are in a position to meet our contractual obligations. The undertaking contains an exclusion for political risk (*e.g.*, currency inconvertibility). We do not believe that this declaration is presently material to our credit standing.

Relationship with the AVZ-Stiftung

The former Bank Austria AG had a long relationship with the AVZ that is carried on today in the relationship between the AVZ-Stiftung and our company. See "Our History in Brief."

As explained below, the AVZ-Stiftung is liable under Austrian law for all of our obligations, and it is through the AVZ-Stiftung that our obligations incurred prior to December 31, 2001, benefit from a statutory deficiency guarantee in respect of the AVZ-Stiftung by the City of Vienna.

The Statutory Guarantees

In Austria, a municipality which founds a savings bank guarantees by law the obligations of each savings bank it founded. Accordingly, the City of Vienna, as founder of Zentralsparkasse und Kommerzialbank Wien ("Z-Bank"), guaranteed the obligations of Z-Bank which was subsequently renamed Anteilsverwaltung-Zentralsparkasse (*i.e.*, the AVZ). The AVZ was the contributing savings bank and transferor of Z-Bank's business into Zentralsparkasse und Kommerzialbank AG ("Z-Bank AG"), a subsidiary of Z-Bank and our legal predecessor, and so by law became the guarantor of all our company's obligations. The AVZ-Stiftung is now the guarantor of our company's obligations. This guarantee does not, however, extend to the obligations of any of our subsidiaries.

Under the Austrian Banking Act (*Bankwesengesetz*), the AVZ-Stiftung is liable, in the event of our company's inability to pay its debts, for the fulfilment of all of our company's present and future obligations. Furthermore, under the Austrian Savings Bank Act (*Sparkassengesetz*), in the event of our company's inability to pay its debts, the City of Vienna is liable as deficiency guarantor in accordance with the Austrian Civil Code (*Allgemeines Bürgerliches Gesetzbuch*) with respect to the obligations of the AVZ-Stiftung, including AVZ-Stiftung's guarantee obligations under the Banking Act, and the obligations of our company subject to the limitation described in the following paragraph.

The Savings Bank Act provides contributing savings banks, such as the AVZ, with the opportunity to transform themselves into private foundations. If a contributing savings bank opts for such a transformation, the guarantee of the municipality under the Savings Bank Act is limited to obligations that were incurred as of the year-end balance sheet date following the registration of the transformation into the companies' register. In 2001, the AVZ was transformed into the AVZ-Stiftung, a private law foundation. The transformation was entered into the companies' register on April 18, 2001. Accordingly, the deficiency guarantee of the City of Vienna only covers obligations of our company that were incurred before January 1, 2002. The AVZ-Stiftung, however, continues to be the deficiency guarantor of all obligations of our company. We do not believe that the AVZ-Stiftung guarantee has a meaningful influence on the credit ratings for our new indebtedness.

Under Austrian law, claims under a deficiency guarantee under the Civil Code will be honored only for amounts that a creditor has not been able to recover after having exhausted all reasonable legal remedies against the debtor and any property pledged to secure the debtor's obligations to such creditor. Any legal defences available to the debtor would be available to the deficiency guarantors.

Other AVZ-Stiftung Relationships

Today, the AVZ-Stiftung has a fourteen-member board that is composed of four members of our Management or Supervisory Boards, four of the works' council delegates to our Supervisory Board and an additional six members with long-time experience in business and finance who are unaffiliated with us. In the event of a vacancy on the board, the remaining board members elect a replacement. Currently, the Chairman of our Supervisory Board, Gerhard Randa, our Supervisory Board member, Gerhard Mayr, the Chairman of our Management Board, Karl Samstag, and the Deputy Chairman of our Management Board, Friedrich Kadrnoska, are members of the board of the AVZ-Stiftung. The four members of our works' council on the AVZ-Stiftung's board are Hedwig Fuhrmann, Wolfgang Heinzl, Adolf Lehner and Wolfgang Lang. One of our group's key employees, Dr. Herbert Pichler, serves as one of the general managers of multiple AVZ-Stiftung subsidiaries.

We own a 49% equity interest in a subsidiary of the AVZ-Stiftung that acts as a holding company for a number of minority equity investments, including shares in three Austrian regional banks (a 37.5% equity stake in Bank für Tirol und Vorarlberg, a 28% equity stake in Bank für Kärnten und Steiermark, and a 29.4% equity stake in Oberbank). This 49% interest was acquired in May 2003 through the conversion of a certificated profit-sharing right (*Genussrecht*) that we had held with respect to that subsidiary. Under the Articles of Association of that subsidiary, we are entitled to all the dividends received by the subsidiary from its equity holdings in the three regional banks. Our right to income from releases of capital reserves and the net liquidation proceeds of that subsidiary, in contrast, is in proportion to our percentage ownership interest. We expect to receive from the subsidiary in 2003 approximately EUR 13.0 million in dividends relating to 2001 and 2002. Our book value for the shares of the AVZ-Stiftung subsidiary is EUR 476 million. The assets of the subsidiary include an equity interest of 25% in our Bank Austria Creditanstalt Treuhand GmbH subsidiary. The subsidiary also holds an equity interest of 8.25% in Oesterreichische Kontrollbank AG, in which we directly hold a 49% stake.

In 2002, we recorded at the group level a gain of EUR 85 million from our sales to companies belonging to the AVZ-Stiftung group of a 24.9% stake in VISA-SERVICE Kreditkarten AG, a 63.8% stake in Österreichisches Verkehrsbüro AG, and a 8.25% stake in Oesterreichische Kontrollbank AG. In 2001, we recorded a gain of EUR 187 million, which was partly offset by a related write-off of goodwill of EUR 20 million, from our original sale of the shares in the three above-mentioned Austrian regional banks to a subsidiary of the AVZ-Stiftung group.

We have engaged and intend to continue to engage in a variety of other commercial banking and financial relationships on an arm's length basis with the AVZ-Stiftung and its subsidiaries. As at March 31, 2003, we had an aggregate amount of EUR 949 million in extensions of credit to the AVZ-Stiftung and its subsidiaries. As at that same date, the AVZ-Stiftung group had investments with us (deposits and supplementary capital) of approximately EUR 800 million. The AVZ-Stiftung group's most significant asset is its holding of approximately 5% of the equity capital of HypoVereinsbank.

Transactions with Management and Supervisory Board Members

Please refer to "Management and Employees—Management—Remuneration of the Management Board," "Management and Employees—Management—Remuneration of the Supervisory Board," and "Management and Employees—Management—Transactions with Members of the Management Board and Supervisory Board" for certain information concerning transactions between the members of our Management and Supervisory Boards and us.

Divestitures to Subsidiaries of Private Foundations We Founded

More than five years ago, we decided to reduce substantially the holdings that we had held in companies and assets that were not part of our core business as a financial services provider.

The Immobilien Privatstiftung

In keeping with this decision, in 1999, we transferred the ownership of a substantial portion of our real estate used by third parties to a holding company wholly owned by a private foundation, the Immobilien Privatstiftung, which we had founded.

The Immobilien Privatstiftung is self-owned and is administered by a three-member board of directors. The three current directors are Dr. Wolfgang Houska, Gerhard Randa and Werner Floquet. Dr. Houska and Mr. Floquet are Austrian accountants and tax advisers. Dr. Houska is a former partner of one of our three outside auditing firms. Mr. Randa is the Chairman of our Supervisory Board. In the event of a vacancy on the board, the remaining two board members elect his replacement. If there are fewer than two members, a court appoints replacements. The foundation's board effectively has the power to make all final decisions of significance with regard to the management of the holding company subsidiary's assets. Decisions of the foundation's board are taken by majority vote at a meeting with a quorum of at least two directors. The holding company subsidiary is a limited liability company (*Gesellschaft mit beschränkter Haftung*) that has Mr. Maximilian Weikhart and Dr. Thomas Jakoubek as its managing directors. Mr. Weikhart is a former employee of our company.

In exchange for the real estate portfolio we sold to the foundation's subsidiary, we received from that subsidiary certificated profit- and liquidation-sharing rights (*Substanzgenussrechte*). These rights essentially entitle us to receive 95% of the annual consolidated adjusted cash flow (and liquidation distributions upon wind-up) calculated with respect to properties we originally transferred in 1999 ("old properties") and 80% of the annual consolidated net income of the subsidiary (and liquidation distributions upon wind-up) calculated with respect to properties acquired by the subsidiary since then ("new properties"). The adjusted cash flow calculation relating to the old properties starts with the consolidated net income of the subsidiary from the old properties and adjusts for minority interests, amortization and depreciation/appreciation and positive and negative changes in hidden reserves/ impairments relating to the underlying assets.

Under the terms of the profit- and liquidation sharing rights, the subsidiary is required to prepare its accounts in a way that produces the largest distributable profit permitted by law. If the subsidiary has insufficient distributable profits (*Bilanzgewinn*) to pay a required distribution legally, the payment entitlement under the profit- and liquidation-sharing rights is carried over into later periods.

We are not obligated to make any additional contributions to the foundation or its wholly owned subsidiary. The profit- and liquidation-sharing rights are in the form of certificates and have the character

of an investment in a real estate fund. This structure would allow these certificates to be placed, subject to market conditions, with purchasers at such times as we deem appropriate. For accounting purposes, we treat the certificates as held on an "available for sale" basis, although there is at present no public market for them. The book value of the rights is reviewed regularly on a portfolio basis that takes the underlying investments into consideration. As of December 31, 2002, we carried these profit- and liquidation-sharing rights at a book value of EUR 440 million. EUR 421 million thereof were attributable to Bank Austria Creditanstalt AG and EUR 19 million to Lasallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H. In 1999, we realized a gain of EUR 165 million on our transfer of our real property portfolio to the foundation's subsidiary. In 2002, we received a cash distribution of EUR 23 million in respect of profit- and liquidation-sharing rights, as compared to EUR 23 million in 2001. Of the EUR 23 million, EUR 22 million were attributable to Bank Austria Creditanstalt AG and EUR 1 million to Lasallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H. in both 2002 and 2001.

At year-end 2002, approximately 35% of the properties in the real estate portfolio were residential properties and 65% were business properties.

The B & C Privatstiftung

Similarly, in 2000 and 2001, we sold most of our non-banking equity shareholdings to the wholly owned subsidiary of another private foundation, the B & C Privatstiftung, which we had founded, in exchange for certificated profit- and liquidation-sharing rights that essentially entitle us to 95% of the annual net income (*Jahresüberschuss*) and of any liquidation distributions made at the level of the holding company subsidiary (*i.e.*, not on a consolidated basis). On account of the difference in the underlying assets, our profit- and liquidation-sharing rights relating to the B & C Privatstiftung's holding company subsidiary differ somewhat from those associated with the Immobilien Privatstiftung's subsidiary.

Like the Immobilien Privatstiftung, the B & C Privatstiftung is self-owned and is administered by a three-member board of directors, one of whom is Gerhard Randa, the current Chairman of our Supervisory Board. The other two directors are Dr. Wolfgang Houska and Dr. Wolfgang Hofer. Mr. Houska's background is described above. Dr. Hofer is an Austrian attorney-at-law whose firm, among others, provides legal services to our company. In the event of a vacancy on the board, the remaining two board members elect his replacement. If there are fewer than two members, a court appoints replacements. The foundation's board effectively has the power to make all final decisions of any significance with regard to the management of the holding company subsidiary's assets and distribution of its cash. Decisions of the foundation's board are taken by majority vote at a meeting with a quorum of at least two members. The holding company subsidiary is a limited liability company (*Gesellschaft mit beschränkter Haftung*) that has Karl Schmutzer and Dr. Walter Lederer as its managers. Mr. Schmutzer and Dr. Lederer are both former employees of our company who were responsible for the management of our non-banking participations.

The foundation aims, among other things, to promote Austrian business through long-term share ownership in large Austrian companies. As of the date of this Offering Circular, the significant holdings in the portfolio of the B & C Privatstiftung's holding company subsidiary were as follows:

Name of Company	Percentage of Equity
Allgemeine Bauges.—A. Porr AG(1)	32.6%
"ALWA" Güter-u. Vermögensverwaltungs-GmbH	50.1%
Austrian Airlines Luftfahrts AG(1)	7.6%
Austrowaren HandelsgmbH	100%
CENTER Nachrichten-technische Anlagen Ges.m.b.H	100%
CLS Beteiligungs-Gesellschaft mbH	66.7%
JCDecaux CEE GmbH	41.5%
Hans Lurf GmbH	100%
Heilbad Sauerbrunn GmbH & Co KG	45.7%
Imperial Hotels Austria AG	52.1%
Industrie- und Forstverwaltung AG	26.2%
Lenzing AG(1)	87.9%
LTB Beteiligungs-GmbH	24.9%
Oesterreichische Nationalbank AG	4.3%
Palais am Stadtpark GmbH & Co KG	100%
Pragoholding a.s.	30%
Ruster Hotel GmbH & Co KG	47.9%
Semperit AG Holding(1)	42.8%
VAMED AG	10.0%
VOEST Alpine Intertrading AG	5.5%
Wiener Betriebs- und Bauges.m.b.H.	100%
Wiener Porzellanmanufaktur Augarten Ges.m.b.H.	81.5%
Wiener Kühlhaus Frigoscandia Ges.m.b.H.	50%

(1) Listed on the Vienna Stock Exchange.

The holding company subsidiary recently increased its interest in Semperit AG Holding, a publicly traded Austrian rubber and plastics products manufacturer from 25.3% to 42.8%. The holding company subsidiary has announced that, in accordance with the requirements of Austrian takeover law, it will make an offer to the other shareholders of Semperit AG Holding to acquire their shares.

We are not obligated to make any further contributions to this foundation or its holding company subsidiary. As of December 31, 2002, we carried the profit- and liquidation-sharing rights at a book value of EUR 863 million. We review the book value of the rights at least once annually on a portfolio basis that takes the underlying investments into consideration. We recorded gains of EUR 194 million in 2000 and of EUR 71 million in 2001 in connection with dispositions of equity holdings to the foundation's subsidiary. At the time of the initial disposition of the equity holdings to the foundation's subsidiary, it was agreed that the dividends distributed by portfolio companies in respect of the year 2000 would still belong to us. All dividends in respect of the year 2000 distributed by the portfolio companies during the course of 2001 have been paid to us. As a result, we did not receive profit-sharing rights payments in respect of these year 2000 dividends during 2001. Dividends distributed to the holding company subsidiary by the portfolio companies during 2002 in relation to the year 2001 are to be paid over to us during 2003 to the extent of our entitlement under our profit- and liquidation-sharing rights, subject to the availability of an annual surplus (*Jahresüberschuss*) at the holding company subsidiary for the year 2002.

For accounting purposes, we treat the profit- and liquidation-sharing rights issued by the holding company subsidiary as "available for sale," although there is no public market for them at present.

Governance and General Information Relating to the Foundations and Their Subsidiaries

The revocation of the Immobilien and B & C foundations by their founders is prohibited by law. As a practical matter, the directors of the foundations have the power to make all significant decisions with respect to the assets and liabilities of the foundations and their holding company subsidiaries. Subject to the terms of the relevant profit- and liquidation-sharing rights, the directors may, at their discretion, choose whether to authorize the purchase or sale of the investment holdings of their respective

foundations and their holding company subsidiaries and make other decisions with respect to the subsidiaries, including the incurrence of debt and the pledging of their assets. There is no limit to the lives of the foundations or their holding company subsidiaries. Our company has no right to wind-up the holding company subsidiaries. Our rights with regard to the holding company subsidiaries are essentially limited to our distribution entitlements, our right to certain information, our right to have a single representative on the advisory boards (*Beiräte*) and supervisory boards, as the case may be, of the holding company subsidiaries as long as we hold more than half of the profit- and liquidation-sharing rights issued, and qualified anti-dilution rights. We also have the right to require the holding company subsidiaries to list our profit- and liquidation-sharing rights on a stock exchange.

The managers of the holding company subsidiaries are obligated to protect the interests of the holders of the profit- and liquidation-sharing rights. Under the instruments creating the foundations, the directors of the foundations are required to protect the interests of the holders of these rights in shareholder decisions concerning the holding company subsidiary groups and in the supervision of these groups. The advisory boards of the holding company subsidiaries are obligated to comply with the constitutive documents of these subsidiaries, which call on them to protect the rights of the holders of the profit- and liquidation-sharing rights.

Both holding company subsidiaries are obligated under their constitutive documents and the terms of the profit- and liquidation-sharing rights to make annual distributions. The terms of the profit- and liquidation sharing rights impose on the holding company subsidiaries the obligation to ensure that their lower-tier subsidiaries and minority shareholdings pay dividends at appropriate levels in this regard.

The terms of the profit- and liquidation-sharing rights contain certain anti-dilution provisions, including subscription rights in the case of a capital increase.

We can terminate our profit- and liquidation-sharing rights only for important good cause (*aus wichtigem Grund*), such as material breach without cure after demand. We have no right to remove the directors of the foundations or the advisory board members or managers of the holding company subsidiaries (other than our appointees to the advisory boards). We have no control over the foundations or their subsidiaries, which is also crucial for accounting purposes, and as a result do not include them within our consolidated group.

Each of the two holding company subsidiaries has an advisory board with up to five members, to which we are entitled to appoint one member. The advisory boards have a supervisory function and do not have the authority to manage the holding company subsidiaries. Each foundation's management board can at any time replace any member of its holding company's subsidiary's advisory board, other than our designated representative. Certain important decisions at the level of the holding company subsidiaries and their respective lower-tier subsidiaries, however (such as the sale or purchase of shares or real estate, borrowings or extensions of credit), require the approval of the relevant advisory board. Mr. Bruno Ettenauer, one of our officers, is our designated representative on the advisory board of the Immobilien holding company subsidiary. Mr. Karl Samstag, the Chairman of our Management Board, is our designated representative on the advisory board of the B & C holding company subsidiary.

As at December 31, 2002, we had no loans outstanding to either the Immobilien Privatstiftung or the B & C Privatstiftung. We engage in lending and other commercial banking transactions on an arm's length basis with the holding company subsidiaries of the two foundations and with companies that are among the investments of the holding company subsidiaries. At December 31, 2002, the aggregate amount of loans from us to companies directly or indirectly majority-owned by the two foundations was EUR 351 million, as compared to EUR 258 million at year-end 2001.

The beneficiaries of the foundations and therefore, indirectly, of the cash flows and liquidation distributions to which we are not entitled under our profit- and liquidation-sharing rights are, in the case of the Immobilien Privatstiftung, the shareholders of our company and, in the case of the B & C Privatstiftung, the shareholders of HypoVereinsbank. You should note, however, that these beneficiaries have no control over the timing of distributions, if any, from the holding company subsidiaries to the foundations or from the foundations to the beneficiaries, and the foundation directors may choose to deploy any cash the foundations may receive at such time and in such manner as the directors deem appropriate. No distributions from the foundations to their beneficiaries have been made and there is no current expectation that any will be made.

Arrangements with an Affiliated Hedge Fund Management Company

We have approximately USD 600 million (based on values reported to us as at March 31, 2003) invested in accounts and hedge funds managed on a discretionary basis by an investment manager (Ramius Capital Group LLC) in which we hold a 24.9% equity interest and to which we extend debt financing on arm's length commercial terms. The investment manager's strategies generally focus on generating returns that are non-market-directional in nature by exploiting perceived inefficiencies in various financial market sectors. Although we have been very satisfied with the performance of the accounts and hedge funds, there can be no assurance that the investment manager's strategies will continue to be successful.

Other Commitments

We own interests in a large number of companies in which there are third-party investors. In this regard, it is not uncommon for us to be party to shareholder agreements with those other investors. Such shareholder agreements generally address corporate governance issues for these companies, pre-emptive rights among the shareholders, funding commitments, rights of first refusal and various other matters. In some cases, the investee companies may also be party to the agreements. We do not believe that any of these agreements is material to our consolidated group.

We have issued keepwell declarations (*Patronatserklärungen*) for our subsidiaries as described in note 43 to our 2002 consolidated annual financial statements.

DESCRIPTION OF SHARE CAPITAL AND SUMMARY OF ARTICLES OF ASSOCIATION OF BANK AUSTRIA CREDITANSTALT AG

The following is a summary of the material terms of our shares, as set out in our Articles of Association (Satzung), and certain relevant provisions of the Austrian Stock Corporation Act (Aktiengesetz). This description is only a summary and does not contain everything that our Articles of Association contain. A copy of our Articles of Association is available for inspection at our offices at Am Hof 2 and Vordere Zollamtsstrasse 13 in Vienna.

Our current Articles of Association were last modified at our shareholders' meeting on June 20, 2003, and by the resolution of the Supervisory Board determining the actual increase of our share capital on July 7, 2003 and apply in view of the Stock Corporation Act.

Our Share Capital Prior to the Offering

Our share capital consists of ordinary no-par value voting shares, issued either in registered or in bearer form. Prior to the offering pursuant to this Offering Circular, our issued and fully paid-in share capital amounts to EUR 828,780,000, which is divided into:

- 10,100 ordinary no-par value voting registered shares with restricted transferability; and
- 113,989,900 ordinary no-par value voting bearer shares.

Under Austrian law, no-par value shares (*Stückaktien*) have a nominal portion of the share capital which equals the total amount of the issued share capital divided by the number of shares. The notional portion of the share capital of our ordinary no-par value shares amounts to EUR 7.27.

General Information on Capital Measures

Austrian law permits us to increase our share capital in any of three ways:

- A shareholder resolution authorizing the issuance of new shares (*ordentliche Kapitalerhöhung*).
- A shareholder resolution authorizing the Management Board under the Articles of Association and subject to approval of the Supervisory Board to issue new shares up to a specified amount (not exceeding 50% of the issued share capital) within a specified period, which may not exceed five years (authorized capital/*genehmigtes Kapital*).
- A shareholder resolution authorizing the issuance of new shares up to a specified amount for specific purposes, such as for employee stock options (not exceeding 10% of the issued share capital), converting rights granted to holders of convertible bonds or use as consideration in a merger (not exceeding 50% of the issued share capital) (conditional capital/*bedingtes Kapital*).

Shareholder resolutions that increase our share capital require a simple majority of the share capital present at the shareholders' meeting, unless the subscription rights of existing shareholders are to be excluded, in which case a 75% majority is required. Shareholder resolutions approving conditional or authorized capital each require a 75% majority of the share capital present at the relevant shareholders' meeting.

In general, except for certain reductions of share capital through the redemption of own shares, a resolution relating to the reduction of our share capital requires a majority of at least 75% of the share capital present at our shareholders' meeting.

Changes in Our Share Capital Since 2000

During the last three years, our share capital has changed as follows:

In connection with the combination of our company with the HVB Group, our shareholders' meeting on September 26, 2000 resolved to increase our share capital of EUR 72,700:

- by EUR 683,361,098, through the issuance of 93,997,400 ordinary no-par value voting bearer shares to the former Bank Austria AG against the contribution in kind of ordinary shares in Creditanstalt AG, and
- by EUR 145,346,202, through the issuance of 19,992,500 ordinary no-par value voting bearer shares and 100 ordinary no-par value voting registered shares in connection with our company's merger with Bank Austria Creditanstalt International AG. See "Our History in Brief—Integration of Our Company into the HVB Group."

In 2001 and 2002, we did not change our share capital.

Capital Increase with Respect to the Offering

The New Shares being offered pursuant to this Offering Circular will be issued on the basis of a capital increase excluding the right of subscription of our existing shareholders. In a shareholders' meeting held on June 20, 2003, our shareholders resolved to increase our company's share capital against cash contributions by up to EUR 240,140,749.80 to up to EUR 1,068,920,749.80 through the issuance of up to 33,031,740 ordinary no-par value voting bearer shares. The subscription rights of the shareholders were excluded. On July 7, 2003 the Supervisory Board resolved to issue 33,031,740 ordinary no-par value voting bearer shares. This capital increase is expected to be registered with the companies' register on July 9, 2003. Following a capital increase in the full amount authorized by the resolution, our share capital, upon registration in the companies' register, will be EUR 1,068,920,749.80, divided into 147,021,640 ordinary voting bearer shares and 10,100 ordinary voting registered shares, each with no par value, and with a notional portion of the share capital of EUR 7.27.

Authorized Capital with Respect to the Offering

In the shareholders' meeting held on June 20, 2003, it also was resolved to authorize our Management Board, subject to the consent of our Supervisory Board, to increase our share capital, up to an aggregate amount not exceeding EUR 36,021,105.20 through the issuance of up to 4,954,760 new ordinary no-par value voting bearer shares against cash contributions. The resolution of our Management Board on the issuance of the shares must be passed by August 31, 2003. The capital increase must be registered with the companies' register by October 31, 2003. The authorized capital was established in respect of the over-allotment option which we have granted to the underwriters. The subscription rights of our shareholders were excluded. See "The Offering."

Share Certificates/Transferability

The Management Board determines the form and content of all share certificates, dividend coupons, renewal coupons, interim certificates or other securities that are issued by our company. The right to receive individual share certificates is excluded by our Articles of Association.

Holders of our registered shares are required to inform our company of their name, profession/ business and place of residence as well as the number of registered shares held by them for registration in the share register (*Aktienbuch*). Our registered shares may only be transferred with the consent of the Management Board and the Supervisory Board. A holder of registered shares may exchange such shares at any time for an equal number of ordinary bearer shares, which are freely transferable without the prior approval of the Management Board and the Supervisory Board, but which are not relevant for purposes of the attendance requirement relating to registered shares. See "—Voting Rights and Shareholders' Meetings."

Participation Certificates, Supplementary Capital and Subordinated Capital

Banks in Austria are authorized by law to raise profit participation capital (*Partizipationskapital*) in the form of participation certificates (*Partizipationsscheine*) pursuant to Section 23(4) of the Austrian Banking Act (*Bankwesengesetz*) and to raise supplementary capital (*Ergänzungskapital*) pursuant to Section 23(7) of the Banking Act. Banks may also raise subordinated capital (*nachrangiges Kapital*) pursuant to Section 23(8) of the Banking Act. As of March 31, 2003, our company had EUR 1,204 million of supplementary capital and EUR 4,323 million of subordinated capital. Currently, our company has no outstanding participation certificates.

Repurchase of Own Shares

Pursuant to the Stock Corporation Act, Austrian stock corporations like us may not purchase their own shares, subject to certain limited exceptions. Therefore, we may purchase our own shares only in limited circumstances:

- upon approval of the shareholders' meeting, for a period not exceeding 18 months and limited to a total of 10% of the share capital, if the shares are listed on a regulated market (such as the Official Market of the Vienna Stock Exchange), or if the shares are intended to be offered to our employees or employees of certain affiliated companies, or for the purpose of trading in our own shares (the trading portfolio must not exceed 5% of our share capital on any close of day; the resolution must determine minimum and maximum consideration);
- in case the shares are acquired gratuitously or when acting as agent on a commission basis;

- to prevent substantial, immediately impending damage to our company (subject to the limitation of a total of 10% of the share capital);
- by way of universal succession (*i.e.*, succession by merger);
- for the purpose of indemnifying minority shareholders; and
- as part of a redemption of shares in accordance with the rules for capital decreases approved by our shareholders' meeting.

On June 20, 2003, our shareholders' meeting approved the repurchase of our own shares for the purpose of trading in these securities for a period of 18 months.

Our Business Objectives

Pursuant to § 3 of our Articles of Association, the objectives of our business encompass all banking activities permitted by Section 1(1) of the Austrian Banking Act (*Bankwesengesetz*) except for activities associated with the home savings and loan business (*Bauspargeschäft*), investment funds (*Investmentgeschäft*) and equity participation funds (*Beteiligungsfondsgeschäft*). In addition, our company may engage in all of the activities associated with financial institutions, including trading in coins, medals and bars of precious metal, safe deposit box rental, holding interests in of all types of enterprises, acquiring and establishing business enterprises, managing and administering activities of entities in which the bank holds shares, engaging in all activities directly connected with banking activities and all activities ancillary thereto, including the brokerage of home savings and loan contracts, of insurance contracts, of companies and businesses, of shares held in investment funds and of equity shares, the performance of services in the area of automated data processing and the sale of credit cards and, taking into consideration the applicable legal provisions, engaging in all other activities directly or indirectly supporting our business objectives.

Our Articles of Association permit us to pursue these directly as well as through branches and subsidiaries. We perform our business activities in Austria and abroad.

Voting Rights and Shareholders' Meetings

Each of our ordinary shares entitles its holder to one vote at our shareholders' meeting. Shareholders may pass resolutions at a shareholders' meeting by a simple majority of the votes cast or, in the event that the majority of the share capital present is required to approve a measure, by simple majority of the share capital present, unless Austrian law requires a qualified majority vote.

The following measures require by law, which may not be reduced by our Articles of Association, a majority of at least 75% of the share capital present at a shareholders' meeting:

- changing the business objectives;
- increasing the share capital with a simultaneous exclusion of subscription rights;
- approving authorized or conditional capital;
- decreasing the share capital;
- excluding subscription rights for convertible bonds, bonds, and participation rights;
- dissolving the company or continuing a company already dissolved;
- transforming the company into a limited liability company (*Gesellschaft mit beschränkter Haftung*);
- approving a merger or a demerger;
- transferring all assets of the company; and
- approving profit pools or agreements on the operation of the business.

A majority of 90% of the entire share capital is required for an upstream merger pursuant to the Austrian Transformation Act (*Umwandlungsgesetz*) or for a demerger disproportionate to shareholdings pursuant to the Austrian Demerger Act (*Spaltungsgesetz*).

A shareholder or a group of shareholders holding at least 20% of the share capital is entitled to object to settlements or waivers of liability claims of the company against members of the Management Board, the Supervisory Board or third parties.

A shareholder or a group of shareholders holding at least 10% of the share capital is entitled to:

- require special audits of the activities with respect to the establishment of the company and its management, if these activities took place within the last two years, and request the appointment of a special auditor by a court, if such request has been rejected by a shareholder resolution;
- veto the appointment of a special auditor and request a court to appoint another special auditor;
- require the adjournment of the shareholders' meeting if certain positions of the annual financial statements are found to be incorrect by the minority shareholders;
- request the appointment of another auditor of our financial statements by the court for cause; and
- request the assertion of damage claims of the company against members of the Management Board, the Supervisory Board or third parties, if the claim is not obviously unfounded.

A shareholder or a group of shareholders holding at least 5% of the share capital is entitled to:

- require the calling of a shareholders' meeting or call a shareholders' meeting upon judicial authorization, if the Management Board or the Supervisory Board does not accede to a request for a shareholders' meeting;
- require the inclusion of items on the agenda of the shareholders' meeting;
- request the assertion of damage claims of the company against members of the Management Board, the Supervisory Board or third parties, if a special audit report reveals facts which may lead to damage claims against the aforementioned persons;
- apply for the appointment or removal of liquidators for cause;
- apply for an audit of the annual financial statements during liquidation; and
- appeal against a shareholder resolution, if such resolution provides for amortization, accumulated depreciation, reserves and accruals exceeding the limit set by law or the Articles of Association.

Neither the Stock Corporation Act nor our Articles of Association provide for minimum presence quorum requirements for shareholders' meetings in general. However, for certain significant resolutions to be adopted at our shareholders' meetings, all of the holders of our registered shares must be represented in order for those resolutions to be adopted.

The resolutions subject to this requirement are:

- an up-stream merger of our company into a 90% or greater shareholder (and subsequent squeeze-out of any minority shareholders) under the Austrian Transformation Act (*Umwandlungsgesetz*);
- demergers (*Spaltungen*);
- a merger resulting in the dissolution of our company;
- mergers with companies that were not part of the former Bank Austria AG's group on July 22, 2000; and
- amendments to the provisions of our Articles of Association concerning
  - the requirement that the holders of registered shares be present in order for certain shareholder resolutions to be adopted;
  - the requirement that there be an uneven number of shareholder-elected members of the Supervisory Board;
  - the requirement that at least two-thirds of the Supervisory Board members be present and at least two-thirds of the votes cast be in favor of a resolution of the Supervisory Board on the sale of a bank subsidiary that was wholly owned by the former Bank Austria AG on July 22, 2000, if the consideration received exceeds certain thresholds, but in any case, if the transaction volume exceeds 0.3% of our company's net capital resources (*anrechenbare Eigenmittel*) (Section 23 of the Banking Act), in order for the resolution to be effective; and

- the requirement that, through December 8, 2006, at least two-thirds of the Supervisory Board members be present and at least two-thirds of the votes cast be in favor of a resolution of the Supervisory Board authorizing the departure of our company from the savings bank sector in order for the resolution to be effective.

Our shareholders' meetings take place in Vienna. We must give at least 25 days' prior public notice of a shareholders' meeting, such notice also announcing the agenda of the meeting, and a period of at least 21 days (excluding the day on which the notice is published) for depositing the shares. At least three working days prior to the date of the shareholders' meeting, the holders of bearer shares are required to deposit their shares with a custodian, which may be our company, an Austrian notary public, the head office of an Austrian credit institution or any other credit institution listed in the notice announcing the shareholders' meeting. The custodian must then inform our company of any shares deposited with it no later than one day after the close of the depositing period and issue to the depositing shareholder a certificate entitling the shareholder to participate in the shareholders' meeting. Our shareholders may appoint proxies to represent them at shareholders' meetings.

Our annual shareholders' meeting, which must take place within the first eight months of our fiscal year and which is called by the Management Board upon the receipt of the Supervisory Board's report on the annual financial statements, normally adopts resolutions on the following matters:

- distribution of our profits from the preceding fiscal year;
- discharging the members of the Management Board and the Supervisory Board for their activities in the preceding fiscal year; and
- appointment of auditors.

The Management Board, the Supervisory Board or shareholders holding in the aggregate at least 5% of our issued share capital may also call special shareholders' meetings.

The chairman of the Supervisory Board presides at our shareholders' meetings. If the chairman is not present, then the deputy chairman presides. If the deputy chairman is not present or prepared to preside, then the Austrian notary public certifying the meeting presides for purposes of electing a chairman.

Under certain circumstances, such as when a resolution violates our Articles of Association or the Stock Corporation Act, shareholders may file an action with the Commercial Court (*Handelsgericht*) in Vienna to challenge or petition for a decree of nullity of resolutions adopted at the shareholders' meeting, thereby having the resolution declared void.

Neither Austrian law nor the Articles of Association restrict the right of non-resident or foreign holders of our shares to hold or vote our shares.

Management Board and Supervisory Board

The Management Board is responsible for managing our business and represents our company in dealings with third parties. It is bound by applicable Austrian law, the Articles of Association and its internal rules of procedure (*Geschäftsordnung*), which have been adopted by the Supervisory Board. The Supervisory Board generally monitors the management of our company but is not permitted to make management decisions. It is also responsible for appointing and removing the members of the Management Board, representing our company in connection with transactions between a member of the Management Board and our company, and approving matters in areas where such approval is required by Austrian law or by our Articles of Association.

Both the members of the Management Board and the members of the Supervisory Board owe a duty of loyalty and care to us. In carrying out their duties, members of both the Management Board and the Supervisory Board must exercise the standard of care of a prudent and diligent entrepreneur. Both boards are required to take into account a broad range of considerations in their decisions, including our interests and those of our shareholders, employees, creditors, and the public. The Management Board is required to respect our shareholders' rights to equal treatment and equal information.

Under Austrian law, shareholders, like other persons, are prohibited from giving instructions to the Management Board or the Supervisory Board and from using their influence on us to cause a member of the Management Board or the Supervisory Board to act in a way that is harmful to us or to our shareholders. A controlling enterprise may not cause our company to take measures disadvantageous

to us or to our shareholders. An individual shareholder or any other person exerting influence on us to cause a member of the Management Board or the Supervisory Board to act in a way that is unfavorable to our company or its shareholders is liable for damages to us. Members of our Management or Supervisory Board who have neglected their duties in taking such actions are likewise jointly and severally liable for damages.

As a general rule, under Austrian law a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty to our company. Apart from insolvency or tort claims, only we have the right to claim damages from members of either board. We may waive this right or settle these claims only if five or more years have passed since the alleged breach and the shareholders approve the waiver or settlement at a shareholders' meeting by a simple majority of the votes cast, and provided that opposing shareholders do not hold, in the aggregate, 5% or more of our share capital and do not have their opposition formally noted in the minutes maintained by an Austrian notary public.

Pursuant to our Articles of Association, the Management Board must have between six to twelve members. Currently, it consists of eight members. The initial term of the members of the Management Board is generally limited to five years, but the Supervisory Board may reappoint any member. The Supervisory Board may remove a member of the Management Board prior to the expiration of his or her term for cause, for example in the case of a serious breach of duty.

Under our Articles of Association, any two members of our Management Board or any one member of the Management Board and one holder of a joint general power of attorney (*Gesamtprokura*) are entitled to act on behalf and in the name of our company. Subject to statutory limitations, we may also be represented by two holders of a *Gesamtprokura* or by two holders of a general commercial power of attorney (*Handlungsvollmacht*). Pursuant to the rules of procedure of the Supervisory Board, the consent of the Supervisory Board is required for certain measures taken by the Management Board, including:

- determination of the principles of our business policies;
- transfer of our registered shares;
- acquisitions or dispositions of equity investments, if the consideration for the equity investment exceeds 0.2% of our company's net capital resources (*anrechenbare Eigenmittel*) (Section 23 of the Austrian Banking Act (*Bankwesengesetz*));
- mergers;
- raising supplementary capital;
- leaving of the savings bank sector; and
- granting of loans exceeding 10% of our company's net capital resources (*anrechenbare Eigenmittel*).

Pursuant to our Articles of Association, the Supervisory Board consists of 17 persons, eleven of whom are elected by our shareholders and six of whom are delegated by our works' council. In addition, two state commissioners appointed by the Austrian Federal Minister of Finance are authorized to attend meetings of the Supervisory Board and its committees, and to block any decisions that do not comply with applicable law. See "The Austrian Banking System—Regulation and Supervision—State Commissioners." Our shareholders' meeting may remove any Supervisory Board member it has elected by a simple majority of the votes cast. The works' council may replace any employee representative at any time. In addition, any member of the Supervisory Board may resign by written notice to the chairman of the Supervisory Board.

The Supervisory Board meets at least quarterly. At least half of the members of the Supervisory Board, including the chairman or the deputy chairman, must be present at a meeting to constitute a quorum, except for certain resolutions which require a quorum of two thirds of the members of the Supervisory Board, such as for certain mergers. See "—Voting Rights and Shareholders' Meetings." Except where a different majority is required by law or our Articles of Association, the Supervisory Board acts by simple majority of the votes cast. In the case of any deadlock, the chairman casts the deciding vote.

We do not require the members of the Management Board or the Supervisory Board to own any of our shares to be qualified to serve as a board member. For more information on our Management Board and Supervisory Board, including their current members, see "Management and Employees."

Dividend Rights

The Offer Shares carry full dividend rights as from January 1, 2003. As a result, holders of the Offer Shares will be entitled to any dividends declared in respect of 2003 or later years, but not in respect of prior years.

Dividends are distributed to our shareholders proportionately, based on each shareholder's total share in our issued share capital.

At the annual general shareholders' meeting, our company's shareholders decide, by resolution, based on the recommendation of the Management Board and the Supervisory Board, whether dividends will be paid for any fiscal year and on the amount and timing of any such dividend payments. Dividends which are approved by the shareholders' meeting are due and payable within ten days of such meeting. Dividends which have not been collected by shareholders within three years are forfeited to our company. For information on our dividend policy, see "Dividend Policy."

Our company's ability to pay dividends is derived from its unconsolidated financial statements prepared in accordance with Austrian GAAP. Dividends may only be declared and paid from the annual net profits recorded in our company's unconsolidated annual financial statements as approved by the Management Board and the Supervisory Board. In determining the amount available for distribution, annual net earnings must be adjusted to account for any accumulated undistributed net profits or losses from previous years as well as for withdrawals from or allocations to reserves. Certain reserves must be established by law, and such reserves must therefore be deducted in calculating annual net earnings.

Liquidation Rights

If our company is liquidated, any assets remaining after repayment of our outstanding debts and supplementary capital will be distributed *pro rata* to the shareholders.

A resolution to dissolve our company must be adopted by shareholders representing three-quarters of the share capital present at the shareholders' meeting at which the resolution is proposed.

Subscription Rights

In principle, holders of our shares have subscription rights (*Bezugsrechte*) allowing them to subscribe to any new shares (including securities convertible into shares, securities with warrants to purchase shares, securities with profit participation or participation certificates) to maintain their existing share in our share capital. Shareholders may waive their subscription rights as part of a shareholders' resolution on capital increases.

In addition, the shareholders' subscription rights in connection with a capital increase may be excluded by a three-quarters majority of the votes cast at the shareholders' meeting resolving upon the capital increase. Furthermore, in the case of a shareholders' resolution resolving upon authorized capital, the shareholders may, by a three-quarters majority of the votes cast, authorize the Management Board to exclude the shareholders' subscription rights upon the issuance of authorized capital. In such cases, the decision of the Management Board to issue the shares out of authorized capital and to exclude the shareholders' subscription rights requires the consent of the Supervisory Board.

The subscription rights may also be excluded, if the new shares are acquired by a credit institution ("underwriter") who undertakes to offer the new shares to those shareholders who would otherwise have subscription rights. The rights of the shareholders against such a credit institution are fully substituted for and are treated as being the subscription rights.

According to the Stock Corporation Act, the period for the exercise of subscription rights may not last less than two weeks. The Management Board must publish a notice of the issue price and the commencement and duration of the exercise period in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*). Shareholders are generally permitted to transfer their subscription rights. Following the listing of the shares on the Vienna Stock Exchange, any future subscription rights with respect to our ordinary no-par value voting bearer shares can be expected to be traded on the Vienna Stock Exchange for a limited number of days before the final day of the exercise period.

U.S. Holders of our ordinary no-par value voting bearer shares may not be able to exercise subscription rights. See "Risk Factors—Risks Relating to the Shares—Subscription Rights Unavailable to U.S. Holders of Shares in Certain Circumstances."

Austrian Code of Corporate Governance

In September 2002, an Austrian expert group introduced the Austrian Code of Corporate Governance (the "Code"). Represented in the expert group were financial analysts and asset managers, listed companies, investors, the Vienna Stock Exchange, accountants and legal scholars.

The Code primarily applies to listed Austrian stock companies. Companies voluntarily undertake to adhere to the principles set out in the Code. Thus, all listed companies are called upon to make a public declaration of their commitment to the Code and to have their adherence to the rules stipulated therein monitored by an external institution on a regular and voluntary basis, and to report the findings to the public. Our company has undertaken to adhere to the Code upon listing of the Shares.

The Code provides a framework for the accountable management and control of Austrian corporations. It is geared to creating sustainable, long-term value and increasing the degree of transparency for all the shareholders. The Code is based on statutory requirements under the most important provisions of Austrian corporation law, securities law and capital markets law as well as on the principles set out in the OECD Principles of Corporate Governance. For companies that adhere to the Code, non-compliance with the rules that are considered common international practice must be explained and the reasons stated.

The Code provides that the Supervisory Board should have no more than 10 members elected by our shareholders. Based on an agreement with our existing shareholders, the Supervisory Board will continue to consist of 11 members elected by our shareholders.

Special Rights in Case of a Mandatory Public Offer

Our Articles of Association provide for a special pricing requirement in case of a mandatory public takeover offer. The price of a mandatory bid must at least equal the highest consideration in cash for our Shares paid or promised by the offeror within 12 months preceding the public offer. The general rule of the Austrian Takeover Act (*Übernahmegesetz*), which allows the offer price to be up to 15% below the highest price paid for our Shares by the offeror during the last 12 months before the offer (see "The Vienna Stock Exchange—Notification Requirements and Takeover Rules"), does not apply to our Shares.

Notification Requirements

The notification provisions of the Austrian Stock Exchange Act (*Börsegesetz*) govern shares of companies listed on the official or the semi-official market of an Austrian exchange. Currently, a holder of such shares, whether domestic or foreign, must notify (i) the Vienna Stock Exchange, (ii) the company the securities of which have been acquired or disposed of, and (iii) the Financial Market Authority (*Finanzmarktaufsicht*) ("FMA") within seven days of any acquisition or disposal that results in such shareholder's voting rights equaling, exceeding or falling below thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 75% and 90% of the voting securities of the company. The company is required to publish any such event in the Official Gazette of the Wiener Zeitung within nine days of being notified thereof. These notification requirements also apply to, among other things, shares that are subject to option and trust arrangements for shares. Furthermore, the members of the management and supervisory boards and the executives of a company listed on the official or semi-official market must notify the company and the FMA about any transactions that they enter into with respect to the shares of the company if the value of such transactions exceeds EUR 10,000 per calendar year. For purposes of calculating whether the Euro 10,000 threshold has been reached, these individuals must aggregate the value of all of the transactions that they entered into with respect to the shares of the company during the same calendar year.

Under the Austrian Banking Act, certain transactions are subject to the prior notification or approval of the FMA. Any person who intends to directly or indirectly hold or dispose of a qualified participation (a participation granting 10% of the voting rights or of the capital) in a credit institution is required to notify in writing the FMA of the extent of this participation prior thereto. Any person who intends to increase or decrease its participation in a credit institution granting voting rights or a share in the capital exceeding

or falling below thresholds of 20%, 33% or 50% or providing for the credit institution to become its subsidiary is required to notify in writing the FMA prior thereto. The FMA is entitled to prohibit the intended transaction under certain limited circumstances. Our company is required to notify the FMA (i) of any of the above-mentioned transactions upon notice thereof, and (ii) annually of the name and address of the holders of a qualified participation and its size. The following transactions, among others, require the prior approval of the FMA:

- any merger or concentration of credit institutions;
- the direct or indirect acquisition, increase or decrease by a credit institution of a participation in another credit institution that results in control over voting rights or ownership of a share in the capital equaling, exceeding or falling below thresholds of 10%, 20%, 33% or 50%;
- any spin-offs of credit institutions;
- any merger or concentration of a credit institution with non-banks, except for certain subsidiaries of the credit institution.

Notices

We publish notices pertaining to our shares in the Official Gazette of the Wiener Zeitung.

THE AUSTRIAN BANKING SYSTEM

Overview

Like most other countries in continental Europe, Austria has a banking system that is divided into different "sectors." These separate sectors primarily exist for historical reasons, and today the distinctions have diminished to the point that almost all banks are able to offer the services and hold the assets associated with universal banks.

The largest banking sector in Austria is the savings bank sector (*Sparkassen*), which includes the country's two largest institutions, our company (Bank Austria Creditanstalt AG) and Erste Bank AG. As of December 31, 2002, the savings bank sector had an estimated share of 37% of the total banking assets in Austria (source: Austrian National Bank). As of December 31, 2002, the second largest banking sector in Austria was the rural credit cooperative sector (*Raiffeisenbanken*), with an estimated share of 23% of total banking assets; followed by joint stock banks (*Aktienbanken*), with an estimated share of 16%; mortgage banks (*Landeshypothekenbanken*), with an estimated share of 7%; industrial cooperative banks (*Volksbanken*), with an estimated share of 5%; and home savings banks (*Bausparkassen)*, with an estimated share of 3%. An estimated 8% of the total banking assets in Austria are held by special purpose banks (*Sonderbanken*). For the employees of the various sectors, different collective bargaining agreements with differing compensation schemes are applicable (see "Management and Employees—Employees").

The Austrian banking market is relatively concentrated. Based on unconsolidated balance sheet totals as of December 31, 2002, the three largest banks in Austria, our company, Erste Bank AG and BAWAG/PSK, together had a combined estimated share of 39% of total banking assets in Austria (source: Austrian National Bank). The top ten banks in Austria had an estimated share of almost 60% of total banking assets in Austria. The remaining 887 banks in Austria had an estimated share of 40% of total banking assets. Approximately 600 of these 887 remaining banks were small rural credit cooperatives. As of December 31, 2002, the 897 banks in Austria operated a total of 4,471 branch offices.

Integration with the European Union

Austria joined the European Economic Area ("EEA") on January 1, 1994, and became a member of the European Union ("EU") on January 1, 1995. Upon joining the EEA, banks in Austria gained access to the European Common Market. Membership in the EEA and, later, in the EU required Austria to adopt several new laws, including the Austrian Financial Markets Harmonization Act (*Finanzmarktanpassungsgesetz*), which brought Austria into compliance with the requirements of the EEA treaty and EU banking directives. The regulatory framework has since been amended several times, primarily to implement subsequent EU banking directives. These reforms have resulted in significant changes to Austrian banking law and accounting rules.

Regulation and Supervision

The regulatory framework for the Austrian banking system is set forth in several statutes, including the Austrian Banking Act (*Bankwesengesetz*), the Austrian National Bank Act (*Nationalbankgesetz*), the Austrian Financial Market Authority Act (*Finanzmarktaufsichtsbehördengesetz*), the Austrian Savings Bank Act (*Sparkassengesetz*), the Austrian Mortgage Bond Act (*Pfandbriefgesetz*), the Austrian Mortgage Bank Act (*Hypothekenbankgesetz*) and the Austrian Securities Supervision Act (*Wertpapieraufsichtsgesetz*), each as amended.

The National Bank Act governs the Austrian National Bank (Oesterreichische Nationalbank or OeNB) and its position in the European System of Central Banks. The Mortgage Bank Act regulates bonds backed by mortgages and municipal loans.

The Banking Act contains most of the essential regulations for banks, which are designated "credit institutions" under the statute. When adopted, the Banking Act reformed the regulation of the Austrian banking system. In addition to setting out capital adequacy rules, the Banking Act imposes various other requirements, restrictions and regulations on Austrian banks, including reporting and liquidity requirements, restrictions on non-financial participations and large exposures and regulations regarding internal controls and internal audits, deposit guarantees, money laundering, customer protection and banking secrecy. See "—The Banking Act."

Financial Market Authority

In 2001, the Financial Market Authority Act created a new Financial Market Authority (*Finanzmarktaufsicht*) ("FMA"). As of April 1, 2002, direct supervision of banks, insurance companies, pension funds, investment services providers and securities exchanges was transferred from the Federal Minister of Finance and the former Austrian Securities Authority to the FMA. The FMA is an independent institution supervised by the Federal Minister of Finance. The FMA's two board members are nominated by the Federal Minister of Finance, the Austrian National Bank and the Federal Government and appointed by the Federal President. A supervisory board consisting of eight members, two of whom are non-voting, approves the FMA's budget, financial statements, senior management and other important matters. The expenses of the FMA are borne primarily by the supervised banks, insurance companies, investment service providers and pension funds, with a minor portion borne by the Federal Government.

Under the Banking Act and the Financial Market Authority Act, the FMA, assisted by the Austrian National Bank, regulates and supervises the domestic and foreign activities of Austrian banks and the branches of foreign banks operating in Austria. The FMA may take a variety of actions under the Banking Act to supervise banks on a comprehensive basis.

The FMA monitors compliance with the Banking Act and other relevant legislation and regulations by (i) Austrian banks and financial institutions, both in Austria and abroad, and (ii) foreign banks operating in Austria. In accordance with the Banking Act, credit and financial institutions organized in and regulated by other EEA member states generally are subject to regulation and supervision by their home state and not by Austrian authorities. These entities, however, must still comply with certain provisions of the Banking Act in connection with their activities in Austria.

With respect to supervised banks, the FMA can:

- request interim reports, audit reports and other information on any business matter related to the bank;
- inspect the bank's books, documents and data carriers; and
- require special audits by bank auditors or other experts.

The FMA may also appoint special auditors for a bank or order the Austrian National Bank to conduct its own audit of the bank. These audits can include branches and representative offices of a bank that are located outside of Austria. In addition, banks must submit regular reports to the FMA. See "—The Banking Act—Regular Reports."

The FMA may take enforcement action against a bank operating in Austria if there is reason to doubt the bank's ability to fulfill its obligations to its customers. Pursuant to its enforcement authority, the FMA can issue orders that are effective for up to 18 months. These orders can:

- prohibit withdrawals of capital or profits from the bank;
- appoint a government commissioner who is authorized to prohibit the bank from engaging in any business which could be prejudicial to the interests of the bank's customers;
- prohibit further management of the bank by its existing managing board; or
- prohibit, in whole or in part, the bank from engaging in any further business.

State Commissioners

The Federal Minister of Finance appoints a state commissioner and a deputy state commissioner for each Austrian bank that has total assets of more than EUR 375 million (which includes us). The state commissioners act on behalf of the FMA and must be invited to each of the bank's shareholders' and supervisory board meetings (including meetings of the supervisory board's executive committees) to ensure that actions taken at these meetings do not violate applicable law. If a state commissioner objects to any resolution proposed at a shareholders' or supervisory board meeting, he or she must notify the FMA immediately. A resolution challenged by a state commissioner cannot become effective until the FMA rules on its validity.

Trustees

Austrian banks, including us, are also subject to inspection by trustees and deputy trustees who are appointed by the Federal Minister of Finance pursuant to the Mortgage Bond Act and the Mortgage Bank Act. The trustees and the deputy trustees determine whether certain mortgage assets, including mortgage and municipal bonds and the underlying mortgages and municipal loans securing the bonds, comply with legal requirements.

State cover fund controllers who are also appointed by the Federal Minister of Finance pursuant to the Austrian Covered Bank Bond Act (*Gesetz betreffend fundierte Bankschuldverschreibungen*) monitor compliance by us and other regulated Austrian banks with the legal requirements for covered bonds and the cover fund as well as for approving the disposal of any part of the cover fund. Cover funds consist of claims against the Republic of Austria or against enterprises with the guarantee of the Republic of Austria, gilt-edged securities and cash.

Federal Minister of Finance

The Federal Minister of Finance monitors compliance of the FMA with the Banking Act and other relevant legislation

The European Central Bank and the Austrian National Bank

On January 1, 1999, upon the start of the third stage of the European Economic and Monetary Union, the European Community became competent for currency and monetary policy matters. On the same day, the Austrian National Bank transferred control over its monetary policy to the European Central Bank ("ECB") and joined the European System of Central Banks (the "ECSB"), in which the ECB and the national central banks of the EU member states are represented.

The basic tasks performed by the ESCB and the ECB, whose primary objective is to maintain price stability, include:

- determining and implementing the monetary policy of the Euro-zone;
- conducting foreign exchange transactions;
- holding and managing the official foreign reserves of the member states; and
- promoting the smooth operation of payment systems.

Both the ECB and the Austrian National Bank are independent institutions that must not seek or accept instructions, in particular, from governmental bodies or institutions of any EU member state or the EU or from any other body.

The Austrian National Bank assists the ECB in formulating and implementing its monetary policy and, subject to the approval of the ECB, is authorized to issue Euro coins and bank notes. In fulfilling its duties, the Austrian National Bank must comply with the directives of the ECB.

In addition to its functions within the ECSB, the Austrian National Bank reviews reports filed by banks and makes recommendations to the FMA and the Federal Ministry of Finance. Detailed foreign currency statistics concerning the foreign currency position of all Austrian banks are provided by the Austrian National Bank, giving an indication of the business volume of all large Austrian banks. Austria's detailed information reporting requirements act as a form of regulatory control since the figures in these reports and the information provided by the banks must be consistent, comply with the rules and regulations of the Austrian National Bank and must be transmitted to the ECB.

Capital Adequacy Requirements

Under Austrian risk-based capital adequacy rules, which are based on EU law and the 1988 Basel Capital Accord, each bank must maintain a solvency ratio of at least 8%. The solvency ratio is the ratio of a bank's net capital resources to its risk-weighted assets and certain off-balance sheet items (as explained below). These rules must be met by Bank Austria Creditanstalt AG on its own and by Bank Austria Creditanstalt AG together with all of its consolidated financial subsidiaries. For these purposes, Bank Austria Creditanstalt AG is consolidated with all other banks, factoring and leasing companies, investment firms and ancillary banking service undertakings of which Bank Austria Creditanstalt owns 50% or more or which it controls or has the right to control.

For purposes of calculating the solvency ratio, the Banking Act defines net capital resources as consisting principally of the sum of a bank's Tier 1 Capital, Tier 2 Capital and Tier 3 Capital (as explained below). Certain losses, certain intangible assets and certain investments in banks or financial institutions are required to be deducted from the capital resources in calculating net capital resources. Tier 1 Capital consists of (i) paid-in capital, (ii) disclosed reserves, (iii) funds for general bank risks, and (iv) only for the purpose of calculating the solvency ratio on a consolidated basis, hybrid capital. Tier 2 Capital consists of (i) supplementary capital, (ii) certain hidden reserves, (iii) participation capital, (iv) subordinated capital, (v) revaluation reserves and (vi) commitments of members of co-operative banks to make additional contributions based on their shareholdings. Tier 3 Capital consists of short-term subordinated capital. The Banking Act requires that the aggregate amount of Tier 2 Capital must not exceed Tier 1 Capital. In addition, subordinated capital may not exceed 50% of Tier 1 Capital. Further restrictions apply to the eligibility of revaluation reserves of cooperative banks' members commitments and of short-term subordinated capital.

The risk-weighted basis of balance sheet assets and certain off-balance sheet items are computed by assigning a bank's assets to one of four broad categories of credit risk based on the type of counterparty or debtor associated with each asset: 0%, 20%, 50% or 100%. For assets included on the balance sheet, the value of each asset as recorded on the balance sheet is multiplied by the percentage applicable to its risk category to arrive at the risk-weighted value. The value of each off-balance sheet item is first weighted according to specific risk categories and then also multiplied by the percentage applicable to the risk category of the counterparty. To special off-balance sheet items such as swaps and other financial derivatives, either the mark-to-market approach or the original exposure approach applies. For their trading books, banks are required to meet the capital requirements regarding position risk as well as settlement and counterparty risk according to a "trading book approach." For these purposes, Tier 3 Capital can be taken into account.

In June 1999, the Basel Committee began to consider reforms to the capital adequacy rules. The Basel Committee is composed of the governors of the G-10 central banks and had been responsible for the 1988 Basel Capital Accord, which had laid the foundation for the capital adequacy rules that currently apply to EU banks. The Basel Committee intends to create a new framework that will better align capital adequacy assessment with the key elements of banking risks and provide incentives for banks to enhance their risk measurement and management capabilities. The proposal is based on three mutually reinforcing concepts:

- minimum capital requirements which offer a range of more risk-sensitive options to address credit risk and the new concept of operational risk;
- supervisory review of a bank's capital adequacy and internal assessment process; and
- market discipline through effective disclosure to encourage safe and sound banking practices.

Although the new framework's focus is primarily on banks that operate on an international scale, its underlying principles are intended to be suitable for application to banks of varying levels of complexity and sophistication. The European Commission has begun to review the Basel Committee's proposals.

Based on the Basel Committee and the European Commission proposals to date, we expect that the new Basel and EU capital adequacy framework will not have a negative impact on the business of our group.

Minimum Reserves

Each bank, including us, that is licensed in a country participating in the third stage of the European Economic and Monetary Union must maintain minimum reserves with its national central bank. The minimum reserve system applies to credit institutions in the Euro area and primarily pursues the aims of stabilizing money market interest rates and creating (or enlarging) a structural liquidity shortage. The reserve requirement of each institution is determined in relation to elements of its balance sheet. In order to pursue the aim of stabilizing interest rates, the minimum reserve system enables institutions to make use of averaging provisions. Compliance with the reserve requirement is determined on the basis of the institutions' average daily reserve holdings over a one-month maintenance period. Institutions' holdings of required reserves are remunerated at the rate of the main refinancing operations.

Failure by a bank to meet the minimum reserve requirements exposes the bank to possible interest penalties.

Accounting and Auditing

Generally, Austrian regulations governing the conduct of audits and related reporting obligations have been harmonized with EU standards. Pursuant to these rules, all banks operating in Austria are required to submit audited financial statements, including the related audit report, to the FMA and the Austrian National Bank no later than within six months of the end of the banks' fiscal year. These financial statements must also be published in the Official Gazette of the Wiener Zeitung, the official publication of the Republic of Austria.

All banks must have their financial statements audited by an independent bank auditor, who is either a certified public accountant or, if applicable, the auditing institution serving the relevant banking sector. As a savings bank stock corporation, our consolidated and unconsolidated financial statements for the years ended December 31, 2000, 2001 and 2002 have been audited by the statutory bank auditor, the Auditing Board of the Savings Bank Auditing Association (Sparkassen-Prüfungsverband, Prüfungsstelle). This audit was performed jointly with KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, which have been appointed by our shareholders to act as additional auditors.

The contents of a bank's audited financial statements are prescribed by law. Banks are allowed to use international accounting standards, such as IAS or U.S. GAAP, to consolidate financial statements as long as the financial statements comply with EU guidelines, contain all required information and are audited. Our Consolidated Financial Statements are prepared in accordance with IAS.

A bank's auditors are required to examine the accuracy of the bank's valuation of its assets and certify that the bank has complied with all regulations that apply to credit institutions in Austria, including all applicable EU directives. The bank's auditors also must include in their long-form reports, which are delivered to the FMA, the Austrian National Bank, and the bank's supervisory and management boards, an overall opinion on the risk, profitability and financial position of the bank.

The Banking Act

The Banking Act imposes, among other things, the following requirements:

Regular Reports. Each bank in Austria must file regular reports with the FMA immediately following the end of each calendar month that disclose certain single large exposures as well as the adequacy of its capital resources, liquidity, open positions, large exposures and non-financial participations. Each bank must also disclose to the FMA its quarterly profit and loss statements and annual reports. In addition, annual reports on hidden reserves are required. All reports are also delivered to the Austrian National Bank, which must provide an opinion to the FMA as to whether the bank has complied with all applicable regulations on capital adequacy, liquidity, open positions, large exposures and non-financial participations.

Liquidity. Banks must meet their payment obligations. Every bank must establish a financial and liquidity plan that enables it to react to possible disparities between incoming and outgoing payments and to changes in market conditions. Banks must structure the terms of their claims and obligations to provide for changing interest rates and maturity trends. In addition to these general regulations, banks must retain minimum liquid resources of both first degree and of second degree. The Banking Act sets forth a detailed calculation plan to address these factors. Liquid resources of the first degree consist primarily of deposits with the Austrian National Bank, and liquid resources of the second degree consist primarily of listed bonds and net deposits with banks.

Open Positions. A bank's "open position" is defined as the difference between its assets and liabilities that are denominated in a currency other than the Euro. At the end of any business day, no single open position may exceed 30% of the bank's net capital resources. The total of all open positions may not exceed 50% of the bank's net capital resources at the close of business of any day. Similar restrictions apply to open positions on items that become due within a specific calendar quarter and any six-month period.

Large Exposures. Under the Banking Act, a "large exposure" exists if the assets and off-balance sheet items attributable to a single client or group of affiliated clients exceed 10% of the net capital resources of a bank or a group of banks. Large exposures can only be maintained with the prior consent of the bank's supervisory board and, in any event, may not exceed 25% of the bank's and the group's net

capital resources on a risk-weighted basis. Moreover, no large exposure may exceed 20% of the bank's and the group's net capital resources on a risk-weighted basis if it is made by the bank to its parent company or a subsidiary of the parent company or a subsidiary of the bank. The aggregate of a bank or a group's large exposures may not exceed 800% of its net capital resources on a risk-weighted basis. Exceptions apply for, among other things, large exposures to the Republic of Austria and its provinces.

Participations. The Banking Act also governs the holding of qualified participations by banks. A "qualified participation" is a direct or indirect holding of at least 10% of the capital or voting rights of a company. A qualified participation may also exist if a bank is able to exercise significant influence over the management of a company. Generally, no qualified participation in a non-financial institution may be held by a bank or a group of banks if the book value of the participation exceeds 15% of the net capital resources of the bank or banking group. In addition, the entire book value of qualified participations may not exceed 60% of the bank's or banking group's net capital resources. These limitations may be exceeded if participations are held (i) temporarily in connection with a company's financial restructuring, (ii) to fulfill a placement obligation for newly issued securities, (iii) in the name of the bank but for the account of a third person or (iv) as a non-permanent investment.

Deposit Guarantee and Investor Compensation Programs

The Banking Act requires every bank that holds customer deposits or provides services with respect to certain securities to join the deposit guarantee program, in the case of customer deposits, or the investor compensation program, in the case of investment services, applicable to its banking sector. If a bank is not a member of a program required by law, its license to conduct a deposit-taking or investment service business in Austria lapses. Pursuant to these requirements, we are a member of the deposit guarantee and investor compensation programs for savings banks.

Consistent with EU law, participation in a deposit guarantee program ensures that, in the event sufficient funds are not available to pay deposits, deposits will be repaid up to a maximum amount of EUR 20,000 per depositor or the equivalent amount in a currency of the EEA. Cases of hardship and small accounts are paid first, up to an amount of EUR 2,000. Deposits of creditors not qualifying as natural persons are guaranteed up to 90% of the maximum. Funds must be paid within a period of three months following a request for payment and verification of the claim.

If the guarantee program for a particular banking sector is required to make a payment to restore guaranteed deposits, each bank that is a member of that sector will be required to contribute funds to the program. Each bank's contribution is determined according to a formula and is in proportion to the aggregate amount of the bank's guaranteed deposits, subject to a maximum contribution equal to 0.83% of the risk-weighted basis used to calculate the bank's net capital resources requirement for the relevant fiscal year. In the event one sector cannot meet its obligations, the guarantee programs of the other banking sectors must contribute a proportionate share of the amount remaining to be paid. Payments that exceed the resources of the guarantee programs of all of the banking sectors are financed by debentures that may be guaranteed by the Federal Ministry of Finance.

The principles of the investor compensation program are comparable to the principles of the deposit guarantee program.

The Shares do not constitute deposits and, as a result, do not benefit from any deposit guarantee program.

SELECTED INFORMATION ON THE POLISH BANKING SYSTEM

In view of the size and scope of our Polish banking operations relative to our company's size and the size of our other CEE operations, we provide here some selected background information on the Polish banking system.

Structure and Development of the Polish Banking System

Until 1989, the Polish banking system was controlled by the government and business decisions were subordinated to the political priorities of the state. The banking sector was composed of the National Bank of Poland (*Narodowy Bank Polski*) (the "NBP"), three state-owned specialist banks, co-operative banks and two state-controlled banks.

The reform of the Polish banking system began in 1989, when about 400 branches of the NBP were transformed into nine regional commercial banks. In that same year, the Polish Parliament adopted new legislation to govern the NBP and regulate the banking sector as a whole. As a result of these reforms, a relatively large number of new private banks were opened.

Generally, Polish banks have been relatively small in terms of equity and have had limited branch coverage. This has led many banks to consolidate as a means of further development. As of April 18, 2003, there were 59 commercial banks in Poland, of which 15 were wholly owned by Polish investors and 44 were partially owned by non-Polish investors (source: Polish Department of Banking Licensees of the General Inspectorate of Banking Supervision). As of that same date, there were 603 co-operative banks operating in Poland. As of April 14, 2003, there were 14 representative offices of international banks in the country (source: Polish Department of Banking Licensees of the General Inspectorate of Banking Supervision).

A recent European Commission report, the *2002 Regular Report of Poland's Progress Towards Accession* (October 9, 2002), provided a generally positive evaluation of the Polish banking system:

> [T]he sector seems stable and well capitalised. Efficiency of banking intermediation, measured in terms of interest rate spreads remains low and is improving only slowly. At 7.7%, the spread between average lending and deposit rates in 2001 was at a similar level to the one that prevailed in 1997(1). The high degree of foreign ownership in the financial sector is an important factor underpinning soundness and stability. Systemic threats are also limited in view of the fact that the financial sector is still small. Nevertheless, in the banking sector, there has been a rapid and sharp deterioration in asset quality over the last two years. The share of non-performing loans as a percentage of total portfolio has increased to 18.3% in 2001 from 10.5% in 1997. On the other hand, the regulatory and supervisory framework for the financial sector as a whole has been continuously upgraded over the period to keep pace with developments, and is now close to international standards and best practice—and compliance with the *acquis*. The legal framework and the supervisory process had already been significantly improved on the occasion of the previous change to the Banking Law in 1997. A new amendment to the Banking Law entered into force at the beginning of 2001 and has addressed several major shortcomings, including the supervisors' authority to conduct consolidated supervision, capital requirements to apply on a consolidated basis to banks and market risk, improved anti-money laundering legislation and clear rules for bank ownership transfer, as well as large credit exposure and provisioning.

(1) This may also reflect prudent pricing policies in the context of the slowdown and the rise in non-performing loans.

The National Bank of Poland

The NBP is the central bank of Poland. Currently, it is governed by the Act on the National Bank of Poland of August 29, 1997 (*Ustawa z dnia 29 sierpnia 1997 r. o Narodowym Banku Polskim*), as amended (the "NBP Act"), and the Polish Banking Law of August 29, 1997 (*Ustawa z dnia 29 sierpnia 1997 r. Prawo bankowe*), as amended, which have harmonized Poland's banking regulations with applicable EU standards. The Constitution of the Republic of Poland and the NBP Act both provide that the NBP is an independent authority, which was necessary in order for Poland to apply to participate in the European Economic and Monetary Union.

The principal responsibilities of the NBP concern management of the monetary supply, credit and exchange rate policies and bank regulation and supervision. The NBP is also required to support the

economic policy of the Polish government if that policy does not conflict with the NBP's basic policies. The NBP is headed by three governing bodies: the President, the Management Board and the Monetary Policy Council.

The President of the NBP is nominated by the President of the Republic of Poland and appointed to serve a six-year term by the Lower House of the Polish Parliament (the *Sejm*). The President of the NBP serves as the Chairman of the NBP's Management Board, the Monetary Policy Council and the Banking Supervisory Commission, and can only be removed from office in very limited circumstances.

The ten independent members of the Monetary Policy Council are responsible for determining Poland's annual monetary policy and, in particular, set NBP base interest rates, establish the procedures that govern bank reserve requirements and set the reserve ratio. The President of the NBP is a member of the Monetary Policy Council and serves as its Chairman. The President of the Republic of Poland, the Lower House of the Polish Parliament, and the Upper House of the Polish Parliament (the *Senate*) each appoint three of the remaining members of the Monetary Policy Council to serve six-year terms.

The Management Board of the NBP is composed of the President of the NBP and between six and eight additional members who are nominated by the President of the NBP and appointed by the President of the Republic of Poland. In general, the Management Board of the NBP is responsible for the day-to-day operations of the NBP.

Regulation and Supervision

The NBP Act established the Banking Supervisory Commission, which supervises the activities of banks operating in Poland. The President of the NBP, the Director of the General Inspectorate of Banking Supervision and representatives of the President of the Republic of Poland, the Minister of Finance, the Chairperson of the Polish Securities Commission and the President of the Bank Guarantee Fund serve on the commission. The General Inspectorate of Banking Supervision carries out and coordinates the responsibilities of the Banking Supervisory Commission. It enforces banking regulations, ensures that banks comply with their constituent documents (including their statutes and articles of association) and establishes rules to ensure that banks operate in a manner that ensures the safety of funds held by customers with the banks.

The Banking Law requires banks to maintain a risk-weighted capital ratio (accounting for credit and market risk) of at least 8%. This ratio is calculated substantially in accordance with international standards and is consistent with EU directives. The Banking Law also classifies the quality of bank assets, and applies specific provisions with respect to problem loans, requiring banks to hold reserves of 100% for non-performing or "loss" loans, 50% for doubtful loans, 20% for substandard loans and 1.5% for loans in a "special watch" category. In addition, banks must keep a portion of their zloty and foreign currency reserve funds in an interest-bearing account at the NBP.

In addition, the Banking Law sets out detailed rules applicable to the concentration of a bank's debts. Generally, the Polish banking regulations permit up to 25% of the bank's equity to be invested in a loan to a single entity, provided that no equity or other relationship exists between the bank and the borrower. Where the amount of any single receivable owed to the bank exceeds 10% of the bank's equity, the total amount of the bank's receivables must not be higher than 800% of the bank's equity. A bank must notify the Banking Supervisory Commission if the debt that any single entity owes to the bank exceeds 10% of the bank's equity.

Each bank operating in Poland is also required to provide a monthly balance sheet and quarterly profit and loss statement to the NBP, which uses this information to publish a quarterly report that analyzes the general performance of banks operating in Poland. In addition, every ten days banks are required to report their foreign exchange positions to the NBP as of the close of business on each of the previous ten days.

The formation of new banks is supervised by the Banking Supervisory Commission pursuant to the Banking Law, which governs the establishment and organization of state banks, co-operative banks and joint-stock banks. The initial share capital of a newly formed bank must at least equal the Polish zloty equivalent of EUR 5,000,000. In addition, a new bank cannot be formed until it has received a permit from the Banking Supervisory Commission. The articles of association of each new bank must comply with the requirements specified in the Banking Supervisory Commission's permit. The bank may not amend its articles of association unless it obtains permission from the Banking Supervisory Commission.

Pursuant to the Banking Law, the Banking Supervisory Commission must approve any purchase exceeding a threshold of 10%, 20%, 25%, 33%, 50%, 66%, or 75% of the voting power of a bank's shares. A person or entity acquiring a block of a bank's shares that represents at least 5% of the votes eligible to be cast at the bank's shareholders' meeting is required to notify the bank of its acquisition, and the bank must then inform the Banking Supervisory Commission. Any person or entity intending to sell a block of shares in a bank is required to notify the Banking Supervisory Commission of such intention, if: the shareholding to be sold entitles the holder to over 10% of the voting rights exercisable at the bank's shareholders' meeting, or the disposal of the shares will result in a decrease of the voting rights held at the bank's shareholders' meeting below 10%, 20%, 25%, 33%, 50%, 66%, or 75%. Generally, a person or entity that has acquired a block of shares without the permission of the Banking Supervisory Commission is entitled to exercise voting rights at the bank's shareholders' meeting only in respect of shares corresponding to 5% of the total number of votes eligible to be cast at the bank's shareholders' meeting.

If a bank is organized as a joint-stock company, the Banking Law also sets forth certain requirements regarding the composition of the bank's supervisory and management boards. Among other requirements, the Banking Supervisory Commission must approve the appointment of the president and at least one other member of the bank's management board.

The Polish Act on the Bank Guarantee Fund (*Ustawa z dnia 14 grudnia 1994 r. o Bankowym Funduszu Gwarancyjnym*) established the Bank Guarantee Fund (*Bankowy Fundusz Gwarancyjny*), which provides bank-funded deposit insurance to all banks operating in Poland. The Bank Guarantee Fund is supported by mandatory bank contributions. The level of a bank's contribution depends on the amount of the bank's assets. The funds collected by the Bank Guarantee Fund are used to finance its operations. In certain circumstances a bank can apply for a loan or guarantee from the Bank Guarantee Fund on terms that are more favorable than those generally available in the market.

In the event a bank does not have sufficient funds available to pay deposits, the Bank Guarantee Fund will pay the bank's customers the value of their deposits up to the amount required by law. The Bank Guarantee Fund will pay customers who have deposited funds denominated in either zloty or foreign currency:

- 100% of deposits up to the equivalent of EUR 1,000; and
- 90% of deposits between EUR 1,000 and EUR 22,500.

A depositor may not obtain amounts above these levels from the Bank Guarantee Fund, irrespective of the amount deposited in any account. For purposes of calculating these insurance caps, all of the accounts held by a depositor at a single bank generally are aggregated and treated as a single account. A depositor may bring suit against the bank to recover lost amounts that are not covered by the Bank Guarantee Fund.

CERTAIN AUSTRIAN AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary, under current law, of the principal Austrian and U.S. federal income tax considerations relevant to an investment by a U.S. taxpayer in our Shares. This summary applies to you only if you (i) own less than 10% of our voting stock, and (ii) are eligible for benefits as a U.S. resident under the current income tax convention between the United States and Austria (the "Treaty") in respect of your investment in the Shares. In general, you will be eligible for such benefits if:

- you are:
  - an individual U.S. citizen or resident;
  - a U.S. corporation; or
  - a partnership, estate, or trust to the extent your income is subject to taxation in the United States as the income of a resident, either in your hands or in the hands of your partners or beneficiaries;
- you are not also a resident of the Republic of Austria for Austrian tax purposes;
- you are the beneficial owner of the Shares (and the dividends paid with respect thereto);
- you hold the Shares as a capital asset for tax purposes;
- you do not hold the Shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Austria; and
- you are not subject to an anti-treaty shopping provision in the Treaty that applies in limited circumstances.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors who are subject to special rules. We have assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. You should consult your own tax advisers regarding the tax consequences of the ownership of our Shares in the light of your own particular circumstances.

In general, the Austrian and U.S. federal income tax considerations relevant to an investment in the Shares will be similar to the considerations relevant to investments in equity securities issued by other Austrian corporations.

With regard to Austrian taxation:

- dividends that you receive on the Shares will generally be subject to Austrian withholding tax at a rate of 25%, but you will be entitled to claim a refund from the Austrian tax authorities to the extent the amount withheld exceeds the 15% rate provided under the Treaty;
- capital gains that you realize on a sale or other disposition of the Shares will not be subject to any Austrian tax; and
- no Austrian transfer, stamp, net worth, or other similar taxes will apply to a purchase, sale, or other disposition of the Shares that you make.

In order to obtain the refund of Austrian withholding tax described above, you must file a claim with the Austrian tax authorities. A claim form and instructions may be obtained from the homepage of the Austrian Ministry of Finance (www.bmf.gv.at/service/formulare).

With regard to U.S. federal income taxation:

- you must include the gross amount of cash dividends paid on the Shares, without reduction for Austrian withholding tax, in ordinary income on the date that you receive them, translating dividends paid in Euro into U.S. dollars using the exchange rate in effect on the date of receipt;
- subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009;
- dispositions of Shares that you make will generally give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at a maximum rate of 15% for gain recognized

after May 5, 2003 and before 2009, and otherwise at a maximum rate of 20%, if the Shares were held for more than one year;

- Austrian tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against your U.S. federal income tax liability or, if you have elected to deduct such taxes, may be deducted in computing taxable income; and
- fluctuations in the U.S. dollar-Euro exchange rate between the date that you receive a dividend and the date that you receive a related refund of Austrian withholding tax may give rise to foreign currency gain or loss, which is generally treated as ordinary income or loss for U.S. tax purposes.

EXCHANGE CONTROL REGULATION

The Austrian National Bank's current exchange control regulations relating to securities generally permit banks, financial institutions and non-banks to engage in all foreign exchange transactions covered by the regulations of the Austrian Foreign Exchange Act (*Devisengesetz*) as long as they observe certain reporting requirements (which are primarily used for statistical purposes). Banks, financial institutions and non-banks must comply with these reporting requirements when, among other things, banking connections (including credit and debit accounts) exist with non-residents and when transaction volumes exceed certain thresholds. Upon establishing a business relationship, Austrian banks and financial institutions must determine the residential status of their customer. Austria has implemented relevant United Nations and EU embargoes.

THE VIENNA STOCK EXCHANGE

The Vienna Stock Exchange (*Wiener Börse*) is operated by an independent stock company, the Wiener Börse AG, pursuant to a special license under the Austrian Stock Exchange Act (*Börsegesetz*). In addition to operating the Vienna Stock Exchange, the Wiener Börse AG also operates a commodity exchange. Members of the Vienna Stock Exchange include banks, foreign investment firms and foreign local firms. The Vienna Stock Exchange is supervised by the FMA, which supervises trading on the stock exchange with a particular focus on the rules governing insider trading, fairness and other market related aspects of securities trading. A Stock Exchange Commissioner, appointed by the Federal Minister of Finance, reviews the corporate resolutions of the Wiener Börse AG and monitors the compliance of the Vienna Stock Exchange with applicable laws and regulations.

Besides other Austrian banks as well as other companies listed on the Vienna Stock Exchange, we hold a 11.7% stake in Wiener Börse AG. Mr. Friedrich Kadrnoska being the deputy chairman of our Management Board is the chairman of the Supervisory board of Wiener Börse AG.

The Markets of the Vienna Stock Exchange

The Stock Exchange Act provides for three statutory markets: the Official Market (*Amtlicher Handel*), the Semi-Official Market (*Geregelter Freiverkehr*) and the Third Market (*Dritter Markt*). The Vienna Stock Exchange has divided the Official and the Semi-Official markets into three trading segments for equity securities: the Prime Market, the Standard Market Continuous and the Standard Market Auction.

To be traded on the exchange, shares of a company must meet certain statutory listing criteria required by the Stock Exchange Act and certain non-statutory additional listing criteria required by the Vienna Stock Exchange. Securities that meet the requisite criteria are listed on the relevant statutory market and assigned to a specific trading segment of the Vienna Stock Exchange.

The Prime Market, where our Shares are expected to be traded, represents the highest-ranking trading segment of the Vienna Stock Exchange. To have its shares included in the Prime Market, a company must satisfy the legal criteria set out in the Stock Exchange Act and agree to fulfill more stringent reporting, quality and disclosure requirements. Shares in the Prime Market must also be serviced by a specialist trader. The Standard Market Continuous and Standard Market Auction segments contain all stocks admitted to listing on the Official Market or Semi-Official Market that fail to meet the high criteria for the Prime Market. Shares in the Standard Market Continuous segment are traded continuously, whereas shares in the Standard Market Auction segment are traded once a day.

The web site of the Vienna Stock Exchange (*www.wienerborse.at*) provides general information about the exchange as well as a range of services such as quotations and ad hoc information about listed companies. The information presented on the Vienna Stock Exchange's web site is not part of this Offering Circular.

On June 18, 2003, the admission of the Shares for listing on the Official Market and assignment to the Prime Market segment of the Vienna Stock Exchange was agreed upon.

Trading and Settlement

Shares and other equity securities listed on the Vienna Stock Exchange are quoted in Euro on a per share basis. Listed shares are traded on and off the exchange, with off-exchange trades accounting for nearly half of the volume of share trades. The Vienna Stock Exchange may suspend trading in a stock if orderly trading on the stock exchange is temporarily endangered or if necessary to protect the public interest.

All trades in securities admitted to the Official Market or to the Semi-Official Market are settled through Oesterreichische Kontrollbank AG, the clearing agency used and supervised by the Vienna Stock Exchange in accordance with the "Rules for the Clearing and Settlement of Securities Transactions on Wiener Börse" ("*Arrangement*"). There are, however, exceptions to these procedures—for example, in securities drawn by lot before the date of drawing. The settlement procedures are designed to ensure that money and securities movements are kept to a minimum.

In 1999, the Vienna Stock Exchange implemented a Vienna-based interface for the XETRA (Exchange Electronic Trading) trading system. XETRA is the electronic trading system of Deutsche Börse AG (the stock company that operates the Frankfurt Stock Exchange). Through XETRA, all participants have equal access to the trading facilities of the Vienna Stock Exchange, regardless of their location. Transactions executed through XETRA are automatically forwarded to a system operated by the Oesterreichische Kontrollbank AG, which uses automated netting procedures and daily mark-to-market evaluation of collateral requirements to reduce transaction costs.

The Austrian Traded Index

The Austrian Traded Index ("ATX") is an index that is weighted according to the free float adjusted market capitalization of the companies that it tracks. It has been designed as a close-to-market, transparent benchmark for the Austrian stock market and serves as a reference index for futures and options. The ATX includes those stocks of the Prime Market with the highest liquidity and free float adjusted capitalization. We expect that our Shares will be included in the ATX in due course following their first day of trading.

Trading Volume

The aggregate volume of domestic shares traded on the Vienna Stock Exchange during 2002 was approximately EUR 12.3 billion. As of December 31, 2002, a total of 103 companies were listed on the Official and Semi-Official Markets, the two most important statutory markets of the Vienna Stock Exchange. Of these companies, the vast majority were Austrian. On December 31, 2002, the market capitalization of the Austrian companies listed on the exchange was approximately EUR 30.4 billion. (Source: Vienna Stock Exchange).

You should recognize that the Vienna Stock Exchange, where the Shares have been accepted for listing, has substantially less trading volume than stock exchanges of certain other Western European countries. Securities traded on the Vienna Stock Exchange may be less liquid and more volatile than securities traded in certain other securities markets.

Notification Requirements and Takeover Rules

The Austrian Takeover Act (*Übernahmegesetz*) regulates public offers for the acquisition of shares of an Austrian stock company with shares traded in an official or semi-official market in Austria. The purpose of the Takeover Act is to ensure that a public offer for the shares of such a company is carried out in a fair way and that the shareholders of the company are treated equally. If a controlling interest in the company is established, the Takeover Act also seeks to ensure that shareholders have an opportunity to sell their shares at a fair price. The Takeover Commission supervises compliance with the Takeover Act and has the power to fine violators of the Takeover Act.

Any public offer for the shares of a target company must be prepared in accordance with the formal requirements of the Takeover Act and be submitted to the Takeover Commission prior to its publication. Generally, an offeror must not disclose its intention to launch a public offer until it has notified the Takeover Commission. If, however, rumors of the offeror's intention lead to significant changes in the price of the target company's shares prior to notification of the Takeover Commission, an offeror is required to publish its intention to bid for the shares of the target company immediately and must submit the offering documents to the Takeover Commission within ten trading days following publication.

Any person who acquires a controlling interest in a target company has to prepare an offer (a "mandatory offer") to purchase the remaining outstanding shares in the target and must notify the Takeover Commission of the offer within 20 trading days of acquiring the interest. There is a rebuttable presumption that a person has acquired a controlling interest in a company if the person obtains (i) 30% of the voting stock of the company, or (ii) between 20% and 30% of the voting stock of the company, if this amount would have constituted a majority of the votes present at the company's last three consecutive ordinary shareholders' meetings.

The Takeover Commission has issued an ordinance that requires an offeror with a controlling interest in a target company but without a majority of the votes of the target company to make a mandatory offer if it acquires at least an additional 2% of the target's voting stock within a period of 12 months.

A mandatory offer pursuant to the Takeover Act must offer to pay shareholders a price for their shares that is at least equal to the higher of (i) the average stock price during the last six months and (ii) the highest consideration per share paid or agreed to be paid by the offeror during the last 12 months less a discount of 15% (to account for any control premium paid by the offeror). Pursuant to our Articles of Association, the 15% discount rule does not apply to our Shares (see "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG—Special Rights in Case of a Mandatory Public Offer"). A mandatory offer must offer to pay cash for the shares, although stock may also be offered to the shareholders as optional consideration.

For information on stock exchange notification requirements see "Description of Share Capital and Summary of Articles of Association of Bank Austria Creditanstalt AG—Notification Requirements."

PLAN OF DISTRIBUTION

Under the terms of an underwriting agreement (the "Underwriting Agreement") dated July 7, 2003, each of the underwriters has severally agreed to purchase, and we have agreed to sell to them, New Shares in the number set forth opposite their names in the table below.

Name	Number of Shares
Goldman Sachs International	12,386,903
J.P. Morgan Securities Ltd.	12,386,903
HypoVereinsbank	0
Credit Suisse First Boston (Europe) Limited	4,128,967
Merrill Lynch International	4,128,967
Total	33,031,740

Pursuant to the Underwriting Agreement, the underwriters have been granted the option, exercisable until 30 days following the Closing Date (as defined below) to purchase up to 4,954,760 Additional Shares to cover over-allotments and other short positions. The underwriters have severally agreed that, if this option is exercised, subject to certain conditions, they will purchase approximately the same percentage thereof that the number of New Shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of New Shares offered in the offering.

The underwriters propose to resell the Offer Shares initially at the offering price (i) in Austria by way of a public offering, (ii) in the United States to qualified institutional buyers in reliance on Rule 144A, and (iii) outside Austria and the United States to selected institutional investors in reliance on Regulation S under the Securities Act. See "Transfer Restrictions." The offering of Shares in the United States will be made by HVB Americas, Goldman, Sachs & Co., J.P. Morgan Securities Inc., Credit Suisse First Boston LLC and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith, affiliates of the underwriters who are broker-dealers registered under the Exchange Act.

The Underwriting Agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business.

The New Shares subscribed for in this offering are expected to be delivered on July 11, 2003. From July 9th to July 11th trading will take place subject to delivery of the New Shares. Should the New Shares not be delivered, credit entries to the securities accounts of investors will be cancelled. Trades in the Shares made during this period would therefore have to be cancelled with retroactive effect.

We have agreed that the underwriters will receive aggregate underwriting discounts and commissions of 3.0% of the aggregate offering price. In addition, other costs and expenses (including a 1% Austrian capital contribution tax) will reduce the proceeds of the offering. We have agreed to indemnify the underwriters against certain liabilities in connection with the offering, including certain liabilities under applicable securities laws, and to bear certain net proceeds-reducing costs incurred in connection with the offer and sale of the Offer Shares. The underwriters are entitled to terminate the Underwriting Agreement in certain circumstances on or prior to the Closing Date.

The closing of this offering is expected to occur on July 11, 2003 (the "Closing Date").

For further information on the lock-up agreements of HypoVereinsbank and our company, see "The Offering."

In connection with this offering, Goldman Sachs International may over-allot or effect transactions on behalf of the underwriters which stabilize or maintain the market price of the Shares at levels which might not otherwise prevail. Such transactions may be effected on the Vienna Stock Exchange, in the over-the-counter market or otherwise. The underwriters are not obligated to engage in any such stabilization activities, and such stabilization, if commenced, may be discontinued at any time without prior notice.

In addition to the offering price, purchasers of the Offer Shares may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase.

Until 40 days after the commencement of the offering, an offer or sale of Shares within the United States by a dealer, whether or not participating in the offering, may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Certain of the members of the syndicate for the offering have provided and may continue to provide investment banking and other services to Bank Austria Creditanstalt AG, HypoVereinsbank and their affiliates in the ordinary course of their respective businesses.

SELLING RESTRICTIONS

General

No action has been or will be taken in any jurisdiction other than Austria that would permit a public offering of the Offer Shares or the possession, circulation or distribution of the Offering Circular or any other material relating to us or the Offer Shares in any jurisdiction where action for that purpose is required. Accordingly, the Offer Shares may not be sold, directly or indirectly, and neither this Offering Circular nor any other offering material or advertisement in connection with the Offer Shares may be distributed or published in any form or in any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

United States

The Offer Shares have not been and will not be registered under the Securities Act. Accordingly, each underwriter has acknowledged and agreed that it will not offer or sell the Offer Shares in this offering within the United States, except to persons it reasonably believes to be qualified institutional buyers as defined in Rule 144A under the Securities Act.

United Kingdom

Each underwriter has represented, warranted and agreed that:

(i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any Offer Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the offering of the Shares in circumstances in which section 21(1) of the FSMA does not apply to Bank Austria Creditanstalt AG; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offer Shares in, from or otherwise involving the United Kingdom.

Austria

Each underwriter has also represented and agreed that any offering of the Offer Shares in Austria will be made in compliance with the provisions of the Austrian Capital Markets Act (*Kapitalmarktgesetz*) and other applicable laws or regulations of Austria.

TRANSFER RESTRICTIONS

Because of the following restrictions, purchasers of the Offer Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of, the Offer Shares.

The Offer Shares have not and will not be registered under the Securities Act or any state securities law. The Offer Shares in this offering may not be offered, sold or delivered within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. Accordingly, the Offer Shares in this offering are being offered and sold:

(i) in the United States only to QIBs; and

(ii) outside the United States pursuant to Regulation S under the Securities Act.

Investors' Representations and Restrictions on Resale

Each purchaser of Offer Shares in this offering within the United States pursuant to Rule 144A, by accepting delivery of this document, will be deemed to have represented, agreed and acknowledged that:

(i) it is (a) a QIB, (b) acquiring Offer Shares for its own account or for the account of a QIB and (c) aware, and each beneficial owner of such Offer Shares has been advised, that the sale of such Offer Shares to it is being made in reliance on Rule 144A;

(ii) it understands that such Offer Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities laws of any state of the United States;

(iii) it acknowledges that the Offer Shares in this offering are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and that no representation is made as to the availability of the exemption provided by Rule 144 for re-sales of Offer Shares; and

(iv) notwithstanding anything to the contrary in the foregoing, for so long as they are "restricted securities," the Offer Shares in this offering may not be deposited into any unrestricted depository receipt facility in respect of Offer Shares that may be established or maintained by a depository bank.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IAS AND U.S. GAAP

The Austrian Banking Act (*Bankwesengesetz*) adopted the EU banking directives and related recommendations in Austria, including the first and second banking directive, the directive relating to own funds (qualified capital), solvency ratios and bank financial statements, and the 1992 directive on consolidated supervision. The Banking Act also brought the presentation of financial statements in line with European standards, allowing comparisons between Austrian credit institutions and credit institutions in other European countries to be made more easily.

In 1999, an amendment to the Banking Act allowed Austrian banks to use internationally accepted accounting principles such as IAS and U.S. GAAP to prepare their consolidated financial statements if:

- the financial statements and the management report are in line with EU bank accounting and consolidation accounting directives;
- the accounting principles and the differences between Austrian and internationally accepted accounting principles are described in the notes; and
- the auditor confirms that the above conditions are met.

IAS standards are issued by the International Accounting Standards Board ("IASB") after going through a formalized consultation process involving users and preparers of financial statements. The IASB as successor of the IASC has adopted IAS. No general rules for enforcement have been adopted as this is left to the supervisory authorities, auditors and stock exchanges in the relevant jurisdiction. The EU has decided to require the use of IAS by listed companies beginning in 2005.

Our Consolidated Financial Statements included in this Offering Circular have been prepared in accordance with IAS which differs in significant respects from U.S. GAAP. A brief description of significant differences between IAS and U.S. GAAP is set out below. The organizations that promulgate IAS and U.S. GAAP have ongoing projects that could have a significant impact on these differences. This summary is not intended to provide a comprehensive listing of all existing and future differences between IAS and U.S. GAAP, nor of all those specifically related to our company or to the industry in which we operate. U.S. GAAP is generally more restrictive and comprehensive than IAS regarding the recognition and measurement of transactions, account classifications and disclosure requirements. Except where specifically noted, no attempt has been made in this summary to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are reflected in the financial statements of our company or the notes thereto.

In general, the content, format and components of financial statements prepared according to IAS and U.S. GAAP are similar. Under IAS, however, a true and fair view override applies in the extremely rare circumstances when the application of IAS would be misleading. Such a concept does not exist under U.S. GAAP.

Earnings per Share

IAS currently does not require the disclosure of separate earnings per share data for continuing operations, discontinuing operations, extraordinary items and the cumulative effect of accounting changes, though such data are required to be disclosed under U.S. GAAP. Under IAS, there is no guidance on the year-to-date computation of diluted earnings per share.

Employee Share Purchase and Option Plans

IAS currently does not address the treatment of employee stock options. IAS gives no guidance on issues such as the reverse treasury stock method, contingent share issue agreements or settlements in shares or cash and similar instruments. U.S. GAAP addresses these issues in detail and offers a choice of two methods to account for these options.

Equity Statement

U.S. GAAP requires all "comprehensive income" items to be reported in the statement of changes in equity. IAS requires most "comprehensive income" items (as they are commonly referred to in U.S. GAAP) to be reported in the statement of changes in equity. Certain other items may be reported in the statement of changes in equity under U.S. GAAP but not under IAS.

Loan Loss Provisions

U.S. GAAP requires loan loss provisions to be determined in accordance with SFAS No. 5 "Accounting for Contingencies" and SFAS 114, as amended, "Accounting by Creditors for Impairment of a Loan." A loan is considered impaired when it is probable that the creditor will be unable to collect all amounts in accordance with the contractual terms of the loan agreement. Impairment is measured based upon the present value of expected future cash flows discounted at the loan's effective rate, or the fair value of the loan collateral or market value of the loan. IAS is less explicit. With the introduction of IAS 39 in 2001, however, impairment testing is required for loan receivables.

Contingencies/Provisions

Under U.S. GAAP, when it is probable or likely that an asset has been impaired or a liability incurred and the amount of loss can be reasonably estimated, a contingency loss should be recognized. If recognized, the provision for loss should be the amount within the range that appears to be the best estimate of loss. If no amount is a better estimate than any other, the minimum amount in the range should be accrued. Disclosure should be made if no accrual is made for a loss contingency because one or both of the conditions for accrual are not met. Accrual for loss or damage of property, loss from injury to others and business interruption (sometimes called self insured risks) should not be made until the loss has taken place.

While many of the definitions and concepts in IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) are similar to those found in U.S. GAAP, some are not directly comparable. One large area of difference is that the recognition criteria for provisions under IAS 37 rely on an event being "more likely than not" to occur, but under U.S. GAAP, liabilities are generally recognized when it is "probable" that they will occur. This could lead to provisions being recognized under IAS 37 when they might not be under U.S. GAAP.

Investment Property

Under IAS, investment property may be stated at fair value whereas under U.S. GAAP, investment property must be stated at depreciated historical cost.

Goodwill

Under U.S. GAAP, according to SFAS 142 "Goodwill and Other Intangible Assets," the goodwill that an entity recognizes in accordance with SFAS 141 "Business Combinations" and assigns to a reporting unit should be tested for impairment (and not amortized) on an annual basis. Impairment tests must also be conducted between annual tests in certain circumstances. According to IAS 22, goodwill should be amortized over its useful life. There is a rebuttable assumption that the useful life of goodwill does not exceed 20 years.

Goodwill arising on the acquisition of associated enterprises is amortized under IAS, but is not amortized under U.S. GAAP.

Consolidation

Consolidation is based on the ability to control under IAS and is largely based on ownership of a majority voting interest under U.S. GAAP. Special rules apply to the consolidation of "Variable Interest Entities"—see below. A subsidiary is not consolidated if it is acquired and held exclusively for disposal in the near future under IAS, whereas subsidiaries are consolidated under U.S. GAAP, even if control is intended to be temporary.

Consolidation of Special Purpose Entities (SPEs)

Under IAS, pursuant to SIC 12, a Special Purpose Entity ("SPE") is consolidated when the substance of the relationship between an enterprise and the SPE indicates that the SPE is controlled by that enterprise. SIC 12.10 contains a list of specific circumstances that, in addition to the general circumstances described in IAS 27.12, may indicate control, such as that (a) the activities of the SPE are being conducted on behalf of the enterprise according to its specific business needs, (b) the enterprise has the decision-making powers to obtain the majority of the benefits of the activities of the SPE, (c) the SPE functions as a so-called "autopilot" (its activities have been predetermined by the enterprise) or (d) the enterprise in substance has rights to obtain the majority of the benefits or carries the majority of the

ownership risks of the SPE. However, these elements are just indications of control, and if a control relationship can be shown not to exist due to other circumstances, the SPE is not consolidated even if one or more of these elements are present.

Under U.S. GAAP, the recently introduced FIN 46 provides guidance for identifying a variable interest entity ("VIE") in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or in which the equity investors lack one or more of the characteristics of a controlling financial interest. FIN 46 requires each enterprise involved with such a VIE to determine whether it provides financial support to the VIE through a variable interest. Variable interests may arise from financial instruments, service contracts, non-voting ownership interests or other arrangements. A variable interest is a financial interest in an entity that changes with movements in the value of the entity's net assets. If an enterprise holds a majority of the variable interests in the VIE, the enterprise is identified as the primary beneficiary and is required to consolidate the VIE unless specific exceptions are met. Unlike under IAS, where the elements of SIC 12 only create a rebuttable presumption of control over the SPE, an enterprise must consolidate a VIE under U.S. GAAP pursuant to FIN 46 once it has been identified as its primary beneficiary.

Financial Instruments

IAS 39 classifies financial assets as held for trading, available-for-sale financial assets, held-to-maturity investments or loans and receivables originated by the enterprise. IAS 39 requires that all financial assets should be measured at their fair value except for loans and receivables originated by the enterprise and held-to-maturity investments. Changes of fair values should be included in net profit, except for those of available-for-sale financial assets which may be recognized directly in equity. Hedge accounting is permitted under IAS 39 in certain circumstances, provided that the hedging relationship is clearly defined, measurable, and actually effective.

IAS 39 and U.S. GAAP are similar with respect to their accounting for financial instruments. U.S. GAAP requires changes of fair value of available-for-sale financial assets to be recognized in equity. Under IAS, derecognition of transferred assets uses a financial components approach combined with a risk and rewards approach, whereas under U.S. GAAP, it is dealt with on a financial components basis.

Impairment

Under IAS, an impairment exists if an asset's (cash generating unit's) carrying amount exceeds the greater of its net selling price and value in use (net present value of future cash flows); this excess is the amount of the impairment loss. Under U.S. GAAP, an asset to be held and used is impaired if its carrying amount exceeds its fair value; however, any impairment is recorded only if the carrying amount is not recoverable on an undiscounted basis. Given certain circumstances, IAS requires a reversal of impairment losses, whereas U.S. GAAP does not allow reversals.

Treasury Stock

Like IAS, U.S. GAAP accounts for treasury stock directly in equity, with treasury stock held for reissue presented as a deduction from equity; any difference between the purchase price and reissue proceeds does not affect the IAS treatment. Unlike IAS, under U.S. GAAP treasury stock accounting also applies to shares that are purchased to satisfy obligations under employee benefit plans.

Income Taxes

IAS and U.S. GAAP both require companies to recognize an asset or liability for all deferred tax items based on a "temporary differences" concept. The tax rate under U.S. GAAP has to equal the one enacted on the balance sheet date while under IAS the tax rate enacted or substantively enacted on the balance sheet date should be used.

A tax asset is recognized under U.S. GAAP if it is "more likely than not" that it will be realized and is recognized under IAS if its "probable" that it will be realized. "More likely than not" is clearly defined under U.S. GAAP but the corresponding "probable" used in IAS is not defined. According to U.S. GAAP, deferred tax assets and liabilities need to be classified as current or non-current based on the underlying temporary difference. IAS requires companies to classify all deferred tax items as non-current.

Accounting for Leases

Differences in accounting for leases between U.S. GAAP and IAS mainly relate to terminology and definitions. U.S. GAAP rules are much more specific in certain special circumstances and differences in application exist, such as for specific sale-and lease-back transactions. However, such differences may lead to a different classification as a finance lease or an operating lease.

Retirement Benefit Costs

The differences in the treatment of retirement benefit costs under U.S. GAAP and IAS mainly relate to the ability to anticipate changes in future benefits due to expectations about changes in applicable law and the absence of recognition and measurement guidance for equity compensation benefits under IAS.

Interim Financial Reporting

The applicable standards for interim financial reporting are IAS 34 under IAS and APB 28 under U.S. GAAP.

Like IAS 34, APB 28 provides guidance for the application of accounting policies to financial information reported for a period shorter than a fiscal year, whether the information presented is condensed or a complete set of financial statements. Like IAS 34, APB 28 requires the use of accounting policies that are adopted in the annual financial statements in the interim financials with certain noted exceptions. Both standards include guidance on accounting for income taxes and LIFO liquidations. However, APB 28 also requires modifications that (1) defer purchase price variances and volume or corporate cost variances that are expected to be absorbed by year-end; (2) accrue or defer costs that clearly benefit two or more periods; and (3) do not require recognition of inventory losses from market declines that reasonably can be expected to be restored within the fiscal year. IAS 34 does not permit these same modifications.

APB 28 requires disclosure of income statement data and encourages publication of a balance sheet and cash flow data, while IAS 34 requires publication of all the primary financial statements. However, companies with publicly traded debt or equity in the United States fall under the regulations of the U.S. Securities and Exchange Commission. The SEC rules detail presentation requirements for a public enterprise that issues condensed interim financial statements on Form 10-Q (a U.S. quarterly filing). In general, the presentation and disclosure requirements of the SEC are similar to those of IAS 34.

Basis of Accounting

Under IAS, many items in the financial statements are revalued, on either an optional or compulsory basis. U.S. GAAP adopts the cost basis for most items.

GENERAL INFORMATION

Principal Offices, Company Name, Registration and Incorporation

Bank Austria Creditanstalt AG has its corporate office in Vienna, with its principal offices at Vordere Zollamtsstrasse 13, A-1030 Vienna, and Am Hof 2, A-1010 Vienna, and is registered with the companies' register kept at the Commercial Court, Vienna under the registration number FN 150714p.

Bank Austria Creditanstalt AG is a joint stock company (*Aktiengesellschaft*) organized under the laws of the Republic of Austria, and was incorporated in its current legal form on October 12, 1996 for an indefinite period of time. See "Our History in Brief" for the history of our company.

Fiscal Year

The fiscal year of Bank Austria Creditanstalt AG is the calendar year.

Validity of the Shares

The validity of the Shares will be passed upon for us by Saxinger Chalupsky Weber & Partner Rechtsanwälte GmbH, Attorneys-at-law, Vienna, who serve as legal advisers to Bank Austria Creditanstalt AG, and Dr. Herbert Pichler, general counsel to Bank Austria Creditanstalt AG. Certain legal matters in connection with the U.S. aspects of this offering will be passed upon by Cleary, Gottlieb, Steen & Hamilton, who serve as legal advisers to Bank Austria Creditanstalt AG, and by Davis Polk & Wardwell, who serve as legal advisers to the underwriters. Cleary, Gottlieb, Steen & Hamilton and Davis Polk & Wardwell may rely, as to matters of Austrian law, on opinions to be provided by Saxinger Chalupsky Weber & Partner Rechtsanwälte GmbH and Cerha Hempel Spiegelfeld, respectively.

Listing

The Shares have been admitted for listing on the Official Market (*Amtlicher Handel*) and the Prime Market segment of the Vienna Stock Exchange.

Trading of the Shares in the Official Market on the Vienna Stock Exchange is expected to commence on or about July 9, 2003.

The Shares are expected to be included in the calculation of the ATX (the Austrian Traded Index). See "The Vienna Stock Exchange—The Austrian Traded Index."

Securities Identification Number

The International Securities Code (ISIN) for the Shares is AT0000995006.

Documents Available for Inspection

This Offering Circular and the Articles of Association of Bank Austria Creditanstalt AG are available for inspection during regular business hours at the principal offices of Bank Austria Creditanstalt AG.

Paying Agents and Custodians

The paying agent in Austria is Bank Austria Creditanstalt AG. The custodians are Bank Austria Creditanstalt AG, any Austrian notary public, any Austrian bank, as well as any other agent designated in the invitation to the shareholders' meeting.

Corporate Authorizations

On June 16, 2003, our Management Board resolved to offer the New Shares as described in this Offering Circular and to apply for listing of the Shares on the Official Market (*Amtlicher Handel*) and the Prime Market segment of the Vienna Stock Exchange. On June 20, 2003, our shareholders' meeting resolved to increase our share capital against contributions in cash through the issuance of New Shares. On the same date, our shareholders' meeting resolved to authorize our Management Board, subject to the consent of the Supervisory Board, to increase our share capital through the issuance of Additional Shares.

Independent Auditors

The independent auditors of Bank Austria Creditanstalt Group and of Bank Austria Creditanstalt AG are Sparkassen-Prüfungsverband, Prüfungsstelle (the Auditing Board of the Savings Bank Auditing Association), Grimmelshausengasse 1, A-1030 Vienna, KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Kolingasse 19, A-1090 Vienna, and Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Friedrichstrasse 10, A-1010 Vienna. The auditors have audited the consolidated financial statements of our group which have been prepared according to IAS for the years ended December 31, 2000, 2001 and 2002, the unconsolidated financial statements of Bank Austria AG which have been prepared according to Austrian GAAP for the years ended December 31, 2000 and 2001 and the unconsolidated financial statements of Bank Austria Creditanstalt AG which have been prepared according to Austrian GAAP for the year ended December 31, 2002. The auditors have issued an unqualified audit certificate on each of these financial statements.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for the Year Ended 31 December 2002

Note

In these financial statements, "Bank Austria Creditanstalt", "the Bank Austria Creditanstalt Group" and "the BA-CA Group" refer to the Group. To the extent that information relates to the parent company or its separate financial statements, "Bank Austria Creditanstalt AG" or "BA-CA AG" is used.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Report of the Auditors

Auditors' report

We have audited the consolidated financial statements as at 31 December 2002, which were prepared by Bank Austria Creditanstalt AG in accordance with International Accounting Standards published by the IASB. These consolidated financial statements comprise the balance sheet at 31 December 2002, the income statement, the statement of changes in shareholders' equity, the cash flow statement, and the notes for the financial year beginning on 1 January 2002 and ending on 31 December 2002 and for the financial year beginning on 1 January 2001 and ending on 31 December 2001. The preparation and content of the consolidated financial statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with Austrian generally accepted auditing principles and in accordance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting policies applied and significant estimates made by the Managing Board, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view, in all material respects, of the financial position of the Group as at 31 December 2002 and as at 31 December 2001 and of the results of its operations and its cash flows for the financial year beginning on 1 January 2002 and ending on 31 December 2002, and for the financial year beginning on 1 January 2001 and ending on 31 December 2001, in accordance with International Accounting Standards (IAS).

Pursuant to Austrian commercial law, the responsibility of the auditors is to examine if the management report of the Group is consistent with the consolidated financial statements, and if the legal requirements for the preparation of consolidated financial statements in accordance with internationally accepted accounting principles have been met, exempting a company from the obligation to prepare consolidated financial statements pursuant to Austrian law. We certify that the management report of the Group is consistent with the consolidated financial statements and that the legal requirements for exemption from the obligation to prepare consolidated financial statements pursuant to Austrian law have been met.

Vienna, 3 March 2003

Savings Bank Auditing Association
Auditing Board

Klaus Goschler **Wolfgang Riedl**

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Gottwald Kranebitter **Walter Reiffenstuhl**

Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Philip Göth **Harald Breit**

Consolidated Financial Statements of Bank Austria Creditanstalt for 2002

Income statement of the Bank Austria Creditanstalt Group for the year ended 31 December 2002

	Notes	2002	2001	Change	
		€ m	€ m	€ m	in %
Interest income		5,825	8,190	(2,365)	(28.9)
Interest expenses		3,519	5,518	(1,999)	(36.2)
Net interest income	(3)	2,307	2,672	(366)	(13.7)
Losses on loans and advances	(4)	(537)	(703)	166	(23.7)
Net interest income after losses on loans and advances		**1,770**	**1,969**	**(199)**	**(10.1)**
Fee and commission income		1,358	1,376	(19)	(1.4)
Fee and commission expenses		282	316	(34)	(10.8)
Net fee and commission income	(5)	1,076	1,061	15	1.4
Net trading result	(6)	231	261	(30)	(11.4)
General administrative expenses	(7)	2,503	2,773	(270)	(9.7)
Balance of other operating income and expenses	(8)	(1)	34	(36)	(104.2)
Operating profit		**572**	**552**	**20**	**3.7**
Net income from investments	(9)	28	187	(158)	(84.8)
Amortisation of goodwill	(10)	88	73	14	19.7
Balance of other income and expenses		(8)	(10)	2	(18.4)
Profit from ordinary activities/ Net income before taxes		**504**	**655**	**(151)**	**(23.0)**
Taxes on income	(11)	(111)	(98)	(13)	13.4
Net income		**393**	**557**	**(164)**	**(29.4)**
Minority interests		84	74	10	14.2
Consolidated net income		**309**	**483**	**(174)**	**(36.0)**

Key figures

	Notes	2002	2001
Cost/income ratio		69.3%	68.8%
Return on equity after taxes		6.5%	10.2%
Earnings per share (in €)	(12)	2.71	4.24

The accompanying notes form an integral part of the financial statements.

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2002

	Notes	31 Dec. 2002	31 Dec. 2001	Change	
		€ m	€ m	€ m	in %
Assets					
Cash and balances with central banks	(13)	1,824	3,428	(1,604)	(46.8)
Trading assets	(14)	18,954	13,735	5,219	38.0
Loans and advances to, and placements with, banks	(15)	29,558	42,596	(13,038)	(30.6)
Loans and advances to customers	(15)	76,354	78,583	(2,229)	(2.8)
—Loan loss provisions	(16)	(3,622)	(3,425)	(197)	5.8
Investments	(17)	17,976	17,819	157	0.9
Property and equipment	(18)	1,177	1,308	(131)	(10.0)
Intangible assets	(18)	1,162	1,045	117	11.2
Other assets	(19)	4,586	4,508	77	1.7
TOTAL ASSETS		**147,968**	**159,597**	**(11,629)**	**(7.3)**
Liabilities and shareholders' equity					
Amounts owed to banks	(20)	41,033	48,352	(7,320)	(15.1)
Amounts owed to customers	(20)	56,562	59,962	(3,401)	(5.7)
Liabilities evidenced by certificates	(21)	19,992	23,186	(3,194)	(13.8)
Trading liabilities	(22)	10,504	7,122	3,382	47.5
Provisions	(23)	3,490	3,251	239	7.3
Other liabilities	(24)	4,673	4,420	253	5.7
Subordinated capital	(25)	6,455	7,232	(777)	(10.7)
Minority interests		650	1,196	(545)	(45.6)
Shareholders' equity	(26)	4,610	4,875	(265)	(5.4)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**147,968**	**159,597**	**(11,629)**	**(7.3)**

The accompanying notes form an integral part of the financial statements.

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

	Subscribed capital(1)	Capital reserves(1)	Retained earnings	Reserves in accordance with IAS 39	Share-holders' equity
			€ m		
As at 1 January 2001 (before application of IAS 39)	**829**	**2,172**	**1,614**		**4,615**
Adjustment for application of IAS 39				(121)	(121)
As at 1 January 2001 (after application of IAS 39)	**829**	**2,172**	**1,614**	**(121)**	**4,494**
Consolidated net income			483		483
Dividend paid			(116)		(116)
Foreign currency translation reserve and other changes		5	167		172
Gains and losses recognised directly in equity in accordance with IAS 39				(158)	(158)
As at 31 December 2001	**829**	**2,177**	**2,148**	**(279)**	**4,875**

(1) Subscribed capital and capital reserves as shown in the separate financial statements of Bank Austria Creditanstalt AG

	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39(2)	Share-holders' equity
			€ m		
As at 1 January 2002	**829**	**2,177**	**2,148**	**(279)**	**4,875**
Shares in the controlling company		(161)			(161)
Reversal of previous year's deferred tax in respect of shares in the controlling company			(23)		(23)
Consolidated net income			309		309
Dividend paid			(116)		(116)
Foreign currency translation reserve and other changes			(287)		(287)
Gains and losses recognised directly in equity in accordance with IAS 39				13	13
As at 31 December 2002	**829**	**2,016(1)**	**2,031**	**(266)(2)**	**4,610**

(1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: €1,489 m

(2) Reserves in accordance with IAS 39

	31 Dec. 2002	31 Dec. 2001
Cash flow hedge reserve	(263)	(159)
Available-for-sale reserve	(3)	(120)
Total	(266)	(279)

The accompanying notes form an integral part of the financial statements.

Cash flow statement of the Bank Austria Creditanstalt Group

	2002	2001
	€ m	
NET INCOME	**393**	**557**
Non-cash items included in net income, and adjustments to reconcile net income to cash flows from operating activities		
Depreciation, amortisation,losses on loans and advances, and changes in fair values	1,064	1,162
Increase in staff-related provisions and other provisions	239	255
Increase in other non-cash items	1,025	218
Gains/losses on disposals of intangible assets, property and equipment, and investments	(129)	(231)
SUB-TOTAL	**2,592**	**1,961**
Increase/decrease in operating assets and liabilities after adjustment for non-cash components		
Trading assets	574	(5,155)
Loans and advances	14,861	(11,654)
Other assets	(152)	(5,017)
Trading liabilities	(2,915)	0
Amounts owed to banks and customers	(11,540)	8,252
Liabilities evidenced by certificates	(2,856)	3,413
Other liabilities	365	5,409
CASH FLOWS FROM OPERATING ACTIVITIES	**929**	**(2,791)**
Proceeds from disposal of		
investments	6,094	6,910
property and equipment	102	177
Payments for purchases of		
investments	(7,540)	(4,155)
property and equipment	(449)	(865)
Proceeds from sales of subsidiaries	104	594
Payments for acquisition (less cash acquired) of subsidiaries	(92)	
Other changes	(45)	(112)
CASH FLOWS FROM INVESTING ACTIVITIES	**(1,826)**	**2,549**
Dividends paid	(116)	(116)
Subordinated liabilities and other financing activities	(602)	2,133
CASH FLOWS FROM FINANCING ACTIVITIES	**(718)**	**2,017**
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**3,428**	**1,623**
Cash flows from operating activities	929	(2,791)
Cash flows from investing activities	(1,826)	2,550
Cash flows from financing activities	(718)	2,017
Effects of exchange rate changes	11	29
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**1,824**	**3,428**
PAYMENTS FOR TAXES, INTEREST AND DIVIDENDS		
Income taxes paid	1	120
Interest received	6,442	8,136
Interest paid	(3,564)	(5,588)
Dividends received	41	143

The accompanying notes form an integral part of the financial statements.

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Changes in the Group/group of consolidated companies

Bank Austria AG, Vienna, and its wholly-owned subsidiary Creditanstalt AG, Vienna, merged to form Bank Austria Creditanstalt AG, Vienna, with retroactive legal effect as at 1 January 2002. This merger had no effect on the consolidated financial statements. Therefore the 2001 consolidated financial statements of Bank Austria are comparable with the 2002 consolidated financial statements of Bank Austria Creditanstalt.

The Bank Austria Creditanstalt Group holds a majority interest in Informations-Technologie Austria Ges.m.b.H., Vienna. As a result of agreements with shareholders outside the Group, the company is not controlled by Bank Austria Creditanstalt and has therefore not been consolidated.

Compared with the previous year, there have been the following changes in the group of companies consolidated or accounted for under the equity method in the consolidated financial statements of Bank Austria Creditanstalt:

As a result of the merger of Creditanstalt AG, Vienna, and Bank Austria AG, Vienna, to form Bank Austria Creditanstalt AG, Vienna, as at 1 January 2002, Creditanstalt AG is included in the consolidated financial statements as part of Bank Austria Creditanstalt AG, Vienna.

Following the transfer of a large part of the assets of Bank Austria Handelsbank Aktien-gesellschaft, Vienna, to Bank Austria Creditanstalt AG, the remaining company is not material to the presentation of the Group and has therefore been excluded from consolidation. The former CA IB Investmentbank Aktiengesellschaft, Vienna, and its successor companies

- CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna (with its subsidiaries in the CEE region),
- CA IB Securities a.s., Prague,
- CA IB Securities Rt., Budapest,
- CA IB Securities S.A., Warsaw,
- CA IB International Markets Ltd., London,

are not material to the presentation of the Group, either, and have thus been excluded from consolidation.

In the reporting period, Bank Austria Creditanstalt acquired Splitska Banka d.d., Split, which was consolidated as from 1 May 2002, the date of acquisition. Moreover, Bank Austria Creditanstalt acquired an additional 18.5% interest in BPH PBK from HVB.

A minority interest in VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna, was sold during the reporting period to a subsidiary of a private foundation independent of the bank.

The minority interest in RINGTURM Kapitalanlagegesellschaft m.b.H., Vienna, a company which was controlled on the basis of agreements and was therefore consolidated in previous consolidated financial statements, was sold in the reporting period.

Management control of the 50% interests in B.I.I. Creditanstalt International Bank Ltd., George Town, Grand Cayman, and in Banco B.I. Creditanstalt S.A., Buenos Aires, which were previously accounted for under the equity method, was transferred to HypoVereinsbank, Munich, pursuant to the Bank of the Regions agreement. These interests have been recognised at zero value.

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt (Continued)

(1) Changes in the Group/group of consolidated companies (Continued)

Effect of changes in the group of consolidated companies

	Consolidated balance sheet at 31 Dec. 2001	Disposals of consolidated subsidiaries as at 1 Jan. 2002	Acquisition of consolidated subsidiaries as at 1 May 2002
		€ m	
Assets			
Cash and balances with central banks	3,428	(86)	163
Trading assets	13,735	(4)	2
Loans and advances to, and placements with, banks	42,596	(135)	148
Loans and advances to customers	78,583	(115)	715
—Loan loss provisions	(3,425)	4	(50)
Investments	17,819	64	251
Property and equipment	1,308	(9)	20
Intangible assets	1,045	(2)	1
Other assets	4,508	(84)	22
TOTAL ASSETS	**159,597**	**(368)**	**1,271**
Liabilities and shareholders' equity			
Amounts owed to banks	48,352	(108)	134
Amounts owed to customers	59,962	(165)	994
Liabilities evidenced by certificates	23,186	(22)	—
Trading liabilities	7,122	—	—
Provisions	3,251	(48)	19
Other liabilities	4,420	(21)	13
Subordinated capital	7,232	(2)	—
Minority interests	1,196	(1)	—
Shareholders' equity	4,875	—	112
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**159,597**	**(368)**	**1,271**

The addition relates to the acquisition of a 90.08% interest in Splitska Banka.

(2) Summary of significant accounting principles

Unless indicated otherwise, all figures are in millions of euros (€).

The 2002 consolidated financial statements of Bank Austria Creditanstalt have been prepared in accordance with International Accounting Standards (IAS).

IASs applied

All IASs published by the IASC (now: IASB) as International Accounting Standards applicable to financial statements for 2002 have been applied in preparing these consolidated financial statements. The comparative figures for the previous year are also based on these standards.

Interpretations SIC 1 to SIC 33 issued by the Standing Interpretations Committee (SIC) have also been taken into account.

Material differences between IAS rules and Austrian generally accepted accounting principles in reporting specific items of the balance sheet and the income statement are explained in the description of the principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles in note 49.

Spot purchases and sales of financial assets are recognised on the trade date.

(2) Summary of significant accounting principles (Continued)

Consolidation methods

All companies that are material and are directly or indirectly controlled by Bank Austria Creditanstalt have been consolidated in the consolidated financial statements. In this context, uniform Group-wide criteria are applied to determine materiality; these criteria relate to the effect of inclusion or non-inclusion of a subsidiary in the presentation of the Group's financial position and the results of its operations. The consolidated financial statements of Bank Austria Creditanstalt presented in accordance with IAS are based on the separate financial statements of all consolidated companies, which have been prepared in accordance with IAS on a uniform Group-wide basis.

Material investments in associated financial companies, i.e. companies which are neither indirectly nor directly controlled by Bank Austria Creditanstalt AG but in which it can exercise a significant influence, are accounted for using the equity method.

Shares in all other companies are classified as investments available for sale and recognised at their fair values, to the extent that fair value is reliably measurable. Changes in value are thus directly recognised in equity. To the extent that fair value cannot be reliably determined, shares are carried at cost. In the case of an impairment within the meaning of IAS 39.109, a loss is recorded which is reversed when the circumstances that led to such impairment cease to exist.

The method of inclusion in the consolidated financial statements can be derived from the list of selected subsidiaries and equity interests given in note 37.

Business combinations

When a subsidiary is acquired, its assets and liabilities measured at their fair values are offset against the cost of acquisition. The difference is recognised in the balance sheet as goodwill and amortised over its estimated useful life on a straight-line basis over a period of 20 (in some cases, 15) years. As at the date of acquisition, shareholders' equity of foreign subsidiaries is translated into euros. Gains and losses arising on the foreign currency translation of shareholders' equity of foreign subsidiaries as at the balance sheet date are recorded directly in retained earnings. The effect is shown in the statement of changes in shareholders' equity of the Group.

For all subsidiaries and other equity interests acquired after 1 January 1995, goodwill has been calculated using the method described above, recognised as an asset and amortised. Goodwill arising on acquisitions before that date has been offset against retained earnings.

When a subsidiary is acquired, minority interests are recognised at their proportionate fair values.

Consolidation procedures

Intragroup receivables, liabilities, expenses and income are eliminated unless they are of minor significance. Intragroup profits are also eliminated.

Foreign currency translation

Foreign currency translation is performed in accordance with IAS 21. Monetary assets and liabilities denominated in currencies other than the euro are translated into euros at market exchange rates prevailing at the balance sheet date. Forward foreign exchange transactions not yet settled are translated at the forward rate prevailing at the balance sheet date.

Expenses and income resulting from foreign currency translation are reflected in the corresponding items of the income statement.

Balance sheet items and expenses and income of those subsidiaries whose financial statements are prepared in a currency other than the euro have been translated at market exchange rates prevailing at the balance sheet date. Gains and losses arising on the foreign currency translation of shareholders' equity are included in retained earnings. In the past, shareholders' equity of consolidated foreign subsidiaries was hedged against changes in value arising from exchange rate movements of the

(2) Summary of significant accounting principles (Continued)

respective local currency against the euro. Following a change in business policy in 2002, such exchange rate hedges were terminated. Effects arising from closing the relevant transactions in the financial year totalled € 34 million and were recognised in equity.

Cash and cash equivalents

The amount of cash and cash equivalents stated in the cash flow statement is equal to the balance sheet item Cash and balances with central banks.

Trading assets

Trading assets, i.e. securities held for trading and positive market values on derivative financial instruments which are part of the trading book, are recognised at their fair values. To determine fair values, market prices and market-related quotes (Bloomberg, Reuters, Telerate,...) are used. Where such prices or quotes are not available, values based on present value calculations or option pricing models are applied.

Offsetting is performed only to the extent that there is an enforceable right to set-off and this reflects the actually expected future cash flows under the transaction.

Changes in the fair values of trading assets (including trading derivatives) are recognised in net income.

Loans and advances

Loans and advances originated by Bank Austria Creditanstalt are carried in the balance sheet at their gross amounts, i.e. before deduction of provisions, including accrued interest. Interest is accrued only to the extent that interest is expected to be received. If such loans and advances are the hedged items of a fair value hedge, the carrying amount of the hedged item is adjusted for the gain or loss attributable to the hedged risk, to the extent that the hedge is effective. Amounts of premiums or discounts are accounted for at amortised cost.

Derivatives

Financial derivatives are recognised in the balance sheet at their fair values. Changes in fair value in the financial year are included in net income. Exceptions are those derivatives which are designated as hedging instruments. These derivatives are described in more detail below. Bank Austria Creditanstalt accounts for hedging relationships between financial instruments in the ways set out in IAS 39: as cash flow hedges, as fair value hedges, and hedges of a net investment in a foreign entity. At Bank Austria Creditanstalt, financial derivatives embedded in other financial instruments need not be separated from the host contracts because they occur only in instruments that are either recognised at their fair values in their entirety or form part of a hedging relationship.

A fair value hedge—a hedge of the exposure to changes in fair value of a recognised asset or liability—is used by Bank Austria Creditanstalt especially for its own issues. Changes in the fair values of derivatives designated as hedging instruments are included in net income. The carrying amounts of hedged items are adjusted for gains or losses, and these adjustments are also recognised in net income, to the extent that the gains or losses are attributable to the hedged risk.

Derivatives designated as hedges of interest rate risk within the framework of Bank Austria Creditanstalt's asset-liability management activities are accounted for as cash flow hedges. For the purpose of cash flow hedge accounting, variable-rate interest payments on variable-rate assets and liabilities are swapped for fixed-rate interest payments primarily by means of interest rate swaps. To document hedging relationships, Bank Austria Creditanstalt has prepared a detailed schedule which shows the balance sheet items with future cash flows in the form of variable-rate interest payments, and the relevant interest rate derivatives with variable-rate interest payments. Changes in the fair values of derivatives designated as hedging instruments, to the extent that hedging effectiveness is within the

(2) Summary of significant accounting principles (Continued)

range defined in IAS 39, are recognised in a separate component of shareholders' equity (cash flow hedge reserve) with no effect on net income. The cash flow hedge reserve will be released through the income statement in those periods in which the cash flows from the hedged items are recognised in net income for the period.

Leasing

The classification of leases is based on the extent to which risks and rewards incident to ownership of a leased asset lie with the lessor or the lessee.

Accounting for leases as lessor: assets held under a finance lease (which transfers to the lessee substantially all the risks and rewards incident to ownership) are accounted for as receivables, stated as loans and advances at amounts equal to the net investment. The recognition of interest income reflects a constant periodic rate of return on the net investment outstanding.

In the case of operating leases, the risks and rewards incident to ownership are not transferred. The relevant assets are included in property and equipment and measured according to the principles applied to such items. Lease income is recognised on a straight-line basis over the term of the agreement.

Accounting for leases as lessee: in the case of a finance lease, the leased asset is recognised in property and equipment, and the obligation as a liability. The leased asset and the obligation are stated at amounts equal at the inception of the lease to the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The interest rate implicit in the lease is used for calculating the present value of the minimum lease payments.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is accounted for as interest expense. Lease payments under operating leases are recognised as rent expenses. Contracts under which Bank Austria Creditanstalt is the lessee are of relatively small significance.

Loan loss provisions

Loan loss provisions show the total amount of provisions made for losses on loans and advances in the form of specific provisions (including flat-rate specific provisions, i.e. provisions for small loans evaluated according to customer-specific criteria). Loan loss provisions are made on the basis of estimates of future loan losses and interest rebates. Provisions for contingent liabilities, which were recognised on the assets side in the previous year, are now recognised in provisions on the liabilities side. The data for the previous year have been adjusted accordingly, to the extent this is meaningful (see notes 16 and 23).

Investments

Held-to-maturity investments are carried at amortised cost. Cost is amortised to the repayable amount until maturity. A held-to-maturity investment is impaired within the meaning of IAS 39.109 if its carrying amount is greater than its recoverable amount. Such an impairment is recognised in net income.

Available-for-sale financial assets not held for trading are a separate category of financial instruments. In determining fair values in customer business, the present value is calculated by discounting future cash flows from contracts with customers, using the current swap interest rate curve for the respective currency. Changes in fair values resulting from remeasurement are recognised in a component of equity (available-for-sale reserve) with no effect on net income until such asset is disposed of. Shares in companies which are neither consolidated nor accounted for under the equity method are classified as available for sale. As there is no reliable measurement model for determining fair values of specific shares and participation rights in unlisted companies, such assets continue to be stated at cost.

(2) Summary of significant accounting principles (Continued)

Land and buildings held as investment property to earn rental income and/or for capital appreciation are classified as investments and recognised at amortised cost. Rental income from investments is included in net interest income, as is interest paid on related funding. Buildings are depreciated over a period of 50 years.

Property and equipment, intangible assets

Property and equipment as well as intangible assets are carried at cost less depreciation and/or amortisation. Any impairments are recognised in income. When the circumstances that led to such an impairment cease to exist, a reversal of the impairment loss is made.

Assets are depreciated on a straight-line basis over their estimated useful lives. At Bank Austria Creditanstalt, depreciation and amortisation is calculated on the basis of the following average useful lives of property and equipment and intangible assets:

- buildings used for banking operations: 25-50 years
- office furniture and equipment: 4-15 years
- software: 4-6 years
- goodwill: 15-20 years

Other assets

The principal components of this item are receivables not relating to the banking business (mainly accounts receivable from deliveries of goods and the performance of services), tax claims, positive market values on derivative financial instruments not included in the trading book (exclusively held for hedging purposes), and deferred tax assets.

Deferred taxes

Taxes on income are recognised and calculated in accordance with IAS 12 under the balance sheet liability method. At any taxable entity, the calculation is based on the tax rates that are expected to apply to the period in which the deferred tax asset or liability will reverse.

Deferred tax assets and liabilities are calculated on the basis of the difference between the carrying amount of an asset or a liability recognised in the balance sheet and its respective tax base. This is expected to increase or decrease the income tax charge in the future (temporary differences). Deferred tax assets are recognised for tax losses carried forward if it is probable that future taxable profits will be available at the same taxable entity. Deferred tax assets and liabilities are not discounted.

The tax expense included in the determination of net income is recognised in the item Taxes on income in the consolidated income statement. Taxes other than those on income are included in the item Balance of other operating income and expenses.

Trading liabilities

This item includes negative market values on derivative financial instruments held in the trading portfolio.

Liabilities

All liabilities are as a rule stated at their nominal amounts.

In the case of liabilities evidenced by certificates, any difference between the issue price and the amount repayable is amortised over the period to maturity.

The dividend proposed at the Annual General Meeting is not included in the liabilities.

(2) Summary of significant accounting principles (Continued)

Provisions

A provision is recognised only if there is a legal or constructive obligation towards third parties outside the Group and a reliable estimate can be made of the amount of the obligation.

Provisions for post-employment benefits (severance payments and retirement benefits).

Provisions for post-employment benefits are recognised using the projected unit credit method in accordance with IAS 19.

No provisions are made for defined-contribution plans. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense in the current period. There are no further obligations.

Under a commitment to provide defined benefits, Bank Austria Creditanstalt continues to recognise a pension provision for the entitlements of employees who retired before the pension reform as at 31 December 1999 became effective, and—as a special feature of Bank Austria Creditanstalt AG's staff regulations—for the future benefits, equivalent to those under mandatory insurance, earned by active employees for whom Bank Austria Creditanstalt AG has assumed the obligations of the mandatory pension insurance scheme pursuant to Section 5 of the Austrian General Social Insurance Act (ASVG). Disability risk, less reimbursement from the pension funds, is covered by the provision.

The pension obligations arising from commitments made by Group companies and existing at the balance sheet date were determined—with due regard to existing internal service regulations within the companies—on the basis of the following actuarial assumptions:

- discount rate: 6%
- salary increases under collective bargaining agreements: 2% p.a.
- career trends: 0.25%-0.5% p.a.
- regular salary increases under Bank Austria Creditanstalt's remuneration system
- AVÖ 1999-P statistical tables (most recent life-expectancy tables for salaried staff)

There were no changes compared with the previous year.

Minority interests

The amount of minority interests is calculated in proportion to the interests of minority shareholders in the net assets of subsidiaries.

Shareholders' equity

Shareholders' equity is composed of paid-in capital, i.e. capital made available to the company by shareholders (subscribed capital plus capital reserves), and earned capital (revenue reserves, reserves pursuant to Section 23 (6) of the Austrian Banking Act, IAS 39 reserves, profit carried forward from the previous year, and net income). The IAS 39 reserves include gains and losses on available-for-sale financial assets (available-for-sale reserve), which are recognised in equity, and those components of hedge accounting in accordance with IAS 39 which are not included in net income (cash flow hedge reserve), after adjustment for deferred taxes.

Other liabilities

This item includes in particular negative market values on derivative financial instruments which are not part of the trading portfolio and are exclusively used for hedging purposes. The item also includes other accruals.

(2) Summary of significant accounting principles (Continued)

Net interest income

Interest income is accrued and recognised as long as such income is expected to be recoverable. Income mainly received as payment for the use of capital (usually calculated, like interest, on the basis of a specific term or on the amount receivable) is included in income similar to interest. Income from equity interests and from property rented to third parties is also included in this item.

The same principles apply to the recognition of interest expenses.

Losses on loans and advances

This item includes additions to provisions for losses on loans and advances, and income from the release of loan loss provisions as well as recoveries of loans and advances previously written off.

Net fee and commission income

Net fee and commission income comprises income from services provided on a fee and commission basis as well as expenses incurred for services provided by third parties and related to the Group's fee-earning business.

Net trading result

In addition to the realised and unrealised results from measuring the trading positions using the mark-to-market method, the net trading result includes accrued interest and funding costs relating to trading assets other than shares, as well as dividend income and funding costs relating to shares held for trading.

Notes to the income statement

(3) Net interest income

	2002	2001
	€ m	
Interest income from		
loans and advances and money market transactions	4,673	6,548
bonds and other fixed-income securities	793	1,129
shares and other variable-yield securities	62	64
subsidiaries	47	77
companies accounted for under the equity method	16	56
other companies in which an equity interest is held	21	21
investment property	31	32
Interest expenses for		
deposits	2,444	4,049
liabilities evidenced by certificates	708	1,024
subordinated capital	338	327
Results from leasing transactions	154	143
NET INTEREST INCOME	**2,307**	**2,672**

(4) Losses on loans and advances

	2002	2001
	€ m	
Allocations to	1,058	1,270
provisions for loans and advances	*1,013*	*1,223*
provisions for contingent liabilities	*45*	*48*
Releases from	(479)	(530)
provisions for loans and advances	*(391)*	*(467)*
provisions for contingent liabilities	*(88)*	*(62)*
Recoveries of loans and advances previously written off	(42)	(38)
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**537**	**703**

Details are given in the Risk Report in note 38 and subsequent notes.

(5) Net fee and commission income

	2002	2001
	€ m	
Securities and custodian business	227	243
Foreign trade/payment transactions	665	608
Lending business	146	132
Other services and advisory business	38	77
NET FEE AND COMMISSION INCOME	**1,076**	**1,061**

(6) Net trading result

	2002	2001
	€ m	
Equity-related transactions	41	(27)
Interest-rate and currency-related transactions	190	288
NET TRADING RESULT	**231**	**261**

(7) General administrative expenses

	2002	2001
	€ m	
Staff costs	1,406	1,487
Wages and salaries	*950*	*1,011*
Social-security contributions	*210*	*206*
Expenses for retirement benefits and other benefits	*246*	*270*
Other administrative expenses	870	1,049
Depreciation and amortisation	227	237
on property and equipment	*143*	*183*
on intangible assets excluding goodwill	*84*	*54*
GENERAL ADMINISTRATIVE EXPENSES	**2,503**	**2,773**

Amortisation of goodwill stated as intangible assets is reflected in the item Amortisation of goodwill (see note 10).

(8) Balance of other operating income and expenses

	2002	2001
	€ m	
Other operating income	168	487
Other operating expenses	169	453
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**(1)**	**34**

The balance of other operating income and expenses includes gains of € 47 m on sales of consolidated subsidiaries.

(9) Net income from investments

Included in net income from investments is the amount of € 83 m resulting from sales of equity interests (including those in Verkehrsbüro and Wr. Städtische Versicherung). Expenses of € 49 m related to the transfer of management control over the equity interest in an Argentinian company.

(10) Amortisation of goodwill

Amortisation of goodwill includes amortisation in the amount of € 69 m. Deconsolidation of the CA IB sub-group led to a special amortisation charge of € 19 m.

(11) Taxes on income

	2002	2001
	€ m	
Current taxes	103	120
Deferred taxes	8	(22)
TAXES ON INCOME	**111**	**98**

	2002	2001
	€ m	
Net income before taxes	504	655
Applicable tax rate	34%	34%
Computed income tax expense	171	223
Tax effects		
from previous years and changes in tax rates	(18)	(2)
from foreign income	(10)	(36)
from tax-exempt income	(107)	(239)
from differences in tax regulations	—	—
from non-deductible expenses	36	68
from value adjustments and non-recognition of deferred taxes	26	55
from amortisation of goodwill	30	23
other	(17)	6
REPORTED TAXES ON INCOME	**111**	**98**

As a result of the acquisition of Splitska Banka, changes in exchange rates used for currency translation, and changes in the available-for-sale reserve and the cash flow hedge reserve, the change in deferred taxes does not correspond to the expense.

The assets include deferred tax assets arising from the carryforward of unused tax losses in the amount of € 346 m (2001: € 319 m). Most of the tax losses carried forward can be carried forward without time restriction.

In respect of tax losses carried forward in the amount of € 841 m (2001: € 615 m), no deferred tax asset was recognised in accordance with IAS 12 because, from a current perspective, a tax benefit will probably not be realisable within a reasonable period. The same applies to temporary differences of € 77 m at subsidiaries.

Information in future business years may require an adjustment to deferred tax assets.

(12) Earnings per share

	2002	2001
Number of shares as at 31 December	114,000,000	114,000,000
Average number of shares outstanding	114,000,000	114,000,000
Net income adjusted for minority interests in € m	309	483
Earnings per share in €	2.71	4.24

(12) Earnings per share (Continued)

During the reporting period, no financial instruments were outstanding which could have had a dilutive effect on the ordinary shares. Therefore basic earnings per share equal diluted earnings per share.

Notes to the balance sheet

(13) Cash and balances with central banks

	2002	2001
	€ m	
Cash and balances with central banks	1,630	2,851
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	194	577
Treasury bills and non-interest-bearing Treasury notes as well as similar debt instruments issued by public issuers	*179*	*521*
Bills of exchange	*15*	*56*
CASH AND BALANCES WITH CENTRAL BANKS	**1,824**	**3,428**

(14) Trading assets

	2002	2001
	€ m	
Bonds and other fixed-income securities	**6,894**	**4,509**
Money market paper	*850*	*421*
Debt securities	*5,579*	*4,088*
issued by public borrowers	*1,505*	*327*
issued by other borrowers	*4,074*	*3,761*
Group's own debt securities	*465*	—
Shares and other variable-yield securities	**1,293**	**1,816**
Shares	*81*	*150*
Investment certificates	*763*	*735*
Other	*449*	*930*
Positive market values on derivative financial instruments	**10,750**	**7,307**
Equity derivatives	*41*	*23*
Interest-rate and currency derivatives	*10,709*	*7,285*
Other trading assets	**17**	**103**
TRADING ASSETS	**18,954**	**13,735**

(15) Loans and advances to banks and customers

Loans and advances to, and placements with, banks—breakdown by product

	2002	2001
	€ m	
Loans and advances	9,615	9,249
Money market placements	19,943	33,347
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**29,558**	**42,596**

Loans and advances to, and placements with, banks—breakdown by region

	2002	2001
	€ m	
Austria	4,841	8,029
Abroad	24,717	34,567
Central and Eastern Europe	*7,043*	*6,893*
Other foreign countries	*17,674*	*27,674*
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**29,558**	**42,596**

Loans and advances to, and placements with, banks—breakdown by maturity

	2002	2001
	€ m	
Repayable on demand	3,689	1,336
With a remaining maturity of		
up to 3 months	11,746	20,910
over 3 months up to 1 year	4,017	9,041
over 1 year up to 5 years	7,014	7,954
over 5 years	3,092	3,354
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**29,558**	**42,596**

Loans and advances to customers—breakdown by product

	2002	2001
	€ m	
Loans and advances	73,694	77,014
Other receivables	2,660	1,568
LOANS AND ADVANCES TO CUSTOMERS	**76,354**	**78,583**

Loans and advances to customers—breakdown by region

	2002	2001
	€ m	
Austria	49,836	49,753
Abroad	26,518	28,830
Central and Eastern Europe	*14,746*	*14,720*
Other foreign countries	*11,772*	*14,110*
LOANS AND ADVANCES TO CUSTOMERS	**76,354**	**78,583**

(15) Loans and advances to banks and customers (Continued)

Loans and advances to customers—breakdown by maturity

	2002	2001
	€ m	
Repayable on demand	11,525	9,922
With a remaining maturity of		
up to 3 months	8,941	8,977
over 3 months up to 1 year	5,110	6,684
over 1 year up to 5 years	12,847	13,809
over 5 years	37,932	39,190
LOANS AND ADVANCES TO CUSTOMERS	**76,354**	**78,583**

Leasing business
Total gross and net investment 2002

	2002	2001
	€ thsd	
Total net investment		
Up to 3 months	156,816	171,685
Up to 1 year	325,014	388,068
Up to 5 years	1,111,425	1,169,517
Over 5 years	1,587,087	1,381,150
	3,180,342	**3,110,420**
Total gross investment		
Up to 3 months	158,155	182,222
Up to 1 year	338,456	408,428
Up to 5 years	1,272,860	1,495,212
Over 5 years	2,124,311	1,602,066
	3,893,782	**3,687,928**
Unearned finance income		
Up to 3 months	1,339	10,537
Up to 1 year	13,442	20,360
Up to 5 years	161,435	325,695
Over 5 years	537,224	220,916
	713,440	**577,508**
Unguaranteed residual values	**992,652**	**975,153**

New investments in leasing business developed as follows:

	2002	2001
	€ m	
Austrian leasing business	521	533
Real estate	*268*	*256*
Equipment	*253*	*277*
International leasing business	28	97

(16) Loan loss provisions

	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	2002	2001	2002	2001	2002	2001
	€ m					
At beginning of reporting year	**71**	**48**	**3,258**	**2,808**	**3,329**	**2,856**
Adjustment not reflected in the income statement under IAS 22.19 for acquisition of BPH	—	—	50	—	—	—
Allocation	39	24	974	1,198	1,013	1,222
Release	(1)	(6)	(390)	(461)	(391)	(467)
Use	(1)	(7)	(304)	(437)	(305)	(444)
Exchange differences and other adjustments not reflected in the income statement	(14)	12	(59)	149	(74)	161
AT END OF REPORTING YEAR	**94**	**71**	**3,528**	**3,258**	**3,622**	**3,329**

For the "adjustment not reflected in the income statement under IAS 22.19", see also note 18.

In the previous year, € 96 m in provisions for contingent liabilities were reported under loan loss provisions (see also note 23).

Loan loss provisions—breakdown by region

	2002	2001
	€ m	
Austria	2,686	2,510
Abroad	936	819
Central and Eastern Europe	*931*	*809*
Other foreign countries	*5*	*10*
LOAN LOSS PROVISIONS	**3,622**	**3,329**

(17) Investments

	2002	2001
	€ m	
Held-to-maturity investments—debt securities	**7,341**	**9,217**
Available-for-sale investments	**9,880**	**7,765**
Shares in unconsolidated subsidiaries	1,234	1,040
Shares in other companies	2,378	844
Other fixed-income securities	3,132	2,431
Shares and other variable-yield securities	3,136	3,450
Securities held as short-term investments	*1,445*	*3,431*
Securities held as long-term investments	*1,691*	*19*
Investments in companies accounted for under the equity method	**325**	**400**
Investment property	**431**	**437**
INVESTMENTS	**17,976**	**17,819**

(17) Investments (Continued)

Movements in investments

	Changes resulting from foreign currency translation	Changes in group of consolidated companies	Additions	Disposals	Changes in measurement reflected in net income	Changes in measurement under IAS 39 recognised directly in equity	Total changes
				€ m			
Held-to-maturity investments—debt securities	**(268)**	**(11)**	**2,824**	**(4,410)**	**(11)**	**—**	**(1,876)**
Available-for-sale investments	**(33)**	**245**	**5,716**	**(3,569)**	**(206)**	**(37)**	**2,115**
Shares in unconsolidated subsidiaries	(34)	241	998	(933)	(78)	—	194
Shares in other companies	1	2	2,339	(647)	(124)	(37)	1,533
Other fixed-income securities	—	—	701	—	—	—	701
Shares and other variable-yield securities	—	2	1,677	(1,989)	(4)	—	(314)
Securities held as short-term investments	—	—	—	*(1,986)*	—	—	*(1,986)*
Securities held as long-term investments	—	*2*	*1,677*	*(3)*	*(4)*	—	*1,672*
Interests in companies accounted for under the equity method	**—**	**—**	**27**	**(94)**	**(8)**	**—**	**(75)**
Investment property	**4**	**—**	**53**	**(48)**	**(15)**	**—**	**(6)**
TOTAL CHANGES							**158**

Almost all of the disposals of held-to-maturity investments totalling € 4,410 m relate to redemption upon expiry.

As a result of structural changes in the equity investment portfolio, € 680 m was disposed of in conformity with IAS 39.83.

(18) Property and equipment, intangible assets

Property and equipment

	2002	2001
	€ m	
Land and buildings used for banking operations	742	555
Other land and buildings	18	240
Other property and equipment	418	512
PROPERTY AND EQUIPMENT	**1,177**	**1,308**

Intangible assets

	2002	2001
	€ m	
Goodwill	872	844
Other intangible assets	290	201
INTANGIBLE ASSETS	**1,162**	**1,045**

(18) Property and equipment, intangible assets (Continued)

Movements in property and equipment and in intangible assets

	Carrying amount 31 Dec. 2001	Adjustment under IAS 22.19	Acquisition cost 1 Jan. 2002	Accumulated depreciation and amortisation 1 Jan. 2002	Changes in group of consolidated companies	Foreign currency translation	Additions	Disposals	Depreciation and amortisation	Carrying amount 31 Dec. 2002
					€ m					
Property and equipment(1)	1,275		2,384	(1,109)	13	(49)	190	(109)	(143)	1,177
Intangible assets(1)	234		429	(195)	5	(5)	150	(10)	(84)	290
Goodwill(2)	844	17	1,037	(176)	—	(10)	115	(6)	(88)	872

(1) Reclassification of € 33 m because of change in recognition of software carried as assets

(2) A 34% interest in BPH was acquired in 2001. The fair values of acquired loans and advances were subsequently adjusted by € 50 m. As a result, in accordance with IAS 22.71, goodwill was adjusted on pro-rata basis by € 17 m, the remainder was offset against minority interests.

(19) Other assets

	2002	2001
	€ m	
Tax claims	1,168	1,113
Current taxes	*143*	*130*
Deferred taxes	*1,025*	*983*
Positive market values on derivative hedging instruments	2,470	2,184
Other assets	885	1,002
Prepaid expenses	63	209
OTHER ASSETS	**4,586**	**4,508**

Deferred taxes

	2002	2001
	€ m	
Deferred tax assets	**678**	**664**
relating to		
trading assets	88	1
loans and advances to customers incl. loan loss provisions	85	105
investments	48	110
property and equipment	6	6
other assets	161	117
amounts owed to banks and customers	13	32
provisions for pensions and severance payments and other provisions	252	287
other balance sheet items	25	6
Deferred tax assets relating to unused tax losses carried forward	**346**	**319**
DEFERRED TAXES	**1,025**	**982**

In 2002, deferred taxes amounting to € 138 m (2001: € 144 m) were recognised directly in equity. Of the total amount, € 2 m (2001: € 62 m) was credited to the available-for-sale reserve and € 136 m (2001: € 82 m) to the cash flow hedge reserve.

(20) Amounts owed to banks and customers

Amounts owed to banks—breakdown by product

	2002	2001
	€ m	
Repayable on demand	3,883	2,319
With agreed maturity dates or periods of notice		
Loans raised	10,603	9,874
Money market deposits by banks	21,028	32,495
Other amounts owed to banks	5,519	3,664
AMOUNTS OWED TO BANKS	**41,033**	**48,352**

Amounts owed to banks—breakdown by region

	2002	2001
	€ m	
Austria	13,964	12,081
Abroad	27,069	36,271
Central and Eastern Europe	*4,313*	*4,179*
Other foreign countries	*22,756*	*32,092*
AMOUNTS OWED TO BANKS	**41,033**	**48,352**

Amounts owed to banks—breakdown by maturity

	2002	2001
	€ m	
Repayable on demand	3,883	2,319
With a remaining maturity of		
up to 3 months	22,021	31,898
over 3 months up to 1 year	3,682	1,677
over 1 year up to 5 years	2,925	1,590
over 5 years	8,519	10,869
AMOUNTS OWED TO BANKS	**41,033**	**48,352**

Amounts owed to customers—breakdown by product

	2002	2001
	€ m	
Savings deposits	17,578	16,495
Other amounts owed to customers	38,983	43,467
AMOUNTS OWED TO CUSTOMERS	**56,562**	**59,962**

(20) Amounts owed to banks and customers (Continued)

Amounts owed to customers—breakdown by region

	2002	2001
	€ m	
Austria	33,829	35,307
Abroad	22,733	24,655
Central and Eastern Europe	*15,013*	*15,618*
Other foreign countries	*7,720*	*9,037*
AMOUNTS OWED TO CUSTOMERS	**56,562**	**59,962**

Amounts owed to customers—breakdown by maturity

	2002	2001
	€ m	
Repayable on demand	16,808	16,664
With a remaining maturity of		
up to 3 months	19,508	24,301
over 3 months up to 1 year	6,499	5,921
over 1 year up to 5 years	5,681	6,087
over 5 years	8,066	6,989
AMOUNTS OWED TO CUSTOMERS	**56,562**	**59,962**

(21) Liabilities evidenced by certificates

Liabilities evidenced by certificates—breakdown by product

	2002	2001
	€ m	
Debt securities issued	14,926	15,645
Mortgage bonds and local-authority bonds	*2,559*	*2,435*
Other debt securities issued	*12,367*	*13,210*
Other liabilities evidenced by certificates	5,066	7,541
LIABILITIES EVIDENCED BY CERTIFICATES	**19,992**	**23,186**

Debt securities issued are liabilities evidenced by listed securities. Other liabilities evidenced by certificates are unlisted securities issues of the Bank Austria Creditanstalt Group.

Liabilities evidenced by certificates—breakdown by maturity

	2002	2001
	€ m	
With a remaining maturity of		
up to 3 months	2,810	4,018
over 3 months up to 1 year	1,645	2,314
over 1 year up to 5 years	9,306	9,075
over 5 years	6,231	7,778
LIABILITIES EVIDENCED BY CERTIFICATES	**19,992**	**23,186**

(22) Trading liabilities

	2002	2001
	€ m	
Negative market values on derivative financial instruments		
Equity derivatives	34	94
Interest-rate and currency derivatives	10,301	7,028
Other trading liabilities	169	—
TRADING LIABILITIES	**10,504**	**7,122**

(23) Provisions

	2002	2001
	€ m	
Provisions for retirement benefits and similar obligations	2,609	2,564
Provisions for taxes	588	485
Current taxes	*78*	*61*
Deferred taxes	*510*	*424*
Provisions for restructuring costs	2	10
Provisions for contingent liabilities	100	(1)
Other provisions for impending losses	191	193
PROVISIONS	**3,490**	**3,251**

(1) In the previous year, € 96 m in provisions for contingent liabilities was reported under loan loss provisions on the assets side.

Movements in provisions for pensions and similar obligations

	2002	2001
	€ m	
Provision as at 1 January	2,564	2,423
+/− change in group of consolidated companies	(3)	24
+ transfers from other provisions	16	—
+ interest cost	154	145
+ current service cost	28	45
+ past service cost/early retirement	42	89
− pension payments in the reporting year	(190)	(162)
PROVISION AS AT 31 DECEMBER	**2,609**	**2,564**

Deferred tax liabilities

	2002	2001
	€ m	
Relating to:		
loan loss provisions for loans and advances to banks and customers	22	19
trading assets	125	39
property and equipment	38	43
investments	296	294
other assets	18	9
amounts owed to banks and customers	7	9
liabilities evidenced by certificates	3	4
other balance sheet items	1	7
DEFERRED TAX LIABILITIES	**510**	**424**

(24) Other liabilities

	2002	2001
	€ m	
Negative market values on derivative hedging instruments	3,082	1,871
Other amounts payable	1,478	2,382
Deferred income	112	167
OTHER LIABILITIES	**4,673**	**4,420**

(25) Subordinated capital

	2002	2001
	€ m	
Subordinated liabilities	5,207	5,794
Supplementary capital	1,247	1,438
SUBORDINATED CAPITAL	**6,455**	**7,232**

Subordinated capital—breakdown by maturity

	2002	2001
	€ m	
With a remaining maturity of		
up to 3 months	—	85
over 3 months up to 1 year	635	355
over 1 year up to 5 years	554	1,287
over 5 years	5,266	5,506
SUBORDINATED CAPITAL	**6,455**	**7,232**

(26) Shareholders' equity

The Bank Austria shares acquired to service a convertible bond issued by Bank Austria were converted into HVB shares when Bank Austria was acquired by HVB. In 2002, these HVB shares were for the first time deducted from shareholders' equity as shares in a controlling company.

Additional IAS disclosures

(27) Fair values

The following table shows the fair values of balance sheet items and related off-balance sheet transactions. Loans and advances to, and placements with, banks as well as loans and advances to customers are stated after deduction of loan loss provisions. The fair values indicated in the table are the amounts for which the financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. To the extent that market prices were available from exchanges or other efficient markets, these were stated as fair values. For the other financial instruments, internal valuation models were used, in particular the present value method. For fixed-rate loans and advances to, and amounts owed to, banks and customers with a remaining maturity of, or regular interest rate adjustment within, less than one year, amortised cost was stated as fair value. Investments in listed companies are included in the fair value of investments at their market values as at the balance sheet date. For investments in unlisted companies, amortised cost was stated as fair value.

(27) Fair values (Continued)

Fair values

	2002		2001		Difference between fair value and carrying amount in 2002	Difference between fair value and carrying amount in 2001
	Fair value	Carrying amount	Fair value	Carrying amount		
				€ m		
Loans and advances to, and placements with, banks	29,626	29,464	42,706	42,554	+162	+152
Loans and advances to customers	73,776	72,825	75,694	75,327	+951	+367
Investments	18,249	17,976	17,940	17,832	+273	+108
					+1,386	**+627**
Amounts owed to banks	41,196	41,033	47,611	47,677	+163	−66
Amounts owed to customers	56,761	56,562	59,992	59,962	+199	+30
Liabilities evidenced by certificates	20,085	19,992	23,850	23,902	+93	−52
Subordinated capital	6,564	6,455	7,332	7,232	+109	+99
					+564	**+12**
BALANCE					**+822**	**+ 615**

fair value higher than carrying amount (+)

fair value lower than carrying amount (−)

(28) Related party disclosures

a) Information on members of the Managing Board, the Supervisory Board and the Employees' Council of Bank Austria Creditanstalt AG

Expenses for severance payments and pensions

Expenses for severance payments and pensions are included in the items "Wages and salaries", "Expenses for retirement benefits and other benefits", "Allocation to the pension provision" and "Release of the provision for severance payments". In the reporting year, allocations and payments for members of the Managing Board, senior executives and their surviving dependants totalled € 11.6 m; allocations and payments for other employees and their surviving dependants amounted to € 347.4 m.

In addition, contributions to pension funds for active Managing Board members amounted to € 0.4 m and for former Managing Board members € 4.5 m.

Emoluments of members of Bank Austria Creditanstalt AG's Managing Board and Supervisory Board

The emoluments of the Managing Board members active in the 2002 business year—excluding payments into pension funds—totalled € 7.7 m (2001: € 6.8 m). Emoluments for activities on behalf of subsidiaries amounted to € 0.03 m (2001: € 0.1 m).

Payments to former members of the Managing Board and their surviving dependants—excluding payments into pension funds—totalled € 9.5 m (2001: € 9.2m). Emoluments for activities on behalf of subsidiaries amounted to € 0.5 m (2001: € 0.06 m).

The emoluments of members of the Supervisory Board active in the 2002 business year totalled € 0.3 m (2001: € 0.6 m) for Bank Austria AG and € 0.01 m (2001: € 0.01 m) for the two credit associations. In 2001 and 2002, no emoluments were paid for activities on behalf of subsidiaries.

Loans and advances to members of the Managing Board and of the Supervisory Board of Bank Austria Creditanstalt AG

Advances granted to members of the Managing Board amounted to € 0.1 m (2001: € 0.03 m). Loans to members of the Supervisory Board amounted to € 0.7 m (2001: € 1.2 m). Repayments during the business year totalled € 0.1 m (2001: € 0.03 m).

(28) Related party disclosures (Continued)

Loans to the Supervisory Board include those made to members of the Employee's Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans is the rate charged to employees of Bank Austria Creditanstalt.

b) Relationships with the parent company, unconsolidated subsidiaries and other companies in which an equity interest is held

Bayerische Hypo- und Vereinsbank AG, Munich (HVB)

HVB holds 99.99% of the shares in Bank Austria Creditanstalt AG. Pursuant to the "Bank of the Regions" agreement, Bank Austria Creditanstalt has been entrusted with managing the business operations of the HVB Group in Austria and the countries of Central and Eastern Europe (excluding the Baltic states, Ukraine and Russia). HVB is responsible for business units in the rest of the world. Gerhard Randa, Chairman of the Managing Board of Bank Austria Creditanstalt, is also a member of the Board of Managing Directors of HVB.

The following table shows the amounts of Bank Austria Creditanstalt's loans and advances to, and amounts owed to, the parent company, unconsolidated subsidiaries and other companies in which Bank Austria Creditanstalt holds an equity interest. Business relations with these companies are maintained on terms and conditions in line with banking practice.

Loans and advances to subsidiaries and other companies in which an equity interest is held

	Subsidiaries		Other equity interests	
	31 Dec. 2002	31 Dec. 2001	31 Dec. 2002	31 Dec. 2001
	€ m			
Loans and advances to, and placements with, banks	344	331	2,410	2,973
Loans and advances to customers	1,067	1,452	1,673	1,622
Loan loss provisions	—	—	—	—
Trading assets	21	486	371	42
Investments	107	498	245	148
LOANS AND ADVANCES	**1,539**	**2,767**	**4,699**	**4,785**

Amounts owed to subsidiaries and other companies in which an equity interest is held

	Subsidiaries		Other equity interests	
	31 Dec. 2002	31 Dec. 2001	31 Dec. 2002	31 Dec. 2001
	€ m			
Amounts owed to banks	256	18	10,645	11,162
Amounts owed to customers	158	204	444	410
Liabilities evidenced by certificates	—	—	—	80
Subordinated capital	—	—	—	7
AMOUNTS OWED	**414**	**222**	**11,089**	**11,659**

c) Other information on related party relationships

Privatstiftung zur Verwaltung von Anteilsrechten (the "Private Foundation"; until 18 April 2001, "Anteilsverwaltung-Zentralsparkasse")

The Private Foundation is a contracting party to the Bank of the Regions agreement and holds (via a German company controlled through a subsidiary) 5.13% of the shares in HVB.

In 2002, an (indirect) minority interest in a subsidiary of the Private Foundation was exchanged for profit-sharing rights in another subsidiary of the Private Foundation (with no effect on income). The carrying amount of these profit-sharing rights totals € 476 m.

(28) Related party disclosures (Continued)

In the reporting year, a minority interest in VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna, with a proportionate book value of € 2.1 m, and the equity interest in Osterreichische Verkehrsbüro Aktiengesellschaft, Vienna, with a book value of € 94.3 m, were sold to another company controlled by this Private Foundation. These two transactions resulted in a profit of € 75.9 m.

The board of trustees of the Private Foundation has 14 members, three of whom are members of the Managing Board of Bank Austria Creditanstalt AG.

B & C Privatstiftung

The board of trustees of this foundation has three members, one of whom is a member of the Managing Board of Bank Austria Creditanstalt AG.

The carrying amount of a profit-sharing right in a subsidiary of this foundation is € 863.4 m.

Immobilien Privatstiftung

The board of trustees of this foundation has three members, one of whom is a member of the Managing Board of Bank Austria Creditanstalt AG.

The carrying amount of a profit-sharing right in a subsidiary of this foundation is € 420.6 m. In the reporting year, income from this profit-sharing right was € 21.9 m.

Municipality of Vienna

The Municipality of Vienna has provided a deficiency guarantee for all outstanding liabilities of Bank Austria AG which were entered into by 31 December 2001.

(29) Segment reporting

The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2002. The corporate divisions are presented like independent units with their own capital resources and are responsible for their own results.

The definition of business segments is primarily based on service responsibility for customers.

The internal reporting structure in the Bank Austria Creditanstalt Group comprises the following business segments:

Domestic Private Customers and Professionals

Responsibility for Domestic Private Customers and Professionals covers the retail banking activities of Bank Austria Creditanstalt AG, Schoellerbank AG, BANK*PRIVAT* and the credit card business.

Domestic Corporate Customers

Domestic Corporate Customers essentially includes the corporate banking activities of Bank Austria Creditanstalt AG as well as the leasing business of the Bank Austria Creditanstalt Group.

Domestic Real Estate Finance and Real Estate Customers

Domestic Real Estate Finance and Real Estate Customers comprises the activities of Bank Austria Creditanstalt and of Bank Austria Creditanstalt Wohnbaubank AG in the area of large-volume real estate financing in Austria (business with non-profit and commercial housing construction companies, real estate developers).

(29) Segment reporting (Continued)

International Markets—Domestic Operations

International Markets—Domestic Operations essentially comprises the treasury activities of the Bank Austria Creditanstalt Group's domestic operations.

CEE

CEE includes the commercial banking units of the Bank Austria Creditanstalt Group in Central and Eastern Europe.

Asset Management

Asset Management comprises the Bank Austria Creditanstalt Group's asset management activities.

Other items/reclassifications

Other items/reclassifications cover equity interests that are not attributed to a business segment. Also included are inter-segment eliminations and other items which cannot be attributed to the individual business segments.

Methods

Net interest income is split up according to the market interest rate method. Costs are allocated to the individual business segments from which they arise.

Amortisation on goodwill arising on acquisitions is also attributed to the individual business segments.

Capital allocation is based on Austrian supervisory guidelines. Capital allocated to the business segments amounts to 6.2% (2001: 5.4%) of the risk positions (credit and market risk equivalent).

An interest rate which represents the long-term average return on risk-free investments in the capital market, as determined by empirical surveys, is applied to allocated capital on a uniform Group-wide basis, and the notional income from investment of capital is included in net interest income.

(29) Segment reporting (Continued)

The result of each segment is measured by the net income before taxes earned by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments.

		Domestic Private Customers and Professionals	Domestic Corporate Customers	Domestic Real Estate Finance and Real Estate Customers	CEE	International Markets	Asset Management	Other items/ reclassifications	BA-CA Group
					€ m				
Net interest income	2002	775	629	97	639	128	(5)	44	2,307
	2001	825	698	94	758	174	7	116	2,673
Losses on loans and advances	2002	(97)	(292)	(26)	(101)	(7)	—	(14)	(537)
	2001	(89)	(444)	(50)	(119)	—	—	(1)	(703)
Net fee and commission income	2002	435	265	10	328	8	26	5	1,076
	2001	446	279	9	269	29	27	1	1,061
Net trading result	2002	—	3	—	29	132	61	6	231
	2001	2	1	—	101	74	66	16	261
General administrative expenses	2002	999	435	32	725	104	39	170	2,503
	2001	1,101	490	27	779	146	53	177	2,773
Balance of other operating income and expenses	2002	17	8	—	(6)	(3)	1	(20)	(1)
	2001	29	14	—	(15)	5	—	2	34
Operating profit	**2002**	**132**	**178**	**49**	**165**	**154**	**45**	**(150)**	**572**
	2001	**113**	**58**	**26**	**215**	**137**	**47**	**(43)**	**552**
Net income from investments	2002	5	33	(4)	23	(2)	(7)	(21)	28
	2001	6	4	—	(17)	36	(13)	171	187
Balance of other income and expenses	2002	—	—	—	(1)	—	—	(6)	(8)
	2001	—	(2)	—	(2)	(1)	—	(5)	(10)
Amortisation of goodwill	2002	6	4	—	44	27	3	4	88
	2001	2	1	—	35	8	—	28	74
Profit from ordinary activities/Net income before taxes	**2002**	**131**	**207**	**45**	**142**	**125**	**35**	**(181)**	**504**
	2001	**116**	**59**	**26**	**162**	**165**	**34**	**94**	**655**
Credit and market risk equivalent (average)	2002	11,401	27,546	5,334	13,397	4,200	1,686	8,138	71,702
	2001	11,122	28,581	5,362	12,430	4,241	1,936	10,570	74,241
Equity allocated (average)	2002	707	1,708	331	831	260	105	800	4,742
	2001	598	1,503	333	671	229	105	1,307	4,745
Return on equity before taxes in %	*2002*	*18.5%*	*12.1%*	*13.6%*	*17.1%*	*48.2%*	*33.6%*		*10.6%*
	2001	*19.4%*	*3.9%*	*7.8%*	*24.1%*	*71.8%*	*32.6%*		*13.8%*
Cost/income ratio in %	*2002*	*81.3%*	*48.0%*	*30.1%*	*73.2%*	*39.4%*	*46.5%*		*69.3%*
	2001	*84.5%*	*49.4%*	*26.4%*	*70.0%*	*51.6%*	*53.3%*		*68.8%*

(29) Segment reporting (Continued)

Breakdown of income by region

	Austria		Central and Eastern Europe		Other regions		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
	€ m							
Net interest income	1,553	1,774	725	839	28	60	2,307	2,672
Losses on loans and advances	(430)	(577)	(101)	(122)	(6)	(4)	(537)	(703)
Net interest income after losses on loans and advances	1,122	1,196	625	717	23	56	1,770	1,969
Net fee and commission income	767	780	328	302	(19)	(22)	1,076	1,061
Net trading result	140	82	29	108	61	70	231	261

(30) Assets on which interest is not being accrued

	2002	2001
	€ m	
Non-accrual assets within loans and advances to, and placements with, banks	172	96
Non-accrual assets within loans and advances to customers	2,488	2,980
ASSETS PUT ON A NON-ACCRUAL STATUS	**2,659**	**3,076**

Within Bank Austria Creditanstalt, assets are put on a non-accrual status if interest-earning assets are not expected to produce interest income inflows in the subsequent period. A loan loss provision is made for such assets on a percentage basis.

(31) Assets pledged as security

As at 31 December 2002, assets pledged by Bank Austria Creditanstalt totalled € 12,965.1 m (as at 1 January 2002: € 17,940.7 m).

(32) Subordinated assets

	2002	2001
	€ m	
Loans and advances to, and placements with, banks	1,100	1,533
Loans and advances to customers	711	421
Trading assets	126	34
Bonds and other fixed-income securities	182	327

(33) Assets and liabilities in foreign currency

	2002 Assets	2002 Liabilities	2001 Assets	2001 Liabilities
	€ m			
US dollar	14,616	21,522	23,480	28,300
Yen	5,138	4,886	6,030	4,797
Swiss franc	11,261	2,771	12,461	3,665
Other	20,162	20,555	21,497	21,414
TOTAL—FOREIGN CURRENCIES	**51,177**	**49,735**	**63,468**	**58,176**

(34) Trust assets and trust liabilities

As part of its business activities, Bank Austria Creditanstalt also manages trust assets and trust liabilities (as at the balance sheet date: € 1,392 m; 2001: € 2,066 m) which are not recognised as assets and liabilities.

	2002	2001
	€ m	
Loans and advances to, and placements with, banks	33	46
Loans and advances to customers	1,117	1,831
Debt securities	14	5
Shares	51	5
Equity interests	33	31
Property and equipment	141	144
Other assets	4	4
TRUST ASSETS	**1,392**	**2,066**
Amounts owed to banks	270	369
Amounts owed to customers	654	1,232
Liabilities evidenced by certificates	326	329
Other liabilities	143	136
TRUST LIABILITIES	**1,392**	**2,066**

(35) Repurchase agreements

Under repurchase agreements, assets were sold to third parties with a commitment to repurchase the financial instruments at a price specified when the assets were sold. At the balance sheet date, the total amount of repurchase agreements was € 1,584 m (2001: € 1,652 m). In those cases where Bank Austria Creditanstalt is the transferor, the relevent assets continue to be recognised in its balance sheet. In those cases where Bank Austria Creditanstalt is the transferee, the bank does not recognise the assets in its balance sheet, but only cash transactions.

(36) Contingent liabilities and commitments

	2002	2001
	€ m	
Guarantees	12,341	11,753
Acceptances and endorsements	27	26
CONTINGENT LIABILITIES	**12,368**	**11,779**
Liabilities arising from sales with an option to repurchase	503	1,383
Other commitments	8,206	7,086
COMMITMENTS	**8,710**	**8,469**

(37) List of selected subsidiaries and other equity interests/group of consolidated companies

Companies controlled by Bank Austria Creditanstalt

Name and domicile of company	Ownership interest in %	Method of accounting for the interest
Asset Management GmbH, Vienna	100.00	c
BA/CA Asset Finance Limited, Glasgow	96.29	c
BA-CA Private Equity GmbH, Vienna	100.00	
Bank Austria Creditanstalt Finanzservice GmbH, Vienna	100.00	
BACA Export Finance Limited, London	100.00	c
Bank Austria Cayman Islands Ltd., Georgetown, Cayman Islands	100.00	c
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	99.98	c
Bank Austria Creditanstalt Leasing GmbH, Vienna	99.98	c
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.00	c
Bank Austria Creditanstalt Treuhand GmbH, Vienna	75.00	c
Bank Przemyslowo-Handlowy PBK S.A., Kraków	52.08	c
BANKPRIVAT AG, Vienna	100.00	c
CA Betriebsobjekte AG, Vienna	100.00	c
CABET-Holding-Aktiengesellschaft, Vienna	100.00	c
CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna	100.00	c
Commercial Bank Biochim AD, Sofia	99.68	(c from 1 Jan. 2003)
DOMUS FACILITY MANAGEMENT GmbH, Vienna	100.00	c
Gornoslaski Bank Gospodarczy—Spólka Akcyjna, Katowice	69.02	c
Hypo Vereinsbank Bank Hipoteczny S.A., Warsaw	100.00	c
HVB Bank Croatia d.d., Zagreb	80.02	c
HVB Bank Czech Republic a.s., Prague	100.00	c
HVB Bank Hungary Rt., Budapest	100.00	c
HVB Bank Romania S.A., Bucharest	100.00	c
HVB Bank Slovakia a.s., Bratislava	100.00	c
HVB Bank Yugoslavia A.D., Belgrade	99.00	
"HVB-Banka Bosna i Hercegovina" d.d., Sarajevo	100.00	
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	99.00	c
Mezzanin Finanzierungs AG, Vienna	80.00	
Schoellerbank Aktiengesellschaft, Vienna	100.00	c
Splitska Banka d.d., Split	90.08	c
VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna	50.10	c
WAVE Solutions Information Technology GmbH, Vienna	100.00	c

(37) List of selected subsidiaries and other equity interests/group of consolidated companies (Continued)

Companies in which Bank Austria Creditanstalt can exercise significant influence

Name and domicile of company	Ownership interest in %	Method of accounting for the interest
Adria Bank Aktiengesellschaft, Vienna	25.50	e
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	27.08	e
CA Versicherung AG, Vienna	30.10	e
EK Mittelstandsfinanzierungs AG, Vienna	24.02	
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	23.95	
Investkredit Bank AG, Vienna	26.74	e
M.A.I.L. Finanzberatung GmbH, Vienna	49.00	
NOTARTREUHANDBANK AG, Vienna	25.00	
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	49.15	e
UBF Mittelstandsfinanzierungs AG, Vienna	24.10	
Union Versicherungs-Aktiengesellschaft, Vienna	33.33	e
Wienerberger AG, Vienna	31.88	
WED Holding Gesellschaft m.b.H., Vienna	48.06	

Note:

The ownership interest is the Bank Austria Creditanstalt Group's ownership interest in the equity of the company.

For the purpose of calculating the ownership interest in a target company, shares held by consolidated companies and by other subsidiaries are added up. In this connection, the ownership interest in subsidiaries holding shares in the target company is not taken into account.

Method of accounting for the interest:

c = consolidated,

e = accounted for using the equity method

Risk Report

(38) Global risk management

Bank Austria Creditanstalt identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group and works closely with the risk control and risk management units of HypoVereinsbank.

Bank Austria Creditanstalt divides the monitoring and controlling processes associated with risk controlling and risk management into the following categories:

- market risk
- credit risk
- liquidity risk
- operational risk
- business risk
- risks arising from the bank's own real estate portfolio
- risks arising from the bank's equity interests

The Managing Board determines the risk policy and approves the principles of risk controlling and risk management, the establishment of limits for all relevant risks, and the risk control procedures.

(38) Global risk management (Continued)

In performing these tasks, the Managing Board is supported by specific committees and independent risk controlling and risk management units.

MARALCO is responsible for the management of balance-sheet structure positions and controls market risk arising from the trading books. This committee also establishes the framework and limits for banking subsidiaries. Credit risk is assessed by the credit committee and by the country risk committee. The task of the Sales ALM unit, which is responsible for asset/liability management, is to coordinate risk control between sales units and overall bank management.

The "Market Risk Management and ALCO Support", "Profit Measurement—Trading", "Credit Risk Methods and Instruments" and "Operational and Group Risk" departments are in charge of developing and implementing the methods of risk measurement; further improving and refining the measurement and control instruments; complying with the relevant minimum requirements applicable to trading activities; developing and maintaining manuals; as well as reporting on the Bank Austria Creditanstalt Group's risk profile in an independent and neutral manner.

Credit risk is managed for the Bank Austria Creditanstalt Group as a whole, and across all types of products and customer groups, by the Managing Board member responsible for risk management.

The Bank Austria Creditanstalt Group applies the principle of dual management and control. Under this principle, for pricing purposes in customer business (micro control), both the minimum Tier 1 capital required pursuant to the Austrian Banking Act and economic capital are expected to yield a specific return (to cover unexpected loss). Beyond compliance with the regulatory capital rules pursuant to the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way. With the exception of liquidity risk, economic capital is calculated using uniform value-at-risk methods across all types of risk. For this purpose, unexpected losses over a period of one year are calculated with a confidence level of 99%.

The Bank Austria Creditanstalt Group is included in the risk monitoring and risk management system of the entire HVB Group, and comprehensive and consolidated HVB risk figures are calculated, periodically. This ensures uniform risk management across the entire HVB Group.

Market risks on trading activities

At Bank Austria, market risk management encompasses the recognition, measurement, monitoring and management of all market risks resulting from the banking business. The processes and methods used for measuring risk, defining and reviewing limits as well as trading activities have been summarised in a market risk management manual.

The method of measuring market risk is based on the value-at-risk (VaR) method and was introduced throughout Bank Austria Creditanstalt on a Group-wide basis. Value at risk represents the maximum loss which might arise from a trading book and is determined by statistically expected changes in market parameters for a specific holding period at a specified level of probability.

Bank Austria Creditanstalt uses a self-developed internal model and takes a variance-covariance approach. The NORISK model has been used for risk management and supervisory purposes within Bank Austria Creditanstalt since the beginning of 1998. The model is further refined and regularly adjusted to developments in financial markets and to risk management needs. It is a comprehensive analysis tool providing risk management and trading units with information on positioning, risk structure and the results of scenario calculations on a timely and Group-wide basis. The model is operated and further developed in Vienna on a Group-wide basis and is also applied locally at the sub-group's major foreign units. Daily risk measurement is based on 2.33 standard deviations and a one-day holding period. Using this method, possible losses arising from the trading books are no larger, with a probability of 99%, than the amount of value at risk.

(38) Global risk management (Continued)

As at 31 December 2002, value at risk for the trading books was as follows:

	Bank Austria Creditanstalt AG	Bank Austria Creditanstalt Group
	€ m	
Exchange rate risk	1.9	2.0
Equity position risk	0.9	0.9
Interest rate position risk	4.8	5.2

The model of risk measurement has additionally been used for the purpose of determining the capital resources required to be held pursuant to the Austrian Banking Act (implementation of the Capital Adequacy Directive). Under this model, value at risk has also been calculated for a two-week holding period. This calculation takes into account the quantitative standards required by law and by the Austrian Federal Ministry of Finance (one-sided confidence level of 99%, multiplier 3, average for the past 60 business days, add-on in the amount of the specific position risk). The multiplier of 3 was confirmed by the Austrian National Bank in an expert opinion issued pursuant to Section 26b of the Austrian Banking Act.

Within Bank Austria Creditanstalt, the reliability and accuracy of the internal model is monitored by daily back-testing comparing the value-at-risk amounts with the actually observed fluctuations in market parameters and in the total value of the trading books. The results of back-testing have so far continued to confirm the accuracy and reliability of the model.

During the 2002 financial year, back-testing revealed no excess, which means that the model continues to be within the green zone under the Austrian Banking Act and the Basel regulatory guidelines.

Value at risk (1 day) and back-testing results


25
20
15
10
5
0
-5
-10
-15
-20
-25
02.01
15.01
28.01
08.02
21.02
06.03
19.03
02.04
15.04
26.04
13.05
27.05
10.06
21.06
04.07
17.07
30.07
12.08
26.08
06.09
19.09
02.10
15.10
28.10
11.11
22.11
05.12
18.12
Result
1-day VAR

Value-at-risk calculations in the trading sector are complemented by various stress scenarios to identify the potential effects on the Group's earnings of stressful market conditions. The assumptions made under such stress scenarios include extreme movements in prices or rates and a dramatic deterioration in market liquidity. In the interest rate sector, tests are carried out to simulate a straightforward parallel shift, a turnaround in the yield curve, and a strong long-term increase in money market rates.

The results of the current stress tests are an essential factor taken into account in determining market risk limits within Bank Austria Creditanstalt.

(38) Global risk management (Continued)

Market risks and asset/liability management (banking book)

Bank Austria Creditanstalt uses a separate procedure to evaluate market risks resulting from the general structure of the balance sheet, from the decisions of the market risk and asset/liability management committee (MARALCO) and from the positions of the "Asset/Liability Management" department. MARALCO ensures the management of balance-sheet structure positions through money market and capital market transactions. Splitting net interest income into a terms-related contribution allocated to the business divisions and a contribution from maturity transformation reflecting the results of interest rate risk creates the basic conditions for uniform centralised management of all market risks by MARALCO. Bank Austria Creditanstalt's profit centres are released from any market risk through a matched funds transfer pricing system applied throughout the Group.

In the same way as for the calculation of VaR in the trading book, the value-at-risk method is also used for measuring market risk in the banking book.

Given the special significance and complexity of domestic customer business, the VaR calculation is complemented by a regular analysis of net interest income. The analysis is based on simulations providing indications of net interest income volatility. In addition to the business volume as at the reporting date, the factors taken into account for simulation purposes include assumptions regarding new business, demand behaviour (interest rate elasticity) and general developments affecting margins in major market segments. The simulation is based on a stochastic model of the yield curve and enables the bank to identify risks at an early stage and take appropriate measures. Thus Bank Austria Creditanstalt is very well prepared to meet the requirements arising from the proposed new capital adequacy framework with regard to interest rate risk in the banking book.

A comprehensive analysis of the Group's interest rate risk as at 31 December 2002 showed the following interest rate sensitivities (effects of an interest rate increase of one basis point (0.01%) on the market values of interest-bearing assets and liabilities).

		Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	5 years to 30 years	Total
				€			
Euro	Trading portfolio	(33,337)	(4,392)	(369,310)	(41,882)	(39,882)	(488,803)
Euro	Other positions	32,037	(211,620)	1,220	701,384	(1,439,287)	(916,260)
US dollar	Trading portfolio	(1,619)	18,418	47,383	(56,127)	(12,978)	(4,923)
US dollar	Other positions	(8,969)	(68,379)	267,486	57,954	62,474	310,566
Swiss franc	Trading portfolio	3,547	(2,859)	15,296	4,585	(20,520)	49
Swiss franc	Other positions	35,878	(38,083)	(190,276)	(1,074)	(20,320)	(213,875)
Pound sterling	Trading portfolio	(1,589)	(539)	(27,096)	(4,574)	(94)	(33,892)
Pound sterling	Other positions	6,058	(11,700)	(7,474)	77,679	(339)	64,224
Yen	Trading portfolio	(364)	3,256	(41,048)	89,692	(76,587)	(25,051)
Yen	Other positions	5,319	(1,632)	(37,602)	13,129	75,122	54,336
Polish zloty	Trading portfolio	(1,277)	(11,199)	37,383	(108,095)	14,961	(68,227)
Polish zloty	Other positions	110	336	(87,809)	(61,035)	(1,049)	(149,447)
Czech crown	Trading portfolio	186	(4,852)	14,003	13,746	13,141	36,224
Czech crown	Other positions	1,570	(2,571)	(14,759)	(75,023)	159,662	68,879
Hungarian forint	Trading portfolio	(1,930)	4,825	(20,538)	(24,445)	(24,204)	(66,292)
Hungarian forint	Other positions	(704)	(4,892)	(2,110)	(9,053)	(12)	(16,771)
Slovak crown	Trading portfolio	(453)	206	(3,836)	12,051	21,764	29,732
Slovak crown	Other positions	114	(822)	(3,456)	(20,554)	(15,373)	(40,091)
Other	Trading portfolio	(129)	(1,258)	12,420	4,033	(2,577)	12,489
Other	Other positions	(1,652)	(1,457)	(15,827)	1,231	347	(17,358)

"Other positions" involve interest rate risk arising from customer business (lending and deposits) and from the banking and investment books.

(38) Global risk management (Continued)

Credit/counterparty risk

In 2002, the operating environment for lending business was marked by three main topics:

- intensive preparations for the new capital adequacy framework (New Basel Capital Accord)
- cooperation of Bank Austria Creditanstalt with the HVB Group
- merger of Bank Austria and Creditanstalt

These topics were also reflected in organisational arrangements and basic rules for the lending business.

The units serving customers regularly review loan exposures for their risk content and submit them to the credit risk management unit for approval.

In each case, new transactions are approved, and existing exposures involving credit risk are reviewed, in line with the two-signatures principle; as a rule, the second person involved is a credit risk management officer. Primary responsibility for risk, i.e. the primary assessment of credit risk, rests with the unit serving customers. Secondary responsibility for risk rests with a risk management unit which is separate from the units serving customers; secondary responsibility for risk comprises mainly the secondary assessment of credit risk and approval of credit applications.

As the rules were regularly reviewed in the light of the banks internal "risk assessment" experience, credit approval authority rules were redefined. Credit approval authority is exclusively granted to experienced credit risk managers.

To pay more attention to the industry aspect of lending decisions, central credit departments were replaced by Senior Risk Manager teams who are responsible for specific sectors.

The Credit Committee is an efficient group enabling quick individual lending decisions. At the same time, at Supervisory Board level, individual lending decisions have been transferred to the Supervisory Board's credit committee and loan portfolio reports have been expanded in order to enable the Supervisory Board to concentrate on strategic considerations.

Special attention is also given to reviewing and managing bad and doubtful debt. As soon as early warning signals appear, bad and doubtful debt is dealt with by specially trained staff. In this context, special accounts managers have specific authority to deal with problem cases. An exposure is classified as bad or doubtful if, in view of the borrower's financial position and of the security provided, a loss of principal and/or interest may be expected.

The integration project of HVB and Bank Austria Creditanstalt is also reflected in the basic rules for lending business. In line with HVB standards, general lending principles are now based on the organisational structure of the corporate divisions (Corporate Customers, Multinational Corporates and Real Estate Finance, Private Customers and Professionals, Real Estate Customers, etc.).

Process changes prepared as part of the merger project of Bank Austria and Creditanstalt have also been incorporated in the general rules.

In the area of credit/counterparty risk, Bank Austria Creditanstalt has made an essential step towards meeting its objective of managing the Group's credit portfolio on the basis of risk-adjusted return. The approach to credit risk control has been further developed and considerably refined at the individual-loan and portfolio levels. In particular, this includes the implementation of the management parameters ("expected loss" and "unexpected loss") in the new contribution margin calculation system for individual customers and individual transactions in the lending business. This management instrument has been adjusted to the HVB Group standards.

In December 2002, the first securitisation of domestic loans of an Austrian bank was successfully completed. This transaction, referred to as "PROMISE Austria-2002 Plc", transferred the credit risk associated with 2,334 individual loans totalling € 1,007.45 m to the capital market via a synthetic asset-backed structure (CLO—collateralised loan obligation). The reference pool comprises loans to Austrian

(38) Global risk management (Continued)

small and medium-sized companies and is widely diversified in terms of industries, individual borrowers and rating classes.

This provided institutional investors with the opportunity for the first time to invest in corporate risk of Austrian medium-sized businesses, a sector that looks more robust compared with its European competitors, despite the currently sluggish overall economic trends.

Within the framework of the Group-wide portfolio and balance sheet management of the HVB Group, this transaction reduced risk-weighted assets by some € 800 million, with a corresponding reduction of the regulatory capital requirement. Further securitisation transactions are planned for 2003.

Credit/counterparty risk is defined as the probability of incurring a financial loss resulting from a borrower's/counterparty's inability to meet its obligations. This comprises counterparty risk, international transfer risk and settlement risk.

Credit/counterparty risk is analysed for the classic banking products—such as loans and commitments to lend—and for products in the trading book as well as derivative financial instruments. Bank Austria Creditanstalt gives special attention to risks on (OTC) derivatives contracts with a view to limiting the future potential default risk on such contracts.

In line with the risk-oriented management system of Bank Austria Creditanstalt, credit transactions are analysed with a two-dimensional risk approach: on the one hand, the expected loss resulting from an event of default is calculated; on the other hand, unexpected loss is determined by means of economic capital on an individual-loan basis, taking account of portfolio effects. Expected loss is the average annual loss rate, based on historical empirical data, resulting from events of default. It is calculated by multiplying the loss probability by the credit equivalent and the loss rate. Unexpected loss is a measure of the annual fluctuations of actual loan losses around expected loss. In the management system, the loss expected in the lending business is reflected in standard risk costs, while unexpected loss is taken account of through the allocation of economic capital. Starting from the first quarter of 2002, expected loss and unexpected loss (economic capital for credit/counterparty risk) in domestic business with corporate and retail customers are allocated at individual customer level. In this way, lending business is increasingly managed on the basis of risk/return considerations.

Refined rating instruments calibrated by default probability have been designed and implemented to support this control system and to optimise risk assessment.

Activities in this area focused on monitoring the rating system for corporate customers in Austria, implementing a model for small and medium-sized businesses and independent professionals, developing an instrument for financial institutions, and validating the models. These rating models provide a basis for quantifying loan default risk in the form of loss probabilities.

In line with these rating models, credit analysis is based on both quantitative criteria, such as financial statements, and qualitative factors taking into account the possible future development of a company. If the borrower is a member of a group, the group will also be analysed.

The rating scales applied by HVB and the Bank Austria Creditanstalt Group have been standardised. This common master scale, which is being introduced throughout the entire Group, covers both "living" customers and customers in default.

The scale can be translated into external rating scales. An empirical loss probability has been determined for each rating category of this scale, exclusively based on the customers creditworthiness. Security is only taken into account in determining the expected loss. This means that there is a strict separation between the evaluation of creditworthiness and security.

A quantitative model to determine credit risk for the Group's entire portfolio has been implemented in Bank Austria Creditanstalt. This credit portfolio model is used to identify and, if necessary, reduce risk concentrations as well as measuring correlations within the portfolio with a view to diversifying risk. In addition, economic capital can also be calculated by using this model. This will supplement the allocation of regulatory capital with a capital allocation method based on risk-adjusted return. The results

(38) Global risk management (Continued)

of this calculation are now also used for contribution margin calculations and for a newly developed risk-adjusted pricing system.

At the same time, through this work on refining and further developing the methods of credit risk management, Bank Austria Creditanstalt is preparing for possible changes in banking supervision guidelines, which are currently under consideration with a view to more precisely differentiating between capital requirements for different credit risks and recognising internal rating systems for supervisory purposes (New Basel Capital Accord).

Bank Austria Creditanstalt has made a detailed analysis of the proposed new capital adequacy framework and identified the most important points on which action is required. A separate project ("Basel 2") focusing on the New Basel Capital Accord has been started to implement these measures.

(39) Operational risk

In 2002, activities in the area of operational risk controlling concentrated on preparations and analyses for a "Basel 2" project across the Bank Austria Creditanstalt Group. Bank Austria Creditanstalt will implement the requirements resulting from the New Basel Capital Accord in the area of operational risk through four projects: collection of loss data, risk/control self-assessments, early warning indicators, and quantification/value-at-risk. It is planned to use a standardised approach with a step-by-step transition to an advanced measurement approach (AMA). This multi-stage plan is advisable as there are still uncertainties regarding the exact measurement calibration and the final implementation requirements in quantitative and qualitative respects.

Another focus was the participation in the Quantitative Impact Study—QIS 3 (collection of loss data for 2001, comparisons of basic indicator, standardised and AMA approaches as well as an analysis of insurance solutions).

In line with the planned rules of the New Basel Capital Accord, operational risk is defined as the risk of unexpected losses due to human error, flawed management processes, natural and other disasters, technological failures, and changes in the external environment (event risk). For example, in the future, IT system failures, damage to property, processing errors or fraud should be subject to accurate and consolidated risk measurement and management, on which the calculation of risk capital will be based.

Efforts focused on further expanding the Intranet application developed internally and used within Bank Austria Creditanstalt AG for loss data collection (inFORM system—Intranet framework for operational risk management) into a central risk controlling solution for operational risk in Austria and CEE. Plans for a company-wide reporting system and the definition of key risk indicators are to be seen in this connection. The basic idea is to develop the Intranet solution into a central communication platform used for obtaining sector-specific loss data and quality scores as well as providing consistent information to the various divisions and the Managing Board. This will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

With the introduction of the inFORM system at Bank Austria Creditanstalt's Polish subsidiary BPH PBK, the loss data collection process was extended to include a large unit in the CEE region. In the course of 2003 the system will also be introduced step by step at the other CEE units via the Intranet. This will provide the quantitative basis—in terms of availability and length of data history—for the application of advanced measurement methods meeting the requirements of the new capital adequacy framework in major parts of the Bank Austria Creditanstalt Group.

Loss data are collected, and flawed processes are addressed, in close coordination and cooperation with other units including internal audit, compliance, the legal department, the insurance sector as well as payments processing and settlement units. Also to be considered is the fact that Bank Austria Creditanstalt has always taken numerous measures in the various divisions to manage and reduce operational risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

(39) Operational risk (Continued)

It is necessary to use external loss data to complement internal data. Therefore Bank Austria Creditanstalt intends to actively participate in loss data consortia which are in the process of being formed.

In addition to quantitative approaches, qualitative instruments are of major importance in operational risk control. This fact will be taken into account through the introduction of regular risk assessments. Under a pilot project carried out for this purpose, risk assessments were performed at Bank Austria Creditanstalt's major subsidiaries in Austria. Bank Austria Creditanstalt will use experience gained in this connection to introduce this instrument throughout the Group in 2003.

In the same way as for other types of risk, in addition to the central risk control unit, Bank Austria Creditanstalt—like HypoVereinsbank—is building up a decentralised risk management network in the form of contacts for risk management issues within divisions and at subsidiaries. While the main task of the central risk control unit is to define the methods used and to perform risk measurement and analysis, risk managers are responsible for taking measures to reduce, prevent, or take out insurance against, risks.

In 2003, activities in the area of operational risk will focus on

- further sensitising all units of the Bank Austria Creditanstalt Group to issues concerning operational risk,
- involving Bank Austria Creditanstalt's principal subsidiaries in the Intranet-based reporting system,
- further extending use of the inFORM system,
- continuing work on a risk management model based on the New Basel Capital Accord and capable of meeting the required standards,
- developing scenario analyses for corporate divisions and subsidiaries,
- analysing insurance solutions regarding operational risk.

(40) Legal risks

At the balance sheet date it was not yet possible for Bank Austria Creditanstalt to determine whether an outflow of funds would occur, and if so, whether such outflow would exceed the provisions already made, in connection with the following pending proceedings in Austria:

- interest rate adjustment clauses
- consumer protection under General Business Conditions

(41) Credit risk

The net charge for losses on loans and advances was substantially reduced in 2002, despite the negative economic environment.

(41) Credit risk (Continued)

Business segment

	2002	2001
	€ m	
Domestic Private Customers	(97)	(89)
Domestic Corporate Customers	(292)	(444)
Domestic Real Estate Customers	(26)	(50)
CEE	(101)	(119)
International Markets	(7)	—
Asset Management	—	—
Other	(14)	(1)
BANK AUSTRIA CREDITANSTALT GROUP	**(537)**	**(703)**

The improvement in the net charge for losses on loans and advances is due to strict risk management and to the fact that insolvency trends in Austria were considerably less dramatic than, for example, in Germany. Moreover, compared with the situation in the previous year, there were no further major insolvencies in Austria. This resulted in a significant decline in the net charge for losses on loans and advances in business with domestic corporate customers.

(42) Financial derivatives

According to the underlying financial instrument, derivatives are classified as interest rate contracts, foreign exchange contracts and securities-related contracts. Credit derivatives are classified as "Other interest rate contracts" or "Other securities-related contracts", depending on the related underlying.

Bank Austria Creditanstalt uses financial derivatives to hedge its own positions against market risk by taking strategic positions in the banking book or to realise gains on short-term market-price fluctuations in active trading. In business with customers, derivatives are used for the purposes of interest rate and exchange rate management.

In all categories of transactions, a distinction is made between over-the-counter (OTC) and exchange-traded contracts. The counterparties for OTC contracts are banks and customers, while exchange-traded contracts are bought and sold via recognised exchanges.

Over-the-counter transactions are individual agreements concerning volume and maturities. In large-volume interbank trading, these agreements reflect standard international practice, while in customer business they are adjusted to specific needs. Exchange-traded contracts are always standardised in respect of volume and maturity date.

OTC contracts include forward transactions, swaps and options. Exchange-traded contracts are futures and options on futures. OTC forward transactions fix an interest rate, an exchange rate, a share price or an index at a future date. At the beginning of the contract, the parties agree that the contract will be exercised. Swaps include the exchange of interest payments (fixed-rate against variable-rate payments or variable-rate against variable-rate payments) or of currency amounts. Like forward transactions, options fix the price of the underlying instrument upon conclusion of the agreement against payment of a premium, but the buyer of an option has the right, and not the obligation, to exercise the option; for the seller of an option, making or taking delivery of the underlying instrument is mandatory.

Futures are forward transactions on standardised terms. Bond and share prices/index levels are specified at the beginning of the contract, the contract size and maturity date are fixed. Daily margin payments are required to cover price fluctuations. Options on futures give the buyer the right, but not the obligation, to exercise the option.

Derivative financial instruments held for trading are recognised in the balance sheet at their fair values, which is the market value of the transactions at the end of the year. The market value is determined by using available market prices or recognised, audited valuation models.

Derivatives in the banking book are recognised on the accrual basis of accounting.

(42) Financial derivatives (Continued)

The table shows the notional amounts by product type and the positive market values. It provides an overview of activity levels in all derivative instruments. Notional amounts are the reference basis on which payments are made. They do not provide a direct indication of the default risk arising from these transactions.

The credit risk is equal to the replacement cost, i.e. the positive market values at the balance sheet date. This amount would have to be paid for the conclusion of a new transaction in the event of a counterparty's default.

As at 31 December 2002, the total volume of derivative transactions with external counterparties in Bank Austria Creditanstalt's banking book and trading book was € 922 bn. Positive market values at the end of the year totalled € 10.4 bn, negative market values also totalled € 10.4 bn.

The required regulatory capital is held against market risk (trading book) and against credit/counterparty risk (trading book and banking book). The latter is reflected by credit equivalents based on the replacement values and product and maturity-weighted notionals. The different risk levels associated with the various instruments (the lowest level arises from interest rate contracts, for exchange rate contracts risk is slightly higher, and the highest risk is connected with securities-related transactions) and specific maturity bands are taken into account in calculating credit equivalents.

Under contractual netting agreements, claims can be offset against liabilities arising from derivative transactions. This reduces the default risk and thus the capital requirement for such transactions.

The expansion of business volume in interest rate contracts is primarily due to increased use of EONIA (Euro Overnight Index Average) swaps, and in the foreign exchange sector to the positioning of trading operations with regard to exchange rate movements, especially in the US dollar. The increase in swap positions in the banking book is to be seen in the context of hedges for variable-rate instruments in the balance sheet and bond issue portfolios.

Credit derivatives are included in "Other interest rate contracts" (credit default swaps) and in "Other securities-related contracts" (total return swaps).

Bank Austria Creditanstalt Group

Risk equivalents arising from financial derivative transactions as at 31 December 2002

	Notional amounts					
	< 1 year	1-5 years	> 5 years	Total	Positive market value	Risk equivalent before counterparty weighting
				€ m		
OTC CONTRACTS—TOTAL(*)	**587,653**	**149,045**	**70,078**	**806,776**	**10,364**	**14,020**
A. Interest rate contracts	**498,619**	**133,610**	**66,652**	**698,881**	**7,874**	**9,542**
Maturity weighting in %	**0.0**	**0.5**	**1.5**			
Forward rate agreements	49,749	7,307	—	57,056	57	94
Single-currency swaps	442,191	111,758	65,154	619,154	7,365	8,901
Interest rate options bought	5,632	12,622	1,175	19,429	357	438
Other interest rate contracts	1,047	1,923	323	3,293	95	109
B. Foreign exchange contracts	**88,771**	**14,018**	**2,883**	**105,672**	**2,394**	**4,199**
Maturity weighting in %	**1.0**	**5.0**	**7.5**			
Forward foreign exchange transactions	48,543	372	—	48,915	1,579	2,083
Cross-currency swaps	8,993	13,195	2,883	25,071	267	1,233
Currency options bought	31,233	451	—	31,684	548	883
Other foreign exchange contracts	2	—	—	2	—	—
C. Securities-related transactions	**263**	**1,417**	**543**	**2,223**	**96**	**279**
Maturity weighting in %	**6.0**	**8.0**	**10.0**			
Equity options bought	93	137	10	240	96	114
Other securities-related contracts	170	1,280	533	1,983	—	166

(*) excluding options sold

(42) Financial derivatives (Continued)

Transactions with external counterparties as at 31 December 2002

	Notional amounts		Positive market value		Negative market value	
	Banking book	Trading book	Banking book	Trading book	Banking book	Trading book
			€ m			
TOTAL	**123,094**	**798,880**	**1,078**	**9,286**	**1,273**	**9,105**
of which: OTC products	*122,558*	*740,994*	*1,078*	*9,286*	*1,273*	*9,105*
of which: exchange-traded products	*536*	*57,886*	—	—	—	—
A. Interest rate contracts	**110,155**	**664,585**	**962**	**6,912**	**701**	**6,869**
OTC products:	**109,619**	**606,760**	**962**	**6,912**	**701**	**6,869**
Forward rate agreements	5,027	52,029	1	56	10	59
Single-currency swaps	101,611	517,492	956	6,409	664	6,353
Interest rate options bought	2,763	16,666	5	352	—	—
Interest rate options sold	218	17,280	—	—	27	352
Other interest rate contracts	—	3,293	—	95	—	105
Exchange-traded products:	**536**	**57,825**	**—**	**—**	**—**	**—**
Interest rate futures	536	5,104	—	—	—	—
Options on interest rate futures	—	52,721	—	—	—	—
B. Foreign exchange contracts	**11,693**	**132,254**	**116**	**2,278**	**572**	**2,227**
OTC products:	**11,693**	**132,254**	**116**	**2,278**	**572**	**2,227**
Forward foreign exchange transactions	131	48,784	5	1,574	5	1,328
Cross-currency swaps	11,560	13,511	111	156	567	464
Currency options bought	—	31,684	—	548	—	—
Currency options sold	—	38,275	—	—	—	435
Other foreign exchange contracts	2	—	—	—	—	—
Exchange-traded products:	**—**	**—**	**—**	**—**	**—**	**—**
Currency futures	—	—	—	—	—	—
Options on currency futures	—	—	—	—	—	—
C. Securities-related transactions	**1,246**	**2,041**	**—**	**96**	**—**	**9**
OTC products:	**1,246**	**1,980**	**—**	**96**	**—**	**9**
Securities swaps	—	—	—	—	—	—
Equity options bought	—	240	—	96	—	—
Equity options sold	—	1,003	—	—	—	5
Other securities-related contracts	1,246	737	—	—	—	4
Exchange-traded products:	**—**	**61**	**—**	**—**	**—**	**—**
Equity and equity index futures	—	9	—	—	—	—
Equity and equity index options	—	52	—	—	—	—

(43) Comfort letters for banks and other financial institutions

Bank Austria Creditanstalt AG ensures, within the scope of its ownership interest and except for the event of political risk, that the following companies can meet their contractual obligations:

1) Banks in Austria

- BANK*PRIVAT* AG, Vienna
- Bank Austria Creditanstalt Handelsbank AG, Vienna
- Bank Austria Creditanstalt Treuhand GmbH, Vienna
- Bank Austria Creditanstalt Wohnbaubank AG, Vienna
- Schoellerbank Aktiengesellschaft, Vienna

(43) Comfort letters for banks and other financial institutions (Continued)

2) Banks abroad

- Bank Przemyslowo-Handlowy PBK S.A., Kraków(*)
- HVB Bank Czech Republic a.s., Prague
- HVB Bank Slovakia a.s., Bratislava
- HVB Bank Hungary Rt., Budapest
- HVB Bank Romania S.A., Bucharest
- Commercial Bank Biochim AD, Sofia (from 27 December 2002, including the merged HVB Bank Bulgaria EAD, Sofia)
- HVB Bank Yugoslavia A.D., Belgrade
- HVB Bank Croatia d.d., Zagreb
- Splitska Banka d.d., Split
- Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana
- HVB Jelzalogbank Rt., Budapest
- HVB Bank Hipotecny S.A., Warsaw

3) Financial services companies in Austria

- Bank Austria Creditanstalt Leasing GmbH, Vienna

Information required under Austrian law

(44) Legal basis under Austrian law

Legal basis of consolidated financial statements prepared in accordance with International Accounting Standards (IAS) in Austria: pursuant to the Austrian Consolidated Financial Statements Act as published in the Federal Law Gazette BGBl No. 49/1999 of 26 March 1999, a new Section 59a was introduced to the Austrian Banking Act. Under Section 59a, a bank preparing consolidated financial statements in accordance with internationally accepted accounting principles is exempted from the obligation to prepare consolidated financial statements pursuant to Section 59 of the Austrian Banking Act. To qualify for such exemption, consolidated financial statements must be consistent with the rules contained in Council Directive 86/635/EEC on the annual accounts and consolidated accounts of banks and other financial institutions. The requirements of Section 245a (1) items 2 to 5 and (2) of the Austrian Commercial Code must also be met.

The auditors must certify that these requirements are met, and "the auditors' report shall report on the findings of the audit of the consolidated financial statements, and of the management report of the Group, in a manner which is at least equivalent to that required by Section 274 (1) to (4) of the Austrian Commercial Code".

IASs are internationally accepted accounting principles and the auditors have certified that the requirements of Section 59a of the Austrian Banking Act have been met. Thus these consolidated financial statements prepared in accordance with IAS meet the legal requirements applicable in Austria.

Pursuant to Section 59a of the Austrian Banking Act in conjunction with Section 30 of the Austrian Banking Act, the superordinate credit institution having its registered office in Austria must prepare consolidated financial statements. Therefore these consolidated financial statements have been prepared from the perspective of Bank Austria Creditanstalt AG as superordinate domestic credit institution.

(*) In addition, a complementary letter of comfort is available from HVB up to the HVB Group's equity interest.

(44) Legal basis under Austrian law (Continued)

A complete list of equity interests of Bank Austria Creditanstalt AG is given in the notes to the company's separate financial statements.

(45) Shareholders' equity of Bank Austria Creditanstalt AG

Shareholders' equity is composed of paid-in capital (nominal capital plus capital reserves) of Bank Austria Creditanstalt AG, the Group's parent company, and earned capital (retained earnings of the Group plus consolidated net income).

As Bank Austria Creditanstalt AG pays dividends on the basis of Austrian law, the maximum amount available for distribution is the net profit shown in the company's separate financial statements pursuant to the Austrian Commercial Code and the Austrian Banking Act. For 2002, a maximum amount of € 122.3 m (2001: € 173 m) was available for distribution.

(46) Employees

In 2002 and 2001, the Bank Austria Creditanstalt Group employed the following average numbers of staff (full-time equivalents):

Employees(*)

	2002	2001
Salaried staff	29,437	31,727
Other employees	264	291
TOTAL	**29,701**	**32,018**
of which: in Austria	*12,940*	*13,562*
of which: abroad	*16,761*	*18,456*

(47) Mortgage bank business of Bank Austria Creditanstalt AG

Details of the mortgage bank business of Bank Austria Creditanstalt AG as at 31 December 2002 are available from the Group Public Relations Department by calling +43 (0)50505 56141 or by sending an e-mail to *pub@ba-ca.com*.

(48) Breakdown of securities pursuant to the Austrian Banking Act

The following table gives a breakdown of securities pursuant to Section 64 of the Austrian Banking Act:

	Unlisted	Listed	Of which: valued as fixed assets	Of which: other valuation	Total 2002	Total 2001
			€ m			
Bonds and other fixed-income securities	2,191	13,444	7,945	5,499	15,635	14,140
Shares and other variable-yield securities	3,585	347	252	95	3,933	4,323
Equity interests	2,245	458	458	—	2,703	1,244
Shares in subsidiaries	1,219	16	16	—	1,234	1,040
SECURITIES	**9,241**	**14,264**	**8,669**	**5,594**	**23,505**	**20,747**

(*) average numbers (full-time equivalent) of staff employed in Bank Austria Creditanstalt, excluding apprentices and employees on unpaid maternity or paternity leave

(49) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles

The main differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Austrian Commercial Code/Austrian Banking Act) are as follows:

1) objective and content of financial statements in accordance with IAS,
2) formats for the balance sheet and the income statement,
3) recognition and valuation principles,
4) group of companies to be consolidated,
5) accounting for deferred taxes,
6) different assumptions used in calculating staff costs arising from pensions and similar obligations,
7) separation of minority interests held outside the Group from shareholders equity,
8) more extensive disclosure requirements in the notes.

1) Objective and content of financial statements in accordance with IAS

The objective of financial statements in accordance with IAS is to provide structured information about the financial position, performance and changes in financial position of an enterprise that is useful to a wide range of users in making economic decisions.

Under International Accounting Standards, this objective is met through timely, complete, transparent and fair value-based reporting (see also the information on significant accounting principles in note 2); determination of net income for the period on the accrual basis of accounting; and a form of presentation that is in line with proper business management principles. This enhances the international comparability of financial statements in accordance with IAS, as against financial statements prepared in conformity with local accounting standards.

A cash flow statement and a statement of changes in shareholders' equity are an integral part of financial statements prepared in accordance with IAS.

Dividend payments are not determined or restricted by consolidated financial statements in accordance with IAS. Profit distributions are always made on the basis of the separate financial statements, prepared in accordance with local rules, of the company paying the dividend.

Purely tax-induced values are not allowed in financial statements prepared in accordance with IAS. Tax effects are reflected in the tax expense for the period, including deferred taxes (see 5 below), of the enterprise.

The notes to the financial statements contain disclosures and explanations providing users with relevant information and enabling them to properly assess the development of the enterprise during the reporting period (see 8 below).

2) Formats for the balance sheet and the income statement

International Accounting Standards do not set out compulsory formats for the balance sheet and the income statement. The IAS rules usually contain minimum requirements and leave it to the reporting enterprises to find the formats best suited to the objectives and purposes of presenting information.

An obvious difference between financial statements in accordance with IAS and those pursuant to the Austrian Banking Act is the compact presentation of the balance sheet and the income statement, making them easier to read. This does not result in any loss of information because the disclosure of numerous details, as well as additional breakdowns and explanatory notes which are not given in

(49) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Continued)

respect of financial statements prepared pursuant to the Austrian Commercial Code/Austrian Banking Act, significantly increases the content of information provided to users. Loan loss provisions are presented on the face of the balance sheet, and the net charge for losses on loans and advances is disclosed in the income statement, in addition to further details on credit risk given in the notes. All this provides a considerably improved insight into the bank's credit risk policy.

3) Recognition and valuation principles

Financial reporting under Austrian law is guided by the principles of prudence, especially the principle of recognising possible losses but not anticipating possible gains. This principle is not applicable under the IAS rules.

Specific differences in individual items of the balance sheet and the income statement—in particular, the valuation of financial instruments in accordance with IAS 39, which differs from the method pursuant to Austrian generally accepted accounting principles—are explained in note 2.

4) Consolidated companies

All significant controlled companies must be consolidated in accordance with IAS. In contrast to this, pursuant to Section 30 of the Austrian Banking Act, a controlled credit institution which is not material to the consolidated financial statements must also be consolidated. The provision of Section 30 of the Austrian Banking Act which restricts the group of consolidated companies to near-financial companies is not applied for the purposes of IAS-based consolidated financial statements. Financial companies which are not controlled and in which the ultimate holding company of the Group holds only an indirect majority interest, are not consolidated in accordance with IAS.

Compared with the group of companies to be consolidated under the Austrian Banking Act rules, this leads to numerous differences, resulting from the non-inclusion of several banks and financial institutions because these are not material to the consolidated financial statements, and from the inclusion of controlled real-estate subsidiaries and data-processing subsidiaries of Bank Austria Creditanstalt which meet the materiality criterion. The method used to account for investments in companies in the consolidated financial statements is described in the section dealing with equity interests.

5) Accounting for deferred taxes

Under the IAS rules, differences between tax bases and amounts recognised in the balance sheet in accordance with IAS, if these differences reverse in the future, require the recognition of deferred tax assets or deferred tax liabilities, in the same way as the recognition of current tax losses and tax losses carried forward from previous periods if such tax losses may be expected to be offset in future periods. In contrast to this, under the rules of the Austrian Commercial Code, deferred taxes can arise only from timing differences between accounting profit and taxable profit; only the net amount of deferred tax liabilities, if any, must be recognised in the balance sheet.

The tax expense for the period thus comprises current tax payments made in the period and changes in deferred tax assets and liabilities during the period.

6) Different assumptions used in calculating staff costs arising from pensions and similar obligations

The calculation of pension provisions pursuant to the Austrian Commercial Code is often based on projected benefit valuation methods. IAS 19 requires the application of the projected unit credit method.

(49) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Continued)

The discount rate chosen for discounting the projected benefit obligation under commercial law is often the same as that permitted for tax purposes. In accordance with IAS, the discount rate is determined by reference to long-term market yields on corporate bonds or government bonds.

Moreover, future salary increases resulting from career trends must be taken into account. As the underlying assumptions used for calculation purposes differ, pension provisions set up in accordance with IAS 19 are as a rule significantly higher than those pursuant to the Austrian Commercial Code. Post-employment benefits also include the provision for severance payments.

7) Minority interests held outside the Group are not part of shareholders' equity

In compliance with the IAS rules, interests in the equity of consolidated companies which are not owned, directly or indirectly through subsidiaries, by the parent company are not shown as component of consolidated shareholders' equity but as a separate balance sheet item.

8) More extensive disclosures required in the notes

For the purposes of improving comparability and achieving a fair presentation of the financial position and performance, the IAS rules require detailed information and disclosures to be given in the notes to the financial statements. Information to be presented as part of financial statements in accordance with IAS includes, for example, a statement of changes in shareholders' equity, segment reporting, disclosures of the fair values of assets.

(50) Consolidated capital resources and regulatory capital requirements

The following tables show the capital requirements for the Bank Austria Creditanstalt group of credit institutions pursuant to Section 30 of the Austrian Banking Act as at the balance sheet date of 2002 and

(50) Consolidated capital resources and regulatory capital requirements (Continued)

2001, as well as the various components of Bank Austria Creditanstalt's capital resources as at the end of 2002 and 2001.

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

	2002	2001
	€ m	
Core capital (Tier 1)	**4,574**	**5,603**
Paid-in capital	*829*	*829*
Capital reserve	*1,489*	*2,153*
Revenue reserve	*416*	*314*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,070*	*1,453*
Untaxed reserves	*163*	*123*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*246*	*1,125*
Fund for general banking risks	—	—
Less intangible assets	*(639)*	*(394)*
Supplementary elements (Tier 2)	**3,549**	**4,076**
Undisclosed reserves	—	—
Supplementary capital	*1,206*	*1,250*
Participation capital	—	—
Revaluation reserve	*56*	*25*
Subordinated capital	*2,287*	*2,801*
Deductions	**(614)**	**(354)**
Net capital resources	**7,509**	**9,325**
Assessment basis (banking book)	**67,160**	**72,003**
Tier 1 capital ratio	6.8%	7.8%
Total capital ratio	11.2%	13.0%
Available Tier 3	**1,548**	**1,784**
Requirement for the trading book and for open foreign exchange positions	434	399
Requirement covered by Tier 3	**434**	**399**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 31 December 2002

Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
		€ m	
0%	36,030	—	—
10%	1,345	135	11
20%	9,914	1,983	158
50%	10,520	5,260	421
100%	52,110	52,110	4,169
Investment certificates	1,193	323	26
ASSETS	**111,112**	**59,811**	**4,785**
Off-balance sheet positions	36,404	7,223	578
Special off-balance sheet positions	64,530	126	10
BANKING BOOK	**212,046**	**67,160**	**5,373**

Concluding Remarks of the Managing Board of Bank Austria Creditanstalt

The Managing Board of Bank Austria Creditanstalt AG has prepared the consolidated financial statements as at 31 December 2002 in accordance with International Accounting Standards (IAS). These consolidated financial statements meet the legal requirements for exemption from the obligation to prepare consolidated financial statements under Austrian law and are consistent with applicable EU rules.

The consolidated financial statements and the management report of the Group contain all required disclosures; in particular, events of special significance which occurred after the end of the financial year and other major circumstances that are significant for the future development of the Group have been appropriately explained.

Vienna, 3 March 2003

The Managing Board

Gerhard Randa
(Chairman)

Karl Samstag
(Deputy Chairman)

Wolfgang Haller

Erich Hampel

Wilhelm Hemetsberger

Friedrich Kadrnoska

Jochen-Michael Speek

Audited Consolidated Financial Statements for the Year Ended 31 December 2001

Note

In these financial statements, "Bank Austria" and "the Bank Austria Creditanstalt Group" refer to the Group. To the extent that information relates to the parent company or its separate financial statements, "Bank Austria AG" is used.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Report of the Auditors

Auditors' report

We have audited the consolidated financial statements prepared by Bank Austria AG as at 31 December 2001, which comprise the balance sheet at 31 December 2001, the income statement, the cash flow statement, the statement of changes in shareholders' equity, and the notes for the financial year beginning on 1 January 2001 and ending on 31 December 2001, as well as the comparative figures for the previous year. The preparation and content of the consolidated financial statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) issued by the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting policies applied and significant estimates made by the Managing Board, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2001 and of the results of its operations and its cash flows for the financial year beginning on 1 January 2001 and ending on 31 December 2001 in accordance with International Accounting Standards (IAS).

Pursuant to Austrian law (Section 59a of the Austrian Banking Act) it is our responsibility to certify that the legal requirements for the preparation of consolidated financial statements and a group management report in accordance with internationally accepted accounting principles have been met, exempting a company from the obligation to prepare consolidated financial statements pursuant to Austrian law. In this respect, we report as follows:

We certify that the consolidated financial statements and the management report of the Group are consistent with Council Directives 83/349/EEC and 86/635/EEC on consolidated accounts (of banks). The required explanatory notes on accounting policies and consolidation methods which differ from Austrian law are contained, and the overall presentation of the consolidated financial statements and of the management report of the Group is equivalent to the presentation pursuant to the Austrian Commercial Code and the Austrian Banking Act. Thus the legal requirements for the preparation of consolidated financial statements and a group management report in accordance with internationally accepted accounting principles have been met, exempting Bank Austria from the obligation to prepare consolidated financial statements pursuant to Austrian law. The management report of the Group for 2001 is consistent with the consolidated financial statements.

Vienna, 11 March 2002

Savings Bank Auditing Association
Auditing Board

Klaus Goschler **Wolfgang Riedl**

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Gottwald Kranebitter **Martin Wagner**

Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Philip Göth **Harald Breit**

Consolidated Financial Statements of Bank Austria for 2001

Income statement of the Bank Austria Creditanstalt Group for the year ended 31 December 2001

	Notes	2001	2000	Change	
		€ m	€ m	€ m	in %
Interest income		8,190	8,670	(480)	(5.5)
Interest expenses		5,518	6,430	(912)	(14.2)
Net interest income	(2)	2,672	2,240	432	19.3
Losses on loans and advances	(3)	703	666	38	5.6
Net interest income after losses on loans and advances		**1,969**	**1,575**	**395**	**25.1**
Fee and commission income		1,376	1,118	258	23.1
Fee and commission expenses		316	257	59	23.1
Net fee and commission income	(4)	1,061	862	199	23.1
Net trading result	(5)	261	137	124	90.8
General administrative expenses	(6)	2,773	2,159	614	28.4
Balance of other operating income and expenses	(7)	34	(57)	91	>(100)
OPERATING PROFIT		**552**	**357**	**195**	**54.7**
Net income from investments	(8)	187	334	(147)	(44.1)
Amortisation of goodwill	(9)	73	30	43	>100
Balance of other income and expenses		(10)	1	(11)	>(100)
Profit from ordinary activities		**655**	**662**	**(7)**	**(1.0)**
Balance of extraordinary income and expenses		—	—	—	—
NET INCOME BEFORE TAXES		**655**	**662**	**(7)**	**(1.0)**
Taxes on income	(10)	(98)	(47)	(51)	>100
Net income		**557**	**615**	**(58)**	**(9.4)**
Minority interests		74	23	51	>100
CONSOLIDATED NET INCOME		**483**	**592**	**(109)**	**(18.4)**

Key figures

		2001	2000
Cost/income ratio		68.8%	66.7%(*)
Return on equity after taxes		10.2%	13.1%
Earnings per share (in €)	(11)	4.24	5.17

(*) 67.9% pursuant to the definition for 2001.

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2001

	Notes	31 Dec. 2001	31 Dec. 2000	Change	
		€ m	€ m	€ m	in %
Assets					
Cash and balances with central banks		3,428	1,623	1,804	>100
Loans and advances to, and placements with, banks	(12)	42,596	39,417	3,179	8.1
Loans and advances to customers	(12)	78,583	82,320	(3,737)	(4.5)
—Loan loss provisions	(13)	(3,425)	(2,856)	(569)	19.9
Trading assets	(14)	13,735	14,256	(520)	(3.7)
Investments	(15)	17,819	26,182	(8,363)	(31.9)
Intangible assets	(16)	1,045	642	403	62.7
Property and equipment	(16)	1,308	1,248	60	4.8
Other assets	(17)	4,508	2,188	2,321	>100
TOTAL ASSETS		**159,597**	**165,019**	**(5,422)**	**(3.3)**
Liabilities and shareholders' equity					
Amounts owed to banks	(18)	48,352	59,105	(10,753)	(18.2)
Amounts owed to customers	(18)	59,962	53,047	6,915	13.0
Liabilities evidenced by certificates	(19)	23,186	31,283	(8,097)	(25.9)
Trading liabilities	(20)	7,122	5,294	1,828	34.5
Provisions	(21)	3,251	2,972	279	9.4
Other liabilities	(22)	4,420	3,005	1,415	47.1
Subordinated capital	(23)	7,232	5,030	2,202	43.8
Minority interests		1,196	669	527	78.7
Shareholders' equity		4,875	4,615	260	5.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**159,597**	**165,019**	**(5,422)**	**(3.3)**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

		Subscribed capital(*)	Capital reserves(*)	Retained earnings	Share-holders' equity
			€ m		
As at 31 December 1999		**847**	**1,989**	**1,605**	**4,441**
Consolidated net income				592	592
Dividend payment				(114)	(114)
Foreign currency translation reserve	(1)			(101)	(101)
Conversion and redemption of participation certificates		(8)	(9)	(23)	(40)
Share buyback		(10)	10	(74)	(74)
Spin-off into Bank Austria Holding			182	(199)	(17)
Other changes				(72)	(72)
As at 31 December 2000		**829**	**2,172**	**1,614**	**4,615**

		Subscribed capital(*)	Capital reserves(*)	Retained earnings	Revaluation reserves in accordance with IAS 39	Share-holders' equity
			€ m			
As at 31 December 2000 (before application of IAS 39)		**829**	**2,172**	**1,614**		**4,615**
Adjustment for application of IAS 39	(2)				(121)	(121)
As at 1 January 2001 (after application of IAS 39)		**829**	**2,172**	**1,614**	**(121)**	**4,494**
Consolidated net income				483		483
Dividend payment				(116)		(116)
Foreign currency translation reserve	(1)			180		180
Gains and losses recognised directly in equity in accordance with IAS 39					(158)	(158)
Other changes			5	(13)		(8)
As at 31 December 2001	(3)	**829**	**2,177**	**2,148**	**(279)**	**4,875**

(*) Subscribed capital and capital reserves as shown in the separate financial statements of Bank Austria AG.

(1) Including hedges of net investment in foreign entities.

(2) Remeasurement of available-for-sale assets resulted in a gain of € 23 m, remeasurement of cash flow hedges resulted in a loss of € 144 m, both recognised directly in equity.

(3) On the balance sheet date, the available-for-sale reserve amounted to € (120) m (after adjustment for deferred taxes of € 62 m) and the cash flow hedge reserve was € (159) m (after adjustment for deferred taxes of € 82 m).

Cash flow statement

	2001	2000
	€ m	
NET INCOME	**557**	**615**
Non-cash items included in net income, and adjustments to reconcile net income to cash flows from operating activities		
Depreciation, amortisation, losses on loans and advances, and changes in fair values	1,162	1,072
Increase in provisions	255	185
Increase/decrease in other non-cash items	218	(114)
Gains/losses on disposals of intangible assets, property and equipment, and investments	(231)	(387)
SUB-TOTAL	**1,961**	**1,371**
Increase/decrease in operating assets and liabilities after adjustment for non-cash components		
Trading assets	(5,155)	(4,162)
Loans and advances	(11,655)	(13,543)
Other assets	(5,017)	82
Amounts owed to banks and customers	8,252	10,629
Liabilities evidenced by certificates	3,413	6,111
Other liabilities	5,409	370
CASH FLOWS FROM OPERATING ACTIVITIES	**(2,791)**	**858**
Proceeds from disposal of		
investments	6,910	6,328
property and equipment	177	195
Payments for purchases of		
investments	(4,155)	(7,670)
property and equipment	(865)	(320)
Net inflow from transfers of regional operations (€ 117 m from sales, € 477 m from purchases)	594	274
Other changes	(112)	(124)
CASH FLOWS FROM INVESTING ACTIVITIES	**2,550**	**(1,317)**
Proceeds from conversion of participation certificates	—	4
Share buyback, redemption of participation certificates, dividends paid	(116)	(232)
Subordinated liabilities and other financing activities	2,133	1,464
CASH FLOWS FROM FINANCING ACTIVITIES	**2,017**	**1,236**
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**1,623**	**848**
Cash flows from operating activities	(2,791)	858
Cash flows from investing activities	2,550	(1,317)
Cash flows from financing activities	2,017	1,236
Effects of exchange rate changes	29	(2)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**3,428**	**1,623**
PAYMENTS FOR TAXES, INTEREST AND DIVIDENDS		
Income taxes paid	120	41
Interest received	8,136	7,591
Interest paid	(5,588)	(5,829)
Dividends received	143	240

Notes to the Consolidated Financial Statements of Bank Austria

(1) Summary of significant accounting principles

The 2001 consolidated financial statements of Bank Austria have been prepared in accordance with International Accounting Standards (IAS). Under the division of responsibilities pursuant to the Bank of the Regions Agreement with Bayerische Hypo- und Vereinsbank AG, Munich, (hereinafter referred to as HypoVereinsbank or HVB), Bank Austria has taken over HVB's activities in Central and Eastern Europe and, in turn, transferred to HVB the major part of its own activities outside CEE. To make data comparable to some extent with the previous year's figures, and to enable users to properly assess the development of the Bank Austria Creditanstalt Group in 2001, a pro-forma presentation as at year-end 2000 of the Bank Austria Creditanstalt Group in the new Group structure is presented on page F-63.

Unless indicated otherwise, all figures are in millions of euros (€).

IASs applied

All IASs published by the IASC (now: IASB) as International Accounting Standards until the end of 2001 have been applied in preparing these consolidated financial statements. The comparative figures for the previous year are also based on these standards, with the exception of IAS 39 and IAS 40, both of which became operative for financial statements covering financial years beginning on or after 1 January 2001.

Interpretations SIC 1 to SIC 31 issued by the Standing Interpretations Committee (SIC) have also been taken into account.

The consolidated financial statements of Bank Austria presented in accordance with IAS are based on the separate financial statements of all consolidated companies, which have been prepared in accordance with IAS on a uniform Group-wide basis.

Material differences between IAS rules and Austrian generally accepted accounting principles in reporting specific items of the balance sheet and the income statement are explained in the notes to the relevant items or in the description of the principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles in note 46.

Changes in accounting principles

Changes resulting from IAS 39

International Accounting Standard (IAS) 39 contains rules for recognising and measuring financial instruments. IAS 39 requires all financial assets and liabilities, including derivatives, to be recognised in the balance sheet. They must be classified into defined categories and measured according to the rules applicable to each category. When IAS 39 was initially applied at the beginning of the financial year, adjustments to carrying amounts in the balance sheet were recognised directly in equity with no effect on net income.

As before, all items held for trading (including derivatives and trading liabilities) are carried at their fair values, with gains or losses on such items being included in net income.

Loans and receivables originated by Bank Austria and liabilities continue to be carried at amortised cost. Spot purchases of financial assets are recognised on the trade date.

Held-to-maturity investments are carried at amortised cost and adjusted to the repayable amounts until final maturity. On the balance sheet, this part of Bank Austria's fixed-income securities portfolio is included in the item Investments.

Securities and receivables which are not held for trading and are available for sale form a separate category of financial instruments. For the purpose of determining fair values in customer business, the present value is calculated by discounting future cash flows from the asset, using the current swap interest rate curve in the respective currency. Changes in fair value resulting from remeasurement are recognised in a separate sub-item of shareholders' equity (available-for-sale reserve), with no effect on

(1) Summary of significant accounting principles (Continued)

net income, until the asset is sold. As there is no reliable valuation model for determining the fair values of shares and profit-sharing rights in unlisted companies, such assets continue to be carried at cost.

Derivatives

Financial derivatives not held for trading are recognised in the balance sheet at their fair values for the first time. Changes in fair value in the financial year are included in net income. Exceptions are those derivatives, described in more detail below, which are designated as hedging instruments in cash flow hedges.

Bank Austria accounts for hedging relationships between financial instruments in the two ways set out in IAS 39: as cash flow hedges or as fair value hedges.

Hedge accounting in accordance with IAS 39 requires an interpretation of the Standard which takes account of the economic substance of transactions in order to avoid inappropriate recognition in the balance sheet and in the income statement, and to avoid abandoning essential elements of Bank Austria's modern risk management system.

A fair value hedge—defined in IAS 39 as a hedge of the exposure to changes in fair value of a recognised asset or liability—is used by Bank Austria especially for its own issues. Changes in the fair values of derivatives designated as hedging instruments are included in net income. The carrying amounts of hedged items are adjusted for gains or losses, and these adjustments are also recognised in net income, to the extent that the gains or losses are attributable to the hedged risk.

Derivatives designated as hedges of interest rate risk within the framework of Bank Austria's asset-liability management activities are accounted for as cash flow hedges in accordance with IAS 39. For the purpose of cash flow hedge accounting in accordance with IAS 39, variable-rate interest payments on variable-rate assets or liabilities are swapped for fixed-rate interest payments primarily by means of interest rate swaps. To document hedging relationships, Bank Austria has prepared a detailed schedule which, as at the end of each quarter and as at the balance sheet date, shows the balance sheet items with future cash flows in the form of variable-rate interest payments on variable-rate assets and liabilities to be hedged, and the relevant interest rate derivatives with variable-rate interest payments.

Changes in the fair values of derivatives designated as hedging instruments, to the extent that hedging effectiveness is within the range defined in IAS 39, are recognised in a separate sub-item of shareholders' equity (cash flow hedge reserve) with no effect of net income. The cash flow hedge reserve will be released through the income statement in those periods in which the cash flows from the hedged items are recognised in net income for the period.

Changes resulting from IAS 40

In accordance with IAS 40, Bank Austria has reclassified land and buildings held as investment property to earn rental income and/or for capital appreciation from the item Property and equipment to the item Investments. Rental income from investments is included in net interest income, as is interest paid on related funding. All other expenses and income arising from land and buildings not used for Bank Austria's own purposes are now recognised in net income from investments; such expenses and income were previously accounted for as other operating expenses and income or as general administrative expenses. The figures for the previous year were not adjusted because of insignificance of the amounts.

Foreign currency translation

Balance sheet values denominated in foreign currencies are translated at the mean spot exchange rate, and forward foreign exchange transactions at the mean forward rate prevailing at the balance sheet date.

(1) Summary of significant accounting principles (Continued)

Financial statements of foreign operations in foreign currency are translated into euro at the spot exchange rate at the balance sheet date (closing rate method). Exchange differences and the effective portions of exchange rate hedges are recognised in equity with no effect on net income.

Consolidated companies and consolidation methods

All companies that are material and are directly or indirectly controlled by Bank Austria AG have been consolidated in the consolidated financial statements.

Interests in associated financial companies which are material, i.e. companies which are not indirectly or directly controlled by Bank Austria AG but in which it can exercise a significant influence, are accounted for under the equity method.

Shares in all other companies are classified as available for sale and recognised at their fair values, to the extent that fair value is reliably measurable. Changes in value are thus directly recognised in equity. To the extent that fair value cannot be reliably determined, shares are carried at amortised cost. In the case of a permanent impairment, a write-down is made which is reversed when the circumstances that led to such write-down cease to exist.

The method of inclusion in the consolidated financial statements can be ascertained on the basis of the list of significant equity interests given in note 34.

The sale of Lenzing AG, which had been contractually agreed in February 2001, could not be effected as planned because it was not approved by the European cartel authorities. As a result of this decision, and in conformity with Bank Austria's strategy of focusing on its core competencies, Lenzing AG was transferred to a subsidiary of a foundation which is independent of Bank Austria, in exchange for profit-sharing rights.

The Group holds a majority interest in Informations-Technologie Austria Ges.m.b.H., Vienna. As a result of agreements with shareholders outside the Group, the company is not controlled by Bank Austria AG and has therefore not been consolidated.

RINGTURM Kapitalanlagegesellschaft m.b.H., Vienna, in which a minority interest is held, is a controlled company on the basis of agreements and has thus been consolidated.

Compared with the group of companies consolidated in the 2000 consolidated financial statements of Bank Austria, there have been the following changes:

a) Consolidated companies

Under the Bank of the Regions Agreement, the following subsidiaries were transferred to HVB and have thus been excluded from consolidation in the consolidated financial statements of Bank Austria:

- CB Bank Austria Creditanstalt (Russia) ZAO, Moscow
- BA/CA Asia Ltd., Central Hong Kong
- Bank Austria Creditanstalt American LLC, New York
- Bank Austria Creditanstalt Deutschland AG, Munich
- BA/CA Capital Management Ltd., Central Hong Kong

The following subsidiaries of HVB were transferred to Bank Austria and have thus been consolidated for the first time in the 2001 consolidated financial statements of Bank Austria with effect from 1 January 2001:

- SKWB Schoellerbank Aktiengesellschaft, Vienna
- HypoVereinsbank (CZ) a.s., Prague
- HypoVereinsbank Hungaria Rt., Budapest

(1) Summary of significant accounting principles (Continued)

- HypoVereinsbank Slovakia a.s., Bratislava
- Bank Przemyslowo-Handlowy PBK S.A., Kraków
- HypoVereinsbank Bank Hipoteczny S.A., Warsaw

JSCB HVB Bank Ukraine, Kiev, has been excluded from consolidation because it is not material to the consolidated financial statements.

Bank Austria's subsidiaries in Poland, the Czech Republic and Hungary, which were consolidated in the 2000 consolidated financial statements, were merged with the local subsidiaries of HVB and are now operating under new names.

MEH Vermögensverwaltung GmbH, Vienna, and Z.E.H. Vermögensverwaltung GmbH, Vienna, are no longer consolidated companies because they have merged with Bank Austria. CA Wohnbank AG, Vienna, is no longer a consolidated company because it has merged with Bank Austria Wohnbaubank AG, Vienna, to form Bank Austria Creditanstalt Wohnbaubank AG, Vienna.

BA/CA Export Finance Ltd., London, was included in the consolidated financial statements as at 1 January 2001. Bank Austria Creditanstalt Switzerland was sold in the first quarter of 2001. As the Internet activities of the Bank Austria Creditanstalt Group were restructured, the business operated by CAIBON was discontinued and the company has thus been excluded from consolidation.

Reconciliation of the Bank Austria Creditanstalt Group's 2000 balance sheet to a pro-forma balance sheet as at 1 January 2001

	Bank Austria Group 31 Dec. 2000	Adjustment to HVB	Transfers of regional operations		IAS 39 Revaluation Reclassification	Pro-forma balance sheet at 1 Jan. 2001
			Additions	Disposals		
				€ m		
Assets						
Cash and balances with central banks	1,623	—	707	45	(115)	2,170
Loans and advances to, and placements with, banks	39,417	—	2,517	(103)	(130)	41,906
Loans and advances to customers	82,320	—	5,183	7,623	6	79,886
—Loan loss provisions	(2,856)	(97)	(301)	(424)	—	(2,830)
Trading assets	14,256	—	658	8,144	2,581	9,350
Other current financial assets	3,751	(3,751)	—	—	—	—
Investments	22,431	3,358	1,277	4,822	(2,240)	20,004
Intangible assets	642	—	486	20	—	1,108
Property and equipment	1,248	393	214	108	—	1,746
Other assets	2,188	—	192	2,044	1,333	1,669
TOTAL ASSETS	**165,019**	**(97)**	**10,933**	**22,279**	**1,434**	**155,010**
Liabilities and shareholders' equity						
Amounts owed to banks	59,105	—	2,365	11,018	—	50,453
Amounts owed to customers	53,047	—	5,897	3,328	41	55,657
Liabilities evidenced by certificates	31,283	—	682	3,821	(4)	28,139
Provisions	2,972	(97)	86	18	—	2,943
Other liabilities	8,299	—	1,389	4,045	1,369	7,012
Subordinated capital	5,030	—	60	50	149	5,190
Minority interests	669	—	454	—	—	1,123
Shareholders' equity	4,615	—	—	—	(121)	4,494
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**165,019**	**(97)**	**10,933**	**22,279**	**1,434**	**155,010**

Notes to the Consolidated Financial Statements
of Bank Austria (Continued)

(1) Summary of significant accounting principles (Continued)

The item Other liabilities includes the balance of the net purchase price of additions and the net sales proceeds from disposals.

b) Companies valued at equity

Bank für Kärnten und Steiermark AG, Klagenfurt, Bank für Tirol und Vorarlberg AG, Innsbruck, and Oberbank AG, Linz, were excluded from the group of companies accounted for under the equity method as at 31 December 2001 because, with effect from 31 December 2001, the interests in these three companies were transferred to a subsidiary of a foundation which is independent of Bank Austria, in exchange for equity shares. Banco BBA-Creditanstalt S.A., São Paulo, was also excluded because the interest in the company was transferred to HVB.

Business combinations

When a subsidiary is acquired, its assets and liabilities measured at their fair values are offset against the cost of acquisition. The difference is recognised in the balance sheet as goodwill and amortised over its estimated useful life on a straight-line basis over a period of 15 to 20 years.

For all equity interests acquired after 1 January 1995, goodwill has been calculated using the method described above, recognised as an asset and amortised. Goodwill arising on acquisitions before that date has been offset against retained earnings in accordance with IAS 22.

The capital of foreign subsidiaries has been translated using the exchange rate prevailing at the date of acquisition. Gains and losses arising on the foreign currency translation of shareholders' equity are offset against retained earnings. The effect is shown in the statement of changes in consolidated shareholders' equity.

Consolidation procedures

Intragroup receivables, liabilities, expenses and income are eliminated unless they are of minor significance. Intragroup profits are also eliminated.

Leasing

As a lessor, Bank Austria recognises the present value of future payments under a finance lease as a receivable stated as loans and advances. In the case of operating leases, the relevant assets are included in property and equipment.

Loans and advances

Loans and advances originated by Bank Austria are carried in the balance sheet at their gross amounts, i.e. before deduction of provisions, including accrued interest. Interest is accrued only to the extent that interest is expected to be received. If such loans and advances are the hedged items of a fair value hedge, the carrying amount of the hedged item is adjusted for the gain or loss attributable to the hedged risk. Amounts of premiums or discounts are accounted for on the accrual basis.

Loans and advances classified as available for sale are carried at their fair values.

Loan loss provisions

The item Loan loss provisions shows the total amount of provisions made for losses on loans and advances in the form of specific provisions (including flat-rate specific provisions) and other provisions. Loan loss provisions are made on the basis of estimates of future loan losses and interest rebates.

Trading assets

Trading assets, i.e. securities held for trading and positive market values on derivative financial instruments which are part of the trading book, are recognised at their fair values. To determine fair value,

(1) Summary of significant accounting principles (Continued)

market prices and market-related valuations (Bloomberg, Reuters, Telerate,...) are used. Where such prices or valuations are not available, internal prices based on present value calculations or option pricing models are applied.

Netting is performed only to the extent that there is an enforceable netting right and this reflects the actually expected future cash flows under the transaction.

Investments

Assets carried as investments are classified as held to maturity or available for sale. Held-to-maturity investments are carried at amortised cost. A held-to-maturity investment is impaired if its carrying amount is greater than its recoverable amount. Such an impairment is recognised in net income. Shares in companies which are neither consolidated nor accounted for under the equity method, are classified as available for sale.

Available-for-sale financial assets are carried at their fair values, to the extent that fair value can be determined. Changes in value other than those resulting from an impairment are recognised directly in the available-for-sale reserve in equity with no effect on net income until such asset is sold.

Intangible assets, property and equipment

Property and equipment as well as intangible assets are carried at cost less depreciation and/or amortisation. Any impairments are recognised in income. When the circumstances that led to such an impairment cease to exist, a reversal of the impairment loss is made.

Assets are depreciated on a straight-line basis over their estimated useful lives. At Bank Austria, depreciation and amortisation is calculated on the basis of the following average useful lives of property and equipment and intangible assets:

- buildings used for banking operations: 25-50 years
- office furniture and equipment: 4-15 years
- software: 4-6 years
- goodwill: 15-20 years

Other assets

The principal components of this item are receivables not relating to the banking business (mainly accounts receivable from deliveries of goods and the performance of services), tax claims, positive market values on derivative financial instruments not included in the trading book (exclusively held for hedging purposes), and deferred taxes.

Deferred taxes

Taxes on income are recognised and calculated in accordance with IAS 12 under the balance sheet liability method. At any taxable entity, the calculation is based on the tax rates that are expected to apply to the period in which the deferred tax asset or liability will reverse.

Deferred tax assets and liabilities are calculated on the basis of the difference between the carrying amount of an asset or a liability recognised in the balance sheet and its respective tax base. This will probably increase or decrease the income tax charge in the future (temporary differences). Deferred tax assets are recognised for tax losses carried forward if it is probable that future taxable profits will be available at the same taxable entity. Deferred tax assets and liabilities are not discounted.

The tax expense included in the determination of net income is recognised in the item Taxes on income in the consolidated income statement. In the notes, tax expense is broken down into current and deferred income tax expense. Taxes other than those on income are included in the item Balance of other operating income and expenses.

(1) Summary of significant accounting principles (Continued)

Trading liabilities

This item includes in particular negative market values on derivative financial instruments held in the trading portfolio.

Liabilities

All liabilities are stated at their nominal amounts.

In the case of liabilities evidenced by certificates, any difference between the issue price and the amount repayable is amortised over the period to maturity.

The dividend proposed at the Annual General Meeting is not included in the liabilities.

Provisions

A provision is recognised only if there is a legal or constructive obligation towards a third party outside the Group and a reliable estimate can be made of the amount of the obligation.

Provisions for post-employment benefits (severance payments and retirement benefits)

Provisions for post-employment benefits are recognised using the projected unit credit method in accordance with IAS 19.

If rights to benefits are secured by defined-contribution plans, no provisions are made. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense in the current period. There are no obligations going beyond that.

Under a commitment to provide defined benefits, Bank Austria continues to recognise a pension provision for the rights of retired employees and—as a special feature of Bank Austria AG's staff regulations—for the future benefits, equivalent to those under mandatory insurance, earned by active employees for whom Bank Austria AG has assumed the obligations of the mandatory pension insurance scheme pursuant to Section 5 of the Austrian General Social Insurance Act (ASVG). Disability risk as determined remains covered by the provision, allowance being made for benefits from the pension funds.

The pension obligations arising from commitments made by Group companies and existing at the balance sheet date were determined—with due regard to existing internal service regulations within the companies—on the basis of the following actuarial assumptions:

- discount rate: 6%
- salary increases under collective bargaining agreements: 2% p.a.
- career trends: 0.25%-0.5% p.a.
- regular salary increases under Bank Austria's remuneration system
- AVÖ 1999-P statistical tables (for salaried staff)

There were no changes compared with the previous year.

Minority interests

The amount of minority interests is calculated in proportion to the interests of minority shareholders in the net assets.

Shareholders' equity

Shareholders' equity is composed of paid-in capital, i.e. capital made available to the company by shareholders (subscribed capital plus capital reserves), and earned capital (revenue reserves, reserves pursuant to Section 23 (6) of the Austrian Banking Act, reserves for own shares, revaluation reserve, net

(1) Summary of significant accounting principles (Continued)

income; excluding distributions in previous periods). This item also includes gains and losses on available-for-sale financial assets (available-for-sale reserve), which are recognised in equity for the first time this year, and those components of hedge accounting in accordance with IAS 39 which are not included in net income (cash flow hedge reserve), after adjustment for deferred taxes.

Other liabilities

This item includes in particular negative market values on derivative instruments which are not part of the trading portfolio and are exclusively used for hedging purposes. The item includes those accrued liabilities for which the amount and the timing is uncertain, but the probability of occurrence is higher than for provisions.

Net interest income

Interest income is accrued as long as such income is expected to be recoverable. Income mainly received as payment for the use of capital (usually calculated, like interest, on the basis of a specific term or on the amount receivable) is included in income similar to interest. Income from equity interests and from property rented to third parties is also included in this item.

The same principles apply to the recognition of interest expenses.

Losses on loans and advances

This item includes additions to provisions for losses on loans and advances, and income from the release of loan loss provisions as well as recoveries of loans and advances previously written off.

Net fee and commission income

Net fee and commission income comprises income from services provided against fees and commissions as well as expenses incurred for services provided by third parties and related to the Group's fee-earning business.

Net trading result

In addition to the realised and unrealised results from the valuation of trading positions using the mark-to-market method, the net trading result from equity-related business also includes dividend income and funding costs relating to shares held for trading, as well as accrued interest and funding costs relating to other trading assets.

Notes to the income statement

Under the Bank of the Regions Agreement, the Bank Austria Creditanstalt Group focuses on Austria and the CEE countries. On the basis of the agreement, the Bank Austria Creditanstalt Group took over HVB's subsidiaries in the CEE countries and transferred to HVB its own foreign branches and foreign subsidiaries outside the CEE region. This material structural change is reflected in the balance sheet and in the income statement of the Bank Austria Creditanstalt Group.

Notes to the income statement

(2) Net interest income

	2001	2000
	€ m	
Interest income from loans and advances to banks and customers	6,548	6,091
Interest income from bonds and other fixed-income securities	1,129	1,930
Interest income from leasing transactions	203	193
Share of net income of companies accounted for under the equity method	56	177
Other income similar to interest	254	279
INTEREST AND SIMILAR INCOME	**8,190**	**8,670**
Interest expenses for amounts owed to banks and customers	4,161	4,601
Interest expenses for liabilities evidenced by certificates	1,351	1,809
Other expenses similar to interest	5	20
INTEREST AND SIMILAR EXPENSES	**5,518**	**6,430**
NET INTEREST INCOME	**2,672**	**2,240**

(3) Losses on loans and advances

	2001	2000
	€ m	
Direct write-offs of, and provisions for, loans and advances to banks and customers	1,222	991
Release of provisions for loans and advances to banks and customers	(467)	(249)
Recoveries of loans and advances previously written off	(38)	(76)
Allocation to provisions for contingent liabilities and commitments	48	46
Release of provisions for contingent liabilities and commitments	(62)	(44)
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES(*)	**703**	**668**

(*) Details are given in the Risk Report in note 38.

(4) Net fee and commission income

	2001	2000
	€ m	
Payment transactions	366	272
Securities business	243	273
Foreign exchange, foreign notes and coin, and precious metals transactions	242	134
Lending business	132	126
Other services and advisory business	77	56
NET FEE AND COMMISSION INCOME	**1,061**	**862**

(5) Net trading result

	2001	2000
	€ m	
Equity-related transactions	(27)	4
Currency-related transactions	164	95
Interest rate-related transactions	125	38
NET TRADING RESULT	**261**	**137**

(6) General administrative expenses

	2001	2000
	€ m	
Wages and salaries	1,011	842
Statutory social-security contributions	180	167
Other employee benefits	26	25
Expenses for severance payments and retirement benefits	270	207
Staff costs	**1,487**	**1,242**
Other administrative expenses	**1,049**	**782**
Depreciation and amortisation	**237**	**135**
on property and equipment	*183*	*110*
on intangible assets excluding goodwill	*54*	*25*
GENERAL ADMINISTRATIVE EXPENSES	**2,773**	**2,159**

Amortisation of goodwill which is included in the balance sheet item Intangible assets is reflected in the item Amortisation of goodwill (see note 9).

(7) Balance of other operating income and expenses

	2001	2000
	€ m	
Other operating income	487	103
Other operating expenses	453	160
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**34**	**(57)**

The balance of other operating income and expenses includes gains of € 204 m, and losses of € 175 m, on sales of consolidated subsidiaries which were effected as part of the transfers of regional operations.

(8) Net income from investments

Included in the net figure is an amount of € 187 m resulting from the transfer of ordinary shares previously held by the Bank Austria Creditanstalt Group in Bank für Kärnten und Steiermark AG, Klagenfurt, in Bank für Tirol und Vorarlberg AG, Innsbruck, and in Oberbank AG, Linz, to a subsidiary of a foundation independent of the bank in return for equity shares.

About € 71 m was realised from sales of other equity interests (to subsidiaries of the foundation). Also included in net income from investments is an amount of € 44 m representing losses on sales resulting from the transfers of regional operations.

(9) Amortisation of goodwill

Amortisation of goodwill includes regular amortisation in the amount of € 53 m—an increase over the previous year due to additions resulting from the transfer of HVB units in Central and Eastern Europe—and special amortisation in the amount of € 20 m; the latter reduced the net income from the transfer of the three Austrian regional banks to the subsidiary of the independent foundation referred to above.

(10) Taxes on income

	2001	2000
	€ m	
Current income tax expense	120	41
of which: abroad	*108*	*17*
of which: Austria	*12*	*24*
Deferred income tax expense (+) / income (-)	(22)	6
Taxes on income	**98**	**47**

	2001	2000
	€ m	
Net income before taxes	655	662
Computed income tax expense (34%)	**223**	**225**
Tax arising from non-deductible expenses	68	7
Tax saving from use of foreign tax rates	(36)	(28)
Tax saving on tax-exempt income from equity interests	(51)	(81)
Tax saving on other tax-exempt income	(178)	(58)
Tax saving on net income from companies accounted for under the equity method	(11)	(43)
Tax arising from non-deductible amortisation of goodwill	23	16
Tax saving on investment incentives	(10)	(11)
Tax credits from previous years	(2)	(8)
Changes in the extent to which tax losses carried forward can be utilised	66	30
Other tax effects	6	(2)
Reported tax expense (+) / income (-)	**98**	**47**

In the financial year, no income taxes arose in connection with extraordinary transactions. As a result of the acquisition of companies, the exclusion of companies from consolidation, changes in exchange rates used for currency translation, and changes in the available-for-sale reserve and the cash flow hedge reserve, the change in deferred taxes does not correspond to the expense.

The assets include deferred tax assets arising from the carryforward of unused tax losses in the amount of € 319 m (2000: € 212 m). Most of the tax losses carried forward can be carried forward without time restriction.

In respect of tax losses carried forward in the amount of € 615 m (2000: € 663 m), no deferred tax asset was recognised because, from a current perspective, a tax benefit will probably not be realisable within a reasonable period. Information in future business years may require an adjustment to deferred tax assets.

(11) Earnings per share

	2001	2000
Number of shares as at 31 December	114,000,000	114,000,000
Average number of shares outstanding	114,000,000	114,443,296
Net income adjusted for minority interests in €	483,388,000	591,809,000
Earnings per share in €	4.24	5.17

During the reporting period, no financial instruments were outstanding which could have a dilutive effect on the ordinary shares. Therefore basic earnings per share equal diluted earnings per share.

Notes to the balance sheet

The changes in balance sheet figures compared with the previous year are partly due to structural changes resulting from the implementation of the Bank of the Regions Agreement.

(12) Loans and advances to banks and customers

Breakdown by product

	2001	2000
	€ m	
Money market placements with banks	28,318	30,275
Loans to banks	8,364	3,636
Mortgage loans	4,650	4,356
Loans to local authorities	5,423	5,366
Leasing receivables	3,298	2,844
Export loans	7,581	8,300
Other loans and advances to customers	63,545	66,960
of which: acquired loans and advances (held to maturity)	*1,795*	—
LOANS AND ADVANCES TO BANKS AND CUSTOMERS	**121,178**	**121,737**

Breakdown by region

	2001	2000
	€ m	
Austria	**57,791**	**56,811**
Abroad	**63,387**	**64,926**
of which: Central and Eastern Europe	*20,839*	*13,134*
of which: North America	*5,409*	*14,135*
TOTAL	**121,178**	**121,737**

Breakdown by remaining maturity

	Repayable on demand	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
			€ m			
Loans and advances to, and placements with, banks	1,336	20,910	9,041	7,953	3,354	42,596
Loans and advances to customers	9,922	8,977	6,684	13,809	39,190	78,583
LOANS AND ADVANCES TO BANKS AND CUSTOMERS—2001	**11,258**	**29,888**	**15,726**	**21,763**	**42,544**	**121,178**
Loans and advances to, and placements with, banks	1,009	18,246	14,410	2,913	2,839	39,417
Loans and advances to customers	10,694	8,789	8,178	18,373	36,286	82,320
LOANS AND ADVANCES TO BANKS AND CUSTOMERS—2000	**11,704**	**27,035**	**22,588**	**21,286**	**39,124**	**121,737**

Leasing business

	2001	2000
	€ m	
Total gross investment	3,875	3,803
Unearned finance income	(578)	(959)
Total net investment	3,298	2,844
Unguaranteed residual values	1,163	989

(12) Loans and advances to banks and customers (Continued)

New leasing business stated at cost developed as follows:

	2001	2000
	€ m	
Austrian leasing business	**450**	**695**
of which: real estate	*256*	*396*
of which: equipment	*194*	*299*
International leasing business	**448**	**179**

(13) Loan loss provisions

	for loans and advances to, and placements with, banks		for loans and advances to customers		for other lending business		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
				€ m				
At beginning of reporting year	48	74	2,808	2,274	97	88	2,953	2,436
Allocation	24	13	1,198	977	48	46	1,270	1,036
Release	(6)	(8)	(461)	(241)	(62)	(44)	(529)	(293)
Use	(7)	(8)	(437)	(497)	(3)	(4)	(447)	(509)
Exchange differences and other adjustments not reflected in the income statement	12	(24)	149	295	16	12	177	283
At end of reporting year	71	48	3,258	2,808	96	97	3,425	2,953

Provisions of € 97 m were reclassified from the previous year's Other provisions to the item Loan loss provisions.

Breakdown of loan loss provisions by region

	2001	2000
	€ m	
Loan loss provisions as at 31 December	**3,425**	**2,953**
of which: Austria	2,579	2,255
of which: abroad	842	698
of which: Central and Eastern Europe	*836*	*393*
of which: North America	*4*	*96*

(14) Trading assets

	2001	2000
	€ m	
Bonds and other fixed-income securities	4,509	7,217
of which: bonds and other debt securities issued by public borrowers	*330*	*1,987*
of which: bonds and other debt securities issued by other borrowers	*3,694*	*5,118*
of which: own debt securities	*486*	*112*
Shares and other variable-yield securities	1,816	1,209
of which: shares	*150*	*897*
of which: investment certificates	*735*	*293*
of which: other variable-yield securities	*930*	*19*
Positive market values on derivative financial instruments	7,307	5,496
of which: equity derivatives	*23*	*53*
of which: currency derivatives	*1,088*	*1,424*
of which: interest rate derivatives	*6,197*	*4,019*
Other trading assets	103	334
TRADING ASSETS	**13,735**	**14,256**

(15) Investments

	2001	2000
	€ m	
Bonds and other fixed-income securities	11,648	20,085
of which: bonds and other debt securities issued by public borrowers	*6,584*	*9,302*
of which: bonds and other debt securities issued by other borrowers	*4,464*	*10,627*
of which: own debt securities	*599*	*155*
Shares and other variable-yield securities	3,450	3,097
of which: shares	*526*	*494*
of which: investment certificates	*1,423*	*1,142*
of which: other variable-yield securities	*1,501*	*1,461*
Equity interests	1,244	1,447
of which: accounted for under the equity method	*400*	*957*
Shares in unconsolidated subsidiaries	1,040	1,161
Investment property	437	393
INVESTMENTS	**17,819**	**26,182**

	2001
	€ m
Held-to-maturity investments	9,236
of which: bonds and other fixed-income securities	*9,217*
Available-for-sale investments(1)	8,146
of which: shares in unconsolidated subsidiaries	*1,040*
of which: equity interests	*1,244*
of which: bonds and other fixed-income securities(2)	*2,431*
of which: shares and other variable-yield securities(2)	*3,431*
Investment property	437
TOTAL	**17,819**

(1) € 1,810 m of which carried at cost.

(2) These investments are not deemed to be investments as defined in the Austrian Commercial Code/Austrian Banking Act. This means that only the other items totalling € 11,957 m are included in the following table showing movements in investments as defined in the Austrian Commercial Code/Austrian Banking Act.

Movements in investments as defined in the Austrian Commercial Code/Austrian Banking Act

	Carrying value 31 Dec. 2000	Acquisition cost 1 Jan. 2001	Changes in group of consolidated companies	Additions	Disposals	Reclassifications	Accumulated depreciation	Changes under IAS 39 without effect on net income	Carrying value 31 Dec. 2001	Write ups(+)/ write downs and depreciation(-) in the financial year
	€ m									
Investments	**22,431**	**23,248**	**(1,295)**	**4,280**	**(5,854)**	**(7,376)**	**(673)**	**(374)**	**11,957**	**(32)**
Bonds and other fixed-income securities	18,038	18,569	(927)	3,019	(5,317)	(5,876)	(232)	(21)	9,217	—
Shares	1,393	1,395	—	11	(29)	(1,167)	(4)	(188)	19	(4)
Equity interests(*)	1,447	1,445	(398)	553	10	(111)	(163)	(92)	1,244	17
Shares in subsidiaries	1,161	1,245	30	696	(518)	(222)	(118)	(74)	1,040	(23)
Properties rented to third parties	393	593	—	—	—	—	(157)	—	437	(23)

(*) Including effect of valuation at equity.

(16) Intangible assets, property and equipment

	2001	2000
	€ m	
Goodwill	844	455
Other intangible assets	201	187
INTANGIBLE ASSETS	**1,045**	**642**

	2001	2000
	€ m	
Land and buildings used for banking operations	555	577
Other land and buildings	240	133
Other property and equipment	512	538
PROPERTY AND EQUIPMENT	**1,308**	**1,248**

Movements in intangible assets and in property and equipment

	Carrying value 31 Dec. 2000	Acquisition cost 1 Jan. 2001	Changes in group of consolidated companies	Additions	Disposals	Reclassifications	Accumulated depreciation	Carrying value 31 Dec. 2001	Write ups(1)/ write downs and depreciation(-) in the financial year
					€ m				
Intangible assets	642	934	8	535	(8)	(2)	(421)	1,045	(128)
Property and equipment	1,248	2,793	144	330	(187)	(443)	(1,331)	1,308	(183)

(17) Other assets

	2001	2000
	€ m	
Other assets	3,267	748
Deferred tax assets	983	502
Prepaid expenses	209	243
Other receivables	48	695
OTHER ASSETS	**4,508**	**2,188**

The increase in the sub-item Other assets is mainly due to positive market values on banking book derivatives designated as hedging instruments.

	2001	2000
	€ m	
Deferred tax assets	664	290
Recognised benefits from unused tax losses carried forward	319	212
DEFERRED TAX ASSETS	**983**	**502**

The net deferred tax asset of € 502 m recognised in the previous year represented the balance of total deferred tax assets of € 669 m and total deferred tax liabilities of € 167 m.

(17) Other assets (Continued)

Deferred tax assets refer to temporary differences in:

	2001	2000
	€ m	
Loans and advances to customers incl. loan loss provisions	105	100
Other assets	117	23
Amounts owed to banks and customers	32	24
Provisions for pensions and severance payments and other provisions	287	345
Other balance sheet items	6	1
Property and equipment	6	4
Investments	110	(38)
Trading assets	1	—
Liabilities evidenced by certificates	—	(2)
DEFERRED TAX ASSETS	**664**	**457**

(18) Amounts owed to banks and customers

Breakdown by product

	2001	2000
	€ m	
Money market deposits by banks	34,814	45,019
Refinanced export loans	9,874	10,245
Savings deposits	16,495	16,174
Sight deposits	16,664	13,663
Time deposits	26,803	23,210
Other amounts owed to banks and customers	3,664	3,841
AMOUNTS OWED TO BANKS AND CUSTOMERS	**108,314**	**112,152**

Breakdown by region

	2001	2000
	€ m	
Austria	**47,403**	**49,510**
Abroad	**60,911**	**62,642**
of which: Central and Eastern Europe	*18,851*	*10,958*
of which: North America	*11,255*	*12,717*
AMOUNTS OWED TO BANKS AND CUSTOMERS	**108,314**	**112,152**

Breakdown by remaining maturity

	Repayable on demand	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
			€ m			
Amounts owed to banks	2,319	31,898	1,677	1,590	10,869	48,352
Amounts owed to customers	16,664	24,301	5,921	6,087	6,989	59,962
Amounts owed to banks and customers—2001	**18,983**	**56,199**	**7,598**	**7,677**	**17,857**	**108,314**
Amounts owed to banks	5,196	40,495	2,888	1,418	9,109	59,105
Amounts owed to customers	15,878	20,750	7,726	4,750	3,942	53,047
Amounts owed to banks and customers—2000	**21,074**	**61,245**	**10,614**	**6,168**	**13,051**	**112,152**

(19) Liabilities evidenced by certificates

Breakdown by product

	2001	2000
	€ m	
Mortgage bonds	998	1,147
Local-authority bonds	1,437	1,592
Other debt securities	13,210	10,132
DEBT SECURITIES ISSUED	**15,645**	**12,871**
Bonds	2,604	2,046
Medium-term notes	701	901
Certificates of deposit	3,916	13,738
Other money market paper	320	130
OTHER LIABILITIES EVIDENCED BY CERTIFICATES	**7,541**	**18,412**
LIABILITIES EVIDENCED BY CERTIFICATES	**23,186**	**31,283**

Debt securities issued are liabilities evidenced by listed securities. Other liabilities evidenced by certificates are unlisted securities issues of the Bank Austria Creditanstalt Group. The decline in the sub-item Certificates of deposit is mainly due to the transfer of foreign branches.

Breakdown by remaining maturity

	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
			€ m		
Debt securities issued	371	1,543	7,455	6,275	15,644
Other liabilities evidenced by certificates	3,648	771	1,620	1,503	7,541
LIABILITIES EVIDENCED BY CERTIFICATES—2001	**4,018**	**2,314**	**9,075**	**7,778**	**23,186**
Debt securities issued	503	880	6,740	4,747	12,871
Other liabilities evidenced by certificates	14,648	1,007	1,412	1,345	18,412
LIABILITIES EVIDENCED BY CERTIFICATES—2000	**15,151**	**1,887**	**8,152**	**6,092**	**31,283**

(20) Trading liabilities

	2001	2000
	€ m	
Negative market values on derivative financial instruments	7,122	5,294
of which: equity derivatives	*94*	*46*
of which: currency derivatives	*1,011*	*1,438*
of which: interest rate derivatives	*6,017*	*3,810*
TRADING LIABILITIES	**7,122**	**5,294**

The above table shows only derivatives held for trading.

(21) Provisions

	2001	2000
	€ m	
Severance payments and retirement benefits	2,564	2,423
Provisions for taxes	485	143
of which: for current taxes	*61*	*63*
of which: for deferred taxes	*424*	*80*
Other provisions	203	407
of which: for impending losses	*193*	*327*
of which: for restructuring costs	*10*	*80*
PROVISIONS	**3,251**	**2,972**

Deferred tax liabilities

	2001	2000
	€ m	
Loan loss provisions for loans and advances to banks and customers	19	11
Investments	294	185
Other assets	9	—
Property and equipment	43	41
Amounts owed to banks and customers	9	—
Trading assets	39	6
Liabilities evidenced by certificates	4	—
Other balance sheet items	7	4
DEFERRED TAX LIABILITIES	**424**	**247**

Of the deferred tax liabilities of € 247 m in 2000, only € 80 m was included in the previous year's provisions for deferred taxes.

Movements in provisions for severance payments, pensions and similar obligations

	2001	2000
	€ m	
Provision as at 1 January	**2,423**	**2,243**
+/− change in group of consolidated companies	24	8
+ interest cost	145	98
+ current service cost	45	41
+ past service cost (including additional amount from provision for restructuring costs)	89	137
+/− balance of transfers from/payments to Austrian mandatory pension insurance scheme (ASVG)	2	—
− pension payments in the reporting year	(164)	(104)
− settlement	—	—
Provision as at 31 December	**2,564**	**2,423**

Unamortised actuarial losses amounted to € 54 m; the corridor of 10% was not exceeded.

(21) Provisions (Continued)

Movements in other provisions

	As at 1 Jan. 2001	Changes in group of consolidated companies	Addition	Release	Transfer	Use	As at 31 December 2001
			€ m				
Provisions for impending losses	*229*	*37*	*53*	*6*	*(62)*	*57*	*193*
Provisions for restructuring costs	*80*	*—*	*10*	*31*	*—*	*49*	*10*
OTHER PROVISIONS	**309**	**37**	**63**	**37**	**(62)**	**106**	**203**

Of the total amount of other provisions recognised in the previous year, € 97 m reclassified as loan loss provisions.

(22) Other liabilities

	2001	2000
	€ m	
Other amounts payable	2,382	2,752
Deferred income	167	253
Negative market values on banking-book derivatives	1,871	—
OTHER LIABILITIES	**4,420**	**3,005**

All of the derivatives included in the sub-item Negative market values on banking-book derivatives are part of hedging relationships.

(23) Subordinated capital

	2001	2000
	€ m	
Subordinated liabilities	5,794	3,805
Supplementary capital	1,438	1,225
SUBORDINATED CAPITAL	**7,232**	**5,030**

Breakdown by remaining maturity

	Repayable on demand	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
			€ m			
Subordinated liabilities	—	85	355	1,236	4,119	5,794
Supplementary capital	—	—	—	51	1,387	1,438
SUBORDINATED CAPITAL—2001	**—**	**85**	**355**	**1,287**	**5,506**	**7,232**
Subordinated liabilities	—	10	62	1,527	2,206	3,805
Supplementary capital	—	—	—	69	1,156	1,225
SUBORDINATED CAPITAL—2000	**—**	**10**	**62**	**1,596**	**3,362**	**5,030**

Additional IAS disclosures

(24) Fair values

The following table shows the fair values of balance sheet items and related off-balance sheet transactions. Loans and advances to, and placements with, banks as well as loans and advances to customers are stated after deduction of loan loss provisions. The fair values indicated in the table are the amounts for which the financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. To the extent that market prices

(24) Fair values (Continued)

were available from exchanges or other efficient markets, these were stated as fair values. For the other financial instruments, internal valuation models were used, in particular the present value method. For fixed-rate loans and advances to, and amounts owed to, banks and customers with a remaining maturity of, or regular interest rate adjustment within, less than one year, amortised cost was stated as fair value. Investments in listed companies are included in the fair value of investments at their market values as at the balance sheet date.

	2001		2000		Difference between carrying value and fair value in 2001	Difference between carrying value and fair value in 2000
	Carrying value	Fair value	Carrying value	Fair value		
	€ m					
Loans and advances to, and placements with, banks	42,554	42,706	39,371	39,520	+152	+149
Loans and advances to customers	75,327	75,694	79,517	79,876	+367	+359
Investments	17,832	17,940	26,182	26,479	+108	+297
Amounts owed to banks	47,677	47,611	59,105	59,107	−66	+3
Amounts owed to customers	59,962	59,992	53,047	53,015	+30	−32
Liabilities evidenced by certificates	23,902	23,850	31,283	31,375	−52	+92
Subordinated capital	7,232	7,332	5,030	5,272	+99	+242

fair value higher than carrying value (+)

fair value lower than carrying value (−)

(25) Loans and advances to, and amounts owed to, unconsolidated subsidiaries and companies in which an equity interest is held

The following table shows the amounts of Bank Austria's loans and advances to, and amounts owed to, unconsolidated subsidiaries and other companies in which Bank Austria holds an equity interest. Business relations with these companies are maintained on terms and conditions in line with banking practice.

	Subsidiaries		Other equity interests	
	31 Dec. 2001	31 Dec. 2000	31 Dec. 2001	31 Dec. 2000
	€ m			
Loans and advances				
Loans and advances to, and placements with, banks	331	457	2,973	1,961
Loans and advances to customers	1,452	1,829	1,622	1,159
Loan loss provisions	—	—	—	—
Trading assets	486	—	42	—
Investments	498	11	148	191
TOTAL	**2,767**	**2,297**	**4,785**	**3,310**
Liabilities				
Amounts owed to banks	18	328	11,162	10,644
Amounts owed to customers	204	126	410	336
Liabilities evidenced by certificates	—	—	80	43
Subordinated capital	—	—	7	7
TOTAL	**222**	**454**	**11,659**	**11,029**

(26) Segment reporting

The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2001. The corporate divisions operate like independent units, they have their own capital resources and are responsible for their own results. The definition of business segments is primarily based on service responsibility for customers.

The internal reporting structure in the Bank Austria Creditanstalt Group comprises the following business segments:

Domestic Private Customers and Professionals

Responsibility for **Domestic Private Customers and Professionals** covers the retail banking activities of Bank Austria AG, Creditanstalt AG, SKWB Schoellerbank AG and the credit card business.

Domestic Corporate Customers

Domestic Corporate Customers essentially includes the corporate banking activities of Bank Austria AG and Creditanstalt AG as well as the leasing business of the Bank Austria Creditanstalt Group.

International Markets—Domestic Operations

International Markets—Domestic Operations essentially comprises the treasury activities of the Bank Austria Creditanstalt Group's domestic operations.

CEE

CEE includes the commercial banking units of the Bank Austria Creditanstalt Group in Central and Eastern Europe, whose activities are based on the implementation of the Bank of the Regions Agreement.

Asset Management

Asset Management comprises the Bank Austria Creditanstalt Group's asset management activities.

Other items/reclassifications

Other items/reclassifications cover equity interests that are not attributed to a business segment and all those units that have not yet been transferred to HVB. Also included are inter-segment eliminations and other items which cannot be attributed to the individual business segments.

Net interest income is split up according to the "market interest rate method". Costs are allocated to the individual business segments from which they arise.

Goodwill arising on acquisitions is also attributed to the individual business segments.

Capital allocation is based on supervisory guidelines. Capital allocated to the business segments is 5.4% of the risk positions (credit and market risk equivalent).

An interest rate which represents the long-term average return on risk-free investments in the capital market, as determined by empirical surveys, is applied to allocated capital, and the notional income from investment of capital is included in net interest income.

The result of each segment is measured by the net income before taxes generated by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments.

The management structure in the Bank Austria Creditanstalt Group in 2001 reflects the new focus of the Bank Austria Creditanstalt Group's activities as agreed in the Bank of the Regions Agreement. The comparative figures used in presenting the development of the individual corporate divisions are those

(26) Segment reporting (Continued)

of the pro-forma presentation. This form of presentation is based on the assumption that the Group structure of the Bank Austria Creditanstalt Group applicable as at the end of 2001 existed already in 2000.

		Domestic Private Customers and Professionals	Domestic Corporate Customers	International Markets-Domestic Operations	CEE	Asset Management	Other items/ reclassifications	Bank Austria Creditanstalt Group
					€ m			
Net interest income	2001	830	787	174	758	7	116	2,672
	Pro forma 2000	881	728	7	580	25	224	2,445
Losses on loans and advances	2001	(91)	(491)	—	(119)	—	(1)	(703)
	Pro forma 2000	(97)	(295)	5	(110)	—	(144)	(641)
Net fee and commission income	2001	446	288	29	269	27	1	1,061
	Pro forma 2000	478	313	44	231	22	5	1,093
Net trading result	2001	2	1	74	101	66	16	261
	Pro forma 2000	7	0	77	168	17	(32)	236
General administrative expenses . . .	2001	(1,102)	(516)	(146)	(779)	(53)	(177)	(2,773)
	Pro forma 2000	(1,053)	(605)	(184)	(655)	(35)	(63)	(2,596)
Balance of other operating income and expenses . . .	2001	29	14	5	(15)	—	2	34
	Pro forma 2000	(7)	26	11	(31)	—	(41)	(43)
Operating profit	2001	114	83	137	215	47	(43)	552
	Pro forma 2000	207	166	(40)	182	28	(51)	492
Net income from investments .	2001	6	4	36	(17)	(13)	171	187
	Pro forma 2000	(1)	37	84	33	(16)	238	376
Balance of other income and expenses . . .	2001	—	(2)	(1)	(2)	—	(5)	(10)
	Pro forma 2000	(2)	1	(1)	(3)	—	(5)	(10)
Amortisation of goodwill . . .	2001	(2)	(1)	(8)	(35)	—	(28)	(73)
	Pro forma 2000	(5)	(1)	(6)	(30)	—	(17)	(60)
Net income before taxes .	2001	118	83	165	162	34	94	655
	Pro forma 2000	199	205	37	182	12	164	800
Credit and market risk equivalent (average) . . .	2001	11,390	33,675	4,241	12,430	1,936	10,570	74,241
	Pro forma 2000	11,459	35,094	5,997	11,417	1,161	6,650	71,778
Equity allocated (average) . . .	2001	615	1,818	229	671	105	571	4,745
	Pro forma 2000	619	1,895	324	617	63	359	4,533
Return on equity before taxes in %	2001	19.1	4.6	71.8	24.1	32.6	—	13.8
	Pro forma 2000	32.2	11.8	11.5	29.5	19.4	—	17.7
Cost/income ratio in % . . .	2001	84.3	47.3	51.6	70.0	53.3	—	68.8
	Pro forma 2000	77.6	56.7	131.9	69.1	55.9	—	69.6

Breakdown of income by region (figures published for 2000)

	Austria		Central and Eastern Europe		Other regions		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
				€ m				
Net interest income	1,774	1,556	839	205	60	479	2,672	2,240
Losses on loans and advances	577	519	122	8	4	138	703	666
Net interest income after losses on loans and advances	1,196	1,037	717	197	56	341	1,969	1,574
Net fee and commission income	780	709	302	104	(22)	49	1,061	862
Net trading result	82	96	108	21	70	20	261	137

(27) Assets on which interest is not being accrued

Within Bank Austria, assets are put on a non-accrual status if interest-earning assets are not expected to produce interest income inflows in the subsequent period.

	2001	2000
	€ m	
Non-accrual assets within loans and advances to, and placements with, banks	96	518
Non-accrual assets within loans and advances to customers	2,980	2,269
ASSETS PUT ON A NON-ACCRUAL STATUS	**3,076**	**2,787**

(28) Assets pledged as security

Bank Austria has pledged cash and cash equivalents as security for liabilities in connection with the clearing of securities and foreign exchange transactions.

	2001	2000
	€ m	
Margin requirement at futures and options exchanges and with various brokers	315	140
Security provided in favour of Oesterreichische Kontrollbank AG for the settlement of securities transactions	28	28
Security provided in favour of foreign banks for securities lending transactions	69	44
Assets pledged in favour of foreign banks and other foreign financial institutions	757	533
Security provided in favour of Euro-Clear for securities transactions	837	785
Claims assigned in favour of Oesterreichische Kontrollbank AG	6,622	6,623
Securities deposited for euro banknotes and coins distributed in advance (only 31 December 2001)	**1,648**	—
SUB-TOTAL	**10,276**	**8,152**
Cover fund for savings deposits held in trust for guardianships	85	87
Cover fund for funded bonds	608	747
Cover fund for mortgage bonds and municipal bonds	4,607	2,128
TOTAL	**15,576**	**11,113**

(29) Subordinated assets

	2001	2000
	€ m	
Loans and advances to, and placements with, banks	1,533	199
of which: subsidiaries	*1,427*	*197*
of which: equity interests	*1*	*1*
Loans and advances to customers	421	113
of which: subsidiaries	—	—
of which: equity interests	*17*	*4*
Trading assets	34	—
Bonds and other fixed-income securities	327	533
Shares and other variable-yield securities	720	52
of which: subsidiaries	*7*	*6*
of which: equity interests	*6*	*6*

The increase in loans and avances to, and placements with, banks relates mainly to HVB Group companies.

(30) Contingent liabilities and commitments

	2001	2000
	€ m	
Acceptances and endorsements	26	103
Other contingent liabilities	11,753	10,976
TOTAL CONTINGENT LIABILITIES	**11,779**	**11,079**
Liabilities arising from sales with an option to repurchase	1,383	2,368
Other commitments	7,086	16,824
TOTAL COMMITMENTS	**8,469**	**19,192**

(31) Assets and liabilities in foreign currency

	2001		2000	
	Assets	Liabilities	Assets	Liabilities
	€ m			
Euro	**96,129**	**101,421**	**93,037**	**97,606**
US dollar	23,480	28,300	36,949	35,876
Swiss franc	12,461	3,665	11,625	10,781
Yen	6,030	4,797	5,805	4,664
Other	21,497	21,414	17,604	16,092
SUB-TOTAL—FOREIGN CURRENCIES	**63,468**	**58,176**	**71,983**	**67,413**
TOTAL	**159,597**	**159,597**	**165,019**	**165,019**

(32) Trust assets

As part of its business activities, Bank Austria also manages trust assets (as at balance sheet date: € 2,066 m; 2000: € 1,943 m) which are not permitted to be recognised in the balance sheet.

(33) Repurchase agreements

Under repurchase agreements, assets were sold to third parties with a commitment to repurchase the financial instruments at a price specified when the assets were sold. At the balance sheet date, the total amount of repurchase agreements was € 1,652 m (2000: € 5,522 m).

(34) List of selected subsidiaries and other equity interests

Name and domicile of company	Ownership interest in %	
CONSOLIDATED COMPANIES		
Asset Management GmbH, Vienna	100.00	
BA/CA Asset Finance Limited, Glasgow	96.04	
BA/CA Export Finance Limited, London	100.00	
Bank Austria Cayman Islands Ltd., Georgetown, Cayman Islands	100.00	
Bank Austria Creditanstalt d.d., Ljubljana	99.54	
Bank Austria Creditanstalt Leasing GmbH, Vienna	99.98	
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.00	
Bank Austria Handelsbank Aktiengesellschaft, Vienna	100.00	
Bank Austria Treuhand GmbH, Vienna	75.00	
Bank Przemyslowo-Handlowy PBK S.A., Kraków	33.58	controlled
BANKPRIVAT AG, Vienna	100.00	
CA Betriebsobjekte AG, Vienna	100.00	
CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna	100.00	
CA IB Investmentbank Aktiengesellschaft, Vienna	100.00	
CA IB International Markets Ltd., London	100.00	
CA IB Securities a.s., Prague	100.00	
CA IB Securities Rt., Budapest	99.09	
CA IB Securities S.A., Warsaw	100.00	
CABET-Holding-Aktiengesellschaft, Vienna	100.00	
CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna	100.00	
Creditanstalt AG, Vienna	100.00	
DOMUS FACILITY MANAGEMENT GmbH, Vienna	100.00	
Gornoslaski Bank Gospodarczy—Spólka Akcyjna, Katowice	23.11	controlled
Hypo Vereinsbank Bank Hipoteczny S.A., Warsaw	33.58	controlled
HVB Bank Croatia. d.d., Zagreb	80.02	
HVB Bank Czech Republic a.s., Prague	99.50	
HVB Bank Hungary Rt., Budapest	100.00	
HVB Bank Romania S.A., Bucharest	100.00	
HVB Bank Slovakia a.s., Bratislava	100.00	
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	100.00	
RINGTURM Kapitalanlagegesellschaft m.b.H., Vienna	40.00	controlled
SKWB Schoellerbank Aktiengesellschaft, Vienna	100.00	
VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna	75.00	
WAVE Solutions Information Technology GmbH, Vienna	100.00	
ASSOCIATED COMPANIES VALUED AT EQUITY		
Adria Bank Aktiengesellschaft, Vienna	25.50	
B.I.I. Creditanstalt International Bank Ltd., George Town, Grand Cayman	50.00	
Banco B.I. Creditanstalt S.A., Buenos Aires	50.00	
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	27.08	
CA Versicherung AG, Vienna	50.00	
Investkredit Bank AG, Vienna	26.74	
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	49.15	
Union Versicherungs-Aktiengesellschaft, Vienna	33.33	

(34) List of selected subsidiaries and other equity interests (Continued)

Name and domicile of company	Ownership interest in %	
UNCONSOLIDATED		
A. SUBSIDIARIES		
AWT International Trade and Finance AWT Internationale Handels und Finanzierungs Aktiengesellschaft, Vienna	100.00	
Bank Austria Creditanstalt Immobilienagentur GmbH, Vienna	100.00	
BA Private Equity GmbH, Vienna	100.00	
BA/CA Capital Management Ltd., Central Hong Kong	66.67	
DATA AUSTRIA Datenverarbeitungs GmbH, Vienna	100.00	
FactorBank Aktiengesellschaft, Vienna	52.00	
GANYMED Immobilienvermietungsgesellschaft m.b.H., Vienna	100.00	
HVB Bank Bulgaria EAD, Sofia	100.00	
HVB Bank Yugoslavia A.D., Belgrade	99.00	
HYPERION Immobilienverwaltungsgesellschaft m.b.H., Vienna	100.00	
Immobilien Rating GmbH, Vienna	99.00	
Informations-Technologie Austria GmbH, Vienna	61.37	not controlled
JSCB HVB Bank Ukraine, Kiev	89.07	
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	50.00	
Österreichisches Verkehrsbüro Aktiengesellschaft, Vienna	63.83	
PlanetHome GmbH, Vienna	50.00	
UNIVERSALE International Realitäten GmbH, Vienna	100.00	
B. ASSOCIATED COMPANIES		
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura	45.57	
M.A.I.L. Finanzberatung GmbH, Vienna	49.00	
Vereinigte Pensionskasse Aktiengesellschaft, Vienna	30.11	
C. OTHER COMPANIES		
Einlagensicherung der Banken und Bankiers Gesellschaft m.b.H., Vienna	18.64	
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	21.92	
NOTARTREUHANDBANK AG, Vienna	25.00	
WED Wiener Entwicklungsgesellschaft für den Donauraum Aktiengesellschaft, Vienna	18.00	
WIENER STÄDTISCHE Allgemeine Versicherung Aktiengesellschaft, Vienna	8.00	

Note:

The **ownership interest** is the Bank Austria Group's ownership interest in the equity of the company. For the purpose of calculating the ownership interest in a target company, shares held by consolidated companies and by other subsidiaries are added up.

controlled = controlled on the basis of syndicate or other agreements

not controlled = not controlled on the basis of syndicate or other agreements

Risk Report

(35) Global risk management

Bank Austria identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group and works closely with the risk control and risk management units of HypoVereinsbank.

Bank Austria divides the monitoring and controlling processes associated with risk controlling and risk management into the following categories:

- market risk
- credit risk
- liquidity risk
- operational risk
- business risk
- risks arising from the bank's own real estate portfolio and
- risks arising from the bank's equity interests

The Managing Board determines the risk policy and approves the principles of risk controlling and risk management, the establishment of limits for all relevant risks, and the risk control procedures.

In performing these tasks, the Managing Board is supported by specific committees and independent risk controlling and risk management units.

MARALCO is responsible for the management of balance-sheet structure positions and controls market risk arising from the trading books. This committee also establishes the framework and limits for banking subsidiaries. Credit risk is assessed by the credit committee and by the country risk committee. The task of the newly established Sales ALM unit is to coordinate risk control between sales units and overall bank management.

The "Market Risk Management and ALCO Support", "Profit Measurement—Trading", "Credit Risk Methods and Instruments" and "Operational and Group Risk" departments are in charge of developing and implementing the methods of risk measurement; further improving and refining the measurement and control instruments; complying with the relevant minimum requirements applicable to trading activities; developing and maintaining manuals; as well as reporting on the Bank Austria Creditanstalt Group's risk profile in an independent and neutral manner.

Credit risk is managed for the Bank Austria Creditanstalt Group as a whole, and across all types of products and customer groups, by the Managing Board member responsible for risk management.

Since the beginning of 2001, the Bank Austria Creditanstalt Group has applied the principle of dual management and control. Under this principle, both regulatory capital and economic capital are expected to yield a specific return. The target returns for both measures of capital have been defined with a view to achieving a return on equity after taxes of 15% in the long term. While the amount of regulatory capital is derived from the relevant rules of the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way. With the exception of liquidity risk, economic capital is calculated using uniform value-at-risk methods across all types of risk. For this purpose, unexpected losses over a period of one year are calculated with a confidence level of 99%. Risk capital is part of the annual budgeting process and complements the earnings and cost budgets.

The Bank Austria Creditanstalt Group is included in the risk monitoring and risk management system of the entire HVB Group, and comprehensive and consolidated HVB risk figures are calculated, periodically. This ensures uniform risk management across the entire HVB Group.

(35) Global risk management (Continued)

Market risks on trading activities

At Bank Austria, market risk management encompasses the recognition, measurement, monitoring and management of all market risks resulting from the banking business. The processes and methods used for defining and reviewing limits as well as measuring risks associated with trading activities have been summarised in a market risk management manual.

Over the past few years, the value-at-risk (VAR) method has generally become the accepted method of measuring market risk. This method was introduced throughout Bank Austria on a Group-wide basis and has replaced or supplemented the former limit systems. Value at risk represents the potential loss which might arise from a trading book and is determined by the statistically expected changes in market parameters.

Bank Austria uses a self-developed model and takes a variance-covariance approach. Daily risk measurement is based on two standard deviations and a one-day holding period. Using this method, possible losses arising from the trading books are no larger, with a probability of 97.5%, than the amount of value at risk.

As at 31 December 2001, value at risk for our trading books was as follows:

	Bank Austria AG	Bank Austria Group
Exchange rate risk	€ 7.0 m	€ 6.9 m
Equity position risk	€ 1.1 m	€ 1.2 m
Interest rate position risk	€ 6.1 m	€ 5.4 m

From 1 January 1998 onwards, the internal model of risk measurement has additionally been used for the purpose of determining the capital resources required to be held pursuant to the Second Amendment to the Austrian Banking Act (implementation of the Capital Adequacy Directive). Under this model, value at risk has also been calculated for a two-week holding period. This calculation takes into account the quantitative standards required by law and by the Austrian Federal Ministry of Finance (one-sided confidence level of 99%, multiplier 3, average for the past 60 business days, add-on in the amount of the specific position risk); the multiplier of 3 was confirmed by the Austrian National Bank in an expert opinion issued pursuant to Section 26b of the Austrian Banking Act.

Based on the application of the internal model and other capital requirements for the trading book and for the open foreign exchange position, the overall requirement as at year-end for the Bank Austria group of credit institutions pursuant to the Austrian Banking Act is € 399 m (2000: € 365 m). Available Tier 3 capital is thus used to the extent of only about 22%.

In addition to the VAR limits—and depending on the type of business—gamma, vega, volume, position and basis-point-value limits as well as stop-loss limits are set. The limits are set according to the level of risk tolerance defined in respect of the budgeted profit components.

Within Bank Austria, the reliability and accuracy of the internal model is monitored by daily back-testing comparing the value-at-risk amounts with the actually observed fluctuations in market parameters and in the total value of the trading books. The results of back-testing have so far continued to confirm the accuracy and reliability of the model.

During the 2001 financial year, back-testing revealed only one excess, which means that the model continues to be well within the green zone under the Austrian Banking Act and the Basel regulatory guidelines.

Value-at-risk calculations in the trading sector are complemented by various stress scenarios to identify the potential effects on the Group's earnings of stressful market conditions for which there is only a low probability. The assumptions made under such stress scenarios include extreme movements in prices or rates and a dramatic deterioration in market liquidity.

(35) Global risk management (Continued)

The current stress scenarios of Bank Austria—broken down into the three major risk categories—show the following levels:

	Interest rates	Exchange rates	Equities
Developed countries	+/−60 bp	+/−15%	+/−20-30 %
Emerging countries	+/−500 bp	+/−30%	+/−40-50 %
New Economy equities	n.a.	n.a.	+/−30-40 %

In the interest rate sector, tests are carried out to simulate a straightforward parallel shift, a turnaround in the yield curve, and a strong long-term increase in money market rates.

Market risks and asset/liability management

Bank Austria uses a separate procedure to evaluate market risks resulting from the general structure of the balance sheet and from the decisions of the asset/liability management committee (MARALCO). MARALCO ensures the management of balance-sheet structure positions through money market and capital market transactions. Bank Austria's profit centres are released from any market risk through a matched funds transfer pricing system applied throughout the Group. Splitting net interest income into a terms-related contribution allocated to the business divisions and a contribution from maturity transformation creates the basic conditions for uniform centralised management of all market risks by MARALCO.

Given the special significance and complexity of domestic customer business, market risks resulting from the banking book positions are also regularly analysed by means of simulations of net interest income volatility. In addition to various interest rate scenarios and the business volume as at the reporting date, these simulations are also based on assumptions regarding new business, demand behaviour and general developments affecting margins in those market segments which are of greatest importance to Bank Austria. By modelling trends in net interest income over the projection period, the bank can thus make calculations of the maximum risk potential and forecast developments. In this way, the bank can identify risks in this area at an early stage and take appropriate measures. Additionally, the value-at-risk method is used to analyse the banking book.

A comprehensive analysis of the Group's interest rate risk as at 31 December 2001 showed the following interest rate sensitivities, defined as the effects of an interest rate increase of one basis point (0.01%) on interest-bearing assets and liabilities.

(35) Global risk management (Continued)

"Other positions" involve interest rate risk arising from lending and deposits business and from MARALCO activities.

		Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	5 years to 30 years	Total
					in €		
Euro	Other positions	(11,987)	76,630	(519,577)	33,216	(980,941)	(1,402,659)
Euro	Trading portfolio	(22,053)	(39,078)	(128,186)	322,316	(129,075)	3,924
US dollar	Other positions	686	(39,832)	(138,604)	(378,615)	71,899	(484,466)
US dollar	Trading portfolio	(11,812)	4,361	(466,191)	547,874	(129,171)	(54,939)
Swiss franc	Other positions	10,664	24,270	(114,002)	(88,451)	(22,399)	(189,918)
Swiss franc	Trading portfolio	(167)	6,003	6,633	17,760	(17,551)	12,678
Pound sterling	Other positions	4,854	10,094	(159,263)	219	(475)	(144,571)
Pound sterling	Trading portfolio	197	5,171	(557)	(18,335)	(25,144)	(38,668)
Polish zloty	Other positions	(70)	(2,728)	(23,100)	(31,824)	(2,435)	(60,157)
Polish zloty	Trading portfolio	(2,777)	1,848	16,289	(72,107)	8,241	(48,506)
Czech crown	Other positions	5,783	(2,894)	(13,172)	5,460	(46,527)	(51,350)
Czech crown	Trading portfolio	(657)	1,062	10,905	(24,634)	12,840	(484)
Yen	Other positions	12,240	910	(48,222)	131	914	(34,027)
Yen	Trading portfolio	(3,187)	2,932	(5,406)	69,994	(73,975)	(9,642)
Slovak crown	Other positions	559	(413)	(1,367)	(5,997)	(3,026)	(10,244)
Slovak crown	Trading portfolio	251	103	2,428	(743)	42	2,081
Hungarian forint . . .	Other positions	1,849	(2,153)	(69)	9,795	—	9,422
Hungarian forint . . .	Trading portfolio	(291)	(1,093)	(178)	(10,413)	(215)	(12,190)
Other	Other positions	1,432	(3,125)	(31,415)	1,630	721	(30,757)
Other	Trading portfolio	91	(493)	(6,220)	17,533	(11,532)	(621)

Credit/counterparty risk

In 2001, the operating environment for lending business was marked by three main topics:

- preparations for the new capital adequacy framework under the New Basel Capital Accord
- integration of the Bank Austria Creditanstalt Group into the HVB Group
- preparations for the merger of Bank Austria AG and Creditanstalt AG

These topics were also reflected in organisational arrangements and basic rules for the lending business.

As the rules were regularly reviewed in the light of recent developments in the area of "risk assessment" (New Basel Capital Accord), credit approval authority rules were redefined. Credit approval authority is exclusively granted to experienced credit risk managers.

The units serving customers regularly review loan exposures for their risk content and submit them to the credit risk management unit for approval.

In each case, new transactions are approved, and existing exposures involving credit risk are reviewed, in line with the two-signatures principle; as a rule, the second person involved is a credit risk management officer. Primary responsibility for risk, i.e. the primary assessment of credit risk, rests with the unit serving customers. Secondary responsibility for risk rests with a risk management unit which is separate from the units serving customers; secondary responsibility for risk comprises mainly the secondary assessment of credit risk and approval of credit applications.

To pay more attention to the industry aspect of lending decisions, central credit departments are replaced by Senior Risk Manager teams who are responsible for specific sectors.

The Credit Committee is an efficient group enabling quick individual lending decisions. At the same time, at Supervisory Board level, individual lending decisions have been transferred to the Supervisory

(35) Global risk management (Continued)

Board's credit committee and loan portfolio reports have been expanded in order to enable the Supervisory Board to concentrate on strategic considerations.

Special attention is also given to reviewing and managing bad and doubtful debt. As soon as early warning signals appear, bad and doubtful debt is dealt with by specially trained staff. In this context, special accounts managers have specific authority to deal with problem cases. An exposure is classified as bad or doubtful if, in view of the of the borrower's financial position and of the security provided, a loss of principal and/or interest may be expected.

The integration project of HVB and Bank Austria Creditanstalt is also reflected in the basic rules for lending business. In line with HVB Group standards, general lending principles are now based on the organisational structure of the corporate divisions (Corporate Customers, Private Customers and Professionals, Real Estate Customers, etc.). Process changes prepared as part of the merger project of Bank Austria and Creditanstalt have also been incorporated in the general rules.

In the area of credit/counterparty risk, Bank Austria has made an essential step towards meeting its objective of managing the Group's credit portfolio on the basis of risk-adjusted return. The approach to credit risk control has been further developed and considerably refined at the individual-loan and portfolio levels. In particular, this includes the implementation of the management parameters ("expected loss" and "unexpected loss") in the new contribution margin calculation system for individual customers and individual transactions in the lending business. This management instrument has been adjusted to the HVB Group standards.

Credit/counterparty risk is defined as the probability of incurring a financial loss resulting from a borrower's/counterparty's inability to meet its obligations. This comprises counterparty risk, international transfer risk and settlement risk.

Credit/counterparty risk is analysed for the classic banking products—such as loans and commitments to lend—and for products in the trading book as well as derivative financial instruments. Bank Austria gives special attention to risks on (OTC) derivatives contracts with a view to limiting the future potential default risk on such contracts.

In line with the risk-oriented management system of the Bank Austria Creditanstalt Group, credit transactions are analysed with a two-dimensional risk approach: on the one hand, the expected loss resulting from an event of default is calculated; on the other hand, unexpected loss and economic capital are determined on an individual loan basis, taking account of portfolio effects. Expected loss is the average annual loss rate, based on historical empirical data, resulting from events of default. It is calculated by multiplying the loss probability by the credit equivalent and the loss rate. Unexpected loss is a measure of the annual fluctuations of actual loan losses around expected loss. In the management system, the loss expected in the lending business is reflected in standard risk costs, while unexpected loss is taken account of through the allocation of economic capital. As mentioned above, measures were taken to create the methodological and technical framework required to implement this approach throughout the Bank Austria Creditanstalt Group. Starting from 2002, expected loss and unexpected loss (economic capital for credit/counterparty risk) in domestic business with corporate and retail customers are allocated at individual customer level. In this way, lending business will increasingly be managed on the basis of risk/return considerations.

Refined rating instruments calibrated by default probability have been designed and implemented to support this control system and to optimise risk assessment. Activities in this area focused on refining the application of the new rating system for corporate customers in Austria (development of a monitoring tool), implementing a credit rating system for Central and East European companies, and completing a model for small and medium-sized businesses and independent professionals. These rating models provide a basis for quantifying loan default risk in the form of loss probabilities.

In line with these new rating systems, credit analysis is based on both quantitative criteria, such as financial statements, and qualitative factors taking into account the possible future development of a company. If the borrower is a member of a group, the group will also be analysed.

(35) Global risk management (Continued)

The rating scale applied by HVB and the Bank Austria Creditanstalt Group has been standardised. This common master scale is being introduced throughout the entire Group. It can be translated into the previously used rating categories and into external rating scales. An empirical loss probability has been determined for each rating category of this scale, exclusively based on the customer's creditworthiness. Security is additionally taken into account in determining the expected loss. This means that there is a strict separation between the evaluation of creditworthiness and security.

A quantitative model to determine credit risk for the Group's entire portfolio has been implemented in Bank Austria. This credit portfolio model is used to identify and, if necessary, reduce risk concentrations as well as measuring correlations within the portfolio with a view to diversifying risk. In addition, economic capital can also be calculated by using this model. This will supplement the allocation of regulatory capital with a capital allocation method based on risk-adjusted return. The results of this calculation are now also used for contribution margin calculations and for a newly developed risk-adjusted pricing system.

At the same time, through this work on refining and further developing the methods of credit risk management, Bank Austria is preparing for possible changes in banking supervision guidelines, which are currently under consideration with a view to more precisely differentiating between capital requirements for different credit risks and recognising internal rating systems for supervisory purposes (New Basel Capital Accord).

In 2001, Bank Austria made a detailed analysis of the proposed new capital adequacy framework and identified the most important points on which action is required. A separate project focusing on the New Basel Capital Accord will be started to initiate and implement these measures.

(36) Operational risk

In 2001, the Operational and Group Risk department concentrated on creating the qualitative and quantitative framework for risk measurement and risk management. In this context, attention focused on early identification and implementation of trends resulting from the Basel consultation process for operational risk.

As in HypoVereinsbank, operational risk is defined as the risk of unexpected losses due to human error, flawed management processes, natural and other disasters, technological failures, and changes in the external environment (event risk). For example, in the future, IT system failures, damage to property, processing errors or fraud should be subject to accurate and consolidated risk measurement and management, on which the calculation of risk capital and process improvements will be based.

Efforts focused on building up and further developing an Intranet application for operational risk. The basic idea is to develop the Intranet solution into a central communication platform used for obtaining sector-specific loss data and quality scores as well as providing consistent information to the various divisions and the Managing Board. Modules for decentralised data collection and the questionnaires for regular control self-assessment in Bank Austria have already been completed. The prototype of the reporting module will include the report on information supplied and relevant early indicators. This will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

Independently of the selected risk measurement approach, the build-up of a data base using internal information on historical loss experience will provide an important tool to quantify operational risk. In this connection, comprehensive data have been available since 1 January 2002, providing the quantitative basis—in terms of length of data history—for the application of advanced measurement methods to determine capital requirements.

Loss data are collected, and flawed processes are addressed, in close coordination and cooperation with other units including internal audit, compliance, the legal department, the insurance sector as well as payments processing and settlement units. Also to be considered is the fact that Bank Austria has always taken numerous measures in the various divisions to manage and reduce operational

(36) Operational risk (Continued)

risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

It is necessary to use external loss data to complement internal data. Therefore Bank Austria, together with HypoVereinsbank, intends to actively participate in loss data consortia which are in the process of being formed.

The use of questionnaire-based control self-assessment (CSA) to ascertain control and process quality will be extended to the Bank Austria Creditanstalt Group. Work on widening the scope of CSA to include a larger number of sector-specific questions will be completed together with HVB and will thus form the basis of regular self-assessment in the future.

In 2002, activities in the area of operational risk will focus on

- further sensitising all units of the Bank Austria Creditanstalt Group to issues concerning operational risk,
- involving Bank Austria's principal subsidiaries in the Intranet-based reporting system,
- continuing work on a risk management model based on the New Basel Capital Accord and capable of meeting the required standards,
- developing scenario analyses for corporate divisions and subsidiaries,
- analysing insurance solutions regarding operational risk.

(37) Pending legal risks

At the balance sheet date it was not yet possible for Bank Austria to determine whether an outflow of funds would occur, and if so, whether such outflow would exceed the provisions already made, in connection with the following pending proceedings:

EU competition proceedings

Interest rate adjustment clauses and rounding rules

Consumer protection under General Business Conditions

(38) Credit risk

The net charge for losses on loans and advances was € 703 m. As a result of structural changes in the Group, this figure is not directly comparable with the figure published in the previous year. For the purposes of comparison in the table below, the figures for 2000 have been restated on a pro-forma basis to reflect the Group's target structure.

	2001	2000
	€ m	
Business segment		
Domestic Private Customers and Professionals	(91)	(97)
Domestic Corporate Customers	(492)	(295)
International Markets—Domestic Operations	—	5
CEE	(119)	(110)
Asset Management	—	—
Other	(1)	(144)
BANK AUSTRIA CREDITANSTALT GROUP	(703)	(641)

(38) Credit Risk (Continued)

The unexpected deterioration in the global economic environment affected major business segments. Bank Austria, as market leader in Austria, felt the impact of the economic slowdown experienced by all EU countries. The increase in the provisioning charge in Austria reflects not only the increase in insolvencies, but also the special effects of large insolvencies. Country-specific developments in CEE—in particular, changes in economic conditions in Poland—also had an impact on the net charge for losses on loans and advances.

(39) Financial derivatives

The activity levels of the Bank Austria Creditanstalt Group in derivative instruments are shown in the table "Total volume of outstanding financial derivative transactions". As at 31 December 2001, the notional amounts of financial derivative transactions, broken down by product category, totalled € 634,902 m. Postive market values reached a total of € 6,554 m.

Total volume of outstanding financial derivative transactions of the Bank Austria Creditanstalt Group

	Banking and trading book							
	Notional amounts by remaining maturity							
	< 1 year	1-5 years	> 5 years	Total	Positive market value	31 Dec. 2000 Positive market value	of which: banking book	of which: trading book
					€ m			
as at 31 December 2001								
TOTAL	**415,953**	**159,103**	**59,846**	**634,902**	**6,554**	**6,391**	**106,297**	**528,605**
of which: OTC products	*251,951*	*159,103*	*59,846*	*470,900*	*6,554*	*6,391*	*106,297*	*364,603*
of which: exchange-traded products	*164,002*	—	—	*164,002*	—	—	—	*164,002*
A. Interest rate contracts	**347,238**	**143,036**	**55,519**	**545,793**	**4,754**	**4,315**	**93,580**	**452,214**
OTC products:	**183,306**	**143,036**	**55,519**	**381,861**	**4,754**	**4,315**	**93,580**	**288,282**
Forward rate agreements	40,568	4,628	—	45,196	40	15	9,747	35,449
Single-currency swaps	132,635	105,853	51,322	289,810	4,440	3,903	76,366	213,445
Interest rate options bought	3,536	17,237	2,058	22,831	270	363	3,570	19,261
Interest rate options sold	6,409	14,410	2,062	22,881	—	—	3,897	18,984
Other interest rate contracts	158	908	77	1,143	4	34	—	1,143
Exchange-traded products:	**163,932**	—	—	**163,932**	—	—	—	**163,932**
Interest rate futures	1,351	—	—	1,351	—	—	—	1,351
Options on interest rate futures	162,581	—	—	162,581	—	—	—	162,581
B. Foreign exchange contracts	**68,274**	**14,675**	**3,909**	**86,858**	**1,754**	**2,060**	**12,624**	**74,234**
OTC products:	**68,274**	**14,675**	**3,909**	**86,858**	**1,754**	**2,060**	**12,624**	**74,234**
Forward foreign exchange transactions	38,735	551	—	39,286	859	1,481	1,078	38,208
Cross-currency swaps	2,083	13,626	3,909	19,618	634	383	11,546	8,072
Currency options bought	11,588	263	—	11,851	261	196	—	11,851
Currency options sold	15,868	235	—	16,103	—	—	—	16,103
Other foreign exchange contracts	—	—	—	—	—	—	—	—
Exchange-traded products:	—	—	—	—	—	—	—	—
Currency futures	—	—	—	—	—	—	—	—
Options on currency futures	—	—	—	—	—	—	—	—
C. Securities-related transactions	**441**	**1,392**	**418**	**2,251**	**46**	**16**	**94**	**2,158**
OTC products:	**371**	**1,392**	**418**	**2,181**	**46**	**16**	**94**	**2,088**
Securities swaps	—	82	—	82	—	—	—	82
Equity options bought	34	156	10	200	—	12	—	200
Equity options sold	29	146	408	583	—	—	—	583
Other securities-related contracts	308	1,008	—	1,316	46	4	94	1,223
Exchange-traded products:	**70**	—	—	**70**	—	—	—	**70**
Equity and equity index futures	9	—	—	9	—	—	—	9
Equity and equity index options	61	—	—	61	—	—	—	61

(39) Financial derivatives (Continued)

The breakdown of transactions by remaining period to maturity and the classification of instruments as interest rate, foreign exchange and securities-related contracts follow international recommendations.

Derivatives are over-the-counter (OTC) contracts, concluded directly with the counterparties, or exchange-traded contracts. Most of the OTC business volume relates to interbank trading; customer-induced trading activities are also increasing. Bank Austria is a business partner in derivatives and structured transactions for international and local banks as well as institutional and corporate customers.

OTC trading accounted for the major part of business volume, with a focus on interest rate contracts. Activity in exchange-traded contracts concentrates on interest rate and securities-related contracts, comprising futures, forwards and options.

For portfolio management and risk management purposes, contracts are valued at current prices using recognised and tested models. Market values show the contract values as at the balance sheet date; positive market values indicate the potential default risk arising from the relevant activity. Market values expressed as a proportion of activity levels move within the the international standard range.

Overall activity in derivatives increased by 40%. As business relations were intensified, the number of interbank customers rose to 170, resulting in an order volume of about 1,000 transactions per day. CEE risks (spot, forward, swap) were combined, making a substantial contribution to further expanding the Emerging Markets sector. Bank Austria is now among the top three business partners in this sector.

In the Money Market sector, the number of transactions in overnight index swaps (EONIA, TOIS, OIS) rose in the second half of the year. The reason for this is increased use of these products in proprietary trading. Futures and options on futures were increasingly used to hedge on-balance sheet deposits business.

Volumes and activities in interest rate derivatives were significantly expanded. Market activities in PLN, CZK, SKK and HUF were significantly increased and business volume in the area of cross-currency swaps in these currencies rose.

Efforts to intensify business in structured products continued to be very successful. Business volume was further expanded in close cooperation with HVB from the middle of the reporting year.

(40) Comfort letters for subsidiaries

Bank Austria AG ensures, within the scope of its ownership interest and except for the event of political risk, that the following companies can meet their contractual obligations:

1) Banks in Austria

- BANK*PRIVAT* AG, Vienna
- Bank Austria Handelsbank Aktiengesellschaft, Vienna
- Bank Austria Treuhand GmbH, Vienna
- Bank Austria Creditanstalt Wohnbaubank AG, Vienna
- Creditanstalt AG, Vienna
- SKWB Schoellerbank Aktiengesellschaft, Vienna

2) Banks abroad

- JSCB HVB Bank Ukraine, Kiev

(40) Comfort letters for subsidiaries (Continued)

- Bank Przemyslowo-Handlowy PBK S.A., Kraków (*)
- HVB Bank Czech Republic a.s., Prague
- HVB Bank Slovakia a.s., Bratislava
- HVB Bank Hungaria Rt., Budapest
- HVB Bank Romania S.A., Bucharest
- HVB Bank Bulgaria EDA, Sofia
- HVB Bank Yugoslavia A.D., Belgrade
- HVB Bank Croatia d.d., Zagreb
- BA CA d.d., Ljubljana
- HVB Jelzalogbank Rt., Budapest
- HVB Bank Hipoteczny S.A., Warsaw

3) Financial services companies in Austria

- Bank Austria Creditanstalt Leasing GmbH, Vienna

Information required under Austrian law

(41) Legal basis under Austrian law

Legal basis of consolidated financial statements prepared in accordance with International Accounting Standards (IAS) in Austria: pursuant to the Austrian Consolidated Financial Statements Act as published in the Federal Law Gazette BGBl No. 49/1999 of 26 March 1999, a new Section 59a was introduced to the Austrian Banking Act. Under Section 59a, a bank preparing consolidated financial statements in accordance with internationally accepted accounting principles is exempted from the obligation to prepare consolidated financial statements pursuant to the Austrian Banking Act. To qualify for such exemption, consolidated financial statements must be consistent with the rules contained in Council Directive 86/635/EEC on the annual accounts and consolidated accounts of banks and other financial institutions, and meet the requirements of Section 245a (1) items 2 to 5 and (2) of the Austrian Commercial Code.

The auditors must certify that these requirements are met, and "the auditors' report shall report on the findings of the audit of the consolidated financial statements, and of the management report of the Group, in a manner which is at least equivalent to that required by Section 274 (1) to (4) of the Austrian Commercial Code".

IASs are internationally accepted accounting principles and the auditors have certified that the requirements of Section 59a of the Austrian Banking Act have been met. Thus the 2001 consolidated financial statements of Bank Austria AG in accordance with IAS meet the legal requirements applicable in Austria.

Pursuant to Section 59a of the Austrian Banking Act in conjunction with Section 30 of the Austrian Banking Act, the superordinate credit institution having its registered office in Austria must prepare consolidated financial statements. Therefore these consolidated financial statements have been prepared from the perspective of Bank Austria AG, Vienna, as superordinate domestic credit institution.

A complete list of equity interests of Bank Austria AG is given in the notes to the company's separate financial statements.

(*) In addition, a complementary letter of comfort is available from HVB up to the HVB Group's equity interest.

(42) Shareholders' equity of Bank Austria

Shareholders' equity is composed of paid-in capital (nominal capital plus capital reserves) of Bank Austria AG, the Group's parent company, and earned capital (retained earnings of the Group plus consolidated net income).

As Bank Austria AG pays dividends on the basis of Austrian law, only part of the shareholders' equity calculated pursuant to the Austrian Commercial Code and the Austrian Banking Act is available for distribution: accumulated profit, free revenue reserve, and capital reserve not subject to legal restrictions. For 2001, a maximum amount of € 173.1 m (2000: € 288 m) was available for distribution.

(43) Employees

In 2001 and 2000, the Bank Austria Group employed the following average numbers of staff (the employees of the Bank Przemyslowo-Handlowy PBK Group, Poland, are not included in the average number for 2000 because the Group was only consolidated at the end of 2000; in the reporting year, the average full-time equivalent of staff in Poland was over 14,500. Other additions to staff numbers, primarily in the CEE area, resulted from the merger of units of HVB and Bank Austria which previously operated separately):

Employees(*)

	2001	2000
Salaried staff	31,727	16,866
Other employees	291	305
TOTAL	**32,018**	**17,171**
of which: in Austria	*13,562*	*13,290*
of which: abroad	*18,456*	*3,881*

(*) Average man-years of staff employed in Bank Austria, excluding apprentices and employees on unpaid maternity or paternity leave.

(44) Information on members of the Managing Board, the Supervisory Board and the Employees' Council of Bank Austria AG

Expenses for severance payments and pensions

Severance payments and pensions include allocations to and reversals of the provision for pensions and severance payments. In the reporting year, allocations and payments into a pension fund for members of the Managing Board, senior executives and their surviving dependants totalled € 5.9 m (2000: € 4.9 m); allocations and payments into a pension fund for other employees and their surviving dependants amounted to € 111.3 m (2000: € 82.6 m).

Emoluments of members of Bank Austria AG's Managing Board and Supervisory Board

The emoluments of 11 members of the Managing Board in the 2001 business year totalled € 6.8 m (2000: € 7.5 m). Emoluments for activities on behalf of subsidiaries amounted to € 0.1 m as in the previous year.

Payments to former members of the Managing Board and their surviving dependants totalled € 3.5 m (2000: € 3.6 m). Emoluments for activities on behalf of subsidiaries amounted to € 0.01 m (2000: € 0.04 m).

The emoluments of members of the Supervisory Board active in the 2001 business year totalled € 0.3 m (2000: € 0.5 m) for Bank Austria AG. In the reporting year, no emoluments were paid for activities on behalf of subsidiaries (2000: € 0.02 m). Emoluments include directors' fees, annual bonuses, expense allowances and commissions.

(44) Information on members of the Managing Board, the Supervisory Board and the Employees' Council of Bank Austria AG (Continued)

Loans and advances to members of the Managing Board and the Supervisory Board of Bank Austria AG

As at the balance sheet date, no loans and advances were outstanding to members of the Managing Board (2000: € 0.1 m).

Loans to members of the Supervisory Board amounted to loans amounted to € 0.53 m (2000: € 0.54). New loans amounted to € 0.06 m, while repayments totalled € 0.04 m. Other changes resulted from the new composition of the Supervisory Board. Loans to the Supervisory Board include those made to members of the Employees' Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans is the rate charged to employees of Bank Austria AG.

(45) Breakdown of securities pursuant to the Austrian Banking Act

The following table gives a breakdown of securities pursuant to Section 64 of the Austrian Banking Act:

			of which			
	Unlisted	Listed	valued at fixed assets	other valuation	Total 2001	Total 2000
			€ m			
Bonds and other fixed-income securities	1,490	12,650	8,428	4,222	14,140	23,405
Shares and other variable-yield securities	3,819	503	304	200	4,323	3,649
Equity interests	997	247	247	—	1,244	1,363
Shares in subsidiaries	1,024	16	16	—	1,040	1,245
TOTAL SECURITIES	**7,330**	**13,417**	**8,995**	**4,422**	**20,747**	**29,662**

(46) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles

The main differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Austrian Commercial Code/Austrian Banking Act) are as follows:

1) objective and content of financial statements in accordance with IAS,

2) formats for the balance sheet and the income statement,

3) recognition and valuation principles,

4) group of companies to be consolidated,

5) accounting for deferred taxes,

6) different assumptions used in calculating staff costs arising from pensions and similar obligations,

7) separation of minority interests held outside the Group from shareholders' equity,

8) more extensive disclosure requirements in the notes.

1) Objective and content of financial statements in accordance with IAS

The objective of financial statements in accordance with IAS is to provide structured information about the financial position, performance and changes in financial position of an enterprise that is useful to a wide range of users in making economic decisions.

(46) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Continued)

Under International Accounting Standards, this objective is met through timely, complete, transparent and fair value-based reporting (see also the information in note 1 on the valuation of financial instruments); determination of net income for the period on the accrual basis of accounting; and a form of presentation that is in line with proper business management principles. This enhances the international comparability of financial statements in accordance with IAS, as against financial statements prepared in conformity with local accounting standards.

A cash flow statement is an integral part of financial statements prepared in accordance with IAS.

Dividend payments are not determined or restricted by consolidated financial statements in accordance with IAS. Profit distributions are always made on the basis of the separate financial statements, prepared in accordance with local rules, of the company paying the dividend.

Purely tax-induced values are not allowed in financial statements prepared in accordance with IAS. Tax effects are reflected in the tax expense for the period, including deferred taxes (see 5 below), of the enterprise.

The notes to the financial statements contain disclosures and explanations providing users with relevant information and enabling them to properly assess the development of the enterprise during the reporting period (see 8 below).

2) Formats for the balance sheet and the income statement

International Accounting Standards do not set out compulsory formats for the balance sheet and the income statement. The IAS rules usually contain minimum requirements and leave it to the reporting enterprises to find the formats best suited to the objectives and purposes of presenting information.

An obvious difference between financial statements in accordance with IAS and those pursuant to the Austrian Banking Act is the compact presentation of the balance sheet and the income statement, making them easier to read. This does not result in any loss of information because the disclosure of numerous details, as well as additional breakdowns and explanatory notes which are not given in respect of financial statements prepared pursuant to the Austrian Commercial Code/Austrian Banking Act, significantly increases the content of information provided to users. Loan loss provisions are presented on the face of the balance sheet, and the net charge for losses on loans and advances is disclosed in the income statement, in addition to further details on credit risk given in the notes. All this provides a considerably improved insight into the bank's credit risk policy.

3) Recognition and valuation principles

Financial reporting under Austrian law is guided by the principles of prudence, especially the principle of recognising possible losses but not anticipating possible gains. This principle is not applicable under the IAS rules.

Specific differences in individual items of the balance sheet and the income statement are explained in the notes to these items. The valuation of financial instruments in accordance with IAS 39, explained in note 1 differs from Austrian generally accepted accounting principles.

4) Consolidated companies

All significant controlled companies must be consolidated in accordance with IAS. In contrast to this, pursuant to Section 30 of the Austrian Banking Act, a controlled credit institution which is not material to the consolidated financial statements must also be consolidated. The provision of Section 30 of the Austrian Banking Act which restricts the group of consolidated companies to near-financial companies is not applied for the purposes of IAS-based consolidated financial statements. Financial companies which are not controlled and in which the ultimate holding company of the Group holds only an indirect majority interest, are not consolidated in accordance with IAS.

(46) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Continued)

Compared with the group of companies to be consolidated under the Austrian Banking Act rules, this leads to numerous differences, resulting from the non-inclusion of several banks and financial institutions because these are not material to the consolidated financial statements, and from the inclusion of controlled real-estate subsidiaries and data-processing subsidiaries of Bank Austria which meet the materiality criterion. The method used to account for investments in companies in the consolidated financial statements is described in the section dealing with equity interests.

5) Accounting for deferred taxes

Under the IAS rules, differences between tax bases and amounts recognised in the balance sheet in accordance with IAS, if these differences reverse in the future, require the recognition of deferred tax assets or deferred tax liabilities, in the same way as the recognition of current tax losses and tax losses carried forward from previous periods if such tax losses may be expected to be offset in future periods. In contrast to this, under the rules of the Austrian Commercial Code, deferred taxes can arise only from timing differences between accounting profit and taxable profit; only the net amount of deferred tax liabilities, if any, must be recognised in the balance sheet.

The tax expense for the period thus comprises current tax payments made in the period and changes in deferred tax assets and liabilities during the period.

6) Different assumptions used in calculating staff costs arising from pensions and similar obligations

Pension provision

The calculation of pension provisions pursuant to the Austrian Commercial Code is often based on projected benefit valuation methods. IAS 19 requires the application of the projected unit credit method.

The discount rate chosen for discounting the projected benefit obligation under commercial law is often the same as that permitted for tax purposes. In accordance with IAS, the discount rate is determined by reference to long-term market yields on corporate bonds or government bonds.

Moreover, future salary increases resulting from career trends must be taken into account. As the underlying assumptions used for calculation purposes differ, pension provisions set up in accordance with IAS 19 are as a rule significantly higher than those pursuant to the Austrian Commercial Code. Post-employment benefits also include the provision for severance payments.

7) Minority interests held outside the Group are not part of shareholders' equity

In compliance with the IAS rules, interests in the capital of consolidated companies which are not owned, directly or indirectly through subsidiaries, by the parent company are not shown as a sub-item within consolidated shareholders' equity but as a separate balance sheet item.

8) More extensive disclosures required in the notes

For the purposes of improving comparability and achieving a fair presentation of the financial position and performance, the IAS rules require detailed information and disclosures to be given in the notes to the financial statements. Information to be presented as part of financial statements in accordance with IAS includes, for example, a statement of changes in shareholders' equity, segment reporting, and the disclosures of the fair value of assets.

(47) Consolidated capital resources and regulatory capital requirements

The following tables show the capital requirements for the Bank Austria group of credit institutions pursuant to Section 30 of the Austrian Banking Act as at the balance sheet date of 2001 and 2000, as well as the various components of Bank Austria's capital resources as at the end of 2001 and 2000.

(47) Consolidated capital resources and regulatory capital requirements (Continued)

Capital resources and capital requirements

	2001	2000
	€ m	
Core capital (Tier 1)	**5,603**	**4,880**
Paid-in capital	829	829
Capital reserve	2,153	2,172
Revenue reserve	314	191(*)
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	1,453	1,441
Untaxed reserves	123	127
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	1,125(**)	572
Fund for general banking risks	—	—
—Intangible assets	(394)	(452)
Supplementary elements (Tier 2)	**4,076**	**3,821**
Undisclosed reserves	—	—
Supplementary capital	1,250	1,310
Participation capital	—	—
Revaluation reserve	25	209
Subordinated capital	2,801	2,302
Deductions	**(354)**	**(481)**
Net capital resources (Tier 1 and Tier 2)	**9,325**	**8,220**
Assessment basis (banking book)	**72,003**	**79,783**
Tier 1 capital ratio	*7.8%*	*6.1%*
Total capital ratio	*13.0%*	*10.3%*
Tier 3	**1,784**	**873**
Requirement for the trading book and for open foreign exchange positions	399	365
Requirement to be covered by Tier 3	**399**	**365**

(*) including that part of the accumulated profit which is not intended for distribution

(**) including an untypically large amount of minority interests as at the balance sheet date, resulting from the pending final technical transfers from HVB

Capital requirements of the Bank Austria group of credit institutions pursuant to the Austrian Banking Act

Risk weightings	Assets and off-balance sheet positions	31 Dec. 2001 Weighted amounts	Capital requirements
		€ m	
0%	37,008	—	—
10%	129	13	1
20%	11,477	2,295	184
50%	10,241	5,121	410
100%	57,183	57,183	4,575
Investment certificates	1,177	341	27
ASSETS—TOTAL	**117,215**	**64,953**	**5,197**
Off-balance sheet positions	18,734	6,920	554
Special off-balance sheet positions	66,425	130	10
BANKING BOOK—TOTAL	**202,374**	**72,003**	**5,761**

Concluding Remarks of the Managing Board of Bank Austria

The Managing Board of Bank Austria has prepared the consolidated financial statements as at 31 December 2001 in accordance with international Accounting Standards (IAS). These consolidated financial statements meet the legal requirements for exemption from the obligation to prepare consolidated financial statements under Austrian law and are consistent with applicable EU rules.

The consolidated financial statements and the management report of the Group contain all required disclosures; in particular, events of special significance which occurred after the end of the financial year and other major circumstances that are significant for the future development of the Group have been appropriately explained.

Vienna, 11 March 2002

The Managing Board

Gerhard Randa
(Chairman)

Karl Samstag
(Deputy Chairman)

Wolfgang Haller

Erich Hampel

Wilhelm Hemetsberger

Friedrich Kadrnoska

Jochen-Michael Speek

Franz Zwickl

Unaudited Consolidated Interim Financial Statements for the Three-Month Period Ended 31 March 2003

Vienna, 27 May 2003

Note

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the 1st quarter of 2003

	Notes	1 Jan - 31 March 2003	1 Jan - 31 March 2002	Change	
		€ m	€ m	€ m	in %
Interest income		1,269	1,572	(303)	(19.3)%
Interest expenses		749	970	(222)	(22.9)%
Net interest income	(5)	520	602	(82)	(13.6)%
Losses on loans and advances	(6)	128	171	(43)	(25.0)%
Net interest income after losses on loans and advances		392	431	(39)	(9.0)%
Fee and commission income		339	349	(10)	(3.0)%
Fee and commission expenses		69	64	5	7.5%
Net fee and commission income	(7)	270	285	(15)	(5.3)%
Net trading result	(8)	109	61	48	78.3%
General administrative expenses	(9)	619	673	(54)	(8.0)%
Balance of other operating income and expenses	(10)	(3)	9	(12)	(135.7)%
Operating profit		**149**	**113**	**36**	**32.2%**
Net income from investments		20	22	(2)	(9.5)%
Amortisation of goodwill		15	16	(1)	(3.3)%
Balance of other income and expenses		(1)	(1)	0	(1.9)%
Profit from ordinary activities/Net income before taxes		**153**	**118**	**35**	**29.4%**
Taxes on income		(33)	(22)	(11)	50.3%
Net income		**120**	**96**	**24**	**24.6%**
Minority interests		19	16	3	18.0%
Consolidated net income		**101**	**81**	**21**	**25.9%**

Key figures

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
Earnings per share (in €)	**0.89**	**0.71**
Cost/income ratio	**69.0%**	**70.4%**

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2003 compared with the balance sheet at 31 December 2002

	Notes	31 March 2003	31 Dec. 2002	Change	
		€ m	€ m	€ m	in %
ASSETS					
Cash and balances with central banks	(11)	1,559	1,824	(264)	(14.5)%
Trading assets	(12)	19,259	18,954	305	1.6%
Loans and advances to, and placements with, banks	(13)	28,048	29,558	(1,510)	(5.1)%
Loans and advances to customers	(14)	74,565	76,354	(1,789)	(2.3)%
—Loan loss provisions		(3,616)	(3,622)	6	(0.2)%
Investments	(15)	18,500	17,976	524	2.9%
Property and equipment	(16)	1,139	1,177	(38)	(3.2)%
Intangible assets	(17)	1,176	1,162	13	1.1%
Other assets		4,448	4,586	(138)	(3.0)%
TOTAL ASSETS		**145,077**	**147,968**	**(2,891)**	**(2.0)%**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Amounts owed to banks	(18)	41,229	41,033	196	0.5%
Amounts owed to customers	(19)	54,126	56,562	(2,435)	(4.3)%
Liabilities evidenced by certificates	(20)	19,187	19,992	(805)	(4.0)%
Trading liabilities	(21)	10,842	10,504	338	3.2%
Provisions	(22)	3,482	3,490	(8)	(0.2)%
Other liabilities	(23)	4,743	4,673	71	1.5%
Subordinated capital	(24)	6,309	6,455	(146)	(2.3)%
Minority interests		615	650	(35)	(5.4)%
Shareholders' equity		4,544	4,610	(66)	(1.4)%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**145,077**	**147,968**	**(2,891)**	**(2.0)%**

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2003 compared with the balance sheet at 31 March 2002

	31 March 2003	31 March 2002	Change	
	€ m	€ m	€ m	in %
ASSETS				
Cash and balances with central banks	1,559	2,676	(1,116)	(41.7)%
Trading assets	19,259	13,380	5,879	43.9%
Loans and advances to, and placements with, banks	28,048	38,113	(10,065)	(26.4)%
Loans and advances to customers	74,565	78,350	(3,786)	(4.8)%
—Loan loss provisions	(3,616)	(3,540)	(76)	2.1%
Investments	18,500	19,117	(617)	(3.2)%
Property and equipment	1,139	1,268	(129)	(10.2)%
Intangible assets	1,176	1,167	9	0.7%
Other assets	4,448	4,590	(142)	(3.1)%
TOTAL ASSETS	**145,077**	**155,120**	**(10,043)**	**(6.5)%**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Amounts owed to banks	41,229	47,313	(6,084)	(12.9)%
Amounts owed to customers	54,126	57,341	(3,215)	(5.6)%
Liabilities evidenced by certificates	19,187	22,181	(2,994)	(13.5)%
Trading liabilities	10,842	7,089	3,753	52.9%
Provisions	3,482	3,251	230	7.1%
Other liabilities	4,743	4,431	313	7.1%
Subordinated capital	6,309	7,611	(1,302)	(17.1)%
Minority interests	615	1,078	(463)	(42.9)%
Shareholders' equity	4,544	4,825	(281)	(5.8)%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**145,077**	**155,120**	**(10,043)**	**(6.5)%**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS39(*)	Shareholders' equity
			€ m		
As at 1 January 2002	**829**	**2,177**	**2,148**	**(279)**	**4,875**
Consolidated net income			81		81
Dividend paid			(116)		(116)
Foreign currency translation and other changes			(55)		(55)
Gains and losses recognised directly in equity in accordance with IAS 39				40	40
As at 31 March 2002	**829**	**2,177**	**2,058**	**(239)**	**4,825**

(*) Reserves in accordance with IAS 39

	31 Dec 2001	31 March 2002
Cash flow hedge reserve	(159)	(165)
Available-for-sale reserve	(120)	(74)
Total	(279)	(239)

	Subscribed capital	Capital reserves(*)	Retained earnings	Reserves in accordance with IAS39(**)	Shareholders' equity
			€ m		
As at 1 January 2003	**829**	**2,016**	**2,031**	**(266)**	**4,610**
Consolidated net income			101		101
Dividend paid			(116)		(116)
Foreign currency translation and other changes			(92)		(92)
Gains and losses recognised directly in equity in accordance with IAS 39				41	41
As at 31 March 2003	**829**	**2,016**	**1,924**	**(225)**	**4,544**

(*) Shares in controlling company (€ 161 m) deducted.

(**) Reserves in accordance with IAS 39

	31 Dec 2002	31 March 2003
Cash flow hedge reserve	(263)	(249)
Available-for-sale reserve	(3)	24
Total	(266)	(225)

Cash flow statement

	31 March 2003	31 March 2002
	€ m	
Cash and cash equivalents at end of previous period	**1,824**	**3,428**
Cash flows from operating activities	(10)	236
Cash flows from investing activities	90	(1,251)
Cash flows from financing activities	(340)	263
Effects of exchange rate changes	(5)	0
Cash and cash equivalents at end of period	**1,559**	**2,676**

Notes to the Consolidated Financial Statements

(1) Significant accounting principles

The consolidated interim report of the Bank Austria Creditanstalt Group was prepared in accordance with International Accounting Standards (IAS), as interpreted by the Standard Interpretations Committee (SIC). This interim report covering the first quarter of 2003 (1 January to 31 March 2003) is in accordance with IAS 34 (Interim Financial Reporting).

All figures are stated in Euro (EUR) million, unless otherwise stated.

(2) Changes in accounting principles in 2003

Referring to segment reporting changes (see note 27) in the allocation of costs as at 1 January 2003, which will be disclosed in the segment report, we have applied the same accounting principles and methods as in the financial statements for the year ended 2002 with the following exceptions:

- Starting 2003 we have allocated a loan loss provision attributable to debt securities to the balance sheet item 'Investments' (€ 19 m).
- Part of a purchase price (€ 8 m) of a non-consolidated subsidiary was reclassified to goodwill due to the allocation to a consolidated subsidiary.
- An investment in the amount of € 6 m originally shown in the item 'Loans and advances to customers' was reclassified to investments.

(3) Earnings per share

As there are no financial instruments outstanding which could have a dilutive effect on the bank's shares, basic earnings per share equal diluted earnings per share. For the first quarter of 2003, earnings per share were € 0.89 compared with € 0.71 for the previous year's first quarter.

(4) Changes within the Group in 2003

The Bulgarian Bank CB Biochim AD (including HVB Bulgaria), which was acquired during 2002, is included in the consolidated financial statements as from 1 January 2003.

The effects on the income statement of the first quarter 2003 of the two banks which were not part of the Group in the previous year but were acquired in 2002—that is, as stated above, Bank CB Biochim AD and Splitska banka, Croatia—are shown in the following table:

Income statement of Bank Austria Creditanstalt Group for the 1st quarter of 2003 (including the contribution of Biochim and Splitska)

	1 Jan - 31 March 2003	thereof Biochim and Splitska
	€ m	€ m
Interest income	1,269	28
Interest expenses	749	9
Net interest income	520	19
Losses on loans and advances	128	3
Net interest income after losses on loans and advances	392	16
Fee and commission income	339	7
Fee and commission expenses	69	1
Net fee and commission income	270	6
Net trading result	109	6
General administrative expenses	619	17
Balance of other operating income and expenses	(3)	(2)
Operating profit	**149**	**10**
Net income from investments	20	0
Amortisation of goodwill	15	0
Balance of other income and expenses	(1)	0
Profit from ordinary activities/ Net income before taxes	**153**	**10**
Taxes on income	(33)	(2)
Net income	**120**	**7**
Minority interests	19	0
Consolidated net income	**101**	**7**

Notes to the Income Statement

(5) Net interest income

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
	€ m	
Interest income from		
loans and advances and money market transactions	1,017	1,259
bonds and other fixed-income securities	157	227
shares and other variable-yield securities	33	16
companies accounted for under the equity method	8	8
investment property	6	8
Interest expenses for		
deposits	498	662
liabilities evidenced by certificates	147	202
subordinated capital	75	77
Results from leasing transactions	**19**	**25**
NET INTEREST INCOME	**520**	**602**

(6) Losses on loans and advances

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
	€ m	
Allocations to	214	256
provisions for loans and advances	204	251
provisions for contingent liabilities	10	4
Releases from	(76)	(75)
provisions for loans and advances	(72)	(70)
provisions for contingent liabilities	(4)	(5)
Recoveries of loans and advances previously written off	(10)	(10)
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**128**	**171**

(7) Net fee and commission income

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
	€ m	
Securities and custodian business	56	67
Foreign trade/payment transactions	166	168
Lending business	35	35
Other services and advisory business	12	15
NET FEE AND COMMISSION INCOME	**270**	**285**

(8) Net trading result

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
	€ m	
Equity-related transactions	26	3
Interest-rate and currency-related transactions	83	58
NET TRADING RESULT	**109**	**61**

(9) General administrative expenses

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
	€ m	
Staff costs	**349**	**376**
Wages and salaries	240	270
Social-security contributions	54	50
Expenses for retirement benefits and other benefits	55	56
Other administrative expenses	**208**	**236**
Depreciation and amortisation	**62**	**61**
on property and equipment	37	40
on intangible assets excluding goodwill	25	21
GENERAL ADMINISTRATIVE EXPENSES	**619**	**673**

(10) Balance of other operating income and expenses

	1 Jan - 31 March 2003	1 Jan - 31 March 2002
	€ m	
Other operating income	17	28
Other operating expenses	20	19
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	(3)	9

Notes to the Consolidated Financial Statements (Continued)

Notes to the Balance Sheet

(11) Cash and balances with central banks

	31 March 2003	31 Dec. 2002
	€ m	
Cash and balances with central banks	1,359	1,630
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	200	194
Treasury bills and non-interest-bearing Treasury notes as well as similar debt instruments issued by public issuers	187	179
Bills of exchange	14	15
CASH AND BALANCES WITH CENTRAL BANKS	**1,559**	**1,824**

(12) Trading assets

	31 March 2003	31 Dec. 2002
	€ m	
Bonds and other fixed-income securities	**6,708**	**6,894**
Money market paper	627	850
Debt securities	5,618	5,579
issued by public borrowers	1,922	1,505
issued by other borrowers	3,696	4,074
Group's own debt securities	463	465
Shares and other variable-yield securities	**1,272**	**1,293**
Shares	68	81
Investment certificates	768	763
Other	436	449
Positive market values on derivative financial instruments	11,261	10,750
Equity derivatives	49	41
Interest-rate and currency derivatives	11,212	10,709
Other trading assets	**18**	**17**
TRADING ASSETS	**19,259**	**18,954**

(13) Loans and advances to, and placements with, banks—breakdown by product

	31 March 2003	31 Dec. 2002
	€ m	
Loans and advances	8,716	9,615
Money market placements	19,332	19,943
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**28,048**	**29,558**

(14) Loans and advances to customers—breakdown by product

	31 March 2003	31 Dec. 2002
	€ m	
Loans and advances	72,986	73,694
Other receivables	1,578	2,660
LOANS AND ADVANCES TO CUSTOMERS	**74,565**	**76,354**

(15) Investments

	31 March 2003	31 Dec. 2002
	€ m	
Held-to-maturity investments—debt securities	**7,362**	**7,341**
Available-for-sale investments	**10,380**	**9,880**
Shares in unconsolidated subsidiaries	1,105	1,234
Shares in other companies	2,212	2,378
Other fixed-income securities	3,921	3,132
Shares and other variable-yield securities	3,141	3,136
Securities held as short-term investments	*1,452*	*1,445*
Securities held as long-term investments	*1,690*	*1,691*
Investments in companies accounted for under the equity method	**330**	**325**
Investment property	**428**	**431**
INVESTMENTS	**18,500**	**17,976**

(16) Property and equipment

	31 March 2003	31 Dec. 2002
	€ m	
Land and buildings used for banking operations	734	742
Other land and buildings	20	18
Other property and equipment	386	418
PROPERTY AND EQUIPMENT	**1,139**	**1,177**

(17) Intangible assets

	31 March 2003	31 Dec. 2002
	€ m	
Goodwill	900	872
Other intangible assets	276	290
INTANGIBLE ASSETS	**1,176**	**1,162**

(18) Amounts owed to banks—breakdown by product

	31 March 2003	31 Dec. 2002
	€ m	
Repayable on demand	7,527	3,883
With agreed maturity dates or periods of notice		
Loans raised	10,640	10,603
Money market deposits by banks	21,892	21,028
Other amounts owed to banks	1,169	5,519
AMOUNTS OWED TO BANKS	**41,229**	**41,033**

(19) Amounts owed to customers—breakdown by product

	31 March 2003	31 Dec. 2002
	€ m	
Savings deposits	**17,541**	**17,578**
Other amounts owed to customers	**36,586**	**38,983**
Repayable on demand	15,567	16,808
With agreed maturity	21,019	22,176
AMOUNTS OWED TO CUSTOMERS	**54,126**	**56,562**

(20) Liabilities evidenced by certificates—breakdown by product

	31 March 2003	31 Dec. 2002
	€ m	
Debt securities issued	14,462	14,926
Mortgage bonds and local-authority bonds	2,438	2,559
Other debt securities issued	12,023	12,367
Other liabilities evidenced by certificates	4,725	5,066
LIABILITIES EVIDENCED BY CERTIFICATES	**19,187**	**19,992**

(21) Trading liabilities

	31 March 2003	31 Dec. 2002
	€ m	
Negative market values on derivative financial instruments	**10,842**	**10,504**
Equity derivatives	39	34
Interest-rate and currency derivatives	10,659	10,301
Other trading liabilities	144	169
TRADING LIABILITIES	**10,842**	**10,504**

(22) Provisions

	31 March 2003	31 Dec. 2002
	€ m	
Provisions for retirement benefits and similar obligations	2,616	2,609
Provisions for taxes	553	588
Current taxes	78	78
Deferred taxes	474	510
Provisions for restructuring costs	1	2
Provisions for contingent liabilities	128	100
Other provisions for impending losses	184	191
PROVISIONS	**3,482**	**3,490**

(23) Other liabilities

	31 March 2003	31 Dec. 2002
	€ m	
Negative market values on derivative hedging instruments	3,069	3,082
Other amounts payable	1,466	1,478
Deferred income	208	112
OTHER LIABILITIES	**4,743**	**4,673**

(24) Subordinated capital

	31 March 2003	31 Dec. 2002
	€ m	
Subordinated liabilities	5,054	5,207
Supplementary capital	1,254	1,247
SUBORDINATED CAPITAL	**6,309**	**6,455**

Additional IAS Disclosures

(25) Employees

(full time equivalent)	31 March 2003	31 March 2002
Bank Austria Creditanstalt Group	31,489	31,437
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business *(Funktionstochtergesellschaften)* (*)	11,820	12,443
CEE and other subsidiaries(**)	19,669	18,994
...of which: Poland	11,939	13,891

(*) Including six unconsolidated subsidiaries.

(**) Including the non-consolidated HVB Bank Yugoslavia a.d. and the consolidated Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, Capital Invest KAG, Asset Management GmbH, BA/CA Asset Finance Ltd., BA Cayman Islands Ltd., Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG.

(26) Events after the balance sheet date

Legal Proceedings

- We are engaged in litigation with former and current employees relating to a 1999 restructuring of our pension plans.

In 1999, the former Bank Austria AG, the former Creditanstalt AG and other Austrian savings institutions converted their pension plans for employees retiring in 2000 and later years from direct defined benefit arrangements into defined contribution arrangements using two outside public pension funds as benefit providers. The great majority of the then active employees of Bank Austria Aktiengesellschaft and Creditanstalt AG were affected by the conversion, either as a result of savings bank sector or company-specific collective bargaining arrangements or as a result of individual election. For employees, participation in the conversion meant that their right to receive a defined company pension directly from us following retirement was converted into a right to a share of the assets (and hence the investment performance) of the pension funds. Approximately 60 of our company's employees elected not to participate in the conversion and so continued to be covered by our defined benefit plan. Bank Austria Aktiengesellschaft and Creditanstalt AG contributed an aggregate of approximately € 690 million to the pension funds in consideration for their assumption of the liabilities for the service periods of the affected employees before January 1, 2000. For service periods after that date, Bank Austria Aktiengesellschaft and Creditanstalt AG agreed to make periodic defined contributions to the pension funds.

The pension plan arrangements of employees who retired before January 1, 2000 were unaffected by the conversion.

The worldwide decline in equity markets since 1999 has caused the performance of the pension funds to fall significantly below the funds' forecasts. Certain groups of employees who have retired or who plan to retire over the next few years claim that we should compensate them for the loss they have suffered as a result of the underperformance of the pension funds. Some former and current employees have initiated litigation seeking to recover from us any present or future shortfalls in their pension payments from the pension funds determined by reference to what their defined benefit claims would have been had the conversion not occurred. Furthermore, in relation to the same matter, the Austrian Union Association (*Österreichischer Gewerkschaftsbund*) has initiated litigation against the Austrian Savings Bank Association (*Sparkassenverband*), seeking to obtain a declaratory judgment on the illegality of the conversion and transfer of the pension obligations.

We are convinced that the transfer of the pension obligations was carried out in full compliance with applicable legal requirements. The business model of the public pension funds was approved by the Austrian Financial Market Authority.

(26) Events after the balance sheet date (Continued)

At present, we consider the risk that a court will order us to guarantee a certain pension level for all employees affected by the conversion to be remote. If, however, we were ordered to guarantee pension levels for all employees who worked with us before the conversion at pre-conversion levels, the costs to us could be material, depending on the investment performance of the pension funds, mortality rates and other factors. You should not assume that this could not occur. We cannot rule out the possibility that employment courts will grant some compensation awards, particularly to employees who were close to retirement when the conversion occurred.

In 2002, in accordance with savings bank sector collective bargaining agreements, we made a single € 7.3 million payment to the two pension funds to offset partially pension reductions for employees who retired between 2000 an 2002. As a result of this payment, as well as the release of certain funding reserves that had been established within the pension funds, the excess of the amount that would have been paid under the pre-2000 program over the amount available under the new arrangements was reduced to approximately 3 per cent as at the end of 2002. These adjustments do not insulate plan participants against future investment losses.

- Bank Burgenland Litigation: According to press reports, the governor (Landeshauptmann) of the Austrian province of Burgenland has announced that the province is preparing to commence a lawsuit against us claiming damages of up to € 150 million in the wake of a financial crisis affecting Bank Burgenland, a regional bank for which the province provides a deficiency guarantee. The reports indicate that the suit might also include the Republic of Austria and Austrian bank supervisory authorities as codefendants for alleged lapses in regulatory supervision.

We formerly held a 34% equity interest (43% voting) in Bank Burgenland. In 2000, a fraud involving the former chief executive officer of Bank Burgenland and the owner of a group of companies that in the aggregate constituted Bank Burgenland's largest borrower threatened to cause Bank Burgenland's collapse. We supported Bank Burgenland's rescue by converting approximately EUR 200 million of our outstanding credits into contingent payment claims (Besserungskapital) and extending revolving credit lines for the ongoing refinancing of Bank Burgenland. The province of Burgenland agreed to guarantee unconditionally the contingent payment claims, which are scheduled to be repaid in seven annual tranches beginning in 2004. As part of the rescue package, we transferred our entire ownership interest in Bank Burgenland to the province of Burgenland for less than one Euro. A Bank Austria employee who sat on the 15-member Bank Burgenland supervisory board consequently withdrew from that position.

The losses of Bank Burgenland for which the province bears financial responsibility are substantial relative to the size of the province's annual budget. According to press reports, the province's governor alleges that because of the size of our former shareholding in Bank Burgenland, we should bear a portion of the losses. Moreover, the province of Burgenland reportedly alleges that if a repurchase transaction that our subsidiary, Bank Austria Handelsbank AG, entered into with Bank Burgenland in May 1996 had not been entered into, the fraud would have been detected earlier and the losses that the province must bear as guarantor would be smaller.

We believe there is no legal foundation for a claim by the province or Bank Burgenland against us, and plan to contest vigorously any action that might be brought against us in this regard.

Public Offering of Ordinary Bearer Shares of Bank Austria Creditanstalt AG

At its ordinary general meeting on May 14th 2003 HypoVereinsbank AG, Munich, Bank Austria Creditanstalt's dominant shareholder, stated again that for the purpose of strengthening the HVB group's core capital ratio, it would float up to almost 25% of Bank Austria Creditanstalt's share capital via an Initial Public Offering, an intention it announced for the first time on March 28th.

(27) Changes in segment reporting with effect from 2003

1. Allocation of "Other Items":

In the past the "Other Items/Reclassifications" segment showed significant amounts which were not allocated. In 2002 Bank Austria Creditanstalt has further developed its database and set up new

(27) Changes in segment reporting with effect from 2003 (Continued)

processes allowing the bank to allocate almost all costs (e.g. costs of major IT projects; showing all interest effects resulting from employee benefit plans in net interest income rather than in general administrative expenses) to the responsible business segment. For database reasons these changes can only be recalculated for 2002 year-end figures and not for the previous year's interim reporting periods. Bank Austria Creditanstalt discloses quarterly figures for 2002 only on a pro rata basis (e.g. first quarter 25% of 2002).

2. Change in allocation of investments:

Some investments were newly allocated to the business segment according to the management responsibilty. This change relates to interests as follows:

	2003	2002
CABET—Holding	Corporate Customers	Other Items/Reclassifications
Investkredit Bank AG	Corporate Customers	Other Items/Reclassifications
Oesterreichische Kontrollbank AG	Corporate Customers	Other Items/Reclassifications
BA-Treuhand GmbH	Real Estate Finance	Other Items/Reclassifications
Immobilienholding GmbH (profit- and substance sharing rights)	Other Items/Reclassifications	Real Estate Finance

3. Change in the principle of allocating residual costs:

The method of allocating residual costs to the income-generating units was changed with effect from 2003 as against 2002; This allocation is a kind of a "flat charge" the basis of which is the operating income. It fluctuates during a financial year in absolute and relative terms. In former years the allocation key was the sum total of allocated direct and indirect costs.

Notes to the Consolidated Financial Statements (Continued)

(27) Changes in segment reporting with effect from 2003 (Continued)

Segment reporting

		Domestic Private Customers and Professionals	Domestic Corporate Customers	Domestic Real Estate Finance and Customers	CEE (Central and Eastern Europe)	International Markets Domestic Operations	Asset Management	Other Items/ Reclassi- fication	BA-CA Group
					€ m				
Net interest income	Q1/2003	189	144	25	139	15	(1)	9	520
	¼ 2002(*)	200	156	22	160	32	(1)	8	576
Losses on loans and advances	Q1/2003	(24)	(66)	(8)	(29)	0	0	(1)	(128)
	¼ 2002(*)	(24)	(73)	(7)	(25)	(2)	0	(3)	(134)
Net fee and commission income	Q1/2003	111	67	3	82	3	6	0	270
	¼ 2002(*)	109	66	3	82	2	6	0	269
Net trading result	Q1/2003	0	0	0	27	57	24	1	109
	¼ 2002(*)	0	1	0	7	33	15	2	58
General administrative expenses	Q1/2003	(251)	(124)	(15)	(160)	(48)	(9)	(11)	(619)
	¼ 2002(*)	(255)	(119)	(13)	(180)	(41)	(10)	(9)	(626)
Balance of other operating income and expenses	Q1/2003	(2)	2	0	(2)	(5)	0	4	(3)
	¼ 2002(*)	4	2	0	(1)	(1)	0	(5)	(1)
Operating profit	**Q1/2003**	**23**	**22**	**5**	**57**	**22**	**19**	**2**	**149**
	¼ 2002(*)	**34**	**33**	**5**	**43**	**23**	**11**	**(7)**	**142**
Net income from investments	Q1/2003	1	7	0	7	5	0	1	20
	¼ 2002(*)	1	8	0	6	0	(2)	(5)	8
Balance of other income and expenses	Q1/2003	0	0	0	0	0	0	0	(1)
	¼ 2002(*)	0	0	0	0	0	0	(2)	(2)
Amortisation of goodwill	Q1/2003	(2)	(1)	0	(9)	(2)	0	(1)	(15)
	¼ 2002(*)	(1)	(1)	0	(11)	(7)	(1)	(1)	(22)
Net income before taxes	**Q1/2003**	**21**	**28**	**5**	**54**	**24**	**19**	**1**	**153**
	¼ 2002(*)	**34**	**40**	**5**	**37**	**16**	**9**	**(15)**	**126**
Average risk-weighted assets	Q1/2003	11,468	26,606	5,748	13,440	3,793	1,438	4,800	67,293
	2002	11,925	28,993	6,323	13,100	4,309	1,686	5,094	71,429
Equity allocated (average)	Q1/2003	711	1,650	356	833	235	89	699	4,573
	2002	739	1,798	392	812	267	105	629	4,742
Return on equity before taxes	Q1/2003	12.2%	6.8%	5.4%	25.9%	41.5%	85.5%		13.4%
	2002	18.5%	8.9%	4.2%	18.3%	23.8%	34.0%		10.6%
Cost/income ratio in %	Q1/2003	84.3%	58.5%	54.0%	65.0%	69.0%	32.2%		69.0%
	2002	81.3%	52.8%	52.9%	72.6%	62.5%	46.0%		69.3%

(*) Previous year's figures are shown on a pro rata basis (¼ of 2002 adjusted figures, as explained above).

Information according to the Austrian Banking Act

(28) Capital resources and capital requirements of the Bank Austria Creditanstalt group of *credit institutions*

	31 March 2003	31 Dec. 2002
	€ m	
Paid-in capital	829	829
Capital reserve	1,489	1,489
Revenue reserve	439	416
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	2,070	2,070
Untaxed reserves	161	163
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	70	246
Less intangible assets	(606)	(639)
Core capital (Tier 1)	**4,453**	**4,574**
Supplementary capital	1,202	1,206
Revaluation reserve	82	56
Subordinated capital	2,227	2,287
Supplementary elements (Tier 2)	**3,510**	**3,549**
Deductions	(578)	(614)
Net capital resources	**7,385**	**7,509**
Assessment basis (banking book)	66,053	67,160
Tier 1 capital ratio	6.74%	6.81%
Total capital ratio	11.18%	11.18%
Available Tier 3	**1,399**	**1,548**
Requirement for the trading book and for open foreign exchange positions	366	434

Excerpt from Polish Listing Prospectus (pp. A-35 and A-36) (Sept. 30, 2003)

Issuer's performance of disclosure obligations

Issuer's performance of disclosure obligations pursuant to Austrian law

The Issuer, being a joint-stock company duly established pursuant to the laws of the Republic of Austria, with its Shares admitted to stock exchange trading in Austria, is subject to certain disclosure regulations imposed by Austrian law.

The obligation to file current information pertains to:

- activities of BACA which may essentially influence the share price due to their impact on BACA's business development, financial situation or results;
- payment of dividends, issue of new shares, exercise of preemptive and exchange rights;
- amendments of shareholders' rights and essential amendments of the shareholding structure;
- intended amendments to the by-laws;
- essential amendments to the existing voting rights structure among the shareholders.

As a rule, current report should be filed immediately upon the occurrence of the event triggering the obligation to file current information pursuant to the Austrian Securities Act. However, with respect to some information this Act provides for other deadlines for current information. For example, with respect to changes in the structure of votes held by the shareholders a period of 9 days following the obtainment of the respective information is allowed.

In addition to the obligation to file current information, the Austrian Stock Exchange Act provides for the obligation to regularly disclose: annual financial statements (consolidated and unconsolidated), and immediately upon their approval by the Supervisory Board - interim report, and quarterly financial reports (consolidated and unconsolidated) - within 3 months following the end of the respective reporting period. Pursuant to the Austrian law, the interim report is not audited or reviewed by independent auditors.
The information referred to above is published in the Official Journal (Amtsblatt) of the Wiener Zeitung, either by publishing the entire document, or a reference to a place where the entire document may be accessed (§ 78 of the Austrian Stock Exchange Act (BörseG)). Information on the payment of dividend, issuance of new shares, execution of pre-emptive or exchange rights may be circulated directly to the shareholders.

Issuer's performance of disclosure obligations pursuant to Polish law

Upon admission of its Shares to public trading in Poland, the Issuer will endeavour all efforts in order to comply with the disclosure obligations imposed by the provisions of Polish law. The Issuer is planning to submit current and periodic reports via the EMITENT system. The reports submitted via this system will be drafted and delivered in the Polish language, subject to the following reservations. The Issuer shall take every effort in order to ensure that these reports are submitted within the time limits specified in the Polish Securities Act, and the Ordinance of the Council of Ministers of October 16, 2001 regarding current and periodic information to be provided by issuers of securities (Dz. U. No. 39 of 2001 Item 1569, as amended).

As regards the information and data which, according to Polish regulations, the issuers are required to submit in the form of current reports, the Issuer shall disclose all such information concurrently in Austria and in Poland. If, however, although acting with due diligence, given the large size of a report, the issuer were unable to prepare the report in Polish and in German and make the report simultaneously available to the public in Austria and in Poland, the Issuer shall publish the original (German) version of the report

in Poland, accompanied by a summary of the information in the Polish language. Within the next 3 business days, the Issuer shall publish an unabridged Polish version of the report.

The Issuer agrees to provide current reports on the Polish and the Austrian market with respect to any suspension of trading in BA-CA's shares either on the Warsaw or Vienna stock exchange.

The Issuer additionally points to the fact that, as an Austrian financial institution, it is subject to certain special regulations of Austrian law, which may regulate certain issues differently or be in conflict with the disclosure obligations imposed by Polish law. In the event of such a conflict, the Issuer shall be unconditionally obliged to satisfy the obligations under Austrian law, which may prevent it from fulfilling some of the disclosure obligations arising out of Polish law. For instance, given the specific nature of the banking activities engaged in by the Issuer and the banking secrecy obligations under Austrian law, the Issuer will be unable to disclose certain information pertaining to the scope of its activities required to be disclosed under Polish regulations on disclosure obligations. Simultaneously, the Issuer represents that in performing its disclosure obligations, it shall always adhere to the principle of equal access to information for investors in Poland and in Austria, that is, the information that will not be made public in Poland will not be made public in Austria either.

The Issuer shall make every effort to ensure that periodic reports are simultaneously published Poland and in Austria. However, given that the large size and complexity of the documents, as well as their vital importance for the assessment of financial condition of the Issuer, their publication in Poland will take place in two stages. First, the full contents of a periodic report in the original German version and a translation into Polish of the financial tables included in the report only, i.e. balance sheet, profit and loss account, statement of changes in shareholders' equity, cash flow (without notes), will be disclosed to investors in Poland, concurrently with the publication of the complete periodic report in Austria. At the next stage, as soon as practicable, but no later than within 4 weeks (with respect to an annual and semi-annual report), and 2 weeks (with respect to a quarterly report) from the publication of the complete report in German, Polish investors will receive the complete report in the Polish language. The lack of synchronisation in providing the descriptive part of periodic reports to investors in Austria and in Poland results from the need to have the report translated into Polish and thoroughly verified in order to ensure that investors in Poland have access to complete, accurate and verified information about the Issuer.
Considering the fact that the Issuer prepares only consolidated financial statements based on the International Accounting Standards, in view of the provisions of § 57, Section 1a of the Ordinance of the Council of Ministers of October 16, 2001, regarding current and periodic information disclosed by issuers of securities, the Issuer shall make public only consolidated periodic reports drafted in accordance with the International Accounting Standards.

Supplementary information on segment reporting for Q1/2003

The definitions of business segments have been changed to reflect a rearrangement of responsibilities at Managing Board level with effect from 1 April 2003. Segment reporting based on the new definitions has been applied for the first time in the Interim Report at 30 June 2003 and is explained there (see note 28 on page 29 of the Interim Report at 30 June 2003). To facilitate analysis, the following table presents pro-forma segment data (restated) for the first quarter of 2003.

Segment reporting for the first quarter of 2003 – pro forma
(based on the new definitions applied for the first time in the Interim Report at 30 June 2003)

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	Q1/2003	196	169	139	15	2	520
	1/4 2002[1]	207	177	160	32	1	576
Losses on loans and advances	Q1/2003	−24	−74	−29	0	−1	−128
	1/4 2002[1]	−24	−80	−25	−2	−3	−134
Net fee and commission income	Q1/2003	121	70	82	3	−5	270
	1/4 2002[1]	120	70	82	2	−5	269
Net trading result	Q1/2003	2	0	27	57	23	109
	1/4 2002[1]	0	1	7	33	17	58
General administrative expenses	Q1/2003	−260	−140	−160	−48	−12	−619
	1/4 2002[1]	−263	−132	−180	−41	−10	−626
Balance of other operating income and expenses	Q1/2003	−2	2	−2	−5	4	−3
	1/4 2002[1]	5	2	−1	−1	−5	0
Operating profit	**Q1/2003**	**32**	**27**	**57**	**22**	**11**	**149**
	1/4 2002[1]	**44**	**38**	**43**	**23**	**−5**	**143**
Net income from investments	Q1/2003	1	7	7	5	1	20
	1/4 2002[1]	1	7	6	−0	−7	8
Amortisation of goodwill	Q1/2003	−2	−1	−9	−2	−1	−15
	1/4 2002[1]	−2	−1	−11	−7	−1	−22
Balance of other income and expenses	Q1/2003	0	−0	−0	0	0	−1
	1/4 2002[1]	0	0	−0	0	−1	−2
Net income before taxes	**Q1/2003**	**31**	**33**	**54**	**24**	**11**	**153**
	1/4 2002[1]	**43**	**44**	**37**	**16**	**−14**	**126**
Average risk-weighted assets	Q1/2003	11,478	32,354	13,440	3,793	6,228	67,293
	2002	11,933	35,315	13,100	4,309	6,772	71,429
Equity allocated (average)	Q1/2003	712	2,006	833	235	787	4,573
	2002	740	2,190	812	267	733	4,742
Return on equity before taxes in %	Q1/2003	17.4	6.5	25.9	41.5		13.4
	2002	23.3	8.1	18.3	23.8		10.6
Cost/income ratio in %	Q1/2003	82.1	58.0	65.0	69.0		69.0
	2002	79.5	52.8	72.6	62.5		69.3

1) Comparative figures for the previous year are shown on a pro-rata basis (1/4 of the adjusted 2002 figures in the income statement for the year as a whole, as explained in the Interim Report).

Bank Austria Creditanstalt

Banking for success.

Interim Report at 31 March 2003

A Member of HVB Group



Bank Austria Creditanstalt
Bank Austria Creditanstalt Leasing
CA IB Corporate Finance Beratungs GmbH
Asset Management GmbH
Capital Invest
BANK*PRIVAT*
Schoellerbank

Bank Przemyslowo-Handlowy PBK
HVB Bank Czech Republic
HVB Bank Slovakia
HVB Bank Hungary
Bank Austria Creditanstalt Ljubljana
HVB Bank Romania
CB Biochim, Bulgaria
HVB Bank Croatia, Splitska banka
HVB Bank Bosna i Hercegovina
HVB Bank Yugoslavia
Skopje Representative Office

Contents

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the 1st quarter of 2003

	(Notes)	1 Jan. – 31 March 2003 €m	1 Jan. – 31 March 2002 €m	Change €m	Change in %
Interest income		1,269	1,572	– 303	– 19.3
Interest expenses		749	970	– 222	– 22.9
Net interest income	(5)	520	602	– 82	– 13.6
Losses on loans and advances	(6)	–128	–171	43	– 25.0
Net interest income after losses on loans and advances		**392**	**431**	**– 39**	**– 9.0**
Fee and commission income		339	349	– 10	– 3.0
Fee and commission expenses		69	64	5	7.5
Net fee and commission income	(7)	270	285	– 15	– 5.3
Net trading result	(8)	109	61	48	78.3
General administrative expenses	(9)	–619	–673	54	– 8.0
Balance of other operating income and expenses	(10)	– 3	9	– 12	– 135.7
Operating profit		**149**	**113**	**36**	**32.2**
Net income from investments		20	22	– 2	– 9.5
Amortisation of goodwill		15	16	– 1	– 3.3
Balance of other income and expenses		– 1	– 1	0	– 1.9
Profit from ordinary activities/ Net income before taxes		**153**	**118**	**35**	**– 29.4**
Taxes on income		– 33	– 22	– 11	50.3
Net income		**120**	**96**	**24**	**24.6**
Minority interests		19	16	3	18.0
Consolidated net income		**101**	**81**	**21**	**25.9**

Key figures

	1 Jan. – 31 March 2003	1 Jan. – 31 March 2002
Earnings per share (in €)	0.89	0.71
Cost/income ratio	69.0%	70.4%

Note:

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2003 compared with the balance sheet at 31 December 2002

Assets

	(Notes)	31 March 2003 €m	31 Dec. 2002 €m	Change €m	in %
Cash and balances with central banks	(11)	1,559	1,824	– 264	– 14.5
Trading assets	(12)	19,259	18,954	305	1.6
Loans and advances to, and placements with, banks	(13)	28,048	29,558	–1,510	–5.1
Loans and advances to customers	(14)	74,565	76,354	–1,789	–2.3
– Loan loss provisions		–3,616	–3,622	6	–0.2
Investments	(15)	18,500	17,976	524	2.9
Property and equipment	(16)	1,139	1,177	–38	–3.2
Intangible assets	(17)	1,176	1,162	13	1.1
Other assets		4,448	4,586	–138	–3.0
TOTAL ASSETS		**145,077**	**147,968**	**–2,891**	**–2.0**

Liabilities and shareholders' equity

	(Notes)	31 March 2003 €m	31 Dec. 2002 €m	Change €m	in %
Amounts owed to banks	(18)	41,229	41,033	196	0.5
Amounts owed to customers	(19)	54,126	56,562	–2,435	–4.3
Liabilities evidenced by certificates	(20)	19,187	19,992	–805	–4.0
Trading liabilities	(21)	10,842	10,504	338	3.2
Provisions	(22)	3,482	3,490	–8	–0.2
Other liabilities	(23)	4,743	4,673	71	1.5
Subordinated capital	(24)	6,309	6,455	–146	–2.3
Minority interests		615	650	–35	–5.4
Shareholders' equity		4,544	4,610	–66	–1.4
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**145,077**	**147,968**	**–2,891**	**–2.0**

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2003 compared with the balance sheet at 31 March 2002

Assets

	(Notes)	31 March 2003 € m	31 March 2002 € m	Change € m	Change in %
Cash and balances with central banks	(11)	1,559	2,676	−1,116	−41.7
Trading assets	(12)	19,259	13,380	5,879	43.9
Loans and advances to, and placements with, banks	(13)	28,048	38,113	−10,065	−26.4
Loans and advances to customers	(14)	74,565	78,350	−3,786	−4.8
– Loan loss provisions		−3,616	−3,540	−76	2.1
Investments	(15)	18,500	19,117	−617	−3.2
Property and equipment	(16)	1,139	1,268	−129	−10.2
Intangible assets	(17)	1,176	1,167	9	0.7
Other assets		4,448	4,590	−142	−3.1
TOTAL ASSETS		**145,077**	**155,120**	**−10,043**	**−6.5**

Liabilities and shareholders' equity

	(Notes)	31 March 2003 € m	31 March 2002 € m	Change € m	Change in %
Amounts owed to banks	(18)	41,229	47,313	−6,084	−12.9
Amounts owed to customers	(19)	54,126	57,341	−3,215	−5.6
Liabilities evidenced by certificates	(20)	19,187	22,181	−2,994	−13.5
Trading liabilities	(21)	10,842	7,089	3,753	52.9
Provisions	(22)	3,482	3,251	230	7.1
Other liabilities	(23)	4,743	4,431	313	7.1
Subordinated capital	(24)	6,309	7,611	−1,302	−17.1
Minority interests		615	1,078	−463	−42.9
Shareholders' equity		4,544	4,825	−281	−5.8
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**145,077**	**155,120**	**−10,043**	**−6.5**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39[1]	Shareholders' equity
As at 1 January 2002	829	2,177	2,148	–279	4,875
Consolidated net income			81		81
Dividend paid			–116		–116
Foreign currency translation and other changes			–55		–55
Gains and losses recognised directly in equity in accordance with IAS 39				40	40
As at 31 March 2002	829	2,177	2,058	–239	4,825

1)

Reserves in accordance with IAS 39	31 Dec. 2001	31 March 2002
Cash flow hedge reserve	–159	–165
Available-for-sale reserve	–120	–74
Total	–279	–239

€ m	Subscribed capital	Capital reserves[1]	Retained earnings	Reserves in accordance with IAS 39[2]	Shareholders' equity
As at 1 January 2003	829	2,016	2,031	–266	4,610
Consolidated net income			101		101
Dividend paid			–116		–116
Foreign currency translation and other changes			–92		–92
Gains and losses recognised directly in equity in accordance with IAS 39				41	41
As at 31 March 2003	829	2,016	1,924	–225	4,544

1) Shares in controlling company (€ 161 m) deducted.

2)

Reserves in accordance with IAS 39	31 Dec. 2002	31 March 2003
Cash flow hedge reserve	–263	–249
Available-for-sale reserve	–3	24
Total	–266	–225

Cash flow statement

€ m	1 Jan. – 31 March 2003	1 Jan. – 31 March 2002
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	1,824	3,428
Cash flows from operating activities	–10	236
Cash flows from investing activities	90	–1,251
Cash flows from financing activities	–340	263
Effects of exchange rate changes	–5	0
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,559	2,676

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

The consolidated interim report of the Bank Austria Creditanstalt Group was prepared in accordance with International Accounting Standards (IAS), as interpreted by the Standard Interpretations Committee (SIC). This interim report covering the first quarter of 2003 (1 January to 31 March 2003) is in accordance with IAS 34 (Interim Financial Reporting).

All figures are stated in Euro (EUR) million, unless otherwise stated.

(2) Changes in accounting principles in 2003

Referring to segment reporting changes (see note 27) in the allocation of costs as at 1 January 2003, which will be disclosed in the segment report, we have applied the same accounting principles and methods as in the 2002 annual report with the following exceptions:

- Starting 2003 we have allocated a loan loss provision attributable to debt securities to the balance sheet item 'Investments' (€ 19 m).
- Part of a purchase price (€ 8 m) of a non-consolidated subsidiary was reclassified to goodwill due to the allocation to a consolidated subsidiary.
- An investment in the amount of € 6 m originally shown in the item 'Loans and advances to customers' was reclassified to investments.

(3) Earnings per share

As there are no financial instruments outstanding which could have a dilutive effect on the bank's shares, basic earnings per share equal diluted earnings per share. For the first quarter of 2003, earnings per share were € 0.89 compared with € 0.71 for the previous year's first quarter.

(4) Changes within the Group in 2003

The Bulgarian Bank CB Biochim AD (including HVB Bulgaria), which was acquired during 2002, is included in the consolidated financial statements as from 1 January 2003.

The effects on the income statement for the first quarter of 2003 of the two banks which were not part of the Group in the previous year but were acquired in 2002 – that is, as stated above, Bank CB Biochim AD and Splitska banka, Croatia – are shown in the following table:

Income Statement of Bank Austria Creditanstalt Group for the first quarter of 2003
(including the contribution of Bank CB Biochim AD and Splitska banka)

€ m	1 Jan. – 31 March 2003	thereof Biochim and Splitska
Interest income	1,269	28
Interest expenses	749	9
Net interest income	520	19
Losses on loans and advances	–128	–3
Net interest income after losses on loans and advances	392	16
Fee and commission income	339	7
Fee and commission expenses	69	1
Net fee and commission income	270	6
Net trading result	109	6
General administrative expenses	–619	–17
Balance of other operating income and expenses	–3	–2
Operating profit	**149**	**10**
Net income from investments	20	0
Amortisation of goodwill	15	0
Balance of other income and expenses	–1	0
Profit from ordinary activities / Net income before taxes	**153**	**10**
Taxes on income	–33	–2
Net income	**120**	**7**
Minority interests	19	0
Consolidated net income	**101**	**7**

Notes to the Income Statement

(5) Net interest income

€ m	1 Jan. – 31 March 2003	1 Jan. – 31 March 2002
Interest income from		
loans and advances and money market transactions	1,017	1,259
bonds and other fixed-income securities	157	227
shares and other variable-yield securities	33	16
companies accounted for under the equity method	8	8
investment property	6	8
Interest expenses for		
deposits	498	662
liabilities evidenced by certificates	147	202
subordinated capital	75	77
Results from leasing transactions	19	25
NET INTEREST INCOME	**520**	**602**

(6) Losses on loans and advances

€ m	1 Jan. – 31 March 2003	1 Jan. – 31 March 2002
Allocations to	214	256
provisions for loans and advances	*204*	*251*
provisions for contingent liabilities	*10*	*4*
Releases from	–76	–75
provisions for loans and advances	*–72*	*–70*
provisions for contingent liabilities	*–4*	*–5*
Recoveries of loans and advances previously written off	–10	–10
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**128**	**171**

(7) Net fee and commission income

€ m	1 Jan. – 31 March 2003	1 Jan. – 31 March 2002
Securities and custodian business	56	67
Foreign trade/payment transactions	166	168
Lending business	35	35
Other services and advisory business	12	15
NET FEE AND COMMISSION INCOME	**270**	**285**

(8) Net trading result

€ m	1 Jan. – 31 March 2003	1 Jan. – 31 March 2002
Equity-related transactions	26	3
Interest-rate and currency-related transactions	83	58
NET TRADING RESULT	**109**	**61**

(9) General administrative expenses

€ m	1 Jan. – 31 March 2003	1 Jan. – 31 March 2002
Staff costs	349	376
Wages and salaries	*240*	*270*
Social-security contributions	*54*	*50*
Expenses for retirement benefits and other benefits	*55*	*56*
Other administrative expenses	208	236
Depreciation and amortisation	62	61
on property and equipment	*37*	*40*
on intangible assets excluding goodwill	*25*	*21*
GENERAL ADMINISTRATIVE EXPENSES	**619**	**673**

(10) Balance of other operating income and expenses

€ m	1 Jan. – 31 March 2003	1 Jan. – 31 March 2002
Other operating income	17	28
Other operating expenses	20	19
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**–3**	**9**

Notes to the Balance Sheet

(11) Cash and balances with central banks

€ m	31 March 2003	31 Dec. 2002
Cash and balances with central banks	1,359	1,630
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	200	194
Treasury bills and non-interest-bearing Treasury notes as well as similar debt instruments issued by public issuers	*187*	*179*
Bills of exchange	*14*	*15*
CASH AND BALANCES WITH CENTRAL BANKS	**1,559**	**1,824**

(12) Trading assets

€ m	31 March 2003	31 Dec. 2002
Bonds and other fixed-income securities	**6,708**	**6,894**
Money market paper	*627*	*850*
Debt securities	*5,618*	*5,579*
issued by public borrowers	*1,922*	*1,505*
issued by other borrowers	*3,696*	*4,074*
Group's own debt securities	*463*	*465*
Shares and other variable-yield securities	**1,272**	**1,293**
Shares	*68*	*81*
Investment certificates	*768*	*763*
Other	*436*	*449*
Positive market values on derivative financial instruments	**11,261**	**10,750**
Equity derivatives	*49*	*41*
Interest-rate and currency derivatives	*11,212*	*10,709*
Other trading assets	**18**	**17**
TRADING ASSETS	**19,259**	**18,954**

(13) Loans and advances to, and placements with, banks – breakdown by product

€ m	31 March 2003	31 Dec. 2002
Loans and advances	8,716	9,615
Money market placements	19,332	19,943
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**28,048**	**29,558**

(14) Loans and advances to customers – breakdown by product

€ m	31 March 2003	31 Dec. 2002
Loans and advances	72,986	73,694
Other receivables	1,578	2,660
LOANS AND ADVANCES TO CUSTOMERS	**74,565**	**76,354**

(15) Investments

€ m	31 March 2003	31 Dec. 2002
Held-to-maturity investments – debt securities	**7,362**	**7,341**
Available-for-sale investments	**10,380**	**9,880**
Shares in unconsolidated subsidiaries	1,105	1,234
Shares in other companies	2,212	2,378
Other fixed-income securities	3,921	3,132
Shares and other variable-yield securities	3,141	3,136
Securities held as short-term investments	*1,452*	*1,445*
Securities held as long-term investments	*1,690*	*1,691*
Investments in companies accounted for under the equity method	**330**	**325**
Investment property	**428**	**431**
INVESTMENTS	**18,500**	**17,976**

(16) Property and equipment

€ m	31 March 2003	31 Dec. 2002
Land and buildings used for banking operations	734	742
Other land and buildings	20	18
Other property and equipment	386	418
PROPERTY AND EQUIPMENT	**1,139**	**1,177**

(17) Intangible assets

€ m	31 March 2003	31 Dec. 2002
Goodwill	900	872
Other intangible assets	276	290
INTANGIBLE ASSETS	**1,176**	**1,162**

(18) Amounts owed to banks – breakdown by product

€ m	31 March 2003	31 Dec. 2002
Repayable on demand	7,527	3,883
With agreed maturity dates or periods of notice		
Loans raised	10,640	10,603
Money market deposits by banks	21,892	21,028
Other amounts owed to banks	1,169	5,519
AMOUNTS OWED TO BANKS	**41,229**	**41,033**

(19) Amounts owed to customers – breakdown by product

€ m	31 March 2003	31 Dec. 2002
Savings deposits	**17,541**	**17,578**
Other amounts owed to customers	**36,586**	**38,983**
Repayable on demand	15,567	16,808
With agreed maturity	21,019	22,176
AMOUNTS OWED TO CUSTOMERS	**54,126**	**56,562**

(20) Liabilities evidenced by certificates – breakdown by product

€ m	31 March 2003	31 Dec. 2002
Debt securities issued	14,462	14,926
Mortgage bonds and local-authority bonds	*2,438*	*2,559*
Other debt securities issued	*12,023*	*12,367*
Other liabilities evidenced by certificates	4,725	5,066
LIABILITIES EVIDENCED BY CERTIFICATES	**19,187**	**19,992**

(21) Trading liabilities

€ m	31 March 2003	31 Dec. 2002
Negative market values on derivative financial instruments	10,842	10,504
Equity derivatives	39	34
Interest-rate and currency derivatives	10,659	10,301
Other trading liabilities	144	169
TRADING LIABILITIES	**10,842**	**10,504**

(22) Provisions

€ m	31 March 2003	31 Dec. 2002
Provisions for retirement benefits and similar obligations	2,616	2,609
Provisions for taxes	553	588
Current taxes	*78*	*78*
Deferred taxes	*474*	*510*
Provisions for restructuring costs	1	2
Provisions for contingent liabilities	128	100
Other provisions for impending losses	184	191
PROVISIONS	**3,482**	**3,490**

(23) Other liabilities

€ m	31 March 2003	31 Dec. 2002
Negative market values on derivative hedging instruments	3,069	3,082
Other amounts payable	1,466	1,478
Deferred income	208	112
OTHER LIABILITIES	**4,743**	**4,673**

(24) Subordinated capital

€ m	31 March 2003	31 Dec. 2002
Subordinated liabilities	5,054	5,207
Supplementary capital	1,254	1,247
SUBORDINATED CAPITAL	**6,309**	**6,455**

Additional IAS Disclosures

(25) Employees

(Full-time equivalent)	31 March 2003	31 March 2002
Bank Austria Creditanstalt Group	31,489	31,437
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business 1)	11,820	12,443
CEE and other subsidiaries 2)	19,669	18,994
of which: Poland	*11,939*	*13,891*

1) Including six non-consolidated subsidiaries which support the core banking business.
2) Including non-consolidated HVB Bank Yugoslavia a.d and the consolidated companies Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, Capital Invest KAG, Asset Management GmbH, BA/CA Asset Finance Ltd., BA Cayman Islands Ltd., Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG.

(26) Events after the balance sheet date

Legal Proceedings

▷We are engaged in litigation with former and current employees relating to a 1999 restructuring of our pension plans.

In 1999, the former Bank Austria AG, the former Creditanstalt AG and other Austrian savings institutions converted their pension plans for employees retiring in 2000 and later years from direct defined benefit arrangements into defined contribution arrangements using two outside public pension funds as benefit providers. The great majority of the then active employees of Bank Austria Aktiengesellschaft and Creditanstalt AG were affected by the conversion, either as a result of savings bank sector or company-specific collective bargaining arrangements or as a result of individual election. For employees, participation in the conversion meant that their right to receive a defined company pension directly from us following retirement was converted into a right to a share of the assets (and hence the investment performance) of the pension funds. Approximately 60 of our company's employees elected not to participate in the conversion and so continued to be covered by our defined benefit plan. Bank Austria Aktiengesellschaft and Creditanstalt AG contributed an aggregate of approximately € 690 million to the pension funds in consideration for their assumption of the liabilities for the service periods of the affected employees before January 1, 2000. For service periods after that date, Bank Austria Aktiengesellschaft and Creditanstalt AG agreed to make periodic defined contributions to the pension funds. The pension plan arrangements of employees who retired before January 1, 2000 were unaffected by the conversion.

The worldwide decline in equity markets since 1999 has caused the performance of the pension funds to fall significantly below the funds' forecasts. Certain groups of employees who have retired or who plan to retire over the next few years claim that we should compensate them for the loss they have suffered as a result of the underperformance of the pension funds. Some former and current employees have initiated litigation seeking to recover from us any present or future shortfalls in their pension payments from the pension funds determined by reference to what their

defined benefit claims would have been had the conversion not occurred. Furthermore, in relation to the same matter, the Austrian Union Association (Österreichischer Gewerkschaftsbund) has initiated litigation against the Austrian Savings Bank Association (Sparkassenverband), seeking to obtain declaratory judgement on the illegality of the conversion and transfer of the pension obligations.

We are convinced that the transfer of the pension obligations was carried out in full compliance with applicable legal requirements. The business model of the public pension funds was approved by the Austrian Financial Market Authority.

At present, we consider the risk that a court will order us to guarantee a certain pension level for all employees affected by the conversion to be remote. If, however, we were ordered to guarantee pension levels for all employees who worked with us before the conversion at pre-conversion levels, the costs to us could be material, depending on the investment performance of the pension funds, mortality rates and other factors. It should not be assumed that this could not occur. We cannot rule out the possibility that employment courts will grant some compensation awards, particularly to employees who were close to retirement when the conversion occurred.

In 2002, in accordance with savings bank sector collective bargaining agreements, we made a single € 7.3 million payment to the two outside pension funds to partially offset pension reductions for employees who retired between 2000 and 2002. As a result of this payment, as well as the release of certain funding reserves that had been established within the pension funds, the excess of the amount that would have been paid under the pre-2000 program over the amount available under the new arrangements was significantly reduced for most of the affected employees. These adjustments do not insulate plan participants against future investment losses.

▷ Bank Burgenland Litigation: According to press reports, the governor (Landeshauptmann) of the Austrian province of Burgenland has announced that the province is preparing to commence a lawsuit against us claiming damages of up to € 150 million in the wake of a financial crisis affecting Bank Burgenland, a regional bank for which the province provides a deficiency guarantee. The reports indicate that the suit might also include the Republic of Austria and Austrian bank supervisory authorities as co-defendants for alleged lapses in regulatory supervision.

We formerly held a 34% equity interest (43% voting) in Bank Burgenland and provided financing to Bank Burgenland including in the form of the repurchase transaction described below. In 2000, a fraud involving the former chief executive officer of Bank Burgenland and the owner of a group of companies that in the aggregate constituted Bank Burgenland's largest borrower threatened to cause Bank Burgenland's collapse. We supported Bank Burgenland's rescue by converting approximately € 200 million of our outstanding credits into contingent payment claims (Besserungskapital) and extending revolving credit lines for the ongoing refinancing of Bank Burgenland. The province of Burgenland agreed to guarantee unconditionally the contingent payment claims, which are scheduled to be repaid in seven annual tranches beginning in 2004. As part of the rescue package, we transferred our entire ownership

interest in Bank Burgenland to the province of Burgenland for less than one Euro. A Bank Austria employee who sat on the 15-member Bank Burgenland supervisory board consequently withdrew from that position.

The losses of Bank Burgenland for which the province bears financial responsibility are substantial relative to the size of the province's annual budget. According to press reports, the province's governor alleges that because of the size of our former shareholding in Bank Burgenland, we should bear a portion of the losses. Moreover, the province of Burgenland reportedly alleges that if a repurchase transaction that our subsidiary, Bank Austria Handelsbank AG, entered into with Bank Burgenland in May 1996 but before Bank Burgenland closed its books for 1995 and which allegedly enabled Bank Burgenland to finalize its 1995 financial statements had not been entered into, the fraud would have been detected earlier and the losses that the province must bear as guarantor would be smaller.

We believe there is no legal foundation for a claim by the province or Bank Burgenland against us, and plan to contest vigorously any action that might be brought against us in this regard.

Public Offering of Ordinary Bearer Shares of Bank Austria Creditanstalt AG

At its ordinary general meeting on May 14th 2003 HypoVereinsbank AG, Munich, Bank Austria Creditanstalt's dominant shareholder, stated again that for the purpose of strengthening the HVB Group's core capital ratio, it would float up to almost 25% of Bank Austria Creditanstalt's share capital via an Initial Public Offering, an intention it announced for the first time on March 28th.

(27) Segment reporting

€ m		Domestic Private Customers and Professionals	Domestic Corporate Customers	Domestic Real Estate Finance and Customers	CEE (Central and Eastern Europe)	International Markets	Asset Management	Other Items/ Reclassifications	BA-CA Group
Net interest income	Q1/2003	189	144	25	139	15	–1	9	520
	1/4 2002 1)	200	156	22	160	32	–1	8	576
Losses on loans and advances	Q1/2003	–24	–66	–8	–29	–	–	–1	–128
	1/4 2002 1)	–24	–73	–7	–25	–2	–	–3	–134
Net fee and commission income	Q1/2003	111	67	3	82	3	6	–	270
	1/4 2002 1)	109	66	3	82	2	6	–	269
Net trading result	Q1/2003	–	–	–	27	57	24	1	109
	1/4 2002 1)	–	1	–	7	33	15	2	58
General administrative expenses	Q1/2003	–251	–124	–15	–160	–48	–9	–11	–619
	1/4 2002 1)	–255	–119	–13	–180	–41	–10	–9	–626
Balance of other operating income and expenses	Q1/2003	–2	2	–	–2	–5	–	4	–3
	1/4 2002 1)	4	2	–	–1	–1	–	–5	–1
Operating profit	**Q1/2003**	**23**	**22**	**5**	**57**	**22**	**19**	**2**	**149**
	1/4 2002 1)	**34**	**33**	**5**	**43**	**23**	**11**	**–7**	**142**
Net income from investments	Q1/2003	1	7	–	7	5	–	1	20
	1/4 2002 1)	1	8	–	6	–	–2	–5	8
Balance of other income and expenses	Q1/2003	–	–	–	–	–	–	–	–1
	1/4 2002 1)	–	–	–	–	–	–	–2	–2
Amortisation of goodwill	Q1/2003	–2	–1	–	–9	–2	–	–1	–15
	1/4 2002 1)	–1	–1	–	–11	–7	–1	–1	–22
Net income before taxes	**Q1/2003**	**21**	**28**	**5**	**54**	**24**	**19**	**1**	**153**
	1/4 2002 1)	**34**	**40**	**5**	**37**	**16**	**9**	**–15**	**126**
Average risk-weighted assets	Q1/2003	11,468	26,606	5,748	13,440	3,793	1,438	4,800	67,293
	2002	11,925	28,993	6,323	13,100	4,309	1,686	5,094	71,429
Equity allocated (average)	Q1/2003	711	1,650	356	833	235	89	699	4,573
	2002	739	1,798	392	812	267	105	629	4,742
Return on equity before taxes in %	*Q1/2003*	*12.2%*	*6.8%*	*5.4%*	*25.9%*	*41.5%*	*85.5%*		*13.4%*
	2002	*18.5%*	*8.9%*	*4.2%*	*18.3%*	*23.8%*	*34.0%*		*10.6%*
Cost/income ratio in %	*Q1/2003*	*84.3%*	*58.5%*	*54.0%*	*65.0%*	*69.0%*	*32.2%*		*69.0%*
	2002	*81.3%*	*52.8%*	*52.9%*	*72.6%*	*62.5%*	*46.0%*		*69.3%*

1) Previous year's figures are shown on a pro rata basis (1/4 of 2002 adjusted figures, as explained below).

Changes in segment reporting with effect from 2003

1. Allocation of "Other Items"

In the past the "Other Items/Reclassifications" segment showed significant amounts which were not allocated. In 2002 Bank Austria Creditanstalt has further developed its database and set up new processes allowing the bank to allocate almost all costs (e.g. costs of major IT projects; showing all interest effects resulting from employee benefit plans in net interest income rather than in general administrative expenses) to the responsible business segment. For database reasons these changes can only be recalculated for 2002 year-end figures and not for the previous year's interim reporting periods. Bank Austria Creditanstalt discloses quarterly figures for 2002 only on a pro rata basis (e.g. first quarter 25 % of 2002).

2. Change in allocation of investments

Some investments were newly allocated to the business segment according to the management responsibilty. This change relates to interests as follows:

	2003	2002
CABET-Holding	Corporate Customers	Other Items/Reclassifications
Investkredit Bank AG	Corporate Customers	Other Items/Reclassifications
Oesterreichische Kontrollbank AG	Corporate Customers	Other Items/Reclassifications
BA-Treuhand GmbH	Real Estate Finance	Other Items/Reclassifications
Immobilienholding GmbH (profit and substance sharing rights)	Other Items/Reclassifications	Real Estate Finance

3. Change in the principle of allocating residual costs

The method of allocating residual costs to the income-generating units was changed with effect from 2003 as against 2002: This new allocation is a kind of a "flat charge" the basis of which is the operating income. It fluctuates during a financial year in absolute and relative terms. In former years the allocation key was the sum total of allocated direct and indirect costs.

Information according to the Austrian Banking Act

(28) Capital resources and assessment basis of the Bank Austria Creditanstalt group of credit institutions

€ m	31 March 2003	31 Dec. 2002
Paid-in capital	829	829
Capital reserve	1,489	1,489
Revenue reserve	439	416
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	2,070	2,070
Untaxed reserves	161	163
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	70	246
Less intangible assets	−606	−639
Core capital (Tier 1)	**4,453**	**4,574**
Supplementary capital	1,202	1,206
Revaluation reserve	82	56
Subordinated capital	2,227	2,287
Supplementary elements (Tier 2)	**3,510**	**3,549**
Deductions	−578	−614
Net capital resources	**7,385**	**7,509**
Assessment basis (banking book)	66,053	67,160
Tier 1 capital ratio	6.74%	6.81%
Total capital ratio	11.18%	11.18%
Available Tier 3	**1,399**	**1,548**
Requirement for the trading book and for open foreign exchange positions	366	434

Bank Austria Creditanstalt

Banking for success.

Interim Report at 30 June 2003

A Member of HVB Group



Bank Austria Creditanstalt
Bank Austria Creditanstalt Leasing
CA IB Corporate Finance Beratungs GmbH
Asset Management GmbH
Capital Invest
BANK*PRIVAT*
Schoellerbank

Bank Przemyslowo-Handlowy PBK
HVB Bank Czech Republic
HVB Bank Slovakia
HVB Bank Hungary
Bank Austria Creditanstalt Ljubljana
HVB Bank Romania
CB Biochim, Bulgaria
Splitska banka
HVB Bank Bosna i Hercegovina
HVB Bank Yugoslavia
Skopje Representative Office

Contents

Highlights

20 January	US$ 320 million bond structured for Termoelectrica, the Romanian electricity company.
14 February	Introduction of "flexible loan for residential housing" supported by an advertising campaign.
17 February	Regensburg University's ibi ranking shows Bank Austria Creditanstalt as best Austrian bank in the Internet.
28 February	Bank Austria Creditanstalt named "Best Investor" for the acquisition of Commercial Bank Biochim in Bulgaria.
5 March	Global Finance awards Bank Austria Creditanstalt the title "Best Trade Finance Bank in CEE".
10 March	The opening of a representative office in Skopje, the capital of Macedonia, further strengthens the network in South-East Europe.
10 March	"RatingBeratung der BA-CA" for corporate customers – the core element of the integrated corporate finance approach, the newly developed approach to serving and advising corporate customers in anticipation of the New Basel Capital Accord ("Basel 2").
17 March	Gerhard Randa becomes Chairman of the Supervisory Board of BA-CA with effect from 1 April; Karl Samstag, until then Randa's Deputy, becomes the new Chairman of Bank Austria Creditanstalt's Managing Board.
28 March	HVB and BA-CA announce plans for the IPO of Bank Austria Creditanstalt.
2 April	Corporate bond with a volume of € 200 million placed for the Austrian Federal Railways (ÖBB).
23 April	Bank Austria Creditanstalt launches product initiative including savings and investment products.
16 May	€ 500 million syndicated loan arranged for Sappi, the paper manufacturing company.
20 May	Global Finance names Bank Austria Creditanstalt "Best Bank in CEE".
21/22 May	Opening of branches in Mostar (Bosnia and Herzegovina) and Brasov (Romania).
30 May	First five-year kuna-denominated Croatian government bond with a volume of 1 billion kuna placed successfully.
2 June	"e-Rechnung" becomes standard for payments in the Internet. Electronic Bill Presentment and Payment starts as a joint venture of Bank Austria Creditanstalt, Raiffeisen and Erste.
5 June	New branch opened in Prievidza, Slovakia. Further branches are planned for 2003.
11 June	Bank Austria Creditanstalt signs agreement to purchase Central Profit banka, a Bosnian bank.
11 June	Opinion leaders discuss Europe's future at the Bank Austria Creditanstalt Forum on Europe.
23 June	Offering period for the Bank Austria Creditanstalt share starts.
27 June	According to Teleperformance International, BA-CA's 24h-ServiceLine is the best telephone and e-mail service of any bank in Austria.
30 June	OMV corporate bond with a volume of € 250 million successfully placed by Bank Austria Creditanstalt as Sole Lead Manager and Bookrunner.
4 July	Purchase of CAC Leasing in the Czech Republic and in Slovakia.
9 July	The Bank Austria Creditanstalt share is listed on the Vienna Stock Exchange.

Bank Austria Creditanstalt at a Glance

Income statement figures (in € m)	1 Jan.–30 June 2003	1 Jan.–30 June 2002	Change
Net interest income after losses on loans and advances	830	863	– 3.9%
Net fee and commission income	543	556	– 2.2%
Net trading result	187	55	> 100%
General administrative expenses	1,240	1,276	– 2.8%
Operating profit	315	192	+ 63.8%
Net income before taxes	301	201	+ 50.1%
Consolidated net income	202	137	+ 47.2%
Earnings per share in € in accordance with IAS	1.78	1.21	+ 47.2%

Balance sheet figures (in € m)	30 June 2003	31 Dec. 2002	Change
Total assets	144,399	147,968	– 2.4%
Loans and advances to customers after loan loss provisions	71,586	72,826	– 1.7%
Primary funds	77,550	83,009	– 6.6%
Shareholders' equity	4,680	4,610	+ 1.5%

Key performance indicators (in %)	30 June 2003	31 Dec. 2002
Return on equity after taxes (ROE)	8.8	6.5
Return on assets (ROA)	0.28	0.20
Cost/income ratio	69.5	69.3
Credit risk charge / risk-weighted assets	0.68	0.77
Risk/earnings ratio	21.6	23.3
Total capital ratio	11.3	11.2
Tier 1 capital ratio	6.7	6.8

Staff	30 June 2003	30 June 2002	Change
Bank Austria Creditanstalt (full-time equivalent)	31,170	31,774	– 1.9%
Austria (BA-CA AG and its Austrian subsidiaries that support its core banking business)	11,687	12,290	– 4.9%
CEE and other subsidiaries	19,483	19,484	–
of which: Poland	11,737	13,369	– 12.2%

Offices	30 June 2003	30 June 2002	Change
Bank Austria Creditanstalt	1,299	1,208	+ 91
Austria	429	508	– 79
CEE countries	870	700	+ 170
of which: Poland	538	594	– 56



Dear Shareholders,
Ladies and Gentlemen,

The listing of the new Bank Austria Creditanstalt share revives a business idea which temporarily receded into the background on account of turbulent stock market developments in the past few years: the "Bank of the Regions in the heart of Europe". Bank Austria Creditanstalt's shareholders three years ago almost unanimously passed resolutions approving the integration with HVB. A lot has happened since then: the end of the New Economy boom and many a stock market euphoria, the deconcentration of large companies, the new line-up of corporate groups.

Yet a major reason for the decisions made at that time is now more relevant than ever before: we wanted, and want, to create the leading banking group in the heart of Europe. For the business sector we are building a network across old borders. For people we contribute to ensuring prosperity and harmonising prosperity levels by providing our banking services.

We have made considerable progress – despite the current problems in the operating environment – toward achieving our objectives: the "new" Bank Austria Creditanstalt operating in Austria today is an integrated whole, the bank focuses on its core business as a universal bank, without any peripheral activities which absorb capital, without any exposures at the other end of the world. For this purpose, HVB and Bank Austria Creditanstalt exchanged their banking subsidiaries in various regions via purchases and sales. This has created the bank with the most extensive network in CEE.

Today the enlarged internal market of the EU is a mere matter of form. And we are making another step forward: the initial public offering of shares – the net proceeds will fully benefit Bank Austria Creditanstalt – gives Bank Austria Creditanstalt additional resources to push ahead with the task for which it is responsible within the HVB Group: expanding business in CEE and deepening the network in the region – in the interest of local customers in CEE and Austria, but also, and this is a more far-reaching claim, in the interest of German and international customers of the Group's global network.

The HVB Group – like the other shareholders in Bank Austria Creditanstalt – places considerable expectations in Bank Austria Creditanstalt and in the new share: earnings through growth, opening up markets, pursuing a forward strategy! Rather than eroding its resources in crowding-out competition, the bank is to help build new markets and open them up to the European business sector. The bank benefits from its experience of integration in Austria, from the pragmatic focus on customers in the regions, and it can rely on the wide reach and diversification of an international banking group.

With the stock exchange listing, Bank Austria Creditanstalt's performance will be assessed directly by the markets and will thus become more clearly visible. This will also benefit the HVB Group. I am sure that Bank Austria Creditanstalt will be successful.

Gerhard Randa

Chairman of the Supervisory Board of Bank Austria Creditanstalt
Chief Operating Officer of HVB Group



Dear Shareholders,
Dear Business Partners and Customers,

We are presenting to you Bank Austria Creditanstalt's first interim report, and we will again publish the interim report regularly after our initial public offering of shares.

In the first half of 2003, Bank Austria Creditanstalt achieved consolidated net income of € 202 m and a significant increase in results compared with the previous year. Overall, this is in line with what we have planned for this year. Despite weak demand and the adverse impact from the development of interest rates and margins, we generated higher operating revenues. The net trading result has made a major contribution to this increase. Especially in Central and Eastern Europe, the trend is right: our CEE banks account for a steadily growing proportion of overall profits. And we benefit from sustained synergies from the integration in Austria and Poland.

But we expect more, both of the market and of ourselves. With regard to the operating environment, there are initial signs that the excessively pessimistic sentiment is improving. And as to ourselves: we enjoy the best starting position in our home markets, which complement each other in an ideal manner, and we are convinced of our future as a universal bank in a networked Europe.

In Austria, following the successful integration steps taken in past years, we are pursuing a forward strategy. We see enough room for expansion even in a mature market: applying our integrated service approach, we will make even better use of potential for business with our existing customers and we will win new customers by further encouraging decentralised initiative. And we aim to increase our market share in those Austrian regions where we are still underrepresented. To reach these goals, we will make targeted use of resources available to us.

In Central and Eastern Europe, three factors are building on each other: the rate of economic growth is double the rate achieved in the European Union. Moreover, financial intermediation is gathering momentum, and market penetration with modern banking services is making quick progress. We are not just being swept along in this process, we are playing an active role in it. The IPO enables us to further pursue our expansion. We will use our potential, both through organic growth and through selective acquisitions.

We look forward to the future with confidence.

Karl Samstag
Chairman of the Managing Board of Bank Austria Creditanstalt

The New Bank Austria Creditanstalt Share

On 27 March 2003, HypoVereinsbank, the controlling shareholder of Bank Austria Creditanstalt, held a press conference to present its annual financial statements. On that occasion it announced its intention to increase the equity capital of its subsidiary Bank Austria Creditanstalt via a capital increase excluding subscription rights, while continuing to hold a majority interest of at least 75 % plus one share of the share capital. A resolution approving such a capital increase was passed at the annual general meeting of Bank Austria Creditanstalt on 20 June 2003.

After extensive preparations from the beginning of April to the middle of June, the bookbuilding process within the defined price range of € 27 to € 31 took place from 23 June to 8 July. This process was accompanied by presentations and one-on-ones in 12 financial centres in Europe and the USA.

The initial public offering of 33,031,740 new shares in Bank Austria Creditanstalt AG and an over-allotment option for 15 % (greenshoe for an additional 4,954,760 shares) consisted of an offering to Austrian private and institutional investors and an international offering to institutional investors including "qualified institutional buyers" (QIBs) in the US in reliance on Rule 144A.

The bookbuilding process resulted in the offering (including the volume covered by the greenshoe) being oversubscribed over the entire price range. Institutional investors, predominantly from Europe, accounted for 98 % of demand (see chart).

On 8 July 2003, the issuing syndicate set the offering price at € 29 per share. After the shares had been allotted, trading in the shares in the Prime Market segment of the Vienna Stock Exchange commenced on 9 July 2003 at 11 a.m. The over-allotment option is exercisable by the investment banks in the syndicate until 8 August 2003.

The proceeds from the issue before exercise of the greenshoe amount to € 958 m. After deduction of the issuing costs, the net proceeds will be fully credited to the equity capital account of Bank Austria Creditanstalt and booked in the items "subscribed capital" and "share premium account". As published in the issuing prospectus, Bank Austria Creditanstalt will use the proceeds from the IPO primarily for financing its planned expansion in the countries of Central and Eastern Europe (CEE), be it through organic growth or through targeted acquisitions. For € 439 m the bank will acquire HVB's remaining 18.95 % interest in the Polish subsidiary BPH PBK. Following completion of this transaction, Bank Austria Creditanstalt will hold a 71.03 % interest in BPH PBK. This transaction was agreed in 2002 in the course of the realignment of operations on market terms (at arm's length).

Some € 60 m of the proceeds from the IPO will be used for the acquisition of Central Profit banka (Bosnia and Herzegovina) and of the leasing companies CAC Leasing a.s. in the Czech Republic and CAC Leasing Slovakia a.s.

Shareholder structure of Bank Austria Creditanstalt
as at 9 July 2003


Regional structure of demand
at the time of allotment
Austria 4%
Offshore 3%
USA 12%
UK 38%
Europe excl. UK, A 43%
147 million shares
(before exercise of the greenshoe)
Free float 22.5%
HVB 77.5%

Economic Environment and Market Situation

The first half of 2003 was marked by a resilient response to the downward spiral of pessimistic expectations with regard to global economic trends and international stock markets. Financial markets digested the confidence crisis, but the share price recovery on the world's major stock markets did little more than correct the sell-off seen in the first few months of the year. Economic sentiment indicators did not improve until June, when excessive fears of deflation were overcome. Most recently, expectations remained at a low point between stagnation and hesitant recovery.

Deep-rooted scepticism gradually being overcome

These global influences also determined economic trends in our core markets of Austria and CEE, though the situation was relatively favourable here: the Austrian economy felt the adverse impact of developments in Germany, where cyclical and structural weaknesses accumulated. Pension reform discussions additionally dampened consumer sentiment in Austria. Nevertheless, in the first six months GDP rose at a modest rate of 0.5 % compared with the previous year. This reflects various factors benefiting the Austrian economy: construction activity in Austria is characterised by a steady trend, industrial output expectations and investment propensity at least show an upward tendency, and intensified trade with Central and Eastern Europe supports overall external trade. The effects of the euro's appreciation against the US dollar (on one occasion by as much as 14 %, to a level of almost US$ 1.20 per euro) are generally overestimated, all the more so as the stronger euro has price-stabilising effects on the import side. There is sufficient scope for fiscal policy measures, without a need to take pro-cyclical action.

Austria has somewhat more growth potential

In the first half of 2003, the CEE economies grew at an estimated overall rate of just over 3 % compared with the previous year. Thus they achieved considerably stronger growth than the euro area, even if closer trade links made it increasingly difficult for these countries to counterbalance the general economic weakness prevailing especially in Germany. The higher overall growth rate was mainly due to robust domestic demand, which in most countries resulted from significant growth in real wages (supported by an improvement in productivity) and thus from lively private consumption. An analysis by region shows that the Baltic states recorded the strongest growth. The catching-up process continued in South-East Europe, too, where growth rates ranging between 4 % and 5 % were supported by capital expenditure. Poland's economic performance was below average, but on the basis of more favourable terms of financing and improved corporate profits – leading to stronger investment activity – there were signs of accelerating growth as the first half-year progressed. The Polish zloty, moving in parallel with the US dollar, depreciated significantly against the euro. The Hungarian forint was devalued twice, in mid-January and in early June, against the euro; in combination with the accompanying increase in key interest rates, this caused temporary uncertainty among international investors.

Economic data

Real GDP, %	2001	2002	2003
USA	0.3	2.4	2.1
Japan	– 0.2	– 0.2	1.0
Euro area	1.5	0.8	0.6
CEE 8 (EU 2004)	2.4	2.5	3.0
South-East Europe	4.7	5.0	4.3
Austria	**2001**	**2002**	**2003**
GDP growth	0.7	1.0	0.8
Private consumption	1.5	0.9	1.3
Investment in equipment	– 2.9	– 9.4	1.9
Investment in construction	– 1.5	– 0.5	1.2
Exports in a broader sense	7.4	2.7	1.5
Imports in a broader sense	5.9	– 1.3	2.5
CEE countries	**2001**	**2002**	**2003**
Poland	1.0	1.4	2.5
Czech Republic	3.0	2.0	2.6
Hungary	3.8	3.3	3.0
Slovakia	3.3	4.4	4.5
Slovenia	2.9	3.2	2.6
Bulgaria	4.0	4.8	4.0
Croatia	3.8	5.2	4.0
Romania	5.3	4.9	4.6

The unfavourable economic climate had an impact on the banking business in the first six months, not only through low growth in demand – close to stagnation – and a correspondingly low increase in lending and transaction volumes, but also through a difficult financial market environment.

Downward interest rate trend continues. Setbacks in the bond market

The monetary easing by the European Central Bank – which lowered its key interest rate by 1/4 percentage point in early March and by 1/2 percentage point in early June, to a level of 2 % – finally led to a significant decline in short-term interest rates and narrowing margins in Europe, too. Long-term interest rates followed the general interest rate trend over long periods, but the bond market provided a difficult setting: by mid-June, when the deflation hysteria culminated, the 10-year Austrian benchmark yield had fallen to a record low of 3.55 %. Occasionally there were strong setbacks and price declines, e.g. in the second half of March and especially from the middle of June to the middle of July.

Measured by the DJ EuroStoxx index, share prices rose by 18 % in the second quarter, but at the end of June they were just under 3 % higher than the low level reached at the end of 2002. This failed to stimulate investor interest, so that securities turnover remained moderate.

Companies improve their balance sheets

As companies improved their financing structure, this gave an impetus to the markets: the corporate bond market experienced a boom, reflected in clearly lower credit spreads, and the finance departments of companies sought to lock in the low level of interest rates for the future. Most recently, there were also signs of a recovery in the M&A market.

Difficult reversal in financial market trend



Index
110
100
90
80
70
60
% p.a.
4.5
4.0
3.5
3.0
2.5
2.0
Q1/02 Q2/02 Q3/02 Q4/02 Q1/03 Q2/03 Q3/03

- Shares (DJ EuroStoxx)
- Yield on 10-year government bonds (EUR benchmark)
- 3-month money rate (EUR)

Bank Austria Creditanstalt in the First Half of 2003

Financial review

In the second quarter of 2003, Bank Austria Creditanstalt repeated the good performance achieved in the previous quarter, thus considerably improving its results for the first six months compared with the previous year, despite the difficult environment: consolidated net income for the first half of 2003 was **€ 202 m**, an **increase of € 65 m** or 47 % over the figure for the first six months of the previous year. Net income before taxes rose by € 101 m or 50 % to € 301 m, and operating profit increased by € 123 m or 64 % to € 315 m.

Net income before taxes up by 50% on the previous year

These high rates of growth are mainly due to developments in the second quarter: a comparison with the same quarter of the previous year shows an increase of just under 80 % in net income before taxes and a doubling of operating profit. In this connection, the base period effect should be noted: in the previous year the comparative figures for the second quarter were clearly lower than the annual average for 2002, as the economic situation started to deteriorate rapidly exactly one year ago – contrary to expectations at the time – and financial markets slid into a confidence crisis from which they have recovered to some degree only recently. Compared with one-half of the figures in the income statement for the previous year (1/2 of 2002), net income before taxes rose by about 20 % and operating profit increased by 10 %.

Regardless of statistical effects, and seen against the background of the operating environment, results for the first half of 2003 represent a good performance:

- ▷ Business in Austria in the first half of the year, and especially in the second quarter of 2003, continued to be characterised by weak volumes and margins. The bank took a number of measures to counteract this trend; helped by a somewhat more favourable economic environment, these measures should have positive effects. Nevertheless, both net interest income and net fee and commission income were lower than in the previous year.
- ▷ These declines in income were offset by an outstanding net trading result, which was well above the comparative figures and internal budget figures.
- ▷ Moreover, our subsidiaries actively participated in the accelerated upward trend in Central and Eastern Europe (CEE). Irrespective of temporary exchange losses, they make a steadily rising contribution to overall profits.
- ▷ The significant improvement in results was in particular due to progress made in enhancing efficiency – through successful credit risk management, against the general trend in the industry, and through the sustained reduction of general administrative expenses.

The consolidation of Biochim and Splitska banka, in respect of which the comparative figures for the previous year were not restated, increases expense and income items by up to 5% (see note 4 to the income statement, page 22).

Details of items in the income statement

In the first six months of 2003, **net interest income** was € 1,059 million, down by € 124 m or 10 % on the figure for the first half of 2002. In line with interest rate movements in the past one and a half years, the first quarter saw a stronger decline in net interest income compared with the previous year than the second quarter; a comparison between the first and the second quarters shows an increase of 4 %. The decline in the first six months was primarily due to narrower margins in Austria and, to a lesser extent, to weak volumes – despite good progress in business on the assets side in

the Private Customers segment. The main factor that led to the lower contribution from interest-related business was a decline in margins on the deposits side. Given the record low of interest rates – in absolute terms –, the bank found it difficult, or was even unable, to pass on the lower market rates to depositors, especially for short maturities. And investors' preference for liquidity in an environment of uncertainty led to strong interest in short-term deposits. In Poland, interest rate spreads diminished as the convergence process advanced. Moreover, technical factors also had an impact on net interest income: a growing part of fixed-income trading activities is handled via derivatives. In accordance with the IAS rules, this results in a shift from net interest income to the net trading result. And finally, currency translation of CEE results into euros accounts for a part – estimated at € 23 m – of the decline in net interest income.

Net interest income affected by narrower margins on the deposits side

The **net charge for losses on loans and advances** was € 229 m (deductible item). In the first half of 2003 it was thus € 91 m or 28 % lower than in the previous year, and it also declined from the first to the second quarter of 2003. Two-thirds of this favourable effect resulted from operations in Austria (despite a further deterioration in insolvency statistics) and one-third from Poland. Nevertheless, at € 830 m, **net interest income after losses on loans and advances** was € 33 m or just under 4 % lower than in the previous year.

In the first six months of 2003, **net fee and commission income** was € 543 m, down by € 12 m or 2 % on the previous year's figure. As expected, this development reflects uncertainty among investors, especially retail customers, with regard to investment in securities. However, the low point in securities commissions was seen in autumn last year. In the meantime, net inflows at our investment fund management companies, and also in direct investment business, have recovered. On the other hand, low fee income from payment transactions reflects not only the economic slowdown, but also the implementation of EU rules for price harmonisation in cross-border payment transactions within the European Union.

The **net trading result** for the first half of 2003 amounted to € 187 m, three and a half times the level recorded a year ago. It should be noted that a year ago, in the wake of the surprising interest rate reversal in the second quarter of 2002, the trading performance had been weak. But the net trading result is also over 60 % higher than one-half of the – good – result

Results of Bank Austria Creditanstalt
First half of 2003 compared with first half of 2002



Effect on results in € m and change in %
Net interest income
-10.5%
Net charge for losses on loans and advances
-28.4%
Net fee and commission income
-2.2%
Net trading result
238.6%
General administrative expenses
-2.8%
Operating result
63.8%
Net income before taxes
50.1%
Consolidated net income
47.2%
-150
-120
-90
-60
-30
0
30
60
90
120
150

achieved in the previous year as a whole. Contributions to this strong performance came from Vienna-based Treasury operations (money market / foreign exchange trading, fixed income activities, and Emerging Markets Investments) and from the CEE subsidiaries.

At € 1,559 m, operating revenues – i.e. **operating income** after the net charge for losses on loans and advances – in the first half of 2003 exceeded the previous year's figure by € 86 m or 6 %. Despite the expansion in CEE, **general administrative expenses** in the first half of 2003 (€ 1,240 m, down by € 36 m or 2.8 %) were kept below the figure for the first six months of the previous year and below one-half of the previous year's total figure. This reduction was achieved through cost savings – following the completion of major changes in IT systems in the previous year – at Austrian subsidiaries which support the core banking business, and through synergies in Poland. The cost/income ratio was reduced to below 70 % (69.5 % after 71.3 % in the previous year). The balance of other operating income and expenses hardly changed (€ –4 m after € –5 m). **Operating profit** for the first six months of 2003 thus reached **€ 315 m**, an increase of € 123 m or 64 % as against the previous year.

Enhanced earnings and cost synergies lead to double-digit growth rate in operating profit

Net income from investments reached € 19 m, down by € 21 m or one-half from the previous year's figure, which included sales of equity interests. The other deductible items (amortisation of goodwill, and the balance of other income and expenses) matched the previous year's levels as planned. **Net income before taxes** for the first half of 2003 was € 301 m, up by € 101 m or 50 % on the previous year.

After deduction of taxes on income in the amount of € 66 m (22 % of net income before taxes) and of minority interests (€ 33 m), the first six months of 2003 closed with **consolidated net income** of € 202 m. This is an increase of € 65 m or 47 % on the previous year.

On the basis of 114 million shares, this results in **earnings per share** of € 1.78 (previous year: € 1.21). The return on equity after taxes (ROE) rose from 5.7 % in the previous year to 8.8 %.

Balance sheet

The consolidated balance sheet of Bank Austria Creditanstalt contracted in the first half of 2003: compared with the end of the previous year, **total assets** as at 30 June 2003 declined by € 3.6 bn or 2.4 % to **€ 144.4 bn**. To a lesser extent, this contraction was due to seasonal effects (return of year-end liquidity to normal levels). A weightier factor is the current economic situation, which dampens the expansion of items dependent on the business cycle, e.g. sluggish credit demand from companies on the assets side, or the generally weak development of deposits on the liabilities side. The continued trend towards disintermediation has an impact on the balance sheet, too.

Nevertheless, the decline in total assets reflects specific management measures rather than market developments. These measures include efforts to reduce risk-weighted assets and the increased use of derivatives for proprietary trading activities and asset/liability management, as a result of which interbank business on both sides of the balance sheet is reduced and trading assets and trading liabilities increase. Bank Austria Creditanstalt's policy is to optimise interbank business, which is connected with Treasury operations, with due regard to risk and cost aspects: trading activities are primarily conducted via derivatives, thus reducing capital required to be allocated to such business and the liquidity costs.

Balance sheet optimised under the aspects of risk management and liquidity costs

This is also the reason for the major changes on the **assets side**: trading assets increased by € 3.0 bn to € 22.0 bn (+16 %), loans and advances to, and placements with, banks (with money market placements representing two-thirds of this item) were reduced by € 5.1 bn or 17 %. Loans and advances to customers – totalling € 75.1 bn and representing more than one-half (52 %) of total assets – decreased by € 1.3 bn or 1.6 %. This decline was mainly due to lower money market placements (down by € 1.1 bn), i.e. money market transactions with institutional customers (repurchase transactions, overnight money and term money). On the other hand, loans to customers and real estate finance expanded by 4 % and 6 %, respectively.

Loan loss provisions (shown as a deductible item) remained almost unchanged compared with the level at the end of 2002 (–0.7 % to € 3.6 bn). At the end of June 2003, investments stood at € 17.5 bn, 2.5 % lower than on 31 December 2002.

On the **liabilities side**, trading liabilities, primarily including negative market values on derivative financial instruments, showed the strongest growth, rising by € 2.7 bn or 26 % to € 13.2 bn. Amounts owed to banks (€ 40.4 bn) declined by € 0.7 bn or 1.7 %, after a significant reduction in the previous year.

Amounts owed to customers decreased by € 2.6 bn or 4.5 % to € 54.0 bn. Within this item, savings deposits remained stable at € 17.6 bn. This important source of funds accounts for almost one-third of total customer deposits. On balance, the largest decline was seen in time deposits (–11 %). Together with liabilities evidenced by certificates (€ 17.9 bn), which decreased by 11 % because of large redemptions in all sub-categories, and inclusive of subordinated capital (–12 % to € 5.7 bn), "primary funds" total € 77.6 bn, accounting for some 55 % of the balance sheet total. Therefore, in March this year, Bank Austria Creditanstalt initiated a number of measures to increase marketing activities for on-balance sheet investment products, including the bank's own issues, in the domestic business.

Savings deposits at a stable level, decline in time deposits, large redemptions

Among the other liabilities items, **subordinated capital** (€ 5.7 bn) decreased by 12.3 %. **Minority interests** (€ 611 m) fell by 6 % as the bank acquired additional shares in CEE subsidiaries.

As at 30 June 2003, **shareholders' equity** amounted to € 4.7 bn (3.2 % of the balance sheet total). The slight increase of € 71 m (1.5 %) is the net effect of the allocation of consolidated net income (€ 202 m) to retained earnings, less the dividend payment (€ 116 m), a decrease in the foreign currency translation reserve (€ 125 m) and a positive change of € 99 m in the reserves in accordance with IAS 39 (other changes: € +10 m).

Capital resources

At the end of the first half of 2003, the assessment basis pursuant to the Austrian Banking Act (banking book) was € 67.0 bn, almost matching the level at the end of the previous year (–0.3 %), and capital requirements developed in line with this movement. This was due partly to the weak development of business volume on the assets side, and partly to exchange rate changes (primarily in the USD and PLN). Net capital resources rose by 0.7 % to € 7.6 bn. The Tier 1 capital ratio declined slightly, from 6.81 % to 6.68 %, while the total capital ratio increased from 11.18 % to 11.29 % (30 June 2003 compared with 31 December 2002).

Development of business segments

▶ The **Private Customers / Austria** business segment was the most strongly affected by the trend in interest margins over the past one and a half years. In contrast to previous phases of interest rate reductions, the decline in revenues was not offset by growth in net fee and commission income, but became even more pronounced as customers showed restraint with regard to investment in securities. Net interest income was € 375 m, down by € 39 m or 10 % on the previous year. Net fee and commission income was slightly above one-half of the previous year's total figure, but fell far short of expectations for the current year. Further synergies in the sales sector reduced general administrative expenses by € 21 m or 4 %. On the basis of net income before taxes of € 61 m (down by € 25 m or 29 % on the previous year), the ROE reached 16.8 %.*)

Retail banking affected by economic environment, yet ROE reaches 17 %

Lending business developed very favourably, both in terms of volume and income, above all in the areas of housing finance (in euros), consumer credits and current account loans. This means that the weaker revenue was primarily attributable to business on the liabilities side, especially the more restricted manœuvring

*) For segment reporting purposes, results for the first half of 2003 are compared with one-half of the previous year's total figure because quarterly figures were not restated to reflect the changed method of allocating residual costs (see note 28, page 29).

room for terms and conditions: deposit volume declined slightly, and business was adversely affected, above all, by lower margins on variable-rate savings deposits, and to a lesser extent by similar developments in sight and time deposits. Investors still switch their securities holdings into other securities less frequently. New business picked up in the first half of 2003, particularly in the bank's own funds, real estate securities and guarantee products. Net inflows at our asset management subsidiaries (AMG and Capital Invest) in the second quarter were again somewhat lower than in previous months, reflecting the rather short counter-movement on stock markets. At the end of June, assets under management totalled € 22 bn (including € 3.9 bn at BANK*PRIVAT*).

Therefore Bank Austria Creditanstalt launched programmes in the second quarter to enhance business volume and earnings. The first package of measures aimed at stabilising the funding base. The second package which is currently being implemented involves measures to boost lending and leasing business as well as reviewing prices for the range of deposit products, including special terms and conditions. The sales performance is to be enhanced through targeted use of resources in the branch network and through intensified cross-selling across product groups. In the securities sector, a rise in the volume of redemptions provides an opportunity for the bank to offer its customers reinvestment in the bank's own fund products, real estate shares and structured bond investments.

▶ Earnings in the **Corporate Customers / Austria** business segment improved slightly in the first half of 2003 compared with one-half of the previous year's total figure, although results still fall short of expectations for this year. At € 359 m, net interest income was € 4 m or 1 % higher than in the previous year. Lending volume stagnated (with the exception of investment finance), while margins improved slightly. On the liabilities side, the decline in margins had an adverse impact, all the more so as corporate customers primarily hold short-term deposits. A decisive improvement was achieved with regard to the net charge for losses on loans and advances: although the situation regarding insolvencies in Austria remained critical, the provisioning charge fell by € 29 m or 18 % to € 130 m. Net fee and commission income was € 132 m, down by 5 % from the previous year. While the securities business has seen some improvement in the course of this year, fee-based business was adversely affected by new factors including the loss of fee income in the wake of the implementation of the EU's regulation on cross-border payments in the internal market. In the first six months of 2003, the Corporate Customers segment achieved net income before taxes of € 98 m, an increase of € 10 m or 11 % over one-half of the previous year's total figure. Successful portfolio management reduced the risk-weighted assets (and the related capital requirement) by 8 %. The ROE rose from 8.1 % to 9.8 %.

Earnings in the Corporate Customers segment improve on the assets side, increase in advisory services and securities business

Within the Corporate Customers business segment, especially the real estate sector – comprising large-volume business with professional real estate customers – made very good progess, both in net interest income and in real estate consulting services.

In business with international corporates, the combination of local customer relationships and international expertise helped to further enhance the market position in the core markets, in particular through large-volume acquisition financing transactions in Austria and CEE. In this connection, the volume of international syndications increased especially in CEE, for example, for PKN Orlen, the Polish oil company, and for HEP, the Croatian energy supply company. An innovation is the Umbrella Loan: customers can use this product flexibly in different countries, depending on their liquidity and investment requirements. The Export Finance unit also recently recorded higher business volumes in CEE and, above all, in Asia, and confirmed its leading position in the core markets.

▶ The **International Markets** business segment performed very strongly through positioning and trading activities. It took advantage of the difficult situation in the market, which saw two trend reversals in the bond market in March and June, and changes in volatility in

between. With the net trading result, for which International Markets is responsible to a large extent, the segment made a substantial contribution to more than offsetting the negative effects from interest rate movements and economic trends on commercial banking business.

Operating revenues after the net charge for losses on loans and advances reached € 152 m, again exceeding (by € 22 m or 17 %) the very good result represented by one-half of the previous year's total figure. As residual costs are apportioned according to a method using operating profit as a basis, the business segment had to bear a higher proportion of costs. Net income before taxes increased by € 9 m or 29 % to € 41 m.

Substantial revenue growth achieved by all trading units of Treasury in Vienna

All trading units, from Money Markets to Financial Engineering, contributed to the increase in operating revenues. The Relative Value Trading unit benefited from the narrowing of spreads on corporate bonds and also from the steeper yield curve prevailing towards the end of the reporting period. The only negative impact resulted from the "HUF crisis", with the unexpected devaluation of the Hungarian forint in early June and compensating interest rate steps taken by the central bank. The Emerging Markets Investments unit used the market high in May to realise gains and reduce positions.

Customer-driven business developed favourably, too. Bank Austria Creditanstalt confirmed its undisputed position in A+CEE issuing business by successfully placing corporate bonds, e.g. for the Austrian Federal Railways (ÖBB), OMV or Telekom Austria, which were originated in cooperation with the relationship managers serving major corporates. These bonds set Austrian benchmarks in the corporate bonds segment. Activities in CEE countries included the first five-year kuna-denominated Croatian government bond issue with a volume of 1 billion kuna. The focus on structured products in customer business proved to be a highly promising strategy and will be further pursued in the future.

▶ The **Central and Eastern Europe (CEE)** business segment continued to be the mainstay of growth at Bank Austria Creditanstalt in the first half of 2003, even if the countries were not quite able to escape the influences from European economic trends and interest rate movements. After building up the corporate banking business, the segment is now pursuing a targeted expansion of its retail banking activities. Moreover, private companies and public-sector enterprises are showing increasing demand for professional Treasury and capital market services. In South-East Europe, there is substantial pent-up demand in the areas of public and private infrastructure and for basic services.

At the business segment level (i.e. after taking into account costs associated with equity interest management, including goodwill amortisation and funding costs), net income before taxes achieved by the CEE business segment rose by 22 % to € 91 m. Lower net interest income was more than offset by growth in net fee and commission income and a good net trading result. Synergies from the merger of our Polish units in the previous year helped to reduce general administrative expenses although the group of consolidated companies became larger. The CEE business segment accounted for 30 % of the Bank Austria Creditanstalt Group's net income before taxes.

Central and Eastern Europe accounts for 30 % of overall results

The consolidated banking subsidiaries (without central counter-entries) generated net income before taxes of € 156 m, an increase of € 41 m or 36 % (in local currency terms: 45 %) over the first half of 2002. About one-half of this increase was due to organic growth, with the other half resulting from first-time consolidation of banking subsidiaries. In the first half of 2003, the banking subsidiaries' contribution to net income before taxes (excluding the Vienna cost centre) reached 52 %.

Our largest banking subsidiary is **BPH PBK in Poland**. Its net income before taxes for the first six months of 2003 was € 68 m, up by 48 % on the previous year, or 63 % in local currency terms. The increase in net fee and commission income (+5.5 %) and in the net trading result (+53 %), a decline in the net charge for losses on loans and advances (–43 %) and a reduction of general administrative expenses (–16 %), calculated on a euro basis, are the major factors contributing

to the improvement in results compared with the previous year and more than offset the decline in net interest income.

In the **Czech Republic**, net interest income fell by 17 %, mainly as a result of low interest rates, which in this country are only slightly above the euro yield curve. However, this decline was partly offset by lower general administrative expenses, a lower net charge for losses on loans and advances, and a higher net trading result. In **Slovakia**, the weak development of interest-based business was more than compensated by significantly higher net fee and commission income and a good net trading result. With the acquisition of the CAC Leasing companies in the Czech Republic and in Slovakia, we are now market leaders in the leasing business in both countries.

Net income before taxes generated by our **Hungarian** banking subsidiary rose by almost 8 % in local currency terms, but the weak forint led to a decline of about 1 % in euro terms. Growth was achieved especially in the net trading result and, to a lesser extent, in net fee and commission income.

A major event in **South-East Europe** was the successful integration of HVB Croatia in **Splitska banka**. This has given the bank a place among the top three banks in the Croatian banking market. In line with Bank Austria Creditanstalt's branding policy, the new bank has operated under the name of "Splitska banka" since 1 July 2003.

In **Romania**, the expansion of fee-based business and the fact that net fee and commission income more than doubled led to an 8 % increase in net income before taxes.

As usage of banking products in CEE is at a low level, the transfer of international standards, products and know-how to the region meets with a very favourable response from customers. This became clear, for example, in **Bulgaria**, where retail customers of Biochim, our Bulgarian banking subsidiary, can now raise loans up to the equivalent of € 3,500 without a guarantor – a new offering in the Bulgarian banking market. Supported by an advertising campaign in newspapers and on TV, this initiative in the retail banking business has enhanced the population's awareness of Biochim.

Bank Austria Creditanstalt consistently continues to pursue its strategy of expansion through a mix of organic growth and targeted acquisitions: the signing of agreements on the acquisition of Central Profit banka, the fourth-largest bank in **Bosnia and Herzegovina** with some 60,000 customers, took place in June 2003.

Outlook

We proceed from the assumption that the global economy will improve in the second half of the year, stimulated by an expansionary US economic policy. In Europe, too, the mix of fiscal and monetary-policy measures (tax cuts, further reduction of the ECB's key interest rate) and structural reforms should lead to more positive expectations. However, with the strong euro acting as a brake on recovery, this brighter outlook will probably not be reflected in noticeably higher demand in our markets until the end of the current year. The fact that the yield curve is steeper than in the first half of 2003 fits in with this picture. Stock markets are experiencing a slow turnaround, with occasional setbacks to be expected.

This means that the environment for business in our core markets will slightly improve in the coming months. Especially the CEE countries, including Poland, will achieve a stronger economic performance, moving closer to their growth trend line. In Austria, volumes and transactions will pick up only moderately later in the year. Advisory services benefit from companies' efforts to improve their balance sheets and financing structure. In business on the liabilities side, the earnings position remains strained in view of developments in margins.

Bank Austria Creditanstalt will swiftly implement its measures to enhance operating revenues and its cross-selling strategy in Austria. The bank will also continue to pursue its strategy of expansion in Central and Eastern Europe while keeping overall costs under control. Therefore we are confident as to the bank's performance for the year as a whole and expect a two-digit percentage increase in results.

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the first half of 2003

	(Notes)	1 Jan. – 30 June 2003 € m	1 Jan. – 30 June 2002 € m	Change € m	Change in %
Interest income		2,452	3,025	–574	–19.0
Interest expenses		1,393	1,842	–450	–24.4
Net interest income	(5)	1,059	1,183	–124	–10.5
Losses on loans and advances	(6)	–229	–320	91	–28.4
Net interest income after losses on loans and advances		**830**	**863**	**–33**	**–3.9**
Fee and commission income		673	690	–17	–2.5
Fee and commission expenses		130	134	–5	–3.3
Net fee and commission income	(7)	543	556	–12	–2.2
Net trading result	(8)	187	55	131	238.6
General administrative expenses	(9)	–1,240	–1,276	36	–2.8
Balance of other operating income and expenses	(10)	–4	–5	1	–23.0
Operating profit		**315**	**192**	**123**	**63.8**
Net income from investments		19	41	–21	–52.7
Amortisation of goodwill		–32	–31	1	2.2
Balance of other income and expenses		–1	–1	0	4.8
Profit from ordinary activities/ Net income before taxes		**301**	**201**	**101**	**50.1**
Taxes on income		–66	–35	–32	91.8
Net income		**235**	**166**	**69**	**41.4**
Minority interests		33	29	4	13.4
Consolidated net income		**202**	**137**	**65**	**47.2**

Key figures

	1 Jan. – 30 June 2003	1 Jan. – 30 June 2002
Earnings per share (in €)	1.78	1.21
Return on equity after taxes (%)	8.8	5.7
Cost/income ratio (%)	69.5	71.3
Risk/earnings ratio (%)	21.6	27.1

Note:

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Income statement of the Bank Austria Creditanstalt Group by quarter

€ m	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Net interest income	539	520	545	579	581
Losses on loans and advances	–101	–128	–74	–142	–149
Net interest income after losses on loans and advances	**438**	**392**	**471**	**436**	**432**
Net fee and commission income	273	270	258	263	270
Net trading result	78	109	129	47	–6
General administrative expenses	–622	–619	–611	–617	–602
Balance of other operating income and expenses	–1	–3	13	–9	–14
Operating profit	**166**	**149**	**260**	**119**	**79**
Net income from investments	0	20	–14	2	19
Amortisation of goodwill	–16	–15	–40	–16	–15
Balance of other income and expenses	–1	–1	–6	–1	–1
Profit from ordinary activities/ Net income before taxes	**148**	**153**	**200**	**103**	**83**
Taxes on income	–33	–33	–52	–24	–13
Net income	**115**	**120**	**148**	**79**	**70**
Minority interests	14	19	38	17	13
Consolidated net income	**101**	**101**	**110**	**62**	**57**

Balance sheet of the Bank Austria Creditanstalt Group at 30 June 2003 compared with the balance sheet at 31 December 2002

Assets

	(Notes)	30 June 2003 € m	31 Dec. 2002 € m	Change € m	Change in %
Cash and balances with central banks	(11)	2,013	1,824	189	10.4
Trading assets	(12)	21,997	18,954	3,043	16.1
Loans and advances to, and placements with, banks	(13)	24,484	29,558	−5,074	−17.2
Loans and advances to customers	(14)	75,096	76,354	−1,257	−1.6
– Loan loss provisions	(15)	−3,596	−3,622	26	−0.7
Investments	(16)	17,520	17,976	−456	−2.5
Property and equipment	(17)	1,093	1,177	−84	−7.1
Intangible assets	(18)	1,224	1,162	62	5.3
Other assets		4,568	4,586	−18	−0.4
TOTAL ASSETS		**144,399**	**147,968**	**−3,569**	**−2.4**

Liabilities and shareholders' equity

	(Notes)	30 June 2003 € m	31 Dec. 2002 € m	Change € m	Change in %
Amounts owed to banks	(19)	40,353	41,033	−680	−1.7
Amounts owed to customers	(20)	53,995	56,562	−2,567	−4.5
Liabilities evidenced by certificates	(21)	17,892	19,992	−2,100	−10.5
Trading liabilities	(22)	13,235	10,504	2,731	26.0
Provisions	(23)	3,472	3,490	−18	−0.5
Other liabilities	(24)	4,498	4,673	−175	−3.7
Subordinated capital	(25)	5,663	6,455	−792	−12.3
Minority interests		611	650	−39	−6.0
Shareholders' equity		4,680	4,610	71	1.5
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**144,399**	**147,968**	**−3,569**	**−2.4**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39	Shareholders' equity
As at 1 January 2002	**829**	**2,177**	**2,148**	**–279**	**4,875**
Consolidated net income			137		137
Dividend paid			–116		–116
Foreign currency translation reserve			–184		–184
Gains and losses recognised directly in equity in accordance with IAS 39				84	84
Other changes			–59		–59
As at 30 June 2002	**829**	**2,177**	**1,926**	**–195**	**4,737**

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39[1]	Shareholders' equity
As at 1 January 2003	**829**	**2,016**	**2,031**	**–266**	**4,610**
Consolidated net income			202		202
Dividend paid			–116		–116
Foreign currency translation reserve			–125		–125
Gains and losses recognised directly in equity in accordance with IAS 39				99	99
Other changes			10		10
As at 30 June 2003	**829**	**2,016**	**2,002**	**–167**	**4,680**

1)

Reserves in accordance with IAS 39	31 Dec. 2002	30 June 2003
Cash flow hedge reserve	–263	–194
Available-for-sale reserve	–3	27
Total	–266	–167

Cash flow statement

€ m	1 Jan. – 30 June 2003	1 Jan. – 30 June 2002
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**1,824**	**3,428**
Cash flows from operating activities	895	817
Cash flows from investing activities	301	–944
Cash flows from financing activities	–1,002	–266
Effects of exchange rate changes	–3	–27
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**2,015**	**3,008**

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRS), in particular in accordance with IAS 34, and covers the first half of 2003 (1 January 2003 to 30 June 2003).

(2) Changes in accounting principles in 2003

With the exception of changes in segment reporting (see also note 28), which are described there, and the following exceptions, the accounting principles and methods applied were the same as in the financial statements for 2002:

- From 2003, a loan loss provision of € 19 m attributable to debt securities was reclassified and is now included in the balance sheet item "Investments".
- Part of the purchase price (€ 8 m) of a non-consolidated subsidiary was reclassifed to goodwill due to the allocation to a consolidated subsidiary.
- An investment in the amount of € 6 m originally shown in the item "Loans and advances to customers" was reclassified to investments.

(3) Earnings per share

No financial instruments are outstanding which could have a dilutive effect. Therefore basic earnings per share equal diluted earnings per share. For the first half of 2003, earnings per share are € 1.78 (of which first quarter: € 0.89). The previous year's figure was € 1.21 (of which first quarter: € 0.71).

(4) Changes in the group of consolidated companies in 2003

The Bulgarian Bank CB Biochim AD, which was acquired in the previous year, is included (inclusive of HVB Bulgaria, which was merged with the bank) in the consolidated financial statements as from 1 January 2003.

The effects of those two banks which did not yet belong to the Bank Austria Creditanstalt Group in the first half of the previous year, i.e. Bank CB Biochim AD and the Croatian bank Splitska banka, on results for the first half of 2003 are shown in the following table:

Income statement of the Bank Austria Creditanstalt Group for the first half of 2003
(of which: contribution of Bank CB Biochim AD and Splitska banka)

€ m	1 Jan. – 30 June 2003	of which: Biochim and Splitska banka
Interest income	2,452	59
Interest expenses	1,393	19
Net interest income	1,059	40
Losses on loans and advances	–229	–2
Net interest income after losses on loans and advances	**830**	**37**
Fee and commission income	673	15
Fee and commission expenses	130	3
Net fee and commission income	543	12
Net trading result	187	9
General administrative expenses	–1,240	–34
Balance of other operating income and expenses	–4	–3
Operating profit	**315**	**21**
Net income from investments	19	2
Amortisation of goodwill	32	0
Balance of other income and expenses	–1	0
Profit from ordinary activities / Net income before taxes	**301**	**24**
Taxes on income	–66	–5
Net income	**235**	**19**
Minority interests	33	1
Consolidated net income	**202**	**18**

As at 11 June 2003, Bank Austria Creditanstalt AG acquired a majority interest in the Bosnian bank Central Profit banka, Sarajevo, which is to be merged with HVB Bosna i Hercegovina in the course of this year.

As at 30 June 2003, Bank Austria Creditanstalt Leasing AG completed the acquisition of the previous minority interests in the Czech company CAC Leasing a.s. and the Slovak company CAC Leasing Slovakia a.s. Both companies are now wholly owned by the Group.

Notes to the Income Statement

(5) Net interest income

€ m	1 Jan. – 30 June 2003	1 Jan. – 30 June 2002
Interest income from		
loans and advances and money market transactions	1,948	2,400
bonds and other fixed-income securities	289	411
shares and other variable-yield securities	76	69
companies accounted for under the equity method	23	20
investment property	13	16
Interest expenses for		
deposits	906	1,232
liabilities evidenced by certificates	281	402
subordinated capital	141	149
Results from leasing transactions	38	52
NET INTEREST INCOME	**1,059**	**1,183**

(6) Losses on loans and advances

€ m	1 Jan. – 30 June 2003	1 Jan. – 30 June 2002
Allocations to	427	493
provisions for loans and advances	*415*	*463*
provisions for contingent liabilities	*11*	*30*
Releases from	−169	−155
provisions for loans and advances	*−144*	*−140*
provisions for contingent liabilities	*−25*	*−16*
Recoveries of loans and advances previously written off	−29	−17
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**229**	**320**

(7) Net fee and commission income

€ m	1 Jan. – 30 June 2003	1 Jan. – 30 June 2002
Securities and custodian business	113	128
Foreign trade/payment transactions	336	317
Lending business	72	69
Other services and advisory business	22	41
NET FEE AND COMMISSION INCOME	**543**	**556**

(8) Net trading result

€ m	1 Jan. – 30 June 2003	1 Jan. – 30 June 2002
Equity-related transactions	46	−6
Interest-rate and currency-related transactions	141	61
NET TRADING RESULT	**187**	**55**

(9) General administrative expenses

€m	1 Jan. – 30 June 2003	1 Jan. – 30 June 2002
Staff costs	703	724
Wages and salaries	*488*	*508*
Social-security contributions	*105*	*104*
Expenses for retirement benefits and other benefits	*110*	*112*
Other administrative expenses	415	433
Depreciation and amortisation	121	119
on property and equipment	*71*	*78*
on intangible assets excluding goodwill	*50*	*41*
GENERAL ADMINISTRATIVE EXPENSES	**1,240**	**1,276**

(10) Balance of other operating income and expenses

€m	1 Jan. – 30 June 2003	1 Jan. – 30 June 2002
Other operating income	34	65
Other operating expenses	38	70
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**–4**	**–5**

Notes to the Balance Sheet

(11) Cash and balances with central banks

€m	30 June 2003	31 Dec. 2002
Cash and balances with central banks	1,849	1,630
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	163	194
Treasury bills and non-interest-bearing Treasury notes as well as similar debt instruments issued by public issuers	*153*	*179*
Bills of exchange	*10*	*15*
CASH AND BALANCES WITH CENTRAL BANKS	**2,013**	**1,824**

(12) Trading assets

€m	30 June 2003	31 Dec. 2002
Bonds and other fixed-income securities	**7,139**	**6,894**
Money market paper	*1,081*	*850*
Debt securities	*5,694*	*5,579*
issued by public borrowers	*2,196*	*1,505*
issued by other borrowers	*3,498*	*4,074*
Group's own debt securities	*364*	*465*
Shares and other variable-yield securities	**1,303**	**1,293**
Shares	*98*	*81*
Investment certificates	*768*	*763*
Other	*436*	*449*
Positive market values on derivative financial instruments	**13,541**	**10,750**
Equity derivatives	*52*	*41*
Interest-rate and currency derivatives	*13,489*	*10,709*
Other trading assets	**15**	**17**
TRADING ASSETS	**21,997**	**18,954**

(13) Loans and advances to, and placements with, banks – breakdown by product

€ m	30 June 2003	31 Dec. 2002
Loans and advances	8,221	9,615
Money market placements	16,263	19,943
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**24,484**	**29,558**

(14) Loans and advances to customers – breakdown by product

€ m	30 June 2003	31 Dec.2002
Loans to local authorities	4,145	4,561
Real estate finance	6,252	5,942
Mortgage loans	6,108	5,765
Other real estate finance	144	177
Current account credits	25,508	25,826
Loans	28,777	27,613
Money market placements	1,583	2,660
Other loans and advances	5,399	6,369
Finance lease receivables	3,433	3,382
LOANS AND ADVANCES TO CUSTOMERS	**75,096**	**76,354**

(15) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002
At beginning of reporting period	**94**	**71**	**3,528**	**3,258**	**3,622**	**3,329**
Allocation	0	3	415	459	415	463
Release	−2	0	−142	−139	−144	−139
Use	0	0	−135	−113	−135	−113
Exchange differences and other adjustments not reflected in the income statement	−5	−15	−156	−113	−162	−127
AT END OF REPORTING PERIOD	**86**	**60**	**3,510**	**3,352**	**3,596**	**3,412**

(16) Investments

€ m	30 June 2003	31 Dec. 2002
Held-to-maturity investments – debt securities	**7,138**	**7,341**
Available-for-sale investments	**9,204**	**9,880**
Shares in unconsolidated subsidiaries	893	1,234
Shares in other companies	1,359	2,378
Other fixed-income securities	3,706	3,132
Shares and other variable-yield securities	3,246	3,136
Securities held as short-term investments	*1,469*	*1,445*
Securities held as long-term investments	*1,777*	*1,691*
Investments in companies accounted for under the equity method	**746**	**325**
Investment property	**431**	**431**
INVESTMENTS	**17,520**	**17,976**

(17) Property and equipment

€ m	30 June 2003	31 Dec. 2002
Land and buildings used for banking operations	725	742
Other land and buildings	19	18
Other property and equipment	349	418
PROPERTY AND EQUIPMENT	**1,093**	**1,177**

(18) Intangible assets

€ m	30 June 2003	31 Dec. 2002
Goodwill	953	872
Other intangible assets	271	290
INTANGIBLE ASSETS	**1,224**	**1,162**

(19) Amounts owed to banks – breakdown by product

€ m	30 June 2003	31 Dec. 2002
Repayable on demand	**6,590**	**3,883**
With agreed maturity dates or periods of notice	**33,763**	**37,149**
Loans raised	11,240	10,603
Money market deposits by banks	21,003	21,028
Other amounts owed to banks	1,521	5,519
AMOUNTS OWED TO BANKS	**40,353**	**41,033**

(20) Amounts owed to customers – breakdown by product

€ m	30 June 2003	31 Dec. 2002
Savings deposits	**17,561**	**17,578**
Other amounts owed to customers	**36,434**	**38,983**
Repayable on demand	16,695	16,810
With agreed maturity dates or periods of notice	19,739	22,174
AMOUNTS OWED TO CUSTOMERS	**53,995**	**56,562**

(21) Liabilities evidenced by certificates – breakdown by product

€ m	30 June 2003	31 Dec. 2002
Debt securities issued	**14,165**	**14,926**
Mortgage bonds and local-authority bonds	2,423	2,559
Other debt securities issued	11,742	12,367
Other liabilities evidenced by certificates	3,726	5,066
LIABILITIES EVIDENCED BY CERTIFICATES	**17,892**	**19,992**

(22) Trading liabilities

€ m	30 June 2003	31 Dec. 2002
Equity derivatives	42	34
Interest-rate and currency derivatives	13,015	10,301
Other trading liabilities	178	169
TRADING LIABILITIES	**13,235**	**10,504**

(23) Provisions

€ m	30 June 2003	31 Dec. 2002
Provisions for retirement benefits and similar obligations	2,621	2,609
Provisions for taxes	556	588
Current taxes	51	78
Deferred taxes	505	510
Provisions for restructuring costs	1	2
Provisions for contingent liabilities	133	100
Other provisions for impending losses	162	191
PROVISIONS	**3,472**	**3,490**

(24) Other liabilities

€ m	30 June 2003	31 Dec. 2002
Negative market values on derivative hedging instruments	2,967	3,082
Other amounts payable	1,391	1,478
Deferred income	139	112
OTHER LIABILITIES	**4,498**	**4,673**

(25) Subordinated capital

€ m	30 June 2003	31 Dec. 2002
Subordinated liabilities	4,423	5,207
Supplementary capital	1,240	1,247
SUBORDINATED CAPITAL	**5,663**	**6,455**

Additional IAS Disclosures

(26) Employees

(Full-time equivalent)	30 June 2003	30 June 2002
Bank Austria Creditanstalt Group	31,170	31,774
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business [1])	11,687	12,290
CEE and other subsidiaries [2])	19,483	19,484
of which: Poland	*11,737*	*13,369*

1) Including six non-consolidated subsidiaries which support the core banking business.
2) Including non-consolidated HVB Bank Yugoslavia a.d and the consolidated companies Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, Capital Invest KAG, Asset Management GmbH, BA/CA Asset Finance Ltd., BA Cayman Islands Ltd., Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG.

(27) Events after the balance sheet date

HVB Croatia and the Croatian bank Splitska banka, as absorbing company, merged as at 1 July 2003.

The capital increase of 33,031,740 ordinary shares with no par value, which were issued at a price of € 29, was entered in the Register of Companies as at 9 July 2003. The syndicate banks have been granted an over-allotment option ("greenshoe") to subscribe for up to 4,954,760 additional shares within 30 days after the closing date (closing date: 11 July 2003). The first day of trading in these shares of our company in the Official Market of the Vienna Stock Exchange was 9 July 2003. The shares have been included in the ATX index since 14 July 2003.

(28) Segment reporting

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	H1 2003	375	359	271	46	8	1,059
	1/2 2002[1]	414	354	320	63	1	1,153
Losses on loans and advances	H1 2003	−49	−130	−49	0	−1	−229
	1/2 2002[1]	−49	−159	−50	−3	−7	−268
Net fee and commission income	H1 2003	244	132	168	7	−8	543
	1/2 2002[1]	240	139	164	4	−9	538
Net trading result	H1 2003	1	1	46	99	39	187
	1/2 2002[1]	0	1	14	66	34	115
General administrative expenses	H1 2003	−506	−276	−342	−100	−16	−1,240
	1/2 2002[1]	−527	−264	−359	−83	−19	−1,252
Balance of other operating income and expenses	H1 2003	−1	6	−5	−3	0	−4
	1/2 2002[1]	9	5	−3	−1	−10	−1
Operating profit	**H1 2003**	**64**	**91**	**90**	**49**	**22**	**315**
	1/2 2002[1]	**88**	**77**	**85**	**46**	**−10**	**286**
Net income from investments	H1 2003	0	11	20	−4	−7	19
	1/2 2002[1]	2	14	12	−1	−13	14
Amortisation of goodwill	H1 2003	−4	−2	−18	−4	−4	−32
	1/2 2002[1]	−4	−2	−22	−13	−2	−44
Balance of other income and expenses	H1 2003	0	−1	−1	0	0	−1
	1/2 2002[1]	0	0	−1	0	−3	−4
Net income before taxes	**H1 2003**	**61**	**98**	**91**	**41**	**11**	**301**
	1/2 2002[1]	**86**	**88**	**74**	**32**	**−29**	**252**
Average risk-weighted assets	H1 2003	11,609	32,496	13,501	3,583	6,164	67,352
	2002	11,933	35,315	13,100	4,309	6,772	71,429
Equity allocated (average)	H1 2003	720	2,015	837	222	818	4,614
	2002	740	2,190	812	267	733	4,742
Return on equity before taxes in %	*H1 2003*	*16.8*	*9.8*	*21.7*	*37.1*		*13.1*
	2002	*23.3*	*8.1*	*18.3*	*23.8*		*10.6*
Cost/income ratio in %	*H1 2003*	*81.7*	*55.6*	*71.1*	*67.1*		*69.5*
	2002	*79.5*	*52.8*	*72.6*	*62.5*		*69.3*

1) Previous year's figures are shown on a pro-rata basis (½ of 2002 adjusted figures, as explained below).

Changes in segment reporting with effect from 2003

1. Allocation to the "Corporate Center" segment, previously "Other Items / Reclassifications"

In the past, the "Other Items / Reclassifications" segment showed significant amounts not allocated to other segments. In 2002 Bank Austria Creditanstalt further developed its database and introduced new processes enabling the bank to allocate almost all costs (e.g. costs of major IT projects; showing all interest effects resulting from employee benefit plans in net interest income rather than in general administrative expenses) to the relevant business segments. For database reasons, these changes can only be presented for 2002 as a whole, not for the first half of the previous year. Therefore business segment data are not compared with the same period in the previous year but with a pro-rata figure (i.e. figures for the first half of 2003 are compared with 50 % of the total figure for 2002).

2. Changes in allocation of investments

As a result of changes in responsibilities at Managing Board level, most recently becoming effective on 1 April 2003, segment reporting has been adjusted to the new responsibilities at Managing Board level. This led to a reduction of the number of segments: the previous segment "Domestic Real Estate Finance and Real Estate Customers" has been integrated in the "Corporate Customers / Austria" segment, the equity interest in Bank Austria Cayman Islands Ltd. previously included in the "Asset Management" segment has been allocated to the "Corporate Center" segment, the remaining part of the previous segment "Asset Management" has been allocated to the "Private Customers / Austria" segment. This has also resulted in changes in the allocation of several equity interests which are shown in the following table:

	2003	2002
CABET-Holding	Corporate Customers/Austria	Corporate Center
Investkredit Bank AG	Corporate Customers/Austria	Corporate Center
Oesterreichische Kontrollbank AG	Corporate Customers/Austria	Corporate Center
BA-Treuhand GmbH	Corporate Customers/Austria	Corporate Center
Immobilienholding GmbH (profit and substance-sharing rights)	Corporate Center	Corporate Customers/Austria

Information pursuant to the Austrian Banking Act

(29) Capital resources and assessment basis of the Bank Austria Creditanstalt group of credit institutions

€ m	30 June 2003	31 Dec. 2002
Paid-in capital	829	829
Capital reserve	1,489	1,489
Revenue reserve	416	416
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	2,070	2,070
Untaxed reserves	161	163
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	74	246
Less intangible assets	−566	−639
Core capital (Tier 1)	**4,472**	**4,574**
Supplementary capital	1,196	1,206
Revaluation reserve	101	56
Subordinated capital	2,236	2,287
Supplementary elements (Tier 2)	**3,533**	**3,549**
Deductions	−441	−614
Net capital resources (Tier 1 and Tier 2)	**7,565**	**7,509**
Assessment basis (banking book)	66,981	67,160
Tier 1 capital ratio (banking book) in %	6.68	6.81
Total capital ratio (banking book) in %	11.29	11.18
Available Tier 3	**897**	**1,548**
Requirement for the securities trading book and for open foreign exchange positions	351	434

Summary Financial Information on Our CEE Banking Subsidiaries

(29) Income statement

€ m	Poland H1 2003	Poland H1 2002	Hungary H1 2003	Hungary H1 2002	Czech Rep. H1 2003	Czech Rep. H1 2002
Net interest income	161.2	219.6	31.3	33.6	39.2	47.1
Losses on loans and advances	−35.0	−61.5	−3.1	−2.9	−4.4	−5.6
Net fee and commission income	98.0	92.9	17.4	17.2	25.9	29.0
Net trading result	17.7	11.6	5.3	2.7	0.5	0.2
General administrative expenses	−186.6	−222.0	−30.8	−29.9	−37.0	−40.8
Balance of other operating income and expenses	−0.4	7.8	0.3	0	−0.9	−2.3
Operating profit	**55.0**	**48.4**	**20.4**	**20.7**	**23.3**	**27.5**
Net income from investments	14.7	0.3	0.1	0	0	0
Amortisation of goodwill	−1.7	−2.6	0	0	0	0
Balance of other income and expenses	−0.5	−0.5	0	0	0	0
Profit from ordinary activities / Net income before taxes	**67.5**	**45.6**	**20.5**	**20.7**	**23.3**	**27.5**
Average risk-weighted assets	4,980	5,488	1,590	1,383	2,380	2,150
Average shareholders' equity	1,143	1,237	261	234	358	406
Cost/income ratio (in %)	**67.5**	**66.9**	**56.7**	**55.9**	**57.2**	**55.2**
Return on equity before taxes (in %)[2]	**11.9**	**7.4**	**15.8**	**17.9**	**13.1**	**13.7**
Exchange rate at end of period (units of local currency per euro)	**4.4775**	**4.0598**	**266.61**	**244.93**	**31.572**	**29.267**
Appreciation/depreciation against the euro	**−9.3%**		**−8.1%**		**−7.3%**	

1) Splitska banka + HVB Croatia
2) Based on actual average equity.
Financial information relating to subsidiaries corresponds to the interim financial statements prepared in accordance with IFRS as used for preparing the consolidated financial statements of the Bank Austria Creditanstalt Group.

Other Information

(30) Contingent liabilities and commitments

€ m	30 June 2003	31 Dec. 2002
Guarantees	11,537	12,341
Acceptances and endorsements	26	27
CONTINGENT LIABILITIES	**11,564**	**12,368**
Liabilities arising from sales with an option to repurchase	47	503
Other commitments	7,454	8,206
COMMITMENTS	**7,501**	**8,710**

Slovakia		Slovenia		Croatia		Romania		Bulgaria		CEE banks	
H1 2003	H1 2002	H1 2003	H1 2002	H1 2003[1]	H1 2002	H1 2003	H1 2002	H1 2003	H1 2002	H1 2003	H1 2002
14.0	14.2	12.0	10.0	34.9	6.7	6.8	7.5	10.7	–	310.3	338.6
–1.7	–1.6	–1.0	–0.6	–3.3	–0.1	–1.0	–0.7	0.2	–	–49.3	–73.0
4.7	3.9	4.5	3.5	10.3	2.1	3.5	1.6	5.1	–	169.4	150.3
1.1	0.8	–0.3	0.8	4.1	1.2	1.8	1.0	6.0	–	36.1	18.2
–11.0	–8.6	–9.9	–8.5	–27.0	–6.7	–6.7	–5.0	–14.8	–	–323.6	–321.5
0	0	–0.1	0	–2.6	–0.2	–0.4	–0.1	–0.2	–	–4.2	5.3
7.2	**8.8**	**5.3**	**5.1**	**16.4**	**3.0**	**4.0**	**4.2**	**7.0**	–	**138.6**	**117.9**
1.9	0	0	0	2.1	0	0.6	0	0.1	–	19.6	0.3
0	0	0	0	0	0	0	0	0	–	–1.7	–2.6
0	0	0	0	0	0	0	0	0	–	–0.5	–0.5
9.1	**8.8**	**5.3**	**5.1**	**18.5**	**3.0**	**4.6**	**4.2**	**7.2**	–	**156.0**	**115.0**
657	485	708	587	1,447	373	248	150	355	–	12,364	10,617
144	119	69	60	183	50	26	19	64	–	2,248	2,125
55.2	**45.1**	**61.1**	**59.9**	**57.8**	**68.2**	**57.5**	**50.4**	**68.3**	–	**63.3**	**62.7**
12.8	**14.8**	**15.6**	**17.0**	**20.4**	**12.2**	**35.4**	**46.2**	**22.5**	–	**14.0**	**10.9**
41.55	**43.92**	**233.95**	**226.57**	**7.510**	**7.315**	**37,660**	**33,408**	**1.9462**	**1.9517**	–	–
+5.7%		**–3.2%**		**–2.6%**		**–11.3%**		**+0.3%**		–	–

Ratings of Bank Austria Creditanstalt AG

*) Outlook: stable
**) Outlook: negative

	Long-term	Short-term	Individual Financial
Moody's	A2*	P-1	B-
Standard & Poor's	A-**	A-2	-

Financial calendar

23 October 2003	Interim Report at 30 September 2003
19 May 2004	Annual General Meeting

Investor Relations

Telephone within Austria: 0800-05 05 05
Telephone from abroad: +43 5 05 05-58853
e-mail: ir@ba-ca.com
Internet: http://ir.ba-ca.com
Bank Austria Creditanstalt, A-1030 Vienna, Vordere Zollamtsstrasse 13

The Bank Austria Creditanstalt share

ISIN: AT0000995006
Listed on: Vienna Stock Exchange
Trading symbol: BACA
Reuters RIC: BACA.VI
Bloomberg Ticker Code: BACA AV

Published by:

Bank Austria Creditanstalt AG
A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0
Telephone from abroad: (+43) 5 05 05-0
Fax within Austria: 05 05 05-56149
Fax from abroad: (+43) 5 05 05-56149
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
Telex: 115561 BACA A
BIC: BKAUATWW
Austrian bank code: 12000
Austrian Register of Companies: FN 150714p
VAT identification number: ATU 51507409

Editors:

Financial Relations and Strategic Planning

Photographs:

Stephan Huger, Vienna (Randa), Kurt Keinrath, Vienna (Samstag)

Printed by:

Leykam Druck, Werk Gutenberg
A-2700 Wr. Neustadt

Graphics:

Horvath, Leobendorf

The Report is available from:

Bank Austria Creditanstalt AG
Group Public Relations
P.O.Box 22.000
A-1011 Vienna
Telephone: (+43) (0)5 05 05-56148 (telephone answering machine)
Fax: (+43) (0)5 05 05-56945
e-mail: pub@ba-ca.com

Bank Austria Creditanstalt

Banking for success.

Interim Report at 30 September 2003

A Member of HVB Group

Contents

The Bank Austria Creditanstalt Share

The Bank Austria Creditanstalt share – key data	
Share price on 30 September 2003	30.92
High/low (9 July 2003 – 30 September 2003)	33.05 / 26.80
Average daily turnover in Bank Austria Creditanstalt shares on the Vienna Stock Exchange (number of shares)	408,748
Earnings per share in accordance with IAS (annualised, in €)	2.83
Price/earnings ratio	10.93
Total shareholder return (30 September 2003 as against offering price, in %)	6.6
Market capitalisation on 30 September 2003 (in € bn)	4.5

General information on the Bank Austria Creditanstalt share	
Number of shares outstanding	147,031,740
Free float	22.47 %
ISIN	AT0000995006

Market	Vienna Stock Exchange	Warsaw Stock Exchange (since 14 Oct. 2003)
Trading symbol	BACA	BCA
Reuters RIC	BACA.VI	BACA.WA
Bloomberg Ticker Code	BACA AV	BCA PW

Coverage

Citigroup, Deutsche Bank, Erste Bank, Goldman Sachs, ING, JP Morgan, Merrill Lynch, Raiffeisen Centro Bank


Performance of Bank Austria Creditanstalt shares
Closing prices on the Vienna Stock Exchange
EUR
35
34
33
32
31
30
29
28
Number 6,444
1,993
1,767
1,600
1,400
1,200
1,000
800
600
400
200
0
8 10 14 16 18 22 24 28 30 1 5 7 11 13 15 19 21 25 27 29 2 4 8 10 12 16 18 22 24 26 30 2 6 8 10 14 16 20 22 24
July
August
September
October
BA-CA closing price in €
DJ EuroStoxx/banks
(rebased to € 29)
Daily turnover
(in thousands of shares, left scale)

Bank Austria Creditanstalt at a Glance

Income statement figures (in € m)	1 Jan.–30 Sept. 2003	1 Jan.–30 Sept. 2002	Change
Net interest income after losses on loans and advances	1,254	1,299	– 3.5%
Net fee and commission income	839	818	+ 2.5%
Net trading result	217	102	> 100%
General administrative expenses	–1,838	–1,892	– 2.9%
Operating profit	482	312	+54.5%
Net income before taxes	457	304	+50.3%
Consolidated net income	312	199	+56.5%

Balance sheet figures (in € m)	30 Sept. 2003	31 Dec. 2002	Change
Total assets	143,766	147,968	– 2.8%
Loans and advances to customers after loan loss provisions	72,726	72,826	– 0.1%
Primary funds	77,827	83,009	– 6.2%
Shareholders' equity	5,631	4,610	+22.2 %

Key performance indicators (in %)	30 Sept. 2003	31 Dec. 2002
Return on equity after taxes (ROE)	8.5	6.5
Return on assets (ROA)	0.22	0.20
Cost/income ratio	68.7	69.3
Credit risk charge / risk-weighted assets	0.53	0.77
Risk/earnings ratio	22.1	23.3
Total capital ratio	12.9	11.2
Tier 1 capital ratio	7.7	6.8

Staff	30 Sept. 2003	30 Sept. 2002	Change
Bank Austria Creditanstalt (full-time equivalent)	31,112	31,290	– 0.6%
Austria (BA-CA AG and its Austrian subsidiaries that support its core banking business)	11,579	12,161	– 4.8%
CEE and other subsidiaries	19,533	19,129	+ 2.1%
of which: Poland	11,546	12,953	– 10.9%

Offices	30 Sept. 2003	30 Sept. 2002	Change
Bank Austria Creditanstalt	1,309	1,177	+ 132
Austria	422	493	– 71
CEE countries	887	684	+ 203
of which: Poland	526	573	– 47



Bank Austria Creditanstalt
Bank Austria Creditanstalt Leasing
CA IB Corporate Finance Beratungs GmbH
Asset Management GmbH
Capital Invest
BANK*PRIVAT*
Schoellerbank

Bank Przemyslowo-Handlowy PBK
HVB Bank Czech Republic
HVB Bank Slovakia
HVB Bank Hungary
Bank Austria Creditanstalt Ljubljana
HVB Bank Romania
CB Biochim, Bulgaria
Splitska banka
HVB Bank Bosna i Hercegovina, Central Profit Banka
HVB Bank Yugoslavia
Skopje Representative Office

Highlights

1 July	Start of the new Splitska banka – integration of Splitska banka and HVB Croatia completed.
2 July	New branch opened in Sevlievo, Bulgaria.
3 July	Bank Austria Creditanstalt acts as Lead Arranger and Agent for financing the construction of a power station by VA TECH HYDRO in Greece – volume: € 185 million.
4 July	Purchase of CAC Leasing in the Czech Republic and in Slovakia completed.
9 July	The Bank Austria Creditanstalt share is listed on the Vienna Stock Exchange.
11 July	Euromoney, the British financial magazine, names Bank Austria Creditanstalt "Best Bank in CEE" for the fourth time in succession. The bank is awarded the title "Best Bank in Austria" for the eleventh time in succession.
11 July	Euromoney names BPH PBK in Poland "Best Bank in Poland". Other awards: "Best Custody in CEE", "Best M&A House in Poland", "Best Debt House in Croatia", "Best Debt House in Hungary".
14 July	BusinessNet, the Internet portal for corporate customers, offers multi-bank capability – preparations for rollout in CEE.
22 July	The € 750 m corporate bond of Telekom Austria was oversubscribed ten times, making it one of the most successful issues of the year in the eurobond market.
1 August	32 branches will be added to the network in Croatia from January 2004.
4 August	Bank Austria Creditanstalt and Microsoft launch security initiative for users of Internet and OnlineB@nking services: http://sicherheit.ba-ca.com
4 August	Real estate investments bundled in the new BA-CA Immotrust.
11 August	Bank Austria Creditanstalt announces its intention to list its shares on the Warsaw Stock Exchange (secondary listing).
18 August	Opening of the 20th branch in Slovakia. Five further branches are planned to be added to the network by year-end.
1 September	Application for a licence for the "Real Invest Fonds" under the new Austrian law governing real estate investment funds.
9 September	Prospectus filed with the Polish Securities and Exchange Commission.
10 September	The British financial magazine "The Banker" names Bank Austria Creditanstalt "Bank of the Year in Central and Eastern Europe".
10 September	The Bulgarian subsidiary Biochim is awarded the title "Bank of the Year in Bulgaria".
30 September	The Polish Securities and Exchange Commission admits the Bank Austria Creditanstalt share to trading on the Warsaw Stock Exchange.
1 October	Sale of BA-CA Asset Finance Ltd., the UK leasing company of Bank Austria Creditanstalt, to Fortis Lease.
7 October	Acquisition of Central Profit Banka completed. Bank Austria Creditanstalt becomes the third-largest bank in Bosnia and Herzegovina.
13 October	Bank Austria Creditanstalt offers the first SME Corporate Bond Basket in Austria.
14 October	Bank Austria Creditanstalt becomes the first foreign company whose shares are listed on the Warsaw Stock Exchange.
15 October	Sale of shares in UNION and CA-Versicherung AG to Wiener Städtische Versicherung. Bank Austria Creditanstalt continues to hold a strategic equity interest of 10 % in both insurance companies.



Dear Shareholders,
Dear Business Partners and Customers,

There are growing indications that hopes for an economic turnaround will gradually turn into a firm expectation and finally an improvement in the actual economic environment. In the past two years, the business sector went through hard times, making structural adjustments and reducing costs. While this process has not yet been completed, companies are increasingly looking ahead again. Inventories and capital expenditure have been reduced to below the minimum levels required for current business operations. Now it is important not to miss the upswing and to make timely investments in future business.

This general environment is also reflected in Bank Austria Creditanstalt's earnings trend. The third quarter saw an improvement in net interest income and net fee and commission income, the "sustainable" income components. In a regional analysis, a significant increase in earnings was achieved in Poland, our second-largest market, though it had only a low impact on results in euro terms because of exchange rate effects. The net charge for losses on loans and advances as well as general administrative expenses continued to be kept under tight control. All these factors combined to produce a 7 % increase in consolidated net income for the third quarter of 2003 compared with the preceding quarter. The figure for the first nine months was 57 % higher than in the previous year.

In the medium term, over the next three years, we aim to achieve an increase in the return on equity (ROE after taxes) from currently 8.5 % to at least 13 %. We will work to achieve this objective through further productivity gains in Austria, swift expansion in Central and Eastern Europe and through cross-border synergies. With our decentralised sales structure, we are now closer to customers than ever before. We will further enhance the efficiency of processes and workflows by using locational advantages in our entire network. In doing so, we are following industrial models. In the CEE countries our objective is to exceed the critical market share level of at least 10 %. However, in the interest of our shareholders, we make acquisitions only if these are expected to increase the ROE within two years.

Since the middle of October, the Bank Austria Creditanstalt share has been listed not only on the Vienna Stock Exchange but also on the Warsaw Stock Exchange, where the bank became the first foreign company whose shares have been admitted to public trading. From the very first day of trading, Polish investors have displayed great interest in the Bank Austria Creditanstalt share, with the share price on one occasion reaching a level of 20 % above the issue price. The dual listing underlines the nature of our institution as a multipolar international bank. We see our banking subsidiaries in CEE neither as mere equity interests nor as foreign banks: we are firmly established and at home in all CEE countries. The current focus of our attention is on further strengthening the links within our network of banks and locations – with each other and with the units of the entire Group. We are thereby bringing our major competitive advantage into play: our extensive multipolar network for business in the future enlarged Europe.



Karl Samstag
Chairman of the Managing Board of Bank Austria Creditanstalt

Performance of the Bank Austria Creditanstalt Share

The way to the stock markets

27 March	Announcement, pre-marketing phase, preparation of prospectus
20 June	Resolution passed at the Annual General Meeting
23 June	Start of bookbuilding within the € 27 to € 31 range, marketing phase
8 July	Offering price fixed at € 29, allotment
9 July	First day of trading on the Vienna Stock Exchange
8 Aug.	Decision not to exercise the greenshoe
20 Aug.	End of research blackout; first analyses
9 Sept.	Prospectus filed with the Warsaw Stock Exchange
14 Oct.	Listing of Bank Austria Creditanstalt as the first foreign company on the Warsaw Stock Exchange

The listing of the Bank Austria Creditanstalt share on the Vienna Stock Exchange (and later also on the Warsaw Stock Exchange) has strengthened Bank Austria Creditanstalt's presence on the capital markets. After extensive preparations (see adjacent table) the offering price was fixed at € 29 on 8 July 2003. Trading in the share started in the Prime Market segment of the Vienna Stock Exchange on 9 July 2003 at 11 a.m.

The proceeds from the issue amounted to € 958 m. After deduction of issuing costs (fees, expenses for lawyers and investment banks) the net proceeds were fully credited to the equity capital account of Bank Austria Creditanstalt. They will be used primarily for financing the expansion in countries in Central and Eastern Europe (CEE), be it through organic growth or through targeted acquisitions. Bank Austria Creditanstalt is increasing its stake in the Polish subsidiary BPH PBK by acquiring the 18.95 % interest still held by HVB for € 439 m; after the completion of this transaction, Bank Austria Creditanstalt will hold an interest of 71.03 %. Some € 60 m of the proceeds from the IPO were used for the acquisition of Central Profit Banka (Bosnia and Herzegovina) and of the leasing companies CAC Leasing a.s. in the Czech Republic and CAC Leasing Slovakia a.s.

Use of proceeds from the issue for further expansion in CEE

The first few days and weeks of trading in the share were characterised by special factors typical of a new issue. Subsequently the IPO, which was launched during a period of optimism, encountered a market situation again reflecting scepticism, especially with regard to bank shares. This downturn in sentiment was the reason why the over-allotment option (greenshoe) was not exercised.

Upon expiry of the "research blackout" period – during which, as a rule, no analysts' reports are published – equity research departments started to cover the Bank Austria Creditanstalt share, including it in the group of shares which are monitored and analysed regularly and for which recommendations are issued. At present the Bank Austria Creditanstalt share is regularly analysed by 8 research departments of different banks.

Since the beginning of September, the share price has been well above € 29. On 16 October it reached a high of € 35.50. There is no doubt that the share price increase was triggered by the announcement to seek a secondary listing in Warsaw. As the investment policy of Polish institutional investors is subject to tight regulatory limits on investments outside the country and local banks have high valuations, capital market participants bought ahead of possible brisk additional demand. Following approval of the prospectus by the Polish Securities and Exchange Commission, and after completion of the admission procedures, the Bank Austria Creditanstalt share has been listed not only in Vienna but, since 14 October, also on the Warsaw Stock Exchange. The share was well received in Warsaw, inclusion in the WIG 20 index is being sought.

Bank Austria Creditanstalt is proud of being the first foreign company to be listed on the Warsaw Stock Exchange. The bank thus demonstrates its commitment to the idea of the united Europe on the eve of the accession of new members to the European Union.

Economic Environment and Market Situation in Autumn 2003

In the summer months, financial market expectations regarding global economic trends swung from one extreme to the other. In the past such – almost manic – fluctuations in sentiment have occurred only rarely. There were three distinct phases:

- Pessimism turned into deflation hysteria by the middle of June. The ECB and the Fed reduced their key interest rates, and on 13 June 2003 the long-term benchmark yields fell to new lows (euro benchmark bond: 3.45 %). In a parallel development, the euro appreciated strongly against the US dollar and the yen.
- When it became apparent that US economic policy – without regard to indebtedness – was fully directed towards expansion (tax cuts, military and arms spending), the result was a sell-out on bond markets, especially of euro bonds, and even renewed expectations of interest rate increases. The US dollar firmed again, reflecting the transatlantic growth differential.

Expectations in financial markets move between extremes

- In the third phase – from around mid-September onwards, when the G7 and IMF meetings were held in Dubai – attention again focused on risks, i. e. the global economic imbalances (global balance of payments, insufficient exchange rate flexibility) in connection with the US economy's function as the engine of growth. Bond markets continued to be characterised by uncertainty, interest rates fluctuated but remained high until recently (about 4 1/4 % at the long end). However, US economic diplomacy brought about an appreciation of Asian currencies, the yen in particular.

Unperturbed by these changes in the economic climate, world stock markets surprisingly continued their steady climb, which started in the middle of March. The global equity index recently exceeded the level seen at the beginning of the year by one-quarter. Stock markets thus evidently acknowledged the tough measures taken by companies to adjust their strategies and costs and to put their financing structure on a sound basis. The significant decline in interest rate spreads on corporate bonds points in the same direction.

Economic trends in Europe in the third quarter were again characterised by the inability to respond to the growth momentum of the US economy. While expectations (but not the situation) in the industrial sector improved, consumer sentiment remained subdued. The general climate was adversely affected by reforms of the welfare state with its expensive pension and health insurance systems.

Economic data

Real GDP, %	2002	2003	2004
USA	2.4	2.5	3.5
Japan	0.2	2.6	1.7
Euro area	0.8	0.5	1.4
CEE 8 (EU 2004)	2.5	3.4	3.9
South-East Europe	5.0	4.4	4.4
Austria	**2002**	**2003**	**2004**
GDP growth	1.4	1.0	2.1
Private consumption	0.8	1.4	1.7
Investment in equipment	−4.7	2.6	4.8
Investment in construction	−0.6	1.2	1.6
Exports in a broader sense	3.8	0.2	5.8
Imports in a broader sense	1.3	0.8	6.0
CEE countries	**2002**	**2003**	**2004**
Poland	1.4	3.5	4.2
Czech Republic	2.0	2.8	3.1
Hungary	3.3	3.0	3.0
Slovakia	4.4	3.7	3.9
Slovenia	3.2	2.4	3.5
Bulgaria	4.8	4.3	4.7
Croatia	5.2	4.5	3.5
Romania	4.9	4.4	4.8

Bank Austria Creditanstalt Economics Department

In **Austria** – according to leading indicators – growth in the third quarter accelerated at a low level, reaching an estimated 1 % compared with the previous year. Surveys show that industrial output increased significantly towards the end of the quarter. This means that the upswing could start earlier than expected, even if there are doubts as to its sustainability. The favourable trend is supported by comparatively large budgetary room for manoeuvre of public households (automatic stabilisers), so that there is no need for pro-cyclical cuts. Building activity is somewhat stronger than in Germany, and investment activity is also picking up again, supported by various factors including fiscal incentives (investment premium).

In **Central and Eastern Europe** (CEE) average economic growth (CEE 8) rose from the second to the third quarter, to a rate of about 3 1/2%. A significant contribution to this overall performance came from Poland, where economic growth accelerated considerably (from 2 % to most recently just under 4 % – see chart). Economic growth is thus again moving close to the medium-term growth path, which is about double the rate achieved in the euro area. Robust domestic demand was the mainstay of the economy, even if growth was again and again restrained by necessary measures to put the budget on a healthy footing in the medium term. Stronger growth was mainly driven by exports (both to the EU and within CEE), demonstrating that economic links – particularly between industrial centres – are rapidly intensifying. The countries in South-East Europe (SEE) achieved above-average growth as the reconstruction process continues. In the third quarter, the remaining referendums on EU accession produced positive outcomes: the approval rates were between 67 % (Estonia, Latvia) and over 90 % (Slovenia, Slovakia).

Economic trends in our core markets move in parallel, but are somewhat more robust than in the euro area

- **Effects on our business:** The volatile financial market environment with its trend reversals presented challenges not only to Treasury operations. In business with customers, the large volumes of foreign-currency financings were increasingly switched into the local currency. As the yield curve became steeper in recent weeks and months, this had an adverse impact on long-term assets-side business with corporate customers, but did not yet work in favour of retail banking, where business on the liabilities side predominates. The decline in short-term interest rates compared with the previous year – at the end of the reporting period and especially on an annual average – resulted in a narrowing of margins particularly on the deposit side.
- In our **Austrian** business in particular, the economic environment led to a weak development of volume. The only impetus came from corporate restructuring activities. Transaction volumes – both in the commercial sector and in securities business with retail customers – remained at a moderate level.
- The monetary convergence process in the **CEE countries** continued. Interest margins moved closer to the levels prevailing in the EU. The depreciation of currencies aligned to the US dollar, above all of the Polish zloty (–11.5 % compared with the previous year), had a distorting effect on results.

Economic growth in our core markets

Real GDP compared with the same quarter in the previous year



CEE 11
of which: Poland
Austria
for comparison: euro area
Q2 2003, Q3 2003: estimates
From Q4 2003: forecast scenario
Bank Austria Creditanstalt Economics Department
5
4
3
2
1
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
2004
Forecasts

Bank Austria Creditanstalt in the First Nine Months of 2003

Financial review

Bank Austria Creditanstalt improved its results for the third quarter as compared with the two preceding quarters. Thus profits for the first nine months of 2003 exceeded the figure for the same period in the previous year by more than one-half. Consolidated net income for the third quarter reached € 110 m (up by 8 % on the preceding quarter); for the first nine months it was € 312 m, an increase of 57 % over a year ago. The return on equity after taxes (ROE) declined from 8.8 % in the second quarter to 8.5 % in the third quarter, reflecting the dilution effect of the capital increase. In the third quarter, average equity rose by 12 % to € 5,156 m. Therefore the ROE after taxes was clearly above the previous year's level (5.5 %), but also far below the medium-term target of 13 % for 2006.

Consolidated net income: 8 % increase from Q2 to Q3, up by 57 % on previous year

Developments over the first three quarters

Compared with the situation in the first half of 2003, the third quarter did not see any significant changes in the economic environment, including demand for banking products. On the contrary, changes in economic expectations, extreme exchange rate fluctuations and the pronounced movements in long-term interest rates caused additional volatility (see the chapter "Economic Environment").

Nevertheless, Bank Austria Creditanstalt's results further stabilised from quarter to quarter: net interest income and net fee and commission income – those components of operating revenues which are "sustainable" in the sense of not being subject to erratic fluctuations – continued to rise in the third quarter and finally exceeded the low figure for the first quarter by 7 %. On a cumulative basis, however, they were still 5 % lower than in the previous year. Against the background of the market environment described above, the net trading result fell short of the excellent performance in preceding quarters. Nevertheless, at € 217 m for the first nine months, the net trading result was more than double the figure for the same period in the previous year. The net charge for losses on loans and advances as well as general administrative expenses were roughly in line with the preceding quarters and therefore remained under control. Operating profit, net income before taxes and consolidated net income continued the moderate upward movement despite different developments in their components (see income statement by quarter on page 23).

Upward trend in "sustainable" income components

The items of the income statement were distorted downwards – both from quarter to quarter and on a cumulative basis over the first nine months – by the translation of local-currency financial statements of CEE operations into euro. Given the weight of our largest banking subsidiary, the strongest adverse impact came from the depreciation of the Polish zloty (PLN), which moved in line with the US dollar in accordance with the Polish exchange rate policy (see chart on page 14). At the end of September, the PLN exchange rate against the EUR was 3.1 % below the level at the end of June 2003, and 11.5 % lower than at the end of September 2002. While hedging of results by and large offsets exchange rate fluctuations, the favourable trend in profits of the bank as a whole would have become more clearly visible if exchange rates had been stable. As a percentage of Bank Austria Creditanstalt's operating revenues for the first nine months, the effect of depreciation of the PLN alone was about 2 %, or € 50 m in absolute terms.

Details of items in the income statement

An analysis of results for the first nine months of 2003 (to which the following comments relate) shows that Bank Austria Creditanstalt offset a decline in net interest income (– € 152 m) with an increase in net fee and commission income (+ € 21 m), a strong net trading result (+ € 115 m) and a positive balance of other operating income and expenses (+ € 24 m). Thus operating revenues increased by € 8 m. In combination with declining general administrative expenses (cost savings reached € 55 m) and a considerably lower net charge for losses on loans and advances (which fell by € 106 m), this led to an increase of € 170 m or 55 % in operating profit to € 482 m.

Decline in net interest income more than offset by other income items, lower provisioning charge and cost reductions

At € 1,610 m, **net interest income** was € 152 m or 9 % lower than the figure for the first nine months of 2002, despite an initial improvement in recent months. This decline was caused by various monetary and technical factors: the strongest impact came from the decrease (– € 85 m) in net interest income generated by the CEE banking subsidiaries, especially in Poland (– € 106 m). This decline reflects the narrowing of margins in the wake of the convergence process; an estimated 30 % of the total effect resulted from a technical factor (foreign currency translation) in connection with the depreciation of the Polish zloty. In Austria, although assets-side business with private customers made an increasing contribution, net interest income declined exlusively as a result of terms and conditions on the deposit-taking side. However, the decrease compared with the previous year was largely offset by an improvement in corporate customer business (despite an equally weak development on the liabilities side). Another technical factor reducing net interest income is the growing extent to which fixed income trading is conducted via derivatives, which results in a shift from net interest income to the net trading result (amount of the change: some € 20 m).

Appreciation/depreciation of CEE currencies against the euro

End of September 2003 as against the previous year


in %
5
0
-5
-10
-15
-20
1.6
-0.1
-2.5
-3.1
-4.4
-4.9
-11.5
-15.4
-15.1
US dollar
Poland
Hungary
Czech Republic
Slovakia
Slovenia
Croatia
Bulgaria
Romania

The **net charge for losses on loans and advances** of € 356 m for the first nine months of 2003 was € 106 m or 23 % lower than a year ago. Austria accounted for just under two-thirds of this favourable effect, although the provisioning charge for business lending risks in the third quarter was increased. In Poland, the net charge for losses on loans and advances was reduced by about € 45 m. The risk/earnings ratio (net charge of losses on loans and advances expressed as a percentage of net interest income) declined from 26.3 % in the previous year to 22.1 % in the first nine months of 2003. The medium-term target for the risk/earnings ratio is a maximum of 20 %. Despite the lower net charge for losses on loans and advances, net interest income after losses on loans and advances, at € 1,254 m, was down by € 45 m or 3.5 % from the previous year's level.

Net charge for losses on loans and advances about one-quarter lower than in 2002

Net fee and commission income in the third quarter rose significantly, by 8 % compared with the preceding quarter, reaching € 839 m for the first nine months, an increase of € 21 m or 2.5 % over the comparative period in the previous year. A major contribution to the slight improvement in 2003 (which fell short of expectations)

came from foreign trade-related business, which more than offset the income shortfall in the payments sector (which was due, among other things, to the implementation of EU rules for price harmonisation in cross-border payments within the European Union). Loan commissions were slightly higher than a year ago, one of the reasons being the shift from foreign-currency lendings to the euro. Fees and commissions from the securities and safe-custody business also rose slightly compared with the previous year, mainly thanks to growth in securities business with corporate customers. Fees and commissions from securities business with private investors, however, were far from reaching normal levels. Net fee and commission income from other, including advisory, services fell short of the previous year's figure. The main reason was the deconsolidation of CA IB investment banking units.

Fluctuations in financial markets dampened the **trading performance** especially in June and September, the months which saw the highest levels of uncertainty. Nevertheless, for the first nine months, the net trading result reached € 217 m, more than doubling (+113 % or + € 115 m) compared with the previous year. The CEE subsidiaries also more than doubled their net trading results, with the largest contributions coming from Poland and Hungary as well as Croatia.

Overall, **operating revenues** – operating income after the net charge for losses on loans and advances (€ 2,310 m) – in the first nine months of 2003 exceeded the comparative figure for the previous year by € 91 m or 4 %.

Sustained synergies in Austria and in Poland reduce general administrative expenses

General administrative expenses (€ 1,838 m) were lower (by € 55 m or 2.9 %) than in the previous year, even if the change is adjusted for the – in this case favourable – exchange rate effect from the translation of Polish zloty amounts (€ 35 m). The strongest reduction was achieved in staff costs (down by € 37 m or 3.4 %). Most of this reduction results from cost savings at Austrian subsidiaries which support the bank's core business, following completion of major data system conversions implemented in the previous year and merger-related synergies in Poland. In the third quarter the cost/income ratio declined to 67.1 %, from 70.0 % in the preceding quarter; the average for the

Results of Bank Austria Creditanstalt for the nine months ended 30 September 2003 as compared with the same period in the previous year

Changes in absolute terms: January-September 2003 compared with January-September 2002


Effect on results in € m and change in %
Net interest income
-9%
Net charge for losses on loans and advances
-23%
Net fee and commission income
+3%
Net trading result
+113%
General administrative expenses
-3%
Operating profit
+55%
Net income from investments
-39%
Net income before taxes
+50%
Consolidated net income
+57%
-180 -150 -120 -90 -60 -30 0 30 60 90 120 150 180
- change reducing results
+ change improving results

first nine months was 68.7 % compared with 71.0 % in the previous year. The **balance of other operating income and expenses** swung from a net expense of € 15 m in the previous year to net income of € 9 m in the first nine months of 2003. One of the factors contributing to this improvement was the sale of BA-CA Asset Finance Ltd., Glasgow, a leasing subsidiary which did not operate in Bank Austria Creditanstalt's core markets.

After deduction of general administrative expenses from operating revenues in a wider sense, **operating profit** for the first nine months of 2003 was € 482 m, an increase of € 170 m or 55 % compared with the previous year.

Net income from investments was € 26 m, down by € 17 m from the previous year's figure, which included realised gains from the sale of several equity interests. The other deductible items (amortisation of goodwill, and balance of other income and expenses) matched the previous year's figures as planned. For the first nine months of 2003, **net income before taxes** was € 457 m, up by € 153 m or 50 % on a year ago. After deduction of taxes on income in the amount of € 102 m and of minority interests (€ 43 m), **consolidated net income** for the first nine months of 2003 is shown at € 312 m. This is an increase of € 113 m or 57 % compared with the previous year.

Based on 147 million shares (shares outstanding at the end of September), this results in **earnings per share** of € 2.12 (previous year: € 1.75 based on 114 million shares). The **return on equity** after taxes (ROE) for the first nine months of 2003 rose to 8.5 % (after 5.6 % in the previous year), with average equity amounting to € 4,866 m (after € 4,795 m).

Balance sheet

From the end of 2002 to 30 September 2003, Bank Austria Creditanstalt's **total assets** declined by € 4.2 bn or 2.8 % to € 143.8 bn.

This decrease reflects the economic situation and the further ground gained by financial market products for the performance of bank functions. Economic factors include, on the assets side, sluggish credit demand from companies, and on the liabilities side, the generally weak development of deposits. Balance sheet policy measures include efforts, made in the context of loan portfolio management, to reduce (risk-weighted) assets by placing them in the secondary market. Even stronger effects on the development of the balance sheet structure came from Bank Austria Creditanstalt's policy of conducting proprietary trading activities and asset/liabilities management primarily via derivatives, and to a lesser extent through money market transactions with banks and institutional investors, with a view to reducing capital required to be allocated and the liquidity costs. The effect is seen in trading assets and trading liabilities (but also in other assets and other liabilities), which rose strongly in recent quarters, at the expense of interbank business. Depending on the current positioning of trading operations and changes in market values, these items show fluctuations from quarter to quarter.

Assets side: strong decline in interbank business, stable customer loans

In line with these trends, one-half of the decline in total assets was accounted for by loans and advances to, and placements with, banks, which were reduced by € 2.6 bn or 9 %. Trading assets (€ 18.1 bn) were 5 % lower than at the end of 2002 following the reduction of positions and changes in market values. Loans and advances to customers – at € 76.2 bn representing more than one-half (53 %) of total assets – remained at a stable level (down by € 137 m or 0.2 %). Declines were recorded in placements (down by 17 %) and other loans (down by 34 %), i.e. money market transactions with institutional customers (repurchase agreements, overnight money and term money). On the other hand, increases were recorded in loans to customers (+4 %), current account credits (+1 %) and real estate finance (+8 %) as well as finance lease receivables (+27 %). Here, too, exchange rate effects resulting from the translation of CEE income statements understate the actual development.

At the end of September 2003, loan loss provisions (shown as a deductible item) were almost unchanged compared with the year-end 2002 figure (down by 1 % to € 3.6 bn). Investments (€ 17.3 bn) were 4 % lower

on 30 September 2003 than on 31 December 2002, a decline which primarily reflects the closing of available-for-sale positions.

On the **liabilities side**, amounts owed to banks rose by 3 % to € 42.3 bn in the first nine months of 2003. This is a quarterly fluctuation, as can be seen from the fact that this item was € 4 bn higher a year ago. Trading liabilities – primarily including negative market values on derivative financial instruments – decreased by about 3 % to € 10.2 bn, in line with the trend on the assets side.

Amounts owed to customers (€ 54.5 bn) rose slightly from June to September 2003, but were still 4 % or € 2.1 bn lower than at the end of 2002. Within this item, savings deposits declined insignificantly (– € 0.2 bn or –1 %). At € 17.4 bn, this important funding source accounts for almost one-third of total customer deposits. Time deposits declined by € 2.3 bn or 1 %. Together with liabilies evidenced by certificates (€ 17.8 bn), which decreased by 11 % as a result of large redemptions, and inclusive of subordinated capital (–14 % to € 5.6 bn), "primary funds" total € 77.9 bn, representing 54 % of the balance sheet total. Provisions were almost unchanged. Other liabilities fell by € 0.8 bn or 17 % to € 3.9 bn, as negative market values on derivative hedging instruments declined. Minority interests were reduced by € 179 m or 28 % to € 471 m through the acquisition of additional shares in CEE subsidiaries from HypoVereinsbank.

Liabilities side: stable savings deposits, interest rate-induced withdrawal of time deposits, redemptions of bank's own issues

Shareholders' equity was € 5.6 bn (3.9 % of the balance sheet total), up by € 1.0 bn on the year-end 2002 figure. This was mainly due to the capital increase against issuance of new shares. After deduction of issuing costs of € 43 m, the proceeds from the capital increase totalled € 915 m. Of this amount, € 240 m was included in subscribed capital and € 675 m in capital reserves. Consolidated net income (€ 312 m) was allocated to retained earnings; on the other hand, the dividend payment was € 116 m, the foreign currency translation reserve showed a decrease of € 166 m, and a positive change in the reserves in accordance with IAS 39 amounted to € 57 m.

Capital resources

At the end of September 2003, the **assessment basis** pursuant to the Austrian Banking Act (banking book) was € 66.4 bn, slightly lower (–1.1 %) than at year-end 2002, and capital requirements developed in line with this movement. This decline was due partly to the weak development of business volume on the assets side, and partly to exchange rate changes (of the euro primarily against the US dollar and the Polish zloty). **Net capital resources** rose by 13.7 % to € 8.5 bn. The capital increase contributed € 915 m to core capital, while effects from the consolidation of subsidiaries reduced the Tier 1 capital by € 502 m; about one-half of this amount related to exchange rate changes and the other half related to the acquisition of further shares in BPH PBK. On balance, these factors increased the **Tier 1 capital ratio** from 6.81 % to 7.65 %, while the total capital ratio rose from 11.18 % to 12.85 % (31 December 2002 to 30 September 2003).

Capital increase, exchange rate effects and acquisition of additional shares in CEE subsidiaries

Yield curve


% p.a.
4.50
4.00
3.50
3.00
2.50
2.00
1.50
End of September
End of 2002
Interest rate low
Mid-June
Money market and
years to maturity
Austrian bonds
3mo
1
2
3
4
5
6
7
8
9
10

Development of business segments

Private Customers/Austria

The **Private Customers/Austria** business segment was most strongly affected by economic trends and interest rate movements in 2003. Counter-measures taken in the course of the year to reduce the dependence on cyclical influences from the operating environment produced initial success: from the second quarter to the third quarter, operating income increased by € 28 m or 9 %.

In the first nine months, net income before taxes was € 85 m, down by 23 % from three-quarters of the previous year's total figure.*) This was mainly due to lower net interest income (–€ 29 m or –5 %), a fall resulting exclusively from the narrowing of margins on the deposits side. The bank was unable to fully pass on to the market the decline in short-term and medium-term interest rates over the past two and a half years. Thus margins on sight, savings and time deposits deteriorated dramatically by mid-year. Even two adjustments to credit interest rates for private customers in the third quarter produced only marginal effects.

Narrowing of margins on the deposits side, successful lending business

This compares with very satisfactory developments in volumes of and income from lending business, not least because of successful marketing campaigns. A major contribution to this favourable development came from consumer loans and from the "Einkaufsreserve" product (an overdraft facililty) as well as housing loans. Net fee and commission income (€ 377 m) exceeded three-quarters of the total figure for 2002 by 5 %, although income from safe-custody accounts and securities transactions was still at a very low level. Investment propensity and transaction volume picked up in the first few months of the year, but were recently dampened by doubts as to the sustainability of the stock market recovery. This becomes apparent also from net inflows into fund products of Capital Invest and AMG. At the end of September, assets under management totalled € 22.2 bn (of which € 4.0 bn at BANK*PRIVAT*). Despite weak income from payment transactions, fee business made a contribution to the better performance. This trend was supported by the shift from foreign-currency loans to euro-denominated loans for residential housing purposes and by demand for suitable interest/exchange rate hedging products.

Private investors' scepticism continues to dampen securities business

The net charge for losses on loans and advances (€ 97 m) was increased as a precautionary measure, taking into account the trends in insolvency statistics for business customers. This also reflects the fact that loans to this customer group are no longer assessed on a general basis but individually, with specific provisions being made against such loans. In the first nine months, the net charge for losses on loans and advances was € 24 m higher than the pro-rata figure for the previous year. Further synergies in the sales sector reduced general administrative expenses (€ 766 m) by € 24 m or 3 %. Net income before taxes reached € 85 m, the ROE before taxes was 15.5 %.

In the autumn Bank Austria Creditanstalt launched a broadly based sales and advisory initiative. For this purpose the bank prepared a direct mailing, supported by data mining, to 450,000 customers. The offerings covered all aspects of customer needs, from short-term financings to investment products and pension planning, with particular attention being given to replacing maturing bond investments with suitable fund products. In a parallel move, Bank Austria Creditanstalt conducted campaigns to promote personal provision for the future, motor-vehicle leasing and building society savings contracts.

Sales initiative with modern campaign management

Corporate Customers/Austria

In the third quarter the **Corporate Customers/Austria** business segment again achieved an improvement in its earnings, as in the second quarter, with operating

*) For segment reporting purposes, results for the first nine months are compared with three-quarters of the previous year's total figures because quarterly results were not restated to reflect the changed method of allocating residual costs (see note 28, page 33).

income rising by 15 % or € 39 m compared with the second quarter. Contributions to this increase came from an improvement in margins on the financing side and from the long hoped-for recovery of securities business.

In the first nine months of 2003, net income before taxes (€ 188 m) was € 51 m or 37 % higher than three-quarters of the previous year's total figure. Net interest income (€ 563 m) rose by € 27 m or 5 %. Notwithstanding stagnating credit volumes, this increase resulted mainly from the lending business, primarily investment finance.

Improvement in profitability and risks in the lending business; income turnaround in the securities business

A substantial contribution to the improvement in results compared with the previous year came from the reduction of the net charge for losses on loans and advances, by € 59 m or 25 % to € 180 m.

Net fee and commission income for the first nine months of 2003 was € 198 m, 5 % below the previous year's level. However, in the third quarter, it improved because the recovery in the securities business offset the negative effects on fee-based services, including the loss of fee income resulting from the implementation of EU rules on cross-border payments within the European Union.

Independently of customer business, risk-weighted assets were reduced by € 2.7 bn or 8 % (with a reduction of the same magnitude in the related capital requirements) thanks to successful portfolio management.

This, and above all the improvement in results, increased the ROE before taxes to 12.4 %, from 8.3 % (based on three-quarters of the previous year).

The Real Estate Finance and Real Estate Customers division within the Corporate Customers business segment handles large-volume business with professional real estate customers. It made very good progress in net interest income and in real estate consulting services. With its "Real Invest Fonds", Bank Austria Creditanstalt became one of the first providers of real estate investment funds, which have been admitted to the Austrian market since 1 September 2003.

Thanks to the combination of local customer relationships and international expertise, the bank further expanded its business with international corporates in its core markets, in particular through acquisition financing transactions in Austria and CEE. The volume of international syndications increased above all in CEE. Export financing activities also recently recorded volume growth in CEE and especially in Asia-related business, and the bank further strengthened its leading position in the core markets in this area.

International Markets

As in the previous year, the International Markets business segment turned in an outstanding performance in the first nine months of 2003, despite the difficult market situation in the third quarter. Towards the end of the third quarter, the US dollar weakened significantly against the yen, with an adverse impact on FX results, whereas the Money Market team and Asset/Liability Management took advantage of the

Business segments: share of equity and contribution to profits
(January to September 2003)


Share of bank as a whole in %
50
40
30
20
10
0
Pre-tax ROE 15%
12%
41%
19%
Private Customers Austria
Corporate Customers Austria
International Markets
Central and Eastern Europe (CEE)
Contribution to net income before taxes
Share of average equity allocated

renewed decline in short-term interest rates. (As the business segment is managed on a total return basis, the positive development is only partly reflected in its net income figure, with the remainder being included in the positive change in market values.) Positive contributions also came from Emerging Markets Investments, Relative Value Trading and Financial Engineering. The latter unit supported the brisker development in customer business with its expertise in interest rate management products, the results of which are booked in the Corporate Customers segment.

International Markets is a major contributor to earnings despite frequent trend reversals in FX markets in 2003

Operating income in the first nine months was € 180 m, only € 20 m or 10 % lower than three-quarters of the total figure for the previous year. In this context it should be noted that the base of the comparative figure includes the fourth quarter of 2002, which saw a particularly strong performance. The excellent net trading result of the bank as a whole, which is generated on the basis of International Markets expertise, reached € 217 m. Of this total amount, € 95 m (–4 %) is booked in this business segment. Net interest income after losses on loans and advances was € 76 m, down by € 15 m or 16 % from the previous year. This is due to the fact that results are reflected to a lesser extent in net interest income and more strongly in the net trading result as business is conducted to a growing extent via derivatives. Net fee and commission income rose by 60 % to € 10 m.

General administrative expenses were reduced by 6 % to € 116 m. Net income before taxes (€ 64 m) exceeded the previous year's figure by € 16 m or 34 %.

Central and Eastern Europe (CEE)

The **Central and Eastern Europe (CEE)** business segment made a significant contribution of € 123 m (up by € 11.8 m or 10.6 %) to net income before taxes for the first nine months of 2003. Network management costs associated with the banking subsidiaries, amortisation of goodwill and funding costs are already included in this figure. On this basis, the business segment accounted for 27 % of overall results. Positive contributions came primarily from increases in net fee and commission income and in the net trading result as well as declines in general administrative expenses and in the net charge for losses on loans and advances.

At the level of the consolidated banking subsidiaries, net income before taxes totalled € 230 m, a notable increase of 18.3 % compared with the same period in the previous year.

▷ Our largest banking subsidiary, **BPH PBK in Poland**, achieved net income before taxes of € 95.5 m (PLN 441 m), an increase of over 32 % (in local currency: +49 %) compared with the same period in 2002. The difference in growth rates between euro and local currency illustrates the effects of the current weakness of the Polish zloty. In September alone, the exchange rate fell by 5.7 %; compared with the end of September 2002, the Polish currency declined by as much as 11.5 %.

Earnings increase, low provisioning charge and cost synergies in Poland

On the income side, contributions to the gratifying overall results came from improved net fee and commission income (up by PLN 120 m or 21 %) and a net trading result that was almost double the previous year's figure (up by PLN 39 m or 95 %). The significantly better trend in credit risk in the first nine months also had a favourable effect on results, with the net charge for losses on loans and advances down by PLN 173 m or 45 % from the figure for the same period in the previous year. Merger-related effects and tight cost management reduced general administrative expenses by PLN 111 m or 8 %. Overall, these factors more than offset the decline in net interest income compared with the previous year.

▷ The **Hungarian banking subsidiary** strongly expanded its business volume on the assets side. Interest rates were raised, and this led to a visible improvement in interest margins. Net fee and commission income also rose strongly in September, thanks to satisfactory income from the payments sector. Thus net income before taxes in local currency grew by more than 20 % (in euro terms by 15 %) compared with the same period in the previous year.

- In the **Czech Republic**, the narrowing of margins on the liabilities side put pressure on net interest income. In local currency terms, net interest income declined by 14 % compared with a year ago. This was partly offset by a decrease in the provisioning charge and in general administrative expenses.
- The decline in net interest income at the banking subsidiary in **Slovakia** was only partly offset by growth in net fee and commission income and in the net trading result as well as by a slightly lower net charge for losses on loans and advances.
- In **Slovenia**, results were mainly supported by higher net interest income (+25 %) and net fee and commission income (+23 %). Net income before taxes in local currency terms improved slightly, by 1 %.
- An important event for Bank Austria Creditanstalt in **Croatia** was the integration of HVB Croatia in Splitska banka at the beginning of July. Despite adjustments relating to the provisioning charge, net income before taxes was 10 % higher (in euro terms) than for the same period of the previous year.
- In the third quarter the **Romanian banking subsidiary** significantly increased its earnings. While net income before taxes for the first six months of 2003 in local currency terms was 4 % lower than the figure for the first half of 2002, a comparison of the first nine months of 2003 and 2002 shows an increase of 64 %. This is mainly due to higher net fee and commission income resulting from a large volume of new loans, and to an excellent net trading result. The bank is introducing new products, in the investment sector in particular, which should contribute to continuing the favourable development of business.
- In Bulgaria, **Biochim** expanded its market share of consumer loans from 3.6 % to just under 10 %. Net income before taxes for the first nine months of 2003 was about € 9 m.
- The acquisition of **Central Profit Banka** was completed on 7 October. Bank Austria Creditanstalt is now the third-largest bank in Bosnia and Herzegovina. In its second full business year, our banking subsidiary in Serbia and Montenegro generated net income of € 1.5 m for the reporting period.

Outlook

The economic environment for banking business will improve around the turn of the year: in Austria the expected economic recovery will probably become visible in the coming months, earlier than expected. But the upswing is showing a flatter rise than any previous recoveries, and global economic risks raise doubts as to its sustainability. Sentiment indicators suggest that private consumption will continue to grow at a very modest pace.

Expectations of a moderate upswing in the winter half-year, higher risks in financial markets

In Central and Eastern Europe, growth rates are again moving closer to the medium-term growth path – not least thanks to the turnaround in Poland. However, especially in the fourth quarter of 2003, measures to put public budgets on a sound footing will dampen economic growth for the time being.

This means that there will probably be little change in the level and structure of the yield curve in the next few months. In view of uncertainties and global economic imbalances, foreign exchange markets will remain volatile.

This environment suggests that business activity will pick up in the winter half-year, but on the other hand, risks in financial markets make it advisable to act with caution. Overall, we expect moderate growth in income from customer business in Austria. In the coming months our banking subsidiaries in CEE should benefit from the forecast recovery of credit demand and from rising volumes of international transactions and direct investment. These factors, combined with further cost synergies, should enable them to more than offset the eroding margins.

For the time being, conditions in our core markets will improve only slightly

For 2003 as a whole, we still expect low double-digit growth in profits.

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the first nine months of 2003

	(Notes)	1 Jan.– 30 Sept. 2003 € m	1 Jan.– 30 Sept. 2002 € m	Change € m	Change in %
Interest income		3,628	4,533	–905	–20.0
Interest expenses		2,018	2,771	–753	–27.2
Net interest income	(5)	1,610	1,762	–152	–8.6
Losses on loans and advances	(6)	–356	–463	106	–23.0
Net interest income after losses on loans and advances		**1,254**	**1,299**	**–45**	**–3.5**
Fee and commission income		1,046	1,025	21	2.0
Fee and commission expenses		207	207	0	0
Net fee and commission income	(7)	839	818	21	2.5
Net trading result	(8)	217	102	115	113.2
General administrative expenses	(9)	–1,838	–1,892	55	–2.9
Balance of other operating income and expenses	(10)	9	–15	24	–164.9
Operating profit		**482**	**312**	**170**	**54.5**
Net income from investments		26	42	–17	–39.2
Amortisation of goodwill		–48	–47	–1	1.5
Balance of other income and expenses		–2	–3	1	–24.0
Profit from ordinary activities/ Net income before taxes		**457**	**304**	**153**	**50.3**
Taxes on income		–102	–59	–43	73.6
Net income		**355**	**245**	**110**	**44.8**
Minority interests		43	46	–3	–6.2
Consolidated net income		**312**	**199**	**113**	**56.5**

Key figures

	1 Jan.– 30 Sept. 2003	1 Jan.– 30 Sept. 2002
Earnings per share (in €)	2.12	1.75
Return on equity after taxes (%)	8.5	5.6
Cost/income ratio (%)	68.7	71.0
Risk/earnings ratio (%)	22.1	26.3

Note:

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Income statement of the Bank Austria Creditanstalt Group by quarter

€ m	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Net interest income	551	539	520	545	579
Losses on loans and advances	−127	−101	−128	−74	−142
Net interest income after losses on loans and advances	**424**	**438**	**392**	**471**	**436**
Net fee and commission income	296	273	270	258	263
Net trading result	31	78	109	129	47
General administrative expenses	−598	−622	−619	−611	−617
Balance of other operating income and expenses	14	−1	−3	13	−9
Operating profit	**166**	**166**	**149**	**260**	**119**
Net income from investments	6	0	20	−14	2
Amortisation of goodwill	−16	−16	−15	−40	−16
Balance of other income and expenses	−1	−1	−1	−6	−1
Profit from ordinary activities/ Net income before taxes	**156**	**148**	**153**	**200**	**103**
Taxes on income	−36	−33	−33	−52	−24
Net income	**120**	**115**	**120**	**148**	**79**
Minority interests	10	14	19	38	17
Consolidated net income	**110**	**101**	**101**	**110**	**62**

Balance sheet of the Bank Austria Creditanstalt Group at 30 September 2003 compared with the balance sheet at 31 December 2002

Assets

	(Notes)	30 Sept. 2003 €m	31 Dec. 2002 €m	Change €m	in %
Cash and balances with central banks	(11)	2,229	1,824	405	22.2
Trading assets	(12)	18,077	18,954	−877	−4.6
Loans and advances to, and placements with, banks	(13)	26,955	29,558	−2,602	−8.8
Loans and advances to customers	(14)	76,217	76,354	−137	−0.2
– Loan loss provisions	(15)	−3,578	−3,622	44	−1.2
Investments	(16)	17,271	17,976	−705	−3.9
Property and equipment	(17)	1,072	1,177	−105	−8.9
Intangible assets	(18)	1,245	1,162	83	7.2
Other assets		4,277	4,586	−309	−6.7
TOTAL ASSETS		**143,766**	**147,968**	**−4,202**	**−2.8**

Liabilities and shareholders' equity

	(Notes)	30 Sept. 2003 €m	31 Dec. 2002 €m	Change €m	in %
Amounts owed to banks	(19)	42,264	41,033	1,231	3.0
Amounts owed to customers	(20)	54,452	56,562	−2,110	−3.7
Liabilities evidenced by certificates	(21)	17,814	19,992	−2,178	−10.9
Trading liabilities	(22)	10,228	10,504	−276	−2.6
Provisions	(23)	3,455	3,490	−35	−1.0
Other liabilities	(24)	3,890	4,673	−783	−16.8
Subordinated capital	(25)	5,561	6,455	−894	−13.8
Minority interests		471	650	−179	−27.6
Shareholders' equity		5,631	4,610	1,022	22.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**143,766**	**147,968**	**− 4,202**	**−2.8**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39	Shareholders' equity
As at 1 January 2002	829	2,177	2,148	–279	4,875
Consolidated net income			199		199
Dividend paid			–116		–116
Foreign currency translation reserve			–192		–192
Gains and losses recognised directly in equity in accordance with IAS 39				18	18
Other changes			–41		–41
As at 30 September 2002	829	2,177	1,998	–261	4,743

€m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39[1]	Shareholders' equity
As at 1 January 2003	829	2,016	2,031	–266	4,610
Capital increase	240	675			915
Consolidated net income			312		312
Dividend paid			–116		–116
Foreign currency translation reserve			–166		–166
Gains and losses recognised directly in equity in accordance with IAS 39				57	57
Shares in the controlling company		8			8
Other changes			12		12
As at 30 September 2003	1,069	2,699	2,073	–209	5,631

1)

Reserves in accordance with IAS 39	31 Dec. 2002	30 Sept. 2003
Cash flow hedge reserve	–263	–235
Available-for-sale reserve	–3	25
Total	–266	–210

Cash flow statement

€m	1 Jan.– 30 Sept. 2003	1 Jan.– 30 Sept. 2002
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,824	3,428
Cash flows from operating activities	1,009	655
Cash flows from investing activities	–403	–581
Cash flows from financing activities	–199	–688
Effects of exchange rate changes	–2	–41
CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,229	2,773

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRS), requiring application of IAS 34 (Interim Financial Reporting). It covers the first nine months of 2003 (1 January 2003 to 30 September 2003) and also includes the income statement for the third quarter of 2003 (1 July 2003 to 30 September 2003).

(2) Changes in accounting principles in 2003

With the exception of changes in segment reporting (see also note 28), which are described there, and the following exceptions, the accounting principles and methods applied were the same as in the financial statements for 2002.

- ▷ From 2003, a loan loss provision of € 19 m attributable to debt securities was reclassified and is now included in the balance sheet item "Investments".
- ▷ Part of the purchase price (€ 8 m) of a non-consolidated subsidiary was reclassified to goodwill due to the allocation to a consolidated subsidiary.
- ▷ An investment in the amount of € 6 m originally shown in the item "Loans and advances to customers" was reclassified to investments.

(3) Earnings per share

No financial instruments are outstanding which could have a dilutive effect. Therefore basic earnings per share equal diluted earnings per share. For the first nine months of 2003, earnings per share – based on the number of shares after the capital increase, through which the total number increased by 33,031,740 shares to 147,031,740 shares – are € 2.12.

For the first half of 2003, earnings per share – based on the number of shares before the capital increase – was € 1.78. The comparative figure for the previous year (January to September 2002) was € 1.75 (of which first half-year: € 1.21).

(4) Changes in the group of consolidated companies in 2003

The Bulgarian Bank CB Biochim AD, which was acquired in the previous year, is included (inclusive of HVB Bulgaria, which was merged with the bank) in the consolidated financial statements as from 1 January 2003.

The effects of its inclusion on results for the first nine months of 2003 are shown in the following table:

Income statement of the Bank Austria Creditanstalt Group for the first nine months of 2003 (of which: contribution of Bank CB Biochim AD)

€ m	1 Jan. – 30 Sept. 2003	of which: Biochim
Interest income	3,628	21
Interest expenses	2,018	4
Net interest income	1,610	17
Losses on loans and advances	–356	–3
Net interest income after losses on loans and advances	**1,254**	**14**
Fee and commission income	1,046	9
Fee and commission expenses	207	0
Net fee and commission income	839	8
Net trading result	217	7
General administrative expenses	–1,838	–23
Balance of other operating income and expenses	9	1
Operating profit	**482**	**8**
Net income from investments	26	1
Amortisation of goodwill	–48	0
Balance of other income and expenses	–2	0
Profit from ordinary activities / Net income before taxes	**457**	**8**
Taxes on income	–102	–2
Net income	**355**	**6**
Minority interests	43	0
Consolidated net income	**312**	**6**

Central Profit Banka, Sarajevo, a bank in which a majority interest has been acquired, is planned to be merged with HVB Bank Bosna i Hercegovina in the course of this year. The bank's results are not yet included in this interim report because the necessary requirements did not yet exist.

Notes to the Income Statement

(5) Net interest income

€ m	1 Jan.– 30 Sept. 2003	1 Jan.– 30 Sept. 2002
Interest income from		
loans and advances and money market transactions	2,921	3,738
bonds and other fixed-income securities	415	535
shares and other variable-yield securities	102	95
companies accounted for under the equity method	30	15
investment property	17	21
Interest expenses for		
deposits	1,335	1,896
liabilities evidenced by certificates	401	600
subordinated capital	203	211
Results from leasing transactions	64	65
NET INTEREST INCOME	**1,610**	**1,762**

(6) Losses on loans and advances

€ m	1 Jan.– 30 Sept. 2003	1 Jan.– 30 Sept. 2002
Allocations to	695	743
provisions for loans and advances	*678*	*713*
provisions for contingent liabilities	*17*	*29*
Releases from	–300	–256
provisions for loans and advances	*–246*	*–230*
provisions for contingent liabilities	*–54*	*–25*
Recoveries of loans and advances previously written off	–39	–24
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**356**	**463**

(7) Net fee and commission income

€ m	1 Jan.– 30 Sept. 2003	1 Jan.– 30 Sept. 2002
Securities and custodian business	180	176
Foreign trade/payment transactions	512	482
Lending business	108	104
Other services and advisory business	39	56
NET FEE AND COMMISSION INCOME	**839**	**818**

(8) Net trading result

€ m	1 Jan.– 30 Sept. 2003	1 Jan.– 30 Sept. 2002
Equity-related transactions	71	–17
Interest-rate and currency-related transactions	146	118
NET TRADING RESULT	**217**	**102**

(9) General administrative expenses

€ m	1 Jan.– 30 Sept. 2003	1 Jan.– 30 Sept. 2002
Staff costs	1,039	1,076
Wages and salaries	*716*	*741*
Social-security contributions	*156*	*171*
Expenses for retirement benefits and other benefits	*167*	*163*
Other administrative expenses	624	642
Depreciation and amortisation	175	175
on property and equipment	*103*	*129*
on intangible assets excluding goodwill	*72*	*46*
GENERAL ADMINISTRATIVE EXPENSES	1,838	1,892

(10) Balance of other operating income and expenses

€ m	1 Jan.– 30 Sept. 2003	1 Jan.– 30 Sept. 2002
Other operating income	75	85
Other operating expenses	66	100
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	9	–15

Notes to the Balance Sheet

(11) Cash and balances with central banks

€ m	30 Sept. 2003	31 Dec. 2002
Cash and balances with central banks	2,115	1,630
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	113	194
Treasury bills and non-interest-bearing Treasury notes as well as similar debt instruments issued by public issuers	*104*	*179*
Bills of exchange	*10*	*15*
CASH AND BALANCES WITH CENTRAL BANKS	2,229	1,824

(12) Trading assets

€ m	30 Sept. 2003	31 Dec. 2002
Bonds and other fixed-income securities	**7,035**	**6,894**
Money market paper	*1,058*	*850*
Debt securities	*5,662*	*5,579*
issued by public borrowers	*2,350*	*1,505*
issued by other borrowers	*3,313*	*4,074*
Group's own debt securities	*316*	*465*
Shares and other variable-yield securities	**581**	**1,293**
Shares	*135*	*81*
Investment certificates	*29*	*763*
Other	*416*	*449*
Positive market values on derivative financial instruments	**10,445**	**10,750**
Equity derivatives	*64*	*41*
Interest-rate and currency derivatives	*10,381*	*10,709*
Other trading assets	**16**	**17**
TRADING ASSETS	18,077	18,954

(13) Loans and advances to, and placements with, banks – breakdown by product

€ m	30 Sept. 2003	31 Dec. 2002
Loans and advances	8,420	9,615
Money market placements	18,535	19,943
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**26,955**	**29,558**

(14) Loans and advances to customers – breakdown by product

€ m	30 Sept. 2003	31 Dec. 2002
Loans to local authorities	4,370	4,561
Real estate finance	6,397	5,942
Mortgage loans	6,245	5,765
Other real estate finance	152	177
Current account credits	26,143	25,826
Loans	28,581	27,613
Money market placements	2,215	2,660
Other loans and advances	4,226	6,369
Finance lease receivables	4,285	3,382
LOANS AND ADVANCES TO CUSTOMERS	**76,217**	**76,354**

(15) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	30 Sept. 2003	30 Sept. 2002	30 Sept. 2003	30 Sept. 2002	30 Sept. 2003	30 Sept. 2002
At beginning of reporting period	**93**	**73**	**3,528**	**3,302**	**3,622**	**3,375**
Allocation	0	0	678	700	678	700
Release	–3	0	–243	–218	–246	–218
Use	0	0	–248	–196	–248	–196
Exchange differences and other adjustments not reflected in the income statement	–4	–11	–225	–142	–229	–153
AT END OF REPORTING PERIOD	**87**	**62**	**3,491**	**3,446**	**3,578**	**3,508**

(16) Investments

€ m	30 Sept. 2003	31 Dec. 2002
Held-to-maturity investments – debt securities	**6,901**	**7,341**
Available-for-sale investments	**9,221**	**9,880**
Shares in unconsolidated subsidiaries	885	1,234
Shares in other companies	566	2,378
Other fixed-income securities	3,777	3,132
Shares and other variable-yield securities	3,993	3,136
Securities held as short-term investments	*2,223*	*1,445*
Securities held as long-term investments	*1,771*	*1,691*
Investments in companies accounted for under the equity method	**729**	**325**
Investment property	**419**	**431**
INVESTMENTS	**17,271**	**17,976**

(17) Property and equipment

€ m	30 Sept. 2003	31 Dec. 2002
Land and buildings used for banking operations	717	742
Other land and buildings	17	18
Other property and equipment	338	418
PROPERTY AND EQUIPMENT	**1,072**	**1,177**

(18) Intangible assets

€ m	30 Sept. 2003	31 Dec. 2002
Goodwill	989	872
Other intangible assets	257	290
INTANGIBLE ASSETS	**1,245**	**1,162**

(19) Amounts owed to banks – breakdown by product

€ m	30 Sept. 2003	31 Dec. 2002
Repayable on demand	**2,356**	**3,883**
With agreed maturity dates or periods of notice	**39,908**	**37,149**
Loans raised	11,138	10,603
Money market deposits by banks	27,665	21,028
Other amounts owed to banks	1,105	5,519
AMOUNTS OWED TO BANKS	**42,264**	**41,033**

(20) Amounts owed to customers – breakdown by product

€ m	30 Sept. 2003	31 Dec. 2002
Savings deposits	**17,357**	**17,578**
Other amounts owed to customers	**37,095**	**38,983**
Repayable on demand	17,193	16,810
With agreed maturity dates or periods of notice	19,902	22,174
AMOUNTS OWED TO CUSTOMERS	**54,452**	**56,562**

(21) Liabilities evidenced by certificates – breakdown by product

€ m	30 Sept. 2003	31 Dec. 2002
Debt securities issued	**14,228**	**14,926**
Mortgage bonds and local-authority bonds	2,429	2,559
Other debt securities issued	11,799	12,367
Other liabilities evidenced by certificates	3,586	5,066
LIABILITIES EVIDENCED BY CERTIFICATES	**17,814**	**19,992**

(22) Trading liabilities

€ m	30 Sept. 2003	31 Dec. 2002
Equity derivatives	38	34
Interest-rate and currency derivatives	10,003	10,301
Other trading liabilities	187	169
TRADING LIABILITIES	**10,228**	**10,504**

(23) Provisions

€ m	30 Sept. 2003	31 Dec. 2002
Provisions for retirement benefits and similar obligations	2,627	2,609
Provisions for taxes	514	588
Current taxes	48	78
Deferred taxes	467	510
Provisions for restructuring costs	1	2
Provisions for contingent liabilities	152	100
Other provisions for impending losses	161	191
PROVISIONS	**3,455**	**3,490**

(24) Other liabilities

€ m	30 Sept. 2003	31 Dec. 2002
Negative market values on derivative hedging instruments	2,294	3,082
Other amounts payable	1,466	1,478
Deferred income	130	112
OTHER LIABILITIES	**3,890**	**4,673**

(25) Subordinated capital

€ m	30 Sept. 2003	31 Dec. 2002
Subordinated liabilities	4,298	5,207
Supplementary capital	1,263	1,247
SUBORDINATED CAPITAL	**5,561**	**6,455**

Additional IAS Disclosures

(26) Employees

(Full-time equivalent)	30 Sept. 2003	30 Sept. 2002
Bank Austria Creditanstalt Group	31,112	31,290
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business [1]	11,579	12,161
CEE and other subsidiaries [2]	19,533	19,129
of which: Poland	*11,546*	*12,953*

1) Including six non-consolidated subsidiaries which support the core banking business.
2) Including non-consolidated HVB Bank Yugoslavia a.d and the consolidated companies Schoellerbank AG, Bank Austria Creditanstalt Leasing GmbH, VISA-SERVICE Kreditkarten AG, Capital Invest KAG, Asset Management GmbH, BA/CA Asset Finance Ltd., BA Cayman Islands Ltd., Bank Austria Creditanstalt Treuhand GmbH, Bank Austria Creditanstalt Wohnbaubank AG.

(27) Events after the balance sheet date

The agreement to purchase the Bosnian bank Central Profit Banka d.d., Sarajevo (CPB) was concluded on 7 October 2003. With the closing and the subsequent offer to minority shareholders, it is planned to acquire up to 81 % of the shares. The International Finance Corporation (IFC) will hold a direct interest of 19 %.

Based on the approval given by the Polish Securities and Exchange Commission on 30 September 2003, the Warsaw Stock Exchange decided to admit the shares of Bank Austria Creditanstalt AG to trading on the Warsaw Stock Exchange, making the bank the first non-Polish company to be listed there. Since 14 October 2003, the shares of Bank Austria Creditanstalt AG have been listed on both the Vienna Stock Exchange and the Warsaw Stock Exchange.

Subject to approval by the Austrian cartel authorities, Bank Austria Creditanstalt AG will reduce its equity interests in Union Versicherungs-Aktiengesellschaft and in CA Versicherung AG to 10 % each.

(28) Segment reporting

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	1–9 2003	573	563	397	75	2	1,610
	3/4 of 2002[1]	602	536	480	95	16	1,729
Losses on loans and advances	1–9 2003	–97	–180	–73	0	–7	–356
	3/4 of 2002[1]	–73	–239	–75	–5	–10	–402
Net fee and commission income	1–9 2003	377	198	258	10	–5	839
	3/4 of 2002[1]	360	209	246	6	–14	807
Net trading result	1–9 2003	2	22	58	95	40	217
	3/4 of 2002[1]	0	2	20	99	52	173
General administrative expenses	1–9 2003	–766	–431	–502	–116	–22	–1,838
	3/4 of 2002[1]	–790	–396	–539	–124	–29	–1,877
Balance of other operating income and expenses	1–9 2003	–2	11	–6	–4	10	9
	3/4 of 2002[1]	14	7	–4	–2	–15	–1
Operating profit	**1–9 2003**	**88**	**183**	**133**	**60**	**18**	**482**
	3/4 of 2002[1]	**113**	**119**	**128**	**69**	**–1**	**428**
Net income from investments	1–9 2003	0	7	22	9	–14	26
	3/4 of 2002[1]	4	21	17	–1	–20	21
Amortisation of goodwill	1–9 2003	–3	–1	–31	–5	–7	–48
	3/4 of 2002[1]	–6	–3	–33	–20	–4	–66
Balance of other income and expenses	1–9 2003	0	–1	–1	0	0	–2
	3/4 of 2002[1]	0	–1	–1	0	–4	–6
Net income before taxes	**1–9 2003**	**85**	**188**	**123**	**64**	**–3**	**457**
	3/4 of 2002[1]	**111**	**137**	**111**	**48**	**–29**	**378**
Average risk-weighted assets	1–9 2003	11,720	32,615	13,758	3,389	6,225	67,707
	2002	11,933	35,315	13,100	4,309	6,772	71,429
Equity allocated (average)	1–9 2003	727	2,022	853	210	1,043	4,855
	2002	740	2,190	812	267	733	4,742
Return on equity before taxes in %	*1–9 2003*	*15.5*	*12.4*	*19.2*	*40.8*		*12.5*
	2002	*20.0*	*8.3*	*18.3*	*23.8*		*10.6*
Cost/income ratio in %	*1–9 2003*	*80.6*	*54.3*	*70.9*	*66.1*		*68.7*
	2002	*80.9*	*52.5*	*72.6*	*62.5*		*69.3*

1) Previous year's figures are shown on a pro-rata basis (3/4 of 2002 adjusted figures, as explained below).

Changes in segment reporting with effect from 2003

1. Allocation to the "Other Items / Reclassifications" segment

In the past, the "Other Items/Reclassifications" segment showed significant amounts not allocated to other segments. In 2002 Bank Austria Creditanstalt further developed its database and introduced new processes enabling the bank to allocate almost all costs (e.g. costs of major IT projects; showing all interest effects resulting from employee benefit plans in net interest income rather than in general administrative expenses) to the relevant business segments. For database reasons, these changes can only be presented for 2002 as a whole, not for the comparative period in the previous year. Therefore business segment data are not compared with the same period in the previous year but with pro-rata figures (i.e. figures for the first nine months of 2003 are compared with 75 % of the total figure for 2002).

2. Changes in segmentation and in allocation of investments

As a result of changes in responsibilities at Managing Board level, most recently becoming effective on 1 April 2003, segment reporting has been adjusted to the new responsibilities at Managing Board level. This led to a reduction of the number of segments: the previous segment "Domestic Real Estate Finance and Real Estate Customers" has been integrated in the "Corporate Customers/Austria" segment, the equity interest in Bank Austria Cayman Islands Ltd. previously included in the "Asset Management" segment has been allocated to the "Corporate Center" segment, the remaining part of the previous segment "Asset Management" has been allocated to the "Private Customers/Austria" segment. This has also resulted in changes in the allocation of several equity interests which are shown in the following table:

	2003	2002
CABET-Holding	Corporate Customers/Austria	Corporate Center
Investkredit Bank AG	Corporate Customers/Austria	Corporate Center
Oesterreichische Kontrollbank AG	Corporate Customers/Austria	Corporate Center
BA-Treuhand GmbH	Corporate Customers/Austria	Corporate Center
Immobilienholding GmbH (profit and substance-sharing rights)	Corporate Center	Corporate Customers/Austria

Information pursuant to the Austrian Banking Act

(29) Capital resources and assessment basis of the Bank Austria Creditanstalt group of credit institutions

€ m	30 Sept. 2003	31 Dec. 2002
Paid-in capital	1,069	829
Capital reserve	2,164	1,489
Revenue reserve	408	416
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	2,070	2,070
Untaxed reserves	161	163
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	–256	246
Less intangible assets	–532	–639
Core capital (Tier 1)	**5,084**	**4,574**
Supplementary capital	1,205	1,206
Revaluation reserve	97	56
Subordinated capital	2,542	2,287
Supplementary elements (Tier 2)	**3,844**	**3,549**
Deductions	–391	–614
Net capital resources (Tier 1 and Tier 2)	**8,538**	**7,509**
Assessment basis (banking book)	66,422	67,160
Tier 1 capital ratio (banking book) in %	7.65	6.81
Total capital ratio (banking book) in %	12.85	11.18
Available Tier 3	**542**	**1,548**
Requirement for the securities trading book and for open foreign exchange positions	336	434

Summary Financial Information on Our CEE Banking Subsidiaries

(30) Income statement

€ m	Poland 1–9 2003	Poland 1–9 2002	Hungary 1–9 2003	Hungary 1–9 2002	Czech Rep. 1–9 2003	Czech Rep. 1–9 2002
Net interest income	228.8	334.8	51.6	52.2	57.4	70.4
Losses on loans and advances	–45.7	–93.8	–5.3	–4.3	–4.4	–8.2
Net fee and commission income	149.4	139.5	28.6	26.2	39.5	41.4
Net trading result	17.1	9.9	10.8	3.6	0.9	1.2
General administrative expenses	–267.5	–329.2	–48.5	–44.7	–54.0	–59.5
Balance of other operating income and expenses	–0.2	8.3	0.5	0.2	–1.3	–2.8
Operating profit	**81.9**	**69.5**	**37.7**	**33.1**	**38.2**	**42.5**
Net income from investments	16.9	7.5	0.1	–0.2	–0.1	0
Amortisation of goodwill	–2.6	–3.9	0	0	0	0
Balance of other income and expenses	–0.7	–0.7	0	0	0	0
Profit from ordinary activities / Net income before taxes	**95.5**	**72.5**	**37.8**	**32.9**	**38.1**	**42.5**
Average risk-weighted assets	4,937	5,360	1,732	1,412	2,389	2,249
Average shareholders' equity	1,115	1,225	278	239	359	397
Cost/income ratio (in %)	**67.7**	**66.8**	**53.0**	**54.4**	**55.9**	**54.0**
Return on equity before taxes (in %)[2]	**11.4**	**7.9**	**18.2**	**18.4**	**14.2**	**14.3**
Exchange rate at end of period (units of local currency per euro)	**4.6227**	**4.0926**	**254.9600**	**243.8000**	**31.8440**	**30.2850**
Appreciation/depreciation against the euro	**–11.5%**		**–4.4%**		**–4.9%**	

1) 2002: HVB Croatia + Splitska banka on a pro-rata basis
2) Based on actual average equity.
Financial information relating to subsidiaries corresponds to the interim financial statements prepared in accordance with IFRS as used for preparing the consolidated financial statements of the Bank Austria Creditanstalt Group.

Other Information

(31) Contingent liabilities and commitments

€ m	30 Sept. 2003	31 Dec. 2002
Guarantees	9,297	12,341
Acceptances and endorsements	27	27
CONTINGENT LIABILITIES	**9,324**	**12,368**
Liabilities arising from sales with an option to repurchase	50	503
Other commitments	7,206	8,206
COMMITMENTS	**7,256**	**8,710**

Slovakia		Slovenia		Croatia[1]		Romania		Bulgaria		CEE banks	
1–9 2003	1–9 2002	1–9 2003	1–9 2002	1–9 2003	1–9 2002	1–9 2003	1–9 2002	1–9 2003	1–9 2002	1–9 2003	1–9 2002
21.2	24.0	18.7	15.4	48.5	31.3	11.1	11.7	17.7	–	455.0	539.8
–2.6	–2.6	–1.4	–0.9	–8.4	–2.2	–1.9	–1.1	–2.9	–	–72.7	–113.0
7.1	6.1	6.7	5.6	13.9	10.2	6.0	2.7	8.2	–	259.4	231.8
1.6	0.7	–1.1	1.1	8.0	2.6	2.8	0.9	7.0	–	47.1	20.1
–16.0	–14.2	–14.8	–13.0	–40.9	–21.8	–9.3	–7.7	–22.6	–	–473.5	–490.2
0	0	0	0	–3.6	–1.8	–0.6	–0.4	0.6	–	–4.7	3.6
11.4	**14.1**	**8.0**	**8.3**	**17.4**	**18.2**	**8.0**	**6.2**	**8.0**	**–**	**210.6**	**191.9**
2.1	0	0	–0.1	2.2	–0.4	0.6	0	0.7	–	22.5	6.8
0	0	0	0	0	0	0	0	0	–	–2.6	–3.9
0	0	0	0	0	0	0	0	0	–	–0.7	–0.7
13.5	**14.1**	**8.0**	**8.2**	**19.6**	**17.8**	**8.5**	**6.2**	**8.8**	**–**	**229.7**	**194.2**
684	526	709	616	1,530	1,306	254	162	380	–	12,615	11,632
147	128	69	61	182	165	27	20	66	–	2,244	2,235
53.4	**46.0**	**61.0**	**58.5**	**61.2**	**51.6**	**48.5**	**51.7**	**67.3**	**–**	**62.6**	**61.6**
12.3	**14.8**	**15.5**	**18.0**	**14.4**	**14.4**	**42.7**	**40.7**	**17.8**	**–**	**13.7**	**11.6**
41.1650	**41.8050**	**235.4950**	**228.3050**	**7.5400**	**7.3350**	**38,435**	**32,578**	**1.9489**	**1.9469**	**–**	**–**
+1.6 %		**–3.1 %**		**–2.7 %**		**–15.2 %**		**–0.1 %**		**–**	**–**

Ratings of Bank Austria Creditanstalt AG

	Long-term	Short-term	Individual Financial
Moody's	A2*	P-1	B-
Standard & Poor's	A-**	A-2	-

*) Outlook: stable
**) Outlook: negative

Financial calendar

Preliminary results for 2003	18 February 2004
Financial statements for 2003	18 March 2004
Results for the first three months of 2004	29 April 2004
Annual General Meeting	19 May 2004
Results for the first six months of 2004	5 August 2004
Results for the first nine months of 2004	4 November 2004

Investor Relations

Telephone within Austria: 0800-05 05 05
Telephone from abroad: +43 5 05 05-58853
e-mail: ir@ba-ca.com
Internet: http://ir.ba-ca.com
Bank Austria Creditanstalt, A-1030 Vienna, Vordere Zollamtsstrasse 13

Published by:

Bank Austria Creditanstalt AG
A-1010 Vienna, Am Hof 2
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0
Telephone from abroad: +43 5 05 05-0
Fax within Austria: 05 05 05-56149
Fax from abroad: +43 5 05 05-56149
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
Telex: 115561 BACA A
BIC: BKAUATWW
Austrian bank code: 12000
Austrian Register of Companies: FN 150714p
VAT identification number: ATU 51507409

Editors:

Financial Relations and Strategic Planning

Photographs:

Kurt Keinrath, Vienna

Printed by:

ueberreuter Print und Digimedi@

Graphics:

Horvath, Leobendorf

The Interim Report is available from:

Bank Austria Creditanstalt AG
Group Public Relations
P.O.Box 22.000
A-1011 Vienna
Telephone (+43) (0)5 05 05-56148 (telephone answering machine)
Fax (+43) (0)5 05 05-56945
e-mail: pub@ba-ca.com

Service Line (24h)

Telephone within Austria: 05 05 05-25
Telephone from abroad: +43 5 05 05-25

Editorial close: 24 October 2003

Bank Austria Creditanstalt

Banking for success.

Financial Statements for the first nine months of 2003

Income statement
Balance sheet
Statement of changes in shareholders' equity
Cash flow statement

(The translation of the text of the interim report is currently being prepared.)

A Member of HVB Group

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the first nine months of 2003

	1 Jan. – 30 Sept. 2003 €m	1 Jan. – 30 Sept. 2002 €m	Change €m	Change in %
Interest income	3,628	4,533	–905	–20.0
Interest expenses	2,018	2,771	–753	–27.2
Net interest income	1,610	1,762	–152	–8.6
Losses on loans and advances	–356	–463	106	–23.0
Net interest income after losses on loans and advances	**1,254**	**1,299**	**–45**	**–3.5**
Fee and commission income	1,046	1,025	21	2.0
Fee and commission expenses	207	207	0	0
Net fee and commission income	839	818	21	2.5
Net trading result	217	102	115	113.2
General administrative expenses	–1,838	–1,892	55	–2.9
Balance of other operating income and expenses	9	–15	24	–164.9
Operating profit	**482**	**312**	**170**	**54.5**
Net income from investments	26	42	–17	–39.2
Amortisation of goodwill	–48	–47	–1	1.5
Balance of other income and expenses	–2	–3	1	–24.0
Profit from ordinary activities/ Net income before taxes	**457**	**304**	**153**	**50.3**
Taxes on income	–102	–59	–43	73.6
Net income	**355**	**245**	**110**	**44.8**
Minority interests	43	46	–3	–6.2
Consolidated net income	**312**	**199**	**113**	**56.5**

Key figures

	1 Jan. – 30 Sept. 2003	1 Jan. – 30 Sept. 2002
Earnings per share (in €)	2.12	1.75
Return on equity after taxes (%)	8.5	5.6
Cost/income ratio (%)	68.7	71.0
Risk/earnings ratio (%)	22.1	26.3

Note:

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Income statement of the Bank Austria Creditanstalt Group by quarter

€ m	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Net interest income	551	539	520	545	579
Losses on loans and advances	–127	–101	–128	–74	–142
Net interest income after losses on loans and advances	**424**	**438**	**392**	**471**	**436**
Net fee and commission income	296	273	270	258	263
Net trading result	31	78	109	129	47
General administrative expenses	–598	–622	–619	–611	–617
Balance of other operating income and expenses	14	–1	–3	13	–9
Operating profit	**166**	**166**	**149**	**260**	**119**
Net income from investments	6	0	20	–14	2
Amortisation of goodwill	–16	–16	–15	–40	–16
Balance of other income and expenses	–1	–1	–1	–6	–1
Profit from ordinary activities/ Net income before taxes	**156**	**148**	**153**	**200**	**103**
Taxes on income	–36	–33	–33	–52	–24
Net income	**120**	**115**	**120**	**148**	**79**
Minority interests	10	14	19	38	17
Consolidated net income	**110**	**101**	**101**	**110**	**62**

Balance sheet of the Bank Austria Creditanstalt Group at 30 September 2003 compared with the balance sheet at 31 December 2002

Assets

	30 Sept. 2003	31 Dec. 2002	Change	
	€m	€m	€m	in %
Cash and balances with central banks	2,229	1,824	405	22.2
Trading assets	18,077	18,954	−877	−4.6
Loans and advances to, and placements with, banks	26,955	29,558	−2,602	−8.8
Loans and advances to customers	76,217	76,354	−137	−0.2
– Loan loss provisions	−3,578	−3,622	44	−1.2
Investments	17,271	17,976	−705	−3.9
Property and equipment	1,072	1,177	−105	−8.9
Intangible assets	1,245	1,162	83	7.2
Other assets	4,277	4,586	−309	−6.7
TOTAL ASSETS	**143,766**	**147,968**	**−4,202**	**−2.8**

Liabilities and shareholders' equity

	30 Sept. 2003	31 Dec. 2002	Change	
	€m	€m	€m	in %
Amounts owed to banks	42,264	41,033	1,231	3.0
Amounts owed to customers	54,452	56,562	−2,110	−3.7
Liabilities evidenced by certificates	17,814	19,992	−2,178	−10.9
Trading liabilities	10,228	10,504	−276	−2.6
Provisions	3,455	3,490	−35	−1.0
Other liabilities	3,890	4,673	−783	−16.8
Subordinated capital	5,561	6,455	−894	−13.8
Minority interests	471	650	−179	−27.6
Shareholders' equity	5,631	4,610	1,022	22.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**143,766**	**147,968**	**− 4,202**	**−2.8**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39	Shareholders' equity
As at 1 January 2002	829	2,177	2,148	–279	4,875
Consolidated net income			199		199
Dividend paid			–116		–116
Foreign currency translation reserve			–192		–192
Gains and losses recognised directly in equity in accordance with IAS 39				18	18
Other changes			–41		–41
As at 30 September 2002	829	2,177	1,998	–261	4,743

€m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39[1)]	Shareholders' equity
As at 1 January 2003	829	2,016	2,031	–266	4,610
Capital increase	240	675			915
Consolidated net income			312		312
Dividend paid			–116		–116
Foreign currency translation reserve			–166		–166
Gains and losses recognised directly in equity in accordance with IAS 39				57	57
Shares in the controlling company		8			8
Other changes			12		12
As at 30 September 2003	1,069	2,699	2,073	–209	5,631

1)

Reserves in accordance with IAS 39	31 Dec. 2002	30 Sept. 2003
Cash flow hedge reserve	–263	–235
Available-for-sale reserve	–3	25
Total	–266	–210

Cash flow statement

€m	1 Jan. – 30 Sept. 2003	1 Jan. – 30 Sept. 2002
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,824	3,428
Cash flows from operating activities	1,009	655
Cash flows from investing activities	–403	–581
Cash flows from financing activities	–199	–688
Effects of exchange rate changes	–2	–41
CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,229	2,773

ORDINARY GENERAL MEETING

of the Shareholders of the Company

held on March 19, 2002

AGENDA

1. Presentation of the adopted financial statements including the notes to the financial statements together with the management report and of the report of the Supervisory Board, and of the consolidated financial statements including the notes to the consolidated financial statements and the management report of the Group for the financial year 2001
2. Passing a resolution on the distribution of profit
3. Passing a resolution on granting discharge to the members of the Managing Board and of the Supervisory Board for the financial year 2001
4. Changes in the Supervisory Board
5. Passing a resolution on the increase of the expense allowance for the Supervisory Board
6. Appointment of the auditors and of the auditors of the consolidated financial statements for the financial year 2003
7. Passing a resolution on amendments to the Bye-Laws concerning the company name, an increase of the number of members of the Supervisory Board, responsibility for loans to Board members and special provisions for the issue of mortgage bonds and public sector mortgage bonds

EXTRAORDINARY GENERAL MEETING

of the Shareholders of the Company

held on September 16, 2002

A G E N D A

Section 17 paragraph (2) of the Bye-Laws shall henceforth read:

"(2) The credit committee shall consist of three to five elected members as well as of two or three representatives of the employees delegated pursuant to the provisions of the Labour Code."

Chapter VI. Supervision (Sections 25 and 26) shall be cancelled.

In consequence, the numbers of the previous chapters VII., VIII. and IX. will change to VI., VII. and VIII, and the numbers of Sections 27, 28, 29, 30, 31 and 32 will change to Sections 25, 26, 27, 28, 29 and 30.

ORDINARY GENERAL MEETING

of the Shareholders of Bank Austria Creditanstalt AG

held on March 17, 2003

AGENDA

1. Presentation of the adopted financial statements including the notes to the financial statements together with the management report and of the report of the Supervisory Board and of the consolidated financial statements including the notes to the consolidated financial statements and the management report of the Group for the financial year 2002
2. Passing a resolution on the distribution of profit
3. Passing a resolution on granting discharge to the members of the Managing Board and of the Supervisory Board for the financial year 2002
4. Election of the Supervisory Board
5. Appointment of the auditors and of the auditors of the consolidated financial statements for the financial year 2004

EXTRAORDINARY GENERAL MEETING

of the Shareholders of Bank Austria Creditanstalt AG

held on June 13, 2003

A G E N D A

Passing a resolution on amendments to the Bye-Laws

the Chairman states that an application is in hand for amendments to the Bye-Laws in Sections 6, 7, 8, 9, 11, 12, 16, 20 paragraphs (2) through (7), 21, 23, and 30, as well as the heading of Sections and references in Sections 3, 10, 14, 15 paragraph (3), 22 and 24 through 29 in accordance with Annex ./5 (five).

After the completed voting procedure the Chairman declares that this resolution has been unanimously adopted.

The foregoing has been recorded in these minutes, which have been taken, read out, approved and signed.

EXTRAORDINARY GENERAL MEETING

of the Shareholders of Bank Austria Creditanstalt AG

held on June 20, 2003

AGENDA

Items 1. through 4. summarised:

1. Passing a resolution on the increase of the share capital from EUR 828,780,000.-- to up to EUR 1,068,920,749.80 through the issue of no par value bearer shares with voting rights with dividend entitlement from 1 January 2003 under exclusion of the shareholders' subscription rights ("ordinary capital increase").
2. Authorising the Managing Board to increase the share capital through a resolution to be passed by 31 August 2003 further by up to EUR 36,021,105.20; authorising the Supervisory Board to decide on amendments to the Bye-Laws resulting from the issue of shares out of the authorised capital ("authorised capital").
3. Passing a resolution on an amendment to the Bye-Laws in connection with the authorised capital as decided pursuant to item 2. above
4. Authorising the acquisition of own shares for the purpose of securities trading pursuant to Section 65 (1) No. 7 of the Austrian Companies Act.

Bank Austria Creditanstalt

Print

Director's Dealings

Disclosure pursuant to Section 91a of the Austrian Stock Exchange Act

Friedrich Kadrnoska, Deputy Chairman of the Managing Board and Deputy CEO of Bank Austria Creditanstalt, has subscribed to the following securities:

Shares of Bank Austria Creditanstalt AG
ID No.: AT0000995006
Date of purchase/value date: 11 July 2003
Price: EUR 29.00
Number of shares: 3,243
Shares held after purchase: 3,243 Stk./EUR 91,128.30 (10 July 2003)

Erich Hampel, Member of the Managing Board of Austria Creditanstalt, has subscribed to the following securities:

Shares of Bank Austria Creditanstalt AG
ID No.: AT0000995006
Date of purchase/value date: 11 July 2003
Price: EUR 29.00
Number of shares: 844
Shares held after purchase: 844 shares / EUR 23,716.40 (10 July 2003)

Armin Gebhard Fehle, Member of the Supervisory Board of Austria Creditanstalt, has subscribed to the following securities:

Shares of Bank Austria Creditanstalt AG
ID No.: AT0000995006
Date of purchase/value date: 11 July 2003
Price: EUR 29.00
Number of shares: 390
Shares held after purchase: 390 shares / EUR 10.959.-- (10 July 2003)

Karl Samstag, Chairman of the Managing Board and CEO of Bank Austria Creditanstalt, has subscribed to the following securities:

Shares of Bank Austria Creditanstalt AG
ID No.: AT0000995006
Date of purchase/value date: 11 July 2003
Price: EUR 29.00
Number of shares: 4,540
Shares held after purchase: 4,540 shares / EUR 127,574.-- (10 July 2003)

Wilhelm Hemetsberger, Member of the Managing Board of Austria Creditanstalt, has subscribed to the following securities:

Shares of Bank Austria Creditanstalt AG
ID No.: AT0000995006
Date of purchase/value date: 11 July 2003
Price: EUR 29.00
Number of shares: 1,298
Shares held after purchase: 1,298 shares / EUR 36,473.80 (10 July 2003)

Mag. DDr. Regina Prehofer, Member of the Managing Board of Austria Creditanstalt, has purchased to the following securities:

Shares of Bank Austria Creditanstalt AG
ID No.: AT0000995006
Data of purchase: 9 July 2003
Value date: 14.07.2003
Price: EUR 28.24
Number of shares: 500
Shares held after purchase: 500 shares / EUR 14,050.-- (10 July 2003)

Translation from German

B Y E - L A W S

of

BANK AUSTRIA CREDITANSTALT AG

Version of
July 7, 2003

BYE-LAWS

I. General Provisions

Article 1 Company Name, Registered Office and Duration

(1) The name of the Company is:

"Bank Austria Creditanstalt AG".

(2) The Company has its registered office in Vienna, Austria.

(3) The Company's duration is perpetual.

Article 2 Basis

(1) Upon implementation of restructuring measures the Company has become the legal successor to Zentralsparkasse und Kommerzialbank Aktiengesellschaft, Vienna, to which Zentralsparkasse der Gemeinde Wien, founded in 1905, contributed its entire business by concurrently changing the name to Anteilsverwaltung-Zentralsparkasse, which was subsequently restructured to become Privatstiftung zur Verwaltung von Anteilsrechten [Private Foundation for the Management of Share Interests], as well as to Österreichische Länderbank Aktiengesellschaft and to Creditanstalt AG.

(2) Pursuant to Section 92 para (9) of the Banking Act [Bankwesengesetz] in conjunction with Section 27b of the Savings Banks Act [Sparkassengesetz], Privatstiftung zur Verwaltung von Anteilsrechten is liable with its entire assets for all of the Company's present and future obligations in case of the Company's insolvency. Pursuant to Section 2 para (1) fourth sentence in conjunction with Section 2 para (2a) of the Savings Banks Act [Sparkassengesetz] the liability of the City of Vienna as deficiency guarantor pursuant to Section 1356 of the Civil Code [ABGB Allgemeines Bürgerliches Gesetzbuch] - via Privatstiftung zur Verwaltung von Anteilsrechten - also extends to the obligations of the Company that have been incurred by December 31, 2001, including contractual obligations under expectancies which already exist as to the merits.

Article 3 Corporate Purpose

(1) The purpose of the Company is the conduct of banking business of every description pursuant to Section 1 para (1) of the Banking Act. Such business shall exclude the business of a building society, investment business (management of investment funds

according to the Investment Fund Act [*Investmentfondsgesetz*]) and participation fund business. Special provisions on the issuance of funded bonds are outlined in Section V, those relating to the issue of mortgage bonds and public sector mortgage bonds (municipal bonds, municipal debentures, or municipal obligations) in Section VI of the Bye-laws.

(2) The purpose of the Company also comprises the activities of a financial institution pursuant to Section 1 para (2) of the Banking Act and

(a) trade in coins, medals and bars made of precious metals,

(b) safe-deposit boxes and vaults,

(c) investing in companies of every description,

(d) acquisition of companies, or founding of new companies,

(e) exercise and performance of management and administrative functions for firms in which the Company holds interests, and providing support in all aspects of their business activities,

(f) all activities which are directly connected with banking activities or are auxiliary with respect to the same, in particular the rendering of brokerage services with respect to building society saving contracts, insurance contracts, business enterprises and undertakings, investment fund shares, shares in equity, rendering of services in data processing and information technologies, distribution of credit cards and

(g) with due regard to the relevant statutory provisions, all transactions conducive to directly or indirectly promoting the Company's business objective.

Article 4 Sphere of Operations

The Company is authorized to operate branch offices. Its activities cover domestic and international business.

Article 5 Notices

(1) The notices of the Company shall be published, as a matter of principle, in the Amtsblatt (official gazette) of Wiener Zeitung.

(2) In cases where statutory provisions or regulations provide for or prescribe different forms of publication, general notices shall be made pursuant to such provisions or regulations.

II. Capital of the Company

Article 6 Share Capital

(1) The Company's share capital amounts to EUR 1,068,920,749.80 (one billion sixty-eight million nine hundred and twenty thousand seven hundred and forty-nine 80/100 euros). It is divided into 10,100 (ten thousand one hundred) registered no par value shares with voting rights and 147,021,640 (one hundred and forty-seven million twenty-one thousand six hundred and forty) no par value bearer shares with voting rights, whereby each no par value share participates in the share capital to the same extent.

(2) The registered shares shall be entered in the Company's share register listing the name, occupation and domicile of the respective holders. Any transfer of registered shares is subject to the Company's approval, which shall be granted by the Managing Board after prior approval has been obtained from the Supervisory Board pursuant to Article 15 para (3) item (a) of the Bye-laws. At the request of the holder, registered shares are to be converted into bearer shares. This shall not require the Company's consent.

(3) Shares issued for future increases in capital shall be either registered shares or bearer shares. In the event that a resolution to increase the Company's capital does not state what kind of shares are to be issued, such shares shall be bearer shares.

(4) The Managing Board shall determine the form and content of the share certificates, the dividend coupons and the renewal coupons. The same applies to interim certificates and other securities to be issued by the Company. To the extent permitted by law the securities issued by the Company may also be represented permanently by global certificates. The right to demand issuance of individual certificates is excluded.

(5) The Managing Board shall be authorised to increase the share capital through a resolution to be passed by 31 August 2003 and registration in the Business Register by 31 October 2003 by up to EUR 36,021,105.20 (thirty-six million twenty-one thousand one hundred and five 20/100 euros) through issuing up to 4,954,760 (four million nine hundred and fifty-four thousand seven hundred and sixty) no par value ordinary bearer shares by excluding the shareholders' pre-emptive right and to fix the issue price and the terms and conditions of the issue in agreement with the Supervisory Board.

Article 7 Voting Right

(1) The right to vote is exercised according to the number of no par value shares.

(2) Vote by proxy requires a written power of attorney/proxy, which is to be retained by the Company.

Article 8 Minority Right

When fixing the price of a mandatory offer the reduction of 15% as provided for in Section 26 para (1) Austrian Takeover Act [*Übernahmegesetz*] shall be excluded.

III. Constitution of the Company

Article 9 Executive Bodies of the Company

The executive bodies of the Company are:

the Managing Board,
the Supervisory Board,
the General Shareholders' Meeting.

Article 10 Personal Prerequisites for Members of the Managing Board and Members of the Supervisory Board

(1) Only persons who have come of age and are not incapacitated are eligible as members of the Managing Board and the Supervisory Board.

(2) The following are not eligible

(a) employees of the Company, with the exception of members of the Managing Board and the representatives of the employees delegated to the Supervisory Board pursuant to the provisions of the Labour Code [*Arbeitsverfassungsgesetz*],

(b) persons who are older than 65 years at the time of their appointment to the Managing Board or persons who are older than 75 years at the time of their election into the Supervisory Board,

(c) employees and members of the executive bodies of other Austrian banks with the exception of persons exercising this function by order of the Company; employees and members of the executive bodies of other Austrian banks and persons who hold more than 5% of the voting capital of other Austrian banks unless such other banks or such persons themselves hold at least 2% of the Company's voting capital,

(d) persons who are members of the immediate family of, or related by marriage to, a member of the Managing Board, the Supervisory Board or an employee of the Company, and the spouse of a member of the Managing Board or Supervisory Board,

(e) persons who are precluded from practising a business pursuant to Section 13 paras (1) to (6) of the 1994 Industrial Code [*Gewerbeordnung*].

(3) The reasons for precluding persons pursuant to para (2) item (d) are to be applied only to the members of the Managing Board and the elected members of the Supervisory Board.

(4) No person may simultaneously belong to the Managing Board and the Supervisory Board.

Article 11 Banking Secrecy and Trade Secrets

The members of the executive bodies and the other persons who attend the meetings of the executive bodies are pledged to observe the banking secrecy rules (Section 38 of the Banking Act) and the data secrecy rules (Section 15 of the Data Protection Act). They must not, without authority, use the information obtained by them in connection with confidential issues in the course of their activities or duties (trade secrets). These obligations continue to exist after a person has left the executive body.

Article 12 Managing Board

(1) The Managing Board shall be solely responsible for managing the Company as is deemed necessary for the welfare of the Company, whilst safeguarding the interests of the shareholders and the employees as well as the public interest. The Managing Board shall comprise 6, 7, 8, 9, 10, 11 or 12 members. The members of the Managing Board must fulfil the requirements pursuant to Section 5 para (1) items 6 to 11 and 13 of the Banking Act.

(2) The members of the Managing Board are appointed by the Supervisory Board. The Supervisory Board appoints a member of the Managing Board chairman of the Managing Board, and a member of the Managing Board deputy chairman of the Managing Board. The Supervisory Board is authorized to appoint members of the Managing Board for a maximum term of five years. A person may be appointed for more than one term. The Supervisory Board may revoke an appointment of a member of the Managing Board and of a chairman of the Managing Board and his deputy if it seems justified for important reasons.

(3) Resolutions are adopted by the Managing Board by simple majority. In the event of parity of votes the chairman shall exercise the casting vote. In the chairman's absence this will be done by the deputy chairman. An abstention shall not count as a vote that has been cast.

Section 13 Representation of the Company

(1) The Company shall be represented by two members of the Managing Board jointly, or by one member of the Managing Board together with a holder of joint power of *Procura*.

(2) Furthermore, the Company shall in each case be represented by two holders of joint power of *Procura* jointly who have been granted a power of attorney going beyond the statutory power of *Procura.*

(3) Subject to the commercial law-related restrictions the Company shall also be represented by two holders of joint power of *Procura* jointly.

(4) Individual powers of attorney for the entire business [*Handlungsvollmacht*] may only be granted to two individuals jointly.

Article 14 Supervisory Board

(1) The Supervisory Board shall consist of eleven members who are elected at the General Shareholders' Meeting and of six representatives of the employees delegated to the Supervisory Board pursuant to the provisions of the Labour Code.

(2) Following the General Shareholders' Meeting at which it was elected the Supervisory Board shall elect one of its members as chairman and another member as deputy chairman, respectively. The election shall be for a period corresponding to the term of office of a member of the Supervisory Board. In the event that no member of the Supervisory Board should receive an absolute majority, a second ballot shall take place between the two persons who received the largest number of votes. In the event of parity of votes in the second ballot, the decision will be taken by drawing lots.

(3) Unless the members of the Supervisory Board are elected for a shorter term, the term of office of the elected members of the Supervisory Board shall end at the end of the General Shareholders' Meeting which by resolution approves of the acts of the Supervisory Board in respect of the fourth business year following the election of the members of the Supervisory Board. Re-election is permissible.

(4) In addition, membership of the Supervisory Board is terminated by death, revocation of the appointment, resignation as member by way of a written statement to be addressed to the chairman of the Supervisory Board and for reasons of preclusion pursuant to Article 10 of the Bye-laws.

(5) In the event that an elected member of the Supervisory Board leaves the Board before his term of office has expired, the resulting vacant position shall be filled immediately, at the latest, however, at the next ordinary General Shareholders' Meeting. However, the election of the new member shall apply only for the remaining term of office of the member that left the Supervisory Board. If the office of the chairman of the Supervisory Board or of his deputy becomes vacant, an election shall be held at the next meeting of the Supervisory Board to fill the vacancy.

Article 15 Duties of the Supervisory Board

(1) The Supervisory Board shall monitor the management of the Company's business. In doing so it is required to exercise the duties assigned to it by law and by the Bye-laws.

(2) The duties of the Supervisory Board, in particular, include:

(a) appointment and revocation of the appointment of the members of the Managing Board, including the appointment of the chairman of the Managing Board and his deputy,

(b) conclusion of and amendments to employment contracts for members of the Managing Board. In exercising this function the Supervisory Board shall ensure that the total remuneration of the members of the Managing Board is appropriate with regard to the functions of the individual members and to the situation of the Company. This also applies analogously to pensions, pensions of surviving dependents and related benefits,

(c) resolutions on the internal rules for the Supervisory Board and its committees,

(d) resolutions on the internal rules for the Managing Board to be drawn up by the Managing Board, including allocation of responsibilities,

(e) resolutions on the discretionary powers in case of loans, especially with regard to the nature and upper limit of the same, giving due consideration to the statutory maximum amounts,

(f) examination of the audit reports of the auditing agency of the Savings Banks Auditing Association [*Sparkassenprüfungsverband*] and furnishing its comments thereon, examination of the annual financial statements, the director's report and the proposal for distribution of the profit, and acknowledgement of the group financial statements and the group director's report,

(g) approval of the audited annual financial statements unless the same is to be given by the General Shareholders' Meeting pursuant to the Joint-Stock Companies Act,

(h) asserting of claims for compensation vis-à-vis members of the Managing Board,

(i) representation of the Company in legal matters between members of the Managing Board and the Company and

(j) appointment of a credit committee (Article 17 of the Bye-laws).

(3) The Supervisory Board's approval is required for the following resolutions of the Managing Board:

(a) approval of the transfer of registered shares transfer of which is restricted pursuant to Article 6 para (2) of the Bye-laws,

(b) acquisition and disposal of holdings in companies, and acquisition and disposal of companies or businesses, if the equivalent value of the individual holding that is to be acquired or disposed of, or of the Company or business that is to be acquired or disposed of, exceeds an amount specified in the internal rules of the Supervisory Board, in any event, however, if the flow of capital exceeds 3‰ of the Company's applicable own funds (Section 23 of the Banking Act),

(c) closing down of companies or businesses,

(d) acquisition, disposal or encumbrance of real estate if the equivalent value of the individual property that is to be acquired or disposed of, or its total encumbrances, exceeds an amount specified in the internal rules of the Supervisory Board. No approval is required for the acquisition and the subsequent disposal of real estate with the object of collection of claims of the Company,

(e) opening and closing of branch offices,

(f) commencement and discontinuation of lines of business,

(g) any major investment of the Company or the group of banks (Section 30 of the Banking Act) pursuant to the Banking Act as well as conclusion of legal transactions according to Section 28 of the Banking Act, which, according to the internal rules, do not fall within the competence of the Credit Committee (Article 17 of the Bye-laws). The Supervisory Board shall be furnished at least one report every year on such major investments,

(h) issuance of securities pursuant to Section 1 para (1) items 9 and 10 of the Banking Act,

(i) acceptance of supplementary capital,

(j) taking up of loans or credits which, either individually or in the aggregate in one business year, exceed an amount to be determined in the internal rules for the Supervisory Board,

(k) resolution on the annual budget, especially with regard to administrative expenditures and investments for construction and operational purposes (investment plan),

(l) exceeding the annual budget, especially with regard to administrative expenditures and investments for construction and operational purposes, by more than 10%,

(m) resolutions on construction investments if the anticipated expense to be incurred in a particular case exceeds 2 ‰ of the Company's applicable own funds,

(n) granting of power of *Procura* and power of attorney going beyond the legal content of such power of *Procura* (Article 13 of the Bye-laws),

(o) determining the Company's general principles of business policy,

(p) determining the principles for granting of shares in the Company's profit or turnover, and for making pension commitments vis-à-vis the Company's executives [*leitende Angestellte*] within the meaning of Section 80 para (1) of the Joint-Stock Companies Act,

(p) giving up the savings banks business (Section 92 para (7) of the Banking Act),

(r) mergers.

(4) The Supervisory Board may adopt resolutions on an amendment to the Bye-laws insofar as they only affect the wording of the Bye-laws.

Article 16 Procedures of the Supervisory Board

(1) The Supervisory Board shall meet at least once every calendar quarter.

(2) The meetings of the Supervisory Board are convened by giving at least one week's advance notice in writing, which specifies the venue and time of the meeting and includes the agenda. Such notice shall be given by the chairman. If he is prevented from doing so, the meetings shall be convened by the deputy chairman. In urgent cases a meeting may be also convened by fax or electronic means (e-mail) on condition of explicit consent by the member concerned. A meeting must take place within three weeks upon having been convened.

(3) By stating the purpose and the reasons the Managing Board and any member of the Supervisory Board may demand in writing that the chairman or the deputy chairman, respectively, immediately convene a meeting of the Supervisory Board. In the event that such demand is not met, the person may himself convene a meeting of the Supervisory Board. Such a meeting must take place within two weeks upon having been convened.

(4) The Supervisory Board shall constitute a quorum if at least half the members of the Supervisory Board are present, and this must include the chairman or the deputy chairman. Two thirds of the members are required to be present in case of resolutions of assent in accordance with Article 15 para (3) item (b) with regard to the disposal of interests in banks in which Bank Austria Aktiengesellschaft held an interest of 100% as of July 22, 2000, item (r), if as a consequence thereof the Company ceases to exist as a company established under Austrian law and as an Austrian bank, or with companies which were not part of the group of banks of Bank Austria Aktiengesellschaft as of July 22, 2000 as well as until December 8, 2006 inclusive in case of resolutions on measures leading to the Company's discontinuation of the savings banks business.

(5) Resolutions of the Supervisory Board require simple majority of the votes cast. Abstentions shall not count as votes cast. In the event of parity of votes the chairman shall have the casting vote. In case of resolutions of assent in accordance with Article 15 Para (3) item (b) with regard to the disposal of interests in banks in which Bank Austria Aktiengesellschaft held an interest of 100% as of July 22, 2000, item (r), if thereby the Company ceases to exist as a company established under Austrian law and as an Austrian bank, or with companies which were not part of the group of banks of Bank Austria Aktiengesellschaft as of July 22, 2000 as well as until December 8, 2006 inclusive in case of resolutions on measures leading to the Company's discontinuation of the savings banks business, a majority of two thirds of the votes cast is required.

(6) The Supervisory Board shall conduct its deliberations and adopt its resolutions at meetings which are chaired by the chairman of the Supervisory Board. If he is prevented from doing so, the meeting shall be chaired by the deputy chairman. A resolution may be adopted by an inquiry that is circulated among members in writing if this is directed by the chairman for reasons of expediency and if no member objects to this mode of voting. If the chairman is prevented from doing so, the same procedure may be directed by the deputy chairman. The provisions of para (5) shall apply to a vote in writing accordingly. Representation pursuant to para (10) is not permissible for an inquiry circulated to members in writing.

(7) A resolution shall be adopted by secret ballot if any member of the Supervisory Board makes a request to this effect, provided this request is approved of by a majority of two thirds of the votes cast.

(8) Minutes must be kept of every meeting of the Supervisory Board and signed by the person chairing the meeting. Such minutes must, in particular, contain the day and venue, the participants present at the meeting and the results of the votings.

(9) The members of the Managing Board shall, in principle, attend the meetings of the Supervisory Board. They may be excluded from attending a Supervisory Board meeting especially if the issues discussed are those of Article 15 para (2) items (a) and (b) of the Bye-laws. The bank auditors shall, as experts who are able to provide important information, attend the deliberations regarding the annual financial statements. Experts and other persons who are able to provide information may be invited to attend a meeting for the purpose of advising the Supervisory Board.

(10) Members of the Supervisory Board may not request that their duty be performed by others. A member of the Supervisory Board may, however, ask another member in writing to represent him at a meeting. The member who is being represented in this way shall not be included when it is determined whether that meeting constitutes a quorum. The right to chair a meeting may not be transferred.

Article 17 Credit Committee

(1) The Supervisory Board shall appoint a credit committee from amongst its members. The credit committee's approval is required for any major investment of the Company or the group of banks (Section 30 of the Banking Act) according to the Banking Act which reaches 10 % of the Company's applicable own funds (Section 23 of the Banking Act) or of the consolidated applicable own funds of the group (Section 24 of the Banking Act), respectively. Reports thereon must be submitted to the credit committee at least once every year.

(2) The credit committee shall consist of three to five elected members as well as of two or three representatives of the employees delegated pursuant to the provisions of the Labour Code.

(3) The members of the Managing Board shall, in principle, attend the meetings of the credit committee.

(4) The more detailed provisions on the convening of the committee, quorum, adopting of resolutions, minutes and other persons who may attend a meeting are regulated by the internal rules for the credit committee.

Article 18 Declarations of Intent of the Supervisory Board

The Supervisory Board shall be represented vis-à-vis third parties by the chairman. If he is prevented from doing so, it shall be represented by the deputy chairman.

Article 19 Remuneration of the Members of the Supervisory Board

(1) The members of the Supervisory Board are entitled to reimbursement of cash expenses. With the exception of the representatives of the employees delegated pursuant to the provisions of the Labour Code they are also entitled to remuneration. Such remuneration shall be in the form of an attendance fee for each meeting and an annual expense allowance. The amount of the remuneration will be determined by a resolution of the General Shareholders' Meeting.

(2) The amount of the remuneration of the members of the Supervisory Board shall be commensurate with the functions performed by the members and the situation of the Company.

Article 20 General Shareholders' Meeting

(1) The General Shareholders' Meeting is convened by the Managing Board. The Supervisory Board convenes the General Shareholders' Meeting in those cases provided for by law.

(2) The notice, which shall include the agenda, must be published at least twenty-five days prior to the day on which the Meeting is to take place, with due regard to the provisions of Paras (5) and (6).

(3) The General Shareholders' Meeting shall be held at the Company's registered office.

(4) Whilst every shareholder is entitled to attend the General Shareholders' Meeting, holders of registered shares can only attend the Meeting if they are registered in the share register of the Company as shareholders. Holders of registered shares are not required to deposit their shares before the Meeting.

(5) To be eligible to attend a General Shareholders' Meeting, holders of bearer shares are required to deposit their shares with the Company, an Austrian notary public, at the head office of an Austrian bank, or at any other bank designated in the notice convening the General Shareholders' Meeting, within the period stated in the following paragraph, during business hours, and until the end of the Meeting.

(6) Shares must be deposited in time so that there are at least three working days between the day the shares are deposited and the day on which the General Shareholders' Meeting is held. At least twenty-one days shall be available to a shareholder from the day on which the General Shareholders' Meeting is convened during which to deposit his shares. This must not include the day on which the date of the Meeting is announced. If the last day of this period is a Sunday or a public holiday, then the next working day must also be available to the shareholder for depositing his shares. In accordance with these provisions, all Saturdays, Good Friday and December 24 shall be considered holidays and not working days.

(7) Shares shall be deemed to have been properly deposited if, with the approval of a depositary appointed by the Company, they are held on its behalf in a blocked security deposit with other banks until the end of the General Shareholders' Meeting.

(8) The depositaries shall submit the deposit receipt in respect of the deposited shares not later than one day after the expiry of the deposit period to the Company.

(9) If share certificates (interim certificates) have not been issued, it shall be made known, when the notice convening the General Shareholders' Meeting is sent out, on what conditions these shareholders will be admitted to the General Shareholders' Meeting.

(10) The General Shareholders' Meeting shall be chaired by the chairman of the Supervisory Board. If he is prevented from doing so, it shall be chaired by his deputy. If none of

them appears or is prepared to chair the Meeting, then the notary public called upon to certify the official documents shall arrange for the General Shareholders' Meeting to elect a chairman.

(11) If no majority is reached after the first vote, then there shall be a runoff between the two candidates with the most votes. In the event of parity of votes, the chairman shall have the casting vote.

(12) The chairman may modify the agenda and determine the type and mode of voting and the manner in which it will take place.

(13) Unless otherwise required by law, the General Shareholders' Meeting shall adopt a resolution by simple majority of the votes, and in cases where a majority of the capital is required, by simple majority of the share capital represented when the resolution is adopted. All registered shares transfer of which is restricted must be represented in case of resolutions pursuant to Section 146 para (1) Joint-Stock Companies Act with regard to amendments to or modifications of Article 14 para (1) of the Bye-laws, according to which the Supervisory Board consists of an odd number of members to be elected by the General Shareholders' Meeting, Article 16 paras (4) and (5) in conjunction with Article 15 para (3) items (b) and (g) and this paragraph in case of resolutions pursuant to Section 2 para (1) Mergers and Reorganisations Act [*Umwandlungsgesetz*], Sections 8 and 17 Spin-off Statute [*Spaltungsgesetz*], as well as Section 221 paras (2) and (3) Joint-Stock Companies Act if as a consequence thereof the Company ceases to exist as a company established under Austrian law and as an Austrian bank and, in addition, in case of resolutions pursuant to Section 221 paras (2) and (3) Joint-Stock Companies Act with companies which were not part of the group of banks of Bank Austria Aktiengesellschaft as of July 22, 2000. In case of resolutions pursuant to Section 233 para (1) and Section 234 para (2) Joint-Stock Companies Act the same provisions as in case of resolutions pursuant to Section 221 paras (2) and (3) Joint-Stock Companies Act shall apply.

IV. Annual Financial Statements and Distribution of Profit

Article 21 Fiscal Year

The fiscal year of the Company is the calendar year.

Article 22 Preparation of the Annual Financial Statements and Distribution of Profit

(1) The Managing Board shall, within the statutory period, prepare the annual financial statements (together with notes to the financial statements) together with a director's report for the previous fiscal year and the group financial statements (together with notes to the financial statements) and the group director's report. After they have been audited by the auditing agency of the Savings Banks Auditing Association, the financial

statements shall be submitted to the Supervisory Board by the Managing Board together with a proposal for the distribution of profit.

(2) The General Shareholders' Meeting shall meet not later than on 31 August of each year and adopt a resolution approving the acts of the Managing Board and the Supervisory Board, on the distribution of the profit, and, if required by law, on the adoption of the annual financial statements (Ordinary General Shareholders' Meeting).

(3) The dividends payable to shareholders shall be distributed in proportion to the contributions made in respect of the share in the share capital; contributions made in the course of a fiscal year shall be considered in proportion to the time that has elapsed since they were made unless on the occasion of adopting the resolution on the increase in the share capital no other kind of profit distribution is determined.

(4) Unless otherwise resolved by the General Shareholders' Meeting, the dividend payments shall be due for payment ten days after the Meeting was held.

(5) Dividends of shareholders which are not claimed within three years shall be forfeited and allocated to the Company's reserves.

V. Specific Provisions on the Issuance of Partially Funded Bonds

Article 23 Cover Fund

(1) The following may serve as cover fund for preferential cover (funding) of partially funded bonds:

   (a) claims of the Company vis-à-vis the Republic of Austria,

   (b) claims of the Company vis-à-vis Austrian and foreign companies (including banks) to the extent such claims are guaranteed by the Republic of Austria,

   (c) trust securities,

   (d) cash.

(2) The total of the bonds to be issued shall never exceed the amount of the covering assets brought into the cover fund.

(3) These covering assets shall serve as security in respect of claims arising from the bonds.

Article 24 Examination of Compliance with Cover Requirements

A representative of the federal government shall be appointed to review the Company's compliance with its obligation pursuant to Article 23 of the Bye-laws. The Company may dispose of the covering assets only with the approval of the representative of the federal government.

Article 25 Management of the Cover Fund

(1) A separate register shall be kept on all covering assets (cover fund register). If these are represented by securities or bank notes and coins, then these covering assets shall be kept in safe custody separate from the other assets of the Company, with the representative of the federal government holding one of the keys to the deposit box in which these covering assets are kept. In case of claims against debtors the Company shall be obliged to notify the debtor that the claim against him serves as a covering asset.

(2) Creditors in respect of funded bonds shall, by way of preferential treatment, be satisfied out of the above-mentioned covering assets pursuant to Section 2 of the Law of December 27, 1905, Imperial Gazette No. 213, or within the meaning of Section 2 of the Law of April 24, 1874, Imperial Gazette No. 48, respectively.

(3) The cover fund and transactions involving funded bonds shall be shown separately in the Company's annual financial statements.

VI. Special Provisions on the Issue of Mortgage Bonds and Public Sector Mortgage Bonds

Article 26 Mortgage Bonds and Public Sector Mortgage Bonds

(1) Mortgage bonds and public sector mortgage bonds (municipal bonds, municipal debentures, or municipal obligations) issued by the Company must be covered as provided by law. They may be denominated in Austrian Schillings/Euro or in foreign currencies.

(2) Mortgage bonds and public sector mortgage bonds are, as a rule, bearer instruments. They become redeemable at maturity, or according to a redemption schedule after giving public notice of the drawing of the mortgage bonds for redemption. The Company may undertake early repayment by calling in the bonds, either in whole in part, or by repurchase. The holders of mortgage bonds do not have the right to present the bonds for early redemption.

(3) Mortgage bonds and public sector mortgage bonds must specify the following:

(a) amount of capital,

(b) rate of interest,

(c) provisions on the due date of interest and of capital,

(d) assurance of repayment of capital at maturity,

(e) date of issue,

(f) provisions governing the legal relationship between the bank and holders

(g) legally binding signature, which may be in facsimile form.

(4) Mortgage bonds and public sector mortgage bonds must include confirmation given by the trustee that the legally required amount of cover is held and recorded in the cover fund register. The signature of the trustee may be in facsimile form.

(5) Mortgage bonds and public sector mortgage bonds must have interest coupon sheets, which, if required, are also to include renewal coupons.

(6) Issues pursuant to Section 1 para (1) items 9 and 10 of the Banking Act may also be in the form of global certificates.

Article 27 Loans and Credits from New Issue Funds (Covering Loans)

(1) Loans and credits from new issue funds may be granted:

(a) against mortgaged collateral in the form of real estate or building rights;

(b) without the provision of mortgaged collateral,

1. to local government authorities [*Gebietskörperschaften*] and other legal entities according to public law if they are entitled to levy fees or contributions,
2. to other legal entities according to public law if they are sufficiently funded by the legal entities specified under 1,
3. to natural persons or legal entities against assumption of liability or commitment to pay by a legal entity as specified under 1, or against deposit of securities covered by a payment or guaranty commitment of such legal entities,
4. to natural persons or legal entities against recognized assignment of claims vis-à-vis the legal entities specified in 1 and 2 above which may not be set off.

The geographical area of application of item (a) and item (b) shall depend on the statutory provisions applicable from time to time.

(2) Covering loans granted against mortgaged collateral may not, taking into account existing encumbrances, if any, exceed three fifths of the value of the collateral.

(3) The relevant statutory regulations apply to building rights provided as collateral.

(4) Granting of loans or credits has the same status as the acquisition of such a claim by means of assignment, redemption, or pledging.

(5) The following shall be unsuitable as collateral for a covering loan:

(a) real estate excluded from attachment,

(b) public property, real estate not registered and buildings as defined by Section 435 of the Civil Code,

(c) mines and stone quarries,

(d) real estate the unsalability of which is manifest in advance.

VII. Contributions in Kind and Final Provisions

Article 28 Contributions in Kind

(1) With respect to a partial amount of EUR 683,361,098 (six hundred and eighty-three million three hundred and sixty-one thousand and ninety-eight euros) the share capital has been provided by means of contributions in kind pursuant to the provisions of the agreement on a contribution in kind dated September 4, 2000. The contribution in kind consists of 699,990 (six hundred and ninety-nine thousand nine hundred and ninety) ordinary bearer shares in Creditanstalt AG, having its registered office at Vienna, which will be contributed to the Company as a contribution in kind by the contributor Bank Austria Aktiengesellschaft, having its registered office at Vienna, as of the effective date December 31, 1999, in consideration of which the contributor will receive 93,997,400 new no par value bearer shares.

(2) With respect to a partial amount of EUR 145,346,202 (one hundred and forty-five million three hundred and forty-six thousand two hundred and two euros) the share capital serves the purpose of implementing the merger of Bank Austria Creditanstalt International AG, having its registered office at Vienna, as transferring company, with Sparkasse Stockerau Aktiengesellschaft (now Bank Austria Creditanstalt AG), having its registered office at Vienna, as absorbing company pursuant to Section 219 et seq. Joint-Stock Companies Act. The entire assets of Bank Austria Creditanstalt

International AG were transferred with all rights and duties by excluding winding-up to Bank Austria Aktiengesellschaft with effectiveness upon expiration of December 31, 1999, which as compensation for the transfer of assets grants 19,992,600 new no par value bearer shares to the shareholders of Bank Austria Creditanstalt International AG based on the conversion rate stated in the merger agreement dated September 4, 2000.

Database

03 DEC 30 AM 7:21


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DGAP-Ad hoc: BA-CA AG <AT0000995006> english

Bank Austria Creditanstalt's results for the first six months of 2003

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

Bank Austria Creditanstalt's results for the first six months of 2003

Bank Austria Creditanstalt's results significantly exceed the previous year's level
- Net income after taxes up by 47% to EUR 202 million
- Operating profit up by 64% to EUR 315 million
- CEE business segment accounts for 30% of Bank Austria Creditanstalt's net income before taxes

	1-6/03	1-6/02	in %
Net interest income	1,059	1,183	-10.5%
Losses on loans and advances	-229	-320	-28.4%
Net interest income after losses on loans and advances	830	863	-3.9%
Net fee and commission income	543	556	-2.2%
Net trading result	187	55	238.6%
General administrative expenses	-1,240	-1,276	-2.8%
Balance of other operating income and expenses	-4	-5	-23.0%
Operating profit	315	192	63.8%
Net income from investments	19	41	-52.7%
Amortisation of goodwill	-32	-31	2.2%
Balance of other income and expenses	-1	-1	4.8%
Net income before taxes	301	201	50.1%
Net income after taxes and minority interests	202	137	47.2%

Enquiries: Investor Relations +43 (0) 50505 58853
IR@ba-ca.com
http://ir.ba-ca.com

end of ad-hoc-announcement (c)DGAP 31.07.2003

WKN: 099500; ISIN: AT0000995006; Index: ATX
Listed: Amtlicher Handel in Wien

310844 Jul 03



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DGAP-Ad hoc: BA-CA AG <AT0000995006> english

Bank Austria Creditanstalt reduces its stakes in insurances

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

Bank Austria Creditanstalt (BA-CA) is reducing its stakes in CA Versicherung AG and Union Versicherungs-Aktiengesellschaft (UNION) to 10 per cent each.

CA Versicherung AG is currently held by Wiener Städtische Allgemeine Versicherung AG (WSV) and BA-CA in equal portions of 50 per cent each. WSV will acquire from BA-CA a 40 per cent stake in CA Versicherung AG and thus hold a total of 90 per cent in the company.

UNION is currently held in equal portions of 33.3 per cent each by BA-CA, WSV and ERGO International Aktiengesellschaft (ERGO-Versicherung). Under a syndicate agreement ERGO-Versicherung has a right of first refusal in respect of 50 per cent of BA-CA's shareholding offered for sale. If ERGO-Versicherung exercises its option, WSV will acquire from BA-CA an 11.65 per cent stake in UNION, otherwise all of BA-CA's 23.3 per cent shareholding on sale.

By selling part of its shareholdings in the two insurance companies BA-CA continues its strategy of systematically shifting the focus on its core activities. However, BA-CA will retain a stake of 10 per cent in each of them in order to ensure continuity in the sales cooperations.

Subject to the approval of the antitrust authorities, the closing of the transactions will probably take place in the fourth quarter of 2003. BA-CA will realise a book profit of approx. EUR 75 million on the transactions, part of which will be allocated to a restructuring provision for one-off expenses to press ahead with the further cost-cutting programme.

end of ad-hoc-announcement (c)DGAP 15.10.2003

WKN: 099500; ISIN: AT0000995006; Index: ATX
Listed: Amtlicher Handel in Wien

151251 Okt 03

Ad-hoc-News


WK 435,5
UN3 275,0
OS 125,0
RN3 678,5

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DGAP-Ad hoc: BA-CA AG <AT0000995006> english

Bank Austria Creditanstalt's results for the first nine months of 2003

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

Bank Austria Creditanstalt's results for the first nine months of 2003

Bank Austria Creditanstalt's profits up by 57 per cent
- Net income after taxes up from EUR 199 million to EUR 312 million
- Strong capital base after IPO: Tier 1 capital ratio of 7.7 per cent
- ROE significantly higher despite capital increase
- New target: ROE after taxes is to rise to over 13% by 2006
- Further significant cost reductions planned in Austria

in EUR m	1-9/03	1-9/02	in %	Q3/03
Net interest income	1,610	1,762	-8.6%	551
Losses on loans and advances	-356	-463	-23.0%	-127
Net interest income after losses on loans and advances	1,254	1,299	-3.5%	424
Net fee and commission income	839	818	+2.5%	296
Net trading result	217	102	+113.2%	31
General administrative expenses	-1,838	-1,892	-2.9%	-598
Balance of other operating income and expenses	9	-15		14
Operating profit	482	312	+54.5%	166
Net income from investments	26	42	-39.2%	6
Amortisation of goodwill	-48	-47	+1.5%	-16
Balance of other income and expenses	-2	-3	-24.0%	-1
Net income before taxes	457	304	+50.3%	156
Net income after taxes and minority interests	312	199	+56.5%	110

	1-9/03	1-9/02
ROE before taxes	12.5%	10.6%
ROE after taxes	8.5%	5.6%
Cost/income ratio	68.7%	71.0%
Risk/earnings ratio	22.1%	26.3%

Enquiries: Investor Relations +43 (0) 50505 58853
IR@ba-ca.com
http://ir.ba-ca.com

end of ad-hoc-announcement (c)DGAP 29.10.2003

WKN: 099500; ISIN: AT0000995006; Index: ATX
Listed: Amtlicher Handel in Wien

290830 Okt 03

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Bank Austria Creditanstalt AG

Notice

pursuant to Section 10 (2) of the Austrian Capital Markets Act (§ 10 Abs. 2 KMG) and pursuant to Section 78 of the Austrian Stock Exchange Act (§ 78 BörseG)

On 20 June 2003 a prospectus for the initial public offering of ordinary no-par value bearer shares of Bank Austria Creditanstalt AG prepared in compliance with the provisions of the Austrian Capital Markets Act will be deposited with Oesterreichische Kontrollbank AG as registration office.

Wiener Börse AG, by its decision dated 18 June 2003, admitted up to 151,976,400 ordinary no-par value bearer shares of Bank Austria Creditanstalt AG to listing on the Official Market of the Vienna Stock Exchange.

The prospectus is available for inspection in the form of a brochure at the Company's Head Offices at Am Hof 2, A-1010 Vienna, and Vordere Zollamtsstrasse 13, A-1030 Vienna, during business hours and can be obtained there free of charge.

Vienna, 18 June 2003 128451

Bank Austria Creditanstalt AG

================

Published in "Amtsblatt zur Wiener Zeitung" at June 20/21, 2003

Bank Austria Creditanstalt AG

Notice

pursuant to Section 10 (2) of the Austrian Capital Markets Act (§ 10 Abs. 2 KMG) and pursuant to Section 79 of the Austrian Stock Exchange Act (§ 79 BörseG)

On 20 June 2003 a prospectus for the initial public offering of ordinary no-par value bearer shares of Bank Austria Creditanstalt AG prepared in compliance with the provisions of the Austrian Capital Markets Act was deposited with Oesterreichische Kontrollbank AG as registration office. An amendment to the prospectus will be deposited with Oesterreichische Kontrollbank AG as registration office on 8 July 2003.

Wiener Börse AG, by its decision dated 18 June 2003, admitted up to 151,976,400 ordinary no-par value bearer shares of Bank Austria Creditanstalt AG to listing on the Official Market of the Vienna Stock Exchange. Trading in the shares will commence on 9 July 2003.

The prospectus and the amendment to the prospectus dated 8 July 2003 are available for inspection in the form of brochures at the Company's Head Offices at Am Hof 2, A-1010 Vienna, and Vordere Zollamtsstrasse 13, A-1030 Vienna, during business hours and can be obtained there free of charge.

Vienna, 7 July 2003 130087

Bank Austria Creditanstalt AG

====================

Published in "Amtsblatt zur Wiener Zeitung" at July 8, 2003

Bank Austria
Creditanstalt

A Member of HVB Group

Financial calender for 2004

26 Feb 2004	Preliminary results for 2003
19 March 2004	Financial statements for 2003
29 April 2004	Results for the first three months of 2004
19 May 2004	Annual General Meeting of Bank Austria Creditanstalt AG Vienna
25 May 2004	Ex-dividend date
28 May 2004	Dividend payment date
05 Aug 2004	Results for the first six months of 2004
04 Nov 2004	Results for the first nine months of 2004

Bank Austria Creditanstalt

Press Releases of Bank Austria Creditanstalt January 2002 - 18 December 2003

Date	Title	Number of pages
28 Februar 2002	Bank Austria Creditanstalt Group signs agreement to buy Splitska Banka	2
25 März 2002	Results for 2001: Bank Austria Creditanstalt Group results match previous year´s level	15
24 April 2002	Bank Austria Creditanstalt Group buys Croatian Splitska Banka	2
22 Mai 2002	Bank Austria Creditanstalt Group on track in a difficult environment	6
11 Juni 2002	Bank Austria Creditanstalt Group will appeal against EU decision	4
28 Juni 2002	Bank Austria Creditanstalt Group will acquire Bulgaria´s Biochim bank	1
25 Juli 2002	Bank Austria Creditanstalt starts	9
26 Juli 2002	Bank Austria Creditanstalt Group buys Biochim	1
12 September 2002	Bank Austria Creditanstalt opens subsidiary in Bosnia and Herzegovina	2
07 Oktober 2002	Bank Austria Creditanstalt finalises acquisition of Biochim	1
07 Oktober 2002	Bank Austria Creditanstalt signs cooperation agreement with National City Bank	2
23 Oktober 2002	Results for the first nine months of 2002: Bank Austria Creditanstalt has made a good start	9
30 Dezember 2002	Biochim and HVB Bulgaria merge to form the fourth-largest bank in Bulgaria	2
19 Februar 2003	Bank Austria Creditanstalt benefits from successful integration	3
10 März 2003	Bank Austria Creditanstalt opens representative office in Macedonia	1
18 März 2003	Changes in the Managing Board and Supervisory Board of Bank Austria Creditanstalt	2
28 März 2003	Bank Austria Creditanstalt strenghtens its capital base through IPO for expansion in CEE	14
13 Mai 2003	BA-CA results for first quarter of 2003	40
23 Juni 2003	Book*building for BA-CA IPO starts today*	3
08 Juli 2003	BA-CA IPO share price set at Euro 29	2
31 Juli 2003	Bank Austria Creditanstalt´s results significantly exceed the previous year´s level	13
01 August 2003	Bank Austria Creditanstalt strongly expands its Croatian branch network	2

Press Releases of Bank Austria Creditanstalt January 2002 - 18 December 2003

Date	Title	Number of pages
04 August 2003	Successful first six months for Bank Austria Creditanstalt´s banking subsidiary in Poland	2
11 August 2003	Bank Austria Creditanstalt seeks listing on the Warsaw Stock Exchange as soon as possible	2
30 September 2003	Bank Austria Creditanstalt Shares registered in Public Trading	1
01 October 03	Fortis Lease Group acquires BA/CA Asset Finance Ltd., a UK subsidiary of Bank Austria Creditanstalt AG	2
07 October 03	Bank Austria Creditanstalt is new owner of Central Profit Banka	1
15 October 03	BA-CA sells stakes in UNION and CA Versicherung AG to Wiener Städtische	1
29 October 03	Results for the first nine months of 2003: Bank Austria Creditanstalt´s profits up by 57 per cent	14
03 December 03	Bank Austria Creditanstalt acquires remaining shares in BPH PBK	1
15 December 03	Stefan Ermisch joins Bank Austria Creditanstalt's Managing Board on 1 January 2004	1

HVB Group

Bank Austria Creditanstalt

p r e s s r e l e a s e

Split, 28 February 2002

Bank Austria Creditanstalt Group signs agreement to buy Splitska Banka

- **Splitska Banka is Croatia's third-largest bank, with a market share of 7 per cent**
- **Integration between Splitska Banka and HVB~Croatia is planned**
- **Customer structure highly complementary**

Yesterday afternoon the Bank Austria Creditanstalt Group (BA/CA) signed an agreement to acquire a majority interest in Splitska Banka, a Croatian bank, in Split. The sellers of the shares are the Croatian privatisation agency DAB (25 per cent) and Unicredito, an Italian bank (62.6 per cent). The purchase is conditional upon completion of Unicredito's acquisition of a majority stake in Zagrebacka Banka. Both transactions are planned to take place in the first quarter of 2002. "With the purchase of Splitska Banka we will significantly improve our market position in Croatia. We have thus made an important step forward in our strategy of expansion in South-East Europe," says Erich Hampel, a member of Bank Austria's Managing Board. The Bank Austria Creditanstalt Group is responsible within the HVB Group for the markets in Central and Eastern Europe.

Splitska Banka has total assets of about EUR 1.3 billion and a market share of seven per cent, making it the third-largest Croatian financial institution. It is a universal bank serving corporate and retail customers. The bank has about 1,000 employees in some 70 branches, most of which are located in the Dalmatian region. Established in 1965, Splitska Banka has been restructured over the past two years. According to preliminary figures for 2001, the bank's net income was EUR 20.8 million before taxes. The ROE was an excellent 26 per cent. "Splitska Banka will now become part of the third-largest banking group in Europe. This is a historic moment for us," says Tomo Bolotin, Splitska Banka's Chief Executive Officer.

Customer structure highly complementary

The Bank Austria Creditanstalt Group has been active in Croatia through a banking subsidiary since 1997. HVB~Croatia is a universal bank with a focus on international and local export-oriented corporate customers and high-net-worth individuals. The bank has about 160 employees and operates five branches in Zagreb, Dubrovnik, Split, Zadar and Rijeka. In 2001, the bank's net income before taxes was over EUR 11 million. The ROE reached 24.5 per cent. This makes HVB~Croatia one of the country's most profitable banks. " HVB~Croatia and Splitska Banka are highly complementary to each other," says Goran Gazivoda, Chairman of the Management Board of HVB~Croatia.

The Bank Austria Creditanstalt Group is a member of the HVB Group. With total assets of over EUR 716 billion, the HVB Group is one of the largest banking groups in Europe. It has about 70,000 employees, who serve about 8 million customers at some 2,400 offices. As part of the HVB Group, Bank Austria Creditanstalt is responsible for Austria and the markets in Central and Eastern Europe, where it has pursued a targeted strategy of expansion since the 1990s. The Bank Austria Creditanstalt Group is by far the largest banking group in Austria, with total assets of about EUR 165 billion. It operates the largest supra-national network in Central and Eastern Europe, comprising 750 branches in 15 countries. Added to this are the offices of CA IB and Bank Austria Creditanstalt Leasing, which are also active in almost all countries in the region. Euromoney, the British financial magazine, named the Bank Austria Creditanstalt Group "Best Bank in Emerging Europe" in 2001.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Peter N. Thier, tel. +43 1 71191 57126
e-mail: peter.thier@bankaustria.com

press release

Vienna, 25 March 2002

Results for 2001:

Bank Austria Creditanstalt Group results match previous year's level

- **Net income after taxes reaches EUR 483 million, matching the previous year's level**
- **Operating profit up by 11.7 per cent**
- **Integration of Bank Austria Creditanstalt Group into HVB Group completed**

In the 2001 financial year, the results achieved by the Bank Austria Creditanstalt Group matched the previous year's level despite the extremely difficult operating environment. Net income after taxes was EUR 483 million, very close to the figure for the previous year (2000: EUR 500 million). The Group's operational profitability improved significantly: operating profit rose by 11.7 per cent to EUR 552 million (2000: EUR 494 million). Bank Austria's Chief Executive Officer Gerhard Randa: "In view of the difficult environment, these are acceptable results. But there is no reason for us to lean back and be satisfied. We must continue our efforts and consistently reinforce the progress we have made in the operating performance. Personally I am far from being satisfied."

The integration of the Bank Austria Creditanstalt Group into the HVB Group has been completed. Together with the legal merger of Bank Austria and Creditanstalt, which is planned for summer this year, this integration will lead to significantly larger cost reductions than originally planned. The entire synergy package in the HVB Group now comprises annual cost savings of EUR 625 million (originally planned: EUR 495 million). Moreover, one-off costs associated with the integraton process will be considerably lower than originally planned: such costs were reduced from EUR 350 million to EUR 308 million. "These one-off costs are lower than one half of annual cost savings – this is an excellent ratio", says Bank Austria's CEO Gerhard Randa. "The projects are on track, the Group will deliver the planned synergies."

The Bank Austria Creditanstalt Group is responsible within the HVB Group for the markets in Austria and Central and Eastern Europe (CEE). The bank is very well positioned for further expansion in its core markets. Backed by the know-how and financial strength of the HVB Group, the Bank Austria Creditanstalt Group is planning to further expand its market position with a clear focus on profitability. In Austria, where the Bank Austria Creditanstalt Group is the clear market leader, the Group aims to achieve growth in defined target segments and in regions outside the Vienna area.

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066
Address: P.O.Box 22000, A-1011 Vienna

Inquiries: +43 (1) 711 91 - 57011
Fax: +43 (1) 711 91 - 56149
e-mail: pr@bankaustria.com

In Central and Eastern Europe the HVB Group together with the Bank Austria Creditanstalt Group aims to increase business volume from currently EUR 26 billion to EUR 40 billion by the year 2005. The Group makes available to its customers the leading international banking network in the region, with 800 offices in 15 countries. The Group is planning to strongly expand this network.

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066
Address: P.O.Box 22000, A-1011 Vienna

Inquiries: +43 (1) 711 91 - 57011
Fax: +43 (1) 711 91 - 56149
e-mail: pr@bankaustria.com

Financial statements of Bank Austria Creditanstalt Group for 2001

The group of consolidated companies of the Bank Austria Creditanstalt Group has changed considerably as a result of transfers of international subsidiaries and equity interests – the Bank Austria Creditanstalt Group has taken over HypoVereinsbank's subsidiaries in Central and Eastern Europe, and transferred to HVB its interests in companies in Western Europe and overseas. A comparison of results for 2001 with the previous year's figures is not meaningful because the 2000 data are based on the old Group structure. Therefore we use pro-forma figures for the Bank Austria Creditanstalt Group in its new structure as comparative figures for 2000. On this basis, a fair comparison can be made.

Strong operating performance

In 2001, the Bank Austria Creditanstalt Group's net interest income rose by 9.3 per cent to EUR 2,672 million (2000: EUR 2,445 million). The net charge for losses on loans and advances was EUR 703 million, 9.7 per cent higher than the pro-forma figure for the previous year (2000: EUR 641 million). Nevertheless, as a result of a favourable income trend, net interest income after losses on loans and advances increased by a satisfactory 9.2 per cent to EUR 1,969 million (2000: EUR 1,804 million). Despite the difficult environment in the securities business, net fee and commission income declined only slightly, by 3 per cent to EUR 1,061 million (2000: EUR 1,093 million). The net trading result rose by 10.4 per cent to EUR 261 million (2000: EUR 236 million), reflecting a very good performance.

General administrative expenses rose by 6.8 per cent to EUR 2,773 million (2000: EUR 2,596 million). Within this total amount, one-off integration costs in connection with structural changes in the Bank Austria Creditanstalt Group accounted for EUR 79 million. Moreover, in 2001, the Bank Austria Creditanstalt Group invested heavily in the expansion of its CEE network. In Austria, tight cost management kept general administrative expenses at a stable level. The balance of other operating income and expenses is shown as net income of EUR 34 million, after net expenses of EUR 43 million in the previous year.

Outperforming the Austrian banking industry

Operating profit reached EUR 552 million, an increase of 11.7 per cent compared with the previous year (2000: EUR 494 million). This means that the Bank Austria Creditanstalt Group's operating performance was significantly better than the average for the Austrian banking sector, which – according to data published by the Austrian National Bank – recorded an insignificant increase of only 1.3 per cent in

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066
Address: P.O.Box 22000, A-1011 Vienna

Inquiries: +43 (1) 711 91 - 57011
Fax: +43 (1) 711 91 - 56149
e-mail: pr@bankaustria.com

operating profit in 2001. Bank Austria's CEO Gerhard Randa: "Our performance compares very favourably with that of our competitors. In a difficult year, we achieved a strong increase in operating profit. This shows that the sustainable earning power of the new Bank Austria Creditanstalt is very strong."

Non-recurrent income in 2001 was significantly lower than in the previous year: net income from investments totalled EUR 187 million, down by 50.3 per cent on the previous year's figure (2000: EUR 376 million). The figure for 2000 included the sale of equity interests in industrial companies. In 2001, a significant contribution to net income from investments came from the disposal of Creditanstalt's equity interests in three Austrian regional banks. With this transaction, the Bank Austria Creditanstalt Group realised undisclosed reserves in the net amount of EUR 103 million. Amortisation of goodwill rose by 22.5 per cent to EUR 73 million in 2001 (2000: EUR 60 million). The balance of other income and expenses, shown as net expenses of EUR 10 million, was unchanged. Thus net income before taxes was EUR 655 million. This figure was 18.1 per cent lower than the previous year's level of EUR 800 million, which had resulted from large sales proceeds.

After deduction of income taxes, and adjusted for minority interests, the Bank Austria Creditanstalt Group's net income was EUR 483 million, a slight decline of 3.3 per cent compared with the previous year (2000: EUR 500 million). Key profitability indicators show the favourable development of the Bank Austria Creditanstalt Group: the cost/income ratio improved to 68.8 per cent (2000: 69.6 per cent). The return on equity after taxes reached 10.2 per cent (2000: 11 per cent). This is a remarkable level, all the more so as the Tier 1 capital ratio rose from 6.1 per cent to 7.8 per cent.

In 2001, staff numbers in the Bank Austria Creditanstalt Group rose to 33,827. All of this increase is due to changes in the Group structure – in particular, the initial consolidation of the new Polish banking subsidiary. In 2000, the Group in its old structure had 27,873 employees.

Bank Austria Creditanstalt Group – 2001 balance sheet

In the past year the Bank Austria Creditanstalt Group pursued a strategy of moderate growth with a clear focus on profitability. Compared with the pro-forma figure for the previous year, total assets increased by 3 per cent to EUR 159.6 billion (2000: EUR 155 billion). The Bank Austria Creditanstalt Group continues to be by far the largest bank in Austria.

On the assets side of the balance sheet, the increase resulted from the following items: loans and advances to, and placements with, banks increased slightly, by 1.6 per cent to EUR 42.6 billion (2000: EUR 41.9 billion). Loans and advances to customers declined by 1.6 per cent to EUR 78.6 billion (2000: EUR 79.9 billion), reflecting a consistent focus on credit rating and profitability. Loan loss provisions rose by 21 per cent to a total of EUR 3.4 billion (2000: EUR 2.8 billion). Trading assets, valued at current market prices, increased significantly, by 46.9 per cent to EUR 13.7 billion (2000: EUR 9.4 billion). Investments declined by 10.9 per cent to EUR 17.8 billion (2000: EUR 20 billion).

On the liabilities side, amounts owed to banks were reduced by 4.2 per cent to EUR 48.4 billion (2000: EUR 50.5 billion). Amounts owed to customers increased by 7.7 per cent to EUR 60 billion (2000: EUR 55.7 billion). Liabilities evidenced by certificates were reduced by 17.6 per cent to EUR 23.2 billion (2000: EUR 28.1 billion). Subordinated capital rose strongly, by 39.4 per cent to EUR 7.2 billion (2000: EUR 5.2 billion). Shareholders' equity increased by 8.5 per cent to EUR 4.9 billion (2000: EUR 4.5 billion). The Tier 1 capital ratio of the Bank Austria Creditanstalt Group increased from 6.1 per cent to 7.8 per cent. The total capital ratio rose from 10.3 per cent to 13 per cent.

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066
Address: P.O.Box 22000, A-1011 Vienna

Inquiries: +43 (1) 711 91 - 57011
Fax: +43 (1) 711 91 - 56149
e-mail: pr@bankaustria.com

Segment reporting for 2001

In accordance with International Accounting Standards, the Bank Austria Creditanstalt Group publishes detailed results for individual business segments. The Bank Austria Creditanstalt Group is divided into five business segments: Domestic Private Customers and Professionals, Domestic Corporate Customers, International Markets, CEE, Asset Management.

Domestic Private Customers and Professionals

Key figures:

	2001 in EUR m	2000 in EUR m	Change in %
Net interest income	830	881	-5.8
Losses on loans and advances	-91	-97	-6.4
Net fee and commission income	446	478	-6.5
Net trading result	2	7	-67.2
General administrative expenses	-1,102	-1,053	4.6
Net income before taxes	118	199	-41.0
Equity	615	619	-0.6
	In %	in %	
ROE before taxes	19.1	32.2	-
Cost/income ratio	84.3	77.6	-

This business segment comprises the retail banking operations of Bank Austria and Creditanstalt, SKWB Schoellerbank and the credit card business.

Results for 2001 in the Domestic Private Customers and Professionals segment confirmed the positive trend seen in the previous year. Compared with the record figure achieved in the previous year, net interest income declined slightly, by 5.8 per cent to EUR 830 million (2000: EUR 881 million). Net fee and commission income also declined slightly, by 6.5 per cent to EUR 446 million (2000: EUR 478 million). General administrative expenses rose by 4.6 per cent to EUR 1,102 million (2000: EUR 1,053 million), as a result of one-off expenses relating to the integration of Bank Austria and Creditanstalt. Net income before taxes in this business segment was EUR 118 million (2000: EUR 199 million). The return on equity before taxes reached a very good 19.1 per cent (2000: 32.2 per cent), the cost/income ratio was 84.3 per cent (2000: 77.6 per cent).

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066

Inquiries: +43 (1) 711 91 - 57011
Fax: +43 (1) 711 91 - 56149
e-mail: pr@bankaustria.com

In the Domestic Private Customers and Professionals segment, the Bank Austria Creditanstalt Group pursues an innovative multi-channel strategy. Customers can choose the distribution channel they prefer for their banking transactions: branches, mobile customer advisers and direct sales channels (online banking, telephone banking). Strong growth continues to be seen in direct sales channels: in 2001, the number of online banking customers rose by 35 per cent to 277,500 (2000: 205,000). The number of accounts dedicated to online banking even rose by 53 per cent to 779,000 (2000: 510,000).

The Bank Austria Creditanstalt Group's market share in the retail banking sector in Austria is just under 20 per cent. In Vienna, the Group holds a particularly strong position, with a market share of 57 per cent. In the Austrian regions outside Vienna, its market share is 9 per cent. Over the past few years, the Bank Austria Creditanstalt Group has steadily expanded its market position, increasing its share of customer relationships in Austria by 4 per cent. The Group aims to further improve this position and to grow strongly, especially in Austrian regions outside Vienna. The Group's objective is to increase its customer share outside Vienna to 15 per cent by 2005.

Domestic Corporate Customers

Key figures:

	2001 in EUR m	2000 in EUR m	Change in %
Net interest income	787	728	8.2
Losses on loans and advances	-491	-295	66.6
Net fee and commission income	288	313	-8.1
Net trading result	1	0	-
General administrative expenses	-516	-605	-14.7
Net income before taxes	83	205	-59.2
Equity	1,818	1,895	-
	in %	in %	
ROE before taxes	4.6	11.8	-
Cost/income ratio	47.3	56.7	-

The Domestic Corporate Customers segment essentially comprises business with corporate customers of Bank Austria and Creditanstalt as well as leasing business.

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066

Inquiries: +43 (1) 711 91 - 57011
Fax: +43 (1) 711 91 - 56149
e-mail: pr@bankaustria.com

In 2001, the business segment made good progress on the income side. Net interest income rose significantly, by 8.2 per cent to EUR 787 million (2000: EUR 728 million). This increase more than offset the 8.1 per cent decline to EUR 288 million in net fee and commission income (2000: EUR 313 million); this decline was due to the dullness in international stock markets. An excellent trend was seen on the cost side: as a result of tight cost management, general administrative expenses declined by 14.7 per cent to EUR 516 million (2000: EUR 605 million). This success on the income and cost sides is clearly reflected in the cost/income ratio, which was reduced to 47.3 per cent (2000: 56.7 per cent).

Against the background of the difficult economic environment and the increase in insolvencies, the net charge for losses on loans and advances rose by 66.6 per cent to EUR 491 million (2000: EUR 295 million). As the leading lender to the Austrian business sector, the Bank Austria Creditanstalt Group felt the impact of a number of large insolvencies. Net income before taxes achieved in the Domestic Corporate Customers segment was EUR 83 million (2000: EUR 205 million). The return on equity before taxes was 4.6 per cent (2000: 11.8 per cent).

The Bank Austria Creditanstalt Group is the clear number one in the Austrian market: 70 per cent of all medium-sized businesses – with sales between EUR 7 million and EUR 40 million – are customers of the Bank Austria Creditanstalt Group. Among large companies – with sales of over EUR 40 million – the Group's customer share is almost 90 per cent. Over the past five years, since the acquisition of Creditanstalt by Bank Austria, the Bank Austria Creditanstalt Group has steadily expanded its market position, raising its share of customer relationships in the Austrian corporate banking sector by 30 per cent.

The Bank Austria Creditanstalt Group intends to further enhance this strong market position with a clear focus on profitability in the coming years. In these efforts, the Group pursues a strategy with three focal points:

1. The Bank Austria Creditanstalt Group concentrates on innovative capital market products, which are gaining in importance for Austrian companies. In this product segment, the Bank Austria Creditanstalt Group has a clear know-how advantage over all its Austrian competitors. The Group has by far the largest placement power and risk-assumption capacity. As market leader, and operating as a member of the HVB Group, the Bank Austria Creditanstalt Group employs specialist teams for innovative products. These are clear advantages of size.

2. Unlocking potential in Austrian regions outside Vienna: the Bank Austria Creditanstalt Group has streamlined the regional sales structure and thus enhanced the effectiveness of its operations in the market. At the same time it has doubled credit approval authority in Austrian regions from two to four million euros. This means that local managers have far-reaching decision-making authority. Moreover, each regional office has a competence centre for treasury, investment and foreign trade products, through which specialist know-how is made available to local customers. The objective of these measures is to raise the Group's share of customers among small and medium-sized businesses in Austrian regions outside Vienna from currently 62 per cent to 68 per cent.
3. The number 1 partner for exporters: as leading provider of financial services in Central and Eastern Europe, the Bank Austria Creditanstalt Group can offer its customers an extensive banking network in 15 countries. This network comprises the Group's commercial banking subsidiaries, the offices of Bank Austria Creditanstalt Leasing, and CA IB Corporate Finance (CA IB). Through the HVB Group, the Bank Austria Creditanstalt Group also has a top-quality presence in major international financial centres in Western Europe and overseas. Austrian/CEE Desks have been set up there to provide comprehensive services to Bank Austria Creditanstalt customers.

   Through CA IB Corporate Finance, the Bank Austria Creditanstalt Group is the leading provider of investment banking services in Austria and CEE. Within the Group, CA IB is responsible for equity issue activities and M&A advisory services in Austria and CEE. Recent transactions handled by CA IB include the going public of Telekom Austria, the capital increase of EVN, and the Flughafen Wien block trade.

International Markets

Key figures:

	2001 in EUR m	2000 in EUR m	Change in %
Net interest income	174	7	>100
Losses on loans and advances	0	5	-100
Net fee and commission income	29	44	-33.8
Net trading result	74	77	-4.6
General administrative expenses	-146	-184	-20.8
Net income before taxes	165	37	>100
Equity	229	324	-29.3
	in %	in %	
ROE before taxes	71.8	11.5	-
Cost/income ratio	51.6	131.9	-

The International Markets segment essentially includes the treasury activities of the Bank Austria Creditanstalt Group – i.e. trading in equities, bonds and currencies as well as asset-liability management.

In 2001, International Markets achieved excellent results, based primarily on very good results from interest-related business: net interest income rose to EUR 174 million (2000: EUR 7 million). Net fee and commission income declined by 34 per cent to EUR 29 million (2000: EUR 44 million).
At EUR 74 million, the net trading result was insignificantly lower than in the previous year (2000: EUR 77 million). While income increased, costs declined substantially, by 21 per cent to EUR 146 million (2000: EUR 184 million). Net income before taxes increased fourfold, to EUR 165 million (2000: EUR 37 million). The return on equity before taxes was 71.8 per cent (2000: 11.5 per cent), an exceptionally high figure even by INM standards. The cost/income ratio was 51.6 per cent (2000: 131.9 per cent).

The INM business segment makes available to customers of the Bank Austria Creditanstalt Group a portal to global financial markets. In this area, as part of the HVB Group, the Bank Austria Creditanstalt Group has access to a level of international capital market know-how that other Austrian banks cannot offer.

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066
Address: P.O.Box 22000, A-1011 Vienna
Inquiries: +43 (1) 711 91 - 57011
Fax: +43 (1) 711 91 - 56149
e-mail: pr@bankaustria.com

CEE

Key figures:

	2001 in EUR m	2000 in EUR m	Change in %
Net interest income	758	580	30.6
Losses on loans and advances	-119	-110	8.0
Net fee and commission income	269	231	16.4
Net trading result	101	168	-39.4
General administrative expenses	-779	-655	18.8
Net income before taxes	162	182	-11.1
Equity	671	617	8.8
	in %	in %	
ROE before taxes	24.1	29.5	
Cost/income ratio	70.0	69.1	

The CEE business segment comprises the banking network of the Bank Austria Creditanstalt Group in Central and Eastern Europe.

The CEE segment achieved strong growth on the income side. Net interest income rose by 30.6 per cent to EUR 758 million (2000: EUR 580 million). Net fee and commission income increased by 16.4 per cent to EUR 269 million (2000: EUR 231 million). The net charge for losses on loans and advances was EUR 119 million, almost unchanged compared with the previous year (2000: EUR 110 million). General administrative expenses rose by 18.8 per cent to EUR 779 million (2000: EUR 655 million). This increase is due to one-off integration costs and to the expansion of the CEE network. Despite this heavy investment, net income before taxes was EUR 162 million, only 11.1 per cent lower than the previous year's figure (2000: EUR 182 million). The return on equity before taxes reached 24.1 per cent (2000: 29.5 per cent). The cost/income ratio was 70 per cent (2000: 69.1 per cent).

In the past financial year, the Bank Austria Creditanstalt Group integrated the CEE units of HypoVereinsbank into its network, thereby significantly increasing its market share in Poland, the Czech Republic, Slovakia, Hungary and Croatia. Bank Austria's CEO Gerhard Randa: "2001 was the year of integration, 2002 will be the year of expansion." The Bank Austria Creditanstalt Group aims to have a market share of about 10 per cent in all countries of the CEE region in the medium term. The Group wants to achieve this goal through organic growth or through acquisitions.

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066

Inquiries: +43 (1) 711 91 - 57011
Fax: +43 (1) 711 91 - 56149
e-mail: pr@bankaustria.com

Asset Management

Key figures:

	2001 in EUR m	2000 in EUR m	Change in %
Net interest income	7	25	-73.4
Losses on loans and advances	0	0	
Net fee and commission income	27	22	25.1
Net trading result	66	17	>100
General administrative expenses	-53	-35	51.2
Net income before taxes	34	12	>100
Equity	105	63	-
	in %	In%	
ROE before taxes	32.6	19.4	-
Cost/income ratio	53.3	55.9	-

The Asset Management segment includes the Bank Austria Creditanstalt Group's asset management and mutual fund activities – in particular, the operations of AMG, Capital Invest, Ringturm KAG and **BANK***PRIVAT*.

In 2001, net interest income in this business segment declined by 73.4 per cent to EUR 7 million (2000: EUR 25 million). Net fee and commission income rose by 25.1 per cent to EUR 27 million (2000: EUR 22 million). The net trading result rose strongly, by EUR 49 million to EUR 66 million. General administrative expenses were up by 51.2 per cent to EUR 53 million (2000: EUR 35 million). Overall, net income before taxes rose substantially, to EUR 34 million (2000: EUR 12 million). The return on equity reached 32.6 per cent (2000: 19.4 per cent). The cost/income ratio was 53.3 per cent (2000: 55.9 per cent).

Asset management activities were strongly affected by the general weakness in stock markets in the 2001 financial year. The Bank Austria Creditanstalt Group responded flexibly to market needs and held its top position, with a total of EUR 20.3 billion in assets under management for its customers. The Bank Austria Creditanstalt Group will continue to pursue the course on which it embarked in the past year. At the product level, this means promoting those investment alternatives – for example, structured products with capital guarantees, or share-linked bonds – which are also suitable for times of stock market uncertainty and for those investors whose buying decisions are strongly based on sentiment.

Outlook for 2002:

The Bank Austria Creditanstalt Group does not expect the operating environment for the banking industry in Europe to improve significantly in 2002. The current financial year will continue to be marked by uncertainty. Against this background, the Bank Austria Creditanstalt Group aims to achieve results matching those for 2001. The highly favourable development of operating profit in 2001 will soon be continued under the new joint brand name of "Bank Austria Creditanstalt". In the medium term – until the year 2004 – Bank Austria Creditanstalt aims to increase the return on equity after taxes to a level of at least 15 per cent and to reduce the cost/income ratio to below 65 per cent.

In Central and Eastern Europe, the Bank Austria Creditanstalt Group sees big potential for growth. An additional impetus to growth in this region will come from the EU accession process. The Bank Austria Creditanstalt Group's strategy focuses on participating in this strong growth. Business volume in the CEE network should rise to EUR 40 billion by 2005 and the CEE contribution to the Bank Austria Creditanstalt Group's profits should rise from about 25 per cent to 50 per cent of Group net income. Bank Austria's CEO Gerhard Randa: "The accession candidates are Europe's tiger states. We want to grow with these countries."

Enquiries: Bank Austria Group Public Relations
Martin Hehemann, tel. +43 1 71191 57007; e-mail: martin.hehemann@ba-ca.com

You can also view this text on our website at www.bankaustria.com – Group Information / Press / Current press releases or http://www.creditanstalt.co.at/home/ca_infos/presse/

Income statement of the Bank Austria Creditanstalt Group for 2001 and pro-forma figures for 2000

	2001 in EUR m	2000 in EUR m	Change in EUR m	Change in %
Net interest income	2,672	2,445	227	9.3
Losses on loans and advances	703	641	62	9.7
Net interest income after losses on loans and advances	1,969	1,804	165	9.2
Net fee and commission income	1,061	1,093	-32	-3.0
Net trading result	261	236	25	10.4
General administrative expenses	2,773	2,596	177	6.8
Balance of other operating income and expenses	34	-43	77	>100
Operating profit	**552**	**494**	**58**	**11.7**
Net income from investments	187	376	-189	-50.3
Amortisation of goodwill	73	60	13	22.5
Balance of other income and expenses	-10	-10	0	1.5
Profit from ordinary activities	**655**	**800**	**-145**	**-18.1**
Balance of extraordinary income and expenses	-	-	-	-
Net income before taxes	**655**	**800**	**-145**	**-18.1**
Income taxes	-98	-229	131	-57.2
Net income	**557**	**571**	**-14**	**-2.5**
Minority interests	74	71	3	3.6
Consolidated net income	**483**	**500**	**-17**	**-3.3**

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066
Address: P.O.Box 22000, A-1011 Vienna

Inquiries: +43 (1) 711 91 - 57011
Fax: +43 (1) 711 91 - 56149
e-mail: pr@bankaustria.com

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2001 and pro-forma figures as at 31 December 2000

Assets	31 Dec. 2001 in EUR m	31 Dec. 2000 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	3,428	2,170	1,257	57.9
Loans and advances to, and placements with, banks	42,596	41,906	689	1.6
Loans and advances to customers	78,583	79,886	-1,303	-1.6
- Loan loss provisions	-3,425	-2,830	-595	21.0
Trading assets	13,735	9,350	4,385	46.9
Investments	17,819	20,004	-2,185	-10.9
Intangible assets	1,045	1,108	-63	-5.7
Property and equipment	1,308	1,746	-439	-25.1
Other assets	4,508	1,669	2,839	170.1
Total assets	**159,597**	**155,010**	**4,587**	**3.0**
Liabilities and shareholders' equity	**31 Dec. 2001 in EUR m**	**31 Dec. 2000 in EUR m**	**Change in EUR m**	**Change in %**
Amounts owed to banks	48,352	50,453	-2,100	-4.2
Amounts owed to customers	59,962	55,657	4,306	7.7
Liabilities evidenced by certificates	23,186	28,139	-4,954	-17.6
Provisions	3,251	2,943	308	10.5
Other liabilities	11,542	7,012	4,531	64.6
Subordinated capital	7,232	5,190	2,042	39.4
Minority interests	1,196	1,123	73	6.5
Shareholders' equity	4,875	4,494	381	8.5
Total liabilities and shareholders' equity	**159,597**	**155,010**	**4,587**	**3.0**

Bank Austria
Creditanstalt

HVB Group

p r e s s r e l e a s e

Split/Vienna, 24 April 2002

Bank Austria Creditanstalt Group buys Croatian Splitska Banka

- **Acquisition of 87.6 per cent for EUR 132 million**
- **Splitska Banka is Croatia's third-largest bank with a market share of 7 per cent**
- **Speedy integration of Splitska Banka and HVB~Croatia is planned**

The Bank Austria Creditanstalt Group (BA/CA), which has responsibility within the HVB Group for the markets in Central and Eastern Europe, has today finalised the acquisition of an 87.6 per cent interest in Splitska Banka d.d. The sellers of the shares are the Croatian privatisation agency DAB (25 per cent) and the Italian financial Institution Unicredito Italiano (62.6 per cent). The agreements, already signed on 27 February 2002 in Split, enter into effect today. As a next step, the bank will make an offer to the remaining minority shareholders to take over their shares. The purchase price for the 87.6 per cent interest was EUR 132 million. This corresponds to a multiple of 1.7x. The Bank Austria Creditanstalt Group was advised on the acquisition by CA IB.

"With the acquisition of Splitska Banka we have significantly improved our market position in Croatia and further expanded our leading position in Central and Eastern Europe", says Gerhard Randa, Chairman of Bank Austria's Managing Board.

With total assets of about EUR 1.3 billion and a market share of 7 per cent Splitska Banka currently is Croatia's third-largest financial institution. It is a universal bank, active in both corporate and retail customer business. The bank has a workforce of approximately 1,000 and about 70 branches, most of them located in the Dalmatian region.

Splitska Bank was established in 1965 and underwent a restructuring process in the past two years. The bank serves approximately 200,000 customers. For 2001 Splitska Banka posted a (preliminary) pre-tax net income of EUR 20.8 million. ROE was excellent, at 26 per cent before taxes. "Splitska Banka is now part of Europe's third-largest banking group. This is a historic moment for us", says Tomo Bolotin, Splitska Banka's CEO.

Customer structure highly complementary

Since 1997 the Bank Austria Creditanstalt Group has been active in the Croatian market with its own banking subsidiary. HVB~Croatia is a universal bank with a special focus on international and local export-oriented corporate customers and high-net-worth individuals. The bank has about 23,000 customers, employs a workforce of approximately 160 and operates five branches in Zagreb, Dubrovnik, Split, Zadar und Rijeka. The bank's 2001 net income before taxes was over EUR 11 million, its ROE was 24.5 per cent. On account of the different customer orientation the two banks are highly complementary to each other.

Speedy integration of Splitska Banka and HVB~Croatia is planned

The Bank Austria Creditanstalt Group is planning to integrate the two Croatian banking subsidiaries as fast as possible. Integration processes are to be completed by mid-2003. The new bank will hold a market share of close to 10 per cent and serve more than 220,000 customers in 75 branches.

The Bank Austria Creditanstalt Group has responsibility within the HVB Group for the markets in Central and Eastern Europe, where the Group has pursued a targeted expansion strategy since the 1990s. With total assets of about EUR 160 billion, the Bank Austria Creditanstalt Group is by far Austria's largest banking group. The Group operates the largest banking network in Central and Eastern Europe with about 800 branches (incl. Splitska Banka) in 15 countries. To these branches the offices of CA IB and BA/CA-Leasing must be added, Group subsidiaries which are also active in nearly all countries in the CEE region. Last year the Bank Austria Creditanstalt Group won the award "Best Bank in Emerging Europe" from the British financial magazine *Euromoney*.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Peter N. Thier, tel. +43 1 71191-57126
e-mail: peter.thier@bankaustria.com

p r e s s   r e l e a s e

Vienna, 22 May 2002

Results for the first three months of 2002:

Bank Austria Creditanstalt Group on track in a difficult environment

- **Tight cost management: general administrative expenses continue to decline**
- **Robust revenue structure despite economic slowdown**
- **Profit target for 2002 remains unchanged**

The Bank Austria Creditanstalt Group has made a good start in 2002 despite a weak economic environment. Although ongoing restructuring programmes in Austria and CEE led to significant one-off expenses, the Group's net income before taxes reached EUR 118 million. Bank Austria's CEO Gerhard Randa: "In the first three months of 2002, the entire European banking industry was affected by weak economic trends. Our performance compares favourably with that of other banks. The revenue structure is robust, we have kept costs down. Therefore I expect that our performance will significantly improve when the economic upturn starts towards the middle of the year." The target for 2002 as a whole – net income matching the previous year's level – remains unchanged.

As part of the HVB Group, the Bank Austria Creditanstalt Group is very well positioned for further expansion in its core markets. Backed by the HVB Group's expertise and financial strength, Bank Austria Creditanstalt is planning to further enhance its market position with a clear focus on profitability. In Austria, where Bank Austria Creditanstalt is the clear market leader, the Group aims to achieve growth in defined target segments and in Austrian regions outside Vienna.

In Central and Eastern Europe, the HVB Group together with the Bank Austria Creditanstalt Group aims to increase its business volume from currently EUR 26 billion to EUR 40 billion by the year 2005. The Group makes available to its customers the leading international banking network in the region, with 800 offices in 15 countries. The Group is planning to strongly expand this network.

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066
Address: P.O.Box 22000, A-1011 Vienna

Enquiries: +43/1/711 91 - 57011
Fax: +43/1/711 91 - 56149
e-mail: pr@bankaustria.com

Income statement for the first three months of 2002:

In 2001, the group of consolidated companies of the Bank Austria Creditanstalt Group changed considerably as a result of the integration into the HVB Group. We compare the actual figures for the first three months of 2002 with one-quarter of the figures for 2001 as a whole.

Considering the economic environment, major income components of the Bank Austria Creditanstalt Group in the first three months of 2002 compare favourably with one-quarter of the total figure for the previous year: net interest income excluding income from securities and equity interests was EUR 577 million, only 5.2 per cent lower than one-quarter of the previous year's total figure (2001: EUR 609 million). Income from securities and equity interests amounted to EUR 43 million, a decline of 28 per cent compared with one-quarter of the previous year's total figure (2001: EUR 60 million). This reflects the change in the group of consolidated companies resulting from the sale of equity interests in three Austrian regional banks. Net interest income thus declined by 7.5 per cent to EUR 620 million (2001: EUR 668 million).

The net charge for losses on loans and advances is stated at EUR 171 million, a conservative figure reflecting the economic trends seen so far this year; at this level, it is slightly lower than the figure for the previous year (EUR 176 million). Thus net interest income after losses on loans and advances was EUR 449 million, 8.9 per cent lower than in the previous year (2001: EUR 492 million).

Operating revenues match previous year's level

Net fee and commission income reached EUR 285 million, up by 7.6 per cent on one-quarter of the figure for the previous year as a whole (2001: EUR 265 million). At EUR 43 million, the net trading result was one-third lower than the figure for the previous year (2001: EUR 65 million). Overall, operating revenues – after deduction of the net charge for losses on loans and advances – were EUR 777 million, only 5.5 per cent lower than one-quarter of the previous year's total figure (2001: EUR 823 million).

The cost side reflects the restructuring measures taken by the Bank Austria Creditanstalt Group. General administrative expenses declined by 2.9 per cent to EUR 673 million (2002: EUR 693 million). The balance of other operating income and expenses was unchanged at EUR 9 million. Operating profit reached EUR 113 million, a level that was 18.2 per cent lower than one-quarter of the previous year's total figure (2001: EUR 138 million). Net income from investments amounted to EUR 22 million, one half of the comparative figure of EUR 47 million representing one-quarter of the previous year's total figure. The Bank Austria Creditanstalt Group's net income before taxes was EUR 118 million, 27.7 per cent lower than one-quarter of the previous year's total figure. The cost/income ratio was 70.4 per cent (2001:

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066
Address: P.O.Box 22000, A-1011 Vienna

Enquiries: +43/1/711 91 - 57011
Fax: +43/1/711 91 - 56149
e-mail: pr@bankaustria.com

68.8 per cent). The return on equity before taxes was 9.8 per cent (2001: 13.8 per cent), the Tier 1 capital ratio reached a high level of 7.4 per cent.

Business segment results

In the **Private Customers and Professionals** segment, the result for the first three months of 2002 reached EUR 13 million, falling short of the result of EUR 29 million achieved in the first three months of 2001. The Private Customers and Professionals division has developed and implemented a comprehensive programme to improve earnings; this means that, for the year as a whole, results will not only match but even exceed the previous year's level. The return on equity in this business segment was 7.1 per cent (2001: 19.4 per cent). The target is a return on equity matching the previous year's level.

The performance in the **Asset Management** segment improved compared with one-quarter of the previous year, with net income before taxes reaching EUR 12 million (2001: EUR 9 million). The return on equity rose to 39.9 per cent (2001: 32.6 per cent).

The **Corporate Customers** segment made a good start in 2002. The segment result was EUR 29 million (2001: EUR 15 million), giving a return on equity of 6.3 per cent (2001: 3.9 per cent). The management team has taken a number of measures to enhance earnings and is confident to further improve results as the year progresses.

Net income before taxes in the **Real Estate Finance and Real Estate Customers** segment in the first three months was EUR 8 million, slightly higher than one-quarter of the total figure for the previous year (2001: EUR 7 million). The return on equity was 10 per cent (2001: 7.8 per cent).

In the first three months of 2002, the **International Markets** segment, comprising treasury operations and capital market activities of the Bank Austria Creditanstalt Group, again performed strongly. Net income before taxes in this segment was EUR 76 million (2001: EUR 41 million) and the return on equity rose to 110.3 per cent (2001: 71,8 per cent).

The **CEE** business segment achieved net income before taxes of EUR 19 million (2001: EUR 40 million). For the first three months, the return on equity is 10.2 per cent (2001: 24 per cent). In this business segment, too, the target is a significant increase in the course of the current year. In Poland, as a result of the economic weakness and integration-related costs, the return on equity in the current financial year will be a single-digit figure. All of the other banking subsidiaries in CEE are expected to achieve a double-digit return on equity. The Bank Austria Creditanstalt Group operates the leading banking network in the CEE region, with some 800 offices in 15 countries. In the current financial year, the Group plans to make substantial investments in order to continue its expansion in these growth markets.

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066
Address: P.O.Box 22000, A-1011 Vienna

Enquiries: +43/1/711 91 - 57011
Fax: +43/1/711 91 - 56149
e-mail: pr@bankaustria.com

Balance sheet data of the Bank Austria Creditanstalt Group

In the first three months of 2002, the balance sheet of the Bank Austria Creditanstalt Group reflected adjustments relating to the usual end-of-year effects in interbank business and a return to normal in money demand following the changeover to euro notes and coins. Total assets amounted to EUR 155.1 billion.

On the assets side, loans and advances to, and placements with, banks were significantly reduced, by 10.5 per cent to EUR 38.1 billion, compared with the year-end 2001 level (31 December 2001: EUR 42.6 billion). Loans and advances to customers remained unchanged at EUR 78.4 billion (2001: EUR 78.6 billion). Investments increased by 7.3 per cent to EUR 19.1 billion (2001: EUR 17.8 billion).

On the liabilities side, the decrease was spread over various items. Amounts owed to banks were down by 2.1 per cent to EUR 47.3 billion (2001: EUR 48.3 billion). Amounts owed to customers decreased by 4.4 per cent to EUR 57.3 billion (2001: EUR 60 billion). Liabilities evidenced by certificates declined by 4.3 per cent to EUR 22.2 billion (2001: EUR 23.2 billion).

Enquiries: Bank Austria Creditanstalt Group Public Relations
Margit Schmid-Weihs, tel. +43 1 71191 52371; e- mail: margit.schmid-weihs@ba-ca.com

You can also view this text on our website at www.bankaustria.com / Group Information / Press / Current press releases.

Income statement of the Bank Austria Creditanstalt Group for the first three months of 2002

EUR m	First three months of 2002	One-quarter of total figure for 2001	Change in EUR m	Change in per cent
Net interest income	620	668	-48	-7.5
Losses on loans and advances	-171	-176	5	-2.8
Net interest income after losses on loans and advances	449	492	-44	-8.9
Net fee and commission income	285	265	20	7.6
Net trading result	43	65	-22	-33.7
General administrative expenses	-673	-693	20	-2.9
Balance of other operating income and expenses	9	9	1	6.3
Operating profit	**113**	**138**	**-25**	**-18.2**
Net income from investments	22	47	-25	-53.4
Amortisation of goodwill	-16	-18	3	-14.5
Balance of other income and expenses	-1	-3	2	76.8
Profit from ordinary activities	**118**	**164**	**-45**	**-27.7**
Net income before taxes	**118**	**164**	**-45**	**-27.7**

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066
Address: P.O.Box 22000, A-1011 Vienna

Enquiries: +43/1/711 91 - 57011
Fax: +43/1/711 91 - 56149
e-mail: pr@bankaustria.com

Balance sheet of the Bank Austria Creditanstalt Group at 31 March 2002

Assets	31 March 2002 in EUR m	31 Dec. 2001 in EUR m	Change in EUR m	Change in per cent
Cash and balances with central banks	2,676	3,428	-752	-21.9%
Loans and advances to, and placements with, banks	38,113	42,596	-4,483	-10.5%
Loans and advances to customers	78,350	78,583	-232	-0.3%
- Loan loss provisions	-3,540	-3,425	-116	3.4%
Trading assets	13,380	13,735	-355	-2.6%
Investments	19,117	17,819	1,298	7.3%
Intangible assets	1,167	1,045	122	11.6%
Property and equipment	1,268	1,308	-40	-3.0%
Other assets	4,590	4,508	81	1.8%
Total assets	**155,120**	**159,597**	**-4,477**	**-2.8%**
Liabilities and shareholders' equity	**31 March 2002 in EUR m**	**31 Dec. 2001 in EUR m**	**Change in EUR m**	**Change in per cent**
Amounts owed to banks	47,313	48,352	-1,039	-2.1%
Amounts owed to customers	57,341	59,962	-2,621	-4.4%
Liabilities evidenced by certificates	22,181	23,186	-1,004	-4.3%
Trading liabilities	7,089	7,122	-33	-0.5%
Provisions	3,251	3,251	-0	0.0%
Other liabilities	4,431	4,420	10	0.2%
Subordinated capital	7,611	7,232	379	5.2%
Minority interests	1,078	1,196	-118	-9.8%
Shareholders' equity	4,825	4,875	-50	-1.0%
Total liabilities and shareholders' equity	**155,120**	**159,597**	**-4,477**	**-2.8%**

Bank Austria Aktiengesellschaft
A-1030 Vienna, Vordere Zollamtsstraße 13
DVR: 0030066
Address: P.O.Box 22000, A-1011 Vienna

Enquiries: +43/1/711 91 - 57011
Fax: +43/1/711 91 - 56149
e-mail: pr@bankaustria.com

p r e s s r e l e a s e

Vienna, 11 June 2002

Bank Austria Creditanstalt Group will appeal against EU decision

The Bank Austria Creditanstalt Group will appeal against the European Commission's decision in the "Austrian banks" proceedings. In the Group's opinion, an appeal before the Court of First Instance of the European Communities in Luxembourg has a good chance of success. In the past the Courts of the European Communities annulled various decisions of the European Commission or considerably reduced the amounts of fines. For example, a few days ago, the Court of Justice of the European Communities annulled the Commission's decision in the case of Airtours/First Choice, thereby showing that it is prepared to proceed against incorrect decisions of the European Commission.

The decision of the European Commission in the "Austrian banks" case is questionable. In particular, the amount of the fine is out of all proportion:

- It is questionable if this case is within the competence of the European Commission: EU competition law is relevant only if trade between Member States is affected. With its decision, the Commission suggests that terms and conditions in Vienna have an influence on terms and conditions in Frankfurt or Milan. But this is to be questioned in view of the regional character of retail banking. The Bank Austria Creditanstalt Group is confident that the Courts of the European Communities will correct this mistake made by the Commission.

- The "Austrian banks" proceedings are not suitable for setting a warning example: the bank meetings were not secret cartel agreements, but an official instrument of economic control which continued to be in place for several years after Austria's accession to the European Economic Area in 1994. Even after 1994, some of the banks' meetings were presided by the Austrian Economic Chamber and took place with the participation of the Austrian central bank and the Austrian Ministry of Finance.

- It is incomprehensible why the Commission limited its investigation to eight banks having their registered offices in Vienna. Practically all Austrian banks took part in the above-mentioned talks in some form or other. This fact can be explained by the social-partnership roots of these talks. By imposing a fine on these eight banks alone, the Commission considerably violates their rights of defence.

- The talks at the bank meetings criticised by the European Commission did not affect competition in Austria in any way. Competition in the Austrian banking industry is marked by a degree of intensity hardly seen in any other European country. For example, statistics prepared by the European Central Bank show that, for many years, retail interest rates on loans in Austria have consistently been about 3 percentage points lower than the EU average. In 1998, for example, the average retail interest rate on loans in Austria was 4 per cent, more than two-thirds lower than the average interest rate in the EU, which was 7 per cent. A comparison of net interest margins shows a similar picture. Figures from OECD statistics for 1996, i.e. in the middle of the period from 1994 to 1998 that is relevant to the "Austrian banks" proceedings, show that, in a European comparison, the figure of about 1.8 per cent for Austrian banks was in the lower third of the range, clearly behind the figures for their competitors from Italy (4.1 per cent) or Spain (3.2 per cent).

- The Bank Austria Creditanstalt Group was extremely cooperative during the proceedings. The Group made available to the European Commission very comprehensive materials, immediately ceased to participate in any relevant activities in 1998, and carried out an extensive training and compliance programme for employees. The European Commission would have had to take this exemplary behaviour into account to reduce the fine.

Therefore the Bank Austria Creditanstalt Group will appeal against the decision of the European Commission. The Court of First Instance is the first instance in appellate proceedings. It can perform an unlimited review of a decision by the European Commission, and it can annul or reduce fines that have been imposed. An appeal may be brought before the Court of Justice of the European Communities against the judgment given by the Court of First Instance.

Enquiries: Bank Austria Group Public Relations
Martin Hehemann, tel.: +43 1 711 91 57007; e-mail: martin.hehemann@ba-ca.com

You can also view this text on our website at www.bankaustria.com – Group Information / Press / Current press releases.

Annex: 4 charts showing a **comparison of prices and profitability in the European banking industry.**

Austria, a low-price country
Retail interest rates on loans in the EU


10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Jan 96
Jan-97
Jan-98
Jan-99
Jan-00
in %
weighted EU aver.
Austria

Source: European Central Bank; Datastream; FOKUS

1

Austria, a low-price country
Net interest margin of banks in the EU


Luxembourg
France
Belgium
Austria
Netherlands
Germany
Portugal
Greece
Finland
UK
Sweden
Ireland
Denmark
Spain
Italy
Net interest margin
in 1996
0.00
1.00
2.00
3.00
4.00
5.00
in %

Source: OECD 1998

2

Bank Austria Aktiengesellschaft
A-1030 Wien, Vordere Zollamtsstraße 13
DVR: 0030066
Postanschrift: Postfach 22000, A-1011 Wien

Rückfragen: 01/711 91 - 57011
Fax: 01/711 91 - 56149
e-mail: pr@bankaustria.com

Close to customers
Branch office density in Europe


Inhabitants per bank office in 2000
Spain
Austria
Germany
France
Switzerland
Netherlands
Ireland
Italy
Norway
Finland
0
1,000
2,000
3,000
4,000

Source: OECD 2001

3

Profitability
of European banks


Return on equity in 1999
Germany
Austria
France
Italy
Belgium
Netherlands
Norway
Switzerland
in %
4.00
6.00
8.00
10.00
12.00
14.00
16.00
18.00

Source: OECD 2001

4

Bank Austria Aktiengesellschaft
A-1030 Wien, Vordere Zollamtsstraße 13
DVR: 0030066
Postanschrift: Postfach 22000, A-1011 Wien

Rückfragen: 01/711 91 - 57011
Fax: 01/711 91 - 56149
e-mail: pr@bankaustria.com

Bank Austria Creditanstalt

Drucken

Presseinformation

28.6.2002

BA/CA Group to acquire Bulgaria's Biochim bank

Agreement reached between Bulgarian Bank Consolidation Company (BCC) and BA/CA Group
Biochim is Bulgaria's fourth-largest bank with a market share of over 5 per cent

The Bank Austria Creditanstalt Group (BA/CA Group), which has responsibility within the HVB Group for the markets in Central and Eastern Europe (CEE), is about to acquire 99.6 per cent of the share capital of "Biochim", Bulgaria's fourth-largest bank. The negotiations between the Bulgarian Bank Consolidation Company (BCC) and the BA/CA Group have produced a basic agreement on the acquisition of the bank. Signing of the agreements will take place in Sofia in July. BA/CA Group has been advised by CA IB.

Biochim, with total assets of approx. EUR 330 million and a market share of more than 5 per cent, ranks fourth among Bulgarian financial institutions. As a universal bank, Biochim serves both corporate and retail customers. The bank serves more than 200.000 clients via 155 branches and offices. Together with HVB~Bulgaria, the BA/CA Group's existing subsidiary, the BA/CA Group will hold a share of approx. 7 per cent in the Bulgarian banking market.

The HVB Group operates the largest supra-regional banking network in Central and Eastern Europe, with total assets of about EUR 26 billion and 800 offices in 15 countries. Added to this network must be the offices of CA IB and BA/CA-Leasing, which are also active in the region. Last year the Group won the award "Best Bank in Emerging Europe" from the financial magazine Euromoney.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Peter N. Thier, Tel. +43 1 71191-57126;

e-mail: peter.thier@ba-ca.com

Bank Austria Creditanstalt

Member of HVB Group

p r e s s   r e l e a s e

Vienna, 25 July 2002

Bank Austria Creditanstalt starts

- **The new bank continues to use Creditanstalt's slogan: "Die Bank zum Erfolg"**
- **Net income before taxes for the first six months: EUR 201 million**
- **Costs remain stable despite integration expenses**
- **Substantial increase in customer business**
- **Network in Central and Eastern Europe continues to grow strongly**

Bank Austria Creditanstalt will start on 12 August 2002. Systems preparations for the start of the new bank have been completed: the integration of the two IT systems was successfully tested over the past weekend. Gerhard Randa, CEO of the Bank Austria Creditanstalt Group: "On 12 August we will make the final step on the way on which we set out five years ago. During this period, Bank Austria and Creditanstalt have grown together to form a strong unit. We will now take the initiative in the market."

Bank Austria Creditanstalt is Austria's leading bank. At EUR 149 billion, its total assets are double those of the number two bank in the market. Gerhard Randa: "Over the past years we have been the driving force behind the consolidation process in the Austrian banking sector. We have completed our preparations and are well positioned to meet future challenges. Here I see an enormous advantage over our competitors. I am confident that we will be able to strongly expand our position in Austria and in Central and Eastern Europe in the coming ten years."

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 5 05 05 57011
Fax: +43 5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Since the integration process of Bank Austria and Creditanstalt started in 1997, the Group has developed very favourably in the Austrian market. The number of its customers increased by 250,000 or 15 per cent to more than 1.9 million. The new Bank Austria Creditanstalt will continue to use Creditanstalt's slogan – the most widely known bank slogan in Austria: "Die Bank zum Erfolg". Bank Austria Creditanstalt is a regional bank with a strong international orientation. From Austria the bank can accompany its customers to any market in the world. In the neighbouring markets in Central and Eastern Europe, the bank operates the leading banking network. In Western Europe and overseas, Bank Austria Creditanstalt has access to the global HVB Group network.

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 5 05 05 57011
Fax: +43 5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Income statement for the first six months of 2002

In the first six months, the Bank Austria Creditanstalt Group – like all European banks – operated in an environment that continued to be characterised by a negative mood in international capital markets and by weak economic trends. In this environment the Group's customer business developed favourably, with results from this sector increasing as against the previous year. The business segments "Domestic Private Customers and Professionals", "Domestic Corporate Customers", "Real Estate Finance and Real Estate Customers" and "Central and Eastern Europe (CEE)" generated net income before taxes totalling EUR 196 million, an increase of 8 per cent (2001: EUR 181 million).

Overall, the Bank Austria Creditanstalt Group's net income before taxes was EUR 201 million, 27.2 per cent lower than the figure for the first half of the previous year (EUR 276 million). Declines were seen especially in the net trading result – as a consequence of turbulent developments in stock markets and a flattening of the yield curve – and in the balance of other operating income/expenses. The Group benefited from favourable trends on the cost side – despite integration-related costs, general administrative expenses rose only slightly – and in net fee and commission income. Gerhard Randa: "The market environment in the current financial year is very difficult. But the success achieved in customer business and on the cost side helps us."

Items in the income statement

In the first six months of 2002, the Bank Austria Creditanstalt Group's net interest income reached EUR 1,183 million, a decrease of 0.9 per cent on the previous year's figure (2001: EUR 1,194 million). The net charge for losses on loans and advances was EUR 320 million, 10.8 per cent higher than for the first six months of 2001 (2001: EUR 289 million), but significantly lower than one-half (EUR 352 million) of the previous year's total figure. For the year as a whole, the net charge for losses on loans and advances is expected to be considerably lower than in the previous year. For the first six months of 2002, the Group's net interest income after losses on loans and advances was EUR 863 million, 4.7 per cent lower than the previous year's figure (2001: EUR 905 million).

A strong increase was achieved in fee-based business: contrary to the market trend, the Group's net fee and commission income rose by 7.7 per cent to EUR 556 million (2001: EUR 516 million). It was not possible to achieve an improvement in results from trading activities. Nevertheless, despite the downturn in stock markets, the Group's net trading result reached EUR 55 million. This figure was 20.1 per cent lower than the good result achieved in the previous year (2001: EUR 69 million).

Strict cost management consistently pursued by the Group for many years produced visible effects: in the first six months of 2002, general administrative expenses rose only slightly – as a result of integration-related expenses – by 1.7 per cent to EUR 1,276 million (2001: EUR 1,255 million). However, for the year 2002 as a whole, general administrative expenses will be lower than in the previous year. The balance of other operating income/expenses showed net expenses of EUR 5 million. In the first six months of 2001, proceeds from the sale of equity interests led to a positive result in this item (2001: EUR 38 million). The operating profit is EUR 192 million, a decrease of 29.5 per cent compared with the previous year's figure (2001: EUR 273 million). Net income from investments doubled to EUR 41 million (2001: EUR 20 million). Overall, the Bank Austria Creditanstalt Group's net income before taxes was EUR 201 million, 27.2 per cent lower than the figure for the first half of the previous year (2001: EUR 276 million).

The cost/income ratio was 71.3 per cent (2001: 69.1 per cent). Shareholders' equity decreased by 2.8 per cent to EUR 4,737 million (2001: EUR 4,875 million). The return on equity before taxes reached 8.4 per cent (2001: 11.9 per cent), the Tier 1 capital ratio was 6.9 per cent.

Business segment results

The Bank Austria Creditanstalt Group has changed its business segment reporting system. A comparison with the figures for the first six months of 2001 is not meaningful. Therefore we compare the current figures with one-half of the total figures for 2001. The business segment figures show that results from customer business improved despite difficult market conditions. This underlines the sustained earnings power of the Bank Austria Creditanstalt Group.

In the first half of 2002, net income before taxes generated by the **Domestic Private Customers and Professionals** segment rose by 30 per cent to EUR 76 million (2001: EUR 58 million). The return on equity in this segment reached 21.3 per cent (2001: 19.4 per cent). This segment is expected to benefit strongly from the merger of Bank Austria and Creditanstalt: the new Bank Austria Creditanstalt offers its customers a network of 400 branches throughout Austria. For Creditanstalt customers, who can currently use 190 branches, this means that the network available to them doubles. Moreover, Bank Austria Creditanstalt now offers its customers a new range of products composed of the best and most successful products of both banks.

The **Domestic Corporate Customers** segment also achieved a significant increase in its net income before taxes – from EUR 29 million in 2001 to EUR 70 million in 2002. The return on equity in this segment rose to 8.1 per cent (2001: 3.9 per cent). Bank Austria Creditanstalt is the leading bank for corporate customers in Austria. 70 per cent of all medium-sized companies with sales between EUR 7 million and EUR 40 million are customers of Bank Austria Creditanstalt. Among large companies the proportion is over 80 per cent. The bank is the market and know-how leader and is thus very well placed to further expand its market position in the coming years.

Net income before taxes in the **Real Estate Finance and Real Estate Customers** segment was EUR 16 million, up by 25.8 per cent on the previous year's figure (2001: EUR 13 million). This segment includes business with institutional real estate customers. The return on equity was 10 per cent (2001: 7.8 per cent). In this business segment, too, the new Bank Austria Creditanstalt is the clear market leader in Austria, with a financing volume of EUR 10 billion.

The **CEE** (Central and Eastern Europe) segment achieved net income before taxes of EUR 34 million. This figure was 57.5 per cent lower than in the previous year (2001: EUR 81 million). The return on equity was 9 per cent (2001: 24.1 per cent). The decline is mainly due to integration-related one-off expenses, strong investment in network expansion, and declines in exchange rates of CEE currencies. For the year as a whole, this segment plans to achieve a return on equity of 15 per cent.

Central and Eastern Europe is a core market of the Bank Austria Creditanstalt Group. The Group offers its customers the leading network in the region. This network comprises 950 offices in 15 countries. The Group offers a complete range of financial services in the region: from retail banking to corporate banking and investment banking all the way to leasing services. This is the most extensive range of services offered by any bank in the region. Euromoney, the renowned British financial magazine, recently recognised this strong position by naming the Bank Austria Creditanstalt Group "Best Bank in CEE".

The Group pursues a consistent strategy of expansion in the region. In the first half of 2002, it acquired Splitska Banka, the third largest Croatian bank. The purchase of Biochim, the fourth largest Bulgarian bank, will soon be finalised. Over the past five years, the Bank Austria Creditanstalt Group's total assets in Central and Eastern Europe have increased almost tenfold, to EUR 26 billion. The Group's objective is to increase total assets to EUR 40 billion by the year 2005.

The **International Markets** segment comprises treasury operations and capital market activities of the Bank Austria Creditanstalt Group. In a turbulent environment in international capital markets, the business segment held its own, generating net income before taxes of EUR 64 million. This figure was 22.3 per cent lower than the very good performance achieved in the previous year (EUR 82 million). Nevertheless, the return on equity in this business segment reached an excellent 48.7 per cent (2001: 71.8 per cent).

Results from the **Asset Management** segment improved by 53.3 per cent compared with the previous year. Net income was EUR 26 million (2001: EUR 17 million). The return on equity reached 45.8 per cent (2001: 32.6 per cent). With assets under management totalling EUR 25 billion, the Group is among the leading providers of asset management services in Austria.

Other Items showed a net loss of EUR 86 million, after net income of EUR 47 million achieved in the previous year. This significant difference resulted from the fact that the previous year's figure for this segment included substantial proceeds from the sale of equity interests. In addition, results for the current financial year reflect higher refinancing costs relating to unconsolidated companies in which an interest is held, as well as lower dividend income from equity interests.

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 5 05 05 57011
Fax: +43 5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Inclusion of results in the business segments of the HVB Group

The Bank Austria Creditanstalt Group's net income before taxes of EUR 201 million for the first six months is included in the HVB Group's business segment results in the following way: goodwill amortisation and refinancing costs as well as other consolidation effects are deducted from the figure of EUR 201 million. The remaining amount of EUR 58 million is then apportioned to the HVB Group's business segments – EUR 14 million to the Austria and CEE segment, EUR 27 million to Corporates & Markets, EUR 13 million to Wealth Management, EUR 4 million to Other Items.

Balance sheet data for the Bank Austria Creditanstalt Group

The balance sheet of the Bank Austria Creditanstalt Group as at 30 June 2002 reflects adjustments relating to the usual end-of-period effects in interbank business and the return to normal in money demand after the changeover to euro notes and coins. Total assets were EUR 148.9 billion (2001: EUR 159.6 billion).

On the assets side, loans and advances to, and placements with, banks were significantly reduced, by 21.4 per cent to EUR 33.5 billion, compared with the year-end 2001 level (2001: EUR 42.6 billion). Loans and advances to customers totalled EUR 77.6 billion, thus remaining at the previous year's level (2001: EUR 78.6 billion). Investments increased by 3.7 per cent to EUR 18.5 billion (2001: EUR 17.8 billion).

The decline on the liabilities side was spread evenly over various items: amounts owed to banks fell by 7.6 per cent to EUR 44.7 billion (2001: EUR 48.4 billion). Amounts owed to customers declined by 6.6 per cent to EUR 56 billion (2001: EUR 60 billion). Liabilities evidenced by certificates were EUR 21.1 billion, down by 9.1 per cent (2001: EUR 23.2 billion).

Enquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, tel. +43 5 05 05 57007; e-mail: martin.hehemann@ba-ca.com

You can also view this text on our web site at www.bankaustria.com – Group Information / Press / Current press releases.

Income statement of the Bank Austria Creditanstalt Group for the first six months of 2002

EUR m	First six months of 2002	First six months of 2001	Change in EUR m	Change in per cent
Net interest income	1,183	1,194	-11	-0.9
Losses on loans and advances	320	289	31	10.8
Net interest income after losses on loans and advances	863	905	-42	-4.7
Net fee and commission income	556	516	40	7.7
Net trading result	55	69	-14	-20.1
General administrative expenses	1,276	1,255	21	1.7
Balance of other operating income/expenses	-5	38	-43	-113.9
Operating profit	**192**	**273**	**-81**	**-29.5**
Net income from investments	41	20	21	103.8
Amortisation of goodwill	-31	-16	-15	93.7
Balance of other income/expenses	-1	-1	-	-
Profit from ordinary activities	201	276	-75	-27.2
Net income before taxes	**201**	**276**	**-75**	**-27.2**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 5 05 05 57011
Fax: +43 5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Balance sheet of the Bank Austria Creditanstalt Group at 30 June 2002

Assets	30 June 2002 in EUR m	31 Dec. 2001 in EUR m	Change in EUR m	Change in per cent
Cash and balances with central banks	3,006	3,428	-422	-12.3
Loans and advances to, and placements with, banks	33,480	42,596	-9,116	-21.4
Loans and advances to customers	77,625	78,583	-958	-1.2
- Loan loss provisions	-3,556	-3,425	-131	3.8
Trading assets	13,811	13,735	76	0.6
Investments	18,469	17,819	651	3.7
Intangible assets	1,008	1,045	-37	-3.6
Property and equipment	1,188	1,308	-119	-9.1
Other assets	3,878	4,508	-631	-14.0
Total assets	**148,908**	**159,597**	**-10,688**	**-6.7**
Liabilities and shareholders' equity	**30 June 2002 in EUR m**	**31 Dec. 2001 in EUR m**	**Change in EUR m**	**Change in per cent**
Amounts owed to banks	44,669	48,352	-3,683	-7.6
Amounts owed to customers	56,001	59,962	-3,962	-6.6
Liabilities evidenced by certificates	21,081	23,186	-2,105	-9.1
Trading liabilities	6,930	7,122	-192	-2.7
Provisions	3,213	3,251	-39	-1.2
Other liabilities	4,314	4,420	-106	-2.4
Subordinated capital	7,063	7,232	-169	-2.3
Minority interests	900	1.196	-295	-24.7
Shareholders' equity	4,737	4,875	-138	-2.8
Total liabilities and shareholders' equity	**148,908**	**159,597**	**-10,688**	**-6.7**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 5 05 05 57011
Fax: +43 5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Sofia, 26 July 2002

Bank Austria Creditanstalt Group buys Biochim

- **Biochim is the fourth largest Bulgarian bank with a market share of five per cent**
- **Biochim and HVB Bulgaria planned to be integrated**
- **The two banks have a highly complementary customer structure**

The Bank Austria Creditanstalt Group, which is responsible within the HVB Group for the markets in Central and Eastern Europe, has signed the agreement to purchase a majority interest in the Bulgarian Biochim in Sofia today. The price agreed for 99.6 per cent of the shares is EUR 82.5 million. This corresponds to a price/book ratio of 2:1. The seller is BCC, the state-owned Bank Consolidation Company. BA/CA Group has been advised by CA IB. "With the acquisition of Biochim we have gained an excellent market position in Bulgaria, a market with future growth potential. We have thus made an important step forward in our expansion plans in South-East Europe", says Bank Austria Creditanstalt's CEO Gerhard Randa.

With total assets of about EUR 330 million and a market share of 5.3 per cent, Commercial Bank "Biochim" PLC is the fourth largest Bulgarian bank and is active in corporate and retail banking, serving some 200,000 customers. The bank has about 2,000 employees at 155 offices (40 branches and 115 smaller sales units) throughout Bulgaria. Biochim was created in 1995 through the merger of Commercial Bank Sofiabank, Commercial Bank Serdika and Commercial Bank Biochim. In 1987, Biochim had been established to support the country's chemical and petrochemical industries. In the past year, the bank's net income before taxes reachd EUR 8.3 million. Its ROE was significantly above 20 per cent.

Highly complementary customer structure

The Bank Austria Creditanstalt Group has been represented in Bulgaria since 1986, since spring 2002 through its banking subsidiary HVB Bulgaria. HVB Bulgaria is a universal bank focusing on

international and local export-oriented corporate customers as well as high net worth individuals. "The banks have a highly complementary customer structure," says Gerhard Randa. HVB Bulgaria's total assets are about EUR 110 million. The bank has 50 employees and operates a branch office in Sofia as well as two representative offices in Rousse and Bourgas. It is planned to integrate the two banks into a single unit within a short time. The bank resulting from this integration process will be the fourth largest bank in Bulgaria with a market share of just under seven per cent. Gerhard Randa: "Our medium-term target is an overall market share of 10 per cent."

South-East Europe: "the growth market in a growth market"

The acquisition of Biochim is part of the targeted growth strategy pursued by the Bank Austria Creditanstalt Group in South-East Europe. In April this year, the Group gained a top position in Croatia through the acquisition of Splitska Banka. The Group is now the third largest bank in Croatia, with a market share of about 10 per cent. In Serbia the Bank Austria Creditanstalt Group officially opened its banking subsidiary in December 2001. The banking subsidiary in Bosnia-Herzegovina will be opened in September this year. "South-East Europe is the growth market in a growth market," says Gerhard Randa. The Bank Austria Creditanstalt Group's total assets in the region of South-East Europe more than doubled, to EUR 3.4 billion, compared with the previous year. Within a year, the number of customers in the region rose from 69,000 to about 540,000.

The Bank Austria Creditanstalt Group is a member of the HVB Group. With total assets of about EUR 725 billion, the HVB Group is among Europe's largest banking groups, with some 70,000 employees serving 8.5 million customers at 2,300 offices. As part of the HVB Group, the Bank Austria Creditanstalt Group is responsible for the markets in Austria and in Central and Eastern Europe, where it has pursued a targeted expansion strategy since the 1990s. It is by far the largest banking group in Austria, with total assets of EUR 160 billion. In Central and Eastern Europe the Group operates the largest banking network: including Biochim, the network comprises 970 offices in 15 countries in this region. Total assets in the region are EUR 26 billion. Added to this are the offices of CA IB and Bank Austria Creditanstalt Leasing, two companies which are also active in almost all countries in the CEE region. In July 2002, Euromoney, the British financial magazine, again named the Bank Austria Creditanstalt Group "Best Bank in Central and Eastern Europe"

Enquiries: Bank Austria Creditanstalt Group Public Relations
Peter N. Thier, tel. +43 1 71191 57126; e-mail: peter.thier@ba-ca.com

Sarajevo, 12 September 2002

Bank Austria Creditanstalt opens subsidiary in Bosnia and Herzegovina

- **Banking group fills last gap in its CEE network**
- **Branches planned to be established in major cities of Bosnia and Herzegovina**
- **Opening of 1,000th branch in CEE within reach**

Bank Austria Creditanstalt, which is responsible within the HVB Group for the markets in Central and Eastern Europe (CEE), has officially opened its banking subsidiary in Bosnia and Herzegovina today. The bank will operate under the brand name of "HVB Bank". From the very beginning, it will serve corporate and private customers. HVB Bank is the Group's tenth greenfield operation in Central and Eastern Europe. The Group, now active in 15 countries, operates the largest international banking network in the region. "With the opening of HVB Bank we have filled the last gap in Central and Eastern Europe," says Willibald Cernko, Senior General Manager within the CEE Division of the Bank Austria Creditanstalt Group.

Bank Austria Creditanstalt has pursued a strategy of strong expansion, especially in South-East Europe. Within a single year, total assets of the bank's operations in South-East Europe have more than doubled to EUR 3.4 billion. During the same period the number of the bank's customers in this region has risen from 69,000 to some 540,000. This rapid expansion was mainly achieved through acquisitions in Bulgaria and Croatia. Splitska Banka, the third-largest Croatian bank, was acquired in the spring of 2002. The contracts for the purchase of Biochim, the fourth-largest Bulgarian bank, were signed in July this year. In addition, a new banking subsidiary in Serbia and Montenegro opened for business in December 2001. "South-East Europe is the growth market in a growth market," says Willibald Cernko, "we use this opportunity to secure a top position in this region very quickly."

At present the Group's CEE network comprises a total of 970 offices, with 22,250 employees serving 3.5 million customers. Total assets of operations in CEE are planned to increase from currently about EUR 26 billion to EUR 40 billion by 2005, and the network will be expanded to a total of 1,000 branches.

Branches planned to be established in major cities of Bosnia and Herzegovina

HVB Bank will commence operations with equity capital of 15 million Konvertiblna Marka (EUR 7.8 million). This is to be increased to 30 million Konvertiblna Marka by the end of this year. "We aim to expand our business operations quickly and we will open branches in the major cities of Bosnia

and Herzegovina," says Franz Friedl, Chairman of HVB Bank's Management Board. For 2003, the bank is planned to set up branches in Banja Luka and Mostar.

HVB Bank is a wholly-owned subsidiary of Bank Austria Creditanstalt with currently 40 employees. The main target group of the bank in the corporate banking sector comprises multinational and local export-oriented companies. In this area the focus is on export and capital investment finance, payment transactions and documentary business. HVB Bank's customers will be able to use the comprehensive know-how of Bank Austria Creditanstalt. This applies primarily to project finance, a sector in which the bank is one of the largest partners of the EBRD (European Bank for Reconstruction and Development).

Franz Friedl sees large growth potential among small local businesses. At the same time the stabilisation of Bosnia and Herzegovina's economy is attracting international investors whom the Group intends to serve from the very beginning. Already today, Austria and Germany are the largest trading partners of, and investors in, Bosnia and Herzegovina. Direct investment from Austria alone has so far reached EUR 100 million. "This figure will certainly increase substantially," says Franz Friedl. In the previous year, foreign direct investment (FDI) totalled EUR 520 million. Economists at the Bank Austria Creditanstalt Group expect FDI to grow by EUR 200 million annually over the next few years.

In the retail banking sector, the new bank, which is a member of the fifth-largest European banking group, will use security and confidence as its major arguments to attract new customers. Franz Friedl: "This will have a positive effect primarily on deposit-taking business."

Bank Austria Creditanstalt is a member of the HVB Group. With total assets of over EUR 725 billion, the HVB Group is among the top five banks in Europe. The HVB Group has about 69,000 employees, who serve 8.5 million customers at more than 2,400 offices. Bank Austria Creditanstalt has total assets of EUR 160 billion and is by far the largest banking group in Austria and the leading international bank in Central and Eastern Europe.

Enquiries: Ildiko Füredi, Bank Austria Creditanstalt Group Public Relations
Tel. +43 (0)50505 56102
e-mail: ildiko.fueredi@ba-ca.com

Bank Austria Creditanstalt

Drucken

Press release

03 ... 7:21

7.10.2002

Bank Austria Creditanstalt finalises acquisition of Biochim

Merger of Biochim and HVB Bulgaria planned to be completed by year-end 2002.
Brand name "Biochim" will continue to be used.
Bank Austria Creditanstalt aims to achieve 10 per cent market share in Bulgaria.

Bank Austria Creditanstalt is responsible within the HVB Group for the markets in Central and Eastern Europe. In July the bank signed the agreement to acquire Biochim, a Bulgarian bank. The closing has taken place in Sofia today. This means that a 99.6 per cent interest in Biochim is transferred to Bank Austria Creditanstalt for the agreed price of EUR 82.5 million, corresponding to a price/book ratio of 2:1. The seller is BCC, the state-owned Bank Consolidation Company. CA IB acted as advisers to the Bank Austria Creditanstalt Group in this acquisition. "Bulgaria is a promising market with large potential for growth. With Biochim we now have a strong partner enabling us to use this potential," says Gerhard Randa, Bank Austria Creditanstalt's CEO.

Commercial Bank "Biochim" AD is the fourth-largest Bulgarian bank, with total assets of about EUR 330 million and a market share of 5.3 per cent. The bank is active in corporate and retail banking, with about 2,000 employees serving some 200,000 customers at 155 sales units throughout the country. In 2001, the bank's net income before taxes reached EUR 8.3 million. Its ROE was significantly above 20 per cent.

The legal merger of Biochim and Bank Austria Creditanstalt's subsidiary, HVB Bulgaria, is planned to take place by the end of this year. "Biochim" is a well-established brand name and widely known in Bulgaria. Therefore the name will continue to be used. The new bank will have a market share of about seven per cent. Bank Austria Creditanstalt's medium-term target is a market share of 10 per cent.

With total assets of EUR 160 billion, Bank Austria Creditanstalt is by far the largest banking group in Austria. It operates the largest banking network in Central and Eastern Europe: including Biochim, the network comprises 970 offices in 15 countries in the CEE region. Total assets of operations in the region are EUR 26 billion. In 2002, the British financial magazines Euromoney and The Banker named Bank Austria Creditanstalt "Best Bank in CEE" and "Bank of the Year in CEE", respectively.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Peter N. Thier, tel. +43 (0)50505 - 57126; e-mail: peter.thier@ba-ca.com

Bank Austria
Creditanstalt

Member of HVB Group

p r e s s   r e l e a s e

Vienna, 7 October 2002

BA-CA signs cooperation agreement with National City Bank

- **Network will be enlarged through the cooperation**
- **Growth of business in Central and Eastern Europe expected**

Bank Austria Creditanstalt (BA-CA) and National City, a US bank, today signed a comprehensive cooperation agreement. Under the agreement, customers of both banks will have access to the other bank's network and service range. The agreement has been concluded for an unlimited period. "We expect a growth of business in Austria and in Central and Eastern Europe (CEE) from this cooperation. In National City, we have found a good partner with a strong market position in the Midwest of the USA", says Karl Samstag, Bank Austria Creditanstalt's deputy CEO.

National City (NYSE:NCC), headquartered in Cleveland, Ohio, is one of the largest financial holding companies in the USA, with total assets of US $99 billion. National City has a sales network of approximately 1,200 branches in Ohio, Michigan, Pennsylvania, Indiana, Kentucky, Illinois, selected US national markets, and Toronto, Canada serving approximately nine million consumers and businesses. Its primary businesses include commercial and retail banking, consumer finance, asset management, mortgage financing and servicing, and card processing.

One purpose of the cooperation with National City is for Bank Austria Creditanstalt (BA-CA) to assist customers from National City's region in doing business in Austria and CEE. The point of liaison with the USA remains the Austrian/CEE Desk of BA-CA based at the HVB office in New York. BA-CA has already concluded similar cooperation agreements this year with the Scandinavian Nordea Group and the Spanish Banco Popular Español (BPE).

BA-CA is the largest Austrian bank and the leading international financial services provider in CEE - the region for which it is responsible within the HVB Group. In Austria, BA-CA operates a network of about 400 branches serving 2 million customers. The Group's CEE

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstraße 13
Postal address: P.O.Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
e-mail: pr@ba-ca.com
www.ba-ca.com

network, extending over 15 countries, currently comprises about 970 branches, through which 3.5 million customers are served.

Inquiries: Bank Austria Creditanstalt Group Public Relations
Peter N. Thier, Tel. +43 (0)50505 ext 57126; e-mail: peter.thier@ba-ca.com

This text is also available at www.ba-ca.com – Company Profile / Press / Current press releases.

Internet sites:
www.ba-ca.com
www.NationalCity.com

Bank Austria
Creditanstalt

Member of HVB Group

p r e s s   r e l e a s e

Vienna, 23 October 2002

Results for the first nine months of 2002:

Bank Austria Creditanstalt has made a good start

- **Operating results up by 15 per cent**
- **Net income before taxes reaches EUR 304 million**
- **Market initiative gaining momentum: 15,000 new customers**
- **IT merger in Poland completed in record time**
- **Substantial investment in CEE network expansion**

Bank Austria Creditanstalt has made a good start. The first few months after the legal merger of Bank Austria and Creditanstalt on 12 August 2002 have been very successful for the bank: IT systems reliability has been maintained, the new organisational structures are efficient, and there is a positive response from the market in customer business: in August and September, the bank won some 15,000 new retail customers. Bank Austria Creditanstalt's CEO Gerhard Randa: "Customers take a favourable view of the merger. Our market initiative is gaining momentum."

The positive development in customer business is also reflected in operating results for the first nine months of the current financial year: despite turbulent trends in stock markets, and despite the difficult economic environment, Bank Austria Creditanstalt's operating results – defined as net interest income after losses on loans and advances plus net fee and commission income plus net trading result minus general administrative expenses – rose by 14.7 per cent to EUR 327 million (2001: EUR 285 million). Net income before taxes was EUR 304 million, 38.8 per cent lower than the previous year's figure (EUR 497 million). The difference is mainly due to the item "balance of other operating income/expenses", which in the previous year included proceeds from the sale of equity interests which were not part of the bank's core business.

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

As at 30 September 2002, the cost/income ratio of Bank Austria Creditanstalt stood at 71 per cent (2001: 68.8 per cent). The return on equity was 8.5 per cent (2001: 13.8 per cent). Bank Austria Creditanstalt's CEO Gerhard Randa: "These figures are below our original expectations. Of course, we must achieve further improvements. But given the market environment – and compared with our domestic competitors in particular – we have held our ground. We see a good trend especially in customer business. I am confident that in the fourth quarter we will reduce the lag behind the previous year's performance."

Items in the income statement

When comparing the figures for the first nine months of 2002 with those for the same period of the previous year, it should be noted that the group of consolidated companies in Bank Austria Creditanstalt's financial statements changed considerably in the second half of 2001 as the bank exchanged international equity interests with HypoVereinsbank.

In the first nine months of 2002, Bank Austria Creditanstalt's net interest income rose by 6.1 per cent to EUR 1,762 million (2001: EUR 1,660 million). As a result of strict risk management, the net charge for losses on loans and advances was reduced by 7.5 per cent to EUR 463 million (2001: EUR 500 million) despite the difficult economic situation. Net interest income after losses on loans and advances thus increased by 12 per cent to EUR 1,299 million (2001: EUR 1,160 million). Net fee and commission income rose by 11.3 per cent to EUR 818 million (2001: EUR 735 million). The net trading result was EUR 102 million, down by 34.3 per cent on the high level achieved in the previous year (2001: EUR 155 million). Against the background of the turbulent stock market developments, this is a good result.

General administrative expenses rose by 7.2 per cent to EUR 1,892 million (2001: EUR 1,765 million). This increase is an intermediate effect resulting from the changes in the group of consolidated companies and from one-off integration costs in Austria and in Poland. At year-end 2002, Bank Austria Creditanstalt will report a significant decline in general administrative expenses compared with the previous year.

Operating results for the first nine months of 2002 thus improved by 14.7 per cent to EUR 327 million (2001: EUR 285 million).

The item "balance of other operating income/expenses" showed a net expense of EUR 15 million, a substantial decrease on the previous year's figure of EUR 216 million, which had included proceeds from the sale of equity interests not forming part of the bank's core business and from the exchange of international equity interests with HypoVereinsbank. Thus Bank Austria Creditanstalt's operating profit for the first nine months of 2002 was EUR 312 million, 37.8 per cent lower than in the previous year (2001: EUR 501 million). Net income from investments amounted to EUR 42 million (2001: EUR 24 million). Net income before taxes was EUR 304 million, down by 38.8 per cent on the previous year's figure (2001: EUR 497 million).

The cost/income ratio was 71 per cent (2001: 68.8 per cent). The return on equity reached 8.5 per cent (2001: 13.8 per cent). Shareholders' equity averaged EUR 4,809 million (2001: EUR 4,745 million) and the Tier 1 capital ratio was 6.6 per cent.

Business segment results

Bank Austria Creditanstalt changed its business segment reporting system in 2002. For this reason a comparison with the figures for the first nine months of 2001 is not meaningful. Therefore, business segment results for the first nine months of 2002 are compared with three-quarters of the figures for 2001 as a whole. With this reservation, the business segment figures show that results from customer business improved despite difficult market conditions. In those segments which reflect business with customers – "Domestic Private Customers and Professionals", "Domestic Corporate Customers", "Real Estate Finance and Real Estate Customers" and "Central and Eastern Europe (CEE)" – Bank Austria Creditanstalt's net income before taxes increased by 17 per cent to EUR 318 million (2001: EUR 272 million). This is in line with the favourable trend in operating results reflected in the income statement.

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
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Net income before taxes in the **Domestic Private Customers and Professionals** segment rose by 29 per cent to EUR 112 million (2001: EUR 87 million). The return on equity was 21.1 per cent (2001: 19.4 per cent). This business segment benefited from the merger of Bank Austria and Creditanstalt on 12 August 2002: in August and September alone, Bank Austria Creditanstalt won 15,000 new private customers. The new Bank Austria Creditanstalt offers its customers a network of 400 branches throughout Austria. This means that for former Creditanstalt customers, who were served by 190 branches before the merger, the number of branches has more than doubled. Moreover, Bank Austria Creditanstalt now offers a new range of products composed of the best and most successful products of both banks.

The **Domestic Corporate Customers** segment also achieved a substantial increase in its net income before taxes, from EUR 44 million in the previous year to EUR 106 million. The return on equity rose to 8.2 per cent (2001: 3.9 per cent). Bank Austria Creditanstalt is the leading bank for corporate customers in Austria. 70 per cent of all medium-sized companies with sales between EUR 7 million and EUR 40 million are customers of Bank Austria Creditanstalt. Among large companies the proportion is over 80 per cent. The bank is the market and know-how leader and is thus very well placed to further expand its market position in the coming years. A few weeks ago, Bank Austria Creditanstalt's expertise was confirmed by "Global Finance", a US financial magazine, which named it "Best Bank in Project Finance in CEE".

Net income before taxes in the **Real Estate Finance and Real Estate Customers** segment was EUR 28 million, up by 43.7 per cent on the previous year's figure (2001: EUR 20 million). The return on equity reached 11.3 per cent (2001: 7.8 per cent). This segment includes business with institutional real estate customers. In this segment, too, the new Bank Austria Creditanstalt is the clear market leader in Austria, with a financing volume of EUR 10 billion.

Bank Austria Creditanstalt's subsidiaries in Central and Eastern Europe reported pre-tax profits of EUR 194.3 million, an increase of 24 per cent on the previous year's figure (EUR 156.5 million). A significant improvement in results was achieved particularly in Poland, and the first-time consolidation of Splitska Banka in Croatia also accounted for some of the increase (EUR 12.4 million). After amortisation of goodwill, consolidation effects and costs incurred in Vienna, the **CEE** segment's net income before taxes for the first nine months reached EUR 72 million (2001: EUR 121 million). The return on equity was 11.4 per cent (2001: 24.1 per cent), the ROE will increase by the end of the year. This year Bank Austria

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
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Creditanstalt has invested heavily in the expansion of its network in CEE. In the second quarter it acquired Splitska Banka, and a few weeks ago it purchased the Bulgarian bank Biochim. The branch networks in other CEE countries are being strongly expanded. Results for the first nine months of 2002 also include one-off integration expenses arising from the merger of the two banking subsidiaries in Poland (BPH and PBK). The IT systems merger of the two banks took place a few days ago. This means that one of the largest IT systems projects ever carried out in the CEE region was successfully completed in the record time of only 12 months. The merger of the two banks has thus been largely completed. Moreover, the economic situation in Poland is improving.

The CEE region is a core market of Bank Austria Creditanstalt. The Group offers its customers the leading network in the region. This network comprises more than 900 offices in 15 countries. The Group offers a complete range of financial services in the region: from retail banking to corporate banking and investment banking all the way to leasing services. This is the most extensive range of services offered by any bank in the region. A few months ago, the British financial magazines "The Banker" and "Euromoney" recognised the strong position of the Bank Austria Creditanstalt Group by naming it "Bank of the Year in CEE" and "Best Bank in CEE", respectively.

Bank Austria Creditanstalt is responsible within the HVB Group for business development in the CEE markets and pursues a consistent strategy of expansion in the region. Over the past five years, the Group's total assets in Central and Eastern Europe have increased almost tenfold, to EUR 26 billion. The Group's objective is to increase total assets in the region to EUR 40 billion by the year 2005.

The **International Markets** segment comprises treasury operations and capital market activities of Bank Austria Creditanstalt. In a turbulent environment in international capital markets, the business segment held its own, generating net income before taxes of EUR 85 million. This figure was 31.1 per cent lower than the very good performance achieved in the previous year (EUR 123 million). The return on equity in this business segment reached an excellent 42.8 per cent (2001: 71.8 per cent).

Net income before taxes in the **Asset Management** segment was EUR 22 million, 14.9 per cent lower than in the previous year (2001: EUR 26 million). The return on equity was 26.8 per cent (2001: 32.6 per cent). With assets under management of EUR 26 billion, the Bank Austria Creditanstalt Group is among the leading providers of asset management services in Austria.

The **Other Items** segment showed a net loss of EUR 121 million, after net income of EUR 71 million in the previous year. This signficant difference resulted from the fact that the previous year's figure for this segment included substantial proceeds from the sale of equity interests. In addition, results for the current financial year reflect higher refinancing costs relating to unconsolidated companies in which an interest is held, as well as lower dividend income from equity interests.

Inclusion of results in the business segments of the HVB Group

Bank Austria Creditanstalt's net income before taxes of EUR 304 million for the first nine months of 2002 is included in the HVB Group's business segment results in the following way: goodwill amortisation and refinancing costs as well as other consolidation effects are deducted from the figure of EUR 304 million. The remaining amount of EUR 148 million is then apportioned to the HVB Group's business segments – EUR 73 million to the Austria and CEE segment, EUR 39 million to Corporates & Markets, EUR 13 million to Wealth Management, EUR 23 million to Other Items.

Balance sheet data for Bank Austria Creditanstalt

As at 30 September 2002, total assets of Bank Austria Creditanstalt were EUR 152 billion (31 December 2001: EUR 159.6 billion). On the assets side, loans and advances to, and placements with, banks were reduced by 19.4 per cent to EUR 34.3 billion (2001: EUR 42.6 billion) compared with the year-end 2001 level. As the economic environment resulted in lower credit demand, loans and advances to customers declined by 2.4 per cent to EUR 76.7 billion (2001: EUR 78.6 billion). Investments rose by 2.2 per cent to EUR 18.2 billion (2001: EUR 17.8 billion).

The decline on the liabilities side was spread over various items: amounts owed to banks fell by 3.5 per cent to EUR 46.7 billion (2001: EUR 48.4 billion). Amounts owed to customers declined by 8.6 per cent to EUR 54.8 billion (2001: EUR 60 billion). Liabilities evidenced by certificates were EUR 21.5 billion, down by 7.5 per cent (2001: EUR 23.2 billion).

Enquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, tel. +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com

This text is also available at www.ba-ca.com – Company Profile / Press / Current press releases.

Bank Austria Creditanstalt

Member of HVB Group

Income statement of Bank Austria Creditanstalt for the first nine months of 2002

EUR m	First nine months of 2002	First nine months of 2001	Change in EUR m	Change in per cent
Net interest income	1,762	1,660	102	6.1
Losses on loans and advances	463	500	-37	-7.5
Net interest income after losses on loans and advances	1,299	1,160	139	12.0
Net fee and commission income	818	735	84	11.3
Net trading result	102	155	-53	-34.3
General administrative expenses	1,892	1,765	127	7.2
Balance of other operating income/expenses	-15	216	-231	>100
Operating profit	**312**	**501**	**-188**	**-37.8**
Net income from investments	42	24	18	76.4
Amortisation of goodwill	-47	-26	-21	82.6
Balance of other income/expenses	-3	-1	-2	>100
Profit from ordinary activities	304	497	-193	-38.8
Net income before taxes	**304**	**497**	**-193**	**-38.8**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Balance sheet of Bank Austria Creditanstalt at 30 September 2002

Assets	**30 Sept. 2002 in EUR m**	**31 Dec. 2001 in EUR m**	**Change in EUR m**	**Change in per cent**
Cash and balances with central banks	2,905	3,428	-523	-15.2
Loans and advances to, and placements with, banks	34,327	42,596	-8,268	-19.4
Loans and advances to customers	76,697	78,583	-1,886	-2.4
- Loan loss provisions	-3,668	-3,425	-244	7.1
Trading assets	16,109	13,735	2,374	17.3
Investments	18,209	17,819	390	2.2
Intangible assets	1,037	1,045	-8	-0.7
Property and equipment	1,211	1,308	-96	-7.4
Other assets	5,180	4,508	672	14.9
Total assets	**152,008**	**159,597**	**-7,588**	**-4.8**
Liabilities and shareholders' equity	**30 Sept. 2002 in EUR m**	**31 Dec. 2001 in EUR m**	**Change in EUR m**	**Change in per cent**
Amounts owed to banks	46,658	48,352	-1,694	-3.5
Amounts owed to customers	54,813	59,962	-5,149	-8.6
Liabilities evidenced by certificates	21,456	23,186	-1,730	-7.5
Trading liabilities	8,662	7,122	1,540	21.6
Provisions	3,238	3,251	-14	-0.4
Other liabilities	4,860	4,420	439	9.9
Subordinated capital	6,651	7,232	-581	-8.0
Minority interests	928	1,196	-268	-22.4
Shareholders' equity	4,743	4,875	-132	-2.7
Total liabilities and shareholders' equity	**152,008**	**159,597**	**-7,588**	**-4.8**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Bank Austria Creditanstalt

Member of HVB Group

Press release Sofia-Vienna, 30 December 2002

Biochim and HVB Bulgaria merge to form the fourth-largest bank in Bulgaria

- **Legal merger carried out in record time and successfully completed on 27 December 2002**
- **Biochim aims to strongly expand its business activities**
- **The bank plans to increase its market share to ten per cent and double the number of its customers by 2005**

The legal merger of Bank Austria Creditanstalt's subsidiaries Biochim and HVB Bulgaria was successfully completed with the entry of the new Biochim in the Bulgarian register of companies on 27 December 2002. As a result of the merger, Biochim is now the fourth-largest Bulgarian bank, with total assets of 810 million leva (EUR 409 million), a market share of just under seven per cent, 156 offices and 200,000 customers. The merger was carried out in the record time of only 2 ½ months. "This speed was only possible thanks to excellent cooperation with the Bulgarian banking supervisory authorities and the competent commercial court in Sofia," says Anton Knett, Chairman of Biochim's Supervisory Board. The IT merger will take place immediately after the legal merger: the bank will start the new year with a joint IT systems platform.

After the merger Biochim will pursue a strategy of strong growth: the bank aims to increase its market share to ten per cent by 2005, and to double the number of its customers to 400,000. Biochim's strategy is based on the existing strengths of both banks. "After the merger we will focus all our efforts and attention on our customers," says Rumen Beremski, Chairman of Biochim's Management Board.

Biochim's privatisation process was completed on 7 October 2002, when Bank Austria Creditanstalt acquired the Bulgarian bank. Its equity interest in Biochim is currently 99.68 per

Bank Austria Creditanstalt AG
A-1030 Wien, Vordere Zollamtsstraße 13
Postanschrift: Postfach 22000, A-1011 Wien
DVR: 0030066

Rückfragen: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
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cent. Bank Austria Creditanstalt is a member of the HVB Group and is responsible, within the HVB Group, for business development in Austria and in Central and Eastern Europe. With total assets of about EUR 21.4 billion and a network comprising 900 branches in 15 countries, the Group is the largest international provider of financial services in Central and Eastern Europe.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Peter N. Thier, Tel. 71191 DW 57126; e-mail: peter.thier@ba-ca.com

Bank Austria
Creditanstalt

A member of HVB Group

P r e s s   r e l e a s e

Vienna, 19 February 2003

Preliminary results for the 2002 financial year:

Bank Austria Creditanstalt benefits from successful integration

- **Operating profit up by about 4 per cent**
- **Bank Austria Creditanstalt thus outperforms the Austrian banking industry average**
- **General administrative expenses down by some 10 per cent**
- **Net income before taxes exceeds EUR 500 million despite difficult environment**

According to preliminary figures for the 2002 financial year, Bank Austria Creditanstalt's net income before taxes amounted to EUR 504 million. This figure is 23 per cent lower than the previous year's level (2001: EUR 655 million), but the key profitability indicators are still good: the return on equity before taxes is 10.6 per cent (2001: 13.8 per cent), the cost/income ratio is below the 70 per cent mark, at 69.3 per cent (2001: 68.8 per cent).

Bank Austria Creditanstalt CEO Gerhard Randa: "Considering the difficult economic environment, these are respectable results. We have thus performed better than most of our Austrian competitors."

Bank Austria Creditanstalt's banking subsidiaries in Central and Eastern Europe (CEE) developed very favourably in 2002. Net income before taxes achieved by the CEE network rose by 34 per cent to EUR 280 million (2001: EUR 209 million). Bank Austria Creditanstalt is responsible within the HVB Group for the markets in the CEE region, where the Group's network comprises 900 offices in 15 countries.

Over the past six years, since the acquisition of Creditanstalt, Bank Austria Creditanstalt has consistently adjusted its corporate structure. In 2002, the bank started to benefit considerably from effects resulting from the integration of Bank Austria and Creditanstalt and from the integration of Bank Austria Creditanstalt into the HVB Group. These effects are mainly reflected on the cost side. Bank Austria Creditanstalt reduced general

Bank Austria Creditanstalt AG
A-1030 Wien, Vordere Zollamtsstraße 13
Postanschrift: Postfach 22000, A-1011 Wien
DVR: 0030066

Rückfragen: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
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administrative expenses by EUR 270 million or 9.7 per cent to EUR 2,503 million (2001: EUR 2,773 mllion). The bank's position in this area compares very favourably with that of its Austrian competitors: according to forecast data compiled by the Austrian central bank, aggregate general administrative expenses of all Austrian credit institutions continued to rise in 2002. The difference is even more significant in the area of risk costs: in 2002, Bank Austria Creditanstalt reduced the net charge for losses on loans and advances through strict risk management by 23.7 per cent to EUR 537 million (2001: EUR 703 million). For the banking industry as a whole, the Austrian central bank expects an increase of 8 per cent in this area.

With this success on the cost side, Bank Austria Creditanstalt more than offset the income trend, which was slightly weaker as a result of the economic environment: Bank Austria Creditanstalt's operating profit rose by 3.7 per cent to EUR 572 million (2001: EUR 552 million) – in this area, too, the bank outperformed the banking industry average, which declined slightly according to the Austrian central bank's forecast data.

Income items of Bank Austria Creditanstalt in detail: Net interest income after losses on loans and advances declined by 10.1 per cent to EUR 1,770 million (2001: EUR 1,969 million). Trading operations of Bank Austria Creditanstalt again performed strongly. The net trading result was EUR 231 million, down by only 11.4 per cent on the very high figure for the previous year, despite turbulent developments in the capital markets. Net fee and commission income rose slightly, by 1.4 per cent to EUR 1,076 million (2001: EUR 1,061 million). Thus the operating profit reached EUR 572 million.

Bank Austria Creditanstalt's net income from investments was EUR 28 million, significantly lower than in the previous year (2001: EUR 187 million). In 2001, this item included substantial one-off revenues from the sale of equity interests in industrial companies not forming part of the bank's core business, and from the transfer of international equity interests from/to HypoVereinsbank. Thus preliminary net income before taxes for 2002 was EUR 504 million, after EUR 655 million for the previous year.

Bank Austria Creditanstalt AG
A-1030 Wien, Vordere Zollamtsstraße 13
Postanschrift: Postfach 22000, A-1011 Wien
DVR: 0030066

Rückfragen: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
E-Mail: pr@ba-ca.com
www.ba-ca.com

Income statement of Bank Austria Creditanstalt for 2002

	2002 in EUR m	2001 in EUR m	Change in EUR m	Change in per cent
Net interest income	2,307	2,672	-366	-13.7
Losses on loans and advances	-537	-703	166	23.7
Net interest income after losses on loans and advances	1,770	1,969	-199	-10.1
Net fee and commission income	1,076	1,061	15	1.4
Net trading result	231	261	-30	-11.4
General administrative expenses	-2,503	-2,773	270	9.7
Balance of other operating income / expenses	-1	34	-36	-104.2
Operating profit	**572**	**552**	**20**	**3.7**
Net income from investments	28	187	-158	-84.8
Amortisation of goodwill	-88	-73	-14	-19.7
Balance of other income / expenses	-8	-10	2	-18.4
Profit from ordinary activities	504	655	-151	-23.0
Balance of extraordinary income / expenses	-	-	-	-
Net income before taxes	**504**	**655**	**-151**	**-23.0**

Enquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, tel. +43 (0)5 05 05 57007
e-mail: martin.hehemann@ba-ca.com

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Bank Austria
Creditanstalt

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Presseinformation

10.03.2003

Bank Austria Creditanstalt opens representative office in Macedonia

- **Representative office as a first step into Macedonia.**
- **Bank Austria Creditanstalt strengthens its network in South-East Europe.**

Bank Austria Creditanstalt starts its activities in Macedonia with the opening of a representative office in Skopje. "By setting up this representative office we now have a presence in this market, too. This means that there is no white patch left on our map of South-East Europe," says Anton Knett, Head of the South-East Europe Division of Bank Austria Creditanstalt.

With the new representative office, Bank Austria Creditanstalt makes the first step into Macedonia. Over the next few months the bank will explore local business opportunities and examine the possibilities of opening a banking subsidiary. The representative office will have a hub function: Bank Austria Creditanstalt gives Macedonian companies access to international markets and makes its full expertise available to these companies. On the other hand, the stabilisation of the country's economy is attracting international investors planning to expand into the Macedonian market. Bank Austria Creditanstalt intends to serve these investors already at an early stage. Apart from the Balkan states, Austria and Germany are among Macedonia's major trading partners and investors in the country.

Bank Austria Creditanstalt strengthens its presence in South-East Europe.
The opening of the representative office in Macedonia is part of Bank Austria Creditanstalt's targeted growth strategy in South-East Europe (SEE). In the past year, Bank Austria Creditanstalt consistently continued its expansion in the region by acquiring Splitska Banka, the third-largest Croatian bank, in spring 2002, and Biochim, the fourth-largest bank in Bulgaria, in summer last year. Together with its local banking subsidiary, Bank Austria Creditanstalt now has a market share of over seven per cent in Bulgaria. In Serbia and Montenegro, Bank Austria Creditanstalt opened its banking subsidiary in December 2001. Another banking subsidiary was established in Bosnia and Herzegovina in September 2002.

"South-East Europe is the growth market within the growth market", says Anton Knett. Compared with the previous year, total assets of Bank Austria Creditanstalt's operations in the region of South-East Europe more than doubled to EUR 3.4 billion. Within a single year, the number of customers in SEE rose from 69,000 to about 540,000.

The leading network in Central and Eastern Europe.
Bank Austria Creditanstalt is by far the largest banking group in Austria, with total assets of EUR 150 billion. Since the early 1990s, the Group has pursued a targeted strategy of expansion in Central and Eastern Europe (CEE). This early commitment to the region has given the Group clear advantages: today it operates the largest international network of banks in the region. As a member of the HVB Group, Bank Austria Creditanstalt is responsible for business development in the CEE markets. Its network in CEE currently comprises about 900 offices, with 21,400 employees serving 3.6 million customers. Following the establishment of the representative office in Macedonia, the Group is now active in 16 countries in this region. Operations in CEE have total assets of EUR 24 billion, making Bank Austria Creditanstalt the leading international network bank in CEE. Its market share in the individual countries ranges between 5 and 10 per cent. In summer 2002, The Banker named Bank Austria Creditanstalt "Bank of the Year in Austria" and "Bank of the Year in Central and Eastern Europe", and Euromoney named it "Best Bank in Austria" and "Best Bank in Central and Eastern Europe".

Enquiries: Bank Austria Creditanstalt Group Public Relations
Ildiko Füredi, tel. +43 50505 56102, e-mail: ildiko.fueredi@ba-ca.com

Bank Austria Creditanstalt

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Presseinformation

18.03.2003

Changes in the Managing Board and Supervisory Board of Bank Austria Creditanstalt

A number of changes in the Managing Board and the Supervisory Board of Bank Austria Creditanstalt will become effective on 31 March 2003:

Gerhard Randa, 58, will become Chairman of the Supervisory Board of Bank Austria Creditanstalt. In his capacity as member of the HVB Group's Board of Managing Directors with responsibility for the business segment comprising Austria and CEE (Central and Eastern Europe), he will continue to be closely involved in the activities of Bank Austria Creditanstalt. Gerhard Randa: "In my new role I will remain fully responsible for the results of Bank Austria Creditanstalt."

Karl Samstag, who has so far been Deputy Chairman of the Managing Board, will succeed Gerhard Randa in the position of Chairman of the Managing Board of Bank Austria Creditanstalt. Karl Samstag, 58, joined the Managing Board of what is now Bank Austria Creditanstalt in 1991. He has been responsible on the Managing Board for the bank's corporate banking activities for many years, and has gained strong expertise in customer business. His objective is to make more intensive use of this expertise in the coming years to support the customer campaign launched by Bank Austria Creditanstalt. Gerhard Randa: "Karl Samstag and I will work together very closely. He will be in charge of the bank's operating activities and I will be closely involved in all questions regarding strategy and investment policy."

Karl Samstag's previous responsibilities – corporate banking in Austria and business with institutional customers in the real estate sector – will be taken over by two new members of the Managing Board: Regina Prehofer and Willibald Cernko.

Regina Prehofer, 46, will be responsible for business with major corporates and with institutional customers in the real estate sector. She joined Creditanstalt in 1987 and now becomes the first woman to be appointed as a member of the Managing Board of Bank Austria Creditanstalt. At present she is Head of the Corporate Customers Division of Bank Austria Creditanstalt.

Willibald Cernko, 46, is currently Head of the CEE Division. With effect from 1 April he will be responsible at Managing Board level for corporate and retail banking in Austria. Willibald Cernko worked in the former Creditanstalt and has been active for the Bank Austria Creditanstalt Group for 18 years.

Another new member of the Managing Board of Austria's largest bank will be Helmut Gropper, 47. He will perform the function of Chief Financial Officer (CFO). Most recently, Helmut Gropper headed the Budget Department at the Bavarian State Ministry of Finance and he was a member of the Supervisory Board of Bayerische Hypo- und Vereinsbank AG.

Friedrich Kadrnoska, 51, will assume responsibility for business development in Central and Eastern Europe. He is an experienced banker and has been a member of the Managing Board since 1995. In addition to his current responsibilities – equity interest management and human resources – Friedrich Kadrnoska will take over the function of Deputy Chairman of the Managing Board.

Wolfgang Haller, 51, who is currently responsible for retail banking operations, will become Chief Operating Officer (COO). He held this position on the Managing Board of Bank Austria Creditanstalt from 1997 to 2001. Moreover, this change reflects the fact that Wolfgang Haller recently became active in this area as a divisional board member at HVB Group level.

Jochen-Michael Speek, 54, who has so far been Chief Operating Officer, will leave the

Managing Board of Bank Austria Creditanstalt. Jochen-Michael Speek, who made a significant contribution to the successful merger of Bank Austria and Creditanstalt completed last summer, will take up a new function outside the HVB Group.

The responsibilities of Willi Hemetsberger, 44, (Chief Market Officer) and Erich Hampel, 52, (Chief Risk Officer) remain unchanged. In the future, the Managing Board of Bank Austria Creditanstalt will have eight members. Two of them have a dual function within the HVB Group (Wolfgang Haller and Willi Hemetsberger). Gerhard Randa: "With these changes we now have a clearly defined management structure in the HVB Group and in Bank Austria Creditanstalt. And our best young managers have taken over important management functions."

There will also be changes in the Supervisory Board of Bank Austria Creditanstalt. Gerhard Randa will become Chairman of the Supervisory Board, succeeding Albrecht Schmidt in this function. New members of the Supervisory Board will be Franz Rauch, an Austrian industrialist, and Armin Fehle. Both were members of the Supervisory Board of the former Creditanstalt. Michael Mendel, who is a member of the Board of Managing Directors of the HVB Group, will also become a member of the Supervisory Board of Bank Austria Creditanstalt. He was a member of the bank's Managing Board for one year. Dieter Rampl, Spokesman of the Board of Managing Directors of the HVB Group, and Albrecht Schmidt will resign from the Supervisory Board of Bank Austria Creditanstalt.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, tel. +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com

Bank Austria
Creditanstalt

A Member of HVB Group

CC ... 7:21

p r e s s   r e l e a s e

Vienna, 28 March 2003

Bank Austria Creditanstalt strengthens its capital base through IPO for expansion in CEE

- **Tier 1 capital ratio will rise from currently 6.8 per cent to a level well above 7 per cent**
- **Net income before taxes of CEE banking subsidiaries rises to EUR 280 million for 2002, up from EUR 209 million in the previous year**
- **CEE subsidiaries are expected to achieve significant annual growth in net income**
- **Bank Austria Creditanstalt's operating profit for 2002 reaches high level of EUR 572 million**
- **Bank Austria Creditanstalt achieves net income before taxes of EUR 504 million despite unfavourable environment**
- **Net income after taxes and minority interests amounts to EUR 309 million**

Bank Austria Creditanstalt's net income before taxes for 2002 reached EUR 504 million. Net income after taxes and minority interests was EUR 309 million. These figures are 23 per cent and 36 per cent, respectively, below the previous year's levels. A very favourable trend was seen in the operating profit, which increased by 3.7 per cent to EUR 572 million, rising to the highest level since the Bank Austria Creditanstalt Group was created. "Given the extremely difficult environment, these are respectable results, but we have to improve our performance. The earnings potential of the bank is reflected in its operating profit: in 2002, a year of crises, we further improved the operating performance. Operating components accounted for almost all of Bank Austria Creditanstalt's profits, this is a good development. We are clearly benefiting from successful integration work carried out over the past few years", says Gerhard Randa, Bank Austria Creditanstalt's CEO. "With our clear focus on Austria and Central and Eastern Europe, our position is better than ever before."

The planned capital increase, which will be carried out by way of an initial public offering in the first half of 2003, will substantially increase Bank Austria Creditanstalt's capital base. The Tier 1 capital ratio of currently 6.8 per cent will rise to a level significantly above 7 per cent.

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

This will give Bank Austria Creditanstalt a very strong capital base for the substantial expansion of its activities in Central and Eastern Europe (CEE). Bank Austria Creditanstalt's CEO Gerhard Randa: "With this capital increase we will have a significantly better base than most of our competitors in CEE. We aim to strongly expand our top position in this region."

In 2002, the banking subsidiaries in Central and Eastern Europe developed very favourably. Net income before taxes of CEE operations increased by 34 per cent to EUR 280 million (2001: EUR 209 million). Within the HVB Group, Bank Austria Creditanstalt is responsible for markets in the CEE region. Here the Group's presence comprises 900 offices in 16 countries. Gerhard Randa: "We have many plans for this region, we will pursue further substantial growth in CEE. We expect our CEE subsidiaries to achieve significant annual growth in net income."

The structure of Bank Austria Creditanstalt's results improved significantly in 2002. This can be seen not only from the increase in operating profit. Net fee and commission income as a percentage of total operating revenues – a key ratio used in analysing the structure of profits – rose strongly, too. In 1998, this ratio was 24 per cent, rising to 26.6 per cent in 2001 and 29.8 per cent in 2002. This figure compares very favourably with the levels at other banks in Austria and abroad. Another important key indicator is the net charge for losses on loans and advances expressed as a percentage of net interest income. A similarly favourable trend was seen in this indicator: in 1998, this ratio was 37 per cent. Since then it has steadily declined to 26.3 per cent in 2001 and 23.3 per cent in 2002.

A highly positive development can be seen on the cost side, too: over the past six years, since the acquisition of Creditanstalt, Bank Austria Creditanstalt has consistently adjusted its corporate structure. As a result, the bank has been able to keep costs in Austria at a stable level since 1998, while costs in the Austrian banking industry as a whole have increased by more than 20 per cent over the same period. In 2002, general administrative expenses at Bank Austria Creditanstalt – including the CEE units – were EUR 270 million lower than in the previous year, a decrease of almost 10 per cent. Gerhard Randa: "The cost reduction programmes carried out in the past years are now paying off. We keep costs under control."

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Review of financial performance in 2002

In 2002, Bank Austria Creditanstalt's net interest income was EUR 2,307 million, down by 13.7 per cent (2001: EUR 2,672 million). This decline reflects the weak economic environment and the flat yield curve. Trends on the risk side were encouraging: despite the large number of insolvencies in the Austrian business sector, the bank succeeded in reducing the net charge for losses on loans and advances by 23.7 per cent to EUR 537 million (2001: EUR 703 million). Net interest income after losses on loans and advances thus reached EUR 1,770 million. This figure was 10.1 per cent lower than in the previous year (2001: EUR 1,969 million). Trading operations of Bank Austria Creditanstalt again performed strongly despite turbulent developments in capital markets: at EUR 231 million, the net trading result was only 11.4 per cent lower than the extremely good result achieved in the previous year. Net fee and commission income also developed favourably, improving by 1.4 per cent to EUR 1,076 million (2001: EUR 1,061 million).

The declines on the income side which were caused by the overall economic environment were more than offset by the effects of Bank Austria Creditanstalt's strict cost management: general administrative expenses fell by 9.7 per cent to EUR 2,503 million (2001: EUR 2,773 million). The operating profit thus reached EUR 572 million, an increase of 3.7 per cent over the previous year (2001: EUR 552 million).

Bank Austria Creditanstalt's net income from investments for 2002 was EUR 28 million, significantly lower than in the previous year (2001: EUR 187 million). In 2001, this item included substantial one-off revenues from the sale of equity interests which were not part of the bank's core business, and from transfers of international equity interests from/to HypoVereinsbank. Net income before taxes for 2002 was EUR 504 million, down by 23 per cent on the previous year (2001: EUR 655 million). Net income after taxes and minority interests was EUR 309 million, 36 per cent lower than in the previous year (2001: EUR 483 million). At 69.3 per cent, the cost/income ratio remained below the 70 per cent mark. As at 31 December 2002, the Tier 1 capital ratio was 6.8 per cent, exceeding the minimum legal requirement of 4 per cent by 70 per cent. The return on equity (ROE) before taxes reached 10.6 per cent, the ROE after taxes and before amortisation of goodwill was 8.4 per cent.

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Inclusion of results in the business segments of the HVB Group

Bank Austria Creditanstalt's net income before taxes of EUR 504 million for 2002 is included in the HVB Group's business segment results in the following way: additional goodwill amortisation and refinancing costs as well as other consolidation effects are deducted from the figure of EUR 504 million. The remaining amount of EUR 263 million is then apportioned to the HVB Group's business segments: EUR 319 million to the Austria and CEE segment, the amount of minus EUR 61 million to Corporates & Markets, EUR 5 million to Other Items.

Segment results of Bank Austria Creditanstalt for 2002

Bank Austria Creditanstalt publishes details of the results of individual business segments in accordance with IAS rules. Bank Austria Creditanstalt is divided into six business segments: Private Customers and Professionals Austria, Corporate Customers Austria, Real Estate Finance and Real Estate Customers Austria, CEE, International Markets, and Asset Management.

Private Customers and Professionals Austria

Key figures:

	2002 in EUR m	2001 in EUR m	Change in %
Net interest income	775	825	-6.1
Losses on loans and advances	-97	-89	9.9
Net fee and commission income	435	446	-2.4
Net trading result	-	2	-91.0
General administrative expenses	-999	-1,101	-9.3
Net income before taxes	131	116	12.7
Equity	707	598	18.2
	in %	in %	
ROE before taxes	18,5	19,4	
Cost/income ratio	81.3	84.5	

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

In 2002, the Private Customers and Professionals Austria segment recorded net income before taxes of EUR 131 million, an increase of 12.7 per cent (2001: EUR 116 million). This success was achieved despite additional burdens resulting for the retail sales sector from the integration of Bank Austria and Creditanstalt. The return on equity before taxes was 18.5 per cent, the cost/income ratio reached 81.3 per cent.

In its retail banking activities, the Bank Austria Creditanstalt Group pursues an innovative multi-channel strategy. Customers can settle their banking transactions via the distribution channel they prefer: branches, mobile sales teams, and direct sales channels (online banking, telephone banking). Branches are the mainstay of customer business, but mobile sales and direct banking services are gaining in importance: in 2002, the number of customers using the bank's OnlineB@nking services rose by 31 per cent to 363,000 (2001: 277,000 customers). Mobile sales teams are an essential factor on the financing side. In 2002, mobile sales accounted for EUR 720 million or 30 per cent of new business (2001: EUR 650 million). The relevant volume is planned to be increased to EUR 1,500 million by 2005, with the share of new business generated by mobile sales teams rising to 50 per cent of the total amount.

Corporate Customers Austria

Key figures:

	2002 in EUR m	**2001 in EUR m**	**Change in %**
Net interest income	629	698	-9.9
Losses on loans and advances	-292	-444	-34.2
Net fee and commission income	265	279	-5.2
Net trading result	3	1	-
General administrative expenses	-435	-490	-11.3
Net income before taxes	207	59	252.2
Equity	1,708	1,503	13.6
	in %	**in %**	
ROE before taxes	12.1	3.9	
Cost/income ratio	48.0	49.4	

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

The Corporate Customers Austria segment substantially improved its net income before taxes, from EUR 59 million in 2001 to EUR 207 million in 2002. Major contributions to this improvement came from a significantly lower net charge for losses on loans and advances, which was reduced by 34 per cent from EUR 444 million to EUR 292 million, and from a reduction of 11 per cent in general administrative expenses, to EUR 435 million (2001: EUR 490 million). The cost/income ratio was 48 per cent. The return on equity before taxes reached 12.1 per cent.

Bank Austria Creditanstalt is the leading bank for corporate customers in Austria, with a customer share of up to 80 per cent in this segment. The bank holds a particularly strong position in all product areas of corporate finance business which require a high level of expertise: from leasing to private equity products and structured financings all the way to export and project finance. At present Bank Austria Creditanstalt is making intensive efforts to prepare its customers for the changes which the new capital adequacy framework, known as "Basel 2", will bring for them. An important topic in this connection is "How to manage my credit rating?". In this area, Bank Austria Creditanstalt was the first bank in Austria to develop a special rating advisory product – "RatingBeratung der BA-CA" – which it offers to corporate customers free of charge.

Real Estate Finance and Real Estate Customers Austria

Key figures:

	2002 in EUR m	**2001 in EUR m**	**Change in %**
Net interest income	97	94	2.5
Losses on loans and advances	-26	-50	-48.5
Net fee and commission income	10	9	11.4
Net trading result	-	-	-
General administrative expenses	-32	-27	17.8
Net income before taxes	45	26	72.9
Equity	331	333	-
	in %	**in %**	
ROE before taxes	13.6	7.8	
Cost/income ratio	30.1	26.4	

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Net income before taxes in the Real Estate Finance and Real Estate Customers Austria segment rose from EUR 26 million in 2001 to EUR 45 million in 2002. The cost/income ratio was 30.1 per cent. The return on equity reached 13.6 per cent. In this business segment, too, Bank Austria Creditanstalt is the clear market leader in Austria, with a total financing volume of about EUR 10 billion.

CEE

Key figures:

	2002 in EUR m	2001 in EUR m	Change in %
Net interest income	639	758	-15.7
Losses on loans and advances	-101	-119	-15.6
Net fee and commission income	328	269	21.8
Net trading result	29	101	-71.2
General administrative expenses	-725	-779	-6.9
Net income before taxes	142	162	-11.9
Equity	831	671	23.8
	in %	In %	
ROE before taxes	17.1	24.1	
Cost/income ratio	73.2	70.0	

Bank Austria Creditanstalt's subsidiaries in CEE achieved net income before taxes of EUR 280 million, an increase of 34 per cent over the previous year's figure (EUR 209 million). Especially the results of operations in Poland were substantially higher than in the previous year, a smaller part of the increase was accounted for by the acquisition of Splitska Banka, a Croatian bank. After goodwill amortisation, consolidation effects and costs incurred in Vienna, the **CEE business segment's** net income before taxes amounted to EUR 142 million, a decline of 11.9 per cent from the previous year (2001: EUR 162 million). The cost/income ratio in this business segment was 73.2 per cent, the return on equity before taxes reached 17.1 per cent.

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

In 2002, Bank Austria Creditanstalt invested heavily in the expansion of the CEE network. In the second quarter, the bank acquired Splitska Banka. In the third quarter, Bank Austria Creditanstalt opened a new banking subsidiary in Bosnia and Herzegovina and acquired Biochim, a Bulgarian bank. The branch networks in other countries will be further expanded.

The CEE region is a core market of Bank Austria Creditanstalt. Within the HVB Group, Bank Austria Creditanstalt is responsible for these growth markets and makes available to its customers the leading network in the region, with more than 900 offices in 16 countries. The Group offers the complete range of financial services in the region: retail and corporate banking services, investment banking and leasing products. This is the most extensive range of services offered by any bank operating in the region. Bank Austria Creditanstalt's CEO Gerhard Randa: "Most of our competitors in CEE are only active in individual countries or only in specific business segments. We cover the entire region, serving retail and corporate customers as a universal bank."

Bank Austria Creditanstalt pursues a consistent strategy of expansion in the CEE region. Over the past five years, total assets of the Group's operations in Central and Eastern Europe have increased almost tenfold, to a total of EUR 25 billion. The Group will consistently continue this strategy. The CEE subsidiaries are expected to achieve significant annual growth in net income before taxes. Gerhard Randa: "We have many plans for this region. And we will carry out one or the other attractive project in the coming months."

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

International Markets Austria

Key figures:

	2002 in EUR m	2001 in EUR m	Change in %
Net interest income	128	174	-26.7
Losses on loans and advances	-7	-	-
Net fee and commission income	8	29	-71.7
Net trading result	132	74	78.3
General administrative expenses	-104	-146	-28.4
Net income before taxes	125	165	-23.8
Equity	260	229	13.5
	in %	in %	
ROE before taxes	48.2	71.8	
Cost/income ratio	39.4	51.6	

The International Markets business segment achieved net income before taxes of EUR 125 million for 2002. This figure was 23.8 per cent lower than the very good result for the previous year (2001: EUR 165 million). Nevertheless, the business segment has again delivered an excellent performance. The cost/income ratio was 39.4 per cent, the return on equity before taxes was 48.2 per cent.

The INM business segment makes available to customers of the Bank Austria Creditanstalt Group a portal to global financial markets. Being part of the HVB Group, the Bank Austria Creditanstalt Group has access to a level of international capital markets expertise that other Austrian banks cannot offer.

Asset Management

Key figures:

	2002 in EUR m	2001 in EUR m	Change in %
Net interest income	-5	7	-175.2
Losses on loans and advances	-	-	-
Net fee and commission income	26	27	-6.7
Net trading result	61	66	-8.2
General administrative expenses	-39	-53	-27.6
Net income before taxes	35	34	3.2
Equity	105	105	-
	in %	in %	
ROE before taxes	33.6	32.6	
Cost/income ratio	46.5	53.3	

In 2002, net income before taxes in the Asset Management business segment reached EUR 35 million, matching the previous year's level despite the weak stock markets (2001: EUR 34 million). The cost/income ratio was 46.5 per cent, the return on equity reached 33.6 per cent. With assets under management totalling EUR 22 billion, Bank Austria Creditanstalt is the leading provider of asset management services in Austria.

The **Other Items** segment showed a net loss of EUR 181 million, after net income of EUR 94 million recorded in the previous year. This significant difference resulted from the fact that the previous year's figure for this segment included substantial proceeds from the sale of equity interests. In addition, results for the financial year under review reflect higher refinancing costs relating to unconsolidated companies in which an interest is held, lower dividend income from equity interests, and integration expenses.

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Balance sheet of Bank Austria Creditanstalt

In 2002, Bank Austria Creditanstalt reduced its total assets from EUR 159.6 billion at 31 December 2001 to EUR 148 billion at year-end 2002. The reduction of Bank Austria Creditanstalt's interbank business was the main factor in this connection. Bank Austria Creditanstalt pursues the strategy of minimising interbank business, which is closely connected with Treasury operations, with due regard to risk and cost aspects. More precisely, the aim is to reduce capital allocated to such business, and the liquidity costs. This is done by conducting trading activities mainly via derivatives.

These effects are very clearly reflected in the various items of the balance sheet: on the assets side, loans and advances to, and placements with, banks were reduced to EUR 29.6 billion, a decrease of 30.6 percent compared with the level at the end of the previous year (2001: EUR 42.6 billion). Loans and advances to customers were reduced by 2.8 per cent to EUR 76.4 billion (2001: EUR 78.6 billion). This reflects lower credit demand in a weak economic environment, and optimised risk assessment in lending operations. Loan loss provisions rose by 5.8 per cent to EUR 3.6 billion (2001: EUR 3.4 billion). Investments totalled EUR 18 billion, matching the previous year's level (2001: EUR 17.8 billion). Trading assets, which are recognised in the balance sheet at current market prices, increased substantially, by 38 per cent to EUR 19 billion (2001: EUR 13.7 billion).

On the liabilities side, amounts owed to banks declined by 15.1 per cent to EUR 41 billion (2001: EUR 48.4 billion). Amounts owed to customers were EUR 56.6 billion, down by 5.7 per cent (2001: EUR 60 billion). Liabilities evidenced by certificates were reduced by 13.8 per cent to EUR 20 billion (2001: EUR 23.2 billion). Subordinated capital decreased by 10.7 per cent to EUR 6.5 billion (2001: EUR 7.2 billion). Trading liabilities rose by a substantial 47.5 per cent to EUR 10.5 billion (2001: EUR 7.1 billion). Shareholders' equity declined by 5.4 per cent to EUR 4.6 billion (2001: EUR 4.9 billion).

Outlook for 2003

Bank Austria Creditanstalt does not expect any significant improvement in the economic environment for banks in Europe in 2003. The current financial year continues to be marked by uncertainty. But the favourable trend seen in the operating profit in 2002 is a positive factor.

In Central and Eastern Europe, Bank Austria Creditanstalt sees big opportunities for growth. The EU accession process will give an additional strong impetus to this growth region. The strategy of the Bank Austria Creditanstalt Group aims at participating in this development. Bank Austria Creditanstalt's CEO Gerhard Randa: "The accession candidates are Europe's tiger states. We want to grow with these countries."

Enquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, tel. +43 (0)5 05 05 57007, e-mail: martin.hehemann@ba-ca.com

You can also view this text on our homepage at www.ba-ca.com/en/press.html.

Income statement of Bank Austria Creditanstalt for 2002

	2002 in EUR m	2001 in EUR m	Change in EUR m	Change in %
Net interest income	2,307	2,672	-366	-13.7
Losses on loans and advances	537	703	-166	-23.7
Net interest income after losses on loans and advances	1,770	1,969	-199	-10.1
Net fee and commission income	1,076	1,061	15	1.4
Net trading result	231	261	-30	-11.4
General administrative expenses	2,503	2,773	-270	-9.7
Balance of other operating income and expenses	-1	34	-36	>100
Operating profit	**572**	**552**	**20**	**3.7**
Net income from investments	28	187	-158	-84.8
Amortisation of goodwill	-88	-73	-14	-19.7
Balance of other income and expenses	-8	-10	2	18.4
Net income before taxes	**504**	**655**	**-151**	**-23.0**
Income taxes	-111	-98	-13	13.4
Net income	**393**	**557**	**-164**	**-29.4**
Minority interests	84	74	10	14.2
Consolidated net income	**309**	**483**	**-174**	**-36.0**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Balance sheet of Bank Austria Creditanstalt at 31 December 2002

Assets	**31 Dec. 2002 in EUR m**	**31 Dec. 2001 in EUR m**	**Change in EUR m**	**Change in %**
Cash and balances with central banks	1,824	3,428	-1,604	-46.8
Trading assets	18,954	13,735	5,219	38.0
Loans and advances to, and placements with, banks	29,558	42,596	-13,038	-30.6
Loans and advances to customers	76,354	78,583	-2,229	-2.8
- Loan loss provisions	-3,622	-3,425	-197	5.8
Investments	17,976	17,819	157	0.9
Property and equipment	1,177	1,308	-131	-10.0
Intangible assets	1,162	1,045	117	11.2
Other assets	4,586	4,508	77	1.7
Total assets	**147,968**	**159,597**	**-11,629**	**-7.3**
Liabilities and shareholders' equity	**31 Dec. 2002 in EUR m**	**31 Dec. 2001 in EUR m**	**Change in EUR m**	**Change in %**
Amounts owed to banks	41,033	48,352	-7,320	-15.1
Amounts owed to customers	56,562	59,962	-3,401	-5.7
Liabilities evidenced by certificates	19,992	23,186	-3,194	-13.8
Trading liabilities	10,504	7,122	3,382	47.5
Provisions	3,490	3,251	239	7.3
Other liabilities	4,673	4,420	253	5.7
Subordinated capital	6,455	7,232	-777	-10.7
Minority interests	650	1,196	-545	-45.6
Shareholders' equity	4,610	4,875	-265	-5.4
Total liabilities and shareholders' equity	**147,968**	**159,597**	**-11,629**	**-7.3**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Bank Austria Creditanstalt

A Member of HVB Group

p r e s s   r e l e a s e

Vienna, 13 May 2003

Results for the first three months of 2003:

Bank Austria Creditanstalt has made a good start in 2003

- **Consolidated net income up by 26 per cent to EUR 101 million**
- **Operating profit up by 32 per cent to EUR 149 million**
- **Very favourable development of banking subsidiaries in Central and Eastern Europe**

In a persistently difficult environment, Bank Austria Creditanstalt made a good start in 2003, significantly improving its results compared with the previous year. Operating profit for the first three months of 2003 reached EUR 149 million, an increase of 32.2 per cent on the same period of the previous year (2002: EUR 113 million). Consolidated net income (after taxes) improved by 25.9 per cent to EUR 101 million (2002: EUR 81 million). The business segment comprising operations in Central and Eastern Europe (CEE) recorded a particularly favourable development: net income before taxes in this segment rose by 45 per cent to EUR 54 million (2002: EUR 37.1 million).
Bank Austria Creditanstalt's CEO Karl Samstag: "We have achieved good results. The strong development in Central and Eastern Europe shows that our strategic orientation is right. We focus on growth potential in this region and we will carry out the planned initial public offering to get fresh capital for further expansion."

Items in the income statement

Net interest income was EUR 520 million, 16.1 per cent lower than for the same period of the previous year (2002: EUR 620 million). This decline is due, on the one hand, to the low level of interest rates and to the market weakness. On the other hand, it results from the fact that Bank Austria Creditanstalt's Treasury operations have adjusted their strategic positioning and Treasury income in the first quarter of 2003 is reflected to a greater extent in the net trading result. The net charge for losses on loans and advances was substantially reduced, by 25 per cent to EUR 128 million (2002: EUR 171 million), as a result of the bank's strict risk management. The positive trend seen in the previous year continued. Net interest income after losses on loans and advances was EUR 392 million, down by 12.7 per cent on the previous year (2002: EUR 449 million).

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Net fee and commission income was relatively stable, at EUR 270 million, despite the general dullness in securities business. This is a decline of 5.3 per cent on the figure for the first three months of the previous year (2002: EUR 285 million). A very strong increase was achieved in the net trading result, which more than doubled to EUR 109 million (2002: EUR 43 million). On the cost side, the trend seen in previous years continued. The bank is benefiting strongly from the integration projects carried out in the past six years. General administrative expenses were reduced by 8 per cent to EUR 619 million (2002: EUR 673 million). Bank Austria Creditanstalt's CEO Karl Samstag: "In the area of cost management, we are the pacemaker in Austria."

The balance of other operating income and expenses showed a net expense of EUR 3 million (2002: net income of EUR 9 million). Thus the operating profit amounted to EUR 149 million, an increase of 32.2 per cent compared with the previous year (2002: EUR 113 million). Net income from investments was EUR 20 million, almost unchanged compared with the previous year (2002: EUR 22 million). The item "Amortisation of goodwill" (EUR 15 million after EUR 16 million in 2002) did not show any major change, either. Bank Austria Creditanstalt's net income before taxes was EUR 153 million, up by 29.4 per cent on the previous year's level (2002: EUR 118 million). Consolidated net income rose by 25.9 per cent to EUR 101 million (2002: EUR 81 million).

This improvement in results was also reflected in Bank Austria Creditanstalt's key ratios: the Tier 1 capital ratio was 6.7 per cent, and the return on equity (ROE) before taxes was 13.2 per cent (2002: 9.8 per cent). The ROE after taxes and before amortisation of goodwill reached 12.5 per cent (2002: 10.0 per cent). The cost/income ratio was 69 per cent (2002: 70.4 per cent).

Business segment results

In the current business year, Bank Austria Creditanstalt has improved the presentation of business segment data: almost all of the overhead costs that were included in "Other Items" in the previous year have been allocated to the other business segments.

Markets in **Central and Eastern Europe (CEE)** are particularly important to Bank Austria Creditanstalt. In this growth region, whose economy will be given a strong boost by EU enlargement, the bank aims to expand its activities. Business trends in this region continued to be very favourable in the first three months of 2003: net income before taxes generated by Bank Austria Creditanstalt's banking subsidiaries in CEE totalled EUR 82.4 million, compared with EUR 70.2 million in the same period of the previous year.

After adjustment for goodwill amortisation, consolidation effects and costs incurred in Vienna, net income before taxes achieved by the **CEE business segment** was EUR 54 million, up by 45 per cent on the previous year (2002: EUR 37.1 million). The return on equity reached 25.9 per cent, the cost//income ratio was 69.5 per cent. Bank Austria Creditanstalt's CEO Karl Samstag: "These results show the level of profitability of our CEE banking subsidiaries. There is no other bank that has such a strong and extensive network in this region."

Details of the other business segments:

In the first quarter of 2003, the **Private Customers Austria** business segment achieved net income before taxes of EUR 21.7 million (2002: EUR 34.2 million). The return on equity reached 12.2 per cent. The cost/income ratio was 84.3 per cent.

Net income before taxes of the **Corporate Customers Austria** business segment amounted to EUR 27.9 million (2002: EUR 40.1 million). The return on equity reached 6.8 per cent, the cost/income ratio was 53.3 per cent.

The **Real Estate Finance and Real Estate Customers** business segment recorded net income before taxes of EUR 4.8 million (2002: EUR 4.1 million). The return on equity reached 5.4 per cent. The cost/income ratio was 54 per cent.

The **International Markets** business segment, which comprises Treasury operations and capital market activities of Bank Austria Creditanstalt, generated net income before taxes of EUR 24.4 million, a substantial increase over the previous year (2002: EUR 15.9 million). The return on equity reached 41.5 per cent, the cost/income ratio was 69 per cent.

The **Asset Management** business segment improved its net income before taxes from EUR 8.9 million in the previous year to EUR 19.1 million. The return on equity reached 85.5 per cent, the cost/income ratio was 32.2 per cent.

In the **Other Items** business segment, Bank Austria Creditanstalt achieved net income before taxes of EUR 1.4 million (2002: a net loss of EUR 14.5 million).

Inclusion of results in the business segments of the HVB Group

Bank Austria Creditanstalt's net income before taxes of EUR 153 million is included in the HVB Group's business segment results in the following way: amortisation of goodwill and calculated refinancing costs as well as other consolidation effects are deducted from the figure of EUR 153 million. The remaining amount of EUR 97 million is then apportioned to the HVB Group's business segments: EUR 88 million to the Austria and CEE business segment, EUR 15 million to Corporates & Markets, EUR -6 million to Other Items.

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Bank Austria Creditanstalt

A Member of HVB Group

Balance sheet of Bank Austria Creditanstalt

As at 31 March 2003, Bank Austria Creditanstalt's total assets amounted to EUR 145.1 billion (31 December 2002: EUR 148.0 billion). On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced by 5.1 per cent, to EUR 28.0 billion, compared with the year-end 2002 figure (31 December 2002: EUR 29.6 billion). Loans and advances to customers declined by 2.3 per cent to EUR 74.6 billion (31 December 2002: EUR 76.4 billion). This was due to the slowdown in credit demand, which reflected the general economic environment, and to optimised risk assessment in lending operations. Investments increased by 2.9 per cent to EUR 18.5 billion (31 December 2002: EUR 18.0 billion).

On the liabilities side, amounts owed to banks rose slightly, by 0.5 per cent to EUR 41.2 billion (31 December 2002: EUR 41.0 billion). Amounts owed to customers declined by 4.3 per cent to EUR 54.1 billion (31 December 2002: EUR 56.6 billion). Liabilities evidenced by certificates declined by 4 per cent to EUR 19.2 billion (31 December 2002: EUR 20.0 billion).

Enquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, tel. +43 (0)5 05 05 57007;
e-mail: martin.hehemann@ba-ca.com

You can also view this text on our homepage at www.ba-ca.com/en/press.html.

Income statement of Bank Austria Creditanstalt for the first three months of 2003

	1 January – 31 March 2003 in EUR m	**1 January – 31 March 2002 in EUR m**	**Change in EUR m**	**Change in %**
Net interest income	520	620	-100	-16.1
Losses on loans and advances	128	171	-43	-25.0
Net interest income after losses on loans and advances	392	449	-57	-12.7
Net fee and commission income	270	285	-15	-5.3
Net trading result	109	43	66	152.7
General administrative expenses	619	673	-54	-8.0
Balance of other operating income and expenses	-3	9	-12	-135.7
Operating profit	**149**	**113**	**36**	**32.2**
Net income from investments	20	22	-2	-9.5
Amortisation of goodwill	15	16	-1	-3.3
Balance of other income and expenses	-1	-1	0	-1.9
Profit from ordinary activities / Net income before taxes	**153**	**118**	**35**	**29.4**
Consolidated net income	**101**	**81**	**21**	**25.9**

Bank Austria Creditanstalt

A Member of HVB Group

Balance sheet of Bank Austria Creditanstalt as at 31 March 2003

Assets in EUR m	**31 March 2003**	**31 Dec. 2002**	**Change**	**Change in %**
Cash and balances with central banks	1,559	1,824	-264	-14.5
Loans and advances to, and placements with, banks	28,048	29,558	-1,510	-5.1
Loans and advances to customers	74,571	76,354	-1,783	-2.3
- Loan loss provisions	-3,635	-3,622	-13	0.4
Trading assets	19,259	18,954	305	1.6
Investments	18,502	17,976	526	2.9
Intangible assets	1,168	1,162	5	0.5
Property and equipment	1,139	1,177	-38	-3.2
Other assets	4,459	4,586	-127	-2.8
Total assets	**145,069**	**147,968**	**-2,899**	**-2.0**
Liabilities and shareholders' equity in EUR m	**31 March 2003**	**31 Dec. 2002**	**Change**	**Change in %**
Amounts owed to banks	41,229	41,033	196	0.5
Amounts owed to customers	54,126	56,562	-2,435	-4.3
Liabilities evidenced by certificates	19,187	19,992	-805	-4.0
Trading liabilities	10,842	10,504	338	3.2
Provisions	3,482	3,490	-8	-0.2
Other liabilities	4,627	4,673	-45	-1.0
Subordinated capital	6,309	6,455	-146	-2.3
Minority interests	615	650	-35	-5.4
Shareholders' equity	4,652	4,610	43	0.9
Total liabilities and shareholders' equity	**145,069**	**147,968**	**-2,899**	**-2.0**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Press release Vienna, 23 June 2003

Not to be distributed to or in the USA, Canada or Japan

Bookbuilding for BA-CA IPO starts today

- **Price range: 27 to 31 Euro**
- **First day of trading planned for 9 July**

Today in Vienna the Managing Board of Bank Austria Creditanstalt (BA-CA) is kicking off the bookbuilding for the BA-CA IPO. This press conference also marks the start of the international two-week roadshow. BA-CA's shares are expected to be available for subscription until 8 July 2003 at the latest within a price range of 27 to 31 Euro. The announcement of the offer price is expected on 8 July 2003. First trading on the Vienna Stock Exchange is expected on 9 July 2003.

"The IPO and the proceeds to be raised through the issue will provide us with a solid base for further expansion in our dynamic core markets", Karl Samstag, CEO of BA-CA, remarks with regard to the IPO plans of the bank. BA-CA sees significant opportunities for growth in Central and Eastern Europe (CEE). This growth region will receive further stimulus through the process of joining the EU. BA-CA's strategy is to participate in these developments and to grow along with these countries. Samstag: "We are the undisputed number one in Austria and rank among the leading banks in CEE. Our goal is clear: We want to enhance our strong position in CEE."

BA-CA shares will be offered to retail and institutional investors in Austria and to institutional investors internationally. The offering includes up to 33,031,740 newly issued shares. Additionally there is an option to cover overallotments and short positions (greenshoe) of up to 4,954,760 newly issued shares. With a price range of 27 to 31 Euro per share, the offer volume prior to exercise of any greenshoe will be 892 million Euro to 1,024 million Euro. The offer volume including greenshoe will be 1,026 million Euro to 1,178 million Euro.

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

HVB Corporates & Markets / CA IB is acting as Global Coordinator to the transaction. Joint Global Bookrunners are HVB Corporates & Markets / CA IB, Goldman Sachs International and JPMorgan. Further members of the consortium are CSFB, Merrill Lynch International, Raiffeisen CENTROBANK and UniCredit Banca Mobiliare.

Inquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, Phone: +43 (0)5 05 05 57007
e-mail: martin.hehemann@ba-ca.com

Disclaimer

This press release is not an offer for the sale of any securities in the United States, Poland, Austria or any other country. Securities may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended. Bank Austria Creditanstalt AG does not intend to register any offering of its securities in the United States or to conduct a public offering of securities in the United States.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Stabilisation / FSA

Key data of the BA-CA offering

Type of issue	Initial Public Offering of newly issued shares
Stock Exchange	Vienna Stock Exchange
Offer structure	Public offering in Austria as well as private placements to institutional investors internationally
Price range	27 to 31 Euro
Offer size (excl. greenshoe)	Up to 33,031,740 newly issued shares
Greenshoe	Additionally, up to 15% of the offer: 4,954,760 newly issued shares
Bookbuilding	23 June to 8 July 2003 (expected)
Expected announcement date for offer price	8 July 2003
Expected start of trading	9 July 2003
ISIN	AT0000995006
Trading Symbol	BACA
Underwriting banks	HVB Corporates & Markets / CA IB (Global Co-ordinator and Joint Global Bookrunner), Goldman Sachs International and JPMorgan (Joint Global Bookrunners), Merrill Lynch International and CSFB (Joint Lead Managers), Raiffeisen CENTROBANK and UniCredit Banca Mobiliare (Co-Lead Managers)

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

P r e s s   i n f o r m a t i o n Vienna, 8 July 2003

Not to be distributed to or in the USA, Canada or Japan

BA-CA IPO share price set at Euro 29

- **Offer several times oversubscribed**
- **Total offer volume of some Euro 960 million before greenshoe**
- **First day of trading: 9 July 2003**

Bank Austria Creditanstalt (BA-CA) today announced its IPO offer price together with further details of the Offering. Following the bookbuilding period, the offer price for the BA-CA share was set at Euro 29 per share. The offer was several times oversubscribed.

In total, 33,031,740 shares have been placed in the Global Offering. In addition, an over-allotment option over a further 4,954,760 shares has been granted. The gross proceeds raised in the IPO by the Company amount to some Euro 960 million (Euro 1.1 billion assuming exercise of the greenshoe). At the offer price BA-CA is valued at approximately Euro 4.3 billion (Euro 4.4 billion assuming exercise of the greenshoe). Following the IPO, 22.5 percent of the Company's share capital will be held by new investors (approx. 25 percent assuming exercise of the greenshoe).

The majority of demand came from international institutional investors, meeting BA-CA's objective of achieving a broad base of international shareholders. The retail offering in Austria was well received.

Karl Samstag, CEO of BA-CA: "We are delighted with this result and welcome our new shareholders. The BA-CA IPO shows that a convincing story also sells in difficult times. The proceeds generated will allow us to continue to pursue our growth strategy. We can well imagine that the success of our offering will have a positive effect on the European IPO market as a whole."

Listing and first trading on the Vienna Stock Exchange is expected for Wednesday, 9 July 2003. The first price in the secondary market is expected at 11.00 a.m.

Inquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, tel. +43 (0)5 05 05 - 57007
e-mail: martin.hehemann@ba-ca.com

Disclaimer

This press release is not an offer for the sale of any securities in the United States, Poland, Austria or any other country. Securities may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended. Bank Austria Creditanstalt AG does not intend to register any offering of its securities in the United States or to conduct a public offering of securities in the United States.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Stabilisation / FSA

Press release Vienna, 11 August 2003

Not to be distributed to or in the USA, Canada or Japan

Bank Austria Creditanstalt seeks listing on the Warsaw Stock Exchange as soon as possible

- **Greenshoe is not exercised**
- **Gross proceeds from the IPO total about EUR 960 million**

The over-allotment option (greenshoe) over 4,954,760 additional shares which was granted to the consortium of banks in connection with the initial public offering of shares of Bank Austria Creditanstalt AG (BA-CA) has not been exercised in view of the current market situation. This means that new shareholders hold 33,031,740 shares or 22.5 per cent of the share capital of BA-CA. The gross proceeds from BA-CA's IPO amount to about EUR 960 million. With a Tier 1 capital ratio of well above 7 per cent, Bank Austria Creditanstalt has a strong capital base which will be used for further expansion in Central and Eastern Europe (CEE).

To underline this CEE strategy, Bank Austria Creditanstalt is planning to list its shares on the Warsaw Stock Exchange. Poland is the most important market in BA-CA's CEE network. Subject to legal approvals, the secondary listing in Poland is to take place at the earliest possible time.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Ildiko Füredi, tel. +43 (0)5 05 05 56102
ildiko.fueredi@ba-ca.com

Disclaimer

This press release is not an offer for the sale of any securities in the United States, Poland, Austria or any other country. Securities may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended. Bank Austria Creditanstalt AG does not intend to register any offering of its securities in the United States or to conduct a public offering of securities in the United States.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or

(iii) high net worth entities, and other persons to whom it may be lawfully communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). Any securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Stabilisation /FSA

Bank Austria Creditanstalt AG
A-1030 Wien, Vordere Zollamtsstraße 13
Postanschrift: Postfach 22000, A-1011 Wien
DVR: 0030066

Rückfragen: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
E-Mail: pr@ba-ca.com
www.ba-ca.com

Bank Austria Creditanstalt

A Member of HVB Group

P r e s s   r e l e a s e

Vienna, 31 July 2003

Results for the first six months of 2003:

Bank Austria Creditanstalt's results significantly exceed the previous year's level

- **Net income after taxes up by 47 per cent to EUR 202 million**
- **Operating profit up by 64 per cent to EUR 315 million**
- **CEE business segment accounts for 30 per cent of Bank Austria Creditanstalt's net income before taxes. The return on equity exceeds 20 per cent.**

In the first half of 2003, Bank Austria Creditanstalt (BA-CA) significantly improved its results compared with the previous year, despite a persistently difficult environment. Net income after taxes and minority interests rose by 47 per cent to EUR 202 million (first half of 2002: EUR 137 million). Operating profit increased by 64 per cent to EUR 315 million (2002: EUR 192 million). Business in Central and Eastern Europe (CEE) developed very favourably. Net income before taxes generated by this business segment was EUR 90.7 million, the return on equity exceeded 20 per cent.

Bank Austria Creditanstalt's CEO Karl Samstag: "The results show that our strategic orientation is right. We are now benefiting from the fact that, over the past few years, we have taken the necessary measures and steadily invested in CEE business. We focus on the large growth potential in this region and our IPO gives us a very strong capital base for further expansion."

As at 30 June 2003, Bank Austria Creditanstalt's Tier 1 capital was EUR 4,472 million, the Tier 1 capital ratio was a strong 6.7 per cent. The proceeds from the initial public offering of shares will result in a significant increase in the Tier 1 capital ratio. This will give BA-CA a very strong capital base by international comparison, and position it far ahead of the other major Austrian banks.

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Items in the income statement

Net interest income was EUR 1,059 million, 10.5 per cent lower than in the first half of 2002 (2002: EUR 1,183 million). This decline is due to the low level of interest rates and the continued weakness of the market in Austria, on the one hand, and to a significant decline in the exchange rate of the Polish zloty, on the other hand,. Moreover, Bank Austria Creditanstalt's Treasury operations made increased use of instruments reflected in the net trading result. In the first six months the net charge for losses on loans and advances was substantially reduced, by 28.4 per cent to EUR 229 million (2002: EUR 320 million). This reduction is a result of Bank Austria Creditanstalt's strict risk management.

Net fee and commission income declined slightly compared with the previous year's figure, by 2.2 per cent to EUR 543 million (2002: EUR 556 million). This reflects the continued slackness in the securities business. The net trading result rose very strongly, from EUR 55 million in the previous year to EUR 187 million. Bank Austria Creditanstalt's Treasury operations took full advantage of interest rate movements. On the cost side, the trend seen in previous years continued. General administrative expenses declined further, by 2.8 per cent to EUR 1,240 million (2002: EUR 1,276 million). Bank Austria Creditanstalt's operating profit reached EUR 315 million, an increase of 63.8 per cent over the previous year's figure of EUR 192 million.

Net income from investments was EUR 19 million, down by 52.7 per cent from the figure for the previous year (2002: EUR 41 million, mainly resulting from sales of equity interests). Amortisation of goodwill amounted to EUR 32 million, matching the previous year's level (2002: EUR 31 million). Thus Bank Austria Creditanstalt's net income before taxes was EUR 301 million, up by 50.1 per cent on the previous year (2002: EUR 201 million). Taxes on income rose by 91.8 per cent to EUR 66 million (2002: EUR 35 million). This resulted in net income after taxes and minority interests of EUR 202 million, corresponding to an increase of 47.2 per cent over the previous year.

This improvement in results had the following effect on key financial ratios:

- The return on equity before taxes increased from 8.4 per cent to 13.1 per cent.
- The return on equity after taxes rose from 5.7 per cent to 8.8 per cent.
- The cost/income ratio improved from 71.3 per cent to 69.5 per cent.
- Earnings per share rose from EUR 1.21 to EUR 1.78.
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved significantly, from 27.1 per cent to 21.6 per cent.
- The Tier 1 capital ratio was 6.7 per cent, after 6.8 per cent in the previous year.
- The total capital ratio rose from 11.2 per cent to 11.3 per cent.

Business segment results

Bank Austria Creditanstalt has improved its presentation of business segment results, thus enhancing transparency. The number of business segments was reduced from seven to five. Practically all costs were allocated to the various operating business segments. In this connection, results for the first six months of 2003 are not compared with the figures for the first half of the previous year, but with one-half of the adjusted results for 2002 as a whole.

Markets in **Central and Eastern Europe (CEE)** play a particularly important role in BA-CA's strategy. In this growth region, whose economy will be given an additional boost by EU enlargement, the bank operates the leading network, with a presence in 11 countries. On the basis of the significantly stronger capital base resulting from the capital increase via the IPO, Bank Austria Creditanstalt intends to further expand its activities in CEE.

Operations in the region continued to perform well in the first six months of 2003. Net income before taxes generated by Bank Austria Creditanstalt's banking subsidiaries in CEE totalled EUR 156 million, an increase of 36 per cent over the figure for the first six months of the previous year (2002: EUR 115 million). After goodwill amortisation and consolidation effects, the **CEE business segment** achieved net income before taxes of EUR 91 million. One-half of the previous year's figure was EUR 74 million. With net income before taxes of EUR 91 million, the CEE business segment accounted for 30.1 per cent of Bank Austria Creditanstalt's net income before taxes. The return on equity rose from 18.3 per cent to 21.7 per cent. The cost/income ratio fell from 72.6 per cent to 71.1 per cent.

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Details of the other business segments:

In the first six months of 2003, the **Private Customers Austria** business segment achieved net income before taxes of EUR 61 million (one half of the full 2002 figure: EUR 86 million). This result is mainly due to the decline in net interest income caused by the low level of interest rates. The return on equity reached 16.8 per cent (based on one-half of 2002: 23.3 per cent). The cost/income ratio was 81.7 per cent (based on one-half of 2002: 79.4 per cent).

Net income before taxes generated by the **Corporate Customers Austria** business segment was EUR 98 million (one-half of 2002: EUR 88 million). This improvement resulted primarily from higher net interest income and a significantly lower net charge for losses on loans and advances. The return on equity reached 9.8 per cent (based on one-half of 2002: 8.1 per cent). The cost/income ratio was 55.6 per cent (based on one-half of 2002: 52.8 per cent).

The **International Markets** business segment performed very well, with net income before taxes reaching EUR 41 million (one-half of 2002: EUR 32 million). This increase is mainly due to the excellent net trading result. The return on equity reached 37.1 per cent (based on one-half of 2002: 23.8 per cent). The cost/income ratio was 67.1 per cent (based on one-half of 2002: 62.5 per cent).

Net income before taxes in Bank Austria Creditanstalt's **Corporate Centre** was EUR 11 million (one-half of 2002: a net loss of EUR 29 million).

Inclusion of results in the business segments of the HVB Group

Bank Austria Creditanstalt's net income before taxes is included in the HVB Group's business segment results in the following way: amortisation of goodwill and calculated refinancing costs as well as other consolidation effects are deducted from the amount of EUR 301 million. The remaining amount of EUR 175 million is then apportioned to the HVB Group's business segments: EUR 158 million to the Austria and CEE business segment, EUR 23 million to Corporates & Markets, and EUR -6 million to Other Items.

Balance sheet of Bank Austria Creditanstalt

As at 30 June 2003, Bank Austria Creditanstalt's total assets amounted to EUR 144.4 billion (31 December 2002: EUR 148.0 billion).

On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced by 17.2 per cent, to EUR 24.5 billion, compared with the year-end 2002 figure (2002: EUR 29.6 billion). This compares with a strong increase in trading assets, in connection with the increased use of derivative financial market instruments. Loans and advances to customers declined slightly, by 1.6 per cent, to EUR 75.1 billion (2002: EUR 76.4 billion). A major factor in this context was lower demand for short-term money market instruments, while loans increased. Investments declined moderately, by 2.5 per cent, to EUR 17.5 billion (2002: EUR 18.0 billion).

On the liabilities side, amounts owed to banks decreased slightly, by 1.7 per cent, to EUR 40.4 billion (2002: EUR 41.0 billion). Amounts owed to customers decreased by 4.5 per cent to EUR 54 billion (2002: EUR 56.6 billion). Within this total, savings deposits remained at a stable level, while other liabilities declined. Liabilities evidenced by certificates fell by 10.5 per cent to EUR 17.9 billion (2002: EUR 20.0 billion). Shareholders' equity rose slightly, by 1.5 per cent, to EUR 4,680 million (2002: EUR 4,610 million).

Enquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, tel. +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com

Income statement of Bank Austria Creditanstalt for the first six months of 2003

	1 January – 30 June 2003 in EUR m	1 January – 30 June 2002 in EUR m	Change in EUR m	Change in %
Net interest income	1,059	1,183	-124	-10.5
Losses on loans and advances	-229	-320	91	-28.4
Net interest income after losses on loans and advances	830	863	-33	-3.9
Net fee and commission income	543	556	-12	-2.2
Net trading result	187	55	131	238.6
General administrative expenses	-1,240	-1,276	36	2.8
Balance of other operating income and expenses	-4	-5	1	-23.0
Operating profit	**315**	**192**	**123**	**63.8**
Net income from investments	19	41	-21	-52.7
Amortisation of goodwill	-32	-31	-1	2.2
Balance of other income and expenses	-1	-1	-	4.8
Net income before taxes	**301**	**201**	**101**	**50.1**
Taxes on income	-66	-35	-32	91.8
Minority interests	33	29	4	13.4
Net income after taxes and minority interests	**202**	**137**	**65**	**47.2**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Central and Eastern Europe (CEE)

	First six months of 2003 in EUR m	1/2 of 2002 in EUR m
Net interest income	271	320
Losses on loans and advances	-49	-50
Net fee and commission income	168	164
Net trading result	46	14
General administrative expenses	-342	-359
Balance of other operating income and expenses	-5	-3
Operating profit	**90**	**85**
Net income from investments	20	12
Amortisation of goodwill	-18	-22
Balance of other income and expenses	-1	-1
Net income before taxes	**91**	**74**

Average risk-weighted assets	13,501	13,100
Average equity allocated	837	812
	in %	**in %**
ROE before taxes	21.7	18.3
Cost/income ratio	71.1	72.6

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Private Customers Austria

	First six months of 2003 in EUR m	1/2 of 2002 in EUR m
Net interest income	375	414
Losses on loans and advances	-49	-49
Net fee and commission income	244	240
Net trading result	1	-
General administrative expenses	-506	-527
Balance of other operating income and expenses	-1	9
Operating profit	**64**	**88**
Net income from investments	-	2
Amortisation of goodwill	-4	-4
Balance of other income and expenses	-	-
Net income before taxes	**61**	**86**

Average risk-weighted assets	11,609	11,933
Average equity allocated	720	740
	in %	**in %**
ROE before taxes	16.8	23.3
Cost/income ratio	81.7	79.4

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Corporate Customers Austria

	First six months of 2003 in EUR m	1/2 of 2002 in EUR m
Net interest income	359	354
Losses on loans and advances	-130	-159
Net fee and commission income	132	139
Net trading result	1	1
General administrative expenses	-276	-264
Balance of other operating income and expenses	6	5
Operating profit	**91**	**77**
Net income from investments	11	14
Amortisation of goodwill	-2	-2
Balance of other income and expenses	-1	-
Net income before taxes	**98**	**88**

Average risk-weighted assets	32,496	35,315
Average equity allocated	2,015	2,190
	in %	**In %**
ROE before taxes	9.8	8.1
Cost/income ratio	55.6	52.8

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

International Markets

	First six months of 2003 in EUR m	1/2 of 2002 in EUR m
Net interest income	46	63
Losses on loans and advances	-	-3
Net fee and commission income	7	4
Net trading result	99	66
General administrative expenses	-100	-83
Balance of other operating income and expenses	-3	-1
Operating profit	**49**	**46**
Net income from investments	-4	-1
Amortisation of goodwill	-4	-13
Balance of other income and expenses	-	-
Net income before taxes	**41**	**32**

Average risk-weighted assets	3,583	4,309
Average equity allocated	222	267
	in %	**in %**
ROE before taxes	37.1	23.8
Cost/income ratio	67.1	62.5

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Corporate Centre

	First six months of 2003 in EUR m	1/2 of 2002 in EUR m
Net interest income	8	1
Losses on loans and advances	-1	-7
Net fee and commission income	-8	-9
Net trading result	39	34
General administrative expenses	-16	-19
Balance of other operating income and expenses	-	-10
Operating profit	**22**	**-10**
Net income from investments	-7	-13
Amortisation of goodwill	-4	-2
Balance of other income and expenses	-	-3
Net income before taxes	**11**	**-29**

Average risk-weighted assets	6,164	6,772
Average equity allocated	817	733

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Bank Austria
Creditanstalt

A Member of HVB Group

Balance sheet of Bank Austria Creditanstalt at 30 June 2003

Assets	30 June 2003 in EUR m	31 Dec. 2002 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	2,013	1,824	189	10.4
Trading assets	21,997	18,954	3,043	16.1
Loans and advances to, and placements with, banks	24,484	29,558	-5,074	-17.2
Loans and advances to customers	75,096	76,354	-1,257	-1.6
- Loan loss provisions	-3,596	-3,622	26	-0.7
Investments	17,520	17,976	-456	-2.5
Property and equipment	1,093	1,177	-84	-7.1
Intangible assets	1,224	1,162	62	5.3
Other assets	4,568	4,586	-18	-0.4
Total assets	**144,399**	**147,968**	**-3,569**	**-2.4**
Liabilities and shareholders' equity	**30 June 2003 in EUR m**	**31 Dec. 2002 in EUR m**	**Change in EUR m**	**Change in %**
Amounts owed to banks	40,353	41,033	-680	-1.7
Amounts owed to customers	53,995	56,562	-2,567	-4.5
Liabilities evidenced by certificates	17,892	19,992	-2,100	-10.5
Trading liabilities	13,235	10,504	2,731	26.0
Provisions	3,472	3,490	-18	-0.5
Other liabilities	4,498	4,673	-175	-3.7
Subordinated capital	5,663	6,455	-792	-12.3
Minority interests	611	650	-39	-6.0
Shareholders' equity	4,680	4,610	71	1.5
Total liabilities and shareholders' equity	**144,399**	**147,968**	**-3,569**	**-2.4**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Income statement of Bank Austria Creditanstalt by quarter

in EUR m	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Net interest income	539	520	545	579	581
Losses on loans and advances	-101	-128	-74	-142	-149
Net interest income after losses on loans and advances	438	392	471	436	432
Net fee and commission income	273	270	258	263	270
Net trading result	78	109	129	47	-6
General administrative expenses	-622	-619	-611	-617	-602
Balance of other operating income and expenses	-1	-3	13	-9	-14
Operating profit	**166**	**149**	**260**	**119**	**79**
Net income from investments	0	20	-14	2	19
Amortisation of goodwill	-16	-15	-40	-16	-15
Balance of other income and expenses	-1	-1	-6	-1	-1
Net income before taxes	**148**	**153**	**200**	**103**	**83**
Taxes on income	-33	-33	-52	-24	-13
Minority interests	14	19	38	17	13
Net income after taxes and minority interests	**101**	**101**	**110**	**62**	**57**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Bank Austria Creditanstalt

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Press release

01.08.2003

Bank Austria Creditanstalt strongly expands its Croatian branch network

- **The bank rents 32 branches of FINA, the Croatian Finance Agency**
- **Bank Austria Creditanstalt thus strengthens its position as third-largest Croatian bank**
- **Successful first six months for Splitska Banka**

Bank Austria Creditanstalt (BA-CA) expands its Croatian branch network by 32 branches, bringing the total number to 110. This is an increase of 40 percent. Yesterday the bank signed an agreement with FINA, the Croatian Finance Agency, by which it rents 32 branches in the north of Croatia. With the new branches in Istria, Central and Nothern Coratia as well as Slavonia, BA-CA now has an extensive country-wide network in Croatia. Until now, the network of Splitska Bank, Bank Austria Creditanstalt's Croatian subsidiary, has comprised 78 branches concentrated in the south of Croatia, in the Dalmatian region, and in the country's capital Zagreb. Friedrich Kadrnoska, Deputy Chairman of BA-CA's Managing Board with responsibility for Central and Eastern Europe: "FINA is the ideal partner for us to complete our branch network in Croatia. We are thereby closing the last gaps in the network in the north of the country."

FINA has branches in cities in the northern and eastern parts of Croatia. A big advantage is their location: most of the branches are situated in the city centre, in the most frequented parts of the urban areas. The branches have so far been used for processing payment transactions, i.e. for bank-specific activities. Therefore Bank Austria Creditanstalt sees them as an ideal opportunity to widen its customer base. Moreover, more than 130 experienced employees at FINA's branches will work for Splitska Banka. As part of a "shop-in-shop" strategy, space remaining in the rented buildings will be used by FINA for its activities.

Successful first six months for Splitska Banka

On 1 July 2003, Splitska Banka and the BA-CA subsidiary HVB Croatia merged. The new Splitska Banka performed well in the first half of 2003. For legal reasons, Splitska Banka and HVB Croatia reported their results for the first half of 2003. The results indicated below are pro forma figures for the merged bank.

Net income before taxes for the first six months of 2003 of the new bank was 138.1 million kuna (EUR 18.5 million), up by 6 per cent from 131.4 million kuna (EUR 17.5 million) in the first half of 2002. Net interest income rose by 16 per cent to 262 million kuna (EUR 34.8 million) (first half of 2002: 227 million kuna / EUR 30.3 million). The return on equity before taxes reached 20.4 per cent (first half of 2002: 21.19 per cent), the cost/income ratio was 58 per cent (2002: 51 per cent). At the end of June 2003, the bank's total assets amounted to 16 billion kuna (EUR 2.1 billion), up from 12.6 billion kuna (EUR 1.7 billion) in the first half of 2002.

With the new branches, Splitska Banka will strengthen its position as Croatia's third-largest bank. Its market share in the Croatian banking market is about 9 per cent. At present the bank serves about 250,000 customers. (See chart of ranking of Croatian banks).

Within the HVB Group, Bank Austria Creditanstalt is responsible for the markets in Central and Eastern Europe, where the bank has pursued a strategy of targeted expansion since the 1990s. BA-CA is by far the largest banking group in Austria, its total assets amount to about EUR 150 billion. Bank Austria Creditanstalt operates the most extensive network in Central and Eastern Europe, with some 900 branches in 11 countries. Added to this are the units of CA IB and BA-CA Leasing, which are also active in almost all countries in the CEE region. Recognising the bank's commitment to the region, the US magazine "Global Finance" and the British magazine "Euromoney" have recently named Bank Austria Creditanstalt "Best Bank in Central and Eastern Europe".

Ranking of Croatian banks

Enquiries: Bank Austria Creditanstalt Group Public Relations
Ildiko Füredi, tel. +43 (0)5 05 05 56102 ;
e-mail: ildiko.fueredi@ba-ca.com

Press release 03 AUG 20 AM 7:21 Vienna, 4 August 2003

Successful first six months for Bank Austria Creditanstalt's banking subsidiary in Poland

- **Net income before taxes up by 48 per cent to EUR 67 million**
- **General administrative expenses down by 16 per cent**
- **Return on equity rises to 11.9 per cent**

BPH PBK, the Polish banking subsidiary of Bank Austria Creditanstalt (BA-CA), significantly improved its results in the first six months of 2003. Net income before taxes in accordance with International Accounting Standards (IAS) rose by 48 per cent to EUR 67 million; the comparative figure for the first half of 2002 was EUR 46 million. Operating profit increased by 14 per cent to EUR 55 million (first half of 2002: EUR 48 million). The return on equity rose by 11.9 per cent, after 7.4 per cent in the first six months of 2002. The cost/income ratio remained stable at 67 per cent. Friedrich Kadrnoska, Deputy Chairman of BA-CA's Managing Board with responsibility for Central and Eastern Europe: "I am very pleased with developments in Poland. The improvement in results shows that we are on the right way. We will consistently unlock the enormous potential available to the merged bank BPH PBK and make full use of synergies."

Net interest income declined by 27 per cent to EUR 161 million (2002: EUR 220 million). Most of this decline is due to the considerably weaker exchange rate of the Polish zloty and to the relatively weak economic situation still prevailing in Poland. Strict risk management significantly reduced the net charge for losses on loans and advances, which fell by 43 per cent to EUR 35 million (2002: EUR 62 million). Net fee and commission income increased by 5 per cent to EUR 98 million (2002: EUR 93 million). The net trading result was EUR 18 million, up by 53 per cent on the previous year (2002: EUR 12 million). General administrative expenses declined by 16 per cent to EUR 187 million (2002: EUR 222 million).

Since 2000, BPH PBK has steadily reduced the number of its employees by 25 per cent, from 15,600 to currently 11,700. The merger took place in the past year. Since then the bank has used an integrated IT platform. Overlap and duplication have been eliminated. Therefore, general administrative expenses have been substantially reduced in the current

Bank Austria Creditanstalt AG
A-1030 Wien, Vordere Zollamtsstraße 13
Postanschrift: Postfach 22000, A-1011 Wien
DVR: 0030066

Rückfragen: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
E-Mail: pr@ba-ca.com
www.ba-ca.com

year. Merger-related synergies of about EUR 70 million will become fully effective from 2004 onwards.

BPH PBK is the third-largest Polish bank with total assets of EUR 10.2 billion. It operates a country-wide network comprising 534 branches. 11,700 employees serve 2.8 million customers. The bank's market share is about 10 per cent. In July 2003, the British financial magazine "Euromoney" named BPH PBK "Best Bank in Poland".

Within the HVB Group, Bank Austria Creditanstalt is responsible for the markets in Central and Eastern Europe, where the bank has pursued a strategy of targeted expansion since the 1990s. BA-CA is by far the largest banking group in Austria, its total assets amount to about EUR 150 billion. Bank Austria Creditanstalt operates the most extensive network in Central and Eastern Europe, with some 900 branches in 11 countries. Added to this are the units of CA IB and BA-CA Leasing, which are also active in almost all countries in the CEE region. Recognising the bank's commitment to the region, the US magazine "Global Finance" and the British magazine "Euromoney" recently named Bank Austria Creditanstalt "Best Bank in Central and Eastern Europe".

Enquiries: Bank Austria Creditanstalt Group Public Relations
Ildiko Füredi, tel. +43 (0)5 05 05 56102 ; e-mail: ildiko.fueredi@ba-ca.com

You can also view this text on our website at www.ba-ca.com/en/press.html.

Bank Austria Creditanstalt AG
A-1030 Wien, Vordere Zollamtsstraße 13
Postanschrift: Postfach 22000, A-1011 Wien
DVR: 0030066

Rückfragen: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
E-Mail: pr@ba-ca.com
www.ba-ca.com

Bank Austria Creditanstalt

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Press release

1.10.2003

Fortis Lease Group acquires BA/CA Asset Finance Ltd., a UK subsidiary of Bank Austria Creditanstalt AG

Fortis strengthens its position on the European leasing market.

Today, Fortis and Bank Austria Creditanstalt AG (BA/CA) have reached an agreement under which BA/CA has sold its UK leasing activities, BA/CA Asset Finance Ltd, to Fortis Lease, in a cash transaction valued at EUR 37.7 million (GBP 26 million).

Karel De Boeck, CEO of Fortis Network Banking said: "This important acquisition is in line with the strategy outlined by Fortis a few days ago. It will further Fortis' ambitions to provide a complete range of financial services to European companies with cross-border activities. We welcome BA/CA Asset Finance's experienced team, which is highly specialized in leasing solutions. Our new and existing customers will benefit from BA/CA Asset Finance's service capabilities and experience together with the financial strength of Fortis."

Friedrich Kadrnoska, Deputy CEO of BA/CA said: "This sale is part of our strategic policy of focussing on growth in Central and Eastern Europe (CEE). We have an extensive presence in CEE and aim to strongly expand our network in this growth market. We are confident that joining Fortis Lease will provide BA/CA Asset Finance with new opportunities to grow in a changing environment, and I trust that the skills developed by the BA/CA team will in turn help Fortis Lease Group achieve its strategic objectives on the UK and European markets."

BA/CA Asset Finance is based in Glasgow and has an experienced staff of 57 who specialize in providing tailor made solutions to a wide range of customers including vehicle hire companies, dealership groups, manufacturing and service companies, consumers and introductions from third party vendors and brokers. Customers currently number around 10,300 and, over the past five years the Risk Asset portfolio has grown from GBP 260 million (EUR 377 million) to GBP 641 million (EUR 929 million). As of 31 December 2002, BA/CA Asset Finance Ltd Equity shareholders' funds amounted to GBP 16.1 million (EUR 23 million). Net profit for 2002 was GBP 2 million (EUR 2.9 million). In future BA/CA Asset Finance will trade under the name of Fortis Lease UK Ltd and all its staff will be integrated into Fortis Lease UK Ltd.

The stated aim of Fortis Lease Group is to achieve a top 5 position amongst European cross border leasing companies by 2008. The BA/CA Asset Finance acquisition will bring Fortis Lease's total assets from EUR 4 billion (GBP 2.8 billion) to EUR 5 billion (GBP 3.4 billion) and its staff to 361 FTE's. It marks an important step in its 5-year development plan. The Plan focuses on growing the lease portfolio of its entities in all 10 countries in which Fortis Bank has Business Centres. Fortis Lease Group is now present in the Benelux, France, Germany, Italy, Poland and the United Kingdom. Furthermore, the Plan also seeks to implement a European Vendor Leasing Business, to control costs, and to enhance IT. Through product expertise, knowledge of the international leasing market and international presence, Fortis Lease Group is able to meet the growing European demand of its customers. The acquisition of BA/CA Asset Finance will move Fortis Lease Group from 19th to 14th place in the rankings of the largest leasing companies in Europe. Amongst those lessors with a European coverage strategy, Fortis Lease Group moves up from 7th to 6th.

This operation has received all the necessary approvals from the respective regulatory authorities.

Bank Austria Creditanstalt

Bank Austria Creditanstalt is the largest Austrian bank, with total assets of some EUR 145 billion (GBP 100 billion) and about 30,000 employees in 11 countries. As part of the Germany-based HVB Group, Bank Austria Creditanstalt runs the leading banking network in Central and Eastern Europe (CEE). Bank Austria Creditanstalt is listed on the Vienna Stock Exchange. The bank's strategy is clearly focussed on expansion of its CEE network.

Fortis
Fortis is an international financial services provider active in the fields of banking, insurance and investment. With a market capitalization of EUR 19.5 billion/GBP 13.4 billion (30/09/2003) and around 69,000 employees, Fortis ranks in the top 20 of European financial institutions.

In its home market, the Benelux countries, Fortis occupies a leading position and offers a broad range of financial services to individuals, companies and the public sector. Outside its home market, Fortis concentrates on selected market segments.

Fortis is listed on the exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the United States.

Fortis in the United Kingdom
In the UK Fortis Bank provides a full range of services to middle market companies including Acquisition Finance, Traditional Lending, Current Account banking, Treasury, Trade Finance, Invoice Discounting/Factoring and leasing. For international companies the bank also provides bespoke cross-border financial and cash management solutions through an established network of business centres and 3,000 branches.
The UK head offices are based in the City of London and the bank's expanding regional network includes offices in Manchester, Birmingham, Bristol, Leeds, London, Manchester, Nottingham, Reading and Southampton.
Fortis is also active in insurance, with Fortis Insurance Limited. The company is dedicated to the intermediary market and provides personal lines (private motor, household and travel) as well as commercial package products. Fortis Insurance Limited has offices in Eastleigh and Gloucester.

Exchange rate: GBP 1 = EUR 1.45

Contacts:

Bank Austria Creditanstalt

Press
Peter N. Thier
Tel.: +43 (0)5 05 05-52371 ;
E-Mail: peter.thier@ba-ca.com

Investor Relations
Gerhard Smoley
Tel.: +43 (0)50505-58803
E-Mail: gerhard.smoley@ba-ca.com

Fortis

Press
Brussels:
32 (0) 2 565 35 84 Utrecht: 31 (0) 30 257 65 49
Investor Relations
Brussels:
32 (0) 2 510 53 37 Utrecht: 31 (0) 30 257 65 46

Bank Austria Creditanstalt

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Press release

30.09.2003

Bank Austria Creditanstalt Shares Registered in Public Trading

Today, the Polish Securities and Exchange Commission registered Bank Austria Creditanstalt (BA-CA) shares in public trading. The decision clears the way to the first public trading of an international company on the Polish stock exchange. The BA-CA stock will be dually listed on the Vienna Stock Exchange and the Warsaw Stock Exchange (WSE). The trading on the two stock exchanges will be governed by different rules, which are specific to each of these markets, and on the basis of applicable trading regulations.

"The listing of the BA-CA share in Warsaw underlines the importance of the Polish market to our bank. In 1991 we were the first international bank to enter the Polish market. Now we will become the first international company to be listed on the Warsaw Stock Exchange. We are very pleased with this," said Willi Hemetsberger, member of the Executive Board of Bank Austria Creditanstalt.

The Issue Prospectus of BA-CA shares, containing the details of the shares admitted to public trading in Poland, will be made available at all Customer Service Points of brokerage houses throughout the country in a few days. CA IB Securities is responsible for the introduction of Bank Austria Creditanstalt shares to the public trading in Poland.

Enquiries:
Bank Austria Creditanstalt
Group Public Relations
Ildiko Füredi, phone +43 5 05 05 56102 ; e-mail: ildiko.fueredi@ba-ca.com

NBS Public Relations
Magda Kolodziejczyk
phone (22) 826 74 18, e-mail: Mkolodziejczyk@nbs.com.pl

Bank Austria Creditanstalt

Bank Austria Creditanstalt (BA-CA) is by far the largest bank in Austria and operates the leading network in Central and Eastern Europe. The Bank's total assets amount to EUR 148 billion, and its business comprises a full range of corporate and retail banking products, asset management and financial products and services for institutional clients. BA-CA provides its services to over 5.5 million clients, including approx. 2 million in Austria and 2.8 million in Poland.

BA-CA is the owner of BPH PBK, the third-largest Polish bank in terms of the number of clients, loan and deposit volumes, as well as the number of outlets. In Poland, the Bank Austria Creditanstalt Group operates also through CA IB companies, active in investment banking and strategic advisory services for corporates.

Bank Austria Creditanstalt is listed on the Vienna Stock Exchange. Its major shareholder is the HVB Group, one of the five largest groups in the European banking sector. The HVB Group's consolidated assets amount to EUR 680 billion. 66,500 employees serve over 8.5 million clients.

Presseinformation

07.10.2003

Bank Austria Creditanstalt is new owner of Central Profit Banka

- **Closing of the acquisition was signed**
- **BA-CA becomes the third largest bank in Bosnia Herzegovina**
- **Further expansion of BA-CA's position in South-East Europe**

Bank Austria Creditanstalt (BA-CA) has signed the closing contract with Sarajevo Privatisation Venture (SPV) and is now the majority owner of Central Profit Banka (CPB). SPV is a joint venture of the International Finance Corporation (IFC), the Federation of Bosnia Herzegovina, and B.P. Invest Consult, an international consultancy firm. The agreement to purchase CPB was signed in June this year, when it was also agreed that the IFC would acquire a direct interest of 19 % in Central Profit Banka. BA-CA intends to make an offer to minority shareholders currently holding 4.5%. On completion, BA-CA will own up to 81% of CPB. Furthermore, CPB signed a loan agreement with the IFC for a EUR 10 million long-term credit line.

"With the purchase of Central Profit Banka we are going to be the third largest bank in the Bosnian-Herzegovinian market. This will further enhance and underline our top position in South-East Europe." says Anton Knett, General Manager for South-East Europe at Bank Austria Creditanstalt. "We will merge CPB with our existing operation in Bosnia-Herzegovina, HVB Bank by using our proven IT platform. This process should be accomplished in the third quarter 2004. We will then be able to offer an even wider range of products to both retail and corporate clients ", he added.

Together, the BA-CA subsidiary HVB Bank and CPB will have total assets of EUR 221 million, 30 branches, more than 60,000 customers and a 7.4 percent market share. "Our aim is to be a strong, undisputed number 3 on the market", says Knett. Through its international know-how, BA-CA offers its corporate customers easy access to EU markets. For retail customers, the bank has state-of-the-art products. CPB and HVB Bank plan to open 4 additional branches this year. Then the two banks will operate a truly country-wide network, maintaining a presence in the Federation as well as in Rep. Srpska. The bank holds a top position in several areas: it is the clear number one in payment services and one of the leading banks in the credit card sector.
Bank Austria Creditanstalt has already set up a banking subsidiary, HVB Bank Bosna i Hercegovina, in September 2002 which is focussing on private banking and international corporate customers. At present, HVB Bank has two branches in Sarajevo and Mostar and is about to open a second branch in Sarajevo as well as a branch in Banja Luka.

Bank Austria Creditanstalt expands its presence in South-East Europe
The acquisition of Central Profit Banka is part of the targeted growth strategy pursued by BA-CA in the region of South-East Europe. In the past year, BA-CA consistently continued its expansion in the region: in spring 2002, it acquired Splitska Banka, the third-largest Croatian bank. In October 2002, BA-CA purchased Biochim, the fourth-largest bank in Bulgaria. Most recently, in March 2003, the bank opened a representative office in Macedonia. Compared with the previous year, total assets of Bank Austria Creditanstalt's operations in the region of South-East Europe more than doubled to about EUR 4 billion. Within a single year, the number of customers in SEE rose from 69,000 to about 540,000.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Ildiko Füredi, tel. +43 (0)5 05 05 56102;
e-mail: ildiko.fueredi@ba-ca.com

15.10.2003

BA-CA sells stakes in UNION and CA Versicherung AG to Wiener Städtische



- **Systematic concentration on core business.**
- **BA-CA reduces its shareholdings to 10 per cent each.**

Bank Austria Creditanstalt (BA-CA) has today accepted the bid of Wiener Städtische Allgemeine Versicherung AG (WSV) for buying shareholdings in CA Versicherung AG and Union Versicherungs-Aktiengesellschaft (UNION). Under the deal, BA-CA will sell 40 per cent in CA Versicherung AG and 23.3 per cent in UNION. As for the shareholding in UNION, ERGO International Aktiengesellschaft (ERGO-Versicherung), a shareholder in UNION, has a right of first refusal under a syndicate agreement in respect of 50 per cent of the shares offered for sale. ERGO-Versicherung may exercise its option within a specified period of time.

Subject to the approval of the antitrust authorities, the closing of the transactions will probably take place in the fourth quarter of 2003. BA-CA will realise a book profit of approx. EUR 75 million on the transactions, part of which will be allocated to a restructuring provision for one-off expenses to press ahead with the further cost-cutting programme.

By reducing its stakes in the two insurance companies BA-CA continues its strategy of systematically shifting the focus on its core activities. However, BA-CA will retain a strategic interest in both companies of 10 per cent each in order to ensure continuity in the sales cooperations.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Peter N. Thier
Tel. +43 (0) 5 05 05 ext. 52371
e-mail: peter.thier@ba-ca.com

Press release Vienna, 29 October 2003

Results for the first nine months of 2003:

Bank Austria Creditanstalt's profits up by 57 per cent

- **Net income after taxes up from EUR 199 million to EUR 312 million**
- **Strong capital base after IPO: Tier 1 capital ratio of 7.7 per cent**
- **Return on equity significantly higher despite capital increase**
- **New target: return on equity after taxes is to rise to over 13 per cent by 2006**
- **Further significant cost reductions planned in Austria**

In the first nine months of 2003, Bank Austria Creditanstalt significantly improved its results compared with the same period in the previous year. Net income after taxes and minority interests rose by 56.5 per cent to EUR 312 million (first nine months of 2002: EUR 199 million). This means that after nine months of the current year, Bank Austria Creditanstalt's results already exceed the total figure for 2002. Increases were achieved in Austria and in Central and Eastern Europe: net income before taxes from business in Austria improved by 14 per cent, from EUR 295 million to EUR 337 million, and the return on equity (ROE) before taxes reached 15.2 per cent. In Central and Eastern Europe (CEE), net income before taxes increased by 11 per cent, from EUR 111 million to EUR 123 million; in this region, the ROE before taxes was 19.2 per cent.

Bank Austria Creditanstalt's CEO Karl Samstag: "We are very well positioned: In Austria, we are the market leader, with sound business operations improving their performance step by step. And we enjoy a strong position in the CEE growth region, where we can take advantage of excellent growth opportunities. Our objective for the next few years is to further expand our position and significantly enhance profits."

Bank Austria Creditanstalt has set itself clear earnings targets for 2006. The bank has also defined the ROE target: it aims to increase the ROE after taxes to a level exceeding 13 per cent by 2006. To achieve this target, Bank Austria Creditanstalt will consistently continue its expansion in Central and Eastern Europe as well as taking measures to significantly enhance revenues in Austria. On the cost side, further measures are planned in Austria and

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Poland, the two most important markets. In Austria, the bank aims to unlock additional synergies from the merger of Bank Austria and Creditanstalt, and it will quickly reduce staff numbers (in full-time equivalent terms) from currently 11,600 to around 10,000.

Bank Austria Creditanstalt has strengthened its equity capital with the proceeds from the IPO and now has a strong capital base also by international standards. As at 30 September 2003, the bank's Tier 1 capital amounted to EUR 5,084 million, the Tier 1 capital ratio was 7.7 per cent. The bank has thus positioned itself clearly ahead of other major Austrian banks. Karl Samstag: "We are ready for further strong growth in Central and Eastern Europe."

Items in the income statement

Net interest income was EUR 1,610 million, down by 8.6 per cent on the figure for the first nine months of the previous year (2002: EUR 1,762 million). This decline is due to low interest rate levels and continued market weakness in Austria, on the one hand, and to a significant decline in the exchange rate of the Polish zloty, on the other hand. Moreover, Bank Austria Creditanstalt's Treasury operations made increased use of instruments reflected in the net trading result. An encouraging feature is the trend in quarterly figures: after net interest income of EUR 520 million for the first quarter and EUR 539 million for the second quarter, Bank Austria Creditanstalt's net interest income in the third quarter reached EUR 551 million. This means that the quality of the revenue structure has steadily improved.

In the first nine months of 2003, the net charge for losses on loans and advances was substantially reduced, by 23 per cent to EUR 356 million (2002: EUR 463 million). This reduction is a result of Bank Austria Creditanstalt's strict risk management.

Net fee and commission income rose slightly compared with the previous year, by 2.5 per cent to EUR 839 million (2002: EUR 818 million). The net trading result rose very strongly, from EUR 102 million in the previous year to EUR 217 million. Bank Austria Creditanstalt's Treasury operations took full advantage of interest rate movements. On the cost side, the trend seen in previous years continued. General administrative expenses declined further, by 2.9 per cent to EUR 1,838 million (2002: EUR 1,892 million). Bank Austria Creditanstalt's operating profit reached EUR 482 million, an increase of 54.5 per cent over the previous year's figure of EUR 312 million.

Net income from investments was EUR 26 million, down by 39.2 per cent from the figure for the previous year (2002: EUR 42 million). This figure does not yet include revenues from the sale of shares in UNION Versicherung and CA-Versicherung. Amortisation of goodwill amounted to EUR 48 million, matching the previous year's level (2002: EUR 47 million). Thus Bank Austria Creditanstalt achieved net income before taxes of EUR 457 million, an increase of 50.3 per cent over the previous year (2002: EUR 304 million). Taxes on income rose by 73.6 per cent to EUR 102 million (2002: EUR 59 million). Minority interests declined slightly, by 6.2 per cent to EUR 43 million (2002: EUR 46 million). Net income after taxes and minority interests was EUR 312 million, up by 56.5 per cent on the previous year's figure (2002: EUR 199 million).

This improvement in profits had the following effects on key financial ratios:

- The return on equity before taxes rose from 10.6 per cent to 12.5 per cent, despite the significantly higher Tier 1 capital.
- The return on equity after taxes increased from 5.6 per cent to 8.5 per cent.
- The cost/income ratio improved from 71 per cent to 68.7 per cent.
- Earnings per share rose from EUR 1.75 to EUR 2.12.
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved significantly, from 26.3 per cent to 22.1 per cent.
- The Tier 1 capital ratio was 7.7 per cent, after 6.6 per cent in the previous year.
- The total capital ratio rose from 10.9 per cent to 12.9 per cent.

Business segment results

Bank Austria Creditanstalt divides its results into five business segments: Private Customers Austria, Corporate Customers Austria, Central and Eastern Europe, International Markets, and Corporate Center. Segment results for the first nine months are not compared with figures for the first nine months of the previous year, but with three-quarters of the adjusted results for 2002 as a whole.

Markets in **Central and Eastern Europe (CEE)** play a particularly important role in BA-CA's strategy. In this growth region, whose economy will be given an additional boost by EU enlargement, the bank operates the leading network, with more than 900 offices in 11 countries. On the basis of the significantly stronger capital base resulting from the capital increase via the IPO, Bank Austria Creditanstalt intends to consistently pursue its expansion

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

in CEE through organic growth and acquisitions. With the closing in October, the bank completed the acquisition of Central Profit Banka and now has a market share of about seven per cent in Bosnia and Herzegovina.

Operations in Central and Eastern Europe continued to perform well in the first nine months. Net income before taxes generated by Bank Austria Creditanstalt's banking subsidiaries in CEE totalled EUR 229.7 million, an increase of 18.3 per cent over three-quarters of the figure for the previous year (2002: EUR 194.2 million). After goodwill amortisation and consolidation effects, the **CEE business segment's** net income before taxes was EUR 123 million, up by 11 per cent on the previous year (2002: EUR 111 million). The return on equity rose from 18.3 per cent to 19.2 per cent. The cost/income ratio fell from 72.6 per cent to 70.9 per cent.

Details of the other business segments:

In the first nine months of 2003, the **Private Customers Austria** business segment achieved net income before taxes of EUR 85 million (2002: EUR 111 million). This result is mainly due to the decline in net interest income caused by the low level of interest rates. The return on equity reached 15.5 per cent (2002: 20 per cent). The cost/income ratio was 80.6 per cent (2002: 80.9 per cent).

Net income before taxes generated by the **Corporate Customers Austria** business segment rose substantially, to EUR 188 million (2002: EUR 137 million). This improvement resulted primarily from higher net interest income and a significantly lower net charge for losses on loans and advances. The return on equity reached 12.4 per cent (2002: 8.3 per cent). The cost/income ratio was 54.3 per cent (2002: 52.5 per cent).

The **International Markets** business segment reported net income before taxes of EUR 64 million (2002: EUR 48 million). The return on equity reached 40.8 per cent (2002: 23.8 per cent). The cost/income ratio was 66.1 per cent (2002: 62.5 per cent).

The **Corporate Center** business segment recorded a net loss before taxes of EUR 3 million (2002: a net loss of EUR 29 million).

Inclusion of results in the business segments of the HVB Group

Bank Austria Creditanstalt's net income before taxes is included in the HVB Group's business segment results in the following way: amortisation of goodwill and calculated refinancing costs as well as other consolidation effects are deducted from the amount of EUR 457 million. The remaining amount of EUR 291 million is then apportioned to the HVB Group's business segments: EUR 232 million to the Austria and CEE business segment, EUR 52 million to Corporates & Markets, and EUR 7 million to Other Items.

Balance sheet of Bank Austria Creditanstalt

As at 30 September 2003, Bank Austria Creditanstalt's total assets amounted to EUR 143.8 billion (31 December 2002: EUR 148.0 billion).

On the assets side of the balance sheet, loans and advances to, and placements with, banks were reduced by 8.8 per cent, to EUR 27 billion, compared with the year-end 2002 figure (2002: EUR 29.6 billion). Trading assets declined by 4.6 per cent to EUR 18.1 billion. Loans and advances to customers were EUR 76.2 billion, remaining at a stable level (2002: EUR 76.4 billion). Investments totalled EUR 17.3 billion, a decrease of 3.9 per cent (2002: EUR 18.0 billion).

On the liabilities side, amounts owed to banks rose by 3 per cent to EUR 42.3 billion (2002: EUR 41.0 billion). Amounts owed to customers declined by 3.7 per cent to EUR 54.5 billion (2002: EUR 56.6 billion). Savings deposits remained at a stable level, while other amounts owed to customers declined. Liabilities evidenced by certificates decreased by 10.9 per cent to EUR 17.8 billion (2002: EUR 20.0 billion). As a result of the IPO carried out in summer 2003, shareholders' equity rose by 22.2 per cent to EUR 5,631 million (2002: EUR 4,610 million).

Targets for 2006:

Bank Austria Creditanstalt has set itself the following targets for 2006:

- Risk/earnings ratio: 20 per cent
- Cost/income ratio: 63 per cent
- Profit contribution from the CEE business segment: 38 per cent
- Tier 1 capital ratio: 7 per cent
- NEW: return on equity after taxes (ROE): over 13 per cent.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, tel. +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com

You can also view this text on our website at www.ba-ca.com/en/press.html.

Income statement of Bank Austria Creditanstalt for the first three quarters of 2003

	1 Jan. – 30 Sept. 2003 in EUR m	1 Jan. – 30 Sept. 2002 in EUR m	Change in EUR m	Change in %
Net interest income	1,610	1,762	-152	-8.6
Losses on loans and advances	-356	-463	106	-23.0
Net interest income after losses on loans and advances	1,254	1,299	-45	-3.5
Net fee and commission income	839	818	21	2.5
Net trading result	217	102	115	113.2
General administrative expenses	-1,838	-1,892	55	-2.9
Balance of other operating income and expenses	9	-15	24	-164.9
Operating profit	**482**	**312**	**170**	**54.5**
Net income from investments	26	42	-17	-39.2
Amortisation of goodwill	-48	-47	-1	1.5
Balance of other income and expenses	-2	-3	1	-24.0
Net income before taxes	**457**	**304**	**153**	**50.3**
Taxes on income	-102	-59	-43	73.6
Minority interests	43	46	-3	-6.2
Net income after taxes and minority interests	**312**	**199**	**113**	**56.5**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Income statement of Bank Austria Creditanstalt by quarter

in EUR m	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Net interest income	551	539	520	545	579
Losses on loans and advances	-127	-101	-128	-74	-142
Net interest income after losses on loans and advances	424	438	392	471	436
Net fee and commission income	296	273	270	258	263
Net trading result	31	78	109	129	47
General administrative expenses	-598	-622	-619	-611	-617
Balance of other operating income and expenses	14	-1	-3	13	-9
Operating profit	**166**	**166**	**149**	**260**	**119**
Net income from investments	6	0	20	-14	2
Amortisation of goodwill	-16	-16	-15	-40	-16
Balance of other income and expenses	-1	-1	-1	-6	-1
Net income before taxes	**156**	**148**	**153**	**200**	**103**
Taxes on income	-36	-33	-33	-52	-24
Minority interests	10	14	19	38	17
Net income after taxes and minority interests	**110**	**101**	**101**	**110**	**62**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Central and Eastern Europe (CEE)

	1 Jan. – 30 Sept. 2003 in EUR m	3/4 of 2002 in EUR m
Net interest income	397	480
Losses on loans and advances	-73	-75
Net fee and commission income	258	246
Net trading result	58	20
General administrative expenses	-502	-539
Balance of other operating income and expenses	-6	-4
Operating profit	**133**	**128**
Net income from investments	22	17
Amortisation of goodwill	-31	-33
Balance of other income and expenses	-1	-1
Net income before taxes	**123**	**111**

Average risk-weighted assets	13,758	13,100
Average equity allocated	853	812
	in %	**In %**
ROE before taxes	19.2	18.3
Cost/income ratio	70.9	72.6

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Private Customers Austria

	1 Jan. – 30 Sept. 2003 in EUR m	3/4 of 2002 in EUR m
Net interest income	573	602
Losses on loans and advances	-97	-73
Net fee and commission income	377	360
Net trading result	2	0
General administrative expenses	-766	-790
Balance of other operating income and expenses	-2	14
Operating profit	**88**	**113**
Net income from investments	0	4
Amortisation of goodwill	-3	-6
Balance of other income and expenses	0	0
Net income before taxes	**85**	**111**

Average risk-weighted assets	11,720	11,933
Average equity allocated	727	740
	in %	**In %**
ROE before taxes	15.5	20.0
Cost/income ratio	80.6	80.9

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Corporate Customers Austria

	1 Jan. – 30 Sept. 2003 in EUR m	3/4 of 2002 in EUR m
Net interest income	563	536
Losses on loans and advances	-180	-239
Net fee and commission income	198	209
Net trading result	22	2
General administrative expenses	-431	-396
Balance of other operating income and expenses	11	7
Operating profit	**183**	**119**
Net income from investments	7	21
Amortisation of goodwill	-1	-3
Balance of other income and expenses	-1	-1
Net income before taxes	**188**	**137**

Average risk-weighted assets	32,615	35,315
Average equity allocated	2,022	2,190
	in %	**in %**
ROE before taxes	12.4	8.3
Cost/income ratio	54.3	52.5

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

International Markets

	1 Jan. – 30 Sept. 2003 in EUR m	3/4 of 2002 in EUR m
Net interest income	75	95
Losses on loans and advances	0	-5
Net fee and commission income	10	6
Net trading result	95	99
General administrative expenses	-116	-124
Balance of other operating income and expenses	-4	-2
Operating profit	**60**	**69**
Net income from investments	9	-1
Amortisation of goodwill	-5	-20
Balance of other income and expenses	0	0
Net income before taxes	**64**	**48**

Average risk-weighted assets	3,389	4,309
Average equity allocated	210	267
	in %	**in %**
ROE before taxes	40.8	23.8
Cost/income ratio	66.1	62.5

Corporate Center

	1 Jan. – 30 Sept. 2003 in EUR m	3/4 of 2002 in EUR m
Net interest income	2	16
Losses on loans and advances	-7	-10
Net fee and commission income	-5	-14
Net trading result	40	52
General administrative expenses	-22	-29
Balance of other operating income and expenses	10	-15
Operating profit	**18**	**-1**
Net income from investments	-14	-20
Amortisation of goodwill	-7	-4
Balance of other income and expenses	0	-4
Net income/loss before taxes	**-3**	**-29**

Average risk-weighted assets	6,225	6,772
Average equity allocated	1,043	733

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com

Balance sheet of Bank Austria Creditanstalt at 30 September 2003

Assets	**30 Sept. 2003 in EUR m**	**31 Dec. 2002 in EUR m**	**Change in EUR m**	**Change in %**
Cash and balances with central banks	2,229	1,824	405	22.2
Trading assets	18,077	18,954	-877	-4.6
Loans and advances to, and placements with, banks	26,955	29,558	-2,602	-8.8
Loans and advances to customers	76,217	76,354	-137	-0.2
- Loan loss provisions	-3,578	-3,622	44	-1.2
Investments	17,271	17,976	-705	-3.9
Property and equipment	1,072	1,177	-105	-8.9
Intangible assets	1,245	1,162	83	7.2
Other assets	4,277	4,586	-309	-6.7
Total assets	**143,766**	**147,968**	**-4,202**	**-2.8**
Liabilities and shareholders' equity	**30 Sept. 2003 in EUR m**	**31 Dec. 2002 in EUR m**	**Change in EUR m**	**Change in %**
Amounts owed to banks	42,264	41,033	1,231	3.0
Amounts owed to customers	54,452	56,562	-2,110	-3.7
Liabilities evidenced by certificates	17,814	19,992	-2,178	-10.9
Trading liabilities	10,228	10,504	-276	-2.6
Provisions	3,455	3,490	-35	-1.0
Other liabilities	3,890	4,673	-783	-16.8
Subordinated capital	5,561	6,455	-894	-13.8
Minority interests	471	650	-179	-27.6
Shareholders' equity	5,631	4,610	1,022	22.2
Total liabilities and shareholders' equity	**143,766**	**147,968**	**-4,202**	**-2.8**

Bank Austria Creditanstalt AG
A-1030 Vienna, Vordere Zollamtsstrasse 13
Address: P.O. Box 22000, A-1011 Vienna
DVR: 0030066

Inquiries: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
www.ba-ca.com



03.12.2003



E-mail

Bank Austria Creditanstalt acquires remaining shares in BPH PBK

Bank Austria Creditanstalt (BA-CA) has acquired the remaining shares, representing a 9.5 per cent interest, held by HypoVereinsbank in BPH PBK, BA-CA's Polish banking subsidiary. The acquisition of these shares was announced in connection with BA-CA's IPO. Bank Austria Creditanstalt now holds a 71.03 per cent interest in BPH PBK. This transaction completes the transfer to BA-CA of BPH PBK shares held by HypoVereinsbank. The acquisition of the shares by way of an off-session transaction on the Warsaw Stock Exchange was handled by the equity interests management units of BA-CA and HypoVereinsbank as well as by CA IB Securities Warsaw.

BPH PBK is the third-largest Polish bank with total assets of EUR 10.2 billion. The bank serves 2.8 million Polish customers through its country-wide network of 534 branches. Bank Austria Creditanstalt is the bank's principal shareholder. Other BPH PBK shareholders are the Polish State Treasury, which holds a 3.68 per cent interest, and The Bank of New York with a 4.04 per cent interest. The remaining 21.09 per cent of the shares in BPH PBK is free float.

Bank Austria Creditanstalt operates the largest financial services network in the region of Central and Eastern Europe, with some 900 offices in 11 countries and 18,000 employees serving 3.8 million customers. In Poland, Bank Austria Creditanstalt has been present since 1991.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Ildiko Füredi, tel. +43 (0)5 05 05 56102;
e-mail: ildiko.fueredi@ba-ca.com

Bank Austria
Creditanstalt

A Member of HVB Group

English summary of the German press release

Vienna, 15 December 2003

Stefan Ermisch joins Bank Austria Creditanstalt's Managing Board on 1 January 2004

Stefan Ermisch has been appointed by the Supervisory Board of Bank Austria Creditanstalt (BA-CA) as member of the bank's Managing Board. He will take office on 1 January 2004 and assume the function of Chief Financial Officer (CFO). Mr Ermisch, aged 37, will be responsible for Strategic Planning, Group Finance and Controlling, and Investor Relations.

Mr. Ermisch is succeeding Helmut Gropper. Mr Gropper, aged 47, remains on excellent terms with the bank. He will accept new job challenges.

Mr Ermisch is currently heading Group Strategy and Development, and Coordination of Communication in the Group Corporate Center, Executive Office/Corporate Communication in the HVB Group. Between 1998 and 2002 he was responsible in various functions for Investor Relations of the HVB Group. Between 1993 and 1998 he worked as investment analyst at Merck, Finck & Co, Trinkaus & Burkhardt and West LB Research (Chief Analyst). Mr Ermisch is married, with one daughter. He has completed a banker's training and holds a degree in economic sciences.

Bank Austria Creditanstalt AG
A-1030 Wien, Vordere Zollamtsstraße 13
Address: P.O.Box 22000, A-1011 Wien
DVR: 0030066

Bank Austria
Creditanstalt

A Member of HVB Group

03 DEC 30 AM 7:21

8420 / Investor Relations
Vordere Zollamtsstrasse 13
1030 Vienna
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 56112

December 18, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

Re: Application for Exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Bank Austria Creditanstalt AG (the "Company"), a joint stock company incorporated under the laws of the Republic of Austria, submits the following information to qualify for the exemption from the requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

I. Background Information on the Company

The Company is the largest banking group in Austria, based on total assets of EUR 144 billion as of September 30, 2003. The Company also has a presence in eleven countries in Central and Eastern Europe. The Company provides a full range of corporate and retail banking, asset management and corporate finance products and services. The Company is a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act.

The Company's ordinary no-par value voting bearer shares (the "Bearer Shares") are listed on the Official Market and assigned to the Prime Market segment of the Vienna Stock Exchange (Austria). In addition to the listing on the Vienna Stock Exchange, the Bearer Shares have also been listed on at the Warsaw Stock Exchange (Poland) (Dual-Listing) since October 14, 2003. The Company also has issued ordinary no-par value voting registered shares (the "Registered Shares"), which are privately held and not listed on any exchange. The Company's fiscal year is the calendar year.

The Company is distinct from the former Bank Austria AG. The former Bank Austria AG, an Austrian joint stock company that formerly benefited from a Rule 12g3-2(b) exemption, ceased to exist as a result of a merger in 2001 and therefore ceased to have public shareholders in 2001. The Company's operations include the operations of the former Bank Austria AG.

II. Foreign Disclosure Requirements

The Company is subject to the Austrian Banking Act, the Austrian Stock Exchange Act, the Austrian Joint Stock Companies Act and the Austrian Commercial Code and a variety of other applicable laws. The Company is also subject to the Polish Law on the Public Trading of Securities and related decrees. Annex 1 sets forth (A) the material information the Company must make public pursuant to such statutes and the regulations thereunder, the material information that the Company must file with the Vienna Stock Exchange or the Polish Stock Exchange that those exchanges make public, and other material information that the Company has distributed or is required to distribute to its security holders; (B) the language in which such information is made public; (C) where applicable, the date by which and by whom such information must be made public; and (D) the source of the publication requirement.

For fiscal years subsequent to 2002, the Company has made arrangements for the Securities and Exchange Commission (the "SEC") to receive a copy (or summary, in the case of information published only in German) of all such material information herewith or promptly after such information is made public. If any changes occur in the kind of information required to be published as referred to in Annex 1 (or any information subsequently furnished to the SEC), the Company will submit a revised list of information reflecting such changes as required by Rule 12g3-2(b).

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

III. Information Submitted Herewith

Copies of the English versions of the documents listed in Annex 1 made public, filed or distributed since the beginning of the Company's last complete fiscal year (January 1, 2002) of which an English version was prepared are submitted herewith pursuant to paragraph (b)(1)(i) of Rule 12g3-2. Included in English or in English translation are all press releases responsive to the requirements of Rule 12g3-2(b) and all other materials distributed directly to securityholders of each class of securities to which the requested exemption relates. An index of these documents is submitted herewith as Annex 2. Annex 2 also contains a brief description in English of any documents referred to Annex 1 which are not required under Rule 12g3-2 to be submitted in English or English translation and for which no English translation, version or summary has been prepared.

IV. Supplemental Information Regarding the Company's Shares

The Company's Bearer Shares and Registered Shares constitute the only classes of equity securities outstanding. The Company has no other class of equity or debt securities convertible into equity securities outstanding.

Holders of the Company's Registered Shares must be present at shareholders' meetings for the shareholders to adopt resolutions approving certain mergers and demergers

involving the Company and certain amendments to the Company's Articles of Association. The Company's Management Board and Supervisory Board must approve any transfer of the Company's Registered Shares, although any holder of Registered Shares has the right to have its Registered Shares exchanged for an equal number of freely transferable Bearer Shares upon request, which shares would not enjoy the privileges accorded the Registered Shares.

The aggregate amount of the share capital of the Company is EUR 1,068,920,749.80, divided into 147,021,640 Bearer Shares and 10,100 Registered Shares. Bayerische Hypo- und Vereinsbank AG currently holds 113,989,900 of the Company's Bearer Shares and public investors hold 33,031,740 of the Company's Bearer Shares. The Privatstiftung zur Verwaltung von Anteilsrechten holds 10,000 of the Company's Registered Shares and the Betriebsratsfonds der Angestellten der Bank Austria Creditanstalt AG Grossraum Wien holds 100 of the Company's Registered Shares. Each ordinary share entitles its holder to one vote at our shareholders' meetings. The Bearer Shares are fungible with each other.

The Company offered and sold 33,031,740 newly issued Bearer Shares in its initial public offering pursuant to an offering circular dated July 8, 2003. The underwriters for this offering advised the Company that they intended to offer and sell the shares to qualified institutional buyers in the United States pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended. Based on the best information reasonably available to the Company, as of July 9, 2003, the Company had 16 holders of its Bearer Shares who were resident in the United States. These shareholders held 4.464 million Bearer Shares, representing approximately 3% of the Company's outstanding Bearer Shares. There are no holders of the Company's Registered Shares who are resident in the United States.

As of December 31, 2002, all of the Company's Bearer Shares were held by Bayerische Hypo- und Vereinsbank AG, and all of the Company's Registered Shares were held by Privatstiftung zur Verwaltung von Anteilsrechten and the Betriebsratsfonds der Angestellten der Bank Austria Creditanstalt AG Grossraum Wien. None of these shareholders is resident in the United States.

There have been no public distributions of the Company's securities in the United States by the Company or an affiliate of the Company. As a major European bank, the Company issues on a continuing basis debt securities outside of the United States that are not registered with the SEC.

The Bearer Shares are not securities of a kind identified in Rule 12g3-2(d).

If you have any questions or require additional information, please contact any of the following individuals:

Gerhard Smoley (Investor Relations, dept. 8420)
Bank Austria Creditanstalt
Vordere Zollamtsstrasse 13
1030 Vienna
Austria / Europe

Telephone: +43 50505 58803
Facsimile: +43 50505 56112

John Palenberg, Esq.
Craig Spruce, Esq.
Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall Street
London EC2V 5EH, England

Telephone: +44 20 7614 2200
Facsimile: +44 20 7600 1698

Very truly yours,

BANK AUSTRIA
CREDITANSTALT AG



By ______________________
Name: Harald Triplat
Title: Head of Investor Relations



By ______________________
Name: Gerhard Smoley
Title: Deputy Head of Investor Relations

Enclosures.

Cc: Paul M. Dudek, Esq. (w/o enclosures other than Annexes)
(Securities and Exchange Commission)

Annex I
Rule 12g3-2(b)(1)(ii) List of Information
Bank Austria Creditanstalt AG ("BA-CA")

Type of Information	Language	Person Required to Make and Date of Publication	Source of Publication Requirement	Medium of Publication
Annual Financial Statements/ Consolidated Statements				
Annual Consolidated Financial Statements and Annual Unconsolidated Financial Statements (of the parent company (Bank Austria Creditanstalt AG))	German	BA-CA Promptly after adoption	Sections 64 and 65 of the Austrian Banking Act ("ABA") and relevant provisions of the Austrian Commercial Code	"Amtsblatt zur Wiener Zeitung", the official gazette of the Republic of Austria
Annual Unconsolidated Financial Statements of the parent company (Bank Austria Creditanstalt AG)	German	BA-CA 4 months after the end of the fiscal year	CGC Rule 65[1]	Available upon request (free of charge)
Annual Consolidated Financial Statements	English	BA-CA 4 months after the end of the fiscal year	CGC Rule 65	BA-CA Website[2]

[1] Please note that all references to the "CGC" are to the Austrian Corporate Governance Code. BA-CA has complied with the terms of the CGC on a voluntary basis since July 9, 2003, although it is not required to do so by law.
[2] http://www.ba-ca.com, direct link to Investor Relations Website: http://ir.ba-ca.com.

[London #166405 v1]

Type of Information	Language	Person Required to Make and Date of Publication	Source of Publication Requirement	Medium of Publication
Annual Consolidated Financial Statements	Polish	BA-CA Financial tables to be published concurrently with the publication of the full German report[3] Full Polish translation has to be available 4 weeks after full German version was made public	§65 section 1 of Decree 2001[4] and Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997[5], as described at pp. A-35 and A-36 of the Polish listing prospectus, dated September 30, 2003, for the listing of the Bearer Shares of BA-CA on the Warsaw Stock Exchange[6]	Financial report via Emitent System[7]

[3] Financial tables, i.e. balance sheet, profit and loss account, statement of changes in shareholders' equity, cash flow (without notes).
[4] Decree of the Polish Council of Ministers of 16 October 2001 (Journal of Law 2001, No. 139, Item 1569) on current and periodical information provided by issuers of securities (the "Decree").
[5] The Law on the Public Trading of Securities dated 21 August 1997.
[6] See the English language translation of pages A-35 and A-36 of the Polish listing prospectus, dated September 30, 2003 relating to the listing of the Bearer Shares of BA-CA on the Warsaw Stock Exchange, included with this application.
[7] Emitent (name of software) is a secure e-mail system with a direct connection between companies and the Polish SEC, the Warsaw Stock Exchange and the Polish press agency (Polska Agencja Prasowa). Every report is automatically provided in electronic form to them.

Interim Reports				
Interim Report (for first, second and third quarter)	German	BA-CA 3 months after the end of the fiscal quarter	Section 87 of the Austrian Stock Exchange Act	Notice in "Amtsblatt zur Wiener Zeitung" as to where the Interim Report is available
Interim Report (for first, second and third quarter)	German/ English	BA-CA 2 months after the end of the fiscal quarter	CGC Rule 65	BA-CA Website
Interim Report (for first, second and third quarter)	Polish	BA-CA Financial tables to be published concurrently with the publication of the full German report[8], but not later than 45 days after the end of quarter. Full Polish translation has to be available 2 weeks (4 weeks for half-year report) after full German version was made public.	As described at pp. A-35 and A-36 of the Polish listing prospectus, dated September 30, 2003, for the listing of the Bearer Shares of BA-CA on the Warsaw Stock Exchange	Financial report via Emitent System

[8] Financial tables, i.e. balance sheet, profit and loss account, statement of changes in shareholders' equity, cash flow (without notes).

Invitation to the Annual General Meeting ("AGM")				
Invitation to the Annual General Meeting (with Agenda of the Meeting)	German	BA-CA At least 14 days before the date of the AGM	Section 83(5) of the Austrian Stock Exchange Act and section 107 of the Austrian Joint Stock Companies Act	"Amtsblatt zur Wiener Zeitung"
Invitation to the Annual General Meeting (with Agenda of the Meeting)	German/ English	BA-CA At least 25 days before the date of the AGM	Article 20(2) of the BA-CA By-Laws / CGC Rule 4	BA-CA Website
Draft of resolutions to be made at AGM	German	BA-CA At least 8 days before AGM	CGC Rule 4	BA-CA Website
Invitation to the Annual General Meeting (with Agenda of the Meeting)	Polish	BA-CA At least 22 days before AGM	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §66 section 3 of Decree	Current report via Emitent System
Draft of resolutions to be made at AGM	Polish	BA-CA At least 8 days before AGM	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §66 section 3 of Decree	Current report via Emitent System
Voting results at the Annual General Meeting/Change in Bye-Laws				
Voting results at the Annual General Meeting/Change in Bye-Laws	German/ English	BA-CA Promptly after AGM	CGC Rule 6	BA-CA Website
Voting results at the Annual General Meeting/Change in Bye-Laws	Polish	BA-CA Promptly after AGM	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §49 section 5 of the Decree	Current report via Emitent System

Dividend announcements				
Dividend announcement	German	BA-CA Promptly after AGM	Section 83(2) of the Austrian Stock Exchange Act	"Amtsblatt zur Wiener Zeitung"
Dividend announcement	German/ English	BA-CA Promptly after AGM	CGC Rule 72	BA-CA Website
Dividend announcement	Polish	BA-CA Promptly after AGM – together with results of voting	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §49 section 5 of the Decree	Current report via Emitent System
Voting and ownership interests				
Material changes in voting power/ownership interests[9]	German	BA-CA 9 calendar days after change	Sections 83(4) and 93 of the Austrian Stock Exchange Act	"Amtsblatt zur Wiener Zeitung"
Change in voting power/ownerships interests ("Director´s Dealings")	German/ English	BA-CA Immediately upon occurrence	CGC Rule 61	BA-CA Website
Change in voting power/ownerships interests[10]	Polish	BA-CA Immediately upon occurrence	Art. 147 section 1 and 2 of the Polish Law on the Public Trading of Securities 1997	Current report via Emitent System

[9] When a natural or legal person reaches, exceeds or falls below a certain limit of ownership (5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 75%, 90%).

[10] When a natural or legal person reaches, exceeds or falls below a certain limit of ownership (5%, 10%, 25%, 50%, 75% and every 2% if shareholder possesses more than 10%).

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Changes in holdings of board members				
Change in interests held by Managing Board and Supervisory Board members in BA-CA	German/ English	BA-CA Immediately upon receipt of notification from board member	CGC Rule 69	BA-CA website for at least 3 months
Change in interests (BA-CA shares) held by Managing Board and Supervisory Board members in BA-CA (in case of purchases or sales of shares for amounts exceeding 5,000 EUR)	Polish	BA-CA Immediately upon receipt of notification from board member	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997and §5 section 7 of the Decree	Current report via Emitent System
Changes in share rights				
Changes in rights connected with BA-CA shares	German	BA-CA Immediately upon change	Section 83(4) of the Austrian Stock Exchange Act	"Amtsblatt zur Wiener Zeitung"
Changes in rights connected with BA-CA shares	German/ English	BA-CA Immediately upon change	CGC Rule 72	BA-CA Website
Changes in rights connected with BA-CA shares	Polish	BA-CA Immediately after the decision on intention to make changes and next after the changes	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997and §5 section 1 item 15 and 16 of the Decree	Current reports via Emitent System

Ad hoc information[11]				
Ad hoc information	German/ English	BA-CA Immediately	Section 82(6) of the Austrian Stock Exchange Act	Deutsche Gesellschaft für ad-hoc Publizität[12]
Ad hoc information	German/ English	BA-CA Immediately	CGC Rule 70	BA-CA Website
Ad hoc information	Polish	BA-CA Immediately (not later than 24 hours from notification or occurrence)	Art. 81 section 1 item 2 and 3 of the Polish Law on the Public Trading of Securities 1997and §5 section 1 items 1 - 35 of the Decree	Current reports via Emitent System
Financial calendar	German/ English	BA-CA At the end of the current financial year	CGC Rule 70	BA-CA Website
Dates of publishing financial reports in current year	Polish	BA-CA Till the end of January every year	Art. 81 section 1 item 3 of the Polish Law on the Public Trading of Securities 1997 and §69 section 1 of the Decree	Current report via Emitent System
Prospectuses in respect of public offerings	German and/or English	BA-CA As required by applicable law	Section 74-81 of the Austrian Stock Exchange Act	"Amtsblatt zur Wiener Zeitung"/ BA-CA Website

[11] Material change information.

[12] Ad hoc information is being sent by BA-CA to "Deutsche Gesellschaft für ad-hoc Publizität" ("German society for ad hoc publications"); http://www.dgap.de.

Prospectuses in respect of public offerings made according to Polish law	Polish	BA-CA As required by applicable Polish law in the case of issuing securities on Polish market	Polish Law on the Public Trading of Securities dated 21 August 1997; Decree of the Council of Ministers of 16 October 2001 (Journal of Law 2001, No. 139, Item 1568) and Decree of the Council of Ministers of 16 October 2001 (Journal of Law 2001, No. 139, Item 1570) on issue prospectuses	Prospectus itself and information on public offering via Emitent System
Press releases (material issues)	German and/or English	BA-CA	BA-CA practice	BA-CA Website

ANNEX 2

Index to Initially Furnished Information

(Furnished Pursuant to Rule 12g3-2(b)(1)(i))

I. ANNUAL ACCOUNTS AND REPORTS; OFFERING CIRCULAR; POLISH LISTING PROSPECTUS EXCERPT

A. Annual Report (2001)
B. Annual Report (2002)
C. IPO Preliminary Offering Circular (June 18, 2003)
D. IPO Offering Circular (July 8, 2003)
E. Excerpt from Polish Listing Prospectus (pp. A-35 and A-36) (Sept. 30, 2003)

II. INTERIM REPORTS

A. Interim Report (1st Q. 2003)
B. Interim Report (1st Half 2003)
C. Interim Report (9 Months 2003)

III. SHAREHOLDER MEETING AGENDAS

A. Agenda of the annual general shareholders' meeting (March 19, 2002)
B. Agenda of the extraordinary general shareholders' meeting (September 16, 2002)
C. Agenda of the annual general shareholders' meeting (March 17, 2003)
D. Agenda of the extraordinary general shareholders' meeting (June 13, 2003)
E. Agenda of the extraordinary general shareholders' meeting (June 20, 2003)

IV. CONSTITUENT DOCUMENTS

A. Bye-Laws (Articles of Association – *Satzung*)

V. DISCLOSURE PURSUANT TO SECTION 91A OF THE AUSTRIAN STOCK EXCHANGE ACT

A. Disclosure – Director's Dealings

VI. MATERIAL DEVELOPMENT REPORTING (Ad Hoc Information)

A. Ad Hoc Information dated July 31, 2003
B. Ad Hoc Information dated Oct. 15, 2003
C. Ad Hoc Information dated Oct. 29, 2003

VII. NOTICE PURSUANT TO SECTION 10(2) OF THE AUSTRIAN CAPITAL MARKETS ACT AND PURSUANT TO SECTION 78 OF THE AUSTRIAN STOCK EXCHANGE ACT

A. Notice dated June 18, 2003
B. Notice dated July 7, 2003

VIII. FINANCIAL CALENDER

A. Financial calender for 2004

IX. PRESS RELEASES

A. Press Releases 2002 - 2003

Brief Descriptions of Materials Not Required to Be Furnished Because They Are Not Available in English Language Translations, Versions or Summaries

1. Polish Listing Prospectus dated September 30, 2003

Polish language Listing Prospectus prepared for purposes of listing the Company's shares on the Warsaw Stock Exchange. Derived in large part from the Company's IPO prospectus.

2. Consolidated and Unconsolidated Parent Company Only Annual Financial Statements of Bank Austria Creditanstalt for 2001 and 2002 (April 8, 2002 and April 7, 2003) as published in the Wiener Zeitung.

Consolidated and Unconsolidated Parent Company Only annual financial statements for 2001 and 2002. English translation of consolidated annual financial statements for 2001 and 2002 in Annual Report for these years (see Items IA and IB).

NOTE: This Index includes items that the Company is voluntarily furnishing as part of this submission.